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Form 18-K Annual Report of the Republic of Italy for the year ended December 31, 2017
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EXHIBIT INDEX

Exhibit (2)

2018 Stability Programme
(Section I of the Economic and Financial Document of 2018, dated April 26, 2018)

Ministero dell'Economia e delle Finanze



DOCUMENTO DI ECONOMIA E FINANZA 2018

Sezione I Programma di Stabilità dell'Italia

MINISTERO DELL'ECONOMIA E DELLE FINANZE

DOCUMENTO DI ECONOMIA E FINANZA 2018

Sezione I **Programma di Stabilità dell'Italia**

Presentato dal Presidente del Consiglio dei Ministri
Paolo Gentiloni Silveri

e dal Ministro dell'Economia e delle Finanze
Pier Carlo Padoan

Deliberato dal Consiglio dei Ministri il 26 aprile 2018

PREMESSA

Il Governo presenta il Documento di Economia e Finanza (DEF) 2018 in un momento di transizione caratterizzato dall'avvio dei lavori della XVIII legislatura.

Tenuto conto del nuovo contesto politico, il Governo non ha formulato un nuovo quadro programmatico. Il DEF 2018 si limita alla descrizione dell'evoluzione economico-finanziaria internazionale, all'aggiornamento delle previsioni macroeconomiche per l'Italia e al quadro di finanza pubblica tendenziale che ne consegue, alla luce degli effetti della Legge di Bilancio per il 2018. Il Parlamento trova quindi in questo Documento un quadro aggiornato della situazione economica e finanziaria quale base per la valutazione delle politiche economiche e dei programmi di riforma che il prossimo Esecutivo vorrà adottare.

Il quadro a legislazione vigente contempla l'aumento delle imposte indirette nel 2019 e, in minor misura, nel 2020. Come è già avvenuto negli anni scorsi, il rialzo dell'IVA potrà essere sostituito da misure alternative con futuri interventi legislativi. Va sottolineato che l'entità delle clausole di salvaguardia previste dalla Legge di Bilancio 2018 è inferiore a quella delle clausole incluse nella precedente Legge di Bilancio.

Il ciclo della programmazione delle finanze pubbliche potrà essere aggiornato dal prossimo Governo attraverso l'elaborazione di un quadro programmatico e, in autunno, con l'adozione degli altri strumenti di programmazione previsti dalla Legge n. 196/2009: la Nota di Aggiornamento del DEF e il Disegno di Legge di Bilancio dello Stato.

L'eredità della passata legislatura e dell'azione del Governo

L'attività legislativa potrà ripartire dai risultati conseguiti negli anni precedenti grazie anche alle misure promosse dal Governo.

Le politiche economiche adottate negli ultimi anni hanno accompagnato l'Italia nello sforzo collettivo di superare la lunga e drammatica crisi economica e finanziaria che tra il 2007 e il 2013 ha causato una caduta del PIL pari a circa 9 punti percentuali, lasciando profonde ferite nel tessuto sociale in termini di reddito disponibile, disoccupazione, disuguaglianze e sfiducia.

Lungo un percorso difficile e in salita, un sentiero stretto tra l'esigenza di interrompere l'aumento del debito pubblico (la cui incidenza sul prodotto è cresciuta di circa 29 punti percentuali tra il 2007 e il 2013) e al tempo stesso sostenere l'attività economica, l'economia italiana è riuscita a realizzare un significativo recupero in termini di crescita, occupazione, produzione industriale,

export, domanda interna, clima di fiducia; nel contempo è proseguita - graduale ma ininterrotta - l'azione di consolidamento dei conti pubblici. Si tratta di un bilancio non scontato, che non deve essere disperso negli anni a venire.

La gestione delle finanze pubbliche ha tenuto conto dell'esigenza di riduzione del disavanzo che alimenta il già elevato debito pubblico; l'indebitamento netto, pari al 3 per cento del PIL nel 2014, si è progressivamente ridotto negli anni, raggiungendo il 2,3 per cento nel 2017 (1,9 al netto degli interventi straordinari per il settore bancario e la tutela del risparmio). Parallelamente, dopo sette anni di aumenti consecutivi, il rapporto debito/PIL si è stabilizzato, registrando delle riduzioni sull'anno precedente sia nel 2015 che nel 2017.

L'attenzione rivolta al risanamento del bilancio si è affiancata a un costante sostegno alla crescita e al mercato del lavoro, nella consapevolezza che l'occupazione registra le conseguenze del ciclo economico con un ritardo significativo. Un ritardo che si può rilevare nella distanza tra il momento più grave della crisi (il 2009, quando il PIL ha fatto registrare la caduta del 5,5 per cento) e il momento in cui si è arrestata la caduta nel numero degli occupati (settembre 2013). A quattro anni dai primi segnali di ripresa economica (la modesta crescita del PIL nel 2014), registriamo un aumento del numero di occupati pari a circa un milione di unità rispetto al punto più profondo della crisi. In particolare, a febbraio 2018 il numero di lavoratori con contratto a tempo indeterminato (14,935 milioni) è vicino al livello massimo raggiunto prima della crisi (15,032 milioni nel luglio 2008).

Il rafforzamento della crescita nel 2017 e le buone prospettive per l'anno in corso consentono di nutrire una ragionevole fiducia nel proseguimento della dinamica positiva degli indicatori occupazionali. I rinnovi contrattuali e il venir meno dei vincoli sulle nuove assunzioni (turnover) nella PA, con conseguenti nuovi ingressi attesi nel settore e in particolare nelle Forze dell'ordine, contribuiranno al miglioramento delle condizioni sul mercato del lavoro.

Altri impieghi delle risorse pubbliche hanno riguardato misure di rilancio dell'occupazione e degli investimenti pubblici e privati, di riduzione della pressione fiscale sulle imprese e sulle famiglie, in particolare quelle a reddito medio-basso. E misure per l'inclusione sociale: grazie all'introduzione del Reddito di Inclusione (REI), per la prima volta l'Italia si è dotata di uno strumento nazionale e strutturale di lotta alla povertà attraverso il sostegno al reddito e l'accompagnamento alla ricerca di occupazione quale strumento fondamentale dei processi inclusivi.

Gli interventi di contrasto alla crisi e a sostegno della ripresa hanno beneficiato delle complementarità offerte dalle riforme strutturali, che hanno prodotto progressi su numerosi fronti. Tra questi, l'efficienza della giustizia civile, il funzionamento del mercato del lavoro, la solidità del sistema bancario e del mercato dei capitali, la capacità competitiva delle imprese.

Il rafforzamento del sistema bancario, colpito duramente dalla crisi e da episodi di gestione inadeguata rispetto ai criteri di prudenza e correttezza, è oggi visibile da numerosi punti di vista. Il finanziamento dell'economia è da tempo in crescita. L'incidenza dei crediti deteriorati sul totale si sta rapidamente riducendo per effetto di politiche di smobilizzo delle sofferenze promosse dalle banche, che beneficiano anche degli interventi adottati dal Governo. È aumentata la redditività e la patrimonializzazione del sistema.

Il quadro macroeconomico e di finanza pubblica tendenziale

Nel 2017 la crescita del PIL è aumentata visibilmente, sospinta dalla favorevole congiuntura mondiale, dalla politica monetaria dell'Eurozona, da una politica di bilancio moderatamente espansiva e dagli interventi di riforma strutturale adottati negli ultimi anni in molti settori, quali la scuola, il mercato del lavoro, la Pubblica Amministrazione, la giustizia civile e in tema di prevenzione della corruzione. Nell'anno è proseguita la crescita dell'occupazione e la riduzione del tasso di disoccupazione. Le prospettive restano favorevoli anche per il 2018, anno in cui si prevede una crescita dell'1,5 per cento. Va tuttavia sottolineato che a livello globale sono presenti dei rischi legati a paventate politiche protezionistiche e all'apprezzamento dell'Euro. Anche se questi rischi non devono essere sottovalutati, i principali fattori di traino all'espansione economica restano validi: le imprese italiane prevedono di aumentare gli investimenti rispetto all'anno scorso e il commercio mondiale continuerà a crescere. L'andamento del PIL è previsto rallentare lievemente nei prossimi anni, in linea con le aspettative sul ciclo economico internazionale. Esso dovrebbe comunque mantenersi ben al disopra della crescita di trend o potenziale.

Il quadro tendenziale di finanza pubblica si iscrive nel percorso che a partire dal 2014 ha assicurato una costante riduzione del rapporto deficit/PIL e la stabilizzazione di quello debito/PIL, di cui si è avviata la riduzione. L'indebitamento netto tendenziale è stimato all'1,6 per cento per il 2018; riflette un'accelerazione del processo di riduzione del deficit e un aggiustamento strutturale dello 0,1 per cento. La prosecuzione del percorso di riduzione del disavanzo negli anni successivi porterà al conseguimento di un sostanziale pareggio di bilancio nel 2020-2021 e all'accelerazione del processo di riduzione del rapporto debito/PIL, che si porterebbe al 122 per cento del PIL nel 2021.Va sottolineato che i saldi di bilancio previsti per il 2019 e il 2020 sono leggermente migliori rispetto a quanto proiettato nella Nota di Aggiornamento del DEF del settembre scorso. L'indebitamento netto scenderebbe infatti allo 0,8 per cento del PIL nel 2019 e sarebbe seguito dal pareggio di bilancio nel 2020 e da un surplus dello 0,2 per cento del PIL nel 2021.

Gli indicatori di benessere

Com'è noto, durante la passata legislatura è stato introdotto nel ciclo di programmazione economica il benessere equo e sostenibile. Il Governo ha sostenuto con convinzione questa innovazione, che vede l'Italia all'avanguardia a livello internazionale. Dopo l'esercizio sperimentale dello scorso anno, il DEF è corredato da un Allegato in cui si analizzano le tendenze recenti dei dodici indicatori di benessere selezionati dal Comitato previsto dalla riforma e si proiettano le future evoluzioni degli indicatori attualmente simulabili.

Nel complesso, si evince come la crisi abbia intaccato il benessere dei cittadini, in particolare accentuando le disuguaglianze e aggravando il fenomeno della povertà assoluta, soprattutto fra i giovani. È tuttavia già in corso un recupero dei redditi e dell'occupazione; si attenuano fenomeni di esclusione sociale quali la mancata partecipazione al mercato del lavoro e l'abbandono scolastico precoce; migliorano alcuni indicatori di efficienza del settore pubblico, quali la durata dei processi civili. Molto resta da fare, i progressi non sono uniformi, ma esiste una base su cui proseguire ed allargare lo sforzo di miglioramento del benessere, dell'equità e della sostenibilità sociale, economica ed ambientale. L'inserimento dell'analisi del benessere nei documenti programmatici è funzionale a una maggiore attenzione dei decisori politici e dell'opinione pubblica verso questi temi così rilevanti per i cittadini.

***

Il peso del debito pubblico, unitamente al modesto potenziale di crescita, ha esposto l'Italia alle tensioni finanziarie della crisi del debito sovrano.

In una fase congiunturale caratterizzata da una significativa accelerazione della crescita il processo di riduzione del debito può guadagnare abbrivio, così rafforzando la fiducia tra gli operatori economici domestici ed esteri.

Resta un problema complesso e di non semplice gestione, da affrontare con consapevolezza e politiche credibili e sostenibili, tenuto conto delle regole di bilancio europee.

Grazie alla riforma del processo di bilancio il consolidamento dei conti pubblici continuerà a beneficiare di una revisione della spesa pubblica sempre più selettiva e orientata alle esigenze delle famiglie e delle imprese.

L'economia italiana, uscita definitivamente dalla doppia recessione, è ora in grado di archiviare la lunga fase di ristagno della produttività, a sua volta connessa all'insufficiente contributo del capitale umano, alle ancora modeste capacità innovative, alla ridotta dimensione media aziendale, all'insufficiente disponibilità di fonti di finanziamento alternative al credito bancario, alla insufficiente efficacia della pubblica amministrazione. Fenomeni che si sono vicendevolmente rafforzati e che soltanto in seguito alle riforme adottate si stanno superando.

Più volte nei documenti di programmazione si è evidenziata la centralità degli investimenti, pubblici e privati, ai fini del rilancio della produttività e del potenziale di crescita. Se si può essere relativamente soddisfatti in merito alla ripartenza degli investimenti privati (gli investimenti fissi lordi delle società non finanziarie hanno segnato nel 2017 un aumento del 7,3 per cento), quelli pubblici continuano invece a risentire della forte riduzione degli stanziamenti in conto capitale operati negli anni più duri della crisi; per il loro pieno rilancio bisognerà continuare a insistere su più efficienti procedure di progettazione, gestione dei progetti e monitoraggio della spesa.

L'Italia è nelle condizioni per proseguire lungo il cammino dell'irrobustimento strutturale della crescita, dell'aumento dell'occupazione, della sostenibilità delle finanze pubbliche e della riduzione della pressione fiscale e miglioramento della composizione della spesa pubblica.

Pier Carlo Padoan

Ministro dell'Economia e delle Finanze

INDICE

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

I. QUADRO COMPLESSIVO

La ripresa dell'economia italiana ha guadagnato vigore nel 2017 ed è continuata nel primo trimestre di quest'anno. Secondo le prime stime Istat, l'anno passato si è chiuso con una crescita del PIL dell'1,5 per cento in termini reali, in accelerazione rispetto agli incrementi di circa l'uno per cento dei due anni precedenti. L'occupazione è aumentata dell'1,1 per cento[1] e le ore lavorate sono salite dell'1,0 per cento, il che sottende un aumento della produttività del lavoro. Il rafforzamento della ripresa è stato principalmente dovuto ad una dinamica più sostenuta degli investimenti e delle esportazioni, mentre i consumi delle famiglie si sono mantenuti sul sentiero di crescita moderata degli anni precedenti.

Nel 2017, sebbene la penetrazione delle importazioni sia lievemente aumentata, il saldo della bilancia commerciale con l'estero è rimasto fortemente positivo e il surplus di partite correnti della bilancia dei pagamenti è salito al 2,8 per cento del PIL, dal 2,6 per cento del 2016.

Anche la finanza pubblica ha mostrato una tendenza positiva, giacché l'indebitamento netto delle Amministrazioni Pubbliche è sceso al 2,3 per cento del PIL, dal 2,5 per cento del 2016, e all'1,9 per cento escludendo gli interventi straordinari per il risanamento del sistema bancario. Il rapporto fra stock di debito e PIL nel 2017 è diminuito al 131,8 per cento, dal 132,0 per cento del 2016.

FIGURA I.1: CRESCITA DEL PIL E DELL'OCCUPAZIONE (UNITÀ STANDARD DI LAVORO) (variazioni %)


2
1
0
-1
-2
-3
-4
-5
-6
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
PIL reale
Occupazione (unità standard di lavoro)

Fonte: ISTAT.

[1] La variazione si riferisce al numero di occupati di Contabilità Nazionale. Secondo l'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL) l'incremento medio del numero di occupati nel 2017 è stato dell'1,2 per cento.

Al netto dei suddetti interventi straordinari, sarebbe sceso più marcatamente, al 130,8 per cento[2].

Sebbene la fiducia delle imprese manifatturiere abbia registrato una flessione nel corso del primo trimestre, le prospettive economiche e di finanza pubblica per l'anno in corso e per i prossimi tre anni rimangono positive. Per quanto riguarda il triennio 2018-2020, il quadro macro tendenziale (a legislazione vigente) qui presentato è molto simile al programmatico della Nota di Aggiornamento del DEF (NADEF) pubblicata a settembre dell'anno scorso.

L'andamento del PIL nel 2017 è infatti risultato in linea con la proiezione formulata nella NADEF e gli impatti sull'economia della Legge di Bilancio 2018 approvata dal Parlamento sono molto simili a quelli ipotizzati in settembre.

La previsione di crescita del PIL reale nel 2018 è confermata all'1,5. Un quadro internazionale più favorevole e un livello dei rendimenti (correnti e attesi) sui titoli di Stato lievemente inferiore in confronto a quanto ipotizzato nella NADEF compensano un tasso di cambio dell'euro e prezzi del petrolio più elevati.

La crescita del PIL reale nel 2019 viene invece leggermente ridotta dall'1,5 all'1,4 per cento, mentre quella per il 2020 rimane invariata all'1,3 per cento. Sebbene l'effetto congiunto delle variabili esogene utilizzate per la previsione della crescita del PIL nel 2019-2020 sia più favorevole rispetto a settembre, si è ritenuto opportuno introdurre una maggiore cautela alla luce dei rischi geopolitici di medio termine che si sono più chiaramente evidenziati negli ultimi mesi.

FIGURA I.2: SALDO DEL CONTO CORRENTE E SUE COMPONENTI (in % PIL)


5
4
3
2
1
0
-1
-2
-3
-4
-5
in % PIL
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
MERCI
SERVIZI
REDDITI PRIMARI
REDDITI SECONDARI
SALDO CORRENTE

Fonte: Banca d'Italia.

[2] Secondo il Comunicato Istat del 4 aprile 2018 (Conto Trimestrale delle Amministrazioni Pubbliche, Reddito e Risparmio delle Famiglie e Profitti delle Società), l'impatto della liquidazione coatta amministrativa di Veneto Banca e Popolare di Vicenza e della ricapitalizzazione del Monte dei Paschi di Siena sul deficit 2017 della PA è di 6,3 miliardi. L'impatto sul debito della PA è di 16,6 miliardi (cfr. Banca d'Italia, Bollettino Statistico 'Finanza Pubblica: fabbisogno e debito', 13 aprile 2018).

Il tasso di crescita del PIL reale nel 2021 è cifrato all'1,2 per cento. Questa previsione tiene conto del fatto che i principali previsori internazionali scontano una decelerazione della crescita del commercio mondiale su un orizzonte a tre-quattro anni. Quando ci si spinge su un orizzonte più lungo, è inoltre prassi consolidata quella di far convergere la previsione del PIL verso il tasso di crescita del prodotto potenziale[3].

TAVOLA I.1: QUADRO MACROECONOMICO TENDENZIALE SINTETICO (1)
(variazioni percentuali, salvo ove non diversamente indicato)

	2017	2018	2019	2020	2021
PIL	1,5	1,5	1,4	1,3	1,2
Deflatore PIL	0,6	1,3	1,8	1,7	1,5
Deflatore consumi	1,2	1,1	2,2	2,0	1,5
PIL nominale	2,1	2,9	3,2	3,1	2,7
Occupazione ULA (2)	0,9	0,8	0,8	0,9	0,9
Occupazione FL (3)	1,2	1,1	1,0	1,0	0,9
Tasso di disoccupazione	11,2	10,7	10,2	9,7	9,1
Bilancia partite correnti (saldo in % PIL)	2,8	2,5	2,6	2,8	2,9

(1) Eventuali imprecisioni derivano da arrotondamenti.
(2) Occupazione espressa in termini di unità standard di lavoro (ULA).
(3) Numero di occupati in base all'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL).

Per quanto riguarda il PIL nominale, la crescita accelererebbe dal 2,1 per cento registrato nel 2017 al 2,9 per cento nel 2018 e al 3,2 per cento nel 2019, per poi rallentare lievemente al 3,1 nel 2020 e al 2,7 nel 2021, valori comunque più elevati di quelli registrati in anni recenti.

Il nuovo quadro macro tendenziale 2018-2021 riassunto nella Tavola I.1 è stato validato dall'Ufficio Parlamentare di Bilancio in data 29 marzo 2018[4].

La lettura della previsione tendenziale deve tenere conto del fatto che la legislazione vigente, come modificata dalla Legge di Bilancio 2018 e dal decreto legge fiscale di accompagnamento[5], prevede un marcato miglioramento del saldo di bilancio, sia in termini nominali, sia strutturali, ovvero correggendo il saldo nominale per i fattori ciclici e le misure una tantum e temporanee. In aggiunta a misure di contrasto all'evasione fiscale e di contenimento della spesa pubblica, secondo la legislazione vigente tale miglioramento è assicurato da un aumento delle aliquote IVA a gennaio 2019 e a gennaio 2020, quest'ultimo accompagnato da un rialzo delle accise sui carburanti.

Secondo stime ottenute con il modello econometrico del Tesoro (ITEM), l'aumento delle imposte indirette provocherebbe una minore crescita del PIL in termini reali e un rialzo dell'inflazione - sia in termini di deflatore del PIL, sia di prezzi al consumo - rispetto ad uno scenario di invarianza della politica di

[3] Le principali organizzazioni internazionali stimano un tasso di crescita potenziale del PIL reale italiano compreso fra lo 0,5 (Commissione Europea, previsione per il 2020 nell'Ageing Report 2018) e lo 0,8 per cento (Fondo Monetario Internazionale, Italy 2017 Article IV Consultation). Le questioni relative alla stima del prodotto potenziale secondo la metodologia comunitaria sono discusse nel paragrafo III.2 di questo documento.

[4] L'UPB ha confermato la validazione in data 5 aprile, dopo l'aggiornamento del quadro macroeconomico in base ai nuovi conti nazionali pubblicati dall'ISTAT il 4 aprile. Va sottolineato che in settembre l'UPB validò le previsioni 2017-2018 contenute nella NADEF 2017, ma giudicò che le previsioni di crescita per il 2019-2020 (1,5 per cento e 1,3 per cento, rispettivamente), pur non soggette a validazione in quella sede, fossero eccessivamente ottimistiche. La previsione 2018-2021 del presente documento è stata invece validata integralmente.

[5] Legge n.205 del 27 dicembre 2017; D.L. n.148/2017, convertito dalla Legge n.172 del 4 dicembre 2017.

bilancio. Questi impatti sarebbero concentrati negli anni 2019-2020 e, in minor misura, nel 2021[6].

Laddove gli aumenti delle imposte indirette previsti per i prossimi anni fossero sostituiti da misure alternative di finanza pubblica *a parità di indebitamento netto*, l'andamento previsto del PIL reale potrebbe marginalmente differire da quello dello scenario tendenziale qui presentato, in funzione di una diversa composizione della manovra di finanza pubblica. Per quanto riguarda l'inflazione prevista, le stime della traslazione degli aumenti delle imposte indirette sui prezzi al consumo e sul deflatore del PIL hanno un notevole margine di incertezza, ma è plausibile ipotizzare che il deflatore del PIL crescerebbe di meno se gli aumenti delle imposte indirette fossero sostituiti da misure alternative di riduzione del deficit. L'impatto complessivo sul PIL nominale non è quantificabile senza previa definizione delle misure alternative ai rialzi dell'IVA. Tuttavia, non si può escludere che negli anni 2019-2020 la crescita del PIL nominale risulterebbe lievemente inferiore a quella dello scenario tendenziale.

Venendo alla previsione tendenziale di finanza pubblica, il Governo conferma la stima di indebitamento netto della PA per il 2018 dell'1,6 per cento del PIL. Al netto di arrotondamenti, il surplus primario salirebbe all'1,9 per cento del PIL, dall'1,5 per cento del 2017 (1,9 per cento escludendo gli interventi straordinari sulle banche). L'indebitamento netto a legislazione vigente scenderebbe quindi allo 0,8 per cento del PIL nel 2019 e a zero nel 2020, trasformandosi quindi in un surplus dello 0,2 per cento del PIL nel 2021. Il saldo primario migliorerebbe al 2,7 per cento nel 2019, 3,4 nel 2020 e 3,7 nel 2021. I pagamenti per interessi scenderebbero a poco più del 3,5 per cento del PIL nel 2018 (dal 3,8 per cento del 2017) e rimarrebbero nell'intorno di quel livello fino al 2021, nonostante il rialzo dei rendimenti sui titoli di Stato scontato dal mercato per i prossimi anni[7].

FIGURA I.3: INDEBITAMENTO NETTO, SALDO PRIMARIO E INTERESSI PASSIVI (in percentuale del PIL)


6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
Avanzo primario
Spesa per interessi
Indebitamento netto
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Fonte: ISTAT. Dal 2018 previsioni a legislazione vigente DEF.

[6] La Legge n.205/2017 prevede un aumento di soli 0,1 punti percentuali dell'aliquota IVA ordinaria a gennaio 2021. In quell'anno si registrerebbero tuttavia effetti ritardati degli aumenti di imposta introdotti nei due anni precedenti.

[7] Si ricorda che, come è consuetudine, i livelli futuri dei rendimenti sono stati calcolati sulla base dei livelli di mercato nelle settimane precedenti la predisposizione del Programma di Stabilità.

Per quanto riguarda i saldi di finanza pubblica corretti per il ciclo e le misure una tantum e temporanee, che sono oggetto di monitoraggio da parte della Commissione Europa secondo il Patto di Stabilità e Crescita (PSC), la stima del saldo strutturale nel 2017 è pari al -1,1 per cento del PIL, in peggioramento di 0,2 punti percentuali rispetto al 2016[8]. Secondo le stime presentate nel paragrafo III.2 del presente documento, il lieve peggioramento del saldo strutturale non costituirebbe una deviazione significativa ai fini del braccio preventivo del PSC.

TAVOLA I.2: INDICATORI DI FINANZA PUBBLICA (in percentuale del PIL) (1)

	2016	2017	2018	2019	2020	2021
QUADRO PROGRAMMATICO (2)						
QUADRO TENDENZIALE						
Indebitamento netto	-2,5	-2,3	-1,6	-0,8	0,0	0,2
Al netto di interventi sul sistema bancario	*-2,5*	*-1,9*	*-1,6*	*-0,8*	*0,0*	*0,2*
Saldo primario	1,5	1,5	1,9	2,7	3,4	3,7
Interessi	4,0	3,8	3,5	3,5	3,5	3,5
Indebitamento netto strutturale (3)	-0,9	-1,1	-1,0	-0,4	0,1	0,1
Variazione saldo strutturale	-0,8	-0,2	0,1	0,6	0,5	0,0
Debito pubblico (lordo sostegni) (4)	132,0	131,8	130,8	128,0	124,7	122,0
Debito pubblico (netto sostegni) (4)	128,6	128,4	127,5	124,8	121,6	119,0
Obiettivo per la regola del debito (5)						121,2
Proventi da privatizzazioni	0,1	0,0	0,3	0,3	0,3	0,0
MEMO: Draft Budgetary Plan 2017 (ottobre 2017)						
Indebitamento netto		-2,1	-1,6	-0,9	-0,2	
Indebitamento netto strutturale (3)		-1,3	-1,0	-0,6	-0,2	
Debito pubblico (6)		131,6	130,0	127,1	123,9	
MEMO: NOTA AGGIORNAMENTO DEL DEF 2017 (settembre 2017)						
Indebitamento netto	-2,5	-2,1	-1,6	-0,9	-0,2	
Saldo primario	1,5	1,7	2,0	2,6	3,3	
Interessi	4,0	3,8	3,6	3,5	3,5	
Indebitamento netto strutturale (3)	-0,9	-1,3	-1,0	-0,6	-0,2	
Variazione saldo strutturale	-0,8	-0,4	0,3	0,4	0,4	
Debito pubblico (6)	132,0	131,6	130,0	127,1	123,9	
Debito pubblico (netto sostegni) (6)	128,5	128,2	126,7	123,9	120,8	
PIL nominale tendenziale (val. assoluti x 1.000)	*1680,9*	*1716,9*	*1766,2*	*1822,6*	*1878,2*	*1928,7*

(1) Eventuali imprecisioni derivano da arrotondamenti.

(2) Il quadro programmatico dipenderà dalla definizione degli obiettivi di politica economica da parte del futuro Esecutivo.

(3) Al netto delle misure una tantum e della componente ciclica.

(4) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 13 aprile 2018). Le stime considerano per il periodo 2018-2020 proventi da privatizzazioni e altri proventi finanziari pari allo 0,3 per cento del PIL annuo. Inoltre si ipotizza un aumento delle giacenze di liquidità del MEF per circa lo 0,3 per cento del PIL nel 2018 e una riduzione per oltre lo 0,1 per cento del PIL nel 2019 e negli anni successivi. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente Documento.

(5) Livello del rapporto debito/PIL che assicurerebbe l'osservanza della regola nel 2019 sulla base della dinamica prevista al 2021 (criterio *forward-looking*). Per ulteriori dettagli si veda il Paragrafo III.5.

(6) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. Le stime considerano proventi da privatizzazioni e altri proventi finanziari pari allo 0,2 per cento del PIL nel 2017 e 0,3 per cento del PIL annuo nel periodo 2018-2020.

[8] Nelle stime del presente documento, la componente del deficit 2017 evidenziata dall'Istat nel comunicato del 4 aprile 2018 e relativa alla ricapitalizzazione del Monte dei Paschi e alla liquidazione coatta amministrativa di Veneto Banca e Popolare di Vicenza, è considerata una spesa temporanea e pertanto non impatta il saldo strutturale.

In chiave prospettica, il saldo strutturale tendenziale migliorerebbe di 0,1 punti di PIL nel 2018, di 0,6 punti nel 2019 e di 0,5 punti nel 2020, rimanendo quindi invariato nel 2021. In termini di livelli, il saldo strutturale sarebbe pari a +0,1 per cento del PIL nel 2020 e nel 2021, soddisfacendo pertanto l'Obiettivo di Medio Termine del pareggio di bilancio strutturale.

Il miglioramento del saldo strutturale nel 2018 è inferiore a quanto previsto nella NADEF (0,3 punti di PIL). La differenza è spiegata dal minor deficit strutturale registrato nel 2017 (1,1 per cento anziché 1,3 per cento del PIL), a parità di deficit strutturale atteso nel 2018 (1,0 per cento del PIL).

Va notato che tutti i dati testé menzionati si basano sulle stime di prodotto potenziale e *output gap* del Governo. La Commissione Europea pubblicherà le proprie stime aggiornate all'inizio di maggio nello *Spring Forecast* e da esse dipenderà la valutazione del rispetto del braccio preventivo del PSC da parte dell'Italia. Il Comitato di Politica Economica dell'Unione Europea ha recentemente approvato alcuni miglioramenti della procedura di stima del prodotto potenziale proposte dal MEF con riferimento al caso italiano. Ne potrebbe derivare una revisione al rialzo della stima di crescita potenziale da parte della Commissione Europea e livelli di *output gap* meno penalizzanti per l'Italia. Tuttavia, in chiave prospettica (ovvero dal 2018 in avanti), la valutazione di eventuali deviazioni significative dei saldi strutturali di bilancio dell'Italia da parte della Commissione dipenderà anche dalle stime aggiornate di crescita del PIL e del saldo nominale di bilancio, che potrebbero differire lievemente da quelle del Governo.

Per quanto attiene al debito pubblico, il nuovo quadro tendenziale pone il rapporto debito/PIL a fine 2018 al 130,8 per cento, in discesa dal 131,8 del 2017. Grazie in particolare ai maggiori surplus primari e ad una crescita più sostenuta del PIL nominale, il rapporto debito/PIL calerebbe poi più rapidamente nei prossimi tre anni, fino a raggiungere il 122,0 per cento nel 2021.

FIGURA I.4: RAPPORTO DEBITO PUBBLICO/PIL (tassi di crescita e punti percentuali di PIL)


Var. del rapporto Debito/PIL (asse dx)
Var. dello stock di Debito
Tasso di crescita PIL nominale
Var. % a/a
p.p. di PIL
6
5
4
3
2
1
0
-1
-2
-3
-4
12
10
8
6
4
2
0
-2
-4
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Fonte: ISTAT. Dal 2018 previsioni a legislazione vigente DEF.

Infine, con riferimento alla regola del debito espressa in chiave prospettica (*forward looking*), le stime contenute nel paragrafo III.5 del presente documento indicano che il rapporto debito/PIL previsto approssimerebbe il livello di riferimento (*benchmark*) in misura crescente nel 2020 e 2021. La regola del debito non sarebbe dunque strettamente soddisfatta in chiave prospettica nello scenario a legislazione vigente né nel 2018, né nel 2019, ma la differenza per il secondo anno sarebbe di soli 0,8 punti di PIL[9]. Diversi fattori rilevanti, primo fra tutti la *compliance* con il PSC, rappresentano elementi positivi ai fini della valutazione del rispetto della regola del debito ai sensi dell'Articolo 126(3) del TFUE.

[9] Il soddisfacimento della regola del debito su base *forward looking* nel 2018 è valutato in base alla differenza fra il rapporto debito/PIL previsto per il 2020 e il *benchmark*; quello per il 2019, in base alla differenza fra proiezione 2021 e *benchmark* per quell'anno. Cfr. Par. III.5 seguente.

II. QUADRO MACROECONOMICO

II.1 L'ECONOMIA INTERNAZIONALE

Nel 2017 l'economia globale ha registrato una crescita più elevata degli anni precedenti e superiore alle attese. Il Fondo Monetario Internazionale (FMI), nel suo aggiornamento più recente, stima che nel 2017 il PIL globale sia cresciuto del 3,8 per cento, in accelerazione rispetto al 3,2 per cento registrato nel 2016 e lievemente superiore alla media del precedente quinquennio (3,6 per cento). Grazie all'andamento positivo in tutte le principali regioni mondiali, il FMI stima che il commercio internazionale sia cresciuto del 4,9 per cento, in forte aumento sul 2,3 per cento di crescita registrato nel 2016.

Negli Stati Uniti, nel 2017, la crescita del PIL in termini reali è stata pari al 2,3 per cento, in deciso miglioramento rispetto all'anno precedente (1,5 per cento). La crescita è stata diffusa a tutti i settori; al persistere di livelli di disoccupazione storicamente bassi, prossimi al 4 per cento, si sono aggiunti crescenti livelli di fiducia nel settore privato e un nuovo impulso positivo alla ricchezza delle famiglie legato al buon andamento dei mercati finanziari e alla salita dei prezzi immobiliari. Coerentemente con le favorevoli condizioni dell'economia, la Federal Reserve ha proseguito il processo di normalizzazione della politica monetaria, operando tre rialzi dei tassi di 25 punti base nel corso del 2017 e rassicurando sulla gradualità dei futuri rialzi.

In Giappone, il PIL è aumentato dell'1,7 per cento in termini reali, in accelerazione rispetto al 2016 (0,9 per cento). L'espansione dell'attività economica è stata sostenuta dalla politica monetaria accomodante della Bank of Japan (BoJ) e dalle riforme strutturali del mercato del lavoro e del sistema tributario. Benché il tasso medio d'inflazione al netto dei cibi freschi, per cui la BoJ persegue un obiettivo del 2 per cento, non sia andato oltre lo 0,5 per cento nel 2017, l'andamento recente è stato più favorevole. Gli ultimi dati per marzo 2018 indicano infatti un tasso di inflazione pari all'1,1 per cento nel complesso e allo 0,9 per cento al netto dei cibi freschi. Sebbene il rialzo dell'inflazione sia stato principalmente guidato dai prezzi energetici, la BoJ ha recentemente riaffermato il proprio ottimismo circa la sostenibilità della ripresa dell'inflazione. In ogni caso, il rischio di deflazione appare per ora scongiurato.

In Cina, il 2017 si è chiuso con un tasso di crescita del PIL del 6,9 per cento annuo, superiore all'obiettivo del 6,5 per cento fissato dal governo, accelerando per la prima volta dal 2010. Il governo ha manifestato l'orientamento strategico di frenare la crescita del debito e favorire l'utilizzo di tecnologie meno inquinanti. I settori tradizionali sono rimasti predominanti ma hanno guadagnato importanza quelli della 'new economy' come, ad esempio, i servizi finanziari online e l'e-commerce, in parallelo ad una spinta promossa dalle autorità verso un maggiore rispetto dell'ambiente.

Nell'Area dell'Euro, la crescita del PIL (2,3 per cento) ha mostrato una decisa accelerazione rispetto all'anno precedente (1,8 per cento), trainata dalle esportazioni verso il resto del mondo e da un moderato aumento della domanda interna. La ripresa economica continua a essere caratterizzata da una buona performance del mercato del lavoro, a seguito anche delle riforme introdotte in diversi Stati membri; il tasso di disoccupazione è sceso gradualmente nel corso dell'anno e la politica fiscale nell'area ha mantenuto un tono sostanzialmente neutrale. La politica monetaria ha mantenuto un'intonazione espansiva sebbene la BCE abbia ridotto la dimensione del programma di Quantitative Easing (QE) da 80 miliardi al mese a 60 miliardi dall'aprile 2017 e quindi a 30 miliardi da gennaio 2018, sottolineando che il livello dei tassi di policy dovrebbe rimanere invariato anche oltre il completamento del QE, che è per il momento previsto a settembre di quest'anno.

I dati più recenti indicano che la fase positiva per l'economia internazionale è continuata nel primo trimestre del 2018, sebbene gli indici di fiducia delle imprese manifatturiere abbiano mostrato una flessione. Nei primi due mesi dell'anno il *composite purchasing managers index* (PMI) globale ha registrato i livelli più alti da più di tre anni a questa parte, ma è poi sceso nettamente in marzo, anche nella componente servizi.

FIGURA II.1: PMI GLOBALE COMPOSITO E PER SETTORI


60
55
50
45
40
35
30
mar-07
mar-08
mar-09
mar-10
mar-11
mar-12
mar-13
mar-14
mar-15
mar-16
mar-17
mar-18
PMI Globale composito
PMI Globale - Manifattura
PMI Globale - Servizi

Fonte: Markit, Thomson Reuters Datastream.

Il FMI prevede che la crescita media dell'economia mondiale nel 2018 sarà lievemente superiore a quella del 2017, portandosi al 3,9 per cento, un tasso di crescita che verrebbe mantenuto anche nel 2019. La crescita del PIL reale delle economie avanzate nel 2018 sarebbe superiore a quella dell'anno scorso (2,5 contro 2,3 per cento), decelerando poi lievemente nel 2019 (al 2,2 per cento), mentre accelererebbe nei paesi emergenti, dal 4,8 per cento nel 2017 al 4,9 quest'anno e al 5,1 per cento nel 2019.

Per quanto riguarda l'Europa, le principali organizzazioni internazionali prevedono che la crescita continui a tassi relativamente sostenuti nel biennio 2018-2019, sia pure con una tendenza alla decelerazione. Ad esempio, il FMI pone

la crescita dell'Area dell'Euro nel 2018 al 2,4 per cento e quindi al 2,0 per cento nel 2019. La Banca Centrale Europea (BCE), nelle previsioni di marzo, spingendosi oltre l'orizzonte delle altre organizzazioni internazionali, prevede anch'essa un tasso di crescita dell'Area dell'Euro del 2,4 per cento quest'anno, e quindi un rallentamento all'1,9 per cento nel 2019 e all'1,7 per cento nel 2020.

Vale la pena di ricapitolare quali siano i principali fattori che trainano l'attuale tendenza positiva del ciclo internazionale, poiché alcuni di essi spiegano anche le ragioni del lieve rallentamento previsto nel 2019-2020 (in aggiunta alla consueta tendenza dei previsori ad allineare le proiezioni di più lungo termine con la crescita potenziale stimata per ciascun paese).

Intonazione della politica fiscale. Sulla spinta dell'Amministrazione Trump, il Congresso degli Stati Uniti ha approvato una riforma delle imposte sui redditi di impresa e individuali che riduce significativamente la pressione fiscale in un contesto in cui l'economia americana si trova nell'ottavo anno di espansione economica, con un tasso di disoccupazione del 4,1 per cento, il livello più basso dal 2000 ad oggi. L'Amministrazione ha anche in programma una forte espansione degli investimenti in infrastrutture e, alla fine di marzo, ha imposto nuovi dazi sulle importazioni di acciaio ed alluminio, adottando quindi misure protezionistiche anche su altri prodotti. Nel breve termine, l'espansione fiscale potrebbe spingere l'economia americana verso tassi di crescita più elevati del 2,3 per cento registrato nel 2017. Il Consenso sconta infatti una crescita del 2,8 per cento quest'anno, anche se indica un rallentamento al 2,6 per cento nel 2019 e al 2,1 per cento nel 2020.[1]

FIGURA II.2: PIL E TASSO DI DISOCCUPAZIONE DELL'AREA DELL'EURO (variazioni % a/a e valori percentuali)


6
4
2
0
-2
-4
-6
var. % a/a
6
7
8
9
10
11
12
13
valori percentuali
1T 001T 011T 021T 031T 041T 051T 061T 071T 081T 091T 101T 111T 121T 131T 141T 151T 161T 17
PIL
Tasso di disoccupazione (scala dx)

Nota: La scala del tasso di disoccupazione è invertita.
Fonte: Eurostat.

[1] Cfr. Consensus Forecasts, 9 aprile, 2018 per il 2018 e 2019; Bloomberg per il 2020. L'indagine Bloomberg più recente pone la crescita nel 2019 al 2,4 per cento.

In Europa, le stime più recenti della Commissione Europea indicano che la *stance* di politica fiscale, misurata dalla variazione del saldo di bilancio strutturale, sia prossima alla neutralità giacché il saldo in questione peggiorerebbe di solo un decimo di punto di PIL nel 2018, mentre rimarrebbe invariato nel 2019, sia per l'Area dell'Euro, sia per l'UE nel complesso[2]. Per quanto riguarda il Giappone, la politica fiscale è grosso modo neutrale quest'anno e resterà tale per gran parte del 2019. Il prossimo aumento dell'imposta sulle vendite al dettaglio è previsto per ottobre 2019 ed avrà quindi un impatto più significativo sul 2020; potrebbe invece giocare un ruolo di stimolo l'anno prossimo se vi saranno maggiori acquisti da parte dei consumatori in previsione del rialzo dell'aliquota. Nei principali paesi emergenti, Cina, India, Russia e Brasile, sono state annunciate misure di consolidamento fiscale, ma non è allo stato attuale prevista una politica marcatamente restrittiva.

Politiche monetarie in fase di normalizzazione. Dal dicembre 2015 ad oggi, la Federal Reserve ha già alzato il tasso sui Fed Funds di 1,5 punti percentuali. Secondo le valutazioni più recenti (marzo 2018), i membri del consiglio direttivo della Fed (FOMC) prevedono che il tasso sui Fed Funds dovrà gradualmente salire dall'attuale obiettivo di 1,5-1,75 per cento verso il 3,25-3,5 per cento nel 2020. Questo livello sarebbe più basso di quanto indicato da semplici regole di politica monetaria quali la *Taylor Rule*, che suggerirebbero già oggi un obiettivo di Fed Funds intorno al 4 per cento. I fattori chiave che spiegano questa differenza, peraltro oggetto di un notevole dibattito anche all'interno del FOMC, sono il protrarsi di bassa inflazione e crescita salariale moderata.

FIGURA II.3: BILANCIO AGGREGATO DELLE PRINCIPALI BANCHE CENTRALI (BCE, FED, BOJ; in miliardi di dollari)


16000
14000
12000
10000
8000
6000
4000
2000
feb-06
feb-07
feb-08
feb-09
feb-10
feb-11
feb-12
feb-13
feb-14
feb-15
feb-16
feb-17
feb-18

Fonte: Bloomberg.

[2] Cfr. European Commission, European Economic Forecasts, Autumn 2017, Institutional Paper 063, November 2017.

Nel frattempo, la Fed continuerà la politica di graduale riduzione della dimensione del proprio bilancio, acquistando solo una parte dei titoli in scadenza nel suo portafoglio. Il bilancio della Fed, e quindi l'entità della base monetaria, rimarranno tuttavia assai elevati per lungo tempo. Laddove, anche a causa dell'impulso fiscale sopra descritto, si dovesse assistere ad un'accelerazione dell'inflazione, è ragionevole prevedere che il ritmo della restrizione monetaria da parte della Fed diventerebbe assai più spedito. In prima istanza, ciò avverrebbe probabilmente attraverso un più deciso rialzo dei tassi di *policy*, ma la Fed potrebbe in seguito accelerare lo smobilizzo dei titoli in portafoglio laddove ritenesse auspicabile una salita dei tassi a lungo termine.

FIGURA II.4: FEDERAL FUNDS RATE E TASSO DI DISOCCUPAZIONE DEGLI STATI UNITI (%)


7
6
5
4
3
2
1
0
3
4
5
6
7
8
9
10
11
feb-00
feb-02
feb-04
feb-06
feb-08
feb-10
feb-12
feb-14
feb-16
feb-18
Federal Funds Rate
Tasso di disoccupazione (scala dx)

Nota: La scala del tasso di disoccupazione è invertita.
Fonte: Bloomberg.

Per quanto riguarda l'Europa, come già menzionato, la BCE è orientata a terminare il programma di espansione del proprio bilancio tramite il QE entro la fine di settembre. Se la ripresa economica continuerà secondo le aspettative, la BCE ha segnalato che i tassi di policy potrebbero essere successivamente rialzati. Dato che l'attuale livello è di -0,4 per cento per il tasso sulla *deposit facility* e di zero per il tasso sui rifinanziamenti principali, e poiché l'approccio seguito sarà probabilmente improntato alla gradualità, si può prevedere che i tassi di interesse dell'euro rimarranno storicamente bassi lungo l'arco del periodo di previsione qui considerato. Nel Regno Unito la politica monetaria rimane accomodante per via del rallentamento della crescita dovuto all'incertezza su Brexit e il Comitato della Bank of England ha ribadito che eventuali rialzi dei tassi avverranno in modo graduale.

Spostandosi al Giappone, dove il QE ha assunto le proporzioni relativamente più rilevanti e il principale tasso di intervento è attualmente al -0,1 per cento, la banca centrale è intenzionata a mantenere un atteggiamento fortemente espansivo. Infatti, il tasso di crescita dell'indice dei prezzi al consumo che esclude i prodotti alimentari freschi, rimane lontano dall'obiettivo intermedio del 2 per cento. Appare probabile che l'espansione del bilancio della banca centrale continui ancora per lungo tempo.

La continuazione di bassi tassi di inflazione è il fattore chiave sottostante le politiche monetarie espansive delle principali banche centrali. Essa trae origine dalla globalizzazione non solo del mercato dei beni, ma anche di quello dei servizi e, indirettamente, del lavoro. Questa tendenza di fondo dell'economia mondiale, è sovente descritta come la sparizione della curva di Phillips, ovvero della correlazione negativa tradizionalmente osservata fra crescita salariale (e inflazione) da un lato, e tasso di disoccupazione dall'altro.

FIGURA II.5: INDICI DELL'INFLAZIONE AL CONSUMO (variazioni percentuali a/a)


5,0
4,0
3,0
2,0
1,0
0,0
-1,0
-2,0
-3,0
mar-07 mar-08 mar-09 mar-10 mar-11 mar-12 mar-13 mar-14 mar-15 mar-16 mar-17 mar-18
Stati Uniti
Area euro
Giappone

Nota: Per la BCE, si fa riferimento all'indice armonizzato dei prezzi al consumo dell'Area dell'euro; per la Fed, al deflatore dell'indice mensile di spesa per consumi; per la BoJ, al l'indice dei prezzi al consumo esclusi i cibi freschi.
Fonte: BCE, Fed, BoJ, Thomson Reuters Datastream.

Nel breve andare, la moderazione nella crescita delle retribuzioni e nell'inflazione appare destinata a continuare, sia pure con una tendenza al rialzo evidenziata dal maggior dinamismo delle retribuzioni degli Stati Uniti negli ultimi due anni e dal recente accordo salariale dei metalmeccanici in Germania. Tuttavia, quantomeno con riferimento al caso americano, non si può escludere che misure protezionistiche e di stimolo fiscale possano agire da catalizzatore di una ripresa molto maggiore di salari e inflazione.

La moderazione dei prezzi del petrolio e delle commodity è un altro fattore di bassa inflazione e sostegno alla crescita. Il prezzo del petrolio, pur in risalita rispetto ai minimi di inizio 2016, è da ormai oltre tre anni a livelli pari a poco più della metà del picco raggiunto nel periodo 2011-2014. Un prezzo del petrolio relativamente basso deprime l'attività economica e le importazioni dei paesi produttori, ma costituisce un fattore di stimolo per i paesi consumatori. Complessivamente, un livello intermedio quale quello attuale costituisce uno stimolo per l'economia mondiale, e certamente per quella europea, in quanto migliora le condizioni per i paesi consumatori senza danneggiare eccessivamente i produttori. L'attuale equilibrio è principalmente frutto dell'aumento dell'offerta da parte degli Stati Uniti (*shale oil*) e dei tagli di produzione dell'OPEC. La sua prosecuzione richiede che non vi siano repentini cali di offerta per via di eventi geopolitici. Il mercato dei *futures* sul petrolio sconta una lieve discesa del prezzo

del petrolio nei prossimi anni, motivato non solo da un'abbondanza di offerta, ma anche da una domanda mondiale di combustibili in crescita moderata in rapporto al PIL.

FIGURA II.6: PREZZO DEL BRENT E FUTURES


80
70
60
50
40
30
20
Brent ($/barile)
Future - Brent
mar-15
dic-15
set-16
giu-17
mar-18
dic-18
set-19
giu-20
mar-21
dic-21

Fonte: Thomson Reuters Datastream.

La prosecuzione della crescita del commercio internazionale. Come accennato in apertura, la crescita del commercio internazionale ha fortemente accelerato a partire dalla seconda metà del 2016. Il raggiungimento di un elevato tasso di sviluppo di tutte le principali aree dell'economia mondiale è stato reso possibile da un'elevata intensità di commercio internazionale, anche all'interno di filiere di produzione (le cosiddette *value chains*). Queste condizioni hanno fatto sì, ad esempio, che le esportazioni dell'UE verso il resto del mondo nel 2017 raggiungessero un livello record di 1,88 trilioni di euro, mentre il commercio fra paesi membri è arrivato ad oltre 3,3 trilioni. Le previsioni ottimistiche sulla crescita futura dell'economia europea e mondiale si basano sulla continuazione di questa tendenza, sia pure con un lieve rallentamento del ritmo di espansione.

FIGURA II.7: INDICE DI VOLATILITÀ IMPLICITA DEL MERCATO AZIONARIO USA (VIX)


85
75
65
55
45
35
25
15
5
mar-07
mar-08
mar-09
mar-10
mar-11
mar-12
mar-13
mar-14
mar-15
mar-16
mar-17
mar-18

Fonte: Thomson Reuters Datastream.

Un elevato grado di stabilità finanziaria. Dopo un inizio d'anno alquanto esuberante, i mercati azionari in febbraio hanno subito una forte correzione, a sua volta innescata da una salita dei rendimenti obbligazionari negli Stati Uniti. Di conseguenza, la volatilità effettiva ed implicita è salita repentinamente. Le condizioni sono successivamente migliorate, e ciò malgrado eventi geopolitici non sempre rassicuranti. Più recentemente, le misure protezionistiche adottate dagli Stati Uniti e le preoccupazioni sulle prospettive del comparto tecnologico hanno portato ad una nuova correzione dei mercati azionari.

Rischi per la previsione

I rischi al rialzo rispetto alle valutazioni delle organizzazioni internazionali sulla crescita dell'economia mondiale risiedono nel potenziale di crescita ancora inespresso dopo anni di stagnazione e bassa accumulazione di capitale. Pur essendo i tassi disoccupazione in alcuni paesi chiave (Stati Uniti, Germania, Giappone) a livelli storicamente bassi, esistono ancora riserve di lavoro non pienamente utilizzate, che potrebbero essere attivate attraverso un aumento del tasso di partecipazione e un riassorbimento del part-time involontario.

Un'espansione più forte del previsto di consumi e investimenti, e di conseguenza del commercio internazionale, spingerebbe occupazione e redditi verso livelli più elevati, innescando un ulteriore circolo virtuoso. Se l'inflazione dovesse rimanere a bassi livelli, come attualmente previsto dalle principali organizzazioni internazionali, le banche centrali potrebbero continuare a seguire un sentiero di restrizione assai graduale. La crescita economica potrebbe sorprendere al rialzo, come è avvenuto nel 2017.

D'altro canto, poiché le previsioni delle organizzazioni internazionali a cui si è precedentemente accennato sono cautamente ottimistiche, è opportuno evidenziare anche i rischi al ribasso per lo scenario internazionale che è stato adottato per la previsione del PIL dell'Italia.

La stabilità finanziaria conseguita dalla crisi globale ad oggi si è basata in misura significativa su un elevato grado di accomodamento monetario, consentito dalla capacità delle banche centrali di 'leggere' correttamente il ciclo economico e le prospettive di inflazione. La solidità del sistema finanziario e bancario internazionale è fortemente migliorata, grazie al rafforzamento patrimoniale e a regolamentazioni più stringenti in quanto a capitalizzazione e di gestione del rischio di credito e di mercato delle banche. Tuttavia si deve riconoscere che gli elevati corsi azionari e i bassi spread sui titoli *corporate* a reddito fisso, nonché la bassa volatilità a cui gli investitori si sono ormai abituati e gli elevati livelli di indebitamento di taluni mercati emergenti, potrebbero mettere a repentaglio la stabilità conseguita negli ultimi anni.

Le misure protezionistiche recentemente introdotte dall'Amministrazione Trump paiono allo stato attuale come il rischio esogeno più significativo per la previsione. Per ora si tratta dell'imposizione di dazi sulle importazioni di acciaio ed alluminio e di una serie di prodotti cinesi, in aggiunta a restrizioni sulle acquisizioni di tecnologia statunitense. L'impatto di queste misure sul commercio mondiale nel suo complesso sarà probabilmente assai modesto. Il Presidente Trump ha tuttavia dichiarato che le decisioni sin qui annunciate sono solo l'inizio di azioni a più ampio raggio, che potrebbero comprendere anche prodotti europei, quali le autovetture.

FIGURA II.8: SALDO DELLE PARTITE CORRENTI (STATI UNITI, GERMANIA, CINA, in mld di $)


600
400
200
0
-200
-400
-600
-800
-1000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017
Stati Uniti
Germania
Cina

Fonte: FMI.

L'imposizione di dazi doganali su molteplici prodotti da parte degli Stati Uniti potrebbe portare a ritorsioni, oltre che dalla Cina, anche da parte di altri paesi e causare un forte rallentamento della crescita del commercio internazionale. I legami commerciali fra i diversi paesi avvengono non solo attraverso l'import-export di prodotti finiti, ma anche di componenti e semilavorati. L'impatto sulle filiere produttive potrebbe essere assai negativo, con ripercussioni su occupazione ed inflazione anche nei paesi europei. Vi sarebbe inoltre una diversione di flussi commerciali, che renderebbe l'Europa ancor più esposta allo sforzo di penetrazione commerciale da parte degli esportatori asiatici.

FIGURA II.9: SALDI COMMERCIALI DEGLI STATI UNITI CON ALCUNI DEI PRINCIPALI PARTNER (dati mensili cumulati su 12 mesi in miliardi di dollari)


0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
0
-50
-100
-150
-200
-250
-300
-350
-400
gen-00
gen-02
gen-04
gen-06
gen-08
gen-10
gen-12
gen-14
gen-16
gen-18
Germania
Giappone
Italia
Cina (scala dx)

Fonte: Bloomberg.

Nel focus dedicato ai rischi collegati al protezionismo si fa riferimento ad una simulazione effettuata con il modello di Oxford Economics, considerando due scenari, il primo di un fenomeno circoscritto quale sono stati sinora gli annunci americani, il secondo di quella che si potrebbe definire una vera e propria svolta protezionistica da parte degli Stati Uniti. Anche nel secondo scenario, si ipotizza che i principali paesi mondiali non adotteranno reciproche misure protezionistiche, ovvero che le principali restrizioni al commercio internazionale riguarderanno l'asse Stati Uniti-Cina. La simulazione indica che il deterioramento del quadro economico internazionale sarebbe contenuto nel primo caso e invece notevole nel secondo. Infatti, come evidenziato dal recente andamento dei mercati finanziari, l'effetto negativo nell'*escalation* protezionistica potrebbe essere rafforzato dalla caduta dei corsi azionari. Quest'ultima impatterebbe infatti sulla fiducia delle imprese e dei consumatori e genererebbe effetti ricchezza negativi.

Come sopra accennato, un ulteriore rischio al ribasso per la prevista espansione dell'economia internazionale è la possibilità di una ripresa dell'inflazione superiore alle attese, in quanto essa potrebbe condurre ad un rialzo più accentuato dei tassi di interesse in anticipazione di un inasprimento della politica monetaria da parte della Fed e, successivamente, delle altre maggiori banche centrali. Questo rischio appare contenuto nel breve andare, come è anche evidenziato dalle aspettative di inflazione dei mercati finanziari e dei consumatori. Nell'arco di una previsione a quattro anni, come quella qui presentata, si tratta tuttavia di un rischio non trascurabile, in particolare se le tendenze protezionistiche dovessero accentuarsi e ancor più se il mercato del petrolio e delle *commodity* dovesse entrare in tensione anche a causa di eventi geopolitici.

La minore prevedibilità della politica estera americana accentua questi elementi di incertezza, dato che i fattori geopolitici potrebbero ampliare gli effetti delle politiche economiche e commerciali. Nell'ambito dei rischi geopolitici va anche rilevato che le recenti tensioni diplomatiche fra la Russia e il Regno Unito potrebbero impattare sull'economia europea, come già avvenne nel 2014, a seguito dell'annessione della Crimea da parte della Russia e della conseguente introduzione di sanzioni commerciali e finanziarie.

II.2 ECONOMIA ITALIANA

Nel 2017 l'economia italiana è cresciuta dell'1,5 per cento in linea con le stime ufficiali formulate a settembre nella NADEF. Il PIL, dopo l'accelerazione del primo trimestre 2017 (0,5 per cento t/t), è cresciuto a tassi moderatamente espansivi nella parte centrale dell'anno (0,4 per cento t/t) per poi decelerare lievemente a fine anno (0,3 per cento). La domanda interna al netto delle scorte ha continuato ad espandersi mentre è proseguito il decumulo delle scorte (-0,2pp) iniziato l'anno precedente. Le esportazioni nette sono tornate a contribuire positivamente alla crescita.

Nel dettaglio delle componenti, i consumi privati hanno continuato a crescere a tassi analoghi a quelli del 2016 (1,4 per cento) nonostante il rallentamento del reddito disponibile reale; i consumi sono stati sospinti dal permanere di condizioni

di accesso al credito favorevoli. La propensione al risparmio si è ridotta passando da 8,5 per cento a 7,8 per cento. Riguardo la tipologia di spesa, la crescita del consumo di servizi (1,7 per cento) ha superato quella del consumo di beni (1,2 per cento), che si conferma ancora sospinta dall'acquisto di beni durevoli.

La situazione patrimoniale delle famiglie resta solida: il debito delle famiglie è marginalmente aumentato al 61,3 per cento del PIL da 61,2 per cento del PIL[3]. La sostenibilità del debito è stata favorita anche dal permanere di bassi tassi di interesse.

È proseguita l'espansione degli investimenti (3,8 per cento), trainata ancora dal contributo della componente dei mezzi di trasporto. Gli investimenti in macchinari hanno rallentato il ritmo di crescita rispetto al 2016 (2,0 per cento dal 3,2 per cento). Con riferimento al settore delle costruzioni, si è assistito ad una crescita modesta degli investimenti in linea con quanto registrato nel 2016. Restano poco dinamici gli investimenti di natura infrastrutturale ma si osservano segnali di miglioramento per gli investimenti in abitazioni.

I prezzi delle abitazioni, dopo essere risultati in calo per diversi anni, hanno mostrato segnali di ripresa; le rilevazioni più recenti[4] confermano che le quotazioni, dopo un netto e continuo calo nell'ultimo triennio, hanno smesso di ridursi. Le compravendite, che probabilmente hanno risentito positivamente della riduzione dei prezzi, hanno mostrato una contestuale ripresa.

Gli indici infra-settoriali indicano che le abitazioni di nuova costruzione stanno beneficiando di un mercato più attivo, registrando anche un aumento delle quotazioni, mentre l'indice generale dei prezzi risente della debolezza del settore delle abitazioni esistenti.

FIGURA II.10: COMPRAVENDITE IMMOBILIARI RESIDENZIALI E PREZZI (indici, 2015=100)


Prezzi nuove abitazioni
Prezzi abitazioni esistenti
Prezzi abitazioni totali
Numero di compravendite (scala dx)
130
125
120
115
110
105
100
95
160
150
140
130
120
110
100
90
80
4T 10
2T 11
4T 11
2T 12
4T 12
2T 13
4T 13
2T 14
4T 14
2T 15
4T 15
2T 16
4T 16
2T 17
4T 17

Fonte: Elaborazioni MEF su dati Banca d'Italia e Istat.

[3] Banca d'Italia, Bollettino Economico, aprile 2018.
[4] Si veda: ISTAT, "Prezzi delle abitazioni", aprile 2018 e Banca d'Italia, "Bollettino Economico", aprile 2018.

Il miglioramento dello stato di salute del settore immobiliare resta un tassello importante per la ripresa dell'economia, anche in ragione delle positive ricadute su consumi e occupazione. L'andamento delle quotazioni immobiliari ha infatti un effetto diretto sui patrimoni e indiretto sulla fiducia delle famiglie. I dati sulle consistenze di attività non finanziarie mostrano come le abitazioni costituiscano la quasi totalità della ricchezza reale delle famiglie[5]. Un recupero delle quotazioni potrebbe avere un effetto favorevole sui consumi.

Per quanto riguarda il commercio internazionale, più robusta del previsto la dinamica delle esportazioni (5,4 per cento), che cresce in misura lievemente superiore alle importazioni (5,3 per cento), grazie all'accelerazione del commercio mondiale e nonostante l'apprezzamento dell'euro. La dinamica delle importazioni è risultata ancora vivace per effetto del recupero della domanda interna e in particolare del ciclo produttivo industriale.

Con riferimento all'offerta, l'industria manifatturiera si è confermata in ripresa (2,1 per cento dall'1,2 per cento del 2016). I dati di produzione industriale indicano un aumento del 3,1 per cento sospinta dai beni strumentali (4,9 per cento) e dai beni intermedi (2,7 per cento); anche la produzione di beni di consumo ha accelerato (2,1 percento) con particolare riferimento ai beni durevoli (4,9 per cento) ed è tornata in territorio positivo quella di beni non durevoli. Il settore delle costruzioni si conferma in graduale miglioramento, con una crescita che tuttavia si ferma ancora sotto l'1 per cento. Indicazioni incoraggianti per il settore immobiliare si evincono dall'aumento delle compravendite e dal continuo incremento dei prestiti alle famiglie per l'erogazione di mutui finalizzati all'acquisto di abitazioni. Si contrae, invece, il valore aggiunto dell'agricoltura (settore che comunque ha un peso limitato sul PIL).

Nel 2017 la ripresa è stata sostenuta in misura più ampia rispetto agli anni passati dal settore dei servizi (1,5 per cento) con andamenti positivi in quasi tutti i sotto settori: di rilievo l'accelerazione (2,9 per cento) del settore del commercio, dei servizi di alloggio e ristorazione, trasporto e magazzinaggio - che complessivamente rappresentano circa il 20 per cento del PIL - e il recupero delle attività finanziarie e assicurative (2,0 per cento) dopo diversi anni di contrazione. L'andamento delle attività immobiliari e di quelle professionali, che insieme incidono sul totale dell'economia per poco più del 20 per cento, è stato simile (rispettivamente 1,5 per cento e 1,4 per cento).

Con riferimento alle imprese, e in particolare a quelle non finanziarie, nel 2017 si è registrata una lieve riduzione al 41,7 per cento della quota di profitto (dal 42,4 per cento del 2016) a causa del significativo rallentamento del risultato lordo di gestione (all'1,3 per cento dal 5,6 per cento). Il tasso di investimento è aumentato (21,1 per cento, 0,9 punti percentuali in più rispetto al 2016). Gli ultimi dati pubblicati dalla Banca d'Italia relativi al quarto trimestre 2017 indicano che la redditività (rapporto tra margine operativo lordo e valore aggiunto) si è ulteriormente ridotta rispetto al periodo precedente e che anche la capacità di autofinanziamento è lievemente diminuita nonostante il calo degli oneri finanziari

[5] Le valutazioni complessive si sono ridotte, tra il 2012 e il 2016, tra il 6 e il 7 per cento del loro valore di mercato. La riduzione è certamente maggiore in alcune aree del paese in cui le quotazioni sono state colpite in misura più severa. Si veda in merito: ISTAT, "Le attività non finanziarie dei settori istituzionali", marzo 2018.

netti. Nello stesso periodo il debito delle imprese in percentuale del PIL è tornato a crescere (a 72,1 per cento del PIL da 71,8)[6].

Nel 2017 è proseguita la tendenza favorevole del mercato del lavoro. La crescita degli occupati (contabilità nazionale) è stata pari all'1,1 per cento e ha riguardato esclusivamente la componente degli occupati dipendenti mentre gli indipendenti hanno continuato a ridursi.

Secondo le informazioni desumibili dai dati delle forze di lavoro, la crescita del numero degli occupati riflette principalmente l'aumento dei dipendenti con contratto a tempo determinato. Con riferimento all'orario di lavoro, aumenta per il terzo anno consecutivo il lavoro a tempo pieno mentre rallenta la crescita del part-time e si riduce quindi il differenziale di crescita tra numero di occupati (1,2 per cento) e input di lavoro misurato dalle unità standard di lavoro (0,9 per cento). Nonostante il miglioramento dell'occupazione sia stato accompagnato da un aumento della partecipazione al mercato del lavoro, il tasso di disoccupazione si è ridotto di 0,5 punti percentuali rispetto al 2016, scendendo all'11,2 per cento (10,9 per cento a fine anno).

È proseguita la fase di moderazione salariale: i redditi di lavoro dipendente pro-capite sono cresciuti in media annua dello 0,2 per cento, in decelerazione rispetto al 2016. Beneficiando anche del recupero della produttività del lavoro (0,6 per cento) il costo del lavoro per unità di prodotto è risultato in riduzione (-0,4 per cento).

L'inflazione è tornata in territorio positivo pur restando su livelli bassi (1,2 per cento) grazie principalmente alla ripresa dei prezzi dei beni energetici e degli alimentari non lavorati; infatti risulta più contenuto l'incremento dell'inflazione di fondo rispetto all'anno precedente (0,7 per cento dallo 0,5 per cento). L'inflazione interna, misurata dal deflatore del PIL, ha rallentato ulteriormente (allo 0,6 per cento dallo 0,8 per cento) riflettendo il peggioramento delle ragioni di scambio.

Commercio con l'estero

La ritrovata vivacità degli scambi commerciali internazionali e della produzione industriale mondiale degli ultimi mesi del 2016 si è ulteriormente consolidata nel corso del 2017[7]. Tale espansione è stata favorita da una crescita più diffusa tra le diverse aree geo-economiche e maggiormente concentrata sull'attività industriale, gli investimenti e gli scambi di beni.

All'interno di tale contesto, anche le esportazioni italiane (in termini di volumi e in valore) hanno confermato una performance positiva.

Le esportazioni complessive di merci in termini di volumi sono cresciute del 3,1 per cento, più sostenute verso l'area extra-europea (4,1 per cento) e accompagnate da una buona performance anche verso la UE (2,3 per cento). Tra i diversi mercati esteri, l'incremento delle esportazioni è rilevante sia verso gli Stati Uniti (5,6 per cento) che verso la Cina (19,2 per cento), cui si aggiungono i

[6] Banca d'Italia, Bollettino Economico, aprile 2018.

[7] Nel 2017, il commercio mondiale e la produzione industriale sono cresciuti rispettivamente dell'4,5 e dell'3,6 per cento (+3,0 e +1,7 punti percentuali rispetto al 2016). Fonte: *CPB Netherlands Bureau for Economic Policy Analysis, 'World Trade Monitor'*, 23 marzo 2018.

robusti scambi con gli altri paesi BRIC. Tra i partner europei, le esportazioni sono state più dinamiche verso la Germania (2,6 per cento) e la Spagna (4,3 per cento).

FIGURA II.11: COMMERCIO MONDIALE ED ESPORTAZIONI DELL'ITALIA (variazioni percentuali)


8
6
4
2
0
-2
gen-14
lug-14
gen-15
lug-15
gen-16
lug-16
gen-17
lug-17
gen-18
Commercio mondiale
Esportazioni di beni dell'Italia (reale)

Fonte: CPB, ISTAT.

Si mantiene positiva l'evoluzione delle importazioni in volume (2,6 per cento), con aumenti più rilevanti dagli Stati Uniti (5,8 per cento) e dai paesi EDA (5,3 per cento), seguiti da quelli dell'OPEC (4,4 per cento). Nell'area europea, le importazioni si sono ampliate maggiormente dalla Germania (3,8 per cento) e dalla Spagna (1,0 per cento).

FIGURA II.12: VOLUMI DELLE ESPORTAZIONI E DELLE IMPORTAZIONI PER AREA GEOGRAFICA – 2017 (variazioni percentuali a/a)


ESPORTAZIONI
IMPORTAZIONI
Francia 0,5 0,6
Germania 2,6 3,8
Regno Unito 1,1 -2,2
Spagna 4,3 1,0
Brasile 17,9 -4,0
Russia 17,7 -1,5
India 4,2 14,6
Cina 19,2 1,1
Giappone 6,5 0,1
Stati Uniti 5,6 5,8
UEM 18 1,7 2,9
UE 28 2,3 2,9
EDA* 4,9 5,3
Paesi extra-UE 4,1 2,4
OPEC -10,0 4,4
Mondo 3,1 2,6
-25,0 -15,0 -5,0 5,0 15,0 25,0
-25,0 -15,0 -5,0 5,0 15,0 25,0

(*) EDA è l'acronimo di Economie Dinamiche Asiatiche. Tale aggregato comprende i seguenti paesi asiatici: Singapore, Corea del Sud, Taiwan, Hong Kong, Malaysia e Thailandia.
Fonte: elaborazioni sui dati ISTAT della banca dati Coeweb.

Da un punto di vista settoriale, le esportazioni dei prodotti petroliferi e di quelli farmaceutici hanno registrato l'incremento più ampio (10,8 per cento e 6,0 per cento rispettivamente), seguiti dagli alimentari, bevande e tabacchi (5,7 per cento) e dai prodotti chimici (5,4 per cento); gli incrementi sono stati superiori al 3,0 per cento per le esportazioni di prodotti in metallo e mezzi di trasporto. Anche dal lato delle importazioni è proseguito un buon ritmo di crescita per quasi tutti i settori, soprattutto per quanto riguarda i prodotti in metallo (9,0 per cento) e quelli farmaceutici (6,5 per cento), seguiti dagli apparecchi elettrici (4,9 per cento) e dai macchinari (3,8 per cento).

FIGURA II.13: VOLUMI DELLE ESPORTAZIONI E DELLE IMPORTAZIONI PER SETTORE – 2017 (variazioni percentuali a/a)


ESPORTAZIONI
IMPORTAZIONI
A
CA
CB
CC
CD
CE
CF
CG
CH
CI
CJ
CK
CL
CM
Totale
0,2
5,7
1,6
2,7
10,8
5,4
6,0
1,8
3,9
1,4
2,3
1,9
3,6
2,0
3,1
2,3
0,7
-0,2
2,9
-3,2
1,3
6,5
2,7
9,0
-0,2
4,9
3,8
2,7
2,1
2,6
-10,0 -5,0 0,0 5,0 10,0 15,0
-10,0 -5,0 0,0 5,0 10,0 15,0

A= Agricoltura, silvicoltura e pesca; CA= Alimentari, bevande e tabacco; CB= Tessile e abbigliamento; CC= Legno e prodotti in legno; CD= Prodotti petroliferi; CE= Prodotti chimici; CF= Prodotti farmaceutici ; CG=Mat. plastiche e prodotti minerali non metal.; CH=Metalli e prodotti in metallo (escl. macchine e impianti); CI= Computer, apparecchi elettronici e ottici; CJ= Apparecchi elettrici; CK=Macchinari; CL= Mezzi di trasporto; CM=Altri prodotti manufatti.

Fonte: elaborazioni sui dati ISTAT della banca dati Coeweb.

Considerando i dati in valore, nel 2017 l'aumento delle esportazioni italiane è risultato ancora più robusto (+7,4 per cento rispetto all'anno precedente) grazie alla crescita di tutti i mercati esteri. L'area extra-europea ha fornito il contribuito maggiore (8,2 per cento) rispetto a quello dei paesi europei (6,7 per cento). Tornano infatti nuovamente positive le esportazioni verso la Russia e il Mercosur, interrompendo la contrazione degli anni precedenti segnati da controversie internazionali e da crisi economiche. Di rilievo anche i risultati verso gli Stati Uniti e verso la Cina. Tra i paesi produttori di energia, quelli dell'OPEC rimangono l'unica area verso cui le vendite si contraggono, sebbene a tassi molto più contenuti rispetto agli anni precedenti. All'interno dell'UE-28, prosegue il miglioramento delle vendite verso la maggioranza dei principali partner commerciali.

FIGURA II.14: ESPORTAZIONI DELL'ITALIA (variazioni % a/a)


Cina
Spagna
Stati Uniti
Russia
Paesi Bassi
Regno Unito
Austria
Mercosur
Germania
OPEC
Francia
Belgio
2017
2016

Nota: Le bolle verdi indicano i paesi verso cui le esportazioni sono cresciute nell'intervallo 3,2/15,4 per cento nel 2017; quella gialla rappresenta il paesi in cui si rileva una crescita attorno allo 0,2 per cento; quelle rosse in cui la diminuzione è attorno al -3,0 per cento. La dimensione delle bolle rappresenta il peso del paese sulle esportazioni dell'Italia.
Fonte: ISTAT.

Dal lato delle importazioni, l'incremento è stato pari al 9,0 per cento, interessando entrambe le aree geografiche. Tra i partner europei, gli acquisti di maggior peso sono stati effettuati dalla Germania (9,0 per cento), dalla Francia (7,4 per cento) e dai Paesi Bassi (11,5 per cento). Tra i mercati extra-europei, le importazioni italiane sono cresciute soprattutto dalla Cina (4,0 per cento) e dall'OPEC (22,6 per cento).

Analizzando le statistiche riferite ai raggruppamenti principali di industrie (RPI), si sono registrati aumenti sostenuti delle vendite di beni di consumo e intermedi (7,3 per cento per entrambi), seguiti dai beni strumentali (5,7 per cento); molto robuste le variazioni tendenziali che sono state registrate dalle vendite dei beni energetici (33,4 per cento). A livello di composizione settoriale delle esportazioni, la crescita continua ad essere trainata dai comparti più moderni. Infatti, il maggior contributo alle esportazioni è fornito dai prodotti farmaceutici (16,0 per cento), seguiti dagli autoveicoli (11,3 per cento), dai prodotti chimici (9,0 per cento) e dai metalli di base e prodotti in metallo (8,7 per cento). Anche i settori tipici del *Made in Italy* confermano una buona performance; infatti, all'incremento registrato dai beni alimentari, bevande e tabacco (7,5 per cento), si affianca la crescita dei prodotti delle altre attività manifatturiere e dei macchinari che hanno mostrato incrementi superiori al 5 per cento. Considerando le importazioni, al forte aumento dei beni energetici (27,4 per cento) che riflette il buon andamento dell'economia e la ripresa del prezzo del petrolio, si affianca quello dei beni intermedi (10,5 per cento), seguiti dai beni strumentali e di consumo (rispettivamente del 5,9 e del 3,9 per cento). Il dettaglio della composizione settoriale conferma la forte domanda del sistema produttivo. Sono infatti gli acquisti dei metalli di base e di prodotti in metallo che

hanno registrato il maggiore aumento (16,4 per cento), insieme agli autoveicoli e ai prodotti chimici (9,7 per cento e 7,0 per cento rispettivamente).

Il saldo commerciale ha registrato un buon risultato anche nel 2017, come nei tre anni precedenti. L'avanzo ha infatti raggiunto i 47,4 miliardi (49,6 miliardi nel 2016), continuando ad essere tra i più elevati dell'Unione Europea dopo quelli della Germania e dei Paesi Bassi[8]. Il deficit della bilancia energetica registra un aumento di circa 6,7 miliardi rispetto all'anno precedente, toccando i 33,5 miliardi per effetto delle maggiori importazioni e della ripresa dei prezzi. Il quadro positivo del settore estero si riflette anche nel surplus del saldo corrente della bilancia dei pagamenti (2,8 per cento del PIL), che si approssima ai massimi storici toccati alla fine degli anni novanta.

Le prospettive per il settore estero nel 2018 sono orientate alla prosecuzione di tale andamento, come emerso dalle indagini congiunturali rispetto alle attese sul livello degli ordini che della domanda estera. All'inizio dell'anno infatti le informazioni riferite ai primi due mesi evidenziano variazioni tendenziali molto sostenute per entrambi i flussi commerciali (+6,6 per cento le esportazioni e +4,1 per cento per le importazioni). I rischi al ribasso sono da attribuire all'incertezza per i possibili effetti della recente politica commerciale statunitense[9], oltre al rafforzamento dell'euro.

Andamento del credito

Nel corso del 2017 è proseguita la dinamica di espansione dei prestiti al settore privato e le rilevazioni più recenti confermano l'espansione del credito, anche nel corso del 2018. I dati preliminari per il mese di gennaio, diffusi dalla Banca d'Italia, mostrano come l'offerta complessiva sia in aumento del 2,7 per cento su base tendenziale. Nonostante la disponibilità di risorse interne e il ricorso a emissioni obbligazionarie continuino a rallentarne la domanda, il credito erogato alle imprese non finanziarie ha accelerato rispetto ai mesi precedenti con una variazione tendenziale lievemente sotto la soglia dei due punti percentuali. I prestiti alle famiglie, già in ripresa a partire dal 2016, mostrano una crescita annua di poco inferiore ai 3 punti percentuali, con un contributo che proviene sia dal credito erogato alle famiglie produttrici, sia dalla componente relativa a quelle consumatrici.

I tassi d'interesse continuano a rimanere su livelli contenuti e stabili. A inizio 2018, il tasso armonizzato applicato alle famiglie per nuove concessioni legate all'acquisto di abitazioni è pari al 2,25 per cento, mentre quello applicato al credito al consumo resta pari all'8,44 per cento. Per quanto riguarda i nuovi prestiti alle imprese, il tasso medio relativo alle concessioni al di sotto della soglia del milione di euro è di poco inferiore al 2 per cento, mentre al di sopra di tale soglia il tasso è pari all'1,08 per cento.

[8] Fonte: Eurostat, 15 febbraio 2018.

[9] L'UE è stata esentata dall'applicazione dei dazi fino al 1° maggio, insieme ad altri sei paesi (Canada, Messico, Australia, Brasile, Corea del Sud e Argentina). E' stata invece approvata l'imposizione di dazi su circa il 12 per cento delle importazioni dalla Cina. Un ulteriore approfondimento è riportato nel focus 'Analisi dell'impatto macroeconomico di uno shock protezionistico'.

FIGURA II.15: TASSI D'INTERESSE ALLE IMPRESE NON FINANZIARIE E ALLE FAMIGLIE (in %)


12
10
8
6
4
2
0
feb-08
feb-09
feb-10
feb-11
feb-12
feb-13
feb-14
feb-15
feb-16
feb-17
feb-18
società non finanziarie - fino a 1 mln di euro
società non finanziarie - oltre 1 mln di euro
famiglie - mutui
famiglie - credito al consumo

Note: I dati fanno riferimento ai tassi armonizzati applicati alle nuove concessioni in euro.
Fonte: Banca d'Italia.

La qualità del credito continua a migliorare e si è ulteriormente ridotta l'incidenza dei prestiti deteriorati. Si mantiene, infatti, sostenuta la contrazione delle sofferenze, che in gennaio segnano una riduzione di oltre 9 punti percentuali su base tendenziale. Gli stock di crediti in sofferenza verso residenti confermano l'inversione di tendenza già evidenziata a partire dalla seconda metà dello scorso anno. In particolare, nel corso dell'ultimo anno le esposizioni deteriorate nei confronti delle società non finanziarie si sono ridotte poco sotto il 16 per cento del totale dei prestiti, sui valori di fine 2014, mentre le sofferenze delle famiglie sono a circa il 6 per cento dei prestiti, sui livelli del 2013.

FIGURA II.16: SOFFERENZE VERSO RESIDENTI (in percentuale dei prestiti totali)


20
18
16
14
12
10
8
6
4
2
0
Famiglie consumatrici
Società non finanziarie
feb-08
feb-09
feb-10
feb-11
feb-12
feb-13
feb-14
feb-15
feb-16
feb-17
feb-18

Fonte: Banca d'Italia.

Tra la fine del 2017 e l'inizio del 2018 i settori in cui emergevano le principali consistenze per le imprese non finanziarie, hanno confermato la riduzione già evidenziata nel corso dell'ultimo anno.

La più recente indagine sul credito bancario nell'Area dell'Euro (*Bank Lending Survey*), pubblicata in gennaio, non rileva sostanziali variazioni nei criteri di offerta dei prestiti alle famiglie e alle imprese italiane. Per il primo trimestre dell'anno le attese degli intermediari suggeriscono un moderato allentamento nelle condizioni di offerta, sia alle imprese sia alle famiglie. La domanda di prestiti da parte delle imprese ha infatti registrato un incremento, in parte a copertura di investimenti fissi pianificati o sostenuti. Allo stesso modo la domanda di mutui per l'acquisto di abitazioni da parte delle famiglie è in lieve aumento, in linea con le prospettive favorevoli del mercato residenziale.

Prospettive per l'economia italiana

Scenario a legislazione vigente

Le informazioni più recenti di natura quantitativa e qualitativa presentano segnali contrastanti sul ritmo di espansione dell'attività economica nel primo trimestre. I risultati delle indagini sul clima di fiducia delle imprese mostrano una lieve riduzione rispetto alla media del quarto trimestre, pur restando su valori storicamente elevati. Nel settore manifatturiero i saldi sia dei giudizi sugli ordini che delle tendenze sulla produzione si mantengono positivi. Inoltre, per i produttori di beni strumentali aumenta il clima di fiducia e migliorano le attese sugli ordini e sulla produzione. Il grado di utilizzo degli impianti si colloca al di sopra della media di lungo periodo.

Dopo il forte aumento registrato in dicembre, l'indice di produzione industriale si è ridotto oltre le attese nei primi due mesi dell'anno (rispettivamente -1,9 per cento m/m a gennaio e -0,5 per cento a febbraio) tornando ai livelli del novembre del 2017. La contrazione è in buona misura legata alla correzione dei giorni lavorativi per lo scostamento tra giorni festivi e quelli di effettiva chiusura delle imprese e alle condizioni climatiche avverse verificatesi in febbraio. Infatti, in tale mese risulta in espansione il solo settore dell'energia (8,1 per cento) mentre sono in contrazione tutti gli altri comparti dell'industria. Sulla base degli ultimi indicatori congiunturali disponibili, si stima comunque che l'indice abbia recuperato nel mese di marzo.

Anche la produzione del settore delle costruzioni, dopo la sensibile ripresa registrata a fine 2017, ha fortemente risentito delle condizioni climatiche sfavorevoli con una contrazione in febbraio del 3,6 per cento rispetto al mese precedente. La variazione degli ultimi tre mesi (dicembre-febbraio) rimane comunque positiva e pari all'1,3% t/t e si prefigura una ripresa nei prossimi mesi data la natura temporanea dei fattori che ne hanno determinato il recente rallentamento. Le compravendite immobiliari, in particolare quelle residenziali, hanno proseguito il loro sentiero di espansione nel corso del 2017 mentre i prezzi delle abitazioni sono rimasti sostanzialmente stabili.

Le indagini congiunturali di marzo delineano un sensibile miglioramento della fiducia dei consumatori, dopo il calo di gennaio e la successiva stabilizzazione di

febbraio, grazie all'andamento favorevole di tutte le componenti dell'indice. Le prospettive restano positive anche per gli investimenti; in particolare, i risultati di alcune indagini[10] svolte presso le imprese segnalano valori ancora elevati, vicini ai massimi degli ultimi dieci anni, sulle condizioni per investire anche se in lieve decelerazione. Contestualmente, come già indicato, procede la ripresa dell'offerta di credito all'economia a tassi storicamente bassi.

I dati mensili sul commercio estero di inizio anno segnalano ancora tassi di crescita sostenuti per importazioni ed esportazioni su base annua, sia pure con una flessione congiunturale.

In marzo si è registrata una ripresa dell'inflazione, che è salita allo 0,8 per cento (per l'indice NIC), dallo 0,5 per cento di febbraio. Anche l'inflazione di fondo (al netto di alimentari ed energetici) è salita allo 0,7 per cento, dallo 0,6 per cento di febbraio. L'indice armonizzato a livello europeo (IPCA) ha registrato un tasso di inflazione più elevato, 0,9 per cento, in forte salita rispetto a febbraio (0,5 per cento).

Il tasso medio di inflazione tendenziale per l'indice NIC nel primo trimestre è stato di poco superiore allo 0,7 per cento. Tenuto conto della salita del prezzo del petrolio, che nel primo trimestre di quest'anno è stato pari a 67 dollari al barile sul contratto Brent (contro circa 54 dollari nel corrispondente periodo del 2017), si prospetta una crescita dell'indice dei prezzi poco al di sopra dell'1 per cento nell'anno.

Come descritto nel paragrafo precedente, il 2018 si apre con un contesto globale nel complesso migliore delle attese, anche secondo i principali previsori. Tuttavia vi sono anche rischi al ribasso che caratterizzano lo scenario internazionale che è stato adottato per la previsione del PIL dell'Italia.

Secondo il nuovo scenario tendenziale, nel 2018 il PIL crescerà dell'1,5 per cento in termini reali e del 2,9 per cento in termini nominali. Al netto di arrotondamenti, la previsione di crescita per il 2018 è invariata rispetto ai valori indicati nella Nota di Aggiornamento del DEF del 2017 (si veda il riquadro 'Gli errori di previsione sul 2017 e la revisione delle stime per il 2018 e gli anni seguenti'). Nel 2019 e 2020, si stima che il tasso di crescita reale rallenti rispettivamente all'1,4 per cento e all'1,3 per cento principalmente per effetto dell'aumento delle imposte indirette disposto da precedenti provvedimenti legislativi e in ragione di una valutazione prudente dei rischi geopolitici di medio termine. Nell'ultimo anno di previsione il tasso di crescita del PIL è stimato pari all'1,2 per cento: il maggior grado di incertezza della previsione, connesso ad un orizzonte temporale più lungo, rende infatti opportuna l'adozione di un approccio tecnico in base al quale il trend di crescita dell'economia converge verso quello del prodotto potenziale. Durante l'intero arco previsivo il principale motore della crescita sarebbe rappresentato dalla domanda interna, mentre la domanda estera fornirebbe in media un contributo marginalmente positivo.

[10] Banca d'Italia, Bollettino Economico, aprile 2018.

FOCUS

Impatto macroeconomico di uno shock protezionistico

Gli Stati Uniti hanno impresso una svolta protezionistica alla loro politica commerciale. Il Presidente Trump ha di recente emanato un decreto con cui sono stati introdotti dazi sulle importazioni di acciaio (in misura pari al 25 per cento) e di alluminio (al 10 per cento). Ad esso ha fatto seguito un altro intervento con cui sono stati annunciati dazi su prodotti tecnologicamente avanzati importati dalla Cina per un valore stimato di 60 miliardi di dollari. Al piano si accompagnano misure di restrizione sugli investimenti diretti cinesi negli Stati Uniti. La Cina ha dichiarato di voler reagire a queste misure, introducendo maggiorazioni sui dazi gravanti su numerosi prodotti importati dagli Stati Uniti. L'Unione Europea, così come pure altri Paesi, ha ottenuto un'esenzione dai dazi sull'acciaio e l'alluminio, che però ha solo un carattere temporaneo, in quanto proseguono i negoziati per definire la questione in modo permanente. Sono inoltre in corso negoziati per la revisione dell'accordo di libero scambio NAFTA nell'area nord-americana.

L'ipotesi che le misure protezionistiche adottate dagli Stati Uniti possano inasprirsi ed estendersi a più Paesi, innescando forme di ritorsione da parte di questi ultimi, configura uno scenario di rischio per l'economia internazionale a cui è opportuno prestare attenzione. Per questo motivo si è tentato di valutare gli effetti sull'economia italiana di un quadro internazionale in cui le politiche commerciali si orientino in senso protezionistico.

TAVOLA R1 – SCENARIO DI VARIAZIONE DELLE VARIABILI DEL QUADRO INTERNAZIONALE A SEGUITO DI UNO SHOCK PROTEZIONISTICO

	Scostamenti percentuali rispetto allo scenario di base			
	2018	2019	2020	2021
Domanda Mondiale	-0,5	-1,4	-1,3	-1,3
Tasso di cambio effettivo nominale	1,0	0,7	0,4	0,3
Prezzi dei manufatti valuta locale	-0,2	-0,5	-0,9	-1,4
PIL	-0,3	-0,7	-0,8	-0,8

Fonte: Elaborazioni MEF-DT su modello ITEM.

È stata quindi condotta una simulazione con il modello ITEM in cui i rischi di protezionismo si materializzano mediante un diverso andamento, rispetto allo scenario di base, della domanda mondiale, del tasso di cambio e dei prezzi internazionali. In particolare, per determinare lo scostamento da incorporare nel modello ITEM di queste tre variabili esogene si è fatto riferimento alla simulazione di uno scenario protezionistico effettuata di recente da *Oxford Economics* con il suo modello dell'economia globale, in cui le tre variabili del quadro internazionale risultano endogene[11]. L'ipotesi di riduzione rispetto allo scenario di base dell'indicatore della domanda mondiale (pesata per l'Italia) è di 0,5 punti percentuali nell'anno in corso, dell'1,4 per cento nel 2019 e dell'1,3 per cento negli anni successivi (cfr. Tavola R1). Riguardo al tasso di cambio nominale effettivo dell'Italia, si ipotizza un suo apprezzamento, rispetto allo scenario di base, dell'uno per cento nel 2018 e dello 0,7 per

[11] Lo scenario costruito da *Oxford Economics* si caratterizza per i seguenti elementi: a) l'imposizione di dazi da parte degli Stati Uniti sulle importazioni dalla Cina e altri Paesi asiatici, a cui fa seguito una loro azione di ritorsione; b) l'uscita degli Stati Uniti dall'accordo NAFTA e l'introduzione di dazi nell'interscambio tra Stati Uniti e Messico; c) una correzione al ribasso dei corsi del mercato azionario americano; d) una riduzione dei rendimenti dei bond governativi degli Stati Uniti, Germania e Giappone indotta sia da fenomeni di *flight to quality* sia dall'atteggiamento tollerante della politica monetaria, di fronte al carattere recessivo dello shock, verso l'iniziale tensione inflazionistica; e) un apprezzamento del dollaro verso le valute dei Paesi emergenti e un suo deprezzamento nei confronti dell'euro e lo yen; f) un deterioramento del clima di fiducia delle famiglie e le imprese.

cento nel 2019, con un graduale rientro negli anni successivi verso i livelli dello scenario di base. Per i prezzi internazionali denominati in valuta locale si ipotizza una lieve riduzione nel 2018 (-0,2 per cento rispetto allo scenario di base) che si amplia negli anni successivi fino a raggiungere il -1,4 per cento nel 2021. Concorre a configurare questo profilo dei prezzi internazionali il carattere recessivo delle misure protezionistiche, sia pur in presenza di un generalizzato aumento dei prezzi alle importazioni ad esse conseguente.

L'impatto macroeconomico per l'economia italiana di questo shock protezionistico è riportato nella Tavola R1: nel 2018 il PIL registrerebbe una diminuzione dello 0,3 per cento rispetto allo scenario di base e dello 0,7 nel 2019. Nei due anni successivi l'effetto negativo sul prodotto sarebbe più pronunciato e pari allo 0,8 per cento.

È stato considerato anche un diverso scenario, più moderato, in cui si ipotizza che lo shock protezionistico agisca sull'economia italiana esclusivamente attraverso una riduzione della domanda mondiale accompagnata da una politica delle banche centrali volta a stabilizzare reciprocamente i tassi di cambio e inflazione. Le tensioni protezionistiche vengono dunque colte nel modello ITEM attraverso una contrazione della domanda mondiale rispetto allo scenario di base, simile a quella dello scenario precedente. Gli effetti sul prodotto italiano sono documentati nella Tavola R2: nel 2018 vi sarebbe una riduzione del PIL rispetto allo scenario di base dello 0,1 per cento e dello 0,3 nel 2019 e negli anni successivi.

TAVOLA R2 – SCENARIO DI VARIAZIONE DELLE VARIABILI DEL QUADRO INTERNAZIONALE A SEGUITO DI UNO SHOCK PROTEZIONISTICO CHE AGISCA UNICAMENTE MEDIANTE IL CALO DELLA DOMANDA MONDIALE

	Scostamenti percentuali rispetto allo scenario di base			
	2018	2019	2020	2021
Domanda Mondiale	-0,5	-1,4	-1,3	-1,3
PIL	-0,1	-0,3	-0,3	-0,3

Fonte: Elaborazioni MEF-DT su modello ITEM.

Gli investimenti costituirebbero la variabile più dinamica, spinti dalla ripresa dell'export, dal progressivo recupero dei margini di profitto e dal miglioramento dei bilanci delle imprese. Gli investimenti in costruzioni crescerebbero in misura più contenuta.

Si prevede inoltre che nel 2018 i consumi delle famiglie crescano in linea con l'anno precedente beneficiando dell'aumento del reddito disponibile reale, indotto anche dal rinnovo del contratto nel pubblico impiego e dal pagamento dei relativi arretrati. Nell'anno in corso la valutazione del profilo dei consumi è prudenziale, in quanto sconta un aumento del tasso di risparmio. Per contro, nel biennio successivo i consumi privati rallenterebbero a seguito dell'aumento delle imposte indirette, ma il tasso di risparmio si ridurrebbe lievemente, attestandosi poco sotto l'8 per cento a fine periodo. Il tasso di disoccupazione scenderebbe gradualmente fino a raggiungere il 9,1 per cento nel 2021.

Le esportazioni aumenterebbero in media a un tasso leggermente inferiore a quello dei mercati esteri rilevanti per l'Italia e le importazioni sarebbero sospinte dalla maggiore domanda interna. Il saldo delle partire correnti risulterebbe pari a 2,9 punti percentuali di PIL a fine periodo.

Nell'insieme, le previsioni non si discostano sostanzialmente dalla media di Consensus Forecasts (1,4 per cento nel 2018 e 1,2 per cento nel 2019). L'approfondimento che segue illustra le motivazioni tecniche della revisione della previsione di crescita per il 2018.

FOCUS

Gli errori di previsione sul 2017 e la revisione delle stime per il 2018 e gli anni seguenti[12]

Questo approfondimento ha lo scopo di analizzare la revisione delle previsioni di crescita rispetto a quelle formulate nel *Draft Budgetary Plan* (DBP) pubblicato lo scorso ottobre.

In primo luogo si analizzano gli scostamenti tra i valori previsti per il 2017 e i dati di consuntivo pubblicati dall'ISTAT in marzo. Tali scostamenti sono visibili nella Tavola R1 (**colonna c**, errore di previsione). Ai fini dell'analisi si ricorda che le previsioni del DBP per il 2017 erano formulate a partire dal terzo trimestre e che i dati ISTAT pubblicati ad aprile includono anche le revisioni intervenute sui primi due trimestri; il differenziale riportato nella colonna c è attribuibile quindi sia all'errore di previsione per il terzo e quarto trimestre dell'anno che alla revisione dei trimestri precedenti.

Con riferimento al PIL (prima riga della tabella), si può constatare che le previsioni sono risultate lievemente inferiori ai dati di consuntivo ISTAT per quanto riguarda la crescita del PIL reale e in linea per il deflatore del PIL. Tra le componenti della domanda interna, i consumi sono risultati sostanzialmente in linea con le stime, mentre gli investimenti hanno avuto un comportamento migliore del previsto. Ha sorpreso al rialzo anche il ritmo di espansione delle esportazioni superiore a quello della domanda estera pesata per l'Italia, segnale di un aumento delle quote di mercato delle esportazioni italiane. La dinamica dei prezzi al consumo è risultata conforme alle stime di ottobre.

Per il 2018 è possibile formulare delle indicazioni sullo scenario tendenziale del DEF tenendo conto non solo dell'aggiornamento dei dati ma anche delle nuove ipotesi sullo scenario macroeconomico internazionale. Le assunzioni relative alla finanza pubblica sono sostanzialmente in linea con quelle del DBP [13].

La **colonna d** "Delta Effetto trascinamento" indica la differenza dell'effetto statistico di trascinamento del 2017 sul 2018 tra il valore stimato nel DBP e il valore di consuntivo; in sostanza, tale valore mostra di quanto si modificherebbe la previsione annuale del 2018 per effetto del mero aggiornamento dei dati del 2017 a parità di ipotesi di crescita in ciascun trimestre del 2018 del DBP.

Per il PIL la variazione dell'effetto di trascinamento è pari a zero, mentre per quanto riguarda gli investimenti, le importazioni e le esportazioni il valore della colonna d è positivo e anche superiore ad un punto percentuale, implicando una revisione 'meccanica' verso l'alto di queste variabili. È lievemente negativo, invece, il trascinamento dei consumi e dei prezzi (deflatore del PIL e dei consumi delle famiglie).

La revisione del quadro internazionale rispetto a ottobre viene esplicitata nella **colonna e** ("delta scenario internazionale") che ne mostra l'impatto sulle principali variabili stimato con il modello econometrico del Dipartimento del Tesoro. L'effetto del nuovo quadro internazionale è lievemente positivo.

In sintesi, l'effetto congiunto delle due variazioni giustificherebbe un marginale rialzo della previsione di crescita del PIL per il 2018 di circa un decimo di punto; più significative sarebbero le revisioni al rialzo di alcune componenti della domanda (investimenti ed esportazioni), che tuttavia verrebbero in parte compensate dall'innalzamento del tasso di crescita delle importazioni.

La **colonna i** (c.d. altri fattori)[14] mostra la differenza tra l'effettiva revisione delle previsioni (colonna h = DEF-DBP) e l'ammontare di revisione suggerito dall'analisi dei dati. Un numero

[12] In questo riquadro si fa riferimento ai dati dei conti economici trimestrali che risultano corretti per i giorni lavorativi. Considerando il dato annuale grezzo, cioè non corretto per le giornate di lavoro, il dato a consuntivo dell'incremento del PIL del 2017 risulta pari allo 1,5 per cento poiché vi sono state 2 giornate lavorative in meno. Nel 2018 la correzione opera in misura opposta: vi sono infatti 3 giorni lavorativi in più rispetto all'anno precedente.

[13] Si rimanda tuttavia alle osservazioni relative alla colonna i.

[14] La definizione "altri fattori" riguarda l'insieme di informazioni aggiuntive alle variabili esogene (ad esempio il grado di fiducia degli operatori economici) non tutte necessariamente quantificabili attraverso

negativo indica "prudenzialità" nell'effettuare le nuove previsioni; si osserva che questo criterio ha prevalso sia per il PIL reale che per il deflatore.

TAVOLA R1: PRINCIPALI VARIABILI DEL QUADRO MACROECONOMICO (dati destagionalizzati)*

	2017			2018					
	Previsioni e risultati			Fattori motivanti della revisione delle stime di crescita (differenze dei tassi di crescita)		Previsione		Delta previsione e altri fattori	
	DBP 2018	Consuntivo	*Errore di previsione*	Delta Effetto trascinamento	Delta Scenario internazionale	DBP 2018	*DEF 2018*	DEF - DPB	*Altri fattori*
	a	b	c = b-a	d	e	f	g	h=g-f	*l=h-d-e*
PIL	1,5	1,6	*0,1*	0,0	0,1	1,4	*1,5*	0,0	*-0,1*
Importazioni di beni e servizi	5,5	5,7	*0,2*	0,9	1,1	4,1	*5,4*	1,3	*-0,6*
Spesa per consumi delle famiglie	1,4	1,4	*-0,1*	-0,2	0,0	1,4	*1,4*	0,0	*0,2*
Investimenti fissi lordi	3,0	3,9	*0,9*	0,7	0,2	3,4	*4,1*	0,7	*-0,2*
Esportazioni di beni e servizi	4,8	6,0	*1,2*	1,7	1,0	3,6	*5,2*	1,6	*-1,1*
Deflatore PIL	0,6	0,6	*0,0*	-0,2	0,0	1,6	*1,3*	-0,3	*-0,2*
Deflatore consumi	1,2	1,2	*-0,1*	-0,1	0,5	1,4	*1,1*	-0,3	*-0,7*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

FOCUS

Effetti macroeconomici delle variabili esogene internazionali

Il presente riquadro offre una sintesi dell'evoluzione del contesto internazionale ponendolo a confronto con quanto ipotizzato a settembre nella Nota di aggiornamento al DEF 2017 (NADEF)[15].

La dinamica del commercio mondiale nella seconda metà del 2017 è risultata più sostenuta rispetto a quanto si era prospettato a settembre e le stime sono state riviste al rialzo (soprattutto per il 2018). Conseguentemente l'impatto positivo della domanda mondiale sul PIL attraverso il canale delle esportazioni risulta maggiormente pronunciato nel 2018 con un aumento della crescita dello 0,34 per cento nel 2018 e dello 0,14 per cento nel 2019.

Tra la fine del 2017 e i primi mesi del 2018 si è assistito ad un robusto rialzo delle quotazioni del greggio. La proiezione attuale basata sui contratti futures prevede una graduale riduzione del prezzo del petrolio fino al 2021. Rispetto a quanto prospettato nella NADEF si ha quindi un livello dei prezzi più alto nel 2018, con una tendenza ad una riduzione negli anni successivi. Da ciò deriverebbe un impatto negativo di quattro decimi di punto per il PIL nel 2018 che si attenuerebbe lungo l'orizzonte previsivo fino ad ottenere un contributo positivo a fine periodo.

Sul fronte dei tassi di cambio, nel 2017 si è osservato un apprezzamento dell'Euro rispetto al dollaro, che sembra protrarsi anche nei primi mesi del 2018. Per la proiezione delle valute è stata adottata un'ipotesi tecnica che implica che il tasso di cambio resti invariato nel tempo e risulti pari alla media degli ultimi 10 giorni lavorativi. L'aggiornamento del tasso di cambio nominale effettivo rispetto alla NADEF vede un maggiore apprezzamento

relazioni econometriche. Può inoltre incidere una leggera divergenza tra le ipotesi programmatiche di finanza pubblica sottostanti il DBP e il quadro di finanza pubblica definito dalla legge di stabilità e sottostante la previsione tendenziale del DEF.

[15] Per l'aggiornamento del prezzo del petrolio e dei tassi di cambio si fa riferimento alla media degli ultimi 10 giorni lavorativi terminanti il 28 febbraio 2018.

dell'Euro rispetto alle altre valute dello 0,5 per cento nel 2018, ma l'impatto macroeconomico risulta tuttavia di entità trascurabile.
Il profilo dei tassi d'interesse sui titoli di stato risulta maggiormente accomodante per l'economia nel triennio 2018-2020. Inoltre si prospetta una riduzione del differenziale tra il BTP e il BUND decennale e un miglioramento delle condizioni del credito. Secondo le stime del modello econometrico questi effetti porterebbero un beneficio sulla crescita di un decimo di punto nel 2018, tre decimi nel 2019 e due decimi nel 2020.

Complessivamente il nuovo contesto internazionale risulta più favorevole rispetto alla NADEF e secondo le stime del modello econometrico porterebbe ad una maggior crescita dello 0,1 per cento nel 2018, dello 0,2 per cento nel 2019 e dello 0,4 per cento nel 2020.

TAVOLA R1: IPOTESI INTERNAZIONALI A CONFRONTO

		2017	2018	2019	2020
Domanda mondiale pesata per l'Italia (var %)	NADEF 17	5,5	4,2	4,0	3,8
	DEF 18	5,6	5,2	4,4	4,0
Prezzo del Petrolio	NADEF 17	51,4	52,2	52,8	53,6
	DEF 18	54,2	65,0	61,2	58,4
Tasso di cambio nominale effettivo (var %)	NADEF 17	1,0	1,6	0	0
	DEF 18	1,1	2,1	0	0
Tasso di interesse sui titoli di stato a breve termine	NADEF 17	-0,4	0	0,5	1,2
	DEF 18	nd	-0,3	0,2	0,9
Tasso di interesse sui titoli di stato a lungo termine	NADEF 17	2,2	2,5	2,9	3,2
	DEF 18	2,1	2,2	2,7	3,0

TAVOLA R2: EFFETTI SUL PIL DELLE IPOTESI SULLE ESOGENE INTERNAZIONALI (impatto sui tassi di crescita)

	2018	2019	2020
1. Domanda mondiale pesata per l'Italia	0,3	0,1	0,0
2. Ipotesi Tasso di cambio nominale effettivo	0,0	0,0	0,0
3. Ipotesi prezzo del petrolio	-0,4	-0,2	0,2
4. Ipotesi tassi d'interesse	0,1	0,3	0,2
Totale	0,1	0,2	0,4

TAVOLA II.1: IPOTESI DI BASE

	2017	2018	2019	2020	2021
Tasso di interesse a breve termine (1)	n.d.	-0,33	0,20	0,93	1,65
Tasso di interesse a lungo termine	2,14	2,18	2,68	3,04	3,34
Tassi di cambio dollaro/euro	1,130	1,232	1,233	1,233	1,233
Variazione del tasso di cambio effettivo nominale	1,1	2,1	0,0	0,0	0,0
Tasso di crescita dell'economia mondiale, esclusa UE	3,9	4,1	3,8	3,5	3,5
Tasso di crescita del PIL UE	2,5	2,3	1,9	1,7	1,5
Tasso di crescita dei mercati esteri rilevanti per l'Italia	5,6	5,2	4,4	4,0	3,7
Tasso di crescita delle importazioni in volume, esclusa UE	4,4	4,7	4,5	4,2	4,2
Prezzo del petrolio (Brent, USD/barile)	54,2	65,0	61,2	58,4	57,0

(1) Per tasso di interesse a breve termine si intende la media dei tassi previsti sui titoli di Stato a 3 mesi in emissione durante l'anno. Per tasso di interesse a lungo termine si intende la media dei tassi previsti sui titoli di Stato a 10 anni in emissione durante l'anno.

TAVOLA II.2A: PROSPETTIVE MACROECONOMICHE

	2017	2017	2018	2019	2020	2021
	Livello (1)	Variazioni %				
PIL reale	1.594.581	1,5	1,5	1,4	1,3	1,2
PIL nominale	1.716.935	2,1	2,9	3,2	3,1	2,7
COMPONENTI DEL PIL REALE						
Consumi privati (2)	963.068	1,4	1,4	1,0	0,9	1,2
Spesa della PA (3)	314.375	0,1	0,5	0,1	0,4	0,6
Investimenti fissi lordi	283.976	3,8	4,1	2,8	2,4	1,7
Scorte (in percentuale del PIL)		-0,2	0,0	0,1	0,0	0,0
Esportazioni di beni e servizi	507.383	5,4	5,2	4,2	3,9	3,2
Importazioni di beni e servizi	472.734	5,3	5,4	4,0	3,4	3,5
CONTIRIBUTI ALLA CRESCITA DEL PIL REALE						
Domanda interna	-	1,5	1,5	1,1	1,1	1,2
Variazione delle scorte	-	-0,2	0,0	0,1	0,0	0,0
Esportazioni nette	-	0,2	0,0	0,2	0,2	0,0

(1) Milioni.
(2) Spesa per consumi finali delle famiglie e delle istituzioni sociali private senza scopo di lucro al servizio delle famiglie (I.S.P.).
(3) PA= Pubblica Amministrazione.
Nota: eventuali imprecisioni derivano da arrotondamenti.

TAVOLA II.2B: PREZZI

	2017 Livello (1)	2017	2018	2019	2020	2021
Deflatore del PIL	107,7	0,6	1,3	1,8	1,7	1,5
Deflatore dei consumi privati	108,9	1,2	1,1	2,2	2,0	1,5
IPCA	101,3	1,3	1,1	2,2	2,0	1,5
Deflatore dei consumi pubblici	101,6	0,8	2,3	-0,2	0,1	0,1
Deflatore degli investimenti	105,9	0,6	1,0	2,4	2,1	2,1
Deflatore delle esportazioni	105,9	1,7	1,7	1,8	1,6	1,6
Deflatore delle importazioni	102,5	3,1	2,9	1,8	1,6	1,6

TAVOLA II.2C: MERCATO DEL LAVORO

	2017 Livello (1)	2017	2018	2019	2020	2021
Occupati di contabilità nazionale	25.106	1,1	0,8	0,8	0,9	0,9
Monte ore lavorate	43.247.018	1,0	1,1	0,8	0,9	0,9
Tasso di disoccupazione		11,2	10,7	10,2	9,7	9,1
Produttività del lavoro misurata sugli occupati	63.515	0,4	0,8	0,6	0,4	0,3
Produttività del lavoro misurata sulle ore lavorate	37	0,5	0,4	0,5	0,4	0,3
Redditi da lavoro dipendente	683.674	2,3	2,9	2,2	2,4	2,4
Costo del lavoro	40.461	0,2	1,5	1,0	1,2	1,4

(1) Unità di misura: migliaia di unità per gli occupati di contabilità nazionale e il monte ore lavorate; euro a valori costanti per la produttività del lavoro; milioni di euro a valori correnti per i redditi da lavoro dipendente ed euro per il costo del lavoro.

TAVOLA II.2D: CONTI SETTORIALI

% PIL	2017	2018	2019	2020	2021
Accreditamento/indebitamento netto con il resto del mondo	2,7	2,5	2,7	2,9	2,9
Bilancia dei beni e servizi	3,1	2,8	2,9	3,1	3,2
Bilancia dei redditi primari e trasferimenti	-0,3	-0,2	-0,2	-0,2	-0,2
Conto capitale	-0,1	-0,1	-0,1	-0,1	-0,1
Indebitamento/surplus del settore privato	5,0	4,1	2,7	2,4	2,0
Indebitamento/surplus delle Amministrazioni Pubbliche	-2,3	-1,6	-0,8	0,0	0,2

III. INDEBITAMENTO NETTO E DEBITO PUBBLICO

III.1 DATI DI CONSUNTIVO E PREVISIONI A LEGISLAZIONE VIGENTE

Le stime provvisorie diffuse dall'ISTAT lo scorso quattro aprile collocano il rapporto tra l'indebitamento netto delle Amministrazioni pubbliche e il PIL al 2,3 per cento nel 2017, in miglioramento di circa 0,2 punti percentuali rispetto all'anno precedente. Tale stima si discosta lievemente dall'obiettivo di deficit fissato nella Nota di Aggiornamento del DEF lo scorso autunno al 2,1 per cento. Sul risultato gravano gli effetti dei provvedimenti di liquidazione coatta amministrativa di Banca Popolare di Vicenza S.p.A. e di Veneto Banca S.p.A. e di ricapitalizzazione del Monte dei Paschi di Siena. Escludendo tali interventi straordinari per il risanamento del sistema bancario, il deficit scenderebbe all'1,9 per cento del PIL.

Nel 2017, il livello dell'indebitamento netto delle Amministrazioni pubbliche è stato di circa 39,7 miliardi, segnando una riduzione di circa 2 miliardi rispetto al 2016. Sul risultato del 2017 ha inciso il calo degli interessi passivi per circa 0,8 miliardi e il miglioramento dell'avanzo primario per oltre 1 miliardo[1].

Permanendo un andamento dei prezzi moderato e una politica monetaria accomodante della Banca Centrale Europea, il rendimento medio all'emissione sui titoli di Stato rimane sotto l'1,0 per cento e la spesa per interessi della PA si è confermata in riduzione per il quinto anno consecutivo, collocandosi a 65,6 miliardi. L'intensità della riduzione è più contenuta rispetto a quella degli anni precedenti, in quanto i rendimenti dei titoli di Stato sono risaliti a fronte della ripresa dell'attività economica e dell'inflazione. L'incidenza della spesa per interessi sul PIL è scesa dal 4,0 per cento del 2016 al 3,8 per cento, in linea con la previsione formulata a settembre scorso e lievemente al di sotto di quella del DEF 2017.

L'avanzo primario in rapporto al PIL si è collocato all'1,5 per cento nel 2017, in linea con il risultato conseguito nel 2016 e in lieve peggioramento rispetto alle attese di settembre scorso, che lo collocavano all'1,7 per cento del PIL. Tale risultato, tuttavia, risente dell'impatto degli interventi sul sistema bancario pari a quasi 0,4 punti percentuali di PIL. Il mantenimento di un avanzo primario elevato ha comunque permesso di contenere la dinamica del rapporto debito pubblico/PIL, che è diminuito di 2 decimi di punti percentuali rispetto al 2016.

Secondo i dati della Commissione Europea, il livello dell'avanzo primario dell'Italia nel 2017 ha segnato un risultato tra i migliori, rafforzando la posizione

[1] Rispetto alla Notifica all'EUROSTAT di fine settembre 2017, le revisioni straordinarie delle serie storiche eseguite dall'ISTAT, dovute anche alla modifica del metodo di registrazione degli introiti per l'uso delle frequenze, pur avendo migliorato in termini assoluti l'indebitamento netto del 2014, 2015 e 2016, hanno lasciato invariato il rapporto al PIL.

rispetto ad altri partner europei con un elevato debito pubblico, che hanno registrato saldi primari in disavanzo. Nel 2017, l'avanzo primario dell'Area dell'Euro e dell'Unione Europea è stimato a circa lo 0,9 e lo 0,8 per cento del PIL, rispettivamente[2]. Nel periodo 2010-2017, il nostro Paese ha registrato il rapporto tra avanzo primario e PIL tra i più elevati dell'Area dell'Euro, pari in media all'1,4 per cento.

Nel 2017, le entrate totali si sono attestate al 46,6 per cento del PIL, con una riduzione di circa 0,3 punti percentuali rispetto al 2016. Le entrate correnti, scese al 46,3 per cento del PIL, sono state trainate dai contributi sociali (+2,5 per cento) e dalle imposte indirette (+2,8 per cento). La dinamica di queste ultime riflette l'andamento del gettito IVA sugli scambi interni che ha beneficiato sia della maggiore crescita economica, sia delle misure di finanza pubblica introdotte con la manovra correttiva di aprile 2017 (D.L. n. 50/2017), quali l'estensione del meccanismo dello *split payment* a una platea più vasta di contribuenti nonché l'introduzione di norme più stringenti per il contrasto alle compensazioni indebite. Il trend positivo registrato per il gettito IVA sulle importazioni conferma la crescita degli scambi internazionali nel periodo.

Il ritmo di crescita delle imposte dirette è stato più moderato, dello 0,9 per cento, beneficiando del contributo positivo del gettito IRPEF, in particolare delle ritenute sul lavoro dipendente e sulle pensioni. Sull'andamento dell'IRES nel 2017 hanno inciso la riduzione dell'aliquota d'imposta dal 27,5 al 24,0 per cento e le minori entrate correlate alle agevolazioni concesse, tra cui i superammortamenti e l'ACE (Aiuto alla Crescita Economica)[3].

L'andamento negativo delle imposte in conto capitale risente del calo del gettito derivante dalla *voluntary disclosure*.

La pressione fiscale è scesa dal 42,7 per cento del 2016 al 42,5 per cento del 2017. Al netto della misura degli 80 euro, la pressione fiscale è diminuita dal 42,1 del 2016 al 41,9 del 2017.

Continua il processo di stabilizzazione della spesa pubblica. Nel 2017 la spesa primaria totale è cresciuta rispetto all'anno precedente (+1,4 per cento), mentre l'incidenza sul PIL si è ridotta di 0,3 punti percentuali. La spesa corrente primaria è lievemente aumentata in termini nominali (+0,4 per cento rispetto all'anno precedente), mentre la sua incidenza sul PIL è scesa di oltre 0,7 punti percentuali, al 41,3 per cento del PIL, proseguendo il trend in riduzione. L'aumento nominale è stato sostenuto dagli acquisti diretti (i consumi intermedi sono cresciuti del 2,6 per cento, mentre le prestazioni sociali in natura sono cresciute dell'1,7 per cento) e dai trasferimenti monetari (anche le prestazioni sociali in denaro sono aumentate dell'1,7 per cento). I redditi da lavoro dipendente sono stati sostanzialmente stabili (+0,1 per cento).

[2] Dati AMECO.

[3] Il D.L. n. 50 del 24 aprile 2017, convertito in Legge n. 96 del 21 giugno 2017, ha variato le aliquote di riferimento dell'ACE pur mantenendone l'effetto agevolativo.

TAVOLA III.1: EVOLUZIONE DEI PRINCIPALI AGGREGATI DELLE AMMINISTRAZIONI PUBBLICHE (1)

	2017		2018	2019	2020	2021
	Livello (2)	In % PIL	In % PIL			
Indebitamento netto secondo i settori della Pubblica Amministrazione						
1. Amministrazioni pubbliche	-39.691	-2,3	-1,6	-0,8	0,0	0,2
al netto di interventi sul sistema bancario		*-1,9*	*-1,6*	*-0,8*	*0,0*	*0,2*
2. Amministrazioni centrali	-42.714	-2,5	-1,8	-1,0	-0,2	0,0
3. Stato						
4. Amministrazioni locali	677	0,0	0,0	0,0	0,0	0,0
5. Enti previdenziali	2.346	0,1	0,1	0,2	0,1	0,1
Amministrazioni pubbliche						
6. Totale entrate	799.908	46,6	46,4	46,5	46,4	46,2
7. Totale spese	839.599	48,9	48,0	47,2	46,5	46,0
8. Indebitamento netto	-39.691	-2,3	-1,6	-0,8	0,0	0,2
9. Spesa per interessi	65.641	3,8	3,5	3,5	3,5	3,5
10. Avanzo primario	25.950	1,5	1,9	2,7	3,4	3,7
11. Misure una tantum (3)	-160	0,0	0,1	-0,1	-0,1	0,0
Componenti del lato delle entrate						
12. Totale entrate tributarie	502.621	29,3	28,9	29,1	29,3	29,2
12a. Imposte indirette	249.922	14,6	14,5	15,0	15,3	15,2
12b. Imposte dirette	250.477	14,6	14,4	14,0	14,0	14,0
12c. Imposte in c/capitale	2.222	0,1	0,0	0,0	0,0	0,0
13. Contributi sociali	226.244	13,2	13,4	13,3	13,2	13,1
14. Redditi da proprietà	11.734	0,7	0,7	0,6	0,6	0,5
15. Altre entrate	59.309	3,5	3,5	3,4	3,4	3,3
15.a Altre entrate correnti	56.726	3,3	3,3	3,2	3,2	3,1
15.b Altre entrate in c/capitale	2.583	0,2	0,2	0,2	0,2	0,2
16. Totale entrate	799.908	46,6	46,4	46,5	46,4	46,2
p.m.: pressione fiscale		*42,5*	*42,2*	*42,5*	*42,5*	*42,3*
pressione fiscale netto misura 80€		*41,9*	*41,7*	*41,9*	*42,0*	*41,8*
Componenti del lato della spesa						
17. Redd. lavoro dip. + Consumi intermedi	258.766	15,1	15,1	14,6	14,2	14,0
17a. Redditi da lavoro dipendente	164.007	9,6	9,7	9,3	9,0	8,8
17b. Consumi intermedi	94.759	5,5	5,4	5,3	5,2	5,2
18. Totale trasferimenti sociali	387.487	22,6	22,5	22,2	22,1	22,0
di cui: Sussidi di disoccupazione	13.706	0,8	0,8	0,8	0,8	0,7
18a. Trasferimenti sociali in natura	45.415	2,6	2,6	2,5	2,5	2,4
18b. Prestazioni sociali non in natura	342.072	19,9	19,9	19,7	19,6	19,6
19. Interessi passivi	65.641	3,8	3,5	3,5	3,5	3,5
20. Contributi alla produzione	26.387	1,5	1,5	1,5	1,4	1,4
21. Investimenti fissi lordi	33.683	2,0	2,0	2,0	2,1	2,1
22. Trasferimenti in c/capitale	31.379	1,8	1,2	1,3	1,0	0,9
23. Altre spese	36.256	2,1	2,2	2,2	2,2	2,1
23a. Altre spese correnti	35.645	2,1	2,2	2,2	2,1	2,1
23b. Altre spese in conto capitale	611	0,0	0,0	0,0	0,0	0,0
24. Totale spese	839.599	48,9	48,0	47,2	46,5	46,0
Spesa corrente primaria	*708.285*	*41,3*	*41,2*	*40,5*	*39,9*	*39,5*
Spesa totale primaria	*773.958*	*45,1*	*44,5*	*43,8*	*43,0*	*42,4*

(1) I valori espongono gli andamenti a legislazione vigente. Eventuali imprecisioni derivano da arrotondamenti.
(2) Valori in milioni.
(3) Il segno positivo indica misure una tantum a riduzione del deficit.

Nel 2017 la spesa in conto capitale ha registrato un incremento in termini nominali del 14,2 per cento, contro il 5,3 per cento previsto nella Nota di Aggiornamento del DEF 2017, mentre l'incidenza sul PIL è salita al 3,8 per cento del PIL. L'aumento è concentrato nelle altre spese in conto capitale, che includono gli interventi una tantum connessi agli interventi straordinari sul settore bancario (banche venete e MPS), i trasferimenti dal Fondo Nazionale di Risoluzione[4] alle banche in sofferenza e i crediti d'imposta rimborsabili, in particolare i *Deferred Tax Asset (DTA)* del settore bancario.

Gli investimenti fissi lordi della PA hanno infatti registrato un calo del 5,6 per cento in termini nominali, attestandosi al 2,0 per cento del PIL, un livello lievemente al di sotto del previsto. Le previsioni dello scorso autunno indicavano un incremento dello 0,4 per cento.

Per il 2018 le stime a legislazione vigente collocano l'indebitamento netto all'1,6 per cento del PIL, in miglioramento di circa 7 decimi di punto rispetto al 2017. Per gli anni successivi è previsto un netto miglioramento del saldo, fino a pervenire ad un avanzo dello 0,2 per cento del PIL nel 2021, grazie al consolidamento del surplus primario che dall'1,9 per cento del PIL del 2018 salirà progressivamente al 2,7 per cento nel 2019, al 3,4 per cento nel 2020, e al 3,7 per cento nel 2021. Gli interessi passivi sono previsti scendere al 3,5 per cento del PIL nel 2018 e rimanere su tale livello fino al 2021.

Le entrate tributarie a legislazione vigente in rapporto al PIL sono attese scendere al 28,9 per cento nel 2018, aumentare al 29,1 e al 29,3 per cento rispettivamente nel 2019 e 2020 e tornare a diminuire al 29,2 per cento nell'anno successivo. La riduzione del 2018 riflette principalmente l'effetto ritardato della riduzione dell'aliquota IRES introdotta con la Legge di Stabilità 2016.

Il potenziamento delle misure di contrasto all'evasione, tra cui l'estensione dell'obbligo della fatturazione elettronica, amplierà la base imponibile IVA. La legislazione vigente prevede anche un aumento delle aliquote IVA dal 2019 e delle accise sugli oli minerali nel 2020[5]. Entrambe le misure contribuiscono alla ricomposizione del gettito a favore delle imposte indirette. Queste ultime in rapporto al PIL saliranno dal 14,5 del 2018 al 15,3 per cento nel 2020, per scendere al 15,2 per cento nel 2021. Le imposte dirette scenderanno al 14,4 per cento nel 2018 e toccheranno il 14,0 per cento nel 2019, per rimanere sul tale livello fino a fine periodo.

I contributi sociali sono stimati crescere del 4,3 per cento nel 2018, mentre nel 2019 e nel 2020 la crescita rallenterà per poi riprendere nel 2021, con un incremento del 2,3. Tale dinamica è l'effetto congiunto dell'andamento dei redditi da lavoro dipendente dell'economia, del progressivo venir meno degli effetti economici delle misure di esonero contributivo previste dalle Leggi di Stabilità 2015 e 2016 per le nuove assunzioni a tempo indeterminato, dei nuovi interventi di agevolazione per le assunzioni di giovani introdotti con la Legge di Bilancio 2018 e delle entrate connesse alla c.d. rottamazione delle cartelle. In

[4] Istituito nel 2015 in risposta alla crisi di alcuni istituti di credito italiani.

[5] Il maggior gettito derivante dall'attivazione delle clausole poste a garanzia dei saldi di finanza pubblica dalla Legge di Bilancio 2018 è di circa 12,5 miliardi nel 2019 (circa 0,7 punti percentuali di PIL) e di 6,7 miliardi aggiuntivi nel 2020 (quasi 0,4 punti percentuali di PIL).

rapporto al PIL, i contributi sociali scenderanno dal 13,4 per cento nel 2018 al 13,1 per cento nel 2021.

La pressione fiscale è attesa ridursi di 0,3 punti percentuali nel 2018, collocandosi al 42,2 per cento del PIL. Dopo una lieve ripresa nel 2019, tornerà a scendere al 42,3 per cento alla fine del periodo. Al netto della misura degli 80 euro, la pressione fiscale è prevista scendere al 41,7 per cento nel 2018, aumentare di 3 decimi di punti percentuali nel 2020 e tornare a scendere al 41,8 per cento alla fine del periodo.

Secondo le previsioni a legislazione vigente, l'incidenza della spesa totale primaria sul PIL segnerà cali progressivi, dal 44,5 per cento nel 2018 al 42,4 per cento nel 2021. La tendenza alla riduzione sarà sostenuta dalla spesa corrente primaria, che passerà dal 41,2 per cento del PIL nel 2018 al 39,5 per cento del PIL nel 2021. I redditi da lavoro dipendente e i consumi intermedi sono attesi scendere rispettivamente all'8,8 e al 5,2 per cento del PIL nel 2021. Per i primi si prevede una crescita del 4,3 per cento nel 2018, dovuta ai rinnovi contrattuali, un calo nel 2019 e 2020 e una lieve ripresa nell'anno successivo[6]. Per gli anni successivi al 2018, l'evoluzione delle retribuzioni tiene conto dell'erogazione dell'indennità di vacanza contrattuale. Nel 2019 viene meno il blocco del turnover, a seguito del quale si ipotizza la stabilizzazione dell'occupazione pubblica negli altri anni del periodo di previsione.

L'evoluzione degli investimenti fissi lordi nei prossimi anni indica una ripresa dell'attività di spesa, con una crescita nominale prossima al 2,5 per cento nel 2018 che raggiungerà il 5,8 per cento nel 2019 e il 5,5 per cento nel 2020. Le stime comprendono le misure varate con la Legge di Bilancio 2017, rafforzate con la manovra per il 2018, per la realizzazione di infrastrutture, anche con l'istituzione e il successivo rifinanziamento di fondo ad hoc, con uno stanziamento pluriennale di oltre 80 miliardi tra il 2017 e il 2033, e messa in sicurezza del territorio a seguito del verificarsi degli eventi sismici. Le previsioni per il 2021 scontano il progressivo venir meno, a legislazione vigente, degli interventi di sostegno predisposti negli anni passati.

Nelle *Autumn Forecast* pubblicate dalla Commissione Europea a novembre 2017 l'indebitamento netto sul PIL dell'Italia è stimato al 2,1 per cento nel 2017, mentre i dati di preconsuntivo notificati a fine marzo dall'ISTAT indicano un rapporto deficit/PIL pari al 2,3 per cento del PIL (1,9 per cento al netto degli interventi straordinari sul settore bancario). La stima del deficit della Commissione è di 1,8 per cento per il 2018, mentre l'aggiornamento delle proiezioni di questo Documento indica un deficit all'1,6 per cento del PIL. Parte della differenza è attribuibile alla minore crescita del PIL ipotizzata dalla Commissione (+1,3 per cento), già rivista al rialzo all'1,5 per cento con le *Winter Forecast* lo scorso gennaio. Nel 2019, secondo le stime a politiche invariate della Commissione, il saldo è atteso aumentare al -2,0 per cento del PIL poiché, oltre ad una crescita dell'economia dell'1,0 per cento, non vengono considerate le

[6] Il calo del 2019 è spiegato principalmente dal venir meno della componente degli arretrati sulle retribuzioni pubbliche; quello del 2020 dal venir meno, nella legislazione vigente, del finanziamento delle missioni di pace, che riduce anche la componente degli stipendi. Il lieve recupero del 2021 è spiegato dalle nuove assunzioni previste nelle Forze dell'ordine.

maggiori entrate derivanti dall'attivazione della clausola sull'IVA. Anche la crescita del PIL nel 2019 è stata rivista al rialzo lo scorso gennaio (+1,2 per cento). Le previsioni di finanza pubblica delle prossime *Spring Forecast* saranno pertanto oggetto di possibili miglioramenti[7].

TAVOLA III.2: DIFFERENZE RISPETTO AL PRECEDENTE PROGRAMMA DI STABILITÀ (1)

	2017	2018	2019	2020
TASSO DI CRESCITA DEL PIL REALE				
Programma di Stabilità 2017	1,1	1,0	1,0	1,1
Programma di Stabilità 2018	1,5	1,5	1,4	1,3
Differenza	0,4	0,5	0,3	0,2
INDEBITAMENTO NETTO (in % del PIL)				
Programma di Stabilità 2017	-2,1	-1,2	-0,2	0,0
Programma di Stabilità 2018	-2,3	-1,6	-0,8	0,0
Differenza	-0,2	-0,4	-0,5	0,0
DEBITO PUBBLICO (in % del PIL)				
Programma di Stabilità 2017	132,5	131,0	128,2	125,7
Programma di Stabilità 2018	131,8	130,8	128,0	124,7
Differenza	-0,6	-0,2	-0,2	-1,0

(1) Eventuali imprecisioni derivano dagli arrotondamenti. Previsioni a legislazione vigente per il Programma di Stabilità 2018, obiettivi programmatici per il Programma di Stabilità 2017.

TAVOLA III.3: SALDI DI CASSA DEL SETTORE STATALE E DEL SETTORE PUBBLICO (1)

	2017		2018	2019	2020	2021
	Livello (2)	In % PIL	In % PIL			
Settore pubblico	-50.065	-2,9	-2,5	-1,4	-0,6	-0,4
Amministrazioni centrali	-52.807	-3,1	-2,6	-1,6	-0,7	-0,5
Settore statale	-52.159	-3,0	-2,7	-1,6	-0,7	-0,6
Amministrazioni locali	2.741	0,2	0,1	0,1	0,1	0,1
Enti di previdenza	0	0,0	0,0	0,0	0,0	0,0

(1) I valori descrivono gli andamenti a legislazione vigente.
(2) Valori in milioni.

FOCUS

Investimenti pubblici: andamenti recenti e prospettive

La caduta degli investimenti pubblici a seguito della profonda e prolungata crisi economica accomuna molti Paesi europei. Esiste una certa correlazione positiva tra investimenti pubblici e condizioni macroeconomiche (gli investimenti sono pro-ciclici e quindi nei periodi di recessione si osserva un calo di questa componente di spesa), nonché tra investimenti e politiche fiscali restrittive, le quali nella maggior parte dei casi comportano tagli a questa tipologia di spesa pubblica[8]. Negli ultimi anni, la carenza di investimenti pubblici sta caratterizzando anche le economie in ripresa che non hanno problemi di *compliance* con le regole del Patto di Stabilità e Crescita. Più in generale, la bassa qualità delle infrastrutture pubbliche riguarda la maggior parte delle economie avanzate, come evidenziato dal FMI e dall'OCSE[9].

[7] Il confronto delle previsioni a legislazione vigente del presente DEF con quelle più aggiornate della Commissione è svolto nel rispetto della Direttiva UE n. 85/2011.
[8] Per maggiori approfondimenti si veda il Capitolo II del Rapporto Public Finance in EMU 2017.
[9] IMF (2014), World Economic Outlook, Capitolo 3 e OCSE (2017), Government at a Glance.

In Italia, il livello di investimenti pubblici rimane ben al di sotto del livello pre-crisi del 2007 che è stato pari al 2,9 per cento del PIL. Dopo un lungo ciclo di crescita durato fino al 2009, in cui gli investimenti fissi lordi delle Amministrazioni pubbliche hanno raggiunto un picco di 54,2 miliardi (pari al 3,4 per cento del PIL), nel periodo 2010-2017 si registrano continue riduzioni, ad eccezione del 2015 in cui la spesa nominale torna a crescere, ma rimane stabile in termini reali.

FIGURA R.1: PIL E INVESTIMENTI FISSI LORDI (numeri indice su dati a prezzi 2010)


PIL
Investimenti fissi lordi totale economia
Investimenti fissi lordi della PA
2007=100
115
110
105
100
95
90
85
80
75
70
65
60
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Fonte: ISTAT. Per gli investimenti, dati non inclusivi della variazione delle scorte. Dal 2018 previsioni a legislazione vigente del DEF.

Mentre la dinamica in volume degli investimenti fissi lordi del totale economia mostra un'inversione rispetto agli anni precedenti già dal 2015, gli investimenti della PA, inclusi nel totale, registrano una diminuzione significativa nel 2016 (4,3 per cento in termini nominali che corrisponde a una riduzione del 5,1 per cento in termini reali). Per il 2017, le stima preliminare dell'ISTAT indica un nuovo calo (5,6 per cento nominale pari a una riduzione del 6,2 per cento reale), attestandosi a 33,7 miliardi (pari al 2,0 per cento del PIL), un risultato inferiore alle attese di settembre scorso.

Nel periodo 2007-2017, gli investimenti fissi lordi della PA in volume si sono ridotti di oltre il 36,0 per cento, sottraendo circa un punto percentuale alla crescita del PIL[10], ipotizzando l'assenza di effetti sugli investimenti privati. Il *gap* di investimenti pubblici è simile allo scarto esistente tra la crescita dell'Italia (+1,5 per cento) e dell'Area dell'Euro (+2,3 per cento secondo le *Winter Forecast* 2018) nel 2017, sebbene il differenziale di crescita non possa essere attribuito esclusivamente al trend di questa componente della domanda.

All'interno della spesa per investimenti fissi della PA si osserva una variazione del peso relativo dei sottosettori istituzionali. La quota della spesa per investimenti fissi delle Amministrazioni locali in volume sul totale è diminuita di circa 8 punti percentuali rispetto al 2007, scendendo attorno al 53,0 per cento, e il contributo del comparto alla crescita reale degli investimenti della PA è stato quasi sempre negativo nel periodo considerato. La quota delle Amministrazioni centrali sul totale è invece cresciuta di circa 7 punti, raggiungendo

[10] Il contributo alla crescita degli investimenti fissi lordi della PA è ottenuto ponderando il tasso di crescita reale medio degli investimenti nel periodo 2007-2017 per il peso di questa componente sulla domanda totale (*share*). Tale quota è pari al 2,7 per cento. Infatti, gli investimenti fissi della PA sono pari in media a circa il 14,0 per cento degli investimenti totali dell'economia nel periodo, i quali a loro volta rappresentano in media circa il 19,0 per cento del PIL nel periodo.

quasi il 46,0 per cento del totale, mentre quella degli Enti previdenziali è rimasta al di sotto dell'1,0 per cento.

Dal punto di vista della tipologia degli investimenti, dal 2014 al 2016 sono tornati ad aumentare gli investimenti in armamenti, sebbene nel 2017 si registri un nuovo calo. Gli investimenti in impianti e macchinari si mantengono invece in lieve aumento. Nel periodo considerato, le riduzioni registrate nelle costruzioni sono ascrivibili prevalentemente alla componente dei fabbricati diversi dalle abitazioni e alle altre opere, in particolare quelle stradali. I prodotti della proprietà intellettuale hanno fornito un contributo negativo alla crescita degli investimenti fissi lordi della PA, ma di entità relativamente inferiore considerato il minor peso sul totale. All'interno di questa voce si osserva una ripresa della componente software e basi di dati, originali di opere artistiche, letterarie o d'intrattenimento, compensata però dalla riduzione degli investimenti in Ricerca e Sviluppo, che rimangono ad un livello prossimo allo 0,5 per cento del PIL[11].

FIGURA R.2 CONTRIBUTI AL TASSO DI CRESCITA REALE DEGLI INVESTIMENTI FISSI LORDI DELLA PA (dati a prezzi 2010)


10
5
0
-5
-10
-15
var. % a/a
07 08 09 10 11 12 13 14 15 16 17
Enti di Previdenza
Amministrazioni locali
Amministrazioni centrali
PA (tasso di crescita reale)
Prodotti di proprietà intellettuale
Armamenti
Impianti e macchinari
Totale costruzioni
PA (tasso di crescita reale)

Fonte: ISTAT. Dati non inclusivi della variazione delle scorte.

Secondo le previsioni a legislazione vigente contenute in questo Documento, il tasso di crescita degli investimenti fissi lordi della PA segnerà un'inversione di tendenza nel 2018 e il trend positivo si rafforzerà negli anni successivi grazie a diversi fattori.

Le Amministrazioni locali dovrebbero superare le frizioni riconducibili: alla prima fase di attuazione di diverse riforme, tra cui quella del Codice degli Appalti, introdotta nel 2016 e successivamente corretta nel 2017; all'entrata in vigore nel 2015 dei nuovi criteri contabili, che hanno introdotto il principio della competenza finanziaria rafforzata per tali enti; ed infine al superamento del Patto di Stabilità Interno con il passaggio alla regola del pareggio di bilancio, che ha comportato la progressiva applicazione del nuovo obiettivo del saldo in

[11] I dati di dettaglio delle componenti all'interno dei settori delle costruzioni (abitazioni e fabbricati non residenziali ed altre opere) e dei prodotti della proprietà intellettuale (ricerca e sviluppo e software e basi di dati, originali di opere artistiche, letterarie o d'intrattenimento) sono disponibili fino al 2016.

pareggio a tutti gli enti locali e regioni. Già a partire dall'anno in corso, la realizzazione di progetti di investimento a livello locale potrà contare sugli spazi finanziari messi a disposizione dalla Legge di Bilancio 2018 nell'ambito dei Patti di solidarietà nazionale previsti dalle regole per il coordinamento della finanza locale.

La ripresa degli investimenti pubblici negli anni futuri è connessa anche alla realizzazione dei progetti di investimento cofinanziati dai Fondi europei nell'ambito della programmazione 2014-2020. Come già chiarito nel Programma di Stabilità 2017, la spesa per investimenti fissi lordi della PA risente del ciclo di programmazione pluriennale dei Fondi Strutturali Europei e dell'attuazione dei programmi cofinanziati da parte dei soggetti pubblici. Nel 2015, in particolare, si è completata l'attuazione dei programmi di investimento cofinanziati dai Fondi europei della programmazione 2007-2014 che si era conclusa.

Le risorse UE messe a disposizione dell'Italia nell'ambito della programmazione 2014-2020 ammontano a quasi 44,7 miliardi e movimenteranno una spesa nazionale di circa 31,5 miliardi, per un totale di 76,1 miliardi[12] che concorreranno al finanziamento di nuove infrastrutture pubbliche (strade, ferrovie, impianti per il trattamento delle acque, efficientamento energetico), oltre che alla realizzazione di investimenti pubblici in senso più ampio per il sostegno all'occupazione giovanile, lo sviluppo di specifici settori economici a livello regionale e la coesione sociale, altrettanto importanti per l'economia.

Inoltre, le misure previste dalla manovra correttiva di aprile scorso (D.L. n. 50/2017) e quelle della Legge di Bilancio 2018 sono attese supportare la spesa nei prossimi anni attraverso:

- il rifinanziamento del Fondo per la ricostruzione e la creazione di un fondo nuovo per accelerare la sistemazione dei territori colpiti dai terremoti;
- nuovi investimenti per infrastrutture ferroviarie e trasporto pubblico;
- risorse aggiuntive per le regioni e le altre amministrazioni locali per lo sviluppo delle infrastrutture pubbliche sul territorio, inclusi gli edifici scolastici;
- l'istituzione di un Fondo per il capitale immateriale, destinato a finanziare sia progetti di ricerca e innovazione ad opera di soggetti pubblici e privati, anche esteri, funzionali alla competitività del Paese, sia il supporto operativo ed amministrativo al fine di valorizzarne i risultati e favorire il trasferimento verso il sistema economico produttivo.

Tra gli interventi di maggior rilievo varati con la Legge di Bilancio 2017 rientra l'istituzione , di un Fondo da ripartire per il rilancio degli investimenti infrastrutturali del Paese, rifinanziato con la successiva Legge di Bilancio 2018, per uno stanziamento complessivo nel periodo 2017-2033 di 83,7 miliardi. Il Fondo investimenti infrastrutturali intende accrescere la dotazione di capitale materiale e immateriale del Paese, per il miglioramento della qualità dei servizi pubblici e il rafforzamento della competitività del sistema produttivo. Il Fondo contribuirà a rendere la politica economica più orientata al medio e al lungo termine. Le grandi infrastrutture, la sicurezza delle scuole, la tutela del territorio, lo sviluppo di tecnologie di avanguardia, l'attività di ricerca, la sicurezza interna ed esterna devono poter contare su risorse preordinate su tempi lunghi. Gli interventi adottati saranno attentamente monitorati anche al fine di superare eventuali criticità che si dovessero riscontrare in fase attuativa. Questa strategia mira a sostenere la ripresa economica in atto e ad aumentare durevolmente il tasso di crescita potenziale. I principali settori di intervento finanziati con le risorse del Fondo riguardano gli investimenti in infrastrutture per i trasporti su ferro, il trasporto rapido di massa e la mobilità sostenibile, l'edilizia scolastica e sanitaria, la ricerca scientifica e tecnologica, il potenziamento delle infrastrutture e i mezzi per l'ordine pubblico, la sicurezza e il soccorso e le attività industriali ad alta tecnologia, gli

[12] https://cohesiondata.ec.europa.eu/countries/IT.

interventi per l'adeguamento sismico degli immobili pubblici e per gli interventi di mitigazione del rischio idrogeologico.

Occorre ricordare, infine, che la sola componente degli investimenti fissi lordi non può essere ritenuta completamente rappresentativa della politica di investimento del settore pubblico, in quanto parte degli investimenti di interesse pubblico sono effettuati da soggetti esterni al perimetro della PA e finanziati attraverso trasferimenti in conto capitale, che secondo i criteri del SEC sono contabilizzati come contributi agli investimenti alle imprese. La somma degli investimenti fissi lordi, al lordo delle dismissioni immobiliari[13], e dei contributi agli investimenti alle imprese delinea in modo più esaustivo la dimensione e l'andamento degli investimenti pubblici. Infine, la quota nazionale di spesa per investimenti pubblici, ottenibile escludendo la quota finanziata dall'UE dal totale degli investimenti fissi lordi della PA e dei contributi agli investimenti, si conferma in aumento nel 2016.

FIGURA R.3 QUOTA NAZIONALE DI SPESA PER INVESTIMENTI PUBBLICI (milioni a prezzi correnti)


110.000
90.000
70.000
50.000
30.000
10.000
-10.000
Contributi agli investimenti ricevuti dal resto del mondo (quota UE)
Contributi agli investimenti pagati alle imprese (b)
Investimenti fissi della PA al lordo delle dismisssioni (a)
Spesa nazionale per investimenti pubblici (a+b al netto della quota UE)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Fonte: ISTAT.

III.2 LA FINANZA PUBBLICA STRUTTURALE

Il presente Documento è predisposto dal Governo dimissionario, che rimane in carica per assicurare lo svolgimento degli affari correnti e non può pertanto formulare orientamenti per il futuro che presuppongano scelte di indirizzo politico o l'avvio di nuove politiche che non siano già state condivise con il Parlamento.

Lo scenario qui descritto si basa pertanto sulle previsioni tendenziali a legislazione vigente per le entrate e le spese, già inclusive degli effetti delle misure di finanza pubblica adottate fino alla data di preparazione di questo Documento e quindi della Legge di Bilancio 2018.

Per quanto attiene, invece, alla valutazione degli andamenti a politiche invariate delle principali voci di finanza pubblica essa è strumentale alla verifica del rispetto delle regole del Patto di Stabilità e Crescita. Tale valutazione, coerentemente con i criteri indicati dalla Commissione Europea, considera misure

[13] I proventi da cessioni immobiliari sono contabilizzati con il segno meno all'interno degli investimenti fissi lordi, i quali rappresentano un saldo tra nuovi acquisti di cespiti e dismissioni.

annunciate in modo credibile e specificate con sufficiente dettaglio, ma non ancora finanziate con legge[14]. Si sottolinea che l'indicazione delle previsioni a politiche invariate ha carattere meramente indicativo e non implica alcuna decisione di politica economica. Inoltre, tali politiche sono rifinanziate anno dopo anno attraverso il reperimento di risorse aggiuntive nell'ambito della manovra di finanza pubblica triennale con conseguente impatto nullo sui saldi di bilancio.

La Nota di Aggiornamento del DEF di settembre 2017 prevedeva un obiettivo di indebitamento netto delle Amministrazioni pubbliche al 2,1 per cento del PIL per il 2017, mentre, a seguito della notifica ISTAT di fine marzo, il deficit di bilancio per il 2017 si attesta al 2,3 per cento del PIL. Tuttavia, come già chiarito nel precedente paragrafo, escludendo le operazioni straordinarie di sostegno al sistema bancario, il deficit sarebbe stato pari all'1,9 per cento del PIL, 0,2 punti al di sotto dell'obiettivo. In termini strutturali, secondo le stime del Dipartimento del Tesoro basate sulla metodologia concordata in sede europea[15], il saldo peggiorerebbe dal -0,9 per cento del PIL del 2016 al -1,1 per cento nel 2017, con una variazione strutturale pari a circa -0,2 punti percentuali di PIL.

Per il 2017, le previsioni della Commissione dello scorso autunno collocano l'*output gap* a -0,6 per cento del prodotto potenziale, prefigurando il ritorno a condizioni cicliche normali. La correzione del saldo strutturale richiesta nel 2017 sarebbe pertanto superiore a 0,5 punti percentuali[16] anche a causa dell'elevato debito pubblico.

Nella valutazione ex ante del saldo strutturale 2017, la Commissione Europea ha concesso all'Italia una maggiore flessibilità per le spese sostenute a fronte dello straordinario afflusso di migranti e per quelle destinate alla salvaguardia del territorio a seguito degli eventi sismici. La flessibilità accordata è stata quantificata in 0,16 per cento del PIL per i migranti, riconoscendo il ruolo di difesa della frontiera comune che il nostro Paese ha assunto in questi anni[17]. A questa si aggiunge uno 0,18 per cento del PIL che si riferisce all'insieme delle misure fiscali sull'edilizia privata e a quelle di investimento per contrastare il dissesto idrogeologico e mettere in sicurezza le scuole. I dati di consuntivo del

[14] Per un maggior dettaglio sui criteri di formulazione delle stime a politiche invariate si veda il paragrafo sulle 'Politiche invariate' della Sezione II del DEF 2018.

[15] Le stime del Tesoro si basano sulla metodologia della funzione di produzione concordata a livello UE e differiscono dalle stime della Commissione a causa della previsione macroeconomica sottostante e dell'orizzonte temporale. I parametri delle innovazioni dei fattori latenti del Kalman Filter utilizzato per stimare il NAWRU sono stati ottenuti attraverso una procedura che garantisce l'ottimalità statistica del processo di selezione dei parametri di inizializzazione delle varianze delle componenti non osservate (c.d. *grid search*, si veda riquadro di approfondimento 'Stima del prodotto potenziale e dell'*output gap*: una metodologia alternativa a quella concordata a livello europeo'). Nelle more del raggiungimento di un accordo bilaterale tra Governo italiano e Commissione Europea sulla modifica da inserire nella stima del valore àncora del tasso di disoccupazione strutturale, tale valore è stato mantenuto stabile al livello delle stime di primavera della Commissione Europea. Anche per la stima bayesiana della Produttività Totale dei Fattori (TFP) si è reso necessario modificare quelle impiegate dalla Commissione Europea nelle previsioni autunnali (https://circabc.europa.eu/outputgaps) per tenere opportunamente in considerazione il quadro macroeconomico sottostante e contenere la revisione della serie storica del trend della TFP e degli *output gap* che sarebbe intercorsa a causa dell'aggiunta del dato annuale dell'indicatore composito di capacità utilizzata (CUBS) per il 2017.

[16] European Commission, *'Vade Mecum on the Stability and Growth Pact - 2018 edition'*, Institutional Paper 075, March 2018.

[17] Lo 0,16 per cento del PIL accordato per il 2017 corrisponde al totale della spesa per migranti al netto dei contributi UE (pari a 0,25 per cento del PIL), a cui è stato sottratto lo 0,09 del PIL relativo alla flessibilità già accordata dall'Unione Europea per l'emergenza nel 2015 e 2016.

2017 confermano il valore riconosciuto per i migranti e rivedono lievemente al rialzo allo 0,19 per cento quello per le rimanenti spese eccezionali. Il monitoraggio delle spese ad oggi suggerisce, inoltre, che in assenza di un piano europeo comune per i migranti, l'Italia continuerà a sostenere nel tempo un onere finanziario rilevante[18]. La correzione strutturale richiesta per il 2017 è pertanto ridotta a quasi 0,3 punti percentuali.

Per contro, nel presente Documento, la stima dell'*output gap* per il 2017, basata sulla metodologia concordata in sede europea, è pari a -2,2 per cento del prodotto potenziale. Tale livello, più ampio della soglia rappresentativa di -1,5 per cento del PIL potenziale, suggerirebbe la presenza di condizioni cicliche avverse anche lo scorso anno e il consolidamento fiscale richiesto si attesterebbe a 0,5 punti percentuali di PIL (quasi 0,2 punti percentuali se corretto per le spese connesse ad eventi eccezionali). La Commissione formulerà la propria valutazione nelle *Spring Forecast* che saranno pubblicate a maggio, tuttavia, le indicazioni che provengono dai test sulla plausibilità sulle stime dell'*output gap*[19] punterebbero a confermare la permanenza di condizioni cicliche negative anche per il 2017. È opinione del Governo che tale indicazione debba essere tenuta in opportuna considerazione dalla Commissione Europea.

Alla luce di tali considerazioni, la variazione di circa -0,2 punti percentuali del deficit strutturale stimata in questo Documento è da ritenersi sostanzialmente compatibile con il percorso delineato dalle regole europee. Inoltre, l'andamento dell'aggregato di spesa è coerente con l'obiettivo richiesto nel 2017.

La migliore performance del deficit di bilancio nel 2017, al netto delle operazioni straordinarie di sostegno al sistema bancario, produce un aggiustamento strutturale per il 2018 di 0,1 punti percentuali, inferiore rispetto a quello pianificato lo scorso ottobre nel *Draft Budgetary Plan* ma che, al contempo, non inficia la *compliance* con i requisiti del Patto di Stabilità. L'aggiustamento strutturale previsto negli anni successivi nello scenario a legislazione vigente è di ulteriori 0,6 punti percentuali nel 2019 e di 0,5 punti nel 2020, anno in cui il saldo di bilancio strutturale sarebbe pari allo 0,1 per cento del PIL e pertanto più che sufficiente a conseguire l'Obiettivo di Medio Termine del pareggio di bilancio strutturale. Tale obiettivo sarebbe assicurato anche nel 2021, giacché il saldo di bilancio strutturale in quell'anno rimarrebbe, in linea con le stime del 2020, costante e pari a un lieve surplus.

[18] Per un maggior dettaglio si veda il riquadro di questo paragrafo 'Spese per la clausola degli eventi eccezionali'.

[19] La Commissione Europea e l'*Output Gap Working Group* (OGWG) hanno recentemente messo a punto una metodologia per valutare la plausibilità delle stime dell'*output gap* ottenute mediante il modello concordato della funzione di produzione. Attraverso una tecnica panel, l'*output gap* dei diversi paesi europei viene regredito rispetto a variabili ritenute molto correlate con il ciclo economico, quali: la capacità utilizzata nel settore manifatturiero; una misura di ritardo (*slack*) nell'economia costruita utilizzando gli indici di fiducia settoriali; il tasso di inflazione salariale; il tasso di disoccupazione di breve periodo. Le stime dell'*output gap* ottenute sulla base di questa metodologia panel vengono confrontate per l'anno precedente a quello in corso con i valori ufficiali ottenuti in base alla funzione di produzione e, se lo scostamento è più ampio di una certa soglia, se ne deduce che la stima ufficiale è a rischio di non plausibilità. La differenza tra l'*output gap* ufficiale e quella ricavata dal modello panel per l'anno precedente a quello attuale viene applica tout court alle previsioni della Commissione per i successivi due anni. A questo riguardo, nelle *Autumn Forecast* del 2017 della Commissione, nel 2017 l'*output gap* dell'Italia stimato con la metodologia ufficiale è pari a -0,6 per cento del prodotto potenziale, mentre il modello panel produce un valore dell'*output gap* più ampio di 1,1 punti percentuali di PIL, pari a -1,7 per cento, che confermerebbe la presenza di condizioni cicliche negative.

TAVOLA III.4: SPESE DA ESCLUDERE DALLA REGOLA DI SPESA

	2017		2018	2019	2020	2021
	Livello (1)	In % PIL	In % PIL			
Spese per programmi UE pienamente coperte da fondi UE	2.462	0,1	0,1	0,2	0,2	0,2
di cui: Spese per Investimenti pienamente coperte da fondi UE	1.513	0,1	0,1	0,1	0,1	0,1
Componente ciclica della spesa per sussidi di disoccupazione (2)	2.148	0,1	0,1	0,1	0,0	0,0
Entrate discrezionali (3)	-230	0,0	0,1	0,3	0,4	0,0
Incrementi di entrata già individuati per legge	0	0,0	0,0	0,0	0,0	0,0

(1) Valori in milioni.
(2) La componente ciclica della spesa per sussidi di disoccupazione è stata calcolata con la metodologia attualmente utilizzata dalla Commissione Europea, sulla base dell'*unemployment gap*.

TAVOLA III.5: SCENARIO A POLITICHE INVARIATE

	2017		2018	2019	2020	2021
	Livello (1)	In % PIL	In % PIL			
Totale entrate a politiche invariate	799.908	46,6	46,4	46,5	46,5	46,3
Totale spesa a politiche invariate	839.599	48,9	48,0	47,4	46,8	46,5
Voci di dettaglio della spesa						
Spese correnti	773.926	45,1	44,7	44,1	43,6	43,3
di cui:						
Redditi da lavoro dipendente	164.007	9,6	9,7	9,4	9,1	9,0
Consumi Intermedi	140.174	8,2	8,0	7,9	7,8	7,7
Spese in c/capitale	65.673	3,8	3,3	3,3	3,2	3,2
di cui:						
Investimenti fissi lordi	33.683	2,0	2,0	2,0	2,1	2,3
Contributi agli investimenti	13.387	0,8	0,8	0,8	0,7	0,6

(1) Valori in milioni.

TAVOLA III.6: LA FINANZA PUBBLICA CORRETTA PER IL CICLO (in percentuale di PIL) (1)

	2016	2017	2018	2019	2020	2021
1. Tasso di crescita del PIL a prezzi costanti	0,9	1,5	1,5	1,4	1,3	1,2
2. Indebitamento netto	-2,5	-2,3	-1,6	-0,8	0,0	0,2
3. Interessi passivi	4,0	3,8	3,5	3,5	3,5	3,5
4. Misure una tantum (2)	0,2	0,0	0,1	-0,1	-0,1	0,0
di cui: Misure di entrata	0,3	0,5	0,2	0,1	0,0	0,0
Misure di spesa	-0,1	-0,5	-0,1	-0,1	-0,1	0,0
5. Tasso di crescita del PIL potenziale	-0,1	0,3	0,6	0,7	0,8	0,8
Contributi dei fattori alla crescita potenziale:						
Lavoro	0,0	0,3	0,4	0,4	0,4	0,3
Capitale	-0,1	0,0	0,1	0,1	0,2	0,2
Produttività Totale dei Fattori	0,0	0,0	0,1	0,2	0,2	0,3
6. Output gap	-3,3	-2,2	-1,3	-0,6	-0,2	0,2
7. Componente ciclica del saldo di bilancio	-1,8	-1,2	-0,7	-0,4	-0,1	0,1
8. Saldo di bilancio corretto per il ciclo	-0,7	-1,1	-0,9	-0,4	0,1	0,1
9. Avanzo primario corretto per il ciclo	3,3	2,7	2,6	3,0	3,5	3,6
10. Saldo di bilancio strutturale (3)	-0,9	-1,1	-1,0	-0,4	0,1	0,1
11. Avanzo primario strutturale (3)	3,1	2,7	2,6	3,1	3,6	3,6
12. Variazione saldo di bilancio strutturale	-0,8	-0,2	0,1	0,6	0,5	0,0
13. Variazione avanzo primario strutturale	-0,9	-0,4	-0,1	0,5	0,5	0,0

(1) Gli arrotondamenti alla prima cifra decimale possono determinare incongruenze tra i valori presentati in tabella.
(2) Il segno positivo indica misure una tantum a riduzione del deficit.
(3) Corretto per il ciclo e al netto delle misure una tantum e altre misure temporanee.

FOCUS

La valutazione delle deviazioni significative e della regola di spesa

Il braccio preventivo del Patto di Stabilità e Crescita (PSC) prevede che il percorso di avvicinamento all'Obiettivo di Medio Periodo (MTO) venga valutato sulla base di due criteri: la variazione del saldo strutturale e la regola di spesa.

Per quanto riguarda il criterio della variazione del saldo strutturale, l'entità annua dell'aggiustamento fiscale viene estrapolata sulla base di una matrice che contiene i seguenti parametri[20]: i) le condizioni cicliche dell'economia sintetizzate dall'*output gap*; ii) il livello del rapporto debito/PIL; iii) l'esistenza di rischi di medio periodo sulla sostenibilità delle finanze pubbliche valutati sulla base dell'indicatore S1[21].

La Comunicazione della Commissione di gennaio 2015 ha chiarito che gli aggiustamenti annuali modulati sulla base delle condizioni cicliche possono essere ridotti per l'applicazione delle clausole di flessibilità[22]. Ciò implica che, per esempio, in condizioni cicliche normali, a fronte di un aggiustamento annuo del saldo strutturale richiesto di 0,5 punti percentuali di PIL, l'attivazione congiunta della clausola delle riforme e degli investimenti può condurre ad un allentamento massimo del saldo strutturale fino a -0,25 punti percentuali del PIL.

Riguardo alla regola di spesa, i regolamenti europei[23] stabiliscono che, per i paesi che non abbiano ancora conseguito il proprio MTO, l'aggregato di spesa di riferimento[24] debba crescere ad un tasso pari alla differenza tra tasso di crescita medio del PIL potenziale[25] e il cosiddetto margine di convergenza. Il margine di convergenza è a sua volta calibrato in relazione alle condizioni cicliche dell'economia[26] e ulteriormente rimodulato in caso di applicazione delle clausole di flessibilità per le riforme strutturali e/o per la clausola degli investimenti e per le eventuali altre clausole legate agli eventi non usuali.

Si hanno deviazioni significative dal percorso di avvicinamento all'MTO nel caso in cui, sulla base dei dati consolidati ex post, si rilevi uno scostamento di 0,5 punti percentuali di PIL su un anno, o, in media, di 0,25 punti percentuali sui precedenti due anni, rispetto agli aggiustamenti richiesti dai criteri della variazione del saldo strutturale e della regola di spesa.

Per il 2016, in presenza di condizioni cicliche molto negative che richiedono un miglioramento del saldo strutturale di 0,25 punti percentuali di PIL, grazie all'attivazione cumulata della clausola delle riforme e degli investimenti, e, in virtù della concessione di ulteriore flessibilità per eventi non usuali, il deficit strutturale può aumentare di 0,58 punti

[20] Si veda la matrice che specifica l'aggiustamento annuale verso l'MTO in base alla situazione del ciclo economico presentata nella Comunicazione della Commissione '*Making the best use of flexibility within the existing rules of the Stability and Growth Pact*' del 13 gennaio 2015.

[21] Ad esempio, in condizioni cicliche 'normali' rappresentate da un *output gap* compreso tra -1,5 per cento e 1,5 per cento del PIL potenziale, un paese che presenta un rapporto debito/PIL superiore al 60 per cento e, sulla base di S1, rischi di sostenibilità medi, deve convergere al proprio MTO attraverso una riduzione del saldo strutturale superiore a 0,5 punti percentuali di PIL.

[22] La flessibilità viene concessa a fronte di riforme strutturali e di investimenti o a seguito di eventi non usuali al di fuori del controllo dei governi quali: gravi recessioni o calamità naturali, oppure la materializzazione di spese legate al fenomeno dei migranti.

[23] Recepiti nella legislazione nazionale dalla L. n. 243/2012.

[24] Tale aggregato si ricava sottraendo, in ciascun anno, alla spesa pubblica totale: la spesa per interessi; la spesa per investimenti dell'anno in corso smussata per la dinamica dei precedenti quattro anni; la spesa per programmi EU finanziata dal bilancio comunitario; la componente ciclica dei sussidi di disoccupazione e la variazione delle misure discrezionali di entrata (*Discretionary Revenue Measures*).

[25] Il tasso di crescita medio del potenziale viene calcolato sulla base della metodologia della funzione di produzione concordata a livello europeo, considerando una media decennale delle *Forecast* della Commissione Europea centrata sull'anno in cui si esercita la valutazione stessa. La media decennale include pertanto i quattro anni precedenti a quello della valutazione e i cinque anni successivi (previsione di due anni e estrapolazione meccanica per i successivi tre).

[26] Per esempio, in condizioni cicliche 'normali', l'aggregato di spesa di riferimento deve ridursi in modo da assicurare un miglioramento annuale nel saldo strutturale che sia pari o superiore allo 0,5 per cento del PIL.

percentuali di PIL rispetto al 2015. Analogamente, l'aggregato di spesa può aumentare del 2,6 per cento in termini nominali. Rispetto a questi parametri, nel 2016 non si riscontrano deviazioni di rilievo né con riguardo al saldo strutturale né relativamente alla regola di spesa sia su base annua che sulla media del 2015 e del 2016.

Per quanto riguarda il 2017, a fronte di condizioni cicliche ancora negative stimate in questo Documento e di un miglioramento richiesto del saldo strutturale di 0,5 punti percentuali di PIL, la Commissione ha concesso flessibilità aggiuntiva per i costi legati al fenomeno dei rifugiati, pari a 0,16 punti di PIL, e per i costi dei recenti sismi che hanno colpito il centro Italia, pari a 0,18 punti di PIL. A seguito dei nuovi dati per il 2017, i costi per la prevenzione del rischio sismico, del dissesto idrogeologico e messa in sicurezza delle scuole ammonterebbero attualmente a 0,19 punti di PIL. Pertanto, la flessibilità aggiuntiva di cui l'Italia beneficerebbe si attesta, nel complesso, a 0,35 punti di PIL.

L'aggiustamento richiesto del saldo strutturale si attesta pertanto intorno a 0,15 punti percentuali di PIL. Rispetto a tale valore si rileva dal lato della convergenza del saldo strutturale verso l'MTO una deviazione di 0,4 punti percentuali su base annua e 0,27 punti sulla media dei due anni; sul versante della regola di spesa, si registra una deviazione di 0,2 punti su un anno e di circa 0,1 punti su due anni.

Nel 2018, a fronte di condizioni cicliche normali segnalate dal livello dell'*output gap*, che si chiude rapidamente attestandosi ad un valore intorno al -1,3 per cento del potenziale, l'aggiustamento strutturale annuale richiesto dalla matrice della Commissione Europea sarebbe di 0,6 punti percentuali di PIL, anche a causa dell'elevato debito pubblico.

Rispetto a questo aggiustamento, si registrerebbe una deviazione annua del saldo strutturale di circa 0,5 punti e di 0,4 punti sulla media biennale del 2017 e del 2018. Nel caso della regola di spesa, lo scostamento sarebbe pari a 0,7 punti di PIL su base annua e di 0,5 punti come media dell'anno in corso e del precedente.

Nelle Comunicazioni sull'implementazione del Semestre Europeo 2017, la Commissione Europea ha, tuttavia, ritenuto utile specificare che la valutazione sulla *compliance* con i requisiti del Patto di Stabilità e Crescita delle misure di bilancio da adottare per il 2018 sarebbe stata effettuata in base a un margine di discrezionalità al fine di tenere in considerazione l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro. Nelle raccomandazioni specifiche sul Programma di Stabilità 2017, la Commissione ha richiesto all'Italia un aggiustamento significativo (*substantial fiscal effort*) nel 2018, senza indicare in modo esplicito l'ammontare di tale correzione.

In una lettera[27] dello scorso maggio, indirizzata alla Commissione Europea, il Governo italiano ha ricordato come nel corso degli ultimi anni si sia prodigato per conseguire, da un lato, elevati avanzi primari in grado di permettere una graduale riduzione del rapporto debito/PIL e, dall'altro, implementare ambiziose riforme strutturali in grado di accelerare la crescita potenziale del Paese. In questo contesto, il Governo ha espresso pieno sostegno rispetto alla proposta della Commissione di utilizzare un margine di discrezionalità nella definizione dell'aggiustamento fiscale per il 2018. Il Governo ha, inoltre, ribadito come fosse necessario, anche a livello nazionale, garantire un equilibrio adeguato tra la necessità di irrobustire la ripresa in corso e l'esigenza di rafforzare la sostenibilità fiscale. Secondo il Governo, alla luce delle condizioni macroeconomiche prevalenti, l'aggiustamento fiscale di 0,6 punti percentuali di PIL previsto dai requisiti del Patto di Stabilità e Crescita avrebbe messo a repentaglio la ripresa economica e la coesione sociale. Pertanto, nella lettera in questione, il Governo ha ritenuto opportuno informare la Commissione che nel 2018

[27] Si veda la lettera del Ministro dell'Economia e delle Finanze ai Commissari Moscovici e Dombrovskis del 30 Maggio 2017 (http://www.mef.gov.it/inevidenza/documenti/Dombrovskis_30052017.pdf)

avrebbe ridotto il miglioramento del saldo strutturale a 0,3 punti percentuali di PIL. Tale aggiustamento avrebbe consentito di ridurre ulteriormente il disavanzo nominale e garantito un calo del rapporto debito/PIL. Sulla base di queste considerazioni, nell'opinione sul *Draft Budgetary Plan* dello scorso ottobre, la Commissione Europea ha sostanzialmente accettato l'approccio del Governo e ha richiesto che l'aggiustamento strutturale per il 2018 fosse di 0,3 punti percentuali di PIL. Rispetto a questo aggiustamento, la deviazione annua del saldo strutturale si ridurrebbe a 0,2 punti di PIL, mentre su base biennale si registrerebbe uno scostamento di 0,3 punti. Nel caso della regola di spesa la deviazione sarebbe pari a 0,3 punti di PIL sia su base annua sia sulla media dei due anni.

Per il 2019, il saldo strutturale a legislazione vigente si ridurrebbe di 0,6 punti percentuali di PIL, sostanzialmente in linea con l'aggiustamento richiesto in condizioni cicliche normali. Non si evidenzierebbero deviazioni rispetto all'aggiustamento richiesto su base annua mentre su base biennale si avrebbe uno scostamento di 0,2 punti di PIL. Sul fronte della regola della spesa, gli scostamenti sarebbero pari a circa 0,2 su base annua e 0,4 come media biennale. Tenendo in considerazione l'impatto delle politiche invariate, nel 2019 si avrebbe uno scostamento del saldo strutturale di 0,2 punti percentuali di PIL rispetto ai requisiti annuali e di 0,3 sulla media dei due anni. Sul fronte della regola di spesa, nel quadro a politiche invariate, la deviazione sarebbe pari a circa 0,4 punti percentuali su un anno e a 0,5 sulla media dei due anni.

La Tavole sottostanti forniscono informazioni più dettagliate sulla flessibilità accordata all'Italia e sulla convergenza all'MTO nello scenario tendenziale del presente Documento.

TAVOLA R.1 FLESSIBILITÀ ACCORDATA ALL'ITALIA NEL PATTO DI STABILITÀ

	2015	2016	2017	2018
Output gap DEF 2018 (% del PIL potenziale)	-4,3	-3,3	-2,2	-1,3
Condizioni cicliche	Eccezionalmente negative	Molto negative	Negative	Normali
Aggiustamento richiesto sulla base delle condizioni cicliche e del livello del debito (p.p. di PIL)	0,25	0,25	0,50	0,60
Flessibilità accordata (p.p. di PIL)	0,03	0,83	0,35	
di cui:				
per attivazione delle clausole di flessibilità				
per riforme strutturali		0,50		
per investimenti		0,21		
per attivazione delle clausole di eventi non usuali				
per rifugiati	0,03	0,06	0,16	
per costi di sicurezza		0,06		
per costi legati al terremoto			0,19	
Aggiustamento richiesto modificato per le clausole di flessibilità e di eventi non usuali (p.p. di PIL)	0,22	-0,58	0,15	0,60

TAVOLA R.2 DEVIAZIONI SIGNIFICATIVE					
				2019	
Convergenza del saldo strutturale verso l'MTO	2016	2017	2018	Legislazione Vigente	Politiche Invariate
Indebitamento netto	-2,5	-2,3	-1,6	-0,8	-1,0
Obiettivo di Medio Termine (MTO)	0,0	0,0	0,0	0,0	0,0
Saldo Strutturale	-0,9	-1,1	-1,0	-0,4	-0,6
Variazione annuale del saldo strutturale	-0,7	-0,2	0,1	0,6	0,4
Variazione richiesta del saldo strutturale	-0,6	0,2	0,6	0,6	0,6
Deviazione del saldo strutturale dalla variazione annuale richiesta (<0,5 pp)	-0,2	-0,4	-0,5	0,0	-0,2
Variazione media del saldo strutturale (su due anni)	-0,3	-0,5	-0,0	0,4	0,3
Variazione media richiesta	-0,3	-0,2	0,4	0,6	0,6
Deviazione del saldo strutturale dalla variazione media richiesta (<0,25 pp)	0,0	-0,3	-0,4	-0,2	-0,3
				2019	
Regola di spesa	2016	2017	2018	Legislazione Vigente	Politiche Invariate
Tasso di crescita dell'aggregato di spesa di riferimento (%, in termini nominali)	2,3	1,2	1,4	0,4	0,9
Benchmark modulato sulle condizioni cicliche prevalenti (in termini nominali) (%)	2,5	0,6	-0,2	0,0	0,0
Deviazione dell'aggregato di spesa dalla variazione annuale richiesta (<0,5%)	0,1	-0,2	-0,7	-0,2	-0,4
Deviazione dell'aggregato di spesa dalla variazione media richiesta su 2 anni (<0,25%)	0,3	-0,1	-0,5	-0,4	-0,5

FOCUS

Stima del prodotto potenziale e dell'*output gap*: una metodologia alternativa a quella concordata a livello europeo

L'*output gap*, ossia la distanza tra il livello del prodotto reale di un'economia e quello potenziale, espressa in percentuale di quest'ultima grandezza, è una variabile latente e di difficile derivazione. Tuttavia, l'output gap è cruciale, sia nell'ambito delle regole fiscali del Patto di Stabilità e Crescita dell'Unione Europea sia in ambito nazionale (Legge n. 243/2012), per la quantificazione del saldo di bilancio corretto per gli effetti del ciclo economico e per l'identificazione delle condizioni cicliche prevalenti sulla base della matrice della Commissione Europea che quantifica l'aggiustamento fiscale necessario ai fini della *compliance* con i requisiti del braccio preventivo del Patto di Stabilità e Crescita.

In ambito europeo, le metodologia di misurazione dell'*output gap* e del prodotto potenziale, comune ai 28 Paesi dell'Unione, si basa su una funzione di produzione di tipo Cobb-Douglas le cui specifiche tecniche vengono discusse e approvate dalla Commissione Europea e dall'*Output Gap Working Group* (OGWG), un gruppo di lavoro costituito ad hoc in seno al Comitato di Politica Economica (CPE) del Consiglio Europeo.

Nel corso degli ultimi anni, la metodologia EU della funzione di produzione è stata oggetto di numerose critiche che ne hanno evidenziato limitazioni quali, per esempio, l'eccessiva pro-ciclicità delle stime del prodotto potenziale e la scarsa plausibilità dei risultati dell'*output gap*, che inoltre si restringe troppo rapidamente dopo gli anni della crisi del 2009 e 2012.

Facendo seguito a numerose richieste di chiarimento pervenute da diverse delegazioni ministeriali, a settembre 2017 è stata avviata in seno all'OGWG una procedura per permettere agli Stati Membri di avanzare richieste di modifica della metodologia comune

che prendano in considerazione aspetti e problematiche specifiche dei Paesi richiedenti (*country-specific features*).

In tale contesto, l'Italia ha sottoposto all'attenzione dell'OGWG e della Commissione Europea due questioni. La prima riguarda la stima del tasso di crescita del trend della Produttività Totale dei Fattori (TFP) che, sulla base della metodologia di riferimento, risulta negativo ininterrottamente a partire dal 2003-2004 fino al 2018. La seconda concerne le stime del NAWRU (*Non-Accelerating Wage Rate of Unemployment*), le quali risultano procicliche alla fine del periodo di previsione e non ottimali da un punto di vista statistico.

Per quanto riguarda la stima della Produttività Totale dei Fattori (TFP), l'Italia ha presentato due proposte nell'ambito della procedura per le *country-specific features*. La prima riguarda la revisione dell'indicatore composito di capacità utilizzata (CUBS), impiegato per la scomposizione trend-ciclo della Produttività Totale dei Fattori. Tale indicatore attualmente è composto da tre diversi indici: l'indice di capacità utilizzata nel settore manifatturiero, l'indice di fiducia del settore delle costruzioni e l'indice di fiducia del settore dei servizi.

Quest'ultimo, nel caso italiano, presenta numerosi punti deboli, tra cui la sostanziale inaffidabilità del dato prima del 2003 (modesta copertura settoriale del campione) e un andamento generalmente poco correlato con l'attività reale del settore. Per tali motivi l'Italia ha chiesto originariamente di sostituire, per il calcolo dell'indice composito CUBS, l'indice di fiducia nei servizi con il dato della capacità utilizzata dei servizi, che però è disponibile solo a partire dal 2010.

La Commissione Europea si è detta favorevole all'introduzione dell'indice di capacità utilizzata dei servizi, ma ha richiesto di ricostruire all'indietro la serie per gli anni precedenti il 2010 utilizzando le informazioni dell'indice di fiducia dei servizi così da non perdere la rappresentatività dell'indicatore CUBS.

Tale ricostruzione retrospettiva, tuttavia, ha prodotto risultati controintuitivi, con valori della capacità utilizzata dei servizi per il 2007 (ultima espansione ciclica) inferiori a quelli del 2017. Poiché non si è giunti ad una soluzione di compromesso per la ricostruzione all'indietro dell'indice di capacità utilizzata nei servizi, l'Italia ha modificato la proposta iniziale. E' stato chiesto di continuare ad utilizzare la metodologia comune accorciando però il campione per la serie storica dell'indice di fiducia del settore dei servizi, considerando la serie solo a partire dal 2003.

L'Italia ha proposto, inoltre, di usare una metodologia 3-*step* (a differenza dell'attuale 2-*step*) per combinare gli indici sottostanti la costruzione del CUBS: dal 1985 al 1997 utilizzare solo la capacità utilizzata nel settore manifatturiero; dal 1998 al 2002 utilizzare la capacità utilizzata nel settore manifatturiero e l'indice di fiducia del settore costruzioni; dal 2003 in avanti combinare la capacità utilizzata nell'industria con gli indicatori di fiducia nei settori costruzioni e servizi. La proposta è stata accettata dall'OGWG e ratificata dal Comitato di Politica Economica e quindi verrà utilizzata dalla Commissione Europea per le stime ufficiali che verranno prodotte a partire dalle prossime *Spring Forecast* 2018.

La seconda proposta avanzata dall'Italia riguarda la possibilità di affiancare una misura di *labour hoarding* all'indice composito CUBS per la scomposizione trend-ciclo della TFP. L'Italia ha proposto di utilizzare come misura di *labour hoarding* un indicatore basato sulle ore di Cassa Integrazione Guadagni (CIG) Ordinaria e Straordinaria richieste dalle aziende, eliminando dalla serie le ore di CIG straordinaria utilizzate dalle aziende per bancarotta e altre motivazioni non direttamente collegabili al ciclo economico. Tale proposta non ha trovato però il consenso della Commissione Europea e degli altri Stati Membri, che hanno ritenuto l'indice di *labour hoarding* troppo soggetto a cambiamenti di *policy* e discrezionali in grado di alternarne le proprietà cicliche.

Per quanto riguarda il NAWRU, l'Italia ha proposto di avvalersi di una procedura sviluppata dal Dipartimento del Tesoro (c.d. *grid search*) per automatizzare il processo di inizializzazione delle varianze dei fattori latenti nel Kalman Filter utilizzato per la stima del

NAWRU. Tale algoritmo determina iterativamente i limiti inferiori e superiori da assegnare alle varianze delle innovazioni del trend, della *slope* e del ciclo attraverso una rigorosa scelta gerarchica dei parametri statistici che la stima deve soddisfare, permettendo di effettuare una scelta ottimale di tali valori e di ridurre al minimo gli elementi di discrezionalità. Con l'utilizzo di tale procedura automatica si ottengono stime del NAWRU italiano migliori in termini statistici e meno procicliche di quelle attualmente prodotte dalla Commissione Europea. La Commissione ha accordato tale modifica per la stima del prodotto potenziale per l'Italia. La procedura di *grid search* sarà utilizzata a partire dalle prossime *Spring Forecast* 2018 e sarà estesa anche agli altri Stati Membri presumibilmente a partire dalle *Autumn Forecast* 2018.

Un'ulteriore questione, non ancora sottoposta all'attenzione dell'OGWG ma su cui la Commissione ha promesso di intervenire, è emersa dopo la pubblicazione delle *Autumn Forecast* dello scorso novembre. Questa riguarda, in particolare, la stima del cosiddetto tasso di disoccupazione strutturale, ossia il valore di àncora di medio periodo a cui si fa convergere il NAWRU al periodo T+10. Tale valore è importante non solo per la costruzione delle proiezioni del prodotto potenziale nel medio periodo, ma è anche indispensabile per ottenere le stime del NAWRU a T+2.

Attualmente il valore di ancoraggio del NAWRU è calcolato con un modello panel che regredisce i valori del NAWRU ottenuto con il Kalman Filter per i Paesi dell'EU-15 (c.d. 'vecchi Stati Membri') su alcune variabili del mercato del lavoro considerate 'strutturali' (il tasso di sostituzione dei sussidi di disoccupazione, il cuneo fiscale nel mercato del lavoro, il grado di partecipazione sindacale, una variabile che misura il livello delle politiche attive sul mercato del lavoro) e su variabili macroeconomiche 'non strutturali' (la crescita della Produttività Totale dei Fattori, il tasso di interesse reale, una variabile di controllo dell'andamento ciclico del settore delle costruzioni).

Nel caso dell'Italia, il valore del tasso di disoccupazione strutturale àncora è aumentato di 1 punto percentuale dal 9 per cento stimato in occasione delle *Spring Forecast* della Commissione dello scorso maggio al 10 per cento delle *Autumn Forecast* di novembre.

Le cause di tale aumento sarebbero imputabili alla dinamica della variabile che misura il tasso di sostituzione dei sussidi di disoccupazione. La serie impiegata per l'Italia presenta un andamento irregolare che non riflette in modo appropriato la realtà del dato. In particolare, la crescita repentina registrata a partire dal 2015 nell'aggiornamento del dataset apportato nell'autunno del 2017, oltre ad apparire irrealistica, produce un effetto eccessivamente peggiorativo sul valore dell'àncora.

Vista l'irregolarità del dato in alcuni specifici punti della serie, la proposta avanzata dall'Italia suggerisce una correzione da inserire nel computo del valore dell'àncora: moltiplicare il coefficiente risultante dalla stima panel non per il valore del tasso di sostituzione dei sussidi di disoccupazione relativo all'ultimo anno (procedura europea), ma per una media calcolata sull'intero campione.

Questa procedura è analoga a quella già impiegata per le variabili ritenute 'non strutturali' e poiché interviene ex post rispetto alla stima del modello panel, la variazione proposta non comporterebbe nessun cambiamento per gli altri Stati Membri. Per l'Italia invece il valore dell'àncora nelle stime ufficiali della Commissione (*Autumn Forecast* 2017) passerebbe dal 10 per cento all'8,3 per cento.

Le proposte avanzate dall'Italia, se applicate congiuntamente, conducono a cambiamenti significativi nelle stime del prodotto potenziale. Nel presente riquadro di approfondimento si presentano i risultati in termini di *output gap* e saldo di bilancio strutturale derivanti dall'applicazione della metodologia alternativa del modello di stima del prodotto potenziale italiano, che incorpora sia le proposte ufficialmente accettate dalla Commissione Europea (applicazione della *grid search* per la scelta ottimale dei valori di inizializzazione delle varianze dei fattori latenti nella stima del NAWRU, utilizzo dell'indicatore di fiducia dei servizi solo a partire dal 2003 e costruzione del CUBS con la procedura 3-*steps*), sia la

modifica del valore di ancoraggio del NAWRU nel medio periodo che l'introduzione dell'indicatore di *labor hoarding* sopra esposto, per la scomposizione trend-ciclo della Produttività Totale dei Fattori in combinazione con la variabile di capacità utilizzata (CUBS) impiegata nella metodologia ufficiale.

La metodologia alternativa è stata applicata allo scenario macroeconomico tendenziale incluso nel presente Documento di Economia e Finanza, producendo stime significativamente differenti rispetto a quelle ottenibili utilizzando la metodologia concordata a livello europeo. In particolare, il trend della Produttività Totale dei Fattori ottenuto utilizzando come variabile esplicativa del ciclo una combinazione di ore di Cassa Integrazione Guadagni (pesata per 0,65) e la variabile di capacità utilizzata estratta dai dati di *survey* (pesata per 0,35) presenta un andamento economicamente più intuitivo se confrontato con il trend stimato con la metodologia europea. Il livello del prodotto potenziale è stabilmente più elevato su tutto l'orizzonte previsivo 2018-2021; anche se a fine periodo i tassi di crescita del PIL potenziale sono meno elevati nel caso del modello alternativo, nel periodo 2009-2016 si registrano solo due anni di crescita potenziale negativa, rispetto ai sei anni dello scenario tendenziale. Coerentemente, i valori di *output gap* sono significativamente più ampi nello scenario alternativo.

In dettaglio, l'*output gap* dell'Italia sarebbe pari, nel 2018, al -2,8 per cento del prodotto potenziale (vis-à-vis -1,3 dello scenario tendenziale del presente Documento), -2,1 per cento nel 2019 (vs. -0,6 per cento), -1,5 nel 2020 (vs. -0,2 per cento), e -1,0 nel 2021 (vs 0,2 per cento delle stime ufficiali). Come si può notare, con la specificazione alternativa del modello, il *gap* tra crescita reale e potenziale non si chiude alla fine dell'orizzonte previsivo, ma rimane in territorio negativo denotando il protrarsi di condizioni economiche inferiori alla norma, con conseguenze rilevanti sulla politica fiscale.

Infatti, in corrispondenza di tali valori dell'*output gap*, il saldo di bilancio strutturale sarebbe in sostanziale pareggio e all'MTO già dal 2017, migliorando lievemente nel 2018, per poi trasformarsi in un ampio surplus strutturale a partire dal 2020.

FIGURA R.1 MODELLO ALTERNATIVO: CRESCITA POTENZIALE E OUTPUT GAP


TASSO DI CRESCITA DEL POTENZIALE
1,0
0,8
0,6
0,4
0,2
0,0
-0,2
2015 2016 2017 2018 2019 2020 2021
Crescita potenziale (Tendenziale DEF18)
Crescita potenziale (Modello Alternativo)
OUTPUT GAP
1,0
0,0
-1,0
-2,0
-3,0
-4,0
-5,0
-6,0
2015 2016 2017 2018 2019 2020 2021
Output gap (Tendenziale DEF18)
Output gap (Modello Alternativo)

Fonte: Elaborazioni MEF.

TAVOLA R.1 IL MODELLO ALTERNATIVO: CRESCITA POTENZIALE E OUTPUT GAP

	Output gap		Saldo strutturale	
	DEF2018	Modello alternativo	DEF2018	Modello alternativo
2017	-2,2	-3,8	-1,1	-0,2
2018	-1,3	-2,8	-1,0	-0,1
2019	-0,6	-2,1	-0,4	0,4
2020	-0,2	-1,5	0,1	0,8
2021	0,2	-1,0	0,1	0,8

Fonte: Elaborazioni del MEF.

FOCUS

SPESE PER LA CLAUSOLA DEGLI EVENTI ECCEZIONALI

Migranti

A partire dalla seconda metà del 2017 si osserva un'inversione di tendenza nel numero di arrivi sulle coste italiane. Gli sbarchi nel primo semestre del 2017 sono aumentati del 18,7 per cento rispetto allo stesso periodo del 2016, mentre si sono ridotti del 67,7 per cento nel secondo semestre. Tale riduzione sembra caratterizzata dalle misure messe in atto nel Mediterraneo, tra cui l'attivazione di diversi *hotspot* per l'identificazione dei migranti in collaborazione con i funzionari di Easo, Frontex ed Europol, l'emanazione di un codice di condotta per le organizzazioni non governative (Ong)[28] e l'affiancamento delle navi italiane a quelle della guardia costiera libica[29]. L'andamento del primo trimestre 2018 conferma una riduzione degli sbarchi, che risultano oltre il 70 per cento in meno rispetto allo stesso periodo del 2017.

Nonostante il rallentamento dei flussi, le presenze nelle strutture hanno visto un andamento crescente, dalle 176 mila unità attestate a fine 2016 alle oltre 183 mila a fine 2017, con picchi fino a oltre 193 mila a settembre 2017 (cfr. Figura R.1). La maggior parte dei rifugiati è ospitata in strutture provvisorie, poiché i servizi convenzionali a livello centrale e locale hanno capienza limitata. Sono state emanate specifiche disposizioni normative per affiancare l'intervento emergenziale con procedure più snelle e rafforzare il sistema di seconda accoglienza volto all'integrazione[30].

Va ricordata la presenza di una quota significativa di minori non accompagnati (circa 25 mila nel 2016 e oltre 15 mila nel 2017) e di un numero di richiedenti asilo in crescita (123 mila persone nel 2016 e circa 130 mila nel 2017)[31]. Nel confronto con gli altri paesi europei, l'Italia risulta nel 2017 il secondo paese dopo la Germania per le prime richiese di asilo e per le richieste in sospeso[32].

In base ai dati consuntivati, la spesa per le operazioni di soccorso, assistenza sanitaria, accoglienza e istruzione è stimata, al netto dei contributi dell'UE, pari a 4,3 miliardi nel 2017 (0,25 per cento del PIL) – un valore leggermente superiore allo scenario di base annunciato nel Documento di Economia e Finanza lo scorso aprile e che verifica, quindi, la valutazione della flessibilità accordata ex-ante. Considerando una perdurante capacità nel

[28] http://www.interno.gov.it/sites/default/files/allegati/codice_condotta_ong.pdf

[29] Deliberazione del Presidente del Consiglio dei Ministri del 28 luglio 2017.

[30] Decreto legge 17 febbraio 2017, n. 13, recante 'Disposizioni urgenti per l'accelerazione dei procedimenti in materia di protezione internazionale, nonché per il contrasto dell'immigrazione illegale', convertito in Legge n. 46 del 2017; cd. 'Legge Zampa' n. 47 del 2017 recante misure di protezione dei minori stranieri non accompagnati; direttiva del Ministro dell'Interno dell'11 ottobre 2016 sul 'Piano Nazionale di ripartizione richiedenti asilo e rifugiati'; 'Piano nazionale d'integrazione dei titolari di protezione internazionale' del 26 settembre 2017.

[31] Fonte: Ministero dell'Interno.

[32] Eurostat - News releases - 20/03/2018 '650,000 first-time asylum seekers registered in 2017', cfr. http://ec.europa.eu/eurostat/documents/2995521/8754388/3-20032018-AP-EN.pdf/50c2b5a5-3e6a-4732-82d0-1caf244549e3.

frenare gli arrivi, la previsione di spesa da sostenere nel 2018 è compresa tra 4,6 e 5 miliardi che, anche al netto dei contributi dell'UE, determina un incremento tra lo 0,02 e lo 0,04 per cento del PIL rispetto alla spesa del 2017.

FIGURA R.1 MIGRANTI PRESENTI NELLE STRUTTURE DI ACCOGLIENZA. ANNI 2013-2018 (1)


220.000
200.000
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
-
820 Hotspot
119 Hotspot
453 Hotspot
22.118
35.499
20.975
76.683
19.715
137.218
23.822
148.502
24.741
138.503
25.657
2013
2014
2015
2016
2017
2018*
hot spot
totale
SPRAR
CARA/CDA E CPSA - centri di prima accoglienza
strutture temporanee

(1) Dati al 3 aprile 2018.
Legenda: CPSA: Centri di primo soccorso e accoglienza; CDA: Centri di accoglienza, CARA: Centri di accoglienza per richiedenti asilo; SPRAR: Sistema di protezione per richiedenti asilo e rifugiati per la gestione di progetti di accoglienza e integrazione a livello locale.
Fonte: Ministero dell'Interno.

TAVOLA R.1 STIMA DELLA SPESA SOSTENUTA PER LA CRISI MIGRANTI ANNI 2017-2018 (in milioni di euro e percentuali di PIL)

		Consuntivo 2017	Previsione 2018
In milioni di euro			
	Totale-scenario costante	4.363	4.648
	Totale-scenario di crescita		5.047
% sul totale			
	Soccorso in mare	*17,9*	*18,9*
	Accoglienza	*68,6*	*68,4*
	Sanità e istruzione	*13,5*	*12,7*
	Corrente	*94,1*	*92,0*
	Capitale	*5,9*	*8,0*
In milioni di euro			
	Contributi UE	77	80
	Totale al netto dei contributi UE - scenario costante	4.287	4.569
% del PIL			
	Totale netto UE- scenario costante	*0,25*	*0,26*
	Differenza rispetto a t-1 (*)	*0,04*	*0,02*
In milioni di euro			
	Totale al netto dei contributi UE - scenario di crescita		4.967
% del PIL			
	Totale netto UE- scenario di crescita		*0,28*
	Differenza rispetto a t-1 (*)		*0,04*

(*) Eventuali imprecisioni derivano da arrotondamenti.
Nota: Lo scenario di crescita 2018 prende in considerazione il calo osservato nei flussi e considera, rispetto allo scenario costante, una presa in carico di circa 500 minori non accompagnati aggiuntivi a un costo medio di 45 euro al giorno, di circa 31 mila persone aggiuntive nelle strutture di accoglienza governativa e temporanee a un costo medio di 32,5 euro al giorno e di circa 1.750 richiedenti asilo e rifugiati aggiuntivi nel sistema di protezione a un costo medio di 35 euro al giorno.
Fonte: Elaborazioni MEF-RGS.

TAVOLA R.2 IMPATTO SULL'INDEBITAMENTO NETTO ANNI 2017-2018 (in milioni di euro)

PER CATEGORIA FUNZIONALE	2017	2018 scenario costante	PER CATEGORIA ECONOMICA	2017	2018 scenario costante
1. Accoglienza e prima assistenza	2.815	3.078	1.Redditi da lavoro dipendente (D.1)	107	106
2. Trasporti (incluso operazioni di soccorso)	824	893	2.Consumi intermedi (P.2)	437	407
3. Assistenza sanitaria	280	280	3.Prestazioni sociali (D.62,D.63)	2.719	2.969
4. Costi amministrativi (incluso l'esame delle domande di asilo)	36	38	4.Contributi (D.3)		
5. Contributi alla Turchia (esclusi dal bilancio EU)	99	50	5.Investimenti fissi lordi (P.51)	258	370
6. Altri costi e misure (Istruzione)	310	310	6.Trasferimenti in conto capitale (D.9)		
7. Impatto sull'indebitamento netto (7) = Σ(1..6)	4.363	4.648	7.Altro	843	795
			8.Impatto sull'indebitamento netto (8)=Σ(1..7)	**4.363**	**4.648**
			9.Contributi UE	77	80
			10.Impatto sull'indebitamento, al netto dei contributi UE (10)=(8)-(9)	**4.287**	**4.569**
			11.Impatto totale sul disavanzo nominale al netto dei contributi UE (% del PIL)	*0,25*	*0,26*

Fonte: Elaborazioni MEF-RGS.

TAVOLA R.3 ULTERIORI INFORMAZIONI SPECIFICHE SUI COSTI ANNI 2017-2018

	2017	2018
Arrivi (numero totale di persone, inclusi i rifugiati in transito) (1)	119.310	6.660
Migranti presenti nelle strutture temporanee, nei CARA, nello SPRAR, negli *hotspot* (numero totale di persone) (1)	183.681	173.603
Richiedenti asilo (numero totale di persone) (2)	130.119	18.916
Totale richiedenti esaminati, indipendentemente dalla data di presentazione della richiesta (2)	81.527	23.023
Esiti positivi per rifugiati, protezione internazionale sussidiaria e umanitaria (numero totale di persone) (2)	33.873	8.854

(1) Dati aggiornati al 3 aprile 2018.
(2) Dati aggiornati al 31 marzo 2018.
Fonte: Ministero dell'Interno.

La diminuzione degli sbarchi non si riflette, infatti, in una proporzionale riduzione della permanenza di persone con necessità di accoglienza (circa 174 mila sono presenti nelle strutture a inizio aprile 2018), anche per i limitati esiti dei piani UE di ricollocamento[33]. In attesa che si concretizzi una politica europea comune, l'Italia continuerà quindi a sostenere un onere attorno allo 0,26 - 0,28 per cento del PIL per la gestione della frontiera esterna dell'Unione.

[33] Il piano di ricollocamento UE prevedeva un totale di 34.953 trasferimenti dall'Italia entro settembre 2017. Al 3 aprile 2018 sono stati trasferiti dall'Italia ad altri paesi dell'Unione Europea 12.583 richiedenti asilo (circa il 36 per cento del totale), cfr. https://ec.europa.eu/home-affairs/sites/homeaffairs/files/what-we-do/policies/european-agenda-migration/press-material/docs/state_of_play_-_relocation_en.pdf e Ministero dell'Interno.

Oltre alle spese che l'Italia affronta sul proprio territorio e nel Mar Mediterraneo, va ricordato lo sforzo aggiuntivo nel settore della cooperazione con i paesi africani prioritari per le rotte migratorie, tramite le risorse del cd. Fondo Africa istituito dalla Legge di Bilancio 2017 con una dotazione di 200 milioni e rifinanziato anche nel 2018 per 30 milioni.

Prevenzione del rischio sismico, del dissesto idrogeologico e messa in sicurezza delle scuole

I terremoti in Italia centrale del 2016 e 2017 hanno causato numerose vittime e ingenti danni agli edifici, alle strade e al patrimonio storico e artistico. Oltre alle spese per fronteggiare l'emergenza e la ricostruzione nelle zone colpite (che hanno carattere di una tantum), il Paese sta sostenendo un onere straordinario per superare le criticità del territorio e renderlo meno vulnerabile.

Le principali misure messe in campo comprendono apposite agevolazioni fiscali (prorogate fino al 2021)[34] e un rafforzato impegno per ridurre il dissesto idrogeologico[35] e per garantire l'adeguamento sismico e la messa in sicurezza delle scuole[36].

L'accelerazione degli interventi in questi settori ha determinato un onere per la finanza pubblica che, nel caso delle agevolazioni fiscali, sulla base delle più recenti detrazioni IRPEF per il recupero edilizio, si conferma nell'ordine di 2 miliardi nel 2017 (circa lo 0,12 per cento del PIL) e in previsione di circa 2,5 miliardi per il 2018 e circa 3 miliardi per il 2019[37].

Nel caso delle misure di attenuazione del rischio idrogeologico e di edilizia scolastica, il monitoraggio della spesa è reso difficile dalla sua diffusione tra vari livelli di governo e migliaia di enti a livello locale. Sono state pertanto intensificate le attività connesse allo sviluppo del Monitoraggio delle Opere Pubbliche (MOP) della Banca Dati delle Amministrazioni Pubbliche (BDAP) che tramite l'integrazione tra varie fonti, mira a divenire un unico punto di accesso a informazioni esaustive e standardizzate riguardanti tutte le opere pubbliche, secondo il set informativo già previsto per il monitoraggio dei fondi comunitari della Ragioneria Generale dello Stato.

L'analisi effettuata consente di individuare per il 2017 una spesa di contrasto al dissesto idrogeologico dell'ordine di 527,5 milioni (pari a circa lo 0,03 per cento del PIL). Tale stima rappresenta i pagamenti relativi a interventi associabili a finanziamenti nazionali contro il dissesto[38]; quelli effettuati direttamente dai Commissari speciali regionali[39] a tale scopo su apposite contabilità speciali (al netto dei giroconti a regioni, province e comuni) e quelli

[34] Legge di Bilancio 2017-2019 (art. 1, comma 2). Si prevede una detrazione pari al 50 per cento delle spese di manutenzione di edifici destinati a residenza primaria, abitazioni secondarie, condomini e attività produttive nelle aree a rischio sismico (estese fino a includere la zona 3). L'agevolazione è utilizzabile dal 1 gennaio 2017 al 31 dicembre 2021 per un ammontare massimo di spesa di 96 mila euro l'anno per ogni unità immobiliare, da suddividere in cinque quote annuali di pari importo a partire dall'anno in cui si sono sostenute le spese (invece degli ordinari dieci anni). Inoltre, se il risultato degli interventi è una riduzione del rischio sismico con il passaggio a una classe di rischio più basso, la detrazione spetta nella misura del 70 per cento (75 per cento nel caso di parti comuni condominiali), e con il passaggio a due classi di rischio più basso spetta nella misura dell'80 per cento (85 per cento nel caso di parti comuni condominiali).

[35] Per la prima volta nel 2017 l'Italia si è dotata di un 'Piano nazionale di opere e interventi di riduzione del rischio idrogeologico', cfr. http://italiasicura.governo.it/site/home/dissesto/piano.html.

[36] Una rassegna delle risorse e degli interventi per l'edilizia scolastica è riportata in 'Fare scuola L'impegno del Governo per il miglioramento del patrimonio scolastico in Italia', a cura della Struttura di Missione per l'edilizia scolastica e del Ministero dell'Istruzione, dell'Università e della Ricerca, cfr. http://italiasicura.governo.it/site/home/news/articolo2298.html.

[37] Stima basata sulle dichiarazioni dei redditi presentate dai contribuenti nel 2017 (UNICO 2016); include specifici interventi anti-sismici e circa il 30 per cento della spesa per adeguamento, riqualificazione energetica e ristrutturazioni attribuibile alla messa in sicurezza degli edifici.

[38] Interventi classificati come attività di 'Difesa del suolo' e per la realizzazione di 'Altre strutture/infrastrutture per la protezione, valorizzazione e fruizione ambientale'.

[39] I Commissari speciali sono stati istituiti mediante D.L. n. 91 del 24 giugno 2014 recante 'Disposizioni urgenti per il settore agricolo, la tutela ambientale e l'efficientamento energetico dell'edilizia scolastica e universitaria, il rilancio e lo sviluppo delle imprese, il contenimento dei costi gravanti sulle tariffe elettriche, nonché per la definizione immediata di adempimenti derivanti dalla normativa europea' convertito con modifiche nella Legge n. 116 del 11 agosto 2014.

relativi a interventi gestiti direttamente dal Ministero delle Infrastrutture e dei Trasporti per fondi a favore dei provveditorati interregionali alle opere pubbliche[40] e dal Ministero delle Politiche Agricole Alimentari e Forestali per opere affidate a consorzi di bonifica ed enti irrigui.

La spesa per interventi di edilizia scolastica nel 2017 si attesta, invece, attorno a 604,9 milioni (pari a circa lo 0,04 per cento del PIL). Tale stima comprende i pagamenti effettuati dal Ministero dell'Istruzione, dell'Università e della Ricerca agli enti locali a fronte degli stati di avanzamento dei lavori e una quota di circa il 20 per cento gravante direttamente sugli enti stessi; la spesa realizzata da comuni, province e città metropolitane grazie alla flessibilità sui vincoli di bilancio nell'ambito dell'operazione '#Sbloccascuole'[41]; nonché i pagamenti relativi allo specifico programma di interventi finalizzati alla prevenzione e riduzione della vulnerabilità degli edifici scolastici gestito dal Ministero delle Infrastrutture e dei Trasporti. Si tratta prevalentemente di spesa attribuibile a interventi di adeguamento sismico e sicurezza poiché finanziati da linee attivate prioritariamente per tali finalità; in particolare, i mutui pluriennali a totale carico dello Stato, stipulati dalle regioni con Cassa Depositi e Prestiti S.p.a. (CDP), utilizzando provviste della Banca Europea per gli Investimenti (BEI)[42]; il Fondo Protezione Civile[43]; la politica di coesione co-finanziata dai fondi strutturali europei[44] e il Fondo per il finanziamento degli investimenti e lo sviluppo infrastrutturale del Paese[45]. A queste linee di finanziamento si aggiungono quelle per i nuovi edifici scolastici in corso di realizzazione, con risorse messe a disposizione dall'INAIL per la costruzione di scuole innovative da un punto di vista architettonico, dell'impiantistica, della tecnologia, dell'efficienza energetica, della sicurezza antisismica e strutturale[46].

III.3 IMPATTO FINANZIARIO DELLE MISURE DEL PROGRAMMA NAZIONALE DI RIFORMA

Le griglie allegate al Programma Nazionale di Riforma sono suddivise e pubblicate in dieci aree di *policy*[47]. Esse contengono sia gli aggiornamenti di misure varate negli anni precedenti, sia nuove misure d'intervento emerse nel corso dell'esame dei provvedimenti che hanno completato l'iter parlamentare da aprile 2017 a marzo 2018.

[40] D.L. n. 133/2014 'Sblocca Italia', art. 3, comma 3, avente ad oggetto risorse in favore dei Provveditorati interregionali alle opere pubbliche del Ministero delle Infrastrutture e dei Trasporti per interventi di completamento di beni immobiliari demaniali di loro competenza.

[41] Legge di Stabilità 2016 (proroga in Leggi di Bilancio 2017 e 2018) che prevede l'esclusione dal saldo di bilancio delle spese sostenute dagli enti locali per interventi di edilizia scolastica effettuati utilizzando l'avanzo di amministrazione o attraverso la contrazione di mutui per la messa in sicurezza e riqualificazione.

[42] È assegnata priorità agli interventi che, oltre a presentare uno stato di progettazione avanzata, siano finalizzati a garantire la sicurezza antisismica e a conseguire le certificazioni di legge, con attenzione specifica per le scuole superiori.

[43] Il Fondo Protezione Civile è stato istituito presso la Presidenza del Consiglio dei Ministri ai sensi dell'art. 32 bis del D.L. n. 269 del 30 settembre 2003.

[44] Risorse dei Programmi operativi a scala nazionale (PON) o regionale (POR) nell'ambito della politica di coesione per interventi di riqualificazione degli edifici scolastici, prioritariamente finalizzati all'adeguamento sismico e alla messa in sicurezza degli edifici scolastici. Sono ammesse inoltre opere di riqualificazione volte all'ottenimento dell'agibilità e alla bonifica dell'amianto e di altri agenti nocivi.

[45] Il Fondo per il finanziamento degli investimenti e lo sviluppo infrastrutturale del Paese è stato istituito dalla Legge di Bilancio 2017 (art. 1, comma 140), e rifinanziato con la Legge di Bilancio 2018 (art. 1, comma 1072) per interventi di edilizia scolastica, con priorità agli interventi relativi all'adeguamento sismico e alla sicurezza strutturale dei solai.

[46] L'iniziativa, sostenuta dal canone MIUR e avviata nel 2015 (art. 1, commi 153 e seguenti, della Legge n. 107/2015), è stata rinnovata con la Legge di Bilancio 2017 (art. 1, comma 85) e con la Legge di Bilancio 2018 (art. 1, commi 677 e 678).

[47] Le griglie e la relativa 'Guida alla lettura delle griglie' saranno disponibili on line nella sezione del DEF 2018 'PNR- I provvedimenti organizzati per area di intervento (griglie).

Nelle griglie, le misure sono analiticamente descritte in termini normativi e finanziari[48]. Gli effetti finanziari sono valutati in termini di maggiori/minori entrate e maggiori/minori spese sia per il bilancio dello Stato, sia per la Pubblica Amministrazione (PA) e quantificati con riferimento ai relativi saldi. La quantificazione degli impatti delle misure delle griglie, ad eccezione di alcuni casi, mette in luce 'costi' e 'benefici' delle misure per la finanza pubblica, prescindendo dalle coperture reperite in ogni provvedimento. L'impatto sul saldo del bilancio dello Stato (saldo netto da finanziare)[49] è riportato, per ciascuna area, nella seguente Tavola, in cui sono inserite tutte le disposizioni che hanno effetto in termini di finanza pubblica relative al periodo di osservazione. Tra queste sono comprese anche quelle la cui copertura è stata disposta tramite rimodulazione di assegnazioni a fondi precedentemente costituiti o per le quali sono state modificate le autorizzazioni alla spesa. In particolare, per il quadriennio 2017 - 2020, i più significativi aggiornamenti[50], dal punto di vista finanziario, risultano:

- minori spese per circa 13,8 miliardi per il bilancio dello Stato. Tra le misure più rilevanti si segnala il contrasto alle compensazioni indebite introdotto dal D. L. n. 50/2017-art. 3-area 'Spesa pubblica e tassazione';
- minori entrate per circa 54,2 miliardi nel periodo in esame. Le misure che danno origine ai minori introiti per il bilancio dello Stato afferiscono prevalentemente all'area 'Spesa pubblica e tassazione' e si riferiscono, tra l'altro, alla sterilizzazione parziale per gli aumenti delle aliquote IVA, al differimento dell'entrata in vigore del regime IRI (che ha effetti significativi anche in termini di entrate) e al contributo dello Stato alla finanza pubblica delle regioni a statuto ordinario;
- maggiori entrate per circa 48,2 miliardi, riconducibili, oltre al differimento dell'entrata in vigore del regime IRI, alle disposizione in materia di giochi ed agli effetti delle disposizioni sulla tassazione uniforme dei redditi derivanti da partecipazioni qualificate realizzate da persone fisiche, al di fuori dell'esercizio d'attività di impresa (imposta sostitutiva), effetti comunque parzialmente compensati dalle minori entrate in termini di IRPEF;
- maggiori spese per circa 51,1 miliardi afferenti a varie misure, tra cui si segnalano varie disposizioni dell'area 'Lavoro e Pensioni'. In particolare, gli oneri per i rinnovi contrattuali del personale delle amministrazioni statali, la norma che rende strutturale l'incentivo alle imprese per l'assunzione di under 30 con contratto di lavoro subordinato a tempo indeterminato a tutele crescenti e l'incremento del Fondo per la lotta alla povertà e all'esclusione sociale. Tali disposizioni rispondono anche alla Raccomandazione UE n. 4/2017 relativa al 'lavoro e povertà'.

[48] Cfr. 'Guida alla lettura delle griglie', ibidem.

[49] Tale scelta è dovuta principalmente alla rilevanza delle Amministrazioni centrali nella definizione e implementazione delle misure. Per analizzare gli impatti in termini di indebitamento netto, si consulti la colonna 'Impatto sul bilancio pubblico' per ciascuna area di *policy* presente nelle 10 griglie associate alla sezione del DEF 2018, PNR- I provvedimenti organizzati per area di intervento (griglie).

[50] Si ricorda che nelle misure delle griglie sono esclusi i contributi alla finanza pubblica degli enti territoriali, sia perché maggiormente rispondenti al conseguimento di obiettivi di saldo piuttosto che ad azioni di riforma, sia perché, in termini di saldo netto da finanziare, andrebbero riportati come 'maggiori entrate'.

TAVOLA III.7A: IMPATTO FINANZIARIO DELLE MISURE NELLE GRIGLIE DEL PNR (in milioni di euro)	2017	2018	2019	2020
Efficienza amministrativa				
Maggiori entrate	309	398	175	178
Maggiori spese	90	310	416	325
Minori entrate	0	0	14	8
Minori spese	11	35	32	34
Energia ed Ambiente				
Maggiori entrate	1	163	619	9
Maggiori spese	31	66	93	122
Minori entrate	0	237	1.275	1.003
Minori spese	0	1	95	1
Federalismo				
Maggiori entrate	81	139	139	139
Maggiori spese	21	337	11	11
Minori entrate	0	2	2	2
Minori spese	70	100	100	100
Infrastrutture e sviluppo				
Maggiori entrate	1	163	131	77
Maggiori spese	1.496	2.851	3.621	3.160
Minori entrate	112	146	66	78
Minori spese	0	10	10	43
Innovazione e Capitale umano				
Maggiori entrate	0	1.304	81	331
Maggiori spese	56	328	659	707
Minori entrate	1	1	0	0
Minori spese	0	12	7	7
Lavoro e pensioni				
Maggiori entrate	4	17	209	441
Maggiori spese	391	4.103	5.861	6.779
Minori entrate	0	86	694	1.040
Minori spese	0	60	103	112
Mercato dei prodotti e concorrenza				
Maggiori entrate	0	10	8	8
Maggiori spese	0	22	22	21
Minori entrate	0	0	0	0
Minori spese	0	0	0	0
Sistema finanziario				
Maggiori entrate	0	0	2	2
Maggiori spese	0	325	25	25
Minori entrate	0	0	7	4
Minori spese	0	0	0	0
Sostegno alle imprese				
Maggiori entrate	52	142	176	176
Maggiori spese	991	1.492	568	526
Minori entrate	0	21	557	1.047
Minori spese	143	89	111	111
Spesa Pubblica e tassazione				
Maggiori entrate	2.288	16.617	13.521	10.130
Maggiori spese	1.302	5.548	4.954	3.453
Minori entrate	0	26.847	14.877	5.953
Minori spese	1.743	3.994	3.367	3.268

1) Gli effetti della L. n. 205/2017 (Bilancio di previsione dello Stato per l'anno finanziario 2018 e bilancio pluriennale per il triennio 2018-2020) in termini di maggiori/minori entrate e maggiori/minori uscite si riferiscono solamente alla Sezione I 'Misure quantitative per la realizzazione degli obiettivi programmatici'.
Fonte: Elaborazioni RGS su dati degli allegati 3, delle relazioni tecniche e delle informazioni riportate in documenti ufficiali. Sono escluse le risorse dei programmi di azione e coesione e dei vari fondi destinati agli interventi a carattere europeo.

Per ulteriore chiarezza, nella Tavola seguente sono riportati gli effetti complessivi della Legge di Bilancio 2018 sia in termini di saldo netto da finanziare sia di indebitamento netto, al lordo delle coperture finanziarie. Un segno positivo di ciascun saldo è da intendere come migliorativo per la finanza pubblica.

TAVOLA III.7B: IMPATTO FINANZIARIO DELLA LEGGE DI BILANCIO 2018 (in milioni di euro)

	Saldo netto da finanziare			Indebitamento netto		
	2018	2019	2020	2018	2019	2020
MANOVRA SEZIONE I						
Totale entrate	-11.750	-4.955	2.241	-9.191	-4.341	2.272
Totale spese	4.341	8.493	9.907	4.701	6.899	7.643
TOTALE GENERALE MANOVRA SEZIONE I	-16.092	-13.448	-7.666	-13.892	-11.240	-5.372
MANOVRA SEZIONE II						
Totale rifinanziamenti	1.767	1.947	1.523	1.299	1.468	392
Spesa parte corrente	1.476	1.736	448	1.418	1.610	337
Spesa conto capitale	291	210	1.075	287	207	82
Entrate tributarie/correnti				406	350	28
Totale riprogrammazioni	-50	2.400	50	-1.850	100	-1.950
Spesa parte corrente						
Spesa conto capitale	-50	2.400	50	-1.850	100	-1.950
Totale definanziamenti	-3.015	-1.621	-1.658	-2.484	-1.302	-1.326
Spesa parte corrente	-2.195	-1.406	-1.402	-1.806	-1.066	-1.062
Spesa conto capitale	-819	-215	-256	-687	-246	-273
Entrate tributarie/correnti				-10	-10	-9
Totale incrementi	7	2	2	7	2	2
Spesa parte corrente	4	2	2	4	2	2
Spesa conto capitale	2	0	0	2	0	0
Totale decrementi	-6	0	0	-6	0	0
Spesa parte corrente	-4	0	0	-4	0	0
Spesa conto capitale	-2	0	0	-2	0	0
TOTALE GENERALE MANOVRA SEZIONE II	1.298	-2.728	82	3.035	-268	2.882
TOTALE GENERALE LEGGE DI BILANCIO (MANOVRA SEZIONE I + SEZIONE II)	-14.794	-16.175	-7.584	-10.857	-11.508	-2.489

Nota: Eventuali imprecisioni derivano da arrotondamenti.

III.4 EVOLUZIONE DEL RAPPORTO DEBITO/PIL

I dati degli ultimi anni delineano un quadro di sostanziale stabilizzazione del rapporto debito/PIL. Nel biennio 2015-2016 tale rapporto si è attestato su un valore medio inferiore al 132,0 per cento. Le lievi revisioni statistiche effettuate a marzo dall'ISTAT[51] sulla crescita nominale del PIL per gli anni 2015-2016, infatti, non hanno dato luogo a variazioni del rapporto in questione, confermato al 131,5 per cento per il 2015 e al 132,0 per cento per il 2016.

Nel 2017, il rapporto debito/PIL si riduce di 0,2 punti percentuali rispetto al 2016. Il dato preliminare del 2017 pari a 131,8 per cento, pur risultando superiore all'obiettivo del 131,6 per cento indicato nella Nota di Aggiornamento del Documento di Economia e Finanza 2017 (NADEF 2017), rappresenta in ogni caso la seconda riduzione dopo quella che si è verificata nel 2015.

La stima risente, tuttavia, dell'impatto degli interventi straordinari sul settore bancario, quantificabili complessivamente in circa un punto percentuale di PIL[52].

[51] Si veda il Comunicato ISTAT del 4 aprile 2018 'Conto trimestrale delle amministrazioni pubbliche, reddito e risparmio delle famiglie e profitti delle società'.

[52] La recente riclassificazione a debito delle passività delle liquidazioni delle due banche venete operata dall'ISTAT, pari a circa 6,4 miliardi (effetto indiretto), segue le indicazioni metodologiche fornite da Eurostat il 3

La crescita nominale del PIL è stata confermata al 2,1 per cento, in linea con le previsioni dello scorso autunno. La divergenza del rapporto debito/PIL rispetto all'obiettivo va pertanto imputata alla dinamica dello stock di debito delle Amministrazioni pubbliche, che ha mostrato un aumento del 2,0 per cento, più elevato rispetto all'1,8 per cento atteso lo scorso autunno. La crescita del debito, al netto della recente riclassificazione delle passività relative alle banche venete non considerata a settembre scorso, si è mostrata tuttavia in linea con le attese (+1,7 per cento), compensando in parte tale impatto.

La riduzione del rapporto debito/PIL è stata conseguita nonostante non vi siano stati proventi da privatizzazioni, a fronte di un obiettivo dello 0,2 per cento del PIL indicato nella NADEF 2017 e nel DPB 2018. Inoltre, si è verificato un aumento del fabbisogno del settore pubblico rispetto al 2016, che ha raggiunto il 2,9 per cento del PIL[53], attribuibile agli interventi sul settore bancario per circa 0,6 per cento del PIL.

Un altro fattore rilevante per il calo del debito è stata la riduzione delle disponibilità liquide del Tesoro il cui saldo è diminuito di quasi 14 miliardi tra la fine del 2016 e quella del 2017. La scelta del Tesoro di ridurre significativamente tale giacenza di liquidità, anche riducendo il ritmo delle emissioni di titoli di Stato e ponendo in essere diverse operazioni di riacquisto del debito proprio mediante l'utilizzo di tale liquidità, è stata dettata in primo luogo dall'esigenza di riportare la consistenza delle disponibilità liquide ad un livello coerente con la dimensione ed il profilo delle scadenze di titoli di Stato nel 2018, anno in cui queste ultime saranno di oltre 30 miliardi inferiori a quelle del 2017 con un profilo molto uniforme tra i mesi. Inoltre, a spingere verso una riduzione dei saldi di liquidità è stato il costo crescente dovuto alla situazione di tassi d'interesse a breve termine ampiamente negativi.

Guardando alle determinanti del debito si nota come la riduzione del rapporto debito/PIL nel 2017 abbia luogo proprio nello stesso anno in cui l'effetto *snow-ball* è superato dall'avanzo primario.

Nel 2018, la previsione del rapporto debito/PIL è pari al 130,8 per cento, confermando quindi l'inversione di tendenza attesa nella NADEF 2017 e nel DPB 2018, con una riduzione di circa un punto percentuale rispetto al 2017. La revisione al rialzo (+0,8 punti percentuali) del rapporto debito/PIL rispetto alle previsioni risente in parte del più alto livello cui lo stesso rapporto si è attestato nel 2017, per circa 0,4 punti percentuali, in parte della minore crescita del PIL nominale, per circa 0,3 punti percentuali, ed in parte ad altri fattori diversi dal fabbisogno del settore pubblico, il quale è invece atteso migliorare di circa 0,1 punti percentuali rispetto alle previsioni precedenti. Tra questi fattori vi è la giacenza di liquidità che si prevede di aumentare per tenere conto del più elevato volume di scadenze di titoli di Stato del 2019. La nuova previsione continua a basarsi sull'ipotesi di realizzazione di proventi da privatizzazioni pari allo 0,3 per cento del PIL, in linea con quanto indicato nella NADEF 2017.

aprile circa la registrazione delle operazioni condotte ai sensi del D.L. n. 99 del 25 giugno 2017. Va invece ricordato che la restante parte dell'impatto sul debito derivante dal decreto sopra menzionato, pari a circa 4,8 miliardi, avendo avuto natura di cassa, con effetti diretti quindi sul fabbisogno dello Stato dello scorso anno, era già contabilizzata nelle precedenti previsioni del debito di fine 2017. Per arrivare all'1,0 per cento di PIL vanno aggiunti gli esborsi di cassa effettuati nel corso del 2017 a favore dalla banca Monte dei Paschi di Siena.

[53] Fonte: Ragioneria generale dello Stato.

FIGURA III.1: DETERMINANTI DEL DEBITO PUBBLICO (in percentuale di PIL)


6,0
4,0
2,0
0,0
-2,0
-4,0
-6,0
-8,0
2016
2017
2018
2019
2020
2021
Aggiustamento Stock - Flussi (SFA)
componente inflazione
Saldo Primario (+=disavanzo)
componente tasso di crescita reale
componente spesa per interessi
Variazione rispetto all'anno precedente

Fonte: Dal 2018, previsioni tendenziali a legislazione vigente del DEF.

Nel 2018, l'avanzo primario migliora, l'effetto *snow-ball* risulta lievemente negativo, essendo la crescita nominale superiore al costo medio del debito, e contribuisce alla riduzione del rapporto debito/PIL. Tuttavia, la riduzione del rapporto debito/PIL è più contenuta a causa di una componente stock-flussi pari a circa la metà dell'avanzo primario.

La riduzione del rapporto debito/PIL continuerà anche nel 2019, con un valore pari al 128,0 per cento, per via principalmente di un netto calo previsto del fabbisogno del settore pubblico (per circa 1,1 punti percentuali del PIL rispetto al 2018) e di un aumento del PIL nominale del 3,2 per cento. La riduzione del livello del debito deriverà inoltre dall'ulteriore riduzione nelle disponibilità liquide del Tesoro per oltre lo 0,1 per cento del PIL e dagli introiti previsti da privatizzazione e da altri proventi finanziari, in linea con quanto ipotizzato nella NADEF 2017. D'altra parte nel 2019, l'aggiustamento stock-flussi si dimezza rispetto al 2018, mentre l'avanzo primario è previsto in miglioramento di circa lo 0,7 per cento del PIL; inoltre, l'effetto *snow-ball* è atteso contribuire alla riduzione per circa lo 0,6 per cento del PIL, grazie alla crescita del PIL nominale e alla sostanziale stabilizzazione degli interessi.

Nel 2020 si stima che il rapporto debito/PIL si attesterà al 124,7 per cento. Il miglioramento significativo rispetto al 2019 (circa 3,3 punti percentuali) è dovuto a parità di altri fattori, alla riduzione del fabbisogno del settore pubblico di circa 0,8 punti percentuali del PIL[54] e alla crescita nominale del 3,1 per cento. D'altra parte, nel 2020 l'effetto *snow-ball* continua ad essere negativo; mentre la componente stock flussi è attesa stabilizzarsi continua a salire, invece, il livello dell'avanzo primario, previsto al 3,4 per cento del PIL.

[54] Per un maggior dettaglio sulle previsioni del conto del settore pubblico si veda la Sezione II del DEF.

Nel 2021, ultimo anno di previsione, è attesa un'ulteriore discesa del rapporto debito/PIL, che si attesterà al 122,0 per cento, risultando 2,7 punti percentuali inferiore rispetto al 2020. La discesa sarà leggermente più lenta dell'anno precedente, a causa di una riduzione meno marcata del fabbisogno (per circa 0,2 punti percentuali del PIL) e di una contestuale minore crescita nominale (che non dovrebbe superare il 2,7 per cento). La minore riduzione del rapporto debito/PIL rispetto all'anno precedente è spiegata sia da una risalita dell'effetto *snow-ball* che torna ad essere positivo, a causa dell'incremento del costo medio del debito a seguito di un periodo prolungato di tassi di interesse in salita, sia dalla crescita nominale più bassa rispetto al 2020. Tali dinamiche si affiancano a una ulteriore crescita dell'avanzo primario, ma di intensità più modesta rispetto al 2020.

Al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM, il dato di consuntivo 2017 del rapporto debito/PIL è stato pari al 128,4 per cento del PIL e si stima che scenderà al 119,0 per cento del PIL nel 2021.

TAVOLA III.8: DETERMINANTI DEL DEBITO PUBBLICO (in percentuale del PIL) (1)

	2017	2018	2019	2020	2021
Livello (al lordo sostegni) (2)	131,8	130,8	128,0	124,7	122,0
Variazioni rispetto all'anno precedente	-0,2	-1,0	-2,8	-3,3	-2,7
Fattori che determinano le variazioni del debito pubblico:					
Avanzo primario (competenza economica)	-1,5	-1,9	-2,7	-3,4	-3,7
Effetto *snow-ball*	1,1	-0,1	-0,6	-0,3	0,3
di cui: Interessi (competenza economica)	*3,8*	*3,5*	*3,5*	*3,5*	*3,5*
Aggiustamento *stock*-flussi	0,2	1,1	0,5	0,5	0,7
di cui: Differenza tra cassa e competenza	*0,1*	*0,8*	*0,6*	*0,5*	*0,5*
Accumulazione netta di asset finanziari (3)	*1,2*	*0,2*	*0,1*	*0,1*	*0,3*
di cui: Introiti da privatizzazioni	*0,0*	*-0,3*	*-0,3*	*-0,3*	*0,0*
Effetti di valutazione del debito	*-0,4*	*0,0*	*0,0*	*0,1*	*0,0*
Altro (4)	*-0,7*	*0,1*	*-0,3*	*-0,2*	*-0,1*
p. m. : Tasso di interesse implicito sul debito	3,0	2,8	2,7	2,8	2,9

1) Eventuali imprecisioni derivano dagli arrotondamenti.
2) Al lordo delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 13 aprile 2018). Le stime tendenziali scontano la mancata realizzazione di proventi da privatizzazioni e altri proventi finanziari nel 2017. Le stime considerano per il periodo 2018-2020 proventi da privatizzazioni e altri proventi finanziari pari allo 0,3 per cento del PIL annuo. Inoltre si ipotizza un aumento delle giacenze di liquidità del MEF per circa lo 0,3 per cento del PIL nel 2018 e una riduzione per oltre lo 0,1 per cento del PIL nel 2019 e negli anni successivi. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente Documento.
3) Include gli effetti dei contributi per GLF e programma ESM.
4) La voce altro, residuale rispetto alle precedenti, comprende: variazioni delle disponibilità liquide del MEF; discrepanze statistiche; riclassificazioni Eurostat; contributi a sostegno dell'Area Euro previsti dal programma EFSF.

TAVOLA III.9: DEBITO DELLE AMMINISTRAZIONI PUBBLICHE PER SOTTOSETTORE (1) (in milioni e in percentuale del PIL)

	2017	2018	2019	2020	2021
Livello al lordo dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.263.056	2.310.815	2.333.381	2.342.592	2.353.076
in % PIL	*131,8*	*130,8*	*128,0*	*124,7*	*122,0*
Amministrazioni centrali (3)	2.184.998	2.235.309	2.260.533	2.272.257	2.285.230
Amministrazioni locali (3)	128.222	125.669	123.010	120.497	118.008
Enti di previdenza e assistenza (3)	134	134	134	134	134
Impatto dei sostegni in % PIL (4)	*3,4*	*3,3*	*3,2*	*3,1*	*3,0*
Livello al netto dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.204.825	2.252.583	2.275.150	2.284.494	2.295.371
in % PIL	*128,4*	*127,5*	*124,8*	*121,6*	*119,0*
Amministrazioni centrali (3)	2.126.767	2.177.077	2.202.302	2.214.159	2.227.525
Amministrazioni locali (3)	128.222	125.669	123.010	120.497	118.008
Enti di previdenza e assistenza (3)	134	134	134	134	134

1) Eventuali imprecisioni derivano dagli arrotondamenti.
2) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 13 aprile 2018). Le stime tendenziali scontano la mancata realizzazione di proventi da privatizzazioni e altri proventi finanziari nel 2017. Le stime considerano per il periodo 2018-2020 proventi da privatizzazioni e altri proventi finanziari pari allo 0,3 per cento del PIL annuo. Inoltre si ipotizza un aumento delle giacenze di liquidità del MEF per circa lo 0,3 per cento del PIL nel 2018 e una riduzione per oltre lo 0,1 per cento del PIL nel 2019 e negli anni successivi. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente Documento.
3) Al lordo delle passività nei confronti degli altri sotto-settori.
4) Include gli effetti del contributo italiano a sostegno dell'Area Euro: contributi programma *Greek Loan Facility* (GLF), EFSF e ESM.

FIGURA III.2: EVOLUZIONE DEL RAPPORTO DEBITO/PIL (al lordo e al netto dei sostegni ai Paesi Euro)


Var. del rapporto Debito/PIL (asse dx)
Debito/PIL (al lordo)
Debito/PIL (al netto)
% sul PIL
p.p di PIL
140
135
130
125
120
115
110
105
100
12
10
8
6
4
2
0
-2
-4
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Fonte: ISTAT e Banca d'Italia. Dal 2018, previsioni tendenziali a legislazione vigente del DEF.

III.5 LA REGOLA DEL DEBITO E GLI ALTRI FATTORI RILEVANTI

La regola del debito è stata introdotta nell'ordinamento europeo dal *Six Pack* e recepita a livello nazionale con la legge di attuazione del principio dell'equilibrio di bilancio in Costituzione (L. n. 243/2012).

La regola prevede che, per assicurare la riduzione ad un ritmo adeguato del rapporto debito/PIL verso la soglia del 60 per cento, almeno uno dei seguenti criteri venga rispettato:

- la parte di debito in eccesso rispetto al valore di riferimento del 60 per cento del PIL deve essere ridotta in media di 1/20 nel corso dei tre anni antecedenti quello in corso (criterio di tipo *backward looking*);
- l'eccesso di debito rispetto al primo benchmark sia attribuibile al ciclo economico, utilizzando il rapporto debito/PIL che si sarebbe ottenuto nei precedenti tre anni se il numeratore fosse corretto per l'impatto del ciclo economico e il PIL nominale al denominatore fosse cresciuto allo stesso ritmo del prodotto potenziale più la variazione del deflatore;
- la correzione intervenga nei due anni successivi a quello di riferimento (criterio di tipo *forward looking*).

Sulla base dello scenario tendenziale a legislazione vigente del presente DEF e con riferimento alla verifica della convergenza del rapporto debito/PIL verso il benchmark *forward looking*, che risultata essere sempre il più favorevole tra i tre descritti sopra, si segnala un *gap* rispetto al livello richiesto dalla regola nel 2017 (sulla base delle previsioni del 2019) che risulterebbe pari a 3,4 per cento del PIL.

Per il 2018, sulla base delle previsioni per il 2020, il *gap* rispetto al benchmark *forward looking* si ridurrebbe all'1,4 per cento del PIL.

Per quanto riguarda la *compliance* della regola nel 2019 valutata sulla base della previsione del 2021, il rapporto debito/PIL del 2021 si collocherebbe al 122,0 per cento, circa 0,8 per cento del PIL al di sopra del benchmark *forward looking*.

TAVOLA III.10: RISPETTO DELLA REGOLA DEL DEBITO: CONFIGURAZIONE FORWARD LOOKING

	Tendenziale		
	2017	2018	2019
Debito nell'anno t+2 (% del PIL)	128,0	124,7	122,0
Gap rispetto al benchmark *forward looking* (% del PIL)	3,4	1,4	0,8

Nella Figura III.3 si rappresentano le combinazioni tra avanzo primario e il differenziale tra tasso di crescita del PIL nominale e tasso implicito sul debito compatibili con il percorso di convergenza del rapporto debito/PIL verso il benchmark *forward looking* per il 2017, il 2018 e il 2019 nello scenario a legislazione vigente.

FIGURA III.3: SENTIERO DI AGGIUSTAMENTO E REGOLA DEL DEBITO NELLO SCENARIO TENDENZIALE


REGOLA DEL DEBITO NEL 2017
Rispetto del benchmark
BF - 2017 (124,6)
Non rispetto del benchmark
2017
2018
2019
Avanzo Primario (% PIL)
Crescita del PIL - tasso di interesse (y-i) (in %)
10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,1
-0,9
-0,7
-0,5
-0,3
-0,1
0,1
0,3
0,5


REGOLA DEL DEBITO NEL 2018
Rispetto del benchmark
BF - 2018 (123,4)
Non rispetto del benchmark
2020
2017
2018
2019
Avanzo Primario (% PIL)
Crescita del PIL - tasso di interesse (y-i) (in %)
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,1
-0,9
-0,7
-0,5
-0,3
-0,1
0,1
0,3
0,5


REGOLA DEL DEBITO NEL 2019
Rispetto del benchmark
BF - 2019 (121,2)
Non rispetto del benchmark
2021
2020
2019
2018
2017
Avanzo Primario (% PIL)
Crescita del PIL - tasso di interesse valori percentuali (y-i)
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-2
-1,5
-1
-0,5
0
0,5

Nota: BF sta per *Benchmark Forward Looking*
Fonte: Elaborazioni MEF su dati PS 2018.

Nel caso della regola del debito valutata al 2017, si osserva come la convergenza del rapporto debito/PIL verso il benchmark venga guidata sia dal contributo crescente dell'avanzo primario, che aumenta significativamente nel 2019, sia dal differenziale tra crescita del PIL nominale e tasso di interesse implicito che, soprattutto nel 2019, si attesta in territorio positivo, contribuendo a ridurre il *gap* verso il benchmark.

Per quanto riguarda la valutazione per il 2018, si osserva come l'ulteriore convergenza verso il benchmark nel 2020 sia guidata principalmente dal contributo positivo dell'avanzo primario. Il contributo della crescita del PIL, sebbene ancora positivo, si riduce rispetto al risultato dell'anno prima.

Infine, per quanto concerne il rispetto della regola del debito nel 2019, il terzo panel della Figura III.3 mostra come nel 2021, a legislazione vigente, si dovrebbe avere una sostanziale convergenza sul benchmark *forward looking*. Tuttavia, anche in questo caso, l'incremento dell'avanzo primario risulta essere decisivo mentre il contributo della crescita del PIL nominale (al netto del tasso di interesse) ritorna in territorio negativo.

In caso di deviazione del rapporto debito/PIL dal sentiero di aggiustamento verso il valore del 60 per cento, la normativa europea stabilisce che la Commissione Europea possa valutare l'esistenza di eventuali fattori rilevanti per evitare l'apertura di una Procedura per Disavanzi Eccessivi ai sensi dell'art. 126(3) del TFUE.

Nel febbraio del 2015, la Commissione Europea aveva riscontrato una deviazione eccessiva rispetto al benchmark della regola del debito, che avrebbe richiesto nell'anno in corso una correzione cumulata del saldo strutturale pari a 2,5 punti percentuali di PIL. Per questo motivo, era stato redatto un Rapporto[55] per valutare l'eventuale presenza di fattori rilevanti e decidere se aprire una procedura di infrazione per deficit eccessivo.

In seguito ad un'accurata analisi, supportata da considerazioni tecniche pervenute dal Governo[56] italiano, la Commissione ha concluso di non dover considerare come significativo lo sforamento rispetto all'aggiustamento richiesto dalla regola del debito da parte dell'Italia e non ha proceduto all'apertura della Procedura per Disavanzi Eccessivi.

In particolare, venivano considerati come fattori mitiganti: i) il rispetto del braccio preventivo del Patto di Stabilità e Crescita; ii) le condizioni economiche avverse (bassa crescita e bassa inflazione), che a quel tempo sconsigliavano l'attuazione di un massiccio sforzo fiscale che avrebbe reso ancora più ardua la

[55] Si veda a questo proposito il Rapporto della Commissione ai sensi dell'art. 126(3) del Trattato disponibile su: http://ec.europa.eu/economy_finance/economic_governance/sgp/pdf/30_edps/126-03_commission/2015-02-27_it_126-3_en.pdf.

[56] Nel febbraio 2015 il Governo ha prodotto un rapporto *ad hoc* motivando la scelta di deviare dal percorso di convergenza verso il benchmark compatibile con la regola del debito e adducendo numerosi fattori rilevanti, riguardanti principalmente: il perdurare degli effetti della crisi economica, la necessità di evitare che l'eccessivo consolidamento fiscale richiesto ai fini dell'osservanza delle condizioni stabilite dalla regola peggiorasse ulteriormente la dinamica del debito pubblico in rapporto al PIL; il persistere dei rischi di deflazione che avrebbero reso la riduzione richiesta del debito ancora più ardua e controproducente, e, infine, i costi connessi all'implementazione di un ambizioso piano di riforme strutturali in grado di favorire la ripresa della crescita potenziale e la sostenibilità del debito nel medio periodo. Per ulteriori informazioni si veda, il rapporto MEF, 2015, *'Relevant Factors influencing the debt dynamic in Italy'*.
(http://www.mef.gov.it/inevidenza/documenti/Note_on_relevant_factors_-_IT.pdf).

riduzione del rapporto debito/PIL secondo il ritmo stringente fissato dalla regola del debito e, infine, iii) l'avvio di riforme strutturali capaci di aumentare la crescita potenziale e quindi la sostenibilità del debito pubblico nel medio periodo.

Anche nel 2016, il Governo ha ritenuto che tali fattori rilevanti continuassero a persistere e giustificassero la deviazione del rapporto debito/PIL rispetto alla dinamica prevista dalla regola, pubblicando, nel corso del mese di maggio, una nuova Relazione sui fattori rilevanti[57] a supporto di tale tesi.

Nello stesso mese, la Commissione ha pubblicato la propria valutazione della *compliance* con la regola del debito (Rapporto 126.3), confermando che la bassa inflazione e l'ambizioso piano di riforme strutturali continuavano a rappresentare fattori mitiganti della deviazione rispetto al benchmark ma notando come il rispetto delle condizioni di convergenza verso l'MTO fosse a rischio. Il giudizio sull'esistenza dei fattori rilevanti è stato pertanto rimandato all'autunno ossia al momento della pubblicazione di dati più puntuali sulle misure di bilancio.

Con l'*Opinion* sul *Draft Budgetary Plan* pubblicata a novembre 2016, la Commissione ha concluso che lo sforzo fiscale pianificato dall'Italia non sembrava sufficiente per garantire il rispetto della regola del debito nel 2016 e nel 2017 preannunciando un nuovo rapporto sui fattori rilevanti. Il Governo italiano ha presentato a gennaio 2017 le proprie valutazioni riguardo la mancata *compliance* con la regola del debito[58], ribadendo, in particolare, i rischi di deflazione che rendevano molto difficile ridurre rapidamente il rapporto debito/PIL, l'incertezza delle stime dell'*output gap*, i crescenti costi delle riforme strutturali e della crisi dei migranti.

Nel rapporto sui fattori rilevanti di febbraio 2017[59], la Commissione Europea ha concluso che le condizioni macroeconomiche, tra cui la bassa inflazione, permanevano sfavorevoli ma, al contempo, erano in graduale miglioramento. Inoltre, ha evidenziato un marcato rallentamento nella prosecuzione dell'azione di stimolo alla crescita economica attraverso l'adozione di riforme strutturali. Infine, ha evidenziato il rischio per il 2016 e il 2017 di non conformità delle finanze pubbliche italiane con l'aggiustamento richiesto dal braccio preventivo del Patto di Stabilità e Crescita per convergere verso l'MTO.

A fronte di tali evidenze, la concessione dei fattori rilevanti per la mancata *compliance* con la regola del debito è stata legata alla ripresa della convergenza verso l'MTO attraverso l'introduzione di un pacchetto di misure correttive in grado di ridurre il saldo strutturale di almeno 0,2 punti percentuali di PIL che il Governo italiano ha presentato congiuntamente al DEF di aprile 2017[60].

Alla luce di tali misure supplementari, la Commissione Europea, nella fase di valutazione del DEF 2017 ha ritenuto non necessari ulteriori passi per garantire la conformità alla regola del debito per il 2015.

Nelle sue Comunicazioni sull'implementazione del Semestre Europeo 2017, la Commissione Europea ha ritenuto utile specificare che la valutazione sulla *compliance* con i requisiti del Patto di Stabilità e Crescita delle misure di bilancio

[57] http://www.tesoro.it/inevidenza/documenti/Relevant_Factor_Influencing_Debt_Developments_in_Italy.pdf
[58] http://www.mef.gov.it/inevidenza/documenti/Italy_Relevant_Factors_February_2017.pdf.
[59] https://ec.europa.eu/info/sites/info/files/com2017_106_en_act_part1_v6.pdf.
[60] D.L. n. 50/2017.

da adottare per il 2018 sarebbe stata effettuata in base a un margine di discrezionalità in quanto si doveva necessariamente tenere in considerazione l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro.

Sulla base di queste considerazioni, con la Legge di Bilancio 2018, il Governo italiano si è impegnato a conseguire un aggiustamento strutturale di 0,3 punti percentuali di PIL tra il 2017 e il 2018. Tale obiettivo è stato ritenuto adeguato dalla Commissione Europea che nell'*Opinion* sul *Draft Budgetary Plan* dello scorso novembre ha richiesto al Governo italiano di realizzare tale aggiustamento senza deviazioni di sorta in modo tale da coniugare le esigenze di stabilizzazione dell'economia con le sfide della sostenibilità delle finanze pubbliche.

La Commissione si è inoltre impegnata a fornire una nuova valutazione circa il rispetto della regola del debito successivamente alla pubblicazione di questo Documento e in occasione delle prossime Previsioni di Primavera, in modo tale da avere dati affidabili e notificati su indebitamento netto e debito in rapporto al PIL per il 2017.

In questo contesto va rilevato che, a seguito del Comunicato ISTAT del 4 aprile scorso, il deficit di bilancio per il 2017 si attesta al 2,3 per cento del PIL *vis-à-vis* il 2,1 previsto dal Governo lo scorso ottobre. Tuttavia, escludendo le operazioni straordinarie di sostegno al sistema bancario, il deficit sarebbe stato pari all'1,9 per cento del PIL, 0,2 punti al di sotto dell'obiettivo. Questa migliore performance nel 2017 produce un aggiustamento strutturale per il 2018 inferiore rispetto a quello pianificato lo scorso ottobre nel *Draft Budgetary Plan* ma, al contempo, non inficia la *compliance* con i requisiti del Patto di Stabilità.

Occorre inoltre sottolineare come, pur in presenza di prospettive di crescita migliorate, continuino a permanere fattori rilevanti che giustificano la mancata *compliance* con la regola del debito. Difatti, la crescita nominale rimane relativamente bassa, a causa, tra le altre cose, della lenta accelerazione dei salari a livello nazionale e globale. Inoltre, il tasso di disoccupazione resta elevato, soprattutto tra i giovani, e il rapporto tra investimenti/PIL è ancora lontano dal livello pre-crisi.

IV. SENSITIVITÀ E SOSTENIBILITÀ DELLE FINANZE PUBBLICHE

IV.1 SCENARI DI BREVE PERIODO

In questa sezione si analizza la sensitività di breve periodo degli obiettivi di finanza pubblica rispetto ad alcuni shock di tipo macroeconomico. Nella prima parte viene presentata un'analisi di sensitività della spesa per interessi a shock sulla curva dei rendimenti. Successivamente, vengono analizzati gli effetti sul rapporto debito/PIL riconducibili a shock congiunti che impattano simultaneamente, sulla crescita economica, sul saldo primario e sulla curva dei rendimenti. L'analisi in questione è effettuata attraverso una simulazione stocastica del rapporto debito/PIL. Infine, per valutare il rischio complessivo di stress fiscale per le finanze pubbliche viene derivato l'indicatore S0, costruito sulla base della metodologia introdotta dalla Commissione Europea, il quale fornisce indicazioni distinte sulla probabilità di crisi di natura fiscale e/o macro-finanziaria nel breve periodo e più precisamente nell'anno successivo a quello in corso.

Sensitività ai tassi di interesse

La composizione dello stock dei titoli di Stato a fine 2017 risulta essere in linea con la tendenza degli ultimi anni. Viene confermata la riduzione degli strumenti a breve termine come i BOT (per circa lo 0,1 per cento) e una crescita di quelli a medio e lungo termine (per circa il 2,2 per cento). La componente dei titoli *linker* indicizzati all'inflazione, sia quelli legati all'indice HICP[1], ossia all'inflazione europea, che quelli legati all'indice FOI[2] al netto tabacchi, ossia all'inflazione italiana, hanno avuto un leggero decremento (per circa l'1,5 per cento), spiegabile con la riduzione della quota dei BTP Italia sul totale dello stock del titoli di Stato a motivo delle ampie scadenze dell'anno. Rispetto all'anno precedente la componente a tasso variabile indicizzata all'*Euribor* a 6 mesi (CCTeu) è aumentata marginalmente (per circa lo 0,2 per cento), mentre la quota dei titoli esteri ha confermato la tendenza alla decrescita degli ultimi anni (per circa lo 0,2 per cento), risultato di un volume di collocamenti con formato internazionale, eseguiti mediante il ricorso a piazzamenti privati, inferiore all'entità delle scadenze nel settore.

Nell'ambito delle emissioni effettuate nel corso dell'anno, per i titoli a tasso fisso si è assistito ad una diversa ricomposizione delle emissioni con scadenza di medio/lungo termine: infatti, rispetto al 2016, si è verificato un aumento (per

[1] Indice dei Prezzi al Consumo Armonizzato dell'Area Euro.
[2] Indice nazionale dei prezzi al consumo per le Famiglie degli Operai ed Impiegati

circa il 4,6 per cento) degli strumenti con scadenza 2-3-5 anni, di una diminuzione dei titoli sia nell'area 7-10 anni (per circa l'1,9 per cento) che nell'area dei titoli con scadenza superiore a 10 anni (per circa l'1,0 per cento). Parte di questa ricomposizione era attesa considerato che il 2016 aveva visto emissioni molto elevate sul comparto a lungo termine per via dell'introduzione di ben due nuove scadenze sul settore (a 20 e 50 anni).

La vita media complessiva di tutti i titoli di Stato al 31 dicembre 2017 è salita a 6,90 anni, dai 6,76 anni di fine 2016, mentre l'*Average Refixing Period(ARP)*[3], il principale indicatore utilizzato per la misura del rischio di tasso, è aumentato a 5,76 anni, dai 5,64 anni dell'anno precedente. La *duration* (durata finanziaria) di tutto lo stock di titoli è invece lievemente scesa, essendo passata da 5,54 di fine 2016 a 5,50 anni di fine 2017. La *duration* in dimuzione, pur in presenza di un aumento della vita media e dell'ARP, è stata conseguenza dei tassi di mercato più alti a fine 2017. Il costo medio all'emissione per l'anno 2017, pari a 0,68 per cento, è risultato infatti in leggero aumento rispetto a quello del 2016, pari a 0,55 per cento.

Tali indicatori confermano che la politica di emissione anche per il 2017 ha perseguito il consolidamento della riduzione dell'esposizione ai rischi di rifinanziamento e di interesse.

Ad ulteriore conferma di questa tendenza, va segnalata la sensitività ai tassi di interesse, indicatore che analizza gli effetti sulla spesa per interessi dei prossimi quattro anni, calcolata con il criterio di competenza economica SEC 2010, derivanti da uno *shock* significativo sulla curva dei rendimenti dei titoli governativi. Per applicare questo esercizio è stata presa in considerazione la parte del debito rappresentata dai titoli di Stato domestici, che a dicembre 2017 rappresentava circa il 97,68 per cento dell'intero stock dei titoli in circolazione. Tenendo conto sia della sua composizione attuale che dell'evoluzione futura, derivante dalle ipotesi circa emissioni e gestione coerenti con quelle sottostanti le stime per la spesa per interessi nell'ambito dello scenario tendenziale, su tale aggregato è stato applicato uno *shock* di 100 punti base di tutta la curva dei rendimenti. Il risultato fa registrare un incremento della spesa per interessi in rapporto al PIL pari allo 0,11 per cento nel primo anno, allo 0,25 per cento nel secondo anno, allo 0,36 per cento nel terzo anno e allo 0,45 per cento nel quarto anno. Questi risultati sono in linea con quelli del DEF 2017, anche con qualche lieve riduzione. I valori di sensitività ai tassi di interesse confermano pertanto come l'impatto sull'indebitamento di uno *shock* di mercato rilevante e permanente è ampiamente diluito nel tempo, nonostante lo stock dei titoli di Stato in circolazione nel 2017 risultati essere in aumento rispetto a quello del 2016.

La spesa per interessi di tutte le Amministrazioni Pubbliche (PA), calcolata in base al criterio di competenza economica SEC 2010, nel 2017 ha continuato a scendere, attestandosi a circa 65,6 miliardi, in diminuzione di circa 799 milioni rispetto al dato del 2016. In termini di percentuale sul PIL la spesa per interessi

[3] L'*Average Refixing Period* (*ARP*) misura il tempo medio con cui il debito recepisce i tassi di mercato. Per i titoli zero *coupon* o quelli a cedola fissa corrisponde alla vita residua. Per i titoli con cedola variabile corrisponde al tempo rimanente alla fissazione della cedola successiva.

della PA nel 2017 è stata pari al 3,8 per cento, in diminuzione dello 0,2 per cento rispetto allo scorso anno.

In continuità con il 2016, la diminuzione nella spesa per interessi della PA si deve principalmente alle Amministrazioni Centrali complessivamente per circa un miliardo. Nel dettaglio la componente di spesa per interessi derivante dai titoli di Stato è diminuita per circa 2,2 miliardi, di cui 1,4 miliardi circa da titoli domestici, 284 milioni circa da titoli esteri e 490 milioni circa da Buoni Postali Fruttiferi (BPF) di competenza MEF. E' invece lievemente aumentata la spesa per interessi relativa agli strumenti diversi dai titoli: la spesa relativa alle giacenze liquide presso la Tesoreria dello Stato di enti non facenti parte delle PA ha visto un incremento pari circa a 830 milioni mentre quella relativa agli altri interessi sui mutui a carico dello Stato è aumentata per circa 280 milioni.

Anche per il 2017, i bassi tassi di collocamento del debito e la bassa inflazione, sono alla base della riduzione nella spesa per interessi derivante dai titoli di Stato. Sebbene, come già segnalato, il costo medio all'emissione del debito sia leggermente aumentato sia le emissioni dei BOT e CTZ, avvenute a tassi ampiamente negativi, sia il contenuto impatto che l'inflazione, sia europea che nazionale, ha avuto sui titoli ad essa indicizzati (BTP€i e BTP Italia), hanno contribuito in maniera rilevante alla riduzione complessiva della spesa per interessi.

Le stime tendenziali circa l'evoluzione futura della spesa per interessi per il periodo 2018-2021 sono state elaborate sulla base di uno scenario dei tassi di interesse coerente con i tassi attesi impliciti nella curva dei rendimenti italiana (tassi *forward*) osservati nel periodo di elaborazione delle stime. Nell'arco temporale di stima, lo scenario ipotizza una crescita graduale dei tassi su tutte le scadenze con una pendenza della curva dei rendimenti che tende a ridursi negli ultimi anni di stima.

Le ipotesi sull'inflazione europea e italiana, necessarie per stimare l'impatto sulla spesa per interessi derivante dai titoli reali (BTP€i e BTP Italia), sono state assunte coerenti con il quadro macro tendenziale.

Le emissioni previste, oltre a garantire il rifinanziamento dei titoli in scadenza, coprono un fabbisogno di cassa del Settore Statale il cui profilo negli anni vede una discesa sostenuta: si passa infatti dal 2,7 per cento del PIL del 2018 allo 0,6 per cento del PIL del 2021.

La risultante spesa per interessi della PA, calcolata con il criterio SEC 2010, vede nel 2018 un ulteriore decremento, per circa 3 miliardi, rispetto al 2017, soprattutto a causa delle nuove emissioni dei titoli di Stato che si stima vengano realizzate a tassi mediamente ancora inferiori rispetto a quelli dei titoli in rimborso. Il 2019 appare come un anno in lieve crescita in termini di interessi sulle nuove emissioni, ma la spesa complessiva tende a stabilizzarsi: i benefici della riduzione dei tassi degli anni precedenti e del permanere del regime di Tesoreria Unica dovrebbero infatti compensare il livello moderatamente più elevato dei tassi di interesse sulle nuove emissioni e dell'inflazione. Nel 2020 e 2021, si registrano incrementi significativi, pur in presenza dell'estensione della Tesoreria Unica fino a tutto il 2021, dovuti sia alla ripresa più consistente dei tassi di interesse e dell'inflazione europea ed italiana, sia all'elevato volume di titoli in scadenza nel 2019. Ovviamente questi anni finali tendono anche a risentire dell'effetto cumulato del Fabbisogno del Settore Statale del periodo di stima, che

contribuisce ad un aumento dello stock del debito a fine periodo di previsione. Tuttavia, l'ipotesi di crescita nominale del PIL, in media annua del 3,0 per cento, è tale da garantire che la spesa per interessi della PA rimanga costante in rapporto al PIL per gli anni 2018-2021.

Simulazioni stocastiche della dinamica del debito

Le proiezioni del rapporto debito/PIL a legislazione vigente presentate in questo Documento sono state sottoposte ad alcune simulazioni stocastiche onde valutare in modo congiunto l'incertezza insita nelle previsioni relative alla curva dei rendimenti e alla crescita economica, nonché alla volatilità dei saldi primari di finanza pubblica.

Tali simulazioni sono state condotte mediante il metodo Montecarlo applicando alla dinamica del rapporto debito/PIL *shock* sui tassi di interesse e sulla crescita nominale basati sulla volatilità storica dei rendimenti a breve e lungo termine e del tasso di crescita del PIL nominale.[4] Tali *shock* sono ottenuti eseguendo 2000 estrazioni a partire da una distribuzione normale con media zero e matrice di varianze-covarianze osservata nel periodo 1999-2017.

Più nel dettaglio, si ipotizza che gli *shock* sui tassi di interesse abbiano natura sia temporanea sia permanente. Inoltre, si assume che gli *shock* temporanei sulla crescita nominale dispieghino i loro effetti anche sulla componente ciclica dell'avanzo primario. Pertanto, per ogni anno di proiezione e per ogni singolo *shock* è possibile identificare una distribuzione del rapporto debito/PIL rappresentata in termini probabilistici attraverso un *fan chart* (Figura IV.1A e IV.1B).

In caso di *shock* temporanei e simultanei sui tassi di crescita e sui tassi di interesse, il debito si distribuisce intorno a un valore mediano che è pari a circa il 122,1 per cento del PIL alla fine dell'orizzonte temporale. L'incertezza registrata sui risultati del 2021 è relativamente contenuta, come mostrato da una differenza di circa 14,3 punti percentuali tra il decimo e il novantesimo percentile della distribuzione del debito risultante.

Nel caso di uno *shock* temporaneo il rapporto debito/PIL mostrerebbe una tendenza a ridursi costantemente a partire dal 2017 per i primi sessanta percentili e a partire dal 2019 per i restanti percentili. In ogni caso, anche per gli *shock* più severi, che si collocano al di sopra del novantesimo percentile, il rapporto debito/PIL mostra una tendenza a stabilizzarsi dopo aver raggiunto un picco intorno al 134,6 per cento.

Lo *shock* permanente determina una distribuzione più ampia dei valori del rapporto debito/PIL intorno allo scenario *baseline*, con una dinamica che risulta comunque decrescente per i primi sessanta percentili a partire dal 2018 e, in ogni caso, decrescente a partire dal 2019 per i restanti percentili. Anche nel caso di shock permanenti l'incertezza registrata sui risultati del 2021 è contenuta, come mostrato da una differenza di circa 16,8 punti percentuali tra il decimo e il novantesimo percentile della distribuzione del debito risultante.

[4] Berti K., (2013), 'Stochastic public debt projections using the historical variance-covariance matrix approach for EU countries', Economic Papers 480.

FIGURA IV.1A: PROIEZIONE STOCASTICA DEL RAPPORTO DEBITO/PIL CON SHOCK TEMPORANEI


p80_p90
p60_p80
p50_p60
p40_p50
p20_p40
p10_p20
baseline
140
130
120
110
2016
2017
2018
2019
2020
2021

FIGURA IV.1B: PROIEZIONE STOCASTICA DEL RAPPORTO DEBITO/PIL CON SHOCK PERMANENTI


p80_p90
p60_p80
p50_p60
p40_p50
p20_p40
p10_p20
baseline
140
130
120
110
2016
2017
2018
2019
2020
2021

Nota: I grafici riportano il 10°, 20°, 40°, 50°, 60°, 80° e 90° percentile della distribuzione del rapporto debito/PIL ottenuta con la simulazione stocastica
Fonte: Elaborazioni MEF.

Analisi complessiva dei rischi fiscali a breve termine

Al fine di identificare i rischi legati alla sostenibilità fiscale nel breve periodo, ovvero nell'anno successivo a quello in corso, la Commissione Europea ha introdotto nella propria analisi di sostenibilità l'indicatore S0. La metodologia utilizzata per calcolare S0 si discosta da quella utilizzata per quantificare i rischi nel medio e lungo periodo, descritta nelle prossime sezioni. L'indicatore S0, infatti, non misura gap di natura fiscale ma è piuttosto un indice composito di probabilità, costruito sulla base di un'ampia serie di variabili fiscali e finanziarie che, in passato, hanno dato prova di possedere buone caratteristiche previsive rispetto alle situazioni di stress fiscale (*early warning*).

In particolare, l'analisi si basa su una tecnica statistica di estrazione del segnale applicata a 25 variabili, suddivise in due sotto-gruppi: quelle di natura fiscale e quelle macro-finanziarie. Sulla base della metodologia sviluppata dalla Commissione Europea[5], è possibile determinare endogenamente le soglie di rischio complessivo e i due sotto indici (fiscale e macro-finanziario). Il valore complessivo dell'indicatore S0, insieme a quello dei sotto-indici, messi a confronto con le rispettive soglie, sono utilizzati per misurare la probabilità di un imminente *shock*.

In particolare, per l'indicatore S0, un valore superiore alla soglia indica un potenziale rischio nel breve periodo, mentre valori dei sotto-indici superiori alle rispettive soglie indicano un rischio concentrato, rispettivamente, nelle aree fiscali o macro-finanziaria. Se uno dei sotto-indici segnala un rischio ma l'indicatore S0 si mantiene sotto la soglia significa che il rischio nel breve periodo non è particolarmente alto.

La figura IV.2 mostra come per il 2017 il rischio fiscale complessivo di breve termine sia sostanzialmente contenuto. Le soglie di rischio di breve periodo sono rimaste invariate rispetto a quelle pubblicate dalla Commissione nel *Debt*

[5] Berti, K., Salto, M. e Lequien, M., (2012), 'An early-detection index of fiscal stress for EU countries', European Economy Economic Papers n. 475.

Sustainability Monitor del 2017. L'indice complessivo si attesta su un valore di 0,34, inferiore rispetto a quello del 2016 (0,42) e si mantiene al di sotto della soglia di 0,46, al di sopra della quale la probabilità del verificarsi di una crisi nell'anno successivo a quello di analisi è considerata elevata.

La sotto-componente fiscale raggiunge il valore di 0,40, al di sopra della soglia di 0,36 segnalando un rischio nel breve periodo, tuttavia, la componente macro-finanziaria si attesta su un valore di 0,31 (nettamente inferiore alla soglia di 0,49) di fatto controbilanciando il rischio sul fronte fiscale, come evidenziato dalla heat map (Tavola IV.1).

FIGURA IV.2: L'INDICATORE S0 E SOTTOCOMPONENTI


0,50
0,45
0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,36
0,49
0,46
0,36
0,49
0,46
2016
2017
Sotto Indicatore fiscale
Indicatore di competitività finanziaria
Indicatore complessivo S0

Fonte: Elaborazioni MEF su dati PS2018; AMECO; WEO; EUROSTAT.

TAVOLA IV.1: HEAT MAP SULLE VARIABILI SOTTOSTANTI AD S0 PER IL 2017

Rischio a breve da variabili fiscali	Indebitamento netto (%PIL)	Saldo primario (%PIL)	Saldo di bilancio corretto per il ciclo (%PIL)	Saldo primario stabilizzante (%PIL)	Debito pubblico lordo (%PIL)	Variazione del debito pubblico lordo (%PIL)	
	Debito pubblico netto (%PIL)	Fabbisogno lordo (%PIL)	Differenziale interessi-crescita	Variazione della spesa pubblica (%PIL)	Variazione dei consumi finali della PA (%PIL)	Debito pubblico a breve termine (%PIL)	
Rischio a breve da variabili macro-finanziarie	L1. Investimenti netti internazionali (%PIL)	L1. Risparmi netti delle famiglie (%PIL)	L1. Debito del settore privato (%PIL)	L1. Flusso di credito del settore privato (%PIL)	L1. Debito a breve delle società non finanziarie (%PIL)	L1. Debito a breve delle famiglie (%PIL) (*)	
	L1. Valore aggiunto del settore edile (%VA totale)	L1. Saldo di parte corrente (media mobile a 3 termini) (%PIL)	L1. Variazione (3 anni) del REER (basato sul deflatore dell'export)	L1. Variazione del costo del lavoro unitario nominale	Curva dei rendimenti	Tasso di crescita del PIL reale	PIL pro-capite in PPP (%US$)

Nota: I colori rosso e verde segnalano rispettivamente le variabili sopra e sotto la soglia ottimale. Gli asterischi (*) indicano che, in mancanza di dati aggiornati, il valore del 2017 come media triennale 2013-2015. La sigla L1 sta ad indicare che la variabile è riportata con il valore ritardato di un periodo.
Fonte: Elaborazioni MEF.

IV.2 SCENARI DI MEDIO PERIODO

In questa sezione, vengono presentati i risultati degli scenari deterministici di proiezione del rapporto debito/PIL nel medio periodo. Si utilizzano diverse ipotesi che impattano in modo congiunto sulla crescita del PIL, sulla curva dei rendimenti e sui saldi primari di bilancio. Tali ipotesi permettono di estrapolare la dinamica del rapporto debito/PIL lungo un orizzonte che si estende fino al 2029.

Il rapporto debito/PIL viene proiettato deterministicamente nel medio periodo assumendo come punto di partenza la composizione e la struttura per scadenza dello stock di debito sottostante il quadro a legislazione vigente del presente Documento. In tutti gli scenari, le proiezioni del rapporto debito/PIL sono effettuate stimando in modo endogeno il tasso di interesse implicito che, a sua volta, tiene conto sia delle ipotesi sulla crescita del PIL nominale, sia dell'andamento della curva dei rendimenti e, infine, delle assunzioni sull'avanzo primario. Gli scenari alternativi consentono alcune interazioni tra variabili macroeconomiche di modo che, ad esempio, a tassi di crescita più bassi corrispondano avanzi primari più contenuti e a questi siano associati costi di indebitamento più alti.

Tali simulazioni di medio periodo includono:

- Uno scenario di riferimento (*baseline*) che recepisce, negli anni 2018-2021, il tasso di crescita del PIL e del potenziale del quadro macroeconomico sottostante il DEF 2018. Per gli anni successivi al 2021, in linea con la metodologia denominata T+10 attualmente utilizzata dalla Commissione Europea e discussa in sede di EPC-*Output Gap Working Group* (OGWG), il tasso di crescita del prodotto potenziale viene proiettato in base al modello della funzione di produzione, estrapolando le variabili relative ai singoli fattori produttivi con tecniche statistiche o assumendo che convergano nel 2021 verso parametri strutturali quali per esempio il NAWRU àncora pari al 9,1 per cento (tavola IV.2)[6]. L'*output gap* viene chiuso nei tre anni successivi al 2021. Sempre dal 2021, la curva dei rendimenti viene tenuta costante fino alla fine dell'orizzonte di previsione mentre il tasso di crescita del deflatore del PIL converge al 2,0 per cento nel 2024. Inoltre, in base all'ipotesi di politiche invariate, il saldo primario corretto per il ciclo del 2021 viene mantenuto costante sul livello di riferimento del 3,6 per cento del PIL fino al 2029.
- Uno scenario di bassa crescita in cui si ipotizza che il PIL deceleri nel periodo 2018-2021 e cresca, in ciascun anno, con tassi di 0,5 punti percentuali inferiori rispetto a quelli del quadro di riferimento[7]. La serie del PIL potenziale per gli anni 2018-2021 si ottiene applicando la metodologia della

[6] Per maggiori dettagli sui metodi di convergenza ai valori strutturali si veda la Nota Metodologica allegata al DEF 2017 alla sezione III.3.

[7] Questo scenario di minore crescita sull'orizzonte 2018-2021 viene ottenuto partendo dal quadro macroeconomico del DEF 2018 e ipotizzando un rallentamento dell'economia globale diffuso sia nei paesi avanzati che in quelli emergenti con effetti sul commercio internazionale. L'economia italiana registrerebbe una crescita meno sostenuta delle esportazioni e degli investimenti. Le peggiori prospettive del mercato del lavoro contribuirebbero a far aumentare il tasso di disoccupazione.

funzione di produzione concordata a livello europeo[8]. Dal 2021 il NAWRU è avviato su un sentiero di convergenza che si conclude nel 2029 su un valore di 1,5 punti percentuali superiore a quello dell'àncora dello scenario baseline, mentre la *Total Factor Productivity* (TFP) converge verso un tasso di crescita prossimo allo zero (0,05 per cento). L'*output gap* si chiude linearmente al 2024. A seguito delle aspettative sulla minore crescita reale dell'economia italiana e dei timori sulla sostenibilità delle finanze pubbliche, si assiste negli anni 2018-2020 a un repentino aumento della curva dei rendimenti di circa 100 punti base rispetto al livello della curva dello scenario di riferimento. Tale aumento viene gradualmente riassorbito nel corso del 2021 per poi rientrare nel 2022 sui rendimenti dello scenario di base. Per effetto della minore crescita, l'avanzo primario[9] si riduce corrispondentemente negli anni 2018-2021 mentre successivamente viene mantenuto costante al suo livello strutturale fino alla fine dell'orizzonte di previsione. Il tasso di crescita del deflatore del PIL converge al 2,0 per cento nel 2024.

- Uno scenario di alta crescita in cui si ipotizza che la crescita reale del PIL aumenti nel periodo 2018-2021 di 0,5 punti percentuali in ciascun anno rispetto al quadro di riferimento[10]. La serie del PIL potenziale per gli anni 2018-2021 si ottiene applicando la metodologia della funzione di produzione concordata a livello europeo. Dal 2021 il NAWRU è avviato su un sentiero di convergenza che si conclude nel 2029 su un valore di 1,5 punti percentuali inferiore rispetto all'àncora dello scenario baseline, mentre la *Total Factor Productivity* (TFP) converge verso i valori medi pre-crisi (0,5 per cento). L'*output gap* si chiude linearmente al 2024. In virtù della maggiore crescita reale dell'economia italiana, la curva dei rendimenti si riduce di 50 punti, per poi convergere a quella dello scenario di base nel corso del 2021. Per effetto della maggiore crescita, l'avanzo primario aumenta corrispondentemente negli anni 2018-2021 mentre successivamente viene mantenuto costante al suo livello strutturale fino alla fine dell'orizzonte di previsione. Il tasso di crescita del deflatore del PIL converge al 2,0 per cento nel 2024.

La Tavola IV.2 illustra con maggiore dettaglio le caratteristiche degli *shock* applicati alle principali variabili macroeconomiche e di finanza pubblica sottostanti alla dinamica del rapporto debito/PIL.

La Tavola IV.3 riporta le stime delle principali variabili macroeconomiche e di finanza pubblica nei diversi scenari per il periodo 2018-2021 e i valori di convergenza al termine dell'orizzonte di previsione di medio periodo nel 2029.

Sulla base delle ipotesi macroeconomiche e di finanza pubblica considerate, la Figura IV.3 conferma la tendenza alla riduzione del rapporto debito/PIL nel medio-periodo in tutti gli scenari. In quello di riferimento, il debito converge ad un livello pari a 102,0 per cento del PIL nel 2029. Malgrado la forte riduzione

[8] Si veda a questo proposito la Nota Metodologica allegata al DEF 2018 alla sezione III.1.

[9] Per maggiori dettagli sulla metodologia di derivazione della serie alternativa dell'avanzo primario negli scenari di alta e bassa crescita si veda la Nota Metodologica allegata al DEF 2017 alla sezione III.2.

[10] Simmetricamente allo scenario di bassa crescita, nello scenario ottimistico si ipotizza una crescita più sostenuta dell'economia globale diffusa sia nei paesi avanzati che in quelli emergenti. Anche il commercio internazionale registrerebbe una dinamica più robusta. L'economia italiana presenterebbe una crescita più sostenuta delle esportazioni e degli investimenti. Le migliori prospettive del mercato del lavoro contribuirebbero a ridurre il tasso di disoccupazione.

rispetto al livello attuale Il *benchmark* della regola del debito verrebbe rispettato, nella sua configurazione *forward-looking*, solo nel 2025 sulla base delle proiezioni del 2027. Nello scenario di alta crescita, il rapporto debito/PIL, si ridurrebbe in modo ancora più rapido fino a raggiungere, nel 2029, un valore pari a 86,3 per cento del PIL, circa 16 punti percentuali al di sotto del dato dello scenario di base e, soprattutto, sotto la soglia del 90 per cento, al di sotto della quale la sostenibilità del debito non è più considerata dalla Commissione Europea a rischio elevato nel medio periodo[11]. Il *benchmark* della regola del debito nella sua configurazione *forward-looking* verrebbe conseguito sia nel 2018 che nel 2019 (sulla base delle previsioni del 2020 e del 2021).

Nello scenario di bassa crescita, invece, il rapporto debito/PIL continuerebbe a ridursi, ma ad un ritmo molto lento. A fine periodo raggiungerebbe un valore pari al 118,8 per cento del PIL nel 2029, superiore di circa 17 punti percentuali rispetto allo scenario di base. Con ipotesi di crescita più bassa, la regola del debito non verrebbe mai rispettata lungo l'orizzonte di previsione.

TAVOLA IV.2: SINTESI DEGLI SHOCK MACRO-FISCALI

	Scenario di:		
	Alta crescita	Riferimento	Bassa crescita
PIL	a) +0,5 pp l'anno rispetto a proiezioni baseline nel periodo 2018-2021 b) convergenza dal 2021 al 2029 a un valore del NAWRU pari a 1,5pp minore del baseline, e convergenza della TFP al valore medio degli anni pre-crisi (0,5%)	a) scenario base del DEF 2018-2021 b) convergenza a parametri strutturali dello scenario OGWG a T+10 (per es: NAWRU àncora di 9.1% nel 2029)	a) -0,5 pp l'anno rispetto a proiezioni baseline nel periodo 2018-2021 b)) convergenza dal 2021 al 2029 a un valore del NAWRU pari a 1,5pp maggiore del baseline, e convergenza della TFP a valori prossimi allo zero (0,05%)
Curva dei rendimenti	a) Riduzione della curva dei rendimenti di 50 pb dal 2018 fino a fine 2020. b) dal 2021 graduale convergenza a valori della curva dei rendimenti dello scenario di riferimento. Dal 2022 scenario baseline costante.	a) curva dei rendimenti scenario DEF tendenziale (2018-2021) b) Dal 2022 curva dei rendimenti costante	a) Aumento della curva dei rendimenti di 100 pb nel periodo 2018-2020 b) nel 2021 graduale convergenza a valori della curva dei rendimenti dello scenario di riferimento. Dal 2022 scenario baseline costante.
Avanzo primario	a) rideterminazione avanzo primario sulla base delle elasticità (analisi di sensitività) nel periodo 2018-2021 b) nel 2022-2029 avanzo primario strutturale costante al livello del 2021	a) avanzo primario dello scenario DEF (2018-2021) b) nel 2022-2029 avanzo primario strutturale costante al livello del 2021	a) rideterminazione avanzo primario sulla base delle elasticità (analisi di sensitività) nel periodo 2018-2021 b) nel 2022-2029 avanzo primario strutturale costante al livello del 2021
Inflazione	a) aumento deflatore come da scenario di alta crescita negli anni 2018-2021 b) convergenza al 2% tra il 2021 e il 2024	a) scenario base DEF dal 2018-2021 b) convergenza al 2% tra il 2021 e il 2024	a) riduzione del deflatore come da scenario di bassa crescita negli anni 2018-2021 b) convergenza al 2% tra il 2021 e il 2024

[11] Si veda a questo proposito, European Commission, 2017, Debt Sustainability Monitor 2017, Institutional Papers 071. January 2018. Disponibile su: https://ec.europa.eu/info/sites/info/files/economy-finance/ip071_en.pdf

TAVOLA IV.3: SENSITIVITA' ALLA CRESCITA (valori percentuali)

		2018	2019	2020	2021	...	2029
	Scenario di maggiore crescita	3,5	3,8	3,7	3,3	...	2,7
Tasso di crescita del PIL nominale	Scenario di base	2,9	3,2	3,1	2,7	...	2,5
	Scenario di minore crescita	2,3	2,6	2,5	2,1	...	2,3
	Scenario di maggiore crescita	2,1	1,9	1,8	1,7	...	0,7
Tasso di crescita del PIL reale	Scenario di base	1,5	1,4	1,3	1,2	...	0,5
	Scenario di minore crescita	1,1	0,9	0,8	0,7	...	0,3
	Scenario di maggiore crescita	0,8	1,0	1,1	1,1	...	0,7
Tasso di crescita del PIL potenziale	Scenario di base	0,6	0,7	0,8	0,8	...	0,5
	Scenario di minore crescita	0,3	0,4	0,5	0,5	...	0,3
	Scenario di maggiore crescita	-1,0	-0,1	0,6	1,3	...	0,0
Output gap	Scenario di base	-1,3	-0,6	-0,2	0,2		0,0
	Scenario di minore crescita	-1,5	-1,1	-0,8	-0,6	...	0,0
	Scenario di maggiore crescita	-1,3	-0,1	1,1	1,8	...	1,5
Indebitamento netto	Scenario di base	-1,6	-0,8	0,0	0,2		0,3
	Scenario di minore crescita	-1,8	-1,5	-1,3	-1,5	...	-1,1
	Scenario di maggiore crescita	-0,8	0,0	0,8	1,1	...	1,5
Indebitamento netto corretto per il ciclo	Scenario di base	-0,9	-0,4	0,1	0,1		0,3
	Scenario di minore crescita	-1,0	-0,9	-0,9	-1,2	...	-1,1
	Scenario di maggiore crescita	2,2	3,3	4,4	5,0	...	4,3
Avanzo primario	Scenario di base	1,9	2,7	3,4	3,7		3,6
	Scenario di minore crescita	1,8	2,1	2,5	2,5	...	2,8
	Scenario di maggiore crescita	2,7	3,3	4,0	4,3	...	4,3
Avanzo primario corretto per il ciclo	Scenario di base	2,6	3,0	3,5	3,6		3,6
	Scenario di minore crescita	2,6	2,7	3,0	2,8	...	2,8
	Scenario di maggiore crescita	2,8	2,7	2,7	2,8	...	3,2
Tasso di Interesse implicito	Scenario di base	2,8	2,7	2,8	2,9	...	3,2
	Scenario di minore crescita	2,8	2,8	3,0	3,2	...	3,3
	Scenario di maggiore crescita	129,8	125,5	120,4	115,6	...	86,3
Debito Pubblico	Scenario di base	130,8	128,0	124,7	122,0	...	102,0
	Scenario di minore crescita	132,0	130,9	129,5	128,9	...	118,8

FIGURA IV.3: PROIEZIONE DI MEDIO TERMINE DEL RAPPORTO DEBITO/PIL NEGLI SCENARI DI ALTA E BASSA CRESCITA



135,0
125,0
115,0
105,0
95,0
85,0
75,0
% del PIL
Baseline
Scenario di alta crescita
Scenario di bassa crescita
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Fonte MEF.

IV.3 SCENARI DI LUNGO PERIODO

In questa sezione vengono presentati i risultati dell'analisi di sostenibilità fiscale di medio-lungo periodo basata sull'aggiornamento delle proiezioni relative alle spese connesse all'invecchiamento della popolazione e dei tradizionali indicatori di sostenibilità.

Rispetto al DEF del 2017, l'orizzonte di riferimento è esteso di ulteriori dieci anni fino al 2070 in base alla metodologia elaborata in ambito EPC-WGA (*Economic Policy Committee - Working Group on Ageing*) che ingloba le nuove proiezioni demografiche di Eurostat con base 2015 e rivede le ipotesi macroeconomiche sottostanti.

Come già riportato nella Nota di Aggiornamento al DEF 2017, le nuove ipotesi demografiche e macroeconomiche hanno un forte impatto sia sul tasso di crescita occupazionale sia sul tasso di crescita della produttività, causando un marcato aumento del rapporto fra il totale della spesa connessa all'invecchiamento e PIL.

L'impatto dell'invecchiamento della popolazione sulla sostenibilità fiscale

Le previsioni di medio-lungo periodo della spesa pubblica per pensioni[12], sanità, *Long Term Care* (LTC), ammortizzatori sociali e istruzione, sono elaborate in linea con le indicazioni metodologiche definite a livello europeo in ambito EPC-WGA. In continuità con gli esercizi previsionali predisposti per i precedenti Programmi di Stabilità, sono adottate le ipotesi dello scenario demografico e macroeconomico definite in occasione della predisposizione delle previsioni della spesa pubblica *age-related* del round 2018 del Rapporto sull'Invecchiamento[13] (*Previsioni EPC-WGA 2018*). Alcuni aggiustamenti sono stati adottati per raccordare i dati del quadro macroeconomico di breve periodo con i valori strutturali di medio-lungo periodo definiti nello scenario *EPC-WGA baseline 2018*.

Le ipotesi demografiche si basano sullo scenario centrale elaborato dall' Eurostat, con base 2015. Tale scenario prevede, per l'Italia: *i*) un flusso netto annuo di immigrati pari, mediamente, alle 190 mila unità (circa 120 unità in meno rispetto al precedente scenario demografico Europop con base 2013), con un profilo crescente fino al 2040 e decrescente successivamente; *ii*) un livello della speranza di vita al 2070 pari a 86,9 anni per gli uomini e a 90,9 anni per le donne; iii) un tasso di fecondità totale al 2070 pari a 1,66.

Per quanto riguarda le variabili macroeconomiche, per il biennio 2016-2017, sono stati recepiti i dati di contabilità nazionale, e per il quadriennio 2018-2021, sono state adottate le proiezioni di crescita, sia a prezzi costanti che a prezzi correnti, del quadro macroeconomico tendenziale del DEF 2018. Per il periodo successivo, sono state confermate le ipotesi strutturali dello scenario EPC-WGA

[12] Le previsioni sono elaborate nel presupposto che, come già effettuato in sede di NTI alla legge di bilancio 2017, l'istituto dell'anticipo finanziario a garanzia pensionistica (c.d. APE di mercato) sia qualificato e classificato in Contabilità nazionale quale prestito e non come trasferimento monetario diretto a famiglie.

[13] European Commission,(2017), The 2018-Ageing Report: Underlying assumptions and projections methodologies, European Economy, Institutional Papers, n. 65 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf).

baseline 2018 opportunamente raccordate, nella fase transitoria, con le dinamiche di breve periodo[14].

Le dinamiche strutturali delle variabili del quadro macroeconomico prevedono un tasso di variazione medio annuo della produttività reale crescente fino al 2045, dove si attesta su un valore attorno all'1,6 per cento per poi scendere a circa 1,5 per cento alla fine del periodo di previsione. Sul fronte occupazionale, il tasso di occupazione nella fascia di età [15-64] è previsto crescere dal 57,2 del 2016 al 62,3 per cento del 2070. L'interazione delle suddette ipotesi con le dinamiche demografiche determina un tasso di crescita del PIL reale che si attesta, nel periodo 2022-2070, attorno allo 0,9 per cento medio annuo.

La revisione al ribasso delle proiezioni di crescita rispetto alle precedenti ipotesi di simulazione del DEF 2017 è molto significativa. Si consideri che, nell'orizzonte di proiezione comune, 2015-2060, il tasso di crescita medio annuo del PIL nelle proiezioni del DEF 2017 si attestava attorno all'1,5 per cento, mentre nelle nuove proiezioni esso scende allo 0,9 per cento.

A partire dal 2022, il deflatore del PIL e il tasso di inflazione sono assunti pari al 2,0 per cento.

Le previsioni riportate sono aggiornate sulla base del quadro normativo vigente e tengono conto degli interventi normativi adottati con la legge di bilancio 2018-2020[15].

In particolare, per quanto riguarda la spesa pensionistica, le previsioni per l'anno 2018 e successivi vengono effettuate ipotizzando che l'istituto dell'anticipo finanziario a garanzia pensionistica (cosiddetto APE di mercato), introdotto dalla Legge di Bilancio 2017-2019[16] sia qualificato e classificato in contabilità nazionale quale prestito e non come trasferimento monetario alle famiglie.

Le proiezioni della spesa pensionistica, inoltre, tengono conto degli interventi normativi relativi alla Legge di Bilancio 2018-2020 che, nel complesso, non hanno effetti significativi sull'aggregato. Tra questi, si considerano le misure che hanno escluso alcune specifiche categorie di lavoratori addetti a lavorazioni particolarmente faticose e pesanti dall'incremento, in linea con l'aumento dell'aspettativa di vita, dei requisiti di accesso al pensionamento di 5 mesi che decorrerà dal 1 gennaio 2019 e che porterà l'età anagrafica per l'accesso alla pensione di vecchiaia a 67 anni. Inoltre, vengono inglobati gli interventi normativi che riguardano gli adeguamenti dei requisiti di accesso al pensionamento dei bienni successivi al 2019, che non potranno recepire incrementi dell'aspettativa di vita superiori ai 3 mesi[17].

Per quanto riguarda la spesa sanitaria, la previsione sconta gli effetti finanziari dello slittamento al 2018 degli aumenti contrattuali e dei relativi

[14] Le differenze occupazionali evidenziate nel 2021, nel confronto fra lo scenario EPC-WGA baseline e lo scenario macroeconomico di breve periodo del DEF 2018, sono state progressivamente azzerate. In particolare, sia i tassi di attività sia i tassi di disoccupazione sono stati gradualmente riallineati nei successivi 5 anni. Per quanto riguarda la dinamica della produttività, le ipotesi dello scenario EPC-WGA baseline sono state confermate a partire dal 2022.

[15] Legge n.205/2017

[16] Legge n. 232/2016

[17] Nel caso in cui l'aspettativa registrasse incrementi superiori ai 3 mesi, i mesi eccedenti verranno recuperati nel biennio immediatamente successivo. In caso di decrementi nell'aspettativa di vita non si procederà ad alcun adeguamento ma gli stessi verranno portati in diminuzione dagli eventuali incrementi che si dovessero registrare nei bienni successivi.

arretrati previsti dalla Legge di Bilancio 2017 nonché gli incrementi aggiuntivi per il rinnovo contrattuale del personale dipendente e in convenzione[18] stanziati dalla Legge di Bilancio 2018.

In materia di ammortizzatori sociali, la previsione tiene conto del progressivo esplicarsi degli effetti di potenziamento delle tutele stabilito con la legislazione a supporto del Jobs Act[19].

Con riferimento al sistema scolastico, la previsione tiene conto dello slittamento al 2018 degli incrementi contrattuali e degli arretrati previsti dalla Legge di Bilancio 2017 nonché degli incrementi contrattuali aggiuntivi previsti dalla Legge di Bilancio 2018.

Relativamente alle singole componenti della spesa *age-related*, a partire dal 2015, in presenza di un andamento di crescita più favorevole del quadro macroeconomico e della prosecuzione graduale del processo di innalzamento dei requisiti minimi di accesso al pensionamento, il rapporto fra spesa pensionistica e PIL decresce per circa un quinquennio fino a raggiungere il 15,1 per cento attorno al 2020. Successivamente, il rapporto riprende a crescere raggiungendo il 18,4 per cento attorno al 2040. Nella fase finale del periodo di previsione, il rapporto spesa/PIL si riduce rapidamente, attestandosi al 14,9 per cento nel 2060 e al 13,8 per cento nel 2070.

Va sottolineato che il picco di spesa pensionistica del 2040 risulta sensibilmente meno elevato secondo lo Scenario Nazionale elaborato dalla Ragioneria Generale dello Stato e illustrato nella sezione II del DEF 2018, secondo cui tale picco sarebbe pari al 16,2 per cento del PIL - ovvero solo 1,1 punti di PIL al disopra del livello previsto per il 2021[20].

Per quanto riguarda la spesa sanitaria, la previsione è stata effettuata sulla base della metodologia del *reference scenario*[21] la quale recepisce, oltre agli effetti derivanti dall'invecchiamento demografico, anche gli effetti indotti da ulteriori fattori esplicativi in grado di incidere significativamente sulla dinamica della spesa sanitaria. Dopo una fase iniziale di riduzione per effetto delle misure di contenimento della dinamica della spesa, la previsione del rapporto fra spesa sanitaria e PIL presenta un profilo crescente a partire dal 2022 e si attesta attorno al 7,7 per cento nel 2060 e al 7,6 per cento nel 2070.

[18] Si rinvia, per maggior informazioni, all'analisi di dettaglio contenuta nel DEF 2018, sez. II.
[19] Decreti legislativi attuativi della Legge n. 183/2014.
[20] Cfr. anche: Ragioneria Generale dello Stato, Le Tendenze di Medio-Lungo Periodo del Sistema Pensionistico e Socio-Sanitario, Nota di Aggiornamento n.18, ottobre 2017.
[21] Il *reference scenario*, applicato dal 2022, prevede, in particolare, per la componente *acute* della spesa sanitaria: i) l'applicazione 'parziale' della metodologia del *dynamic equilibrium*, secondo cui gli incrementi di speranza di vita si traducono in anni vissuti in buona salute in misura pari al 50 per cento; ii) la dinamica del costo unitario (*unit cost*) agganciata' al PIL pro capite; iii) l'elasticità del costo unitario rispetto al PIL pro capite superiore all'unità (si riduce linearmente nel periodo di previsione passando dall'1,1 iniziale ad 1 nel 2070). Per la componente *Long Term Care* della spesa sanitaria il *reference scenario* prevede: i) l'applicazione 'parziale' della metodologia del *dynamic equilibrium* in linea con la componente *acute* della spesa sanitaria; ii) la dinamica del costo unitario 'agganciata' alla produttività; iii) l'elasticità del costo unitario alla produttività pari a 1,1 e che converge linearmente a 1 nel 2070.

TAVOLA IV.4 SPESA PER PENSIONI SANITÀ ASSISTENZA AGLI ANZIANI ISTRUZIONE E INDENNITÀ DI DISUCCUPAZIONE (2010-2070)

	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Spesa Totale	49,9	50,3	46,5	47,8	50,1	52,0	53,7	54,9	55,0	54,4	54,0	53,4	53,0
di cui:													
- Spesa age-related	27,5	27,9	26,6	27,2	28,4	29,6	30,5	30,8	30,1	28,9	28,1	27,3	26,8
Spesa pensionistica	14,8	15,7	15,1	15,8	16,7	17,8	18,4	18,2	17,2	15,8	14,9	14,2	13,8
Spesa sanitaria	7,1	6,7	6,3	6,5	6,7	7,0	7,2	7,5	7,6	7,7	7,7	7,6	7,6
di cui LTC - sanitaria	0,8	0,7	0,7	0,7	0,7	0,8	0,8	0,9	1,0	1,1	1,1	1,1	1,1
LTC socio/assistenziale	1,0	1,0	1,0	1,0	1,1	1,1	1,2	1,3	1,4	1,5	1,6	1,6	1,6
Spesa per istruzione	3,9	3,6	3,4	3,2	3,1	3,0	3,1	3,2	3,3	3,3	3,3	3,3	3,3
Indennità disoccupazione	0,7	0,9	0,8	0,7	0,7	0,7	0,6	0,6	0,6	0,6	0,6	0,6	0,6
- Spesa per interessi	4,3	4,1	3,5	4,2	5,3	6,0	6,7	7,6	8,5	9,0	9,4	9,6	9,7
Entrate Totali	45,6	47,7	45,1	46,5	46,5	46,4	46,4	46,4	46,4	46,4	46,4	46,4	46,4
di cui: Redditi proprietari	0,6	0,7	0,6	0,6	0,6	0,5	0,5	0,5	0,5	0,5	0,5	0,5	0,5
Tasso di crescita della produttività del lavoro	2,6	0,3	0,4	0,2	0,6	0,9	1,2	1,6	1,6	1,6	1,6	1,6	1,5
Tasso di crescita del PIL reale	1,7	1,0	1,3	0,4	0,3	0,3	0,5	1,1	1,3	1,6	1,2	1,4	1,1
Tasso di partecipazione maschile (20-64)	78,4	79,5	80,8	80,7	80,5	80,5	80,4	80,7	80,7	80,5	80,5	80,4	80,5
Tasso di partecipazione femminile (20-64)	54,6	57,8	60,9	62,9	63,8	64,3	64,5	64,6	64,7	64,7	64,7	64,7	64,8
Tasso di partecipazione totale (20-64)	66,3	68,6	70,8	71,8	72,2	72,5	72,6	72,8	72,8	72,8	72,8	72,8	72,9
Tasso di disoccupazione	8,4	11,9	9,7	8,8	8,5	8,1	7,8	7,6	7,4	7,4	7,3	7,3	7,3
Popolazione con 65+/totale popolazione	20,4	21,7	23,1	24,7	27,1	29,8	32,1	33,5	33,8	33,7	33,4	32,9	32,8
Indice di dipendenza degli anziani (65 e oltre/[20-64])	33,6	36,4	39,1	42,5	47,9	54,8	61,8	66,3	67,7	67,5	66,6	65,4	65,4

Note: Per il quadriennio 2018-2021, sono state adottate ipotesi di crescita in linea con le indicazioni del quadro macroeconomico di breve periodo definito per il programma di Stabilità 2018. Per il periodo successivo si adotta lo scenario che EPC-WGA ha predisposto per le previsioni di spesa *age-related* del round 2018. Fino al 2017, la spesa per prestazioni sociali è riferita ai dati di Contabilità Nazionale. Per il periodo 2018-2021, i valori di previsione sono in linea con quelli sottostanti la previsione del quadro di finanza pubblica. Le previsioni della spesa sanitaria e per l'assistenza di lungo termine sono effettuate con la metodologia del reference scenario. I dati della spesa sanitaria per il 2010 non scontano la diversa contabilizzazione degli interessi passivi, interamente esclusi dall'aggregato di spesa per un importo annuo compreso fra i 250-300 milioni. L'aggregato di spesa per istruzione comprende i livelli di istruzione ISCED 1-8 secondo la classificazione OECD (ISCED 2011 *level*) mentre non comprende la spesa per istruzione degli adulti (formazione permanente) e la scuola dell'infanzia (*pre-primary*). Gli arrotondamenti alla prima cifra decimale possono determinare incongruenze con i valori presentati in tabella

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

La componente socio-assistenziale della spesa pubblica per assistenza di lungo corso è composta per circa 4/5 dalle indennità di accompagnamento e per circa 1/5 dalle prestazioni socio-assistenziali erogate a livello locale[22]. Dopo una fase iniziale di sostanziale stabilità, la componente socio-assistenziale della spesa per

[22] Per quanto riguarda la proiezione delle indennità di accompagnamento, l'importo monetario della prestazione è stato agganciato alla dinamica del PIL pro-capite a partire dal 2023. L'elasticità del costo unitario al PIL pro-capite, differentemente dalle precedenti proiezioni che assumevano un parametro costante e unitario lungo tutto l'orizzonte previsivo, passa da 1,1 a 1 nel 2070. La proiezione delle prestazioni socio assistenziali erogate a livello locale, invece, è stata effettuata sulla base delle ipotesi del *reference scenario*, così come definito per la componente sanitaria della spesa LTC. Per maggiori dettagli, cfr. Ministero dell'economia e delle finanze-RGS (2017), Rapporto n. 18, capitolo 4.

LTC presenta un profilo crescente in termini di PIL, che si protrae per l'intero periodo di previsione, attestandosi all'1,6 per cento nel 2070.

La proiezione della spesa per ammortizzatori sociali in rapporto al PIL passa dallo 0,7 per cento del 2010 allo 0,8 per cento del 2016, per poi scendere gradualmente ed attestarsi su un valore di circa 0,6 a partire dalla seconda metà del periodo di previsione.

La proiezione della spesa per istruzione in rapporto al PIL[23] presenta un andamento gradualmente decrescente che si protrae per circa un quindicennio. A partire dal 2022 tale riduzione è essenzialmente trainata dal calo degli studenti indotto dalle dinamiche demografiche. Il rapporto riprende a crescere leggermente nella parte finale del periodo di previsione attestandosi attorno al 3,3 per cento nel 2070.

Sulla base delle nuove ipotesi demografiche e macroeconomiche, il totale della spesa connessa all'invecchiamento decresce da 27,9 per cento del PIL del 2015 al 26,6 per cento del 2020. Successivamente, l'aggregato di spesa aumenta gradualmente fino ad attestarsi al picco del 30,8 per cento del PIL nel 2045. Nell'ultima parte dell'orizzonte di previsione il rapporto torna a ridursi attestandosi al 26,8 per cento del PIL nel 2070.

FOCUS

Le tendenze di medio-lungo periodo delle spese pubbliche connesse all'invecchiamento e del sistema pensionistico italiano

Le previsioni di medio lungo periodo delle spese *age-related* (pensioni, sanità, *long term care*, ammortizzatori sociali e istruzione) funzionali alla valutazione della sostenibilità delle finanze pubbliche sono elaborate sulla base dello scenario definito in sede di EPC-WGA (Economic policy Committee - Working Group on Ageing). Come è noto l'esercizio triennale di previsione in EPC-WGA è finalizzato a supportare in modo coordinato e omogeneo l'analisi della sostenibilità delle finanze pubbliche dei diversi Paesi europei nell'ambito del Patto di Stabilità e Crescita.

Come già rappresentato in sede di Nota di Aggiornamento del DEF 2017[24], lo scenario elaborato per il round di previsione 2018 presenta per l'Italia significativi peggioramenti rispetto al precedente round del 2015. Questi sono da ascrivere alla revisione del quadro demografico da parte di Eurostat e all'aggiornamento delle ipotesi di natura macroeconomica[25].

La revisione delle ipotesi di scenario, particolarmente incisive sul versante della produttività e dei flussi migratori, comportano un rilevante contenimento delle prospettive di crescita del nostro paese: il tasso di crescita del PIL potenziale registra una riduzione media di circa

[23] La definizione di spesa per istruzione concordata in ambito EPC-WGA comprende i livelli di istruzione ISCED da 1 a 8 secondo la classificazione ISCED 2011, escludendo la scuola dell'infanzia (*pre-primary*), che corrisponde al livello ISCED 0, e la formazione permanente (Cfr. European Commission, Special Report n°1/2006). L'aggregato di spesa è costruito sui dati di fonte UNESCO/OECD/EUROSTAT (UOE). La previsione recepisce i dati UOE aggiornati all'anno finanziario 2014.

[24] Come già anticipato in sede di DEF 2017 (Sezione I, Programma di Stabilità per l'Italia, 2017), e dettagliatamente illustrato nel Rapporto n. 18, "Le tendenze di medio lungo periodo del sistema pensionistico e socio-sanitario" del Dipartimento della Ragioneria generale dello Stato, nelle relative "Anticipazioni" e nella Nota di aggiornamento del Rapporto n. 18, la contrazione della dinamica strutturale della crescita economica del nostro paese, che emerge dall'aggiornamento delle ipotesi di scenario, si traduce in un peggioramento della previsione delle principali componenti di spesa pubblica age-related in rapporto al PIL e, in particolare, della spesa pensionistica.

[25] Tra le ipotesi di natura macroeconomica, rilevano, in via aggiuntiva alle conseguenze derivanti dalla nuova base demografica, l'applicazione della metodologia definita in ambito OGWG (Output Gap Working Group), ed approvata da EPC, per l' estrapolazione al decennio (T+10) per quanto attiene alla produttività totale dei fattori (PTF), nonché la revisione, in senso negativo, dell'ipotesi relativa al tasso di disoccupazione strutturale.

0,7 punti percentuali annui nell'intero periodo 2016-2060, passando da un livello medio annuo di circa 1,4 per cento del precedente round 2015 (sostanzialmente in linea con la media UE) a circa 0,7 per cento, un livello all'incirca pari alla metà della media UE secondo gli scenari aggiornati (EPC-WGA 2018)[26], e attestandosi in media attorno allo 0,8 per cento nell'intero periodo di previsione 2016-2070.

Sulla base degli scenari definiti in ambito EPC-WGA, il totale della spesa pubblica connessa all'invecchiamento in rapporto al PIL registra un incremento, rispetto al livello del 2015, di circa 3 punti percentuali alla fine dei primi trent'anni del periodo di previsione (Figura R1). Tale aumento è ascrivibile per 2,6 punti percentuali alla spesa pensionistica, che raggiunge il valore di maggiore incidenza sul PIL, pari al 18,4 per cento, nel 2042, per circa 0,7 punti percentuali alla spesa sanitaria e per circa 0,3 punti percentuali alla spesa per LTC, a fronte di una riduzione della spesa per istruzione e per ammortizzatori sociali in rapporto al PIL.

Rispetto ai livelli previsti nel 2045, l'incidenza della spesa pubblica *age-related*, si riduce progressivamente di circa 4 punti percentuali di PIL al 2070, per effetto della riduzione dell'incidenza della spesa pensionistica in rapporto al PIL, che si porta al 17,2 nel 2050 e al 13,8 per cento nel 2070. La rapida riduzione del rapporto fra spesa pensionistica e PIL nella fase finale del periodo di previsione è determinata dall'applicazione generalizzata del calcolo contributivo che si accompagna alla stabilizzazione, e alla successiva inversione di tendenza, del rapporto fra numero di pensioni e numero di occupati. Tale andamento è dovuto sia all'adeguamento automatico dei requisiti minimi di pensionamento in funzione della speranza di vita sia alla progressiva uscita delle generazioni del baby boom.

La curva in grassetto della Figura R2 mostra la previsione della spesa pensionistica in rapporto al PIL elaborata, a normativa vigente, sulla base del nuovo scenario EPC-WGA Baseline ponendola a confronto con quella che si sarebbe avuta sulla base di assetti normativi antecedenti i principali interventi di riforma. Ad eccezione delle misure adottate con la Legge di Bilancio 2017[27], gli interventi di riforma che si sono succeduti a partire dal 2004 hanno prodotto importanti effetti di contenimento. Cumulativamente, la minore incidenza della spesa pensionistica in rapporto al PIL ammonta ad oltre 60 punti percentuali di PIL fino al 2050[28], di cui circa un 1/3 è da ascrivere alla riforma introdotta con la Legge n. 214/2011.

La previsione, a normativa vigente, della spesa pensionistica sconta gli effetti delle misure contenute negli interventi di riforma adottati negli ultimi venti anni. Si fa riferimento, in particolare, all'applicazione del regime contributivo (Legge n. 335/1995) e alle nuove regole introdotte con la Legge n. 214/2011 che, elevando i requisiti di accesso per il pensionamento di vecchiaia ed anticipato, ha migliorato in modo significativo la sostenibilità del sistema pensionistico nel medio-lungo periodo. Il processo di riforma ha previsto altresì l'estensione, a partire dal 2012, del regime contributivo a tutti i lavoratori. Infine, a partire dal 2013, tutti i requisiti di età (inclusi quelli per l'accesso all'assegno sociale) e quello contributivo per l'accesso al pensionamento anticipato indipendentemente dall'età anagrafica sono periodicamente indicizzati alle variazioni della speranza di vita, misurata dall'ISTAT. Con medesima periodicità ed analogo procedimento è previsto, inoltre, l'adeguamento dei coefficienti di trasformazione in funzione delle probabilità di sopravvivenza. Entrambi gli adeguamenti sono effettuati ogni tre anni dal 2013 al 2019, ed ogni due anni successivamente, secondo un procedimento che rientra interamente nella

[26] European Commission,(2017), 'The 2018-Ageing Report: Underlying assumptions and projections methodologies, European Economy', Institutional Papers, n. 65 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf).

[27] Sulla base delle stime e dei presupposti indicati nella relazione tecnica al medesimo provvedimento, le suddette misure determinano una maggiore incidenza della spesa pensionistica in rapporto al PIL crescente fino a 0,14 punti percentuali di PIL nel 2021 per poi attestarsi attorno a 0,1 punti percentuali di PIL per gli anni successivi.

[28] L'età media al pensionamento (pensionamento di vecchiaia ed anticipato) aumenta da 60-61 del periodo 2006-2010 a circa 64 anni del 2020, 67 del 2040 e circa 68 nel 2050.

sfera di azione amministrativa, garantendo la certezza delle date prefissate per le future revisioni[29].

FIGURA R1 - PREVISIONE DELLA SPESA PUBBLICA AGE-RELATED (pensioni, sanità, ITC, scuola ed ammortizzatori sociali) IN PERCENTUALE DEL PIL - SCENARIO BASELINE EPC-WGA 2018


35
30
25
20
15
10
5
0
2016
2022
2028
2034
2040
2046
2052
2058
2064
2070
Pensioni
Sanità
Long Term Care
Istruzione
Sussidi di disoccupazione

Note: Lo scenario EPC-WGA Baseline recepisce, nel breve periodo, le indicazioni del quadro tendenziale dell'Aggiornamento del Programma di Stabilità 2018.
Fonte: Modello di previsione di lungo periodo della Ragioneria Generale dello Stato.

Già in sede di Nota di Aggiornamento al DEF 2017[30] si è comunque evidenziato che l'adozione di ipotesi macroeconomiche più favorevoli rispetto a quelle approvate dal Comitato di Politica Economica per l'esercizio triennale di EPC-WGA (2018) comporterebbe una minore crescita dell'incidenza in rapporto al PIL della spesa pensionistica (e della spesa *age-related* nel complesso), come anche illustrato nell'apposito riquadro della sezione II del DEF 2018, relativo al cosiddetto Scenario Nazionale.

[29] L'adeguamento dei requisiti avente decorrenza 2016 (4 mesi ulteriori), in ottemperanza al dettato normativo (articolo 12, comma 12-bis, del decreto legge 31 maggio 2010, n. 78, convertito con modificazioni con Legge 30 luglio 2010 n. 122) è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con Decreto Direttoriale del 16 dicembre 2014, pubblicato in GU il 30 dicembre 2014 e quello dei coefficienti di trasformazione con Decreto Direttoriale del 22 giugno 2015, pubblicato in GU il 6 luglio 2015. L'adeguamento dei requisiti avente decorrenza 2019 (5 mesi ulteriori), in ottemperanza al dettato normativo è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con Decreto Direttoriale del 5 dicembre 2017, pubblicato in GU il 12 dicembre 2017, mentre per l'adeguamento dei coefficienti di trasformazione, con il relativo Decreto Direttoriale, è in corso di espletamento la relativa procedura amministrativa.

[30] Per un maggiore dettaglio circa l'illustrazione e l'analisi delle coerenze interne tra lo scenario di medio-lungo periodo EPC-WGA e lo scenario nazionale si fa rinvio al citato Rapporto n. 18, 'Le tendenze di medio lungo periodo del sistema pensionistico e socio-sanitario' del Dipartimento della Ragioneria Generale dello Stato, relative 'Anticipazioni' e, da ultimo, alla Nota di aggiornamento del Rapporto n. 18.

FIGURA R2 - SPESA PUBBLICA PER PENSIONI IN RAPPORTO AL PIL SOTTO DIFFERENTI IPOTESI NORMATIVE


22
21
20
19
18
17
16
15
14
13
12
% del PIL
2007 2011 2015 2019 2023 2027 2031 2035 2039 2043 2047 2051 2055 2059
Normativa vigente
Normativa antecedente la L 232/2016
Normativa antecedente il DL 201/2011
Normativa antecedente il DL 98/2011
Normativa antecedente il DL 78/2010
Normativa antecedente la L 243/2004

Note: Lo scenario EPC-WGA Baseline recepisce, nel breve periodo, le indicazioni del quadro tendenziale dell'Aggiornamento del Programma di Stabilità 2018.
Fonte: Modello di previsione di lungo periodo della Ragioneria Generale dello Stato.

Gli indicatori di sostenibilità fiscale

Gli indicatori di medio e lungo periodo (S1 e S2) consentono di valutare l'impatto della dinamica delle spese connesse all'invecchiamento della popolazione sulla sostenibilità fiscale di medio-lungo periodo.

L'indicatore di medio periodo, S1, misura l'aggiustamento del saldo primario strutturale da realizzare in termini cumulati nei cinque anni successivi all'ultimo anno di previsione del DEF 2018, in modo da garantire, se mantenuto costante negli anni successivi, di raggiungere un livello di debito/PIL pari al 60 per cento entro il 2031, e ripagare i costi di invecchiamento.

L'indicatore di sostenibilità di lungo periodo, S2, mostra l'aggiustamento fiscale in termini di saldo primario strutturale che, se realizzato e mantenuto dall'ultimo anno di previsione di questo documento in poi, consentirebbe di conservare l'equilibrio intertemporale di bilancio su un orizzonte infinito.

Entrambi gli indicatori sono basati sulle previsioni di crescita e di saldi di bilancio tendenziali del DEF 2018 e incorporano le proiezioni a medio-lungo termine delle spese connesse all'invecchiamento.

Più alti e positivi i valori degli indicatori di sostenibilità S1 e S2, maggiore è l'aggiustamento fiscale necessario e quindi il rischio di sostenibilità. A parità di altre condizioni, più alta è la proiezione delle spese connesse all'invecchiamento e più difficile risulta il mantenimento del vincolo di bilancio intertemporale, poiché si richiederebbero avanzi primari molto consistenti.

La Tavola IV.5 riporta i risultati degli indicatori S1 e S2 e delle rispettive componenti per gli ultimi Programmi di Stabilità e per il recente *Debt*

Sustainability Monitor 2017[31]. Per il 2018, si evidenzia un peggioramento del valore di S1 rispetto ai documenti precedenti imputabile in larga misura all'aggiornamento delle proiezioni demografiche e alla revisione delle ipotesi macroeconomiche[32].

La scomposizione di S1 per sotto-componenti mostra che il valore relativo alla misura dell'aggiustamento necessario a stabilizzare il rapporto debito/PIL al livello di partenza si mantiene negativo (e pari a 1,6 punti di PIL). Pertanto, sulla base di questa componente, il livello dell'avanzo primario strutturale conseguito nello scenario a legislazione vigente sarebbe sufficiente a stabilizzare il debito al livello del 2021, controbilanciando sia le tendenze all'aumento che possono scaturire dalle spese connesse all'invecchiamento sia il cumulo della spesa per interessi.

Per contro, la componente che incide negativamente sull'indicatore è quella che misura l'aggiustamento necessario per ridurre il rapporto debito/PIL dal suo livello iniziale al 60 per cento nel 2031. Tale componente presuppone un aggiustamento fiscale pari al 5,6 per cento del PIL. Il valore complessivo dell'indicatore è 6,4 per cento, superiore alla soglia di 2,5, al di sopra della quale un paese è considerato ad alto rischio nel medio periodo.

TAVOLA IV.5: INDICATORI DI SOSTENIBILITÀ (punti di PIL)

	DEF 2018	DSM 2017	DEF 2017	2015 Sustainability Report	DEF 2016	DBP 2015
Indicatore S1						
Aggiustamento totale	6,4	6,7	3,9	4,2	3,9	1,7
di cui:						
per la stabilizzazione del rapporto debito/PIL	-1,6	0,4	-2,8	-1,4	-2,8	-3,1
per il ritardo dell'aggiustamento	1,4	1,1	0,7	0,7	0,7	0,0
per raggiungere il target del 60%	5,6	5,1	5,6	5,1	5,6	4,7
per costi di invecchiamento	1,0	0,1	0,3	-0,2	0,3	0,1
Indicatore S2						
Aggiustamento totale	0,2	0,6	-1,9	-0,9	-1,9	-2,4
di cui:						
per la stabilizzazione del rapporto debito/PIL	-1,3	0,5	-2,0	-0,8	-2,0	-2,4
per costi di invecchiamento	1,5	0,1	0,1	-0,1	0,1	0,0

Fonte: Elaborazione MEF

Il valore complessivo dell'indicatore S2 è pari a 0,2 per cento, inferiore alla soglia del 2 per cento, sotto alla quale un paese è considerato a basso rischio nel lungo periodo. Per quanto riguarda le sotto-componenti di S2, il valore relativo alla componente che misura l'aggiustamento necessario a stabilizzare il rapporto debito/PIL al livello del 2021 si mantiene negativo (pari a -1,3 punti di PIL),

[31] European Commission, 2017, Debt Sustainability Monitor 2017, institutional Papers 071. January 2018. Disponibile su: https://ec.europa.eu/info/sites/info/files/economy-finance/ip071_en.pdf

[32] Un esercizio controfattuale mostra come, *coeteris paribus*, applicando le nuove proiezioni demografiche Eurostat con base 2015 e le nuove proiezioni macroeconomiche approvate da EPC WGA al quadro di finanza pubblica del DEF 2017 dello scorso aprile si avrebbe un significativo peggioramento degli indicatori di sostenibilità. L'indicatore S1 passerebbe da 3,9 per cento del PIL a 5,1 per cento, mentre S2 da -1,9 a 0,5 per cento.

coeteris paribus, segnalando la capacità delle finanze pubbliche italiane, date le condizioni di bilancio previste, di fare fronte al cumulo della spesa per interessi in rapporto al PIL attesa nel lungo periodo.

L'analisi di sensitività della dinamica del debito nel lungo periodo

In linea con la metodologia utilizzata dalla Commissione Europea, lo scenario di base per la proiezione del rapporto debito/PIL nel lungo periodo assume che le entrate fiscali si mantengano costanti in rapporto al PIL, al livello del 2021, lungo tutto l'orizzonte di previsione. La spesa pubblica, invece, varia in funzione della dinamica delle spese connesse con l'invecchiamento della popolazione descritte sopra. Il deflatore del PIL converge al 2,0 per cento dal 2024 e il tasso di interesse reale, partendo dal livello del 2021, converge al 3,0 per cento in dieci anni[33]. Sulla base di queste assunzioni, il rapporto debito/PIL dello scenario tendenziale del DEF 2018 viene proiettato fino al 2070.

Come mostrato dalla figura IV.4, le proiezioni di lungo periodo del debito/PIL nello scenario di riferimento del DEF 2018 presentano una dinamica crescente che prevede che il debito salga a circa il 200 per cento del PIL nel 2070. Si tratta di un forte peggioramento in confronto sia alle proiezioni del DEF 2017 sia rispetto alle proiezioni dello scenario nazionale[34].

Come più volte evidenziato, l'aggiornamento dello scenario demografico congiuntamente alla revisione delle ipotesi macroeconomiche ha contribuito sensibilmente a modificare le dinamiche attese del rapporto debito/PIL rispetto a precedenti esercizi di simulazione.

Sulla base delle ipotesi sottostanti il DEF 2017, il rapporto debito/PIL avrebbe presentato una dinamica nettamente decrescente da qui al 2060, scendendo sotto la soglia del 60 per cento nel 2053.

A questo riguardo, nonostante l'aggiornamento delle ipotesi macroeconomiche sottostanti e il differente set di proiezioni demografiche, lo scenario nazionale aggiornato[35] presenta un andamento poco dissimile da quello

[33] European Commission, 2017, The 2018 Ageing Report: Underlying assumptions and Projection Methodologies, European Economy, Institutional Papers, n. 65 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf).

[34] Le proiezioni di lungo periodo dello scenario nazionale si basano, per quanto concerne le ipotesi demografiche, sullo scenario mediano ISTAT, con base 2016. Tale scenario prevede: i) un flusso netto annuo di immigrati pari, mediamente, alle 152 mila unità con un profilo lievemente decrescente; ii) un livello della speranza di vita al 2070 pari a 86,5 anni per gli uomini e a 90,6 anni per le donne; iii) un tasso di fecondità totale al 2070 pari all'1,59. Per quanto riguarda le variabili macroeconomiche, per il biennio 2016-2017, sono stati recepiti i dati di contabilità nazionale, e per il quadriennio 2018-2021, sono state adottate le proiezioni di crescita, sia a prezzi costanti che a prezzi correnti, del quadro macroeconomico tendenziale del DEF 2018. Per il periodo successivo, il quadro macroeconomico dello scenario nazionale sconta un tasso di crescita della produttività che gradualmente aumenta dallo 0,4 per cento del 2020 fino al picco dell'1,7 per cento del 2045 per poi scendere all'1,5 nell'ultima parte dell'orizzonte di previsione. Il tasso di attività, nella fascia di età 20-64 anni aumenta dal 68,6 per cento del 2015 al 78,1 per cento del 2070, mentre, alla fine del periodo di previsione, il tasso di disoccupazione converge al 5,5 per cento. Sulla base di tali ipotesi demografiche e macroeconomiche, il tasso di crescita del PIL reale si attesta intorno all'1,2 per cento medio annuo, nel lungo periodo, con un profilo tendenzialmente crescente nel primo decennio, decrescente nel ventennio successivo e in leggera ripresa nell'ultima parte del periodo di previsione. Per ulteriori dettagli si veda RGS, 2017, Rapporto sulle Tendenze di Medio-Lungo Periodo del Sistema Pensionistico e Socio-Sanitario, n.18 (http://www.rgs.mef.gov.it/_Documenti/VERSIONE-I/Attivit--i/Spesa-soci/Attivita_di_previsione_RGS/2017/Rapporto_n._18_-_Nota_Aggiornamento.pdf).

[35] Nello scenario nazionale aggiornato, per le spese connesse all'invecchiamento, vengono recepite gli aggiornamenti di contabilità nazionale e le proiezioni a legislazione vigente sottostanti il presente DEF. Pertanto,

del DEF 2017, in forza del fatto che, nel periodo 2021-2060, non si riscontrano differenze tra la media delle spese per sanità, assistenza, istruzione e ammortizzatori sociali (espresse in percentuale del PIL) rispetto alle rispettive proiezioni dello scorso anno. Per contro, la spesa pensionistica in rapporto al PIL nel periodo 2021-2060 risulta essere solo marginalmente superiore (0,2 punti di PIL) a quella delle previsioni dello scorso anno.

Nello scenario nazionale, il rapporto debito/PIL continuerebbe a ridursi attestandosi al di sotto della soglia del 60 per cento nel 2065.

Al fine di testare la robustezza della previsione del rapporto debito/PIL di lungo periodo nello scenario di riferimento del DEF 2018, a fronte dell'incertezza che lo caratterizza, vengono costruiti alcuni scenari di sensitività che misurano la risposta del rapporto debito/PIL a *shock* di natura demografica, macroeconomica e fiscale. Gli scenari che seguono replicano alcune delle ipotesi sottostanti gli esercizi di sensitività presentati nell'ultimo *2018 Ageing Report* della Commissione Europea.

FIGURA IV.4: RAPPORTO DEBITO/PIL SCENARI DI PROIEZIONE A CONFRONTO (in percentuale del PIL)


DEF 2018 Baseline
DEF 2017
Scenario Nazionale
in % del PIL
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

il rapporto fra spesa pensionistica e PIL decresce, a partire dal 2015, per circa un quinquennio fino a raggiungere il 15,1 per cento attorno al 2020. Successivamente, il rapporto riprende a crescere raggiungendo il 16,2 per cento attorno al 2045. Nella fase finale del periodo di previsione, il rapporto spesa/PIL si riduce rapidamente, attestandosi al 14,0 per cento nel 2060 e al 13,1 per cento nel 2070. A partire dal 2015, dopo una fase iniziale di riduzione per effetto delle misure di contenimento della dinamica della spesa, la previsione del rapporto fra spesa sanitaria e PIL presenta un profilo crescente a partire dal 2025 e si attesta attorno al 7,7 per cento nel 2060 e al 7,6 per cento nel 2070. Dopo una fase iniziale di sostanziale stabilità, la componente socio-assistenziale della spesa per LTC presenta un profilo crescente in termini di PIL, che si protrae per l'intero periodo di previsione, attestandosi all'1,5 per cento nel 2070. La proiezione della spesa per ammortizzatori sociali in rapporto al PIL decresce linearmente passando dallo 0,9 per cento del 2015 allo 0,4 per cento del PIL dal 2050 in poi. Infine, a partire dal 2015, la spesa per istruzione presenta un andamento gradualmente decrescente che si protrae per circa un quindicennio per poi attestarsi intorno a valori prossimi al 3,0 per cento del PIL.

Simulazioni rispetto alle variabili demografiche

L'invecchiamento della popolazione rappresenta uno degli aspetti più critici che l'Italia dovrà affrontare nel corso dei prossimi decenni. A questo riguardo, assume particolare importanza valutare adeguatamente il peso dei flussi migratori attesi misurando il loro impatto sulle finanze pubbliche italiane.

In linea con le ipotesi concordate in seno ad EPC-WGA e sulla base di uno scenario demografico elaborato *ad hoc* da Eurostat, l'esercizio ipotizza due scenari alternativi per il periodo 2022-2070: i) una diminuzione del 33 per cento del flusso netto medio annuo di immigrati rispetto all'ipotesi base, a partire dal 2018; e ii) un aumento del 33 per cento del flusso netto di immigrati, ancora a partire dal 2018.

L'evoluzione del debito pubblico nei due scenari alternativi è confrontata con quella dello scenario di riferimento nella Figura IV.5. A parità di saldo primario strutturale del 2021 e dato il livello del debito iniziale di partenza, un aumento del flusso netto migratorio del 33 per cento a partire dal 2018 permetterebbe di diminuire sensibilmente il rapporto debito/PIL rispetto al *baseline*, con una riduzione media di circa 19 punti di PIL nel periodo 2018-2070. Per contro, la diminuzione del flusso netto migratorio dal 2018 avrebbe l'effetto di incrementare il debito, con un aumento medio rispetto al baseline di circa 22 punti di PIL tra il 2018 e il 2070.

FIGURA IV.5: SENSITIVITA' DEL DEBITO PUBBLICO A UN AUMENTO/RIDUZIONE DEL FLUSSO NETTO DI IMMIGRATI (in percentuale del PIL)


300
250
200
150
100
50
0
Baseline
immigrazione netta-33%
immigrazione netta+33%
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

L'evoluzione del debito pubblico viene analizzata andando a considerare due ulteriori ipotesi di carattere demografico. In primo luogo, si considera uno scostamento dallo scenario baseline dovuto alla progressiva riduzione del tasso di fertilità del 20 per cento a partire dal 2018. In questo scenario, l'effetto che si osserva è un aumento del rapporto debito/PIL che, in media, nell'orizzonte 2018-2070 è pari a 6,1 punti di PIL ma crescente a fine periodo.

In secondo luogo, si considera uno scenario che sconta l'ipotesi di un progressivo incremento della speranza di vita alla nascita la quale aumenta di circa 2 anni nel 2070 rispetto all'ipotesi dello scenario di riferimento. Sotto questa ipotesi, il rapporto debito/PIL si riduce, negli anni 2018-2070, in media di 6 punti di PIL rispetto allo scenario base.

FIGURA IV.6: SENSITIVITÀ DEL DEBITO PUBBLICO A UN AUMENTO DELLA SPERANZA DI VITA E A UNA RIDUZIONE DEL TASSO DI FERTILITÀ (in percentuale del PIL)


300
250
200
150
100
50
0
Baseline
Aumento speranza di vita alla nascita (+2 2070)
Fertilità -20%
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Simulazioni rispetto alle variabili macroeconomiche

L'analisi di sensitività sulle variabili macroeconomiche mira a testare la robustezza delle proiezioni del rapporto debito/PIL rispetto a ipotesi alternative su dinamiche più o meno favorevoli della *Produttività Totale dei Fattori* (TFP - *Total Factor Productivity*), del tasso di occupazione totale e del tasso di interesse reale.

Relativamente alla TFP, l'esercizio di simulazione prevede due scenari alternativi in cui si assume che la crescita della TFP sia, rispettivamente, più alta o più bassa di 0,4 punti percentuali (gradualmente a partire dal 2026 e a regime dal 2045) rispetto al dato dello scenario di base.

L'impatto sulla sostenibilità di una migliore (peggiore) dinamica della TFP risulta abbastanza ridotto nel breve e medio periodo ma diviene consistente su un orizzonte più lungo (Figura IV.7). In caso di bassa crescita della TFP, il rapporto debito/PIL registrerebbe, nel periodo 2018-2070, valori superiori al baseline pari in media al 30 per cento del PIL, mentre nel caso di alta crescita della TFP il debito si ridurrebbe in media del 24 per cento del PIL vis-à-vis lo scenario *baseline*.

FIGURA IV.7: SENSITIVITÀ DEL DEBITO PUBBLICO ALLE IPOTESI MACROECONOMICHE, MAGGIORE E MINORE CRESCITA DELLA PRODUTTIVITÀ TOTALE DEI FATTORI (in percentuale del PIL)


Baseline
Alta TFP +0,4pp
Bassa TFP -0,4pp
350
300
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Un altro scenario di simulazione assume che il tasso di occupazione, calcolato sulla popolazione 20-64, a partire dal 2018, venga aumentato/diminuito gradualmente, rispetto all'ipotesi base, fino a 2 punti percentuali nel 2030, e mantenuto tale per il resto del periodo. Nel caso di una diminuzione/aumento del tasso di occupazione, la dinamica del rapporto debito/PIL presenterebbe un profilo superiore/inferiore pari, in media, nel periodo 2018-2070, a circa 13 punti di PIL rispetto al *baseline* (Figura IV.8).

FIGURA IV.8: SENSITIVITÀ DEL DEBITO PUBBLICO ALLE IPOTESI MACROECONOMICHE, TASSO DI OCCUPAZIONE (in percentuale del PIL)


Baseline
Tasso di occupazione +2pp
Tasso di occupazione -2pp
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Gli scenari che misurano la sensitività del tasso di interesse reale assumono, invece, che il valore di convergenza di quest'ultimo espresso in termini reali e pari a 3 per cento nello scenario di base venga ridotto o aumentato di 1 punto percentuale nel 2031 e successivamente mantenuto tale fino alla fine dell'orizzonte di previsione. Stante l'ipotesi sulla crescita del deflatore del PIL che raggiunge il 2 per cento già nel 2024, ne risulta che il tasso di interesse nominale si attesta nei due scenari alternativi di simulazione rispettivamente al 4 e al 6 per cento.

Nell'ipotesi che il tasso di interesse nominale si attesti al 4 per cento, valore che, sulla base delle più recenti Previsioni di Autunno della Commissione Europea, sarebbe di poco superiore rispetto alla media del tasso di interesse implicito sullo stock di debito italiano registrato negli anni 2009-2019, che è pari a 3,6 per cento[36], il rapporto debito/PIL mostrerebbe una dinamica sostanzialmente stabile nel corso del periodo di previsione. In questo scenario, il rapporto debito/PIL negli anni 2021-2070 risulterebbe in media inferiore di circa 30 punti di PIL rispetto alle proiezioni baseline.

Per contro, nel caso in cui il tasso di interesse si attesti al 6 per cento, il rapporto debito/PIL aumenterebbe esponenzialmente, risultando, in media, superiore di circa 48 punti di PIL rispetto allo scenario di base negli anni 2021-2070.

FIGURA IV.9: SENSITIVITÀ DEL DEBITO PUBBLICO A VARIAZIONI DEL TASSO DI INTERESSE (in percentuale del PIL)


350
300
250
200
150
100
50
0
Baseline (tasso interesse nominale al 5%)
Tasso interesse nominale 6%
Tasso interesse nominale 4%
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

[36] Come desumibile sulla base delle 2017 Autumn Forecasts della Commissione Europea, General Government Data (https://ec.europa.eu/info/sites/info/files/economy-finance/ggd_i_autumn2017_en.pdf)

Simulazioni rispetto all'avanzo primario

Questa simulazione valuta la robustezza dei risultati di sostenibilità delle finanze pubbliche a fronte di un peggioramento dell'avanzo primario nel 2021. A tale fine, il valore dell'avanzo primario nello scenario di base del DEF, pari al 3,7 per cento del PIL nel 2021, viene ridotto di 1 e di 2 punti di PIL, scendendo, rispettivamente, al 2,7 e 1,7 per cento (Figura IV.10).

FIGURA IV.10: SENSITIVITA' DEL DEBITO PUBBLICO ALL'AVANZO PRIMARIO (in percentuale del PIL)


Baseline 3.7%
2.7%
1.7%
400
350
300
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

La dinamica del debito pubblico si modifica significativamente a seguito del peggioramento dell'avanzo primario al 2021 già per livelli al di sotto del 3,0 per cento del PIL. Si osserva infatti che, per un livello iniziale dell'avanzo primario ridotto di 1 punto di PIL, il debito presenta un profilo superiore al baseline di circa 34 punti in media negli anni 2021-2070. Nel caso in cui l'avanzo primario del 2021 fosse ridotto permanentemente di 2 punti di PIL rispetto al baseline, il rapporto debito/PIL aumenterebbe in media di 70 punti nel periodo 2021-2070.

Simulazioni rispetto alle riforme pensionistiche

Questa sezione presenta una valutazione prospettica degli effetti finanziari attribuibili all'intensa stagione di riforme previdenziali dell'ultimo ventennio. Tali riforme hanno significativamente contribuito a ridurre i costi attesi legati all'invecchiamento della popolazione.

A questo proposito, la Figura IV.11 descrive le implicazioni sul rapporto debito/PIL dei vari interventi normativi adottati dal 2004 sino all'ultimo intervento approvato con la Legge di Bilancio 2018[37], in virtù di un esercizio controfattuale che ridetermina il livello iniziale del debito e dell'avanzo primario nell'ipotesi di assenza della riforma pensionistica considerata.

[37] Legge n.205/2017.

FIGURA IV.11: L'IMPATTO DELLE RIFORME SUL RAPPORTO DEBITO/PIL (in percentuale del PIL)


Previsione a normativa vigente (baseline)
ante L 232/16
ante DL 201/11
ante L 243/04
ante DL 78/10
ante DL 98/11
350
300
250
200
150
100
50
0
2020
2024
2028
2032
2036
2040
2044
2048
2052
2056
2060

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Al netto delle misure approvate con la Legge di Bilancio 2018 e con quella del 2017, tutti i precedenti interventi di riforma, dal 2004 in poi, hanno comportato effetti strutturali e determinato, complessivamente, una progressiva riduzione dell'incidenza della spesa pensionistica in rapporto al PIL rispetto alle previsioni a legislazione previgente, impattando pertanto sul valore attuale dei flussi di spesa attesi (cfr. riquadro sulla riforma pensionistica).

I risultati mostrano che nello scenario che sconta l'assenza delle riforme adottate a partire dal 2004, il rapporto debito/PIL aumenterebbe lungo tutto l'orizzonte di previsione attestandosi su livelli permanentemente più alti rispetto a quelli dello scenario di riferimento, che invece incorpora gli effetti di tutte le riforme successivamente implementate.

Valutazione di sintesi

Le simulazioni qui riportate evidenziano l'importanza delle riforme operate sul sistema pensionistico dal 2004 in poi e del miglioramento del surplus primario di bilancio atteso per i prossimi anni ai fini della sostenibilità di lungo termine del debito pubblico. Inoltre, esse illustrano vividamente il ruolo dei fattori demografici e della crescita economica nel determinare la tendenza del rapporto debito/PIL nel lungo periodo. Infine, lo scenario basato su un minore livello dei rendimenti sui titoli di stato fornisce un messaggio rassicurante, atteso che la combinazione tra tassi di crescita dell'economia e tassi di interesse degli scenari europei EPC-WGA appare troppo pessimistica (livelli reali dei tassi pari a più del doppio del tasso di crescita reale dell'economia). Infatti, a parità di altre condizioni, un tasso d'interesse nominale del 4,0 per cento anziché del 5,0 per cento dà luogo ad un andamento decrescente del rapporto debito/PIL nei decenni finali della proiezione, a fronte di una crescita nominale del PIL del 3,1 per cento, che appare come un'ipotesi del tutto ragionevole.

FOCUS

Garanzie concesse dallo Stato

Al 31 dicembre 2017 lo stock di garanzie concesse dallo Stato ha raggiunto 63,3 miliardi, pari al 3,7 per cento del PIL. L'aumento di circa 22,6 miliardi rispetto l'anno precedente è ascrivibile prevalentemente alle maggiori garanzie a favore delle banche italiane (+16,1 miliardi includendo anche le GACS) e a quelle in favore delle piccole e medie imprese (+3,8 miliardi). Le garanzie relative alle emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A., quelle a favore delle famiglie per la prima casa e per rischi non di mercato in favore di SACE sono aumentate nel complesso di 3,2 miliardi rispetto al 2016. Le garanzie concesse ad istituti del settore finanziario, inclusive di banche, GACS e quelle relative alla Cassa Depositi e Prestiti, sono aumentate di 17,1 miliardi rispetto al 2016 e hanno raggiunto circa 25 miliardi, pari all'1,5 per cento del PIL.

TAVOLA R.1: GARANZIE PUBBLICHE (in milioni di euro)

	2017	
	Livello	in % del PIL
Stock garanzie	63.326	3,7
di cui: settore finanziario	*25.039*	*1,5*

All'ammontare complessivo hanno contribuito le seguenti componenti:

- *Fondo centrale di garanzia per le piccole e medie imprese*. È uno strumento di politica industriale del Ministero dello Sviluppo Economico che fruisce della garanzia dello Stato e opera attraverso tre distinte modalità di intervento: garanzia diretta, concessa alle banche e agli intermediari finanziari; controgaranzia su operazioni di garanzia concesse da Confidi e altri fondi di garanzia; cogaranzia concessa direttamente a favore dei soggetti finanziatori e congiuntamente ai Confidi e altri fondi di garanzia ovvero a fondi di garanzia istituiti nell'ambito dell'UE o da essa cofinanziati. Al 31 dicembre 2017, il debito residuo garantito risulta pari a circa 23.000 milioni.
- *TAV S.p.A.* Il Ministero dell'Economia e delle Finanze garantisce l'adempimento degli obblighi derivanti alle Ferrovie dello Stato S.p.A. nei confronti della TAV S.p.A., in relazione alla concessione, realizzazione e gestione del sistema Alta Velocità. Si tratta di una garanzia fideiussoria finalizzata a rendere possibile il reperimento sul mercato delle risorse finanziarie necessarie alla realizzazione della rete ad alta velocità. Al 31 dicembre 2017 il debito residuo garantito risulta pari a circa 1.531 milioni.
- *GACS (Garanzia sulla cartolarizzazione delle sofferenze)*. È uno strumento che il Tesoro mette a disposizione degli operatori del credito e della finanza per favorire lo smaltimento delle sofferenze bancarie. Lo Stato garantisce soltanto le *tranche senior* delle cartolarizzazioni, cioè quelle più sicure, che sopportano per ultime le eventuali perdite derivanti da recuperi sui crediti inferiori alle attese: non si può procedere al rimborso delle tranche più rischiose, se non sono prima state integralmente rimborsate le tranche *senior* garantite dallo Stato. Il prezzo della garanzia è di mercato, come riconosciuto anche dalla Commissione Europea, che concorda sul fatto che lo schema non contempli aiuti di Stato distorsivi della concorrenza. Al 31 dicembre 2017, il debito residuo garantito è pari a 1.439 milioni.
- *Garanzie assunte dalle Amministrazioni locali*. I dati relativi alle garanzie prestate dagli enti locali sono forniti dalla Banca d'Italia, che li rileva attraverso le informazioni trasmesse, per mezzo delle segnalazioni di vigilanza, direttamente dagli istituti finanziari che ne beneficiano. Al 31 dicembre 2017, il debito residuo garantito risulta pari a circa 2.986 milioni.
- *Banche italiane*. Tali garanzie sono concesse dallo Stato sulle passività delle banche italiane relativamente ai titoli obbligazionari emessi dagli istituti di credito. Al 31 dicembre 2017, il debito residuo garantito risulta pari a circa 21.100 milioni.
- *Emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A.* Con decreto del Ministro dell'Economia e delle Finanze n. 2545027 del 24 dicembre 2015, è stata concessa la

garanzia dello Stato sulle emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A. per un ammontare massimo complessivo di 5 miliardi, al fine di assicurare il reperimento delle risorse per lo svolgimento dell'attività di finanziamento pubblico. Al 31 dicembre 2017, sono state concesse garanzie per l'importo complessivo di 2.500 milioni.

- *Fondo di garanzia per la prima casa* (art. 1, c. 48, lettera c della Legge di Stabilità 2014), che garantisce il 50 per cento dei mutui ipotecari per l'acquisto, la ristrutturazione e l'efficientamento energetico di immobili adibiti ad abitazione principale. Nel 2017, a fronte di 21.273 nuovi finanziamenti erogati dal sistema bancario per complessivi 2.380 milioni, sono state concesse nuove garanzie pari a circa 1.190 milioni, per cui le garanzie in essere risultano pari a 1.799 milioni.
- *Fondo di garanzia per i rischi non di mercato in favore di SACE.* Le garanzie sono concesse per rischi non di mercato in favore di SACE S.p.A. per operazioni riguardanti settori strategici per l'economia italiana ovvero società di rilevante interesse nazionale in termini di livelli occupazionali, di entità di fatturato o di ricadute per il sistema economico produttivo del Paese, che sono in grado di determinare in capo a SACE elevati rischi di concentrazione verso singole controparti, gruppi di controparti connesse o paesi di destinazione e risultano pari a 8.571 milioni. La stima è preliminare in quanto basata su dati disponibili al 30 settembre 2017.
- *Garanzie dello Stato a favore dell'ILVA.* Le garanzie sono concesse su finanziamenti di importo fino a 400 milioni erogati dal sistema bancario in favore dell'organo commissariale di ILVA S.p.A., al fine della realizzazione degli investimenti necessari al risanamento ambientale, nonché di quelli destinati ad interventi a favore di ricerca, sviluppo e innovazione, formazione e occupazione. Al 31 dicembre 2017, sono state concesse garanzie per l'intero importo di 400 milioni.

Nel confronto con i principali partner europei, nel 2016 l'Italia si conferma tra i paesi con il livello più basso di garanzie pubbliche. Il trend decrescente, comune alla maggior parte dei paesi UE, riflette il progressivo venir meno delle garanzie a favore del sistema finanziario, che erano risultate consistenti nei paesi più colpiti dalla crisi finanziaria, in particolare in Irlanda, Grecia e Spagna. L'Italia risulta tra i paesi che hanno fatto minor ricorso alle garanzie per gestire la crisi finanziaria e solo una minima quota dello stock complessivo di garanzie è rivolta al settore bancario (circa lo 0,5 per cento del PIL a fronte del 2,4 per cento complessivo nel 2016).

FIGURA R.1 GARANZIE PUBBLICHE NEI PAESI UE (% del PIL)


80
60
40
20
0
2012
2013
2014
2015
2016
Austria
Germania
Lussemburgo
Belgio
Regno Unito
Spagna
Grecia
Portogallo
Francia
Italia
Irlanda

Fonte: Eurostat.

V. QUALITÀ DELLE FINANZE PUBBLICHE

V.1 LE AZIONI INTRAPRESE E LINEE DI TENDENZA PER I PROSSIMI ANNI

Gli interventi adottati nel 2017

Nel corso del 2017, in coerenza con il quadro programmatico di finanza pubblica del DEF 2017, il Governo ha adottato alcuni provvedimenti con carattere di urgenza[1] che associano misure di consolidamento degli andamenti di finanza pubblica a interventi per la ricostruzione dei territori interessati dagli eventi sismici del 2016 e del 2017, nonché iniziative per gli enti territoriali, per il rilancio della crescita economica nel Mezzogiorno e per la gestione del fenomeno migratorio. Complessivamente, tali provvedimenti comportano nel 2017 un miglioramento di circa 3,1 miliardi dell'indebitamento netto, di circa 2,8 miliardi in termini di fabbisogno e 2,5 miliardi in termini di saldo netto da finanziare (Tav. V.1)[2]. Negli anni successivi sono attesi lievi effetti migliorativi per tutti i saldi di finanza pubblica.

TAVOLA V.1: EFFETTI CUMULATI DEI PRINCIPALI PROVVEDIMENTI VARATI NEL 2017 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
D.L. n. 8/2017 (convertito dalla L. n. 45/2017)	2	43	2	2
D.L. n. 13/2017 (convertito dalla L. n. 46/2017)	2	7	7	7
D.L. n. 50/2017 (convertito dalla L. n. 96/2017)	3.103	17	33	39
D.L. n. 91/2017 (convertito dalla L. n. 123/2017)	0	1	0	0
INDEBITAMENTO NETTO	3.107	68	42	48
In % del PIL	*0,2*	*0,0*	*0,0*	*0,0*
FABBISOGNO	2.817	59	68	71
In % del PIL	*0,2*	*0,0*	*0,0*	*0,0*
SALDO NETTO DA FINANZIARE	2.451	31	30	37
In % del PIL	*0,1*	*0,0*	*0,0*	*0,0*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

[1] D.L. n. 8/2017, recante 'Nuovi interventi urgenti in favore delle popolazioni colpite dagli eventi sismici del 2016 e del 2017', cvt. dalla L. n. 45/2017; D.L. n. 13/2017, recante 'Disposizioni urgenti per l'accelerazione dei procedimenti in materia di protezione internazionale, nonché per il contrasto dell'immigrazione illegale', cvt. dalla L. n. 46/2017; D.L. n. 50/2017, recante 'Disposizioni urgenti in materia finanziaria, iniziative a favore degli enti territoriali, ulteriori interventi per le zone colpite da eventi sismici e misure per lo sviluppo', cvt. dalla L. n. 96/2017 e D.L. n. 91/2017, recante 'Disposizioni urgenti per la crescita economica nel Mezzogiorno', cvt. dalla L. n. 123/2017.

[2] Il diverso effetto sui saldi delle misure contenute nei provvedimenti dipende: dal perimetro di riferimento degli stessi (settore delle pubbliche amministrazioni per l'indebitamento netto e il fabbisogno, bilancio dello Stato per il saldo netto da finanziare), dai differenti criteri di contabilizzazione delle operazioni (competenza economica per l'indebitamento netto, cassa per il fabbisogno e competenza finanziaria per il saldo netto da finanziare) e dalla natura delle transazioni (ai fini dell'indebitamento netto rilevano infatti solo quelle di natura economica).

TAVOLA V.2: EFFETTI CUMULATI DEI PRINCIPALI PROVVEDIMENTI VARATI NEL 2017 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
Coperture	5.202	10.210	10.082	7.430
Maggiori entrate	3.784	9.222	9.490	6.630
Minori spese	1.418	988	592	800
- spese correnti	*995*	*636*	*354*	*407*
- spese in conto capitale	*424*	*351*	*238*	*392*
Interventi	2.095	10.142	10.041	7.382
Minori entrate	891	7.945	8.442	6.445
Maggiori spese	1.204	2.197	1.599	937
- spese correnti	*730*	*1.011*	*490*	*531*
- spese in conto capitale	*475*	*1.186*	*1.109*	*406*
Effetti indebitamento netto	3.107	68	42	48
Variazione netta entrate	2.893	1.277	1.049	185
Variazione netta spese	-214	1.209	1.007	137
- spese correnti	*-265*	*374*	*136*	*124*
- spese in conto capitale	*51*	*835*	*872*	*14*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

Le coperture finanziarie (maggiori entrate e minori spese) ammontano a 5,2 miliardi nel 2017, 10,2 miliardi nel 2018, 10,1 miliardi nel 2019 e 7,4 miliardi nel 2020 (Tav. V.2). Nel periodo considerato, circa il 90 per cento delle risorse è ottenuto sul versante delle entrate attraverso disposizioni per il recupero della base imponibile e l'accrescimento della fedeltà fiscale. Si tratta, in particolare, dell'estensione del meccanismo dello *split payment* a tutta la PA, ai professionisti, alle controllate dalla PA centrale e locale nonché alle società quotate in borsa, e delle disposizioni che mirano a limitare gli abusi dell'istituto delle compensazioni fiscali. A queste si aggiungono le disposizioni che disciplinano l'incremento dell'aliquota del prelievo erariale unico applicato sulla raccolta derivante dal gioco attraverso apparecchi automatici tipo *slot machine*, il contestuale aumento del prelievo sulle vincite superiori a 500 euro conseguite nel gioco del lotto e nelle lotterie istantanee e quelle che rideterminano l'aliquota percentuale per il calcolo del rendimento nozionale del nuovo capitale proprio (c.d. ACE). Il maggior gettito nel 2017 è finalizzato al miglioramento del saldo nominale e strutturale di bilancio, mentre negli anni successivi è destinato alla parziale disattivazione delle clausole di salvaguardia sull'IVA (che sono state interamente neutralizzate per l'anno corrente con la manovra di finanza pubblica 2018-2020) e alla sterilizzazione dell'incremento delle accise sui carburanti nel 2018. Dal lato della spesa, contribuisce al finanziamento degli interventi la riduzione delle spese di parte corrente con le misure di contenimento della spesa dei ministeri (che esplicano i loro effetti nel 2017 e in maniera più contenuta nel 2018) e le riduzioni delle dotazioni finanziarie di alcuni fondi del bilancio dello Stato.

Gli interventi adottati (maggiori spese e minori entrate) ammontano a circa 2,1 miliardi nel 2017, 10,1 miliardi nel 2018, 10 miliardi nel 2019 e 7,4 miliardi nel 2020.

TAVOLA V.3: EFFETTI CUMULATI DEI PRINCIPALI PROVVEDIMENTI VARATI NEL 2017 SULL'INDEBITAMENTO NETTO DELLA PA PER SOTTOSETTORE (valori consolidati al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
AMMINISTRAZIONI CENTRALI	3.387	-14	-349	-689
variazione netta entrate	*2.743*	*844*	*644*	*-333*
variazione netta spese	*-644*	*858*	*993*	*356*
AMMINISTRAZIONI LOCALI	-250	56	384	638
variazione netta entrate	*219*	*397*	*385*	*403*
variazione netta spese	*469*	*341*	*0*	*-236*
ENTI DI PREVIDENZA	-30	26	7	99
variazione netta entrate	*-69*	*36*	*21*	*115*
variazione netta spese	*-38*	*10*	*14*	*17*
TOTALE	3.107	68	42	48

Nota: Eventuali imprecisioni derivano da arrotondamenti.

Con riferimento ai sottosettori della PA (Tav. V.3), nel 2017 l'indebitamento netto delle Amministrazioni centrali migliora in virtù delle misure in materia di entrate e di riduzione delle spese dei ministeri. Negli anni successivi, incidono sul disavanzo del sottosettore gli interventi per la ricostruzione post sisma.

Il saldo delle Amministrazioni locali risente, dal lato della spesa, degli interventi disposti a favore degli enti territoriali e, dal lato delle entrate, delle disposizioni relative al contrasto delle compensazioni indebite per la quota riferibile all'IRAP.

Per quanto riguarda gli Enti di previdenza, l'effetto delle misure considerate sull'indebitamento è sostanzialmente neutrale nel periodo considerato.

Le principali misure

Tra i principali interventi, ulteriori risorse rispetto a quelle già stanziate da precedenti provvedimenti, sono state destinate ai territori delle Regioni Lazio, Marche, Umbria e Abruzzo interessati dai recenti terremoti. In particolare, è stato istituito[3] un apposito fondo del bilancio dello Stato per il finanziamento di interventi di ricostruzione pubblica e privata, la verifica della vulnerabilità degli edifici pubblici e privati, la realizzazione di progetti di ripristino e di adeguamento antisismico e l'assistenza alla popolazione. Inoltre, per rilanciare la ripresa economica dei territori colpiti dal sisma, è stata prevista una zona franca urbana in base alla quale, le imprese ivi ubicate che hanno subito una riduzione del fatturato a causa del terremoto, usufruiscono - nei limiti e alle condizioni previste dalla normativa europea sugli aiuti alle imprese in regime '*de minimis*' - di un'esenzione biennale ai fini IRES e IRPEF (fino a centomila euro di reddito), IRAP (fino a trecentomila euro di valore della produzione netta), nonché dell'esenzione delle imposte municipali proprie, in relazione agli immobili ubicati nel territorio e impiegati per l'esercizio dell'attività economica, e dell'esonero dei contributi previdenziali e assistenziali, con esclusione dei premi per

[3] D.L. n. 50/2017.

l'assicurazione obbligatoria. Per le medesime imprese è stata ampliata[4] l'entità del credito d'imposta per l'acquisizione di nuovi beni strumentali, già previsto da precedenti disposizioni normative, nella misura del 25 per cento per le grandi imprese, del 35 per cento per le medie imprese e del 45 per cento per le piccole imprese. Sono stati prorogati i termini in materia di adempimenti e di versamenti tributari in favore di persone fisiche e giuridiche residenti nei comuni colpiti dal sisma, prevedendo al contempo la possibilità di rateizzare la restituzione delle somme dovute. Ai soggetti titolari di reddito d'impresa e di reddito di lavoro autonomo, nonché esercenti attività agricole, è stata riconosciuta[5] la facoltà di chiedere agli istituti di credito finanziamenti assistiti da garanzia dello Stato, nel limite complessivo di 380 milioni per l'anno 2017 e 180 milioni nel 2018, per il pagamento dei tributi sospesi fino al 30 novembre 2017 e per quelli dovuti nell'anno 2017 e 2018. Gli interessi relativi ai finanziamenti erogati, a carico dello Stato, saranno corrisposti agli istituti di credito sotto forma di credito d'imposta. Inoltre, per i nuclei familiari disagiati dei comuni interessati dagli eventi calamitosi, è stata prevista una misura di sostegno al reddito, mediante l'attribuzione del trattamento economico connesso al contrasto alla povertà (c.d. sostegno all'inclusione attiva). Per favorire gli investimenti connessi alla ricostruzione, il miglioramento della dotazione infrastrutturale e il recupero degli immobili e delle strutture destinate ai servizi per la popolazione, sono stati attribuiti[6] spazi finanziari agli enti locali nell'ambito dei Patti di solidarietà nazionali in misura pari alle spese sostenute per tali investimenti.

A beneficio degli enti territoriali sono state destinate nuove risorse per il finanziamento delle funzioni fondamentali e la manutenzione straordinaria della rete viaria delle province delle regioni a statuto ordinario e degli interventi in materia di edilizia scolastica[7]. Inoltre, per l'anno 2017, alle regioni a statuto ordinario sono state riconosciute nuove risorse per il rilancio di investimenti aggiuntivi, nell'ambito degli stanziamenti di bilancio del Fondo per il finanziamento degli investimenti e lo sviluppo infrastrutturale del Paese.

Tra gli interventi a sostegno della crescita e lo sviluppo di nuove realtà imprenditoriali nelle regioni meno sviluppate del Paese rientrano le disposizioni che hanno previsto l'istituzione di zone economiche speciali (ZES)[8]. Nello specifico, le nuove imprese e quelle già esistenti che avviano un programma di attività economiche o di investimenti di natura incrementale nelle ZES potranno beneficiare di un credito di imposta per le spese di acquisto di nuovi beni strumentali effettuate entro il 31 dicembre 2020 nel limite massimo, per ciascun progetto di investimento, di 50 milioni. Per le stesse finalità è stata attivata una nuova misura denominata 'Resto al Sud' che prevede, nell'ambito delle risorse del Fondo per lo sviluppo e la coesione - programmazione 2014-2020, l'erogazione di finanziamenti in favore dei giovani imprenditori fino a un importo massimo di 50 mila euro. In tema di occupazione sono stati finanziati programmi per la riqualificazione e la ricollocazione di lavoratori coinvolti in situazioni di crisi

[4] D.L. n. 8/2017 e D.L. n. 50/2017.
[5] D.L. n. 8/2017.
[6] D.L. n. 50/2017.
[7] D.L. n. 50/2017 e D.L. n. 91/2017.
[8] D.L. n. 91/2017.

aziendale o settoriale nelle Regioni Abruzzo, Basilicata, Calabria, Campania, Molise, Puglia, Sardegna e Sicilia che dovranno essere realizzati dall'Agenzia nazionale per le politiche attive del lavoro.

È stata disposta, inoltre, la proroga di tre mesi dei termini per l'effettuazione degli investimenti in nuovi beni strumentali ad alto contenuto tecnologico per i quali è consentito un iperammortamento del 250 per cento del costo di acquisto e il finanziamento di interventi di edilizia giudiziaria nelle regioni del Mezzogiorno.

In materia di protezione internazionale e di gestione dei fenomeni migratori[9] sono state autorizzate assunzioni di personale da destinare agli uffici delle Commissioni territoriali per il riconoscimento della protezione internazionale e della Commissione nazionale per il diritto di asilo, è stata ampliata la rete dei centri di permanenza per i rimpatri e sono state assegnate nuove risorse in favore dei comuni per i servizi e le attività strettamente funzionali all'accoglienza e all'integrazione dei migranti.

Da ultimo, in tema d'istruzione, è stato previsto l'incremento delle risorse destinate al potenziamento delle dotazioni organiche del personale docente delle istituzioni scolastiche statali[10].

La manovra di finanza pubblica per il 2018-2020: gli effetti sui saldi

La manovra di finanza pubblica per il triennio 2018-2020 si compone delle misure previste dalla Legge di Bilancio[11] e di quelle del Decreto Legge n. 148/2017[12], recante disposizioni in materia finanziaria e per esigenze indifferibili. Nel triennio di programmazione, gli interventi previsti sono coerenti con gli obiettivi programmatici di finanza pubblica indicati nella Nota di Aggiornamento al DEF 2017 e nella contestuale Relazione al Parlamento. La manovra determina un peggioramento dell'indebitamento netto di circa 10,8 miliardi nel 2018, 11,4 miliardi nel 2019 e 2,4 miliardi nel 2020 (Tav. V.4). In termini di fabbisogno è atteso un peggioramento di circa 2,2 miliardi nel 2018, 8,4 miliardi nel 2019 e 2,4 miliardi nel 2020. Sul bilancio dello Stato la manovra comporta un aumento del saldo netto da finanziare di 14,8 miliardi nel 2018, 16,2 miliardi nel 2019 e 7,6 miliardi nel 2020. Il diverso effetto sul fabbisogno e sul saldo del bilancio dello Stato rispetto all'indebitamento deriva dai diversi criteri di contabilizzazione delle operazioni su tali aggregati e dal fatto che gli stessi fanno riferimento a differenti unità istituzionali[13].

[9] D.L. n. 13/2017 e D.L. n. 91/2017.
[10] D.L. n. 50/2017.
[11] L. n. 205/2017.
[12] Convertito con modificazioni dalla L. n. 172/2017.
[13] In particolare, le differenze tra indebitamento netto e fabbisogno sono dovute essenzialmente alla proroga al 31 dicembre 2021 del termine di sospensione del sistema di tesoreria unica mista per gli enti territoriali, gli enti del Servizio Sanitario Nazionale, le università, e le autorità portuali, agli effetti della proroga di ulteriori sei mesi del prestito a titolo oneroso ad Alitalia S.p.A. già erogato nel corso del 2017. La prima misura determina effetti sul fabbisogno, mentre in termini di indebitamento netto e saldo netto da finanziare impattano i soli minori oneri per interessi associati alla misura stessa. La seconda misura, in relazione alla natura dell'operazione, comporta effetti solo in termini di fabbisogno. Rilevano, inoltre, le diverse modalità di registrazione degli introiti derivanti dall'assegnazione dei diritti d'uso delle frequenze in banda 694-790 MHz e delle bande di spettro 3,6-3,8 GHz e 26,5-27,5 GHz agli operatori della comunicazione elettronica e dalle proroghe delle concessioni sui giochi ad estrazione istantanea sulle scommesse di eventi sportivi e non sportivi e sul bingo. Tali proventi, infatti, sull'indebitamento netto sono imputati per un importo pari alla quota di

TAVOLA V.4: EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2018-2020 (valori al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
Legge di Bilancio 2018 (L. n. 205/2017)	0	-10.857	-11.508	-2.489
D.L. n. 148/2017 (cvt. dalla L. n. 172/2017)	10	11	99	95
INDEBITAMENTO NETTO	10	-10.846	-11.409	-2.394
In % del PIL	*0,0*	*-0,6*	*-0,6*	*-0,1*
FABBISOGNO	10	-2.163	-8.368	-2.393
In % del PIL	*0,0*	*-0,1*	*-0,5*	*-0,1*
SALDO NETTO DA FINANZIARE	115	-14.786	-16.168	-7.581
In % del PIL	*0,0*	*-0,8*	*-0,9*	*-0,4*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

Complessivamente le coperture finanziarie dei provvedimenti considerati ammontano a circa 18,3 miliardi nel 2018, 14,2 miliardi nel 2019 e 13,9 nel 2020. (Tav. V.5). Nell'intero periodo considerato le maggiori entrate concorrono al reperimento delle risorse in misura pari al 70 per cento del totale. Gli interventi finanziati ammontano a circa 29,1 miliardi nel 2018, 25,6 miliardi nel 2019 e 16,3 miliardi nel 2020. In aggregato, nel triennio considerato, nell'ambito degli interventi prevalgono le misure di riduzione delle entrate, mentre per le spese si osserva un profilo crescente della componente di parte capitale (da 1,3 miliardi nel 2018 a 3 miliardi nel 2020).

TAVOLA V.5: EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2018-2020 (valori al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
Coperture	1.295	18.287	14.200	13.877
Maggiori entrate	126	12.352	10.718	9.457
Minori spese	1.169	5.935	3.482	4.420
spese correnti	*1.047*	*2.757*	*2.064*	*2.017*
spese in conto capitale	*122*	*3.178*	*1.418*	*2.403*
Interventi	1.285	29.133	25.609	16.271
Minori entrate	145	21.162	14.534	7.092
Maggiori spese	1.140	7.971	11.076	9.179
spese correnti	*383*	*6.636*	*7.953*	*6.199*
spese in conto capitale	*758*	*1.335*	*3.123*	*2.980*
Effetti indebitamento netto	10	-10.846	-11.409	-2.394
Variazione netta entrate	-19	-8.810	-3.816	2.365
Variazione netta spese	-29	2.035	7.594	4.759
spese correnti	*-664*	*3.879*	*5.889*	*4.182*
spese in conto capitale	*636*	*-1.843*	*1.704*	*577*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

competenza annuale riferita all'intero periodo della concessione, mentre sul fabbisogno e sul saldo netto da finanziare sono registrati nell'esercizio della loro effettiva acquisizione.

TAVOLA V.6: EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2018-2020 SULL'INDEBITAMENTO NETTO DELLA PA PER SOTTOSETTORE (valori consolidati al lordo degli oneri riflessi; milioni di euro)

	2017	2018	2019	2020
AMMINISTRAZIONI CENTRALI	62	-11.290	-10.629	-281
variazione netta entrate	*-18*	*-9.781*	*-4.075*	*3.253*
variazione netta spese	*-80*	*1.508*	*6.554*	*3.533*
AMMINISTRAZIONI LOCALI	44	-308	-649	-1.126
variazione netta entrate	*-13*	*307*	*203*	*84*
variazione netta spese	*-57*	*614*	*853*	*1.210*
ENTI DI PREVIDENZA	-96	751	-131	-988
variazione netta entrate	*12*	*664*	*56*	*-972*
variazione netta spese	*108*	*-87*	*188*	*16*
TOTALE	10	-10.846	-11.409	-2.394

Nota: Eventuali imprecisioni derivano da arrotondamenti.

Con riferimento ai sottosettori della Pubblica Amministrazione (Tav. V.6), il disavanzo delle Amministrazioni centrali nel 2018 e nel 2019 è dovuto principalmente alla disattivazione delle clausole di salvaguardia. Dal lato delle uscite incidono il rinnovo dei contratti del personale delle amministrazioni centrali dello Stato, le misure di contrasto alla povertà e all'esclusione sociale, gli stanziamenti per la prosecuzione delle missioni internazionali e il rifinanziamento del Fondo per gli investimenti pubblici e lo sviluppo infrastrutturale del Paese. Nel periodo 2018-2020 il profilo crescente dell'indebitamento netto delle Amministrazioni locali è dovuto prevalentemente al finanziamento degli investimenti realizzati dagli enti territoriali e dalle misure di riduzione del concorso alla finanza pubblica da parte delle regioni e delle province autonome. Peggiora in tutti gli anni, ad eccezione che nel 2018, il saldo di bilancio riferito agli Enti di previdenza. Tale andamento dipende principalmente dal profilo crescente delle minori entrate connesse agli sgravi contributivi per l'assunzione dei giovani e dagli effetti positivi correlati alle assunzioni di personale nel pubblico impiego.

La manovra di finanza pubblica per il 2018: le principali misure

La manovra di finanza pubblica per il triennio 2018-2020 ha disposto interventi per il sostegno della competitività e dello sviluppo, il rilancio degli investimenti, il finanziamento di misure a beneficio degli enti territoriali e il rafforzamento del *welfare*.

Una parte rilevante di risorse è stata destinata alla sterilizzazione delle cosiddette clausole di salvaguardia, prevedendo la disattivazione, totale per il 2018 e parziale per il 2019, degli incrementi delle aliquote IVA e l'azzeramento dell'incremento delle accise sui carburanti nel 2019, per complessivi 15,7 miliardi nel 2018 e 6,4 miliardi nel 2019.

Ulteriori interventi riguardano la proroga del superammortamento per l'acquisto di beni immateriali e di nuovi beni strumentali, e dell'iperammortamento per l'acquisto di nuovi beni strumentali funzionali alla trasformazione tecnologica delle imprese nell'ambito del programma 'Industria

4.0' (0,9 miliardi nel 2019, 1,7 miliardi nel 2020). Per le imprese ubicate nel Mezzogiorno è previsto un ampliamento delle risorse per 0,3 miliardi nel biennio 2018-2019 destinate al credito di imposta per l'acquisto di nuovi beni strumentali.

La Legge di Bilancio dispone anche le proroghe delle agevolazioni fiscali per gli interventi di riqualificazione energetica degli edifici, la ristrutturazione edilizia e l'acquisto di mobili ed elettrodomestici fruibili anche dagli IACP e introduce, inoltre, una nuova detrazione per interventi di sistemazione a verde delle aree degli edifici privati. Complessivamente tali misure comportano un beneficio fiscale netto pari a circa 0,6 miliardi nel 2019 e 0,9 miliardi nel 2020. Sempre a sostegno della crescita e dello sviluppo è disposto l'incremento di risorse per il fondo di garanzia delle piccole e medie imprese (0,3 miliardi nel 2017 e 0,2 miliardi nel 2018).

Per rilanciare gli investimenti pubblici e lo sviluppo infrastrutturale è rifinanziato il Fondo investimenti, istituito dalla precedente Legge di Bilancio, per un importo di 36,1 miliardi dal 2018 al 2033, con effetti in termini di indebitamento netto pari a 2,4 miliardi nel triennio 2018-2020[14].

A beneficio degli enti territoriali sono assegnate risorse nette, in termini di indebitamento, pari a circa 1,2 miliardi nel 2018, 1 miliardo nel 2019 e 1,3 miliardi nel 2020. I principali interventi riguardano: la riduzione del concorso alla manovra di finanza pubblica a carico delle regioni a statuto ordinario, delle Regioni Friuli Venezia Giulia e Valle d'Aosta e delle Province Autonome di Trento e Bolzano; il trasferimento di risorse a favore delle regioni per assicurare la transizione delle competenze in materia di politiche attive, attraverso l'assorbimento del personale dei centri per l'impiego delle province e delle città metropolitane che attualmente svolgono tali funzioni; il riconoscimento di spazi finanziari a beneficio degli enti locali per investimenti finanziati con avanzo di amministrazione e ricorso al debito finalizzati, tra l'altro, a interventi di edilizia scolastica e impiantistica sportiva. Altre disposizioni prevedono l'attribuzione di contributi in favore delle province e città metropolitane per il finanziamento delle funzioni fondamentali e per sanare situazioni di dissesto finanziario, nonché per la manutenzione straordinaria della rete viaria. Sono altresì incrementate le risorse in favore dei comuni per interventi in materia di tutela dell'ambiente, mitigazione rischio idrogeologico, riqualificazione urbana dei centri storici, messa in sicurezza delle infrastrutture stradali, fusioni e realizzazione di opere pubbliche e messa in sicurezza degli edifici e del territorio.

In materia previdenziale è prevista, per specifiche categorie di lavoratori impegnati in attività gravose, la modifica dei requisiti di accesso al pensionamento attraverso la deroga dal 2019 dell'adeguamento all'incremento della speranza di vita (circa 0,24 miliardi nel biennio 2019-2020). Si estende la disciplina fiscale in materia di previdenza complementare ai dipendenti pubblici (67 milioni nel triennio 2018-2020). Viene, inoltre, rafforzata la misura sperimentale di tipo assistenziale dell'anticipo pensionistico (Ape sociale) ampliandone la platea dei beneficiari e, contestualmente, si istituisce un apposito fondo destinato a

[14] Le risorse assegnate al Fondo in questione con la Legge di Bilancio 2018 saranno ripartite con un apposito decreto del Presidente del Consiglio dei Ministri da sottoporre al parere delle competenti commissioni parlamentari e attualmente in corso di perfezionamento.

finanziare eventuali estensioni della prestazione ai nuovi accessi successivi al 31 dicembre 2018 (complessivamente circa 0,25 miliardi nel triennio 2018-2020).

In materia di contrasto alla povertà, *welfare* e sostegno alle famiglie rileva l'incremento del Fondo per la lotta alla povertà e all'esclusione sociale al fine di rafforzare la misura del Reddito di inclusione (REI) ampliando la platea dei soggetti beneficiari e l'entità del beneficio economico, oltre a prevedere un sostegno ai servizi territoriali per il contrasto alla povertà (0,3 miliardi nel 2018, 0,7 miliardi nel 2019 e 0,9 miliardi nel 2020). Alle fondazioni bancarie che finanziano interventi di contrasto alla povertà e al disagio sociale è riconosciuto un credito d'imposta pari al 65 per cento delle erogazioni effettuate nei periodi d'imposta successivi a quello in corso al 31 dicembre 2017 (0,1 miliardi in ciascuno degli anni del biennio 2019-2020).

Viene esteso al 2018 l'assegno per la natalità - c.d. bonus bebè - con una rideterminazione della durata a dodici mesi anziché trentasei (circa 0,4 miliardi nel biennio 2018-2019). La manovra, inoltre, incrementa a 4.000 euro la soglia di reddito dei figli di età non superiore a 24 anni per essere considerati fiscalmente a carico (0,23 miliardi nel biennio 2019-2020) e viene prorogato il bonus cultura per i diciottenni per il biennio 2018-2019 (0,29 miliardi per ciascun anno).

Nel settore sanitario si finanzia la costituzione di un fondo per la riduzione, per specifiche categorie di soggetti vulnerabili, del 'super-ticket', ossia della quota fissa applicata sulle ricette mediche per prestazioni di assistenza specialistica e ambulatoriale (0,18 miliardi nel triennio 2018-2020).

A favore del settore dell'istruzione, università e ricerca, la manovra prevede complessivamente risorse nette per circa 1 miliardo nell'orizzonte temporale considerato 2018-2020. Tra i principali interventi rientrano quelli per la manutenzione e il decoro degli edifici scolastici, l'adeguamento delle retribuzioni dei dirigenti scolastici, il ripristino della facoltà di conferire supplenze brevi al personale ATA, il rafforzamento degli Istituti tecnici superiori, l'integrazione del Fondo integrativo statale per la concessione di borse di studio per studenti universitari, l'adeguamento dell'importo delle borse di studio concesse per la frequenza dei corsi di dottorato di ricerca e l'assunzione di nuovi ricercatori nelle università e negli enti di ricerca.

Per il rilancio dell'occupazione giovanile è previsto, per i datori di lavoro che assumono soggetti con età inferiore ai 30 anni (il limite è elevato a 35 anni per il solo 2018) con contratti a tempo indeterminato, l'esonero parziale (50 per cento fino al limite massimo di 3.000 euro) dal versamento dei contributi previdenziali (al netto degli effetti fiscali la misura determina oneri per circa 0,4 miliardi nel 2018, 1 miliardo nel 2019 e 1,5 miliardi nel 2020).

Nel settore del pubblico impiego sono stanziate nuove risorse per il rinnovo dei contratti dei dipendenti delle amministrazioni statali (al netto degli effetti fiscali e contributivi 0,85 miliardi a decorrere dal 2018), per un piano di assunzioni volto a rafforzare e rinnovare gli organici delle amministrazioni statali (al netto degli effetti fiscali e contributivi 0,1 miliardi nel triennio 2018-2020) e per incrementare la dotazione dei fondi per l'integrazione dei trattamenti economici delle Forze armate, dei Vigili del fuoco e dei Corpi di polizia (al netto degli effetti fiscali e contributivi 0,15 miliardi nel triennio 2018-2020).

Per gli interventi in materia di sicurezza e difesa sono previste risorse destinate a finanziare la prosecuzione delle missioni internazionali (pari a 1,1

miliardi nel biennio 2018-2019 al netto degli effetti fiscali e contributivi) e delle attività di contrasto alla microcriminalità e alla vigilanza a siti e obiettivi ritenuti sensibili (operazione 'Strade sicure'), svolta dalle Forze armate in concorso con le Forze di polizia (0,16 miliardi nel biennio 2018-2019 al netto degli effetti fiscali e contributivi).

TAVOLA V.7 - EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2018-2020 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni di euro) (1)

	2017	2018	2019	2020
COPERTURE	1.295	18.287	14.200	13.877
Maggiori entrate	126	12.352	10.718	9.457
Differimento entrata in vigore regime IRI	*0*	*5.332*	*1.469*	*23*
Fatturazione elettronica	*0*	*202*	*1.690*	*2.351*
Tassazione uniforme dei redditi derivanti da partecipazioni	*0*	*1.209*	*1.416*	*1.424*
Rinnovi contrattuali personale amministrazioni statali (effetti fiscali e contributivi)	*0*	*800*	*800*	*800*
Fondo per la riduzione della pressione fiscale	*0*	*378*	*748*	*878*
Contrasto alle frodi e all'evasione fiscale nel settore degli oli minerali e dei carburanti	*0*	*396*	*757*	*771*
Incremento acconti imposte su assicurazioni	*0*	*576*	*32*	*480*
Agevolazioni interventi di efficienza energetica, ristrutturazione edilizia, acquisto mobili e sistemazione a verde	*0*	*159*	*711*	*7*
Estensione della definizione agevolata dei carichi fiscali ai ruoli consegnati al 30/09/2017	*0*	*587*	*137*	*0*
Sospensioni deleghe di pagamento compensazione crediti	*0*	*239*	*239*	*239*
Missioni internazionali (effetti fiscali e contributivi)	*0*	*350*	*350*	*0*
Rivalutazione valore partecipazioni non negoziate e terreni	*0*	*333*	*175*	*175*
Misure per l'Università, l'istruzione e la ricerca (effetti fiscali e contributivi)	*0*	*106*	*233*	*291*
Esonero contributivo previdenziale per assunzioni a tempo indeterminato di giovani (effetti fiscali)	*0*	*0*	*157*	*424*
Riduzione soglia pagamenti PA a 5000 euro	*0*	*145*	*175*	*175*
Riammissione rottamazione cartelle esattoriali per soggetti esclusi	*0*	*362*	*90*	*0*
Disposizioni in materia di giochi (gare e proroghe di scommesse, bingo e lotterie istantanee)	*0*	*120*	*151*	*151*
Imposta sulle transazioni digitali	*0*	*0*	*190*	*190*
Centri per l'impiego (effetti fiscali e contributivi)	*0*	*122*	*122*	*122*
Interventi per i territori colpiti da eventi sismici (ripresa versamenti tributi sospesi, versamenti contributivi e altro)	*0*	*2*	*229*	*111*
Esclusione dividendi esteri da ROL	*0*	*145*	*83*	*83*
Incremento Fondi per i servizi istituzionali personale comparto sicurezza-difesa e Fondo trattamento accessorio VV.FF. (effetti fiscali e contributivi)	*0*	*24*	*49*	*73*
Fondo assunzioni amministrazioni statali (effetti fiscali e contributivi)	*0*	*7*	*39*	*49*
Prosecuzione interventi 'Strade sicure' (effetti fiscali e contributivi)	*0*	*44*	*44*	*0*
Riduzioni delle dotazioni finanziarie del bilancio dei ministeri	*80*	*0*	*0*	*0*
Assegnazione frequenze banda ultra larga reti mobili	*0*	*25*	*25*	*25*
Assunzioni personale IRCCS e Istituti zooprofilattici sperimentali (effetti fiscali e contributivi)	*0*	*9*	*24*	*34*
Concorso dei ministeri alla manovra di finanza pubblica	*0*	*2*	*2*	*2*
Altro	*46*	*678*	*582*	*579*
Minori spese	1.169	5.935	3.482	4.420
Concorso dei ministeri alla manovra di finanza pubblica	*0*	*1.009*	*1.014*	*1.015*
Fondo sviluppo e coesione	*0*	*1.058*	*900*	*800*
Riprogrammazioni trasferimenti bilancio dello Stato	*0*	*1.420*	*0*	*1.150*
Riduzioni delle dotazioni finanziarie del bilancio dei ministeri	*924*	*89*	*0*	*0*
Fondo sociale per l'occupazione e la formazione	*0*	*373*	*204*	*196*
Fondo esigenze indifferibili	*0*	*600*	*71*	*0*
Utilizzo economie derivanti dalle misure per i salvaguardati dalla riforma delle pensioni	*25*	*138*	*189*	*181*
Concorso alla finanza pubblica delle regioni	*0*	*121*	*120*	*134*
Proroga sospensione regime Tesoreria unica mista (minori oneri per interessi)	*0*	*47*	*127*	*179*
Misure per l'Università, l'istruzione e la ricerca (coperture)	*0*	*104*	*116*	*70*
Disposizioni per gli enti locali (coperture)	*0*	*103*	*91*	*91*
Fondo speciale di conto capitale	*5*	*59*	*13*	*49*
Interventi per i territori colpiti da eventi sismici (riduzione crediti di imposta ricostruzione e altro)	*0*	*50*	*54*	*0*
Fondo speciale di parte corrente	*13*	*19*	*32*	*32*
Concorso alla finanza pubblica delle regioni a statuto ordinario (edilizia sanitaria)	*0*	*94*	*0*	*0*
Disposizioni per le regioni (coperture)	*0*	*11*	*11*	*11*
Differimento entrata in vigore regime IRI	*0*	*1*	*1*	*2*
Altro	*203*	*641*	*540*	*510*

(1) Effetti finanziari della Legge di Bilancio per il triennio 2018-2020 (L. n. 205/2017) e del D.L. n. 148/2017 (cvt. dalla L. n. 172/2017). Eventuali imprecisioni derivano da arrotondamenti.

TAVOLA V.7 (SEGUE) - EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2018-2020 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni di euro) (1)

	2017	2018	2019	2020
INTERVENTI	1.285	29.133	25.609	16.271
Minori entrate	145	21.162	14.534	7.092
Sterilizzazione clausole di salvaguardia IVA e incrementi accise	*0*	*15.743*	*6.415*	*0*
Differimento entrata in vigore regime IRI	*0*	*3.345*	*2.219*	*0*
Tassazione uniforme dei redditi derivanti da partecipazioni	*0*	*956*	*1.406*	*1.436*
Esonero contributivo previdenziale per assunzioni a tempo indeterminato di giovani	*0*	*382*	*1.195*	*1.931*
Proroga superammortamento e iperammortamento	*0*	*0*	*903*	*1.712*
Agevolazioni interventi di efficienza energetica, ristrutturazione edilizia, acquisto mobili e sistemazione a verde	*0*	*123*	*1.316*	*921*
Fondo per la riduzione della pressione fiscale	*0*	*0*	*370*	*500*
Interventi per i territori colpiti da eventi sismici (differimento pagamento rate mutui, esenzione IMU e altro)	*85*	*279*	*9*	*0*
Cedolare secca ridotta per gli alloggi a canone calmierato	*0*	*126*	*133*	*7*
Innalzamento soglia reddito dei figli fiscalmente a carico	*0*	*0*	*93*	*133*
Misure per l'Università, l'istruzione e la ricerca (effetti fiscali e contributivi)	*0*	*27*	*26*	*3*
Estensione della definizione agevolata dei carichi fiscali ai ruoli consegnati al 30/09/2017	*0*	*0*	*0*	*43*
Concorso dei ministeri alla manovra di finanza pubblica (effetti fiscali e contributivi)	*0*	*10*	*10*	*9*
Riduzioni delle dotazioni finanziarie del bilancio dei ministeri (effetti fiscali e contributivi)	*17*	*0*	*0*	*0*
Estensione ai dipendenti pubblici disciplina fiscale sulla previdenza complementare	*0*	*2*	*4*	*5*
Interventi a favore degli enti locali	*0*	*0*	*0*	*9*
Altro	*43*	*168*	*435*	*384*
Maggiori spese	1.140	7.971	11.076	9.179
Rinnovi contrattuali personale amministrazioni statali	*0*	*1.650*	*1.650*	*1.650*
Fondo per gli investimenti pubblici	*0*	*147*	*1.025*	*1.209*
Fondo per la lotta alla povertà e all'esclusione sociale	*0*	*300*	*700*	*900*
Misure per l'Università, l'istruzione e la ricerca (adeguamento retribuzioni professori universitari, dir. scolastici, borse di studio, decoro edifici scolastici e altro)	*0*	*494*	*668*	*726*
Missioni internazionali	*0*	*900*	*900*	*0*
Riduzione del concorso alla finanza pubblica delle regioni e delle Province Autonome	*0*	*559*	*443*	*343*
Riprogrammazioni trasferimenti bilancio dello Stato	*0*	*0*	*950*	*0*
Interventi a favore degli enti locali	*0*	*495*	*172*	*172*
Centri per l'impiego	*0*	*251*	*251*	*251*
Fondo sociale per l'occupazione e la formazione	*200*	*140*	*191*	*183*
Contributi per spese di investimento degli enti locali	*0*	*84*	*238*	*381*
Incremento soglie reddituali 'bonus 80 euro'	*0*	*211*	*211*	*211*
Card diciottenni	*0*	*290*	*290*	*0*
Spazi finanziari per gli investimenti degli enti locali	*0*	*70*	*122*	*351*
Fondo di garanzia PMI	*300*	*200*	*0*	*0*
Ulteriori interventi a favore delle regioni	*10*	*179*	*113*	*103*
Fondo per il capitale immateriale, la competitività e la produttività	*0*	*5*	*90*	*310*
Bonus bebè	*0*	*185*	*218*	*0*
Assegnazione frequenze banda ultra larga reti mobili	*0*	*6*	*36*	*294*
Incremento Fondi per i servizi istituzionali personale comparto sicurezza-difesa e Fondo trattamento accessorio VV.FF.	*0*	*50*	*100*	*150*
Credito d'imposta acquisto beni strumentali imprese ubicate nel Sud	*0*	*200*	*100*	*0*
APE sociale	*0*	*80*	*93*	*81*
Credito d'imposta per le spese di formazione	*0*	*0*	*250*	*0*
Prosecuzione interventi 'Strade sicure'	*0*	*123*	*123*	*0*
Modifica requisiti accesso al pensionamento lavoratori addetti ad attività gravose	*0*	*0*	*100*	*141*
Promozione del Made in Italy	*0*	*130*	*50*	*50*
Fondo per le esigenze indifferibili	*0*	*65*	*146*	*4*
Assunzioni personale IRCCS e Istituti zooprofilattici sperimentali e incremento fondo trattamento accessorio dirigenza medica, sanitaria e veterinaria	*0*	*19*	*80*	*105*
Welfare di comunità	*0*	*0*	*100*	*100*
Fondo assunzioni amministrazioni statali	*0*	*15*	*80*	*100*
Riduzione super-ticket prestazioni specialistica ambulatoriale	*0*	*60*	*60*	*60*
Proroga 'nuova Sabatini'	*0*	*33*	*66*	*66*
Fondo speciale di parte corrente	*0*	*0*	*118*	*34*
Misure per l'immigrazione (CIE, SPRAR e minori)	*0*	*50*	*100*	*0*
Interventi per i territori colpiti da eventi sismici 2012, 2016 e 2017 (ricostruzione Ischia, comuni cratere dell'Aquila e altri territori)	*0*	*32*	*45*	*55*
Fondo per il sostegno del ruolo del caregiver familiare	*0*	*20*	*20*	*20*
Estensione ai dipendenti pubblici disciplina fiscale sulla previdenza complementare	*0*	*7*	*18*	*31*
Contrasto alle frodi e all'evasione fiscale nel settore degli oli minerali e dei carburanti	*0*	*0*	*17*	*35*
Fatturazione elettronica - onere adeguamento sistemi informativi	*0*	*2*	*10*	*10*
Interventi per i territori colpiti da eventi sismici (proroga esenzioni IMU, versamenti contributivi e altro)	*0*	*8*	*8*	*0*
Altro	*630*	*910*	*1.123*	*1.054*
EFFETTO SULL'INDEBITAMENTO NETTO	10	-10.846	-11.409	-2.394

(1) Effetti finanziari della Legge di Bilancio per il triennio 2018-2020 (L. n. 205/2017) e del D.L. n. 148/2017 (cvt. dalla L. n. 172/2017). Eventuali imprecisioni derivano da arrotondamenti.

Per il potenziamento del capitale umano è istituito un apposito fondo destinato a finanziare progetti di ricerca e innovazione (circa 0,4 miliardi nel periodo 2018-2020) e si prevede il riconoscimento di un credito di imposta per le spese in attività di formazione effettuate dalle imprese (0,25 miliardi nel 2019).

Tra gli altri interventi rientrano la proroga della cedolare secca al 10 per cento per le locazioni a canone concordato (circa 0,3 miliardi nel triennio 2018-2020) e l'ampliamento della platea dei soggetti percettori dell'assegno mensile degli '80 euro', attraverso l'incremento delle soglie reddituali di accesso al beneficio (0,2 miliardi annui).

Con riferimento alle coperture, la manovra di finanza pubblica reca diverse misure di contrasto all'evasione fiscale. Tra queste rientra l'introduzione dell'obbligo di fatturazione elettronica, già prevista per operazioni di cessione/prestazioni verso le amministrazioni pubbliche, anche ai rapporti tra privati (maggior gettito atteso per 0,2 miliardi nel 2018, 1,7 miliardi nel 2019 e 2,3 miliardi nel 2020). Maggior gettito è atteso anche dalle misure di riammissione dei soggetti esclusi alle procedure di definizione agevolata dei carichi fiscali e contributivi affidati agli agenti della riscossione e dall'estensione della definizione agevolata al 30 settembre 2017 (complessivamente 1,1 miliardi nel triennio 2018-2020). Dal differimento di un anno dell'introduzione dell'imposta sul reddito di imprese sono reperite risorse in termini netti per circa 2 miliardi nel 2018.

Concorrono alla manovra di finanza pubblica i risparmi per un miliardo annuo che derivano dal nuovo processo di revisione della spesa dei ministeri (per un maggior dettaglio vedasi paragrafo successivo), le riprogrammazioni dei trasferimenti in bilancio dello Stato (circa 1,4 miliardi nel 2018 e 1,2 miliardi nel 2020) e le variazioni che interessano il Fondo per lo sviluppo e la coesione (1,1 miliardi nel 2018, 0,9 miliardi nel 2019 e 0,8 miliardi nel 2020)[15].

FOCUS

Contrasto all'evasione fiscale

Nel corso del 2017 l'attività di recupero dell'evasione ha fatto registrare incassi per un ammontare pari a 25,8 miliardi, di cui 20,1 miliardi derivano dal recupero di evasione sui tributi amministrati dall'Agenzia delle Entrate (versamenti diretti, attività di promozione della *compliance*, entrate da *voluntary disclosure*, ecc) e 5,7 miliardi derivano dalle riscossioni da ruolo dell'Agenzia delle Entrate-riscossione per altri enti creditori (ad esempio per l'Inps o per i Comuni).

In relazione ai risultati dell'attività dell'Agenzia delle Entrate (20,1 miliardi), si è registrato un incremento del 5,8 per cento circa rispetto al 2016, che a sua volta rappresentava il picco nell'ultimo decennio. La dinamica degli incassi derivanti dall'attività di contrasto dell'evasione fiscale ha infatti mostrato negli ultimi anni risultati crescenti: 54 miliardi di maggiori entrate tributarie sono stati realizzati nel triennio 2015- 2017; circa 93,8 miliardi a partire dal 2012 (vedi Figura R.1).

Nel dettaglio, il recupero dell'evasione fiscale nel 2017 riflette il risultato dell'attività di controllo per un ammontare di 11 miliardi (+14,6 per cento rispetto al 2016); i versamenti spontanei da parte dei contribuenti a seguito dell'attività di promozione della *compliance*

[15] Si ricorda, inoltre, che il D.L. n. 148/2017 ha previsto, a copertura degli interventi recati dal medesimo provvedimento, riduzioni delle dotazioni finanziarie dei ministeri per un importo in termini di indebitamento netto pari a circa 1 miliardo nel 2017 e 0,09 miliardi nel 2018.

per un ammontare di 1,3 miliardi (+160 per cento rispetto al 2016); il risultato dell'attività di riscossione dei ruoli per circa 7,4 miliardi e, infine, i versamenti della *voluntary disclosure*[16] per circa 400 milioni.

FIGURA R.1: RISULTATI DELLA LOTTA ALL'EVASIONE: ENTRATE TRIBUTARIE ERARIALI E NON ERARIALI (in milioni)


22.000
20.000
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
2012
2013
2014
2015
2016
2017

Fonte: Agenzia delle Entrate.

Il Governo ha posto grande attenzione alla strategia complessiva per assicurare la *tax compliance*, focalizzando i propri sforzi sull'attuazione della delega fiscale per un fisco trasparente, equo e orientato alla crescita (Legge n. 23/2014) e sul cambiamento di approccio nei confronti dei contribuenti. In generale, le attività di contrasto all'evasione fiscale sono state orientate sia a potenziare e valorizzare il confronto preventivo tra fisco e contribuente, con l'intento di migliorare la propensione all'adempimento spontaneo (c.d. *effetto indiretto* dell'attività di contrasto dell'evasione fiscale), sia a recuperare gettito attraverso l'attività di accertamento e controllo (c.d. *effetto diretto* dell'attività di contrasto dell'evasione fiscale).

In attuazione della delega fiscale e ai fini di monitorare e produrre una stima ufficiale dell'evasione fiscale e contributiva[17], il Governo è tenuto a: i) presentare annualmente, nel quadro della procedura di bilancio, un rapporto sui risultati conseguiti in materia di misure di contrasto all'evasione tributaria e contributiva; ii) avvalersi, per la redazione di tale rapporto, dei risultati della 'Relazione sull'economia non osservata e sull'evasione fiscale e contributiva' redatta dalla Commissione istituita ad hoc con decreto del Ministro dell'Economia e delle Finanze[18]. Con questa Relazione viene stimata l'ampiezza e la diffusione dell'evasione fiscale e contributiva e determinata una stima ufficiale dell'ammontare delle entrate sottratte al bilancio pubblico.

La stima ufficiale dell'ammontare delle entrate tributarie e contributive sottratte al bilancio pubblico calcola il *tax gap* come il divario (*gap*) tra le imposte e i contributi effettivamente versati e quelle che i contribuenti avrebbero dovuto versare in un regime di perfetto adempimento agli obblighi tributari e contributivi previsti a legislazione vigente. Sulla base di prassi consolidate e condivise a livello internazionale, la Commissione ha quantificato il *tax gap* delle principali imposte e dei contributi distinguendo, ove possibile, tra il *tax gap* al

[16] Il dato si riferisce solo alle attività che l'Agenzia delle Entrate ha posto in essere in relazione alla *voluntary disclosure* 1, introdotta dalla L. n. 186/2014 e non tiene in considerazione i versamenti autoliquidati a seguito della riapertura dei termini di adesione disposti dal D.L. n. 193/2016 (cd *voluntary disclosure 2)*, pari a 596 milioni. Nel complesso, il risultato derivante dalla *voluntary disclosure* per il 2017 è pari a 956 milioni.

[17] Art. 3 L. n. 23/2014

[18] Art. 10 bis.1 L. n. 196/2009, introdotto dal D.Lgs. n. 160/2015

netto dei mancati versamenti (*assessment gap*) e quello dovuto ai mancati versamenti (*collected gap*).
Sulla base degli ultimi dati disponibili, relativi al 2015, l'evasione tributaria e contributiva è stata stimata in 109.449 milioni, di cui la sola evasione tributaria è pari a 97.819 milioni; in media, nel periodo 2013-2015, l'evasione tributaria e contributiva è pari a 109.003 milioni, e la sola componente tributaria risulta pari a 97.936 milioni. La riduzione del *tax gap* nel 2015 rispetto al 2014 è pari a 1,6 miliardi, mentre la propensione al *gap* si è ridotta di 0,8 punti percentuali, passando dal 23,9 per cento nel 2014 al 23,1 per cento nel 2015; in particolare, si riduce di 724 milioni il *tax gap* dell'IVA e di 2.165 milioni quello relativo all'IRAP. Risulta anche in flessione il *tax gap* IRES (di circa 1,1 miliardi) e in aumento quello dell'IRPEF di circa 1,9 miliardi (di cui 316 milioni per lavoratori dipendenti e 1,6 miliardi per lavoratori autonomi e le imprese). Inoltre, rispetto al 2014, si registra un incremento della propensione all'evasione dell'IRPEF, pari a 0,8 punti percentuali per i lavoratori autonomi e le imprese e una riduzione pari a -0,1 punti percentuali per i lavoratori dipendenti irregolari; la propensione per l'IRES, invece, diminuisce di 3,8 punti percentuali e dell'IRAP di 0,6 punti percentuali.
Ulteriori miglioramenti del *tax gap* nei prossimi anni sono attesi a seguito delle nuove misure di contrasto all'evasione fiscale e contributiva introdotte con la Legge di Bilancio 2018[19]. Di particolare rilevanza è l'estensione, a partire dal 1° gennaio 2019, dell'obbligo della fatturazione elettronica per tutti i soggetti IVA (B2B) e per i consumatori finali (B2C). L'obbligo della fatturazione elettronica è anticipato a partire dal 1° luglio 2018, per il settore dei carburanti e degli appalti pubblici. Con questo provvedimento, l'obbligo di fatturazione elettronica, già previsto dal 2015 per le operazioni commerciali con la Pubblica Amministrazione (B2G), risulta notevolmente esteso.
L'Italia ha presentato una domanda di deroga basata sull'articolo 395 della direttiva IVA per ottenere l'autorizzazione ad applicare la fatturazione elettronica obbligatoria a tutti i soggetti passivi stabiliti sul territorio nazionale, fatta eccezione per i professionisti e le piccole imprese che beneficiano dei regimi di vantaggio o forfettario, e per introdurre le fatture nel Sistema di Interscambio (SdI), gestito dall'Agenzia delle Entrate. La deroga sulla fatturazione elettronica obbligatoria è, anche, in linea con la raccomandazione del Consiglio sul Programma Nazionale di Riforma 2017 dell'Italia, nella quale si raccomandava di adottare provvedimenti nel 2017 e nel 2018 al fine di ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e di pagamento. La deroga deve essere autorizzata in base all'articolo 395 della direttiva IVA allo scopo di semplificare la procedura di riscossione dell'imposta o di evitare talune evasioni o elusioni fiscali. Sulla base degli elementi forniti dall'Italia, la deroga è stata ritenuta coerente con le disposizioni vigenti in materia.
La fatturazione elettronica obbligatoria attraverso lo SdI consentirà, infatti, all'amministrazione tributaria di acquisire in tempo reale le informazioni contenute nelle fatture emesse e ricevute fra operatori, rendendo possibile di conseguenza alle autorità tributarie di effettuare controlli tempestivi e automatici della coerenza fra l'IVA dichiarata e quella versata, e imprimendo un impulso alla digitalizzazione e alla semplificazione amministrativa.
Sotto il profilo della lotta alle frodi IVA, attualmente servono circa 18 mesi all'amministrazione fiscale per accertare l'esistenza di un operatore inadempiente; la disponibilità immediata delle fatture elettroniche consentirebbe di ridurre questo lasso di tempo a tre mesi, ponendo così fine molto più rapidamente alla catena fraudolenta.
In Italia, il *gap* dell'IVA è quantificato dalla Commissione in circa 35 miliardi e può essere ripartito nelle seguenti componenti: *i*) l'evasione da omessa fatturazione, ovvero la c.d. 'evasione con consenso'; *ii*) l'evasione da omessa dichiarazione, ovvero la c.d. 'evasione senza consenso' tra acquirenti e fornitori circa l'importo da fatturare; *iii*) l'evasione da omesso versamento. L'effetto atteso dall'introduzione dell'obbligo della fatturazione

[19] Art. 1, c. 909 L. n. 205 del 27 dicembre 2017.

elettronica è la drastica riduzione dell'evasione da omessa dichiarazione, stimata in circa 13,2 miliardi[20].

In aggiunta, la fatturazione elettronica obbligatoria presenta i seguenti vantaggi: automatismi degli obblighi di conservazione delle fatture, efficientamento dei processi contabili integrati coi sistemi di fatturazione, disponibilità di dati puntuali (non solo di riepilogo IVA) e in tempo reale, con la possibilità di attivare un confronto pre-dichiarativo costante con i contribuenti, miglioramento della trasparenza mettendo a disposizione le fatture nel cassetto fiscale del contribuente.

Altre rilevanti misure di contrasto alle frodi sono state introdotte con la Legge di Bilancio 2018 con riferimento al settore dei carburanti, nel quale le risultanze investigative e le verifiche ispettive dei reparti della Guardia di Finanza hanno evidenziato l'esistenza di rilevanti condotte fraudolente riconducibili a crescenti flussi di prodotti energetici di provenienza estera, illecitamente immessi in consumo in Italia senza assolvere l'IVA.

Per contrastare le frodi IVA nel settore, le nuove misure prevedono innanzitutto che l'immissione in consumo dal deposito fiscale o l'estrazione dal deposito di un destinatario registrato di benzina o gasolio utilizzati come carburanti per motori e di altri prodotti carburanti o combustibili sia subordinata alla prova del versamento dell'imposta sul valore aggiunto.

All'applicazione di tale misura sono state, inoltre, associati: *i*) un'efficace azione di deterrenza e prevenzione, attuata con la cooperazione fra i diversi attori istituzionali, tra i quali l'Agenzia delle Dogane e dei Monopoli, l'Agenzia delle Entrate, la Guardia di Finanza e la Direzione Nazionale Antimafia e Antiterrorismo, anche attraverso l'implementazione, lo sviluppo e la condivisione tempestiva dei flussi informativi e delle banche dati necessarie ad attivare interventi sinergici e coordinati; *ii*) un rafforzamento delle verifiche e dei controlli nei confronti di depositi e di impianti di distribuzione, individuati sulla base di una preventiva analisi di rischio e di un'azione di intelligence finalizzata a selezionare i soggetti caratterizzati dai più elevati profili di pericolosità fiscale e/o a intercettare i flussi di merci e prodotti provenienti dall'estero che vengono illecitamente immessi in consumo in Italia.

Tra le altre disposizioni per il potenziamento del contrasto all'evasione fiscale vanno segnalate l'introduzione dell'obbligo di trasmissione telematica dei corrispettivi da parte dei gestori di distributori di carburanti, il superamento del sistema delle schede carburanti, attualmente utilizzato ai fini della deducibilità e detraibilità dei costi relativi ai carburanti, e l'introduzione a tal fine dell'obbligo di acquisto tramite mezzi di pagamento elettronici. La previsione dell'indeducibilità, ai fini delle imposte dirette, e dell'indetraibilità, ai fini IVA, dei corrispettivi pagati in contanti è volta a contrastare l'evasione fiscale derivante dalla tendenza, da parte delle imprese, a sopravvalutare i costi per carburanti al fine di ridurre il reddito imponibile e sovrastimare le operazioni passive IVA, sfruttando la mancata tracciabilità degli acquisti riportati sulla scheda carburante.

L'attività di contrasto di fenomeni evasivi ed elusivi degli obblighi fiscali sarà potenziata anche mediante una sempre più efficace cooperazione amministrativa sul piano internazionale. In particolare, l'entrata in vigore dello standard internazionale (*Common Reporting Standard - CRS*) per lo scambio automatico di informazioni sulle attività finanziarie detenute all'estero dai contribuenti residenti in ciascuna delle 92 giurisdizioni che hanno aderito, alla data del 17 agosto 2017, ad accordi internazionali, rappresenta uno strumento di grande rilevanza operativa e consentirà alle amministrazioni fiscali degli Stati aderenti di ricevere informazioni sui conti finanziari detenuti all'estero al 31 dicembre di ogni anno, entro il 1°ottobre dell'anno successivo. La qualità dei dati sarà particolarmente

[20] A tale proposito, l'Ufficio Parlamentare di Bilancio ha evidenziato come, tuttavia, rimanga il rischio che tale misura incentivi i soggetti IVA a puntare più intensivamente verso forme di evasione con consenso (omessa fatturazione). Si sottolinea, invece, che l'affiancamento alla fatturazione elettronica di limiti all'uso del contante, più stringenti di quelli attualmente vigenti, potrebbe contribuire in modo significativo a contrastare l'evasione con consenso (Cfr.: 'Rapporto sulla politica di bilancio 2018', dicembre 2017, http://www.upbilancio.it/wp-content/uploads/2017/12/Rapporto-politica-di-bilancio-2018-_per-sito.pdf, p.9).

elevata tenuto conto degli obblighi di *due diligence* che impegnano gli intermediari finanziari che inviano le informazioni alle amministrazioni fiscali ad applicare le regole stabilite dallo standard CRS per individuare i beneficiari dei conti finanziari. Tali regole sono ispirate alle norme antiriciclaggio internazionali. I dati di fonte estera potranno essere utilizzati ai fini dell'analisi del rischio di evasione mediante l'incrocio con i dati fiscali presenti in Anagrafe Tributaria.

FOCUS

Aiuto Pubblico allo Sviluppo (APS)

Le stime preliminari sull'APS italiano 2017 prevedono il raggiungimento dello 0,29 per cento del Reddito Nazionale Lordo (RNL). Tale dato, al momento al vaglio dell'OCSE/DAC per le pertinenti procedure di verifica, testimonia l'impegno del Governo italiano in materia di cooperazione allo sviluppo e il sensibile avvicinamento, con quasi tre anni di anticipo, all'obiettivo APS/RNL dello 0,30 per cento in precedenza previsto per il 2020.

Inoltre, il dato 2017, qualora validato dall'OCSE, confermerebbe, in sintonia con quanto previsto dall'articolo 30 della Legge n. 125 del 2014 (Disciplina generale sulla cooperazione internazionale per lo sviluppo), il costante e progressivo riallineamento del nostro APS agli standard internazionali, proseguendo l'andamento positivo registrato nel corso degli ultimi anni: 0,17 per cento del RNL nel 2013, 0,19 per cento nel 2014, 0,22 per cento nel 2015 e 0,27 per cento nel 2016. In particolare, si evidenzia come già il dato definitivo 2016 abbia consentito all'Italia di posizionarsi, in termini percentuali, al quarto posto fra i Paesi membri del G7.

In tale prospettiva, il risultato conseguito nel 2017 è da considerarsi positivo, sebbene permanga un divario considerevole rispetto all'obiettivo dello 0,7 per cento del RNL fissato dall'Agenda 2030 per lo Sviluppo Sostenibile. Al riguardo, oltre a ribadire l'esigenza di assicurare un graduale incremento degli stanziamenti annuali assegnati alle amministrazioni dello Stato per politiche di cooperazione allo sviluppo, si evidenzia come gli obiettivi quantitativi in termini di APS richiederanno un maggiore coordinamento degli aiuti pubblici, nonché una più efficace e coerente allocazione delle risorse ed una attenzione crescente alla qualità degli interventi, al ruolo della valutazione e al conseguimento dei risultati, per assicurare che gli interventi stessi abbiano un impatto concreto. Occorrerà quindi migliorare la qualità dell'azione pubblica in tema di cooperazione internazionale valorizzando, in particolare, gli strumenti di coordinamento istituzionale previsti dalla Legge n. 125/2014.

V.2 LA REVISIONE DELLA SPESA

La revisione della spesa costituisce uno strumento fondamentale della politica economica del Governo poiché consente di identificare possibili risparmi, attraverso la modernizzazione dei processi e il contenimento dei costi, e di creare spazi fiscali per riallocare la spesa in relazione alle priorità definite a livello politico. In particolare, negli ultimi dieci anni si sono susseguite diverse esperienze di *spending review* finalizzate al perseguimento dei seguenti obiettivi: i) l'ampliamento e ammodernamento dei servizi pubblici, tra cui quelli sanitari e scolastici; ii) la riduzione del deficit e del debito pubblico, affiancando alle misure di sostegno all'economia un sentiero di consolidamento dei conti pubblici tale da consentire il rispetto dei vincoli di bilancio e la sostenibilità delle finanze pubbliche; iii) la riduzione della pressione fiscale.

A partire dal 2007 sono state avviate, attraverso la costituzione di apposite Commissioni che operavano in collaborazione con le amministrazioni centrali dello Stato, attività di analisi e valutazione della spesa statale. L'obiettivo era quello di

approfondire la conoscenza delle determinanti e dei meccanismi della spesa pubblica, ma soprattutto di definire un nuovo approccio, a supporto delle scelte politiche e amministrative, basato sulle valutazioni di efficienza e efficacia. Tali attività, svolte prima con carattere di straordinarietà e circostanziate ad alcune aree di intervento, sono state successivamente istituzionalizzate e ampliate a tutto il perimetro della spesa statale con la creazione nel 2010 di nuclei appositamente dedicati e operativi fino al 2013[21].

Nel corso dello stesso periodo sono state adottate misure *ad hoc*, agendo in particolare sulla riduzione dei consumi intermedi e sul contenimento delle spese per il personale. Diversi commissari straordinari, con il compito di formulare indirizzi e proposte sulle materie oggetto di *spending review*, hanno affiancato i governi in questa attività.

Per le amministrazioni centrali dello Stato, a partire dal 2012, si sono susseguite esperienze di assegnazione di obiettivi di risparmio, delegando ai ministeri l'individuazione di proposte di intervento per il loro conseguimento e prevedendo in alcuni casi, laddove le riduzioni di bilancio si fossero rivelate insufficienti, ulteriori misure di riduzione della spesa fino a concorrenza dell'ammontare prefissato.

In questi anni gli interventi adottati attraverso l'attività di revisione della spesa hanno contribuito al contenimento della spesa pubblica nel nostro Paese. Nel periodo 2001-2009 la spesa primaria è cresciuta, in termini reali, ad un tasso medio di circa l'1,5 per cento annuo, per poi registrare una riduzione media annua nel periodo 2009-2016 dello 0,5 per cento (Tav. V.8). In particolare, si è registrata nel periodo 2009-2016 una riduzione media annua in termini reali per le spese dei redditi dei pubblici dipendenti (-1,7 rispetto ad un tasso di variazione medio annuo positivo dello 0,9 nel periodo 2001-2009) e per i consumi intermedi (-0,4 per cento rispetto ad una variazione media annua positiva dell'1,5 per cento del periodo precedente). Al contrario, la spesa per prestazioni sociali, che risente dell'invecchiamento della popolazione, è cresciuta sia nel periodo 2001-2009 che in quello 2009-2016, raggiungendo nell'ultimo anno il livello del 40,6 per cento del totale della spesa pubblica. In ogni caso tale aggregato, che dal 2014 risente anche degli effetti dell'assegno mensile degli '80 euro', presenta un ritmo di crescita media annua tra il 2009-2016 inferiore a quello del periodo precedente (1,0 per cento rispetto al 2,1 per cento).

TAVOLA V.8: ANDAMENTO DELLA SPESA PUBBLICA IN ITALIA 2001-2016 (valori reali su dati di consuntivo)

	Var. % media annua		% di spesa totale	
	2001-2009	2009-2016	2001	2016
Totale spesa	0,9	-0,6	100,0	100,0
Spesa primaria	1,5	-0,5	87,2	92,0
- Redditi da lavoro dipendente	*0,9*	*-1,7*	*21,3*	*19,8*
- Consumi intermedi	*1,5*	*-0,4*	*15,5*	*16,5*
- Prestazioni sociali in denaro	*2,1*	*1,0*	*32,9*	*40,6*

Fonte: elaborazioni su dati ISTAT.

[21] Si fa riferimento ai nuclei di analisi e valutazione della spesa previsti dalla Legge n. 196 del 2009 e istituiti con Decreto del Ministero dell'Economia e delle Finanze del 22 marzo 2010.

L'Italia evidenzia un comportamento sostanzialmente virtuoso anche quando confrontato, nel periodo più recente, con gli altri Paesi europei (Fig. V.1).

L'andamento della spesa primaria italiana cresce in termini reali di circa il 9,0 per cento nel periodo 2001-2016, meno degli altri grandi Paesi europei considerati e anche meno rispetto alla media dei valori dei paesi dell'Unione Europea e dell'Area dell'Euro. Inoltre, il contenimento è particolarmente evidente per l'Italia nel periodo successivo al 2009 in cui si osserva una riduzione della spesa primaria reale fino al 2013, che poi si stabilizza sugli stessi livelli nel triennio successivo.

Nell'ottica di un rafforzamento della programmazione finanziaria e con l'obiettivo di conseguire un maggior grado di strutturazione e sistematicità del processo di revisione della spesa, le recenti modifiche alla legge di contabilità e finanza pubblica hanno previsto l'introduzione dell'attività di *spending review* nel ciclo di bilancio[22]. In fase di formazione del disegno di legge di bilancio, il contributo delle amministrazioni centrali dello Stato alla manovra di finanza pubblica è infatti ancorato a specifici obiettivi assegnati, in aggregato, con il Documento di Economia e Finanza (DEF) di aprile e ripartiti per ciascuna amministrazione con un successivo Decreto del Presidente del Consiglio dei Ministri (DPCM) (maggio/giugno) nel quale potranno, altresì, essere indicate le priorità politiche del Governo circa l'allocazione delle risorse tra i settori di intervento. Gli interventi per il conseguimento di tali obiettivi sono proposti dai ministeri in sede di presentazione del disegno di legge di bilancio (settembre/ottobre) e vengono successivamente monitorati nell'ambito di accordi interministeriali (da definire entro inizio marzo).

FIGURA V.1: LA SPESA PRIMARIA IN EUROPA 2001-2016 (valori reali, numeri indice anno base 2001)


160
150
140
130
120
110
100
90
80
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Unione Europea
Area euro
Italia
Germania
Spagna
Francia
Regno Unito

Fonte: elaborazioni su dati AMECO.

[22] Ci si riferisce, in particolare, alle modifiche introdotte alla L. n. 196/2009 dall'articolo 4 del D. Lgs. n. 90/2016.

Il nuovo processo è stato attuato per la prima volta nel 2017 con riferimento al triennio di programmazione 2018-2020. L'obiettivo complessivo, stabilito dal DEF 2017 in almeno un miliardo per ciascun anno di risparmi strutturali di spesa in termini di indebitamento netto, è stato ripartito tra i ministeri con il DPCM del 28 giugno 2017. Lo stesso provvedimento ha previsto che le proposte di riduzione della spesa, definite con il Disegno di Legge di Bilancio 2018-2020, avrebbero dovuto operare attraverso: i) la revisione di procedure amministrative o organizzative per il miglioramento dell'efficienza; ii) il de-finanziamento di interventi già previsti; iii) la revisione dei meccanismi o parametri che regolano l'evoluzione della spesa, determinati sia da leggi sia da altri atti normativi, ovvero la soppressione di disposizioni normative di spesa vigenti in relazione alla loro efficacia o priorità. Le spese per investimenti fissi lordi, calamità naturali ed eventi sismici, immigrazione e contrasto alla povertà, ritenute prioritarie dal Governo, sono state escluse dall'ambito di intervento. Le proposte di riduzione della spesa avanzate dai ministeri, formulate in coerenza con l'obiettivo specifico di ciascun ministero, sono confluite nella Legge di Bilancio 2018-2020 (Tav. V.9), attraverso specifiche disposizioni normative (Sezione I della legge di bilancio), con le quali sono stati rivisti i parametri di riferimento della spesa e, in più ampia misura, tramite l'efficientamento delle strutture o il de-finanziamento di alcuni interventi (Sezione II della Legge di Bilancio).

TAVOLA V.9: RIDUZIONI DI SPESA OPERATE CON LA LEGGE DI BILANCIO 2018-2020 PER AMMINISTRAZIONE (contributo all'indebitamento netto, milioni di euro)

	2018	2019	2020
Ministero dell'Economia e delle Finanze	510	503	510
di cui: Presidenza del Consiglio dei Ministri	*30*	*12*	*12*
Ministero dello Sviluppo Economico	18	17	18
Ministero del Lavoro e delle Politiche Sociali	90	87	82
Ministero della Giustizia	36	39	38
Ministero degli Affari Esteri e della Cooperazione Internazionale	29	31	31
Ministero dell'Istruzione, dell'Università e della Ricerca	86	92	94
Ministero dell'Interno	32	33	32
Ministero dell'Ambiente e della Tutela del Territorio e del Mare	6	6	6
Ministero delle Infrastrutture e dei Trasporti	127	127	126
Ministero della Difesa	24	25	25
Ministero delle Politiche Agricole, Alimentari e Forestali	6	6	5
Ministero dei Beni e delle Attività Culturali e del Turismo	10	11	11
Ministero della Salute	27	29	30
Totale	1.001	1.006	1.008
di cui sez. I	*39*	*35*	*35*
di cui sez. II	*962*	*970*	*973*

Fonte: relazione tecnica alla Legge di Bilancio 2018-2020.

Le variazioni disposte nell'ambito della Sezione II, ad esempio, riguardano il definanziamento di fondi del bilancio dello Stato, le misure di razionalizzazione delle spese di funzionamento dei ministeri e delle Agenzie Fiscali e dei trasferimenti a imprese pubbliche.

Gli interventi sono oggetto di specifici accordi di monitoraggio triennali tra il Ministero dell'Economia e delle Finanze e ciascun ministero, al fine di verificare l'effettivo conseguimento degli obiettivi di spesa e degli effetti anche in termini

di quantità e qualità di beni e servizi erogati. Gli accordi di monitoraggio per il triennio 2018-2020, che tengono conto delle modifiche apportate nel corso dell'iter parlamentare di approvazione della Legge di Bilancio, sono stati predisposti nel corso del mese di marzo 2018 con appositi decreti interministeriali, pubblicati sul sito internet del Ministero dell'Economia e delle Finanze[23]. Entro il 1° marzo dell'esercizio successivo a quello di applicazione degli interventi, i risultati effettivamente conseguiti saranno illustrati da ciascun ministero in una relazione da allegare al DEF. Tali informazioni potranno così costituire una utile base per la eventuale revisione degli interventi proposti e per la definizione della nuova programmazione di bilancio.

[23] I decreti interministeriali sono disponibili sul sito internet del Ministero dell'economia e delle finanze al seguente indirizzo:
http://www.tesoro.it/documenti-pubblicazioni/doc-finanza-pubblica/index.html#contRevSpes

VI. ASPETTI ISTITUZIONALI DELLE FINANZE PUBBLICHE

VI.1 RECENTI SVILUPPI NORMATIVI IN TEMA DI RIFORMA DEL BILANCIO DELLO STATO

Nel corso del 2017 sono proseguiti gli adempimenti attuativi della riforma del bilancio dello Stato definita con l'approvazione dei Decreti Legislativi n. 90 e n. 93 del 2016 e della Legge n. 163 del 2016[1].

In particolare, è stata prorogata di altri dodici mesi la durata della sperimentazione sul nuovo concetto di impegno contabile, già intrapresa a partire dal 1 ottobre 2016[2], sono stati condotti da un apposito gruppo di lavoro gli approfondimenti tecnici finalizzati a definire un nuovo concetto di accertamento da affiancare a quello tradizionale avente valenza giuridica e, parallelamente alle attività in corso per la predisposizione del regolamento per l'adozione del piano dei conti integrato per il bilancio dello Stato. Inoltre, sono stati avviati una serie di aggiornamenti ai sistemi informativi per consentire l'avvio della sperimentazione del piano dei conti integrato e della contabilità integrata, economico patrimoniale in affiancamento a quella finanziaria. Nel mese di giugno 2017 è stata avviata la sperimentazione per l'adozione di un bilancio di genere[3] che si è conclusa con la presentazione, in sede di rendiconto del bilancio dello Stato 2016, di una riclassificazione del documento contabile finalizzata ad evidenziare il diverso impatto della politica di bilancio su uomini e donne, in termini di denaro, servizi, tempo e lavoro non retribuito. Gli esiti di tale sperimentazione sono stati oggetto di una relazione del Ministro dell'Economia e delle Finanze che è stata trasmessa al Parlamento[4].

Per migliorare alcuni aspetti della riforma, anche alla luce degli esiti delle sperimentazioni condotte, è stato predisposto un provvedimento[5] correttivo e integrativo di alcune disposizioni contenute nel D.Lgs. n. 93 del 2016.

Nel dettaglio si prevede:

- un ampliamento dell'obbligo di disponibilità finanziaria per gli impegni di spesa che deve essere assicurata, oltre che in termini di competenza, come

[1] I tre provvedimenti riguardano rispettivamente l'attuazione alla delega per la revisione della struttura del bilancio dello Stato, quella per il riordino della disciplina della gestione e del potenziamento della funzione del bilancio di cassa e la nuova disciplina sul contenuto della legge di bilancio dello Stato.

[2] La sperimentazione in base a quanto previsto dall'art. 9, c. 4 del D.Lgs. n. 93/2016, doveva durare dodici mesi a partire dal 1 ottobre 2016. Successivamente per effetto dell' art. 6, c. 2, lettera b), del D.L. n. 148/2017, convertito, con modificazioni dalla L. n. 172/2017 tale termine è stato prorogato di ulteriori dodici mesi.

[3] L'avvio e le linee metodologiche della sperimentazione del bilancio di genere sono state disposte con il decreto del Presidente del Consiglio dei Ministri del 16 giugno 2017.

[4] La relazione è disponibile sul sito internet della Ragioneria Generale dello Stato al seguente link: http://www.rgs.mef.gov.it/_Documenti/VERSIONE-I/Attivit--i/Rendiconto/Bilancio-di-genere/Bilancio_di_genere_-_Relazione_Parlamento_per_sito.pdf

[5] Si tratta del D. Lgs. n. 29 del 16 marzo 2018, pubblicato sulla G.U. n. 80 del 6 aprile 2018.

sinora avvenuto, anche con riferimento alla cassa almeno per il primo anno di imputazione in bilancio;

- la modifica delle norme inerenti la gestione della spesa effettuata dalle Amministrazioni centrali dello Stato per il tramite di funzionari delegati, mediante l'introduzione del concetto di 'impegno di spesa delegata', in base alla quale l'imputazione contabile è effettuata con riferimento all'esercizio in cui l'obbligazione diviene esigibile, analogamente a quanto già previsto a partire dal 2019 per la spesa direttamente gestita dagli ordinatori primari. Nel caso della spesa delegata, l'amministrazione provvede ad assumere gli impegni sulla base di programmi di spesa predisposti dai funzionari delegati, tenuto conto dell'esigibilità delle obbligazioni da essi assunte o programmate;
- l'estensione della possibilità per le Amministrazioni centrali dello Stato di disporre assegnazioni dei fondi agli uffici periferici, prevedendo che ciò possa avvenire sia per l'esercizio delle funzioni attribuite da specifiche disposizioni di legge o regolamenti, sia per l'espletamento di attività agli stessi decentrate;
- la revisione e armonizzazione della disciplina in materia di controlli di regolarità amministrativo contabile in fase successiva, in modo tale da consentirne la loro applicazione alle rendicontazioni dei pagamenti stipendiali del personale della Pubblica Amministrazione effettuati mediante il sistema informativo NOIPA;
- l'introduzione dell'accertamento qualificato, in base al quale, nel bilancio di previsione dello Stato, le entrate sono iscritte in relazione all'ammontare che si prevede di riscuotere nell'anno. In questo modo, avvicinando di fatto il momento dell'accertamento delle entrate a quello della riscossione, il documento contabile darà contezza delle entrate effettivamente attese alle quali si correla la misura della spesa, in coerenza con la nuova definizione di impegno contabile.

Una più ampia e dettagliata trattazione di tali argomenti è illustrata nel Rapporto sullo stato di attuazione della riforma della contabilità e finanza pubblica allegato al presente documento di programmazione.

VI.2 LE REGOLE DI BILANCIO PER LE AMMINISTRAZIONI LOCALI

La regola dell'equilibrio di bilancio

Il contributo di regioni, province e comuni al conseguimento dell'obiettivo di indebitamento netto perseguito a livello nazionale nel rispetto del Patto di Stabilità e Crescita è disciplinato dalla regola del pareggio di bilancio, entrata in vigore a partire dal 2016.

Il percorso di superamento del Patto di Stabilità Interno è stato consolidato con le nuove norme introdotte nell'agosto del 2016[6] che individuano un unico saldo non negativo in termini di competenza tra entrate finali e spese finali, al

[6] L. n. 164/2016 che ha rivisto il Capo IV della L. n. 243/2012.

netto delle voci attinenti all'accensione o al rimborso di prestiti, sia nella fase di previsione che di rendiconto. La riforma del 2016 ha seguito l'entrata in vigore della riforma contabile degli enti territoriali[7] la quale, a decorrere dal 1° gennaio 2015, garantisce: i) il rispetto dell'equilibrio di bilancio di parte corrente per tutte le amministrazioni territoriali; ii) il passaggio ad una rilevazione basata sulla competenza finanziaria potenziata.

Al raggiungimento degli obiettivi di finanza pubblica nazionali concorrono le regioni, le Province Autonome di Trento e di Bolzano, le città metropolitane, le province e tutti i comuni, a prescindere dal numero di abitanti[8]. Rimangono fermi gli obblighi di comunicazione, di monitoraggio e certificazioni attestanti il conseguimento degli obiettivi da parte degli enti nei confronti del Ministero dell'Economia e delle Finanze che effettua il monitoraggio sul rispetto della regola.

Le norme hanno ampliato le possibilità di finanziamento degli investimenti sul territorio. In un'ottica di sostenibilità di medio-lungo periodo e di finalizzazione del ricorso al debito, da un lato sono mantenuti fermi i principi generali, in particolare: i) il ricorso all'indebitamento da parte degli enti territoriali è consentito esclusivamente per finanziare spese di investimento, nei limiti previsti dalla legge dello Stato[9]; ii) le operazioni di indebitamento devono essere accompagnate da piani di ammortamento di durata non superiore alla vita utile dell'investimento, dove sono evidenziati gli oneri da sostenere e le fonti di copertura nei singoli esercizi finanziari. Dall'altro, invece, le nuove regole consentono che gli investimenti pubblici locali siano finanziati, oltre che attraverso il ricorso al debito, anche tramite l'utilizzo dei risultati d'amministrazione degli esercizi precedenti. Le operazioni di indebitamento e la possibilità di utilizzare gli avanzi pregressi per operazioni di investimento sono demandate ad apposite intese regionali ed ai Patti di solidarietà nazionale. Le intese devono, comunque, assicurare il rispetto degli obiettivi di finanza pubblica per il complesso degli enti territoriali della regione interessata, compresa la regione stessa e, in analogia, i Patti di solidarietà nazionale devono, comunque, assicurare il rispetto degli obiettivi di finanza pubblica del complesso degli enti territoriali.

La normativa vigente prevede l'inclusione nel saldo non negativo tra le entrate e le spese finali del Fondo Pluriennale Vincolato (FPV), sia nelle entrate sia nelle spese. Tale fondo è costituito da risorse già accertate nell'esercizio in corso ma destinate al finanziamento di obbligazioni passive in esercizi successivi. Svolge pertanto una funzione di raccordo tra più esercizi finanziari. La considerazione del FPV tra le poste utili alla determinazione dell'equilibrio complessivo genera effetti espansivi soprattutto per la spesa in investimenti da parte dei comuni.

[7] D. Lgs. n. 118/2011.

[8] A decorrere dall'anno 2016 è stato avviato il graduale abbandono del Patto di Stabilità Interno anche per le autonomie speciali, ad eccezione della Regione Sardegna il cui passaggio a regime è avvenuto contestualmente alle regioni a statuto ordinario già a decorrere dall'anno 2015. La Regione Siciliana applica, a regime, la disciplina del pareggio a decorrere dall'anno 2016, la Regione Valle d'Aosta dall'anno 2017 e le Regioni Trentino-Alto Adige e Friuli Venezia Giulia, nonché le Province autonome di Trento e di Bolzano, a decorrere dall'anno 2018.

[9] Tali limiti sono posti dall'art. 202 e seguenti del D. Lgs. n. 267/2000 per gli Enti locali e dall'art. 62, c.6 del D. Lgs. n. 118/2011 per le regioni e le province autonome.

Il quadro normativo considera, infine, una diversificazione del rapporto Stato-enti territoriali a fronte delle diverse fasi del ciclo economico: nelle fasi avverse del ciclo o al verificarsi di eventi eccezionali è previsto, compatibilmente con gli obiettivi di finanza pubblica, il concorso dello Stato al finanziamento dei livelli essenziali delle prestazioni concernenti i diritti civili e sociali che devono essere garantiti su tutto il territorio nazionale; nelle fasi favorevoli del ciclo economico è previsto il concorso degli enti territoriali alla riduzione del debito del complesso delle amministrazioni pubbliche attraverso versamenti al Fondo per l'ammortamento dello Stato.

L'applicazione della nuova regola del pareggio di bilancio ha rafforzato il percorso di contenimento dell'indebitamento netto e stabilizzazione del debito del settore delle Amministrazioni locali: negli ultimi anni il saldo del comparto permane in avanzo mentre il debito si riduce, in valore assoluto e in rapporto al PIL.

FIGURA VI.1: INDEBITAMENTO NETTO E DEBITO DELLE AMMINISTRAZIONI LOCALI (in percentuale del PIL)


0,6
0,4
0,2
0,0
-0,2
-0,4
-0,6
-0,8
-1,0
-1,2
11,0
9,5
8,0
6,5
5,0
3,5
2,0
0,5
-1,0
1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017
Indebitamento netto
Debito lordo (asse dx)

Fonte: Elaborazione MEF su dati ISTAT e Banca d'Italia.

Il sistema sanzionatorio-premiale[10] assicura una proporzionalità tra premi e sanzioni e tra sanzioni e violazioni; il sistema sanzionatorio prevede un trattamento differenziato in caso di mancato rispetto del pareggio di bilancio con uno sforamento inferiore oppure maggiore o uguale al 3 per cento delle entrate finali accertate. In caso di mancato rispetto del pareggio di bilancio, uno sforamento inferiore al 3 per cento delle entrate finali comporta il blocco delle sole assunzioni a tempo indeterminato, con la possibilità di assumere a tempo determinato nei limiti consentiti dalla normativa vigente. Nel caso di uno sforamento superiore o uguale al 3 per cento scatta il blocco sia delle assunzioni a tempo indeterminato sia determinato. Lo stesso principio di gradualità è applicato

[10] Disciplinato dalla Legge di Bilancio 2017 (L. n. 232/2016).

anche alle sanzioni che prevedono un limite sugli impegni di spesa corrente e al versamento delle indennità di funzione e gettoni del Presidente, Sindaco e Giunta. In ogni caso, vige il divieto di ricorrere all'indebitamento e la sanzione pecuniaria da comminare agli amministratori in caso di accertamento del reato di elusione. Inoltre, la sanzione economica viene recuperata in un triennio.

Per favorire gli investimenti sul territorio, la Legge di Bilancio 2018 rafforza le misure già introdotte con la Legge di Bilancio 2017, assegnando spazi finanziari, nell'ambito dei Patti di solidarietà nazionale (c.d. Patti di solidarietà nazionale 'verticali')[11], agli Enti locali fino a complessivi 900 milioni annui, di cui 400 milioni destinati all'edilizia scolastica e 100 milioni destinati ad interventi di impiantistica sportiva, per il biennio 2018 e 2019 e 700 milioni annui per ciascuno degli anni dal 2020 al 2023.

Ulteriori misure in materia di investimenti delle amministrazioni locali sono state avviate nel 2017 e rafforzate con la Legge di Bilancio 2018. I primi interventi sono stati indirizzati al finanziamento della progettazione definitiva ed esecutiva dei comuni della zona a rischio sismico 1 (estesa alla zona a rischio sismico 2 nel 2018)[12], per un ammontare pari a 5 milioni per il 2017, 25 milioni per il 2018 e 30 milioni per il 2019).

Con la Legge di Bilancio 2018 sono stati previsti, poi, contributi agli investimenti per opere pubbliche di messa in sicurezza degli edifici e del territorio, nel limite complessivo di 150 milioni per il 2018, 300 milioni per il 2019 e 400 milioni per il 2020).

Il Patto per la Salute e i Tetti alla spesa farmaceutica

La spesa delle regioni per la sanità è soggetta alla disciplina contenuta nel Patto per la Salute, un'intesa avente un orizzonte temporale triennale, negoziata tra Stato, regioni e Province Autonome di Trento e Bolzano. Dal 2000 attraverso tali intese, i soggetti istituzionali coinvolti concordano l'ammontare delle risorse da destinare al finanziamento del Servizio Sanitario Nazionale (SSN) al fine di garantire le risorse necessarie alla programmazione di medio periodo, fissando gli strumenti di *governance* del settore e le modalità di verifica degli stessi.

A fronte del finanziamento statale al SSN, si richiede alle regioni di assicurare l'equilibrio nel settore sanitario, tramite l'integrale copertura di eventuali disavanzi. In caso di deviazione dall'equilibrio sono previste misure correttive automatiche, quali l'aumento dell'imposta addizionale regionale sul reddito delle persone fisiche e dell'IRAP e il divieto di sostituzione del personale in quiescenza (*turn over*). Strumento essenziale della *governance* è l'obbligo di presentare un Piano di rientro se il settore sanitario regionale presenta un deficit superiore ad una certa soglia fissata per legge, ovvero se la regione presenta rilevanti carenze nella qualità delle cure[13]. All'interno del piano sono programmate le misure da mettere in atto al fine di ripristinare la posizione di pareggio di bilancio su un

[11] Questi strumenti di flessibilità sono finalizzati a coniugare l'obiettivo del pareggio di bilancio con l'esigenza di tornare a realizzare investimenti pubblici mediante il ricorso al debito e l'utilizzo dei risultati di amministrazione, fondamentali per l'economia locale e nazionale.

[12] Prevista dall'articolo 41-bis del D.L. n. 50/2017.

[13] La soglia, fissata al 5 per cento, è data dal rapporto tra il deficit nominale regionale e l'importo totale delle risorse assegnate dallo Stato per il finanziamento del servizio sanitario regionale.

orizzonte temporale di tre anni e la definizione degli strumenti di monitoraggio e verifica della sua attuazione. La normativa prevede, infine, il commissariamento della funzione sanitaria, qualora il piano di rientro non sia redatto in modo adeguato o non sia attuato nei tempi e nei modi previsti. Dal 2016, la presentazione dei Piani di rientro è obbligatoria anche per le aziende ospedaliere, incluse quelle universitarie, gli Istituti di ricovero e cura di natura pubblica e degli altri enti che erogano prestazioni di ricovero e cura, che presentino squilibri di un certo rilievo tra costi e ricavi[14] o non rispettino parametri di qualità ed efficacia delle cure[15].

L'ultimo Patto per la Salute è stato stipulato il 10 luglio 2014 ed è relativo al triennio 2014-2016. Nell'accordo è stato definito il livello del finanziamento cui concorre lo Stato e sono stati affrontati aspetti relativi all'organizzazione e alla regolamentazione del SSN. Il Patto è stato recepito nella Legge di Stabilità per il 2015. Per gli anni successivi al 2016 gli interventi normativi più recenti hanno ridefinito il livello di finanziamento del SSN, pur in assenza di un nuovo accordo. In particolare, la Legge di Bilancio per il 2017 ha rideterminato il finanziamento del SSN, fissandolo in 113 miliardi per il 2017, 114 miliardi per il 2018 e 115 miliardi nel 2019. Successivamente è intervenuto il decreto ministeriale del 5 giugno 2017 che ha ridotto i predetti importi di 423 milioni per il 2017 e di 604 milioni a decorrere dal 2018 a seguito della mancata stipula degli Accordi con le Autonomie speciali per la quota di manovra a loro carico[16]. La Legge di Bilancio per il 2018 non ha previsto ulteriori variazioni del livello del finanziamento del SSN.

A partire dal 2017, una quota del livello di finanziamento del fabbisogno sanitario nazionale standard, pari a 1 miliardo, è vincolata alla spesa per l'acquisto di particolari tipi di farmaci di cui 500 milioni per farmaci innovativi e 500 milioni per farmaci oncologici.

I vincoli sulla spesa farmaceutica sono stati modificati in modo sostanziale dalla Legge di Bilancio per il 2017. In particolare, i tetti vigenti risultano fissati nella misura del 7,96 per cento del livello del finanziamento del SSN con riferimento alla spesa farmaceutica convenzionata[17] e nella misura del 6,89 per cento con riferimento alla spesa farmaceutica per acquisti diretti[18].

In caso di sforamento dei tetti è tuttora vigente il meccanismo automatico di correzione (c.d. *payback*). Se viene superato il tetto della spesa farmaceutica convenzionata, la parte eccedente deve essere coperta dalla catena degli operatori del settore farmaceutico (produttori, grossisti, farmacie); eventuali eccedenze di spesa rispetto al tetto della spesa farmaceutica per acquisti diretti sono addebitate per il 50 per cento alle regioni e il restante 50 per cento alle

[14] Scostamento tra costi e ricavi superiore al 7 per cento dei ricavi oppure pari ad almeno 7 milioni in valore assoluto.

[15] Art. 1, c. 521-536, L. n. 208/2015 (Legge di Stabilità per il 2016).

[16] Art. 1, c. 394, L. n. 232/2016 (Legge di Bilancio per il 2017).

[17] La spesa farmaceutica convenzionata indica la spesa riferibile ai farmaci rimborsabili, al lordo delle quote di partecipazione alla spesa a carico degli assistiti, distribuiti attraverso le farmacie pubbliche e private convenzionate.

[18] La spesa farmaceutica per acquisti diretti indica la spesa riferibile ai farmaci acquistati direttamente dalle aziende sanitarie, erogati in ospedalieri oppure distribuiti direttamente dalle medesime aziende sul territorio. Tale distribuzione può avvenire anche attraverso specifici accordi con le farmacie convenzionate. La quota di spesa pari a un miliardo destinata, a partire dal 2017, ai farmaci innovativi ed oncologici è esclusa dal computo dei tetti.

aziende farmaceutiche. Nella Legge di Bilancio per il 2018 sono incluse disposizioni dirette a prevedere la definitiva chiusura del contenzioso instaurato dalle aziende farmaceutiche sulle quote di *payback* a loro carico del periodo 2013-2015, nonché disposizioni concernenti il versamento da parte delle medesime aziende, in favore delle regioni, del *payback* 2016.

È possibile scaricare il

DOCUMENTO DI ECONOMIA E FINANZA

dai siti Internet

www.mef.gov.it • www.dt.tesoro.it • www.rgs.mef.gov.it

ISSN: 2239-0928

Exhibit (3)

2018 National Reform Programme
(Section III of the Economic and Financial Document of 2018, dated April 26, 2018)

MINISTERO DELL'ECONOMIA E DELLE FINANZE



DOCUMENTO DI ECONOMIA E FINANZA 2018

Sezione III Programma Nazionale di Riforma

MINISTERO DELL'ECONOMIA E DELLE FINANZE

DOCUMENTO DI ECONOMIA E FINANZA 2018

Sezione III Programma Nazionale di Riforma

Presentato dal Presidente del Consiglio dei Ministri
Paolo Gentiloni Silveri

e dal Ministro dell'Economia e delle Finanze
Pier Carlo Padoan

Deliberato dal Consiglio dei Ministri il 26 aprile 2018

PREMESSA

Il Governo presenta il Documento di Economia e Finanza (DEF) 2018 in un momento di transizione caratterizzato dall'avvio dei lavori della XVIII legislatura.

Tenuto conto del nuovo contesto politico, il Governo non ha formulato un nuovo quadro programmatico. Il DEF 2018 si limita alla descrizione dell'evoluzione economico-finanziaria internazionale, all'aggiornamento delle previsioni macroeconomiche per l'Italia e al quadro di finanza pubblica tendenziale che ne consegue, alla luce degli effetti della Legge di Bilancio per il 2018. Il Parlamento trova quindi in questo Documento un quadro aggiornato della situazione economica e finanziaria quale base per la valutazione delle politiche economiche e dei programmi di riforma che il prossimo Esecutivo vorrà adottare.

Il quadro a legislazione vigente contempla l'aumento delle imposte indirette nel 2019 e, in minor misura, nel 2020. Come è già avvenuto negli anni scorsi, il rialzo dell'IVA potrà essere sostituito da misure alternative con futuri interventi legislativi. Va sottolineato che l'entità delle clausole di salvaguardia previste dalla Legge di Bilancio 2018 è inferiore a quella delle clausole incluse nella precedente Legge di Bilancio.

Il ciclo della programmazione delle finanze pubbliche potrà essere aggiornato dal prossimo Governo attraverso l'elaborazione di un quadro programmatico e, in autunno, con l'adozione degli altri strumenti di programmazione previsti dalla Legge n. 196/2009: la Nota di Aggiornamento del DEF e il Disegno di Legge di Bilancio dello Stato.

L'eredità della passata legislatura e dell'azione del Governo

L'attività legislativa potrà ripartire dai risultati conseguiti negli anni precedenti grazie anche alle misure promosse dal Governo.

Le politiche economiche adottate negli ultimi anni hanno accompagnato l'Italia nello sforzo collettivo di superare la lunga e drammatica crisi economica e finanziaria che tra il 2007 e il 2013 ha causato una caduta del PIL pari a circa 9 punti percentuali, lasciando profonde ferite nel tessuto sociale in termini di reddito disponibile, disoccupazione, disuguaglianze e sfiducia.

Lungo un percorso difficile e in salita, un sentiero stretto tra l'esigenza di interrompere l'aumento del debito pubblico (la cui incidenza sul prodotto è cresciuta di circa 29 punti percentuali tra il 2007 e il 2013) e al tempo stesso sostenere l'attività economica, l'economia italiana è riuscita a realizzare un significativo recupero in termini di crescita, occupazione, produzione industriale,

export, domanda interna, clima di fiducia; nel contempo è proseguita - graduale ma ininterrotta - l'azione di consolidamento dei conti pubblici. Si tratta di un bilancio non scontato, che non deve essere disperso negli anni a venire.

La gestione delle finanze pubbliche ha tenuto conto dell'esigenza di riduzione del disavanzo che alimenta il già elevato debito pubblico; l'indebitamento netto, pari al 3 per cento del PIL nel 2014, si è progressivamente ridotto negli anni, raggiungendo il 2,3 per cento nel 2017 (1,9 al netto degli interventi straordinari per il settore bancario e la tutela del risparmio). Parallelamente, dopo sette anni di aumenti consecutivi, il rapporto debito/PIL si è stabilizzato, registrando delle riduzioni sull'anno precedente sia nel 2015 che nel 2017.

L'attenzione rivolta al risanamento del bilancio si è affiancata a un costante sostegno alla crescita e al mercato del lavoro, nella consapevolezza che l'occupazione registra le conseguenze del ciclo economico con un ritardo significativo. Un ritardo che si può rilevare nella distanza tra il momento più grave della crisi (il 2009, quando il PIL ha fatto registrare la caduta del 5,5 per cento) e il momento in cui si è arrestata la caduta nel numero degli occupati (settembre 2013). A quattro anni dai primi segnali di ripresa economica (la modesta crescita del PIL nel 2014), registriamo un aumento del numero di occupati pari a circa un milione di unità rispetto al punto più profondo della crisi. In particolare, a febbraio 2018 il numero di lavoratori con contratto a tempo indeterminato (14,935 milioni) è vicino al livello massimo raggiunto prima della crisi (15,032 milioni nel luglio 2008).

Il rafforzamento della crescita nel 2017 e le buone prospettive per l'anno in corso consentono di nutrire una ragionevole fiducia nel proseguimento della dinamica positiva degli indicatori occupazionali. I rinnovi contrattuali e il venir meno dei vincoli sulle nuove assunzioni (turnover) nella PA, con conseguenti nuovi ingressi attesi nel settore e in particolare nelle Forze dell'ordine, contribuiranno al miglioramento delle condizioni sul mercato del lavoro.

Altri impieghi delle risorse pubbliche hanno riguardato misure di rilancio dell'occupazione e degli investimenti pubblici e privati, di riduzione della pressione fiscale sulle imprese e sulle famiglie, in particolare quelle a reddito medio-basso. E misure per l'inclusione sociale: grazie all'introduzione del Reddito di Inclusione (REI), per la prima volta l'Italia si è dotata di uno strumento nazionale e strutturale di lotta alla povertà attraverso il sostegno al reddito e l'accompagnamento alla ricerca di occupazione quale strumento fondamentale dei processi inclusivi.

Gli interventi di contrasto alla crisi e a sostegno della ripresa hanno beneficiato delle complementarità offerte dalle riforme strutturali, che hanno prodotto progressi su numerosi fronti. Tra questi, l'efficienza della giustizia civile, il funzionamento del mercato del lavoro, la solidità del sistema bancario e del mercato dei capitali, la capacità competitiva delle imprese.

Il rafforzamento del sistema bancario, colpito duramente dalla crisi e da episodi di gestione inadeguata rispetto ai criteri di prudenza e correttezza, è oggi visibile da numerosi punti di vista. Il finanziamento dell'economia è da tempo in crescita. L'incidenza dei crediti deteriorati sul totale si sta rapidamente riducendo per effetto di politiche di smobilizzo delle sofferenze promosse dalle banche, che beneficiano anche degli interventi adottati dal Governo. È aumentata la redditività e la patrimonializzazione del sistema.

Il quadro macroeconomico e di finanza pubblica tendenziale

Nel 2017 la crescita del PIL è aumentata visibilmente, sospinta dalla favorevole congiuntura mondiale, dalla politica monetaria dell'Eurozona, da una politica di bilancio moderatamente espansiva e dagli interventi di riforma strutturale adottati negli ultimi anni in molti settori, quali la scuola, il mercato del lavoro, la Pubblica Amministrazione, la giustizia civile e in tema di prevenzione della corruzione. Nell'anno è proseguita la crescita dell'occupazione e la riduzione del tasso di disoccupazione. Le prospettive restano favorevoli anche per il 2018, anno in cui si prevede una crescita dell'1,5 per cento. Va tuttavia sottolineato che a livello globale sono presenti dei rischi legati a paventate politiche protezionistiche e all'apprezzamento dell'Euro. Anche se questi rischi non devono essere sottovalutati, i principali fattori di traino all'espansione economica restano validi: le imprese italiane prevedono di aumentare gli investimenti rispetto all'anno scorso e il commercio mondiale continuerà a crescere. L'andamento del PIL è previsto rallentare lievemente nei prossimi anni, in linea con le aspettative sul ciclo economico internazionale. Esso dovrebbe comunque mantenersi ben al disopra della crescita di trend o potenziale.

Il quadro tendenziale di finanza pubblica si iscrive nel percorso che a partire dal 2014 ha assicurato una costante riduzione del rapporto deficit/PIL e la stabilizzazione di quello debito/PIL, di cui si è avviata la riduzione. L'indebitamento netto tendenziale è stimato all'1,6 per cento per il 2018; riflette un'accelerazione del processo di riduzione del deficit e un aggiustamento strutturale dello 0,1 per cento. La prosecuzione del percorso di riduzione del disavanzo negli anni successivi porterà al conseguimento di un sostanziale pareggio di bilancio nel 2020-2021 e all'accelerazione del processo di riduzione del rapporto debito/PIL, che si porterebbe al 122 per cento del PIL nel 2021.Va sottolineato che i saldi di bilancio previsti per il 2019 e il 2020 sono leggermente migliori rispetto a quanto proiettato nella Nota di Aggiornamento del DEF del settembre scorso. L'indebitamento netto scenderebbe infatti allo 0,8 per cento del PIL nel 2019 e sarebbe seguito dal pareggio di bilancio nel 2020 e da un surplus dello 0,2 per cento del PIL nel 2021.

Gli indicatori di benessere

Com'è noto, durante la passata legislatura è stato introdotto nel ciclo di programmazione economica il benessere equo e sostenibile. Il Governo ha sostenuto con convinzione questa innovazione, che vede l'Italia all'avanguardia a livello internazionale. Dopo l'esercizio sperimentale dello scorso anno, il DEF è corredato da un Allegato in cui si analizzano le tendenze recenti dei dodici indicatori di benessere selezionati dal Comitato previsto dalla riforma e si proiettano le future evoluzioni degli indicatori attualmente simulabili.

Nel complesso, si evince come la crisi abbia intaccato il benessere dei cittadini, in particolare accentuando le disuguaglianze e aggravando il fenomeno della povertà assoluta, soprattutto fra i giovani. È tuttavia già in corso un recupero dei redditi e dell'occupazione; si attenuano fenomeni di esclusione sociale quali la mancata partecipazione al mercato del lavoro e l'abbandono scolastico precoce; migliorano alcuni indicatori di efficienza del settore pubblico, quali la durata dei processi civili. Molto resta da fare, i progressi non sono uniformi, ma esiste una base su cui proseguire ed allargare lo sforzo di miglioramento del benessere, dell'equità e della sostenibilità sociale, economica ed ambientale. L'inserimento dell'analisi del benessere nei documenti programmatici è funzionale a una maggiore attenzione dei decisori politici e dell'opinione pubblica verso questi temi così rilevanti per i cittadini.

***

Il peso del debito pubblico, unitamente al modesto potenziale di crescita, ha esposto l'Italia alle tensioni finanziarie della crisi del debito sovrano.

In una fase congiunturale caratterizzata da una significativa accelerazione della crescita il processo di riduzione del debito può guadagnare abbrivio, così rafforzando la fiducia tra gli operatori economici domestici ed esteri.

Resta un problema complesso e di non semplice gestione, da affrontare con consapevolezza e politiche credibili e sostenibili, tenuto conto delle regole di bilancio europee.

Grazie alla riforma del processo di bilancio il consolidamento dei conti pubblici continuerà a beneficiare di una revisione della spesa pubblica sempre più selettiva e orientata alle esigenze delle famiglie e delle imprese.

L'economia italiana, uscita definitivamente dalla doppia recessione, è ora in grado di archiviare la lunga fase di ristagno della produttività, a sua volta connessa all'insufficiente contributo del capitale umano, alle ancora modeste capacità innovative, alla ridotta dimensione media aziendale, all'insufficiente disponibilità di fonti di finanziamento alternative al credito bancario, alla insufficiente efficacia della pubblica amministrazione. Fenomeni che si sono vicendevolmente rafforzati e che soltanto in seguito alle riforme adottate si stanno superando.

Più volte nei documenti di programmazione si è evidenziata la centralità degli investimenti, pubblici e privati, ai fini del rilancio della produttività e del potenziale di crescita. Se si può essere relativamente soddisfatti in merito alla ripartenza degli investimenti privati (gli investimenti fissi lordi delle società non finanziarie hanno segnato nel 2017 un aumento del 7,3 per cento), quelli pubblici continuano invece a risentire della forte riduzione degli stanziamenti in conto capitale operati negli anni più duri della crisi; per il loro pieno rilancio bisognerà continuare a insistere su più efficienti procedure di progettazione, gestione dei progetti e monitoraggio della spesa.

L'Italia è nelle condizioni per proseguire lungo il cammino dell'irrobustimento strutturale della crescita, dell'aumento dell'occupazione, della sostenibilità delle finanze pubbliche e della riduzione della pressione fiscale e miglioramento della composizione della spesa pubblica.

Pier Carlo Padoan

Ministro dell'Economia e delle Finanze

INDICE

INDICE DELLE TAVOLE, DELLE FIGURE E DEI BOX

I. SCENARIO MACROECONOMICO E IMPATTO DELLE RIFORME

I.1 SCENARIO MACROECONOMICO

Nel 2017 l'economia italiana è cresciuta dell'1,5 per cento in linea con le stime ufficiali formulate a settembre nella NADEF. La domanda interna al netto delle scorte ha continuato ad espandersi mentre è proseguito il decumulo delle scorte (-0,2pp) iniziato nell'anno precedente. Le esportazioni nette sono tornate a contribuire positivamente alla crescita.

Le informazioni più recenti di natura quantitativa e qualitativa presentano segnali contrastanti sul ritmo di espansione dell'attività economica nel primo trimestre. I risultati delle indagini sul clima di fiducia delle imprese mostrano una lieve riduzione rispetto alla media del quarto trimestre, pur restando su valori storicamente elevati. Nel settore manifatturiero i saldi sia dei giudizi sugli ordini che delle tendenze sulla produzione si mantengono positivi. Inoltre, per i produttori di beni strumentali aumenta il clima di fiducia e migliorano le attese sugli ordini e sulla produzione. Il grado di utilizzo degli impianti si colloca al di sopra della media di lungo periodo.

Dopo il forte aumento registrato in dicembre, l'indice di produzione industriale si è ridotto oltre le attese nei primi due mesi dell'anno (rispettivamente -1,9 per cento m/m a gennaio e -0,5 per cento a febbraio) tornando ai livelli del novembre del 2017. La contrazione è in buona misura legata alla correzione dei giorni lavorativi per lo scostamento tra giorni festivi e quelli di effettiva chiusura delle imprese e alle condizioni climatiche avverse verificatesi in febbraio. Infatti, in tale mese risulta in espansione il solo settore dell'energia (8,1 per cento) mentre sono in contrazione tutti gli altri comparti dell'industria. Sulla base degli ultimi indicatori congiunturali disponibili si prevede comunque che l'indice recuperi nel mese di marzo.

Le indagini di marzo delineano un sensibile miglioramento della fiducia dei consumatori, dopo il calo di gennaio e la successiva stabilizzazione di febbraio, grazie all'andamento favorevole di tutte le componenti dell'indice. Le prospettive sono positive anche per gli investimenti. Contestualmente procede la ripresa dell'offerta di credito all'economia a tassi storicamente bassi. In marzo si è registrata una ripresa dell'inflazione, che è salita allo 0,8 per cento (per l'indice NIC), dallo 0,5 per cento di febbraio. Anche l'inflazione di fondo (al netto di alimentari ed energetici) è salita allo 0,7 per cento, dallo 0,6 per cento di febbraio.

Il 2018 si apre con un contesto globale nel complesso migliore delle attese, anche secondo i principali previsori. Tuttavia vi sono anche rischi al ribasso che caratterizzano lo scenario internazionale che è stato adottato per la previsione del PIL dell'Italia. Secondo il nuovo scenario tendenziale, nel 2018 il PIL crescerà

dell'1,5 per cento in termini reali e del 2,9 per cento in termini nominali. La previsione di crescita per il 2018 è rimasta invariata rispetto ai valori indicati nella NADEF del 2017. Nel 2019 e 2020, si stima prudenzialmente che il tasso di crescita reale rallenti rispettivamente all'1,4 per cento e all'1,3 per cento, anche per effetto dell'aumento previsto delle imposte indirette. Tale aumento potrebbe essere comunque sostituito da altri interventi nei prossimi documenti di programmazione. Nell'ultimo anno di previsione il tasso di crescita del PIL è stimato pari all'1,2 per cento.

TAVOLA I.1: QUADRO MACROECONOMICO TENDENZIALE (variazioni percentuali, salvo ove non diversamente indicato)

	2017	2018	2019	2020	2021
ESOGENE INTERNAZIONALI					
Commercio internazionale	4,7	4,9	4,4	3,9	3,7
Prezzo del petrolio (Brent, USD/barile, futures)	54,2	65,0	61,2	58,4	57,0
Cambio dollaro/euro	1,130	1,232	1,233	1,233	1,233
MACRO ITALIA (VOLUMI)					
PIL	1,5	1,5	1,4	1,3	1,2
Importazioni	5,3	5,4	4,0	3,4	3,5
Consumi finali nazionali	1,1	1,2	0,8	0,8	1,1
Consumi famiglie e ISP	1,4	1,4	1,0	0,9	1,2
Spesa della PA	0,1	0,5	0,1	0,4	0,6
Investimenti	3,8	4,1	2,8	2,4	1,7
- macchinari, attrezzature e beni immateriali	1,8	5,1	4,0	3,4	2,3
- mezzi di trasporto	35,6	11,2	3,0	2,0	1,3
- costruzioni	1,1	1,4	1,5	1,5	1,2
Esportazioni	5,4	5,2	4,2	3,9	3,2
p.m. saldo corrente bilancia pagamenti in % PIL	2,8	2,5	2,6	2,8	2,9
CONTRIBUTI ALLA CRESCITA DEL PIL (1)					
Esportazioni nette	0,2	0,0	0,2	0,2	0,0
Scorte	-0,2	0,0	0,1	0,0	0,0
Domanda nazionale al netto delle scorte	1,5	1,5	1,1	1,1	1,2
PREZZI					
Deflatore importazioni	3,1	2,9	1,8	1,6	1,6
Deflatore esportazioni	1,7	1,7	1,8	1,6	1,6
Deflatore PIL	0,6	1,3	1,8	1,7	1,5
PIL nominale	*2,1*	*2,9*	*3,2*	*3,1*	*2,7*
Deflatore consumi	*1,2*	*1,1*	*2,2*	*2,0*	*1,5*
Inflazione programmata	*1,2*	*1,0*			
p.m. inflazione IPCA al netto degli energetici importati, var.% (2)	1,1	1,3	1,4	1,5	
LAVORO					
Costo lavoro	0,2	1,5	1,0	1,2	1,4
Produttività (misurato su PIL)	0,6	0,7	0,5	0,4	0,3
CLUP (misurato su PIL)	-0,4	0,8	0,5	0,9	1,1
Occupazione (ULA)	0,9	0,8	0,8	0,9	0,9
Tasso di disoccupazione	11,2	10,7	10,2	9,7	9,1
Tasso di occupazione (15-64 anni)	*58,0*	*59,0*	*59,7*	*60,5*	*61,2*
p.m. PIL nominale (valori assoluti in milioni euro)	*1716935*	*1766241*	*1822552*	*1878205*	*1928685*

(1) Eventuali imprecisioni derivano dagli arrotondamenti.
(2) Fonte: ISTAT.
Nota: Il quadro macroeconomico relativo alle esogene internazionali è stato elaborato sulla base delle informazioni disponibili al 1 marzo 2018.
PIL e componenti in volume (valori concatenati anno di riferimento 2010), dati non corretti per i giorni lavorativi.

I.2 L'IMPATTO MACROECONOMICO DELLE RIFORME STRUTTURALI

In questo paragrafo si riepilogano le stime dell'impatto macroeconomico delle riforme strutturali. Le valutazioni di impatto sono state elaborate con i modelli quantitativi in uso al Ministero dell'Economia e Finanze (ITEM, QUEST III e IGEM). Le principali aree interessate dal processo di riforma sono le seguenti: Pubblica Amministrazione e semplificazione, concorrenza, mercato del lavoro, giustizia ed istruzione, gli interventi attuati in materia di crediti deteriorati e procedure fallimentari, le misure relative a 'Impresa 4.0' ovvero un ampio pacchetto di provvedimenti che comprende: le misure di stimolo agli investimenti innovativi, le misure di rafforzamento delle competenze e le misure di Finanza per la crescita.

Nella Tavola I.2 si presenta l'impatto sul PIL dei principali provvedimenti di riforma. L'impatto delle riforme determina un incremento del PIL, rispetto allo scenario di base, pari al 2,9 per cento dopo cinque anni e al 4,7 per cento dopo dieci anni dall'introduzione delle riforme. Nel lungo periodo l'effetto complessivo stimato sul prodotto è di circa il 10 per cento.

TAVOLA I.2 EFFETTI MACROECONOMICI DELLE RIFORME STRUTTURALI PER AREA DI INTERVENTO (scostamenti percentuali del PIL rispetto allo scenario base)

	T+5	T+10	Lungo periodo
Pubblica Amministrazione	0,5	0,8	1,2
Concorrenza	0,2	0,5	1,0
Mercato del lavoro	0,6	0,9	1,3
Giustizia	0,1	0,2	0,9
Istruzione	0,2	0,3	1,3
Crediti deteriorati e procedure fallimentari	0,1	0,1	0,1
Impresa 4.0	1,2	1,9	4,1
di cui: -Investimenti innovativi	*0,6*	*0,7*	*1,1*
- Competenze	*0,1*	*0,3*	*1,1*
- Finanza per la crescita	*0,5*	*0,9*	*1,9*
di cui: - PIR e Fondi Investimento	*0,3*	*0,5*	*0,9*
- Altri interventi	*0,2*	*0,4*	*1,0*
TOTALE	2,9	4,7	9,9

Nella Tavola I.3 si riporta l'effetto complessivo delle riforme strutturali, con un focus sulle principali variabili macroeconomiche. In particolare, emerge il carattere espansivo delle riforme, soprattutto nel medio e lungo periodo. Si osserva come l'impatto sia sulla spesa per consumi sia su quella per investimenti risulti sostanzialmente coerente con quello registrato per il prodotto[1].

TAVOLA I.3 – EFFETTI MACROECONOMICI DELLE RIFORME STRUTTURALI PER COMPONENTI DEL PIL (scostamenti percentuali rispetto allo scenario base)

	T+5	T+10	Lungo periodo
PIL	2,9	4,7	9,9
Consumi	2,5	4,5	8,3
Investimenti	4,4	6,9	13,6

[1] Per maggiori dettagli si rimanda alla Appendice B del PNR2017 'Tavole di sintesi dell'impatto macroeconomico delle riforme'.

I.3 L'IMPATTO FINANZIARIO DELLE MISURE DEL PROGRAMMA NAZIONALE DI RIFORMA

Le griglie allegate al PNR sono suddivise e pubblicate in dieci aree di *policy*. Esse contengono sia gli aggiornamenti di misure varate negli anni precedenti, sia nuove misure d'intervento emerse nel corso dell'esame dei provvedimenti che hanno completato l'iter parlamentare da aprile 2017 a marzo 2018.

Nelle griglie, le misure sono analiticamente descritte in termini normativi e finanziari[2]. Gli effetti finanziari sono valutati in termini di maggiori/minori entrate e maggiori/minori spese sia per il Bilancio dello Stato, sia per la Pubblica Amministrazione (PA) e quantificati con riferimento ai relativi saldi. La quantificazione degli impatti delle misure delle griglie, ad eccezione di alcuni casi, mette in luce 'costi' e 'benefici' delle misure per la finanza pubblica, prescindendo dalle coperture reperite in ogni provvedimento. L'impatto sul saldo del Bilancio dello Stato (saldo netto da finanziare)[3] è riportato, per ciascuna area, nella Tavola I.4 in cui sono inserite tutte le disposizioni che hanno effetto in termini di finanza pubblica relative al periodo di osservazione. Tra queste sono comprese anche quelle la cui copertura è stata disposta tramite rimodulazione di assegnazioni a fondi precedentemente costituiti o per le quali sono state modificate le autorizzazioni alla spesa. In particolare, per il quadriennio 2017 - 2020, i più significativi aggiornamenti[4], dal punto di vista finanziario, risultano:

- minori spese per circa 13,8 miliardi per il Bilancio dello Stato. Tra le misure più rilevanti si segnala il contrasto alle compensazioni indebite introdotto dal D.L. n. 50/2017 all'art. 3, (area 'Spesa pubblica e tassazione');
- minori entrate per circa 54,1 miliardi nel periodo in esame. Le misure che danno origine ai minori introiti per il Bilancio dello Stato afferiscono prevalentemente all'area 'Spesa pubblica e tassazione' e si riferiscono, tra l'altro, alla sterilizzazione parziale per gli aumenti delle aliquote IVA, al differimento dell'entrata in vigore del regime IRI (che ha effetti significativi anche in termini di entrate) e il contributo dello Stato alla finanza pubblica delle Regioni a statuto ordinario;
- maggiori entrate per circa 48,2 miliardi sono riconducibili, oltre al differimento dell'entrata in vigore del regime IRI, alle disposizioni in materia di giochi ed agli effetti delle disposizioni sulla tassazione uniforme dei redditi derivanti da partecipazioni qualificate realizzate da persone fisiche, al di fuori dell'esercizio d'attività di impresa (Imposta sostitutiva), effetti comunque parzialmente compensati dalle minori entrate in termini di IRPEF;
- maggiori spese per circa 51,1 miliardi afferenti a varie misure, tra cui si segnalano varie disposizioni dell'area 'Lavoro e Pensioni'. In particolare, gli oneri per i rinnovi contrattuali del personale delle Amministrazioni Statati, la norma che rende strutturale l'incentivo alle imprese per l'assunzione di under

[2] Cfr. 'Guida alla lettura delle griglie', ibidem.

[3] Tale scelta è dovuta principalmente alla rilevanza delle Amministrazioni centrali nella definizione e implementazione delle misure. Per analizzare gli impatti in termini di indebitamento netto, si consulti la colonna 'Impatto sul bilancio pubblico' per ciascuna area di policy presente nelle 10 griglie associate alla sezione del DEF 2018 'PNR- I provvedimenti organizzati per area di intervento (griglie).

[4] Si ricorda che nelle misure delle griglie sono esclusi i contributi alla finanza pubblica degli Enti territoriali, sia perché maggiormente rispondenti al conseguimento di obiettivi di saldo piuttosto che ad azioni di riforma, sia perché, in termini di saldo netto da finanziare, andrebbero riportati come 'maggiori entrate'.

30 con contratto di lavoro subordinato a tempo indeterminato a tutele crescenti e l'incremento del fondo per la lotta alla povertà e all'esclusione sociale. Tali disposizioni rispondono anche alla raccomandazione UE n. 4/2017 relativa al 'lavoro ed alla povertà'.

TAVOLA I. 4 IMPATTO FINANZIARIO DELLE MISURE NELLE GRIGLIE DEL PNR (IN MILIONI DI EURO)

	2017	2018	2019	2020
Efficienza amministrativa				
Maggiori entrate	309,0	398,1	175,1	177,6
Maggiori spese	90,0	310,2	416,1	324,6
Minori entrate	0,0	0,0	13,8	7,9
Minori spese	11,0	34,8	32,3	33,9
Energia ed Ambiente				
Maggiori entrate	0,7	162,6	618,9	8,9
Maggiori spese	30,5	65,8	92,9	122,3
Minori entrate	0,4	236,7	1.274,9	1.002,6
Minori spese	0,0	0,5	94,5	1,2
Federalismo				
Maggiori entrate	81,3	139,3	139,3	139,3
Maggiori spese	21,0	337,2	11,4	11,4
Minori entrate	0,0	1,7	1,7	1,7
Minori spese	70,0	100,0	100,0	100,0
Infrastrutture e sviluppo				
Maggiori entrate	0,5	162,6	130,7	76,7
Maggiori spese	1.496,0	2.851,2	3.621,5	3.159,7
Minori entrate	111,9	146,1	66,4	78,4
Minori spese	0,0	10,3	10,2	42,7
Innovazione e Capitale umano				
Maggiori entrate	0,0	1.304,3	81,0	331,0
Maggiori spese	55,6	328,2	659,3	707,1
Minori entrate	1,0	1,0	0,0	0,0
Minori spese	0,0	12,2	6,6	6,6
Lavoro e pensioni				
Maggiori entrate	4,4	16,5	208,7	440,6
Maggiori spese	390,8	4.103,4	5.860,6	6.778,7
Minori entrate	0,1	85,9	693,7	1.040,2
Minori spese	0,0	59,8	102,7	111,8
Mercato dei prodotti e concorrenza				
Maggiori entrate	0,0	10,0	8,0	8,0
Maggiori spese	0,3	21,9	21,9	20,9
Minori entrate	0,0	0,0	0,0	0,0
Minori spese	0,0	0,0	0,0	0,0
Sistema finanziario				
Maggiori entrate	0,0	0,0	2,3	2,3
Maggiori spese	0,0	325,0	25,2	25,2
Minori entrate	0,0	0,0	6,7	3,8
Minori spese	0,0	0,0	0,0	0,0
Sostegno alle imprese				
Maggiori entrate	52,0	142,0	176,0	176,0
Maggiori spese	991,0	1.492,2	567,7	525,7
Minori entrate	0,0	21,0	556,5	1.047,0
Minori spese	143,0	89,0	111,0	111,0
Spesa Pubblica e tassazione				
Maggiori entrate	2.288,2	16.617,1	13.521,3	10.130,2
Maggiori spese	1.301,5	5.548,5	4.953,8	3.453,1
Minori entrate	0,3	26.847,0	14.876,6	5.952,9
Minori spese	1.743,3	3.993,8	3.367,0	3.268,2

Gli effetti della L. n. 205/2017 (Bilancio di previsione dello Stato per l'anno finanziario 2018 e Bilancio pluriennale per il triennio 2018-2020) in termini di maggiori/minori entrate e maggiori/minori uscite si riferiscono solamente alla Sezione I: Misure quantitative per la realizzazione degli obiettivi programmatici.
Fonte: Elaborazioni RGS su dati allegati 3, delle Relazioni Tecniche e altri documenti ufficiali con esclusione dei fondi europei.

Per ulteriore chiarezza, nella Tavola I.5 sono riportati gli effetti complessivi della Legge di Bilancio 2018 sia in termini di saldo netto da finanziare sia di Indebitamento netto, al lordo delle coperture finanziarie. Un segno positivo di ciascun saldo è da intendere come migliorativo per la finanza pubblica.

TAVOLA I.5 – EFFETTI COMPLESSIVI DELLA LEGGE DI BILANCIO 2018

	Saldo netto da finanziare			Indebitamento netto		
	2018	2019	2020	2018	2019	2020
Manovra sezione I						
Totale entrate	-11.750,2	-4.954,5	2.241,0	-9.190,6	-4.341,2	2.271,7
Totale spese	4.341,3	8.493,3	9.907,3	4.701,1	6.899,0	7.643,3
Totale generale manovra sezione i	-16.091,5	-13.447,8	-7.666,3	13.891,7	-11.240,2	-5.371,6
Manovra sezione II						
Totale rifinanziamenti	1.766,9	1.946,6	1.523,3	1.298,6	1.467,8	391,8
Spesa parte corrente	1.476,1	1.736,2	448,3	1.418,1	1.610,2	337,3
Spesa conto capitale	290,8	210,4	1.075,0	286,8	207,4	82,0
Entrate tributarie/correnti				406,3	349,8	27,5
Totale riprogrammazioni	-50,0	2.400,0	50,0	-1.850,0	100,0	-1.950,0
Spesa parte corrente						
Spesa conto capitale	-50,0	2.400,0	50,0	-1.850,0	100,0	-1.950,0
Totale definanziamenti	-3.014,6	-1.621,1	-1.657,6	-2.483,6	-1.301,5	-1.326,1
Spesa parte corrente	-2.195,3	-1.406,0	-1.401,9	-1.806,3	-1.066,0	-1.061,9
Spesa conto capitale	-819,3	-215,1	-255,7	-687,0	-245,5	-273,0
Entrate tributarie/correnti				-9,6	-9,9	-8,9
Totale incrementi	6,6	2,1	2,1	6,6	2,1	2,1
Spesa parte corrente	4,3	2,1	2,1	4,3	2,1	2,1
Spesa conto capitale	2,3	0,0	0,0	2,3	0,0	0,0
Totale decrementi	-6,4	-0,1	-0,1	-6,4	-0,1	-0,1
Spesa parte corrente	-4,1	-0,1	-0,1	-4,1	-0,1	-0,1
Spesa conto capitale	-2,3	0,0	0,0	-2,3	0,0	0,0
Totale generale manovra sezione II	1.297,5	-2.727,5	82,3	3.034,8	-268,3	2.882,3
Totale generale Legge di Bilancio (Manovra sezione I + sezione II)	-14.793,9	-16.175,3	-7.584,1	10.856,9	-11.508,5	-2.489,4

II. LE RISPOSTE DI *POLICY* ALLE PRINCIPALI SFIDE ECONOMICHE

II.1 L'AZIONE DEL GOVERNO E LE RACCOMANDAZIONI DEL CONSIGLIO EUROPEO

Nell'ultimo anno di legislatura sono state portate a compimento diverse riforme, lungo le linee strategiche tracciate nel Programma Nazionale di Riforma (PNR) del 2017 (Tav.II.1).

Successivamente alla pubblicazione del PNR 2017, come previsto nell'ambito del Semestre Europeo, sulla base delle proposte formulate dalla Commissione Europea, il Consiglio Europeo ha indirizzato all'Italia le proprie Raccomandazioni (*Country Specific Recommendations*[1]) sulle ulteriori riforme e iniziative di politica economica da intraprendere. Le Raccomandazioni 2017 (Tav.II.2) traggono spunto dal persistere di aree di debolezza nel Paese e indicano le riforme necessarie per ridurre gli squilibri macroeconomici ed assicurare il sostegno alla ripresa, nel rispetto della sostenibilità delle finanze pubbliche. Si raccomanda all'Italia una politica fiscale basata sull'attuazione del programma di privatizzazioni, la revisione delle *tax expenditures* e della tassazione in chiave pro-competitiva, la riforma del catasto e delle imposte immobiliari ed infine il rafforzamento della fatturazione e dei pagamenti elettronici.

Negli altri ambiti la Commissione richiama alla necessità di procedere nel cammino di modernizzazione del Paese, con misure che riguardano: la giustizia (penale e civile) e la lotta alla corruzione; la riforma del pubblico impiego e delle società partecipate; la legge per la concorrenza; il risanamento del sistema bancario, anche tramite lo smaltimento dei crediti bancari in sofferenza e un'ulteriore velocizzazione delle procedure di insolvenza; il rafforzamento della contrattazione salariale di secondo livello e una maggiore efficacia delle politiche attive del lavoro. Infine, secondo la Commissione, è necessario che si agisca per razionalizzare e migliorare la composizione della spesa sociale.

Quanto sopra raccomandato risulta coerente con le azioni necessarie alla correzione degli squilibri eccessivi dell'Italia, individuati nell'ambito della Procedura sugli squilibri macroeconomici (MIP) e confermati nelle conclusioni del *Country Report*[2] pubblicato a marzo 2018.

[1] http://ec.europa.eu/europe2020/making-it-happen/country-specific-recommendations/index_it.htm
[2] https://ec.europa.eu/info/publications/2018-european-semester-country-reports_en

TAVOLA II.1 I PRINCIPALI AMBITI DI AZIONE NEL 2017

	Ambiti	Area di *Policy*	Azioni
1	Debito e finanza pubblica	Finanza pubblica	Sostanziale raggiungimento del pareggio strutturale di bilancio nel 2020
2		Finanza pubblica	Revisione della spesa
3		Finanza pubblica	Riduzione dei ritardi dei pagamenti della Pubblica Amministrazione
4		Debito pubblico	Rafforzamento della strategia di riduzione del debito e consolidamento delle finanze pubbliche
5	Tassazione, revisione della spesa e lotta alla evasione	Politiche fiscali	Riduzione della pressione fiscale per sostenere la crescita
6		Politiche fiscali	Spostamento della tassazione dalle persone alle cose.
7		Politiche fiscali	Relazione annuale sulle *tax expenditures*
8		Politiche fiscali	Coordinamento dell'amministrazione fiscale- Commissione consultiva per il contrasto all'evasione
9		Politiche fiscali	Investimenti in ICT e risorse umane a sostegno della lotta all'evasione fiscale e per favorire la *tax compliance*
10		Politiche fiscali	Riduzione delle controversie tributarie e miglioramento dell'efficacia della riscossione
11	Credito	Banche e Credito	Riduzione dello stock di crediti deteriorati
12		Banche e Credito	Riforma della disciplina delle crisi di impresa e dell'insolvenza (Legge Delega)
13		Banche e Credito	Amministrazione straordinaria delle grandi imprese in stato di insolvenza
14		Banche e Credito	Attrazione investimenti esteri e monitoraggio delle misure alternative al credito bancario
15	Lavoro, welfare e produttività	Lavoro e welfare	Implementazione e monitoraggio delle politiche attive del lavoro
16		Lavoro e welfare	Attuazione e monitoraggio delle misure in materia previdenziale (APE)
17		Lavoro e welfare	Misure di sostegno alla famiglia
18		Lavoro e welfare	Sostegno all'occupazione femminile e giovanile e politiche per il secondo percettore di reddito
19		Lavoro e welfare	Incrementare la produttività del lavoro per rafforzare la competitività
20		Lavoro e welfare	Riforma del lavoro autonomo e del lavoro accessorio
21		Lavoro e welfare	Contrasto alla povertà: introduzione del Reddito di Inclusione
22		Istruzione e competenze	Attuazione della riforma della scuola' e monitoraggio dell'efficacia delle misure varate
23		Istruzione e competenze	Piano nazionale per la formazione dei docenti
24		Istruzione e competenze	Attuazione del Piano Nazionale Scuola Digitale
25		Istruzione e competenze	Piano nazionale per la scuola inclusiva
26		Istruzione e competenze	Programma Nazionale per la Ricerca
27	enti e riequilib rio territoria	Investimenti	Piano nazionale per gli investimenti pubblici
28		Investimenti	Adeguamento della normativa sugli appalti e monitoraggio dell'efficacia dei provvedimenti
29		Riequilibrio territoriale	Attuazione dei Patti per il Sud
30	Competitività	Competitività	Attuazione della riforma del sistema portuale e del 'Piano nazionale della portualità e della logistica'
31		Competitività	Dissesto idrogeologico e rischio sismico (Casa Italia)
32		Competitività	Piano Impresa 4.0
33		Competitività	Internazionalizzazione e competitività
34		Competitività	*Start up* e PMI innovative
35		Competitività	Piano strategico del turismo
36		Competitività	Strategia Energetica Nazionale 2017 e Decreto Energia
37		Competitività	Approvazione della Legge annuale per il mercato e la concorrenza
38		Sanità	Attuazione Patto per la Salute e Patto per la Sanità Digitale
39		PA	Completamento della riforma della PA
40		PA	Razionalizzazione delle società partecipate
41		PA	Completamento della riforma dei servizi pubblici locali
42		PA	Completamento della riforma del pubblico impiego
43		PA	Attuazione dell'Agenda per la semplificazione, Aggiornamento dell'Agenda 2018-2020, Piano Triennale per l'ICT nella PA
44		Giustizia	Riforma del processo penale e disciplina della prescrizione
45		Giustizia	Contrasto alla criminalità organizzata e ai patrimoni illeciti
46		Giustizia	Disciplina della magistratura onoraria
47		Giustizia	Estradizione per l'estero
48		Giustizia	Efficienza del processo civile

TAVOLA II.2 - RACCOMANDAZIONI PER IL 2016 E PER IL 2017

Area di *policy*	Raccomandazioni 2017	Raccomandazioni 2016
Finanza pubblica e *Spending Review*	Racc. 1 - Perseguire un consistente sforzo di bilancio nel 2018, in linea con i requisiti del braccio preventivo del patto di stabilità e crescita, tenendo conto della necessità di rafforzare la ripresa in corso e di assicurare la sostenibilità delle finanze pubbliche dell'Italia [...]	Racc. 1 - Limitare nel 2016 la deviazione temporanea dall'aggiustamento dello 0,5 per cento del PIL richiesto verso l'obiettivo di bilancio a medio termine all'importo pari allo 0,75 per cento del PIL concesso per gli investimenti e l'attuazione delle riforme strutturali, a condizione di riprendere il percorso di avvicinamento all'obiettivo di bilancio a medio termine nel 2017; conseguire un aggiustamento annuo di bilancio verso l'obiettivo di bilancio a medio termine pari allo 0,6 per cento del PIL o più nel 2017; completare la riforma del processo di bilancio nel corso del 2016 e assicurare che la revisione della spesa ne costituisca parte integrante; [...]
Privatizzazioni e debito pubblico	Racc. 1 - [...] provvedere a una tempestiva attuazione del programma di privatizzazioni e utilizzare le entrate straordinarie per accelerare la riduzione del rapporto debito pubblico/PIL. [...]	Racc. 1 - [...] assicurare l'attuazione puntuale del programma di privatizzazioni e usare le conseguenti entrate straordinarie per accelerare la riduzione del debito pubblico; [...]
Politica fiscale	Racc. 1 - [...] trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento.	Racc. 1 - [...] trasferire il carico fiscale dai fattori di produzione al consumo e al patrimonio; ridurre numero e portata delle agevolazioni fiscali e completare la riforma del catasto entro il primo semestre 2017; attuare provvedimenti per migliorare il rispetto dell'obbligo tributario, anche mediante sistemi elettronici di fatturazione e pagamento.
Giustizia civile	Racc. 2 - Ridurre la durata del processo civile mediante una gestione efficiente dei procedimenti e norme per assicurare la disciplina processuale [...]	Racc. 2 - [...] ridurre la durata dei procedimenti civili dando attuazione alle riforme e assicurando una gestione efficiente delle cause.
Giustizia penale e corruzione	Racc. 2 - [...] potenziare la lotta contro la corruzione, in particolare riformando l'istituto della prescrizione [...].	[...] potenziare la lotta contro la corruzione, anche riformando l'istituto della prescrizione entro fine 2016 [...]
Riforma della P.A.	Racc. 2 - [...] completare la riforma del pubblico impiego e migliorare l'efficienza delle imprese pubbliche [...].	Racc. 2 - Attuare la riforma della Pubblica Amministrazione adottando e applicando tutti i decreti legislativi necessari, in particolare in materia di riforma delle imprese di proprietà pubblica, servizi pubblici locali e gestione delle risorse umane; [...]
Concorrenza	Racc. 2 - [...] adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso e rimuovere le rimanenti restrizioni alla concorrenza.	Racc. 5 - Adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso; intervenire ulteriormente per aumentare la concorrenza nelle professioni regolamentate, nei trasporti, nella sanità, nel commercio al dettaglio e nell'aggiudicazione delle concessioni.
Servizi finanziari e sistema bancario	Racc. 3 - Accelerare la riduzione dello stock dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie.	Racc. 3 - Accelerare il ridimensionamento dello stock dei crediti deteriorati, anche migliorando ulteriormente la disciplina dell'insolvenza e del recupero crediti; completare rapidamente l'attuazione delle riforme in corso in materia di governo societario nel settore bancario.
Lavoro	Racc. 4 - Con il coinvolgimento delle parti sociali, rafforzare il quadro della contrattazione collettiva, al fine di permettere contratti collettivi che tengano maggiormente conto delle condizioni locali. Assicurare efficaci politiche attive del mercato del lavoro. Incentivare il lavoro dei secondi percettori di reddito. [...]	Racc. 4 - Attuare la riforma delle politiche attive del mercato del lavoro, in particolare rafforzando l'efficienza dei servizi per l'impiego; incentivare al lavoro le persone che costituirebbero la seconda fonte di reddito; [...]
Povertà	Racc. 4 - [...] razionalizzare la spesa sociale e migliorarne la composizione.	Racc. 4 - [...] adottare e attuare la strategia nazionale di lotta contro la povertà e rivedere e razionalizzare la spesa sociale.

II.2 FINANZA PUBBLICA E TASSAZIONE

Sostenibilità delle finanze pubbliche

CSR 1 – *'Perseguire la politica di bilancio in linea con i requisiti del braccio preventivo del piano di stabilità e crescita, che dovrà tradursi in un consistente sforzo di bilancio nel 2018. Le misure adottate dovrebbero mirare a conseguire una posizione di bilancio che contribuisca sia a rafforzare la ripresa in corso che ad assicurare la sostenibilità delle finanze pubbliche dell'Italia'.*

Finanza pubblica

Il consolidamento delle finanze pubbliche è proseguito, nell'ultimo anno, secondo la strategia del Governo diretta a conciliare il sostegno alla crescita e all'innovazione produttiva con i bisogni sociali dei cittadini, in un contesto caratterizzato da stringenti vincoli finanziari e un elevato debito pubblico. La Legge di Bilancio 2018[3] prosegue su questa linea di intervento. Concorrono all'andamento dei saldi e al finanziamento degli interventi disposti con la Legge di Bilancio anche le disposizioni del decreto fiscale[4] recante misure urgenti in materia di missioni internazionali, forze di polizia, definizione agevolata dei debiti fiscali e contributi ed ulteriori misure per esigenze indifferibili.

Per maggiori dettagli si veda il Programma di Stabilità e Crescita dell'Italia.

Contenimento della spesa pubblica e *spending review*

Le politiche di bilancio sono state segnate negli ultimi anni dalla duplice esigenza di consolidare la finanza pubblica e alimentare la ripresa. In questo scenario l'adozione sistematica degli strumenti offerti dalla *spending review*, ha consentito di coniugare il consolidamento dei conti pubblici con interventi di riallocazione della spesa in relazione alle priorità definite a livello politico. A tal fine, la riforma della legge di contabilità e finanza pubblica introdotta nel 2016[5] ha integrato il processo di revisione della spesa nel ciclo di bilancio. In fase di formazione del disegno di legge di bilancio, il contributo delle Amministrazioni centrali dello Stato alla manovra di finanza pubblica è, infatti, ancorato a specifici obiettivi assegnati, in aggregato, con il DEF e ripartiti per ciascuna Amministrazione con un apposito decreto del Presidente del Consiglio dei Ministri (DPCM). Il nuovo processo è stato attuato per la prima volta nel 2017 con riferimento al triennio di programmazione 2018-2020. L'obiettivo di razionalizzazione della spesa (stabilito dal Documento di Economia e Finanza 2017) a carico delle Amministrazioni centrali dello Stato è stato determinato in 1 miliardo per ciascun anno, a decorrere dal 2018, in termini di indebitamento netto. In relazione a tale obiettivo è intervenuto il D.P.C.M. 28 giugno 2017, che ha ripartito il suddetto importo tra i vari Ministeri. Le proposte di riduzione della spesa avanzate dai Ministeri sono confluite nella Legge di Bilancio 2018-2020, attraverso specifiche disposizioni normative che hanno rivisto parametri di

[3] L. 27 dicembre 2017, n. 205
[4] D.L. n.148/2017
[5] Art. 22-bis della L. n. 196/2009, come introdotto dall'art. 4, co. 1 del D.lgs. n. 90/2016.

riferimento della spesa e, in più ampia misura, tramite interventi di efficientamento delle loro strutture e il de-finanziamento di interventi non ritenuti prioritari.

Il **Programma per la razionalizzazione degli acquisti nella PA** è parte integrante della strategia di riduzione della spesa pubblica, semplificazione delle procedure e trasparenza dei processi. Nel 2017 sono transitati sul Portale 'Acquisti in rete'[6] oltre 80 mila punti ordinanti e 90 mila fornitori, che hanno concluso quasi 700.000 transazioni, corrispondenti a contratti di acquisto per circa 9 miliardi. Tale portale è stato rinnovato a febbraio 2018, e nei prossimi mesi saranno rinnovate anche le procedure negoziali, le fasi di abilitazione e gli strumenti di gestione del catalogo per le imprese. L'obiettivo è rendere più efficiente ed efficace l'utilizzo delle iniziative di *e-Procurement* da parte di amministrazioni e imprese, nell'ambito del più ampio percorso di trasformazione digitale del sistema Paese.

La Rilevazione MEF- ISTAT, che registra i prezzi unitari di acquisto per beni e servizi della Pubblica Amministrazione[7], evidenzia l'effettivo vantaggio delle convenzioni stipulate da Consip. Dal confronto tra i prezzi negoziati direttamente dalle singole amministrazioni e i prezzi corrisposti per gli ordini emessi sulla base delle convenzioni, emerge che questi ultimi sono più vantaggiosi degli acquisti effettuati direttamente dalle Pubbliche Amministrazioni. Le più significative riduzioni dei prezzi unitari di acquisto (rispetto gli acquisti fuori convenzione) riguardano i server, la telefonia mobile e le stampanti. Rilevanti anche i risparmi su alcune categorie del settore 'Energia' (carburanti extra-rete e energia elettrica), sugli autoveicoli e sui *personal computer*.

Nelle procedure di acquisto della Pubblica Amministrazione è stata data anche attenzione alla sostenibilità ambientale, attraverso un **Protocollo di Intesa** della durata di tre anni, tra **Ministero dell'Ambiente e ANAC**, che prevede la collaborazione sui seguenti temi:

- il monitoraggio e la vigilanza sull'applicazione dei criteri ambientali minimi (CAM) nelle procedure d'acquisto della Pubblica Amministrazione;
- la condivisione di atti di indirizzo, linee guida, clausole-tipo per bandi e capitolati - necessari per attuare le norme in materia di sostenibilità ambientale degli acquisti pubblici - al fine di fornire ausilio alle stazioni appaltanti;
- la realizzazione di iniziative formative per funzionari della Pubblica Amministrazione.

Finanza locale

Il contributo delle Regioni e degli Enti Locali al conseguimento degli obiettivi di finanza pubblica è disciplinato dalla regola del pareggio di bilancio, entrata in vigore dal 2016. Con la Legge di Bilancio 2018 sono state introdotte una serie di

[6] www.acquistinretepa.it realizzato dal Ministero dell'Economia e delle Finanze e da Consip.

[7] http://www.dag.mef.gov.it/razionalizzazione_acquisti/documenti/Rilevazione_MEF-ISTAT_2017_DEF.PDF. L'edizione 2017 è rivolta ad un campione di circa 1.330 PP.AA. scelte secondo criteri di rappresentatività dei diversi comparti della Pubblica Amministrazione, utilizzando uno schema di campionamento stratificato.

misure di natura più espansiva nei confronti degli Enti Locali, che agiscono su questo obbligo con l'obiettivo di sostenere gli investimenti in opere pubbliche.

In particolare, i provvedimenti diretti alle Regioni sono volti ad attenuare l'apporto previsto per tali enti alla finanza pubblica per il 2018, sia attraverso l'assegnazione di un contributo per la riduzione del debito regionale, sia riducendo di 300 milioni l'entità complessiva del loro apporto (da 2,7 a 2,4 milioni). Si consente poi alle Regioni che si impegnano a riqualificare la propria spesa attraverso maggiori investimenti, di dilazionare in venti esercizi (rispetto ai dieci attuali) il ripiano del disavanzo maturato al 31 dicembre 2015. Vengono incrementati, a partire dal 2018, i trasferimenti alle Regioni a statuto ordinario per far fronte al trasferimento alla Regione del personale delle Città Metropolitane e delle Province in servizio presso i centri per l'impiego. I nuovi meccanismi di finanziamento delle funzioni regionali, previsti dalle norme sul federalismo fiscale[8], sono rinviati dal 2019 al 2020.

Con riguardo agli Enti Locali la stessa legge assegna diverse risorse per investimenti in opere pubbliche di messa in sicurezza degli edifici e del territorio, sia mediante contributi diretti ai Comuni sia incrementando le risorse per gli spazi finanziari degli Enti Locali. Per dettagli si veda sez. II.4 'Investimenti e Infrastrutture'.

Le disposizioni della Legge di Bilancio 2018 tendono anche a stimolare una maggiore efficienza dei Comuni, incrementando l'incentivo straordinario per la loro fusione.

A queste previsioni si aggiungono le seguenti:

- la proroga della sospensione dell'efficacia delle deliberazioni degli Enti Locali e delle leggi regionali nella parte in cui prevedono aumenti di tributi e addizionali. La sospensione non si applica alla TARI, agli aumenti dei tributi deliberati da Comuni risultanti da fusione, al contributo di sbarco nonché alle misure adottate per il settore sanitario;
- la possibilità, per i Comuni, di confermare la stessa maggiorazione TASI già applicata, nei limiti previsti, nel 2015 ed espressamente confermata per il 2016 e il 2017. La misura massima della maggiorazione è pari allo 0,8 per mille. Per il 2018 si proroga la possibilità di ridurre o di aumentare - nella misura del 50 per cento - alcuni coefficienti per il calcolo della TARI;
- l'assoggettamento - in via interpretativa - a IMU e TASI delle sole porzioni destinate ad uso abitativo e ai servizi civili dei manufatti ubicati nel mare territoriale, destinati all'esercizio dell'attività di rigassificazione del gas naturale liquefatto, che hanno una propria autonomia funzionale e reddituale non dipendente dallo sfruttamento del sottofondo marino.

Nel 2018 si attribuiscono, infine, ai Comuni 300 milioni a compensazione del minor gettito derivante dalla sostituzione dell'IMU sull'abitazione principale con la TASI su tutti gli immobili. Nel decreto fiscale è stato previsto che, in deroga al blocco degli aumenti, i Comuni possono, istituire o rimodulare l'imposta di soggiorno e il contributo di soggiorno previsto per Roma capitale. Alle Province e

[8] D. Lgs. n. 68/2011. Tali meccanismi sono: attribuzione della compartecipazione IVA in base alla territorialità, fiscalizzazione dei trasferimenti statali e istituzione dei fondi perequativi.

Città Metropolitane vengono destinate risorse per l'esercizio delle loro funzioni fondamentali[9]. La Legge di Bilancio assegna inoltre un contributo (30 milioni), per ciascuno degli anni 2018-2019 - 2020, a favore delle Province che hanno deliberato entro il 30 novembre 2017 il ricorso alla procedura del predissesto o risultano in dissesto alla predetta data.

Partecipazioni pubbliche, privatizzazioni e patrimonio pubblico

CSR1 – *'assicurare l'attuazione puntuale del programma di privatizzazioni e usare le conseguenti entrate straordinarie per accelerare la riduzione del debito pubblico'.*

Privatizzazioni e valorizzazione del patrimonio pubblico

Nella Nota di Aggiornamento al Documento di Economia e Finanza 2017 il Governo ha confermato l'obiettivo di introiti annui da privatizzazione nell'ordine di 0,3 punti percentuali di PIL per il periodo 2018-2020. Nel 2017 non vi sono stati introiti da privatizzazione, ma sono stati realizzati importanti obiettivi nell'ambito del Piano di dismissione e valorizzazione del patrimonio immobiliare.

Nel triennio 2015-2017 gli introiti dalla vendita degli immobili di proprietà pubblica sono ammontati a 2,55 miliardi, di cui 79 milioni per immobili delle amministrazioni centrali, 1,75 miliardi per immobili degli Enti Locali e 721 milioni per immobili degli enti previdenziali. Per il triennio 2018-2020, le dismissioni del patrimonio immobiliare pubblico sono stimate complessivamente in 690 milioni per il 2018, 730 milioni per il 2019 e 670 milioni per il 2020.

Allo stesso tempo si è proceduto alla **riqualificazione del patrimonio** pubblico, anche attraverso l'utilizzo di strumenti di finanza immobiliare (fondi di investimento). In tale ambito si è consolidato il ruolo di Invimit Sgr, che gestisce attualmente 6 fondi diretti e un fondo di fondi. Il complesso degli immobili apportati ai fondi diretti promossi dal MEF ha un valore di circa 900 milioni, a fronte dei quali sono state emesse quote che verranno successivamente collocate sul mercato. I proventi generati dal collocamento sul mercato potranno essere contabilizzati, a riduzione dell'indebitamento netto, negli anni in cui tali vendite saranno realizzate. Ulteriori introiti, utili alla riduzione del debito, potranno derivare dal rimborso parziale pro-quota a seguito degli incassi realizzati per vendite di immobili e ricavi da locazione: per il 2018 si prevede di incassare una somma complessiva pari a circa 126 milioni. Da segnalare, inoltre, il previsto avvio nel 2018 del fondo target 'Fondo immobiliare per l'edilizia scolastica e il territorio' in cui è atteso un investimento di circa 58 milioni da parte del fondo di fondi 'i3-Core'.

Nell'ambito del Piano di valorizzazione del patrimonio pubblico l'Agenzia del Demanio - anche sulla base dell'aumentata capacità di spesa - gestirà complessivamente circa 3,2 miliardi[10], da investire per la prevenzione del rischio sismico degli immobili dello Stato - per 34 milioni di mq di superficie in uso

[9] In misura pari a 317 milioni nel 2018, 110 milioni annui nel 2019 e 2020 e 180 milioni annui a decorrere dall'anno 2021 per le Province, e a 111 milioni per l'anno 2018 alle Città Metropolitane.
[10] L'Agenzia del Demanio gestisce 43.185 beni per un valore di 60,5 miliardi (al 31 dicembre 2017).

governativo - e anche per interventi di risanamento ambientale e bonifiche, edilizia pubblica, riqualificazione urbana e sicurezza delle periferie.

Nel dettaglio: 1 miliardo è destinato all'avvio della **riqualificazione sismica ed energetica del patrimonio dello Stato** che, oltre alla messa in sicurezza, contribuirà significativamente al raggiungimento dell'obiettivo di risparmio sulla bolletta energetica degli immobili pubblici pari, a regime, a 275 milioni; i restanti 2,2 miliardi sono finalizzati alla realizzazione delle operazioni di ***federal building*** e alle **razionalizzazioni degli edifici ad uso governativo**[11]. Quest'ultima attività consentirà di liberare spazi e chiudere contratti di affitto con i privati con un taglio di spesa che, nel 2018, raggiungerà circa 100 milioni annui rispetto a dicembre 2014 e che, a regime (dal 2022), farà registrare oltre 200 milioni di risparmi annui.

Ulteriori risparmi sono previsti dal lato degli **acquisti di immobili** da parte delle Pubbliche Amministrazioni, anche grazie alla digitalizzazione del processo di predisposizione e invio degli elaborati estimali all'Agenzia del Demanio, per il rilascio del previsto parere di congruità. Nell'ambito delle attività di efficientamento della riscossione, l'Agenzia del Demanio è impegnata, in raccordo con il MIT, nella prevenzione dell'evasione sul demanio marittimo con la previsione di un recupero di entrate per l'erario pari a 40 milioni in 5 anni.

Alle attività di razionalizzazione, si aggiungono i **progetti di rigenerazione** destinati a convogliare risorse private nella riqualificazione degli immobili pubblici, per sottrarli al degrado e renderli nuovamente fruibili. Tra i progetti 'a rete' più importanti rilevano la riqualificazione dei Fari costieri e il progetto Cammini e Percorsi. In particolare, il **Progetto Valore Paese-Fari**, nelle due passate edizioni, ha portato all'assegnazione di 24 strutture tra fari, torri ed edifici costieri dalle quali lo Stato incasserà 15,4 milioni di canoni per il periodo di concessione e attiverà 17 milioni di investimenti diretti, con una ricaduta economica complessiva di 60 milioni ed un risvolto occupazionale di circa 300 operatori. Il terzo bando, in corso di aggiudicazione, porterà alla costituzione della più grande rete nazionale di Fari.

A conclusione del primo bando di gara dell'**iniziativa Cammini e Percorsi** - dedicata al recupero di immobili pubblici situati su percorsi ciclopedonali e tracciati storico-religiosi del Paese - sono stati aggiudicati i primi 13 beni di proprietà dello Stato, in concessione gratuita per 9 anni ad imprese, cooperative e associazioni *under* 40 (in prevalenza al Centro Sud).

Sempre al fine di supportare la valorizzazione del patrimonio immobiliare degli Enti Territoriali e degli altri enti pubblici, è stata attivata da ottobre 2017 la piattaforma Enter, per favorire la segmentazione degli immobili, proposti attraverso procedura informatizzata, al fine di individuare possibili percorsi di riuso e rigenerazione degli stessi. Dall'avvio della piattaforma sono stati coinvolti 435 enti, per un totale di 1.311 immobili, con un valore dichiarato pari a circa 3,5 miliardi. L'Agenzia del Demanio contribuisce inoltre all'attivazione di operazioni di finanza immobiliare, che prevedono l'apporto di beni pubblici (allo studio circa 200 immobili) in fondi immobiliari, territoriali o nazionali, partecipati o gestiti da

[11] Nell'ambito delle operazioni di razionalizzazione e di risparmio di spesa, di particolare interesse sarà la realizzazione delle Cittadelle della Giustizia per le quali l'Agenzia assumerà la funzione di stazione appaltante.

Invimit S.g.r. Di particolare interesse le operazioni in via di attuazione relative a fondi tematici in materia di rigenerazione e nuova costruzione di edifici scolastici (per un valore complessivo di oltre 150 milioni), nonché a fondi territoriali che saranno avviati a seguito delle attività di *due diligence* dei portafogli su base regionale.

Procede l'esperienza del **federalismo demaniale**, con 4.806 beni trasferiti gratuitamente dallo Stato a 1.324 Enti territoriali, per un valore complessivo di oltre 1,75 miliardi. Proseguono inoltre le iniziative previste dal decreto 'Sblocca Italia', di attrazione di capitali privati esteri, su progetti di valorizzazione e riuso del patrimonio pubblico immobiliare, in particolare attraverso la promozione delle migliori opportunità di investimento sul portale investinitalyrealestate.com e nell'ambito delle principali fiere internazionali sul *real estate*.

Nell'ottica di valorizzare la redditività degli *asset* pubblici e individuare possibili strategie di recupero di efficienza, sono state sviluppate e consolidate **le banche dati 'Patrimonio della PA'** del Dipartimento del Tesoro[12]. Parallelamente, vengono portate avanti iniziative di collaborazione inter istituzionale con altre Amministrazioni impegnate in analoghe attività di rilevazione di dati, al fine di favorire lo sfruttamento di sinergie e l'integrazione delle informazioni disponibili.

Politiche fiscali e *governance*

CSR1 – *'Trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento'.*

Misure fiscali

Dall'inizio della legislatura le misure adottate in campo fiscale hanno prodotto una riduzione complessiva del livello di tassazione pari a 32 miliardi. Questa strategia è proseguita, nel 2017, con numerosi interventi diretti sia alla riduzione del carico fiscale sia alla revisione del sistema per semplificarlo e avvicinarlo ai contribuenti.

Il decreto fiscale, approvato a ottobre 2017[13], ha anticipato alcune delle disposizioni della Legge di Bilancio. Si prevede:

- la nuova definizione agevolata dei carichi fiscali (la cd. rottamazione delle cartelle) per le somme affidate all'Agente della riscossione dal 1°gennaio 2000 al 30 settembre 2017, che consente di pagare l'importo del debito senza corrispondere le sanzioni e gli interessi di mora;

[12] Con particolare riguardo alla banca dati sulle concessioni di beni pubblici, in considerazione dell'elevata varietà di beni potenzialmente rilevabili, al fine di rendere più efficace il processo di raccolta dei dati, è stato adottato un approccio di tipo settoriale, focalizzando la rilevazione su determinate categorie del demanio e del patrimonio indisponibile. In occasione di ogni nuovo ciclo di rilevazione, si potranno prevedere progressivi approfondimenti di singole categorie demaniali/patrimoniali, ampliando, per fasi successive, la banca dati del Dipartimento del Tesoro.

[13] D. L. n.148/2017, cvt L. n.172/2017.

- un credito d'imposta in favore delle imprese, dei lavoratori autonomi e degli enti non commerciali che effettuano investimenti in campagne pubblicitarie pari al 75 per cento della quota incrementale dell'investimento rispetto all'anno precedente, elevato, a talune condizioni, al 90 per cento nel caso di microimprese, PMI e *start up* innovative;
- procedure semplificate per la trasmissione telematica dei dati delle fatture emesse e ricevute e delle eventuali successive variazioni (cd. spesometro *light*). In particolare sarà facoltativo compilare i dati anagrafici di dettaglio delle controparti e si potranno comunicare solo i dati del documento riepilogativo (anziché i dati dei singoli documenti) per le fatture di importo inferiore a 300 euro. Saranno anche pubblicati sul sito dell'Agenzia delle Entrate due pacchetti *software* gratuiti per il controllo dei file delle comunicazioni e per la loro predisposizione.

Il decreto fiscale ha anche ampliato il perimento applicativo dello ***split payment***, includendo - da gennaio 2018- ulteriori soggetti[14] nel nuovo meccanismo di pagamento dell'IVA. Da una valutazione ex post dell'Agenzia delle Entrate risulta che l'introduzione dello *split payment* - insieme al meccanismo di *reverse charge* - ha contributo a ridurre il *gap* IVA in Italia. Al netto del ciclo, l'aumento netto delle entrate IVA ascrivibile ai due strumenti tra il 2014 e il 2016 è di circa 3,6 miliardi.

Tale quadro è stato completato dalle disposizioni contenute nella Legge di Bilancio 2018 dirette ad imprese, lavoratori e famiglie. In sintesi, si stabilisce:

- la sterilizzazione, per il 2018, degli aumenti delle aliquote IVA[15];
- la proroga al 2018 delle detrazioni per: interventi di riqualificazione energetica, con alcune modifiche[16], interventi di ristrutturazione edilizia e acquisto di mobili e grandi elettrodomestici, finalizzati all'arredo

[14] Gli enti pubblici economici nazionali, regionali e locali (incluse le aziende speciali e le aziende pubbliche di servizi alla persona), le società controllate direttamente o indirettamente da tutte le pubbliche amministrazioni, gli enti, le fondazioni e le società partecipate dalle amministrazioni pubbliche, da enti o società pubbliche per una quota non inferiore al 70 per cento.

[15] In base alle variazioni apportate dalla Legge di Bilancio 2018, l'aliquota IVA ridotta del 10 per cento passerà all'11,5 per cento dall'1 gennaio 2019 e al 13 per cento dall'1 gennaio 2020. L'aliquota IVA ordinaria del 22 per cento passerà al 24,2 per cento dall'1 gennaio 2019, al 24,9 per cento dall'1 gennaio 2020 e al 25 per cento dall'1 gennaio 2021.

[16] Con riferimento agli interventi di efficienza energetica la detrazione è: a) ridotta al 50 per cento per le spese relative per interventi di acquisto e posa in opera di finestre comprensive di infissi, di schermature solari e di sostituzione di impianti di climatizzazione invernale con impianti dotati di caldaie a condensazione con efficienza almeno pari alla classe A; b) 2) prevista, nella misura del 65 per cento, per interventi di sostituzione di impianti di climatizzazione invernale con impianti dotati di caldaie a condensazione di efficienza almeno pari alla classe A e contestuale installazione di sistemi di termoregolazione evoluti o con impianti dotati di apparecchi ibridi, costituiti da pompa di calore integrata con caldaia a condensazione, assemblati in fabbrica, o per le spese sostenute per l'acquisto e posa in opera di generatori d'aria calda a condensazione; c) prevista, nella misura del 65 per cento, per interventi relativi all'acquisto e posa in opera di micro-cogeneratori in sostituzione di impianti esistenti fino ad un valore massimo della detrazione di 100.000 euro; d) prevista al 50 per cento per l'acquisto e la posa in opera di impianti di climatizzazione invernale con impianti dotati di generatori di calore alimentati da biomasse combustibili fino ad un valore massimo della detrazione di 30.000 euro. Inoltre si prevede la possibilità di cedere un credito pari alla detrazione fiscale spettante è estesa a tutte le tipologie di spese relative agli interventi di riqualificazione energetica e non più solo agli interventi su parti comuni di edifici condominiali; f) Per gli interventi di riqualificazione energetica su parti comuni degli edifici condominiali che interessano l'involucro dell'edificio con un'incidenza superiore al 25 per cento della superficie disperdente lorda dell'edificio, ricadenti nelle zone sismiche 1, 2 e 3, finalizzati congiuntamente alla riduzione del rischio sismico spetta, in alternativa alle detrazioni previste per i singoli interventi, la maggiore detrazione pari all'80 per cento per gli interventi che determinano il passaggio ad una classe di rischio inferiore e pari all'85 per cento per gli interventi che determinano il passaggio a due classi di rischio inferiore.

dell'immobile oggetto di ristrutturazione, a cui si aggiungono gli incentivi per la 'sistemazione a verde'[17];

- la possibilità di usufruire - anche per gli anni 2018 e 2019 - dell'aliquota della cedolare secca ridotta al 10 per cento sugli affitti a canone concordato;
- l'estensione agli stabilimenti termali del credito d'imposta del 65 per cento, concesso in regime di 'de minimis', per interventi di riqualificazione delle strutture ricettive turistico-alberghiere (e degli agriturismo);
- una detrazione dall'imposta lorda pari al 19 per cento per le spese sostenute per l'acquisto di abbonamenti ai servizi di trasporto pubblico locale, regionale e interregionale, nel limite annuo di 250 euro;
- la proroga di: super ammortamento per i beni materiali strumentali nuovi; iper-ammortamento per i beni materiali strumentali nuovi altamente tecnologici; super ammortamento per i beni immateriali strumentali nuovi[18];
- l'introduzione - in linea con il Piano Impresa 4.0 - di un credito d'imposta, per il 2018, attribuito a tutte le imprese nella misura del 40 per cento per le spese di formazione sostenute per il personale dipendente, fino ad un importo massimo di 300.000 euro per ciascuna impresa;
- un prelievo alla fonte sui proventi dei finanziamenti erogati da soggetti non professionali, tramite piattaforme di *peer to peer lending*, gestite da società iscritte all'albo degli intermediari finanziari e dagli istituti di pagamento autorizzati dalla Banca d'Italia. Su tali redditi di capitale, è ora prevista l'applicazione di una ritenuta a titolo d'imposta, con aliquota al 26 per cento, da parte dei gestori delle piattaforme;
- un credito d'imposta (in regime di 'de minimis') in favore delle imprese culturali e creative, nella misura del 30 per cento dei costi sostenuti per attività di sviluppo, produzione e promozione di prodotti e servizi culturali e creativi;
- l'estensione della disciplina relativa al riallineamento[19] (totale o parziale) del valore fiscalmente riconosciuto dell'avviamento, dei marchi di impresa e di

[17] Con riferimento agli interventi relativi alla: a) 'sistemazione a verde ' di aree scoperte private di edifici esistenti, unità immobiliari, pertinenze o recinzioni, impianti di irrigazione e realizzazione pozzi; b) realizzazione di coperture a verde e di giardini pensili. Inoltre, spetta una detrazione pari al 36 per cento delle spese documentate fino ad un ammontare complessivo non superiore a 5.000 euro per unità immobiliare ad uso abitativo. Un'autonoma detrazione nel limite di 5.000 euro spetta anche per le spese sostenute sulle parti comuni esterne di edifici condominiali. Le spese detraibili, che devono risultare da strumenti tracciabili, comprendono quelle di progettazione e manutenzione e devono essere ripartite in dieci quote annuali costanti e di pari importo.

[18] La disposizione prevede la proroga del: a) cd. super ammortamento con diminuzione dell'aliquota di maggiorazione dal 40 per cento al 30 per cento del costo di acquisizione dei beni materiali strumentali nuovi (esclusi i veicoli e gli altri mezzi di trasporto di cui all'art. 164 del TUIR). b) cd. iper ammortamento (maggiorazione del 150 per cento del costo di acquisizione dei beni materiali strumentali nuovi funzionali alla trasformazione tecnologica e digitale delle imprese in chiave Industria 4.0 indicati nell'All. A alla legge 11 dicembre 2016, n. 232); c) cd. super ammortamento dei beni immateriali strumentali nuovi ovvero la maggiorazione del 40 per cento del costo di acquisizione dei beni immateriali strumentali nuovi indicati nell'All. B alla L. , n. 232/2016, (alcuni *software*, sistemi IT e attività di *system integration*) per i soggetti che beneficiano dell'iper ammortamento. È, altresì, prevista una modifica dell'All. B, estendendo il perimetro oggettivo di applicazione dell'agevolazione. Si continua a beneficiare dell'agevolazione, a determinate condizioni, in caso di investimenti sostitutivi. Le maggiorazioni producono effetti, ai fini IRES e IRPEF, con esclusivo riferimento alla determinazione delle quote di ammortamento e dei canoni di locazione finanziaria. Il beneficio spetta oltre che per l'acquisto di beni da terzi, in proprietà o in leasing, anche per la realizzazione degli stessi in economia o mediante contratto di appalto.

[19] Rispetto ai maggiori valori ad essi attribuiti nel bilancio consolidato della società controllante residente a seguito dell'acquisizione delle partecipazioni di controllo di altra società.

altre attività immateriali. Il riallineamento prevede il versamento di un'imposta sostitutiva del 16 per cento;

- l'esclusione delle società di intermediazione mobiliare dall'applicazione dell'addizionale all'IRES del 3,5 per cento. Per tali società viene, inoltre, ripristinata la deducibilità ai fini IRES e IRAP degli interessi passivi nei limiti del 96 per cento;
- un credito d'imposta pari al 50 per cento, in favore delle PMI, per le spese di consulenza per l'ottenimento dell'ammissione alla quotazione delle stesse in un mercato regolamentato o in sistemi multilaterali di negoziazione;
- il riconoscimento a tutte le imprese che acquistano prodotti realizzati con materiali derivati da plastiche miste (provenienti dalla raccolta differenziata degli imballaggi in plastica o da selezione di rifiuti urbani residui) di un credito d'imposta nella misura del 36 per cento;
- la deducibilità IRAP del costo per lavoro stagionale;
- la revisione della soglia di reddito per la fruizione del bonus 80 euro[20];
- l'equiparazione pubblico-privato della previdenza complementare[21];
- il differimento al 2018 dell'operatività della disciplina dell'imposta sul reddito d'impresa (IRI), il regime opzionale che prevede la tassazione proporzionale e separata del reddito d'impresa, con l'aliquota IRES;
- modifiche, dall'anno 2019, alle detrazioni per i figli a carico. Per i figli di età non superiore a 24 anni, il limite di reddito complessivo per essere considerati fiscalmente a carico è elevato a 4.000 euro;
- lo 'Sport bonus' e altre misure per il settore dello sport[22];
- la previsione di una detrazione IRPEF pari al 19 per cento dei premi relativi alle polizze assicurative contro il rischio di eventi calamitosi aventi come oggetto immobili ad uso abitativo.

Riguardo ai provvedimenti a favore dei lavoratori, essi proseguono la strategia del Governo di incentivazione dell'occupazione anche attraverso benefici e misure fiscali, agendo in particolare sugli esoneri contributivi e la deducibilità dell'IRAP per alcune categorie di lavoratori. Per i dettagli si veda la sez. II.7 - 'Lavoro, educazione e lotta alla povertà'.

Per i dettagli su alcune misure specifiche per il Sud si veda anche la sez. II.5 - 'Sostegno alle imprese e riequilibrio territoriale'.

Revisione e riorganizzazione dell'amministrazione fiscale

Nel corso della legislatura sono state intraprese numerose azioni per il miglioramento del sistema fiscale che hanno comportato, da un lato, una serie di

[20] Il credito annuale pari a 960 euro, da rapportare al periodo di lavoro nell'anno, è riconosciuto in misura piena per redditi fino a 24.600 euro decresce per redditi superiori a 24.600 euro e inferiori a 26.600 euro. Il beneficio non spetta per redditi pari o superiori a 26.600 euro.

[21] Viene esteso ai dipendenti pubblici il regime tributario previsto per i lavoratori dipendenti privati, concernente la deducibilità dei premi e dei contributi versati ai fini della previdenza complementare

[22] Credito d'imposta per le erogazioni liberali finalizzate alla ristrutturazione degli impianti sportivi; aliquota IVA ridotta per i servizi in impianti sportivi gestiti da società dilettantistiche; incremento da 7.500 a 10.000 euro della franchigia esente IRPEF relativa alle indennità, rimborsi e premi a favore degli sportivi dilettanti.

modifiche strutturali e organizzative e, dall'altro, l'attuazione di una strategia olistica volta a migliorare la *tax compliance* e la riscossione.

Il progressivo riorientamento dell'attività delle agenzie fiscali è stato conseguito, anche attraverso una rivisitazione dello strumento convenzionale tra il MEF e le agenzie stesse[23].

Particolare rilievo è stata data alla gestione delle risorse umane per favorire l'autonomia delle agenzie fiscali. Sono state istituite posizioni organizzative per lo svolgimento di incarichi di elevata responsabilità e viene data la possibilità di bandire appositi concorsi pubblici[24]. È in corso di definizione anche la riorganizzazione dell'Agenzia delle Dogane e dei Monopoli.

La revisione del modello organizzativo dell'Agenzia delle Entrate ha avuto un impatto positivo anche sulle procedure di risoluzione delle controversie fiscali internazionali. A partire dal 1° gennaio 2017, l'Agenzia è l'Autorità competente per la gestione delle procedure amichevoli pendenti e di nuova presentazione riguardanti contribuenti individuati[25]. Il nuovo modello ha consentito un uso più efficiente delle risorse e ha permesso di affrontare un numero significativo di casi con autorità straniere competenti. L'accorpamento delle funzioni di riscossione presso l'Agenzia delle Entrate ha infine favorito la razionalizzazione dell'attività di riscossione.

In materia di obiettivi di politica fiscale, l'Atto di indirizzo del Ministro per il triennio 2018-2020[26] individua alcuni ambiti di azione prioritari e sottolinea la necessità di proseguire in una strategia integrata per favorire l'adempimento spontaneo e rafforzare la prevenzione e la lotta all'evasione e alle frodi. Si richiama inoltre l'impegno per l'attuazione delle misure fiscali volte a rafforzare la competitività delle imprese e le politiche di attrazione degli investimenti.

Particolare rilievo viene posto anche sull'inter-operatività delle banche dati, sul miglioramento della qualità dei servizi telematici e sulla semplificazione dei rapporti tra fisco e contribuenti attraverso la razionalizzazione degli adempimenti tributari.

Contrasto all'evasione fiscale e rapporto con i contribuenti

L'obiettivo di riduzione della pressione fiscale sui cittadini e le imprese è stato affiancato da un'azione di contrasto all'evasione fiscale che ha accresciuto la tax *compliance* e portato ad un aumento del gettito spontaneo. Nel 2017 l'Agenzia delle Entrate-Riscossione ha registrato il 44 per cento di riscossione in più rispetto al 2016, con un aumento complessivo di quasi 4 miliardi. Nello stesso anno l'attività di recupero dell'evasione fiscale ha riportato nelle casse pubbliche

[23] Infatti, nel corso degli ultimi anni le Convenzioni hanno mirato sempre di più a rafforzare le azioni per accrescere l'adempimento spontaneo dei contribuenti e ridurre il *tax gap*, attraverso la previsione di nuovi indicatori degli obiettivi da conseguire, soprattutto di *outcome*, come l'uso della dichiarazione precompilata e dei servizi digitali, il tempo per ottenere rimborsi, il numero dei *ruling* emessi, la riduzione del contenzioso.

[24] Ciò per consentire alle Agenzie di reclutare dirigenti con specifiche competenze in campo fiscale. Il nuovo Regolamento dell'Agenzia delle Entrate (che nel 2013 ha accorpato anche quella del Territorio) prevede una riorganizzazione interna volta a trasformare le strutture per renderle più idonee al nuovo approccio focalizzato sulla *compliance* e sul dialogo piuttosto che sui controlli ex-post e sui contenziosi.

[25] Il Dipartimento delle Finanze rimarrà competente a trattare le questioni generali derivanti dall'interpretazione e applicazione delle Convenzioni contro le doppie imposizioni.

[26] http://www.tesoro.it/ministero/oiv/documenti/251_B2_del_7_dic_2017_Atto_di_indirizzo_per_il_conseguimento_degli_obiettivi_di_politica_fiscale_2018_-_2020.pdf .

25,8 miliardi[27], con un sostanziale aumento rispetto agli anni scorsi (16,4 miliardi nel 2013).

Per quanto riguarda la rottamazione delle cartelle esattoriali sono state presentate 1,5 milioni di domande di adesione, mentre le cartelle e gli avvisi che sono stati poi oggetto di pagamento hanno portato ad un gettito di oltre 6,5 miliardi per l'anno 2017.

Questi risultati derivano anche dall'attenzione posta al miglioramento dei rapporti con i contribuenti, realizzatasi tramite servizi innovativi e misure di semplificazione. Rileva in questo ambito il perfezionamento della dichiarazione dei redditi precompilata[28], oltre al Modello Unico che il contribuente può verificare e inviare direttamente. I rimborsi sono stati velocizzati e portati a circa 8 mesi (10 mesi nel 2015) per le imposte dirette e 90 giorni per i rimborsi IVA. Dal 1 gennaio 2018 è previsto il rimborso entro 70 giorni e accredito diretto sui conti correnti delle imprese in un giorno.

Diverse previsioni sono state inserite anche nella Legge di Bilancio 2018 ai fini del controllo dell'evasione. Esse riguardano:

- la rilevanza, ai fini IVA, delle operazioni (cessioni di beni e/o prestazioni di servizi) rese tra una casa madre e la propria stabile organizzazione, quando una delle due partecipi ad un Gruppo IVA nell'ordinamento di residenza, intervenendo sulle norme che regolano la territorialità delle operazioni nonché su quelle riguardanti il Gruppo IVA;
- la riduzione - da 10.000 a 5.000 euro - della soglia al di sopra della quale le P.A. e le società a prevalente partecipazione pubblica[29], prima di procedere ad un pagamento, devono verificare se il beneficiario del pagamento stesso sia inadempiente all'obbligo derivante dalla notifica di una o più cartelle, per un ammontare complessivo pari almeno a tale importo;
- la possibilità, per l'Agenzia delle Entrate, di sospendere, fino a trenta giorni, l'esecuzione delle deleghe di pagamento con modello F24 contenenti compensazioni che presentano profili di rischio, al fine del controllo dell'utilizzo del credito;
- l'introduzione della tassazione proporzionale al 26 per cento per i redditi di capitale (dividendi e proventi ad essi equiparati) e per i redditi diversi di natura finanziaria (plusvalenze da cessione a titolo oneroso), prodotti da soggetti passivi titolari di partecipazioni qualificate non detenute in regime di impresa;
- la modifica dei requisiti per assegnare le maggiori entrate da contrasto all'evasione al Fondo per la riduzione della pressione fiscale, al fine di renderne più flessibile l'utilizzo;

[27] 20,1 miliardi dall'attività dell'Agenzia delle Entrate (al netto della *voluntary disclosure*) e 5,7 da Agenzia delle Entrate - Riscossione.

[28] La dichiarazione precompilata è stata completata nel 2017 con gli oneri detraibili/deducibili di più frequente utilizzo (spese sanitarie, ristrutturazioni edilizie anche sulle parti comuni condominiali, spese universitarie, spese funebri e altre).

[29] Ancorché la norma si riferisca alle società a prevalente partecipazione, tuttavia si applica solo a quelle a totale partecipazione diretta, in quanto il decreto di attuazione (DM 40/2008),all'art. 6, ha rinviato l'applicazione delle disposizioni in materia di pagamenti delle p.a. nei confronti delle società a prevalente partecipazione pubblica. Con la Circolare n. 13 del 21 marzo 2018 sono stati forniti ulteriori chiarimenti anche in ordine all'ambito soggettivo di operatività della disposizione, chiarendo che si applica anche agli enti pubblici, economici e non, nonché alle aziende speciali, anche consortili e alle gestioni commissariali.

- una nuova disciplina per la tracciabilità delle retribuzioni dei lavoratori: dal 1° luglio 2018 i datori di lavoro dovranno effettuarne il pagamento attraverso gli istituti bancari o gli uffici postali, esclusivamente con specifici mezzi (bonifico, pagamento elettronico, emissione assegni);

E' stato inoltre rinviato di un anno il termine di entrata in vigore degli indici sintetici di affidabilità (ISA).

Una delle sfide maggiori per l'amministrazione finanziaria riguarda il rapporto da instaurare con le multinazionali, al fine di aumentare la certezza fiscale per questa categoria di imprese e favorirne l'operatività *cross-border* e gli investimenti. Per incrementare la *compliance* si è ricorso a misure che accelerano la composizione delle controversie internazionali in materia di doppia imposizione (*Mutual Agreement Procedure*) e che favoriscono gli accordi preventivi per le imprese con attività internazionali (*tax ruling*).

La Legge di Bilancio è inoltre intervenuta per garantire - tramite un regime transitorio per il trattamento degli utili- la certezza del trattamento fiscale dei dividendi distribuiti da società controllate estere nel nuovo regime di individuazione degli Stati e di territori a fiscalità privilegiata. Allo stesso tempo è stata modificata la tassazione dei dividendi di imprese residenti in Paesi a fiscalità privilegiata, nei casi in cui la società estera svolga un'effettiva attività industriale o commerciale nel mercato dello Stato o territorio d'insediamento, prevedendone la parziale detassazione in misura del 50 per cento.

Con la stessa legge si è affrontato l'allarmante aumento dei fenomeni di **illegalità nel settore energetico** e la diffusione di casi di evasione delle accise e dell'IVA, rafforzandone le azioni di contrasto. Le misure previste hanno lo scopo di migliorare i controlli nazionali sui prodotti energetici immessi in consumo, in particolare nel settore dei carburanti[30]; si introduce inoltre la disciplina per il rilascio dell'autorizzazione allo stoccaggio di prodotti energetici presso depositi fiscali o presso depositi di destinatari registrati[31].

Allo scopo di dare una prima risposta ad esigenze emerse da tempo in ambito internazionale ed europeo, la Legge di Bilancio ha anche introdotto l'imposta sulle transazioni digitali (cd. ***web tax***) per le imprese operanti nel settore. L'imposta, a partire dal 1° gennaio 2019, prevede l'applicazione di un'aliquota del 3 per cento sul valore della transazione, ossia il corrispettivo dovuto per le prestazioni di servizi rese tramite mezzi elettronici, al netto dell'imposta sul valore aggiunto[32].

[30] Per i carburanti stoccati presso depositi fiscalmente riconosciuti sono state escluse dal pagamento anticipato dell'IVA le immissioni in consumo effettuate per conto di un soggetto in possesso di specifici requisiti di affidabilità o che presti idonea garanzia.

[31] Chi intende stoccare i propri prodotti energetici con queste modalità deve essere preventivamente autorizzato dall'Agenzia delle Dogane e dei Monopoli. L'autorizzazione è concessa solo in presenza di prestabiliti requisiti di onorabilità e affidabilità.

[32] L'imposta colpisce le transazioni digitali, relative a prestazioni di servizi effettuate tramite mezzi elettronici, rese nei confronti di società di capitali e di persone, di imprenditori individuali, di artisti e professionisti, nonché delle stabili organizzazioni di soggetti non residenti, indipendentemente dal luogo di conclusione della transazione. Si considerano servizi prestati tramite mezzi elettronici quelli forniti attraverso internet o una rete elettronica e la cui natura rende la prestazione automatizzata, corredata da un intervento umano minimo e impossibile da garantire in assenza di tecnologie dell'informazione. Sono escluse le prestazioni rese: a) nei confronti di soggetti committenti che hanno aderito al regime agevolato forfetario per imprese e professionisti di ridotte dimensioni; b) da soggetti prestatori che, nel corso di un anno solare, hanno effettuato transazioni digitali in misura non superiore a 3000 unità.. Quanto alle modalità di riscossione, l'imposta viene prelevata, al momento del pagamento del corrispettivo, dai soggetti che richiedono i servizi (committenti), con obbligo di rivalsa sui soggetti che forniscono tali servizi (prestatori). Entro il giorno 16 del mese successivo a

A questo fine sono stati anche rideterminati i criteri per individuare l'esistenza di una '**stabile organizzazione**' nel territorio dello Stato, in modo da attenuare il nesso - finora imprescindibile - tra presenza fisica di un'attività nel territorio dello Stato e assoggettabilità alla normativa fiscale. Tale modifica esplica gli effetti su stabili organizzazioni di imprese residenti in paesi con i quali non è in vigore una convenzione contro le doppie imposizioni.

Con il D.L. n. 90/2017 è stata rafforzata la normativa italiana in materia antiriciclaggio[33] prevedendo che i prestatori di servizi relativi all'**utilizzo di valuta virtuale** debbano assolvere agli obblighi antiriciclaggio per evitare che le transazioni effettuate con le cripto valute possano essere utilizzate per fini illegali. A questa norma ha fatto seguito un decreto ministeriale[34] che impone l'obbligo di comunicazione al MEF per chiunque sia interessato a svolgere sul territorio italiano l'attività di prestatore di servizi relativi all'utilizzo di valuta virtuale.

Il MEF ha avviato una consultazione pubblica sul pacchetto di misure volto a regolarizzare i prezzi di trasferimento di beni e servizi nelle operazioni infragruppo (cd. ***transfer pricing***)[35], con l'obiettivo di prevenire fenomeni di elusione fiscale e dare certezza alle imprese. Oltre alla consultazione pubblica è prevista una intensa attività di formazione del personale dell'Agenzia delle Entrate e della Guardia di Finanza, sia a livello centrale che a livello territoriale per garantire una adeguata conoscenza ed una efficiente applicazione delle regole sul *transfer pricing*.

Infine, una maggiore adesione dei contribuenti verrà stimolata attraverso una sempre più ampia **digitalizzazione dei servizi tributari**, che ha portato ad un aumento costante degli utenti che usufruiscono di servizi *on line*. Tra i servizi maggiormente utilizzati via *web* vi sono: le consultazioni sulle banche dati immobiliari[36], la dichiarazione dei redditi precompilata, la registrazione telematica dei contratti di locazione (RLI) con addebito automatico su conto corrente[37], i servizi fruibili tramite 'App mobile'[38], la dichiarazione di successione *on line* e la voltura catastale. Inoltre, tra il 2016 e il 2017 l'Agenzia delle Dogane

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quello di pagamento del corrispettivo, i soggetti committenti versano l'imposta. Le prestazioni di servizi effettuate tramite mezzi elettronici saranno individuate tramite decreto del Ministro dell'Economia e delle Finanze, da emanare entro il 30 aprile 2018.

[33] La previsione di obblighi e cautele a carico dei prestatori di servizi relativi alle valute virtuali è coerente con le più stringenti regole dettate dalla V direttiva Ue antiriciclaggio, di prossima pubblicazione sulla Gazzetta Ufficiale della Comunità Europea, di cui l'Italia ha di fatto anticipato l'adozione prevedendo già dal 4 luglio 2017 (data di entrata in vigore D.L. n. 90/2017), norme più rigorose in materia di prevenzione dei reati finanziari.

[34] http://www.dt.tesoro.it/it/consultazioni_pubbliche/prestatori_virtuale.html. Con questo decreto si vuole realizzare una prima rilevazione sistematica del fenomeno, a partire dalla consistenza numerica degli operatori del settore che, a regime, dovranno iscriversi in uno speciale registro tenuto dall'OAM, l'Organismo degli Agenti e dei Mediatori, per poter esercitare la loro attività sul territorio nazionale.

[35] I documenti in consultazione sono tre: 1) lo schema di decreto ministeriale che individua elementi per l'applicazione delle linee guida OCSE in materia di pressi di riferimento; 2) lo schema di provvedimento del Direttore dell'Agenzia delle Entrate in materia di rettifiche; 3) la traduzione, al fine di agevolarne la lettura, delle linee guida pubblicate dall'OCSE in materia di prezzi di trasferimento nella versione aggiornata al mese di luglio del 2017.

[36] Nel 2017, ad esempio, il 92 per cento delle consultazioni sulle banche dati immobiliari è avvenuto via *web* e più di 8.000 utenti sono stati assistiti tramite il canale istituzionale dell'Agenzia delle Entrate via *Facebook*.

[37] Il numero dei contribuenti che hanno inviato *on line* la dichiarazione dei redditi precompilata è aumentato del 71 per cento rispetto al 2015; il 63 per cento dei contratti è registrato *on line*.

[38] Consultazione cassetto fiscale, stato delle richieste di assistenza tramite CIVIS, *web ticket* per prenotare un *ticket* elimina code e verificare l'andamento della fila presso gli uffici, richiesta appuntamenti, verifica codici fiscali e partite IVA, guide fiscali e scadenzario fiscale.

e dei Monopoli ha abbattuto i tempi di sdoganamento delle merci[39], soprattutto grazie ai programmi interni di digitalizzazione e all'introduzione del fascicolo elettronico.

Nel progetto complessivo di semplificazione del rapporto tra il fisco ed il cittadino attraverso l'uso di strumenti informatici, il **processo tributario telematico** ha già prodotto significativi risultati, tenendo conto che il deposito telematico degli atti non rappresenta un obbligo ma una facoltà. Esso è attivo su tutto il territorio nazionale dal 15 luglio 2017, a conclusione di una graduale estensione a livello regionale iniziata il 1° dicembre 2015. Nei primi sei mesi di piena attività dei sistemi telematici nel processo tributario, oltre un atto su quattro è stato presentato utilizzando le procedura *on line*[40].

In tutte le Regioni l'utilizzo dei sistemi telematici nel processo tributario aumenta gradualmente, anche se non con gli stessi risultati[41].

Sistemi elettronici di fatturazione

Una misura importante per il recupero del gettito fiscale è l'estensione della fatturazione elettronica, avviata già da alcuni anni nell'ambito di un più generale percorso di digitalizzazione delle procedure. Il flusso attuale di fatture elettroniche è di 2,5 milioni di fatture al mese. Poiché essa rappresenta un importante strumento per la riduzione dell'evasione, la Legge di Bilancio 2018 prevede la sua **obbligatorietà** anche per i rapporti tra soggetti IVA (*business to business)* e nei confronti dei consumatori finali *(business to consumer)* **a partire dal primo gennaio 2019**. Ciò consentirà all'amministrazione fiscale di fare controlli incrociati tra le diverse operazioni dichiarate dai contribuenti e di monitorare i pagamenti IVA. Si stima che la fatturazione elettronica obbligatoria genererà entrate supplementari per più di 2 miliardi l'anno.

Per alcuni settori commerciali caratterizzati da un elevato rischio di evasione/elusione, quali le forniture di carburante e le forniture da parte di subappaltatori nei servizi per le pubbliche amministrazioni, l'obbligo di fatturazione viene anticipato al 1° luglio 2018.

In conseguenza di tale obbligo sono state anche modificate alcune disposizioni specifiche sull'IVA nel settore dei carburanti, con particolare riguardo alla memorizzazione e trasmissione elettronica obbligatoria dei dati relativi alla fornitura di carburante e all'abrogazione delle cosiddette 'Carte carburante'. A queste previsioni si aggiunge l'obbligo di pagare con mezzi tracciabili, al fine di detrarre l'IVA e richiederne la deduzione a fini dell'imposta sul reddito. Per incentivare i pagamenti mediante strumenti tracciabili, agli esercenti di impianti di distribuzione di carburante è riconosciuto, a partire dal 1° luglio 2018, un credito d'imposta pari al 50 per cento del totale delle commissioni addebitate per

[39] Il 92,6 per cento delle merci è ora sdoganato dai principali porti tra i 12 secondi e i 5 minuti.

[40] In particolare, su 745.603 atti (ricorsi, appelli, controdeduzioni, memorie) 202.452 sono stati presentati telematicamente alle Commissioni, il 27,15 per cento. Al 31 gennaio 2018 risultano registrati sulla piattaforma informatica dedicata oltre 17.300 utenti privati (cittadini e professionisti) a cui si aggiungono 7.000 dipendenti di enti impositori e territoriali per un numero complessivo di 24.300 utenti. Il dato emerge dal Rapporto sui depositi telematici degli atti e documenti nel contenzioso tributario http://www.mef.gov.it/inevidenza/documenti/Relazione_PTT_2016-2017_ver22feb2018_quater.pdf.

[41] Le Regioni che ne hanno usufruito maggiormente sono il Friuli Venezia Giulia (con il 43,6 per cento di atti presentati telematicamente), l'Emilia Romagna (39,4 per cento) e il Lazio (36,54 per cento).

le transazioni effettuate tramite sistemi di pagamento elettronico e le carte di credito.

Oltre ai maggiori introiti derivanti dal contrasto all'elusione e all'evasione fiscale, l'estensione della fattura elettronica ai rapporti tra i privati nel settore degli appalti pubblici costituisce un importante strumento di contrasto alla corruzione e alle infiltrazioni delle organizzazioni criminali mafiose nel tessuto imprenditoriale.

Viene introdotta[42] una forte **integrazione tra la fattura elettronica e i sistemi informativi dell'ANAC** che permette di contenere in un unico *database* tutte le transazioni effettuate, contribuendo a dare maggiore efficacia alle norme sulla tracciabilità dei flussi finanziari e un importante strumento di indagine.

L'ambito di applicazione della norma, infatti, coincide con quello della normativa sulla tracciabilità dei flussi finanziari[43] e riguarda quindi tutta la filiera delle imprese impegnate a qualunque titolo in commesse pubbliche che dovranno utilizzare la fatturazione elettronica nell'ambito dei propri rapporti, utilizzando il codice identificativo di gara (CIG) fornito dall'ANAC.

A fine 2017 è stato anche emanato il decreto del Ministero dell'Economia e delle Finanze, di concerto con il Ministero della Salute, in materia di fatture elettroniche emesse nei confronti degli enti del Servizio Sanitario Nazionale, che consentirà il **monitoraggio puntuale della spesa per farmaci** acquistati direttamente dagli Enti del Servizio Sanitario Nazionale. Il decreto attua quanto previsto dal D.L. n. 50/2017 secondo il quale, a decorrere dal 1° gennaio 2018, nelle fatture elettroniche emesse nei confronti degli enti del Servizio sanitario nazionale per acquisti di prodotti farmaceutici è fatto obbligo di indicare le informazioni relative al Codice di Autorizzazione all'Immissione in Commercio (AIC) e al corrispondente quantitativo. Inoltre, a decorrere dalla stessa data, tali fatture dovranno essere rese disponibili all'Agenzia Italiana del Farmaco. Gli enti del Servizio Sanitario Nazionale non potranno effettuare pagamenti di fatture che non riportino tali informazioni.

Riordino delle spese fiscali

Al fine finanziare la diminuzione del carico fiscale su cittadini e imprese, stimolando anche consumi e investimenti, si è posta l'esigenza di ridurre le spese improduttive.

In questo contesto, la procedura di monitoraggio delle spese fiscali disegnata dal D.lgs. n. 160/2015 prevede due strumenti con caratteristiche ben distinte. Da una parte il rapporto programmatico, da allegare alla Nota di aggiornamento al

[42] L. n. 205/2017, co. 907 , lett. b) prestazioni rese da soggetti subappaltatori e subcontraenti della filiera delle imprese nel quadro di un contratto di appalto di lavori, servizi o forniture stipulato con un'amministrazione pubblica. Ai fini della presente lettera, per filiera delle imprese si intende l'insieme dei soggetti, destinatari della normativa di cui all'art. 3 della L. n. 136/2010, che intervengono a qualunque titolo nel ciclo di realizzazione del contratto, anche con noli e forniture di beni e prestazioni di servizi, ivi compresi quelli di natura intellettuale, qualunque sia l'importo dei relativi contratti o dei subcontratti. Le fatture elettroniche emesse ai sensi della presente lettera riportano gli stessi codici CUP e CIG di cui all'art. 25, co. 2, del D.L. n. 66/2014, convertito, con modificazioni, dalla L. n. 89/2014, riportati nelle fatture emesse dall'impresa capofila nei confronti dell'amministrazione pubblica.

[43] L. n. 136/2010, 'Piano straordinario contro le mafie, nonché' delega al Governo in materia di normativa antimafia'.

DEF, che è redatto dal Governo. Dall'altra, il rapporto annuale di ricognizione delle spese fiscali, da allegare allo stato di previsione dell'entrata del Bilancio dello Stato, affidato ad una Commissione appositamente definita come organo tecnico. La scelta di prevedere un'analisi sulle spese fiscali di natura ricorrente, a cadenza annuale ed integrata con il ciclo di programmazione economico e finanziaria, è utile alla trasparenza fiscale e consente il monitoraggio della finanza pubblica.

L'inserimento dell'analisi delle spese fiscali nel ciclo di programmazione economica previsto dalla nuova legge sulla contabilità pubblica costituisce un'opportunità per rafforzare il processo di programmazione finanziaria valorizzando la funzione allocativa del bilancio in modo da i) assicurare l'equilibrio dei conti, ii) consentire una più immediata comprensione delle implicazioni dell'azione pubblica in termini di utilizzo delle risorse finanziarie e iii) favorire un utilizzo efficiente delle risorse pubbliche in relazione alle scelte politiche e ai bisogni dei cittadini.

Nell'analisi condotta dalla Commissione, in primo luogo, è stata rafforzata la base conoscitiva su cui fondare le scelte politiche sul riordino delle *tax expenditures* e viene fornito un censimento aggiornato anno per anno delle spese fiscali esistenti corredato da informazioni sulla loro dimensione finanziaria, finalità, beneficiari, ambiti economici di intervento, meccanismi di applicazione (esenzioni e deduzioni dalla base imponibile, aliquote ridotte, detrazioni di imposta). In secondo luogo, il riferimento alle missioni di spesa costituisce una scelta innovativa rispetto a tutte le precedenti classificazioni delle spese fiscali e si inserisce nel più generale quadro della riforma del bilancio, avviata nel 2012, attraverso una più efficiente articolazione della struttura del bilancio in missioni, azioni e programmi.

Dal Rapporto allegato alla Nota di Aggiornamento al DEF di settembre 2017 emerge che nel sistema fiscale italiano esistono 468 spese fiscali, concentrate per il 60 per cento circa nelle missioni delle 'politiche economico-finanziarie e di bilancio e tutela della finanza pubblica', della 'competitività e sviluppo delle imprese', dei 'diritti sociali, politiche sociali e famiglia' e delle 'politiche per il lavoro'.

L'IRPEF comprende il 28 per cento circa delle spese fiscali in termini di numero, che rappresentano tuttavia il 72 per cento circa del loro ammontare. Le imposte di bollo, registro, ipotecarie e catastali includono il 15 per cento delle spese fiscali, che rappresentano solo il 9 per cento dell'importo complessivo. L'IVA comprende il 14 per cento delle spese fiscali, che però rappresentano solo il 3 per cento del valore complessivo. Con riferimento alla natura delle spese fiscali, le esenzioni rappresentano il 28 per cento delle spese fiscali in termini di numero, ma solo l'8 per cento in termini di valore. Di contro, le detrazioni rappresentano solo il 9 per cento delle spese fiscali in termini di numero delle spese fiscali, ma coprono il 22 per cento del loro valore. Infine, classificando le spese fiscali in termini di classi di costo, si nota come il 23 per cento delle spese fiscali rientrati nell'IRPEF comportano una riduzione del gettito di oltre 100 milioni. L'incidenza delle spese con un valore di 100 milioni scende al 10 per cento per le imposte di bollo, registro ed ipotecarie e catastali e all'8 per cento per l'IVA.

II.3 SETTORE BANCARIO E FINANZIARIO

Il mercato dei capitali e il sistema bancario

CSR 3 – *'Accelerare la riduzione dello stock dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie'.*

Riduzione dei crediti deteriorati

La qualità del credito delle banche italiane ha beneficiato del miglioramento delle condizioni macroeconomiche. Di conseguenza anche il tasso di deterioramento del credito è tornato in linea con i valori precedenti la crisi. Alla fine del 2017, si è ulteriormente ridotta l'incidenza dello *stock* di crediti deteriorati sul totale dei prestiti, scesa al 14,5 e al 7,3 per cento, rispettivamente al lordo e al netto delle rettifiche di valore, per l'insieme delle banche significative a fini di vigilanza. Nel quarto trimestre del 2017 il flusso di nuovi prestiti deteriorati in proporzione ai finanziamenti è risultato pari al 2,1 per cento, valore al di sotto dei livelli registrati prima della crisi[44].

La velocità con cui le banche stanno cancellando dai bilanci i crediti in sofferenza è in graduale aumento. Tra il 2013 e il 2016 il rapporto fra l'ammontare delle sofferenze estinte nell'anno e la consistenza in essere all'inizio del periodo, dopo aver toccato un minimo del 6 per cento nel 2013, è salito al 9 per cento.

I primi riscontri relativi agli effetti delle modifiche alla disciplina delle esecuzioni immobiliari introdotte nel 2015 indicano una accelerazione dei recuperi. Successivamente alla riforma è quasi raddoppiata (+33 cento) la quota di esecuzioni immobiliari per le quali la fase iniziale (dall'iscrizione a ruolo fino all'inizio della procedura di vendita) si è conclusa entro un anno. Una più efficiente gestione dei crediti deteriorati potrà derivare dalla riforma prevista dalla legge delega approvata in ottobre avente ad oggetto le procedure concorsuali, le procedure di gestione delle crisi da sovra-indebitamento dei consumatori e dei piccoli imprenditori e il sistema dei privilegi e delle garanzie. I decreti legislativi di attuazione dovranno essere emanati entro dodici mesi[45]. Per maggiori dettagli si veda il Focus su 'Riforma della disciplina delle crisi di impresa e dell'insolvenza'.

Tra i provvedimenti chiave per facilitare la cessione dei crediti deteriorati da parte delle banche italiane, vi è la legge di conversione del D.L. n. 50/2017, che è intervenuta sulla disciplina della cartolarizzazione dei crediti rimuovendo alcuni vincoli alla concessione di nuovo credito a debitori in difficoltà ed efficientando il recupero dei crediti deteriorati. La nuova disciplina amplia le possibilità operative dei veicoli di cartolarizzazione, permettendo loro di concedere nuova finanza ai debitori ceduti, acquisire partecipazioni derivanti dalla conversione degli crediti

[44] Banca d'Italia, Bollettino Economico, n.2/2018.
[45] Banca d'Italia, Rapporto sulla stabilità finanziaria n. 2/2017.

deteriorati cartolarizzati, acquistare e gestire immobili (o beni di altro tipo) posti a garanzia di tali crediti.

Al fine di dare impulso a una gestione più attiva dei crediti deteriorati da parte delle banche, a settembre 2017 la Banca d'Italia ha dato avvio ad una consultazione pubblica sulle Linee Guida in materia di gestione di crediti deteriorati per le '*less significant institutions*'[46].

Un passo importante per rendere il sistema delle garanzie sui crediti più flessibile e accelerare i tempi di recupero dei crediti stessi è l'Accordo per il credito e la valorizzazione delle nuove figure di garanzia, siglato a febbraio 2018 da ABI e Confindustria. Con tale accordo si promuove l'utilizzo del Patto Marciano e del pegno mobiliare non possessorio a garanzia di finanziamenti bancari, introdotti dal D.L. n. 59/2016. L'Accordo prevede la possibilità di inserire apposite clausole contrattuali volte a rafforzare il valore della garanzia e nello stesso tempo a tutelare maggiormente l'impresa debitrice, anche in termini di più favorevoli condizioni applicabili al contratto creditizio, in particolare sotto forma di maggiore durata e ammontare dei finanziamenti e di riduzione del loro costo.

Interventi sulla *governance* del settore bancario. Ristrutturazione e risanamento

Negli ultimi anni sono stati portati avanti interventi complessi di ristrutturazione del sistema bancario, volti sia al miglioramento della *governance* sia ad una maggiore qualità ed efficienza degli istituti bancari. Nell'ambito delle misure sulla *governance,* le banche popolari di maggiori dimensioni sono state indotte a trasformarsi in società per azioni e sono state riformate le banche di credito cooperativo. Due sole banche popolari, tra quelle interessate dalla riforma, non hanno ancora deliberato la trasformazione in società per azioni (la stessa Banca Popolare di Sondrio[47] e la Banca Popolare di Bari).

Tra i provvedimenti più recenti, ad agosto 2017 il MEF ha posto in consultazione uno schema di decreto ministeriale per regolare i requisiti e i criteri di idoneità allo svolgimento dell'incarico degli esponenti delle banche[48], introducendo profili nuovi rispetto alla normativa precedente. Tra questi si segnalano i criteri di correttezza, competenza, indipendenza e adeguata composizione collettiva degli organi. Si aggiunge poi una disciplina relativa alla verifica della disponibilità di tempo allo svolgimento dell'incarico e dei limiti al cumulo degli incarichi, al fine di evitare una eccessiva concentrazione degli stessi e un impegno non adeguato dell'esponente bancario designato.

Questi nuovi profili, oltre a rafforzare gli standard di idoneità del *management* bancario permettono di allineare la normativa italiana agli orientamenti e alle linee guida dell'EBA e della BCE.

[46] https://www.bancaditalia.it/compiti/vigilanza/normativa/consultazioni/2017/linee-guida-less-significant/Documento_di_consultazione.pdf

[47] Si segnala che la Corte Costituzionale ha respinto il ricorso presentato da azionisti della Banca popolare di Sondrio.

[48] http://www.dt.tesoro.it/it/consultazioni_pubbliche/consultazione_schema_decreto_01082017.html.
Nella sua interezza il decreto riguarda tutti i soggetti disciplinati dal Testo Unico Bancario: oltre le banche, anche gli intermediari finanziari, i confidi, gli istituti di moneta elettronica, gli istituti di pagamento e i sistemi di garanzia dei depositi. Per gli intermediari non bancari il decreto prevede regole differenziate http://www.dt.tesoro.it/it/consultazioni_pubbliche/consultazione_schema_decreto_01082017.html.

Significativi sono stati inoltre gli interventi sugli istituti bancari che sono rimasti coinvolti in situazioni di crisi o di dissesto. Nella prima metà del 2017 si sono chiuse le procedure di risoluzione di quattro banche regionali (Banca Marche, Carife, Banca Etruria e Carichieti) con la vendita degli enti-ponte ad altre banche italiane. A giugno 2017 sono state sottoposte a liquidazione coatta amministrativa Veneto Banca e Banca Popolare di Vicenza[49].

Dopo l'approvazione da parte della Commissione Europea della ricapitalizzazione precauzionale pubblica a favore di Banca Monte Paschi di Siena, il MEF ha provveduto a sottoscrivere l'aumento di capitale per circa 3,9 miliardi e a riacquistare le azioni rivenienti dal *burden sharing* sugli investitori al dettaglio per circa 1,5 miliardi. A conclusione dell'operazione di aumento di capitale, la quota di partecipazione del MEF in BMPS è salita al 52,18 per cento. Una volta completato il riacquisto delle azioni rivenienti dal *burden sharing*, la partecipazione del Ministero nel capitale della Banca è salita a circa il 68 per cento. Nell'ambito della ricapitalizzazione precauzionale di MPS, la Commissione Europea ha approvato un piano di ristrutturazione di durata quinquennale, che contempla fra l'altro la cessione di 28,6 miliardi di sofferenze, 26,1 dei quali tramite una *securitisation* dedicata. Atlante II acquisterà i titoli *junior* e *mezzanine*.

Tutte queste azioni hanno avuto come obiettivo quello di preservare la stabilità finanziaria, garantire la continuità delle funzioni essenziali delle banche coinvolte, evitando di distruggere valore e di dissipare capitale imprenditoriale ed umano, tutelare i depositanti, contenere le perdite a carico degli altri creditori e minimizzare gli oneri a carico dei contribuenti. Ad esse si sono affiancate **misure di ristoro dei risparmiatori danneggiati** da situazioni di crisi bancarie, fermo restando il quadro normativo europeo sugli aiuti di Stato. Per i casi di risoluzione e per quelli di liquidazione delle banche venete, è previsto che gli investitori al dettaglio che hanno acquistato le obbligazioni possano ottenere il rimborso in denaro per le somme investite, grazie al Fondo di solidarietà alimentato dal sistema bancario[50].

La Legge di Bilancio 2018 ha inoltre istituito un **Fondo in favore dei risparmiatori** che hanno subito un danno ingiusto in ragione della violazione degli obblighi[51] di informazione, diligenza, correttezza e trasparenza previsti dalla legge nella prestazione dei servizi e delle attività di investimento. Tale Fondo ha una dotazione finanziaria di 25 milioni per ciascuno degli anni 2018 e 2019.

[49] Un compendio di attività e passività delle due banche in liquidazione (che vede esclusi sostanzialmente solo i crediti deteriorati e talune partecipazioni, dal lato dell'attivo, e azioni, obbligazioni subordinate e passività connesse, dal lato del passivo) è stato ceduto ad esito di una procedura competitiva a Intesa San Paolo; la cessione è assistita da misure di supporto pubblico autorizzate dalla Commissione Europea.

[50] Il Fondo interbancario di tutela dei depositi ha la gestione delle richieste di rimborso forfettario. Grazie a questo meccanismo sono già stati rimborsati, per le quattro banche regionali, circa 167 milioni a fronte della liquidazione di più di 14.000 istanze sulle circa 16.000 pervenute. Il Fondo interbancario di tutela dei depositi stima che quando le pratiche saranno state tutte esaminate, verranno rimborsati agli obbligazionisti circa 190 milioni . Per quanto riguarda le banche venete, il Fondo interbancario di tutela dei depositi ha comunicato che sono pervenute 8090 istanze per un importo complessivo di poco inferiore a 50 milioni.

[51] Se relativi alla sottoscrizione e al collocamento di strumenti finanziari di banche sottoposte a risoluzione o comunque poste in liquidazione coatta amministrativa nel periodo intercorrente tra il 16 novembre 2015 e la data di entrata in vigore della legge.

Al fine di rendere più agevoli i ricorsi nei confronti degli istituti bancari, da febbraio 2018 è attivo il **Portale dell'Arbitro Bancario Finanziario**[52] (ABF) che consente ai clienti di servizi bancari, finanziari e di pagamento (ricorrenti) di trasmettere e gestire i ricorsi interamente *on line*. Il Portale assiste gli utenti nell'invio del ricorso tramite un'apposita procedura guidata e consente di gestire tutte le fasi della procedura.

La **redditività** delle banche classificate come significative, sebbene ancora bassa, è in deciso miglioramento. Il rendimento annualizzato del capitale e delle riserve (ROE) è salito al 4,7 per cento, rispetto al valore fortemente negativo del 2016 (-10,4 per cento). Nel corso del 2017 il risultato di gestione, al netto delle componenti straordinarie, è cresciuto del 22,4 per cento (rispetto al 2016). A ciò si aggiunge la sostanziale stabilità del margine di intermediazione, l'andamento favorevole degli altri ricavi e la riduzione dei costi operativi (dovuta al venir meno dei contributi straordinari al Fondo di risoluzione nazionale e al calo delle spese per il personale)[53].

Riforma delle procedure concorsuali e del diritto dell'insolvenza

Ad ottobre[54], è stata approvata in via definitiva la delega al Governo per la **riforma della disciplina delle crisi di impresa e dell'insolvenza**, innovando una normativa risalente al 1942. La caratteristica della nuova normativa è quella di disegnare un quadro normativo nel quale siano ben delineati i principi giuridici comuni al fenomeno dell'insolvenza, sia pure con le necessarie differenziazioni legate alle diverse situazioni in cui l'insolvenza può manifestarsi. Sempre nel mese di ottobre 2017 la 'Commissione Rordof' - incaricata di redigere il decreto legislativo di attuazione della delega - ha iniziato i lavori. La bozza è stata consegnata il 23 dicembre 2017 e alla fine di febbraio 2018 è stata invece consegnata la relazione illustrativa. Lo schema del decreto legislativo è all'esame degli uffici tecnici, che ne stanno curando la definitiva messa a punto.

[52] www.arbitrobancariofinanziario.it
[53] Banca d'Italia, Bollettino Economico, n.1/2018.
[54] L. n. 155/2017.

FOCUS

Riforma della disciplina delle crisi di impresa e dell'insolvenza

La nuova disciplina prevede una serie di novità rilevanti:

- per superare la stigmatizzazione sociale che segue alla dichiarazione di fallimento e le difficoltà per l'imprenditore di avviare una nuova attività, l'espressione 'fallimento' viene sostituita da una 'procedura di liquidazione giudiziale dei beni' che prevede una possibile soluzione concordataria e la completa liberazione dei debiti entro un tempo massimo di 3 anni dall'apertura della procedura;
- per favorire la ristrutturazione precoce delle imprese in crisi, viene introdotta una fase preventiva e stragiudiziale affidata ad un organismo pubblico (costituito su base provinciale presso le Camere di Commercio) volta ad anticipare l'emersione della crisi attraverso un'analisi preliminare delle cause del malessere economico e finanziario dell'imprenditore e che può portare ad una composizione assistita della crisi stessa, puntando al raggiungimento dell'accordo con i creditori;
- le procedure concorsuali vengono affidate ad un giudice specializzato: i Tribunali delle Imprese saranno competenti per le procedure di maggiori dimensioni, mentre la trattazione delle altre procedure d'insolvenza verrà ripartita tra un numero ridotto di Tribunali, dotati di una pianta organica adeguata e scelti in base a parametri oggettivi;
- viene modificato l'istituto del concordato preventivo che viene circoscritto all'ipotesi del cd. concordato in continuità attuabile quando la situazione di crisi o anche di vera e propria insolvenza in cui si trova l'impresa sia reversibile, con l'obiettivo di garantire la continuità aziendale, compreso il mantenimento dei livelli occupazionali, e assicurare una migliore soddisfazione dei creditori;
- per favorire un processo decisionale più rapido, limitando l'ostruzionismo dei creditori di minoranza, si prevedono accordi di ristrutturazione più efficaci: il debitore potrà chiedere, con l'omologazione del Tribunale, che gli effetti dell'accordo vengano estesi anche alla minoranza di creditori che non hanno aderito all'accordo stesso, purché al medesimo abbiano aderito i titolari di crediti finanziari pari almeno al 75 per cento dell'ammontare complessivo;
- colmando una grave lacuna della disciplina precedente, viene introdotta la possibilità di svolgere una procedura unitaria per la trattazione dell'insolvenza dei gruppi di imprese, individuando se possibile un unico tribunale. Sarà possibile proporre un unico ricorso sia per l'omologazione di accordi di ristrutturazione dei debiti dell'intero gruppo, sia per l'ammissione di tutte le imprese del gruppo alla procedura di concordato preventivo;
- vengono introdotte misure che facilitano l'accesso al credito, soprattutto per le imprese di piccole dimensioni, e vengono consentite forme di garanzia che non impongono la perdita del possesso del bene concesso in garanzia;
- vengono introdotti controlli societari più efficaci;
- si prevede infine che tutti gli atti che prevedono il trasferimento di immobili da costruire, vengano conclusi - a pena di nullità - per atto pubblico o scrittura privata autenticata, assicurando in tal modo il controllo di legittimità dell'atto da parte del notaio dinanzi al quale si stipula per evitare la sistematica violazione da parte dei costruttori di fornire, al momento della conclusione del contratto anche preliminare, la fideiussione a garanzia dell'acquirente nonché la polizza assicurativa.

Per accrescere l'efficienza nella gestione dei procedimenti, riducendone i tempi ed accrescendone la trasparenza, il Consiglio Superiore della Magistratura (CSM) ha approvato ad ottobre **le linee guida sulle 'Buone prassi nel settore delle esecuzioni immobiliari'** al fine di velocizzare i procedimenti giudiziari ed assicurare la tutela sia dei creditori che dei debitori. Con tali linee guida viene altresì istituito l''Osservatorio permanente per l'efficienza delle procedure esecutive e l'attuazione delle buone prassi' che avrà compiti di ausilio sia per il CSM che per gli uffici giudiziari impegnati nelle esecuzioni immobiliari.

A luglio scorso ha preso avvio la fase operativa del **portale delle vendite pubbliche**, uno strumento innovativo dove, su disposizione dei Tribunali, i professionisti e i creditori potranno inserire gli avvisi di vendita per i beni mobili e immobili oggetto di tutte le procedure fallimentari ed esecutive. In linea con questo intervento di digitalizzazione della giustizia, sono in via di finalizzazione i lavori volti all'emanazione del decreto del Ministero della Giustizia e del Ministero dell'Economia e delle Finanze che disciplina il funzionamento del **'Registro elettronico delle procedure di espropriazione forzata immobiliari, di insolvenza e degli strumenti di gestione della crisi'**, con il duplice obiettivo di rendere trasparente il mercato delle informazioni delle procedure esecutive e concorsuali, fornendo ausilio alle funzioni di vigilanza della Banca d'Italia, e di ridurre i tempi, salvaguardare il valore dei beni, tutelare i creditori e migliorare le *performance* del sistema giudiziario. Il Registro intende anche agevolare la creazione di un mercato per i crediti deteriorati (NPL) attraverso un adeguato set informativo, al fine di permettere ai soggetti interessati al loro acquisto di stimare il valore di tali crediti e identificare i titolari da cui eventualmente poterli acquistare.

II.4 INVESTIMENTI E INFRASTRUTTURE

Investimenti pubblici

Gli investimenti pubblici sono uno strumento chiave a disposizione del Paese per sostenere imprese e occupazione. Tuttavia, negli ultimi anni, a fronte di una ripresa degli investimenti privati, la leva degli investimenti pubblici risulta ancora debole e non pienamente utilizzata. Le iniziative intraprese nel corso del 2017 e descritte di seguito sono finalizzate a creare le condizioni per una ripresa anche degli investimenti degli Enti Locali.

Diversi sono i settori nei quali l'intervento pubblico può essere decisivo, sia per superare dei *gap* infrastrutturali sia per accrescere la crescita potenziale del Paese. In questo ultimo anno è stata utilizzata la leva degli stanziamenti pubblici innanzitutto per sostenere la ripresa nei territori colpiti dal sisma o da eventi legati al **dissesto idrogeologico**: per quest'ultimo obiettivo il MEF ha siglato con la BEI un accordo di 800 milioni con cui si sosterranno circa 150 programmi per la messa in sicurezza del territorio. Con questa linea di credito viene coperto circa il 50 per cento del valore dei progetti previsti entro il 2022 dal 'Piano nazionale per la prevenzione ed il contrasto del rischio idrogeologico'.

La legge di Bilancio 2018 ha anche previsto che una quota del 'Fondo investimenti', pari a 70 milioni annui, possa essere destinata agli interventi di

mitigazione del rischio idrogeologico, individuati nell'ambito di un programma nazionale approvato dal CIPE, prevedendo anche la possibilità di stipulare appositi mutui di durata massima quindicennale con la stessa BEI, oltre che con la Banca di Sviluppo del Consiglio d'Europa, Cassa Depositi e Prestiti S.p.A. e altri soggetti autorizzati all'esercizio dell'attività bancaria.

L'intervento della BEI si pone in continuità con una strategia di finanziamento della Banca europea che nel 2017 ha raggiunto il suo picco più alto, ponendo l'Italia al primo posto in Europa tra i Paesi beneficiari della finanza del Gruppo BEI. Tale sostegno si è esplicitato in 119 operazioni per 12,3 miliardi di nuova finanza (+10 per cento rispetto al 2016), pari allo 0,7 per cento del PIL. Il valore complessivo degli investimenti sostenuti è di 41,9 miliardi (26,2 BEI e 15,7 FEI), pari al 2,4 per cento del PIL. Il totale degli impieghi della BEI in Italia a fine 2017 è stato di 67,22 miliardi, con i quali sono state sostenute più di 39.000 PMI e creati circa 500.000 posti di lavoro.

Di uguale rilevanza, per l'attivazione degli investimenti, sono anche i finanziamenti veicolati in Italia dal **Piano Juncker**. A febbraio 2018 il totale dei finanziamenti dell'EFSI (*European Fund for Strategic Investments*) per progetti dell'Italia è risultato pari a 7,1 miliardi, a cui si ricollegano 39,1 miliardi di investimenti addizionali attesi.

Per la ricostruzione delle **zone colpite** dagli eventi sismici degli ultimi anni sono state attivate anche altre misure, volte alla ristrutturazione e messa in sicurezza degli edifici e dei territori. Tra le altre, il D.L. n. 8/2017, proseguendo il percorso già avviato con il D.L. n. 189/2016, ha dettato disposizioni e stanziato ulteriori risorse per misure relative agli eventi sismici che hanno colpito l'Italia centrale nel 2016. Da ultimo, il Decreto Fiscale di ottobre 2017 contiene una pluralità di disposizioni per il sisma Abruzzo 2009, il sisma Emilia 2012 e il sisma Italia Centrale 2016, che vanno dalla revisione delle normative su concessioni edilizie, stazioni appaltanti, affidamenti, alla disciplina per la concessione dei contributi per gli interventi sugli immobili. Viene inoltre prorogato al 31 dicembre 2018 il termine di sospensione dei mutui e finanziamenti a favore delle attività economiche e produttive e dei soggetti privati per i mutui relativi alla prima casa di abitazione, inagibile o distrutta a seguito del sisma del 2016. Con il Decreto Fiscale e la Legge di Bilancio 2018 sono inoltre stati stanziati 78,76 milioni dal 2018 al 2022 per la ricostruzione a seguito del sisma che ha colpito l'isola di Ischia nel 2017.

A queste misure si affiancano le assegnazioni deliberate dal CIPE nel corso del 2017 e a febbraio 2018, nell'ambito delle risorse stanziate per la ricostruzione a seguito del sisma che ha colpito l'Abruzzo nel 2009 (art. 7-bis del D.L. n. 43/2013, rifinanziato dalla Legge di Stabilità per il 2015), di ulteriori 220 milioni per la ricostruzione di edifici pubblici e 32 milioni per interventi di sviluppo delle aree terremotate.

Il **Fondo per gli investimenti e lo sviluppo infrastrutturale del Paese** - istituito dalla Legge di Bilancio per il 2017 per finanziare interventi in materia di trasporti e viabilità, nonché di infrastrutture e di edilizia pubblica - è stato rifinanziato dalla Legge di Bilancio 2018 per oltre 36 miliardi, ripartiti in 16

annualità [55]. Se sommate ai 47 miliardi assegnati al Fondo dalla Legge di Bilancio 2017, il totale delle risorse messe in campo per gli investimenti con questo strumento ammonta a oltre 83 miliardi. I settori di intervento individuati con la norma di rifinanziamento del fondo investimenti, presentano alcune modifiche rispetto alla precedente ripartizione settoriale, in particolare sono stati introdotti due nuovi settori di spesa, riguardanti il potenziamento delle infrastrutture e dei mezzi per l'ordine pubblico, la sicurezza ed il soccorso e la digitalizzazione delle amministrazioni centrali.

Tenuto conto delle proposte di finanziamento presentate da ciascun Ministero, i 36 miliardi assegnati dalla Legge di Bilancio 2018 - saranno ripartiti con un apposito Decreto del Presidente del Consiglio attualmente in corso di perfezionamento e da sottoporre successivamente al parere delle competenti commissioni parlamentari. Gli ambiti di intervento destinatari delle risorse del Fondo potranno riguardare, in sintesi:

- **istruzione**: adeguamento sismico e messa in sicurezza degli edifici scolastici e realizzazione di residenze universitarie;
- **ricerca**: progetti nel settore scientifico e tecnologico, in campo sanitario, energetico, agroalimentare e in favore dei settori ad alta tecnologia;
- **giustizia**: potenziamento dell'edilizia, delle infrastrutture penitenziarie e dei mezzi della polizia penitenziaria, completamento del processo telematico;
- **trasporti e infrastrutture**: investimenti e infrastrutture ferroviarie (attraverso il finanziamento del contratto di programma RFI), messa in sicurezza della strada dei Parchi (A24-A25) e strade di accesso per le zone interessate dal sisma, manutenzione di ponti e viadotti nonché trasporto rapido di massa, mobilità sostenibile e sicurezza stradale, nuove ciclovie, sviluppo della portualità e degli interporti;
- **sicurezza**: potenziamento del parco mezzi delle forze dell'ordine, ristrutturazione e razionalizzazione delle caserme, potenziamento dei mezzi antincendio dei Vigili del Fuoco e interventi di adeguamento sismico e ristrutturazione delle caserme;
- mitigazione del **rischio idrogeologico** e la bonifica dei siti inquinati e miglioramento dell'assetto idrico e dei bacini;
- **cultura**: restauro, conservazione, salvaguardia e valorizzazione del patrimonio architettonico, storico, artistico e archeologico;
- **sostegno delle esportazioni** per le imprese che operano nei mercati internazionali.

Nel settore del trasporto rilevano i provvedimenti del CIPE diretti a dare operatività al **Piano Operativo Infrastrutture** con risorse pari a 11,5 miliardi, cui si aggiungono quelle dei due successivi Addendum[56]. Nel primo Addendum gli

[55] In base a quanto stabilito dalla Legge di Bilancioi nuovi stanziamenti sono articolati nel seguente modo: 800 milioni per il 2018, 1.615 per il 2019, 2.180 per ciascuno degli anni dal 2020 al 2023, 2,480 per il 2024 e 2.500 milioni per ciascuno degli anni dal 2025 al 2033. I soggetti beneficiari, una volta perfezionato il DPCM di riparto e il relativo decreto di variazione di bilancio, potranno pubblicare i bandi di gara o attivare finanziamenti.

[56] Approvati dal CIPE, rispettivamente con le delibere del 22 dicembre 2017 e del 28 febbraio 2018, con l'obiettivo di dare continuità e rafforzare la strategia nazionale in materia di infrastrutture per il trasporto e la

interventi ammontano a 5,4 miliardi e riguardano il potenziamento della modalità ferroviaria per un importo di oltre 2 miliardi, il miglioramento della rete stradale con uno stanziamento di 1,7 miliardi, la riduzione del congestionamento urbano e metropolitano a cui sono destinati 666 milioni e la sicurezza dell'infrastruttura, con particolare riguardo alla manutenzione straordinaria e messa in sicurezza di infrastrutture ferroviarie e stradali per un importo di circa 260 milioni. Altre risorse sono inoltre destinate al sistema portuale e al rinnovo del parco mezzi per il TPL (circa 800 milioni). L'80 per cento delle risorse è destinato ad interventi localizzati nel Mezzogiorno.

Il secondo Addendum prevede investimenti complessivi per 934 milioni per strade, ferrovie, rinnovo materiale rotabile, porti, dighe, ciclovie. Particolare attenzione è stata dedicata agli interventi di messa in sicurezza del patrimonio infrastrutturale esistente di cui fanno parte gli interventi per il miglioramento della sicurezza delle dighe pari ad oltre 173 milioni. In ambito stradale sono stati previsti interventi per il rafforzamento della viabilità di interesse regionale. In ambito ferroviario si è proseguito nel potenziamento delle linee ferroviarie di interesse regionale e di collegamento con gli aeroporti alle quali sono stati assegnati circa 120 milioni. Infine sono stati assegnati oltre 60 milioni al rinnovo del materiale rotabile su gomma e su ferro, per il trasporto pubblico locale e sono stati approvati progetti strategici per alcuni territori. Inoltre circa 300 milioni del primo Addendum e ulteriori 174 milioni del secondo sono stati destinati alla messa in sicurezza sismica e idraulica delle grandi dighe, nel presupposto che tali interventi siano anche mirati ad incrementare l'attuale capacità idrica degli invasi.

Il Comitato ha anche approvato ulteriori assegnazioni di risorse finanziarie a valere sul Fondo per lo Sviluppo e la Coesione (FSC) 2014 -2020 a Piani operativi nuovi e Addendum di Piani operativi già approvati. Altre assegnazioni hanno interessato interventi regionali, mentre parte delle risorse provenienti dalla programmazione 2007-2013 sono state finalizzate ad impianti sportivi di rilevanza nazionale in uso a gruppi sportivi militari (20 milioni).

Il CIPE ha anche approvato un piano di investimenti del valore di 740 milioni per **rafforzare l'offerta culturale e potenziare i sistemi urbani e di promozione turistica**. Tra gli interventi dedicati al turismo oltre 55 milioni sono diretti al rafforzamento del Piano Strategico del Turismo[57], con interventi a sostegno delle strategie per governare la crescita dei flussi turistici (turismo sostenibile) a Roma, Firenze, Milano e Venezia, per la riqualificazione delle destinazioni del Sud Italia, per finanziare il Progetto 'Wi-Fi Italia' che mette in rete le diverse reti Wi-Fi pubbliche con un sistema di autenticazione unico e per finanziare il Progetto 'Montagna Italia' che punta alla riqualificazione dell'offerta.

A gennaio il Governo ha approvato definitivamente il decreto legislativo di attuazione della legge di riforma del sistema nazionale della protezione civile. L'obiettivo del provvedimento è il rafforzamento complessivo dell'azione del servizio nazionale di protezione civile in tutte le sue funzioni, con particolare rilievo per le attività operative in emergenza.

logistica delineata nel Piano Operativo, contribuendo al raggiungimento degli obiettivi di Europa 2020 e in coerenza con le strategie di 'Connettere l'Italia'.

[57] http://www.turismo.beniculturali.it/home-piano-strategico-del-turismo/

FOCUS

Attuazione del Piano Strategico del Turismo

La realizzazione operativa del Piano Strategico del Turismo (PST) 2017-2022[58] avviene attraverso Programmi Attuativi Annuali (P.A.A.) Con l'avvio del P.A.A. 2017-18 è stata completata la prima fase del percorso di rilancio e innovazione delle strategie di sviluppo del settore in Italia.

Questo primo Programma Attuativo include un insieme di azioni di valenza nazionale, definite dal MIBACT in co-programmazione con le altre Amministrazioni Centrali, le Regioni, le Istituzioni territoriali e gli operatori. In particolare, si continua ad operare con le Regioni per mantenere una stretta coerenza in termini di priorità e di orientamento degli interventi di programmazione normativa e finanziaria.

Le azioni/progetti inseriti nel P.A.A. 2017-2018 sono 50. Il Programma si basa su azioni immediatamente operative, con un complesso di interventi già avviati o in fase di avvio.
Gli interventi sono stati aggregati secondo quattro iniziative nazionali, in base ai rispettivi ambiti di impatto: 1) grandi e nuove destinazioni; 2) competitività, innovazione e digitalizzazione; 3) *marketing* e *'Brand* Italia'; 4) organizzazione.

Il Piano Strategico e i Programmi Attuativi svolgono inoltre un ruolo rilevante nel promuovere la convergenza e la mobilitazione di fonti finanziarie diverse. Un primo concreto risultato è l'orientamento di investimenti e iniziative imprenditoriali coerenti con le *policy* pubbliche e la creazione di sinergie con gli operatori economici e i grandi *player* finanziari.

Investimenti degli Enti Locali

La Legge di Bilancio 2018 dispone uno stanziamento complessivo di 850 milioni per il triennio 2018-2020 (di cui 150 nel primo anno), come contributi ai Comuni per investimenti in opere pubbliche di messa in sicurezza degli edifici e del territorio[59].

Un ulteriore intervento in favore degli Enti Locali riguarda l'incremento delle risorse per ampliare gli spazi finanziari degli enti stessi nell'ambito del '**Patto di solidarietà nazionale verticale**'. Il 'Patto', introdotto con la Legge di Bilancio 2017, consente agli Enti Locali di realizzare investimenti, nonostante il vincolo del pareggio di bilancio e senza impatti negativi per i saldi di finanza pubblica, grazie ad un meccanismo di flessibilità che permette l'utilizzo degli avanzi di bilancio degli esercizi precedenti e il ricorso al debito.

La Legge di Bilancio 2018 ha incrementato di ulteriori 200 milioni per ciascuno degli anni 2018 e 2019 gli spazi finanziari già, previsti dalla Legge di Bilancio 2017 (700 milioni euro annui nel triennio 2017-2019) e disposto l'assegnazione di ulteriori spazi finanziari, pari a 700 milioni annui, per il quadriennio 2020-2023[60].

In attuazione del Patto di solidarietà per l'anno 2018, il decreto del MEF del 9 febbraio 2018 ha assegnato gli 'spazi finanziari' per un totale di 900 milioni. Con tali risorse, gli enti beneficiari, che hanno presentato domanda entro il 20

[58] In base a quanto disposto dall'art. 4 del D.M. 8 agosto 2014 ed in coerenza con quanto stabilito nel Piano stesso.

[59] L'ammontare del contributo attribuito a ciascun Comune è determinato con decreto del Ministero dell'Interno di concerto con il Ministero dell'Economia e delle Finanze.

[60] Per finalizzare gli spazi finanziari disponibili ad interventi prioritari la norma detta anche alcuni criteri prioritari di assegnazione degli spazi: viene data priorità all'edilizia scolastica, all'impiantistica sportiva, all'adeguamento sismico degli edifici ed al dissesto idrogeologico. Si interviene, inoltre, sulle norme sanzionatorie per il caso di mancato o parziale utilizzo degli spazi concessi e si forniscono precisazioni per l'utilizzo di spazi finanziari dai comuni facenti parte di un'unione di comuni.

gennaio, potranno realizzare investimenti utilizzando l'avanzo di amministrazione e/o il ricorso al debito. L'assegnazione ha interessato 1.847 Enti Locali, di cui 1.809 Comuni, 9 Città Metropolitane e 30 Province. Per quanto attiene i Comuni, il 33 per cento degli spazi finanziari è stato assegnato per interventi di edilizia scolastica, il 13 per cento per interventi di impiantistica sportiva, l'8 per cento per interventi di ricostruzione e messa in sicurezza del territorio, il 27 per cento ai Comuni sotto i 15.000 abitanti ed il restante 15 per cento ad altri interventi non rientranti tra le priorità previste dalla norma. Per le Città Metropolitane e le Province il 65 per cento delle risorse disponibili è stata concentrato nel settore dell'edilizia scolastica, l'1 per cento sul settore dell'impiantistica sportiva, il 12 per cento per la prevenzione del rischio idrogeologico e l'adeguamento sismico ed il restante 22 per cento ad altri interventi.

Con la Legge di Bilancio è stato incrementato di 10 milioni, dal 2018, il Fondo destinato ai piccoli Comuni per il finanziamento di una serie di interventi ambientali e infrastrutturali, ed è prevista l'istituzione, presso il Ministero delle infrastrutture e dei trasporti (MIT), del **Fondo per la progettazione degli Enti Locali**. Esso avrà una dotazione di 30 milioni annui per il periodo 2018-2030 ed è destinato al cofinanziamento di opere di messa in sicurezza di edifici e strutture pubbliche. L'obiettivo del Fondo è di sopperire alla carenza di progettazione efficace che impedisce o rallenta la realizzazione degli investimenti pubblici.

Il decreto ministeriale per tale Fondo ha acquisito l'intesa della Conferenza Stato-Città e contiene criteri e modalità di accesso, selezione e cofinanziamento per il triennio 2018-2020, per un importo complessivo pari a 90 milioni. Il decreto ha anche suddiviso le risorse stanziate, con una ripartizione massima di cofinanziamento statale pari all'80 per cento per le Città Metropolitane e le Province[61].

Ulteriori risorse sono state assegnate con un secondo decreto del MIT, destinato a rendere operativo il Fondo Progettazione Insediamenti Prioritari, previsto dal Nuovo Codice dei Contratti e finanziato dal Fondo Investimenti 2016 per un importo complessivo di 490 milioni di cui 110 milioni, nel triennio 2018-2020 (25 milioni per il 2018; 35 milioni per il 2019 e 50 milioni per il 2020), destinati a diversi tipi di interventi prioritari, dai Piani urbani della mobilità sostenibile alle opere nei porti[62].

L'implementazione di queste misure prevede l'armonizzazione delle modalità di monitoraggio tramite la Banca Dati delle Amministrazioni Pubbliche (BDAP)[63]. L'utilizzo della BDAP come strumento centralizzato per il monitoraggio e l'erogazione delle risorse consentirà di valutare anche ex-post l'efficacia degli investimenti ed eventualmente riallocare le risorse, per una maggiore produttività della spesa.

[61] Questa la ripartizione: 4.975.000 euro alle 14 Città Metropolitane, con una quota fissa di 100.000 euro, a cui si aggiunge una quota variabile, proporzionale alla popolazione; 12.437.500 euro alle 86 Province, con una quota fissa di 70.000 euro, a cui si aggiunge una quota variabile proporzionale alla popolazione; 12.437.500 ai Comuni, con bando.

[62] Le risorse sono assegnate in questo modo: 30 milioni alle 15 Autorità di sistema portuale; 25 milioni alle 14 Città Metropolitane; 30 milioni ai 14 Comuni capoluogo di Città Metropolitane; 25 milioni ai 36 Comuni capoluogo di Regione o di Provincia autonoma (non ricadenti in Città Metropolitana) o con popolazione superiore ai 100.000 abitanti.

[63] Istituita presso il MEF dalla L. n. 196/2009.

In base a quanto osservato per le gare di appalto di lavori pubblici[64], gli Enti Locali evidenziano **maggiori capacità di assorbire** risorse finanziarie aggiuntive: nel 2017, infatti, l'importo messo a gara per lavori dalle amministrazioni locali è aumentato del 26,3 per cento rispetto al 2016. Comuni ed Unioni di Comuni, e Regioni e Province Autonome, in particolare, sembrano aver invertito la tendenza del biennio precedente registrando variazioni rispettivamente pari a 22,9 e 43,7 per cento.

Edilizia scolastica

Dal 2014 ad oggi sono state destinate ingenti risorse alla **riqualificazione del patrimonio scolastico**[65]. L'anagrafe dell'edilizia scolastica costituisce lo strumento che permette di accertare la consistenza, la situazione e la funzionalità del patrimonio edilizio scolastico sulla base delle informazioni fornite dai Comuni, dalle Province e dalle Città Metropolitane proprietari degli edifici. In tale Anagrafe sono inseriti gli oltre 42.000 edifici scolastici: gli interventi di edilizia operati su tali edifici sono monitorati ed evidenziati attraverso gli strumenti digitali messi a disposizione dal MIUR e dalla Presidenza del Consiglio, come il Portale Unico dei dati della Scuola e il *webgis* di 'Italia Sicura', per la mappatura e la geolocalizzazione di tali interventi sul territorio nazionale.

Le informazioni dell'Anagrafe dell'Edilizia scolastica sono oggetto di un progetto di integrazione dei sistemi informativi del MEF e del MIUR che consentirà di indirizzare, monitorare l'avanzamento finanziario e valutare l'impatto delle politiche sull'edilizia scolastica, attualmente finanziate con una varie fonti di finanziamento.

Con un decreto di febbraio 2018, il MEF ha attribuito nuovi **spazi finanziari per interventi di edilizia scolastica per l'anno in corso**[66]. Finora, a fronte di una disponibilità di 400 milioni, sono state soddisfate tutte le circa 1.000 richieste ricevute, per un importo complessivo di 342,2 milioni. L'importo residuo servirà a soddisfare altre richieste degli Enti Locali per interventi di diversa natura. I maggiori spazi finanziari sono stati richiesti da Lombardia, Piemonte e Campania. Sono stati già autorizzati 321 milioni per Province e Città Metropolitane e sono stati assegnati, a valere sul Fondo investimenti, 1.058 milioni per gli interventi di **adeguamento antisismico delle scuole o di nuova costruzione per sostituzione degli edifici esistenti, per un numero complessivo di 1.737 nuovi interventi.** Il decreto che individua i Comuni e le scuole destinatarie è stato firmato dal MIUR a dicembre[67]. Le risorse sono state, infatti, ripartite tra le Regioni sulla base dei criteri della programmazione triennale nazionale e con l'aggiunta del criterio del

[64] Le informazioni riportate sono frutto di elaborazione su dati di fonte ANAC. I dati e gli importi a base d'asta fanno riferimento alle procedure di affidamento (bandi e inviti di importo a base di gara pari o superiore a 40.000 euro) c.d. 'perfezionate ' per le quali cioè è stata comunicata ad ANAC la pubblicazione di un bando (nel caso di procedure aperte), l'invio di una lettera di invito (nel caso di procedure ristrette o negoziate) o comunque la manifestazione della volontà di affidare l'appalto (nel caso di affidamenti diretti). I lavori considerati escludono quelli di manutenzione ordinaria.

[65] Al 1° dicembre 2017, degli oltre 10 miliardi stanziati, più di 5,2 miliardi erano già stati assegnati agli Enti Locali permettendo il finanziamento di oltre 11.500 interventi.

[66] Il decreto si colloca nella struttura di missione della Presidenza del Consiglio 'Italia Sicura' per la riqualificazione dell'edilizia scolastica.

[67] Decreto MIUR n. 1007 del 21 dicembre 2017.

rischio sismico. Campania, Emilia Romagna e Calabria sono le Regioni che hanno ricevuto maggiori risorse, previo concorso di idee indetto dal MIUR.

In sede di riparto del Fondo di cui all'art. 41 del D.L. n. 50/2017 è stata inoltre disposta per l'anno 2017 l'assegnazione al Commissario per la ricostruzione post sisma 2016 di 254 milioni per verifiche di vulnerabilità di edifici scolastici e edifici pubblici strategici nelle zone terremotate e al Dipartimento Casa Italia di 45 mln per verifiche di vulnerabilità degli edifici scolastici nelle zone a rischio sismico 1.

Il Ministero dell'Ambiente ha prorogato[68] al 30 giugno 2018 la scadenza per la presentazione delle domande per interventi di efficientamento energetico degli edifici scolastici. I finanziamenti agevolati, concessi a valere sulle risorse del 'Fondo rotativo di Kyoto', sono destinati a progetti di riqualificazione energetica degli edifici scolastici di ogni ordine e grado, dagli asili alle università. Il Fondo consente di finanziare anche opere di adeguamento alla normativa antisismica, fino ad un massimo del 50 per cento del valore del progetto. Nel 2017 sono stati assegnati finanziamenti a tasso agevolato per interventi di efficientamento energetico su 91 scuole per un valore complessivo di 46 milioni. Inoltre, sono stati concessi finanziamenti per la redazione di 116 diagnosi energetiche, per un importo di circa 800.000 euro.

Anche la Legge di Bilancio 2018 contiene alcune disposizioni relative all'edilizia scolastica: si incrementa da 300 a 400 milioni il limite entro il quale sono assegnati spazi finanziari agli Enti Locali per interventi di edilizia scolastica e si prevede che l'INAIL destinerà, nell'ambito del proprio piano di investimenti, 50 milioni alla costruzione di scuole innovative nelle Aree Interne del Paese. I canoni di locazione, da corrispondere all'INAIL, sono posti a carico del bilancio dello Stato.

Trasporti e Infrastrutture

Il Piano strategico per la mobilità del paese, 'Connettere l'Italia'[69], predisposto dal MIT per favorire un uso più intenso e conveniente del trasporto pubblico, indica gli investimenti per superare il *gap* di collegamenti e servizi rispetto agli altri Paesi europei sulla mobilità urbana e locale.

Trasporto pubblico locale e ferroviario

Il rinnovo dei mezzi circolanti è in corso: nell'ultimo anno, le immatricolazioni di autobus sono aumentate del 60 per cento rispetto all'anno precedente, sono stati avviati degli interventi a supporto della produzione di autobus in Italia e sono stati commissionati nuovi treni.

In proposito, è in fase di definizione il **'Piano strategico nazionale per la mobilità sostenibile'**, volto a fornire indirizzi di carattere strategico alle Regioni e agli Enti Locali, aziende del TPL e alle industrie della filiera produttiva in una prospettiva di medio-lungo periodo. Si tratta di un intervento volto ad ottimizzare

[68] Con D.M. del 27.06.2017.

[69] Allegato al DEF 2017. Per maggiori dettagli sul Piano si rimanda al sito del Ministero delle Infrastrutture e dei Trasporti http://www.mit.gov.it/comunicazione/news/connettere-litalia-introduzione .

l'uso delle consistenti risorse finanziarie messe a disposizione per il rinnovo del parco mezzi (3,7 miliardi complessivi per il periodo 2019-2033), anche in una visione di progressivo sviluppo delle flotte ad alimentazione alternativa. In tale ottica la Legge di Bilancio 2018 ha previsto la destinazione fino 100 milioni delle risorse assegnate al rinnovo del parco rotabile per il finanziamento di progetti sperimentali presentati dagli Enti Locali finalizzati all'introduzione di mezzi su gomma o imbarcazioni ad alimentazione alternativa e relative infrastrutture di supporto.

La dotazione del **Fondo Nazionale TPL** - pari a circa 5 miliardi a decorrere dal 2018 - è stata resa strutturale e svincolata dall'andamento dell'accisa su benzina e gasolio. A gennaio inoltre, è stato firmato il decreto per l'anticipazione dell'80 per cento del Fondo TPL da trasferire alle Regioni a statuto ordinario per la copertura della spesa corrente dei servizi di trasporto pubblico locale e regionale. L'anticipo è stato recentemente elevato dal 60 all'80 per cento e viene erogato su base mensile a differenza di quanto avveniva in precedenza (due anticipazioni a maggio e giugno).

Entro il 2019 verranno acquistati 5000 nuovi autobus e 100 nuovi treni per rinnovare il parco mezzi pubblici del Paese, tra i più vecchi d'Europa. Funzionali alla realizzazione degli obiettivi del Piano sono anche le agevolazioni fiscali per gli utenti del trasporto pubblico locale inserite nella Legge di Bilancio (per i dettagli si veda il pgf. Politiche fiscali e *governance*).

Il raggiungimento di obiettivi di efficienza nel trasporto pubblico locale passa anche per la revisione dei parametri di riferimento attraverso i quali ripartire tra le Regioni il Fondo con cui lo Stato contribuisce ai costi del TPL. In questo senso un passo concreto è stato fatto con l'intesa, raggiunta tra il Ministero delle Infrastrutture e dei Trasporti e la Conferenza Stato-Regioni, sul modello di calcolo dei **costi standard**[70], che dovranno sostituire il criterio della spesa storica. Il meccanismo elaborato prevede un'applicazione graduale: per il primo anno di applicazione solo il 10 per cento dell'importo del Fondo sarà ripartito in base al decreto. Negli anni successivi la quota sarà progressivamente incrementata del 5 per cento per ciascun anno fino a raggiungere il venti per cento a regime.

Trasporto rapido di massa

A dicembre 2017, sulla base delle indicazioni contenute nel Piano 'Connettere l'Italia', è stato emanato il decreto per il riparto di 1,4 miliardi da destinare alle linee metropolitane, tranviarie e in generale al **trasporto rapido di massa** nelle Città Metropolitane e nelle principali aree urbane del Paese. Questo finanziamento si somma ai 666 milioni stanziati dal CIPE con la delibera di dicembre 2017 (si veda *infra*) e ai 549 milioni già disponibili per queste opere e

[70] Oggetto del primo dei tre decreti attuativi della riforma compiuta con D.L. n. 50/2017. Il costo standard riflette il costo del servizio, opportunamente specificato ed erogato a prestabiliti livelli di qualità, assumendo condizioni operative efficienti. Le principali variabili prese in considerazione per la definizione del modello sono la velocità commerciale, la quantità di servizio offerta (in termini di 'bus-km di servizio' o 'posto a sedere-km di servizio') e il grado di ammodernamento del parco rotabile. Il costo standard non è un numero ma una funzione che tiene conto delle diverse specificità di produzione e delle condizioni di domanda delle aree più deboli del paese. Esso dipende anche da altri fattori, quali ad esempio, dalla qualità del materiale rotabile e, per le metropolitane, ad esempio, dal numero degli impianti di traslazione e dalle ore di apertura delle stazioni.

permetterà il completamento di 26 progetti. Infine a marzo 2018 sono stati assegnati ulteriori 191 milioni. Nel mese di febbraio 2018 è stato pubblicato sul sito del MIT un apposito avviso, contenente le procedure da seguire per accedere alla selezione e utilizzare le risorse destinate allo sviluppo dei sistemi di trasporto rapido di massa delle successive tranche del Fondo investimenti, che viene rifinanziato anno per anno. La presentazione delle domande potrà avvenire in più fasi a partire dalla fine di dicembre 2018.

Trasporto ferroviario

E' in corso di approvazione il Contratto di Programma RFI 2017-2021[71]. Anche grazie ai finanziamenti erogati, negli ultimi anni sono stati implementati e, in alcuni casi, portati a termine i lavori relativi ad opere strategiche quali l'AV Milano-Venezia, la Torino - Lione, il terzo Valico dei Giovi, con una particolare attenzione agli interventi per il Mezzogiorno (Napoli-Bari, Palermo-Catania-Messina).

Alla fine del 2017 l'Assemblea degli azionisti di Ferrovie dello Stato Italiane ha deliberato l'aumento di capitale di 2,86 miliardi mediante conferimento dell'intera partecipazione ANAS S.p.A. detenuta dal MEF. Tale operazione era prevista dal D.L. 50/2017 che disponeva lo sviluppo di opportune sinergie tra i due soggetti anche al fine di incrementare gli investimenti grazie alla programmazione, progettazione, realizzazione e gestione integrata delle reti ferroviarie e stradali di interesse nazionale.

Trasporto stradale

È stato approvato il Contratto di programma 2016-2020[72] tra il Ministero delle Infrastrutture e dei Trasporti e l'ANAS S.p.A. Sul fronte degli investimenti, il nuovo contratto di programma prevede un piano complessivo di 23,4 miliardi.

Nel trasporto stradale il D.M. del 28 Febbraio 2018, n. 70, apre la strada all'incentivazione delle **tecnologie digitali**, attraverso un percorso condiviso con i principali *stakeholder* del settore e i soggetti concessionari di servizi dello Stato. Per supportare la diffusione delle buone pratiche tecnologiche nel processo di trasformazione digitale della rete stradale nazionale è autorizzata una spesa di un milione (per ciascuno degli anni 2018-2019) per la sperimentazione su strada delle soluzioni *Smart Road* e di guida connessa e automatica[73].

La Legge di Bilancio ha destinato 1 miliardo e 620 milioni alla manutenzione straordinaria e al ripristino della **rete viaria di Province e Città Metropolitane**. Lo stanziamento è ripartito su un periodo di sei anni (2018-2023), con 120 milioni per il 2018 e 300 milioni per ciascuno degli anni dal 2019 al 2023. Con decreto del Ministero delle Infrastrutture e dei Trasporti del 16 Febbraio 2018, n. 49, acquisita

[71] Nel 2017 è stato rifinanziato per 10,3 miliardi con il fondo investimenti ex art. 1, co. 140 della L. n. 232/2016; nel 2018 sarà rifinanziato per 6 milioni con il nuovo fondo investimenti 2018 ex art. 1 co. 1072 della L. n. 205/2017.

[72] Con il Decreto Interministeriale MIT-MEF del 27 dicembre 17, n.588 .

[73] Il Ministero delle Infrastrutture e dei Trasporti entro trenta giorni individua le modalità attuative e gli strumenti operativi della sperimentazione.

l'intesa delle Conferenza Stato-Città, sono state assegnate risorse[74] per programmare e progettare interventi prioritari; la Struttura Tecnica di Missione del MIT ne monitorerà la realizzazione tramite una specifica piattaforma informatica. Le risorse saranno erogate entro il 30 giugno di ogni anno e i finanziamenti non utilizzati verranno revocati.

Le risorse non potranno essere utilizzate per realizzare nuove tratte di infrastrutture o interventi non di ambito stradale, ma solo per progettazione e adeguamento normativo, miglioramento della sicurezza, percorsi per la tutela di utenti deboli, salvaguardia della pubblica incolumità, riduzione dell'inquinamento ambientale, riduzione del rischio da trasporti (soprattutto quelli eccezionali), incremento della durabilità e riduzione dei costi, anche grazie alla programmazione pluriennale.

Per interventi sulla rete stradale, inclusa la messa in sicurezza, i due Addendum al Piano operativo Infrastrutture FSC 2014-2020 approvati dal CIPE con delibere del 22 dicembre 2017 e del 28 febbraio 2018 hanno destinato, complessivamente, 2,375 miliardi.

Infine, per favorire una maggiore trasparenza, da febbraio 2018 il Ministero delle Infrastrutture e dei Trasporti ha reso disponibili *on line* i testi delle convenzioni[75] e gli allegati tecnici relativi alle concessioni autostradali sulla rete a pedaggio, consentendo in tal modo l'accesso generalizzato alle informazioni di interesse pubblico sugli operatori autostradali, sull'organizzazione e sul costo del servizio, e sulle regole in base alle quali vengono riconosciuti gli aggiornamenti dei pedaggi.

Settore marittimo e portuale e altre infrastrutture

Rientra nell'ambito della strategia Connettere l'Italia anche il nuovo **Piano straordinario della mobilità turistica 2017-2022**. Il documento disegna un modello basato sulle Porte di Accesso del turismo in Italia (porti, aeroporti e stazioni ferroviarie), dando grande rilevanza anche all'infrastruttura digitale. Prosegue inoltre, l'implementazione della **Riforma della Portualità e della Logistica**: i 58 principali porti italiani sono stati riorganizzati in 15 nuove Autorità di Sistema Portuale e rappresentano i nodi di una rete logistica che integra trasporto marittimo, terrestre e aereo, in continuità con i Corridoi TEN-T. Le nuove Autorità gestiscono in modo coordinato tra loro anche la realizzazione delle opere infrastrutturali, grazie ad investimenti che ammontano a 450 milioni l'anno.

Sul piano delle politiche strutturali, per sostenere il settore portuale, anche nella sua componente turistica, la Legge di Bilancio 2018 contiene delle specifiche norme dirette a ridurre il peso della fiscalità locale e a garantire uniformità di applicazione su tutto il territorio nazionale. In particolare si prevede la

[74] La ripartizione per Regioni è così composta: 137 milioni in Piemonte, 190 milioni in Lombardia, 115 milioni in Veneto, 48 milioni in Liguria, 165 milioni in Emilia Romagna, 138 milioni in Toscana, 32 milioni in Umbria, 58 milioni nelle Marche, 112 milioni in Lazio, 60 milioni in Abruzzo, 20 milioni in Molise, 129 milioni in Campania, 100 milioni in Puglia, 34 milioni in Basilicata, 75 milioni in Calabria, 58 milioni in Sardegna e 140 milioni in Sicilia. Per la ripartizione delle risorse sono stati applicati i criteri di consistenza della rete viaria (estensione chilometrica e numero dei veicoli), del tasso di incidentalità, della vulnerabilità rispetto a fenomeni di dissesto idrogeologico, cui sono stati attribuiti specifici parametri.

[75] http://www.mit.gov.it/documentazione/convenzioni-regolanti-i-rapporti-tra-il-ministero-e-le-societa-concessionarie

rideterminazione delle rendite catastali[76], a partire dal 1° gennaio 2020, ai fine dell'esenzione dal pagamento di IMU e TASI dei seguenti immobili:

- le banchine e le aree scoperte dei porti di rilevanza economica nazionale e internazionale di competenza delle Autorità di Sistema Portuale adibite alle operazioni e ai servizi portuali;
- le connesse infrastrutture stradali e ferroviarie, nonché i depositi funzionali a tali operazioni e servizi portuali, anche se affidati in concessione a privati;
- le banchine e le aree scoperte dei porti adibite al servizio passeggeri, compresi i crocieristi.

Nel settore della nautica da diporto, anche ai fini commerciali, è stato emanato un decreto[77] che favorisce il rilancio e lo sviluppo economico dell'intero settore, anche al fine dello sfruttamento delle potenzialità del turismo. La riforma è inoltre coerente con il programma di Governo di semplificazione dei procedimenti amministrativi inerenti al rilascio dei documenti di navigazione.

Infine, un recente Decreto Ministeriale[78] ha ripartito le risorse destinate al rinnovo della flotta di unità navali destinate ai servizi di trasporto pubblico locale marittimo, lagunare, lacuale e fluviale di competenza regionale. Tali risorse ammontano a circa 262 milioni, ripartiti dal 2017 al 2030, elevate a 350 milioni con il cofinanziamento regionale pari al 25 per cento dei costi.

Con Decreto Interministeriale sono stati assegnati alle Regioni 180 milioni[79], per la finalità dell'**abbattimento delle barriere architettoniche**. Con la Legge di Bilancio 2018, sono stati, inoltre, istituiti il fondo per la demolizione delle opere abusive e la banca dati nazionale sull'abusivismo edilizio.

Infine la **rete nazionale delle ciclovie** è un nuovo contenuto dello SNIT del 2017 e riprende gli itinerari ciclabili della rete TEN-T, denominata 'EuroVelo' (composta da 15 percorsi 'pei per oltre 70.000 km dei quali 40.000 km già esistenti), nonché altri itinerari di interesse nazionale[80].

Nel **settore idrico** un importante passo avanti è la prevista adozione di un 'Piano nazionale di interventi nel settore idrico', articolato in due sezioni (acquedotti e invasi), mirato al risparmio di acqua negli usi agricoli e civili nonché per interventi volti a contrastare le perdite delle reti degli acquedotti; nelle more della definizione del Piano nazionale, è prevista l'adozione di un piano straordinario per la realizzazione degli interventi urgenti riguardanti gli invasi e il risparmio di acqua negli usi agricoli e civili, con uno stanziamento di 50 milioni annui dal 2018 al 2022.

Inoltre, il secondo Addendum al Piano operativo Infrastrutture FSC 2014-2020 approvato dal CIPE il 28 febbraio 2018 ha destinato 174 milioni ad interventi di manutenzione straordinaria e messa in sicurezza delle dighe.

[76] Tali immobili saranno considerati a destinazione particolare, da censire in catasto nella categoria E/1.

[77] D.lgs. n. 229/2017.

[78] Si tratta di un Decreto del Ministero delle Infrastrutture e dei Trasporti, approvato dalla Conferenza Stato-Regioni nella seduta del 15 febbraio 2018.

[79] Si tratta di risorse derivanti dal fondo di cui all'art. 1, co. 140, della L. n. 232/2016 (Legge di Bilancio 2017).

[80] In particolare, sono in corso di progettazione e realizzazione la ciclovia VENTO (Venezia-Torino) e la ciclovia Trieste-Venezia, la ciclovia del Garda, la ciclovia del Sole (Verona Firenze), la ciclovia Tirrenica, la ciclovia Adriatica, il Grab di Roma (Grande raccordo anulare della bicicletta), la ciclovia dell'Acquedotto pugliese, la ciclovia della Magna Grecia (da Pachino a Lagonegro), la ciclovia della Sardegna

Codice degli appalti

Con il D.Lgs. n. 56/2017 sono state introdotte **disposizioni integrative e correttive al Codice dei Contratti Pubblici**[81], per il quale sono stati già adottati 12 dei 21 provvedimenti attuativi di competenza del MIT. Questi ultimi coprono i seguenti aspetti: i) la disciplina organica della programmazione, finalizzata a razionalizzare l'iter procedurale della complessa fase della programmazione e a prevedere criteri per favorire il completamento delle opere incompiute[82]; le modalità e i tempi di introduzione dell'obbligatorietà dei metodi e strumenti elettronici specifici presso le stazioni appaltanti, le amministrazioni concedenti e gli operatori economici[83]; l'approvazione delle Linee Guida relative al direttore dei lavori e al direttore dell'esecuzione, con cui si definiscono con maggior dettaglio le attività di competenza di tali figure[84].

E' in corso di pubblicazione, il DPCM del 15 marzo 2018 che introduce il **dibattito pubblico per le grandi opere infrastrutturali** e di architettura di rilevanza sociale, aventi impatto sull'ambiente, sulla città o sull'assetto del territorio, e ne individua, le tipologie e le soglie di intervento[85].

Infine, il decreto attuativo del Codice dei Contratti Pubblici, che prevede l'istituzione della Banca Dati degli operatori economici presso il MIT che si sostituirà alla AVCPass (attualmente istituita presso l'ANAC) è già stato predisposto ed è in corso di adozione.

Con la pubblicazione dei relativi regolamenti, a partire dal 1° gennaio 2018 sono state **modificate le soglie di rilevanza comunitaria per l'aggiudicazione degli appalti**. Nei settori ordinari, la soglia per gli appalti di lavori e per le concessioni passa da 5,2 milioni a 5,5 milioni, per gli appalti di forniture, servizi e per i concorsi pubblici di progettazione - aggiudicati da amministrazioni che sono autorità governative centrali - la soglia viene innalzata da 135.000 a 144.000 euro, mentre per quelli aggiudicati da amministrazioni sub-centrali la soglia sale da 209.000 a 221.000 euro. Per i settori speciali, le nuove soglie sono pari a 5.548.000 per gli appalti di lavori, 443.000 euro per gli appalti di forniture, di servizi e per i concorsi pubblici di progettazione, mentre resta fermo il limite di 1.000.000 per i contratti di servizi, per i servizi sociali e gli altri servizi specificamente individuati.

Le modifiche apportate al Codice hanno attribuito all'ANAC il potere di legittimazione attiva in ordine all'impugnativa di bandi, altri atti generali e

[81] Per maggiori dettagli si rimanda alla Nota di Aggiornamento al DEF.

[82] Decreto attuativo dell'art. 21 del Codice dei Contratti Pubblici. L'obiettivo macro che l'intervento normativo si pone di raggiungere è pervenire ad una programmazione razionale, coerente con le risorse finanziarie, basata su livelli di progettazione chiari e definiti e sull'individuazione precisa dei propri fabbisogni, in modo tale da evitare scostamenti economico finanziari nella gestione dell'intervento derivanti da una cattiva programmazione, ricorso a varianti o necessità di nuovi affidamenti, o perdita di finanziamenti.

[83] Decreto attuativo dell'art. 23, co. 13, del Codice dei Contratti Pubblici.

[84] Attuativo dell'art. 111, co. 1, del Codice dei Contratti Pubblici. l'obiettivo è armonizzare le diverse disposizioni contenute nel Codice, di eliminare eventuali incertezze interpretative e di racchiudere e coordinare una normativa in modo da rispondere alle esigenze di chiarezza e semplificazione fortemente avvertite dagli operatori del settore.

[85] Ai sensi dell'art. 22 del D. n. 50/2016. Il dibattito pubblico si inserisce nella strategia del Ministero delle Infrastrutture e dei Trasporti per una rinnovata centralità della pianificazione strategica e valutazione ex-ante delle opere la cui realizzazione potrà essere sottoposta ad una discussione pubblica, con l'intento di perseguire il soddisfacimento equilibrato dei fabbisogni espressi dai territori e realizzare contestualmente interventi utili, snelli e condivisi nel rispetto della sostenibilità ambientale, economica e sociale. Lo schema di DPCM è stato adottato previa consultazione delle principali aziende pubbliche del comparto infrastrutturale.

provvedimenti relativi a contratti di rilevante impatto. Ad ottobre l'ANAC ha anche elaborato le **Linee Guida sulle procedure negoziate senza previa pubblicazione di bando in caso di forniture e servizi ritenuti infungibili**. Questo provvedimento si è reso necessario a causa del frequente ricorso a questa procedura derogatoria: se non è giustificato da oggettive condizioni del mercato infatti, l'affidamento diretto di forniture e servizi ritenuti infungibili rischia di sottrarre alla concorrenza importanti aree di mercato della contrattualistica pubblica.

Sempre in tema di **affidamenti senza gara**, ma con riferimento al servizio di trasporto pubblico ferroviario regionale, ad ottobre 2017 l'Autorità Garante della Concorrenza e del Mercato (AGCM), l'ANAC e l'Autorità di Regolazione dei Trasporti (ART), hanno adottato un atto di segnalazione congiunto con la quale si forniscono chiarimenti in merito agli obblighi di natura informativa e motivazionale degli enti affidanti, nelle ipotesi in cui scelgano di utilizzare modalità di affidamento diverse da quelle ad evidenza pubblica (es: gestione diretta, affidamento *in-house*, affidamento diretto).

II.5 SOSTEGNO ALLE IMPRESE E RIEQUILIBRIO TERRITORIALE

Sostegno al credito

Il decreto fiscale approvato a novembre 2017 ha incrementato la dotazione del **Fondo di garanzia per le piccole e medie imprese** nella misura di 323 milioni per l'anno 2017[86] e di 200 milioni per l'anno 2018. Nel 2017, il rifinanziamento del Fondo per circa 900 milioni ha garantito finanziamenti alle PMI per 17,5 milioni, segnando un incremento del 5 per cento rispetto al 2016. Il rapporto trimestrale diffuso a gennaio 2018 mostra che negli ultimi 4 anni, 1.748 *start up* innovative hanno ricevuto prestiti bancari coperti dal FGPMI per circa 600 milioni. L'ammontare medio dei finanziamenti erogati è stato pari a 210.000 euro e 541 *start up* hanno ricevuto più di un prestito. Il ricorso al fondo ha interessato principalmente le *start up* innovative del Centro-Nord, con la Lombardia in testa. Grazie alla previsione che ha esteso la possibilità di utilizzare il Fondo di Garanzia in modalità gratuita e semplificata anche alle PMI innovative, il ricorso a tale misura sta vivendo una rapida espansione: al 31 dicembre 2017, le operazioni autorizzate verso questa tipologia di impresa erano 177, di cui 145 già risultate nell'erogazione di un prestito. Il totale erogato ha superato di poco i 44 milioni, di cui circa un quarto destinato a PMI con base in Emilia-Romagna.

Con lo stesso decreto si stabilisce che il Fondo Crescita Sostenibile[87] - incrementato di 300 milioni per il 2018 -viene destinato anche agli interventi di sostegno a favore di imprese in crisi di grandi dimensioni[88].

[86] Compresi i 23 milioni di cui al co. 2, art. 9 del citato D.L. fiscale n. 148/2017.
[87] Di cui al D.L. n. 83/2012.
[88] Imprese in stato di insolvenza, con lavoratori subordinati non inferiori a 500 unità che presentano rilevanti difficoltà finanziarie ai fini della continuazione delle attività produttive e del mantenimento dei livelli occupazionali.

Nel 2017 le imprese italiane hanno tratto beneficio dall'introduzione dei **Piani Individuali di Risparmio - PIR**: nel primo anno di implementazione dello strumento, infatti, sono stati raccolti circa 11 miliardi.

FOCUS

Strumenti alternativi per il finanziamento e la crescita delle imprese

A fine dicembre 2017, erano 339 le **società quotate sui mercati di Borsa Italiana**: nell'ultimo anno infatti, c'è stato un record di ammissioni con 39 nuove società (nel 2016 le ammissioni erano state 19) e si prevede che questo numero sia destinato a crescere nel 2018 grazie alle misure introdotte negli ultimi anni. Nel 2017, la capitalizzazione complessiva delle società quotate si è attestata a 644,3 miliardi, pari al 37,8 per cento del PIL. Anche gli scambi di azioni sono stati molto intensi raggiungendo oltre 69,6 milioni di contratti e un controvalore di 624,6 miliardi. Tra le misure che hanno favorito questi risultati rientrano innanzitutto gli incentivi ai Piani Individuali di Risparmio a lungo termine (PIR) che hanno rappresentato il vero motore della quotazione delle PMI italiane nell'ultimo anno, con circa 11 miliardi raccolti. Sotto tale aspetto, risultati positivi sono attesi anche dalla misura introdotta dalla Legge di Bilancio 2018 che riconosce alle PMI che iniziano una procedura di ammissione alla quotazione in un mercato regolamentato (o in sistemi multilaterali di negoziazione di uno Stato membro dell'Unione europea o dello Spazio Economico Europeo), nel caso di ottenimento dell'ammissione alla quotazione, un credito d'imposta, fino ad un importo massimo di 500.000 euro, del 50 per cento dei costi di consulenza sostenuti per la predetta finalità fino al 31 dicembre 2020.

Il listino dedicato alle PMI - **Aim Italia** - ha registrato un notevole dinamismo nel 2017 consolidandosi come mercato per le piccole medie imprese. Nel corso dell'ultimo anno infatti, si è registrato un significativo aumento degli scambi di azioni con volumi in crescita del 530 per cento, con la media giornaliera degli scambi passata da 1,2 a 7,9 milioni. Anche questo risultato positivo è imputabile principalmente alla maggior presenza di investitori istituzionali legata all'introduzione dei PIR tanto che nel mese di dicembre, AIM Italia ha ottenuto la qualifica di mercato di crescita per le PMI (SME *Growth Market*). Inoltre, nel corso del 2017, 261 società a livello internazionale sono entrate in ELITE, il programma lanciato nel 2012 da Borsa Italiana in collaborazione con Confindustria per educare le PMI ad alto potenziale che intendono aprirsi ai mercati internazionali. Ad oggi, oltre 2600 società quotate, intermediari e investitori istituzionali fanno parte di ELITE Connect, la piattaforma che consente alle società quotate di comunicare con intermediari e investitori in un ambiente protetto attraverso il suo network e *tool* digitali.

Con il D.L. n. 50 del 2017 (che ha esteso la platea dei soggetti titolari dei PIR alle casse previdenziali e ai fondi pensione) nonché con la Legge di Bilancio 2018 (che ha incluso, negli investimenti qualificati in cui deve essere investito almeno il 70 per cento del piano di risparmio, gli strumenti emessi o stipulati da imprese che svolgono attività immobiliare) è stato facilitato in modo significativo l'avviamento dei PIR, come strumento di finanziamento alle imprese. Tali misure potrebbero favorire l'afflusso di investimenti derivanti da parte degli investitori istituzionali (casse previdenziali e fondi pensione) e *retail* (attraverso i PIR) anche verso settori tipicamente caratterizzati da scarsa liquidità, come quello immobiliare e dei crediti cartolarizzati. Per il 2018 si prevede di potenziare ulteriormente questo settore, creando strumenti adeguati da parte degli operatori di mercato per veicolare le risorse raccolte tramite PIR verso aziende che si stanno quotando e società non quotate. Saranno rafforzati anche gli strumenti finanziari alternativi a quello bancario rendendo ad esempio le cartolarizzazioni sicure e trasparenti, ma anche semplificando il ricorso a strumenti esistenti come il *crowfunding* e sostenendo lo sviluppo di strumenti alternativi, come quelli offerti dal Fintech[89]. Si ricorda, a tal proposito, che a marzo 2018, è stato sottoscritto[90] presso il MEF

[89] A luglio 2017 il MEF ha coordinato un tavolo di confronto con gli operatori del mercato Fintech per agevolare lo sviluppo del settore in Italia.

un protocollo d'intesa finalizzato alla istituzione e composizione di un Comitato di Coordinamento per il Fintech, da intendersi come spazio di condivisione, di confronto e di proposta su tematiche afferenti al Fintech relative agli ambiti di competenza dei soggetti partecipanti.

Resta comunque necessario migliorare la *governance* del settore e spingere le imprese ad acquisire nuove competenze finanziarie.

Le PMI inoltre, hanno avuto a disposizione strumenti di finanziamento alternativi a quello bancario come i ***minibond*** e il ***crowdfunding***. In base ai dati raccolti dall'Osservatorio Mini-bond del Politecnico di Milano, sono ben 105 le imprese italiane, in gran parte PMI, che per la prima volta hanno raccolto capitale di debito attraverso il mercato mobiliare con emissioni inferiori a 500 milioni, opportunità fino a qualche anno fa appannaggio praticamente esclusivo delle grandi imprese e delle società quotate in Borsa. La raccolta totale effettuata nel 2017 attraverso i *mini-bond* è stata di 5,5 miliardi, di cui quasi 1,4 miliardi verso le PMI. Il database dell'Osservatorio ha registrato 467 emissioni (di cui 398 sotto 50 milioni) effettuate da 326 imprese, di cui circa la metà classificabili come PMI.

Anche la **Nuova Sabatini** è stata rifinanziata con 330 milioni per il periodo 2018-2023; per questa misura si conferma la priorità per gli investimenti in ambito 4.0, cui viene riservata una quota pari al 30 per cento (anziché al 20 per cento) delle risorse stanziate.

Dal 30 gennaio al 9 febbraio 2018 le micro, piccole e medie imprese di tutto il territorio nazionale possono presentare la domanda per l'ottenimento del contributo in forma di ***voucher* per l'acquisto di *hardware*, *software* e servizi specialistici** finalizzati alla digitalizzazione dei processi aziendali e all'ammodernamento tecnologico. Ogni impresa può beneficiare di un unico *voucher* di importo non superiore a 10 mila euro, nella misura massima del 50 per cento del totale delle spese ammissibili.

Con un decreto di ottobre 2017, il MISE ha rilanciato gli **interventi agevolativi a favore dei progetti di R&S di Agenda Digitale e Industria Sostenibile** attraverso le risorse del Fondo rotativo per il sostegno alle imprese e gli investimenti di CDP (FRI, 350 milioni per la copertura del finanziamento agevolato) e del Fondo per la crescita sostenibile (FCS, 100 milioni per la copertura del contributo alla spesa). Il decreto eleva il contributo alla spesa al 20 per cento dei costi agevolabili[91], mentre il finanziamento agevolato viene fissato nella misura compresa tra il 50 e il 60 per cento per le grandi imprese e tra il 50 e il 70 per cento per le PMI[92]. Il tasso d'interesse resta pari al 20 per cento di quello di riferimento. Queste nuove regole valgono per le domande presentate a partire da gennaio 2018.

Tra gli incentivi per le imprese vanno citati anche gli **Accordi per l'Innovazione** di cui possono beneficiare le imprese di qualsiasi dimensione, con almeno due bilanci approvati, che esercitano attività industriali, agroindustriali, artigiane o di servizi all'industria nonché attività di ricerca. Questa misura riguarda i progetti di ricerca industriale e di sviluppo sperimentale finalizzati alla realizzazione di nuovi prodotti, processi e servizi o al miglioramento di quelli esistenti, tramite lo sviluppo di una o più delle tecnologie identificate dal

[90] I sottoscrittori sono: Ministero dell'Economia e delle Finanze, la Banca d'Italia, la Commissione Nazionale per le Società e la Borsa (CONSOB), l'Istituto per la Vigilanza sulle Assicurazioni (IVASS), l'Autorità Garante della Concorrenza e del Mercato (AGCM), il Garante per la Protezione dei dati personali, l'Agenzia per l'Italia Digitale (AGID) e l'Agenzia delle Entrate.

[91] Il contributo è al 10 per cento per le grandi imprese e al 15 per le PMI.

[92] Finora il finanziamento agevolato era compreso tra il 50 e il 70 per cento per tutte le imprese.

Programma quadro dell'UE 'Orizzonte 2020', come ad esempio le tecnologie dell'informazione e della comunicazione e le nanotecnologie. Tra i requisiti è previsto che le spese e i costi ammissibili dei progetti siano compresi tra i 5 e i 40 milioni e che i progetti abbiano una durata non superiore a 36 mesi. L'agevolazione consiste in un contributo diretto alla spesa e in un finanziamento agevolato, se previsto dall'Accordo, entrambi nel limite del 20 per cento dei costi e delle spese ammissibili. A questi contributi si può aggiungere una quota variabile definita in relazione alle risorse finanziarie regionali disponibili. La definizione dell'Accordo coinvolge infatti il MISE e le Regioni e Province Autonome interessate.

Piano Impresa 4.0

La Legge di Bilancio 2018 ha prorogato il super-ammortamento sugli acquisti di beni strumentali e l'iper-ammortamento per i processi di trasformazione tecnologica e digitale delle imprese, oltre alla maggiorazione del 40 per cento del costo di acquisizione di beni immateriali funzionali alla trasformazione tecnologica in chiave 4.0 che si applica ai soggetti che usufruiscono dell'iper-ammortamento. La maggiorazione del super-ammortamento spetta nella misura del 30 per cento del costo di acquisizione del bene strumentale, in luogo del 40 per cento riconosciuto in precedenza. Inoltre, vengono esclusi dall'agevolazione alcuni mezzi di trasporto a motore a prescindere dalle modalità di impiego. L'iper-ammortamento invece, consiste in una maggiorazione del 150 per cento del costo di acquisizione di beni materiali strumentali nuovi funzionali alla trasformazione tecnologica e digitale in chiave 4.0.

È stato modificato l'elenco dei beni immateriali rispetto ai quali, a favore di coloro che beneficiano dell'iper-ammortamento, opera la maggiorazione del 40 per cento, con l'aggiunta di alcuni sistemi di gestione per l'e-commerce e specifici software e servizi digitali. Entrambe le maggiorazioni sono state estese anche agli investimenti effettuati nel 2018 e fino al 30 giugno 2019 per il super-ammortamento e al 31 dicembre 2019 per l'iper-ammortamento, a patto che entro il 31 dicembre 2018 l'ordine sia stato accettato dal venditore e sia stato versato un acconto di almeno il 20 per cento.

I dati relativi all'implementazione del Piano Impresa 4.0 nel 2017 mostrano un aumento degli ordinativi del mercato interno con picchi del 13 per cento per macchinari e altri apparecchi, a dimostrazione dell'impatto positivo prodotto da misure come l'iper ed il super-ammortamento e la Nuova Sabatini. Anche i dati relativi al numero di imprese che nel 2017 hanno beneficiato del **credito d'imposta per la spesa in ricerca, sviluppo e innovazione** sono positivi (+104 per cento rispetto al 2016). Si tratta di un credito d'imposta del 50 per cento su spese incrementali in R&S, riconosciuto fino a un massimo annuale di 20 milioni l'anno per beneficiario. Sono agevolabili tutte le spese relative a ricerca fondamentale, ricerca industriale e sviluppo sperimentale.

Per il triennio 2018-2020, sono stati ulteriormente rafforzati gli strumenti di Impresa 4.0 con lo stanziamento - tra Decreto Fiscale, Legge di Bilancio e fondi perenti del MISE - di ulteriori 10 miliardi. Oltre agli strumenti già citati, è stato istituito il **Fondo per il capitale immateriale, della competitività e della produttività** con una dotazione pari a 5 milioni per il 2018, 125 milioni per

ciascuno degli anni 2019 e 2020, 250 milioni per ciascuno degli anni dal 2021 al 2024, 210 milioni per ciascuno degli anni dal 2025 al 2030 e 200 milioni a decorrere dal 2031 per finanziare progetti di ricerca e innovazione da realizzare in Italia.

A gennaio è stato inoltre pubblicato il bando per la presentazione di progetti per la costituzione di **'Centri di competenza ad alta specializzazione' previsti dal Piano Impresa 4.0**. Si tratta di poli di innovazione costituiti nella forma di partenariato pubblico-privato da almeno un organismo di ricerca e da una o più imprese. Le attività svolte riguardano le attività di orientamento e formazione alle imprese nonché di supporto nell'attuazione di progetti di innovazione, ricerca industriale e sviluppo sperimentale per la realizzazione di nuovi prodotti, processi o servizi tramite tecnologie avanzate in ambito 4.0. Le risorse disponibili sono pari a 20 milioni per ciascuno degli anni 2017 e 2018 e avranno la forma di contributi diretti alla spesa per la costituzione e avviamento del centro di competenza (pari al 50 per cento delle spese sostenute per un importo complessivo non superiore a 7,5 milioni) o per progetti di innovazione, ricerca industriale e sviluppo sperimentale presentati dalle imprese (pari al 50 per cento delle spese sostenute, per un importo massimo non superiore a 200 mila euro per progetto).

Il Piano Impresa 4.0 ha dato anche avvio ai **Centri di Trasferimento Tecnologico**, che svolgono attività di formazione e consulenza tecnologica, nonché erogazione di servizi di trasferimento tecnologico verso le imprese in diversi ambiti[93]. È stato recentemente pubblicato *on line* il regolamento per procedere alla certificazione di tali Centri, dopo che con un decreto direttoriale di dicembre 2017[94] erano state definite le Linee Guida, i criteri e gli indicatori per la certificazione stessa. La certificazione sarà rilasciata da Unioncamere[95], attraverso una propria struttura tecnica nazionale.

Internazionalizzazione e competitività

Riconoscendo il ruolo delle esportazioni come fattore determinante della crescita italiana negli ultimi anni, è stato confermato anche per il 2018 il Piano Straordinario per il *Made* in Italy, con lo stanziamento di 193 milioni per nuove iniziative e strategie, che saranno sostanzialmente in linea con quelle attuate nel 2017. La Legge di Bilancio 2018 ha assegnato al Piano straordinario risorse pari a 237 milioni.

I risultati dell'**attuazione del Piano nel triennio 2015-2017** - per cui sono stati complessivamente destinati 525 milioni - sono stati presentati alla Cabina di Regia per l'internazionalizzazione in ottobre: le esportazioni italiane hanno continuato la loro dinamica positiva sia in termini di fatturato (448,1 miliardi nel 2017 dai 398,9 del 2014) sia di attivo della bilancia commerciale (+ 47,5 miliardi nel 2017 che fanno seguito ai + 49,6 del 2016). Anche il dato relativo agli IDE netti in entrata hanno mostrato un significativo miglioramento rispetto. Sebbene anche il numero delle imprese che per la prima volta si sono affacciate sui mercati

[93] Manifattura additiva; realtà aumentata; internet delle cose; *cloud; cybersicurezza*, analisi dei *big data*.
[94] http://www.sviluppoeconomico.gov.it/images/stories/normativa/Decreto-22-dicembre-2017.pdf
[95] Nelle more dell'accreditamento degli enti di certificazione nazionali di cui al co. 2 dell'art. 3 del Decreto Direttoriale del 22 dicembre 2017.

internazionali sia aumentato (+ 7.000 nel 2015 rispetto alla media del decennio precedente), il sistema dell'*export* italiano rimane troppo concentrato rispetto al potenziale di imprese che avrebbero tutte le caratteristiche necessarie ad affermarsi sui mercati esteri.

Molto resta da fare soprattutto in termini di diffusione delle competenze necessarie alle PMI per competere sui mercati esteri. A tal fine è stata rifinanziata la seconda edizione della misura del ***voucher* per l'internazionalizzazione**, a sostegno delle PMI che intendono avvalersi di *temporary export manager* che le guidino e le accompagnino nelle loro strategie di internazionalizzazione. Il *voucher* si sostanzia nella concessione di contributi a fondo perduto di diversa entità e, rispetto alla prima edizione, è stato esteso anche alle PMI costituite sotto forme di società di persone.

In questa seconda edizione, il *voucher* è stato indirizzato verso due *cluster* di imprese: quelle cosiddette *early stage*, cioè ai primissimi passi nella loro proiezione sui mercati internazionali; e quelle *advanced stage*, ossia che vantino una presenza consolidata su almeno uno o più mercati esteri.

Nel primo caso, il precedente *voucher* di 10.000 euro per ogni PMI è stato confermato[96], per una durata minima del piano di internazionalizzazione pari a sei mesi e con un contributo dell'impresa pari a non meno di 3.000 euro.

Per le imprese *advanced*, invece, è stata prevista la concessione di un *voucher* di importo pari a 15.000 euro (innalzabile fino a 30.000 al raggiungimento di specifici obiettivi sui volumi di *export*), a fronte di un progetto di internazionalizzazione della durata minima di un anno e con un contributo alle spese per usufruire del *temporary export manager* non inferiore a 10.000 euro.

Per questa seconda edizione, a fronte di oltre 5.000 domande pervenute, sono stati assegnati oltre 1.950 *voucher* ad altrettante imprese, per un importo complessivo di circa 38 milioni.

Per quanto riguarda il Polo dell'*export* e dell'internazionalizzazione del Gruppo CDP, costituito da SACE e SIMEST, nel solo mese di gennaio sono stati concessi finanziamenti per oltre 21 milioni a imprese nazionali per operazioni commerciali da realizzare in 16 diversi paesi nel mondo[97].

Nella Legge di Bilancio 2018 numerosi sono gli interventi diretti a **sostenere l'internazionalizzazione**. In particolare, per promuovere la presenza delle imprese italiane in Paesi ad alto rischio, si consente a Invitalia S.p.A. di operare quale istituzione finanziaria - anche con la costituzione di una società autorizzata a effettuare finanziamenti - al rilascio di garanzie e all'assunzione in assicurazione di rischi non di mercato. Inoltre, è stato previsto che gli impegni assunti da SACE relativi alle operazioni riguardanti settori strategici per l'economia italiana, Paesi strategici di destinazione ovvero società di rilevante interesse nazionale[98], sono garantiti dallo Stato. Alcune misure sono inoltre finalizzate all'efficientamento del Fondo rotativo per la concessione di contributi agli interessi per il finanziamento

[96] Il *voucher* si riduce a 8.000 euro per le PMI già beneficiarie sul precedente bando.

[97] Albania, Arabia Saudita, Brasile, Bosnia Erzegovina, Cina, Cuba, Emirati Arabi, Giappone, Iran, Kosovo, Marocco, Perù, Russia, Serbia, Svizzera e Stati Uniti.

[98] In termini di livelli occupazionali, di entità di fatturato o di ricadute sul sistema produttivo del Paese e per l'indotto di riferimento.

di crediti all'esportazione e per il finanziamento parziale della quota di capitale di rischio di imprese italiane in imprese all'estero[99].

Start up e PMI Innovative

Con l'autorizzazione della Commissione Europea, a ottobre sono diventati permanenti gli **incentivi fiscali per chi investe in *start up* innovative**, potenziati dalla Legge di Bilancio 2017. Questi incentivi sono destinati sia alle persone fisiche sia alle persone giuridiche che decidono di investire nel capitale delle ***start up* innovative.** I benefici consistono rispettivamente, in una detrazione dall'IRPEF lorda pari al 30 per cento della somma investita nel capitale sociale delle ***start up* innovative**, fino ad un investimento massimo di un milione annuo, e in una deduzione dall'imponibile IRES pari al 30 per cento dell'investimento con tetto massimo di investimento annuo pari a 1,8 milioni.

In base ai dati diffusi dal MISE, al 31 dicembre 2017 sono più di mille le ***start up* innovative costituite attraverso la nuova modalità digitale e gratuita**, di cui ben 246 costituite nel solo quarto trimestre del 2017[100].

Inoltre, dal **rapporto trimestrale sui trend demografici e le *performance* economiche delle *start up* innovative italiane** pubblicato a fine gennaio, emerge che al 31 dicembre 2017, risultavano registrate 8.391 *start up* innovative, quasi 1.000 in più rispetto allo scorso 30 giugno. Esse coinvolgono più di 45mila occupati, fatturano 760 milioni e mostrano una spiccata tendenza a investire. Una fotografia più dettagliata è contenuta nella *Start up Survey*[101], la prima indagine nazionale sull'ecosistema delle *start up* innovative condotta dall'ISTAT e dal MISE.

Al 31 dicembre 2017, il programma **Italia *Start up* Visa** - per la concessione dei visti di ingresso per lavoro autonomo a cittadini non UE che intendono avviare una *start up* innovativa nel nostro Paese - ha fatto segnare cifre da record: nel 2017 sono state infatti ricevute 155 candidature (eguagliando in un solo anno la *performance* registrata dall'avvio del programma nel 2014) e si è ampliato il novero dei Paesi di provenienza dei candidati. Le *start up* costituite beneficiando del visto operano prevalentemente nei settori moda, turismo e sviluppo di *software*.

Riequilibrio territoriale

A gennaio, il Ministro per la Coesione territoriale e il Mezzogiorno ha diffuso i dati relativi agli interventi pubblici attivati con le risorse nazionali ed europee destinate alla coesione territoriale. Riguardo ai **Patti per il Sud** - che coinvolgono

[99] Il Fondo è gestito da SIMEST.

[100] La procedura, introdotta a luglio 2016, mette a disposizione un modello gratuito e standard per gli atti fondativi dell'impresa, personalizzabili dall'utente sulla piattaforma *on line* dedicata, e il ricorso alla firma digitale a garanzia dell'identità dei contraenti. Per la procedura è possibile avvalersi dell'assistenza qualificata della Camera di Commercio.

[101] La *survey* indaga principalmente aspetti qualitativi, spesso afferenti ad aspetti più soggettivi delle attività (ad es. *background* familiare, educativo e professionale degli *startupper*, loro motivazioni imprenditoriali, fino alle strategie seguite per acquisire capitali e conoscenza) che consentiranno di effettuare analisi più approfondite e diversificate. L'indagine si articola in quattro sezioni, riguardanti: i) le caratteristiche del capitale umano delle *start up*, ii) l'accesso alla finanza, iii) le strategie di innovazione, e iv) il livello di conoscenza e di soddisfazione rispetto allo *Start up Act* http://www.istat.it/it/files/2018/02/Rapporto-Startup.pdf.

8 Regioni e 7 Città Metropolitane[102] - sono stati sottoscritti 15 patti cui sono associati circa 900 interventi declinati a loro volta in progetti operativi, per un totale di risorse coinvolte pari a circa 41 miliardi, di cui oltre 13 miliardi provenienti dal Fondo di Sviluppo e Coesione (FSC) 2014-2020. Queste risorse sono state concentrate principalmente su interventi riguardanti infrastrutture, ambiente e sviluppo economico e sostegno alle imprese.

Nel complesso, per quanto riguarda la programmazione del FSC 2014-2020, sono state programmate risorse per oltre 50 miliardi , di cui la maggior parte destinate alla realizzazione di infrastrutture (59 per cento). In termini di trasferimenti alle amministrazioni di destinazione, nel 2017 sono state erogate risorse del FSC, a valere sui diversi cicli di programmazione, per 3,2 miliardi, prevalentemente destinate alle Regioni del Mezzogiorno (54 per cento) e alla realizzazione di infrastrutture (59 per cento). Per quanto riguarda **l'impiego dei fondi strutturali**, al 31 dicembre 2017 l'Italia risulta aver assorbito tutte le risorse in scadenza per la Programmazione 2014-2020. Sono stati attivati progetti per circa 20 miliardi sui fondi FESR e FSE, pari a quasi il 39 per cento delle risorse programmate, in linea con la media europea. La spesa certificata al 31 dicembre 2017 a valere su tali fondi è stata di 2,6 miliardi.

In merito all'impiego del credito di imposta per investimenti nel Mezzogiorno, emerge che, nel periodo marzo - dicembre 2017, la misura ha riguardato oltre 14 mila investimenti, concentrati prevalentemente nel settore manifatturiero. Attraverso l'incentivo occupazione per le aree del Mezzogiorno sono stati attivati oltre 113 mila contratti, di cui il 73,2 per cento a tempo indeterminato.

Nel 2018 invece, saranno operativi cinque nuovi interventi, per lo più contenuti nel Decreto per il Mezzogiorno[103]: la misura Resto al Sud, la Banca delle terre incolte, lo sviluppo delle Zone Economiche Speciali (ZES), il Fondo Imprese Sud e la riserva del 34 per cento in base alla quale almeno il 34 per cento degli investimenti ordinari va destinato al Sud. Nello specifico:

- la misura **'Resto al Sud'** - con una dotazione finanziaria pari a 1.250 milioni a valere sul FSC 2014-2020 mira a promuovere nuove iniziative imprenditoriali nei settori dell'artigianato e dell'industria, della pesca e dell'acquacoltura, mettendo a disposizione dei giovani tra i 18 e i 35 anni una dotazione potenziale di 50.000 euro, estendibile fino a 200 mila euro nel caso di un progetto presentato da più richiedenti. Il 35 per cento delle risorse è a fondo perduto e la quota restante è erogata con un prestito a tasso zero da restituire in 8 anni. Per l'estensione della misura alle imprese agricole è stata stanziata una somma pari a 50 milioni;
- la **Banca delle terre incolte** prevede la possibilità che i terreni e le aree edificate di cui sono titolari i Comuni e che risultino in stato di abbandono da almeno 10 anni, a seguito di bando pubblico, possano essere assegnati in concessione, per un periodo non superiore a nove anni, sulla base di un progetto di valorizzazione specifico presentato da giovani tra 18 e 40 anni. Un meccanismo analogo riguarda anche i beni immobili privati, previo consenso

[102] Le regioni coinvolte sono Abruzzo, Basilicata, Calabria, Campania, Molise, Puglia, Sardegna e Sicilia, mentre le città metropolitane sono Bari, Cagliari, Catania, Messina, Napoli, Palermo, Reggio Calabria.
[103] Convertito in L. n. 123/2017.

del legittimo proprietario, sulla base di un progetto di valorizzazione e della corresponsione di un canone di affitto[104];

- l'istituzione delle **Zone Economiche Speciali (ZES)** intende rilanciare la competitività dei porti delle Regioni meridionali sperimentando nuove forme di *governance*. Le ZES saranno attivate su richiesta delle Regioni interessate, previa presentazione di un adeguato progetto di sviluppo e godranno di agevolazioni fiscali aggiuntive rispetto al regime del credito d'imposta per gli investimenti nel Mezzogiorno[105], e di semplificazioni amministrative.

Il **Fondo Imprese Sud** è invece una misura innovativa, introdotta dalla Legge di Bilancio 2018, finalizzata a sostenere la crescita dimensionale delle piccole e medie imprese localizzate nelle Regioni Abruzzo, Basilicata, Calabria, Campania, Molise, Puglia, Sardegna e Sicilia, con una dotazione di 150 milioni. Il Fondo, finanziato a valere sulle risorse del Fondo di Sviluppo e Coesione, ha una durata di 12 anni, e la gestione è affidata a Invitalia S.p.A., che può avvalersi anche della Banca del Mezzogiorno.

La stessa legge è intervenuta in materia di politiche di coesione e del Mezzogiorno incrementando le risorse destinate al finanziamento del **credito di imposta per l'acquisto di nuovi beni strumentali** nelle Regioni del Mezzogiorno (Cfr. sezione II.2) ed integrando **la disciplina agevolativa per le assunzioni** nelle stesse Regioni (Cfr. sezione II.7). È stato inoltre potenziato il finanziamento nazionale destinato alla **Strategia Nazionale per le Aree Interne (SNAI)** con 30 milioni per ciascuno degli anni 2019 e 2020 e 31,8 milioni per il 2021, a valere sul Fondo di rotazione per l'attuazione delle politiche comunitarie[106]. La SNAI rappresenta una delle linee strategiche di intervento dell'Accordo di Partenariato 2014-2020. . Si dispone inoltre un rifinanziamento del FSC pari a 1 miliardo per il 2024 e 4 miliardi nel 2025 e una riprogrammazione compensativa delle sue risorse per le annualità 2018-2025.

Tra le misure a favore del Mezzogiorno, rientra anche il **programma di investimento infrastrutturale lanciato dal MIT nell'ambito di Connettere l'Italia**, che prevede 49 miliardi di investimenti per il Sud. Le risorse stanziate fino al 2030 ammontano a 126,3 miliardi di cui circa 95 già finanziati e ulteriori 12,5 stanziati dalla Legge di Bilancio 2018 da allocare per coprire i fabbisogni. Le risorse saranno destinate prevalentemente al trasporto ferroviario - nell'ambito della 'Cura del Ferro' - con l'obiettivo di ridurre i tempi di percorrenza nei collegamenti all'interno del Paese e per costruire dei corridoi ferroviari merci tra le Alpi ed il mare. Tra gli obiettivi rientra anche l'adeguamento della rete merci del Mezzogiorno agli standard europei. Ingenti risorse saranno inoltre destinate al completamento e alla costruzione di nuove autostrade e si provvederà parallelamente al potenziamento dei porti, del trasporto aereo e del trasporto pubblico di massa. La realizzazione degli interventi in quest'ultimo ambito è

[104] Per il finanziamento di questi progetti, i giovani potranno accedere anche alla misura 'Resto al Sud' o agli incentivi dedicati al settore agricolo.

[105] Oltre agli investimenti delle PMI, saranno infatti eleggibili per credito d'imposta investimenti fino a 50 milioni, di dimensioni sufficienti ad attrarre *player* internazionali di grandi dimensioni e di strategica importanza per il trasporto marittimo e la movimentazione delle merci nei porti del Mezzogiorno.

[106] Ciò porta l'autorizzazione di spesa complessiva a circa 281 milioni.

vincolato alla predisposizione dei Piani Urbani della Mobilità Sostenibile (PUMS)[107]. Anche ANAS e RFI hanno rafforzato in modo significativo gli investimenti per infrastrutture al Sud: RFI ad esempio, per il periodo 2015/2018 ha stanziato risorse che superano il valore dei 14 anni precedenti[108].

È stato inoltre approvato il **Piano Export Sud II** (PES II) con una dotazione finanziaria pari a 50 milioni a valere sulle risorse del Programma Operativo Nazionale Imprese e Competitività 2014-2020. Le risorse sono destinate all'attuazione di iniziative di formazione e di promozione a favore delle PMI localizzate nelle Regioni meno sviluppate (Calabria, Campania, Puglia, Basilicata, Sicilia) e nelle Regioni in transizione (Abruzzo, Molise, Sardegna). Il piano, che mira a trasformare le aziende potenzialmente esportatrici in esportatori abituali e ad incrementare la quota di esportazioni ascrivibile alle Regioni del Mezzogiorno sul totale nazionale, si articola in 4 Programmi Operativi Annuali[109].

II.6 GIUSTIZIA, PUBBLICA AMMINISTRAZIONE E CONCORRENZA

Il sistema giudiziario

CSR 2 – 'Ridurre la durata del processo civile mediante una gestione efficiente dei procedimenti e norme per assicurare la disciplina processuale. *Potenziare la lotta contro la corruzione, in particolare riformando l'istituto della prescrizione'*

Le misure adottate negli ultimi anni hanno inciso positivamente sull'efficienza della giustizia. Per quanto riguarda la **giustizia civile**, nel 2017 è proseguito il trend positivo della diminuzione dei procedimenti civili pendenti: dai 3.801.255 di fine 2016 si è passati ai 3.628.936 del 2017[110], con calo del 4,5 per cento. I dati mostrano come le pendenze siano in costante diminuzione rispetto al 2003, primo anno di rilevazione stabile sui registri informatizzati, quando erano pari a 4.597.480. È diminuito, inoltre, l'arretrato a rischio indennizzo per irragionevole durata del processo, sono stati accelerati i pagamenti ed è stato ridotto il debito dello Stato nei confronti dei cittadini.

La riduzione più marcata dei procedimenti civili pendenti si rileva in Corte d'appello (-6 per cento), mentre nei Tribunali essa è pari al -2 per cento, principalmente grazie ai procedimenti in materia di lavoro e ai contenziosi; le procedure esecutive, al contrario, mantengono il segno positivo. Il monitoraggio costante dei dati relativi all'arretrato e ai procedimenti pendenti[111] conferma inoltre la costante erosione dell'arretrato patologico (ultra-annuale in Cassazione, ultra-biennale in Appello e ultra-triennale in Tribunale) che, a settembre 2017 era

[107] I PUMS sono degli strumenti di pianificazione strategica predisposti dalle Città Metropolitane. Ad agosto 2017 sono state pubblicate le linee guida per la redazione dei Piani.

[108] In particolare, 13,5 miliardi nel periodo 2001 - 2014 a fronte dei 16,3 relativi al quadriennio 2015 - 2018.

[109] Gli eventi relativi alla prima annualità sono stati attivati il 1° settembre 2017 e dureranno fino al 30 aprile 2018. Per maggiori dettagli: http://www.ice.it/it/piano-export-il-sud .

[110] Nel dettaglio, come può evincersi dalle rilevazioni aggiornate al 9 gennaio 2018: 1) i pendenti finali Area Siecic (totale nazionale delle esecuzioni e dei fallimenti) sono pari a 575.526 (rispetto ai 570.208 dell'anno 2016); 2) i pendenti finali di Area SICID (Contenzioso, lavoro, famiglia e volontaria giurisdizione) sono pari a 3.053.410 (rispetto ai 3.231.047 dell'anno 2016).

[111] Riportato sul sito del Ministero della Giustizia https://www.giustizia.it/giustizia/it/mg_2_9_13.page .

pari a circa 623.000 procedimenti, con una riduzione del 10 per cento rispetto a fine 2016. Anche il numero di **procedimenti penali** pendenti presso gli Uffici giudiziari è calato nel corso del 2017, con una contrazione dello 0,5 per cento rispetto all'anno precedente. Il contributo maggiore a questa riduzione è imputabile alle Procure della Repubblica se valutato in termini assoluti e agli Uffici del Giudice di Pace se misurato in termini percentuali. La *performance* della giustizia penale può essere valutata attraverso il *clearance rate*[112] che misura la capacità dei sistemi giudiziari di smaltire i procedimenti sopravvenuti. I dati mostrano che nell'anno giudiziario 2016/2017 la capacità di smaltimento del settore penale è stata superiore a 1 indicando quindi una riduzione dell'arretrato.

Per quanto riguarda il ricorso ai **metodi alternativi di risoluzione delle controversie (ADR)**, i dati rilevano un forte utilizzo di queste nuove modalità, in particolare per gli accordi di separazione e divorzio, che rappresentano l'83 per cento di tutti gli accordi di negoziazione conclusi con successo. Hanno contribuito a tali risultati: i) la riforma della legge sul divorzio; ii) la stabilizzazione della mediazione civile obbligatoria (nel 2013 era stata introdotta in regime di sperimentazione); iii) le misure per il contrasto del ritardo nei pagamenti; iv) i primi passi verso la riforma delle garanzie mobiliari non possessorie; v) l'istituzione del registro delle procedure di espropriazione forzata immobiliari, delle procedure di insolvenza e degli strumenti di gestione della crisi.

Grazie al rafforzamento delle ADR è sceso non solo l'arretrato ma anche il numero delle iscrizioni, cioè il tasso di litigiosità: da 4 milioni nel 2013, a 3,2 milioni di fine 2017. Un calo di circa 800 mila affari iscritti in cinque anni, pari il 20 per cento. Si tratta dei dati migliori degli ultimi 20 anni[113], che hanno consentito all'Italia di scalare 52 posizioni nell'indicatore '*Enforcing contracts*' del rapporto *Doing Business* della Banca mondiale. Nell'indicatore '*Quality of judicial index*', viene attribuito all'Italia un punteggio di 13 su 18, migliore rispetto ad altri Paesi quali Germania, Spagna, Svizzera e superiore alla media OCSE. Su questo indicatore hanno inciso l'informatizzazione del processo e le misure di ADR.

L'efficienza della giustizia passa anche attraverso le politiche di **reclutamento straordinario del personale** amministrativo. Nel corso del 2017 sono state autorizzate nuove assunzioni di personale amministrativo ed è stata attuata la rimodulazione di alcuni profili professionali. Anche la Legge di Bilancio 2018 reca disposizioni volte a favorire le assunzioni di magistrati ordinari e di personale amministrativo non dirigenziale. Per favorire lo smaltimento del contezioso fiscale presso la Corte di Cassazione, inoltre, la stessa legge prevede il reclutamento di 50 giudici ausiliari ed aumenta la pianta organica dei magistrati amministrativi; viene invece ridotto il numero di giudici ausiliari da reclutare per lo smaltimento dell'arretrato civile nelle corti d'appello. Alcune disposizioni riguardano l'attività forense, come l'introduzione del legittimo impedimento del difensore per maternità e la modifica della disciplina dell'esercizio della

[112] Questo indicatore misura il rapporto tra procedimenti definiti e procedimenti sopravvenuti. Valori superiori all'unità indicano che sono stati definiti più procedimenti di quanti ne siano sopravvenuti con una conseguente riduzione dell'arretrato. Al contrario, valori al di sotto dell'unità indicano che il numero dei definiti è minore del numero dei procedimenti sopravvenuti e pertanto si verifica un aumento delle pendenze.

[113] Va segnalato che l'istituto della mediazione obbligatoria è stato stabilizzato con il D.L. n. 50/2017, convertito in L. n. 96/2017.

professione forense in forma societaria. La Legge di Bilancio ha anche istituito un apposito fondo per realizzare interventi a favore della funzionalità degli uffici giudiziari, soprattutto di quelli colpiti da eventi sismici, e per sostenere le attività amministrative del consiglio direttivo della Corte di Cassazione e dei consigli giudiziari.

Come già riportato nella Nota di aggiornamento al DEF, è stata completata la **riforma della magistratura onoraria**[114], che ha apportato numerose novità nell'ordinamento nazionale, tra cui l'accelerazione dei procedimenti giudiziari e la possibilità di delegare ai giudici di pace anche la pronuncia dei alcuni specifici provvedimenti[115]. Per quanto riguarda i giudici di pace, al termine di una fase formativa (dal 2021), sarà ulteriormente ampliata la loro competenza, al fine di comprendere anche un insieme di cause e di procedimenti civili di minore complessità, sinora di competenza del tribunale.

Lotta alla corruzione e riforma dei tempi di prescrizione

Ad agosto è stata approvata la **Legge delega di riforma del processo penale**[116], i cui principali contenuti sono riportati nel box sottostante.

FOCUS

LA RIFORMA DEL PROCESSO PENALE

Estinzione del reato per condotte riparatorie

La riforma prevede che, nei reati perseguibili a querela remissibile, il reato è estinto se, prima dell'inizio del dibattimento, l'imputato ripara interamente il danno mediante restituzione o risarcimento ed elimina le conseguenze del reato.

Inasprimenti sanzionatori

Vengono inasprite le pene detentive e pecuniarie per i reati di furto in abitazione e scippo, per quello di rapina e per il reato di scambio elettorale politico-mafioso.

Riforma della disciplina della prescrizione

La riforma della prescrizione risponde non solo all'esigenza di assicurare tempi congrui per le attività di accertamento dei fatti di reato, ma anche alla necessità di garantire la ragionevole durata del processo. La nuova disciplina prevede la sospensione della prescrizione per 18 mesi sia dopo una sentenza di condanna di primo grado, sia dopo la condanna in ciascun grado di impugnazione. Al contrario, la sospensione non vale in caso di assoluzione e quando, nei giudizi di impugnazione, la sentenza di condanna sia riformata o annullata o sia annullata la sua conferma in appello.

Delega al Governo in materia di regime di procedibilità per taluni reati, di revisione delle misure di sicurezza e del casellario giudiziale.

Il disegno di legge contiene principi e criteri direttivi relativi a una serie di deleghe legislative. Il Governo viene inoltre delegato a riformare la disciplina del casellario giudiziale per tenere conto delle numerose novità introdotte.

[114] D.lgs. 13 luglio 2017, n.116.

[115] Nello specifico: a) procedimenti di volontaria giurisdizione (in materie diverse dalla famiglia), inclusi gli affari di volontaria giurisdizione; b) procedimenti in materia di assistenza e previdenza obbligatoria; c) procedimenti di impugnazione o di opposizione avverso provvedimenti amministravi; d) cause relative a beni mobili di valore non superiore a 50.000,00 euro, nonché relative a pagamento a qualsiasi titolo di somme di denaro non eccedenti il medesimo valore; e) cause di risarcimento del danno prodotto dalla circolazione di veicoli e dei natanti, purché di valore non eccedente i 100.000,00 euro; f) procedimenti di espropriazione presso terzi, quando il valore del credito garantito non ecceda i 50.000,00 euro.

[116] L. n.103/2017.

Disposizioni processuali

Vengono previste una serie di disposizioni volte a ridurre i tempi di celebrazione dei processi.

Modifiche in materia di riti speciali

Alcune novità riguardano i riti speciali. Si modificano l'impugnazione della sentenza di non luogo a procedere e la disciplina del giudizio abbreviato e si semplifica il controllo sulle sentenze di patteggiamento. Anche la disciplina del decreto penale di condanna viene modificata per potenziarne la capacità deflativa.

Struttura della sentenza

La riforma incide anche sulla struttura della sentenza.

Riforma delle impugnazioni

Il disegno di legge mira a semplificare il regime delle impugnazioni, anche recependo alcuni principi definiti a livello europeo.

Il giudizio in Cassazione

Alcune innovazioni riguardano anche il giudizio in Cassazione, come alcuni interventi di carattere deflativo. Sono previsti inoltre criteri di delega relativi alla limitazione dell'ammissibilità dei ricorsi in Cassazione, avverso le sentenze sia del giudice di pace sia dei tribunali di primo grado e delle Corti d'Appello.

Modifiche alla normativa di organizzazione dell'ufficio del pubblico ministero

Al procuratore della Repubblica viene affidato il potere-dovere di assicurare l'osservanza delle disposizioni relative all'iscrizione delle notizie di reato.

Udienze a distanza

Nei casi in cui la persona è detenuta per un delitto di mafia o comunque particolarmente grave o è ammessa a misure di protezione, l'udienza a distanza diventa la regola.

Delega al governo per la riforma del processo penale

Sono stati adottati una serie di decreti legislativi per la riforma del processo penale e dell'ordinamento penitenziario. Tra le materie interessate rientra la disciplina delle intercettazioni, la semplificazione delle procedure e la revisione di modalità e presupposti per l'accesso alle misure alternative e ai benefici penitenziari, la detenzione di minori di età.

In attuazione della legge delega, il Consiglio dei Ministri ha approvato in via definitiva tre decreti legislativi in materia di intercettazioni, di giudizi di impugnazione e di riserva di codice.

La disciplina delle **intercettazioni** è stata modificata con lo scopo di salvaguardare la posizione di persone solo occasionalmente coinvolte nell'ascolto[117]. Il Decreto sul **sistema delle impugnazioni**, limitando la legittimazione all'impugnazione di merito[118], semplificherà i procedimenti di

[117] Tra le misure principali vanno citate l'introduzione nel Codice Penale del delitto di diffusione di riprese e registrazioni di comunicazioni fraudolente, una maggiore tutela della riservatezza nelle comunicazioni tra avvocato difensore e assistito, l'introduzione di una nuova procedura che prevede prima il deposito delle conversazioni e delle comunicazioni e solo in un secondo momento l'acquisizione di quelle rilevanti e lo stralcio di quelle irrilevanti e inutilizzabili; al Pubblico Ministero, quale garante della riservatezza della documentazione, spetta la custodia del materiale irrilevante e inutilizzabile. Il decreto semplifica inoltre le condizioni per l'impiego delle intercettazioni delle conversazioni e delle comunicazioni telefoniche e telematiche nei procedimenti per i più gravi reati dei pubblici ufficiali contro la Pubblica Amministrazione, vieta la trascrizione, anche sommaria, delle comunicazioni o conversazioni irrilevanti per le indagini nonché di quelle concernenti dati personali sensibili e disciplina le intercettazioni mediante captatore informatico (cosiddetto *Trojan*).

[118] Nello specifico, al pubblico ministero viene precluso l'appello delle sentenze di condanna, ad eccezione di alcuni casi specifici, mentre all'imputato è precluso l'appello delle sentenze di proscioglimento pronunciate con le più ampie formule liberatorie. Vengono inoltre novellate alcune disposizione del Codice di Procedura Penale relative all'appello incidentale e alla disciplina delle impugnazioni davanti al giudice di pace. Le modifiche sono contenute nel D.lgs. n.11/ 2018, pubblicato sulla Gazzetta Ufficiale del 19 febbraio 2018.

appello e di cassazione, favorendo anche la deflazione del carico giudiziario. Il terzo decreto introduce una **riserva di codice in materia penale** e introduce nel Codice Penale le fattispecie criminose previste da disposizioni di legge che abbiano come oggetto di tutela beni di rilevanza costituzionale, quali la vita e la protezione della comunità civile.

Per migliorare l'efficienza del sistema penale, favorendo meccanismi di conciliazione per i reati di minore gravità, è stato inoltre **rivisto l'istituto della procedibilità a querela**, estendendola ai reati contro la persona puniti con la sola pena pecuniaria o con la pena detentiva non superiore a quattro anni, con l'eccezione per il delitto di violenza privata, e per i reati contro il patrimonio previsti dal codice penale.

A fine febbraio sono stati approvati, in esame preliminare, tre decreti legislativi che introducono disposizioni di modifica dell'**ordinamento penitenziario**. Essi intervengo in particolare sull'ordinamento penitenziario, sulla disciplina dell'esecuzione delle pene nei confronti dei condannati minorenni e in materia di giustizia riparativa e mediazione reo-vittima, rendendo quindi la fase dell'esecuzione della pena più rispondente ai principi costituzionali.

La riforma appena approvata mira a modernizzare l'attuale disciplina della materia penitenziaria (risalente al 1975), adeguandola agli orientamenti più innovativi, anche delle Corti europee. In sintesi si introducono: i) più opportunità di lavoro retribuito, sia intramurario sia esterno, e attività di volontariato individuale e di reinserimento sociale dei condannati; ii) misure di miglioramento della vita carceraria mediante la responsabilizzazione dei detenuti e la massima conformità della vita penitenziaria a quella esterna.

Il Decreto sull'esecuzione delle **pene per i minorenni e i giovani adulti** (*under* 25) riforma l'ordinamento penitenziario con particolare riferimento al peculiare percorso educativo e di reinserimento sociale. Infine, le disposizioni in materia di **giustizia riparativa** introducono per la prima volta nel nostro sistema un modello di intervento che mette al centro la vittima, promuovendo percorsi di riparazione del reo nei confronti di chi ha subito il reato.

La Legge di Bilancio 2018 ha istituito un apposito fondo per favorire l'attuazione della riforma del processo penale e dell'ordinamento penitenziario stanziando 10 milioni per il 2018, 20 per il 2019 e 30 milioni annui a partire dal 2020.

Il Consiglio dei Ministri ha approvato in via definitiva anche un decreto che disciplina i **rapporti giurisdizionali con le autorità straniere in materia di assistenza giudiziaria**, in particolare per quel che riguarda la raccolta della prova[119]. È stata riformata anche la disciplina dei **reati agroalimentari** innovando un quadro normativo ormai obsoleto.

A novembre, è stata approvata la legge sul ***whistleblowing*** che integra la disciplina relativa alla tutela dei lavoratori del settore pubblico che segnalino illeciti, introducendo forme di tutela anche per i lavoratori del settore privato. In

[119] Più in dettaglio, si stabilisce che, nei rapporti con i paesi UE, soltanto in assenza di strumenti di attuazione dei Trattati o quando questi lascino margini per introdurre disposizioni più specifiche, trovano applicazione le convenzioni internazionali e le norme di diritto internazionale generale e, in via residuale, le norme del Codice Penale mentre, nei rapporti con gli Stati extra UE, la cooperazione giudiziaria si svolge nel rispetto delle convenzioni internazionali e delle norme di diritto internazionale generale e, solo in via residuale, del Codice di Procedura Penale.

base alla nuova disciplina, il dipendente che segnala al responsabile della prevenzione della corruzione del proprio ente, all'ANAC[120], all'Autorità Giudiziaria o alla Corte dei Conti, condotte illecite di cui sia venuto a conoscenza non può essere soggetto a misure ritorsive per motivi collegati alla segnalazione.

Il **Codice Antimafia** ha ottenuto l'approvazione definitiva della Camera a settembre. Tra le misure introdotte rientrano l'estensione dei possibili destinatari di misure di prevenzione, ricomprendendo anche chi commette reati contro la Pubblica Amministrazione, una maggiore tempestività nell'applicazione delle misure di prevenzione patrimoniali e l'introduzione, in caso di pericolo concreto di infiltrazioni mafiose, di un controllo giudiziario delle aziende[121]. La Legge di Bilancio 2018 ha aumentato la dotazione del Fondo di rotazione per la solidarietà alle vittime dei reati di tipo mafioso, delle richieste estorsive, dell'usura e dei reati internazionali violenti, prevedendo interventi anche a favore degli orfani di madre per omicidio a seguito di *stalking* o violenza sessuale.

L'Agenzia Nazionale per l'amministrazione e la destinazione dei beni sequestrati e confiscati alla criminalità organizzata (ANBSC), ha predisposto la 'Strategia nazionale per la valorizzazione dei beni e delle aziende confiscati alla criminalità organizzata', con l'obiettivo generale di utilizzare i beni sequestrati alla criminalità organizzata, attraverso interventi di valorizzazione sostenuti anche dalle politiche di coesione, con risorse nazionali ed europee. Definita la componente strategica, dopo che la Strategia sarà approvata dal CIPE, si passerà alla fase operativa, attraverso uno stretto coordinamento tra le Amministrazioni interessate.

Efficienza della Pubblica Amministrazione

CSR 2 - *'Completare la riforma del pubblico impiego e migliorare l'efficienza delle imprese pubbliche'*

Attuazione della legge di riforma della Pubblica Amministrazione

A completamento dell'iter di approvazione delle deleghe previste dalla legge di riforma della Pubblica Amministrazione, è stato dato il via a 7 decreti legislativi. Innanzitutto è stato **riformato il pubblico impiego**, attraverso una revisione della disciplina generale della materia[122]. È stato poi modificato il

[120] Al fine di adempiere a questo compito l'ANAC ha rivisto la propria organizzazione creando un Ufficio ad hoc, competente anche all'irrogazione delle relative sanzioni.

[121] La nuova disciplina introduce inoltre maggiore trasparenza nell'attribuzione dell'incarico di amministratore giudiziario, istituisce un apposito fondo da 10 milioni l'anno e introduce una serie di misure a sostegno delle aziende sequestrate e rivede infine, l'attività e l'organizzazione dell'Agenzia nazionale per i beni confiscati.

[122] La riforma modifica il Testo Unico sul pubblico impiego prevedendo, tra l'altro: i) l'introduzione del 'Piano triennale dei fabbisogni' che porterà, fermi restando i limiti di spesa, al progressivo superamento della dotazione organica come limite alle assunzioni; ii) una revisione delle disposizioni relative all'azione disciplinare; iii) un più ampio uso dell'ICT nelle procedure; iv) un miglioramento dei sistemi di reclutamento con l'introduzione di nuovi meccanismi che tengano conto di precedenti esperienze professionale con la PA - anche nel caso di rapporti di lavoro flessibile - e che considerino tra i requisiti di accesso il possesso di un dottorato di ricerca oltre alla conoscenza della lingua inglese e dell'informatica, introducendo inoltre la possibilità di svolgere procedure concorsuali centralizzate, valide anche per le Regioni, gestite dal Dipartimento per la Funzione Pubblica; v) la disciplina delle forme di lavoro flessibile; vi) l'integrazione delle persone con disabilità; vii) la

sistema di valutazione della *performance* dei dipendenti pubblici, stabilendo la rilevanza della valutazione individuale anche ai fini del riconoscimento delle progressioni economiche, dell'attribuzione di incarichi di responsabilità al personale e del conferimento degli incarichi dirigenziali; per converso, una valutazione negativa produce conseguenze in termini di responsabilità dirigenziale e licenziamento disciplinare[123].

Gli altri decreti legislativi approvati contengono disposizioni correttive ed integrative di decreti già adottati in precedenza (per quanto riguarda il decreto che ha introdotto il Documento unico di proprietà degli autoveicoli si rimanda al paragrafo sulla semplificazione). Alla luce delle competenze trasferite dal Corpo Forestale in materia di lotta attiva contro gli incendi boschivi, è stata operata una riorganizzazione del **Corpo dei Vigili del Fuoco**. Anche per le **Forze di polizia** (Polizia, Carabinieri, Guardia di Finanza e Polizia Penitenziaria) sono stati rivisti i ruoli, al fine di adeguare le dotazioni organiche complessive ed ampliare le opportunità di progressione in carriera. È stata integrata la disciplina del **licenziamento disciplinare** attraverso l'introduzione di un obbligo di carattere generale per le Pubbliche Amministrazioni che devono comunicare, entro venti giorni, all'Ispettorato per la funzione pubblica l'avvio e la conclusione dei procedimenti disciplinari e il relativo esito. Infine, è stata data attuazione alla disciplina della **dirigenza sanitaria** per quanto riguarda il conferimento di incarichi di direttore generale, direttore amministrativo, direttore sanitario e, se previsto dalla legislazione regionale, di direttore dei servizi socio-sanitari[124].

A dicembre 2017 infine, sono stati approvati altri tre decreti legislativi di integrazione e correzione di alcuni decreti di attuazione della riforma della PA. Il primo riguarda la **razionalizzazione delle funzioni di polizia e la modifica ed integrazione di alcuni profili relativi all'assorbimento del Corpo Forestale dello Stato**. Il secondo decreto interviene sul **Codice di Amministrazione Digitale (CAD)** per accelerare l'attuazione dell'Agenda Digitale Europea[125]. Il terzo decreto infine, riguarda la **disciplina delle autorità portuali** per favorire l'attuazione degli obiettivi definiti con la riforma della portualità[126].

Tra le riforme che hanno coinvolto la Pubblica Amministrazione rileva anche la revisione dei ruoli delle Forze Armate, parallela a quella delle Forze di Polizia.

definizione delle materie escluse dalla contrattazione integrativa; viii) l'attribuzione in via esclusiva all'INPS delle funzioni di accertamento medico-legali sui dipendenti assenti dal servizio per malattia; ix) la razionalizzazione e integrazione dei sistemi di valutazione.

[123] La disciplina introduce inoltre una valutazione esterna e si riconosce la possibilità per cittadini e utenti finali di valutare la qualità dei servizi resi dall'amministrazione. L'attività degli Organismi Indipendenti di Valutazione (OIV) viene potenziata e viene definito un coordinamento temporale tra l'adozione del Piano della *performance*, la redazione della Relazione e il ciclo di programmazione economico-finanziaria. Il contratto collettivo nazionale stabilirà la quota delle risorse destinate a remunerare, rispettivamente, la *performance* organizzativa e quella individuale e i criteri idonei a garantire che alla significativa differenziazione dei giudizi corrisponda un'effettiva diversificazione dei trattamenti economici correlati.

[124] Il Decreto è intervenuto in particolare sulla procedura per la nomina di direttore generale a partire dall'elenco nazionale dei soggetti idonei.

[125] Sono state adottate una serie di misure tra le quali rientrano la razionalizzazione delle disposizioni del Codice e il rafforzamento della sua natura di carta di cittadinanza digitale, la promozione dell'integrazione e dell'interoperabilità tra i servizi pubblici erogati dalle diverse amministrazioni, la valorizzazione del patrimonio informativo pubblico, la garanzia del diritto di cittadinanza digitale e di una maggiore certezza giuridica dei documenti digitali.

[126] Vengono introdotte norme di semplificazione in tema di pianificazione portuale, viene riformato il lavoro portuale con la previsione di un Piano dell'organico del porto, viene introdotta una nuova disciplina dei piani regolatori portuali introducendo la possibilità di approvare varianti localizzate nel caso in cui un ritardo degli interventi sia di ostacolo alla sicurezza e allo sviluppo del porto o incida sull'uso di fondi nazionali ed europei.

Tale intervento ha tenuto conto delle effettive crescenti competenze e responsabilità del personale militare in un'ottica di equi ordinazione con le Forze di Polizia[127]. Le Forze Armate sono anche interessate da un ulteriore progetto di riforma, contenuto nel disegno di legge - in attuazione del Libro Bianco per la sicurezza internazionale e la Difesa[128] - recante la riorganizzazione dei vertici della Difesa e le deleghe al Governo per la revisione del modello organizzativo delle Forze Armate, la rimodulazione del modello professionale nonché la riorganizzazione del modello di formazione[129].

A giugno scorso è stata emanata inoltre la Direttiva sul **lavoro agile nella PA** per introdurre nuove modalità di organizzazione del lavoro basate sulla flessibilità lavorativa, sulla valutazione per obiettivi e la rilevazione dei bisogni del personale, favorendo così la conciliazione dei tempi di vita e di lavoro e migliorando la qualità dei servizi resi al cittadino. Entro tre anni, il 10 per cento dei lavoratori pubblici potrà avvalersi di questa nuova modalità lavorativa, senza intaccare le possibilità di carriera e di crescita.

Per incentivare l'implementazione della Riforma della Pubblica Amministrazione con il coinvolgimento attivo delle amministrazioni locali, in modo integrato con l'attuazione dell'Agenda Digitale, sono stati adottati interventi di rafforzamento della capacità amministrativa per la modernizzazione e la digitalizzazione della PA nell'ambito del PON '*Governance* e capacità istituzionale 2014-2020'[130].

La Legge di Bilancio 2018 ha quantificato gli oneri complessivi a carico del bilancio dello Stato per la contrattazione collettiva nazionale e per i miglioramenti economici del personale in regime di diritto pubblico integrando lo stanziamento già previsto a legislazione vigente di 1.650 milioni a decorrere dal 2018. Ciò consentirà di attribuire aumenti medi mensili di 85 euro medi lordo dipendente a partire dal 2018 in linea con l'accordo siglato il 30 novembre 2016 tra il Ministero per la semplificazione e la PA e le organizzazioni sindacali. Inoltre, è stato istituito un apposito **Fondo per l'innovazione sociale** con una dotazione di 5 milioni per l'anno corrente e 10 milioni per ciascuno degli anni 2019 e 2020 per effettuare studi di fattibilità e per lo sviluppo di capacità delle Pubbliche Amministrazioni sulla base dei risultati conseguibili e con lo scopo di favorire e potenziare l'innovazione sociale secondo gli standard europei.

[127] I contenuti dei decreti legislativi 29 maggio 2017, nn. 94 e 95 sono strettamente coordinati proprio in funzione del principio di equiordinazione menzionato nel testo, richiamato più volte dalla Corte costituzionale già negli anni novanta, alla luce del quale va assicurata, nel rispetto delle ineludibili peculiarità, l'armonia del trattamento giuridico ed economico delle diverse componenti dei Comparti Difesa e Sicurezza. Stante il termine ancora pendente, per il solo comparto delle Forze di Polizia, per l'adozione di decreti legislativi correttivi e integrativi della riforma appena varata, sarà di fondamentale importanza provvedere all'adozione di una legge delega che consenta i medesimi interventi anche sul decreto legislativo relativo alle Forze Armate, onde scongiurare un inevitabile disallineamento in violazione del predetto principio di equiordinazione.

[128] https://www.difesa.it/Content/Pagine/Libro_Bianco.aspx .

[129] Presentato al Parlamento il 10 marzo 2017 e consultabile all'indirizzo https://parlamento17.openpolis.it/atto/documento/id/480942 .

[130] Gli interventi progettuali attivati nel 2017 riguardano la cittadinanza digitale, la trasparenza, l'innovazione dei processi e delle modalità organizzative, il rafforzamento delle competenze del personale necessarie all'implementazione delle riforme, il ridisegno della geografia amministrativa italiana e l'integrazione della dimensione orizzontale della sostenibilità ambientale.

Riforma delle società partecipate

La riforma delle società partecipate è stata avviata con l'emanazione, a giugno 2016, del **Testo Unico in materia di società a partecipazione pubblica**[131]. In seguito alla sentenza con cui la Corte Costituzionale aveva espresso la necessità di rivedere le modalità procedimentali con cui il decreto era stato adottato, a giugno 2017 è stato approvato in via definitiva il decreto legislativo integrativo. La *ratio* che ha ispirato la riforma è di ridurre le società partecipate ed individuare criteri qualitativi e quantitativi attraverso i quali razionalizzarle a regime[132]. Il decreto integrativo dello scorso giugno[133] ha: i) posticipato i termini per l'identificazione del personale in esubero e per la ricognizione - in funzione della revisione straordinaria - delle partecipazioni possedute; ii) introdotto nuove regole sia per la scelta dell'organo amministrativo[134], sia per la definizione della produzione delle società *'in house'*[135]; iii) riconosciuto l'ammissibilità di partecipazioni nelle società aventi per oggetto sociale la produzione di energia da fonti rinnovabili, autorizzando inoltre le Università a costituire società per la gestione di aziende agricole con funzioni didattiche; iv) introdotto una deroga per cui i Presidenti di Regione, con delibera motivata dall'interesse pubblico, possono prevedere l'esclusione totale o parziale di società a partecipazione regionale dal decreto.

A novembre 2017 si è conclusa la **ricognizione straordinaria delle partecipazioni societarie possedute dalle amministrazioni pubbliche** operata attraverso l'apposito applicativo *Partecipazioni*[136] del Portale Tesoro: dei circa 10.500 enti tenuti ad approvare la ricognizione straordinaria, l'83 per cento del totale ha provveduto alla trasmissione del piano. Circa l'89 per cento delle amministrazioni chiamate a trasmettere provvedimenti di ricognizione ha dichiarato di detenere partecipazioni; le partecipazioni societarie ammontano a

[131] D. Lgs. n.175/2016.

[132] Non sono consentite le società prive di dipendenti o con un numero di dipendenti inferiore a quello degli amministratori, quelle che nella media dell'ultimo triennio hanno registrato un fatturato inferiore a un milione, quelle inattive che non hanno emesso fatture nell'ultimo anno, quelle che svolgono all'interno dello stesso Comune o Area Vasta duplicazioni di attività, quelle che negli ultimi cinque anni hanno fatto registrare quattro esercizi in perdita e quelle che operano in attività non strettamente necessarie ai bisogni della collettività. Saranno consentite solo le partecipate pubbliche operano nei servizi pubblici, opere pubbliche sulla base di un accordo di programma, servizi pubblici o opere pubbliche in partenariato pubblico/privato, servizi strumentali, servizi di committenza, valorizzazione del patrimonio immobiliare dell'amministrazione. In caso di crisi aziendali si applicano le regole privatistiche, mentre gli amministratori rispondono al giudice civile e alla Corte dei Conti per danno erariale.

[133] La disciplina non si applica alle società destinatarie di misure antimafia ai sensi del D.L. n. 159/2011, e sono previste misure di graduale applicazione per le società che hanno come oggetto sociale esclusivo la gestione dei Fondi Europei per conto di Stato e Regioni o la realizzazione di progetti di ricerca finanziati dall'Unione Europea, gli spin off e le *start up* universitarie.

[134] È stata introdotta la possibilità per le singole società di verificare autonomamente se adottare un organo amministrativo collegiale al posto di quello monocratico.

[135] Le Pubbliche Amministrazioni possono acquisire o mantenere partecipazioni in società che producono servizi di interesse economico generale fuori dall'ambito territoriale della collettività di riferimento, purché queste ultime abbiano in corso o ottengano l'affidamento del servizio tramite procedure a evidenza pubblica e purché rispettino i parametri dimensionali e di efficienza stabiliti, fermo restando che tali società devono garantire che oltre l'80 per cento del loro fatturato sia effettuato nello svolgimento dei compiti a esse affidati dall'ente pubblico o dagli enti pubblici soci.

[136] https://portaletesoro.mef.gov.it/. Questo applicativo è stato sviluppato dal Dipartimento del Tesoro per la ricognizione annuale delle partecipazioni pubbliche e dei rappresentanti delle Amministrazioni negli organi di governo di società ed enti (ex art. 2, co. 222, L. n. 191/2009 e art. 17, co. 3 e 4, D.L. n. 90/2014).

32.504 e sono riconducibili a 5.791 società, mentre le società a partecipazione diretta delle amministrazioni sono 4.701.

Tra le società in cui gli enti possiedono la maggioranza del capitale, una su tre sarà interessata da processi di dismissione mentre una quota residuale sarà oggetto di fusione. Per quanto riguarda le società in cui gli enti non detengono la maggioranza di capitale, nella maggior parte dei casi si realizzerà un'uscita degli stessi dalla compagine azionaria. Anche attraverso il supporto di un *software* dedicato, la Struttura di Monitoraggio del MEF[137] verificherà la rispondenza dei piani di razionalizzazione presentati dalle amministrazioni ai criteri definiti nel Testo Unico, monitorando parallelamente anche l'attuazione delle misure di razionalizzazione previste nei piani di revisione straordinaria quali alienazione, fusione e messa in liquidazione della società.

Semplificazione

Il 30 novembre 2017 è stato pubblicato il sesto **rapporto di monitoraggio**[138] sullo stato di avanzamento dell'**Agenda per la semplificazione 2015-2017**, dal quale risultano rispettate il 96 per cento delle scadenze previste. L'attuazione dell'Agenda ha risentito positivamente dell'adozione di una serie di misure tra le quali rientrano i due accordi siglati a maggio e a luglio tra Governo, Regioni ed Enti Locali per l'approvazione della **modulistica unificata e semplificata** per le principali attività commerciali, artigianali e edilizie[139]. A febbraio 2018, sono stati approvati, con Accordo in Conferenza Unificata, ulteriori moduli unificati e semplificati relativi alle attività produttive [140].

Sono state inoltre predisposte le 'istruzioni per l'uso' delle nuove disposizioni in materia di conferenza di servizi, SCIA e concentrazione dei regimi e modulistica, prevedendo anche l'attivazione di un *help-desk* presso il Dipartimento della Funzione pubblica. Sono state avviate anche le attività di promozione degli interventi di riforma e di sensibilizzazione del personale delle amministrazioni, che hanno già coinvolto oltre 4300 funzionari e dirigenti. L'attuazione dell'Agenda ha beneficiato anche delle attività di **semplificazione realizzate in campo fiscale** - a partire dalla dichiarazione dei redditi precompilata - a cui si sono aggiunte le attività di ricognizione e approfondimento svolte in collaborazione con le associazioni imprenditoriali e l'adozione del regolamento che individua gli interventi esclusi dall'autorizzazione paesaggistica o sottoposti a procedura autorizzatoria semplificata.

[137] La Struttura competente per il controllo e il monitoraggio sull'attuazione della riforma è stata istituita con decreto del MEF del 16 maggio 2017.

[138] http://www.italiasemplice.gov.it/media/2524/vi-report-di-attuazione-dellagenda-per-la-semplificazione-30112017.pdf .

[139] Per quanto riguarda il primo accordo, relativamente ai moduli per le attività commerciali e assimilate, a ottobre è stato approvato l'allegato tecnico per consentire l'interoperabilità e lo scambio di dati tra le amministrazioni. I due accordi sono destinati ad avere un notevole impatto se si tiene conto che il numero annuo dei titoli abilitativi e degli adempimenti per i quali è stata predisposta la modulistica è pari a oltre 2.400.000; in particolare la nuova modulistica commerciale fa riferimento a settori di attività in cui operano oltre 1.400.000 imprese.

[140] L'accordo prevede la contestuale approvazione dell'allegato tecnico (schemi XML) per l'interoperabilità dei moduli. Nella stessa data, con un ulteriore accordo, si è conclusa l'adozione degli schemi XML relativi ai rimanenti moduli già adottati in precedenza.

Un passo avanti verso una maggiore semplificazione e trasparenza delle procedure amministrative è stato fatto anche con l'approvazione, a febbraio 2018, del decreto[141] che contiene il cosiddetto **'glossario'**, un elenco delle principali opere edilizie realizzabili in regime di attività edilizia libera, cioè senza alcun titolo abilitativo (ad es. opere come l'impianto di condizionamento o altri impianti e lavori di ripristino). Esso garantisce omogeneità di regime giuridico su tutto il territorio nazionale, ferme restando le prescrizioni degli strumenti urbanistici comunali e di tutte le normative di settore sulle attività edilizie.

A partire dal 1° luglio 2018, in attuazione della riforma della Pubblica Amministrazione, verrà introdotto il **Documento unico di proprietà degli autoveicoli** che sostituirà il certificato di proprietà del veicolo di competenza dell'ACI e il libretto di circolazione prodotto dalla Motorizzazione Civile consentendo di ottimizzare i costi di produzione, archiviazione e controllo a carico dell'amministrazione. Al documento unico corrisponderà una tariffa unica in sostituzione delle precedenti.

A fine dicembre 2017 il Governo, le Regioni, le Province Autonome e gli Enti Locali hanno raggiunto l'accordo in Conferenza Unificata per l'**aggiornamento dell'Agenda per la Semplificazione 2018-2020**[142], con l'obiettivo di:

- sviluppare le attività in corso per la semplificazione e la standardizzazione delle procedure e della modulistica, oltre che l'operatività degli sportelli unici;
- implementare nuovi interventi di semplificazione e eventuali correttivi alle misure già adottate, da individuare sulla base: a) della misurazione degli oneri burocratici e della verifica dell'efficacia e della percezione da parte delle imprese delle semplificazioni adottate; b) della consultazione degli *stakeholder*.

Gli aggiornamenti approvati riguardano soprattutto misure nei settori dell'edilizia e dell'impresa. Attività, obiettivi e risultati attesi verranno monitorati e aggiornati periodicamente dal Tavolo tecnico per la semplificazione (almeno ogni 6 mesi). Entro novembre 2018 il Tavolo tecnico predisporrà una proposta con le azioni relative ai nuovi interventi di semplificazione da istruire sulla base delle priorità indicate nella seconda parte dell'Agenda e di una consultazione che sarà lanciata nel 2018.

Le attività di semplificazione e il Tavolo tecnico saranno supportati anche da azioni di sistema a livello statale, regionale e locale volti al conseguimento della riduzione dei tempi dei procedimenti amministrativi e dei costi della regolazione previsti nell'Obiettivo 1.2 del PON *Governance*. A tal fine è operativa, da luglio 2017, anche la *Delivery Unit*, una *task-force multilevel* al servizio delle politiche di semplificazione condivise. Infine le attività di misurazione degli oneri e dei tempi consentiranno di verificare i risultati raggiunti dall'Agenda 2015-2017 in termini di riduzione dei costi e dei tempi e di percezione della semplificazione da parte delle imprese[143].

[141] Adottato dal Ministro delle Infrastrutture e dei Trasporti di concerto con il Ministro per la Semplificazione e la Pubblica Amministrazione.

[142] http://www.italiasemplice.gov.it/media/2525/allegato_agendasemplificazione_aggiornamenti2018-2020.pdf

[143] Per facilitare la comunicazione e la conoscenza delle iniziative di semplificazione programmate e realizzate è stata predisposta una pagina web dedicata www.italiasemplice.gov.it.

Per facilitare la comunicazione e la conoscenza delle iniziative di semplificazione programmate e realizzate sono utilizzate pagine web dedicate. Inoltre, ad ottobre 2017, è stata avviata una piattaforma di *knowledge-sharing*[144] al servizio del personale delle amministrazioni, delle associazioni imprenditoriali, dei cittadini e dei professionisti.

Per quanto riguarda le semplificazioni a favore del settore produttivo, è stato realizzato da InfoCamere il servizio **impresa.italia.it**, una piattaforma *on line* attraverso la quale ogni imprenditore potrà accedere senza oneri alle informazioni e ai documenti ufficiali della propria impresa. La nuova piattaforma è integrata con SPID e risponde alla logica definita dal *Team* Digitale e dall'Agenzia per l'Italia Digitale (AGID).

Tra i processi di semplificazione si segnala, infine, la riduzione dello stock normativo vigente promosso dal Ministero della difesa che - contemporaneamente alla revisione dello strumento militare[145] - intende promuovere un'azione di riassetto, delegificazione e deregolamentazione del Codice dell'ordinamento militare e del Testo Unico delle disposizioni in materia di ordinamento militare[146].

A maggio 2017 è stato approvato il **Piano Triennale per l'Informatica nella Pubblica Amministrazione 2017-2019**[147], un documento di indirizzo strategico ed economico attraverso il quale viene declinato il 'Modello strategico di evoluzione del sistema informativo della Pubblica Amministrazione'. Il piano nasce per guidare operativamente la trasformazione digitale del paese definendo le linee guida della strategia operativa di sviluppo dell'informatica pubblica e fissando i principi architetturali fondamentali, le regole di usabilità e interoperabilità[148]. Il Piano orienta i 4,6 miliardi di risorse stanziate verso gli obiettivi fissati dalla Strategia per la Crescita Digitale. L'obiettivo è quello di razionalizzare la spesa delle amministrazioni, migliorare la qualità dei servizi offerti a cittadini e imprese e degli strumenti messi a disposizione degli operatori della PA.

In linea con gli obiettivi del Piano, che prevede un rafforzamento dell'identità digitale, sono stati fatto passi vanti verso lo **SPID (Sistema Pubblico per l'Identità Digitale).** Grazie all'accreditamento di sette *Identity Provider* che rilasciano l'identità digitale lo SPID è stato potenziato: ad esso hanno aderito oltre 3.500 amministrazioni pubbliche con più di 4.000 servizi *on line* accessibili e disponibili con il PIN unico[149].

[144] www.rete.italiasemplice.gov.it .

[145] Decreti legislativi 28 gennaio 2014, nn. 7e 8 e 26 aprile 2016, n. 91.

[146] I due corpi normativi sono già il risultato di una importante attività di semplificazione e accorpamento di molteplici fonti normative di rango primario e regolamentare. A distanza di circa un decennio dall'entrata in vigore, gli obiettivi sottesi al nuovo percorso di semplificazione consistono: a) nel mantenimento a livello primario dei soli principi generali riferiti alla disciplina delle singole materie di cui si compone l'ordinamento militare; b) nel mantenimento a livello regolamentare delle disposizioni che, in ragione del loro portato, afferiscono a tale livello normativo, e nella parallela deregolamentazione di tutte le disposizioni di esecuzione e di mero dettaglio, più opportunamente collocabili in circolari ovvero in istruzioni applicative.

[147] https://pianotriennale-ict.italia.it/ .

[148] Attraverso il Piano viene definito un modello per lo sviluppo del digitale secondo cui il livello nazionale definisce regole, standard e realizza piattaforme abilitanti che ottimizzano investimenti, le amministrazioni - centrali e locali - sviluppano servizi secondo le proprie specificità utilizzando competenze interne e/o di mercato, il privato programma investimenti di lungo periodo e sfrutta nuove opportunità di mercato creando soluzioni che si integrino con le piattaforme nazionali.

[149] All'indirizzo http://www.agid.gov.it/monitoraggio sono disponibili le informazioni sullo stato di avanzamento di SPID aggiornate in tempo reale.

FOCUS

Piano triennale per l'informatica nella PA 2017-2019

Il piano triennale per l'informatica nella PA si articola in 12 capitoli relativi a:

- servizi digitali: il Piano promuove lo sviluppo di servizi digitali pubblici tramite la diffusione delle piattaforme abilitanti, la produzione di linee guida e kit di sviluppo dedicati, la creazione di una *community* di sviluppatori, *designer* e gestori di servizi digitali che possa collaborare e partecipare alla crescita della pubblica amministrazione;
- ecosistemi: sono i settori o aree di intervento in cui si svolge l'azione delle PA. Una prima definizione è stata data sulla base della classificazione in Missioni e Programmi indicati nella Legge di Bilancio 2016. Gli ecosistemi si basano su regole condivise, Linee Guida comuni, protocolli di comunicazione, piattaforme abilitanti e altri strumenti utili per facilitare l'interoperabilità e il coordinamento;
- interoperabilità: la definizione di un modello di interoperabilità è un asse portante dell'intero Sistema informativo pubblico per garantire la piena collaborazione tra le amministrazioni pubbliche e i soggetti privati;
- piattaforme abilitanti: alcune piattaforme sono già operative mentre altre sono in fase di realizzazione o di pianificazione;
- dati: sono uno dei principali patrimoni digitali della PA. Per sfruttarne le potenzialità è necessario favorire una logica sistemica;
- connettività: per l'adeguamento della connettività delle PA è necessaria la redazione e l'adeguamento delle Linee Guida per la realizzazione di reti *Wi-Fi* pubbliche, in raccordo con il Piano Nazionale Banda Ultralarga;
- *cata center e cloud*: questi strumenti, frammentati e disomogenei, impongono una razionalizzazione delle infrastrutture fisiche dal punto di vista strutturale ed economico;
- sicurezza: è un aspetto di importanza fondamentale in quanto garantisce la disponibilità, l'integrità e la riservatezza delle informazioni del Sistema Informativo della PA oltre ad essere direttamente collegata ai principi di *privacy*. Il piano pone l'accento sulla razionalizzazione delle risorse ICT come metodo prioritario per aumentare il livello di sicurezza;
- *data & Analytics Framework* (DAF): il DAF rientra tra le attività principali per la valorizzazione del patrimonio informativo pubblico nazionale, con l'obiettivo di sviluppare e semplificare l'interoperabilità dei dati pubblici tra PA, standardizzare e promuovere la diffusione degli *open data*, ottimizzare i processi di analisi dati e generazione di sapere;
- gestione del cambiamento: per raggiungere gli obiettivi definiti dal Piano è indispensabile il coordinamento di una pluralità di soggetti diversi chiamati alla realizzazione della strategia nazionale. L'Agenzia per l'Italia Digitale supporta le PA impegnate nella trasformazione digitale;
- razionalizzazione della spesa: il Piano avvia la riqualificazione della spesa ICT per il raggiungimento dell'obiettivo di risparmio del 50 per cento della spesa annuale per la gestione corrente del settore informatico da raggiungere nel triennio 2016-2018;
- principi per lo sviluppo di progetti digitali: si tratta di accorgimenti sia di natura pratica che di natura contrattuale e amministrativa per la stesura del contratto, la definizione degli obiettivi e l'approvvigionamento delle risorse.

Concorrenza

CSR 2 – *'Adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso e rimuovere le rimanenti restrizioni alla concorrenza'.*

Legge annuale per il mercato e la concorrenza

Il 2 agosto 2017 il Senato ha approvato in via definitiva la prima Legge annuale per il mercato e la concorrenza, elemento centrale della politica della concorrenza, che si inserisce nel solco di altre norme pro-concorrenziali adottate nell'ultimo triennio.

La legge interviene sulle seguenti aree: assicurazioni; comunicazioni e poste; energia e ambiente; banche; professioni e farmacie; turismo[150], cultura[151] e servizi di trasporto. In tutti questi ambiti, la legge si basa su tre obiettivi di fondo: *i)* eliminare le barriere all'ingresso al mercato e/o all'esercizio dell'attività imprenditoriale, permettendo l'adozione di modelli organizzativi innovativi; *ii)* incentivare la mobilità della domanda, anche attraverso una maggiore trasparenza; *iii)* garantire adeguata protezione al consumatore. Tali interventi vanno anche nella direzione di stimolare la stagnante dinamica della produttività, attraverso la riduzione delle rendite e l'apertura a nuovi modelli organizzativi che consentiranno di catturare i benefici dell'innovazione tecnologica e di processo e di superare le esistenti limitazioni alla crescita delle imprese. La legge è inoltre coerente con la strategia di attrazione degli investimenti esteri.

Viene inoltre introdotta una delega al Governo per riformare la disciplina del trasporto pubblico non di linea (**taxi e ncc**), materia già oggetto di un atto di segnalazione dell'Autorità di Regolazione dei Trasporti (ART) del giugno 2015. Essa interviene sulla qualità dei servizi di trasporto di linea dei passeggeri su gomma, rotaia e via mare prevedendo, fra l'altro, oneri a carico dei concessionari e gestori relativi alle garanzie di accesso da parte degli utenti alle carte dei servizi[152]ed, in particolare, alle ipotesi che danno diritto a rimborsi o indennizzi per disservizi, alla efficienza e semplificazione delle procedure, in particolare attraverso l'utilizzo di nuove tecnologie per le fasi di acquisto ed emissione dei biglietti.

Altre misure in materia di concorrenza e tariffe

Oltre alla Legge annuale per il mercato e la concorrenza, altri provvedimenti hanno inciso sulla regolazione di diversi settori, allineandola ai principi della concorrenza e dell'apertura del mercato.

[150] In materia di turismo si prevede la nullità delle clausole contrattuali che vietano alle imprese ricettive di offrire prezzi e condizioni migliori rispetto a quelli praticati da piattaforme di distribuzione telematiche.

[151] Si introduce: la liberalizzazione delle attività di riproduzione di beni culturali diversi dai beni archivistici sottoposti a restrizioni di consultabilità, se svolte senza scopo di lucro e nel rispetto delle disposizioni sul diritto d'autore; la semplificazione della circolazione internazionale di beni culturali.

[152] Sulle carte dei servizi incidono anche le misure (delibera 16/2018 dell'8 febbraio 2018) con le quali l'ART ha definiti indicatori e livelli che stabiliscono le condizioni minime di qualità dei servizi di trasporto di passeggeri via ferrovia connotati da obblighi di servizio pubblico. Le misure forniscono criteri in merito all'offerta di posti, alla regolarità e puntualità del servizio, ai livelli minimi di trasparenza delle informazioni da fornire all'utenza, alla pulizia e *comfort* del materiale rotabile e alla sicurezza.

Nel settore dei trasporti, al fine di assicurare l'accesso equo e non discriminatorio ai mercati, l'ART è intervenuta con diverse misure pro-concorrenziali. Riguardo ai **porti**, ha avviato un procedimento di regolazione generale avente ad oggetto metodologie e criteri per garantire l'accesso equo e non discriminatorio alle infrastrutture portuali, accompagnato dalla consueta fase di consultazione delle istituzioni interessate e di tutti gli *stakeholders*. Le misure previste sono finalizzate a rendere le attività di concessione di aree e banchine portuali e di autorizzazione allo svolgimento delle operazioni e dei servizi portuali il più possibile trasparenti ed esenti da profili discriminatori e prevedono criteri per la determinazione delle tariffe di utilizzo delle infrastrutture portuali e di contabilità regolatoria orientati alla efficienza ed equità.

Inoltre le **Autorità di Sistema Portuale** hanno costituito oggetto dell'Aggiornamento annuale per il 2017 del piano nazionale anticorruzione dell'ANAC. Nell'ambito di tale attività, è stata tra l'altro evidenziata la necessità di adottare criteri omogenei per l'ammissibilità dei costi sottostanti la determinazione dei canoni delle concessioni portuali e della durata delle concessioni, nonché per la determinazione delle tariffe per i servizi resi nei porti.

Con riferimento all'accesso alle **infrastrutture aeroportuali**, l'ART ha condotto una *mid-term review* dei modelli per la determinazione delle relative tariffe approvati nel 2014. La *review* mantiene l'impianto dei modelli, che saranno oggetto di riesame alla conclusione del periodo regolatorio corrente e, tuttavia, aggiorna alcuni aspetti della procedura di consultazione dei vettori e delle modalità di determinazione del tasso di remunerazione del capitale (WACC) al fine di assicurarne la coerenza con le misure adottate per la tariffazione dell'accesso alle altre infrastrutture di trasporto.

Tra i provvedimenti relativi all'accesso alle infrastrutture, rileva anche la quello avviato in materia di **autostazioni** che soddisfano le esigenze di mobilità dei passeggeri attraverso la connessione intermodale e intramodale di servizi di trasporto. Tali misure hanno ad oggetto, tra l'altro, i criteri per definire le condizioni di utilizzo della capacità, degli spazi e dei servizi delle autostazioni, le condizioni economiche, l'accessibilità fisica, le modalità per fornire informazioni al pubblico.

Infine, l'Autorità ha avviato un procedimento per la revisione delle misure adottate nel 2015 per la redazione dei bandi e delle convenzioni relativi alle gare per l'assegnazione in esclusiva dei servizi di **trasporto pubblico locale** passeggeri svolti su strada e per ferrovia e per la definizione dei criteri per la nomina delle commissioni aggiudicatrici.

Per favorire una maggiore trasparenza, da febbraio 2018 il MIT ha reso disponibili *on line* i testi delle convenzioni[153] e gli allegati tecnici relativi alle **concessioni autostradali** sulla rete a pedaggio, consentendo in tal modo l'accesso generalizzato alle informazioni di interesse pubblico sugli operatori autostradali, sull'organizzazione e sul costo del servizio, e sulle regole in base alle quali vengono riconosciuti gli aggiornamenti dei pedaggi.

[153] http://www.mit.gov.it/documentazione/convenzioni-regolanti-i-rapporti-tra-il-ministero-e-le-societa-concessionarie .

Riguardo alle concessioni autostradali per le quali occorre procedere ad un nuovo affidamento, l'Autorità di Regolazione dei Trasporti ha approvato gli elementi per definire lo schema di concessione ed il sistema tariffario di pedaggio da inserire nel bando di gara per alcune specifiche tratte[154]. Lo schema ha ad oggetto, in particolare, gli elementi attinenti ai profili economico-regolatori della concessione (durata, tariffa di base, costo medio del capitale, agli indicatori di qualità del servizio) e prevede, tra l'altro, l'indicazione nel contratto di concessione dell'allocazione dei rischi riguardanti le diverse fasi del rapporto concessorio; l'individuazione delle ipotesi che possono dar luogo alla revisione del piano economico-finanziario; un sistema tariffario basato sul *price-cap*, con indicazione del parametro di efficienza X a carattere quinquennale; la previsione di un innovativo meccanismo di adeguamento tariffario basato sulla distinzione tra una componente tariffaria di gestione ed una componente di costruzione; la definizione degli obblighi di separazione contabile dei costi e di contabilità regolatoria, oltre alle modalità di monitoraggio annuale.

Tra gli interventi di natura settoriale rilevano anche le nuove norme in materia sanitaria approvate a gennaio 2018[155], che introducono novità per le professioni sanitarie e aggiungono un nuovo tassello al percorso di riforma del sistema. Con questo provvedimento si interviene sugli **Ordini professionali sanitari**, riconoscendo anche nuove professioni, e istituendo nuovi ordini professionali per infermieri, ostetriche, tecnici sanitari di radiologia medica e professioni sanitarie tecniche, della riabilitazione e della prevenzione.

Un importante intervento di liberalizzazione è stato realizzato in materia di **diritto d'autore**[156], al fine di superare il monopolio della Società Italiana Autori e Editori (SIAE): si è estesa a tutti gli organismi di gestione collettiva (ossia quelli senza fine di lucro e a base associativa) stabiliti in Italia, la possibilità di operare direttamente sul mercato italiano, senza alcuna intermediazione da parte della SIAE. In questo settore era intervenuta anche la Legge per il mercato e la concorrenza,

Infine, con il decreto fiscale si è intervenuti sulla disciplina dell'esercizio dei poteri speciali del Governo in ordine alla *governance* di società considerate strategiche nel comparto della sicurezza e della difesa, dell'energia, dei trasporti e delle comunicazioni (cd. ***Golden Power***)[157]. In tale ambito: i) si introduce una sanzione amministrativa in caso di violazione degli obblighi di notifica funzionali all'esercizio dei poteri speciali nel settore della difesa e della sicurezza; ii) si estende l'esercizio della *Golden Power* al settore della cd. alta tecnologia; iii) si stabilisce che, per operazioni di acquisto da parte di soggetti extra UE di società che detengono attivi strategici nel settore energetico, dei trasporti e delle comunicazioni il Governo dovrà valutare - nell'esercizio della *Golden Power* - anche il pericolo per la sicurezza o per l'ordine pubblico.

[154] A5 Torino-Ivrea-Quincinetto, A4/5 Ivrea-Santhià, Sistema Tangenziale di Torino, Diramazione Torino - Pinerolo e A21, Torino-Alessandria-Piacenza (delibera n. 119/2017 del 28 settembre 2017).

[155] L. n. 3/2018, recante 'Delega al Governo in materia di sperimentazione clinica di medicinali nonché disposizioni per il riordino delle professioni sanitarie e per la dirigenza sanitaria del Ministero della Salute'.

[156] Con il Decreto Fiscale (n.148/2017, art. 19).

[157] Solo per le procedure avviate in data successiva al 16 ottobre 2017.

II.7. LAVORO, EDUCAZIONE E LOTTA ALLA POVERTÀ

Mercato del lavoro

CSR 4 – *'Con il coinvolgimento delle parti sociali, rafforzare il quadro della contrattazione collettiva, al fine di permettere contratti collettivi che tengano maggiormente conto delle condizioni locali. Assicurare efficaci politiche attive del mercato del lavoro. Incentivare il lavoro dei secondi percettori di reddito'.*

Target 1: Tasso di occupazione - *'aumentare al 75 per cento la quota di occupazione per la fascia d'età compresa tra i 20 e i 64 anni'.*

Evoluzione del mercato del lavoro e politiche attive del lavoro

Negli ultimi due anni il mercato del lavoro ha recuperato, in buona parte, i livelli di occupazione precedenti la crisi. A gennaio 2018 il tasso di occupazione era pari al 58,1 per cento, ai livelli massimi dal dicembre 2008 (58,2 per cento).

Nel confronto tra gennaio 2018 e gennaio 2017, l'aumento dell'occupazione (+156 mila) è dipeso da un incremento dell'occupazione dipendente (+347 mila) e da una contrazione di quella indipendente (-191 mila). Inoltre, la crescita è stata trainata dalla componente femminile della forza lavoro (+161 mila). Al netto della variazione demografica, l'incremento annuale dell'occupazione è salita dallo 0,4 per cento allo 0,9 per cento e l'incidenza degli occupati sulla popolazione è in crescita per i 15-34enni (+2,0 per cento) e gli over 50 (+1,8 per cento), e in lieve calo per i 35-49enni (-0,4 per cento).

La ripresa dell'occupazione in questi ultimi anni non è stata uguale per tutte le tipologie di lavori: mentre è stata rilevante per il lavoro dipendente e nel settore privato dell'economia, il lavoro indipendente e nella Pubblica Amministrazione ha continuato a ridursi (-220 mila unità di lavoro fra il 2008 e 2016), quest'ultimo per effetto del lungo blocco del *turnover*.

Dall'entrata in vigore della riforma del mercato del lavoro nel 2015 (*Jobs Act*) e degli sgravi contributivi sulle assunzioni, previsti fino al 2016, l'occupazione è aumentata di circa 900.000 persone e il numero di inattivi è sceso di 870 mila unità. Alla crescita del numero di dipendenti, sia a termine sia a tempo indeterminato (rispettivamente 650.000 e 450.000 occupati in più), ha corrisposto una riduzione del lavoro autonomo (200.000 occupati in meno), in buona parte collegata alla riduzione dei contratti di collaborazione.

In particolare, il maggior numero di contratti a tempo indeterminato nel biennio 2015-2016, e la successiva stabilizzazione nel 2017, è ascrivibile sia agli sgravi contributivi, sia all'introduzione del nuovo contratto a tempo indeterminato a tutele crescenti e alla complessiva riforma dei contratti contenuta nel *Jobs Act*.

Per **incentivare la partecipazione al mercato del lavoro** - soprattutto dei giovani - la Legge di Bilancio 2018 ha confermato la strategia del Governo attraverso misure di natura fiscale ma anche di promozione delle iniziative di formazione professionale, nonché provvedimenti in materia pensionistica. In dettaglio, la Legge prevede:

- la riduzione dei contributi previdenziali, in favore dei datori di lavoro privati che, a decorrere dal 1° gennaio 2018, assumono lavoratori con contratto di

lavoro a tempo indeterminato[158]. L'esonero dal versamento riguarda il 50 per cento dei contributi previdenziali a carico dei datori di lavoro, nel limite massimo di importo pari a 3.000 euro su base annua, e si applica per un periodo massimo di 36 mesi. Esso spetta con riferimento ai soggetti che non abbiano compiuto i 30 anni e che non siano stati occupati a tempo indeterminato con il medesimo o altro datore di lavoro. Limitatamente alle assunzioni effettuate entro il 31 dicembre 2018 l'esonero è riconosciuto anche per i lavoratori che non abbiano compiuto i 35 anni di età;

- l'esonero totale dal versamento dei contributi previdenziali per i datori di lavoro che assumono, con contratto di lavoro a tempo indeterminato, entro sei mesi dal conseguimento del titolo di studio studenti che hanno svolto presso il medesimo datore di lavoro attività di alternanza scuola-lavoro oppure periodi di apprendistato. Anche in questo caso lo sgravio si applica per i primi 3 anni con un limite massimo di importo dello sgravio di 3000 euro annui;
- l'integrazione della disciplina che agevola le assunzioni a tempo indeterminato nel Mezzogiorno (**Incentivo Occupazione Mezzogiorno**): per l'anno 2018, nell'ambito dei PON (attuativi dei Fondi strutturali) e dei Programmi complementari, si potranno introdurre misure complementari a quelle già previste dalla normativa vigente in tema di decontribuzione, per favorire l'assunzione con contratto a tempo indeterminato nelle regioni Abruzzo, Molise, Campania, Basilicata, Sicilia, Puglia, Calabria e Sardegna; la misura riguarda lavoratori *under* 35 o soggetti di età superiore ai 35 anni - purché privi di un impiego regolarmente retribuito da almeno sei mesi - e l'esonero contributivo è elevato fino al 100 per cento;
- l'integrale deducibilità, nel 2018, dell'IRAP per i lavoratori stagionali;
- un esonero contributivo triennale - e una riduzione contributiva per un ulteriore biennio - per i coltivatori diretti e gli imprenditori agricoli professionali di età inferiore a 40 anni, con l'obiettivo di promuovere l'imprenditoria in agricoltura;
- una agevolazione per le cooperative sociali, per le nuove assunzioni con contratto di lavoro a tempo indeterminato, stipulati dal 1° gennaio 2018 e non oltre il 31 dicembre 2018, di persone a cui sia stata riconosciuta protezione internazionale (donne vittime di violenza e rifugiati). Alle cooperative viene erogato per un periodo massimo di 36 mesi un contributo, entro il limite di spesa di 500.000 euro annui, a riduzione o sgravio delle aliquote per l'assicurazione obbligatoria previdenziale e assistenziale;

Per le assunzioni operate dal 1° gennaio 2018 al 31 dicembre 2018 nel Mezzogiorno e a favore dei giovani NEET iscritti al programma Garanzia Giovani - oltre all'incentivo 'Occupazione Mezzogiorno' - viene ripresentato, per l'intero

[158] Sono agevolate le assunzioni effettuate con le seguenti tipologie di contratto: assunzione stabile con contratto a tempo indeterminato; trasformazione a tempo indeterminato di contratto a termine; prosecuzione di contratto di apprendistato professionalizzante a tempo indeterminato stabilita nel 2018, ma soltanto a condizione che il lavoratore non abbia compiuto il trentesimo anno di età alla data della prosecuzione. È anche richiesto che i datori di lavoro non abbiano proceduto, nei sei mesi precedenti, a licenziamenti individuali o collettivi.

2018, l'incentivo **'Occupazione NEET'**, che riguarda i giovani iscritti al programma Garanzia Giovani. Anche in questo caso è previsto lo sgravio totale dei contributi a carico dei datori di lavoro, da fruire mediante conguaglio sui contributi INPS, per un periodo di dodici mesi.

Altre misure della Legge di Bilancio 2018 sono dirette a sostenere l'accesso al mercato del lavoro attraverso gli incentivi alla formazione professionale. A questo fine si introduce, per il 2018, un credito d'imposta per le spese di formazione del personale dipendente, finalizzate ad acquisire e consolidare le conoscenze delle tecnologie previste dal Piano Impresa 4.0[159]. Si prevedono stanziamenti per i percorsi di istruzione e formazione professionale (IeFP), per il finanziamento dei percorsi formativi relativi ai contratti di apprendistato per la qualifica e il diploma professionale e all'**alternanza tra scuola-lavoro**, per le attività di formazione relative all'**apprendistato professionalizzante**.

Tali provvedimenti mirano ad accrescere l'efficacia della formazione e dell'apprendistato ai fini della creazione di occupazione stabile. I dati sembrano confermare questa tendenza: tra il 2015 e il 2017, il numero di avviamenti in apprendistato è cresciuto del 21 per cento passando da 177 a 285 mila a fronte di una sostanziale stabilità delle cessazioni (aumentate di 11 mila unità).

Misure specifiche per incoraggiare l'imprenditorialità delle Regioni del Mezzogiorno, con ricadute positive sul mercato del lavoro, sono anche contenute nel Decreto Legge per il Mezzogiorno, convertito in legge ad agosto 2017 (per i dettagli si veda la sez. II.5. Per le misure in materia previdenziale si veda il pgf. Welfare e previdenza, *infra*).

Un tassello cruciale della riforma del mercato del lavoro in Italia è costituito dalle **politiche attive del lavoro**, e le cui linee di indirizzo triennali 2018-2020 sono state fissate a marzo 2018 con decreto ministeriale[160].

Il coordinamento delle politiche attive è demandato all'ANPAL, che ha tra i suoi compiti la gestione dell'**assegno di ricollocazione**, la prima misura nazionale di politica attiva, che si differenzia in maniera sostanziale dal sussidio di disoccupazione: si tratta infatti di uno strumento (un buono) che aiuta i disoccupati[161] nella ricerca di lavoro, offrendo un servizio personalizzato e intensivo di assistenza presso i circa 900 operatori pubblici e privati accreditati dislocati su tutto il territorio nazionale.

[159] In particolare, il credito d'imposta per le spese di formazione del personale dipendente è ammesso, per il 2018, fino ad un importo massimo annuo pari a 300.000 euro per ciascun beneficiario, mentre la misura del beneficio è pari al 40 per cento delle spese effettuate nel periodo di imposta considerato.

[160] Obiettivo delle politiche del lavoro è ridurre la durata media della disoccupazione, migliorare la qualità e ridurre i tempi delle politiche erogate ed incrementare la quota di intermediazione tra domanda ed offerta del lavoro. A tal fine, il decreto intende migliorare il sistema informativo unitario del lavoro introdotto con il D.L. n. 50/2015, favorire una maggiore cooperazione tra le Regioni e l'ANPAL e rendere operativa la condizionalità tra le politiche attive e passive del lavoro, considerando le condizioni socio-economiche complessive (anche con riferimento ai beneficiari del Sostegno di Inclusione Attiva e del Reddito di Inclusione). Un'attenzione particolare è riservata allo sviluppo di nuove metodologie per l'intermediazione tra domanda ed offerta del lavoro, la profilazione qualitativa di chi cerca lavoro (in particolare disoccupati e percettori di sostegno in costanza di reddito per oltre il 50 per cento dell'orario) e la rilevazione dei fabbisogni di competenze.

[161] Può essere richiesto dalle persone disoccupate che ricevono la Nuova assicurazione sociale per l'impiego (Naspi) da almeno 4 mesi.

La Legge di Bilancio 2018 potenzia lo strumento di ricollocazione quale opportunità di reinserimento incentivato nel mondo del lavoro. In particolare si prevede:

- l'assegnazione ad ANPAL di un importo di 5 milioni per l'anno 2018 e 15 milioni per ciascuno degli anni 2019 e 2020, a valere sul Fondo per le politiche attive del lavoro;
- la possibilità per i lavoratori di aziende in cui è terminato l'intervento straordinario di integrazione salariale (CIGS) o soggette a riorganizzazione o crisi aziendale di richiedere all'ANPAL (dopo aver sottoscritto l'accordo di ricollocazione e entro determinati limiti numerici) l'attribuzione anticipata dell'assegno di ricollocazione. In questo caso l'assegno è spendibile contemporaneamente al trattamento straordinario di integrazione salariale, al fine di ottenere un servizio intensivo di assistenza nella ricerca di un altro lavoro[162];
- il riconoscimento, ai datori di lavoro che assumono i beneficiari di assegno di ricollocazione per CIGS, di un esonero contributivo pari al 50 per cento[163]; la durata dell'esonero è di 18 mesi, in caso di assunzione con contratto a tempo indeterminato, 12 mesi in caso di assunzione con contratto a tempo determinato.

Tra i servizi per il lavoro gestiti da ANPAL vi sono gli incentivi per l'occupazione, che hanno registrato un aumento costante nelle domande di accesso.

In particolare, per l'**Incentivo occupazione giovani**[164], al 31 dicembre 2017 erano state presentate 102.796 domande. Di queste 67.130 (63,5 per cento) risultano confermate dall'INPS, con un incremento del 23 per cento rispetto al mese precedente, diventando così un vero e proprio impiego. L'ammontare complessivo delle risorse riferite alle domande confermate è pari a 141,5 milioni. Quasi la metà delle domande presentate (48 per cento) riguarda assunzioni tramite contratti di apprendistato professionalizzante; il 33,7 per cento assunzioni a termine; il restante 18,2 per cento assunzioni a tempo indeterminato. La Lombardia è la Regione nella quale sono state confermate più domande, seguita da Veneto e Campania.

Per quanto riguarda l'**incentivo Occupazione Sud** le domande presentate al 31 dicembre 2017 sono state 168.792, di cui 121.920 (72,2 per cento) confermate dall'INPS. La Regione che presenta il maggior numero di domande confermate è la Campania (42.251), seguita da Sicilia (30.878) e Puglia (26.038). Le assunzioni a tempo indeterminato sono 88.200 (72,3 per cento del totale), mentre sono 27.451 (22,5 per cento) le trasformazioni di rapporti a termine in tempo indeterminato e 6.269(5,1 per cento) i nuovi apprendisti.

Per le richieste dei datori di lavoro privati pervenute all'INPS entro il 31 dicembre 2017 l'ANPAL ha garantito la copertura finanziaria dell'incentivo

[162] Il servizio ha una durata corrispondente a quella del trattamento straordinario di integrazione salariale e comunque non inferiore a sei mesi. Esso è prorogabile di ulteriori dodici mesi nel caso non sia stato utilizzato, entro il termine del trattamento straordinario di integrazione salariale, l'intero ammontare dell'assegno. L'importo dell'assegno viene ridotto del 50 per cento se il lavoratore accetta un altro contratto di lavoro.

[163] Nel limite massimo di importo pari a 4.030 euro su base annua.

[164] Che ha il fine di favorire le assunzioni dei giovani 16-29enni non occupati e non impegnati in percorsi di istruzione o formazione (NEET) e che hanno aderito al programma Garanzia Giovani.

Occupazione Sud, con un rifinanziamento pari a 65 milioni (rispettivamente 10 milioni per le Regioni 'in transizione' e 55 milioni per le Regioni 'meno sviluppate').

Salari e contrattazione salariale

A marzo 2018 le parti sociali (Confindustria, CGIL, CISL e UIL) hanno sottoscritto un **accordo complessivo di riordino della contrattazione collettiva** nella scia di quando previsto da precedenti accordi ed in attuazione della raccomandazione della Commissione Europea di legare i salari alla produttività. L'obiettivo dell'intesa è quello di aumentare la produttività delle imprese e migliorare la competitività, creando posti di lavoro qualificati e riducendo le diseguaglianze, nell'ambito del processo di trasformazione e di digitalizzazione nella manifattura e nei servizi innovativi, tecnologici e di supporto all'industria.

I principi dell'accordo intendono: i) contribuire ad una crescita sostenibile e inclusiva, capace di affrontare e ridurre i dualismi produttivi, occupazionali e territoriali, attribuendo un ruolo centrale alla formazione, la ricerca e l'innovazione; ii) avere un mercato del lavoro più dinamico ed equilibrato, che favorisca l'inserimento al lavoro dei giovani e delle donne e che potenzi l'investimento nelle politiche attive del lavoro; iii) rafforzare le misure di sostegno ad un modello di relazioni sindacali autonomo, innovativo e partecipativo, imperniato sulla contrattazione di secondo livello.

Le parti sociali hanno inoltre delegato il CNEL a censire il perimetro e le organizzazioni firmatarie degli attuali contratti collettivi (CCNL). Su questa base le parti sociali procederanno ad adottare misure per il rispetto dei perimetri della contrattazione collettiva e dei suoi contenuti, nonché per garantire coerenza e funzionalità al sistema della contrattazione collettiva.

La contrattazione collettiva continuerà ad articolarsi su due livelli, nazionale e aziendale (o territoriale, laddove esistente), ma sarà finalizzata a sostenere la crescita del valore aggiunto e dei risultati aziendali, nonché la valorizzazione dei contenuti professionali e delle competenze tecniche ed organizzative dei lavoratori. Il contratto collettivo nazionale definirà il trattamento economico minimo (TEM) e il trattamento economico complessivo (TEC).

Il TEM è costituito da minimi tabellari per il periodo di vigenza contrattuale, intesi quali trattamento economico minimi. La variazione dei valori del TEM avverrà in funzione degli scostamenti registrati nel tempo dall'indice armonizzato dei prezzi al consumo, depurato dalla componente energetica. Il valore del TEM potrà essere modificato dai contratti collettivi nazionali di categoria in base ai processi di trasformazione e o di innovazione organizzativa. Il trattamento economico complessivo (TEC) sarà costituito dal TEM e da tutti quei trattamenti economici - incluse le eventuali forme di *welfare* - che il contratto collettivo nazionale di categoria qualificherà come 'comuni a tutti i lavoratori del settore'.

Le parti sociali interverranno anche sui temi del *welfare*, della formazione e delle competenze, della sicurezza sul lavoro, del mercato del lavoro e della partecipazione. Con riferimento al *welfare*, le parti sociali intendono inserire nella contrattazione collettiva di tutti i settori lo sviluppo di un *welfare* contrattuale finalizzato a migliorare il benessere organizzativo e di conciliazione dei tempi di vita e di lavoro, nel quadro di un miglioramento complessivo della

produttività e delle condizioni di lavoro. Uno degli ambiti del nuovo welfare contrattuale è rappresentato dalla previdenza complementare, per cui le parti sociali chiedono una riduzione della tassazione sui rendimenti.

Con riferimento alla formazione e alle competenze, le parti sociali hanno individuato la necessità di potenziare gli strumenti per la certificazione delle competenze che vengono acquisite negli ambiti di apprendimento formali, non formali e informali. In tale contesto una menzione particolare spetta all'alternanza scuola-lavoro, all'incontro fra la domanda di lavoro e l'istruzione (Istituti Tecnici Superiori, coinvolti nei percorsi di 'Impresa 4.0') e l'università (formazione in materie scientifiche, tecnologiche e matematiche - STEM - e alla ricerca e al trasferimento tecnologico). Per i lavoratori maturi, devono essere migliorati - anche attraverso i fondi interprofessionali ed incentivi fiscali - i programmi di formazione continua per ridurre e anticipare gli effetti che l'innovazione tecnologica può avere sull'occupazione.

Welfare e previdenza

Con la Legge di Bilancio 2018 si è confermato l'assetto-normativo istituzionale operando interventi di manutenzione e razionalizzazione senza un sostanziale impatto sull'equilibrio del sistema previdenziale. Infatti, a fronte della conferma e attuazione - a decorrere dal 1° gennaio 2019 - dell'adeguamento (5 mesi) dei requisiti pensionistici agli incrementi della speranza di vita, con Legge di Bilancio 2018 si modifica il criterio di calcolo[165] della variazione della speranza di vita, prevedendo che:

- il meccanismo di adeguamento dovrà fare riferimento alla media dei valori registrati nei singoli anni del biennio di riferimento rispetto alla media dei valori registrati nei singoli anni del biennio precedente;
- gli adeguamenti (a decorrere da quello operante dal 2021) non possono essere superiori a 3 mesi (con recupero dell'eventuale misura eccedente in occasione dell'adeguamento o degli adeguamenti successivi);
- eventuali variazioni negative devono essere recuperate in occasione degli adeguamenti successivi (mediante compensazione con gli incrementi che deriverebbero da tali adeguamenti).

La stessa legge dispone l'esclusione dall'adeguamento decorrente dal 2019 per specifiche categorie di lavoratori e per i lavoratori impegnati nelle cd. attività usuranti[166].

Infine, la Legge di Bilancio estende ai dipendenti pubblici il regime tributario previsto per i lavoratori dipendenti privati concernente la deducibilità dei premi e

[165] I nuovi criteri si applicano all'adeguamento decorrente dal 2021. Per l'adeguamento decorrente dal 2019 si applicano i precedenti criteri di calcolo.

[166] Anche per tali categorie di lavoratori, tuttavia, l'adeguamento opera in relazione al requisito contributivo ridotto per la pensione anticipata per i cd. lavoratori precoci e per i soggetti che godano, al momento del pensionamento, dell'APE sociale. I trattamenti di fine servizio dei dipendenti pubblici contrattualizzati e del personale degli enti pubblici di ricerca in possesso dei requisiti per l'esclusione dall'adeguamento dei requisiti pensionistici, verranno comunque erogati al momento in cui il soggetto avrebbe maturato il diritto alla loro corresponsione.

dei contributi versati ai fini della previdenza complementare[167], nonché il regime di tassazione delle prestazioni.

Altri interventi significativi, disposti con la stessa legge, riguardano l'anticipo pensionistico e in particolare l'ampliamento della possibilità di accesso all'**APE volontaria** e all'**APE sociale**. Nel dettaglio, la norma:

- proroga di un anno (dal 31 dicembre 2018 al 31 dicembre 2019) l'istituto sperimentale dell'APE volontaria;
- interviene sul requisito dello 'stato di disoccupazione' richiesto per l'accesso all'APE sociale, allargandolo anche al caso di scadenza del termine del rapporto di lavoro a tempo determinato[168];
- modifica i requisiti contributivi richiesti per l'accesso all'APE sociale, con una riduzione per le donne di 12 mesi per ciascun figlio, nel limite massimo di 2 anni (cd. APE sociale donna).

Per quanto attiene al beneficio sia della c.d. APE sociale sia quello previdenziale per i cd. **lavoratori precoci**[169], si includono nuove professioni tra i lavori gravosi, si amplia l'intervallo temporale in cui maturare il periodo di attività richiesto nelle professioni gravose e si semplifica la procedura per l'accesso al beneficio, mediante utilizzo dei limiti di spesa già programmati a legislazione vigente.

Infine viene stabilizzata e semplificata la **Rendita Integrativa Temporanea Anticipata (RITA)**, che la Legge di Bilancio 2017 aveva previsto in via sperimentale per il periodo 1° maggio 2017 - 31 dicembre 2018. La RITA consiste nella possibilità di erogazione anticipata delle prestazioni della previdenza complementare in relazione al montante accumulato richiesto e fino al conseguimento dei requisiti pensionistici del regime obbligatorio.

Rafforzamento delle competenze e *skills mismatch*

Target 6: Abbandoni scolastici – *'ridurre entro il 2020 il tasso di abbandono scolastico a un valore inferiore al 10 per cento'.*

Attuazione della riforma della scuola

In attuazione della riforma dell'educazione scolastica[170], ad ottobre sono state definite le **nuove regole per l'esame di stato della scuola secondaria di I grado**. Le nuove modalità di valutazione mettono al centro l'intero processo

[167] Per i dipendenti pubblici già iscritti a forme pensionistiche complementari alla data di entrata in vigore della legge, il regime di tassazione delle prestazioni di cui al D.lgs. 252/2005 si rende applicabile con riferimento ai montanti maturati dal 1° gennaio 2018. Per i montanti maturati fino al 31 dicembre 2017 continua ad operare la disciplina previgente.

[168] A condizione che il soggetto abbia avuto, nei 36 mesi precedenti la cessazione del rapporto, periodi di lavoro dipendente per almeno 18 mesi; questo requisito si aggiunge a quelli già esistenti di licenziamento, dimissioni per giusta causa o risoluzione consensuale del rapporto di lavoro.

[169] Si tratta di alcune categorie di soggetti per i quali la L.232/2016 ha previsto una riduzione (a decorrere dal 1° maggio 2017) a 41 anni del requisito di anzianità contributiva (per la pensione) indipendente dall'età anagrafica (requisito attualmente pari a 42 anni e 10 mesi per gli uomini ed a 41 anni e 10 mesi per le donne), in presenza di determinati requisiti.

[170] Per le principali misure adottate dalla pubblicazione del PNR a settembre 2017, si rimanda alla Nota di Aggiornamento al DEF.

formativo svolto nel triennio di studi, con l'obiettivo di dare più valore al percorso intrapreso dalle alunne e dagli alunni. Si prevede che oltre al diploma, verrà rilasciata una certificazione delle competenze definita sulla base di un modello nazionale di certificazione[171]. Inoltre, ai fini dell'attuazione della medesima legge, a dicembre è stato approvato il **Piano nazionale pluriennale di azione per la promozione del sistema integrato di istruzione da 0 a 6 anni** che mira al potenziamento dei servizi offerti alle famiglie e alla riduzione dei costi sostenuti dai genitori, per garantire pari opportunità di educazione, istruzione e cura, superando disuguaglianze e barriere territoriali, economiche e culturali. Il Piano definisce gli obiettivi strategici del nuovo sistema tra i quali rientrano, tra l'altro, il 33 per cento di copertura della popolazione sotto i 3 anni di età e la presenza di nidi in almeno il 75 per cento dei Comuni. Per il primo anno sono stati già stanziati 209 milioni da assegnare agli Enti Locali.

L'ANPAL ed il MIUR hanno firmato un **protocollo d'intesa per rafforzare il sistema dell'istruzione secondaria nell'ottica occupazionale** con la previsione di una serie di interventi volti al rafforzamento del sistema di Alternanza Scuola-Lavoro[172] negli Istituti di Istruzione Secondaria Superiore, statali e paritari, alla costruzione di relazioni stabili con le imprese attraverso i *tutor* messi a disposizione delle scuole, alla qualificazione delle fasi di progettazione, gestione e monitoraggio dei percorsi, all'assistenza ai tutor scolastici e aziendali impegnati nella realizzazione dei percorsi di alternanza. ANPAL Servizi svolgerà una importante attività di supporto anche grazie alla nuova figura del *tutor*.

Per migliorare i percorsi di Alternanza Scuola-Lavoro, a dicembre, nel corso degli **Stati Generali dell'Alternanza**, sono stati lanciati una serie di nuovi strumenti. È stata introdotta la **Carta dei diritti e dei doveri** delle studentesse e degli studenti in Alternanza oltre a una **piattaforma *on line*** per semplificare la gestione dell'Alternanza da parte di tutti i soggetti coinvolti. Per gestire queste criticità, è prevista l'istituzione di una apposita ***task force* nazionale** composta da docenti e dirigenti del MIUR. Ad essi si affiancheranno **100 tutor ANPAL** ai quali è affidato il compito di favorire la costruzione di reti territoriali per l'Alternanza. Al fine di monitorare la qualità dell'Alternanza Scuola-Lavoro è stato istituito un apposito Osservatorio[173].

Si prevede inoltre il **rafforzamento della formazione** per i docenti che svolgono le funzioni di tutor. Si stabilisce inoltre che, per attivare le convenzioni con le scuole, le strutture ospitanti dovranno sottoscrivere appositi **patti di integrità** garantendo il rispetto della normativa fiscale e anticorruzione.

In prospettiva è in fase di realizzazione il progetto **Alternanza Scuola-Lavoro 4.0**, un'iniziativa nata per favorire l'integrazione fra il mondo della scuola e quello della nuova imprenditoria digitale. Nella fase iniziale, saranno coinvolte oltre 60 *start up* attive su tutto il territorio italiano che accoglieranno studenti delle

[171] Per ulteriori dettagli si rimanda al comunicato stampa del MIUR http://www.miur.gov.it/web/guest/-/fedeli-firma-il-decreto-cambia-l-esame-della-scuola-secondaria-di-i-grado

[172] Per maggiori dettagli sul percorso duale si rimanda alla Nota di Aggiornamento al DEF.

[173] I cui componenti saranno individuati tra i rappresentanti degli studenti, dei docenti, dei dirigenti scolastici, dell'Associazione Nazionale Comuni Italiani, della Conferenza delle Regioni e delle imprese e tra i dirigenti e i funzionari del MIUR. È previsto che l'Osservatorio produca ogni sei mesi un report sullo stato di attuazione dell'Alternanza, con un'attenzione specifica agli obiettivi qualitativi, oltre che quantitativi.

scuole secondarie superiori. Alternanza Scuola-Lavoro 4.0 si propone come una piattaforma aperta e collaborativa, a disposizione di tutti gli attori del digitale intenzionati a trasmettere la cultura imprenditoriale dell'innovazione ai giovani studenti.

La **Cabina di Regia sulla dispersione scolastica e la povertà educativa**, istituita a maggio 2017, ha presentato il documento finale che prevede, tra gli obiettivi prefissati, l'abbattimento dei tassi di abbandono al di sotto del 10 per cento in tutte le aree del Paese e l'aumento degli investimenti per elevare il livello delle conoscenze e competenze di base e di cittadinanza. L'Italia ha già raggiunto dei buoni risultati in materia, avvicinandosi all'obiettivo Europa 2020[174]. Restano tuttavia forti squilibri territoriali e di genere, con Sicilia, Campania, Sardegna sopra la media nazionale e i maschi più coinvolti delle femmine; inoltre, percentuali più alte si registrano fra gli studenti di cittadinanza non italiana che non sono nati in Italia e fra coloro che partono da condizioni economiche e sociali meno vantaggiose[175].

FOCUS

I progetti per il superamento degli stereotipi di genere nelle scuole

In Italia, tra gli immatricolati nell'anno accademico 2015/2016, si evidenzia la maggior presenza delle donne in tutte le aree disciplinari, ad eccezione dell'area scientifica, che registra soltanto il 37,6 per cento delle immatricolate di sesso femminile[176]. Se la percentuale dei lavoratori impiegati nei settori dell'informatica e delle tecnologie in Italia, sul totale degli occupati, è complessivamente molto bassa (pari al d 2,5 per cento del totale), desta particolare preoccupazione il fatto che, di questi, solo il 13,8 per cento siano donne (dati Eurostat 2016) e che le donne manager nel settore digitale siano - in Italia- solo il 19 per cento, rispetto alla media del 45 per cento negli altri settori (rapporto 2016 dell'ITU, International Telecommunication Union).

La maggior parte dei fenomeni di esclusione che colpiscono il genere femminile, in ambito scientifico e tecnologico, sono riconducibili principalmente ai pregiudizi di genere, che possono influenzare negativamente le scelte di carriera scolastica delle ragazze fin dai primi anni della scuola primaria e della scuola secondaria[177].

Alla luce dei dati statistici e delle evidenze scientifiche, a partire dal 2016, il Dipartimento per le pari opportunità della Presidenza del Consiglio dei ministri in collaborazione con il MIUR, ha avviato specifiche iniziative dedicate in particolare alle studentesse delle scuole primarie e secondarie, con lo scopo di accrescere il loro interesse nei confronti delle materie STEM (*Science, Technology, Engineering, Mathematics*). E' stata finanziata la realizzazione da parte delle scuole di campi estivi gratuiti aventi ad oggetto percorsi di approfondimento su matematica, cultura scientifica e tecnologica, informatica e *coding* per studentesse (in prevalenza) delle scuole elementari e medie (primarie e secondarie di primo grado). L'iniziativa ha permesso nel 2017 il finanziamento di n. 209 progetti per campus realizzati

[174] Nel 2016, l'Italia ha riportato un tasso del 13,8 per cento di coloro che abbandonano precocemente gli studi contro il 20,8 per cento di dieci anni fa.

[175] Per maggiori dettagli si rimanda al comunicato stampa del MIUR: http://www.miur.gov.it/web/guest/comunicati/-/asset_publisher/W7Uka1ndVGrg/content/dispersione-scolastica-e-poverta-educativa-presentato-il-documento-finale-della-cabina-di-regia-fedeli-rossi-doria-serve-piano-nazionale-coinvolgere-t?inheritRedirect=false&redirect=http%3A%2F%2Fwww.miur.gov.it%2Fweb%2Fguest%2Fcomunicati%3Fp_p_id%3D101_INSTANCE_W7Uka1ndVGrg%26p_p_lifecycle%3D0%26p_p_state%3Dnormal%26p_p_mode%3Dview%26p_p_col_id%3Dcolumn-2%26p_p_col_count%3D1 .

[176] http://statistica.miur.it/data/notiziario_2_2016.pdf .

[177] Per maggiori dettaglicfr. Rapporto dell'Unesco https://en.unesco.org/unesco-international-symposium-and-*policy*-forum-cracking-code-girls-education-stem e le evidenze riportate in un recente studio pubblicato sulla rivista Science http://science.sciencemag.org/content/355/6323/389..

in oltre 100 città italiane per un *budget* complessivo di oltre 2 milioni. Considerato il successo delle prima edizione, sono stati stanziati ulteriori 3 milioni a favore di 300 scuole che organizzeranno - nel 2018 e nel 2019 - campi estivi nelle materie STEM rivolti prevalentemente alle studentesse.

Ad agosto, è stato esteso l'utilizzo della **Carta elettronica** per gli acquisti di beni e servizi culturali ai giovani che nel 2017 hanno compiuto 18 anni di età.

Dall'anno scolastico 2018/2019 debutterà un **nuovo modello organizzativo per l'istruzione professionale** che prevede, tra l'altro, un ampliamento degli indirizzi (da 6 a 11) in linea con il sistema produttivo tipico del *Made in Italy* e un nuovo modello didattico personalizzato basato sull'uso diffuso dei laboratori e che integri competenze, abilità e conoscenze oltre ad accompagnare gli studenti in tutto il percorso di studi. L'obiettivo è fare dell'istruzione professionale un laboratorio permanente di ricerca e di innovazione, in continuo rapporto con il mondo del lavoro.

Nell'ambito del Piano Impresa 4.0, si è puntato sul **potenziamento degli Istituti Tecnici Superiori (ITS)** con l'obiettivo di incrementare il numero degli iscritti dagli attuali 9.000 a circa 20.000. La Legge di Bilancio 2018 ha stanziato risorse pari a 10 milioni nel 2018, 20 nel 2019 e 35 a partire dal 2020, a cui si aggiungono 15 milioni nel 2019 e 15 milioni nel 2020 a valere su risorse del Ministero dello sviluppo economico, destinati agli ITS al fine di supportare lo sviluppo di competenze 4.0.

A gennaio 2018 il MIUR ha presentato i **primi risultati sul procedimento di valutazione della dirigenza scolastica**[178]. Il 67 per cento dei presidi ha compilato il portfolio digitale per documentare la propria crescita professionale in cui vengono raccolti i dati anagrafici, i risultati dell'autovalutazione professionale riferita a specifiche aree tematiche e le informazioni relative alle azoni intraprese per il raggiungimento degli obiettivi di gestione dell'Istituto[179].

La Legge di Bilancio 2018 contiene una serie di disposizioni a favore della scuola, a partire da quelle relative alle **assunzioni** di nuovi docenti[180]. Si autorizza anche un **piano di reclutamento straordinario del personale MIUR** per ridurre il carico amministrativo sulle scuole. Inoltre, le **retribuzioni dei dirigenti scolastici** verranno armonizzate a quelle degli altri dirigenti del comparto istruzione e ricerca, grazie ad uno stanziamento di 37 milioni per il 2018, 41 milioni per il 2019 e 96 milioni a regime dal 2020. Altre disposizioni riguardano, inoltre, la valorizzazione dei docenti, con la creazione di un fondo dotato di 10 milioni nel 2018, 20 nel 2019 e 30 dal 2020 e la previsione di ulteriori risorse disponibili per il rinnovo contrattuale del personale delle amministrazioni statali da destinare

[178] La presentazione è avvenuta nel corso di un incontro con l'Osservatorio per la valutazione della dirigenza scolastica L'Osservatorio è stato istituito con un DM del maggio 2017 per monitorare il sistema di valutazione dei Dirigenti scolastici.

[179] Per maggiori dettagli http://www.miur.gov.it/web/guest/-/valutazione-dei-dirigenti-scolastici presentati-i-primi-dati-all-osservatorio-il-67-dei-presidi-ha-compilato-il-portfolio.

[180] Vengono istituiti ulteriori posti nell'organico di diritto grazie a un finanziamento di 50 milioni per l'anno 2018 e 150 milioni a decorrere dall'anno 2019, viene prorogata la validità delle graduatorie del concorso per docenti bandito nel 2016, viene prevista una procedura selettiva per l'immissione in ruolo del personale che lavora nelle scuole con contratti co.co.co e si prevede, dopo 15 anni di attesa, di bandire un concorso per Direttori Generali dei Servizi Generali e Amministrativi.

anche al personale scolastico. Si conferma, inoltre, per il 2018 lo stanziamento di 75 milioni da destinare all'assistenza di alunni con disabilità.

Nel mese di febbraio 2018, infine, è stata siglata la pre-intesa sul contratto collettivo nazionale di lavoro per il personale del comparto Istruzione e ricerca[181].

Piano Nazionale Scuola Digitale (PNSD)

A gennaio è stato tracciato un **primo bilancio dei risultati del PNSD** - a due anni dalla sua attuazione[182] - dal quale risulta che la maggioranza delle scuole si è attivata verso gli obiettivi definiti dal Piano. Innanzitutto, sono stati lanciati numerosi bandi - l'ultimo, a fine 2017, sui laboratori professionalizzanti in chiave digitale - che hanno fornito alle scuole strumenti e risorse (619 milioni in questi 2 anni, oltre quota parte delle risorse PON per l'imprenditorialità digitale e per lo sviluppo delle competenze di educazione civica digitale) per la realizzazione del Piano stesso. Gli investimenti hanno riguardato sia la parte degli strumenti e del potenziamento degli ambienti per la didattica laboratoriale, sia lo sviluppo delle competenze digitali degli alunni, sia la formazione e l'accompagnamento di oltre 180.000 docenti sulle tematiche dell'innovazione didattica e digitale.

La Carta del Docente - parte di una più generale politica di '*digital by default*' - ha contribuito a creare un'identità digitale ufficiale per più di 600.000 docenti. Il passo successivo è rendere anche gli studenti parte di questa infrastruttura. Tra il 60 e il 70 per cento delle scuole inoltre, ha messo in campo percorsi didattici su pensiero computazionale, robotica educativa e cittadinanza digitale; oltre 1,6 milioni di studenti e 50.000 docenti sono impegnati in scuole primarie e secondarie di primo grado in almeno 10 ore di *coding* a studente, per un investimento complessivo sulle competenze di oltre 150 milioni. A partire da gennaio 2018, tutto questo sarà portato a sistema su 4 direttrici chiave: pensiero computazionale, educazione civica digitale, STEM e imprenditorialità[183]. Anche l'amministrazione scolastica è interessata da un processo di trasformazione digitale: i dati dell'Osservatorio Scuola Digitale hanno documentato un grado di digitalizzazione amministrativa avanzato a livello di singola scuola, con processi interamente digitalizzati o in gran parte digitalizzati in quasi tutte le aree misurate, anche se bisogna ancora sviluppare ambienti digitali per la didattica, registri elettronici e contenuti digitali. Per la realizzazione del Piano occorre infine garantire il pieno accesso a internet. Gli ultimi dati mostrano che il 97 per cento delle scuole ha una connessione ad Internet per la didattica, anche se il 48 per cento delle connessioni non è adeguata ai 'fabbisogni digitali'. Proprio per questo, da un lato si punta sul completamento dei bandi del Piano Banda Ultra-

[181] Il nuovo contratto si riferisce agli anni 2016, 2017 e 2018 e coinvolge 1.191.694 dipendenti, oltre un milione nella sola scuola, 53.000 nelle Università (esclusi le docenti e i docenti universitari), 24.000 negli Enti di ricerca e 9.500 nell' Alta formazione artistica, musicale e coreutica (AFAM). Tra le novità previste, incrementi stipendiali, ma anche regole innovative per migliorare l'organizzazione del lavoro e le relazioni sindacali e tutelare e riconoscere l'impegno delle lavoratrici e dei lavoratori.

[182] Il Piano è stato lanciato ad ottobre 2015 con lo scopo di promuovere l'innovazione e la digitalizzazione della scuola italiana.

[183] In particolare, è stato lanciato un curriculum di educazione civica digitale disponibile *on line* per le scuole di ogni ordine e grado (http://www.generazioniconnesse.it/site/it/educazione-civica-digitale/) e di un curriculum di imprenditorialità, costruito insieme a circa 40 partner tra imprese, rappresentanze di impresa, associazioni, mondo delle professioni e ecosistema digitale.

Larga mentre dall'altro si attende lo stanziamento di 80 milioni annunciato per il 2018 con la funzione di abbassare i costi di connessione per quasi 20.000 edifici scolastici situati nelle aree grigie individuate dal Piano Banda Ultra-Larga.

Le risorse stanziate per la scuola nell'ambito del Piano Impresa 4.0 hanno riguardato anche il PNSD con oltre 1 miliardo di investimenti nel 2017 per favorire lo sviluppo delle competenze digitali.

Ricerca e università

Nel 2017, nell'ambito del Piano Impresa 4.0, sono stati finanziati con oltre 1 miliardo i ***Cluster* Tecnologici Nazionali** su 12 aree di ricerca individuate come prioritarie dal Piano Nazionale della Ricerca. I *cluster* sono reti di soggetti pubblici e privati che operano sul territorio nazionale in settori quali la ricerca industriale, la formazione e il trasferimento tecnologico. Ognuno di essi fa riferimento a uno specifico ambito tecnologico e applicativo ritenuto strategico.

È stato inoltre pubblicato un avviso (con una dotazione di 497 milioni) per la presentazione di progetti di ricerca industriale e sviluppo sperimentale nelle 12 aree di specializzazione individuate dalla Strategia Nazionale di Specializzazione Intelligente (SNSI) e dal PNR 2015 - 2020. Esso si pone in continuità con l'azione avviata nel 2016 per la costituzione di 4 nuovi cluster nelle aree: Tecnologie per il patrimonio culturale, Design, creatività e Made in Italy, Economia del Mare e Energia.

Con la firma del relativo decreto, è stato avviato il progetto delle **lauree professionalizzanti** per armonizzare l'offerta formativa che sarà attivata dagli atenei con quella degli Istituti tecnici superiori (ITS). Il decreto riconosce maggiore flessibilità alle università per l'accreditamento o l'attivazione di nuovi corsi di studio. I corsi offerti dagli Atenei dovranno consentire una rapida qualificazione professionale anche grazie a partenariati con i collegi e gli ordini professionali e alla collaborazione con il mondo del lavoro.

Un **bando PRIN (Progetti di ricerca di Rilevante Interesse Nazionale) di 391 milioni** destinati al finanziamento di progetti di ricerca pubblica è stato lanciato dal MEF e dal MIUR. Le risorse previste dal bando sono destinate a tre diverse linee di intervento: accanto a quella principale, riservata a professori universitari, ricercatori tecnologi, dirigenti di ricerca e dirigenti tecnologi, sono previste altre due linee con una dotazione più contenuta riservate alle aree del Mezzogiorno e alle ricercatrici e ai ricercatori *under* 40, anche a tempo determinato. Il bando introduce una importante novità prevedendo la possibilità che a presentare i progetti sia non solo il personale delle Università, ma anche quello degli Enti pubblici di ricerca vigilati dal MIUR.

Con riferimento al Fondo di Finanziamento Ordinario (FFO) delle Università statali, sono stati innovati i criteri di attribuzione delle risorse, con l'obiettivo di incentivare i migliori risultati raggiunti, ridurre lo squilibrio territoriale e rafforzare le politiche di inclusione. A tal fine è stato introdotto il criterio dell'autonomia responsabile, che consente la ripartizione tra gli Atenei di circa 300 milioni della quota premiale, tenendo conto del contesto territoriale di riferimento, incentivando progressi nella qualità degli ambienti di ricerca, della didattica e delle strategie di internazionalizzazione.

Le Università ricevono anche le risorse per l'attuazione della 'No Tax Area', che permette a studenti meritevoli con determinate condizioni socio-economiche di svantaggio di iscriversi gratuitamente, o con contributi calmierati, all'Università. A tal fine è previsto un intervento ministeriale di 55 milioni nel 2017 e 105 milioni a partire dal 2018. A questi si affianca il supporto finanziario (7,5 milioni) a favore di studentesse e studenti affetti da disabilità, e lo stanziamento di circa 86 milioni per le borse post laurea a supporto dei Dottorati Innovativi. Nel corso del 2018, sarà dato seguito alla **riforma del costo standard per studente** in corso[184], con l'adozione dei relativi provvedimenti attuativi. La riforma è finalizzata a tenere in maggiore considerazione i differenziali dei contesti territoriali in termini di ricchezza e di accessibilità agli atenei.

Sono stati inoltre firmati due decreti che assegnano importanti risorse al sistema universitario. Il primo decreto stanzia risorse volte a **incentivare la mobilità internazionale** di studenti e dottorandi (50 milioni[185]) - soprattutto a favore degli studenti socio-economicamente svantaggiati - **e le iscrizioni**, soprattutto quelle delle studentesse, **ai corsi di laurea di ambito scientifico** (3 milioni): grazie ai fondi ricevuti, che saranno più alti per le iscrizioni delle studentesse, gli atenei potranno prevedere l'esonero parziale o totale dalle tasse oltre ad erogare contributi aggiuntivi o altre forme di sostegno agli studi. Ulteriori risorse, pari a 8 milioni, sono destinati infine ai Piani per l'Orientamento e al Piano Lauree Scientifiche[186] mentre altri 6 milioni saranno utilizzati infine per l'erogazione di assegni alle studentesse e agli studenti tutor, integrando le risorse a disposizione per le azioni di orientamento. Con il secondo decreto invece sono stati definiti **i criteri di riparto del contributo destinato alle Università non statali legalmente riconosciute**.

È stato recentemente pubblicato l'elenco dei **Dipartimenti di eccellenza** a cui saranno destinati 271 milioni previsti annualmente, per il quinquennio 2018-2022, dalla Legge di Bilancio 2017 per investimenti in capitale umano, infrastrutture, attività didattiche altamente qualificate[187].

Per quanto riguarda lo sviluppo delle competenze connesse al Piano Impresa 4.0, i programmi di riferimento sono tre: *i)* punto impresa digitale, per la

[184] Inserita nella L. n. 123/2017, recante disposizioni urgenti per la crescita del Mezzogiorno.

[185] A tale somma, si aggiunge il cofinanziamento nazionale, ai sensi della L. n. 183/87 per la mobilità internazionale, finalizzata esclusivamente ai tirocini formativi Erasmus+ svolti all'estero per una somma di circa 7M EUR. Inoltre, con il decreto sono stati cambiati i criteri di assegnazione dei contributi Erasmus+, favorendo gli studenti in condizione economiche svantaggiate.

[186] Queste risorse finanzieranno progetti presentati da reti di università, in collaborazione con le Scuole, che riguardino ad esempio azioni di orientamento in ingresso all'università e tutorato; laboratori per il riconoscimento delle abilità e lo sviluppo delle vocazioni degli studenti, che si affiancano a quelli per l'insegnamento delle scienze di base del Piano lauree scientifiche; percorsi d'incontro fra docenti delle scuole secondarie e universitari per la formazione e l'orientamento.

[187] La selezione dei 180 Dipartimenti è avvenuta sulla base di un Indicatore Standardizzato della *Performance* di ricerca dei Dipartimenti (ISPD), della fattibilità dei progetti di ricerca presentati, della coerenza dei progetti con le priorità del sistema nazionale e internazionale, delle ricadute attese. Le risorse assegnate riguardano, per circa il 70 per cento, il reclutamento di docenti e ricercatori. Solo 25 dei 180 progetti finanziati sono riconducibili ad Università del Sud; per questo motivo, è stato rinnovato l'impegno delle istituzioni a destinare risorse specifiche al Mezzogiorno, prevedendo l'utilizzo di una quota pari a 110 milioni del Fondo Sociale Europeo nell'ambito del PON Ricerca e Innovazione per rafforzare il reclutamento di giovani ricercatori nelle Università del Sud.

diffusione locale delle conoscenze di base 4.0; ii) *Innovation hub* per la formazione avanzata su soluzioni specifiche per i settori di competenza; iii) Centri di Competenza (per i dettagli su questa misura si rimanda alla Sezione II.4).

Con la Legge di Bilancio 2018 si dispone **l'assunzione di 1600 ricercatori** presso Università ed Enti di ricerca[188]; i relativi decreti attuativi sono stati emanati dal MIUR a febbraio 2018, insieme ad un bando del PON Ricerca e Innovazione (R&I) 2014-2020 che consentirà di attivare altri 600 posti di ricercatore di tipo A (triennali) per gli Atenei meridionali. Gli interventi messi in campo riguarderanno, nel complesso, oltre 2.200 fra ricercatrici e ricercatori.

La stessa Legge ha, inoltre, istituito la figura del ricercatore del SSN, prevedendo una specifica procedura di reclutamento e disciplina contrattuale. In prima applicazione, la nuova norma permetterà di inserire nel percorso professionale circa 2.800 unità (tra ricercatori e personale addetto alla ricerca) operanti presso Istituti di ricovero e cura a carattere scientifico e Istituti zooprofilattici sperimentali[189].

Sono state avviate le azioni volte a favorire la **mobilità** e **l'attrazione di ricercatori** in ambito universitario, previste dal PON Ricerca e Innovazione 2014-2020. L'avviso prevede un **finanziamento di 110 milioni** e due linee di intervento: 1) **mobilità dei ricercatori; 2) attrazione dei ricercatori**[190].

La Legge di Bilancio 2018 contiene diverse misure che coinvolgono la ricerca e l'università. Al fine di superare il precariato negli enti di ricerca si dispone uno stanziamento di 13 milioni per l'anno corrente - e 57 a decorrere dal 2019 - e la proroga dei contratti a tempo determinato, nell'attesa che vengano banditi degli appositi concorsi. A partire dal 2018 si prevedono inoltre stanziamenti progressivamente crescenti fino a 18,5 milioni annui a decorrere dal 2029 per le assunzioni nelle istituzioni per l'alta formazione artistica, musicale e coreutica (AFAM). Per l'accelerazione della progressione di carriera per i docenti universitari vengono introdotti avanzamenti stipendiali ogni due anni in luogo dei tre attuali con il conseguente incremento del Fondo per il Finanziamento Ordinario (FFO). Viene riconosciuto il diritto all'astensione per maternità anche per le ricercatrici a tempo determinato e si dispone un incremento di 20 milioni annui del Fondo integrativo statale per le borse di studio universitarie e un incremento del FFO

[188] Diverse disposizioni concorrono al raggiungimento di questo risultato: il Fondo ordinario per gli enti di ricerca vigilati dal MIUR (FOE) viene ad esempio incrementato di 2 milioni per il 2018 e di 13,5 dal 2019 per l'assunzione di ricercatori; anche il FFO viene incrementato di 12 milioni nel 2018 e 76,5 dal 2019 per l'assunzione a tempo determinato di ricercatori di tipo B.

[189] Nel dettaglio, il decreto MIUR per le Università prevede 12 milioni di stanziamento per il 2018 e altri 76,5 a partire dal 2019 per il reclutamento di ricercatori di tipo B e per il loro consolidamento alla fine del contratto triennale. I posti finanziati sono 1.305 e consentiranno di riequilibrare la presenza di ricercatori e ricercatrici sul territorio e di innalzare i livelli della ricerca nelle diverse aree disciplinari. Il decreto relativo agli Enti Pubblici di ricerca prevede 2 milioni per l'anno 2018 e 13,5 a partire dal 2019 e permetterà di assumere 308 ricercatori e tecnologi a tempo indeterminato.

[190] La Linea 1 prevede: sostegno alla contrattualizzazione, come ricercatori a tempo determinato con durata del contratto pari a 36 mesi, di giovani dottori di ricerca, con titolo conseguito da non più di quattro anni, da indirizzare alla mobilità internazionale (con un periodo da 6 a 15 mesi da trascorrere all'estero). La Linea 2 consiste nel : sostegno alla contrattualizzazione, come ricercatori a tempo determinato con durata del contratto pari a 36 mesi, di giovani dottori di ricerca, attualmente operanti fuori dalle regioni obiettivo del PON 2014-2020, con titolo conseguito da non più di otto anni, e che abbiano già conseguito un'esperienza almeno biennale presso altri atenei/enti di ricerca/imprese, con sede operativa all'estero, anche riferita alla gestione di procedure amministrative connesse con la partecipazione a programmi e/o progetti a carattere internazionale e su base competitiva.

dello stesso ammontare per adeguare l'importo delle borse di dottorato[191]. Con la stessa legge si ripristina, inoltre, la detrazione per i canoni di locazione degli alloggi universitari.

Il decreto fiscale di ottobre 2017 ha introdotto delle **agevolazioni per il rientro in Italia** di lavoratori, docenti e ricercatori: ai lavoratori rientrati in Italia entro il 31 dicembre 2015 si consente di applicare il regime più favorevole, rinviando l'opzione per il nuovo regime al 2017; le disposizioni sul rimpatrio di docenti, ricercatori e lavoratori dovranno essere applicate nei limiti e alle condizioni delle norme UE in tema di aiuti di Stato cd. regime di *de minimis*. Con lo stesso obiettivo il MIUR mette a disposizione 5 milioni con il bando per il 'Programma Montalcini', diretto a favorire il rientro e l'attrazione di 24 giovani ricercatori che lavorano all'estero[192].

Infine, per incentivare il reclutamento internazionale dei docenti, con la Legge di Bilancio 2018, è stata introdotta la possibilità per i docenti che hanno un contratto di lavoro di tipo subordinato con Atenei o Enti di ricerca esteri, di essere reclutati a tempo indeterminato presso gli Atenei italiani.

FOCUS

Lo *skill mismatch* nel mercato del lavoro italiano

Nel 2016 - in collaborazione con l'OCSE e con il supporto della Commissione Europea - è stato avviato un **programma per lo sviluppo delle competenze,** nella consapevolezza che proprio dallo sviluppo delle competenze dipendano il buon funzionamento del mercato del lavoro e la crescita del paese. In relazione a questo programma, ad ottobre 2017 è stato presentato il volume *National Skills Strategy Diagnostic Report*[193], mentre a dicembre l'OCSE ha pubblicato il Rapporto *Getting Skills Right*[194].

Da queste rilevazioni emerge che **il mercato del lavoro italiano si caratterizza per l'esistenza di divari di competenze (*skill mismatches*) e carenza di professionalità (*shortages*)** per cui il 6 per cento dei lavoratori risulta sotto specializzato rispetto alla mansione che svolge mentre il 21 per cento risulta sotto qualificato. Nonostante ciò, anche i problemi opposti relativi alla presenza di lavoratori *over-skilled* e *over-qualified* hanno un peso rilevante, riguardando rispettivamente l'11,7 e il 18 per cento dei lavoratori italiani. Il Rapporto indica che circa il 35 per cento dei lavoratori italiani è occupato in attività che non sono direttamente legate al percorso formativo intrapreso e ciò può essere imputato principalmente alla debole domanda di competenze tecniche da parte delle imprese, soprattutto quelle di piccole e medie dimensioni.

La capacità di fornire al mercato del lavoro competenze altamente qualificate assume rilevanza già nei primi anni di vita dei futuri lavoratori. **I risultati dell'ultima indagine PISA** - che valuta se gli studenti di 15 anni che stanno per concludere la scuola dell'obbligo hanno acquisito conoscenze e competenze chiave su materie fondamentali come Scienze, Lettura e Matematica - mostrano che **l'Italia si colloca al di sotto della media OCSE in tutti i domini,**

[191] A gennaio è stato firmato il decreto attuativo della Legge di Bilancio che ha aumentato l'importo delle borse di dottorato di 125 euro netti al mese.

[192] Per agevolarne l'assunzione e lo svolgimento del progetto di ricerca presso le Università italiane, il MIUR ha chiesto anticipatamente agli atenei la disponibilità ad accogliere i vincitori del Programma Montalcini e, nel caso dovessero ottenere l'abilitazione scientifica e la valutazione positiva dell'ateneo nel terzo anno del contratto, a inquadrarli nel ruolo di professori associati.

[193]https://www.oecd.org/skills/nationalskillsstrategies/Strategia-per-le-Competenze-dell-OCSE-Italia-2017-Sintesi-del-Rapporto.pdf .

[194]http://www.oecd-ilibrary.org/docserver/download/8117141e.pdf?expires=1516973379&id=id&accname=oid029882&checksum=5FF7C058CBF126348D6CAD95EAD1B671 .

nonostante i significativi miglioramenti registrati negli anni recenti. Tra le motivazioni che spiegano questo risultato rientra innanzitutto l'**elevato tasso di abbandono scolastico**: nonostante un lieve miglioramento registrato tra il 2007 e il 2016, con una riduzione del tasso dal 20 al 14 per cento, il numero di studenti italiani che abbandonano gli studi dopo aver conseguito al massimo il titolo di scuola secondaria inferiore rimane uno dei più alti tra i paesi OCSE. A ciò si aggiunge l'esistenza di forti differenze a livello regionale, con un tasso di abbandono che supera il 20 per cento in alcune Regioni del Sud. Anche i **risultati dell'analisi PIAAC dell'OCSE** – che valuta il possesso delle abilità fondamentali da parte della popolazione adulta compresa tra i 16 e i 65 anni – mostrano che **le competenze linguistiche e matematiche degli adulti italiani sono tra le più basse nei paesi OCSE**. Inoltre, non esistono differenze sostanziali quando si mettono a confronto gli adulti della classe 20-24 anni con quelli della classe 25-64, suggerendo che neanche i giovani laureati possiedono le *skills* necessarie per competere sul mercato del lavoro a livello internazionale; questo risultato mostra inoltre che, nel corso del tempo, le università hanno raggiunto pochi progressi nello sviluppare *skills* altamente specializzate. A ciò bisogna aggiungere che solo il 24 per cento degli italiani adulti partecipa a programmi di istruzione e formazione, a fronte di una media OCSE del 52 per cento. Sviluppare competenze specializzate ed essere in grado di impiegarle nel mercato del lavoro ha un ruolo fondamentale nel favorire la crescita della produttività e creare un mercato del lavoro più inclusivo. Nei documenti citati, l'OCSE valuta positivamente le riforme del sistema educativo (la Buona Scuola), del mercato del lavoro (Jobs Act) e le misure di politica industriale (Industria 4.0) adottate in Italia perché possono contribuire a ridurre gli squilibri fra offerta e domanda di competenze. Più in dettaglio, nell'ambito della Buona Scuola, l'Alternanza Scuola-Lavoro sta favorendo la cooperazione tra mondo dell'istruzione e mercato del lavoro, sia rafforzando il ruolo delle imprese nella definizione delle attività di apprendimento, sia avvicinando il personale scolastico al mondo imprenditoriale. Le **novità introdotte in materia di Istituti Tecnici Superiori** in particolare, rappresentano un importante segnale verso una maggiore sinergia tra questi due mondi. Il contributo del **Piano Industria 4.0** passa per la formazione dei *manager* rendendoli attori pro-attivi della rivoluzione digitale, oltre che per la capacità di dotare i lavoratori delle competenze necessarie ad affrontare i cambiamenti tecnologici e della flessibilità che un mondo del lavoro in continua trasformazione richiede. Anche il **Jobs Act** può favorire il superamento dello *skill mismatch* soprattutto attraverso il **rilancio delle politiche attive del lavoro**.

Contrasto alla povertà

CSR 4 – *'Razionalizzare la spesa sociale e migliorarne la composizione.*

Target 8 – Contrasto alla povertà: *ridurre di 20 milioni il numero delle persone a rischio di povertà o di esclusione sociale.*

Le statistiche sulla **povertà in Italia**, diffuse dall'ISTAT a luglio 2017, rivelano che nel 2016 la situazione è rimasta stabile rispetto all'anno precedente sia in termini di povertà assoluta[195] che relativa[196]. Risultano povere in termini assoluti oltre 1,5 milioni di famiglie nelle quali vivono poco meno di 5 milioni di individui,

[195] L'incidenza della povertà assoluta è calcolata sulla base di una soglia corrispondente alla spesa mensile minima necessaria per acquisire un paniere di beni e servizi che, nel contesto italiano e per una famiglia con determinate caratteristiche, è considerato essenziale a uno standard di vita minimamente accettabile.

[196] La stima dell'incidenza della povertà relativa (percentuale di famiglie e persone povere) viene calcolata sulla base di una soglia convenzionale che individua il valore di spesa per consumi al di sotto del quale una famiglia viene definita povera in termini relativi.

mentre il 10,6 per cento delle famiglie residenti - circa 3 milioni - risulta povero in termini relativi. I risultati dell'indagine Eu-Silc del 2016 diffusi dall'ISTAT nel mese di dicembre 2017 mostrano una significativa e diffusa crescita del reddito disponibile e del potere d'acquisto delle famiglie (riferito al 2015) che risulta tuttavia associata a un aumento della disuguaglianza economica e del rischio di povertà o esclusione sociale. I dati mostrano che nel 2016 il 30 per cento delle persone residenti in Italia risultavano a rischio di povertà o esclusione sociale (erano il 28,7 per cento nel 2015), con percentuali più alte nel Mezzogiorno e nelle famiglie con cinque o più componenti. Tale dato deriva dall'unione di tre indicatori diversi: il rischio di povertà; la grave deprivazione materiale; l'intensità di lavoro molto bassa. Eurostat classifica a rischio di povertà o esclusione sociale le persone che sono in almeno una delle tre condizioni. Se invece consideriamo le persone che sono allo stesso tempo in una condizione di rischio di povertà e di grave deprivazione materiale, si tratta del 5,6 per cento della popolazione (il 2,3 per cento se si considera anche cumulativamente la presenza di intensità lavorativa molto bassa).

Per affrontare il problema della povertà, a settembre il Governo ha introdotto il **Reddito di inclusione** (REI)[197], una misura che non rappresenta soltanto un sussidio economico, ma anche un programma di inserimento sociale e lavorativo. Si punta infatti alla riconquista dell'autonomia da parte delle famiglie più vulnerabili tramite la valorizzazione e lo sviluppo delle competenze. Il REI rappresenta la prima misura unica nazionale di contrasto alla povertà che, a partire dal 1° dicembre scorso, i cittadini possono richiedere presso i punti per l'accesso identificati da Comuni e Ambiti territoriali (AT). Nella prima fase di applicazione, il REI coinvolge una platea molto ampia anche se non esaustiva delle persone in povertà: si tratta delle fasce di popolazione individuate tra le più bisognose, in continuità con il SIA (Sostegno per l'inclusione attiva) e l'ASDI (Assegno di disoccupazione), due misure che dal 1° gennaio 2018 sono state sostituite dal REI[198].

Al 23 marzo 2018, trascorso un trimestre dalla data di avvio della misura, risultavano complessivamente beneficiari del REI o del SIA circa 230.000 nuclei familiari, corrispondenti a quasi 800.000 persone. Si tratta di circa il 50 per cento del target potenziale. Il tasso di *take-up*, definito come percentuale dei percettori della misura rispetto alla platea dei beneficiari eleggibili, risulta quindi allineato a quello dei Paesi OCSE per misure simili già a regime.

A partire da luglio 2018, grazie alle modifiche introdotte con la Legge di Bilancio, il reddito di inclusione potrà ampliare la sua portata per divenire una misura pienamente universale, a cui si accede indipendentemente dalle caratteristiche del nucleo familiare e mediante la sola prova dei mezzi.

[197] D.Lgs n.147/2017.

[198] La richiesta per il SIA non può più essere presentata a partire dal 1° novembre 2017. I beneficiari del SIA che soddisfano i requisiti per il REI, possono richiedere la trasformazione del SIA in REI ma la durata del REI sarà ridotta del numero di mesi per i quali si è percepito il SIA. Invece, coloro che già beneficiano del SIA e non intendono passare al REI, alla scadenza del SIA possono comunque richiedere l'accesso al REI, se in possesso dei requisiti. In questo caso il REI avrà una durata massima di 6 mesi. Per maggiori dettagli sul SIA si rimanda alla Nota di Aggiornamento al DEF.

FOCUS

Il reddito di inclusione: requisiti di accesso e modalità di erogazione

In base a quanto previsto dalla Legge di Bilancio per il 2018, a partire dal 1° gennaio 2018, i requisiti del nucleo familiare per accedere al beneficio vengono resi meno stringenti, mentre dal 1° luglio 2018 decadono i requisiti connessi alla composizione del nucleo familiare richiedente, di cui vengono considerate esclusivamente le condizioni economiche. Il massimale annuo riferito alla componente economica del beneficio viene incrementato del 10 per cento fino ad un massimo di 540 euro mensili (ad esempio, per i nuclei familiari con 5 o più componenti, il beneficio passa da 485 a circa 534 euro mensili). L'estensione della platea dei beneficiari e l'incremento del beneficio sono resi possibili da maggiori risorse finanziarie: lo stanziamento del Fondo Povertà viene infatti incrementato di 300 milioni nel 2018, di 700 milioni nel 2019 e 900 milioni dal 2020. Dal 2020 si tiene conto anche di un incremento del finanziamento degli interventi e dei servizi sociali necessari per la messa a regime del REI, che aumenta da 347 milioni del 2019 (comunque in crescita rispetto ai 297 milioni del 2018) a 470 milioni annui a decorrere dall'anno 2020.

I requisiti economici per accedere al beneficio sono i seguenti:

- un valore ISEE in corso di validità non superiore a 6mila euro;
- un valore ISRE (l'indicatore reddituale dell'ISEE, ossia l'ISR diviso la scala di equivalenza, al netto delle maggiorazioni) non superiore a 3mila euro;
- un valore del patrimonio immobiliare, diverso dalla casa di abitazione, non superiore a 20mila euro;
- un valore del patrimonio mobiliare (depositi, conti correnti) non superiore a 10mila euro (ridotto a 8 mila euro per la coppia e a 6 mila euro per la persona sola).
- Inoltre, per accedere al REI è necessario che ciascun componente del nucleo familiare:
- non percepisca già prestazioni di assicurazione sociale per l'impiego (NASpI) o altri ammortizzatori sociali di sostegno al reddito in caso di disoccupazione involontaria;
- non possieda autoveicoli e/o motoveicoli immatricolati la prima volta nei 24 mesi antecedenti la richiesta (sono esclusi gli autoveicoli e i motoveicoli per cui è prevista una agevolazione fiscale in favore delle persone con disabilità);
- non possieda navi e imbarcazioni da diporto.

Il beneficio economico varia in base al numero dei componenti il nucleo familiare e dipende dalle risorse economiche già possedute dal nucleo medesimo: si va da poco più di 187 euro al mese per i nuclei con un solo componente ai circa 540 per quelli con 6 o più componenti. Il valore del beneficio massimo mensile è ridotto dell'importo mensile degli eventuali trattamenti assistenziali percepiti dalla famiglia nel periodo di fruizione del REI, esclusi quelli non sottoposti alla prova dei mezzi, come ad esempio l'indennità di accompagnamento. Inoltre, se i componenti del nucleo familiare percepiscono dei redditi, il beneficio mensile del REI è ulteriormente ridotto di un importo pari al valore dell'ISR adottato ai fini ISEE (non considerando i benefici assistenziali già sottratti). L'ISR tiene conto, tra l'altro, delle spese per l'affitto e dei redditi da lavoro dipendente[199]. Il beneficio viene concesso per un periodo massimo di 18 mesi e, se necessario, può essere rinnovato per ulteriori 12 mesi. Condizione necessaria per accedere al beneficio è aver sottoscritto il Progetto personalizzato di attivazione sociale e lavorativa che viene predisposto dai servizi sociali del Comune. Se il nucleo familiare non rispetta gli impegni previsti nel progetto senza giustificato motivo o se, per effetto di dichiarazioni false rilasciate nell'attestazione ISEE, risulta aver percepito un importo superiore a quello che sarebbe ad esso spettato, l'importo può essere decurtato fino ad arrivare, nei casi più gravi, alla sospensione e alla decadenza del beneficio. Sono inoltre previste sanzioni fino a 5.000 euro nel caso in cui il beneficio sia stato fruito in maniera del tutto illegittima per effetto di dichiarazioni false nell'attestazione

[199] Le spese d'affitto vengono sottratte dai redditi fino a un massimo di 7.000 euro, incrementato di 500 euro per ogni figlio convivente successivo al secondo. I redditi da lavoro dipendente vengono sottratti per il 20 per cento, fino ad un massimo di 3.000 euro.

ISEE. Una volta presentata la domanda presso il Comune di residenza, è l'INPS a disporre l'erogazione mensile del beneficio attraverso una carta di pagamento elettronica, la Carta REI.

Il decreto che ha introdotto il REI ha istituito anche la **Rete della protezione e dell'inclusione sociale** presieduta dal Ministro del Lavoro e delle Politiche Sociali e composta da rappresentanti delle Regioni e dei Comuni, nella figura dei responsabili delle politiche sociali ai diversi livelli di governo. Compito della Rete di protezione è favorire una maggiore omogeneità territoriale nell'erogazione delle prestazioni e di definire linee guida per gli interventi[200].

A marzo 2018 la Rete ha approvato il primo **Piano per gli interventi e i servizi sociali di contrasto alla povertà**[201]. Parte delle risorse del Fondo per la lotta alla povertà e all'esclusione sociale - 297 milioni nel 2018 destinati a crescere a 470 milioni a decorrere dal 2020 - è infatti destinata a rafforzare i servizi territoriali per tutte le attività che affiancano l'erogazione del beneficio economico: dall'accesso alla prestazione alla valutazione multidimensionale del bisogno alla progettazione personalizzata con l'identificazione dei sostegni necessari per il nucleo (servizio sociale professionale, tirocini per l'inclusione, sostegno socio-educativo, sostegno alla genitorialità, ecc.). Il progetto personalizzato, oltre ai sostegni, individua anche obiettivi e risultati attesi e identifica gli impegni che il nucleo assume (atti di ricerca attiva di lavoro, frequenza scolastica, ecc.) condizionatamente ai quali il beneficio è erogato.

Il Piano definisce per la prima volta, nell'ambito delle politiche sociali territoriali, i livelli essenziali delle prestazioni che devono essere garantiti uniformemente sul territorio nazionale, nei limiti delle risorse disponibili. Gli obiettivi fissati e a cui le risorse trasferite ai territori sono vincolate sono i seguenti: i) garantire la presenza di un assistente sociale ogni 5 mila abitanti; ii) attivare almeno un intervento o un servizio ogni volta che è rilevato un bisogno complesso del nucleo e, in particolare, attivare un percorso di sostegno genitoriale nei nuclei in queste condizioni di necessità ed in presenza di un bambino o di una bambina nei primi mille giorni di vita; iii) prevedere un punto per l'accesso al REI, in cui ottenere informazioni, consulenza, orientamento e assistenza nella presentazione della domanda, ogni 40 mila abitanti (con vincoli diversi per Città Metropolitane e piccoli Comuni).

Alle risorse della quota servizi del Fondo Povertà si affiancano quelle del PON Inclusione a valere sulle risorse del Fondo sociale europeo, per circa un miliardo nell'attuale periodo di programmazione finanziaria dei fondi strutturali,

[200] In coerenza con l'obiettivo di rafforzare in maniera uniforme nel Paese i servizi sociali, in rete con gli altri servizi territoriali (lavoro, salute, scuola, casa), coinvolgendo le parti sociali, il Terzo Settore e tutte le forze produttive e sociali per migliorare i processi di accompagnamento verso l'autonomia delle persone più fragili. Il decreto istitutivo prevede due articolazioni della Rete: il Comitato per la lotta alla povertà - come organismo di confronto permanente tra i diversi livelli di governo - e l'Osservatorio sulle povertà, con il compito di predisporre un Rapporto biennale sulla povertà, di promuovere l'attuazione del REI, evidenziando eventuali problematiche riscontrate, anche a livello territoriale, e di esprimere il proprio parere sul Rapporto annuale di monitoraggio sull'attuazione del REI.

[201] Parte delle risorse del Fondo per la lotta alla povertà e all'esclusione sociale - 297 milioni nel 2018 destinati a crescere a 470 milioni a decorrere dal 2020 - è infatti destinata a rafforzare i servizi territoriali per tutte le attività che affiancano l'erogazione del beneficio economico[201]. Il progetto personalizzato, oltre ai sostegni, individua anche obiettivi e risultati attesi e identifica gli impegni che il nucleo assume (atti di ricerca attiva di lavoro, frequenza scolastica, ecc.) condizionatamente ai quali il beneficio è erogato.

strategicamente individuate come volano per l'avvio della riforma e che sono già state messe nella disponibilità dei territori secondo i principi dell'inclusione attiva poi fatti propri dal REI. In particolare, le risorse del PON potranno anche specificamente rafforzare i centri per l'impiego per la necessaria collaborazione con i servizi sociali e l'attivazione di politiche attive del lavoro in favore dei beneficiari del REI.

Al fine di garantire gli interventi e i servizi sociali per il contrasto alla povertà e il servizio sociale professionale come funzione fondamentale dei Comuni, la Legge di Bilancio 2018 prevede che gli ambiti territoriali possano effettuare **assunzioni di assistenti sociali** con rapporto di lavoro a tempo determinato attraverso risorse a valere e nei limiti della quota di risorse del Fondo Povertà ad essi attribuita per il rafforzamento degli interventi e dei servizi sociali, anche in deroga agli ordinari limiti di spesa per le forme di lavoro flessibili ed il costo complessivo del personale.

Una particolare disposizione della Legge di Bilancio 2018 mira ad incentivare le fondazioni bancarie a promuovere il ***welfare* di comunità**, attraverso interventi e misure di contrasto alle povertà, alle fragilità sociali e al disagio giovanile, di tutela dell'infanzia, di cura e assistenza agli anziani e ai disabili, di inclusione socio-lavorativa e integrazione degli immigrati nonché di dotazione di strumentazioni per le cure sanitarie. A tal fine è riconosciuto - per gli anni 2018, 2019 e 2020 - un credito d'imposta, pari al 65 per cento delle erogazioni effettuate, a condizione che queste siano utilizzate dai soggetti richiedenti nell'ambito dell'attività non commerciale.

Misure di sostegno alla famiglia

Proseguono le misure strutturali volte ad incentivare la natalità e a sostenere le famiglie[202]. Per quanto concerne le misure di sostegno alla natalità, si conferma l'erogazione da parte dell'INPS di un premio alla nascita o all'adozione di minore pari a 800 euro che non concorre alla formazione del reddito corrisposto, in un'unica soluzione, su domanda della futura madre, al compimento del settimo mese di gravidanza o all'atto dell'adozione.

Parimenti, al fine di sostenere le famiglie, è riconosciuto un buono di 1000 euro a fronte del pagamento di rette relative alla frequenza di asili nido pubblici e privati, fruiti dai nati a decorrere dal 1° gennaio 2016, nonché per l'introduzione di forme di supporto presso la propria abitazione in favore dei bambini al di sotto dei tre anni, affetti da gravi patologie croniche.

Fra le misure di sostegno alle famiglie si segnala, inoltre, l'istituzione del 'Fondo di sostegno alla natalità', volto a favorire l'accesso al credito delle famiglie con uno o più figli, nati o adottati, a partire dal 1° gennaio 2017. Nell'anno 2017 sono stati, inoltre, stanziati 8 milioni per il finanziamento di progetti innovativi afferenti le politiche per la famiglia.

La Legge di Bilancio 2018 ha riconosciuto l'assegno di natalità[203] anche per ogni figlio nato o adottato dal 1° gennaio 2018 al 31 dicembre 2018, fino al

[202] Introdotte con la L. n. 232/2016.
[203] Introdotto dall'art. 1, co. 125, della L. n. 190/2014.

compimento del primo anno di età ovvero del primo anno di ingresso nel nucleo familiare a seguito dell'adozione.

Risultati della riforma del terzo settore

A due anni dall'approvazione della legge delega n.106/2016, la riforma del Terzo settore può dirsi attuata[204], con l'emanazione dei previsti decreti legislativi in materia di Servizio civile universale, di Cinque per mille, di Impresa sociale e Codice del Terzo settore. Fra i principali obiettivi della riforma si possono annoverare sia il riordino, la razionalizzazione e la semplificazione della normativa sia la promozione e il sostegno dell'operato di quei soggetti che intervengono in contesti e situazioni di disagio e povertà.

Ad oggi sono diversi i provvedimenti approvati a completamento della riforma: sono stati individuati gli obiettivi generali, le aree prioritarie di intervento e le attività finanziabili attraverso il 'Fondo per il finanziamento di progetti e di attività di interesse generale nel Terzo settore'; sono state regolate le procedure e i criteri per finanziare 78 progetti (per circa 34 milioni); è stato firmato un Protocollo di Intesa[205] per favorire la destinazione degli immobili confiscati alla mafia e degli immobili pubblici inutilizzati alle attività di interesse generale degli enti del Terzo settore; sono stati sottoscritti accordi di programma con tutte le Regioni e le Province autonome per una serie di attività finanziate con risorse statali (26 milioni); è stata istituita una Cabina di regia interministeriale di coordinamento della riforma.

FOCUS

La Strategia Nazionale di Sviluppo Sostenibile

La **Strategia Nazionale di Sviluppo Sostenibile** (SNSvS) – approvata dal Governo e dal CIPE - definisce le linee direttrici delle politiche economiche, sociali e ambientali finalizzate a raggiungere gli obiettivi di sviluppo sostenibile entro il 2030, disegnando un ruolo importante per istituzioni e società civile nel lungo percorso di implementazione della Strategia stessa.

Al fine di dare un'attuazione coordinata alla Strategia è stata istituita, presso la Presidenza del Consiglio dei ministri, la 'Commissione nazionale per lo sviluppo sostenibile ' che - anche sulla base delle relazioni annuali di analisi delle azioni intraprese che ciascun Ministero - dovrà presentare per competenza, approva una relazione annuale sull'attuazione della Strategia, anche al fine di assicurarne l'aggiornamento tempestivo.

Infine, nella logica delle SNSvS, il 29 novembre del 2017 è stato approvato il documento di inquadramento e di posizionamento strategico '**Verso un modello di economia circolare per l'Italia**'. Il documento costituisce un tassello importante per definire e sviluppare nuovi modelli di *business* più circolari e sostenibili che sappiano valorizzare al meglio il Made in Italy e il ruolo delle Piccole e Medie Imprese (PMI).

[204] http://www.lavoro.gov.it/notizie/Documents/Rapporto-sull-attuazione-del-servizio-civile-anno-2017-scheda-di-sintesi.pdf.

[205] Tra il Ministero del Lavoro e delle Politiche Sociali e l'Agenzia nazionale per l'amministrazione e la destinazione dei beni sequestrati e confiscati alla criminalità organizzata, l'Agenzia del Demanio, l'Associazione Nazionale Comuni Italiani.

II.8. ATTUAZIONE LEGISLATIVA E IMPLEMENTAZIONE DELLA NORMATIVA COMUNITARIA

Monitoraggio e attuazione legislativa

Il monitoraggio dell'attuazione legislativa nel 2017 si è ulteriormente rafforzato sia sul versante del coordinamento delle istruttorie ministeriali finalizzate all'adozione di decreti attuativi, sia sul versante dell'analisi e della reportistica. I dati relativi alla legislatura appena conclusa, mostrano un'intensa attività legislativa dei tre Governi che si sono succeduti, con 688 provvedimenti legislativi complessivamente deliberati in 272 sedute del Consiglio dei Ministri. Il numero medio di provvedimenti attuativi contenuti nelle disposizioni legislative è sceso a 8,0 (13,6 ad inizio legislatura) nonostante si sia rilevata, nel corso degli ultimi mesi, una diminuzione delle leggi auto-applicative.

In relazione alla fase di adozione dei provvedimenti ministeriali di attuazione, il monitoraggio rileva che ad oggi questo *stock* si è ridotto a 93 decreti, molti dei quali non più necessari in quanto superati da norme successive (a inizio 2014 l'arretrato riferito ai soli due anni precedenti era pari a 889 decreti). Nel periodo di riferimento del Governo in carica sono stati complessivamente trattati 495 decreti attuativi e durante gli anni del Governo precedente 1.316. Alla data del 19 aprile 2018 lo *stock* di decreti da adottare, riferito alle leggi approvate nei 5 anni della legislatura, è di 695.

Stato delle infrazioni europee

Per quanto riguarda le infrazioni pendenti a carico dell'Italia, a fine febbraio 2018 il totale è sceso a 58 (erano 121 a inizio 2014). Tra i settori più interessati, ambiente, trasporti, fiscalità e dogane, concorrenza e aiuti di Stato.

III. FONDI STRUTTURALI

Nel corso del 2017 si è consolidata la riforma della *governance* nazionale delle politiche di coesione (comunitaria e nazionale)[1] anche alla luce degli impegni connessi all'attuazione della programmazione 2014-2020 e all'avvio del negoziato con la Commissione Europea per il ciclo di programmazione post-2020.

Nel quadro della programmazione 2007-2013, due sono stati gli obiettivi individuati dal Governo. Da un lato, l'avanzamento e l'accelerazione della spesa in vista della chiusura al 31 marzo 2017 della programmazione e, dall'altro, il miglioramento della qualità degli interventi, tenendo ferma la necessità di garantire una visione coerente della programmazione unitaria delle risorse per lo sviluppo.

Tutte le azioni messe in campo, di consolidamento delle relazioni con le Autorità di Gestione (AdG) dei programmi operativi regionali e nazionali e di cooperazione rafforzata, con il coinvolgimento della Commissione europea, hanno consentito di registrare alla data del 31 marzo 2017 una certificazione complessiva di spesa pari a **46,2 miliardi**, a fronte di risorse programmate pari a 45,8 miliardi, corrispondenti al **101 per cento** del totale programmato, raggiungendo l'obiettivo di sostanziale **pieno assorbimento delle risorse cofinanziate del ciclo di programmazione 2007-2013**. Una particolare e specifica attenzione è stata assicurata ai programmi per i quali si erano registrati negli anni precedenti i maggiori ritardi[2].

Con riferimento alla programmazione 2014-2020, nell'ambito dell'obiettivo 'Investimenti in favore della crescita e dell'occupazione', è stato destinato all'Italia un valore complessivo di investimenti pari a 51,8 miliardi, incluso il cofinanziamento nazionale, impegnati in 51 programmi, di cui 12 programmi nazionali e 39 programmi regionali.

L'allocazione di queste risorse tra gli obiettivi tematici e i programmi operativi è stabilita nell'Accordo di Partenariato[3] al fine di tener conto delle risorse addizionali assegnate all'Italia a seguito del processo di adeguamento tecnico del Quadro Finanziario Pluriennale 2014-2020 per l'anno 2017 (Cfr. oltre).

Dal lato dell'attuazione dei programmi operativi nazionali e regionali cofinanziati dal FESR e FSE, si è registrata al 31 dicembre 2017 una percentuale di costo dei progetti attivati sulle risorse programmate pari a 38,4 per cento,

[1] Avviata con la L. n.125/2013, che ha ripartito le competenze in materia tra il Dipartimento per le politiche di coesione, responsabile delle funzioni di coordinamento e programmazione, e l'Agenzia per la Coesione Territoriale, con compiti di rafforzamento e accompagnamento dell'attuazione di programmi e interventi.

[2] In particolare, rispetto al 31 dicembre 2016, l'aumento del livello di spesa certificata ha riguardato in misura rilevante i quattro programmi operativi in ritardo di attuazione, per i quali sono state attivate specifiche *task force* e sono stati predisposti Action Plan: il PON Reti e Mobilità, i POR Calabria, Campania e Sicilia.

[3] Approvato con decisione di esecuzione della Commissione Europea del 29 ottobre 2014 e modificato con decisione di esecuzione della Commissione Europea dell'8 febbraio 2018.

corrispondenti a 19,9 miliardi. Il costo dei progetti selezionati varia in funzione della tipologia dei programmi: quelli cofinanziati dal FESR presentano un livello di attivazione più avanzato (46,4 per cento) rispetto a quelli cofinanziati dal FSE (21,3 per cento). Inoltre, il programma Iniziativa Occupazione Giovani presenta percentuale di costo dei progetti attivati sulle risorse programmate pari a 66,6 per cento[4].

I livelli di avanzamento della programmazione fin qui registrati vanno apprezzati anche in relazione alle significative innovazioni regolamentari che caratterizzano la programmazione del periodo 2014-2020, con l'obiettivo di accrescerne l'orientamento ai risultati.

Il 31 dicembre 2017 rappresentava la scadenza per la prima applicazione della regola N+3 ai programmi operativi approvati nel 2014 . Tutti e 20 i Programmi hanno centrato l'obiettivo. Tenendo conto anche degli altri programmi operativi, la spesa certificata sui fondi FESR e FSE è risultata, alla stessa data, pari a 2,6 miliardi, ovvero il 5,2 per cento delle risorse a disposizione per il periodo 2014/2020.

Il totale delle spese che dovranno essere certificate alla Commissione Europea entro il 31 dicembre 2018, per il complesso dei Programmi, è pari a circa 5,2 miliardi.

Particolare attenzione va posta agli obiettivi inseriti nel *performance framework*, che è lo strumento volto a migliorare l'efficacia dell'attuazione e consiste nell'indicazione, a livello di ciascun asse di programma, di target finanziari e di output da conseguire al 31 dicembre 2023 e alla tappa intermedia del 31 dicembre 2018. L'erogazione della riserva di efficacia, pari complessivamente al 6 per cento del valore di ciascun programma, è subordinata alla verifica del raggiungimento dei target alla suddetta tappa intermedia.

Nel corso del 2017 il Governo ha messo a punto la distribuzione delle risorse addizionali assegnate all'Italia a valere sui fondi FESR e FSE nell'ambito della procedura di 'adeguamento tecnico' delle assegnazioni per la politica di coesione prevista dai regolamenti comunitari per l'anno 2017. Si tratta di circa 1,645 miliardi destinati all'Italia su circa 4,6 miliardi complessivi. Tali risorse sono confluite nella proposta della Commissione Europea di riesame di medio termine del Quadro Finanziario Pluriennale 2014-2020, che mobilita un pacchetto complessivo di 12,8 miliardi.

Le risorse assegnate sono state finalizzate in un processo di condivisione delle scelte realizzato sia con la Commissione Europea sia in Conferenza Unificata[5].

Le risorse addizionali integrano programmi già esistenti, mediante riprogrammazione degli stessi, con un incremento quantitativo delle risorse

[4] Dall'analisi della composizione del costo ammissibile dei progetti selezionati per Obiettivo tematico (OT), si evidenzia che sono in fase più avanzata di attivazione gli OT 5, 6, 7 e 1, i quali presentano valori percentuali sulle risorse assegnate pari, rispettivamente, a 69,7, 59,1 60,8 e 45,6 per cento. In ambito FSE, gli OT 8 e 10 risultano più avanzati, rispettivamente 30,3 e 28,3 per cento.

[5] In particolare, sono stati assegnati 665 milioni alle iniziative a sostegno del tessuto produttivo imprenditoriale, di cui 445 milioni da destinarsi al perseguimento della Strategia nazionale di specializzazione intelligente e 220 milioni alle piccole e medie imprese, attraverso le modalità già sperimentate con l'Iniziativa PMI; 560 milioni sono confluiti sulle misure per l'occupazione giovanile; 220 milioni sono stati dedicati alle misure per l'accoglienza e l'inclusione dei migranti ed infine 200 milioni hanno rappresentato il contributo di solidarietà comunitario, del sistema della coesione, alle regioni colpite dagli eventi sismici, per il contenimento del rischio sismico e la ricostruzione del tessuto socio-economico dei territori coinvolti.

finanziarie e una rimodulazione dei relativi risultati attesi e cronoprogrammi. L'intervento di riprogrammazione ha riguardato prevalentemente programmi nazionali, ad eccezione delle azioni per la prevenzione del rischio sismico, per le quali si è intervenuto sui programmi regionali (Abruzzo, Lazio, Marche e Umbria).

Il CIPE, nella seduta del 10 luglio 2017, ha assegnato un importo pari a 800 milioni, quale quota di cofinanziamento nazionale delle risorse europee addizionali attribuite all'Italia.

A seguito dell'allocazione delle nuove risorse, il riparto degli importi complessivamente riprogrammati nell'Accordo di partenariato interessa le regioni meno sviluppate per il 71,37 per cento , le regioni in transizione per il 4,60 per cento e le regioni più sviluppate per il 24,03 per cento .

Al contempo, è proseguita l'attività di coordinamento volta a verificare il pieno soddisfacimento delle condizionalità ex ante previste dalle disposizioni regolamentari, per le quali sono stati predisposti Piani di azione da implementare al livello di amministrazione centrale o di amministrazioni regionali, il cui completo adempimento è stato accertato dalla Commissione Europea nel corso del 2017. Tale processo ha contribuito a rendere più solida la cornice istituzionale e di pianificazione strategica entro cui operano i Fondi strutturali e di investimento europei, individuando priorità chiare per l'azione dei fondi. Di particolare importanza sono le Cexa che richiedevano di inserire il sostegno proveniente dai fondi europei in quadri di investimento strategico[6] concepiti per rispondere a determinati criteri di qualità, basati sull'analisi delle esigenze, che hanno reso più coordinata la programmazione della spesa pubblica per gli investimenti e favorito il confronto e la comunicazione fra le Amministrazioni responsabili.

Analogamente, è proseguita l'implementazione dei Piani di Rafforzamento Amministrativo, strumenti chiave della strategia italiana, unica nell'Unione europea, di rafforzamento della capacità amministrativa nel ciclo di programmazione 2014-2020, che hanno consentito alle amministrazioni coinvolte nella gestione dei programmi operativi di avviare processi di autovalutazione e di miglioramento delle proprie strutture[7].

I Piani hanno una durata biennale e tutte le 29 le Amministrazioni titolari di PO hanno oggi un PRA approvato. La tipologia di interventi proposti dalle Amministrazioni riguarda principalmente il ricorso a strumenti di semplificazione dei costi per consentire una riduzione degli oneri amministrativi dei beneficiari in fase di rendicontazione e controllo. Altro aspetto individuato è la modellizzazione e standardizzazione dei processi e il rafforzamento delle strumentazioni informative di supporto alla gestione, alle attività di rendicontazione e controllo del programma, alla digitalizzazione, alla dematerializzazione e all'interoperabilità tra banche dati.

Se si considerano gli interventi il cui completamento era in programma entro agosto 2017, la percentuale di completamento risulta pari all'80 per cento.

[6] Ad esempio le strategie di specializzazione intelligente, i piani dei trasporti e della logistica, i piani per le acque e i rifiuti, quelli per le infrastrutture di ricerca, la strategia per il contrasto alla povertà

[7] A livello nazionale sono operative dal 2015 due strutture, Comitato di Indirizzo per i PRA e Segreteria Tecnica, istituite presso la Presidenza del Consiglio dei ministri e coordinate rispettivamente dal Segretario Generale della Presidenza del Consiglio e dall'Agenzia per la Coesione Territoriale con il compito di indirizzare, monitorare e - nel caso della Segreteria Tecnica - supportare l'attuazione dei PRA, attraverso la costituzione della rete dei responsabili.

Nel 2017, al termine della prima fase biennale dei PRA, è stato avviata la seconda fase, basata sulla valutazione dei primi risultati conseguiti.

È proseguito, nel corso del 2017, il confronto a livello europeo sui principi che dovranno informare la politica di coesione nel post-2020, anche in collegamento con il dibattito sul futuro Quadro Finanziario Pluriennale. Nel dicembre 2017, il Governo italiano ha presentato il documento 'Posizione italiana sulla Politica di Coesione post-2020'[8].

FIGURA III.1: STRATEGIA NAZIONALE PER LE AREE INTERNE: LE AREE PROGETTO SELEZIONATE



Fonte: Agenzia per la coesione territoriale-Dipartimento Politiche Coesione

Infine, nel 2017 è andata avanti l'attuazione della Strategia Nazionale per le Aree interne, sostenuta dai fondi SIE e dalle risorse nazionali, che si prefigge di fermare e invertire nel prossimo decennio la forte perdita demografica e l'invecchiamento della popolazione di queste aree che rappresentano il 30,6 per cento del territorio nazionale.

Nel corso del 2017 le attività sono proseguite in modo da permettere l'individuazione di un numero complessivo di 72 aree approvate[9]. Sono stati stanziati[10] complessivamente 190 milioni per l'attuazione della Strategia Nazionale per le Aree Interne, prevedendo la copertura finanziaria per 48 tra le aree selezionate. A questi fondi ha corrisposto una dotazione finanziaria Comunitaria (FESR, FSE e FEASR) - in ciascuna area - per un effetto leva - in media - di circa 3,7 milioni.

[8] 'Nel quale, ricordando i principi generali che connotano la politica di coesione come una politica di investimento volta a favorire la convergenza delle regioni dell'UE quale bene comune europeo, si delineano gli obiettivi di fondo, in un quadro di sinergie con gli altri strumenti e politiche UE, di rafforzamento dell'orientamento ai risultati e di maggiore semplificazione, confermando la *governance* multilivello.

[9] E' stato assicurato il pieno coordinamento tra le attività della SNAI e quelle del Commissario per il terremoto a seguito degli eventi sismici intercorsi tra 2016 e inizio 2017, estendendo la SNAI all'unica parte interna del Cratere che non era stata precedentemente selezionata (L'Alto Aterno). Le 72 aree selezionate sono composte da 1.077 comuni per 2.072.718 abitanti (dato al 2016) e un territorio di 51.366 kmq.

[10] Leggi di Stabilità 2014 (L. n. 147/2013), 2015 (L. n. 190/2014) e 2016 (L. 208/2015).

IV. INTERLOCUZIONI ISTITUZIONALI CON LE REGIONI E LE PROVINCE AUTONOME NELLA PREPARAZIONE DEL PNR

Per la redazione del PNR 2018, sono state prese in considerazione le attività delle Regioni e delle Province autonome nell'implementazione delle riforme a livello territoriale, conferendo così al PNR il carattere di strumento di *governance* multilivello, come richiesto dalla Commissione Europea. Tutte le Regioni hanno fatto pervenire il proprio contributo, articolato sulle *Raccomandazioni specifiche per l'Italia (CSR)*, sui *Target* della *Strategia EU2020* e su linee guida condivise. Una struttura tecnica di supporto (il *Regional Team* per il PNR - Re.Te. PNR[1]) ha predisposto il documento unitario rendendo omogenee le informazioni. Il coordinamento delle Regioni non ha solo riguardato i contenuti, ma anche le modalità di raccolta dei dati e di *governance* del processo in ogni Regione (nomina di un referente regionale PNR, coordinamento orizzontale). La redazione del contributo si è articolata attraverso il monitoraggio dei processi di riforma e la comparazione delle informazioni regionali [2].

Nel contributo delle Regioni al PNR 2018 confluiscono i provvedimenti normativi, regolativi e attuativi del 2017: si tratta di interventi di riforma incisivi nell'arco di un'annualità e in continuità o in rafforzamento di azioni durature a favore dello sviluppo economico, sociale e occupazionale. In questa sintesi, vengono riportate le macro-misure emerse dall'analisi dei contributi regionali, in relazione agli ambiti di azione descritti nel PNR 2018 nazionale[3].

Come avvenuto per gli anni precedenti, le misure individuate sono state ricondotte ai Risultati Attesi (RA) - derivanti dall'Accordo di Partenariato per la Programmazione dei Fondi SIE 2014-2020 - compiendo un esercizio di raccordo del Semestre Europeo con la politica di coesione. In una logica di coerenza della programmazione regionale con il contesto globale, misure e RA sono stati anche ricondotti agli specifici obiettivi o sotto i *Target* dello sviluppo sostenibile dell'Agenda 2030 (*Sustainable Development Goals*, SDGs).

Relativamente alla politica di bilancio le Regioni hanno proseguito con le azioni finalizzate alla riduzione del rapporto debito pubblico/PIL, impegnandosi nella revisione della spesa regionale come parte integrante del processo di

[1] Il *Regional Team* PNR (Re.Te PNR) è stato costituito nell'ambito della collaborazione tra Cinsedo e Tecnostruttura delle Regioni per il coordinamento dei referenti PNR individuati da ciascuna Regione e Provincia autonoma.

[2] Il processo di composizione del contributo regionale è connotato da diverse fasi di lavoro: analisi e studio delle CSR annuali, sensibilizzazione dei referenti regionali per il PNR (anche mediante l'organizzazione di seminari tematici, ad esempio riguardo alla *governance* economica), diffusione tempestiva delle informazioni, monitoraggio, affinazione degli strumenti di rilevazione e raccordo con la programmazione SIE 2014-2020.

[3] Per il dettaglio degli interventi si rimanda all'allegato dedicato *'Griglia consuntiva degli interventi'*, al documento *'Contributo delle Regioni e Provincie Autonome al PNR 2018'* e *all'Elenco delle best practices regionali*, consultabili sul sito della Conferenza delle Regioni http://www.regioni.it/pnr.

bilancio; hanno anche attuato processi e programmi di privatizzazione, riorganizzazione e razionalizzazione delle partecipazioni societarie. Riguardo alle politiche fiscali, le Regioni hanno fornito il proprio contributo mediante interventi volti a: ridurre e trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita; rivedere le agevolazioni fiscali, per ridurne numero ed entità; migliorare e semplificare gli adempimenti tributari, ampliando l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento per contribuire alla lotta all'evasione fiscale e al lavoro sommerso (CSR1).

Per quanto riguarda l'efficienza della Pubblica Amministrazione, sono stati adottati processi di rimodulazione e incentivazione delle politiche del personale e del *management* pubblico (riforma del pubblico impiego); inoltre, per favorire il completamento della riforma della PA sono stati effettuati interventi con sistemi di nuova *governance* locale. Sono state attuate misure di riforma dei servizi pubblici locali in ambito sanitario, nel settore energetico e dei trasporti. Per la trasparenza delle informazioni è stato implementato l'istituto dell'accesso civico, nonché adottato leggi o regolamenti per l'attività di rappresentanza di interessi nei processi decisionali pubblici. Sono state emanate leggi e linee guida per le stazioni appaltanti, gli operatori economici e varati incentivi all'adozione dei sistemi *Green Public Procurement*. Numerose sono state le misure per il contrasto alla criminalità organizzata e la corruzione attraverso percorsi formativi sull'etica e la legalità, banche dati per la mappatura dei processi a rischio corruttivo, piani, patti di integrità e protocolli di vigilanza di prevenzione della corruzione negli appalti pubblici[4]. In tema di concorrenza, sono state intraprese dalle Regioni misure a sostegno delle professioni regolamentate, nonché nei settori della sanità, dei trasporti e del commercio. Sono stati attivati interventi a favore della riduzione degli oneri regolatori in attuazione dell'Agenda per la Semplificazione. Inoltre, le Regioni hanno operato in attuazione dell'Agenda Digitale e in favore della Banda Ultra Larga, concentrando interventi per una migliore e più efficace Interoperabilità dei servizi e per una ICT a favore di cittadini e imprese (Piano triennale ICT) (CSR 2).

Per la competitività del contesto produttivo sono stati attuati interventi strutturati in attuazione del Piano Impresa 4.0. Favorito l'accesso al credito di piccole e medie imprese, *start up* e imprese innovative, con l'obiettivo di ridurre il *gap* di credito bancario e promuovere una più ampia diffusione di strumenti di finanziamento alternativi, più idonei a sostenere e soddisfare i bisogni derivanti dal complesso sistema produttivo. Sono state intraprese diverse misure al fine di superare le crisi d'impresa e far emergere il potenziale di crescita e di innovazione delle PMI, per l'attrazione di investimenti esteri e il monitoraggio di misure alternative al credito bancario (CSR3).

In materia di lavoro e *welfare*, le Regioni hanno segnalato il maggior numero di interventi che testimoniano la priorità conferita a queste tematiche. Vanno evidenziati le azioni di sistema per l'implementazione e il monitoraggio delle politiche attive del lavoro, connesse alla riforma dei servizi per l'impiego. Sono poi

[4] Altre misure riguardano la tutela per i dipendenti pubblici segnalatori di irregolarità, centri di documentazione sui fenomeni connessi al crimine organizzato e mafioso, servizi di consulenza gestionale per uffici giudiziari, progetti formativi di perfezionamento delle competenze, convenzioni inter-istituzionali per la condivisione di infrastrutture, servizi e banche dati per la diffusione della giustizia digitale.

state realizzate azioni per l'occupazione femminile e giovanile, nonché di supporto alla creazione d'impresa e allo sviluppo produttivo e occupazionale (CSR 4 e *Target* 1). Si possono citare gli interventi a sostegno della famiglia, dell'inclusione attiva delle categorie più fragili, di contrasto alla povertà con l'attivazione di servizi e infrastrutture socio-educative e socio-assistenziali, nonché per l'ampliamento del reddito di inclusione e per il coordinamento con le misure regionali di sostegno al reddito.

Le Regioni hanno incrementato il sostegno all' innovazione nelle imprese; attuato vari interventi di rafforzamento dei sistemi regionali per l'innovazione; attuato interventi per aumentare l'incidenza di specializzazioni innovative; promosso nuovi mercati per l'innovazione; fornito supporto sostanziale a Start up e PMI Innovative (*Target* 2).

Rispetto ai *target* ambientali 3, 4 e 5, si è proceduto ad una lettura congiunta, con il criterio guida della sostenibilità. Le Regioni sono state impegnate nel coniugare al meglio la necessità di ridurre i propri consumi energetici, incrementare la produzione di energia da fonti rinnovabili, rispettando la tutela del paesaggio, del territorio e dell'ambiente. Si è cercato allora di render conto anche degli interventi che afferiscono all'ambiente urbano e che contribuiscono allo sviluppo della mobilità sostenibile nelle aree urbane, sia in termini di riduzione delle emissioni di gas a effetto serra, sia in termini di aumento dell'efficienza energetica. Sono emersi interventi relativi alla *digital transformation*, a servizi *smart* di città e comunità intelligenti per semplificare e agevolare i rapporti con cittadini e imprese. Si è dato spazio anche alle attività regionali importanti per la transizione verso un'economia circolare e per la gestione efficiente delle risorse (acqua e rifiuti), in cui si attuino la riduzione degli sprechi e attenti modelli di consumo. Particolare attenzione è stata riservata alla gestione delle risorse naturali, materiali ed energetiche, in termini sia di lotta al cambiamento climatico, sia di prevenzione e mitigazione dei rischi idrogeologici.

Per le priorità comprese nel *Target* 6 (dispersione scolastica) sono state attivate numerose iniziative territoriali, volte ad aumentare l'attrattività del sistema scolastico e ridurre il fallimento formativo, aumentare le competenze e l'apprendimento permanente rafforzando il legame tra la scuola, il territorio, le imprese, le famiglie e i cittadini. Per garantire il diritto allo studio sono stati promossi strumenti economici per il sostegno delle spese necessarie per la frequenza scolastica. In riferimento al collegato *Target* 7, su l'innalzamento dei livelli di competenze, di partecipazione e di successo formativo nell'istruzione universitaria e/o equivalente, sono state messe in opera azioni volte a promuovere il rafforzamento del capitale umano con l'offerta dei percorsi di ITS e IFTS, in linea con le vocazioni territoriali, sia per aumentare la partecipazione dei giovani all'istruzione terziaria sia per favorirne l'inserimento nel mercato del lavoro.

MINISTERO DELL'ECONOMIA E DELLE FINANZE



DOCUMENTO DI ECONOMIA E FINANZA 2018

Appendice A

Sintesi delle misure in risposta alle CSR 2017

RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 1 - Perseguire un consistente sforzo di bilancio nel 2018, in linea con i requisiti del braccio preventivo del patto di stabilità e crescita, tenendo conto della necessità di rafforzare la ripresa in corso e di assicurare la sostenibilità delle finanze pubbliche dell'Italia [...]	Attuazione della Legge di Contabilità e Finanza Pubblica per il triennio 2018-2020 con l'integrazione della revisione della spesa nel ciclo del bilancio. Approvato a giugno 2017 il DPCM che definisce gli obiettivi di spesa dei Ministeri, in coerenza con quanto previsto dal DEF 2017.	SALDI DI FINANZA PUBBLICA Finanza pubblica e *Spending review*
	Rinnovato a febbraio 2018 il Portale 'Acquisti in rete' e previsto il rinnovo delle procedure negoziali, delle fasi di abilitazione e degli strumenti di gestione del catalogo per le imprese.	ACQUISTI PA Finanza pubblica e *Spending Review*
	Approvato a luglio 2017 il DPCM di adozione della nuova procedura di calcolo per la determinazione dei fabbisogni standard per i Comuni delle Regioni a statuto ordinario in alcune materie specifiche. Definiti a febbraio 2018 i costi standard nel TPL.	FABBISOGNI E COSTI STANDARD Finanza pubblica e *Spending Review*
	Incrementati dal 2018, i trasferimenti alle Regioni a statuto ordinario per il trasferimento del personale delle città metropolitane e delle Province in servizio presso i centri per l'impiego. Assegnate risorse agli Enti Locali per investimenti in opere pubbliche di messa in sicurezza degli edifici e del territorio. Ampliati gli spazi finanziari nell'ambito del 'Patto di solidarietà nazionale verticale' per gli investimenti. Incrementato il contributo straordinario da assegnare ai Comuni per la loro fusione al fine di aumentarne l'efficienza. Assegnate risorse alle Province e alle città metropolitane per l'esercizio delle funzioni fondamentali attribuite agli enti stessi.	ENTI LOCALI Finanza locale
Racc. 1 - [...] Provvedere a una tempestiva attuazione del programma di privatizzazioni e utilizzare le entrate straordinarie per accelerare la riduzione del rapporto debito pubblico/PIL.[...]	Gli obiettivi del Governo prevedono di realizzare proventi da privatizzazioni e altri proventi finanziari pari allo 0,2% del PIL nel 2017, 0,3% del PIL annuo nel periodo 2018-2020.	DEBITO PUBBLICO Partecipazioni statali e privatizzazioni
	Il Piano di valorizzazione del patrimonio pubblico assegna all'Agenzia del Demanio 3,2 miliardi per investimenti nella prevenzione del rischio sismico degli immobili dello Stato.	PIANO DI VALORIZZAZIONE DEL PATRIMONIO PUBBLICO Partecipazioni statali e privatizzazioni
	A novembre 2017 si è conclusa la ricognizione straordinaria delle partecipazioni societarie possedute dalle amministrazioni pubbliche attraverso l'applicativo Partecipazioni del Portale Tesoro da cui risulta che circa l'89 per cento delle amministrazioni chiamate a trasmettere provvedimenti di ricognizione, ha dichiarato di detenere partecipazioni. A giugno 2017 è stato approvato in via definitiva il decreto legislativo integrativo e correttivo del testo unico sulle società partecipate per ridurre tali società ed individuare criteri qualitativi e quantitativi attraverso i quali razionalizzare a regime le partecipate.	SOCIETA' PARTECIPATE Partecipazioni statali e privatizzazioni

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 1 - [...] Trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento.	Accelerazione della risoluzione delle procedure amichevoli nella fiscalità internazionale (*Mutual Agreement Procedure*), degli accordi preventivi per le imprese con attività internazionali (*tax ruling*) e quelli relativi al regime opzionale di tassazione agevolata dei redditi derivanti dall'utilizzo di beni immateriali.	IMPRESE MULTINAZIONALI Lotta all'evasione fiscale
	Ridotto da 15.000 a 5.000 euro il limite oltre il quale è necessario il visto di conformità per le compensazioni sulle imposte sui redditi, IRAP e IVA e reso obbligatorio l'uso dei servizi telematici in tutti i casi di compensazione.	COMPENSAZIONI Lotta all'evasione fiscale
	Modifica, a fini antielusivi, della disciplina del gruppo IVA, Disciplinati i criteri per la determinazione della base imponibile.	DISCIPLINA DEL GRUPPO IVA Lotta all'evasione fiscale
	Ridotto dal 1° marzo 2018 da 10.000 a 5.000 euro la soglia per la quale le PA e le società a partecipazione pubblica devono effettuare la verifica dei carichi fiscali pendenti del beneficiario prima del pagamento.	VERIFICA DEI CARICHI FISCALI Lotta all'evasione fiscale
	Possibilità per l'Agenzia delle Entrate di sospendere fino a trenta giorni l'esecuzione delle deleghe di pagamento con modello F24 nel caso di compensazioni che presentino profili di rischio.	DELEGHE DI PAGAMENTO Lotta all'evasione fiscale
	Estensione del prelievo alla fonte, con aliquota del 26 per cento, sui redditi di capitale e redditi diversi di natura finanziaria.	TASSAZIONE REDDITI DA CAPITALE Lotta all'evasione fiscale
	Modifica dei requisiti per assegnare le maggiori entrate da contrasto all'evasione al Fondo per la riduzione della pressione fiscale, al fine di renderne più flessibile l'utilizzo.	FONDO PER LA RIDUZIONE DELLA PRESSIONE FISCALE Lotta all'evasione fiscale
	Obbligo per i datori di lavoro dal 1° luglio 2018 di effettuare il pagamento delle retribuzioni attraverso specifici mezzi bancari o postali.	TRACCIABILITA' Lotta all'evasione fiscale
	Regime transitorio per il trattamento fiscale dei dividendi distribuiti da società controllate estere nel nuovo regime di individuazione degli Stati e di territori a fiscalità privilegiata.	FISCALITA' PRIVILEGIATA Lotta all'evasione fiscale
	Introdotta, con decorrenza dal 2019, l'imposta sulle transazioni digitali (*web tax*) relative a prestazioni di servizi effettuate tramite mezzi elettronici.	*WEB TAX* Lotta all'evasione fiscale
	Obbligo per i prestatori di servizi relativi all'utilizzo di valuta virtuale di assolvere agli obblighi antiriciclaggio.	ANTIRICICLAGGIO Lotta all'evasione fiscale
	Consultazione pubblica sul pacchetto di misure volto a regolarizzare i prezzi di trasferimento di beni e servizi nelle operazioni infragruppo (cd. *transfer pricing*).	*TRANSFER PRICING* Lotta all'evasione fiscale
	Ampliato l'ambito di applicazione dello *split payment* da gennaio 2018.	*SPLIT PAYMENT* Lotta all'evasione fiscale
	Prevista l'estensione, dal 1° gennaio 2019, dell'obbligo della fatturazione elettronica per tutti i soggetti IVA e per i consumatori finali. Anticipato dal 1° luglio 2018, l'obbligo della fatturazione elettronica per il settore degli oli minerali e degli appalti pubblici. Memorizzazione e trasmissione elettronica obbligatoria dei dati relativi alla fornitura di carburante e all'abrogazione delle 'Carte carburante'. Decreto ministeriale relativo alla fatturazione elettronica nei confronti degli enti del Servizio Sanitario Nazionale per il monitoraggio puntuale della spesa farmaceutica.	*FATTURAZIONE ELETTRONICA* Lotta all'evasione fiscale

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 1 - [...] Trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento.	Pubblicato il Rapporto sui risultati conseguiti in materia di misure di contrasto all'evasione fiscale e contributiva che evidenzia i risultati del recupero del gettito fiscale e contributivo.	RAPPORTO SUL CONTRASTO ALL'EVASIONE FISCALE Lotta all'evasione fiscale
	Prorogati i termini per gli adempimenti tributari connessi alla c.d. rottamazione delle cartelle esattoriali. Introdotta una nuova procedura per definire con modalità agevolate le controversie tributarie pendenti in ogni stato e grado del giudizio in cui è parte l'Agenzia delle Entrate. Procedura semplificata di trasmissione telematica dei dati delle fatture emesse e ricevute e delle eventuali successive variazioni (cd. spesometro *light*).	*COMPLIANCE* TRIBUTARIA Politiche fiscali
	Sterilizzazione per il 2018 degli aumenti delle aliquote IVA e rimodulazione per gli anni successivi.	ALIQUOTE IVA Politiche fiscali
	Proroga al 31 dicembre 2018 della detrazione al 65 per cento per le spese relative alla riqualificazione energetica degli edifici e la posa in opera di micro-cogeneratori in sostituzione di impianti esistenti. Confermata la detrazione al 50 per cento per gli interventi di strutturazione edilizia e per l'acquisto di mobili ed elettrodomestici. Detrazione del 36 per cento per la sistemazione delle aree verdi private. Ristabilita la detraibilità al 19 per cento, fino a un massimo di 250 euro, per l'acquisto degli abbonamenti ai servizi di trasporto pubblico locale, regionale e interregionale. Prorogato per il 2018 e 2019 la possibilità di usufruire della cedolare secca al 10 per cento per i contratti a canone concordato.	AGEVOLAZIONI LAVORI RISTRUTTURAZIONE E ALTRE AGEVOLAZIONI PER LE FAMIGLIE Politiche fiscali
	Proroga del super ammortamento per i beni materiali strumentali nuovi, dell'iper ammortamento per i beni materiali strumentali nuovi funzionali alla trasformazione tecnologica e digitale delle imprese e del super ammortamento per i beni immateriali strumentali nuovi.	PROROGA SUPERAMMORTAMENTO ED IPERAMMORTAMENTO Politiche fiscali
	Pubblicato il Rapporto programmatico per gli interventi in materia di spese fiscali. In allegato alla Legge di Bilancio 2018 pubblicato il Secondo Rapporto annuale di monitoraggio delle spese fiscali che indica gli effetti finanziari per ogni misura contenuta nella legge di Bilancio e distinta in base alle missioni di spesa.	MONITORAGGIO SPESE FISCALI Politiche fiscali
	Credito di imposta del 40 per cento delle spese di formazione sostenute per il personale dipendente per le imprese che operano nel settore delle tecnologie 4.0. Credito di imposta in favore delle PMI che, a decorrere dal 1° gennaio 2018, iniziano una procedura di ammissione alla quotazione in un mercato regolamentato, pari al 50 per cento dei costi sostenuti per la predetta finalità. Credito d'imposta del 36 per cento per le imprese che acquistano prodotti realizzati con materiale derivato da plastiche miste. Esclusione delle società di intermediazione mobiliare dall'applicazione dell'addizionale all'IRES del 3,5 per cento. Detrazione IRPEF del 30 per cento per le somme investite nel capitale sociale delle *start up* e deduzione dell'imponibile IRES pari al 30 per cento dell'investimento.	AGEVOLAZIONI PER LE IMPRESE Politiche fiscali

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 1 - [...] Trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento.	Incremento di 600 euro dei limiti reddituali utili per la determinazione del c.d. Bonus 80 euro (da 24.000 a 24.600 euro). Oltre tale limite di reddito, il bonus diminuisce in maniera lineare fino ad azzerarsi per un reddito complessivo di euro 26.600.	BONUS FISCALE Politiche fiscali
	Nell'ambito del processo di revisione del sistema catastale di classificazione degli immobili sono state implementate alcune attività finalizzate alla costruzione di un'Anagrafe Immobiliare Integrata.	CATASTO Politiche fiscali
Racc. 2 - Ridurre la durata del processo civile mediante una gestione efficiente dei procedimenti e norme per assicurare la disciplina processuale. Potenziare la lotta contro la corruzione, in particolare riformando l'istituto della prescrizione.	Completata la riforma della magistratura onoraria al fine di accelerare i procedimenti giudiziari.	RIFORMA DELLA MAGISTRATURA ONORARIA Giustizia
	Stabilizzato l'istituto della mediazione obbligatoria cui deve ricorrere preliminarmente chi intende promuovere specifiche controversie civili e commerciali.	MEDIAZIONE OBBLIGATORIA Giustizia
	Il processo tributario telematico, dopo l'iniziale sperimentazione partita a dicembre 2015, è attivo su tutto il territorio nazionale. Al 31 dicembre 2017, le controversie tributarie pendenti si sono ridotte del 10,7 per cento rispetto all'anno precedente.	PROCESSO E TRIBUTARIO TELEMATICO Giustizia tributaria
	Prosegue il trend di riduzione dei procedimenti civili nel 2017 con una riduzione del 4,5 per cento rispetto al 2016. Diminuito, inoltre, l'arretrato a rischio indennizzo per irragionevole durata del processo, accelerati i pagamenti e ridotto il debito dello Stato nei confronti dei cittadini.	*PERFORMANCE* GIUSTIZIA Giustizia civile
	Approvata ad agosto la legge delega di riforma del processo penale. A febbraio 2018, in attuazione della legge delega, è stato approvato il decreto definitivo che avvia l'attuazione del principio della riserva del codice nella materia penale e il decreto legislativo per modifiche dei giudizi di impugnazione.	RIFORMA DEL PROCESSO PENALE Giustizia penale
	Approvato a ottobre 2017 il decreto legislativo che disciplina i rapporti giurisdizionali con le autorità straniere in materia di assistenza giudiziaria, in particolare per quel che riguarda la raccolta della prova.	ESTRADIZIONI E SENTENZE PENALI STRANIERE Giustizia penale
	Approvata a novembre 2017 la legge sul *whistleblowing* che integra la disciplina relativa alla tutela dei lavoratori del settore pubblico che segnalino illeciti, introducendo forme di tutela anche per i lavoratori del settore privato.	*WHISTLEBLOWING* Giustizia penale
	Approvata definitivamente a settembre 2017 la riforma del Codice Antimafia.	RIFORMA DEL CODICE ANTIMAFIA Giustizia penale
	Aumentata la dotazione del Fondo di rotazione per la solidarietà alle vittime dei reati di tipo mafioso, le richieste estorsive, dell'usura e i reati internazionali violenti, prevedendo interventi anche a favore degli orfani di madre per omicidio a seguito di *stalking* o violenza sessuale.	FONDO PER LA SOLIDARIETÀ ALLE VITTIME DEI REATI DI TIPO MAFIOSO Giustizia penale

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 2 - [...] Completare la riforma del pubblico impiego e migliorare l'efficienza delle imprese pubbliche. [...].	Ad aprile 2017 sono stati approvati in via definitiva 7 decreti legislativi, attuativi delle deleghe contenute nella riforma della PA relativi a: i) la riforma del lavoro pubblico; ii) il sistema di valutazione della *performance* delle Pubbliche Amministrazioni; iii) le norme integrative sul licenziamento disciplinare; iv) la riorganizzazione del Corpo dei Vigili del Fuoco; v) la revisione dei ruoli delle forze di polizia; vi) l'introduzione del Documento Unico di Proprietà degli autoveicoli; vii) le disposizioni in materia di dirigenza sanitaria.	ATTUAZIONE LEGGE DI RIFORMA DELLA PA Riforma della P.A.
	Approvati a dicembre 2017 altri tre decreti legislativi di integrazione e correzione di alcuni decreti di attuazione della riforma della PA. I decreti contengono disposizioni per: la razionalizzazione delle funzioni di polizia; Codice di Amministrazione Digitale (CAD); disciplina delle autorità portuali.	ATTUAZIONE LEGGE DI RIFORMA DELLA PA Riforma della P.A.
	Pubblicato a novembre 2017 il rapporto di monitoraggio relativo allo stato di avanzamento dell'Agenda per la semplificazione 2015-2017 dal quale risultano rispettate il 96 per cento delle scadenze previste. A dicembre 2017 è stato raggiunto l'accordo in Conferenza Unificata per l'aggiornamento dell'Agenda per la Semplificazione 2018-2020.	SEMPLIFICAZIONE Riforma della P.A.
	Rivista la disciplina del DURC. Il documento potrà essere rilasciato successivamente all'adozione del provvedimento di rateizzazione. Approvata la modulistica unificata e semplificata per le principali attività commerciali, artigianali e edilizie.	SEMPLIFICAZIONE Riforma della P.A.
	A partire dal 1° luglio 2018, prevista l'introduzione del Documento unico di proprietà degli autoveicoli che sostituirà il certificato di proprietà del veicolo di competenza dell'ACI e il libretto di circolazione prodotto dalla Motorizzazione Civile.	SEMPLIFICAZIONE Riforma della P.A.
	Approvato a maggio 2017 il Piano Triennale per l'Informatica nella PA 2017-2019 che fornisce le linee di azione per consentire alle amministrazioni di pianificare investimenti e attività in maniera coordinata e con obiettivi comuni.	PIANO TRIENNALE PER L'INFORMATICA NELLA PA Riforma della P.A.
	Lanciati i programmi *Developers* Italia e *Designers* Italia, che rappresentano un nuovo modello di *procurement* pubblico per lo sviluppo di servizi digitali. Avviata inoltre la fase operativa di migrazione dalle anagrafi comunali verso l'anagrafe unica per una razionalizzazione della spesa per gli Enti Locali nella gestione dei servizi anagrafici e una migliore interazione tra cittadino e PA.	MISURE PER LO SVILUPPO DI SERVIZI DIGITALI Riforma della P.A.
	Insediata la Cabina di Regia del Nuovo Sistema Informativo Sanitario (NSIS) con funzioni di indirizzo, coordinamento e controllo. Istituito il Tavolo tecnico di monitoraggio e indirizzo per l'attuazione del fascicolo sanitario elettronico (FSE).	INFORMATIZZAZIONE DEL SERVIZIO SANITARIO Sanità
Racc. 2 -[...] Adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso e rimuovere le rimanenti restrizioni alla concorrenza.	Approvato in via definitiva ad agosto 2017 la prima Legge annuale per il mercato e la concorrenza. La legge interviene sulle seguenti aree principali: assicurazioni; comunicazioni e poste; energia e ambiente; banche; professioni e farmacie; turismo, cultura e servizi di trasporto.	LEGGE ANNUALE SULLA CONCORRENZA Concorrenza
	La legge sulla concorrenza introduce una delega al Governo per riformare la disciplina del trasporto pubblico non di linea e interviene inoltre sulla qualità dei servizi di trasporto di linea dei passeggeri su gomma, rotaia e via mare.	LEGGE ANNUALE SULLA CONCORRENZA Concorrenza

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 2 -[...] Adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso e rimuovere le rimanenti restrizioni alla concorrenza.	In materia di organizzazione del servizio di trasporto pubblico locale, regolazione e concorrenza, sono stati fissati alcuni principi generali che affermano la separazione delle funzioni di regolazione, indirizzo, organizzazione e controllo da quelle di gestione del trasporto pubblico locale e regionale. Altre disposizioni intervengono in materia di affidamento e di regolazione dei servizi di trasporto pubblico locale e regionale.	CONCORRENZA NEL SETTORE DEI TRASPORTI Concorrenza
	Disposizioni sulla disciplina dell'esercizio dei poteri speciali del Governo per la *governance* di società considerate strategiche nel comparto della sicurezza e della difesa, dell'energia, dei trasporti e delle comunicazioni (cd. *Golden Power*).	*GOLDEN POWER* Concorrenza
Racc. 3 - Accelerare la riduzione dello *stock* dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie.	Concessa alle società di cartolarizzazione la possibilità di acquistare azioni, quote o altri titoli e strumenti partecipativi derivanti dalla conversione di parte dei crediti del cedente nonché di concedere finanziamenti, volti a migliorare le prospettive di recupero dei crediti. Avviata a settembre 2017 una consultazione pubblica sulle Linee Guida in materia di gestione dei crediti deteriorati per le '*less significant institutions*'.	CREDITI DETERIORATI Servizi finanziari e sistema bancario
	Istituito un Fondo, in favore dei risparmiatori che hanno subito un danno ingiusto in ragione della violazione degli obblighi di informazione, diligenza, correttezza e trasparenza previsti nella prestazione dei servizi e delle attività di investimento. Attivo da febbraio 2018 il Portale dell'Arbitro Bancario Finanziario (ABF) che consente ai ricorrenti di trasmettere e gestire i ricorsi interamente *on line*.	DISPOSIZIONI PER IL SOSTEGNO DELLE CRISI BANCARIE Servizi finanziari e sistema bancario
	Approvata definitivamente ad ottobre 2017 la legge delega per la riforma delle discipline della crisi di impresa e dell'insolvenza che delega il Governo ad adottare uno o più decreti legislativi per la riforma organica della materia entro novembre 2018.	CRISI DI IMPRESA E INSOLVENZA Insolvenza
	Accordo per il credito e la valorizzazione delle nuove figure di garanzia, siglato da ABI e Confindustria a febbraio 2018 al fine di promuovere l'utilizzo del Patto Marciano e del pegno mobiliare non possessorio a garanzia di finanziamenti bancari.	PATTO MARCIANO Insolvenza
	Sono operativi il Portale delle vendite pubbliche e il Registro delle procedure di espropriazione forzata, di insolvenza e degli strumenti di gestione della crisi. Approvate ad ottobre dal CSM le linee guida da adottare nel campo delle esecuzioni immobiliari per velocizzare i procedimenti giudiziari ed assicurare la tutela sia dei creditori che dei debitori. Istituito l'Osservatorio per l'efficienza delle procedure esecutive e l'attuazione delle buone prassi con compiti di ausilio per il CSM e gli uffici giudiziari impegnati nelle esecuzioni immobiliari.	PROCEDURE FALLIMENTARI Insolvenza
	Estesa la speciale disciplina agevolativa degli investimenti a lungo termine (almeno 5 anni) nel capitale delle imprese alle casse previdenziali e ai fondi pensione.	INVESTIMENTI A LUNGO TERMINE Sostegno al credito
	Modificata la disciplina dei Piani Individuali di Risparmio (PIR). Tra le imprese in cui deve essere investito almeno il 70 per cento dei PIR, sono state incluse anche quelle che svolgono attività immobiliare.	PIR Sostegno al credito

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 3 - Accelerare la riduzione dello *stock* dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie.	Disposizioni per il sostegno di programmi di investimento produttivi strategici ed innovativi di grandi dimensioni per finanziare: i) programmi di sviluppo industriali, compresi i programmi riguardanti l'attività di trasformazione e commercializzazione di prodotti agricoli; ii) programmi di sviluppo per la tutela ambientale; iii) programmi di sviluppo di attività turistiche che possono comprendere interventi destinati allo sviluppo delle attività commerciali, per un importo non superiore al 20 per cento degli investimenti complessivi da realizzare.	CONTRATTI DI SVILUPPO Investimenti per le imprese
	Rilanciati ad ottobre 2017 interventi agevolativi a favore dei progetti di R&S di Agenda Digitale e Industria Sostenibile attraverso le risorse del Fondo rotativo per il sostegno alle imprese e gli investimenti di Cassa Depositi e Prestiti e del Fondo per la Crescita Sostenibile.	AGENDA DIGITALE E INDUSTRIA SOSTENIBILE Investimenti per le imprese
	Istituiti accordi per l'Innovazione di cui possono beneficiare le imprese di qualsiasi dimensione. Istituito il Fondo per il capitale immateriale, della competitività e della produttività per finanziare progetti di ricerca e innovazione in Italia. Pubblicato il bando per la presentazione di progetti per la costituzione di Centri di Competenza ad Alta Specializzazione previsti dal Piano Impresa 4.0. Diventati operativi ad ottobre gli incentivi fiscali per chi investe in *startup* innovative.	FONDI PER L'INNOVAZIONE DELLE IMPRESE Investimenti per le imprese
	Incrementata la dotazione del Fondo di garanzia per le PMI e del Fondo crescita sostenibile. Quest'ultimo viene destinato anche per gli interventi a favore di imprese in crisi di grandi dimensioni. Rifinanziata la Nuova Sabatini per cui viene riservata una quota pari al 30 per cento (anziché al 20 per cento) delle risorse stanziate per gli investimenti in ambito 4.0.	FONDI PER IL SOSTEGNO DELLE IMPRESE Investimenti per le imprese
	Avviata la seconda edizione del *voucher* per l'internazionalizzazione a sostegno delle PMI che intendono avvalersi di *temporary export manager* per le loro strategie di internazionalizzazione.	INTERNAZIONALIZZAZIONE Investimenti per le imprese
	Lanciato un nuovo Piano Straordinario per il *Made in Italy* per il 2018. Ad ottobre, la Cabina di Regia per l'internazionalizzazione ha presentato i risultati relativi all'attuazione del Piano nel triennio 2015-2017.	PIANO PER IL *MADE IN ITALY* Investimenti per le imprese
	Rifinanziato il Fondo per gli Investimenti e lo Sviluppo Infrastrutturale del Paese per 36 miliardi da utilizzare per interventi nel settore dell'istruzione, ricerca, giustizia, trasporti e infrastrutture, sicurezza, mitigazione del rischio idrogeologico, cultura e sostegno alle esportazioni. A queste risorse si aggiungono 47 miliardi precedentemente stanziati.	FONDO PER GLI INVESTIMENTI E LO SVILUPPO INFRASTRUTTURALE Investimenti pubblici
	Sulla base delle indicazioni contenute nel Piano 'Connettere l'Italia', firmato a gennaio 2018 il decreto per il riparto di risorse da destinare alle linee metropolitane, filoviarie e in generale al trasporto rapido di massa nelle città metropolitane ma anche in altre città. Il finanziamento si aggiunge alle risorse stanziate dal CIPE con la delibera di dicembre 2017 e a quelle già disponibili per queste opere, e permetterà il completamento di 26 progetti.	PIANO 'CONNETTERE L'ITALIA' Investimenti pubblici

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 3 - Accelerare la riduzione dello stock dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie.	Approvato a gennaio il Piano straordinario della mobilità turistica 2017-2022.	PIANO STRAORDINARIO DELLA MOBILITÀ TURISTICA Investimenti pubblici
	Prosegue l'implementazione del Piano della Portualità e della Logistica con la riorganizzazione dei 58 principali porti italiani in 15 nuove Autorità di Sistema Portuale.	PIANO DELLA PORTUALITA' E DELLA LOGISTICA Investimenti pubblici
	Modificato e integrato il Codice dei Contatti pubblici (con il D.Lgs. n. 56/2017 di modifica del D.Lgs. n. 50/2016). Le modifiche riguardano le nuove previsioni in materia di progettazione semplificata, di appalto integrato (cui potrà farsi ricorso in via transitoria), di soccorso istruttorio (ora totalmente privo di oneri economici), di limiti al ribasso sul costo della manodopera e di requisiti di qualificazione delle imprese. Due delle misure attuative previste dal Codice dei Contratti Pubblici, in fase avanzata di predisposizione, riguardano la qualificazione delle stazioni appaltanti e delle centrali di committenza e la banca dati degli operatori economici. A ottobre l''ANAC ha elaborato le linee guida sulle procedure negoziate senza previa pubblicazione di bando per forniture e servizi ritenuti infungibili.	MODIFICHE AL CODICE DEGLI APPALTI Trasporti, infrastrutture e appalti
	Credito di imposta alle imprese del Mezzogiorno per l'acquisto di nuovi beni strumentali. Istituito il Fondo Imprese Sud a sostegno della crescita dimensionale delle PMI. Risorse per giovani tra i 18 e i 35 anni residenti nelle Regioni del Sud che vogliono avviare un' attività imprenditoriale (Misura Resto al Sud). Istituzione di una misura per l'utilizzo produttivo dei terreni inutilizzati dei Comuni. Istituzione di Zone Economiche Speciali (ZES) per rilanciare la competitività dei porti. Introduzione del Fondo Imprese Sud finalizzato a sostenere la crescita dimensionale delle PMI localizzate nelle Regioni del Mezzogiorno. Riserva del 34 per cento degli investimenti nazionali destinata alle imprese del Sud. Per il 2018 è prevista un'esenzione piena, fino ad un massimo di 8.060 euro per i neoassunti al di sotto dei 35 anni nelle Regioni del Mezzogiorno (Occupazione Sud).	INCENTIVI PER IMPRESE DEL SUD Riequilibrio territoriale
	Approvato il Piano Export Sud II (PES II) con una dotazione finanziaria pari a 50 milioni a valere sulle risorse del Programma Operativo Nazionale Imprese e Competitività 2014-2020.	PIANO EXPORT SUD II Riequilibrio territoriale
	Stanziate risorse per la Strategia Nazionale per le Aree Interne (SNAI): 30 milioni per ciascuno degli anni 2019 e 2020 e 31,8 milioni per il 2021, a valere sul Fondo di rotazione per l'attuazione delle politiche comunitarie.	STRATEGIA NAZIONALE PER LE AREE INTERNE Riequilibrio territoriale
	Emanata a maggio 2017 la legge sul lavoro autonomo non imprenditoriale e sul lavoro agile che introduce nuove modalità di organizzazione del lavoro basate sulla flessibilità lavorativa, sulla valutazione per obiettivi e la rilevazione dei bisogni del personale, favorendo la conciliazione dei tempi di vita e di lavoro e migliorando la qualità dei servizi resi al cittadino.	LAVORO AUTONOMO E LAVORO AGILE Occupazione
	Aiuto per i giovani e le donne che vogliono diventare imprenditori. Le agevolazioni possono essere concesse in tutta Italia e prevedono il finanziamento, a tasso zero di progetti d'impresa con spese fino a 1,5 milioni d, pari, al massimo, al 75 per cento delle spese totali ammissibili.	AUTOIMPRENDITORIALITÀ Occupazione

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RACCOMANDAZIONE	LISTA DELLE MISURE	SOTTO AREA DI POLICY
Racc. 4 - Con il coinvolgimento delle parti sociali, rafforzare il quadro della contrattazione collettiva, al fine di permettere contratti collettivi che tengano maggiormente conto delle condizioni locali. Assicurare efficaci politiche attive del mercato del lavoro. Incentivare il lavoro dei secondi percettori di reddito. [...]	Prevista per l'assunzione di lavoratori con età inferiore ai 30 anni (35 nel 2018), l'esenzione triennale del 50 per cento (fino ad un massimo di 3.000 euro) dell'ammontare complessivo dei contributi a carico del datore di lavoro privato. Esonero totale triennale dal versamento dei contributi previdenziali per i datori di lavoro che assumono, con contratto di lavoro a tempo indeterminato, entro sei mesi dal conseguimento del titolo di studio, studenti che hanno svolto presso il medesimo datore di lavoro attività di alternanza scuola-lavoro o periodi di apprendistato. Esonero contributivo triennale - e una riduzione contributiva per un ulteriore biennio - per i coltivatori diretti e gli imprenditori agricoli professionali di età inferiore a 40 anni. Integrale deducibilità, nel 2018, dell'IRAP per i lavoratori stagionali. Agevolazione per le cooperative sociali, per le nuove assunzioni con contratto di lavoro a tempo indeterminato, stipulati nel 2018, di persone a cui sia stata riconosciuta protezione internazionale (donne vittime di violenza e rifugiati). Previsto, per l'intero 2018, l'incentivo 'Occupazione NEET', per i giovani tra i 16 e i 29 anni iscritti al programma Garanzia Giovani che permette lo sgravio totale dei contributi a carico dei datori di lavoro, da fruire mediante conguaglio sui contributi INPS, per un periodo di dodici mesi.	INCENTIVI FISCALI AI LAVORATORI Occupazione
	Potenziato lo strumento dell'assegno di ricollocazione a sostegno dei disoccupati nella ricerca di lavoro offrendo un servizio personalizzato di assistenza.	ASSEGNO DI RICOLLOCAZIONE Politiche attive del lavoro
	Sottoscritto a marzo 2018 un accordo complessivo di riordino della contrattazione collettiva al fine di aumentare la produttività delle imprese e migliorare la competitività del Paese, creando posti di lavoro qualificati e riducendo le diseguaglianze, nell'ambito del processo di trasformazione e di digitalizzazione nella manifattura e nei servizi innovativi, tecnologici e di supporto all'industria.	Produttività CONTRATTAZIONE COLLETTIVA
	Stanziate risorse per i percorsi di istruzione e formazione professionale (IeFP), per il finanziamento dei percorsi formativi relativi ai contratti di apprendistato per la qualifica e il diploma professionale e all'alternanza tra scuola-lavoro, per le attività di formazione relative all'apprendistato professionalizzante.	INCENTIVI ALLA FORMAZIONE PROFESSIONALE Alternanza scuola-lavoro
	Definite le caratteristiche per determinate attività lavorative ai fini della corresponsione della cd APE sociale, nonché quelle dell'applicazione della riduzione del requisito dell'anzianità contributiva in favore dei lavoratori che svolgono lavori usuranti precoci. Approvato il DPCM che fa decorrere dal 1° maggio 2017 il diritto ad accedere all'APE volontaria per coloro che hanno maturato i requisiti in una data compresa tra il primo maggio 2017 e la data di entrata in vigore del decreto. Stabilizzazione e semplificazione della Rendita Integrativa Temporanea Anticipata (RITA), che era stata prevista in via sperimentale per il periodo 1° maggio 2017 - 31 dicembre 2018.	SPESA SOCIALE *Pensioni*
	Approvato ad agosto il decreto legislativo che introduce, a decorrere dal 1° gennaio 2018, il REI, quale misura unica nazionale di contrasto alla povertà e all'esclusione sociale. In attesa dell'avvio del REI, a fine aprile 2017 sono entrati in vigore i nuovi criteri per il SIA. Il REI è stato rifinanziato e la platea dei beneficiari è stata estesa.	REI Povertà
	Istituzione della Rete della Protezione e dell'Inclusione Sociale. A questa struttura è affidata la funzione di favorire una maggiore omogeneità territoriale nell'erogazione delle prestazioni e di definire linee guida per gli interventi, in coerenza con l'obiettivo di rafforzare in maniera uniforme nel paese i servizi sociali.	RETE DELLA PROTEZIONE E DELL'INCLUSIONE SOCIALE Povertà

MINISTERO DELL'ECONOMIA E DELLE FINANZE



DOCUMENTO DI ECONOMIA E FINANZA 2018

Appendice B

Sintesi delle misure per il raggiungimento dei *target* della Strategia Europa 2020

TARGET NAZIONALI AL 2020	LISTA DELLE MISURE	SOTTO AREA DI POLICY
1-Tasso di occupazione [67-69%] *"aumentare al 75 per cento la quota di occupazione per la fascia d'età compresa tra i 20 e i 64 anni'*	Previste una serie di agevolazioni fiscali per le imprese volte a sostenere l'occupazione (per maggiori dettagli cfr. tabella CSR).	AGEVOLAZIONI FISCALI Occupazione
2 - *R&S* [1,53% del PIL]	Proroga del super ammortamento e dell'iper-ammortamento nonché del super ammortamento dei beni immateriali strumentali nuovi. (per maggiori dettagli cfr. tabella CSR). Introdotto un credito di imposta pari al 40 per cento delle spese di formazione sostenute per il personale dipendente, fino ad un importo massimo pari a 300.000 euro per ciascuna impresa. Potenziato il credito d'imposta per gli investimenti in attività di R&S con un'aliquota unica del 50 per cento e un beneficio massimo incrementato da 5 a 20 milioni, ed estesa la validità fino al periodo di imposta 2020. Fondo per interventi volti a favorire lo sviluppo del capitale immateriale, della competitività e della produttività. Agevolazioni in favore di progetti di R&S (costi ammissibili non inferiori a 5 milioni e non superiori a 40 milioni) realizzati nell'ambito di accordi con le Regioni interessate che cofinanziano gli interventi. Programmi funzionali a 'Impresa 4.0': i) Punto impresa digitale, per la diffusione locale delle conoscenze di base 4.0; ii) *Innovation hub* per la formazione avanzata su soluzioni specifiche per i settori di competenza; iii) Centri di Competenza (per maggiori dettaglio cfr. tabella CSR).	IMPRESA 4.0 Investimenti in R&S
	Rifinanziato l'intervento per le *start up* innovative con 95 milioni per il biennio 2017-2018. Modificata la relativa disciplina per allargare la platea dei soggetti ammissibili alle agevolazioni. Adottato il decreto che adegua la normativa del *Patent box* ai parametri OCSE.	*START UP* Investimenti in R&S
	Misure di rafforzamento dei *Cluster* Tecnologici Nazionali (CTN) per le politiche di ricerca industriale a livello nazionale e locale.	*CLUSTER* Investimenti in R&S
	Definiti gli indirizzi generali per la Strategia Nazionale di Specializzazione Intelligente (SNSI) approvata dalla Commissione Europea in sinergia con il Programma Nazionale di Ricerca.	SPECIALIZZAZIONE INTELLIGENTE Investimenti in R&S
	Introdotte misure per la gestione efficiente dello spettro e per favorire la transizione verso la tecnologia 5G in linea con gli obiettivi del Piano di azione per il 5G.	BANDA LARGA Investimenti in R&S
	Potenziamento delle risorse stanziate per l'attuazione del Programma Nazionale per la Ricerca 2015-2020.	PNR 2015-2020 Investimenti in R&S
	Programma di Progetti di Rilevante Interesse Nazionale (PRIN) pari a 400 milioni. Il bando PRIN estende la possibilità di presentare i progetti al personale oltre che delle Università, anche degli Enti pubblici di ricerca vigilati dal MIUR.	PRIN Investimenti in R&S
	Incentivi delle chiamate dall'estero nei ruoli delle Università. Introdotta una norma, che consente di assumere a tempo indeterminato docenti che lavorano all'estero con la possibilità di mantenere il ruolo nella sede di origine.	RIENTRO DI RICERCATORI IN ITALIA Investimenti in R&S
	Stanziate risorse per l'assunzione di 1600 ricercatori presso Università ed Enti di ricerca per superare il precariato negli enti di ricerca e prevedere per gli stessi la proroga dei contratti a tempo determinato nel periodo transitorio. Finanziato, con il PON Ricerca & Innovazione un piano per 600 ricercatori triennali (di tipo A) per le Università e gli Enti Pubblici di Ricerca (EPR) con sede nelle Regioni del Mezzogiorno.	ASSUNZIONE DI RICERCATORI Investimenti in R&S

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Target nazionali al 2020	Lista delle misure	Sotto area di policy
3 - Emissioni di gas serra [-13%]*	Approvata la Strategia per lo Sviluppo Sostenibile. In attuazione della Strategia, è stato posto in consultazione il documento sull'Economia Circolare.	SVILUPPO SOSTENIBILE Politiche ambientali
	In attuazione della legge sulla *green economy* e l'efficienza delle risorse, è stato inviato al Parlamento il primo 'Catalogo dei sussidi ambientalmente dannosi e favorevoli', per valutare l'impatto ambientale degli stessi.	CATALOGO DEI SUSSIDI Politiche ambientali
	Istituzione di un sistema di incentivazione della produzione e della diffusione del bio-metano per uso autotrazione, sviluppando al contempo la filiera nazionale, in accordo con le norme comunitarie in materia.	BIO-METANO Politiche ambientali
	Detrazione per le spese sostenute per l'acquisto degli abbonamenti ai servizi di trasporto pubblico locale e esclusione dal reddito imponibile del dipendente delle spese sostenute dal datore di lavoro per l'acquisto dei titoli di viaggio per il trasporto pubblico locale (cfr. tabella CSR).	POTENZIAMENTO DELLA MOBILITA' ALTERNATIVA Politiche ambientali
	Stanziate risorse per il rinnovo dei mezzi per il servizio di TPL per tutte le modalità (ferrovie urbane, metropolitane, sistemi tranviari, filoviari, autobus e mezzi navali (cfr. tabella CSR).	RINNOVO MEZZI DI TRASPORTO Politiche ambientali
	In corso di emanazione il Piano Strategico Nazionale della Mobilità Sostenibile, che delinea le linee strategiche del Paese per il rinnovo del parco dei mezzi su gomma per il trasporto pubblico locale e per la promozione e il miglioramento della qualità dell'aria con tecnologie innovative.	PIANO STRATEGICO NAZIONALE DELLA MOBILITÀ SOSTENIBILE Politiche ambientali
4 - Fonti rinnovabili [17%]	Adottata con decreto interministeriale il 10 novembre 2017 la Strategia Energetica Nazionale (SEN).	SEN Politiche ambientali
	In accordo con gli indirizzi strategici della SEN ed in attuazione della Legge europea 2017: i) ridefinito il sistema delle agevolazioni per le imprese a forte consumo di energia elettrica, esposte alla concorrenza internazionale, per armonizzarlo alle disposizioni comunitarie in materia; ii) avviato il percorso per garantire sostegno alle fonti rinnovabili elettriche; iii) avviato l'iter di revisione del sistema dei corrispettivi pagati dalle imprese a forte consumo di gas naturale, per stabilire un sistema di agevolazioni analogo a quello previsto per le imprese energivore e finanziare le misure di decarbonizzazione; iv) ampliata la platea degli impianti di produzione elettrica alimentati a biomasse potenzialmente interessati alla salvaguardia della produzione dopo il periodo di cessazione degli incentivi.	ENERGIVORI E FONTI RINNOVABILI ELETTRICHE Politiche ambientali
	Con la legge per il mercato e la concorrenza sono state introdotte semplificazioni in materia di fonti rinnovabili, efficienza energetica, sistemi autonomi di raccolta degli imballaggi, raccolta di metalli ferrosi e non ferrosi e raccolta di rifiuti di apparecchiature elettriche ed elettroniche. Con DM 1 febbraio 2018 sono state stabilite le "modalità semplificate relative agli adempimenti per l'esercizio delle attività di raccolta e trasporto dei rifiuti non pericolosi di metalli ferrosi e non ferrosi", al fine di verificare semplificazioni in materia di fonti rinnovabili, efficienza energetica e l'attuazione sistemi autonomi di raccolta degli imballaggi. Introdotte misure di razionalizzazione delle attività di controllo sugli impianti di produzione a fonti rinnovabili.	SEMPLIFICAZIONI Politiche ambientali
5 - Efficienza energetica [15,5 Mtep/anno]**	Completamento della liberalizzazione dei mercati della vendita al dettaglio di energia elettrica e gas introdotto con la legge per il mercato e la concorrenza.	MERCATO LIBERO Politiche ambientali
	La legge per il mercato e la concorrenza rafforza il divieto per le Regioni di adottare norme discriminatorie in materia di obblighi del c.d. 'terzo carburante' (GPL o metano) da affiancare a benzina e gasolio, limitandoli ai casi individuati da un decreto del MISE.	TERZO CARBURANTE Politiche ambientali

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TARGET NAZIONALI AL 2020	LISTA DELLE MISURE	SOTTO AREA DI POLICY
5 - Efficienza energetica [15,5 Mtep/anno]**	Pubblicato a marzo il decreto attuativo del Fondo Nazionale per l'Efficienza Energetica che sostiene gli interventi di efficienza energetica realizzati dalle imprese e dalla PA su immobili, impianti e processi produttivi.	FONDO NAZIONALE EFFICIENZA ENERGETICA Politiche ambientali
	Approvato il Piano d'Azione Nazionale per l'Efficienza Energetica (PAEE 2017) che illustra i risultati ottenuti in materia di efficienza energetica e descrive le misure finalizzate al raggiungimento del target al 2020.	PAEE 2017 Politiche ambientali
	Emanato il decreto per l'approvazione del programma 2016 per la riqualificazione energetica degli edifici della Pubblica Amministrazione centrale.	RIQUALIFICAZIONE ENERGETICA DEGLI EDIFICI DELLA PA Politiche ambientali
	Prorogata la maggiorazione delle detrazioni degli interventi di ristrutturazione edilizia e di riqualificazione energetica degli edifici finalizzati anche alla tutela del territorio. Rimodulate le agevolazioni per gli interventi di riqualificazione energetica degli edifici, estendendo la cessione del credito anche per gli interventi sui singoli immobili. Creata, nell'ambito del Fondo nazionale per l'efficienza energetica, una sezione dedicata alla promozione dell'eco-prestito. Per maggiori dettagli cfr. Tabella CSR.	ECOBONUS Politiche ambientali
6 -Abbandoni scolastici [16%]	Disponibili nuovi strumenti per l'alternanza scuola-lavoro e l'apprendistato, per contrastare la dispersione scolastica, orientare gli studenti verso il mondo del lavoro, facilitare l'occupabilità giovanile (Per maggiori dettagli cfr. tabella CSR). Sancito un Protocollo d'intesa ANPAL-MIUR per rafforzare il sistema dell'istruzione secondaria nell'ottica occupazionale con la previsione di una serie di interventi volti al rafforzamento del sistema di alternanza scuola - lavoro.	SISTEMA DUALE Istruzione
	Previsto il potenziamento degli Istituti Tecnici Superiori all'interno del Piano Impresa 4.0. Al fine di aumentare il numero degli studenti coinvolti (obiettivo: 20 mila studenti al 2020), stanziate risorse per il periodo 2018-2020.	ITS Istruzione
	Per il Piano Nazionale della Scuola Digitale (PNSD) stanziati: 134 milioni per gli ambienti digitali; 88 milioni per la rete Wifi; 80 milioni per competenze e creatività digitale; 40 milioni per l'imprenditorialità digitale.	PNSD Istruzione
	Istituita a ottobre la Cabina di Regia per il contrasto alla dispersione scolastica per una strategia nazionale unitaria e un piano nazionale delle misure anti-dispersione.	DISPERSIONE SCOLASTICA Istruzione
	Prevista l'attivazione di progetti educativi rafforzati nelle aree di esclusione sociale caratterizzate da povertà educativa minorile e dispersione scolastica, nonché da un elevato tasso di fenomeni di criminalità organizzata.	DISPERSIONE SCOLASTICA Istruzione
	Firmato a luglio 2017 il decreto per la realizzazione di Poli per l'infanzia relativo all'introduzione del sistema integrato di educazione e di istruzione dalla nascita fino ai sei anni.	SISTEMA INTEGRATO Istruzione
	Avviato un Piano nazionale per la sperimentazione del diploma in 4 anni.	DIPLOMA IN 4 ANNI Istruzione
	Finanziato PON 'Per la Scuola - competenze e ambienti per l'apprendimento', per l'attuazione dei processi di riforma della scuola e il miglioramento della qualità del sistema scolastico. Stanziate risorse per la formazione di studenti, docenti e adulti e per laboratori, attrezzature digitali per la scuola e per interventi di edilizia scolastica.	COMPETENZE Istruzione
	Estensione della carta elettronica per gli acquisti di beni e servizi culturali ai giovani che nel 2017 hanno compiuto 18 anni di età.	CARTA DELLO STUDENTE Istruzione

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TARGET NAZIONALI AL 2020	LISTA DELLE MISURE	SOTTO AREA DI POLICY
7 - Istruzione universitaria [26-27%]	Stanziate maggiori risorse per l'esonero dalle tasse per l'ingresso all'università per gli studenti di famiglie con ISEE inferiore a 13.000 euro (*no tax area*) nonché la riduzione delle stesse per gli studenti che hanno un ISEE fra 13.000 e 30.000 euro. Inoltre, gli studenti dei corsi di dottorato di ricerca che non sono beneficiari di borsa di studio sono esonerati dal pagamento delle tasse e dei contributi universitari.	DIRITTO ALLO STUDIO Istruzione universitaria
	Interventi mirati a incentivare la mobilità internazionale degli studenti meritevoli provenienti da contesti socio-economici svantaggiati.	MOBILITA' DEGLI STUDENTI Istruzione universitaria
	Finanziamento specifico di 3,75 milioni nel 2018 e 6,75 negli anni 2019 e 2020 per la promozione della formazione universitaria italiana all'estero attraverso lo strumento dei *road-show*, degli accordi bilaterali con speciale riguardo per il sostegno verso le Università bi-nazionali.	*ROAD-SHOW* Istruzione universitaria
	Potenziamento del FFO a decorrere dal 2018 per la rivalutazione delle borse di dottorato di ricerca, progressivamente erose nel valore reale dai contributi INPS.	DOTTORATO DI RICERCA Istruzione universitaria
	Avviato il progetto delle lauree professionalizzanti per armonizzare l'offerta formativa che sarà attivata dagli atenei con quella degli Istituti tecnici superiori (ITS).	LAUREE PROFESSIONALIZZANTI Istruzione universitaria
	Introdotte linee strategiche di sviluppo del sistema universitario, funzionali a stimolare e premiare gli Atenei che nell'ambito della didattica, della ricerca e dell'internazionalizzazione ottengono i migliori risultati.	PREMI GLI ATENEI Istruzione universitaria
	Istituito il Piano per i Dipartimenti di Eccellenza a dicembre 2017. In merito al piano, 180 Dipartimenti hanno ricevuto la prima *tranche* quinquennale di finanziamenti di cui almeno il 25 per cento dovrà essere impiegato per l'assunzione di ricercatori di tipo B.	PIANO PER I DIPARTIMENTI DI ECCELLENZA Istruzione universitaria
8 - Contrasto alla povertà [Diminuzione di 2.200.000 poveri, deprivati materialmente o appartenenti a famiglie a bassa intensità di lavoro].	Introduzione, dal 1° gennaio 2018, del REI, quale misura unica nazionale di contrasto alla povertà e all'esclusione sociale. Estesa la platea dei beneficiari a tutti i disoccupati di età superiore ai 55 anni. Da luglio 2018, inoltre dovranno decadere tutti i requisiti relativi alle caratteristiche del nucleo richiedente (per maggiori dettagli cfr. Tabella CSR).	REDDITO DI INCLUSIONE Povertà e inclusione
	Potenziato lo strumento dell'assegno di ricollocazione (per maggiori dettagli cfr. Tabella CSR).	ASSEGNO DI RICOLLOCAZIONE Politiche attive del lavoro
	Assunzioni di assistenti sociali con rapporto di lavoro a tempo determinato attraverso risorse a valere e nei limiti della quota del Fondo Povertà ad essi attribuita per il rafforzamento degli interventi e dei servizi sociali.	RAFFORZAMENTO SERVIZI SOCIALI Povertà e inclusione
	Istituzione di un credito di imposta per il 2018-2020 del 65 per cento delle erogazioni effettuate per gli interventi e le misure di contrasto alle povertà, alle fragilità sociali e al disagio giovanile, di tutela dell'infanzia, di cura e assistenza agli anziani e ai disabili.	EROGAZIONI A FAVORE DELLE FASCE DEBOLI Povertà e inclusione
	Istituita la rete della protezione e dell'inclusione sociale per il confronto e programmazione delle politiche sociali e di coinvolgimento nelle decisioni programmatiche del terzo settore e delle parti sociali. Previste disposizioni per incrementare le agevolazioni per il sostegno alla spesa energetica delle fasce meno abbienti (bonus elettrico e bonus gas).	RETE DELLA PROTEZIONE E DELL'INCLUSIONE SOCIALE Povertà e inclusione

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TARGET NAZIONALI AL 2020	LISTA DELLE MISURE	SOTTO AREA DI POLICY
8 - Contrasto alla povertà [Diminuzione di 2.200.000 poveri, deprivati materialmente o appartenenti a famiglie a bassa intensità di lavoro].	A partire dal 2017 riconosciuto un buono di 1.000 euro per il pagamento di rette relative alla frequenza di asili nido pubblici e privati, fruiti dai nati a decorrere dal 1° gennaio 2016, nonché per l'introduzione di forme di supporto presso la propria abitazione in favore dei bambini al di sotto dei tre anni affetti da gravi patologie croniche. Riconosciuto un premio alla nascita o all'adozione pari a 800 euro corrisposto in un'unica soluzione. Istituito il 'Fondo di sostegno alla natalità', volto a favorire l'accesso al credito delle famiglie con uno o più figli nati o adottati dal 1° gennaio 2017.	MISURE DI SOSTEGNO ALLE FAMIGLIE Povertà e inclusione
	Stanziati 8 milioni al fine di finanziare progetti afferenti le politiche per la famiglia. Ogni progetto potrà ricevere un finanziamento massimo di 250 mila euro.	POLITICHE PER LA FAMIGLIA Povertà e inclusione
	Completata, con tre decreti legislativi approvati a giugno 2017, la revisione e sistematizzazione della disciplina riguardante il Terzo settore con l'introduzione del relativo Codice.	CODICE DEL TERZO SETTORE Terzo Settore
	Innalzamento delle soglie reddituali per l'accesso al cd. bonus 80 euro, con conseguente ampliamento della platea dei lavoratori beneficiari. Analogamente, il bonus decresce, fino ad annullarsi, in presenza di un reddito complessivo pari o superiore a 26.600 euro (per maggiori dettagli cfr. Tabella CSR).	POLITICA FISCALE Sostegno ai redditi

* l'obiettivo italiano di riduzione del 13% delle emissioni rispetto al 2005 al 2020 riguarda i settori non ETS.

** L'obiettivo di efficienza energetica è rilevato in risparmi sugli usi finali così come previsto dalla Direttiva UE.

È possibile scaricare il
DOCUMENTO DI ECONOMIA E FINANZA
dai siti Internet
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ISSN: 2239-0928

Exhibit (4)

Update of the 2018 Economic and Financial Document, dated September 27, 2018

MINISTERO DELL'ECONOMIA E DELLE FINANZE



NOTA DI AGGIORNAMENTO DEL

DOCUMENTO DI ECONOMIA E FINANZA 2018

MINISTERO DELL'ECONOMIA E DELLE FINANZE

NOTA DI AGGIORNAMENTO DEL DOCUMENTO DI ECONOMIA E FINANZA 2018

Presentata dal Presidente del Consiglio dei Ministri
Giuseppe Conte

e dal Ministro dell'Economia e delle Finanze
Giovanni Tria

Deliberata dal Consiglio dei Ministri il 27 Settembre 2018

PREMESSA

La Nota di Aggiornamento del DEF di quest'anno riveste particolare importanza in quanto si tratta del primo documento di programmazione economica del nuovo Governo ed essa viene presentata in una fase di cambiamento nelle relazioni economiche e politiche a livello internazionale, accompagnato da segnali di rallentamento della crescita economica e del commercio mondiale.

Il Contratto firmato dai leader della coalizione di Governo formula ambiziosi obiettivi in campo economico e sociale, dall'inclusione al welfare, dalla tassazione all'immigrazione. Vi è inoltre una pressante esigenza di conseguire una crescita più sostenuta dell'economia e dell'occupazione e di chiudere il divario di crescita che l'Italia ha registrato nei confronti del resto d'Europa nell'ultimo decennio.

L'obiettivo primario della politica economica del Governo è di promuovere una ripresa vigorosa dell'economia italiana, puntando su un incremento adeguato della produttività del sistema paese e del suo potenziale di crescita e, allo stesso tempo, di conseguire una maggiore resilienza rispetto alla congiuntura e al peggioramento del quadro economico internazionale.

Ciò richiede un cambiamento profondo delle strategie di politica economica e di bilancio che negli anni passati non hanno consentito di aumentare significativamente il tasso di crescita, ridurre il tasso di disoccupazione e porre il rapporto debito/PIL su uno stabile sentiero di riduzione.

Anche il rafforzamento della fiducia dei mercati finanziari e l'aumento dell'attrattività dell'Italia per gli investimenti esteri incontrano un ostacolo in previsioni di crescita non soddisfacenti e non in grado di produrre quel consenso e stabilità sociale che sono la base per la creazione di un ambiente favorevole alle attività economiche.

La strategia di politica economica del Governo è quindi quella di affrontare efficacemente questi problemi ponendosi l'obiettivo di ridurre sensibilmente entro i primi due anni della legislatura il divario di crescita rispetto all'eurozona e in tal modo assicurare la diminuzione costante del rapporto debito/PIL in direzione dell'obiettivo stabilito dai trattati europei.

In questa strategia il rilancio degli investimenti è la componente cruciale e uno strumento essenziale per perseguire obiettivi di sviluppo economico sostenibile e socialmente inclusivo. A causa delle politiche svolte in passato, gli investimenti pubblici quest'anno toccheranno un nuovo minimo dell'1,9 per cento in rapporto al PIL, laddove nel decennio precedente la crisi del 2011 essi furono pari in media al 3 per cento del PIL. Il Governo si propone di promuovere gli

investimenti pubblici e privati nel quadro di un ambiente economico e sociale favorevole attraverso l'azione normativa e una riorganizzazione mirata della pubblica amministrazione. Nell'arco della presente legislatura è auspicabile riportare gli investimenti pubblici ai livelli pre-crisi, il che richiederà non solo adeguati spazi finanziari, ma anche un recupero di capacità decisionali, progettuali e gestionali.

A questo scopo, il Governo intende mettere in campo una serie di azioni ad ampio raggio volte ad espandere, accelerare e rendere più efficiente la spesa per investimenti pubblici, migliorando la capacità delle pubbliche amministrazioni di preparare, valutare e gestire piani e progetti. Nel quadro di queste azioni, il Governo attiverà entro la fine di quest'anno una task force sugli investimenti pubblici. Riprendendo le esperienze di altri Paesi, che hanno affrontato con successo problematiche di investimenti pubblici e di gap infrastrutturali simili a quelli italiani, il Governo creerà inoltre un centro di competenze dedicato. Questo avrà il compito di offrire servizi di assistenza tecnica e di assicurare standard di qualità per la preparazione e la valutazione di programmi e progetti da parte delle amministrazioni pubbliche centrali e periferiche. Questa azione permetterà anche di creare nel tempo un insieme di capacità professionali interne alla PA nell'intera gamma di competenze, tipologie e dimensioni della progettazione tecnica ed economica degli investimenti pubblici.

Lo sforzo di rilancio degli investimenti e di sviluppo delle infrastrutture dovrà coinvolgere non solo tutti i livelli delle amministrazioni pubbliche, ma anche le società partecipate o titolari di concessioni pubbliche che hanno, in numerosi casi, beneficiato di un regime di bassi canoni ed elevate tariffe, rinviando i programmi di investimento previsti nei piani economici finanziari. Gli opportuni cambiamenti organizzativi e regolatori saranno prontamente introdotti onde rimuovere gli ostacoli che hanno frenato le opere pubbliche assicurando, al contempo, congrui livelli di investimento da parte delle società concessionarie, nonché un riequilibrio del regime dei canoni.

In questo quadro assume particolare rilievo un rinnovato impegno del Governo a promuovere la liberalizzazione nei settori ancora caratterizzati da rendite monopolistiche e da ostacoli alla concorrenza, con risultati benefici sul fronte dei prezzi, dell'efficienza e degli incentivi all'innovazione.

Settori strategici per la crescita su cui il Governo punterà anche per realizzare opportune sinergie pubblico-privato sono in particolare quelli della ricerca scientifica e tecnologica, della formazione di capitale umano, della innovazione e delle infrastrutture, in quanto portatori di effetti rilevanti e duraturi sulla produzione e la capacità del Paese di creare valore.

Il mutamento di strategia di politica economica a sostegno della crescita richiede anche di creare le condizioni favorevoli ad un rapido processo di ristrutturazione e ammodernamento della nostra struttura produttiva. Questo appare ancora più necessario a fronte dell'esigenza di porsi al passo con l'innovazione tecnologica e i mutamenti imposti dall'economia digitale e le nuove dimensioni della competizione globale. A tal fine è anche necessario riformare

profondamente la logica e il disegno degli investimenti in capitale umano per favorire l'efficiente allocazione delle risorse.

Lo strumento del reddito di cittadinanza che verrà posto in essere fin dal prossimo anno è un obiettivo primario del governo ed è necessario per assicurare un più rapido ed efficace accompagnamento al lavoro dei cittadini. Esso ha il duplice scopo di garantire la necessaria mobilità del lavoro e un reddito per coloro che nelle complicate fasi di transizione, determinate dai processi di innovazione, si trovano in difficoltà. Tale misura eliminerà al tempo stesso sacche di povertà non accettabili nel settimo paese più industrializzato del mondo.

Parimenti è necessaria una riforma del sistema pensionistico allo scopo di promuovere il rinnovo delle competenze professionali necessarie a supportare il processo di innovazione. L'attuale regime, infatti, pur garantendo nel lungo periodo la stabilità finanziaria del sistema previdenziale, nel breve e medio periodo impedisce alle imprese il fisiologico turnover delle risorse umane impiegate. Per consentire al mercato del lavoro di stare al passo con i progressi tecnologici è oggi necessario accelerare e non ritardare questo processo e dare spazio alle nuove generazioni interrompendo il paradosso per il quale giovani, anche con elevata istruzione, rimangono fuori dal mondo produttivo mentre le generazioni più anziane non possono uscirne.

Infine è necessario semplificare il sistema di tassazione diretta e indiretta, riducendo allo stesso tempo la pressione fiscale su imprese e famiglie, come più volte raccomandato anche dalle istituzioni internazionali. Dal prossimo anno si inizierà ad agire in modo deciso sulla tassazione delle imprese.

I vincoli finanziari entro cui si attuerà il programma sono stringenti: la pressione fiscale in Italia rimane assai elevata, e il quadro tendenziale di finanza pubblica, ereditato dal precedente governo, prevede un ulteriore inasprimento dell'imposizione indiretta, contro cui il nuovo Parlamento si è già pronunciato, impegnando il Governo ad assumere tutte le iniziative per favorire il disinnesco delle clausole di salvaguardia inerenti all'aumento delle aliquote IVA e delle accise su benzina e gasoli.

Di importanza fondamentale è anche la riduzione del debito pubblico in rapporto al PIL, che da ormai trent'anni vincola le politiche economiche e sociali dell'Italia e che - a prescindere dalle regole di bilancio europee - va affrontato al fine di liberare spazi di bilancio e ridurre la pressione fiscale. Gli ultimi dati Istat mostrano che negli scorsi tre anni il rapporto fra debito pubblico e PIL è sceso di soli sei decimi di punto sebbene le condizioni economiche e finanziarie a livello europeo ed internazionale fossero nel complesso favorevoli. Il Governo intende seguire un approccio che combini responsabilità fiscale e stimolo alla crescita, assicurando una graduale riduzione del rapporto debito/PIL.

È altresì necessario che le politiche europee e le regole fiscali comuni siano maggiormente orientate alla crescita e alla convergenza economica fra i paesi dell'Area euro. Il Governo intende giocare un ruolo critico ma anche propositivo e propulsivo riguardo all'approfondimento dell'Unione Monetaria e alle politiche

dell'Unione Europea, al fine di rafforzare la crescita economica e sociale e il ribilanciamento fra paesi membri in termini di livelli di reddito e di occuapazione. All'interno di questo disegno dovrà essere garantita anche la tutela dei risparmiatori e la fiducia nel sistema bancario anche con il graduale completamento dell'Unione bancaria e del mercato dei capitali.

Gli squilibri macroeconomici dei paesi membri devono essere corretti in modo simmetrico, coinvolgendo maggiormente quelli che attualmente presentano elevati surplus di partite correnti e di bilancio. Le distorsioni degli attuali meccanismi di sorveglianza multilaterale e delle regole di bilancio vanno superate, al fine di debellare le pressioni deflazionistiche, ancora oggi evidenti in alcuni paesi membri, e ripristinare un clima di ottimismo circa le prospettive economiche dell'Area Euro e più in generale dell'Europa.

Obiettivi di crescita e di finanza pubblica

Nella prima metà dell'anno la crescita economica in Italia e in Europa ha rallentato, in corrispondenza di un indebolimento del commercio mondiale e della produzione industriale. La cosiddetta 'guerra dei dazi' ha probabilmente influito su aspettative e decisioni di investimento in scorte e beni capitali da parte delle imprese, con complessi effetti tramite le catene del valore. La previsione macroeconomica tendenziale prende atto di questa evoluzione e del peggioramento di alcuni indicatori congiunturali. La stima di crescita del PIL per quest'anno scende dall'1,5 all'1,2 per cento, e la previsione tendenziale per il 2019 viene ridotta dall'1,4 allo 0,9 per cento. Nei due anni seguenti, la crescita riprenderebbe lievemente, salendo all'1,1 per cento. Queste previsioni si basano sulla legislazione vigente, che prevede corposi rialzi delle imposte indirette a partire dal 2019.

Il Governo ritiene, come già sottolineato, che i tassi di crescita del PIL e dell'occupazione dello scenario tendenziale siano inaccettabilmente bassi. Il programma fiscale ereditato dal precedente governo non consentirebbe inoltre di attuare i punti qualificanti del Contratto di Governo e di promuovere il rilancio degli investimenti poc'anzi prospettato. Si intende pertanto adottare una politica fiscale meno restrittiva, con un indebitamento netto pari al 2,4 per cento del PIL nel 2019, al 2,1 per cento nel 2020 e all'1,8 per cento nel 2021. Si ritiene tale livello compatibile sia con le esigenze di stimolo all'economia sia con la volontà di mantenere una gestione delle finanze pubbliche stabile ma più graduale e meglio congegnata rispetto allo scenario tendenziale.

Il Governo ritiene inoltre opportuno intervenire sulle clausole di salvaguardia ereditate dal passato attraverso la totale sterilizzazione degli aumenti previsti per il 2019 e la loro riduzione per il biennio successivo. Nel Programma di Stabilità 2019 sarà presentato un piano di intervento volto a sostituire le residue clausole di salvaguardia con interventi di riduzione della spesa e di potenziamento dell'attività di riscossione delle imposte.

L'obiettivo del Governo è quello di ridurre sensibilmente il divario di crescita con l'Area euro, che permane da oltre un decennio. La politica economica, l'azione di riforma, la buona gestione della PA e il dialogo con imprese e cittadini saranno quindi rivolti a conseguire una crescita del PIL di almeno l'1,5 per cento nel 2019 e l'1,6 per cento nel 2020, come indicato nel nuovo quadro programmatico. Su un orizzonte più lungo, l'Italia dovrà crescere più rapidamente del resto d'Europa, onde recuperare il terreno perso negli ultimi vent'anni.

Questi obiettivi di crescita economica sono ambiziosi ma realistici, e potrebbero essere oltrepassati, per almeno due motivi.

In primo luogo, le azioni che il Governo ha già intrapreso per rimuovere gli ostacoli agli investimenti cominceranno a dispiegare i loro effetti sul PIL già nel 2019. A tal fine sono state recentemente approvate le prime misure per consentire l'utilizzo degli avanzi da parte delle amministrazioni territoriali. Ulteriori interventi per semplificare e consentire l'utilizzo degli avanzi di amministrazione per investimenti saranno definiti nella prossima legge di bilancio. Come già illustrato precedentemente, verrà inoltre varato un piano di investimenti pubblici sorretto da un adeguamento della capacità progettuale, di valutazione e selezione della pubblica amministrazione, da una penetrante semplificazione normativa e dalla riforma dei meccanismi di gestione dei servizi pubblici. Una rilevazione interna presso un campione rappresentativo di grandi aziende delle infrastrutture e dell'energia indica che l'attuazione delle suddette misure porterebbe a livelli di investimento superiori di oltre il 10 per cento rispetto allo scenario tendenziale. Se ciò avverrà il tasso di crescita dell'economia italiana potrà essere significativamente superiore a quello indicato prudenzialmente nel presente documento.

In secondo luogo, i recenti livelli dei rendimenti sui titoli di Stato, su cui ci si è basati per formulare le previsioni programmatiche di crescita e di finanza pubblica, non riflettono i dati fondamentali del Paese (surplus di bilancio primario della PA, surplus di partite correnti, basso debito privato, solido sistema bancario). Contiamo che una volta che il programma di politica economica del Governo sarà approvato dal Parlamento, si dissolva l'incertezza che ha gravato sul mercato dei titoli di Stato negli ultimi mesi. Con livelli dei rendimenti più allineati ai dati fondamentali, le proiezioni di crescita economica e di finanza pubblica miglioreranno significativamente.

Per quanto riguarda la riduzione del debito pubblico, lo scenario programmatico, pur con previsioni di crescita prudenziali e di rendimenti sui titoli di Stato elevati, traccia in ogni caso un percorso di significativa riduzione del rapporto debito/PIL, che dal 131,2 per cento del 2017 scenderà al 126,7 per cento nel 2021. Una riduzione ancor più accentuata sarà possibile se si realizzerà la maggior crescita a cui il Governo punta come obiettivo prioritario.

Punti essenziali del programma di politica economica e finanziaria

Oltre agli interventi sulle clausole di salvaguardia, il programma di politica economica e finanziaria illustrato nel presente documento può essere riassunto nei seguenti punti principali:

- *Attuazione del Reddito di Cittadinanza nell'ambito di un'ampia riforma delle politiche di inclusione sociale;*
- *Introduzione di modalità di pensionamento anticipato per incentivare l'assunzione di lavoratori giovani;*
- *Prima fase dell'introduzione della 'flat tax' a favore di piccole imprese, professionisti e artigiani;*
- *Taglio dell'imposta sugli utili d'impresa per le aziende che reinvestono i profitti e assumono lavoratori aggiuntivi;*
- *Rilancio degli investimenti pubblici e della ricerca scientifica e tecnologica;*
- *Promozione dei settori-chiave dell'economia, in primis il manifatturiero avanzato, le infrastrutture e le costruzioni.*

Si tratta di un ambizioso programma, che mira anzitutto a rispondere all'aumento della povertà registrato dalla crisi in poi, soprattutto fra i giovani e le famiglie numerose e nelle regioni meridionali del Paese, e a consentire, come sopra ricordato, una maggiore flessibilità nei pensionamenti anticipati, creando maggiore spazio per l'occupazione giovanile. Esso verrà attuato con gradualità, onde conseguire una significativa riduzione del rapporto debito/PIL nel prossimo triennio.

Ciò consentirà di combinare in una strategia coerente le istanze di cambiamento e le aspettative degli italiani con i vincoli economici e finanziari. Si sono individuate priorità chiare e indicati gli strumenti per perseguirle. Confido che la presente Nota di Aggiornamento ponga le basi per una proficua sessione di Bilancio e, cosa più importante, per una vera ripresa dell'Italia nei prossimi anni.

Giovanni Tria

Ministro dell'Economia e delle Finanze

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I. QUADRO COMPLESSIVO E OBIETTIVI DI POLITICA DI BILANCIO

I.1 TENDENZE RECENTI E PROSPETTIVE PER L'ECONOMIA ITALIANA

La ripresa dell'economia italiana è continuata nella prima metà dell'anno, ma a un ritmo inferiore alle attese. Il tasso di crescita annualizzato del PIL, che nel 2017 era stato in media pari all'1,6 per cento, è infatti sceso allo 0,9 per cento. Anche alla luce dei più recenti indicatori congiunturali, che prefigurano un modesto ritmo di espansione nei mesi finali dell'anno, la previsione di crescita del PIL per il 2018 scende dall'1,5 all'1,2 per cento.

L'andamento del deflatore del PIL è stato invece in linea con la previsione annuale contenuta nel DEF 2018, pari all'1,3 per cento, che è confermata. La crescita del PIL nominale stimata per quest'anno scende pertanto dal 2,9 al 2,5 per cento (al netto di effetti di arrotondamento).

Le pressioni inflazionistiche interne rimangono modeste. Il tasso d'inflazione al consumo ha mostrato una tendenza al rialzo e la previsione annua per l'indice armonizzato sale all'1,3 per cento, dall'1,1 per cento del DEF. Ciò è tuttavia prevalentemente il risultato di un aumento dei prezzi energetici. L'1,6 per cento di inflazione tendenziale registrato ad agosto si accompagna infatti ad un andamento di fondo (al netto degli energetici ed alimentari freschi) dello 0,8 per cento.

FIGURA I.1: PRODOTTO INTERNO LORDO (tasso di crescita percentuale)



PIL (variazione congiunturale annualizzata)
PIL (variazione tendenziale)
%
4
3
2
1
0
-1
-2
-3
-4
-5
2T11
4T11
2T12
4T12
2T13
4T13
2T14
4T14
2T15
4T15
2T16
4T16
2T17
4T17
2T18

Fonte: ISTAT.

Considerando le componenti della domanda aggregata, secondo gli ultimi dati Istat, la minor crescita registrata nella prima metà dell'anno è dovuta ad un andamento leggermente inferiore alle attese dei consumi delle famiglie e marcatamente peggiore per quanto riguarda le esportazioni. A sua volta, il calo dell'export è stato particolarmente accentuato in mercati e prodotti che sono stati oggetto di politiche commerciali e industriali di stampo protezionistico. Hanno anche pesato negativamente la perdita di slancio di alcuni rilevanti paesi di destinazione delle nostre esportazioni e il forte deprezzamento del tasso di cambio di altri. I rischi esogeni per la previsione del PIL evidenziati nel DEF 2018 si sono quindi già in parte materializzati nella prima metà dell'anno.

Dal lato dell'offerta, in corrispondenza del calo delle esportazioni si è verificato un marcato rallentamento della produzione e del valore aggiunto dell'industria, mentre la crescita dei servizi ha proseguito ad un ritmo moderato. Questo ultimo è il risultato di un andamento assai dinamico del settore commercio, trasporto, alloggio e ristorazione e della persistente contrazione dei servizi di comunicazione e informazione e delle attività finanziarie, bancarie e assicurative, con i restanti settori in crescita moderata (attività professionali e di supporto) o bassa (attività immobiliari).

L'andamento dell'occupazione nella prima metà dell'anno è stato positivo, giacché si è registrata una crescita tendenziale dell'1,2 per cento in termini di occupati. Nel secondo trimestre, il numero di occupati (RCFL) e le ore lavorate sono cresciute rispettivamente dell'1,7 e dell'1,5 per cento sul corrispondente periodo del 2017 e il tasso di occupazione ha raggiunto il 59,1 per cento, con il tasso di disoccupazione in discesa al 10,7 per cento - i migliori risultati in tempi recenti e tuttavia ancora inaccettabili a dieci anni dalla crisi. È inoltre aumentato il ricorso ai contratti di lavoro a termine, fenomeno che è stato oggetto della prima iniziativa legislativa del nuovo Governo, il D.L. Dignità[1].

Va anche rilevato che, a dispetto del rallentamento della crescita reale delle esportazioni e della salita del prezzo del petrolio, il saldo della bilancia commerciale nei primi sette mesi dell'anno è rimasto largamente positivo (24,7 miliardi, contro i 25,6 dello stesso periodo del 2017). Nello stesso periodo, le partite correnti della bilancia dei pagamenti sono risultate in surplus per 24,2 miliardi, in miglioramento sui 22,7 del corrispondente periodo dello scorso anno. La stima annuale del saldo delle partite correnti è stata rivista al rialzo dal 2,5 al al 2,8 per cento del PIL, lo stesso livello del 2017.

Per quanto attiene la finanza pubblica, l'indebitamento netto della PA nel 2018 è ora stimato all'1,8 per cento del PIL, con una revisione al rialzo di 0,2 punti percentuali in confronto al DEF di aprile a motivo della minore crescita del PIL nominale e di oneri per interessi che sono rivisti al rialzo per poco più di 1,9 miliardi di euro (0,11 punti percentuali di PIL). Pur con questa revisione, il dato di quest'anno risulterebbe in sensibile discesa rispetto al 2,4 per cento registrato nel 2017 secondo le ultime stime Istat.

[1] D.L. n. 87 del 12 luglio 2018, convertito in legge con modificazioni dalla Legge n. 96, 9 agosto 2018.

I.2 QUADRO MACROECONOMICO E DI FINANZA PUBBLICA TENDENZIALE

Lo scenario tendenziale 2019-2021 incorpora gli aumenti dell'IVA previsti dalla Legge di Bilancio 2018 e che avrebbero luogo a gennaio 2019, gennaio 2020 e gennaio 2021. Come già illustrato nel DEF, tali aumenti avrebbero un effetto depressivo sulla domanda aggregata e sul PIL e farebbero accelerare la crescita dei deflatori di consumi e PIL.

In confronto al DEF, le variabili esogene della previsione esercitano un effetto più sfavorevole sulla crescita del PIL: le proiezioni del prezzo del petrolio sono infatti salite, l'andamento previsto del commercio mondiale è meno favorevole, il tasso di cambio ponderato dell'euro si è rafforzato e i tassi di interesse e i rendimenti sui titoli pubblici sono più elevati. Per quanto riguarda il 2019, vi è inoltre un minore effetto di trascinamento derivante dalla revisione al ribasso della crescita prevista per la seconda metà di quest'anno.

Tenuto conto di tutti questi effetti, la crescita del PIL prevista per il 2019 nello scenario tendenziale scende dall'1,4 del DEF allo 0,9 per cento; quella del 2020 diminuisce dall'1,3 all'1,1 per cento ed infine quella per il 2021 viene ridotta più marginalmente, dall'1,2 all'1,1 per cento.

Il quadro economico tendenziale qui presentato è stato validato dall'Ufficio Parlamentare di Bilancio in data 19 settembre 2018.

TAVOLA I.1: QUADRO MACROECONOMICO TENDENZIALE (variazioni percentuali, salvo ove non diversamente indicato)

	2016	2017	2018	2019	2020	2021
PIL	1,1	1,6	1,2	0,9	1,1	1,1
Deflatore PIL	1,1	0,5	1,3	1,8	1,7	1,5
Deflatore consumi	0,2	1,1	1,3	2,2	2,0	1,5
PIL nominale	2,3	2,1	2,5	2,7	2,8	2,6
Occupazione (ULA)	1,3	0,9	0,7	0,6	0,7	0,8
Occupazione (FL)	1,3	1,2	1,2	0,8	0,7	0,8
Tasso di disoccupazione	11,7	11,2	10,6	10,1	9,9	9,5
Saldo corrente Bilancia dei Pagamenti in % PIL	2,6	2,8	2,8	2,7	2,9	3,0
PIL nominale (in milioni di euro)	*1.689,7*	*1.725,0*	*1.767,6*	*1.816,1*	*1.866,7*	*1.915,6*
p.m. PIL (DEF 2018)	*0,9*	*1,5*	*1,5*	*1,4*	*1,3*	*1,2*
PIL nominale (DEF 2018)	*1,7*	*2,1*	*2,9*	*3,2*	*3,1*	*2,7*

L'indebitamento netto tendenziale della PA nel 2019 è rivisto al rialzo dallo 0,8 all'1,2 per cento del PIL. Ciò è spiegato dal minor livello del PIL nominale della previsione aggiornata e dal più elevato livello dei rendimenti sui titoli di Stato ipotizzati nella previsione. A questo proposito, è opportuno sottolineare che, come di consueto, la previsione ufficiale si basa sulla curva dei rendimenti di mercato osservati nelle settimane precedenti la chiusura della previsione. In confronto al DEF, la curva dei rendimenti ha subìto una traslazione verso l'alto che su alcune scadenze eccede un punto percentuale. Ciò spiega perché la spesa per interessi nel 2019 sia ora cifrata in 3,6 punti di PIL, contro i 3,5 del DEF.

Nella previsione tendenziale, l'impatto dei più elevati rendimenti ipotizzati cresce nel tempo malgrado la elevata vita media residua del debito per via delle nuove emissioni. Rispetto al DEF, la spesa per interessi crescerebbe di 0,2 punti di PIL nel 2020 e di 0,3 nel 2021. L'indebitamento netto della PA è rivisto al rialzo anche per il 2020 e 2021, anche a causa della revisione al ribasso della crescita del PIL nominale. Nell'anno finale della previsione, il 2021, l'indebitamento netto è ora proiettato allo 0,5 per cento del PIL, mentre nel DEF si prevedeva un surplus dello 0,2 per cento.

Per quanto riguarda il rapporto debito/PIL, la nuova previsione tendenziale continua a indicarne una riduzione nel prossimo triennio, ma di entità inferiore a quanto riportato nel DEF. Partendo da 131,2 per cento nel 2017[2], il rapporto scenderebbe a 124,6 per cento nel 2021 (contro 122,0 per cento nella stima DEF). Va segnalato che, coerentemente con il DEF, la proiezione tendenziale ipotizza introiti da dismissioni pari a 0,3 punti percentuali di PIL all'anno nel periodo 2018-2020, mentre tali introiti non sono messi in conto per il 2021.

Nel 2019 la Regola del debito non sarebbe pienamente soddisfatta in chiave prospettica (*forward looking*), giacché la differenza fra il dato proiettato e il livello di riferimento secondo la Regola (122,2 per cento nel 2021) sarebbe pari a 2,4 punti percentuali, mentre nel DEF risultava essere pari a 0,8 punti. Questo peggioramento riflette la minor crescita del PIL e i più elevati pagamenti per interessi della previsione aggiornata.

I.3 OBIETTIVI DELLA POLITICA DI BILANCIO E QUADRO MACROECONOMICO PROGRAMMATICO

Il programma di politica economica e finanziaria del Governo illustrato nel presente documento è coerente con il Contratto di Governo e con la Risoluzione parlamentare sul DEF 2018, approvata dal Parlamento il 19 giugno scorso. Esso può essere riassunto nei seguenti punti principali:

- Totale cancellazione degli aumenti dell'IVA previsti per il 2019;
- Introduzione del Reddito di Cittadinanza;
- Riforma e potenziamento dei centri per l'impiego;
- Introduzione di modalità di pensionamento anticipato per favorire l'assunzione di lavoratori giovani;
- Prima fase di attuazione della 'flat tax', tramite l'innalzamento delle soglie minime per il regime semplificato d'imposizione su piccole imprese, professionisti e artigiani;
- Taglio dell'imposta sugli utili d'impresa per le aziende che reinvestono i profitti e assumono lavoratori aggiuntivi;
- Rilancio degli investimenti pubblici attraverso un incremento delle risorse finanziarie, rafforzamento delle capacità tecniche delle amministrazioni centrali e locali nella fase di progettazione e valutazione dei progetti, nonchè

[2] I dati sul rapporto debito/PIL degli anni 2016-2017 sono stati rivisti al ribasso rispetto al DEF a motivo della revisione al rialzo del PIL nominale nel comunicato Istat del 21 settembre 2018. Il dato del 2017 scende dal 131,8 al 131,2 per cento.

una maggiore efficienza dei processi decisionali a tutti i livelli della PA, modifiche al Codice degli appalti e la standardizzazione dei contratti di partenariato pubblico-privato;

- Programma di manutenzione straordinaria della rete viaria e di collegamenti italiana;
- Politiche di rilancio dei settori-chiave dell'economia, in primis il manifatturiero avanzato, le infrastrutture e le costruzioni;

Si tratta di un ambizioso programma di politica economica, che mira anzitutto a rispondere all'aumento della povertà registrato dalla crisi in poi, soprattutto fra i giovani e le famiglie numerose e nelle regioni meridionali del Paese, e a consentire una maggiore flessibilità nei pensionamenti, creando maggiore spazio per l'occupazione giovanile. Questi obiettivi vengono combinati con quella che il Governo ritiene essere l'assoluta priorità per il Paese, ovvero il rilancio della crescita sostenibile, degli investimenti e dell'occupazione.

Gli aumenti di IVA e accise previsti dalla legislazione vigente per gli anni 2020 e 2021 verranno parzialmente cancellati, rinviando al Programma di Stabilità 2019 la definizione di interventi di revisione della spesa corrente e di miglioramento della riscossione delle imposte che consentano la completa eliminazione delle clausole di salvaguardia.

Il programma di politica economica e finanziaria del Governo verrà attuato con gradualità, onde conseguire nel medio termine una consistente riduzione del rapporto debito/PIL. Partendo da deficit tendenziali pari all'1,2 per cento del PIL nel 2019, 0,7 nel 2020 e 0,5 nel 2021, la manovra punta a conseguire un indebitamento netto della PA pari al 2,4 per cento nel 2019, al 2,1 nel 2020 e all'1,8 nel 2021. In confronto allo scenario tendenziale, la manovra 2019-2021 fornirà uno stimolo all'attività economica ben superiore. Sebbene le stime di finanza pubblica non comprendano effetti di retroazione della maggiore crescita sul saldo di bilancio, il più alto livello del PIL nominale contribuirà a ridurre il rapporto debito/PIL nel corso del triennio.

Il profilo dei conti pubblici testé illustrato modifica sensibilmente il sentiero dell'indebitamento netto rispetto a quanto indicato nel DEF dello scorso aprile. Come rappresentato nella Relazione al Parlamento allegata alla presente Nota di Aggiornamento, il saldo strutturale, dopo il miglioramento di 0,2 punti di PIL previsto per quest'anno, peggiorerebbe di 0,8 punti nel 2019 e presenterebbe una variazione nulla nel 2020 e nel 2021. Il Governo prevede di riprendere il processo di riduzione dell'indebitamento strutturale dal 2022 in avanti. Laddove il PIL reale e l'occupazione oltrepassassero i livelli pre-crisi prima del 2021, i tempi di questa riduzione verrebbero accelerati.

Per quanto riguarda le variabili macroeconomiche, la più graduale discesa dell'indebitamento netto e la diversa composizione del bilancio previste per i prossimi due anni portano ad un differenziale di crescita a favore dello scenario programmatico in confronto a quello tendenziale. Il PIL è previsto infatti crescere dell'1,5 per cento nel 2019 e dell'1,6 per cento nel 2020 e dell'1,4 nel 2021. Il livello del PIL nominale nello scenario programmatico è sensibilmente superiore a quello tendenziale lungo tutto il triennio di programmazione.

Nel paragrafo III.2 sono illustrati gli ambiti specifici delle misure e relative coperture che saranno rinvenute tramite la Legge di Bilancio 2019, mentre il paragrafo II.3 contiene un'analisi dei relativi impatti sulla crescita del PIL.

TAVOLA I.2: QUADRO MACROECONOMICO PROGRAMMATICO (variazioni percentuali, salvo ove non diversamente indicato)

	2016	2017	2018	2019	2020	2021
PIL	1,1	1,6	1,2	1,5	1,6	1,4
Deflatore PIL	1,1	0,5	1,3	1,6	1,9	1,7
Deflatore consumi	0,2	1,1	1,3	1,4	2,2	1,7
PIL nominale	2,3	2,1	2,5	3,1	3,5	3,1
Occupazione (ULA)	1,3	0,9	0,7	0,9	1,2	1,1
Occupazione (FL)	1,3	1,2	1,2	1,1	1,3	1,1
Tasso di disoccupazione	11,7	11,2	10,6	9,8	9,1	8,6
Saldo corrente Bilancia dei Pagamenti in % PIL	2,6	2,8	2,8	2,6	2,5	2,4
PIL nominale (in miliardi di euro)	*1.689,7*	*1.725,0*	*1.767,6*	*1.822,7*	*1.887,0*	*1.946,3*

Venendo all'andamento del rapporto debito/PIL, nello scenario programmatico si ipotizzano proventi da dismissioni ed altre entrate afferenti al Fondo di Ammortamento del Debito Pubblico pari a 0,3 punti di PIL all'anno per il periodo 2018-2020. Tenuto conto di tali introiti, nello scenario programmatico la discesa del rapporto debito/PIL è attesa pari a 0,3 punti quest'anno, e quindi 0,9 punti nel 2019, 1,9 nel 2020 e 1,3 nel 2021.

Con riferimento al 2019, la regola del debito non sarebbe soddisfatta in chiave prospettica, dato che il rapporto debito/PIL nel 2021 è previsto eccedere il benchmark di 3,9 punti percentuali. È tuttavia necessario sottolineare la tendenza discendente del rapporto debito/PIL, pur avendo il Governo rinunciato all'aumento della pressione fiscale previsto nello scenario tendenziale e a misure una tantum - e tutto ciò in un contesto economico non favorevole. Diversi fattori rilevanti rappresentano elementi positivi ai fini della valutazione del rispetto della regola del debito ai sensi dell'Articolo 126(3) del TFUE.

TAVOLA I.3: INDICATORI DI FINANZA PUBBLICA (in percentuale del PIL) (1)

	2016	2017	2018	2019	2020	2021
QUADRO PROGRAMMATICO						
Indebitamento netto	-2,5	-2,4	-1,8	-2,4	-2,1	-1,8
Saldo primario	1,4	1,4	1,8	1,3	1,7	2,1
Interessi	3,9	3,8	3,6	3,7	3,8	3,9
Indebitamento netto strutturale (2)	-0,9	-1,1	-0,9	-1,7	-1,7	-1,7
Variazione strutturale	-0,9	-0,2	0,2	-0,8	0,0	0,0
Debito pubblico (lordo sostegni) (3)	131,4	131,2	130,9	130,0	128,1	126,7
Debito pubblico (netto sostegni) (3)	127,9	127,8	127,6	126,8	125,0	123,8
Obiettivo per la regola del debito (4)						122,9
Proventi da dismissioni	0,1	0,0	0,3	0,3	0,3	0,0
QUADRO TENDENZIALE						
Indebitamento netto	-2,5	-2,4	-1,8	-1,2	-0,7	-0,5
Saldo primario	1,4	1,4	1,8	2,4	3,0	3,3
Interessi	3,9	3,8	3,6	3,6	3,7	3,8
Indebitamento netto strutturale (2)	-0,9	-1,2	-1,1	-0,4	-0,1	-0,2
Variazione strutturale	-0,9	-0,3	0,2	0,6	0,3	-0,1
Debito pubblico (lordo sostegni) (3)	131,4	131,2	130,9	129,2	126,7	124,6
Debito pubblico (netto sostegni) (3)	127,9	127,8	127,6	126,0	123,6	121,6
MEMO: DEF (aprile 2018), quadro tendenziale						
Indebitamento netto	-2,5	-2,3	-1,6	-0,8	0,0	0,2
Saldo primario	1,5	1,5	1,9	2,7	3,4	3,7
Interessi	4,0	3,8	3,5	3,5	3,5	3,5
Indebitamento netto strutturale (2)	-0,9	-1,1	-1,0	-0,4	0,1	0,1
Variazione strutturale	-0,8	-0,2	0,1	0,6	0,5	0,0
Debito pubblico (lordo sostegni) (3)	132,0	131,8	130,8	128,0	124,7	122,0
Debito pubblico (netto sostegni) (3)	128,6	128,4	127,5	124,8	121,6	119,0
PIL nominale tendenziale (val. assoluti x 1000)	*1.689,7*	*1.725,0*	*1.767,6*	*1.816,1*	*1.866,7*	*1.915,6*
PIL nominale program.co (val. assoluti x 1000)	*1.689,7*	*1.725,0*	*1.767,6*	*1.822,7*	*1.887,0*	*1.946,3*

(1) Eventuali imprecisioni derivano da arrotondamenti.

(2) Al netto delle misure una tantum e della componente ciclica.

(3) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 14 settembre 2018). Le stime tendenziali considerano per il periodo 2018-2020 proventi da privatizzazioni e altri proventi finanziari pari allo 0,3 per cento del PIL annuo. Inoltre si ipotizza un aumento delle giacenze di liquidità del MEF per circa lo 0,3 per cento del PIL nel 2018 e una riduzione per oltre lo 0,1 per cento del PIL nel 2019 e negli anni successivi. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi forward sui titoli di Stato italiani durante il periodo di compilazione del presente documento.

(4) Livello del rapporto debito/PIL che assicurerebbe l'osservanza della regola nel 2019 sulla base della dinamica prevista al 2021 (criterio forward-looking). Per ulteriori dettagli si veda il Paragrafo III.4.

A completamento della manovra di bilancio 2019-2021, il Governo dichiara, quali collegati alla decisione di bilancio:

- Disegno di legge recante misure a favore delle start up innovative (c.d. Fondo venture capital per start up innovative);
- Disegno di legge recante misure a favore dei soggetti coinvolti dalla crisi del sistema bancario (c.d. Fondo ristoro a favore dei soggetti truffati);
- Disegno di legge recante l'introduzione del reddito di cittadinanza e la riforma dei centri per l'impiego;
- Disegno di legge recante introduzione di misure fiscali agevolate per le società che riducono le emissioni inquinanti (c.d. Ires verde);
- Disegno di legge recante misure per il dissesto e il riequilibrio finanziario degli enti locali;
- Disegno di legge recante interventi per la concretezza delle azioni delle pubbliche amministrazioni e la prevenzione dell'assenteismo;
- Disegno di legge di delega al Governo per il riordino della materia dello spettacolo e per la modifica del codice dei beni culturali;
- Disegno di legge delega di riordino del settore dei giochi;
- Disegno di legge recante disposizioni in materia di ordinamento sportivo e di professioni sportive;
- Disegno di legge recante disposizioni in materia di istruzione, università, alta formazione artistica, musicale e coreutica, ricerca e attività sportiva scolastica e universitaria, nonché di riassetto, semplificazione e codificazione della normativa dei medesimi settori.
- Disegno di legge recante disposizioni per la modernizzazione e l'innovazione nei settori dell'agricoltura, dell'agroalimentare, del turismo e dell'ippica.
- Disegno di legge delega recante disposizioni per la riforma del Codice del Lavoro.

In ottemperanza alle norme della legge di contabilità e finanza pubblica sui contenuti obbligatori della Nota di Aggiornamento del DEF, il saldo netto da finanziare del bilancio dello Stato di competenza potrà aumentare fino a 68,5 miliardi di euro nel 2019, 56,5 miliardi nel 2020 e 45,5 miliardi nel 2021. Il corrispondente saldo netto da finanziare di cassa potrà aumentare fino a 147 miliardi di euro nel 2019, 110,5 miliardi nel 2020 e 96 miliardi nel 2021.

II. QUADRO MACROECONOMICO

II.I LO SCENARIO MACROECONOMICO INTERNAZIONALE

Nella prima metà del 2018, la ripresa dell'economia internazionale è stata meno omogenea e sincronizzata rispetto allo scorso anno e la crescita di alcune economie avanzate ha rallentato. In base alle più recenti previsioni del Fondo Monetario Internazionale (FMI)[1], il PIL mondiale dovrebbe crescere in termini reali del 3,9 per cento sia nel 2018 che nel 2019, in moderata accelerazione rispetto al 3,7 per cento dello scorso anno. Questa dinamica sarebbe dovuta principalmente ai paesi emergenti mentre quelli avanzati, dopo una stabilizzazione del ritmo di crescita quest'anno, dovrebbero registrare una marginale decelerazione nel 2019.

La crescita del commercio mondiale, a causa dell'intensificarsi delle misure protezionistiche, è stimata dal FMI per quest'anno e il prossimo rispettivamente al 4,8 e 4,5 per cento, in decelerazione rispetto all'ottima *performance* del 2017 (5,1 per cento). In base ai dati mensili del commercio in volume del *Central Planning Bureau,* i primi sette mesi del 2018 hanno mostrato una dinamica degli scambi di merci relativamente meno brillante di quella dello stesso periodo dell'anno precedente. La crescita acquisita fino a luglio è stata del 3,6 per cento, contro il 4,0 del 2017.

FIGURA II.1: PMI GLOBALE COMPOSITO E PER SETTORI



56
55
54
53
52
51
50
49
48
espansione
contrazione
PMI composito
PMI manifattura
PMI servizi
feb-15
ago-15
feb-16
ago-16
feb-17
ago-17
feb-18
ago-18

Fonte: Thomson Reuters Datastream.

[1] Cfr. International Monetary Fund, 'World Economic Outlook', July 2018.

Tra i paesi avanzati, nel 2018 l'economia statunitense ha proseguito su un sentiero di sviluppo sostenuto e diffuso a tutte le componenti della domanda. La crescita del secondo trimestre è stata del 4,2 per cento annualizzato, in decisa accelerazione rispetto ai primi tre mesi dell'anno (2,2 per cento t/t annualizzato) e ha segnato la migliore *performance* dal terzo trimestre del 2014 (4,9 per cento). La fiducia dei consumatori ha continuato a crescere e si è accompagnata a una politica fiscale accomodante, a tassi di interesse ancora bassi e a un'inflazione in linea con l'obiettivo della *Federal Reserve* (2 per cento). La dinamica del mercato del lavoro è rimasta molto positiva con un tasso di disoccupazione stabile ai minimi storici (3,9 per cento) e una crescita salariare in accelerazione negli ultimi mesi.

Lo sfasamento nell'intonazione delle politiche di bilancio è stato una delle determinanti della minore dinamicità dell'Eurozona rispetto agli Stati Uniti negli ultimi trimestri. L'Area dell'Euro ha registrato, infatti, una crescita congiunturale dello 0,4 per cento nei primi due trimestri dell'anno, in decelerazione rispetto allo 0,7 per cento della seconda metà del 2017. La maggior parte degli indicatori congiunturali europei suggerisce, inoltre, che la crescita sperimenterà ritmi relativamente modesti nei prossimi mesi. Coerentemente con tale dinamica, la politica monetaria rimarrà espansiva. Sebbene la BCE preveda di terminare il *quantitative easing* entro la fine dell'anno, i primi aumenti dei tassi d'interesse di policy dovrebbero essere introdotti non prima della seconda metà del 2019. Le condizioni monetarie sono destinate comunque a restare accomodanti, grazie alla politica di reinvestimento del capitale rimborsato sui titoli di Stato in scadenza. Tale decisione è coerente con un'inflazione ancora moderata, soprattutto con riferimento alla componente di fondo (1,0 per cento tendenziale in agosto, contro 2,0 per l'indice dei prezzi al consumo complessivo).

Nell'area asiatica, in base alle stime del FMI, la crescita del Giappone dovrebbe registrare quest'anno una sostanziale decelerazione all'1 per cento (dall'1,7 per cento del 2017). Il PIL, dopo un calo congiunturale dello 0,2 per cento nel primo trimestre del 2018, ha tuttavia mostrato una crescita congiunturale dello 0,5 per cento nel secondo trimestre (1,9 per cento tendenziale) superiore alle attese e sostenuta dalle componenti interne della domanda. Il rischio più significativo per le prospettive del paese è rappresentato dall'intensificarsi del protezionismo, che potrebbe gravare sulle esportazioni anche attraverso le catene del valore asiatiche. L'aumento dell'imposta sui consumi previsto nel 2019 desterebbe invece meno preoccupazioni dopo le dichiarazioni del primo ministro Abe circa l'implementazione di misure di stimolo fiscale per compensare gli effetti negativi sulla crescita di tale misura. Infine, data l'inflazione ben al di sotto del *target* del 2 per cento della *Bank of Japan*, la politica monetaria dovrebbe rimanere accomodante ancora a lungo.

Tra gli emergenti, in Cina e in India la crescita è rimasta elevata, mentre si è attenuata in Brasile. L'aumento dei tassi di interesse negli Stati Uniti nel corso del 2018 e le tensioni commerciali rappresentano i principali fattori di rischio per questi mercati. Sul fronte delle dispute commerciali, sebbene ci siano stati sviluppi positivi dei negoziati degli Stati Uniti con l'UE e alcuni progressi in ambito NAFTA con il Messico, l'incertezza rimane elevata e la possibilità di una *escalation* protezionistica, soprattutto con la Cina, è alta. Il PIL cinese ha mostrato una marginale decelerazione nel secondo trimestre di quest'anno, con una crescita

tendenziale del 6,7 per cento, in linea con le attese, ma in flessione di un decimo di punto rispetto al trimestre precedente. L'aumento degli investimenti nel settore immobiliare e dei consumi ha portato il PIL oltre l'obiettivo del 6,5 per cento fissato dal Governo centrale per il 2018. In riferimento alle stime di crescita, nelle proiezioni di luglio il FMI ha confermato la previsione di primavera: la Cina dovrebbe crescere del 6,6 per cento nel 2018 e del 6,4 per cento nel 2019, in rallentamento dal 6,9 per cento del 2017, per effetto della maggiore regolamentazione del settore finanziario e dell'indebolirsi della domanda esterna.

Per quanto riguarda le condizioni finanziarie internazionali, sebbene le principali Istituzioni confermino un quadro globale incoraggiante[2], il divario tra le economie avanzate e quelle emergenti continua ad ampliarsi. I principali indici azionari statunitensi presentano quotazioni in rialzo con volatilità contenuta e premi al rischio sostanzialmente stabili. D'altra parte, gli indicatori finanziari di alcune economie emergenti mostrano primi segni di deterioramento anche a causa del rialzo dei tassi operato dalla *Federal Reserve* e dell'apprezzamento del dollaro, che incidono sulla quota di debito di ciascun paese denominata in dollari e sul relativo costo di finanziamento. A ciò si aggiungono ragioni idiosincratiche, legate alle specifiche condizioni di ciascuna economia. Ad esempio, i corsi azionari cinesi hanno segnato un ribasso che dall'inizio dell'anno ha portato l'indice principale, lo *Shanghai SE Composite Index*, a perdere circa 600 punti fino alla fine di agosto (oltre il 15 per cento della capitalizzazione). Questa tendenza delle quotazioni trova spiegazione nelle aspettative di minori profitti legate ai timori del protezionismo e agli effetti delle recenti misure macroprudenziali sulla domanda interna[3]. Infine, alcuni paesi come la Turchia, il Venezuela e l'Argentina, per diverse ragioni, restano esposti a crescenti pressioni finanziarie che hanno già portato a un marcato deprezzamento del cambio e a forti rialzi dei tassi di interesse.

Le quotazioni in dollari delle materie prime non petrolifere sono salite fino a giugno per poi flettere durante i mesi estivi, e sono attualmente inferiori ai livelli di inizio anno. Il prezzo del petrolio Brent è gradualmente aumentato nel corso del 2018 ed ha recentemente ripreso a correre, salendo al disopra degli 80 dollari al barile. L'intenzione, annunciata lo scorso 22 giugno dai paesi OPEC di aumentare l'offerta di petrolio per stabilizzare le quotazioni non ha ancora avuto un significativo impatto sul livello dei prezzi. Infatti, nonostante i produttori avessero annunciato un aumento della produzione di circa un milione di barili al giorno, le analisi delle principali Istituzioni internazionali[4] suggeriscono che, date le reali capacità produttive, nel breve termine ci si debba attendere un aumento della produzione più contenuto. I prezzi del petrolio, inoltre, sono stati sostenuti a luglio da una domanda globale robusta che, a seguito delle tensioni iraniane e delle complesse situazioni in Libia e Venezuela, si è in parte riversata sugli altri paesi produttori.

[2] Cfr. European Central Bank, Economic Bulletin, Issue 5/2018.
[3] Le autorità di politica monetaria di Pechino, stanno infatti gradualmente imponendo standard più stringenti per le concessioni di credito, così da mitigare i rischi per la stabilità finanziaria dell'economia.
[4] Cfr. International Monetary Fund, 'World Economic Outlook', July 2018.

Le prospettive delle quotazioni del greggio per i prossimi anni scontano l'aumento dell'offerta che, assieme ai rischi per il commercio mondiale e all'incremento della produzione di *shale gas* negli Stati Uniti, spingono lievemente al ribasso i contratti *future* sul Brent (Figura II.2). Per quanto riguarda le prospettive sul tasso di cambio dollaro/euro, la curva dei tassi a termine indica un moderato e costante apprezzamento relativo dell'euro nei prossimi anni poiché il mercato sconta una graduale diminuzione del differenziale tra i tassi d'interesse del dollaro e dell'euro.

FIGURA II.2: PROSPETTIVE SUL TASSO DI CAMBIO DOLLARO/EURO E PREZZO DEL BRENT


90
80
70
60
50
40
30
20
1,5
1,4
1,3
1,2
1,1
1
Brent ($/barile)
Future brent
Cambio $/€ (dx)
Forward $/€ (dx)
gen-17
mag-17
set-17
gen-18
mag-18
set-18
gen-19
mag-19
set-19
gen-20
mag-20
set-20

Fonte: Bloomberg.

Nell'insieme, il quadro internazionale sottostante la Nota di Aggiornamento è meno favorevole rispetto a quello presentato nel DEF (Tavola II.1). In particolare, si rileva un indebolimento della domanda mondiale che determina una revisione al ribasso della crescita ipotizzata per il commercio internazionale sia nel 2018 che nel 2019 (rispettivamente di 1,0 e di 0,5 punti percentuali), cui segue una stabilizzazione nel biennio 2020-2021 su tassi analoghi a quelli prospettati in primavera. Anche le proiezioni per la dinamica del prezzo del petrolio risultano meno favorevoli, con un prezzo medio annuo, rivisto al rialzo per l'intero arco previsivo, che aumenta dai 72,6 dollari al barile nel 2018 ai 73,8 dollari al barile nel 2019, per poi flettere leggermente a 69,3 dollari nel periodo 2020-2021. Sul mercato valutario, secondo l'ipotesi tecnica[5], il tasso di cambio dollaro/euro utilizzato per la previsione, pari a 1,19 nel 2018 e a 1,16 a partire dal 2019, è più debole in confronto al DEF.

[5] Per il tasso di cambio dollaro/euro si fa riferimento all'ipotesi tecnica della media dei dieci giorni lavorativi terminanti il 30 agosto 2018. Per il prezzo del petrolio, si fa riferimento ai futures al 30 agosto.

TAVOLA II.1: ESOGENE INTERNAZIONALI

	2018		2019		2020-2021	
	DEF 2018	Nota Agg.	DEF 2018	Nota Agg.	DEF 2018	Nota Agg.
Commercio internazionale (variazioni percentuali)	4,9	3,9	4,4	3,9	3,8	3.8
Prezzo del petrolio (USD/barile, futures, Brent)	65,0	72,6	61,2	73,8	57,7	69,3
Cambio dollaro/euro	1,23	1,19	1,23	1,16	1,23	1,16

Per i prossimi anni, i rischi associati a un deterioramento ulteriore del quadro internazionale restano elevati. Le misure in tema di commercio estero annunciate e attuate dagli Stati Uniti a partire dai primi mesi dell'anno e le contromisure adottate dai partner commerciali coinvolti hanno aumentato le probabilità di una *escalation* protezionistica. Quest'ultima potrebbe spiazzare la ripresa mondiale e deprimere le prospettive di crescita di medio lungo termine sia attraverso l'impatto diretto sull'allocazione delle risorse e la produttività sia indirettamente, deteriorando il clima di fiducia delle imprese e frenando gli investimenti.

FOCUS

Il commercio mondiale nella prima metà del 2018 e la 'guerra dei dazi'

Negli ultimi anni, la liberalizzazione degli scambi commerciali a livello mondiale ha subìto un rallentamento. Sulla base dei dati del *Global Trade Alert* che censisce le nuove misure tariffarie e non tariffarie dei paesi del G20, a partire dal 2012, il numero dei provvedimenti di natura protezionistica implementati è cresciuto notevolmente (Figura R.1).

FIGURA R.1: COMMERCIO MONDIALE DI BENI E SERVIZI IN VOLUME E MISURE PROTEZIONISTICHE


600
500
400
300
200
100
0
6,5
6
5,5
5
4,5
4
3,5
3
2,5
2
1,5
variazione percentuale annua
2012
2013
2014
2015
2016
2017
2018*
misure protezionistiche **
liberalizzazioni**
commercio mondiale beni e servizi (asse dx)
media dei tassi di crescita del commercio mondiale 1988-2018

Note:
* Previsioni per il commercio mondiale di beni e servizi (luglio 2018 FMI);
** Numero delle nuove misure tariffarie e non tariffarie effettivamente implementate per le nazioni del G20, il dato per il 2018 è parziale.
Fonte: FMI e Global Trade Alert.

L'aumento del protezionismo ha rappresentato una delle cause del rallentamento del commercio mondiale di beni e servizi tra il 2012 e il 2016[6]. Nel quinquennio in esame, in base ai dati del FMI, gli scambi commerciali di beni e servizi in volume sono cresciuti di circa il 3 per cento annuo. Questo risultato è decisamente inferiore alla media degli ultimi trenta anni (5,8 per cento). L'elasticità del commercio al reddito mondiale nel periodo 2012-2016 si è dimezzata rispetto agli anni pre-crisi. Nel 2017, principalmente grazie a fattori ciclici, nonostante il numero di misure protezionistiche si sia mantenuto comunque elevato, si è registrata un'inversione di tendenza e gli scambi internazionali hanno mostrato una forte accelerazione in volume rispetto all'anno precedente (4,9 per cento, dal 2,3 per cento), trainando la ripresa dell'economia mondiale[7].

Nella prima metà del 2018, la deriva protezionistica si è accentuata a causa delle nuove barriere tariffarie all'import introdotte dagli Stati Uniti che hanno innescato, come consentito dalla regolamentazione dell'Organizzazione Mondiale del Commercio (OMC), l'introduzione di dazi compensativi da parte dei partner commerciali coinvolti. L'elenco delle nuove misure e contromisure, implementate o annunciate dall'Amministrazione Trump e dagli altri paesi coinvolti nella cosiddetta 'guerra dei dazi' è in continua revisione (Tavola R.1)[8].

TAVOLA R.1: LE PRINCIPALI MISURE TARIFFARIE IN VIGORE NEL 2018

	23/01	23/03	01/06	06/07	23/08	24/09
Dazi Implementati dagli Stati Uniti	Dazi su importazioni di lavatrici al 20% e su pannelli solari al 30% per quattro anni (15% successivamente)	Dazi su acciaio al 25% e alluminio al 10%*. Sono incluse, tra le altre, oltre 1300 categorie di prodotti cinesi	Termine esenzione per paesi europei e aderenti al NAFTA (Canada e Messico)**	Dazi su 1100 prodotti cinesi ***	Nuove misure restrittive su altri 300 prodotti cinesi per un totale di per 16 miliardi di dollari	Dazi su prodotti cinesi al 10% per 200 miliardi di dollari (previsti al 25% dal gennaio 2019)
	02/04	05/06	22/06	01/07	06/07	24/09
Contro dazi	CINA: dazi su 128 prodotti americani (tra cui metalli e beni alimentari) per un importo pari a 2,4 miliardi di dollari †	MESSICO: dazi su beni provenienti dagli Stati Uniti per 2,8 miliardi di dollari ††	UE: dazi su prodotti dagli Stati Uniti per circa 3,3 miliardi di dollari	CANADA: dazi su diversi prodotti statunitensi per 12,6 miliardi di dollari	CINA: entrata in vigore della prima *tranche* di misure restrittive da 34 miliardi di dollari	CINA: dazi su prodotti americani per 60 miliardi di dollari†††

Note:

* Sono esentati gli acquisti da Argentina, Australia, Brasile, Canada, Corea del Sud, Messico e UE. In UE i dazi sono entrati in vigore a giugno.

** Le importazioni di acciaio e alluminio soggette ai dazi coprono un controvalore di circa 40 miliardi di dollari.

*** Di cui immediatamente su 800 prodotti, a fronte di 34 miliardi di dollari di acquisti americani.

† Contestualmente Pechino prepara una lista di prodotti americani, per un ammontare di circa 50 miliardi di dollari di import cinese, su cui applicare dazi, contemporaneamente all'entrata in vigore di quelli programmati dagli Stati Uniti.

†† La somma è pari all'ammontare di acciaio e alluminio esportato negli Stati Uniti.

††† La seconda tranche, inizialmente prevista per un valore di 16 miliardi di dollari, è stata ampliata in risposta alle nuove misure annunciate dal Presidente Trump il 17 settembre ed entrate in vigore il 24 settembre.

[6] Cfr International Monetary Fund, 'World Economic Outlook' July 2018.

[7] Si veda in proposito World Trade Organization, 'World Trade Statistical Review 2018'.

[8] Tra le misure solo annunciate per alcune delle quali la data di applicazione è già stabilita la principale è un'indagine sulle importazioni di autoveicoli, per un valore superiore a 200 miliardi di dollari iniziata dall'amministrazione Trump il 23 maggio al fine di estendere i dazi anche al settore automobilistico.

Come mostra la Figura R.2, la reazione dei principali indici azionari ai provvedimenti protezionistici si è attenuata nel tempo. Mentre le misure di gennaio e di marzo hanno avuto una chiara ripercussione sia sui corsi azionari USA sia su quelli europei gli indici hanno mostrato una minore reattività alle misure implementate successivamente.

FIGURA R.2: LE RECENTI MISURE TARIFFARIE E GLI INDICATORI FINANZIARI (indici, 2 gennaio 2017 = 100)


110
105
100
95
90
85
80
65
55
45
35
25
15
5
23/01/2018
Dazi USA su fotovoltaico e lavatrici
23/03/2018
Dazi USA su acciaio e alluminio
01/06/2018
Nuovi dazi USA
05/06/2018
Dazi Messico su prodotti USA
01/07/2018
Controdazi Canada su prodotti USA
02/04/2018
Controdazi Cina su 128 prodotti USA
22/06/2018
Dazi UE su acciaio e commodities USA
06/07/2018
Nuovi dazi USA
24/09/2018
Nuovi dazi USA
23/08/2018
Nuovi dazi USA
23-gen
14-feb
8-mar
30-mar
21-apr
13-mag
4-giu
26-giu
18-lug
9-ago
31-ago
22-set
Misure USA
Contromisure
DOW JONES Index - Price index
EUROSTOXX-50 - Price index
CBOE VIX Index (asse dx)

Nota: Si fa riferimento alle misure effettivamente implementate e alle date di entrata in vigore.
Fonte: Elaborazioni su dati Bloomberg e Thomson Reuters Datastream.

La politica protezionistica americana e la conseguente "guerra dei dazi" che ne è scaturita potrebbero avere già influenzato l'andamento del commercio internazionale nella prima metà dell'anno. Il Central Planning Bureau (CPB) olandese, il quale calcola il commercio mondiale su base mensile, stima che la crescita dei volumi di commercio di beni sia passata da un picco storico in gennaio 2018 (1,1 per cento congiunturale), ad una contrazione del -0,3 per cento congiunturale a giugno. A luglio si è registrato un recupero dell'1,1 per cento che potrebbe però essere dovuto a fattori temporanei vista l'elevata volatilità e le revisioni che caratterizzano la serie storica di questi dati.

Inoltre, il PMI mondiale relativo ai nuovi ordinativi all'export del settore manifatturiero, indice anticipatore del commercio mondiale, a partire da gennaio 2018 ha mostrato una serie consecutiva di flessioni fino a luglio e si è stabilizzato ad agosto (ultimo dato disponibile). Questa tendenza suggerisce che difficilmente la dinamica del commercio mondiale accelererà nella seconda parte dell'anno. (Figura R.3).

Sebbene gli effetti sui dati disponibili delle misure protezionistiche siano ancora limitati, una diffusione più ampia delle tensioni commerciali rappresenta uno dei maggiori rischi al ribasso per l'economia mondiale. In particolare, le nazioni con legami commerciali più stretti con Cina e Stati Uniti sarebbero quelle maggiormente colpite e la partecipazione alle catene globali del valore potrebbe amplificare gli effetti negativi. L'impatto di un aumento generalizzato delle tariffe si trasmetterebbe attraverso vari canali: i prezzi all'import più elevati amplierebbero i costi di produzione e i prezzi al consumo, riducendo il potere di acquisto delle famiglie soprattutto nel caso di un basso grado di sostituibilità tra beni nazionali ed esteri. Questo effetto verrebbe traslato su consumi, investimenti e occupazione. Si accentuerebbe così l'incertezza, peggiorando il clima di fiducia di famiglie e imprese e determinando un rinvio delle decisioni di consumo durevole e investimento.

Infine, la maggiore volatilità dei mercati finanziari, ostacolando la crescita della produttività, abbasserebbe il potenziale di crescita dell'economia.

FIGURA R.3: COMMERCIO MONDIALE DI BENI, PRODUZIONE INDUSTRIALE E PMI MONDIALE NUOVI ORDINI ALL'EXPORT DEL SETTORE MANIFATTURIERO (indici: gennaio 2017 = 100)


109
107
105
103
101
99
97
95
104
102
100
98
96
94
92
gen-17
apr-17
lug-17
ott-17
gen-18
apr-18
lug-18
Mondo
Economie avanzate
Economie emergenti
Produzione industriale (escluse costruzioni)
PMI mondiale nuovi ordini all export (scala dx)

Fonte: CPB e Thomson Reuters Datastream

L'acuirsi delle tensioni commerciali potrebbe in parte influire sui premi a rischio dei titoli azionari, innescando ribilanciamenti di portafoglio, maggiore volatilità nel mercato dei cambi e riducendo l'afflusso di capitali nei mercati emergenti. L'evoluzione del quadro internazionale risente anche di altri fattori di rischio globale, come la volatilità delle quotazioni del petrolio e l'incertezza relativa alla *Brexit*. Per quest'ultima, non sembra essersi verificato alcun progresso sulle questioni più spinose e si paventa un rinvio a fine anno del Consiglio Europeo che dovrebbe approvare la bozza finale dell'accordo di recesso.

Per contro, tra i fattori potenzialmente in grado di innescare condizioni globali più favorevoli di quanto atteso, vi sono il protrarsi del ciclo globale positivo degli investimenti e del manifatturiero ed eventuali *spillover* positivi dovuti alla politica fiscale espansiva degli Stati Uniti.

II.2 L'ECONOMIA ITALIANA, RECENTI ANDAMENTI

Nella prima metà del 2018 l'economia italiana ha rallentato rispetto ai trimestri precedenti, facendo registrare tassi di crescita inferiori a quanto previsto nel DEF di aprile. Nel primo trimestre 2018 il PIL è aumentato dello 0,3 per cento t/t per poi decelerare allo 0,2 per cento t/t nel 2T del 2018.

Il rallentamento della crescita nella prima metà dell'anno è ascrivibile principalmente al venir meno del contributo positivo del settore estero, che aveva invece supportato la ripresa nel 2017. Il calo congiunturale delle esportazioni di beni e servizi è stato particolarmente pronunciato nei primi tre mesi dell'anno (-2,2 per cento t/t) ed è stato seguito da un'ulteriore contrazione, seppur di lieve entità, nel 2T del 2018 (-0,2 per cento t/t). La riduzione appare solo in parte

spiegata dal rallentamento del commercio mondiale e dall'apprezzamento dell'euro avvenuto ad inizio anno. Hanno probabilmente inciso l'incertezza generata dalla politica commerciale intrapresa dal governo statunitense e volta all'inasprimento delle tariffe gravanti sugli scambi sia con i partner asiatici, in primis la Cina, sia con i paesi europei. La composizione merceologica e la distribuzione geografica delle esportazioni italiane possono inoltre aver inciso negativamente nella recente fase ciclica.

Nella prima metà dell'anno, pertanto, la crescita del PIL è stata sostenuta principalmente dalla domanda interna e dalle scorte. La dinamica dei consumi delle famiglie nel primo semestre è risultata anche migliore di quella registrata nella seconda metà del 2017, grazie alla tenuta del mercato del lavoro e all'inflazione ancora bassa. Il contesto favorevole per le decisioni di consumo è emerso anche dalle indagini sul clima di fiducia delle famiglie[9], il cui indice, specialmente quello relativo alla componente personale, si è mantenuto dall'inizio dell'anno ai massimi storici. Sul piano congiunturale, tuttavia, la crescita dei consumi ha manifestato una maggiore volatilità rispetto al periodo precedente registrando una marcata accelerazione nel 1T del 2018 e un sensibile rallentamento, superiore alle attese, nei tre mesi successivi. Di riflesso, il tasso di risparmio, che nei primi tre mesi dell'anno si è ridotto (al 7,6 per cento dall'8,1 dei due trimestri precedenti) dovrebbe invece aver recuperato nei mesi primaverili, quando il reddito disponibile ha tra l'altro beneficiato dell'entrata in vigore di molti rinnovi contrattuali, in particolare quelli per diversi comparti del settore pubblico. All'interno dei consumi, hanno continuato a crescere la spesa per beni durevoli, semidurevoli e servizi.

Gli investimenti hanno mostrato una sensibile ripresa nei mesi primaverili, dopo il calo inatteso del 1T del 2018. In particolare, nel secondo trimestre quelli in impianti e in macchinari sono tornati in prossimità dei recenti massimi, recuperando la contrazione d'inizio anno. Gli investimenti in mezzi di trasporto continuano a crescere a tassi elevati. Rimane ancora debole la crescita degli investimenti in costruzioni, il cui rallentamento congiunturale dall'inizio dell'anno, soprattutto nel primo trimestre è stato probabilmente legato a condizioni climatiche particolarmente avverse. Nonostante il moderato trend di crescita delle compravendite immobiliari, i prezzi si sono mantenuti sostanzialmente stabili. La domanda interna ha continuato a beneficiare del miglioramento dell'offerta di credito[10], soprattutto sul fronte dei prestiti alle famiglie, che in luglio sono cresciuti quasi del 3 per cento, mentre quelli alle società non finanziarie sono aumentati dell'1,2 per cento. Nel complesso, a luglio i prestiti al settore privato, corretti per tener conto delle cartolarizzazioni, sono cresciuti del 2,6 per cento su base annua (2,5 per cento in giugno).

Si confermano in miglioramento le condizioni sul mercato del lavoro. Le unità di lavoro standard aumentano nel 2T del 2018 dello 0,4 per cento t/t, dopo il rallentamento del 1T del 2018, e si concentrano principalmente nell'industria in senso stretto e tra i dipendenti. Anche l'offerta di lavoro misurata dall'indagine delle forze di lavoro ha mostrato un rafforzamento nel 2T dell'anno sia su base

[9] Fonte: Istat.
[10] Cfr. Banca d'Italia, Banche e moneta: serie nazionali, luglio 2018, 11 settembre 2018.

congiunturale che tendenziale. Nonostante le ultime informazioni relative al mese di luglio indichino un lieve calo congiunturale, la crescita su base annua continua ad essere robusta e superiore all'1 per cento. Il tasso di disoccupazione si è ridotto di 0,4 punti percentuali rispetto a giugno, arrivando al 10,4 per cento, anche per effetto della diminuzione della forza lavoro. Il tasso di disoccupazione giovanile, nonostante il progressivo calo, resta su livelli elevati (30,8 per cento). Importanti segnali di miglioramento sono offerti dalla diminuzione dei disoccupati, il cui numero torna sui livelli del 2012; inoltre, si conferma in calo il tasso di inattività che risulta vicino al minimo storico. Per quanto riguarda la tipologia di occupazione, nel corso dell'anno è proseguito l'aumento dei dipendenti a termine mentre ha ripreso vigore l'occupazione indipendente.

Tenuto conto del rallentamento dell'attività economica e della contestuale tenuta del mercato del lavoro, la crescita della produttività (misurata sulle unità di lavoro) è risultata nella media dei primi sei mesi dell'anno solo lievemente positiva con andamenti differenti tra settori. Sul costo del lavoro ha inciso nella prima metà del 2018 l'entrata in vigore di numerosi rinnovi contrattuali: alla fine di giugno risultano in vigore 54 contratti che interessano circa il 90 per cento dei dipendenti[11]. Tra questi, gli incrementi contrattuali maggiori hanno riguardato la Pubblica Amministrazione e si sono concentrati nel 2T del 2018. L'accelerazione della crescita salariale, accompagnata da una debole dinamica della produttività, ha prodotto un'accelerazione del costo del lavoro per unità di prodotto (CLUP), specie nel 2T del 2018 (al 2,2 per cento rispetto al trimestre precedente dal -0,2 per cento del 1T del 2018).

Dal lato della domanda, dopo il modesto incremento del deflatore del PIL nel primo trimestre dell'anno, l'inflazione interna nei mesi primaverili è stata sospinta dai rinnovi contrattuali del pubblico impiego portando la media della crescita tendenziale dei primi sei mesi dell'anno poco al di sopra dell'1 per cento. Considerando i prezzi al consumo, la prima parte dell'anno è stata caratterizzata da un basso tasso di crescita dell'inflazione, inferiore tanto alle attese quanto a quello della media dell'Area dell'Euro. Tuttavia, nei mesi estivi si è verificata un'accelerazione dell'inflazione al consumo, con il risultato di agosto che ha segnato una crescita all'1,6 per cento a/a dall'1,5 per cento a/a di luglio, legata principalmente alla componente energetica e dei beni alimentari. La natura di tali rialzi fa sì che l'inflazione di fondo rimanga debole e si collochi ancora sotto l'1 per cento. L'inflazione armonizzata in agosto è aumentata all'1,6 per cento, al di sotto della media europea (2,0 per cento).

Nella seconda metà del 2018 l'attività economica dovrebbe continuare ad espandersi a ritmi più modesti. Una valutazione anche qualitativa delle informazioni al momento disponibili porta infatti a bilanciare i segnali congiunturali positivi provenienti da alcuni indicatori, quali ad esempio i consumi e la produzione di energia elettrica, con quelli della fiducia delle imprese e della produzione industriale, attualmente in flessione. In prospettiva, anche il marcato miglioramento della qualità del credito, avvenuto grazie a importanti operazioni di dismissione o cartolarizzazione delle sofferenze da parte degli istituti bancari, dovrebbe contribuire a favorire l'offerta di credito e a sostenere la domanda

[11] Istat, Contratti collettivi e retribuzioni contrattuali, luglio 2018.

interna. L'allargamento dello spread sui titoli di stato e sulle obbligazioni emesse da società e banche italiane potrebbe tuttavia frenare il miglioramento delle condizioni finanziarie.

Nel dettaglio, l'indebolimento degli indicatori anticipatori interessa in particolare il settore industriale. Secondo l'ultima rilevazione Istat, il clima di fiducia delle imprese manifatturiere si è ridotto in agosto a 104,8 da 106,7 del mese precedente, per il peggioramento dei giudizi sugli ordini e delle attese sulla produzione; nello stesso periodo l'indice PMI del settore manifatturiero si è indebolito, superando di poco la soglia di espansione, per effetto sia di una minore produzione che di una flessione dei nuovi ordini. Questi ultimi risultano penalizzati soprattutto dalla componente domestica, mentre quelli dall'estero continuano ad aumentare, ma a un ritmo più debole rispetto ai mesi precedenti.

Il calo della produzione industriale di luglio (-1,8 per cento m/m) è risultato oltre le attese e ha interessato tutti i settori, compreso quello dei beni strumentali (-2,2 per cento m/m) che rimangono l'unica componente con una crescita tendenziale positiva (1,1 per cento a/a). Su tale risultato potrebbero aver pesato le incertezze relative agli investimenti delle imprese, legate alle misure di politica commerciale annunciate dagli Stati Uniti negli ultimi mesi, di cui potrebbe aver risentito anche la Germania (-1,8 per cento m/m di produzione industriale nello stesso mese). Il peso dell'industria tedesca nelle catene del valore globali ha sicuramente prodotto un impatto sull'industria italiana, anche in considerazione degli stretti rapporti economici. Sul mese di luglio pesa inoltre la maggiore volatilità dei risultati dei mesi estivi, connessa a fattori di stagionalità e soggetta a maggiori revisioni.

Per il settore delle costruzioni le informazioni più recenti prefigurano un proseguimento della fase espansiva sebbene a ritmi ancora contenuti. In base ai dati più recenti, la produzione mostra un andamento discontinuo nei mesi estivi, tornando a ridursi in luglio (-0,6 per cento m/m) dopo l'aumento di giugno (1,7 per cento m/m). La dinamica su base tendenziale si conferma in ogni caso positiva con un aumento su base annua che in termini corretti per i giorni lavorati è pari al 2,6 per cento a/a. In prospettiva, la tenuta del settore delle costruzioni resta legata al quadro favorevole di quello bancario e al miglioramento delle condizioni di accesso al credito per famiglie e imprese.

Con riferimento ai servizi, il clima di fiducia risulta indebolito ma resta su livelli elevati. All'interno del comparto, inoltre, migliora la fiducia dei servizi turistici e dell'informazione e comunicazione. L'indice PMI scende, ma resta ben oltre la soglia di espansione (a 52,6) e l'indagine evidenzia un aumento dell'occupazione. Anche dal lato dei consumatori, l'indice del clima di fiducia scende dopo il rialzo degli ultimi mesi e il clima personale, più correlato con i consumi, continua a migliorare.

Come risultato di tali andamenti, il PIL reale è atteso crescere a ritmi analoghi a quelli del 2T in entrambi i trimestri, supportato principalmente dai servizi. La crescita media del 2018 risulterebbe complessivamente pari all'1,2 per cento in termini grezzi (1,1 per cento nella media dei dati trimestrali aggiustati per i giorni lavorati).

Il commercio estero

Le esportazioni di beni e servizi nel 2017 hanno fornito un forte impulso all'attività economica dell'Italia, crescendo del 5,7 per cento in termini reali secondo i conti annuali, in forte accelerazione in confronto al 2,1 per cento del 2016. Nel primo semestre del 2018, tuttavia, l'export di beni e servizi è sceso dell'1,5 per cento rispetto al semestre precedente, in decelerazione rispetto al 2,5 per cento sperimentato nella seconda parte del 2017, sebbene la crescita tendenziale sia rimasta positiva (1,0 per cento). Tale flessione è prevalentemente ascrivibile alla dinamica negativa del settore dei beni (-1,5 per cento dal 2,7 per cento), mentre le esportazioni di servizi, sebbene in riduzione, hanno mostrato una maggiore tenuta (-1,4 per cento dall'1,5 per cento del secondo semestre del 2017).

Il rallentamento delle esportazioni dell'Italia si inserisce nel quadro più ampio che coinvolge le principali economie dell'Area dell'Euro, seppur con intensità differenti. Tuttavia, confrontando i quattro maggiori paesi dell'Eurozona (Italia, Francia, Spagna e Germania), secondo i dati di contabilità nazionale, nel primo semestre dell'anno si evidenzia una riduzione su base congiunturale delle esportazioni di beni e servizi più ampia per l'Italia rispetto agli altri partner. Le esportazioni della Francia, della Germania e della Spagna sono cresciute circa dell'1 per cento, con una decelerazione più accentuata per i primi due paesi, le cui esportazioni nella seconda metà del 2017 erano cresciute rispettivamente del 3,5 per cento e del 2,6 per cento; più contenuto il rallentamento delle esportazioni spagnole, di soli tre decimi di punto percentuale rispetto all'incremento dell'1,2 per cento del semestre precedente. In termini tendenziali, la performance delle esportazioni rimane positiva per tutti i paesi, ma in misura più contenuta rispetto a quanto rilevato in chiusura del 2017.

FIGURA II.3: TASSI DI CRESCITA DELLE ESPORTAZIONI DI BENI E SERVIZI E DI BENI DELL'ITALIA E DEI MAGGIORI PAESI EUROPEI (figura sx, dati di contabilità nazionale e doganali, variazioni percentuali t/t, dati in valore; figura dx, dati di contabilità nazionale, variazioni percentuali t/t, dati in valore)


Italia
5
4
3
2
1
0
-1
-2
-3
1T 16
3T 16
1T 17
3T 17
1T 18
Esportazioni di beni
Esportazioni di beni e servizi (Contabilità nazionale)
Esportazioni di beni (Contabilità nazionale)
Esportazioni di servizi (Contabilità nazionale)
3
2
1
0
-1
-2
-3
Germania
Francia
Italia
Spagna

Fonte: ISTAT.

Fonte: Eurostat.

Anche dai dati di commercio estero di beni emerge, a partire dall'inizio dell'anno, un deciso rallentamento delle esportazioni italiane. Oltre che da fattori esterni, quali l'indebolimento della domanda mondiale e la perdita di competitività di prezzo nei confronti di Stati Uniti e Cina (Figura II.4), il calo dell'export potrebbe essere stato anche causato da una ricomposizione in termini settoriali e/o di mercati di sbocco, legata alle recenti misure protezionistiche imposte dagli Stati Uniti.

L'Italia è relativamente poco esposta alle misure protezionistiche sinora attuate dato il peso limitato dei settori coinvolti nell'export del Paese. Nelle produzioni di acciaio e alluminio, direttamente colpite dai dazi imposti verso l'UE, le esportazioni verso gli Stati Uniti sono state pari a circa il 2,8 per cento dell'export italiano totale di questi beni. Di difficile quantificazione sono invece l'impatto indiretto attraverso la diversione dei flussi esportativi asiatici dal mercato USA a quello europeo e gli effetti sulle 'catene del valore'. Ad esempio, la Germania è il primo esportatore europeo di prodotti in metallo verso gli Stati Uniti e attrae circa un quinto delle esportazioni italiane di acciaio e alluminio.

L'impatto sull'export italiano sarebbe assai più negativo qualora gli USA includessero il settore automobilistico tra i prodotti europei da sottoporre a dazi. Le esportazioni italiane di autoveicoli verso gli Stati Uniti, nel 2017, rappresentavano, infatti, circa il 20 per cento dell'export totale del settore. Inoltre, i produttori italiani di componenti auto esportano in Germania e in altri paesi europei, che a loro volta costruiscono autovetture per il mercato americano.

FIGURA II.4: INDICI DI COMPETITIVITÀ DI PREZZO (indici gennaio 2017=100, calcolato sui prezzi dei prodotti manufatti)


110
108
106
104
102
100
98
96
94
92
90
gen-17
mar-17
mag-17
lug-17
set-17
nov-17
gen-18
mar-18
mag-18
Italia
Cina
Francia
Germania
Giappone
Spagna
Regno Unito
Stati Uniti

Fonte: elaborazioni su dati Banca d'Italia.

Guardando all'andamento dei volumi scambiati, nei mesi più recenti l'export italiano appare in ripresa rispetto al punto di minimo della crescita su base mensile raggiunto in aprile. A luglio, la crescita tendenziale delle esportazioni in valore sfiora infatti il 7 per cento e tocca il 4 per cento in volume. Inoltre, i

risultati del mese di agosto per il commercio extra UE segnalano un aumento tendenziale per le esportazioni (4,5 per cento a/a), esteso a tutti i settori e particolarmente robusto in relazione ai flussi verso gli Stati Uniti (13 per cento a/a). Secondo le inchieste più recenti, si osserva tuttavia un peggioramento dei giudizi delle imprese manifatturiere sugli ordini dall'estero, che segnala un possibile rallentamento delle esportazioni nella seconda parte dell'anno.

FIGURA II.5: COMMERCIO MONDIALE ED ESPORTAZIONI DELL'ITALIA (variazioni percentuali m/m, dati in volume e destagionalizzati; indici base 2015=100)


Commercio mondiale
Esportazioni di beni dell'Italia
Giudizi delle imprese manifatturiere sugli ordini dall'estero (scala dx)
8
6
4
2
0
-2
-4
-6
5
0
-5
-10
-15
-20
gen-16
mag-16
set-16
gen-17
mag-17
set-17
gen-18
mag-18

Fonte: CPB, ISTAT.

Per quanto attiene la composizione della crescita dell'export in valore (3,7 per cento la variazione tendenziale nei primi sei mesi del 2018), la decelerazione appare più marcata per gli scambi con i paesi extra-UE (all'1,1 per cento dal 9,4 per cento) rispetto a quelli europei (al 4,3 per cento dal 6,9 per cento), in particolare verso gli Stati Uniti e la Cina (rispettivamente al 4 per cento dal 10 per cento e al -0,7 per cento da circa il 29 per cento). Rimane invece soddisfacente, anche se inferiore all'anno scorso, la crescita verso l'Area dell'Euro (4,6 per cento in termini nominali da circa il 7 per cento), in particolare verso la Francia e la Germania (5,2 per cento e 4,6 per cento rispettivamente). Si riduce ad un mero 0,4 per cento anche la crescita dell'export verso il Regno Unito (dal 2,5 per cento). L'India, pur pesando ancora in misura limitata sull'export italiano, risulta il mercato più dinamico per i nostri prodotti nella prima metà dell'anno (15,3 per cento in valore).

Nel complesso dell'anno, le esportazioni forniranno un contributo alla crescita fortemente ridimensionato rispetto al 2017. Nonostante il commercio mondiale risenta del rafforzamento delle misure protezionistiche, i diversi accordi stipulati dall'Unione Europea potrebbero attenuarne gli effetti[12]. Il

[12] Nel corso del 2017 e del 2018, l'Unione Europea ha portato avanti negoziazioni per stipulare nuovi accordi di libero scambio o per rinnovare quelli già esistenti con diversi paesi. In particolare, nel continente americano, si sono svolte trattative con il Canada che hanno condotto al Comprehensive Economic and Trade

consolidamento di tali canali di interscambio, sia nel continente americano che in quello asiatico, riguarda aree in cui le esportazioni italiane sono risultate più dinamiche già nel 2017, prefigurando il mantenimento di tali risultati. Altri elementi positivi provengono dalla bassa sensibilità delle esportazioni italiane al tasso di cambio tra euro e dollaro, legata sia alla maggiore qualità dei beni esportati che alla ricomposizione settoriale e geografica dei mercati di sbocco verificatasi negli ultimi anni.

II.3 QUADRO MACROECONOMICO TENDENZIALE E PROGRAMMATICO

Scenario tendenziale

La Nota di Aggiornamento del DEF presenta due scenari macroeconomici. Il primo è definito "tendenziale" e il secondo "programmatico". Entrambi gli scenari si basano su identiche ipotesi relative alle esogene internazionali e sui medesimi dati congiunturali e di contabilità nazionale[13]. Dal 2019 in poi, i due scenari divergono per via dell'impatto delle misure di politica economica e di bilancio che saranno presentate nel Disegno di Legge di bilancio 2019 e che sono, per definizione, incluse nello scenario programmatico della presente Nota di Aggiornamento.

Lo scenario tendenziale si basa sulla legislazione vigente e tiene conto degli effetti sull'economia degli aumenti di imposte indirette previsti a inizio 2019, 2020 e 2021.

Dall'aggiornamento delle variabili esogene alla previsione emerge un peggioramento del contesto macroeconomico di riferimento che induce ad apportare una revisione al ribasso delle stime elaborate nel DEF di aprile per l'intero arco previsivo. In particolare si rileva un rallentamento del commercio mondiale, una variazione sfavorevole delle prospettive del prezzo del petrolio (al rialzo), un apprezzamento del tasso di cambio effettivo nominale e si osserva, soprattutto negli ultimi mesi, una maggiore volatilità dei rendimenti dei titoli di Stato. Alla luce di tali cambiamenti, le stime di crescita del PIL reale sono riviste all'1,2 per cento nel 2018, allo 0,9 per cento nel 2019 e all'1,1 nel biennio 2020-2021.

La revisione maggiore si concentra nel 2019, anno in cui risulta particolarmente accentuato il rallentamento previsto per il commercio mondiale e l'aumento del prezzo del petrolio (cfr. riquadro "La revisione delle stime di crescita per il 2018 e gli anni seguenti").

Agreement (CETA); con il Messico è stato rinnovato ed esteso l'accordo del 2000 e con il Mercosur si è pervenuti ad un accordo di associazione commerciale. In Asia, l'UE e il Giappone hanno sottoscritto un accordo di partenariato economico; con l'India sono in corso di definizione le conclusioni degli incontri svoltisi nel 2017; si trovano a diversi stadi le trattative per accordi di libero scambio e d'investimento con diversi paesi aderenti all'ASEAN. Per maggiori dettagli sullo stato dei negoziati multilaterali dell'Unione Europea, si vedano i seguenti link: http://ec.europa.eu/trade/policy/countries-and-regions/negotiations-and-agreements/#_partly-in-place; http://trade.ec.europa.eu/doclib/docs/2006/december/tradoc_118238.pdf.

[13] Per i dati trimestrali si fa riferimento alle serie storiche disponibili fino al secondo trimestre del 2018 e pubblicate dall'ISTAT lo scorso 31 agosto. I dati annuali si riferiscono alle serie pubblicate dall'ISTAT il 21 settembre, riviste per gli anni 2016 e 2017. L'ISTAT pubblicherà il profilo trimestrale coerente con i nuovi dati annuali il 3 ottobre.

Nel medio periodo la domanda interna continuerebbe comunque a sostenere la crescita. L'incremento dei consumi delle famiglie, atteso in rallentamento nell'anno in corso, risente sensibilmente dell'impatto derivante dall'attivazione delle clausole di salvaguardia IVA a partire dal 2019. La dinamica del reddito disponibile reale, dopo essersi rafforzata nel corso del 2018, si indebolirebbe negli anni seguenti per effetto della perdita del potere d'acquisto legato all'inasprimento della pressione fiscale sulle cessioni di beni e servizi. Il tasso di risparmio si ridurrebbe lievemente nel 2019 rispetto all'anno precedente per poi stabilizzarsi negli anni successivi a un livello poco al di sotto all'8 per cento. Il contributo dei redditi, che ha sospinto il reddito nominale disponibile nel 2018, dovrebbe rallentare nel triennio successivo. In senso opposto, gli altri redditi dovrebbero rafforzarsi in seguito all'espansione degli utili. Nel 2018 la crescita del reddito disponibile sospinta più dai salari che dall'occupazione risulta meno favorevole alla crescita della spesa delle famiglie poiché i consumi sono generalmente più reattivi alle variazioni del mercato del lavoro. Negli anni successivi, la tenuta del mercato del lavoro controbilancerebbe solo in parte l'effetto negativo della perdita di potere d'acquisto dovuta al rialzo dell'IVA.

Riguardo agli investimenti, la dinamica di quelli in macchinari si affievolirebbe nel medio termine a causa della decelerazione della domanda estera ed interna e del venir meno delle politiche di incentivazione agli investimenti (super e iper-ammortamenti). L'espansione degli investimenti in costruzioni proseguirebbe a ritmi moderati. Essi sono tornati a crescere solo nel 2016 e sono rimasti deboli nonostante le migliori condizioni di offerta per la concessione di mutui per l'acquisto di abitazioni. Gli sfavorevoli andamenti demografici continuano a pesare sulle prospettive del settore.

Le esportazioni, dopo il marcato rallentamento del 2018, dovrebbero tornare a crescere in misura più sostenuta.

In un contesto di rallentamento del ciclo economico, il mercato del lavoro sarebbe più debole e il tasso di disoccupazione si collocherebbe a fine periodo al 9,5 per cento, in riduzione di un punto percentuale rispetto al 2018.

TAVOLA II.2: QUADRO MACROECONOMICO TENDENZIALE (variazioni percentuali salvo ove non diversamente indicato)

	2017	2018	2019	2020	2021
ESOGENE INTERNAZIONALI					
Commercio internazionale	5,0	3,9	3,9	3,8	3,7
Prezzo del petrolio (Brent, futures)	54,2	72,6	73,8	70,7	67,9
Cambio dollaro/euro	1,130	1,185	1,159	1,159	1,159
MACRO ITALIA (VOLUMI)					
PIL	1,6	1,2	0,9	1,1	1,1
Importazioni	5,2	1,7	2,6	2,9	3,5
Consumi finali nazionali	1,1	0,9	0,7	0,7	0,9
Consumi famiglie e ISP	1,5	1,1	0,7	0,8	1,1
Spesa della PA	-0,1	0,4	0,6	0,6	0,5
Investimenti	4,3	4,4	2,2	1,5	1,6
- macchinari, attrezzature e vari	2,3	3,1	2,2	2,0	2,2
- mezzi di trasporto	37,5	25,1	5,9	1,5	1,4
- costruzioni	1,6	1,4	1,2	1,1	1,0
Esportazioni	5,7	0,4	2,7	3,4	3,6
pm. saldo corrente bil. pag.in % PIL	*2,8*	*2,8*	*2,7*	*2,9*	*3,0*
CONTRIBUTI ALLA CRESCITA DEL PIL (*)					
Esportazioni nette	0,3	-0,3	0,1	0,2	0,1
Scorte	-0,3	0,1	-0,1	0,0	0,0
Domanda nazionale al netto delle scorte	1,6	1,4	0,9	0,8	1,0
PREZZI					
Deflatore importazioni	3,5	2,0	1,9	1,7	1,7
Deflatore esportazioni	1,6	1,8	1,7	1,6	1,6
Deflatore PIL	0,5	1,3	1,8	1,7	1,5
PIL nominale	2,1	2,5	2,7	2,8	2,6
Deflatore consumi	1,1	1,3	2,2	2,0	1,5
p.m.inflazione IPCA al netto degli energetici importati, var.% (**)	*0,9*	*0,9*	*1,4*	*1,4*	*1,3*
LAVORO					
Redditi da lavoro dipendente (intera economia)	2,3	2,9	2,1	2,1	2,1
Costo lavoro per unità di lavoro dipendente	0,2	1,7	1,2	1,2	1,3
Produttività (misurata su PIL)	0,6	0,5	0,3	0,4	0,4
CLUP (misurato su PIL)	-0,4	1,2	0,9	0,8	0,9
Occupazione (ULA)	0,9	0,7	0,6	0,7	0,8
Dipendenti (ULA)	2,1	1,2	0,9	0,9	0,9
Occupati di contabilità nazionale	1,2	0,9	0,7	0,7	0,8
Occupati FL	1,2	1,2	0,8	0,7	0,8
Ore lavorate	1,1	1,0	0,7	0,7	0,8
Ore lavorate per occupato	-0,1	0,1	0,0	0,0	0,0
Tasso di disoccupazione	11,2	10,6	10,1	9,9	9,5
Tasso di occupazione (15-64 anni)	58,0	59,0	59,5	60,0	60,6
p.m. PIL nominale (valori assoluti in milioni euro)	*1.724.954*	*1.767.575*	*1.816.145*	*1.866.668*	*1.915.582*

(*) Eventuali imprecisioni derivano dagli arrotondamenti.
(**) Fonte Istat.
Nota: Il quadro macroeconomico è stato elaborato sulla base delle informazioni disponibili al 21 settembre 2018. Per le esogene internazionali si fa riferimento alle informazioni disponibili al 30 agosto 2018.

FOCUS

La revisione delle stime di crescita per il 2018 e gli anni seguenti[14]

In analogia con i precedenti documenti, in questo riquadro viene presentata un'analisi dei principali fattori sottostanti la revisione delle previsioni macroeconomiche per il 2018 rispetto al DEF 2018; successivamente si illustra l'impatto delle nuove esogene sulla crescita per l'intero arco previsivo.

In primo luogo, la Nota di Aggiornamento considera nuove informazioni sull'andamento dell'economia italiana nell'anno in corso rispetto al documento di aprile con riferimento sia ai dati trimestrali di contabilità nazionale, disponibili ora per i primi due trimestri dell'anno, sia alle nuove prospettive del quadro internazionale. Inoltre le consuete revisioni dell'ISTAT sui dati annuali hanno comportato una revisione verso l'alto del PIL nominale per gli anni 2015-2017, che risulta significativa soprattutto nel 2016. Anche le modifiche intervenute sulle componenti della domanda nel 2017, seppur di entità inferiore a quelle che hanno interessato l'anno precedente, potrebbero avere un impatto sul trascinamento del 2018.

I fattori sottostanti la revisione della previsione macroeconomica per il 2018 sono pertanto illustrati nella Tavola R.2.

Le prime due colonne rappresentano: a) l'impatto della revisione dei dati del 2017 (delta effetto trascinamento); b) l'effetto degli errori di previsione che hanno interessato i primi due trimestri del 2018 poiché le stime del DEF si basavano sui dati di contabilità trimestrale disponibili fino al 4T del 2017. Congiuntamente, questi due fattori porterebbero a una revisione verso il basso delle previsioni di crescita del PIL di 0,2 decimi di punto rispetto al DEF, che incide negativamente con portata differenziata sulle singole componenti: il tasso di crescita delle esportazioni risulta sensibilmente rivisto al ribasso per effetto del rallentamento del commercio mondiale e delle incertezze generate dalle tensioni protezionistiche. Di conseguenza sono riviste al ribasso, ma in misura inferiore, anche le importazioni. Tra le componenti della domanda interna, nella prima metà del 2018 gli investimenti sono cresciuti più di quanto atteso; in contrapposizione, l'effetto trascinamento dal 2017 al momento è inferiore a quanto considerato nel DEF.

Per tale componente, così come per le altre, occorre tuttavia attendere la pubblicazione della serie dei conti trimestrali coerente con i nuovi conti nazionali annuali, per una valutazione complessiva più accurata. Nel dettaglio degli investimenti, quelli in mezzi di trasporto sono risultati ancora molto dinamici. La dinamica dei consumi è stata invece meno favorevole del previsto. La crescita del deflatore del PIL ha avuto un andamento altalenante con una notevole accelerazione nel 2T del 2018, dopo il dato del 1T del 2018 inferiore alle attese.

La revisione della previsione è fortemente influenzata dalle prospettive al ribasso del quadro internazionale. La **colonna c** ("delta scenario internazionale") mostra l'impatto di tali mutamenti stimato con il modello econometrico del Dipartimento del Tesoro. Nella simulazione rappresentata nella colonna c, gli effetti del rallentamento della domanda mondiale sono stimati a partire dal 3T del 2018 poiché i dati di contabilità nazionale colgono già il peggioramento del rallentamento del commercio mondiale[15].

L'effetto congiunto dei tre fattori (**colonna d**) giustifica una revisione al ribasso delle previsioni di crescita del PIL per il 2018 pari a circa tre decimi di punto.

La **colonna g** mostra la differenza tra la previsione attuale e quella di aprile (**colonna** = NADEF-DEF). I valori riportati nella tabella sono relativi ai dati corretti per i giorni lavorativi. Nel 2018 vi sono tre giorni lavorativi in più quindi la previsione annuale basata sui dati grezzi è dell'1,2 per cento (circa 0,1 per cento in più rispetto alla stima basata sui dati trimestrali corretti per i giorni lavorativi).

[14] In questo riquadro si fa riferimento ai dati dei conti economici trimestrali (corretti per i giorni lavorativi) rilasciati dall'Istat lo scorso 31 agosto. Le serie trimestrali coerenti con i dati annuali di contabilità nazionale resi noti il 22 settembre saranno pubblicate il 3 ottobre.

[15] Nella Tavola R2 invece l'impatto è stimato a valere sull'intero anno 2018 e la simulazione parte dal 4T del 2017 anche per il commercio mondiale.

TAVOLA R2: PRINCIPALI VARIABILI DEL QUADRO MACROECONOMICO (dati destagionalizzati)

	2018							
	Fattori motivanti della revisione delle stime di crescita del 2018 (differenze dei tassi di crescita)				Previsione		Delta previsione e altri fattori	
	Delta effetto trascina-mento sul 2017	Errore previsione (acquisito I sem 2018 al netto trascina-mento)	Delta scenario interna-zionale (*)	Delta comples-sivo	NADEF 2018	DEF 2018	NADEF - DEF	Altri fattori
	a	b	c	d=(a+b+c)	e	f	g=e-f	h=g-d
PIL	0,0	-0,2	-0,1	-0,3	1,1	1,5	-0,3	0,0
Importazioni di beni e servizi	-0,7	-2,7	0,2	-3,2	1,8	5,4	-3,6	-0,4
Spesa per consumi delle famiglie	-0,1	-0,2	-0,1	*-0,4*	1,1	1,4	-0,3	0,1
Investimenti fissi lordi	-0,4	0,4	-0,2	*-0,1*	4,4	4,1	0,3	0,4
Esportazioni di beni e servizi	-0,5	-4,4	-0,2	*-5,0*	0,4	5,2	-4,7	0,3
Deflatore PIL	0,0	-0,2	0,0	*-0,1*	1,3	1,3	0,0	0,0
Deflatore consumi	0,1	-0,1	0,5	*0,5*	1,3	1,1	0,2	-0,3
Occupazione (ULA)	0,0	0,0	0,0	*0,0*	0,0	0,0	0,0	0,0

(*) Nel delta scenario internazionale gli effetti del rallentamento della domanda mondiale sono stimati a partire dal 3T18 poiché i dati di contabilità nazionale già ne colgono in parte l'impatto.
Eventuali imprecisioni derivano da arrotondamenti.

La **colonna h** (c.d. altri fattori)[16] mostra la differenza tra la revisione effettivamente apportata alle previsioni (**colonna g** = NADEF-DEF) e quella suggerita dall'analisi dei dati. La stima di crescita del PIL risulta sostanzialmente in linea con il Consensus[17].

La Tavola R.3 mostra l'impatto sulla crescita del PIL tra il 2018 e il 2021 delle revisioni delle variabili esogene internazionali rispetto alle ipotesi dello scorso marzo. La dinamica del commercio mondiale nella prima metà del 2018 è rallentata rispetto a quanto prospettato nel DEF per effetto delle misure protezionistiche annunciate ed in parte messe in atto dagli Stati Uniti.[18] Tali annunci, anche se coinvolgono solo in minima parte il mercato europeo, hanno prodotto effetti di rallentamento sulle esportazioni italiane nel primo semestre dell'anno in corso. Ci si attende, dunque, una minore crescita del commercio internazionale nel 2018 e, in misura inferiore, nel 2019. Solo nel biennio 2020-21 si prefigura una ripresa degli scambi internazionali a ritmi maggiori di quelli prospettati a marzo. Gli effetti sul PIL sono di una minore crescita di 2 decimi di punto nel 2018 e nel 2019, in gran parte compensata dagli effetti positivi derivanti dal maggiore aumento della domanda internazionale nel 2020 e 2021.

Dopo il rialzo delle quotazioni del greggio iniziato a fine 2017 e inizio 2018, il prezzo del petrolio si è stabilizzato in media poco sopra i 70 dollari al barile risentendo ancora dell'eccesso di offerta. Come già rilevato in primavera, i contratti *futures* indicano solo un marginale aumento del prezzo del petrolio tra il 2018 e il 2019 per poi scendere fino a 66 dollari al barile. La nuova ipotesi del prezzo del petrolio avrebbe, nell'intero periodo, un effetto negativo sulla crescita del PIL già a partire dall'anno in corso.

[16] La definizione 'altri fattori' è generica poiché include ulteriori informazioni che riguardano anche indicazioni sul grado di fiducia degli operatori economici non tutti necessariamente quantificabili tramite relazioni econometriche.

[17] L'edizione di settembre di Consensus Economics riporta una previsione media per la crescita del PIL reale dell'Italia pari a 1,2 per cento nel 2018 e 1,1 per cento nel 2019.

[18] Si ricorda che per le simulazioni si utilizza la domanda internazionale pesata per l'Italia.

Con riferimento ai tassi di cambio, le aspettative di rialzo dei tassi d'interesse sui titoli di stato americani e il differente timing di abbandono delle politiche espansive non convenzionali da parte della FED rispetto alla BCE, hanno comportato un apprezzamento del dollaro. Tuttavia, nella prima metà del 2018 si è assistito ad un apprezzamento dell'euro rispetto alle altre principali valute e, in particolare, nei confronti di alcune valute il cui valore esterno si è deprezzato in misura consistente (per es., le valute di Turchia e Brasile). È importante sottolineare come l'impatto macroeconomico di un mutato profilo del tasso di cambio venga definito con riferimento agli scostamenti del tasso di cambio nominale effettivo, calcolato come media ponderata dei tassi di cambio bilaterali rispetto all'euro dei principali partner commerciali dell'Italia. Per la proiezione delle valute è stata adottata l'usuale ipotesi tecnica di mantenere invariato, nell'intero arco previsivo, il livello del cambio fissandolo pari alla media degli ultimi 10 giorni lavorativi terminanti il 30 agosto. Il maggiore apprezzamento del tasso di cambio effettivo avrebbe un effetto negativo sulla crescita stimato in -0,1 punti percentuali nel 2018, -0,4 punti nel 2019 e -0,1 punti percentuali nel 2020.

L'impatto dell'apprezzamento potrebbe, tuttavia, risultare più contenuto se, oltre a considerare i tassi di cambio nominali, si valutassero anche le variazioni nelle misure di competitività di prezzo e quindi i tassi di cambio reale. Infatti, è ragionevole ipotizzare che a una forte svalutazione di una valuta possano far seguito pressioni inflazionistiche che riducono o annullano l'effetto di competitività determinato dal solo valore esterno nominale della valuta. Per tale ragione si è valutato l'impatto sulla crescita italiana ascrivibile alla variazione intervenuta nei prezzi dei manufatti esteri espressi in valuta locale, la cui dinamica risulta maggiore rispetto a quella ipotizzata nel DEF per il 2018 ed, in misura inferiore, il 2019.[19] L'effetto combinato della variazione del tasso di cambio nominale effettivo e dei prezzi dei manufatti esteri concorre ad innalzare il tasso di crescita del PIL di un decimo di punto nel 2018 e nel 2020.

Rispetto al DEF la curva dei rendimenti sui titoli di stato italiani risulta più alta e secondo le stime del modello econometrico porterebbe ad un peggioramento delle condizioni del credito. L'effetto negativo sulla crescita sarebbe di lieve entità nel 2019 per diventare più consistente nel 2020 e 2021.

TAVOLA R.3: EFFETTI SUL PIL DELLE DIFFERENTI IPOTESI SULLE ESOGENE INTERNAZIONALI (impatto sui tassi di crescita)

	2018	2019	2020	2021
1. Domanda mondiale pesata per l'Italia	-0,2	-0,2	0,1	0,2
2. Ipotesi Tasso di cambio nominale effettivo	-0,1	-0,4	-0,1	0,0
3. Ipotesi prezzi dei manufatti esteri in valuta locale	0,2	0,4	0,2	0,0
4. Ipotesi prezzo del petrolio	-0,1	-0,2	-0,1	0,0
5. Ipotesi tassi d'interesse	0,0	-0,1	-0,3	-0,3
Totale (*)	-0,3	-0,5	-0,2	-0,1

(*) Eventuali imprecisioni derivano dagli arrotondamenti.

[19] L'andamento dei prezzi dei manufatti nei diversi Paesi è desunto da stime di Oxford Economics. La media ponderata di questi prezzi coglie le relazioni di interscambio con l'Italia e i pesi per ciascun Paese riflettono elaborazioni effettuate presso il MEF.

FOCUS

Un'analisi di rischio (o di sensitività) sulle variabili esogene

Le ipotesi adottate riguardo l'evoluzione del commercio mondiale, i tassi di cambio, le quotazioni petrolifere e le condizioni dei mercati finanziari delineano lo scenario internazionale di riferimento e concorrono in modo rilevante a determinare il quadro macroeconomico per l'economia italiana, notoriamente aperta agli scambi con l'estero. Il profilo di queste variabili esogene sottostante al quadro tendenziale riflette metodi di proiezione di norma impiegati presso i principali centri di previsione nazionale ed internazionale. Poiché l'andamento prospettato per queste variabili è caratterizzato da incertezza, appare opportuno offrire una valutazione di alcuni degli elementi di rischio insiti nel quadro tendenziale. Sono stati quindi condotti esercizi di simulazione con il modello econometrico ITEM per valutare il possibile impatto sul tasso di crescita dell'economia italiana derivante da un profilo delle principali variabili esogene internazionali diverso da quello prefigurato nel quadro tendenziale. L'analisi dei rischi individua, in particolare, quattro scenari alternativi riguardo alle ipotesi sottostanti al quadro macroeconomico di riferimento ciascuno dei quali si focalizza su uno specifico elemento di rischio (positivo e negativo) per l'economia nazionale.

Le prime tre simulazioni si riferiscono a variabili esogene del quadro internazionale: rispettivamente la domanda mondiale, il tasso di cambio nominale effettivo per l'Italia e il prezzo del petrolio.

Il consolidarsi delle misure protezionistiche nel corso del 2018, già all'interno del quadro macroeconomico tendenziale, fa prefigurare una crescita della domanda mondiale pesata per l'Italia del 4,3 per cento nell'anno in corso, più contenuta rispetto sia a quella del 2017 sia a quanto indicato nell'ultimo DEF per il medesimo anno. In tale quadro la crescita si affievolisce nel 2019 (4 per cento), per portarsi poco sopra il 4 per cento nei due anni successivi (rispettivamente, 4,3 e 4,1 per cento). Il rischio di un maggiore inasprimento delle tensioni protezionistiche induce a considerare uno scenario ulteriormente sfavorevole in cui il tasso di crescita della domanda mondiale pesata per l'Italia sia inferiore in ogni anno di un punto percentuale rispetto al profilo delineato nello scenario di riferimento.

Per quanto riguarda l'andamento dei tassi di cambio, nel quadro tendenziale si adotta l'ipotesi tecnica per cui i livelli dei tassi di cambio sono mantenuti costanti nell'orizzonte di previsione;[20] nello scenario alternativo si utilizzano invece i tassi di cambio bilaterali a termine alle diverse scadenze contrattuali fino al 2021 (*forward exchange rates*). Questo approccio dà luogo a un apprezzamento del tasso di cambio effettivo nominale maggiore nel 2019 rispetto a quanto prefigurato nello scenario di base (dell'1,8 e dello 0,7 per cento, rispettivamente).[21] Alla fine del triennio 2019 - 2021 vi sarebbe un apprezzamento dell'euro (inteso come variazione del tasso di cambio nominale effettivo) rispetto al 2018 del 2,7 per cento, maggiore del corrispondente lieve apprezzamento previsto nello scenario tendenziale (0,7 per cento).

Il terzo scenario di rischio riguarda le quotazioni del petrolio. Il profilo previsto nel quadro tendenziale si basa sui prezzi dei contratti *future* sul greggio e prospetta un lieve aumento del prezzo del petrolio nel 2019 (73,8 dollari al barile), a cui fa seguito una sua graduale

[20] Si considera la media delle quotazioni giornaliere più recenti, quelle registrate negli ultimi dieci giorni lavorativi.

[21] In questo scenario alternativo, per i Paesi emergenti il cui tasso di cambio con l'euro è atteso deprezzarsi a tassi di variazione percentuale superiori alle due cifre (ad es., la lira turca), si sono considerati i tassi *forward* fino al dicembre 2019, mentre per i due anni successivi si è adottata l'ipotesi tecnica di invarianza del loro livello. Il motivo di tale accorgimento è che il tasso di cambio effettivo nominale, sia pur in modo imperfetto rispetto al tasso di cambio reale, offre indicazioni sulla competitività internazionale dell'economia italiana; d'altro canto il forte deprezzamento di queste valute verosimilmente si traduce in maggiore inflazione nei rispettivi Paesi. Sarebbe quindi poco informativo cogliere *per intero* il solo forte deprezzamento nominale del cambio di questi Paesi senza tener conto della contestuale perdita di competitività legata ai maggiori prezzi in valuta locale delle loro esportazioni.

riduzione fino a raggiungere i 67,9 dollari nel 2021. Nello scenario alternativo si ipotizzano livelli del prezzo del greggio in ogni anno superiori del 20 per cento rispetto ai livelli del quadro tendenziale (nel 2019, ad esempio, si ipotizza una quotazione del petrolio di quasi 89 dollari al barile).

Infine, con riferimento alle condizioni finanziarie dell'economia viene considerato uno scenario più favorevole rispetto a quanto prefigurato nel quadro tendenziale. In particolare, si ipotizza uno scenario di maggior fiducia da parte dei risparmiatori e degli operatori finanziari in cui il tasso di rendimento dei BTP a dieci anni sarebbe inferiore in ciascun anno di 100 punti base rispetto ai livelli corrispondenti del quadro di riferimento. In questo scenario, dunque, vi sarebbero livelli più contenuti non solo dello spread BTP-Bund ma anche, in parte, dei tassi di interesse applicati dalle banche.

I risultati dell'analisi di sensibilità del quadro macroeconomico tendenziale ai diversi elementi di rischio sono riportati nella tavola seguente. La minore crescita della domanda mondiale indebolirebbe la dinamica delle esportazioni italiane e porterebbe ad una minore crescita del prodotto nel triennio 2018-2020. Nel 2021 il livello del PIL risulterebbe inferiore di circa 0,7 punti percentuali rispetto al corrispondente livello del quadro tendenziale. Anche l'apprezzamento dell'euro (in particolare del tasso di cambio nominale effettivo per l'economia italiana) e l'aumento del prezzo del petrolio costituiscono elementi di possibile freno alla crescita dei prossimi anni. Sul fronte delle condizioni finanziarie, l'ipotesi di scenario più favorevole associata a minori premi per il rischio richiesti dagli investitori si tradurrebbe in effetti favorevoli sul PIL nonché sui consumi e gli investimenti. La corrispondente maggiore crescita sarebbe tale che, nel 2021, il PIL risulterebbe più elevato di oltre lo 0,8 per cento rispetto al livello dello scenario tendenziale.

Si è visto quindi che tre degli scenari ipotizzati hanno origine da canali internazionali e concorrono a indebolire il profilo di crescita dell'economia italiana tramite una domanda estera meno vivace o una dinamica meno favorevole del tasso di cambio e del prezzo del greggio. Il miglioramento delle condizioni finanziarie, al contrario, arrecherebbe benefici che si trasmetterebbero in primo luogo alla domanda interna.

EFFETTI SUL PIL DEGLI SCENARI DI RISCHIO (impatto sui tassi di crescita)

	2019	2020	2021
1. Commercio mondiale	-0,2	-0,3	-0,2
2. Tasso di cambio nominale effettivo	-0,2	-0,3	-0,1
3. Prezzo del Petrolio	-0,2	-0,3	-0,1
4. Ipotesi migliori condizioni finanziarie	0,2	0,3	0,3

Scenario programmatico

Il quadro macroeconomico programmatico incorpora gli effetti sull'economia delle misure che il Governo intende presentare al Parlamento con il disegno di legge di bilancio 2019.

Il PIL è previsto in crescita dell'1,5 per cento nel 2019, dell'1,6 per cento nel 2020 e dell'1,4 per cento nel 2021. La domanda interna sarà stimolata attraverso molteplici misure.

In primo luogo, gli aumenti delle imposte indirette previste dalle clausole di salvaguardia verranno completamente sterilizzati nel 2019 e parzialmente nel 2020 e 2021.

Saranno introdotte importanti misure volte alla riduzione della povertà e al sostegno dell'occupazione giovanile: il reddito di cittadinanza, all'interno della

quale è prevista anche la riforma e il potenziamento dei Centri per l'Impiego, e l'introduzione di nuove modalità di pensionamento anticipato.

Sarà avviata la prima fase dell'introduzione della 'flat tax', che prevede l'innalzamento delle soglie minime per il regime semplificato d'imposizione su piccole imprese, professionisti e artigiani. La riduzione della pressione fiscale proseguirà anche per effetto del taglio dell'imposta sugli utili d'impresa per le aziende che reinvestono i profitti e assumono lavoratori aggiuntivi.

Il rilancio dell'attività economica sarà, inoltre, stimolato da maggiori investimenti pubblici e da un miglioramento dei processi decisionali nella PA, oltre che dall'introduzione di modifiche al Codice degli appalti e dalla standardizzazione dei contratti di partenariato pubblico-privato. In questo contesto il Governo intende anche avviare un programma di manutenzione straordinaria della rete viaria e di collegamento italiana.

Il Governo provvederà inoltre allo stanziamento di risorse per il ristoro dei risparmiatori danneggiati dalle crisi bancarie emerse nel corso degli ultimi anni.

L'insieme di questi interventi produce un impatto positivo sulla crescita rispetto alla previsione tendenziale per tutto l'arco previsivo. Le previsioni programmatiche sono fondate su simulazioni effettuate con il modello econometrico del Tesoro (ITEM).

La tavola seguente mostra l'impatto sul PIL delle misure della manovra raggruppate per tipologia di intervento. Rispetto allo scenario tendenziale, si profila un incremento del tasso di crescita del PIL di 0,6 punti percentuali nel 2019, di 0,5 punti percentuali nel 2020 e di 0,3 punti nel 2021.

TAVOLA II.3: IMPATTO MACROECONOMICO DELLE MISURE PROGRAMMATICHE RISPETTO ALLO SCENARIO TENDENZIALE (differenze tra i tassi di variazione del PIL)

	2019	2020	2021
Rimodulazione imposte indirette	0,2	0,2	-0,2
Misure espansive per la crescita e l'innovazione	0,7	0,4	0,5
Politiche invariate	0,1	0,0	0,0
Coperture finanziarie	-0,4	-0,1	0,0
Totale	0,6	0,5	0,3

TAVOLA II.4: QUADRO MACROECONOMICO PROGRAMMATICO (var. perc. salvo ove non diversamente indicato)

	2017	2018	2019	2020	2021
ESOGENE INTERNAZIONALI					
Commercio internazionale	5,0	3,9	3,9	3,8	3,7
Prezzo del petrolio (Brent, futures)	54,2	72,6	73,8	70,7	67,9
Cambio dollaro/euro	1,130	1,185	1,159	1,159	1,159
MACRO ITALIA (VOLUMI)					
PIL	1,6	1,2	1,5	1,6	1,4
Importazioni	5,2	1,7	3,0	3,8	4,0
Consumi finali nazionali	1,1	0,9	1,2	1,2	1,0
Consumi famiglie e ISP	1,5	1,1	1,3	1,3	1,2
Spesa della PA	-0,1	0,4	1,1	0,8	0,5
Investimenti	4,3	4,4	3,7	3,2	2,8
- macchinari, attrezzature e vari	2,3	3,1	4,0	4,1	3,7
- mezzi di trasporto	37,5	25,1	6,5	2,3	2,1
- costruzioni	1,6	1,4	2,8	2,6	2,0
Esportazioni	5,7	0,4	2,6	3,4	3,6
pm. saldo corrente bil. pag.in % PIL	*2,8*	*2,8*	*2,6*	*2,5*	*2,4*
CONTRIBUTI ALLA CRESCITA DEL PIL (*)					
Esportazioni nette	0,3	-0,3	-0,1	-0,1	-0,1
Scorte	-0,3	0,1	-0,1	0,1	0,1
Domanda nazionale al netto delle scorte	1,6	1,4	1,6	1,6	1,4
PREZZI					
Deflatore importazioni	3,5	2,0	1,8	1,7	1,7
Deflatore esportazioni	1,6	1,8	1,7	1,6	1,6
Deflatore PIL	0,5	1,3	1,6	1,9	1,7
PIL nominale	2,1	2,5	3,1	3,5	3,1
Deflatore consumi	1,1	1,3	1,4	2,2	1,7
p.m. Inflazione programmata	*1,2*	*1,0*	*1,2*		
p.m.inflazione IPCA al netto degli energetici importati, var.% (**)	*0,9*	*0,9*	*1,4*	*1,4*	*1,3*
LAVORO					
Redditi da lavoro dipendente (intera economia)	2,3	2,9	2,7	2,9	2,8
costo lavoro per unità di lavoro dipendente	0,2	1,7	1,5	1,5	1,5
produttività (mis.su PIL)	0,6	0,5	0,6	0,4	0,3
CLUP (misurato su PIL)	-0,4	1,2	0,9	1,1	1,2
occupazione (ULA)	0,9	0,7	0,9	1,2	1,1
dipendenti (ULA)	2,1	1,2	1,2	1,4	1,2
Occupati di contabilità nazionale	1,2	0,9	1,0	1,2	1,1
Occupati FL	1,2	1,2	1,1	1,3	1,1
Ore lavorate	1,1	1,0	1,0	1,2	1,1
Ore lavorate per occupato	-0,1	0,1	0,0	0,0	0,0
Tasso di disoccupazione	11,2	10,6	9,8	9,1	8,6
Tasso di occupazione (15-64 anni)	58,0	59,0	59,7	60,6	61,4
pm. PIL nominale (valori assoluti in milioni euro)	*1.724.954*	*1.767.575*	*1.822.695*	*1.886.983*	*1.946.306*

(*) Eventuali imprecisioni derivano dagli arrotondamenti
(**) Fonte: ISTAT
PIL e componenti in volume (prezzi concatenati anno base 2010), dati non corretti per i giorni lavorativi.
Nota: Il quadro macroeconomico è stato elaborato sulla base delle informazioni disponibili al 22 settembre 2018.
Per le esogene internazionali si fa riferimento alle informazioni fino al 30 agosto 2018.

III. INDEBITAMENTO NETTO E DEBITO PUBBLICO

III.1 DATI DI CONSUNTIVO E PREVISIONI A LEGISLAZIONE VIGENTE

Le stime di consuntivo diffuse dall'ISTAT[1] rivedono l'indebitamento netto del 2017 dal 2,3 dello scorso aprile al 2,4 per cento. Rispetto al 2016 si registra un miglioramento di 1 decimo di punto percentuale. L'avanzo primario è stato rivisto per il 2016 e 2017 all'1,4 per cento dall'1,5 per cento di aprile, mentre la spesa primaria scende dal 46,3 del 2014 al 44,9 per cento del 2017. La spesa per interessi cala dal 3,9 per cento del PIL del 2016 al 3,8 per cento dell'anno scorso. Dal lato delle entrate, la pressione fiscale si riduce al 42,2 per cento, mentre al netto delle misure degli 80 euro è stimata al 41,6 per cento.

In riferimento al debito pubblico, la revisione al rialzo del PIL nominale per gli anni 2016 e 2017 operata dall'ISTAT migliora sensibilmente il rapporto debito/PIL del biennio. Tale rapporto, dopo aver toccato un massimo di 131,8 per cento nel 2014, è sceso al 131,6 per cento nel 2015, al 131,4 per cento nel 2016 e al 131,2 per cento nel 2017, un livello inferiore a quello stimato ad aprile (131,8 per cento).

Le previsioni di finanza pubblica aggiornate a legislazione vigente per gli anni 2018-2021 scontano il peggioramento delle prospettive di crescita nel breve periodo rispetto alle attese formulate nel DEF 2018, oltre ai risultati dell'attività di monitoraggio.

Per il 2018, la stima a legislazione vigente colloca l'indebitamento netto delle Amministrazioni pubbliche all'1,8 per cento del PIL, con un peggioramento di 0,2 punti percentuali rispetto alla previsione del DEF 2018. Per gli anni successivi, l'indebitamento netto si conferma in progressiva riduzione, sebbene di più lieve intensità rispetto a quello previsto ad aprile. L'avanzo primario in rapporto al PIL è previsto salire all'1,8 per cento del PIL nel 2018 (1,9 per cento previsto nel DEF 2018). Nel 2019 salirà al 2,4, al 3,0 per cento nel 2020 e al 3,3 per cento nel 2021 scontando, rispetto alle stime del DEF, una crescita lievemente più contenuta delle entrate fiscali e una diminuzione meno marcata della spesa. Lo scenario tendenziale conferma che, dopo un quinquennio di riduzioni consecutive, la spesa per interessi della PA dal 2019 tornerà a crescere in termini nominali a causa di una graduale ripresa dei tassi di interesse che porterebbe l'incidenza sul PIL al 3,6 per cento in ciascuno degli anni 2018 e 2019 e al 3,7 e 3,8 per cento in ciascuno degli anni successivi.

Le entrate tributarie sono attese crescere dello 0,6 per cento nel 2018 e in media del 3,2 all'anno nel triennio 2019-2021, sostenute prevalentemente dall'andamento delle imposte indirette, che aumenteranno dell'1,9 per cento nel

[1] ISTAT, Conti Economici Nazionali, 21 settembre 2018.

2018 e del 4,6 per cento in media nel triennio successivo. Tale previsione sconta, soprattutto, l'aumento delle aliquote IVA dal 2019 e degli olii minerali dal 2020[2], ed è sostenuta anche dagli effetti dell'estensione di alcuni meccanismi di recupero dell'evasione basati sulla fatturazione elettronica e il conseguente ampliamento della base imponibile IVA. L'intensità della crescita delle imposte dirette risulta essere più moderata. Dopo un calo previsto dello 0,2 per cento per l'anno in corso, le stime collocano la crescita media nel periodo 2019-2021 a circa l'1,8 per cento. Le imposte in conto capitale sono attese in calo per gli anni 2018 e 2019, con una ripresa nel biennio successivo sul livello dell'1,1 per cento.

Per i contributi sociali sono stimati incrementi che raggiungeranno il 4,1 per cento nel 2018 con un progressivo rallentamento della crescita negli anni successivi. In rapporto al PIL, i contributi sociali toccheranno il 13,3 per cento nel 2018 e nel 2019, per scendere al 13,2 per cento e al 13,1 per cento nei due anni successivi. Le stime tengono conto dell'andamento dei redditi da lavoro dipendente, del venir meno degli effetti legati alle misure di esonero contributivo per le nuove assunzioni a tempo indeterminato[3], delle agevolazioni per i neoassunti introdotte dalla Legge di Bilancio 2018 nonché delle entrate provenienti dalla rottamazione delle cartelle.

La pressione fiscale a legislazione vigente nel 2018 è prevista ridursi al 41,9 per cento del PIL, più bassa di tre decimi di punto percentuale rispetto all'anno precedente. Considerando l'intero periodo, crescerà di circa due decimi di punto, attestandosi al 42,1 per cento nel 2021. Al netto delle misure riguardanti l'erogazione del beneficio degli 80 euro, la pressione fiscale è prevista salire dal 41,3 per cento del 2018 al 41,6 per cento nel 2021.

Le proiezioni della spesa pubblica stimano una crescita della spesa primaria dell'1,1 per cento per l'anno in corso e di circa l'1,4 per cento in media nel periodo 2019-2021. L'incidenza della spesa primaria sul PIL è attesa in calo, passando dal 44,3 per cento del 2018 al 42,7 per cento nel 2021.

La spesa corrente primaria si attesterà al 41,2 per cento del PIL nel 2018 per poi ridursi al 39,7 per cento a fine periodo, un livello superiore rispetto a quanto previsto nel DEF 2018. La componente più dinamica è quella delle prestazioni sociali in denaro, che cresceranno del 2,5 per cento nel 2018, con una analoga crescita media annua nel periodo 2019-2021. In rapporto al PIL, la spesa per prestazioni sociali in denaro conferma un profilo lievemente decrescente, scendendo dal 19,8 per cento nel 2018 al 19,7 per cento per ciascuno degli anni successivi.

I redditi da lavoro dipendente della PA cresceranno su base nominale di circa il 3,5 per cento nel 2018 per effetto dei rinnovi contrattuali comprensivi della quota di arretrati, rimarranno stabili nel 2019 e si ridurranno dello 0,4 per cento in media nel biennio 2020-2021. L'incidenza sul PIL risulta pertanto in calo, dal 9,6 del 2018 all'8,8 per cento del PIL nel 2021, in linea con le previsioni del DEF.

I consumi intermedi sono anch'essi attesi scendere in rapporto al PIL, dall'8,1 per cento del 2018 al 7,7 per cento del 2021.

[2] Il maggior gettito derivante dall'attivazione delle clausole a garanzia dei saldi di finanza pubblica dalla Legge di Bilancio 2018 è di circa 12,5 miliardi nel 2019 e di 6,7 miliardi aggiuntivi nel 2020.

[3] Leggi di Stabilità del 2015 e del 2016

Gli investimenti fissi lordi sono attesi scendere del 2,2 per cento nel 2018, mentre nel biennio successivo è prevista una sostenuta ripresa dell'attività d'investimento, con una crescita del 5,4 e del 7,5 per cento. Nel 2021 la crescita rallenterebbe al 4,0 per cento. In termini di PIL, gli investimenti si collocherebbero attorno all'1,9 per cento negli anni 2018 e 2019 e al 2,0 per cento nel biennio successivo. Le stime tengono conto delle specifiche misure di supporto disposte dalle ultime due Leggi di Bilancio e dell'ipotesi di ripresa della capacità di spesa in conto capitale degli Enti locali.

TAVOLA III.1a: CONTO DELLA PA A LEGISLAZIONE VIGENTE (in milioni)

	2017	2018	2019	2020	2021
SPESE					
Redditi da lavoro dipendente	164.231	170.060	170.157	169.579	168.959
Consumi intermedi	140.213	143.355	144.388	146.140	147.936
Prestazioni sociali	341.408	349.780	357.800	367.870	376.820
di cui: Pensioni	263.661	269.230	274.720	283.390	291.780
Altre prestazioni sociali	77.747	80.550	83.080	84.480	85.040
Altre spese correnti	62.485	64.773	67.227	67.025	67.723
Totale spese correnti al netto interessi	708.337	727.968	739.572	750.614	761.438
Interessi passivi	65.515	64.477	66.011	69.284	72.917
Totale spese correnti	773.852	792.445	805.583	819.898	834.355
di cui: Spesa sanitaria	113.599	116.331	117.239	119.452	121.803
Totale spese in conto capitale	66.911	55.837	57.483	57.184	56.367
Investimenti fissi lordi	33.787	33.031	34.828	37.431	38.940
Contributi in c/capitale	13.903	13.874	14.655	12.660	11.265
Altri trasferimenti	19.221	8.932	8.000	7.093	6.162
Totale spese finali al netto di interessi	775.248	783.805	797.055	807.798	817.805
Totale spese finali	840.763	848.282	863.066	877.082	890.722
ENTRATE					
Totale entrate tributarie	501.921	505.120	524.450	543.161	554.746
Imposte dirette	250.192	249.702	251.414	257.292	263.483
Imposte indirette	249.405	254.049	272.002	284.824	290.207
Imposte in c/capitale	2.324	1.369	1.034	1.045	1.056
Contributi sociali	225.671	234.962	242.357	246.502	251.101
Contributi effettivi	221.659	230.998	238.313	242.376	246.905
Contributi figurativi	4.012	3.964	4.044	4.126	4.196
Altre entrate correnti	69.525	72.848	70.582	71.059	71.598
Totale entrate correnti	794.793	811.561	836.355	859.677	876.389
Entrate in c/capitale non tributarie	2.586	2.831	3.242	3.627	3.635
Totale entrate finali	799.703	815.761	840.631	864.349	881.080
p.m. Pressione fiscale	*42,2*	*41,9*	*42,2*	*42,3*	*42,1*
Pressione fiscale al netto misure 80 euro	*41,6*	*41,3*	*41,7*	*41,8*	*41,6*
SALDI					
Saldo primario	24.455	31.956	43.576	56.551	63.275
in % di PIL	*1,4*	*1,8*	*2,4*	*3,0*	*3,3*
Saldo di parte corrente	20.941	19.116	30.771	39.780	42.034
in % di PIL	*1,2*	*1,1*	*1,7*	*2,1*	*2,2*
Indebitamento netto	-41.060	-32.521	-22.436	-12.732	-9.642
in % di PIL	*-2,4*	*-1,8*	*-1,2*	*-0,7*	*-0,5*
PIL nominale tendenziale (x 1.000)	1.725,0	1.767,6	1.816,1	1.866,7	1.915,6

Nota: Eventuali imprecisioni derivano da arrotondamenti.

TAVOLA III.1b: CONTO DELLA PA A LEGISLAZIONE VIGENTE (in percentuale del PIL)

	2017	2018	2019	2020	2021
SPESE					
Redditi da lavoro dipendente	9,5	9,6	9,4	9,1	8,8
Consumi intermedi	8,1	8,1	8,0	7,8	7,7
Prestazioni sociali	19,8	19,8	19,7	19,7	19,7
di cui: Pensioni	15,3	15,2	15,1	15,2	15,2
Altre prestazioni sociali	4,5	4,6	4,6	4,5	4,4
Altre spese correnti	3,6	3,7	3,7	3,6	3,5
Totale spese correnti al netto interessi	41,1	41,2	40,7	40,2	39,7
Interessi passivi	3,8	3,6	3,6	3,7	3,8
Totale spese correnti	44,9	44,8	44,4	43,9	43,6
di cui: Spesa sanitaria	6,6	6,6	6,5	6,4	6,4
Totale spese in conto capitale	3,9	3,2	3,2	3,1	2,9
Investimenti fissi lordi	2,0	1,9	1,9	2,0	2,0
Contributi in c/capitale	0,8	0,8	0,8	0,7	0,6
Altri trasferimenti	1,1	0,5	0,4	0,4	0,3
Totale spese finali al netto di interessi	44,9	44,3	43,9	43,3	42,7
Totale spese finali	48,7	48,0	47,5	47,0	46,5
ENTRATE					
Totale entrate tributarie	29,1	28,6	28,9	29,1	29,0
Imposte dirette	14,5	14,1	13,8	13,8	13,8
Imposte indirette	14,5	14,4	15,0	15,3	15,1
Imposte in c/capitale	0,1	0,1	0,1	0,1	0,1
Contributi sociali	13,1	13,3	13,3	13,2	13,1
Contributi effettivi	12,9	13,1	13,1	13,0	12,9
Contributi figurativi	0,2	0,2	0,2	0,2	0,2
Altre entrate correnti	4,0	4,1	3,9	3,8	3,7
Totale entrate correnti	46,1	45,9	46,1	46,1	45,8
Entrate in c/capitale non tributarie	0,1	0,2	0,2	0,2	0,2
Totale entrate finali	46,4	46,2	46,3	46,3	46,0
p.m. Pressione fiscale	42,2	41,9	42,2	42,3	42,1
SALDI					
Saldo primario	1,4	1,8	2,4	3,0	3,3
Saldo di parte corrente	1,2	1,1	1,7	2,1	2,2
Indebitamento netto	-2,4	-1,8	-1,2	-0,7	-0,5

Nota: I rapporti al PIL sono calcolati sulle previsioni del quadro tendenziale. Eventuali imprecisioni derivano da arrotondamenti.

TAVOLA III.1c: CONTO DELLA PA A LEGISLAZIONE VIGENTE (variazioni percentuali)

	2018	2019	2020	2021
SPESE				
Redditi da lavoro dipendente	3,5	0,1	-0,3	-0,4
Consumi intermedi	2,2	0,7	1,2	1,2
Prestazioni sociali	2,5	2,3	2,8	2,4
di cui: Pensioni	2,1	2,0	3,2	3,0
Altre prestazioni sociali	3,6	3,1	1,7	0,7
Altre spese correnti	3,7	3,8	-0,3	1,0
Totale spese correnti al netto interessi	2,8	1,6	1,5	1,4
Interessi passivi	-1,6	2,4	5,0	5,2
Totale spese correnti	2,4	1,7	1,8	1,8
di cui: Spesa sanitaria	2,4	0,8	1,9	2,0
Totale spese in conto capitale	-16,6	2,9	-0,5	-1,4
Investimenti fissi lordi	-2,2	5,4	7,5	4,0
Contributi in c/capitale	-0,2	5,6	-13,6	-11,0
Altri trasferimenti	-53,5	-10,4	-11,3	-13,1
Totale spese finali al netto di interessi	1,1	1,7	1,3	1,2
Totale spese finali	0,9	1,7	1,6	1,6
ENTRATE				
Totale entrate tributarie	0,6	3,8	3,6	2,1
Imposte dirette	-0,2	0,7	2,3	2,4
Imposte indirette	1,9	7,1	4,7	1,9
Imposte in c/capitale	-41,1	-24,5	1,1	1,1
Contributi sociali	4,1	3,1	1,7	1,9
Contributi effettivi	4,2	3,2	1,7	1,9
Contributi figurativi	-1,2	2,0	2,0	1,7
Altre entrate correnti	4,8	-3,1	0,7	0,8
Totale entrate correnti	2,1	3,1	2,8	1,9
Entrate in c/capitale non tributarie	9,5	14,5	11,9	0,2
Totale entrate finali	2,0	3,0	2,8	1,9

FOCUS

Valutazione degli incassi derivanti dall'attività di contrasto dell'evasione fiscale

La valutazione degli incassi derivanti dall'attività di contrasto dell'evasione fiscale rispetto alle corrispondenti previsioni di bilancio dell'anno in corso viene effettuata, in sede di Nota di Aggiornamento del Documento di Economia e Finanza, ai sensi dell'articolo 1, comma 434, primo e secondo periodo, della Legge di Stabilità 2014[4], così come modificato dall'articolo 1, comma 1069, della Legge di Bilancio 2018[5].

La valutazione delle maggiori risorse è effettuata mediante un confronto degli incassi derivanti dall'attività di contrasto dell'evasione fiscale dell'anno corrente sia con le previsioni iscritte nel bilancio a legislazione vigente, sia con le somme effettivamente incassate nell'esercizio precedente[6]. La valutazione in esame verifica che siano rispettate congiuntamente le seguenti tre condizioni: i) l'esistenza di maggiori entrate derivanti dall'attività di contrasto dell'evasione fiscale rispetto alle previsioni iscritte nel bilancio a legislazione vigente (rispettivamente per le annualità 2018, 2019 e 2020); ii) l'esistenza di maggiori entrate derivanti dall'attività di contrasto dell'evasione fiscale rispetto a quelle effettivamente incassate nell'esercizio precedente (2017); iii) che le predette maggiori entrate siano permanenti[7].

L'esito positivo di tali condizioni implica, in sede di predisposizione del disegno di Legge di Bilancio, l'iscrizione nello stato di previsione dell'entrata e, contestualmente, nel Fondo per la riduzione della pressione fiscale delle maggiori risorse permanenti derivanti dall'attività di contrasto dell'evasione fiscale.

Ai fini della valutazione rilevano, nel titolo delle entrate tributarie, i dati gestionali e previsionali dei tributi erariali derivanti da attività di accertamento e controllo e nel titolo delle entrate extra tributarie gli interessi e sanzioni. Sotto il profilo gestionale, rilevano i versamenti risultanti a consuntivo 2017 contabilizzati nel Rendiconto generale dello Stato e i versamenti acquisiti a tutto il mese di agosto 2018; sotto il profilo previsionale, rilevano le stime di cassa a legislazione vigente indicate nello stato di previsione dell'entrata del Bilancio dello Stato per il 2018, 2019 e 2020, nonché le stime aggiornate degli incassi attesi nel 2018.

Per rendere coerente il confronto degli incassi attesi nel 2018 con le previsioni iscritte nel bilancio a legislazione vigente per le annualità 2018, 2019 e 2020, occorre considerare le medesime entrate al netto delle misure *una tantum*. Pertanto, in discontinuità rispetto al metodo di calcolo adottato negli anni precedenti, con riferimento al titolo delle entrate tributarie, la stima degli incassi per il 2018 è stata quantificata al netto della stima del gettito derivante dai provvedimenti sulla c.d. 'rottamazione delle cartelle' (D.L. n. 193/2016 e D. L. n. 148/2017).[8]

Per l'elaborazione della proiezione degli incassi è stata considerata la variazione registrata nel periodo gennaio-agosto 2018 rispetto allo stesso periodo del 2017. Tale variazione è stata applicata alle singole voci delle entrate derivanti dall'attività di accertamento e controllo incassate nell'anno 2017 considerate al netto degli effetti derivanti dal D.L. n. 193/2016 e dal D.L. n. 50/2017.

[4] L. n. 147/2013.
[5] L. n. 205/2017.
[6] Art. 1, c. 431 e 434 della L. n. 147/2013.
[7] La precedente disposizione normativa limitava il confronto alle previsioni per l'esercizio in corso. La modifica introdotta dall'articolo 1, comma 1069, della Legge di Bilancio 2018, ha previsto che il confronto sia effettuato rispetto alle previsioni iscritte nel bilancio a legislazione vigente per tutto il triennio.
[8] In altre parole, occorre tenere conto degli effetti delle misure di *estinzione dei debiti relativi ai carichi affidati agli agenti di riscossione negli anni dal 2000 al 2016* ai sensi dell'articolo 6, comma 1, del D. Lgs. 22 ottobre 2016, n. 193 (c.d. rottamazione delle cartelle), dei vantaggi della definizione agevolata estesa anche ai debiti affidati in riscossione dal 1° gennaio al 30 settembre 2017, nonché della riammissione per i soggetti esclusi dalla definizione agevolate del 2016, secondo quanto previsto dal D.L. n. 148/2017.

Nella tavola seguente sono evidenziati i principali tributi (IRPEF, IRES, IVA) e sono indicati indistintamente quelli minori (inclusivi delle entrate derivanti dalla conciliazione); per ciascuna voce sono riportati: gli incassi realizzati nel 2017, risultanti dal Rendiconto generale dello Stato (colonna a); la stima delle entrate realizzate nel 2018 (colonna b); le previsioni di bilancio assestate per gli anni 2017, 2018, 2019, 2020 (rispettivamente colonna c, d, e, f); la differenza tra la stima degli incassi attesi nel 2018 e quelli realizzati nel 2017; la differenza tra gli incassi stimati per il 2018 e le previsioni iscritte in bilancio per il triennio 2018-2020.

TAVOLA R.1:INCASSI DERIVANTI DALLE ATTIVITÀ DI CONTRASTO ALL'EVASIONE (in miliardi di euro)

	Incassi registrati nel 2017 (Rendiconto generale dello Stato)	Stima incassi 2018 basata sui dati a tutto agosto	Previsioni di cassa bilancio assestato 2017	Previsioni di bilancio assestate 2018	Previsioni di bilancio assestate 2019	Previsioni di bilancio assestate 2020	Differenza stima incassi 2018 incassi 2017	Differenza stima incassi 2018 previsioni 2018	Differenza stima incassi 2018 previsioni 2019	Differenza stima incassi 2018 previsioni 2020
	(a)	(b)	(c)	(d)	(e)	(f)	(b-a)	(b-d)	(b-e)	(b-f)
	2017	2018	2017	2018	2019	2020				
IRPEF	3,31	2,99	3,45	3,83	4,02	3,96	-0,31	-0,83	-1,02	-0,96
IRES	1,86	1,68	2,13	2,50	2,46	2,43	-0,18	-0,81	-0,77	-0,75
IVA	3,91	4,59	2,24	3,23	3,60	3,55	0,69	1,36	0,99	1,05
Altre imposte minori	0,59	0,76	0,12	0,63	0,61	0,61	0,16	0,13	0,14	0,15
Totale ruoli tributarie	9,67	10,03	7,94	10,19	10,69	10,55	0,36	-0,16	-0,66	-0,52
Totali ruoli extra tributarie	2,65	3,40	3,13	3,40	3,26	3,20	0,75	0,00	0,15	0,21
Totale	12,32	13,43	11,06	13,59	13,94	13,75	1,12	-0,16	-0,51	-0,31

Sulla base dei criteri sopra descritti, la stima degli incassi attesi per l'anno 2018 è pari a 13,4 miliardi di euro, di cui circa 10,0 miliardi riferiti alle entrate tributarie e 3,4 miliardi alle entrate extra tributarie.

Si perviene, pertanto, ai seguenti risultati: i) la stima degli incassi attesi per il 2018 è maggiore degli incassi realizzati nel 2017 per 1,1 miliardi di euro; ii) gli incassi stimati per il 2018 risultano inferiori alle previsioni per il triennio 2018-2020.

Sulla base di questi risultati, non è possibile destinare al Fondo per la riduzione della pressione fiscale ulteriori risorse rispetto a quanto già stanziato per il 2018, 2019 e 2020 sulla base della valutazione delle maggiori entrate permanenti effettuata nella Nota di Aggiornamento del DEF dello scorso anno.[9]

[9] Cfr. MEF, Nota di Aggiornamento del Documento di Economia e Finanza 2017, pp. 52-53.

III.2 PERCORSO PROGRAMMATICO DI FINANZA PUBBLICA

La programmazione di bilancio per i prossimi anni

Il Contratto di Governo firmato dai *leader* della coalizione formula ambiziosi obiettivi in campo economico e sociale, dall'inclusione al *welfare*, dalla tassazione all'immigrazione. Si ritiene inoltre prioritario promuovere una crescita più sostenuta dell'economia e dell'occupazione e chiudere il gap negativo di PIL e reddito che l'Italia ha accumulato nei confronti del resto d'Europa nell'ultimo decennio.

I vincoli finanziari entro cui si attuerà il programma sono stringenti: la pressione fiscale in Italia rimane assai elevata e il quadro tendenziale di finanza pubblica ereditato dal precedente governo prevede un ulteriore inasprimento dell'imposizione indiretta, contro cui il nuovo Parlamento si è già pronunciato, impegnando il Governo ad assumere tutte le iniziative per favorire il disinnesco delle clausole di salvaguardia inerenti all'aumento delle aliquote IVA e delle accise su benzina e gasoli.

Il Governo ritiene pertanto opportuno intervenire sulle clausole di salvaguardia contenute nella Legge di Bilancio 2018, neutralizzando completamente quelle relative al 2019 e parzialmente quelle riguardanti il 2020 e 2021. Nel 2019 verrà introdotto il Reddito di Cittadinanza e si ristruttureranno e potenzieranno i Centri per l'Impiego.

Il Governo ritiene altresì necessario intervenire sul sistema pensionistico così come delineato dall'ultima riforma, che limita il fisiologico *turnover* nelle risorse umane impiegate, anche allo scopo di rinnovare le competenze necessarie all'innovazione. Si introdurranno pertanto nuove modalità di accesso al pensionamento anticipato.

Nel complesso, le risorse previste per Reddito di Cittadinanza, Centri per l'impiego e pensionamenti anticipati assommano in media a circa lo 0,9 per cento del PIL annuo nel periodo 2019-2021.

In attuazione della proposta *flat tax* per le imprese, nel 2019 si innalzeranno le soglie minime per il regime semplificato d'imposizione su piccole imprese, professionisti e artigiani. Verrà inoltre introdotta un'aliquota ridotta, pari al 15 per cento, per l'imposta sui redditi di impresa. L'aliquota ridotta si applicherà ai redditi corrispondenti agli utili destinati all'acquisto di beni strumentali e alle nuove assunzioni.

Lo scenario programmatico di finanza pubblica prevede inoltre un aumento degli investimenti pubblici rispetto allo scenario tendenziale, nel quale è già incorporata una ripresa di questa componente della spesa. Le risorse aggiuntive sono pari a oltre 0,2 punti di PIL nel 2019 e crescono fino ad oltre 0,3 punti nel 2021. Questo programma porterà gli investimenti pubblici dall'1,9 per cento del PIL stimato per quest'anno al 2,3 per cento nel 2021.

Il Governo opererà inoltre per acquisire risorse aggiuntive nei prossimi anni, in linea con l'obiettivo di portare il rapporto fra investimenti pubblici e PIL verso il 3 per cento del PIL entro la fine della legislatura. La leva dei trasferimenti in conto capitale e miglioramenti organizzativi e regolatori descritti nel paragrafo IV.3 verranno inoltre utilizzati per aiutare le società partecipate a realizzare livelli di investimento marcatamente più elevati rispetto agli anni passati.

La Legge di Bilancio 2019 proseguirà inoltre le politiche di promozione degli investimenti, dell'innovazione e del miglioramento dell'efficienza energetica delle abitazioni. Il quadro programmatico prevede anche sostegni per le piccole e medie imprese e risorse per code contrattuali e perequazioni relative alle retribuzioni pubbliche. Saranno infine rifinanziate selettivamente le cosiddette politiche vigenti, comprese le spese per le missioni di pace.

Per quanto riguarda le coperture delle nuove politiche, si opereranno tagli alle spese dei ministeri e altre revisioni di spesa per circa lo 0,2 per cento del PIL. I fondi attualmente destinati al Reddito di Inclusione verranno utilizzati per coprire parte del costo del Reddito di Cittadinanza.

Dal lato delle entrate, in conseguenza dei cambiamenti dell'imposizione su piccole imprese e utili reinvestiti, si prevede l'abrogazione dell'Imposta sul Reddito Imprenditoriale (IRI), che doveva entrare in vigore nel 2019 con aliquota al 24 per cento e che è ora superata dalla *flat tax* per le piccole imprese e lavoratori autonomi. Alla luce della misura di riduzione dell'aliquota sugli utili reinvestiti di prossima introduzione, si eliminerà inoltre l'Aiuto alla Crescita Economica (ACE).

Ulteriori aumenti di gettito proverranno da modifiche di regimi agevolativi, detrazioni fiscali e percentuali di acconto d'imposta. Sarà introdotta la trasmissione elettronica dei corrispettivi e si interverrà sulle imposte ambientali. Risorse potranno anche provenire da misure di risoluzione del contenzioso fiscale. Le relative misure saranno dettagliate nella Legge di Bilancio 2019.

Partendo da deficit tendenziali pari all'1,2 per cento del PIL nel 2019, 0,7 nel 2020 e 0,5 nel 2021, la manovra punta a conseguire un indebitamento netto della PA che, con un profilo comunque decrescente risulti pari al 2,4 per cento del PIL nel 2019, al 2,1% nel 2020 e all'1,8% nel 2021.

In confronto allo scenario tendenziale, la manovra 2019-2021 fornirà uno stimolo all'attività economica ben superiore. Sebbene le stime di finanza pubblica non comprendano effetti di retroazione della maggiore crescita sul saldo di bilancio, il più alto livello del PIL nominale contribuirà a ridurre il rapporto debito/PIL nel corso del triennio.

Il profilo dei conti pubblici testé illustrato modifica sensibilmente il sentiero dell'indebitamento netto rispetto a quanto indicato nel DEF dello scorso aprile. Come rappresentato nella Relazione al Parlamento allegata alla presente Nota di Aggiornamento, il saldo strutturale, dopo il miglioramento di 0,2 punti di PIL previsto per quest'anno, peggiorerebbe di 0,8 punti nel 2019 e si manterrebbe costante per il 2020 e il 2021. Il Governo prevede di riprendere il processo di riduzione dell'indebitamento strutturale dal 2022 in avanti. Laddove il PIL reale e l'occupazione oltrepassassero i livelli pre-crisi prima del 2021, i tempi di questa riduzione verrebbero accelerati.

TAVOLA III.2: QUADRO PROGRAMMATICO SINTETICO DI FINANZA PUBBLICA (in percentuale del PIL)(1)

		2017	2018	2019	2020	2021
INDEBITAMENTO NETTO	(Nota agg. DEF)	-2,4	-1,8	-2,4	-2,1	-1,8
	(DEF 2018)	-2,3	-1,6	-0,8	0,0	0,2
INTERESSI	(Nota agg. DEF)	3,8	3,6	3,7	3,8	3,9
	(DEF 2018)	3,8	3,5	3,5	3,5	3,5
SALDO PRIMARIO	(Nota agg. DEF)	1,4	1,8	1,3	1,7	2,1
	(DEF 2018)	1,5	1,9	2,7	3,4	3,7
INDEBITAMENTO NETTO STRUTTURALE (2)	(Nota agg. DEF)	-1,1	-0,9	-1,7	-1,7	-1,7
	(DEF 2018)	-1,1	-1,0	-0,4	0,1	0,1
DEBITO (lordo sostegni)(3)	(Nota agg. DEF)	131,2	130,9	130,0	128,1	126,7
	(DEF 2018)	131,8	130,0	128,0	124,7	122,0
DEBITO (netto sostegni) (3)	(Nota agg. DEF)	127,8	127,6	126,8	125,0	123,8
	(DEF 2018)	128,4	127,5	124,8	121,6	119,0
SALDO SETTORE PUBBLICO	(Nota agg. DEF)	-2,9	-2,5	-3,0	-2,6	-2,4
	(DEF 2018)	-2,9	-2,5	-1,4	-0,6	-0,4
SALDO SETTORE STATALE	(Nota agg. DEF)	-3,0	-2,6	-3,1	-2,7	-2,5
	(DEF 2018)	-3,0	-2,7	-1,6	-0,7	-0,6

(1) Il quadro di finanza pubblica programmatica non è stato presentato dal Governo nel DEF 2018 pertanto i valori si riferiscono al quadro tendenziale.
(2) Al netto delle misure una tantum e della componente ciclica.
(3) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM.

FOCUS

Aiuto Pubblico allo Sviluppo (APS)

Nel 2017 l'APS italiano ha raggiunto lo 0,30 per cento del Reddito Nazionale Lordo (RNL). Tale dato, al momento al vaglio dell'OCSE/DAC per le pertinenti procedure di verifica, testimonia l'impegno del Governo italiano in materia di cooperazione allo sviluppo e il significativo conseguimento, con tre anni di anticipo, dell'obiettivo in precedenza previsto per il 2020.

Al riguardo, il risultato raggiunto nel 2017 è da considerarsi positivo, sebbene permanga un divario considerevole rispetto all'obiettivo dello 0,7 per cento del RNL fissato dall'Agenda 2030 per lo Sviluppo Sostenibile. A tal fine, si ribadisce l'esigenza di continuare ad assicurare adeguati e graduali incrementi delle risorse destinate alle attività di cooperazione allo sviluppo al fine di garantire, da parte del nostro Paese, il raggiungimento degli obiettivi previsti sia in ambito internazionale, sia dalla Legge n. 125/2014.

Alla luce di quanto precede, si riafferma l'impegno del Governo volto a perseguire il predetto percorso di adeguamento stabilendo, per il triennio 2019-2021, i seguenti obiettivi di spesa intermedi: 0,33 per cento del RNL nel 2019, 0,36 per cento nel 2020 e 0,40 per cento nel 2021.

Risultati raggiunti in termini di saldo strutturale e di regola di spesa

Secondo la notifica dell'ISTAT diffusa lo scorso 21 settembre, nel 2017 l'indebitamento netto della PA è stato pari al 2,4 per cento del PIL, dato rivisto verso l'alto rispetto alla precedente stima di 2,3 per cento del PIL; al netto di misure temporanee (prevalentemente legate alle misure straordinarie di sostegno al sistema bancario) l'indebitamento sarebbe risultato pari a circa il 2,0 per cento del PIL. Il Ministero dell'Economia e delle Finanze stima che l'indebitamento netto per il 2018 si collocherà al 1,8 per cento del PIL. La variazione del saldo strutturale vedrebbe un miglioramento del 0,2 per cento.

Le regole europee prevedono, per i paesi che hanno un deficit di bilancio, un percorso di avvicinamento del saldo di bilancio in termini strutturali verso un obiettivo di medio termine (*Medium Term Objective*, MTO), per l'Italia identificato con il pareggio di bilancio.

Con riferimento al saldo strutturale, la Commissione Europea valuta se il recente andamento del saldo (inclusi i valori previsti per l'anno in corso) sia conforme al percorso consentito, tenendo conto che il miglioramento da conseguire ogni anno è anche funzione delle condizioni cicliche. La Commissione, inoltre, valuta se la programmazione dei saldi pubblici per gli anni successivi sia coerente col raggiungimento dell'obiettivo del pareggio nel medio termine.

A partire dal 2015 il miglioramento richiesto in termini di indebitamento strutturale è stato mitigato dai margini di flessibilità, riconosciuti dalla Commissione Europea[10]. Va inoltre chiarito che l'eventuale divergenza rispetto al sentiero di avvicinamento al MTO è significativa solo quando sia maggiore di una 'soglia di tolleranza'. Altro criterio utilizzato è quello della regola della spesa, per il quale il tasso di crescita dell'aggregato di spesa deve restare al di sotto di una determinata soglia[11].

La prossima valutazione sul rispetto delle regole di avvicinamento al MTO e della regola della spesa da parte della Commissione sul biennio 2018-2019 sarà effettuata dalla Commissione a seguito della presentazione da parte dell'Italia del *Draft Budgetary Plan* il prossimo 15 ottobre. In tale contesto la Commissione farà riferimento alle proprie previsioni autunnali, che saranno pubblicate a novembre. Una tappa successiva sarà la valutazione ex-post sui dati a consuntivo per il 2018, resi disponibili dall'ISTAT nel corso del 2019 (comunicazione ufficiale del 1 marzo).

La situazione relativa al biennio 2018-2019, da un punto di vista dell'approccio normalmente utilizzato dalla Commissione Europea, si può riassumere come segue.

Le previsioni della Commissione più recenti (*Spring Forecasts* 2018), indicano il ritorno a condizioni cicliche normali già partire dal 2017, collocando l'output gap su valori inferiori al 1,5%. Di conseguenza, secondo la matrice che quantifica gli aggiustamenti fiscali richiesti in funzione delle condizioni cicliche dell'economia, si renderebbe necessario un miglioramento del saldo strutturale per ciascun anno del biennio 2018-2019 di almeno di 0,6 punti percentuali.

[10] Per una descrizione più dettagliata si rimanda alla tavola 'Flessibilità accordata all'Italia nel Patto di Stabilità'.

[11] Per un approfondimento su tali regole e su altri aspetti accennati nel resto del paragrafo si guardi il box 'valutazione delle deviazioni significative e della regola della spesa'.

TAVOLA III.3: LA FINANZA PUBBLICA CORRETTA PER IL CICLO (in percentuale del PIL)

	2016	2017	2018	2019	2020	2021
1. Tasso di crescita del PIL a prezzi costanti	1,1	1,6	1,2	1,5	1,6	1,4
2. Indebitamento netto	-2,5	-2,4	-1,8	-2,4	-2,1	-1,8
3. Interessi passivi	3,9	3,8	3,6	3,7	3,8	3,9
4. Misure una tantum (2)	0,2	0,0	0,1	-0,1	0,0	0,0
di cui: Misure di entrata	0,3	0,5	0,2	0,1	0,0	0,0
Misure di spesa	-0,1	-0,5	-0,1	-0,1	-0,1	0,0
5. Tasso di crescita del PIL potenziale	0,0	0,4	0,7	0,9	1,0	1,0
Contributi dei fattori alla crescita potenziale:						
Lavoro	0,0	0,3	0,4	0,5	0,5	0,4
Capitale	-0,1	0,0	0,1	0,1	0,2	0,2
Produttività Totale dei Fattori	0,0	0,1	0,2	0,2	0,3	0,3
6. Output gap	-3,5	-2,3	-1,9	-1,2	-0,6	-0,2
7. Componente ciclica del saldo di bilancio	-1,9	-1,3	-1,0	-0,7	-0,3	-0,1
8. Saldo di bilancio corretto per il ciclo	-0,7	-1,1	-0,8	-1,8	-1,8	-1,7
9. Avanzo primario corretto per il ciclo	3,3	2,7	2,8	1,9	2,0	2,2
10. Saldo di bilancio strutturale (3)	-0,9	-1,1	-0,9	-1,7	-1,7	-1,7
11. Avanzo primario strutturale (3)	3,1	2,7	2,7	2,0	2,1	2,2
12. Variazione saldo di bilancio strutturale	-0,9	-0,2	0,2	-0,8	0,0	0,0
13. Variazione avanzo primario strutturale	-1,1	-0,4	0,1	-0,7	0,1	0,2

(1) Gli arrotondamenti possono determinare incongruenze tra i valori presentati in tabella.
(2) Il segno positivo indica misure una tantum a riduzione del deficit
(3) Corretto per il ciclo al netto delle misure una tantum e altre misure temporanee.

TAVOLA III.4 MISURE UNA TANTUM A LEGISLAZIONE VIGENTE (in milioni)

	CONSUNTIVO		PREVISIONI			
	2016	2017	2018	2019	2020	2021
Totale misure una tantum	3.465	-160	1.250	-1.449	-783	-52
in % del PIL	0,2	0,0	0,1	-0,1	0,0	0,0
a) Entrate	5.565	8.880	3.133	950	607	188
in % del PIL	*0,3*	*0,5*	*0,2*	*0,1*	*0,0*	*0,0*
Imposte sostitutive varie	1.067	1.070	1.386	442	442	0
Rientro dei capitali / Scudo fiscale ter	0	0	0	0	0	0
Allineamento valori di bilancio ai principi IAS	394	250	231	173	173	173
Sostitutiva plusvalenze BKI	0	0	0	0	0	0
Fondo solidarietà U.E. per sisma Amatrice	0	1.167	0	0	0	0
Fondo risoluzione 4 banche	0	0	0	0	0	0
Condono edilizio	26	15	15	15	15	15
Contributo obbligatorio straordinario a Fondo di risoluzione bancaria	0	1.526	0	0	0	0
Emersione capitali all'estero (voluntary disclosure)	4.078	956	112	0	0	0
Rottamazione cartelle (1)	0	3.896	1.389	320	-23	0
b) Spese	-3.045	-9.689	-2.483	-3.039	-1.990	-840
in % del PIL	*-0,2*	*-0,6*	*-0,1*	*-0,2*	*-0,1*	*0,0*
Arretrati pensioni sentenza Corte costituzionale 70/2015	0	0	0	0	0	0
Interventi per calamità naturali:	-2.127	-2.326	-2.483	-3.039	-1.990	-840
Dividendi in uscita	-30	-20	0	0	0	0
Fondo risoluzione 4 banche	0	-1.000	0	0	0	0
One-off EU nuova decisione risorse proprie 2014	-888	0	0	0	0	0
Riclassificazione operazione MPS	0	-1.587	0	0	0	0
Banche Venete	0	-4.756	0	0	0	0
c) Dismissioni immobiliari	945	649	600	640	600	600
in % del PIL	*0,1*	*0,0*	*0,0*	*0,0*	*0,0*	*0,0*
Ripartizione misure una tantum per sottosettori						
Amministrazioni centrali	2.545	-785	700	-2.039	-1.333	-602
Amministrazioni locali	65	502	380	350	350	350
Enti di previdenza	235	123	170	240	200	200

1) Comprende le misure del D.L. n.148/2017 e D.L. n. 193/2016.
Il segno positivo indica misure una tantum a riduzione dell'indebitamento netto nominale.

FOCUS

La valutazione delle deviazioni significative e della regola di spesa

Il braccio preventivo del Patto di Stabilità e Crescita (PSC) prevede che il percorso di avvicinamento all'Obiettivo di Medio Periodo (MTO) venga valutato sulla base di due criteri: la variazione del saldo strutturale e la regola di spesa.

Per quanto riguarda il criterio della variazione del saldo strutturale, l'entità annua dell'aggiustamento fiscale viene estrapolata sulla base di una matrice che contiene i seguenti parametri[12]: i) le condizioni cicliche dell'economia sintetizzate dall'*output gap*; ii) il livello del rapporto debito/PIL; iii) l'esistenza di rischi di medio periodo sulla sostenibilità delle finanze pubbliche valutati sulla base dell'indicatore S1[13].

Gli aggiustamenti annuali modulati sulla base delle condizioni cicliche possono essere ridotti per l'applicazione delle clausole di flessibilità[14], seguendo le indicazioni comunicate dalla Commissione nel gennaio del 2015. Ciò implica che, per esempio, in condizioni cicliche normali, a fronte di un aggiustamento annuo del saldo strutturale richiesto di 0,5 punti percentuali di PIL, l'attivazione congiunta della clausola delle riforme e degli investimenti può condurre ad un allentamento massimo del saldo strutturale fino a -0,25 punti percentuali del PIL.

Riguardo alla regola di spesa, i regolamenti europei[15] stabiliscono che, per i paesi che non abbiano ancora conseguito il proprio MTO, l'aggregato di spesa di riferimento[16] debba crescere ad un tasso pari alla differenza tra il tasso di crescita medio del PIL potenziale[17] e il cosiddetto margine di convergenza[18]. Il margine di convergenza è a sua volta calibrato in relazione alle condizioni cicliche dell'economia[19] e ulteriormente rimodulato in caso di applicazione delle clausole di flessibilità per le riforme strutturali e/o per la clausola degli investimenti e per le eventuali altre clausole legate agli eventi non usuali.

Si hanno deviazioni significative dal percorso di avvicinamento all'MTO nel caso in cui, sulla base dei dati consolidati ex post, si rilevi uno scostamento di 0,5 punti percentuali di PIL su un anno, o, in media, di 0,25 punti percentuali sui precedenti due anni, rispetto agli aggiustamenti richiesti dai criteri della variazione del saldo strutturale e della regola di spesa.

[12] Si veda la matrice che specifica l'aggiustamento annuale verso l'MTO in base alla situazione del ciclo economico presentata nella Comunicazione della Commissione '*Making the best use of flexibility within the existing rules of the Stability and Growth Pact*' del 13 gennaio 2015.

[13] Ad esempio, in condizioni cicliche 'normali' rappresentate da un output gap compreso tra -1,5 per cento e 1,5 per cento del PIL potenziale, un paese che presenta un rapporto debito/PIL superiore al 60 per cento e, sulla base di S1, rischi di sostenibilità medi, deve convergere al proprio MTO attraverso una riduzione del saldo strutturale superiore a 0,5 punti percentuali di PIL.

[14] La flessibilità viene concessa a fronte di riforme strutturali e di investimenti o a seguito di eventi non usuali al di fuori del controllo dei governi quali: gravi recessioni o terremoti oppure la materializzazione di spese legate al fenomeno dei migranti.

[15] Recepiti nella legislazione nazionale dalla L. n. 243/2012.

[16] Tale aggregato si ricava sottraendo, in ciascun anno, alla spesa pubblica totale: la spesa per interessi; la spesa per investimenti dell'anno in corso smussata per la dinamica dei precedenti quattro anni; la spesa per programmi EU finanziata dal bilancio comunitario; la componente ciclica dei sussidi di disoccupazione e la variazione delle Discretionary Revenue Measures.

[17] Il tasso di crescita medio del potenziale viene calcolato sulla base della metodologia della funzione di produzione concordata a livello europeo, considerando una media decennale delle *Forecast* della Commissione Europea centrata sull'anno in cui si esercita la valutazione stessa. La media decennale include pertanto i quattro anni precedenti a quello della valutazione e i cinque anni successivi (previsione di due anni e estrapolazione meccanica per i successivi tre).

[18] Il margine di convergenza viene definito come la differenza tra il tasso di crescita dell'aggregato di spesa e il tasso di crescita medio del PIL potenziale.

[19] Per esempio, in condizioni cicliche 'normali', l'aggregato di spesa di riferimento deve ridursi in modo da assicurare un miglioramento annuale nel saldo strutturale che sia pari o superiore allo 0,5 per cento del PIL.

Tuttavia la Commissione Europea, nel contesto delle Comunicazioni sull'implementazione del Semestre Europeo 2017[20], ha ritenuto utile specificare che la valutazione sulla *compliance* con i requisiti del Patto di Stabilità e Crescita delle misure di bilancio da adottare per il 2018 sarebbe stata effettuata in base a un margine di discrezionalità al fine di tenere in considerazione l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro. Sulla base di tali premesse la Commissione ha ritenuto adeguato l'obiettivo di consolidamento del saldo strutturale per il 2018 pari a 0,3 per cento del PIL contenuto nel *Draft Budgetary Plan* dello scorso Novembre e confermato nella legge di stabilità del 2018[21]. Per il 2019 resta ferma l'indicazione proveniente dalla matrice di procedere ad un aggiustamento strutturale pari a 0,6 per cento.

Le attuali stime di variazione del saldo strutturale per il 2018 indicano un miglioramento di 0,2 punti percentuali di PIL. La variazione è appena al di sotto dall'obiettivo dello 0,3 perseguito dall'Italia e suggellato dalle misure prese nella legge di stabilità del 2018; lo scostamento non è dovuto a scelte di natura fiscale, ma a sopraggiunte revisioni dei dati. Il risultato è pertanto da ritenersi compatibile con l'aggiustamento delineato dalle regole europee e richiesto dalla Commissione Europea.

L'iniziale impulso espansivo del 2019 determina una deviazione dal sentiero di convergenza verso il pareggio di bilancio strutturale. Per gli anni successivi, a fronte di un miglioramento del saldo di bilancio nominale, il saldo strutturale è previsto stabilizzarsi sul livello del 2019.

La valutazione del Governo è che una *stance* di politica fiscale restrittiva, e quindi più vicina agli attuali parametri europei, priverebbe il bilancio pubblico di risorse destinate a rilanciare la domanda e a migliorare le prospettive di crescita di medio periodo e la sostenibilità sociale. Quest'orientamento è supportato dalla convinzione che l'economia italiana sia ancora ben lontana dalla piena occupazione delle risorse e che la persistente debolezza delle condizioni cicliche non sia adeguatamente colta dalle stime prodotte dalla metodologia ufficiale per la stima del prodotto potenziale e dell'output gap[22].

[20] Commissione Europea, 'The Commission's degree of discretion in assessing compliance with the preventive arm of the SGP', Ares(2017)3232809-28/06/2017.

[21] Al contempo, la Commissione all'interno dell'*opinion* sul DPB ha richiesto al Governo 'di realizzare tale aggiustamento senza deviazioni di sorta in modo tale da coniugare le esigenze di stabilizzazione dell'economia con le sfide della sostenibilità delle finanze pubbliche'.

[22] Nel recente passato una revisione apportata alla metodologia di stima del potenziale ha portato ad un riavvicinamento delle stime effettuate dalla Commissione rispetto alle valutazioni effettuate dal Dipartimento del Tesoro. Pur riconoscendo l'apertura manifestata dalla Commissione, le differenze permangono portando a misurazioni ancora divergenti sulle condizioni dell'economia italiana. Le stime del Tesoro si basano sulla metodologia della funzione di produzione concordata a livello UE, ma differiscono dalle stime della Commissione in ragione della previsione macroeconomica sottostante e del fatto che quest'ultima ha un orizzonte di quattro anni (chiudendosi nel 2021) mentre le previsioni della Commissione non vanno oltre il 2019.

Nel settembre 2017, la Commissione ha avviato una procedura volta al miglioramento della metodologia di stima del prodotto potenziale, integrando considerazioni *country-specific*. Nell'ambito di tale procedura, l'Italia ha chiesto e ottenuto modifiche nella stima del *Non-Accelerating Wage Rate of Unemployment* (NAWRU) e del *trend* della Produttività Totale dei Fattori (TFP).

In particolare, per quanto riguarda il modello sottostante la stima del NAWRU, la Commissione ha riconosciuto che la procedura con cui di norma il MEF seleziona i parametri di inizializzazione delle varianze dei fattori latenti (si veda a questo proposito il Riquadro 'Sensitività del NAWRU ai parametri di inizializzazione dei fattori latenti' pubblicato nel DEF 2015) è preferibile alla prassi attualmente in uso dalla Commissione basata su

Le misure contenute nel programma di governo sosterranno il reddito delle fasce della popolazione maggiormente colpite dalla recessione, non sufficientemente tutelate (o addirittura danneggiate) dagli interventi adottati nel corso degli ultimi anni e caratterizzate da una elevata propensione al consumo. Tali misure, associate a quelle relative al sostegno delle imprese, sono, da più punti di vista, anche idonee a favorire una più sostenuta ripresa della produzione e ad aumentare il potenziale di crescita.

In primo luogo, solo un credibile e prolungato sostegno ai redditi può migliorare le aspettative e portare ad una più decisa ripresa degli investimenti privati. Ferma restando l'importanza fondamentale dei settori orientati alle esportazioni, negli ultimi anni l'anello debole del sistema economico italiano è stato la debolezza della domanda interna, che è necessario riportare a tassi di crescita confrontabili con quelli dei maggiori paesi europei. Ad aver sofferto maggiormente la crisi sono state le imprese di dimensioni piccola e medio-piccola, esposte alla caduta dei consumi. Esse sono la componente del tessuto produttivo - legato alle costruzioni e ai servizi - che più facilmente può tornare ad espandersi a fronte di prospettive più favorevoli.

Gli interventi di sostegno ai redditi saranno allo stesso tempo misure di attivazione, essendo il reddito di cittadinanza legato alla messa in atto di politiche attive sul mercato del lavoro. Anche il provvedimento volto a consentire pensionamenti in età meno avanzata, oltre ad avere evidenti risvolti di carattere sociale, costituirà un'opportunità sia per le fasce più giovani della popolazione, in termini d'impiego, sia per le imprese, consentendo loro di ringiovanire la forza lavoro.

Inoltre, il programma straordinario di investimenti e di manutenzione delle infrastrutture che sarà presto presentato, oltre ad essere rivolto alla messa in sicurezza del paese, è compatibile con l'accesso alla flessibilità all'interno del sistema di regole europee, consentendo in linea di principio deviazioni anche rilevanti dall'obiettivo di medio termine di bilancio strutturale in pareggio.

Il governo auspica che questa lettura delle condizioni macroeconomiche sia tenuta in dovuto conto in sede Europea e ribadisce, comunque, la disponibilità a rivedere in futuro il sentiero di riduzione dell'indebitamento nell'eventualità che la crescita accelerasse marcatamente.

Le Tavole sottostanti forniscono informazioni più dettagliate sulla flessibilità accordata all'Italia e sulla convergenza all'MTO nello scenario programmatico.

valutazioni discrezionali. Per il momento, la variazione metodologica è stata accordata all'Italia, mentre l'estensione agli altri Stati Membri è in corso di sperimentazione.

Per quanto riguarda la stima del *trend* della Produttività Totale dei Fattori, il MEF ha chiesto e ottenuto che la serie dell'indicatore di fiducia del settore servizi (componente dell'indice di Capacità Utilizzata, CUBS, impiegato nella scomposizione trend/ciclo del residuo di Solow) sia considerata a partire dal 2003 invece che dal 1998. L'Italia ha proposto inoltre di usare una metodologia 3-step (a differenza dell'attuale 2-step) per combinare gli indici sottostanti la costruzione del CUBS: dal 1985 al 1997 utilizzare solo la capacità utilizzata nel settore manifatturiero; dal 1998 al 2002 utilizzare la capacità utilizzata nel settore manifatturiero e l'indice di survey del settore costruzioni, dal 2003 in avanti combinare la capacità utilizzata nell'industria e i dati di survey nelle costruzioni e nei servizi.

TAVOLA III.5: FLESSIBILITÀ ACCORDATA ALL'ITALIA NEL PATTO DI STABILITÀ

	2015	2016	2017	2018	2019
Output gap NADEF 2018 (% del PIL potenziale)	-4,6	-3,5	-2,3	-1,9	-1,2
Condizioni cicliche	Eccezionalmente negative	Molto negative	Negative	Negative	Normali
Aggiustamento richiesto sulla base delle condizioni cicliche e del livello del debito (p.p di PIL)	0,0	0,3	0,5	0,5	0,6
Flessibilità accordata (p.p di PIL)	0,0	0,8	0,4		
di cui					
per attivazione delle clausole di flessibilità:					
riforme strutturali	0,0	0,5	0,0		
investimenti	0,0	0,2	0,0		
per attivazione delle clausole di eventi non usuali:					
rifugiati	0,0	0,1	0,2		
costi di sicurezza	0,0	0,1	0,0		
costi legati al terremoto	0,0	0,0	0,2		
Aggiustamento richiesto modificato per le clausole di flessibilità e di eventi non usuali (p.p. di PIL)	-0,1	-0,6	0,1	0,5	0,6
Margine di discrezionalità				0,3	

TAVOLA III.6: DEVIAZIONI SIGNIFICATIVE

Convergenza del saldo strutturale verso l'MTO	2016	2017	2018*	2019
Indebitamento netto	-2,5	-2,4	-1,8	-2,4
Obiettivo di Medio Termine (MTO)	0,0	0,0	0,0	0,0
Saldo Strutturale	-0,9	-1,1	-0,9	-1,7
Variazione annuale del saldo strutturale	-0,7	-0,2	0,2	-0,8
Variazione richiesta del saldo strutturale	-0,6	0,1	0,3	0,6
Deviazione del saldo strutturale dalla variazione annuale richiesta (<0,5 pp)	-0,4	-0,3	-0,1	-1,4
Variazione media del saldo strutturale (su due anni)	-0,3	-0,5		-0,3
Variazione media richiesta	-0,3	-0,2		0,5
Deviazione del saldo strutturale dalla variazione media richiesta (<0,25 pp)	0,0	-0,3		-0,7
Regola di spesa	**2016**	**2017**	**2018***	**2019**
Tasso di crescita dell'aggregato di spesa di riferimento (**) (%)	1,0	0,3	1,3	2,7
Benchmark modulato sulle condizioni cicliche prevalenti (**) (%)	1,3	-0,4	0,5	0,1
Deviazione dell'aggregato di spesa dalla variazione annuale richiesta (<0,5 p.p.)	0,1	-0,3	-0,3	-1,1
Deviazione dell'aggregato di spesa dalla variazione media richiesta su 2 anni (<0,25 p.p.)	0,3	-0,1		-0,7

(*) nel 2018 la variazione richiesta è pari a 0,3 per margine di discrezionalità.
(**) in termini reali fino al 2017, nominali dal 2018.

III.3 EVOLUZIONE DEL RAPPORTO DEBITO/PIL

I dati degli ultimi anni delineano un quadro di graduale declino del rapporto debito/PIL. A seguito delle revisioni statistiche effettuate a settembre dall'ISTAT[23] il rapporto debito/PIL si è attestato al 131,6 per cento nel 2015, al 131,4 per cento nel 2016 e, segnando una riduzione per il terzo anno consecutivo, al 131,2 per cento nel 2017.

Nel 2018, il rapporto debito/PIL è atteso ulteriormente in riduzione di 0,3 punti percentuali rispetto al 2017, attestandosi al 130,9 per cento. Tale riduzione è determinata da una crescita nominale prevista al 2,5 per cento che più che compensa la dinamica del livello di stock di debito, in crescita del 2,3 per cento. La nuova previsione, in linea con quanto indicato nel DEF 2018, tiene conto di proventi da privatizzazioni pari allo 0,3 per cento del PIL e di una maggiore provvista di liquidità pari allo 0,3 per cento del PIL, legata al volume di scadenze di titoli di Stato del 2019.

Il quadro programmatico delinea un percorso di ulteriore riduzione del rapporto debito/PIL per l'intero orizzonte di previsione. Nel 2019 la stima è pari al 130,0 per cento, anche per effetto di un ritmo di crescita del PIL nominale più sostenuto (pari al 3,1 per cento).

TAVOLA III.7 DEBITO DELLE AMMINISTRAZIONI PUBBLICHE PER SOTTOSETTORE (1) (in milioni e in percentuale del PIL)

	2017	2018	2019	2020	2021
Livello al lordo dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.263.056	2.314.295	2.368.961	2.416.872	2.466.865
in % del PIL	*131,2*	*130,9*	*130,0*	*128,1*	*126,7*
Amministrazioni centrali (3)	2.184.998	2.238.192	2.294.740	2.344.451	2.396.113
Amministrazioni locali (3)	128.223	126.269	124.386	122.586	120.916
Enti di previdenza e assistenza (3)	134	134	134	134	134
Livello al netto dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.204.825	2.256.064	2.310.730	2.358.774	2.409.159
in % del PIL	*127,8*	*127,6*	*126,8*	*125,0*	*123,8*
Amministrazioni centrali (3)	2.126.767	2.179.960	2.236.509	2.286.353	2.338.407
Amministrazioni locali (3)	128.223	126.269	124.386	122.586	120.916
Enti di previdenza e assistenza (3)	134	134	134	134	134

(1) Nota: Eventuali imprecisioni derivano da arrotondamenti.
(2) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2017 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico Finanza pubblica, fabbisogno e debito' del 14 settembre 2018). Le stime considerano per il periodo 2018-2020 proventi da privatizzazioni e altri proventi finanziari pari allo 0,3 per cento del PIL annuo. Inoltre si ipotizza un aumento delle giacenze di liquidità del MEF per circa lo 0,3 per cento del PIL nel 2018 e una riduzione per oltre lo 0,1 per cento del PIL nel 2019 e negli anni successivi. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi forward sui titoli di Stato italiani del periodo di compilazione del presente documento.
(3) Al lordo delle passività nei confronti degli altri sotto-settori.
(4) Include gli effetti del contributo italiano a sostegno dell'Area Euro: contributi programma *Greek Loan Facility* (GLF), EFSF e ESM.

[23] Comunicato ISTAT del 21 settembre 2018 'Conto trimestrale delle amministrazioni pubbliche, reddito e risparmio delle famiglie e profitti delle società'.

Nel 2020 il rapporto debito/PIL è atteso pari al 128,1 per cento. Il miglioramento rispetto al 2019 (circa 1,9 punti del PIL) è dovuto ad una ancor più forte crescita nominale, prevista al 3,5 per cento e ad un calo del fabbisogno del settore pubblico di circa 0,4 punti percentuali di PIL. La stima incorpora l'ipotesi di riduzione delle disponibilità liquide del Tesoro per oltre lo 0,1 per cento del PIL e di introiti da privatizzazioni e da altri proventi finanziari per circa lo 0,3 per cento del PIL in entrambi gli anni 2019 e 2020.

Nel 2021 è attesa un'ulteriore discesa del rapporto debito/PIL, che si attesterà al 126,7 per cento, risultando 1,3 punti percentuali inferiore rispetto al 2020. Il ritmo di discesa del rapporto debito/PIL sarà ilivemente inferiore a quella dell'anno precedente, per effetto della crescita nominale, pari al 3,1 per cento, e di un lieve calo del fabbisogno del settore pubblico di circa lo 0,2 per cento del PIL.

FIGURA III.1: ANDAMENTO DEL RAPPORTO DEBITO/PIL AL LORDO E AL NETTO DEGLI AIUTI EUROPEI


Var. del rapporto Debito/PIL (asse dx)
Debito/PIL (al lordo)
Debito/PIL (al netto)
% sul PIL
p.p di PIL
140
135
130
125
120
115
110
105
100
12
10
8
6
4
2
0
-2
-4
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Fonte: Elaborazioni MEF su dati ISTAT e Banca d'Italia.

III.4 LA REGOLA DEL DEBITO E GLI ALTRI FATTORI RILEVANTI

La programmazione dei bilanci pubblici, nel contesto dell'ordinamento europeo, deve tendere a rispettare la regola del debito, volta ad assicurare la riduzione del rapporto debito/PIL fino a portarlo ad un livello del 60 per cento. Un tale obiettivo può essere conseguito da un lato operando sulla crescita economica (dunque sul denominatore del rapporto) attraverso opportune misure, dall'altro migliorando il saldo di bilancio dei conti pubblici[24]. A prescindere dalle regole europee sussiste l'esigenza fondamentale di ridurre il debito pubblico; tuttavia, nel corso degli ultimi anni, la profonda crisi economica e un'estrema gradualità

[24] Sulla dinamica del debito incidono anche i proventi in conto capitale e altre voci che riducono il fabbisogno delle amministrazioni pubbliche.

della ripresa, accompagnata da un basso tasso d'inflazione, sconsigliavano l'effettuazione di manovre di correzione fiscale troppo pronunciate che, in ultima analisi sarebbero risultate controproducenti e deflattive. A partire dal 2015, la Commissione europea ha redatto diversi rapporti (c.d. rapporto sui fattori rilevanti) con cadenza annuale, che sostanzialmente riconoscevano le ragioni addotte dall'Italia, pur invitando il Governo ad effettuare un'azione più decisa sul lato dei conti pubblici[25].

FOCUS

La regola del debito e il rapporto sui fattori rilevanti

La regola del debito è stata introdotta nell'ordinamento europeo dal cosiddetto *Six Pack*, è stata recepita a livello nazionale con la legge di attuazione del principio dell'equilibrio di bilancio in Costituzione (L. n. 243/2012) ed è entrata completamente a regime nel 2015, dopo il periodo triennale di transizione avviato, per l'Italia, nel 2012, con l'uscita dalla procedura per disavanzi eccessivi.

La regola prevede che, per assicurare la riduzione ad un ritmo adeguato del rapporto debito/PIL verso la soglia del 60 per cento, venga rispettato almeno uno dei seguenti criteri:

- la parte di debito in eccesso rispetto al valore di riferimento del 60 per cento del PIL deve essere ridotta su base annua di 1/20 della media dei valori dei tre anni antecedenti a quello in corso (criterio di tipo *backward looking*) o nei due anni successivi a quello di riferimento (criterio di tipo *forward looking*).
- l'eccesso di debito rispetto al benchmark *backward looking* sia attribuibile al ciclo economico (utilizzando un indicatore che esprime il rapporto debito/PIL che si sarebbe ottenuto se nei precedenti tre anni il numeratore venisse corretto per l'impatto del ciclo economico e il PIL nominale al denominatore fosse cresciuto allo stesso ritmo del prodotto potenziale).

A partire dal Programma di Stabilità del 2016, la *compliance* con regola del debito sulla base del criterio *backward looking* o quello corretto per il ciclo economico viene valutata interamente su dati 'storici' notificati dall'ISTAT. La valutazione della regola del debito viene effettuata rispetto al benchmark più favorevole determinato sulla base dei criteri descritti sopra. Sulla base dei dati pubblicati in questo Aggiornamento del DEF, il benchmark più favorevole risulta essere quello *forward looking* in cui la *compliance* con la regola nell'anno di riferimento viene misurata quantificando il gap prodotto sulla base delle proiezioni del rapporto debito/PIL nei due anni successivi.

Sia nella fase transitoria, sia a regime, in caso di deviazione dal sentiero di aggiustamento individuato sulla base della regola, la Commissione ha la facoltà di raccomandare al Consiglio ECOFIN l'apertura di una procedura per disavanzi eccessivi. Tuttavia, il Trattato sul Funzionamento dell'Unione Europea, all'articolo 126(3), stabilisce anche che, nel caso di mancata osservanza della regola del debito, la Commissione elabori preliminarmente un rapporto ad hoc nel quale vengono riportati tutti i fattori rilevanti[26] a spiegare la deviazione rispetto al benchmark. Nell'emettere un giudizio la Commissione può pertanto concludere che, in ragione dei suddetti fattori rilevanti, il paese - anche se non in linea con il benchmark – non ha violato la regola del debito.

[25] Per una descrizione più tecnica della regola e per una sintesi dell'interlocuzione tra Commissione e Italia si veda il box "La regola del debito e il rapporto sui fattori rilevanti".

[26] La normativa europea stabilisce, che la Commissione possa desistere dall'aprire una procedura per disavanzi eccessivi tenendo conto dell'esistenza di fattori rilevanti quali: le condizioni economiche di medio-termine, l'aderenza alle regole dettate dal Patto di Stabilità e Crescita, la dinamica e la sostenibilità del debito pubblico nel medio periodo. Inoltre, ciascuno Stato membro può proporre al Consiglio e alla Commissione degli specifici fattori rilevanti a giustificazione della deviazione dal rispetto delle regole.

Prima della stesura del rapporto il paese sotto osservazione ha modo di far pervenire le proprie osservazioni per motivare il mancato raggiungimento del benchmark di riduzione del debito. A partire dal 2015, primo anno per l'Italia di stesura del rapporto da parte della Commissione, la scelta del Governo italiano è stata sempre quella di redigere e pubblicare una analisi molto dettagliata che motivava il non raggiungimento del benchmark. Di seguito si riassume l'interlocuzione avvenuta tra i Governi italiani e la Commissione tra il 2015 e il 2017,

Nel febbraio del 2015, la Commissione Europea aveva riscontrato una deviazione eccessiva rispetto al benchmark della regola del debito, che avrebbe richiesto nell'anno in corso una correzione cumulata del saldo strutturale pari a 2,5 punti percentuali di PIL. Per questo motivo, era stato redatto un Rapporto per valutare l'eventuale presenza di fattori rilevanti e decidere se aprire una procedura di infrazione per deficit eccessivo.

In seguito ad un'accurata analisi, supportata da considerazioni tecniche pervenute dal Governo italiano[27], la Commissione ha concluso di non dover considerare come significativo lo sforamento rispetto all'aggiustamento richiesto dalla regola del debito da parte dell'Italia e non ha proceduto all'apertura della Procedura per Disavanzi Eccessivi, ai sensi dell'art. 126(3) del TFUE.

In particolare, venivano considerati come fattori mitiganti: i) il rispetto del braccio preventivo del Patto di Stabilità e Crescita; ii) le condizioni economiche avverse (bassa crescita e bassa inflazione), che a quel tempo sconsigliavano l'attuazione di un massiccio sforzo fiscale che avrebbe reso ancora più ardua la riduzione del rapporto debito/PIL secondo il ritmo stringente fissato dalla regola del debito e, infine, iii) l'avvio di riforme strutturali capaci di aumentare la crescita potenziale e quindi la sostenibilità del debito pubblico nel medio periodo.

Anche nel 2016, il Governo ha ritenuto che tali fattori rilevanti continuassero a persistere e giustificassero la deviazione del rapporto debito/PIL rispetto alla dinamica prevista dalla regola, pubblicando, nel corso del mese di maggio, una nuova Relazione sui fattori rilevanti[28] a supporto di tale tesi. Nello stesso mese, la Commissione ha pubblicato la propria valutazione della *compliance* con la regola del debito (Rapporto 126.3), confermando che la bassa inflazione e l'ambizioso piano di riforme strutturali continuavano a rappresentare fattori mitiganti della deviazione rispetto al benchmark, notando tuttavia come il rispetto delle condizioni di convergenza verso l'MTO fosse a rischio. Il giudizio sull'esistenza dei fattori rilevanti è stato pertanto rimandato all'autunno ossia al momento della pubblicazione di dati più puntuali sulle misure di bilancio.

Con l'Opinion sul *Draft Budgetary Plan* pubblicato a novembre 2016, la Commissione ha concluso che lo sforzo fiscale pianificato dall'Italia non sembrava sufficiente per garantire il rispetto della regola del debito nel 2016 e nel 2017 preannunciando un nuovo rapporto sui fattori rilevanti. Il Governo italiano ha presentato nel gennaio del 2017 le proprie valutazioni riguardo la mancata *compliance* con la regola del debito[29], ribadendo, in particolare, i rischi di deflazione che rendono molto difficile ridurre rapidamente il rapporto debito/PIL,

[27] Nel febbraio 2015 il Governo ha prodotto un rapporto ad hoc motivando la scelta di deviare dal percorso di convergenza verso il benchmark compatibile con la regola del debito e adducendo numerosi fattori rilevanti, riguardanti principalmente: il perdurare degli effetti della crisi economica, la necessità di evitare che l'eccessivo consolidamento fiscale richiesto ai fini dell'osservanza delle condizioni stabilite dalla regola peggiorasse ulteriormente la dinamica del debito pubblico in rapporto al PIL; il persistere di rischi di deflazione che avrebbero reso la riduzione richiesta del debito ancora più ardua e controproducente, e, infine, i costi connessi all'implementazione di un ambizioso piano di riforme strutturali in grado di favorire la ripresa della crescita potenziale e la sostenibilità del debito nel medio periodo. Per ulteriori informazioni si veda, il rapporto MEF, 2015, 'Relevant Factors influencing the debt dynamic in Italy" (http://www.mef.gov.it/inevidenza/documenti/Note_on_relevant_factors_-_IT.pdf).

[28] http://www.tesoro.it/inevidenza/documenti/Relevant_Factor_Influencing_Debt_Developments_in_Italy.pdf

[29] http://www.mef.gov.it/inevidenza/documenti/Italy_Relevant_Factors_February_2017.pdf.

l'incertezza delle stime dell'output gap, i crescenti costi delle riforme strutturali e della crisi dei migranti.

Nel rapporto sui fattori rilevanti del febbraio 2017[30], la Commissione Europea ha concluso che le condizioni macroeconomiche, tra cui la bassa inflazione, permanevano sfavorevoli ma, al contempo, risultavano in graduale miglioramento. Inoltre, ha evidenziato un marcato rallentamento nella prosecuzione dell'azione di stimolo alla crescita economica dovuta alle riforme strutturali. Infine, ha evidenziato per il 2016 e il 2017 il rischio di non conformità delle finanze pubbliche italiane con l'aggiustamento richiesto dal braccio preventivo del Patto di Stabilità e Crescita per convergere verso l'MTO. A fronte di tali evidenze, la concessione dei fattori rilevanti per la mancata *compliance* con la regola del debito è stata legata alla ripresa della convergenza verso l'MTO attraverso l'introduzione di un pacchetto di misure correttive in grado di ridurre il disavanzo strutturale di almeno 0,2 punti percentuali di PIL. Misure effettivamente annunciate dal Governo italiano contestualmente alla pubblicazione del DEF 2017 nell'Aprile 2017[31].

Alla luce di tali misure supplementari, la Commissione Europea, nella fase di valutazione del DEF 2017 ha ritenuto non necessari ulteriori passi per garantire la conformità alla regola del debito per il 2015. La conformità dell'Italia alla regola del debito sarebbe stata nuovamente valutata nell'autunno 2017, come avviene in occasione di ogni esercizio previsivo (invernale, autunnale e primaverile). Nel 2017 non ci sono state ulteriori iniziative da parte della Commissione in relazione all'articolo 126(3).

Tuttavia, come menzionato nel paragrafo III.2, nel contesto delle sue Comunicazioni sull'implementazione del Semestre Europeo 2017, la Commissione europea ha ritenuto utile specificare che la valutazione delle misure di bilancio da adottare per il 2018 verrà effettuata in base a un margine di discrezionalità in ragione del quale l'Italia nel 2018 avrebbe dovuto conseguire un miglioramento del saldo strutturale dello 0,3 per cento del PIL (anziché il valore "tabellare" di 0,6). La discrezionalità sottendeva l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro.

Il più recente rapporto della Commissione, risalente a maggio 2018[32], valutava il non raggiungimento dell'obiettivo posto dalla regola del debito (nella configurazione *forward looking*) per il 2017, concludendo, ancora una volta, per la non violazione della regola. La motivazione si conformava, alle conclusioni dei precedenti rapporti, prendendo atto, in un contesto di progressi conseguiti in termini di implementazione delle riforme richieste al Paese, della sussistenza di condizioni cicliche ancora deboli (anche se in miglioramento). Tuttavia la Commissione rilevava che il saldo di bilancio in termini strutturali era previsto in deciso peggioramento (da -0,5 per cento del PIL nel 2015 a -2,0 per cento nel 2019[33]) e veniva chiesto all'Italia di utilizzare sopravvenienze fiscali favorevoli (*windfall gains*) per ridurre il debito pubblico; inoltre, visto il miglioramento della congiuntura, si annunciava che la debole crescita economica non sarebbe stata più considerata come un fattore mitigante per la valutazione della regola del debito per i risultati dell'anno 2018[34,35].

[30] https://ec.europa.eu/info/sites/info/files/com2017_106_en_act_part1_v6.pdf.

[31] D.L. 50/2017.

[32] https://ec.europa.eu/info/files/126-3-commission-report-italy-23-may-2018_pl

[33] La recente prassi della Commissione è di non considerare l'impatto sui conti pubblici delle c.d. clausole di salvaguardia.

[34] Quest'ultima sarà oggetto di valutazione ex-post nella primavera del 2019 in base alla configurazione *backward looking* (quando si renderà disponibile a consuntivo il dato del rapporto debito/PIL per tale anno), ma sarà valutata anche nella configurazione *forward looking* in occasione delle previsioni autunnali del 2018.

Il Governo ritiene che l'eccessiva restrizione fiscale necessaria per ridurre il rapporto debito/PIL in linea con le raccomandazioni della regola del debito potrebbe mettere a rischio la ripresa economica e la coesione sociale. Difatti, nonostante la recente accelerazione della crescita reale e del trend positivo dell'occupazione, la crescita nominale rimane relativamente bassa, a causa, tra le altre cose, della lenta accelerazione dei salari a livello nazionale e globale. Sussistono rischi di rallentamento del commercio internazionale, e, più in generale, del prodursi di uno scenario complessivo meno favorevole; inoltre, il tasso di disoccupazione resta elevato, soprattutto tra i giovani e il rapporto tra investimenti/PIL è ancora lontano dal livello pre-crisi.

Condividendo pienamente l'obiettivo di fondo della riduzione del debito, il governo ritiene che politiche economiche più efficaci siano in grado, accelerando la crescita, di portare ad una più veloce riduzione del debito; sufficienti risorse devono essere destinate alle misure individuate per favorire la crescita. La strategia complessiva vede un profilo di indebitamento e una politica di privatizzazioni tali da assicurare un declino del rapporto debito/PIL all'interno di uno scenario di crescita programmatico prudenziale.

Con riferimento al contesto europeo, e auspicando un deciso rinnovamento delle regole fiscali alla luce delle esperienze maturate in questi anni, il Governo ritiene che continuino a permanere fattori rilevanti che giustificano la mancata *compliance* con la regola del debito. Oltre ai rischi di rallentamento del ciclo sopra identificati sussiste l'indifferibile esigenza di manutenere il territorio e la rete di infrastrutture, di riportare verso livelli adeguati gli investimenti pubblici, anche in capitale umano e in innovazione, e di garantire la sicurezza dei confini.

Per quanto riguarda la valutazione della *compliance* per il 2018, il rapporto debito/PIL del 2020 nello scenario tendenziale si attesterebbe su un valore pari al 126,7 per cento, quello programmatico sul 128,1 per cento; il gap rispetto al *benchmark forward looking* sarebbe rispettivamente pari al 3,1 per cento e 4,2 per cento del PIL.

La *compliance* della regola nel 2019 è valutata sulla base della previsione del rapporto debito/PIL per il 2021. Tale valore risulterebbe pari al 124,6 per cento nello scenario tendenziale e 126,7 per cento nello scenario programmatico. La deviazione rispetto al tendenziale al *benchmark forward looking*, risulterebbe rispettivamente del 2,4 per cento e del 3,9 per cento.

[35] Nel contesto della valutazione che la Commissione effettua sulla regola del debito, va ricordato che la *compliance* con le regole del braccio preventivo del Patto di Stabilità, argomento trattato nel paragrafo III.2, incide sulla valutazione della regola del debito costituendone un requisito. Ovvero il mancato rispetto delle regole del braccio preventivo è di per sé ragione di violazione della regola del debito. In ragione di ciò occorre ricordare quanto in buona sostanza già riferito nel suddetto paragrafo e cioè che, nel contesto delle sue Comunicazioni sull'implementazione del Semestre Europeo 2017, la Commissione Europea ha ritenuto utile specificare che la valutazione delle misure di bilancio da adottare per il 2018 verrà effettuata in base a un margine di discrezionalità. In ragione di tale approccio l'Italia nel 2018 avrebbe dovuto conseguire un miglioramento del saldo strutturale di 0,3 punti percentuali di PIL anziché il valore di 0,6 (richiesto dalla matrice che quantifica gli aggiustamenti fiscali in funzione delle condizioni cicliche). La discrezionalità era motivata con il tenere conto l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro.

TAVOLA III.8:RISPETTO DELLA REGOLA DEL DEBITO: CRITERIO FORWARD LOOKING

	Scenario					
	Tendenziale			Programmatico		
	2017	2018	2019	2017	2018	2019
Debito nell'anno t+2 (% del PIL)	129,2	126,7	124,6	130,0	128,1	126,7
Gap rispetto al benchmark forward looking (% del PIL)	4,9	3,1	2,4	5,7	4,2	3,9

III.5 PRINCIPALI PROVVEDIMENTI DI FINANZA PUBBLICA ADOTTATI NEL 2018

Dopo la presentazione del Documento di Economia e Finanza 2018 sono stati adottati diversi provvedimenti con carattere di urgenza. Tra questi, i principali prevedono: ulteriori misure in favore delle popolazioni residenti nei territori interessati dagli eventi sismici del 2016 e del 2017; interventi per il contrasto del precariato e la salvaguardia dei livelli occupazionali; disposizioni in materia di semplificazione fiscale nonché proroghe di termini legislativi[36].

Complessivamente, tali provvedimenti comportano una ricomposizione tra le voci di entrata e di spesa del conto consolidato della PA che determina un lieve miglioramento dell'indebitamento netto nel 2018 e nel 2019 (Tavola III.8).

TAVOLA III.9: EFFETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
D.L. n. 55/2018 (convertito dalla L. n. 89/2018)	0	0	0	0
D.L. n. 87/2018 (convertito dalla L. n. 96/2018)	4	29	0	0
D.L. n. 91/2018 (convertito dalla L. n. 108/2018)	0	1	0	0
INDEBITAMENTO NETTO	4	29	0	0
In % del PIL	*0*	*0*	*0*	*0*

Nota: Il rapporto al PIL è calcolato sulle previsioni del quadro tendenziale. Eventuali imprecisioni derivano da arrotondamenti.

Le coperture (maggiori entrate e minori spese) ammontano a circa 0,4 miliardi nel 2018, 0,9 miliardi in ciascuno degli anni 2019 e 2020 e 0,8 miliardi nel 2021 (Tavola III.9). Nel periodo considerato, circa il 50 per cento di tali risorse è ottenuto da misure sul versante delle entrate, tra le quali rientrano, in particolare, quelle che dispongono l'incremento del prelievo erariale unico sugli apparecchi per il gioco d'azzardo collegati alla rete telematica (c.d. apparecchi AWP e WLP). Dal lato della spesa, contribuiscono al finanziamento degli interventi i risparmi che derivano dalla rimodulazione del profilo dei pagamenti di alcune spese in conto capitale, in conseguenza del differimento al 2020 dell'efficacia degli atti amministrativi che ne dispongono la relativa esecuzione e attuazione. Tali risparmi sono destinati a finanziare investimenti degli Enti locali attraverso

[36] D.L. n. 55/2018, recante 'Ulteriori misure urgenti a favore delle popolazioni dei territori delle Regioni Abruzzo, Lazio, Marche ed Umbria, interessati dagli eventi sismici verificatisi a far data dal 24 agosto 2016', convertito con modificazioni dalla L. n. 89/2018; D.L. n. 87/2018, recante 'Disposizioni urgenti per la dignità dei lavoratori e delle imprese', convertito con modificazioni dalla L. n. 96/2018 e il D.L. n. 91/2018, recante 'Proroga di termini previsti da disposizioni legislative', convertito con modificazioni dalla L. n. 108/2018.

l'utilizzo dei risultati di amministrazione degli esercizi precedenti. Ulteriori risorse sono assicurate dalla riduzione di alcuni fondi di parte corrente del bilancio dello Stato.

Gli interventi adottati (maggiori spese e minori entrate) ammontano a circa 0,4 miliardi nel 2018, 0,9 miliardi in ciascuno degli anni 2019 e 2020 e 0,8 miliardi nel 2021.

TAVOLA III. 10: EFFETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
Manovra lorda	424	940	901	817
Maggiori entrate	98	420	494	541
Minori spese	326	520	407	276
- spese correnti	*186*	*190*	*26*	*29*
- spese in conto capitale	*140*	*330*	*382*	*247*
Interventi	420	911	901	817
Minori entrate	233	503	465	430
Maggiori spese	188	409	436	387
- spese correnti	*48*	*83*	*59*	*140*
- spese in conto capitale	*140*	*325*	*378*	*247*
Effetti indebitamento netto	4	29	0	0
Variazione netta entrate	*-135*	*-82*	*29*	*111*
Variazione netta spese	*-139*	*-111*	*29*	*111*
- spese correnti	*-139*	*-107*	*33*	*111*
- spese in conto capitale	*0*	*-5*	*-4*	*0*

Nota: eventuali imprecisioni derivano da arrotondamenti.

Sui sottosettori della PA (Tavola III.10) migliora l'indebitamento netto delle Amministrazioni centrali per effetto delle disposizioni che prevedono incrementi di gettito e riduzioni di stanziamenti del bilancio dello Stato. I provvedimenti considerati sono sostanzialmente neutrali sul livello del deficit delle Amministrazioni locali, mentre il peggioramento del saldo di bilancio degli Enti di previdenza è ascrivibile agli effetti delle misure in materia di lavoro e occupazione.

TAVOLA III.11: EFFETTI NETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA PER SOTTOSETTORE (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
AMMINISTRAZIONI CENTRALI	45	117	57	68
- variazione netta entrate	*-96*	*-41*	*105*	*214*
- variazione netta spese	*-141*	*-158*	*48*	*145*
AMMINISTRAZIONI LOCALI	-5	-6	10	17
- variazione netta entrate	*-5*	*-3*	*8*	*12*
- variazione netta spese	*0*	*4*	*-2*	*-5*
ENTI DI PREVIDENZA	-35	-81	-67	-86
- variazione netta entrate	*-33*	*-38*	*-84*	*-114*
- variazione netta spese	*2*	*43*	*-17*	*-29*
EFFETTI SULL'INDEBITAMENTO NETTO	4	29	0	0

Nota: eventuali imprecisioni derivano da arrotondamenti.

Tra i principali interventi, rientrano quelli a beneficio delle popolazioni dei territori delle Regioni Lazio, Marche, Umbria e Abruzzo interessati dai terremoti del 2016 e del 2017[37]. Si tratta, nello specifico, di proroghe e sospensioni di adempimenti fiscali e contributivi, con la previsione, in alcuni casi, della possibilità di rateizzare la restituzione delle somme dovute, e della sospensione fino al 2020 del pagamento del canone RAI, con successiva restituzione in unica rata ovvero in un massimo 24 rate mensili a decorrere dal 1° gennaio 2021. Allo stesso tempo è stato previsto il differimento dei termini di pagamento delle rate dei mutui in scadenza nel 2018 e nel 2019 concesse ai comuni colpiti dal sisma dalla Cassa Depositi e Prestiti.

Nel mercato del lavoro, con riferimento al settore privato, è stata disposta la riduzione della durata complessiva del contratto a tempo determinato da 36 mesi a 24 mesi ed è stato esteso l'esonero dal versamento del 50 per cento dei complessivi contributi previdenziali a carico dei datori di lavoro (con esclusione dei premi e contributi dovuti all'INAIL) che, negli anni 2019 e 2020, assumono con contratto di lavoro subordinato a tempo indeterminato a tutele crescenti lavoratori che non abbiano compiuto il trentacinquesimo anno di età[38]. Il beneficio spetta per un periodo massimo di 36 mesi, nel limite massimo di importo pari a 3.000 euro su base annua. Per i rapporti di lavoro subordinato a termine, salvo i contratti di lavoro domestico, è stato previsto un incremento di 0,5 punti percentuali, per ciascun rinnovo del contratto, del contributo previdenziale addizionale, a finanziamento della prestazione NASPI, a carico del datore di lavoro pari all'1,4 per cento della retribuzione imponibile ai fini previdenziali[39]. Ulteriori disposizioni, alle quali non sono associati effetti finanziari, intervengono per limitare il fenomeno della delocalizzazione delle strutture produttive e salvaguardare l'occupazione. Per tali finalità è stata introdotta la revoca degli aiuti di Stato in favore di imprese italiane ed estere operanti sul territorio italiano, per investimenti produttivi nei casi di delocalizzazione dell'attività economica o di non raggiungimento di determinati livelli occupazionali. È stato previsto il recupero del beneficio fiscale dell'iperammortamento qualora i beni agevolati vengano ceduti a titolo oneroso o destinati a strutture produttive situate all'estero e si è stabilita l'esclusione dal credito d'imposta per ricerca e sviluppo dei costi di acquisto di beni immateriali connessi ad operazioni infragruppo. Nel settore dello sport viene ripristinato il divieto di lucro per le società e le associazioni dilettantistiche. Contestualmente, viene istituito un fondo dedicato a interventi in favore delle società sportive dilettantistiche in cui confluiscono le risorse che la Legge di Bilancio 2018 destinava alle agevolazioni fiscali in favore dei soggetti che svolgevano attività sportive dilettantistiche anche con scopo di lucro.

In ambito fiscale sono state emanate varie disposizioni di semplificazione, tra le quali quella che prevede il rinvio al 1° gennaio 2019 della decorrenza dell'obbligo della fatturazione elettronica per gli acquisti di carburante per

[37] D.L. n. 55/2018 convertito con modificazioni dalla L. n. 89/2018.
[38] D.L. n. 87/2018 convertito con modificazioni dalla L. n. 96/2018.
[39] Tra le altre misure nel mercato del lavoro, previste dal D.L. n. 87/2018, rientra anche quella che dispone l'incremento dei limiti minimi e massimi della misura dell'indennità in caso di licenziamento illegittimo.

autotrazione effettuati presso impianti stradali di distribuzione da parte di soggetti passivi IVA, in modo da uniformare tale settore alle scadenze previste in materia dalla disciplina generale per gli altri soggetti privati. Sono stati estesi a tutti i produttori agricoli le disposizioni, attualmente previste per i soli soggetti residenti in zone montane, in materia di esonero dall'obbligo di comunicazioni IVA. E' stato abolito il meccanismo dello *split payment* per le prestazioni di servizi resi alla pubblica amministrazione da parte dei professionisti[40]. Per contrastare il fenomeno dei disturbi da gioco d'azzardo è stato imposto il divieto di qualsiasi forma di pubblicità, con qualsiasi mezzo effettuata, relativa a giochi e scommesse con vincite in denaro, stabilendo opportune misure sanzionatorie in caso di violazione.

Nell'ambito del provvedimento che proroga i termini di disposizioni legislative[41], per consentire il proseguimento per l'anno 2018 delle attività di sostegno alle esportazioni italiane, è stato rifinanziato il Fondo impiegato per la stabilizzazione del tasso di interesse e di cambio in operazioni di export credit, la cui gestione è affidata a Simest S.P.A.. Con il medesimo provvedimento, attraverso l'impiego di risorse già disponibili a legislazione vigente, è stata prevista la possibilità, per i risparmiatori che hanno subito un danno ingiusto a seguito dell'acquisto di strumenti finanziari emessi dalle banche sottoposte ad azione di risoluzione, di accedere alle prestazioni di ristoro, anche in caso di decisione favorevole ottenuta tramite ricorso all'arbitro per le controversie finanziarie.

III.6 VALORIZZAZIONE DEL PATRIMONIO PUBBLICO

La valorizzazione del patrimonio pubblico è parte integrante della strategia economica e di bilancio del Governo in quanto, oltre ai benefici per la finanza pubblica connessi al recupero della spesa e alla riduzione del debito pubblico, ha implicazioni rilevanti per l'efficienza nella gestione degli stessi asset pubblici.

Per il patrimonio immobiliare, la valorizzazione si sviluppa secondo due principali direttrici: i) per i cespiti più appetibili, attraverso varianti urbanistiche e variazioni nella destinazione d'uso degli immobili, propedeutiche alla cessione, che può essere diretta o mediata da Fondi immobiliari; ii) per gli immobili utilizzati a fini istituzionali, attraverso una gestione economica più efficiente, la razionalizzazione degli spazi utilizzati e la rinegoziazione dei contratti di locazione. Le azioni di riqualificazione e dismissione prevedono il coinvolgimento di tutti i livelli istituzionali, nel quadro del c.d. federalismo demaniale.

[40] Ulteriori misure in tema di semplificazioni fiscali, per le quali non sono previsti effetti finanziari sul conto della PA, prevedono modifiche procedurali inerenti l'istituto dell'accertamento sintetico del reddito complessivo (cd. redditometro) e la revisione di alcune scadenze relative alla trasmissione dei dati delle fatture emesse e ricevute (c.d. spesometro) da parte dei soggetti passivi IVA.

[41] D.L. n. 91/2018 convertito con modificazioni dalla L. n. 108/2018.

Valorizzazione del patrimonio immobiliare

Per il 2018, i proventi derivanti dalle vendite di immobili pubblici dovrebbero ammontare a 600 milioni, di cui 50 milioni per le vendite di immobili delle Amministrazioni centrali, 380 milioni per le vendite effettuate dalle Amministrazioni locali e 170 milioni per le vendite degli Enti di previdenza. Le dismissioni del patrimonio immobiliare pubblico per gli anni 2019 e 2020 sono stimate, rispettivamente, pari a 640 milioni e 600 milioni.

Per i fondi gestiti da Invimit Sgr, società interamente partecipata dal MEF, le Relazioni Semestrali al 30 giugno 2018 evidenziano che gli immobili pubblici apportati a detti fondi hanno un valore pari a circa 1.086 milioni così ripartiti: 106 milioni per il fondo i3-INAIL, 174 milioni per il fondo i3-Regione Lazio, 74 milioni per il fondo i3- Università, 79 milioni per il Comparto 8-*quater* e 62,726 milioni per il Comparto *8-ter* del fondo i3-Sviluppo Italia; 284 milioni per il fondo i3-Inps, 306 milioni per il fondo i3-Patrimonio Italia. A fronte di tali apporti sono state emesse quote che verranno successivamente collocate sul mercato. I proventi generati dalla vendita delle quote dei fondi INVIMIT potranno essere contabilizzati a riduzione dell'indebitamento netto negli anni in cui tali vendite saranno realizzate, contribuendo indirettamente al contenimento del debito pubblico.

FOCUS

Le tendenze di medio-lungo periodo del sistema pensionistico italiano e delle spese pubbliche connesse all'invecchiamento

Le tendenze di medio-lungo periodo del sistema pensionistico italiano vengono presentate, a normativa vigente, nell'ipotesi dello scenario nazionale base[42]. Sotto queste ipotesi, la previsione di lungo periodo (fino al 2070) della spesa pensionistica in rapporto al PIL recepisce i parametri demografici sottostanti lo scenario mediano recentemente elaborato dall'Istat[43], con base 2017, mentre, per quanto riguarda il quadro macroeconomico, assume un tasso di crescita del PIL reale che si attesta attorno all'1,2 per cento medio annuo nel corso dell'orizzonte previsivo[44].

[42] L'andamento di medio-lungo periodo della spesa pensionistica in rapporto al PIL viene presentata in attuazione di quanto previsto dall'articolo 1, comma 5 della legge n. 335 del 1995. I dati di Contabilità Nazionale relativi alla spesa pensionistica e al PIL sono elaborati in coerenza con il nuovo Sistema europeo dei conti nazionali e regionali (Sec 2010).

[43] Le previsioni demografiche aggiornate da Istat con base 2017 sono state pubblicate il 3 maggio 2018, successivamente alla presentazione del DEF 2018. L'aggiornamento del quadro demografico ha, tuttavia, riguardato, in modo apprezzabile, la sola ipotesi relativa al flusso netto di immigrati, limitatamente alla prima parte del periodo di previsione. Poiché le previsioni della popolazione prodotte da Istat coprono un orizzonte temporale fino al 2065, il valore dei parametri demografici relativi al quinquennio finale del periodo di previsione è stato estrapolato sulla base degli andamenti del decennio precedente. Complessivamente, i parametri demografici con la nuova previsione della popolazione Istat risultano così specificati: i) il tasso di fecondità è leggermente crescente dall'1,34 del 2017 all'1,59 del 2065, con una progressione pressoché lineare, ii) la speranza di vita al 2065 raggiunge 86,1 anni per gli uomini e 90,2 anni per le donne con un incremento, rispettivamente, di 5,5 e 5,2 anni rispetto al 2017 e iii) il flusso migratorio netto si attesta su un livello medio annuo di 165 mila unità fino al 2065 con un profilo leggermente decrescente. Si veda Istat (2018), *http://demo.istat.it* e Ministero dell'economia e delle finanze - RGS (2018), *Le tendenze di medio lungo periodo del sistema pensionistico e socio-sanitario*, Rapporto n. 19.

[44] Per il periodo 2018-2021, le ipotesi di crescita sono coerenti con quelle delineate nel presente documento nell'ambito del quadro macroeconomico tendenziale. Il tasso di occupazione, invece, aumenta di circa 10 punti percentuali, nella fascia di età 15-64 anni, rispetto al valore

La previsione della spesa pensionistica[45], riportata in Figura R1, sconta gli effetti delle misure contenute negli interventi di riforma adottati negli ultimi venti anni. Si fa riferimento, in particolare, all'applicazione del regime contributivo (Legge n. 335/1995) e alle nuove regole introdotte con la Legge n. 214/2011 che, elevando i requisiti di accesso per il pensionamento di vecchiaia ed anticipato, ha migliorato in modo significativo la sostenibilità del sistema pensionistico nel medio-lungo periodo, garantendo una maggiore equità tra le generazioni. Il processo di riforma ha previsto altresì l'estensione, a partire dal 2012, del regime contributivo a tutti i lavoratori. Infine, a partire dal 2013, tutti i requisiti di età (inclusi quelli per l'accesso all'assegno sociale) e quello contributivo per l'accesso al pensionamento anticipato indipendentemente dall'età anagrafica sono periodicamente indicizzati alle variazioni della speranza di vita, misurata dall'ISTAT. Con medesima periodicità ed analogo procedimento è previsto, inoltre, l'adeguamento dei coefficienti di trasformazione in funzione delle probabilità di sopravvivenza. Entrambi gli adeguamenti sono effettuati ogni tre anni dal 2013 al 2019, ed ogni due anni successivamente, secondo un procedimento che rientra interamente nella sfera di azione amministrativa e che garantisce la certezza delle date prefissate per le future revisioni[46].

FIGURA R1: SPESA PUBBLICA PER PENSIONI IN PERCENTUALE DEL PIL (scenario nazionale base)


17
16
15
%
14
13
12
2010
2015
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Dopo la crescita del triennio 2008-2010, imputabile esclusivamente alla fase acuta della recessione, il rapporto fra spesa pensionistica e PIL risente negativamente dell'ulteriore fase

del2015. Il tasso di disoccupazione decresce progressivamente fino a convergere sul valore di 5,5 per cento nel 2060.

[45] Le previsioni a legislazione vigente e le valutazioni di seguito rappresentate sono state elaborate nel presupposto che l'istituto dell'anticipo finanziario a garanzia pensionistica (c.d. APE di mercato) sia qualificato e classificato in Contabilità nazionale quale prestito e non come trasferimento monetario diretto a famiglie.

[46] L'adeguamento dei requisiti avente decorrenza 2016 (4 mesi ulteriori), in ottemperanza al dettato normativo (articolo 12, comma 12-bis, del decreto legge 31 maggio 2010, n. 78, convertito con modificazioni con legge 30 luglio 2010 n. 122) è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con decreto direttoriale del 16 dicembre 2014, pubblicato in GU il 30 dicembre 2014 e quello dei coefficienti di trasformazione con decreto direttoriale del 22 giugno 2015, pubblicato in GU il 6 luglio 2015. L'adeguamento dei requisiti avente decorrenza 2019 (5 mesi ulteriori), in ottemperanza al dettato normativo è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con decreto direttoriale del 5 dicembre 2017, pubblicato in GU il 12 dicembre 2017 e quello dei coefficienti di trasformazione con decreto direttoriale del 15 maggio 2018, pubblicato in GU n. 131 dell'8 giugno 2018.

di recessione degli anni successivi. A partire dal 2015, in presenza di un andamento di crescita più favorevole e della graduale prosecuzione del processo di innalzamento dei requisiti minimi di accesso al pensionamento, il rapporto fra spesa pensionistica e PIL decresce per circa un quinquennio, per poi iniziare una fase di graduale crescita nel decennio successivo. A partire dal 2030 il rapporto spesa/PIL cresce con maggiore intensità fino a raggiungere il 16,2 per cento nel 2044. Successivamente il rapporto scende rapidamente portandosi al 15,6 per cento nel 2050 ed al 13,1 per cento nel 2070, con una decelerazione pressoché costante nell'intero periodo.

La contenuta flessione iniziale del rapporto fra spesa pensionistica e PIL è largamente spiegata dall'aumento dei requisiti minimi di accesso al pensionamento e dall'applicazione, pro rata, del sistema di calcolo contributivo. La successiva fase di crescita è essenzialmente dovuta all'incremento del rapporto fra numero di pensioni e numero di occupati indotto dalla transizione demografica, solo in parte compensato dall'innalzamento dei requisiti minimi di accesso al pensionamento. Tale incremento sopravanza l'effetto di contenimento degli importi pensionistici esercitato dalla graduale applicazione del sistema di calcolo contributivo sull'intera vita lavorativa. La rapida riduzione del rapporto fra spesa pensionistica e PIL, nella fase finale del periodo di previsione, è determinata dall'applicazione generalizzata del calcolo contributivo che si accompagna alla stabilizzazione, e successiva inversione di tendenza, del rapporto fra numero di pensioni e numero di occupati. Tale andamento si spiega sia con la progressiva uscita delle generazioni del *baby boom* sia con l'adeguamento automatico dei requisiti minimi di pensionamento in funzione della speranza di vita.

Per contro, le previsioni di medio lungo periodo delle spese *age-related* (pensioni, sanità, *long term care*, ammortizzatori sociali e istruzione) funzionali alla valutazione della sostenibilità delle finanze pubbliche sono elaborate sulla base dello scenario definito in sede di EPC-WGA (Economic policy Committee – Working Group on Ageing). Come è noto l'esercizio triennale di previsione in EPC-WGA è finalizzato a supportare in modo coordinato e omogeneo l'analisi della sostenibilità delle finanze pubbliche dei diversi Paesi europei, nell'ambito della verifica del rispetto delle regole fiscali del Patto di Stabilità e Crescita.

Come già rappresentato in sede di Nota di Aggiornamento del DEF 2017 e nell'ambito del DEF 2018 (Sezione I, Aggiornamento del Programma di Stabilità 2018) lo scenario EPC-WGA elaborato per il round di previsione 2018[47] ha evidenziato per l'Italia significativi peggioramenti rispetto al precedente esercizio del 2015, da ascrivere alla revisione del quadro demografico, da parte di Eurostat, e del quadro macroeconomico[48].

La revisione delle ipotesi di scenario, particolarmente incisive sul versante della produttività e dei flussi migratori, hanno comportato un rilevante contenimento delle prospettive di crescita del nostro paese: il tasso di crescita del PIL potenziale registra una riduzione media di circa 0,7 punti percentuali annui nell'intero periodo 2016-2060, passando da un livello medio annuo di circa all'1,4 per cento del precedente round di previsione (sostanzialmente in linea con la media UE) a circa lo 0,7 per cento, un livello all'incirca pari alla metà della media UE secondo gli scenari aggiornati (EPC-WGA 2018[49]), e attestandosi in media attorno allo 0,8 per cento nell'intero periodo di previsione 2016-2070.

[47] Economic Policy Committee - European Commission (2018), "The 2018 Ageing Report. Economic and budgetary projections for the 28 EU Member States (2016-2070)".

[48] In particolare, con riferimento alle ipotesi macroeconomiche, il deterioramento delle proiezioni di crescita del prodotto potenziale è imputabile al contributo della produttività totale dei fattori (PTF), ottenuto dalla Commissione europea sulla base dell'aggiornamento meccanico della metodologia definita in ambito OGWG (Output Gap Working Group), ed approvata dal Comitato di Politica Economica (EPC) del Consiglio Europeo, per le previsioni di breve periodo e la successiva estrapolazione al decennio (T+10), nonché la revisione, in senso negativo, dell'ipotesi relativa al tasso di disoccupazione strutturale.

[49] Economic Policy Committee - European Commission (2017), "The 2018 Ageing Report: Underlying Assumptions and Projection Methodologies".

Sulla base degli scenari definiti in ambito EPC-WGA[50] , il totale della spesa pubblica *age-related* in rapporto al PIL registra un incremento, rispetto al livello del 2015, di circa 3 punti percentuali alla fine dei primi trent'anni del periodo di previsione (Tavola R1). Tale aumento è ascrivibile per 2,6 punti percentuali alla spesa pensionistica, che raggiunge il valore di maggiore incidenza sul PIL, pari a 18,4 per cento, nel 2042, per circa 0,9 punti percentuali alla spesa sanitaria e per circa 0,3 punti percentuali alla componente assistenziale della spesa per LTC, a fronte di una riduzione della spesa per istruzione e per ammortizzatori sociali in rapporto al PIL.

TAVOLA R1: PREVISIONE DELLA SPESA PUBBLICA CONNESSA ALL'INVECCHIAMENTO (pensioni, sanità, LTC, scuola ed ammortizzatori sociali) IN PERCENTUALE DEL PIL - SCENARIO BASELINE EPC-WGA 2018

	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Pensioni	14,8	15,7	15,2	15,8	16,7	17,8	18,3	18,2	17,2	15,8	14,9	14,2	13,8
Sanità	7,1	6,7	6,4	6,6	6,8	7,1	7,3	7,6	7,7	7,8	7,8	7,7	7,7
- di cui componente LTC	*0,8*	*0,7*	*0,7*	*0,7*	*0,7*	*0,8*	*0,9*	*0,9*	*1,0*	*1,1*	*1,1*	*1,1*	*1,1*
LTC - comp. socio-assistenziale	1,0	1,0	1,0	1,0	1,1	1,1	1,2	1,3	1,4	1,5	1,6	1,6	1,6
Scuola	3,9	3,6	3,4	3,3	3,2	3,1	3,1	3,2	3,3	3,4	3,4	3,3	3,4
Ammortizzatori sociali	0,7	0,9	0,7	0,7	0,7	0,6	0,6	0,6	0,6	0,6	0,6	0,6	0,6
Totale	27,5	27,9	26,8	27,3	28,4	29,7	30,6	30,9	30,3	29,1	28,3	27,5	27,0

Rispetto ai livelli massimi previsti nel 2042-2044, l'incidenza del complesso della spesa pubblica *age-related,* si riduce progressivamente di circa 4 punti percentuali di PIL al 2070, per effetto della riduzione dell'incidenza della spesa pensionistica in rapporto al PIL, che si porta al 14,9 per cento nel 2060 e al 13,8 per cento nel 2070. La rapida riduzione del rapporto fra spesa pensionistica e PIL nella fase finale del periodo di previsione è determinata dall'applicazione generalizzata del calcolo contributivo che si accompagna alla stabilizzazione, e successiva inversione di tendenza, del rapporto fra numero di pensioni e numero di occupati. Tale andamento è dovuto sia all'adeguamento automatico dei requisiti minimi di pensionamento in funzione della speranza di vita che alla progressiva uscita delle generazioni del baby boom.

La curva in grassetto della Figura R2 mostra la previsione della spesa pensionistica in rapporto al PIL elaborata[51], a normativa vigente, sulla base del nuovo scenario EPC-WGA *Baseline* ponendola a confronto con quella che si sarebbe avuta sulla base di assetti normativi antecedenti i principali interventi di riforma. Ad eccezione delle misure adottate con Legge di Bilancio 2017[52], gli interventi di riforma che si sono succeduti a partire dal

[50] Per il periodo 2018-2021 sono state adottate ipotesi di crescita in linea con le indicazioni del quadro macroeconomico di breve periodo definito per la Nota di Aggiornamento DEF 2018.

[51] Le previsioni a legislazione vigente e le valutazioni di seguito rappresentate sono state elaborate nel presupposto che l'istituto dell'anticipo finanziario a garanzia pensionistica (c.d. APE di mercato) sia qualificato e classificato in Contabilità nazionale quale prestito e non come trasferimento monetario diretto a famiglie.

[52] Sulla base delle stime e dei presupposti indicati nella relazione tecnica al medesimo provvedimento, le suddette misure determinano una maggiore incidenza della spesa pensionistica in rapporto al PIL crescente fino a 0,14 punti percentuali di PIL nel 2021 per poi attestarsi attorno a 0,1 punti percentuali di PIL per gli anni successivi.

2004 hanno prodotto importanti effetti di contenimento della spesa. Cumulativamente, la minore incidenza della spesa pensionistica in rapporto al PIL ammonta ad oltre 60 punti percentuali di PIL fino al 2060[53], di cui circa 1/3 è da ascrivere alla riforma introdotta con la L 214/2011, considerando anche gli effetti delle successive misure introdotte con la citata Legge di Bilancio 2017[54].

FIGURA R2: SPESA PUBBLICA PER PENSIONI IN RAPPORTO AL PIL SOTTO DIFFERENTI IPOTESI NORMATIVE (scenario EPC-WGA 2018)


21
20
19
18
17
16
15
14
13
12
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
Normativa antecedente la L 243/2004
Normativa antecedente il DL 78/2010
Normativa antecedente il DL98/2011
Normativa antecedente il DL 201/2011
Normativa antecedente la L 232/2016
Normativa vigente

Nota: Lo scenario EPC-WGA Baseline recepisce, nel breve periodo, le indicazioni del quadro tendenziale della Nota di Aggiornamento DEF 2018. Fonte: Modello di previsione di lungo periodo della Ragioneria Generale dello Stato.

[53] L'età media al pensionamento (pensionamento di vecchiaia ed anticipato) aumenta da 60-61 del periodo 2006-2010 a circa 64 anni del 2020, 67 del 2040 e circa 68 nel 2050.

[54] L'effetto di contenimento del rapporto spesa/PIL, cumulato al 2060, derivante dalla riforma del 2011 (L n. 214/2011), pari a circa 28 punti di PIL, è stato parzialmente ridotto dall'effetto cumulato negativo di oltre 5 punti di PIL derivante dagli interventi della Legge di Bilancio 2017.

IV. LA STRATEGIA DI RIFORMA DEL GOVERNO

IV.1 IL PROGRAMMA DI GOVERNO

La presente Nota di aggiornamento al DEF rappresenta la prima occasione per il Governo in carica di anticipare le linee del proprio programma e degli orientamenti di riforma, che verranno ulteriormente precisati in occasione della presentazione del prossimo Documento di Economia e Finanza (DEF).

Il Contratto firmato dai leader della coalizione, che ha dato vita al Governo, è stato approvato dal Parlamento; in esso sono indicati gli obiettivi che il Governo perseguirà per la crescita dell'occupazione e del reddito, unitamente a una sua più equa distribuzione tra i cittadini. Tali priorità potranno essere raggiunte attraverso nuovi stimoli alla domanda aggregata, in particolare rilanciando gli investimenti, che quest'anno probabilmente toccheranno un nuovo minimo dell'1,9 per cento in rapporto al PIL (da una media del 3,0 per cento nel decennio precedente la crisi del debito sovrano nel 2011).

In particolare dovranno essere introdotti gli opportuni cambiamenti organizzativi e regolamentari per rimuovere gli ostacoli che hanno frenato le opere e gli investimenti pubblici che rappresentano un importante volano per la crescita. La riduzione della spesa per opere pubbliche ha avuto un forte effetto depressivo sull'attività economica. Inoltre, come evidenziato drammaticamente dal recente crollo di un viadotto autostradale a Genova, le infrastrutture del Paese hanno urgente bisogno di manutenzione e modernizzazione. Lo sforzo deve coinvolgere non solo le amministrazioni pubbliche a tutti i livelli di governo, ma anche le società partecipate o titolari di concessioni pubbliche che hanno, in numerosi casi, beneficiato di un regime di bassi canoni e elevate tariffe.

Tre le politiche di riforma che il Governo si prefigge — alcune delle quali già avviate e altre da presentare congiuntamente alla Legge di bilancio — vi sono anche quelle riguardanti il sostegno alla povertà, la riduzione della pressione tributaria e amministrativa sulle piccole imprese, la revisione del sistema pensionistico a favore dell'occupazione giovanile e la riorganizzazione della pubblica amministrazione. Tutto ciò mantenendo una linea di equilibrio tra istanze sociali e risorse finanziarie.

L'eredità raccolta dall'attuale Governo in materia di debito pubblico e di vincoli di bilancio rende complessa la soddisfazione delle suddette istanze e riduce la disponibilità delle risorse. Pur in presenza di tali difficoltà l'obiettivo resta quello di ottemperare agli impegni presi nei confronti dell'elettorato e del Paese nell'orizzonte dell'intera legislatura contemperando questi con l'esigenza di ridurre gradualmente il debito pubblico che rappresenta un importante costo per il Paese.

Condizione essenziale è il ristabilimento della fiducia persa a seguito dei modi in cui la crisi finanziaria globale è stata affrontata, ridando certezza e dinamicità agli interventi di politica economica e rilanciando la politica fiscale. Fa parte di

questo disegno la proposta avanzata dal Governo di aprire una discussione su questi temi in sede europea, dando vita a un Gruppo di lavoro ad alto livello composto dai rappresentanti degli Stati membri, del Parlamento e della Commissione, che esamini la rispondenza dell'architettura istituzionale europea vigente e della politica economica agli obiettivi di crescita nella stabilità e di piena occupazione esplicitamente previsti dai Trattati.

Sul fronte UE, l'invasività delle direttive e dei regolamenti europei deve essere mitigata a favore di un maggiore grado di sussidiarietà. I flussi migratori devono essere controllati ed equamente distribuiti fra Paesi membri. Gli aiuti allo sviluppo dei paesi di origine dei flussi migratori vanno incrementati facendo leva sul bilancio europeo. Il Quadro Finanziario 2021-2027 proposto dalla Commissione Europea va potenziato, soprattutto in termini di risorse finanziarie e di fondi destinati al controllo delle frontiere, alla difesa e alla sicurezza. Il Governo apprezza la rinnovata attenzione della Commissione alla competitività dell'UE e ai programmi di sostegno all'innovazione, alla formazione e alla ricerca.

Dall'inizio del secolo l'Italia ha registrato tassi di crescita del PIL nettamente inferiori alla media dell'Area Euro e dell'UE. La politica economica del Governo mira a chiudere il differenziale di crescita con l'Europa e a porre le condizioni per una *performance* superiore alla media. Tutto ciò non solo perché un'economia più dinamica renderebbe il debito pubblico più sostenibile, ma anche e soprattutto perché una maggiore crescita faciliterebbe il riequilibrio sociale, dato che essa influenza numerosi indicatori di benessere.

La scelta europea resta uno dei fondamenti dell'azione del Governo, ma ciò non significa una rinuncia a ricercare un'Unione diversa, più forte e più equa. Il cuore dell'azione intrapresa resta quindi quella della crescita da ottenersi in prevalenza con investimenti e il miglioramento dell'equità sociale nei sui diversi aspetti, dalla lotta alla povertà e alla creazione di maggiori opportunità di lavoro.

IV.2 LE RACCOMANDAZIONI DEL CONSIGLIO AL PAESE

La legislazione italiana[1] prevede che nella Nota di Aggiornamento del Documento di Economia e Finanza il Governo riveda il Programma Nazionale di Riforma (PNR) in relazione alle Raccomandazioni del Consiglio dell'Unione Europea[2]. Il PNR presentato al Parlamento a fine aprile, redatto da un governo dimissionario, presentava unicamente una fotografia delle riforme e delle politiche già legiferate e in fase di attuazione. Il presente capitolo costituisce quindi la prima opportunità per il Governo in carica di anticipare le linee del proprio programma e degli orientamenti di riforma, in attesa di fornirne una trattazione più ampia ed approfondita nel Documento di Economia e Finanza (DEF) 2019.

Le Raccomandazioni rivolte quest'anno all'Italia da parte del Consiglio Europeo ruotano, come nel 2017, intorno a quattro aree principali: la politica fiscale nella sua accezione più ampia, ovvero la politica di bilancio, la riduzione

[1] Art. 10-bis, co. 1c, L. n.196 del 31 dicembre 2009.
[2] http://data.consilium.europa.eu/doc/document/ST-9440-2018-INIT/en/pdf

del rapporto debito/PIL, la spesa pubblica e la tassazione; la *governance* del settore pubblico e di quello privato (politica della concorrenza); il risanamento del sistema bancario e il miglioramento delle procedure di ristrutturazione aziendale e di recupero dei crediti; il miglioramento dell'efficienza del mercato del lavoro attraverso le politiche attive, il miglioramento dell'istruzione e il superamento della discrasia fra la domanda e l'offerta di professionalità, unito ad una riallocazione della spesa sociale dalle pensioni ad altre politiche per l'inclusione (cfr. Tavola IV.1 alla pagina seguente).

Il programma di riforma qui descritto copre tutte le macro-aree delle Raccomandazioni del Consiglio Europeo pur caratterizzandosi per una maggiore ampiezza e differendo su alcuni punti nel merito o nelle priorità.

Per quanto riguarda la politica di bilancio, il programma condivide l'enfasi sulla riduzione del debito della PA ma differisce in termini di obiettivi per il saldo strutturale, dati anche i problemi che ancora affliggono la stima del prodotto potenziale e dell'output gap. Il Governo crede fermamente che il denominatore del rapporto debito/PIL e considerazioni di carattere sociale debbano ricevere altrettanta attenzione del numeratore del rapporto.

Dal punto di vista della politica fiscale, la graduale introduzione della *flat tax* per professionisti e piccole imprese è una forma di riduzione del cuneo fiscale sul lavoro. Ciò è coerente con quanto da tempo raccomandato dalla Commissione Europea e dall'OCSE. Il Governo non ritiene opportuno in questa fase rivedere nuovamente l'imposizione sugli immobili, già oggetto di numerosi cambiamenti legislativi negli ultimi anni. Dal lato delle uscite, proseguirà l'opera di revisione della spesa pubblica con l'obiettivo di ridurre il rapporto fra spesa corrente e PIL e di aumentare la spesa per investimenti. Anche questo è pienamente coerente con quanto raccomandato per lungo tempo dalla Commissione e dall'OCSE.

Venendo alla seconda area delle Raccomandazioni - quella attinente il settore pubblico, la promozione della concorrenza nel settore privato e la tutela del consumatore - il Governo ha già predisposto un Disegno di Legge per il contrasto della corruzione e intende attuare un ambizioso piano di miglioramento dei servizi e dell'efficienza del settore pubblico onde migliorare il benessere dei cittadini e il clima di investimento per le imprese. La tutela e la promozione di un'equa concorrenza, la revisione delle concessioni pubbliche e il potenziamento delle agenzie di supervisione dei settori regolamentati saranno anch'esse al centro di nuove iniziative legislative e di politica economica.

Per quanto attiene al sistema bancario, l'opera di risanamento e di smaltimento dei crediti deteriorati sarà completata, così come la riforma delle banche popolari e del credito cooperativo. L'obiettivo ultimo della politica del Governo è creare le condizioni affinché il sistema creditizio fornisca un forte sostegno alle attività e alla crescita delle piccole e medie imprese e all'aumento dell'occupazione in un contesto di stabilità finanziaria.

Passando al lavoro e all'inclusione sociale, il Governo è già intervenuto col Decreto Dignità per ridurre l'abuso dei contratti di lavoro a termine e tutelare maggiormente i lavoratori con contratti a tempo indeterminato nell'eventualità di licenziamenti. L'introduzione del Reddito di Cittadinanza rafforzerà il contrasto alla povertà e le politiche attive del lavoro, grazie anche a maggiori risorse finanziarie per i Centri per l'Impiego. La riforma del *welfare* consentirà l'uscita anticipata di lavoratori che hanno conseguito un elevato numero di anni di contribuzione legandola alla creazione di spazi per l'assunzione di giovani. Infine,

le risorse destinate all'istruzione, alla ricerca, alla digitalizzazione e alla diffusione delle competenze informatiche saranno incrementate, anche a livello qualitativo.

TAVOLA IV.1 - RACCOMANDAZIONI PER IL 2017 E PER IL 2018

Area di *policy*	Raccomandazioni 2018	Raccomandazioni 2017
Finanza pubblica e *Spending Review*	Racc. 1- Assicurare che il tasso di crescita nominale della spesa pubblica primaria netta non superi lo 0,1% nel 2019, corrispondente a un aggiustamento strutturale annuo dello 0,6% del PIL. [...]	Racc. 1 - Perseguire un consistente sforzo di bilancio nel 2018, in linea con i requisiti del braccio preventivo del patto di stabilità e crescita, tenendo conto della necessità di rafforzare la ripresa in corso e di assicurare la sostenibilità delle finanze pubbliche dell'Italia [...]
Privatizzazioni e debito pubblico	Racc. 1- [...] Utilizzare entrate straordinarie per accelerare la riduzione del rapporto debito pubblico/PIL. [...]	Racc. 1 - [...] Provvedere a una tempestiva attuazione del programma di privatizzazioni e utilizzare le entrate straordinarie per accelerare la riduzione del rapporto debito pubblico/PIL. [...]
Politica fiscale	Racc. 1 - [...] Spostare la pressione fiscale dal lavoro, in particolare riducendo le agevolazioni fiscali e riformando i valori catastali non aggiornati. Intensificare gli sforzi per ridurre l'economia sommersa, in particolare potenziando i pagamenti elettronici obbligatori mediante un abbassamento dei limiti legali per i pagamenti in contanti. [...]	Racc. 1 - [...] Trasferire il carico fiscale gravante sui fattori produttivi verso imposte meno penalizzanti per la crescita, con esiti neutri per il bilancio, con un'azione decisa per ridurre il numero e l'entità delle agevolazioni fiscali, con la riforma dell'obsoleto sistema catastale e con la reintroduzione dell'imposta sulla prima casa a carico delle famiglie con reddito elevato. Ampliare l'uso obbligatorio dei sistemi elettronici di fatturazione e pagamento.
Giustizia civile	Racc. 2 - Ridurre la durata dei processi civili in tutti i gradi di giudizio razionalizzando e facendo rispettare le norme di disciplina procedurale, incluse quelle già prese in considerazione dal legislatore. [...]	Racc. 2 - Ridurre la durata del processo civile mediante una gestione efficiente dei procedimenti e norme per assicurare la disciplina processuale. [...]
Giustizia penale e corruzione	Racc. 2 - [...] Aumentare l'efficacia della prevenzione e repressione della corruzione riducendo la durata dei processi penali e attuando il nuovo quadro anticorruzione. [...].	Racc. 2 - [...] Potenziare la lotta contro la corruzione, in particolare riformando l'istituto della prescrizione. [...]
Riforma della P.A.	Racc. 2 - [...] Assicurare il rispetto del nuovo quadro normativo per le imprese di proprietà pubblica e accrescere l'efficienza e la qualità dei servizi pubblici locali. [...]	Racc. 2 - [...] Completare la riforma del pubblico impiego e migliorare l'efficienza delle imprese pubbliche. [...]
Concorrenza	Racc. 2 - [...] Affrontare le restrizioni alla concorrenza, in particolare nel settore dei servizi, anche mediante una nuova legge annuale sulla concorrenza	Racc. 2 - [...] Adottare e attuare rapidamente la legge sulla concorrenza rimasta in sospeso e rimuovere le rimanenti restrizioni alla concorrenza.
Servizi finanziari e sistema bancario	Racc. 3 - Mantenere il ritmo della riduzione dell'elevato stock di crediti deteriorati e sostenere ulteriori misure di ristrutturazione e risanamento dei bilanci delle banche, anche per gli istituti di piccole e medie dimensioni, e attuare tempestivamente la riforma in materia di insolvenza. Migliorare l'accesso delle imprese ai mercati finanziari.	Racc. 3 - Accelerare la riduzione dello stock dei crediti deteriorati e rafforzare gli incentivi alla ristrutturazione e al risanamento dei bilanci, in particolare nel segmento delle banche soggette alla vigilanza nazionale. Adottare la revisione complessiva del quadro normativo in materia di insolvenza e di escussione delle garanzie.
Lavoro	Racc. 4 - Accelerare l'attuazione della riforma delle politiche attive del lavoro per garantire parità di accesso a servizi di assistenza nella ricerca di lavoro e alla formazione. Incoraggiare la partecipazione delle donne al mercato del lavoro attraverso una strategia globale, razionalizzando le politiche di sostegno alle famiglie ed estendendo la copertura delle strutture di assistenza all'infanzia. [...]	Racc. 4 - Con il coinvolgimento delle parti sociali, rafforzare il quadro della contrattazione collettiva, al fine di permettere contratti collettivi che tengano maggiormente conto delle condizioni locali. Assicurare efficaci politiche attive del mercato del lavoro. Incentivare il lavoro dei secondi percettori di reddito. [...]
Istruzione e ricerca	Racc. 4 - [...] Promuovere la ricerca, l'innovazione, le competenze digitali e le infrastrutture mediante investimenti meglio mirati e accrescere la partecipazione all'istruzione terziaria professionalizzante.	
Povertà	Racc. 1 - [...] Ridurre il peso delle pensioni di vecchiaia nella spesa pubblica al fine di creare margini per altra spesa sociale.	Racc. 4 - [...] Razionalizzare la spesa sociale e migliorarne la composizione.

IV.3 LE PRINCIPALI LINEE DI INTERVENTO

Tassazione e contrasto alla evasione

L'obiettivo del Governo è di rafforzare la crescita in un quadro di coesione e inclusione sociale e all'interno di un percorso graduale di riduzione del rapporto debito/PIL nel corso della legislatura. La pressione fiscale, stimata al 42,2 per cento del PIL nel 2018, rimane assai elevata. Come illustrato nel paragrafo III.2, il Governo intende ridurre gradualmente la pressione fiscale su famiglie e imprese e rendere la tassazione più favorevole alla crescita. Gli adempimenti fiscali saranno quindi semplificati e si punterà a ridurre drasticamente l'evasione ed elusione delle imposte.

Il Governo intende iniziare un percorso di riduzione graduale della pressione fiscale su famiglie e imprese, sostenendo nella prima fase le attività di minori dimensioni svolte da imprenditori individuali, artigiani e lavoratori autonomi. La graduale introduzione di una *flat tax* sui redditi dal 2019 avrà un ruolo centrale nella creazione di un clima più favorevole alla crescita e all'occupazione, tramite la riduzione del cuneo fiscale sul lavoro. La gradualità del percorso è principalmente volta a evitare eccessivi oneri per la finanza pubblica.

Sarà esteso il regime forfetario, sostitutivo di Irpef e Irap, che assoggetta all'aliquota del 15% una base imponibile forfettizzata applicando ai ricavi coefficienti di redditività differenziati per attività economica. I soggetti che aderiscono a questo regime agevolato sono anche esentati dal versamento dell'Iva e da ogni adempimento.

Per incentivare gli investimenti e gli incrementi occupazionali, tutte le imprese beneficeranno di una riduzione dell'aliquota delle imposte applicata ai redditi corrispondenti agli utili destinati all'acquisto di beni strumentali e nuove assunzioni.

Il contrasto all'evasione che ha l'obiettivo di assicurare l'equità del prelievo e di tutelare la concorrenza tra le imprese sarà perseguito potenziando tutti gli strumenti a disposizione dell'Amministrazione Finanziaria, in particolare sfruttando l'applicazione di nuove tecnologie per effettuare controlli mirati.

I dati che si renderanno disponibili a seguito dell'avvio della fatturazione elettronica obbligatoria saranno integrati anche, a partire da luglio 2019, da quelli rilevati attraverso la trasmissione telematica dei corrispettivi relativi alle transazioni verso consumatori finali. Le basi dati alimentate dai nuovi flussi informativi saranno utilizzate per potenziare tutte le attività dirette a incentivare l'adempimento spontaneo dei contribuenti, attraverso le comunicazioni per la promozione della *compliance* inviate a cittadini, ai professionisti e alle imprese, e saranno incrociate con i dati delle dichiarazioni dei redditi per potenziare l'efficacia dei controlli.

L'avvio a regime dell'obbligo di fatturazione elettronica tra operatori economici sarà inoltre associato a misure di semplificazione fiscale e di riduzione degli oneri amministrativi a carico dei contribuenti.

Il Governo intende anche varare un decreto-legge su 'pace fiscale'. L'obiettivo di questo intervento è completare il percorso di chiusura delle posizioni debitorie ancora aperte per consentire che l'attività di riscossione ordinaria riprenda con sempre maggiore efficienza. Lo stesso obiettivo di

efficienza sarà perseguito con riguardo al contenzioso, favorendo la chiusura delle liti pendenti.

Contestualmente all'introduzione di una flat tax generalizzata, saranno valutati gli spazi disponibili per la razionalizzazione delle cosiddette spese fiscali: la molteplicità delle agevolazioni, la difficoltà del loro coordinamento e le possibili sovrapposizioni con i trasferimenti diretti di risorse aventi carattere assistenziale possono impedire una corretta rappresentazione dei flussi redistributivi operati dal settore pubblico. La scelta delle agevolazioni su cui intervenire sarà guidata da un'attenta valutazione, tenendo in considerazione aspetti legati al costo-efficacia delle agevolazioni stesse, ai risultati che hanno prodotto e ai loro impatti redistributivi.

Investimenti pubblici

Sul fronte degli investimenti pubblici è necessario invertire la tendenza negativa in atto da molti anni e precipitata ulteriormente dall'inizio della crisi. Il livello totale delle risorse finanziarie stanziate in un arco temporale che raggiunge i quindici anni per investimenti ancora da avviare, ma già scontati ai fini dell'indebitamento netto tendenziale, ammonta a circa 150 miliardi. Di questi, circa 118 miliardi possono essere considerati immediatamente attivabili, ed è quindi necessaria una forte spinta al processo di avvio e realizzazione degli investimenti sottesi.

Inoltre, come illustrato nel paragrafo III.2, il quadro programmatico di finanza pubblica prevede un significativo aumento degli investimenti pubblici rispetto al loro andamento tendenziale, in modo tale da raggiungere almeno il 3 per cento in rapporto al PIL.

L'esperienza di questi anni mostra tuttavia che stanziare i fondi non basta per la realizzazione di opere pubbliche di rilevanza strategica secondo tempi e modalità che rispettino gli standard di efficienza. L'efficienza della spesa per la formazione di capitale pubblico, l'impatto sulla crescita e la qualità della vita dipendono anche dalla capacità della PA di selezionare, avviare e completare entro tempi ragionevoli progetti ad alta redditività economica e sociale[3]. Le carenze nella selezione e valutazione dei progetti e gli ostacoli all'efficacia della spesa pubblica per investimenti risiedono non solo in vincoli di bilancio, ma anche in una serie di fattori di natura legale, burocratica e organizzativa che si sono accumulati nel corso degli anni. Fra di essi vanno menzionate la perdita di competenze tecniche e progettuali delle amministrazioni pubbliche (in particolare di quelle locali anche a causa del protrarsi del blocco del turn over), le carenze nella valutazione economica e finanziaria e nel monitoraggio dei progetti, la complessità dell'interazione tra le amministrazioni centrali e territoriali, nonché la complessità del recente Codice degli Appalti. Diventa quindi strategico potenziare le autonomie locali quali motore dello sviluppo territoriale.

[3] Tra lo stanziamento delle risorse e l'effettiva consegna dell'opera conclusa, per esempio, è stato stimato che passino in media due anni per lavori di ammontare inferiore a 100.000 euro e fino a quindici anni per lavori di valore superiore a 100 milioni.

Il Governo intende inoltre valorizzare il Partenariato Pubblico-Privato (PPP). La definizione di un contratto standard PPP è già ad uno stadio avanzato di elaborazione. Unitamente alla matrice dei rischi e al capitolato di gestione, essa fornirà una guida alle amministrazioni pubbliche per la strutturazione in dettaglio delle operazioni di PPP e la redazione dei relativi atti e documenti negoziali, apportando i seguenti vantaggi: *i*) una maggiore competitività del Paese a livello internazionale; *ii*) il miglioramento delle capacità tecniche e negoziali delle pubbliche amministrazioni nella gestione delle operazioni di PPP; *iii*) la definizione delle dinamiche contrattuali; *iv*) il supporto alle amministrazioni con maggiori carenze di profili tecnici e giuridici adeguati; *v*) la limitazione del ricorso alle varianti in corso d'opera; *vi*) la corretta allocazione dei rischi, contenendo l'insorgenza di contenziosi; *vii*) una migliore valutazione in termini di trattamento statistico dell'operazione, anche ai fini della classificazione *off balance* dell'operazione; *viii*) un'equilibrata sintesi degli interessi pubblici e privati; *ix*) una maggiore 'bancabilità" dell'operazione e x) una maggiore attenzione alla fase di gestione.

Per ridare slancio agli appalti pubblici e superare le incertezze interpretative che sono emerse, si rende necessario modificare il Codice dei contratti pubblici. Il principio sarà quello di semplificare le procedure e, in tal modo, promuovere una maggiore trasparenza dell'amministrazione. La semplificazione riguarderà anche la fase di programmazione relativa alle delibere CIPE, con un collegamento più stretto con il lavoro progettuale delle stazioni appaltanti.

FOCUS

Il rilancio degli investimenti

Il rilancio degli investimenti è una componente importante della politica economica del Governo e uno strumento essenziale per perseguire obiettivi di sviluppo economico sostenibile. Il Governo è convinto che gli investimenti pubblici e privati siano l'ingrediente cruciale della crescita e possano dispiegarsi in forme sinergiche solo se un favorevole ambiente economico e sociale è assicurato dalla azione normativa e dall'attività della PA. Le sinergie sono specialmente necessarie nei settori della Ricerca e Sviluppo, della formazione di capitale umano e delle infrastrutture, che hanno effetti rilevanti e duraturi sulla produzione e la capacità del Paese di creare valore.

A questo scopo, il Governo intende mettere in campo una serie di azioni ad ampio raggio volte a rimodulare la spesa pubblica, consentendo una graduale ricomposizione a favore della spesa in conto capitale. Ciò tenendo conto della natura multifunzionale della spesa pubblica e delle opportunità fornite, all'interno dei moderni sistemi di gestione, da una sistematica *spending review*, dalle partnership pubblico-private e dalle sinergie che attraverso le proprie strategie industriali, le società partecipate possono generare, pur mantenendo la loro piena autonomia. Queste azioni includono: *a)* una rivisitazione del quadro normativo, nonché delle procedure amministrative, volta a promuovere, accanto alle attuali responsabilità burocratiche, una capacità autonoma di *leadership* nella promozione, pianificazione e gestione degli investimenti da parte dalla PA, favorendo le *partnership* con il settore privato e l'acquisizione di finanziamenti di fondi istituzionali, *b)* la rimodulazione e il monitoraggio delle risorse finanziarie per gli investimenti, le manutenzioni e la gestione del capitale pubblico, *c)* la valorizzazione delle competenze tecniche e delle funzioni di progettazione e valutazione economica e finanziaria dei progetti nella PA, *d)* la creazione di una *task force* con il compito di centralizzare le informazioni sui progetti in corso attraverso la gestione attiva di una banca dati centralizzata e collegamenti diretti con i terminali di spesa, promuovendo in maniera sistematica il monitoraggio, la valutazione e il coordinamento degli investimenti. La *task force* avrà anche il compito di

promuovere le migliori pratiche per esaminare programmi e progetti in corrispondenza di punti decisivi del loro ciclo di vita, assicurando che essi possano progredire con successo nelle varie fasi di *start up* e di implementazione.

Riprendendo le esperienze di altri Paesi avanzati, che hanno affrontato con successo problematiche di investimenti pubblici e di *gap* infrastrutturali simili a quelli italiani, il Governo creerà inoltre un centro di competenze dedicato con il compito di offrire servizi di assistenza tecnica e di assicurare standard di qualità per la preparazione e la valutazione di programmi e progetti da parte delle amministrazioni pubbliche centrali e periferiche. Questa azione permetterà anche di creare nel tempo un insieme di capacità professionali interne alla PA nell'intera gamma di competenze, tipologie e dimensioni della progettazione tecnica ed economica degli investimenti pubblici.

Dal punto di vista finanziario le azioni elencate, che hanno l'obiettivo di migliorare l'efficienza degli investimenti, si affiancheranno, aumentandone l'efficacia, alle misure già in corso, tra cui: *i)* l'attivazione di un fondo da ripartire per il rilancio degli investimenti infrastrutturali, che dispone di una dotazione complessiva di risorse pari a 150 miliardi da utilizzare entro l'orizzonte temporale di 15 anni; *ii)* il superamento, a livello di singolo ente del saldo di cui all' art. 9 della L. n. 243 del 2012, che limitava le capacità di intervento degli enti locali; *iii)* la riforma del Codice degli appalti, per rendere più snella e trasparente la gestione degli acquisti e delle forniture della PA.

Infrastrutture e mobilità

La strategia del Governo in ambito infrastrutturale è rivolta a dare priorità ad una rete di piccole opere diffuse per riparare, dove possibile, o sostituire, dove necessario, le opere esistenti con particolare attenzione a viabilità e sicurezza di ponti, gallerie e strade interne. Questo potrebbe avere effetti positivi sul rilancio dell'economia e sul miglioramento della qualità della vita dei residenti nelle aree interne. In tale ambito, sarà potenziata la struttura tecnica di missione che ha il compito di analizzare tutti i progetti già in essere e quelli ancora da finanziare secondo un'attenta analisi costi-benefici.

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Decreto 'emergenze'

Il Governo ha approvato un decreto-legge che introduce disposizioni urgenti volte a velocizzare le operazioni di demolizione e ricostruzione del viadotto Morandi a Genova, al sostegno dei soggetti danneggiati per il crollo, alla ripresa delle attività produttive e di impresa, nonché dirette a intraprendere ogni iniziativa necessaria al ripristino della funzionalità dei servizi pubblici e delle infrastrutture. Inoltre, il decreto introduce misure urgenti aventi ad oggetto gli eventi calamitosi che hanno colpito l'Italia centrale e l'isola di Ischia, già oggetto di interventi normativi, ma che necessitano di ulteriori misure indifferibili ed urgenti. Infine, per uscire dalla logica emergenziale, ha approvato norme con finalità di prevenzione, volte al monitoraggio delle infrastrutture a rischio.

Tra le principali misure in favore della popolazione di Genova, si riconosce alle imprese danneggiate dal crollo un contributo finalizzato alla mitigazione dei pregiudizi sofferti, fermo restando i diritti risarcitori nei confronti degli eventuali responsabili. Sono altresì introdotte misure di facilitazione fiscale per le imprese genovesi e per la piena ripresa dei traffici portuali, prevedendo l'istituzione di una zona franca urbana e di una zona logistica semplificata per il porto e il retroporto, nonché misure immediate per favorire la viabilità e i collegamenti in entrata e in uscita da Genova, implementando il trasporto pubblico locale. Si istituisce poi la figura del Commissario straordinario per consentire di procedere alla celere ricostruzione delle infrastrutture danneggiate, nonché per attuare ogni misura idonea a superare le conseguenze degli eventi dannosi.

In ambito di sicurezza delle infrastrutture e dei trasporti, al fine di rafforzare le misure di prevenzione e di garantire la piena sicurezza nella mobilità e nei trasporti, si introducono nuove norme che prevedono l'istituzione di una Agenzia di vigilanza per la sicurezza delle strade e autostrade, con parallelo ampliamento degli organici tecnici del Ministero delle infrastrutture e dei trasporti (MIT) dedicati ai controlli di sicurezza, e la creazione di una banca dati sulle opere pubbliche per monitorare, tra l'altro, i parametri di sicurezza delle infrastrutture, utilizzando sistemi tecnologici innovativi.

Per i fini sopra indicati la prossima Legge di Bilancio dedicherà 1,5 miliardi per l'anno 2019 specificatamente alla messa in sicurezza e la manutenzione di infrastrutture quali viadotti, ponti, gallerie, ecc... Gli interventi riguarderanno opere realizzate nella stessa epoca o precedenti il ponte Morandi, ovvero che presentino specifiche necessità di manutenzione. Il piano sarà trattato alla stregua di un intervento emergenziale, utilizzando procedure previste dalla legislazione vigente - in particolare la procedura negoziata - che consentono di ridurre significativamente i tempi necessari per l'affidamento dei lavori. L'utilizzo di tali modalità ed il particolare interesse del Governo alla realizzazione del programma garantiscono che i lavori verranno attuati rapidamente. Ciò consentirà di utilizzare le risorse finanziarie appostate nei tempi previsti, determinando un'accelerazione della spesa rispetto ad altre esperienze del passato. L'implementazione effettiva degli interventi sarà oggetto di uno specifico ed attento monitoraggio. In considerazione delle caratteristiche di eccezionalità ed urgenza degli interventi programmati, il Governo intende chiedere alla Commissione Europea il riconoscimento della flessibilità di bilancio per queste finalità.

Il Governo inoltre ribadisce la sua intenzione di portare a compimento gli investimenti strategici seguendo standard rigorosi di efficienza e, a questo scopo, intende sottoporre ad una rigorosa analisi costi-benefici e a un attento monitoraggio le grandi opere in corso (i.e. la Gronda autostradale di Genova, la Pedemontana lombarda, il terzo valico, il collegamento tra Brescia e Padova e la tratta Torino-Lione). L'analisi sarà elaborata dalla Struttura Tecnica di Missione del MIT che svolge funzioni di alta sorveglianza, promuove le attività tecniche ed amministrative non solo per l'adeguata e sollecita progettazione e approvazione delle infrastrutture, ma anche per la vigilanza sulla realizzazione delle infrastrutture stesse.

In tema di infrastrutture gli obiettivi primari sono: *i*) la promozione del trasporto ferroviario regionale e l'interscambio con altri mezzi; *ii*) la riduzione del numero di vittime della strada; *iii*) la promozione della mobilità sostenibile; *iv*) il sostegno all'edilizia pubblica.

Nel trasporto ferroviario il completamento dell'alta velocità può essere coerente con la manutenzione delle infrastrutture esistenti attraverso innovazioni tecnologiche che consentano di diminuire i tempi di percorrenza sulle medie distanze. Per le ferrovie regionali, il Governo promuoverà una stretta collaborazione con le Regioni nel monitoraggio della rete, prevedendo la possibilità di affidare a Rete Ferroviaria Italiana (RFI) alcuni tratti oggi gestiti dalle Regioni. Sarà, inoltre, varato un Piano Nazionale per le piste ciclabili, in merito al quale è pronto lo schema di decreto per la ripartizione di 362 milioni stanziati per la nascita del sistema nazionale delle ciclo-vie turistiche[4].

[4] Come il Grande Raccordo Ciclabile di Roma, la Ciclovia VEnTO che collega Venezia e Torino che tocca numerose città d'arte, come Mantova e Ferrara, e grandi città come Milano, la ciclovia del Sole che parte dal

L'integrazione con altre forme di mobilità sarà ottenuta con il sostegno al *car* e *bike sharing* e la costruzione di parcheggi intermodali in prossimità delle stazioni ferroviarie metropolitane e degli autobus.

In merito al trasporto pubblico locale, il Governo intende stabilire standard minimi di efficienza e di qualità su base nazionale, anche rafforzando la collaborazione con l'Autorità per i Trasporti. La loro attuazione sarà realizzata attraverso il rinnovo del parco mezzi di autobus e treni, da finanziare attraverso uno specifico programma di rinnovo del materiale rotabile e su strada.

L'innovazione costituirà un importante strumento per garantire una maggiore sicurezza, dimezzando il numero di vittime della strada entro il 2020 ed annullandolo entro il 2050. A tale riguardo, il Governo sta sperimentando a Torino e a Modena il progetto della *Smart road*, con cui si punta a creare infrastrutture stradali dotate di piattaforme di osservazione, monitoraggio e previsione del traffico con una sinergia tra infrastrutture digitali e veicoli di nuova generazione.

Con riferimento alla mobilità sostenibile, il Governo intende promuovere una progressiva riduzione di autoveicoli con motori diesel e benzina, al fine contenere le emissioni inquinanti e conseguire gli obiettivi dell'accordo di Parigi sui cambiamenti climatici. E' stato predisposto un disegno di legge sulla mobilità sostenibile che punta a sostituire gli automezzi alimentati con motori endotermici con attrezzature a trazione elettrica. Si promuoverà la creazione di una rete capillare di supporto alla mobilità sostenibile attraverso il piano nazionale infrastrutturale per la ricarica dei veicoli elettrici. Si valuterà la possibilità di introdurre contributi pubblici all'acquisto di veicoli ibridi ed elettrici, oltre che per gli interventi di retrofit per veicoli a combustione interna. In ogni caso, il contributo sarà commisurato al costo di produzione delle vetture elettriche e tenderà a scendere nel tempo.

Il cambio di paradigma nel mercato dell'auto verso veicoli meno inquinanti è un'opportunità di rilancio dell'industria nazionale che non può essere mancata: l'eventuale incentivazione dei veicoli ibridi ed elettrici verrà pertanto accompagnata da misure di politica industriale volte a sostenere lo sviluppo della produzione nazionale di veicoli e componenti.

Il ruolo di porti ed aeroporti è essenziale per lo sviluppo dell'economia. Con riferimento ai porti e, in particolare, allo scambio con il trasporto per ferrovia e su strada, Rete Ferroviaria Italiana ed ANAS dovranno potenziare le infrastrutture di adduzione e di ultimo miglio, in modo da ridurre le esternalità negative ed i tempi di permanenza delle merci nei porti. Risorse adeguate saranno investite per attrezzare i porti con aree retro-portuali capaci di garantire lo sdoganamento delle merci in loco e il trasbordo su altre modalità, in particolare sulla rete ferroviaria, data la sua maggiore sostenibilità ambientale.

Nel settore aeroportuale gli interventi previsti tendono a migliorare la connettività, innanzitutto delle aree remote e disagiate del Paese, poco servite da collegamenti aerei interconnessi con le altre modalità di trasporto. Pertanto, gli investimenti saranno indirizzati verso la riduzione degli attuali squilibri, per garantire infrastrutture e servizi aerei efficienti ai territori minori. Inoltre, verrà

Brennero attraversa da nord a sud l'Italia per terminare in Sicilia, a Palermo, e in Sardegna a Cagliari, e la ciclovia dell'Acquedotto Pugliese e della Magna Grecia, oltre alla ciclovia tirrenica ed adriatica.

assicurata una corretta competizione dei vettori che operano negli aeroporti nazionali con superamento delle situazioni di monopolio di fatto e il miglioramento della qualità dei servizi resi ai viaggiatori.

Nell'autotrasporto il Governo intende favorire una collaborazione con le parti attraverso il rilancio della Consulta per l'Autotrasporto. Saranno adottate misure contro l'abusivismo e per le semplificazioni amministrative nell'ambito delle revisioni. In particolare, si prevede l'applicazione della nuova disciplina sul distacco dei lavoratori e si rafforzerà il controllo sull'operazione di cabotaggio svolte in Italia dai vettori stranieri. Saranno costituiti tavoli di lavoro per impostare i contenuti di forme di incentivazione per l'aggregazione delle imprese di autotrasporto e proseguire le politiche di incentivazione finalizzate allo svecchiamento del parco veicolare a sostegno della competitività all'acquisto di veicoli a carburanti alternativi o *dual fuel*. Il Governo continuerà a sostenere le imprese dell'autotrasporto per compensarle della differenza tra la tassazione vigente in Italia sul gasolio da autotrazione e la tassazione media degli altri Paesi europei, in modo da tutelare la competitività internazionale degli operatori nazionali.

Infine, saranno adottate misure per aumentare le conoscenze specialistiche in tema infrastrutturale, con l'attivazione di nuovi percorsi professionali negli istituti superiori, di corsi di laurea triennale e magistrale, di master e corsi di formazione professionale post laurea e corsi di dottorato per le attività scientifiche accademiche legati alla ricerca e alla formazione nel campo della logistica marittima, dell'intermodalità e dell'autotrasporto.

Rete idrica, edilizia pubblica e prevenzione rischi sismici

Le infrastrutture idriche saranno riqualificate per farsi carico del tema della crescente scarsità dell'acqua connessa anche alla sempre più frequente alternanza di eventi siccitosi e di fenomeni alluvionali. Il Governo sta predisponendo un piano nazionale di interventi per l'ampliamento ed il completamento degli invasi esistenti. Questi investimenti hanno un basso impatto ambientale, possono essere cantierabili in poco tempo e realizzabili da imprese locali. Gli interventi sono valutati attraverso un set di indicatori molto semplice, e quindi, condivisibile da parte delle amministrazioni locali e da parte degli altri *stakeholders*.

Con riferimento all'edilizia pubblica, si guarda al *Building Information Modeling* (BIM) per ottenere una più efficiente ed innovativa pianificazione, realizzazione e gestione delle costruzioni con un risparmio potenziale fino a 30 miliardi negli appalti pubblici. Il Governo intende rendere operativa tale piattaforma digitale in tutta l'attività di progettazione e monitoraggio realizzata dal Ministero delle Infrastrutture e dei Trasporti (MIT) e dalle stazioni appaltanti. A questo riguardo, è essenziale digitalizzare i processi amministrativi del MIT, garantendone anche una maggiore trasparenza con l'istituzione di un registro degli ingressi. A tal fine è stato anche istituito un tavolo tecnico *ad hoc* composto da professionisti del settore.

Il Governo opterà per una gestione sostenibile del suolo occupato attraverso un'adeguata politica che promuova la rigenerazione urbana, attraverso la promozione di regole semplici e cogenti contro il consumo del suolo, controlli

efficaci e sanzioni. Inoltre, verranno stabilizzati l''ecobonus' e il 'sisma bonus' con l'introduzione di tipologie di certificazioni capaci di garantire i crediti e la predisposizione di contratti differenziati per tipologie d'intervento, in grado di semplificare le attività delle amministrazioni locali.

Proseguiranno le azioni di mitigazione del rischio sismico attraverso interventi e misure di messa in sicurezza del patrimonio abitativo e di miglioramento del patrimonio energetico, promuovendo altresì una cultura della conoscenza e della prevenzione. Si opererà attraverso misure specifiche, quali: *i*) finanziamento per le verifiche di vulnerabilità ed i progetti di adeguamento delle scuole in zone a rischio sismico 1 e 2: sono stati finora finanziati 875 interventi proposti dagli Enti locali, suddivisi fra verifiche di vulnerabilità e progettazioni di adeguamento sismico; *ii*) 10 cantieri pilota per sensibilizzare i territori ad intervenire sulla messa in sicurezza di edifici pubblici esistenti. I progetti si svolgeranno in Comuni scelti su tutto il territorio nazionale, con l'effettuazione di interventi esemplari di messa in sicurezza antisismica su edifici di proprietà pubblica ad uso residenziale; *iii*) Casa Sicura 'Portale sisma bonus' per agevolare la conoscenza e la fruizione della detrazione concessa ai proprietari di immobili, adibiti sia ad abitazione che ad attività produttive, per interventi di adeguamento antisismico. Il portale telematico permette di semplificare adempimenti e procedure per proprietari e professionisti, restituendo, al contempo, all'amministrazione informazioni e dati sul ricorso alle agevolazioni fiscali e sul miglioramento delle caratteristiche antisismiche degli edifici in esito agli interventi effettuati.

Valorizzazione del patrimonio immobiliare e dei beni demaniali

La valorizzazione del patrimonio pubblico è parte integrante della strategia economica e di bilancio del Governo in quanto, oltre ai benefici per il sistema Paese, ha implicazioni rilevanti per l'efficienza e l'ottimizzazione della gestione degli stessi asset pubblici.

Per il patrimonio immobiliare, la valorizzazione si sviluppa secondo due principali direttrici: i) per i cespiti più appetibili, attraverso varianti urbanistiche e variazioni nella destinazione d'uso degli immobili, propedeutiche alla cessione, che può essere diretta o mediata da Fondi immobiliari; ii) per gli immobili utilizzati a fini istituzionali, attraverso una gestione economica più efficiente, la razionalizzazione degli spazi utilizzati e la rinegoziazione dei contratti di locazione. Le azioni di riqualificazione e dismissione prevedono il coinvolgimento di tutti i livelli istituzionali, nel quadro del c.d. federalismo demaniale.

Per l'attività di valorizzazione del patrimonio, il MEF si avvale di un sistema informativo, finalizzato alla ricognizione annuale delle componenti dell'attivo patrimoniale delle Amministrazioni pubbliche (immobili, partecipazioni, beni dati in concessione). Questo strumento consente una quantificazione della consistenza e, in futuro, del valore del patrimonio pubblico.

Nel primo semestre del 2018 sono stati resi noti gli esiti dell'attività di studio, svolta nel corso del biennio 2016-2017, che ha portato alla definizione di un modello di stima del valore del patrimonio immobiliare pubblico, con riferimento

ai dati relativi all'anno 2015[5]. Il valore patrimoniale dei fabbricati pubblici censiti dal MEF, circa 1 milione di unità catastali, è stimato in 283 miliardi. Esso è per la maggior parte (77 per cento) riconducibile a fabbricati utilizzati direttamente dalla P.A. (circa 217 miliardi) e quindi non disponibili, nel breve-medio termine, per progetti di valorizzazione e dismissione. Il restante 23 per cento è dato in uso, a titolo gratuito o oneroso, a privati (51 miliardi), oppure risulta non utilizzato (12 miliardi) o in ristrutturazione (3 miliardi).

L'Agenzia del Demanio ha in gestione una quota del patrimonio pubblico (quella relativa ai beni immobili dello Stato) costituita da quasi 43.000 immobili, di cui circa 30.000 fabbricati e per il resto terreni, per un valore complessivo di 60,6 miliardi (per l'85 per cento del valore in uso governativo). E' da considerare, inoltre, il demanio storico-artistico e l'altro patrimonio inalienabile, che costituisce complessivamente circa il 12 per cento, in valore, del patrimonio in gestione all'Agenzia. Infine, vi è una quota di patrimonio alienabile disponibile, pari in valore a poco più del 3 per cento e costituito da circa 15.000 beni. Negli ultimi anni è stata progressivamente alienata una parte del demanio disponibile e contemporaneamente, grazie ad investimenti, è stato aumentato il valore dei beni in uso governativo.

Le locazioni passive per la PA centrale ammontavano per l'anno 2014 a oltre 900 milioni. Negli ultimi anni sono stati fatti investimenti che hanno permesso di recuperare immobili pubblici abbandonati e rilasciare progressivamente gli immobili privati per i quali venivano pagati canoni di affitto anche piuttosto rilevanti. Ad esito di tale processo, nel 2018 la spesa per canoni complessiva è stimata in circa 813 milioni. Al completamento degli interventi programmati si prevede di ottenere un risparmio, a regime, di circa 200 milioni rispetto alla spesa sostenuta al 31 dicembre 2014.

Altre risorse sono state investite per la riqualificazione sismica ed energetica e la messa in sicurezza e in efficienza degli immobili dello Stato. I primi interventi in fase di avvio riguardano i presìdi di sicurezza (Vigili del fuoco e Carabinieri in particolare).

L'Agenzia del Demanio, anche a seguito del rafforzamento della propria struttura tecnica, si propone di gestire nei prossimi anni 2 miliardi - già stanziati dalle vigenti leggi di bilancio- destinandoli per circa 1,1 miliardi alla riqualificazione sismica ed energetica degli immobili statali e per 0,9 miliardi alla razionalizzazione degli usi governativi e alla realizzazione dei 39 progetti di *federal building* attualmente previsti.

Un'altra importante attività gestita dall'Agenzia del Demanio è il federalismo demaniale (previsto dal D.Lgs. 85/2010). Dal 2014 è in atto il trasferimento gratuito dei beni agli enti territoriali, in cambio di impegni all'utilizzo e alla valorizzazione degli immobili stessi. A maggio 2018 i dati mostrano che sono stati trasferiti 5.021 beni a 1.324 enti territoriali, per un valore di circa 1 miliardo e 830 milioni.

[5] Il modello è basato su un approccio di tipo statistico-matematico per stime su larga scala (*mass appraisal*) e su metodologie estimative, in una logica patrimoniale, coerenti con i principi contabili nazionali e internazionali.

Con il progetto a rete 'Valore Paese Fari' sono stati aggiudicati 29 beni con bandi partiti nel 2015.

Un altro progetto a rete di grande rilevanza è il cosiddetto 'Valore Paese - Cammini e percorsi' che riguarda beni incardinati in percorsi storico-religiosi o su ciclovie. Per questo progetto sono stati messi a gara complessivamente i primi 83 beni nel 2017, di proprietà dello Stato e di altri enti pubblici.

Infine, con il progetto 'OpenDemanio' è stata creata una piattaforma aperta che permette di visualizzare i singoli beni gestiti dall'Agenzia del Demanio e verificare direttamente lo stato di manutenzione e rigenerazione. L'Agenzia si sta inoltre dotando di un applicativo informatico finalizzato ad uniformare il processo di stima per l'attestazione della congruità del prezzo di acquisto degli immobili delle pubbliche Amministrazioni, assicurando al contempo il contenimento dei costi, la semplificazione e la trasparenza dei rapporti, individuando soluzioni maggiormente performanti ai fini del raggiungimento degli obiettivi individuati dal legislatore.

Per il 2018, i proventi derivanti dalle vendite di immobili pubblici dovrebbero ammontare a 600 milioni, di cui 50 milioni per le vendite di immobili delle Amministrazioni centrali, 380 milioni per le vendite effettuate dalle Amministrazioni locali e 170 milioni per le vendite degli Enti di previdenza. Le dismissioni del patrimonio immobiliare pubblico per gli anni 2019 e 2020 sono stimate, rispettivamente, pari a 640 milioni e 600 milioni.

Per i fondi gestiti da Invimit Sgr, società interamente partecipata dal MEF, le Relazioni Semestrali al 30 giugno 2018 evidenziano che gli immobili pubblici apportati a detti fondi hanno un valore pari a circa 1.086 milioni così ripartiti:106 milioni per il fondo i3-INAIL, 174 milioni per il fondo i3-Regione Lazio, 74 milioni per il fondo i3- Università, 79 milioni per il Comparto 8-quater e 62,726 milioni per il Comparto 8-ter del fondo i3-Sviluppo Italia; 284 milioni per il fondo i3-Inps, 306 milioni per il fondo i3-Patrimonio Italia. A fronte di tali apporti sono state emesse quote che verranno successivamente collocate sul mercato. I proventi generati dalla vendita delle quote dei fondi INVIMIT potranno essere contabilizzati a riduzione dell'indebitamento netto negli anni in cui tali vendite saranno realizzate, contribuendo indirettamente al contenimento del debito pubblico.

Concessioni

L'attuale panorama delle concessioni di beni e servizi è assai variegato a causa di una frammentazione delle competenze - tra amministrazioni centrali e territoriali - nonché di una regolazione inefficiente e obsoleta che investe le procedure di rilascio delle concessioni, i parametri di determinazione dei canoni concessori e i relativi meccanismi di riscossione. Con poche eccezioni, il denominatore comune è la scarsa redditività delle concessioni per l'Erario. I canoni imposti non sono, in numerosi casi, correlati agli ingenti fatturati e profitti che i beni dati in concessione producono in capo ai concessionari. Inoltre, può accadere che questi ultimi godano, attraverso il sistema tariffario, di rendimenti garantiti e molto al di sopra di quelli di mercato, anche per effetto di limiti nelle capacità di controllo da parte dei soggetti pubblici competenti sui livelli degli investimenti previsti/effettuati. Il MEF-Dipartimento del Tesoro, utilizzando una banca dati dedicata, sta conducendo alcuni studi conoscitivi sul sistema delle

concessioni dai quali sono confermati i dubbi riguardo alla adeguata valorizzazione dei beni dati in concessione. Il Governo si propone di allargare e sistematizzare tali analisi, coinvolgendo le amministrazioni competenti al rilascio e al controllo delle concessioni, le autorità di regolazione ed esperti indipendenti dei vari settori onde arrivare, entro la fine del 2019, all'avvio di una completa mappatura del fenomeno, finalizzata alla predisposizione di una legge quadro di riordino e valorizzazione dei regimi di concessione.

I maggiori introiti che potrebbero derivare dal prospettato riordino delle concessioni sono, allo stato attuale, difficilmente quantificabili. Tuttavia, i dati disponibili evidenziano importanti potenzialità per la finanza pubblica e per la riduzione del rapporto debito/PIL.

Il Governo studierà un'ipotesi in cui maggiori proventi generati dalla razionalizzazione delle concessioni potrebbero afferire al Fondo di Ammortamento del Debito Pubblico, unitamente ai proventi delle dismissioni immobiliari e delle alienazioni di quote di società partecipate. Nell'ambito dello stesso processo, parte dei maggiori introiti riferibili alle concessioni rilasciate dalle amministrazioni locali potrebbero essere vincolati alla riduzione del loro indebitamento. Ciò contribuirebbe alla realizzazione di quello 0,3 per cento medio annuo di proventi da dismissioni attualmente incorporato nelle proiezioni del debito pubblico.

Riforma delle società partecipate

La riforma delle società partecipate è stata avviata con l'emanazione, a giugno 2016, del Testo Unico in materia di società a partecipazione pubblica. La ratio che ha ispirato la riforma è quella di ridurre sensibilmente il numero delle società partecipate ed individuare criteri qualitativi e quantitativi attraverso i quali razionalizzarle a regime. Il Testo unico ha rivisitato le numerose disposizioni vigenti sulla materia, ridisegnandone la disciplina, avendo anche riguardo all'efficienza della loro gestione e al contenimento della spesa pubblica.

In linea con le disposizioni dello stesso Testo Unico è stato previsto l'obbligo per le amministrazioni pubbliche di procedere, entro il 30 settembre 2017, ad una ricognizione straordinaria delle partecipazioni detenute e alla loro razionalizzazione.

A conclusione del processo di ricognizione straordinaria, dall'analisi dei dati raccolti attraverso l'apposito applicativo 'Partecipazioni' del Portale Tesoro è emerso che il 90 per cento dei circa 10.500 enti tenuti ad effettuare la ricognizione straordinaria ha provveduto alla trasmissione del piano. Le amministrazioni hanno comunicato la detenzione di 32.486 partecipazioni, riconducibili a 5.698 società, delle quali 4.738 direttamente partecipate dalle amministrazioni dichiaranti.

Tra le società in cui gli enti possiedono la maggioranza del capitale, una su tre sarà interessata da processi di dismissione; una quota residuale dovrebbe essere oggetto di fusione. Per quanto riguarda le società in cui gli enti non detengono la maggioranza del capitale, in un terzo dei casi si dovrebbe realizzare un'uscita degli stessi dalla compagine azionaria.

La Struttura di Monitoraggio del MEF ha verificato la rispondenza dei piani di razionalizzazione presentati dalle amministrazioni ai criteri definiti nel Testo

Unico. E' emerso che, per circa 1.600 società, mancherebbero i requisiti e le caratteristiche previste dalla riforma per il mantenimento delle relative partecipazioni in mano pubblica. Tali requisiti fanno riferimento al tipo di attività svolta, al fatturato, al risultato economico, al numero dei dipendenti, al numero degli amministratori.

La scadenza prevista per l'attuazione dei piani è il 30 settembre 2018. Nei prossimi mesi la Struttura del MEF avvierà un'ulteriore attività di monitoraggio volta a verificare l'attuazione delle misure dichiarate nei piani di razionalizzazione, quali l'alienazione della partecipazione e la messa in liquidazione della società.

Infine, la riforma ha previsto, a carico delle pubbliche amministrazioni, di procedere entro il 31 dicembre 2018 alla revisione annuale delle partecipazioni detenute alla data del 31 dicembre 2017.

Giustizia

Negli ultimi anni è stato gradualmente eroso il consistente arretrato dei procedimenti civili pendenti e, per quanto riguarda la giustizia civile, nel 2017 è proseguito il trend positivo della diminuzione dei procedimenti civili pendenti: dai 3.801.255 di fine 2016 si è passati ai 3.628.936 del 2017, con calo del 4,5 per cento.

Tuttavia, i tempi necessari per risolvere cause civili rimangono tra i più elevati dell'UE, in tutte le fasi del processo. Il permanere delle criticità dovute alla durata dei processi (ultra-annuale in Cassazione, ultra-biennale in Appello e ultra-triennale in Tribunale) induce la necessità di programmare interventi normativi idonei a garantire una più celere definizione delle controversie e una più significativa riduzione delle pendenze.

Il Governo metterà in campo molteplici azioni, sia in campo penale sia civile, accompagnate da investimenti strutturali per far fronte alle carenze di organico per magistrati e personale amministrativo. Verrà inoltre potenziato il processo telematico: a tal fine sono già in corso di svolgimento le relative gare per lo sviluppo dei sistemi dell'area civile e penale e per l'assistenza.

Le evidenze statistiche e le esperienze comparate, valutate in funzione della stretta connessione esistente tra la competitività del Paese, come percepita dagli investitori internazionali, e i tempi della giustizia civile, suggeriscono di intervenire sul rito del processo civile tratteggiando un unico rito semplificato conformato ai princìpi del *case management* e di proporzionalità, con i quali risulta incompatibile un sistema processuale contrassegnato dalla predeterminazione legale dei poteri delle parti e del giudice. Muovendo da questo presupposto, l'intervento si propone di affrontare i seguenti punti: *i)* l'eliminazione dell'atto di citazione e la sua sostituzione con il ricorso; *ii)* una riduzione dei termini di comparizione; *iii)* l'introduzione di un regime di preclusioni istruttorie già negli atti introduttivi; *iv)* una rimodulazione della fase decisoria.

L'attuazione delle misure descritte risponderebbe alla fondamentale esigenza di garantire una giustizia sicuramente più efficiente, nel solco delle richieste derivanti dalle rilevazioni internazionali e, in particolare, dal rapporto *Doing Business* della Banca Mondiale.

In **ambito penale** sarà necessario un intervento strutturale per ridurre il numero di procedimenti caduti in prescrizione, attualmente in crescita.

Alcuni dati aiutano a comprendere meglio la portata della questione e la necessità di un intervento strutturale tale da riportarne le dimensioni a livelli accettabili per i cittadini. Nell'anno 2017 i procedimenti prescritti sono stati 125.551, dei quali il 25,8 per cento in grado di appello, con un'incidenza del 9,4 per cento sul totale dei procedimenti, in crescita rispetto al 2016 con un dato dell'8,7 nel 2016.

L'abnorme quantitativo di procedimenti per i quali è intervenuta la prescrizione si è tradotto in un incentivo a difendersi, non solo nel merito del processo, bensì attraverso la strada della decorrenza dei termini previsti, come legittimamente consentito dalla normativa in questione.

La ricerca della verità e l'esigenza di giustizia devono essere tutelate dall'uso pretestuoso di un istituto che, pur avendo una funzione originaria nobile, quale quella di garanzia dell'effettivo diritto all'oblio del cittadino rispetto a comportamenti risalenti nel tempo e di realizzazione di un principio di economia dei sistemi giudiziari, non può, però, prestarsi a vero e proprio scudo di comportamenti criminosi e di condotte che provocano un elevato allarme sociale.

Una riforma seria ed equilibrata della prescrizione rappresenta una priorità per incrementare il grado di fiducia con cui i cittadini si rivolgono all'istituzione giudiziaria.

Al contempo, tale esigenza è correlata alla necessità di garantire il rispetto del canone costituzionale della durata ragionevole del processo, come previsto dalla Costituzione e della Convenzione Europea per i diritti dell'uomo. Tale finalità mira, quindi, a far sì che la responsabilità di far durare i processi per un tempo ragionevole non debba pesare sui cittadini coinvolti in vicende giudiziarie né ricadere sui familiari delle vittime e sulle persone offese dal reato. L'obiettivo di garantire la ragionevole durata del processo penale deve essere supportato in primis attraverso un adeguato investimento in risorse umane e materiali.

A questi obiettivi si affianca la necessità assolutamente prioritaria di varare un'efficace normativa **anticorruzione**, che coinvolga sia la dimensione investigativa - per facilitare l'emersione delle fattispecie criminose - sia la definizione giuridica e processuale del fenomeno corruttivo, che pregiudica gravemente il buon andamento della Pubblica Amministrazione, dell'economia, della libera concorrenza e dell'affidamento dei mercati.

Il Governo ha recentemente varato un Disegno di Legge per il contrasto della corruzione (D.d.L. 'Spazzacorrotti'), in cui si rivedono istituti quali la pena accessoria, l'interdizione dai pubblici uffici per alcuni reati contro la Pubblica Amministrazione e l'incapacità a contrattare con essa in presenza di tali reati. Tale strumento, il cosiddetto 'DASPO' per i corrotti e i corruttori, è accompagnato da una razionalizzazione complessiva delle cornici sanzionatorie e delle fattispecie come, rispettivamente, per la corruzione per l'esercizio della funzione e del traffico di influenze illecite. Altre innovazioni in questo ambito riguardano l'estensione di tecniche investigative speciali anche in riferimento ai delitti di

corruzione e l'assoggettamento al regime penitenziario 4-bis dei condannati in via definitiva per corruzione.

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Misure per il contrasto dei reati contro la pubblica amministrazione (D.d.L.' Spazzacorrotti')

Allo stato attuale i reati di corruzione, pur perseguiti attraverso numerose previsioni legislative, risultano mitigati a causa di alcuni istituti che attenuano la portata delle sanzioni. È necessario invece andare verso un sistema che tenda ad equiparare la corruzione ai reati più gravi, quali quelli di mafia, e che riduca o elimini del tutto il fenomeno corruttivo nella Pubblica Amministrazione. Diversi sono i casi in cui il reato di corruzione non è adeguatamente perseguito.

La prima parte del Disegno di Legge, in particolare, apporta modifiche alle norme che disciplinano la responsabilità amministrativa delle persone giuridiche, delle società e delle associazioni anche prive di personalità giuridica, ed è finalizzato a potenziare l'attività di prevenzione, accertamento e repressione dei reati contro la pubblica amministrazione. In sintonia con alcune raccomandazioni provenienti dal Gruppo di Stati contro la corruzione (GRECO) e dall'Organizzazione per la cooperazione e lo sviluppo economico (OCSE), il disegno di legge prevede:

- il divieto di accesso potenziato (cd. 'Daspo') ad appalti e pubblici uffici per chi viene condannato in via definitiva per corruzione, anche nei casi considerati meno gravi; per condanne fino a due anni l'interdizione dai pubblici uffici e il divieto a contrarre con la PA possono durare da 5 a 7 anni;
- l'interdizione a vita (Daspo) dai pubblici uffici per coloro che sono stati condannati ad oltre 2 anni di reclusione;
- l'allontanamento dai pubblici uffici anche se si ottengono la sospensione condizionale (o patteggiamento) e la riabilitazione. In quest'ultimo caso gli effetti del Daspo cessano solo dopo 12 anni dalla riabilitazione (che è comunque concessa non prima di 3 anni dall'espiazione della pena e sempre in caso di buona condotta);
- l'introduzione dell'agente sotto copertura nelle operazioni di polizia anche per i reati conto la P.A. (come previsto dalla Convenzione Onu del 2003);
- agevolazioni a chi collabora con gli inquirenti, ma solo in presenza di determinate condizioni (confessione spontanea su fatti non già oggetto d'indagine e comunque entro 6 mesi dalla commissione del reato; le informazioni rese ai magistrati devono essere davvero utili alle indagini e deve essere esclusa la premeditazione; restituzione del denaro illecitamente percepito);
- la confisca del denaro e dei beni permane anche in caso di prescrizione oltre il primo grado o in caso di amnistia;
- una sola legge per punire chi vende 'influenze', vere o inventate. Il 'millantato credito' viene assorbito dal reato di 'traffico illecito di influenze', delitto che punisce sia chi vende, sia chi acquista influenze vere e false;
- la possibilità di perseguire, senza una richiesta del Ministro della Giustizia e in assenza di una denuncia di parte, i cittadini italiani o stranieri che commettono alcuni reati contro la Pubblica Amministrazione all'estero;
- l'assoggettamento a sanzioni economiche più alte per i funzionari pubblici e i privati condannati. La somma sarà proporzionata alla gravità del reato commesso e, comunque, mai inferiore a 10.000 euro;
- l'inasprimento di pena (reclusione da 3 a 8 anni) per chi corrompe e si lascia corrompere nell'esercizio delle proprie funzioni pubbliche.

A tutela della libera concorrenza e del mercato, in caso di corruzione tra privati e istigazione alla corruzione tra privati, non sarà più necessaria la querela da parte della vittima in quanto i magistrati potranno avviare autonomamente le indagini. Inoltre anche in caso di appropriazione indebita aggravata il colpevole sarà indagato d'ufficio, senza che sia necessaria denuncia da parte della vittima.

Vi è poi una seconda parte del testo che reca nuove norme in materia di trasparenza e controllo dei partiti e movimenti politici, volte a rendere in ogni caso palese al pubblico e sempre tracciabile la provenienza di tutti i finanziamenti ai partiti politici e altresì alle associazioni e fondazioni politiche nonché ad analoghi comitati e organismi pluripersonali privati di qualsiasi natura e qualificazione.

Centrale è anche il tema del diritto fallimentare, dove continua ad essere necessaria una riforma organica dell'intera materia dell'insolvenza e delle procedure concorsuali, anche in considerazione delle ricadute economiche sul piano dell'efficienza del sistema Paese, rispetto al quale rivestono un ruolo significativo sia le percezioni degli investitori esteri, sia le valutazioni compiute dagli organismi internazionali.

Tale esigenza si armonizza con quella di assicurare linearità ad un sistema divenuto nel tempo troppo farraginoso, in modo da evitare interventi frazionati che, da un lato, determinano un accentuato scarto tra le disposizioni riformate e quelle rimaste invariate e, dall'altro lato, generano incertezze applicative. In questa prospettiva si apporteranno delle modifiche al lavoro svolto dalla Commissione Rordorf per realizzare un quadro normativo unitario, nel quale siano ben delineati i principi giuridici comuni al fenomeno dell'insolvenza.

Infine si dovrà intervenire anche per migliorare le condizioni e il funzionamento del sistema penitenziario, con l'obiettivo di realizzare un processo di riqualificazione che permetta di superare le carenze strutturali delle carceri, in coerenza con la funzione rieducativa sancita dalla Costituzione. Funzionale all'esigenza di assicurare un apprezzabile grado di sicurezza e dignitose condizioni di permanenza all'interno degli istituti detentivi è anche il tema della dotazione organica della Polizia penitenziaria. A tal fine sarà necessario un rafforzamento e un riequilibrio nella distribuzione del personale del Corpo di Polizia.

Pubblica Amministrazione

Nel recente passato si è assistito a riforme della PA che ancora oggi stentano a manifestare i propri risultati sia in termini di qualità dei servizi sia in termini di riduzione dei costi amministrativi e burocratici. Il Governo intende agire in maniera mirata nel solco di una riforma, anche digitale, della Pubblica Amministrazione che modernizzi e migliori i rapporti tra cittadino o impresa e la PA.

Il Governo intende individuare soluzioni concrete per garantire l'efficienza delle pubbliche amministrazioni, il miglioramento immediato dell'organizzazione amministrativa e l'incremento della qualità dei servizi erogati dalle stesse; a tal fine è stato predisposto un primo disegno di legge i cui contenuti sono riportati nel focus sottostante e che è da considerarsi 'collegato' alla manovra di finanza pubblica.

Per la pubblica amministrazione locale, motore dello sviluppo territoriale, è necessario operare contemporaneamente su due fronti: da una parte, ripensare le procedure di risanamento finanziario e dall'altra sbloccare il turn over e rafforzare le competenze della dirigenza locale.

Inoltre, si intende introdurre misure di semplificazione dirette a ridurre i costi per cittadini e imprese attraverso procedure amministrative telematiche

uniformi sul territorio, eliminando incertezze applicative e facilitando la fruizione dei servizi e l'attività di impresa.

Si opererà inoltre sui responsabili dei processi e sulle figure manageriali e dirigenziali che dovranno stimolare il cambiamento e promuoverlo, contribuendo a migliorare il sistema che coordinano. E' infatti necessario ripartire dalla dirigenza, rimasta esclusa dalla recente riforma del lavoro pubblico, riconoscendo il merito, favorendo la formazione continua, anche nel settore delle tecnologie digitali, stimolando il raggiungimento degli obiettivi e definendo chiaramente i criteri di valutazione della *performance*.

Questo avverrà in ogni ambito e settore della Pubblica Amministrazione e rappresenterà la chiave di valutazione dei dipendenti pubblici.

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Misure per l'efficienza della PA (D.d.L. 'Concretezza')

Il Governo ha approvato in via preliminare e presenterà al Parlamento un D.d.L. contenente misure volte a favorire l'efficienza delle pubbliche amministrazioni per prevenire il fenomeno dell'assenteismo nonché garantire assunzioni mirate in modo da favorire anche il ricambio generazionale in tempi rapidi. In particolare, si prevede quanto segue:

- l'istituzione, presso il Dipartimento della Funzione Pubblica, del 'Nucleo delle azioni concrete di miglioramento dell'efficienza amministrativa' con il compito di procedere alle rilevazioni dello stato e delle modalità di attuazione delle disposizioni in materia di funzionamento delle P.A. e dell'individuazione di eventuali misure correttive;
- l'introduzione di strumenti biometrici (impronte digitali o iride) per verificare le presenze dei lavoratori pubblici;
- l'adeguamento dei fondi destinati al trattamento economico accessorio del personale in proporzione al numero delle nuove assunzioni;
- la sostituzione dei buoni pasto erogati sulla base delle Convenzioni BP 7 e BPE 1, stipulate da Consip S.p.A. e risolte per inadempimento;
- la possibilità, per le Amministrazioni dello Stato, delle agenzie e degli enti pubblici non economici, di assumere personale a tempo indeterminato in misura pari al 100 per cento del personale cessato dal servizio nell'anno precedente, reclutando, in via prioritaria, figure professionali con elevate competenze in specifiche materie quali la digitalizzazione, la semplificazione dei processi amministrativi, la gestione dei fondi strutturali, la contrattualistica pubblica etc.;
- la possibilità, per le predette amministrazioni, di procedere, nel triennio 2019 - 2021, all'effettuazione di assunzioni, mediante scorrimento delle graduatorie ovvero tramite apposite procedure concorsuali indette in deroga alla normativa vigente in materia di mobilità del personale e senza la necessità della preventiva autorizzazione, da svolgersi secondo procedure semplificate e più celeri.

Il cambiamento della PA costituisce il presupposto e il sostegno per altre azioni di governo (si pensi alle semplificazioni per le *start up*, per l'accesso ai fondi, per i permessi alle imprese, per l'erogazione dei servizi, etc.). Gli adempimenti burocratici saranno ridotti e si privilegeranno i controlli *ex post* onde favorire l'iniziativa imprenditoriale. Nell'interazione con la PA, il cittadino potrà ricorrere maggiormente a strumenti digitali in vari ambiti quali, ad esempio, la sanità, il fisco, la previdenza, la mobilità, i servizi anagrafici.

Sostegno alle imprese

Le politiche che il Governo intende mettere in campo per il sostegno alle attività produttive incidono su una molteplicità di ambiti, che vanno dalla fiscalità alla semplificazione amministrativa, alla tutela delle imprese in crisi. A queste politiche si associano le misure dirette a rafforzare il contesto nel quale le imprese operano; tra queste il Governo intende dare priorità a: *i)* la tutela del *Made in Italy*; *ii)* la promozione dell'internazionalizzazione delle imprese italiane; *iii)* il rafforzamento del *venture capital* e del Piano 'Impresa 4.0'; *iv)* la promozione dell'innovazione tecnologica; *v)* la tutela delle PMI; *vi)* il pagamento dei debiti della Pubblica Amministrazione; *vii)* il contrasto alle violazioni delle norme e degli abusi nell'utilizzo dei fondi pubblici; *viii)* lo sviluppo delle aree sottoutilizzate; *ix)* la tutela dell'ambiente e le energie alternative.

Cosi come per altri settori, la tutela del '*Made in Italy*' passa innanzitutto per la lotta alla contraffazione e alle violazioni dei marchi e dei brevetti, così da tutelare anche le esportazioni del Paese. Le imprese esportatrici beneficeranno anche delle misure di promozione dell'internazionalizzazione, che dovranno portare ad un aumento degli esportatori stabili e del fatturato da esportazioni. Al contempo si prevedono azioni per rendere l'Italia un Paese più ospitale anche per gli investitori esteri: a tal fine il Governo agirà sulle semplificazioni amministrative per l'avvio di impresa, l'ottenimento di permessi edilizi, il trasferimento della proprietà immobiliare e il pagamento delle imposte. Altre misure riguarderanno la riduzione dei costi energetici, il commercio transfrontaliero e la risoluzione delle dispute commerciali.

La creazione di un contesto imprenditoriale migliore e più favorevole agli investimenti richiederà inoltre azioni per facilitare l'accesso al credito e la protezione degli investitori di minoranza, oltre a rendere meno costosa la gestione delle insolvenze. Un'attenzione particolare verrà posta al potenziamento degli strumenti di agevolazione degli investimenti in *venture capital*. Ciò richiederà l'impiego di una quota dei risparmi assicurativi verso PMI ad alto potenziale, anche con l'ausilio di una piattaforma pubblica che favorisca forme di aggregazione tra fondi pensione e casse di previdenza. Il Governo renderà anche più semplice l'utilizzo dei Piani Individuali di Risparmio (PIR) con destinazione delle risorse verso le *start up* e le imprese non quotate.

Nella **promozione delle *start up*** innovative un ruolo importante è svolto dal sostegno all'imprenditorialità giovanile, attraverso le semplificazioni amministrative (anche con l'uso di strumenti ICT) e la riduzione dei costi per tutta la durata dell'iscrizione della società nella sezione speciale del registro delle impese. Ciò al fine di limitare la numerosità degli adempimenti, l'incertezza e i tempi lunghi dei procedimenti amministrativi, gli eccessivi costi connessi alla gestione aziendale che rappresentano il principale freno per chi ha intenzione di avviare una attività di impresa.

Le politiche a sostegno delle aziende saranno particolarmente orientate verso le micro e piccole imprese perché minori sono le dimensioni, maggiore è la difficoltà di accesso alle informazioni e ai servizi, anche in considerazione dei costi connessi alla gestione. Occorre dedicare maggiori strumenti e migliori modalità di accesso alle misure per tutte le componenti dell'universo produttivo.

Si procederà quindi alla semplificazione normativa e amministrativa per agevolare l'accesso agli interventi agevolativi attraverso: *i)* il potenziamento degli sportelli per le imprese e dei SUAP introducendo anche attività di monitoraggio dei servizi erogati; *ii)* il potenziamento dei servizi di informazione per le imprese in merito agli incentivi e interventi di sostegno così da poter coinvolgere anche le imprese di minori dimensioni e chi risiede nelle Regioni meno industrializzate; *iii)* l'adozione di modelli unici e istruzioni standardizzate da parte della Pubblica Amministrazione; *iv)* l'adozione di linee guida semplificate per agevolare le imprese, la razionalizzazione e semplificazione degli adempimenti amministrativi in fase di avvio di impresa, l'implementazione dei servizi telematici e digitali, la semplificazione dei controlli, maggiore chiarezza e proporzionalità degli obblighi, l'eliminazione delle sovrapposizioni e infine il coordinamento e la condivisione di banche dati.

Tenuto conto del riscontro positivo del Piano 'Impresa 4.0', il Governo lavora per confermarne le misure cercando comunque di migliorarne alcuni aspetti, raccogliendo istanze anche dalle associazioni di categoria. L'innovazione tecnologica, che costituisce il pilastro del Piano, continuerà a rivestire un ruolo primario nell'agenda del Governo anche per altri fronti complementari. Innanzitutto sono indispensabili lo sviluppo e la diffusione della rete 5G e della fibra nonché della tecnologia *blockchain* destinata ad avere numerose applicazioni, dalla riconoscibilità e tracciabilità dei prodotti *Made in Italy* all'avvio della disintermediazione attraverso gli *smart contract*. La profonda semplificazione amministrativa che è alla base della strategia di sviluppo del Governo investirà diversi settori economici ed avrà un ruolo trainante per lo sviluppo delle PMI. Gli sportelli unici per l'impresa, già esistenti a livello territoriale, verranno potenziati e questo consentirà di monitorare il livello di spesa delle risorse pubbliche disponibili, soprattutto dei fondi europei.

Il Governo proseguirà a sostenere l'accesso al credito delle imprese attraverso il rafforzamento del Fondo di Garanzia delle PMI (nel 2017 sono state presentate 120.000 domande con 17,5 miliardi di investimenti) e della sezione speciale dedicata alla micro-imprenditorialità (con 4.000 domande accolte nel 2017). Inoltre, verrà istituita una Banca per gli Investimenti con garanzia esplicita dello Stato.

Le PMI beneficeranno anche della modifica della disciplina degli appalti pubblici, a cui potranno accedere più facilmente. Questo limiterà anche il fenomeno del subappalto. In particolare, verranno ridotte le possibilità di deroghe da parte delle stazioni appaltanti e verrà affermato il principio della territorialità ('appalti a chilometro zero'). I contratti sotto la soglia comunitaria verranno assegnati con una riserva di quote per le PMI, contemplando una riserva anticipata di quote appaltabili.

Le modifiche al Codice degli Appalti saranno anche orientate a rendere più efficienti i pagamenti della Pubblica Amministrazione e a facilitare l'estensione della compensazione tra crediti e debiti della PA.

Le politiche dirette a migliorare il contesto produttivo hanno effetti positivi anche sul mercato del lavoro. A tal fine il Governo intende potenziare la lotta alle false cooperative - costituite solo per sfuggire alle norme a tutela del lavoro -con l'estensione delle sanzioni penali. Un aspetto è rappresentato dal contrasto al

lavoro sommerso e irregolare, con la previsione della sanzione dell'esclusione temporanea dalla partecipazione alle gare pubbliche.

Parimenti rilevante è il contrasto al fenomeno delle delocalizzazioni. Il Governo prevede la revoca dei benefici per le imprese italiane ed estere operanti nel territorio nazionale (beneficiarie di aiuti di Stato per investimenti produttivi) che delocalizzano in Paesi esteri (sia in ambito UE che extra UE) l'attività economica specificamente incentivata, o una sua parte, e la decadenza dalla fruizione di specifici benefici (connessi ad una valutazione dell'impatto occupazionale) per le imprese che non garantiscono il mantenimento dei livelli occupazionali nei siti produttivi incentivati.

La tutela della concorrenza sarà rafforzata grazie alla nuova legge annuale in materia, che il Governo intende approvare.

Infine verranno riviste le misure di agevolazione alle aree sottoutilizzate nella misura in cui si siano rivelate poco efficaci e verranno impegnate le risorse europee assegnate dalla Programmazione comunitaria 2014-2020.

Con riferimento alla tutela dell'ambiente e alle energie alternative, il Governo promuoverà un modello di sviluppo sostenibile (la cd. 'economia circolare') attraverso la razionalizzazione e l'armonizzazione della normativa ambientale in materia di rifiuti. Il fine è quello di mantenere le risorse nel processo produttivo e di sviluppare i mercati delle materie prime secondarie. Inoltre, verrà aggiornato il sistema della responsabilità estesa del produttore, in linea con le nuove disposizioni europee, in modo da massimizzare l'efficienza del recupero dei materiali.

In merito alle fonti rinnovabili, obiettivo generale è arrivare al 2050 con un sistema energetico alimentato solo da fonti rinnovabili e sostenibili. In tale contesto, sarà varato il Piano Nazionale Integrato per l'Energia e il Clima, finalizzato a raggiungere gli obiettivi europei per il 2030. I contenuti di tale Piano saranno la mobilità sostenibile - nella forma specifica della mobilità elettrica - lo sblocco del mercato nazionale delle fonti rinnovabili e la lotta alla povertà energetica. Ai fini della tutela dell'ambiente e del perseguimento della sostenibilità energetica, sarà prevista, inoltre, la proroga della detrazione per interventi di riqualificazione energetica degli edifici. Per maggiori dettagli si rimanda al paragrafo sulle politiche ambientali.

Innovazione e produttività

È di vitale importanza per il Paese investire sull'innovazione e sulla tecnologia, per recuperare un gap consistente sul digitale, sull'offerta di servizi, sulla penetrazione della banda larga - seppure con differenze territoriali - e sulle competenze digitali. Il settore pubblico deve avere un ruolo trainante nel trasformare il nostro Paese in una *Smart Nation*, ma è necessario che le politiche pubbliche in questo ambito siano tra loro pienamente integrate e coordinate: a tal fine il Governo intende promuovere la creazione, all'interno di ogni Ministero, di un avamposto digitale che sovraintenda alle iniziative digitali dei singoli Ministeri e si coordini con le altre Amministrazioni in una strategia di sviluppo unitaria.

In questa prospettiva è essenziale lavorare inserendosi nel programma 'Europa Digitale', con il quale la Commissione Europea intende investire 9,2 miliardi per lo sviluppo di settori chiave per l'innovazione (Supercomputer,

Intelligenza Artificiale, Cybersicurezza, competenze digitali, trasformazione digitale della P.A.). In questo ambito, un settore di particolare interesse è quello della tecnologia *blockchain*, sempre più centrale nello sviluppo del digitale, tanto a livello di iniziativa privata quanto nel settore pubblico. Essa sta attirando investimenti significativi a livello globale e proponendo questioni regolatorie particolarmente rilevanti. Il Governo intende promuovere una strategia nazionale sulla tecnologia *blockchain* e tal fine sarà avviato un gruppo di lavoro dedicato, coinvolgendo tutti gli attori dell'ecosistema, dalle istituzioni ai centri di ricerca, dalle Università fino alle *start up*. A livello europeo, il Governo sta attivando le procedure formali per aderire alla *partnership* europea sulla tecnologia *blockchain*, grazie alla quale sarà migliorata la cooperazione tra i Paesi, favorendo lo scambio di esperienze e conoscenze tecniche e regolatorie. Si tratta di un passo cruciale per permettere alle aziende italiane del settore di accedere a programmi di finanziamento europei.

In linea con le priorità europee, Il Governo si propone inoltre di aumentare gli investimenti pubblici e privati nell'intelligenza artificiale e nelle tecnologie strettamente connesse, anche attraverso la definizione di una apposita Strategia nazionale e di gruppi di lavoro. A tale proposito il Ministero dello Sviluppo Economico ha pubblicato una *call for experts* per la definizione della Strategia nazionale sull'intelligenza artificiale.

Tra le politiche legate all'innovazione un ruolo trainante è svolto dalla Strategia nazionale per Banda Ultra Larga, essenziale per lo sviluppo sociale ed economico del Paese. L'obiettivo della Strategia è quello di: garantire entro il 2020 la copertura con reti ultraveloci oltre i 100 Mbps ad almeno l'85 per cento della popolazione italiana; estendere la copertura ad almeno 30 Mbps alla totalità della popolazione italiana e la copertura oltre i 100 Mbps a tutte le sedi/edifici pubblici, poli industriali, aree di interesse economico e concentrazione demografica, nonché alle principali località turistiche e agli snodi logistici.

Negli ultimi anni gli attori pubblici interessanti e gli operatori del settore hanno contribuito alla realizzazione degli obiettivi prefissati. Nei prossimi anni tali risultati andranno rafforzati, anche semplificando la *governance* del settore, attualmente dispersa tra una molteplicità di soggetti. Il miglioramento della *governance* ridurrebbe le problematiche legate allo stanziamento e all'utilizzo integrale delle risorse disponibili andando a incidere sull'unitarietà e sulla velocità nell'attuazione della Strategia Nazionale.

Il Governo intende inoltre superare il problema dei ritardi nella infrastrutturazione determinati dal mancato rilascio delle autorizzazioni, favorendo il dialogo tra i diversi livelli istituzionali coinvolti ed assicurando forme più incisive di controllo dello stato di avanzamento delle opere realizzate.

Un'ulteriore attività, fondamentale per la realizzazione della Strategia Nazionale, riguarda infine la definizione della seconda parte del Piano Nazionale Banda Ultra larga con l'intervento nelle aree grigie. A tale riguardo è necessario

impegnare i fondi previsti nella delibera CIPE[6], previa ripresa del dialogo in materia con la Commissione Europea.

Il Governo è impegnato nello sviluppo del 5G attraverso la sperimentazione, l'adozione ed il rilascio di nuovi servizi e, in prospettiva, l'introduzione di piattaforme digitali di nuova generazione. A tal fine la procedura di gara per l'assegnazione delle frequenze è stata avviata e, alla luce della segnalazione trasmessa dall'Autorità di settore, verrà istituito un tavolo di coordinamento tra tutti i soggetti interessati al fine di assicurare che il percorso di trasformazione del sistema radiotelevisivo e il trasferimento delle frequenze nella banda 700 MHz avvenga senza ritardi rispetto alle scadenze stabilite, assicurando gli obiettivi di bilancio e le legittime esigenze di tutti gli attori coinvolti.

In seguito si provvederà a migliorare l'allocazione e l'utilizzo dello spettro, anche al fine di reperire ulteriori risorse finanziarie per il bilancio pubblico.

Per stimolare la domanda di servizi digitali verrà dato ulteriore impulso al piano WiFi.Italia.IT, avviando la seconda fase del progetto che prevede il rinnovo dell'APP dedicata, la creazione di un software ad hoc per i portatili ed il lancio dei bandi per i Comuni per l'installazione degli *hotspot* prestando una particolare attenzione, alla luce delle risorse disponibili, alle aree terremotate e ai Comuni sotto i 2000 abitanti.

Occorre potenziare l'integrazione tra rete fisica e 5G, concentrando l'attenzione non solo sulla domanda domestica e i centri urbani, ma rafforzando la capacità di fornire connettività nelle aree del Paese dove più forte è la presenza di imprese e la vocazione a programmi di ricerca e sviluppo.

Per favorire la fibra si punta all'incentivazione e all'utilizzo di servizi e prodotti da parte di aziende e privati, anche attraverso nuovi modelli di sperimentazione e partenariato a 'zero burocrazia per l'innovazione' in specifiche aree del Paese (aree sulle quale misurarsi anche in termini di profili su Aiuti di Stato e su vincoli/opportunità per le imprese che accedano alle risorse).

Sono allo studio disposizioni che considerano l'Italia come un Paese in cui si possano trasformare le esigenze del settore pubblico in un volano di politica industriale, stimolando strumenti per il *procurement* e il partenariato pubblico-privato.

Per rafforzare la capacità dei cittadini di rispondere alla sfida della nuova rivoluzione industriale si intende favorire, anche attraverso un'azione concordata con gli altri Ministeri competenti e le Regioni, lo sviluppo di competenze distintive per lavoratori e consumatori in materia di innovazione. Per far questo è necessario anche orientare le risorse del Fondo Sociale Europeo (FSE) e dei fondi professionali verso una grande operazione-Paese di adeguamento e anticipazione dei *trend* tecnologici.

[6] Delibera CIPE 7 agosto 2017, n. 71 che ha completato la dotazione delle risorse per il piano Banda Ultra Larga, assegnando al Mise gli ulteriori 1,3 miliardi del Fondo Sviluppo e Coesione (FSC) già individuati nella delibera CIPE 65 del 2015 per raggiungere tutti gli obiettivi della Strategia BUL.

Settore bancario

Il Governo si è posto come obiettivo primario quello di rendere pienamente effettivo il principio costituzionale della tutela del risparmio. Le misure che verranno introdotte nel corso della legislatura si ispireranno dunque a tale finalità. [7]

L'Italia contribuirà fattivamente alla discussione in corso a livello europeo sul completamento dell'Unione bancaria e dell'Unione del mercato dei capitali, per rafforzare l'UEM rivedendo nel contempo alcune delle modalità stabilite negli anni passati. A tal fine cercherà di stemperare gli elementi di rigidità nella riduzione e condivisione dei rischi, conciliando la necessità di evitare l'azzardo morale connesso all'aspettative di *bail-out* con i rischi per la stabilità finanziaria.

A livello nazionale è necessario proseguire con l'azione di rafforzamento del sistema e di riduzione dei crediti deteriorati intrapresa dal sistema bancario italiano. Nell'anno in corso è continuato il progressivo miglioramento della qualità del credito bancario. Nel primo trimestre del 2018 l'incidenza dei crediti deteriorati sul totale dei finanziamenti ha continuato a diminuire, al netto delle rettifiche di valore, attestandosi al 5,1 per cento (da 5,9 per cento alla fine del 2017)[8]. E' necessario consolidare e rafforzare i miglioramenti sinora conseguiti. Si valuterà la possibilità di introdurre una nuova normativa relativa alle GACS (quella vigente verrà a scadenza nel marzo 2019), verificando anche la fattibilità tecnica dell'estensione alle cartolarizzazioni dei crediti classificati come inadempienze probabili. L'interlocuzione con la Commissione Europea inizierà nell'ultimo trimestre 2018, al fine di concordare le caratteristiche del meccanismo, per evitare la qualificazione come misura di aiuto di stato. Si procederà inoltre al completamento della riforma delle cooperative e banche popolari.

Infine il Governo intende dedicare un'attenzione specifica all'utilizzo delle nuove tecnologie (cd. Fintech). Si tratta di settori nei quali i progressi richiedono cooperazione internazionale, per cui sarà assicurata una partecipazione attiva ai lavori dell'Unione Europea e degli organismi internazionali competenti per il miglioramento continuo degli standard internazionali in materia finanziaria.

Lavoro e *welfare*

Il Governo è fortemente impegnato in una azione di miglioramento dell'inclusione sociale, lotta al precariato, incentivazione del lavoro giovanile e femminile. A tal fine, per realizzare i predetti obiettivi è necessario rivedere il sistema pensionistico in modo da garantire il superamento degli squilibri dell'attuale sistema previdenziale per agevolare il ricambio generazionale e consentire ai giovani di poter avere accesso al mercato del lavoro.

[7] Un primo intervento in tal senso è stato già realizzato con il decreto legge 25 luglio 2018 n. 91, convertito con modificazioni con legge 21 settembre 2018, n. 108, che ha avviato il processo di rimborso a favore dei risparmiatori, fino ad ora esclusi, delle banche aventi sede legale in Italia sottoposte ad azione di risoluzione ai sensi del decreto legislativo 16 novembre 2015, n. 180, o comunque poste in liquidazione coatta amministrativa, dopo il 16 novembre 2015 e prima della data del 1 gennaio 2018.

[8] Banca d'Italia, Bollettino Economico n. 3/2018.

Tale priorità sarà realizzata attraverso l'individuazione della cosiddetta "Quota 100" come somma dell'età anagrafica (62 anni) e contributiva (minimo 38 anni) quale requisito per accedere alle misure previdenziali.

Solo attuando tale ricambio generazionale si raggiungerà anche il fondamentale obiettivo di immettere nuove risorse nel mercato del lavoro che, unitamente al progresso tecnologico, potranno efficientare l'attività sia nel comparto pubblico che in quello privato.

Peraltro, il raggiungimento di tale obiettivo, offrendo prospettive di occupazione stabile ai giovani, è uno strumento di contrasto al fenomeno della bassa natalità in Italia che, se non risolta, comporterà problematiche alla sostenibilità del sistema pensionistico in futuro.

Altro strumento necessario per accompagnare gli inoccupati nel mondo del lavoro è quello del reddito di cittadinanza.

L'introduzione del Reddito di Cittadinanza ha un duplice scopo: *i)* sostenere il reddito di chi si trova al di sotto della soglia di povertà relativa (pari a 780 euro mensili); *ii)* fornire un incentivo a rientrare nel mercato del lavoro, attraverso la previsione di un percorso formativo vincolante, e dell'obbligo di accettare almeno una delle prime tre proposte di lavoro eque e non lontane dal luogo di residenza del lavoratore.

L'attuazione efficace dell'obbligo formativo e della effettiva partecipazione al mercato del lavoro richiede il rafforzamento qualitativo e quantitativo dei centri per l'impiego, tenendo anche conto della necessità di coordinarsi con il livello di governo regionale. Due sono gli aspetti più rilevanti che si dovranno definire: *i)* individuare le competenze da formare, funzionali allo sviluppo delle diverse Regioni; *ii)* definire un sistema di tracciabilità dei fondi destinati alla ristrutturazione dei centri per l'impiego.

La ristrutturazione dei centri per l'impiego dovrà puntare a rendere omogenee le prestazioni fornite, e realizzare una rete capillare in tutto il territorio nazionale. Il Governo intende attuare un piano di assunzioni di personale qualificato, in aggiunta a quanto già definito nella Legge di Bilancio per il 2018. Sarà inoltre dedicata particolare attenzione alla realizzazione del Sistema Informativo Unitario e allo sviluppo di servizi avanzati per le imprese, in grado di facilitare l'attività di ricollocazione dei disoccupati. Infine, sarà necessario assicurare un adeguamento dei locali anche dal punto di vista strutturale, rendendo i centri per l'impiego un luogo in cui il lavoratore può trovare da subito un aiuto e condizioni adattate agli urgenti bisogni derivanti dalla perdita del posto di lavoro.

In sintesi con il Reddito di Cittadinanza, il Governo introduce la Cittadinanza digitale che apre le porte all'innovazione per il singolo cittadino e per il sistema Paese. Il Reddito di Cittadinanza opererà in via completamente digitale, riducendo tempi costi e possibilità di frodi. Nel contempo verrà attuata la piena interoperabilità delle banche dati a disposizione dello Stato e dei Centri per l'Impiego, consentendo l'incontro in tempo reale della domanda e dell'offerta di lavoro.

Le misure introdotte con il Decreto Dignità recentemente approvato dal Parlamento puntano a scoraggiare l'utilizzo di talune tipologie contrattuali, che nel corso degli ultimi anni hanno condotto a un'eccessiva e allarmante precarizzazione del mercato del lavoro.

Al contempo, il Decreto intende affrontare il tema delle delocalizzazioni, assicurando che le aziende destinatarie di incentivi e aiuti restituiscano quanto ricevuto nel caso di trasferimento degli stabilimenti.

Per contrastare il precariato si procederà anche all'estensione dell'equo compenso[9], e verrà estesa l'applicazione della normativa in vigore sul lavoro accessorio, al fine di regolamentare questo tipo di rapporto di lavoro (come baby-sitter e il lavoro agricolo stagionale non inquadrabile in nessun contratto di lavoro) prevedendo la tutela della dignità del lavoratore.

FOCUS

La tutela dell'occupazione in base al D.L. n. 87/2018 (*Decreto Dignità*)

A giugno 2018 è stato emanato il D.L. n. 87/2018 (*Decreto Dignità*) al fine di *a*) **stabilizzare i lavoratori e contrastare la precarietà**, *b*) **salvaguardare i livelli occupazionali** e *c*) **potenziare i Centri per l'Impiego**. Esso è stato convertito con modificazioni dalla Legge n. 96 del 9 agosto 2018.

Con riferimento alla **tutela dei lavoratori contro la precarietà** (cfr. punto *a*), è stata modificata la disciplina del contratto a tempo determinato con riferimento alla durata, ai limiti ed ai presupposti per i rinnovi e le proroghe, alla forma del contratto e al termine di decadenza per l'impugnazione del contratto stesso. In particolare, la nuova normativa prevede quanto segue:

- si riduce la durata massima del contratto di lavoro a tempo determinato senza causali, attualmente pari a 36 mesi, prevedendo un limite di 12 mesi[10];
- si delimitano alcune ipotesi[11] in cui il contratto può avere una durata superiore, in un limite massimo di 24 mesi. Tali ipotesi, che non si applicano al lavoro stagionale, sono costituite da: *i*) esigenze temporanee e oggettive dell'impresa estranee all'attività ordinaria; *ii*) necessità di sostituire altri lavoratori; ed *iii*) incrementi temporanei, significativi e non programmabili, dell'attività ordinaria;
- La sanzione per la violazione della causa e dei limiti massimi di durata è costituita dalla conversione in un contratto a tempo indeterminato;
- Il numero massimo di proroghe possibili per il contratto di lavoro a tempo determinato si riduce da 5 a 4; tale limite non si applica alle *i*) *start up* innovative (per il periodo di 4 anni), *ii*) alle attività stagionali ed *iii*) alle ipotesi individuate dai contratti collettivi;
- Per ogni rinnovo[12] del contratto a termine è previsto un contributo addizionale, a carico del datore di lavoro, di 0,5 punti percentuali, che si aggiunge all' 1,4 già previsto. Tale incremento non si applica a: *i*) Pubblica Amministrazione; *ii*) lavoro domestico; *iii*) lavoratori assunti a termine in sostituzione di lavoratori assenti; *iv*) attività stagionali; *v*) rapporti di apprendistato;
- Il contributo addizionale di cui sopra viene restituito in caso di trasformazione del contratto a tempo indeterminato;
- Il limite quantitativo del numero dei contratti a tempo determinato che un'azienda può stipulare viene portato al 30 per cento, cumulativamente con le somministrazioni a tempo determinato, dei dipendenti a tempo indeterminato, che risultano assunti al 1° gennaio dell'anno di stipulazione dei contratti.
- Alcuni limiti vengono anche posti ai contratti di somministrazione a tempo determinato. Per questi ultimi vale la medesima disciplina del contratto a tempo determinato, salvo che per le pause obbligatorie tra un contratto a termine ed il successivo, tra lo stesso datore e

[9] Introdotto con l'art. 19-quaterdecies del D.L. n. 148/2017 (Decreto fiscale).
[10] Tali limiti si applicano anche in caso di proroghe o rinnovi dei contratti a termine.
[11] La sussistenza di tali ipotesi è necessaria solo per i rinnovi e non per le proroghe.
[12] Si sottolinea che l'incremento si applica solo in caso di rinnovo e non di proroga. Il rinnovo infatti potrebbe essere stipulato anche senza soluzione di continuità con il precedente contratto.

lavoratore, e il rispetto del criterio di precedenza[13]. Anche in questo caso deve sussistere la causalità e vale il limite quantitativo del 30 per cento del personale a tempo indeterminato[14], cumulativamente con i contratti a tempo determinato, nel rapporto tra il lavoratore somministrato e l'impresa utilizzatrice. Inoltre, viene applicata una sanzione amministrativa nel caso di somministrazione posta in essere per eludere norme inderogabili di legge o dei CCNL (cd. 'somministrazione fraudolenta').

La nuova normativa sulla causa, sulla durata complessiva e sul numero dei rinnovi dei contratti a termine e delle somministrazioni a tempo determinato si applicherà ai rapporti di lavoro stipulati, prorogati o rinnovati a partire da novembre 2019. Inoltre, è prevista anche l'esclusione dei rapporto di lavoro a tempo determinato con la Pubblica Amministrazione.

Viene anche modificata la disciplina delle prestazioni occasionali[15], al fine di favorire quei settori caratterizzati da forte irregolarità o stagionalità e recuperare parzialmente il sommerso. Ferma restando la piattaforma INPS su cui registrare i rapporti di lavoro occasionale, la platea dei datori di lavoro che possono accedervi è stata estesa alle aziende alberghiere ed alle strutture ricettive turistiche fino a 8 dipendenti a tempo indeterminato, con riferimento alle prestazioni occasionali rese da: *i)* pensionati; *ii)* giovani studenti fino a 25 anni; *iii)* disoccupati e percettori di prestazioni integrative di sostegno al reddito[16]. Inoltre, la durata massima della singola prestazione per la quale si può beneficiare del rapporto di lavoro occasionale passa da 3 a 10 giorni.

Oltre a prevedere misure di disincentivo ai contratti a termine, il decreto introduce anche incentivi all'occupazione giovanile attraverso una riduzione del 50 per cento dei contributi previdenziali a carico del datore di lavoro privato. Lo sgravio si applica alle assunzioni con contratto di lavoro dipendente a tempo indeterminato (a tutele crescenti), effettuate nel biennio 2019-2020, di lavoratori *under* 35 che non abbiano avuto (neanche con altri datori) precedenti rapporti di lavoro a tempo indeterminato. La riduzione è applicata su base mensile, per un periodo massimo di 36 mesi nella misura massima di 3.000 euro su base annua. L'esonero contributivo previsto nel 'Decreto Dignità' non esclude, a differenza del passato, il lavoro domestico.

Con la nuova normativa si modificano anche i limiti dell'indennità dovuta al lavoratore[17] in caso di licenziamento illegittimo (senza giustificato motivo o giusta causa). I limiti minimi e massimi di tale indennità, finora pari rispettivamente a 4 e 24 mensilità (o 3 e 6 nel caso in cui il datore di lavoro non raggiunga determinati limiti dimensionali), vengono elevati rispettivamente a 6 e 36 mensilità (essi rimangono invariati per il datore di lavoro non raggiunga determinati limiti dimensionali). Nel caso di conciliazione tra il datore di lavoro ed il lavoratore, il limite inferiore e superiore dell'indennità di licenziamento passa rispettivamente da 2 e 18 mensilità a 3 e 27.

[13] Si tratta di una clausola, in base a cui il lavoratore, che ha prestato la sua attività con uno o più contratti a tempo determinato presso un'azienda per più di sei mesi, ha un diritto di precedenza nelle assunzioni a tempo indeterminato effettuate dalla stessa azienda entro i successivi 12 mesi successivi con riferimento alle mansioni già espletate in esecuzione dei rapporti a termine.

[14] Salvo che per i lavoratori in mobilità, i disoccupati che percepiscono l'indennità di disoccupazione non agricola e gli ammortizzatori sociali da oltre 6 mesi, nonché i lavoratori svantaggiati o molto svantaggiati.

[15] Contenuta nell'art. 54-bis del D.L. n. 50/2017.

[16] In precedenza i datori che potevano ricorre a questa forma contrattuale erano solo: *i)* le famiglie per i piccoli lavori domestici, l'assistenza domiciliare ai bambini e alle persone anziane, ammalate o con disabilità e l'insegnamento privato supplementare; *ii)* le imprese fino a 5 dipendenti a tempo indeterminato; *iii)* le imprese del settore agricolo per le prestazioni rese dai pensionati, dai giovani studenti fino a 25 anni, dai disoccupati e dai percettori di prestazioni integrative di sostegno al reddito.

[17] La misura si applica a i lavoratori del settore privato (aventi la qualifica di operai o impiegati o quadri) assunti a tempo indeterminato (dal datore di lavoro in questione) successivamente al 6 marzo 2015.

Con riferimento alla salvaguardia dei livelli occupazionali nelle imprese, il decreto contiene misure per il contrasto alla delocalizzazione delle attività produttive[18], stabilendo dei limiti allo spostamento di tali attività in altri Paesi.

In particolare, con la nuova normativa si dispone che le imprese - italiane ed estere - operanti nel territorio italiano che, avendo beneficiato di aiuti di Stato che prevedano una valutazione dell'impatto occupazionale, abbiano ridotto l'occupazione del 50 per cento od oltre nei 5 anni successivi alla data di completamento dell'investimento agevolato, decadono totalmente dalla fruizione degli specifici benefici. Nel caso di riduzioni dell'occupazione comprese tra il 10 e il 50 per cento è prevista, invece, la riduzione proporzionale dei benefici. Questa disciplina non trova applicazione per le imprese che abbiano ridotto il personale per giustificato motivo oggettivo.

In ogni caso, il beneficiario di contributi pubblici per investimenti produttivi - indipendentemente dalla riduzione dei livelli occupazionali - decade dal diritto se l'attività produttiva viene delocalizzata in Stati non appartenenti allo Spazio Economico Europeo entro 5 anni dalla conclusione dell'iniziativa agevolata. Stessa sanzione si applica alle delocalizzazioni di attività produttive, anche a livello nazionale od europeo, che hanno beneficiato di contributi ad investimenti specificamente localizzati. In tutte e tre le ipotesi prima delineate il beneficiario deve restituire il beneficio ricevuto, maggiorato degli interessi legali aumentati di 5 punti e di una sanzione amministrativa compresa tra 2 e 4 volte il beneficio ricevuto[19].

Con riferimento alle politiche passive del lavoro (cfr. punto c), si persegue il miglioramento della *performance* dei Centri per l'Impiego e dispone l'obbligo per le Regioni - per il triennio 2019-2021 - di destinare una quota delle assunzioni al rafforzamento degli organici dei Centri per l'impiego, al fine di garantirne la piena operatività. In tale contesto, si ricorda che la legge di bilancio per il 2018 aveva stanziato 235 milioni (a decorrere dal 2018) per finanziare il trasferimento dalle Province alle Regioni del personale di detti centri.

Un'attenzione particolare sarà rivolta alle donne, caratterizzate da una carriera discontinua. Si introdurranno anche misure per integrare le pensioni esistenti al valore della soglia di povertà relativa (di 780 euro mensili). Una parte delle risorse destinate alla realizzazione delle misure verrà dal sistema previdenziale secondo logiche e principi che tengano conto di condizioni di equità e solidarietà.

La tutela e l'incentivo al lavoro femminile andrà di pari passo con l'obiettivo del Governo di rendere il lavoro a tempo indeterminato più conveniente rispetto ad altre forme di lavoro. Inoltre, si opererà sul fronte degli incentivi alla genitorialità, con una valutazione degli strumenti in vigore ed una rivisitazione di quelli non pienamente efficaci. In particolare, verrà favorita la costituzione di una rete di centri dedicati (per esempio, asili nido e centri estivi) ed introdotta una politica fiscale che favorisca le famiglie con figli. Per sostenere l'occupazione dei giovani, è previsto lo sblocco del *turnover* nella Pubblica Amministrazione secondo

[18] Per delocalizzazione si intende il trasferimento dell'attività economica (in tutto o in parte) relativa al sito produttivo incentivato in altro sito da parte dell'impresa beneficiaria o impresa controllata/collegata.

[19] La decadenza si applica anche alla cessione all'estero dei beni ammortizzabili beneficiari dell'iper-ammortamento nel periodo di fruizione delle agevolazioni fiscali. In ogni caso non sono penalizzate le imprese che utilizzano temporaneamente i beni agevolati fuori dal territorio nazionale nel caso in cui essi per loro stessa natura sono destinati all'utilizzo in più sedi produttive. Il beneficiario dovrà aumentare la base imponibile per rimborsare le imposte non versate per via del maggiore ammortamento. Un'ultima ipotesi riguarda la decadenza dal credito di imposta per le attività di ricerca e sviluppo, previsto dal D.L. n. 145 del 2013, per i costi di acquisto - anche in licenza d'uso - di beni immateriali connessi ad operazioni infragruppo.

principi meritocratici. Per quanto concerne il costo del lavoro saranno attuate nuove misure per una sua complessiva riduzione, incentivando così sia l'assunzione di nuovi lavoratori, sia favorendo le imprese che opteranno per l'utilizzo di contratti stabili per una maggiore possibilità di produzione.

Infine, un'azione riguarderà anche il miglioramento della sicurezza sui luoghi di lavoro, rispetto alla quale il Governo opererà per modificare il Testo Unico sulla Sicurezza, prevedendo adempimenti semplificati per le PMI ed aumentando le risorse da destinare al personale addetto ai controlli e alla verifica della corretta applicazione delle normative in materia.

Istruzione e ricerca

Nel settore scolastico si intende sviluppare percorsi di cittadinanza attiva fin dal primo ciclo di istruzione, anche in sinergia con le associazioni e altre realtà territoriali[20]. Con particolare riguardo agli strumenti per una educazione inclusiva e di qualità per tutti, sono allo studio diverse misure per garantire le prestazioni e i servizi necessari per raggiungere la piena inclusione scolastica e assicurare il diritto allo studio agli studenti diversamente abili o con bisogni educativi speciali.

Oltre a ciò, si migliorerà la formazione iniziale dei docenti di sostegno, definendo degli indicatori per misurare la qualità dei processi di inclusione in ogni scuola anche al fine di ottimizzare le risorse e ridurre le disparità regionali, nell'ottica dell'armonizzazione del servizio su tutto il territorio nazionale.

Il Governo proseguirà gli sforzi diretti a limitare l'abbandono scolastico, incentivando gli studenti a proseguire gli studi, fino all'ottenimento di un titolo di scuola secondaria di secondo grado. Saranno utilizzati nuovi strumenti per l'aggiornamento continuo e la valorizzazione professionale del corpo docente, attraverso la revisione del sistema di reclutamento e affrontando il problema dei trasferimenti, che limita un'adeguata continuità didattica. Sarà inoltre valorizzato il ruolo del personale amministrativo tecnico e ausiliario (ATA) anche attraverso la formazione in servizio del personale di segreteria.

Sono state introdotte alcune modifiche alla precedente Legge di riforma della scuola[21], in particolare, al nuovo esame di Stato al termine del secondo ciclo di istruzione[22]. In base al decreto recentemente approvato[23] è stato differito di un anno l'obbligo, ai fini dell'ammissione all'Esame di Stato, dello svolgimento della prova nazionale Invalsi; con lo stesso decreto è stata differita di un anno l'obbligatorietà - ai fini dell'ammissione all'esame di Stato - dello svolgimento del monte ore di alternanza scuola-lavoro previsto.

Per quanto attiene alle modalità di accesso alla professione di docente, sono in corso di completamento le procedure previste dal decreto attuativo della riforma[24], ferma restando la volontà di pervenire ad una disciplina più organica in

[20] In base a quanto previsto nel PNR presentato ad aprile 2018, in relazione alle tematiche dell'educazione, del rafforzamento delle competenze e *skills mismatch*, oltre che dalla 'Relazione Paese' della Commissione Europea.

[21] L. n. 107/2015 c.d. La Buona Scuola.

[22] Come definito dal D.lgs. 13 aprile 2017 n. 62.

[23] D.L. 25 luglio 2018, n. 91, cvt. con L. 21 settembre 2018, n. 108.

[24] In particolare dall'art. 17 del D.lgs. 13 aprile 2017, n. 59.

materia. È stato inoltre eliminato[25] il termine massimo complessivo di durata previsto per i contratti a tempo determinato del personale della scuola, per la copertura di posti vacanti e disponibili.

Con riferimento all'inclusione degli alunni con disabilità - e in considerazione della centralità nel sistema di istruzione nazionale dei principi di inclusione scolastica - è stato costituito un gruppo di lavoro per l'accompagnamento delle misure attuative previste nella normativa in vigore[26]. Tale approccio è finalizzato a consentire la piena integrazione delle alunne e degli alunni con disabilità, sulla base dei propri bisogni individuali e nell'ottica dell'autonomia, della partecipazione sociale e del miglioramento delle *performance*.

Per quanto concerne l'**alternanza scuola-lavoro**, oltre al già citato differimento dello svolgimento da parte degli studenti del monte ore di alternanza - quale requisito di ammissione agli esami di Stato - si interverrà su tale istituto al fine di rendere i percorsi il più possibile orientativi e di qualità, rispondenti a standard di sicurezza elevati e coerenti con il percorso di apprendimento dello studente interessato, anche relativamente al territorio di riferimento. In tal senso il monte ore globale verrà ridefinito in base al percorso scolastico.

Si intende tenere conto del ruolo strategico che l'apprendimento orientato al lavoro ha assunto nelle indicazioni europee in materia di istruzione e formazione, nell'ambito degli obiettivi di Europa 2020 anche al fine di un incremento dell'occupabilità dei giovani mediante più alti standard di formazione.

Tale modifiche tengono conto del fatto che le opportunità di collocamento professionale, nonché la connessa capacità di assumere un ruolo attivo nel lavoro, nella vita sociale, e nel proprio contesto sociale dipende non solo da competenze strettamente tecniche ma anche, in ugual misura, dall'acquisizione di abilità e competenze trasversali (*soft skills* o *character skill*). In quest'ottica si ritiene quindi necessaria una ridefinizione dei documenti tecnici di accompagnamento all'attuazione delle attività di alternanza scuola-lavoro secondo l'orientamento della valorizzazione delle competenze trasversali.

Ai fini dell'**ampliamento dell'offerta formativa** saranno intraprese misure per assicurare il reclutamento dei docenti con titoli idonei all'insegnamento della lingua inglese, della musica e dell'educazione motoria nella scuola primaria anche utilizzando, nell'ambito delle risorse di organico disponibili, docenti abilitati all'insegnamento per la scuola primaria in possesso di competenze certificate. Saranno dunque oggetto di valutazione nuove classi di concorso e i requisiti per accedere all'insegnamento di dette discipline nella scuola primaria. Occorre inoltre rivedere la disciplina (risalente al 1958) relativa all'organizzazione delle attività sportive scolastiche.

Altre azioni riguardano il **sistema integrato di educazione ed istruzione.** La precocità d'ingresso nel sistema di istruzione è riconosciuta come misura capace

[25] D.L. n. 91/2018, art. 4-bis. A tal fine, è abrogato l'art. 1, co. 131, della L. n. 107/2015, che aveva stabilito il divieto, a decorrere dal 1° settembre 2016, per i contratti di lavoro a tempo determinato stipulati con il personale docente, educativo, amministrativo, tecnico e ausiliario (ATA), per la copertura di posti vacanti e disponibili presso le istituzioni scolastiche ed educative statali, di superare la durata complessiva di 36 mesi, anche non continuativi.

[26] D.lgs. 13 aprile 2017, n. 66.

di accrescere il successo formativo nel corso della vita: in tal senso è necessario potenziare il segmento 0-6 anni. Va quindi integrata l'attuale normativa[27] prestando maggiore considerazione alle esigenze di educazione prescolare, in particolare nelle Regioni che ad oggi presentano un accesso ai servizi educativi per l'infanzia inferiore alla media nazionale. In questo senso si conferma il valore delle 'sezioni primavera', mentre occorre introdurre, nell'ambito delle risorse a legislazione vigente, una misura di perequazione che incrementi il Fondo nazionale relativo al sistema integrato.

La **lotta alla dispersione scolastica**, obiettivo fondamentale del Paese nel quadro europeo, passa anche per un incremento delle opportunità formative sul territorio. In questo senso sono state avviate, per il tramite dei Fondi Europei, una serie di misure per il potenziamento delle competenze di base e per la lotta alla dispersione anche attraverso offerte formative in spazi e tempi ulteriori rispetto alle ordinarie attività didattiche. A tal fine potrà essere incentivato e promosso, ove ne ricorrano effettivamente le condizioni, il **tempo pieno** e prolungato nella scuola del primo ciclo.

Nel corso del 2018 è stata data attuazione al **Piano Nazionale Scuola Digitale** in base alle tempistiche programmate. In considerazione di una necessaria revisione delle modalità di disseminazione delle metodologie didattiche è prevista l'attivazione di *équipe* a supporto delle istituzioni scolastiche nell'ambito delle risorse previste a legislazione vigente.

Tra le misure per la **sicurezza degli edifici scolastici**, il MIUR, in collaborazione con l'Agenzia Spaziale Italiana e il Consiglio Nazionale delle Ricerche, ha avviato una mappatura satellitare degli edifici scolastici per poter verificare eventuali spostamenti degli stessi al fine di avviare tempestivamente i controlli. Sul portale del Ministero sono attualmente disponibili in chiaro tutti i dati presenti nell'anagrafe dell'edilizia scolastica.

Per quanto attiene al personale della scuola verranno riviste le modalità di **reclutamento dei docenti** di tutti gli ordini e i gradi scuola rendendo più snella e agevole la procedura e saranno attivati percorsi specifici sul sostegno. Sarà anche pubblicato un concorso per il reclutamento dei Direttori dei Servizi Generali e amministrativi (DSGA), mentre verrà rivisto il modello del corso concorso per il reclutamento[28]. In particolare, verrà scorporato il corso di formazione, si assumeranno in servizio i vincitori di concorso alla fine delle prove orali, previa pubblicazione delle graduatorie di merito, e sarà attivato un corso di formazione in servizio. Sarà così possibile coprire i posti vacanti e disponibili da settembre 2019. In ambito di collaboratori scolastici si studieranno misure per la loro stabilizzazione funzionale all'internalizzazione di alcuni servizi.

Infine, è stato siglato il provvedimento di ripartizione dei fondi che consente di erogare complessivamente circa 23 milioni per l'ampliamento dei percorsi formativi degli **Istituti Tecnici Superiori** (ITS) per l'anno 2018/2019. Gli ITS sono una realtà su cui il Governo intende puntare in maniera decisa, avendo dimostrato chiaramente la loro efficacia nell'assicurare uno sbocco lavorativo ai propri diplomati. Verranno incentivati nuovi percorsi di Istruzione Tecnica Superiore in

[27] D.lgs. 13 aprile 2017, n. 65.
[28] Bando Direttoriale 23 novembre 2017.

sinergia con le scuole superiori tecniche e professionali, il mondo del lavoro, le imprese, le micro realtà locali, le università, le filiere produttive. La creazione di nuovi ITS sul territorio nazionale permetterà un raccordo mirato al mondo del lavoro e darà nuovo impulso alla ricerca.

Nel **settore universitario** sono allo studio misure per agevolare l'accesso alla *no tax area* al fine di ampliare la platea di studenti beneficiari dell'esenzione. È prevista, inoltre, la stabilizzazione da parte delle Regioni del Fondo integrativo statale per la concessione di borse di studio per gli studenti meritevoli, ma privi di mezzi e la semplificazione delle procedure amministrative necessarie all'erogazione delle borse di studio. Si procederà, infine, alla revisione del sistema di accesso ai corsi a numero programmato, attraverso l'adozione di un modello che assicuri procedure idonee a orientare gli studenti verso le loro effettive attitudini.

Nel **settore della ricerca** il Governo mira all'incremento delle risorse destinate alle università e agli enti di ricerca, agendo sia sui rispettivi fondi di finanziamento, sia per la ridefinizione dei criteri di finanziamento. E' allo studio l'elaborazione di un piano strategico pluriennale per l'università e la ricerca che affronti in maniera unitaria le diverse problematiche che caratterizzano il settore dell'alta formazione e della ricerca. Saranno intraprese misure per migliorare la crescita professionale dei ricercatori, incentivando sia il sistema di reclutamento (con un piano straordinario di assunzioni) sia le progressioni di carriera degli accademici e dei ricercatori degli enti di ricerca. Sono inoltre allo studio proposte per creare le condizioni affinché i giovani talenti possano rientrare in Italia e disporre di infrastrutture fisiche e tecnologiche adeguate e finanziate in maniera costante, nelle quali poter continuare a sviluppare l'attività scientifica.

Le risorse potranno derivare dalla collaborazione diffusa tra enti e mondo delle imprese, anche incentivando l'utilizzo dello strumento del partenariato pubblico - privato. Si introdurranno anche delle semplificazioni nei processi di acquisto di beni e servizi nel mondo della ricerca. Ulteriori risorse sono attese da finanziamenti europei, ed in particolare, dalla partecipazione alle azioni del Programma Quadro 2014-2020 in materia di ricerca e innovazione *Horizon 2020*.

Il Governo proseguirà gli sforzi diretti a sostenere un'ampia e qualificata partecipazione del nostro sistema della ricerca e dell'innovazione alle iniziative finanziate, o cofinanziate, dalla Commissione Europea e massimizzare i benefici del ritorno finanziario. Particolare attenzione è rivolta verso le infrastrutture e le iniziative di ricerca di grande rilievo ed impatto per la società, come l'infrastruttura europea per il calcolo ad alte prestazioni, al fine di consolidare l'impegno organizzativo e politico profuso finora, valorizzare gli investimenti già effettuati e accedere agli stanziamenti previsti dalla UE.

Contemporaneamente, il Governo si impegnerà nella fase di negoziazione del prossimo Programma Quadro 2021-2027 per la ricerca e l'innovazione, *Horizon Europe*, con l'obiettivo di giungere ad un accordo sui contenuti che possa riconoscere, tra gli obiettivi politici a strategici, anche le principali priorità nazionali e possa garantire una partecipazione ampia ed efficace attraverso un regolamento più snello e aderente agli interessi nazionali.

Il Governo punta sul rafforzamento delle attività di ricerca, come leva per rilanciare l'economia; al riguardo sono in fase di avvio i lavori per l'aggiornamento del **Programma Nazionale per la Ricerca 2015 - 2020**, attraverso il quale si intende rafforzare gli investimenti pubblici e al contempo incentivare la

partecipazione delle PMI anche attraverso un'azione di stimolo del tessuto imprenditoriale. Mediante il PNR 2015 - 2020 vigente il Governo ha garantito la piena attuazione alle azioni di recente avvio sulla Strategia Nazionale di Specializzazione Intelligente (SNSI) e sul rafforzamento delle Infrastrutture di Ricerca già individuate dal Piano Nazionale per le Infrastrutture di Ricerca (PNIR) affinché possano configurarsi come attrattori delle attività di ricerca nazionali e internazionali.

Per garantire l'innovazione nella didattica - e in particolare quella digitale - saranno poste in essere una serie di misure utili a qualificare l'offerta formativa on line e telematica delle università.

Infine nel settore dell'**alta formazione artistica e musicale** (AFAM) si procederà al completamento del processo di riforma del sistema di reclutamento, si valuterà un possibile piano di riassetto complessivo del sistema e di riordino dell'offerta formativa, definendo i criteri per l'attivazione dei corsi di specializzazione e di formazione; infine saranno introdotte misure finalizzate al miglioramento dell'internazionalizzazione della formazione superiore, intesa sia in termini di attrattività scientifico accademica, sia in termini di rapporti bilaterali. Inoltre per gli AFAM si procederà, a legislazione vigente, alla statalizzazione dei conservatori, ove possibile.

Con riferimento al quadro disciplinatorio, la complessa normativa in materia di legislazione scolastica, universitaria, della ricerca e AFAM necessita di un riordino anche attraverso un'attività di redazione dei relativi codici.

Sanità

Nei prossimi vent'anni, l'Italia si troverà ad affrontare una serie di importanti problematiche attinenti al settore sanitario che se non gestite adeguatamente potrebbero avere rilevanti ripercussioni sul sistema. Tra queste si segnalano: *a)* rispondere alle esigenze di una popolazione e una forza lavoro che invecchiano in un contesto demografico di decrescita ; *b)* migliorare la garanzia dell'erogazione dei LEA in modo uniforme su tutto il territorio nazionale; *c)* gestire l'evoluzione della domanda derivante dalla crescente prevalenza di condizioni complesse a lungo termine quali la coesistenza di più patologie; *d)* realizzare una migliore integrazione tra i sistemi sanitari, di assistenza sociale e di sostegno; *e)* aumentare l'attenzione del sistema sanitario verso la promozione e la prevenzione della salute; *f)* prepararsi ai cambiamenti derivanti dal progresso scientifico e dalla innovazione tecnologica.

In considerazione del contesto, le principali azioni da intraprendere in tema sanitario riguardano i seguenti ambiti: *i)* il personale; *ii)* il miglioramento della *governance* della spesa sanitaria; *iii)* la promozione dell'innovazione e della ricerca; *iv)* l'attuazione, il monitoraggio e l'aggiornamento dei Livelli Essenziali di Assistenza (LEA); *v)* investimenti nel patrimonio edilizio sanitario e l'ammodernamento tecnologico delle attrezzature.

Le politiche per il personale saranno orientate alla corretta individuazione dei relativi fabbisogni[29], con l'obiettivo imprescindibile di aggiornare i parametri di riferimenti previsti dalla legislazione vigente[30]. In questo contesto saranno completati i processi di assunzione e stabilizzazione del personale oltre che l'aumento delle borse di studio a favore della formazione dei giovani medici nell'ambito della medicina generale e delle specializzazioni. È inoltre intenzione del Governo proporre una modifica della normativa in materia di dirigenza sanitaria[31].

Rispetto alla *governance* della spesa sanitaria, è stato istituito il Tavolo tecnico di lavoro sui farmaci e i dispositivi medici con, in via prioritaria, il compito di individuare adeguate soluzioni dei contenziosi, in essere in relazione ai provvedimenti legislativi ed amministrativi relativi alle procedure di *payback* farmaceutico. Il Tavolo lavorerà anche per l'individuazione di una nuova modalità di calcolo degli scostamenti dai vincoli della spesa farmaceutica per acquisti diretti e del tetto della spesa farmaceutica convenzionata per gli anni 2017 e 2018. E' previsto inoltre nel 2019 l'adeguamento dei criteri per la contrattazione del prezzo dei farmaci al fine di renderli aderenti agli attuali livelli di innovazione del mercato. Infine, nell'ambito del Comitato Guida del Tavolo dei Soggetti Aggregatori[32], saranno definite specifiche direttive per l'acquisizione delle categorie merceologiche (sanitarie)[33], in modo da rendere maggiormente trasparenti e condivise le migliori esperienze.

In tema di digitalizzazione si segnala l'Intesa in Conferenza Stato-Regioni concernente l'istituzione dell'Anagrafe Nazionale dei Vaccini nonché i provvedimenti attuativi volti all'implementazione del Fascicolo Sanitario Elettronico in tutte le Regioni. A questi si aggiungono i provvedimenti finalizzati alla realizzazione del sistema di interconnessione dei sistemi informativi del SSN che consentiranno di tracciare il percorso seguito dal paziente attraverso le strutture sanitarie e i diversi livelli assistenziali del territorio nazionale. Si estenderà anche al settore veterinario il sistema informativo per la tracciabilità dei medicinali ad uso umano.

Al fine di garantire l'erogazione dei Livelli di Assistenza[34] e consentirne la continuità nell'erogazione nell'ambito delle attività ospedaliere a rischio interruzione (in particolare a quelle inerenti l'emergenza ospedaliera e territoriale nonché della Medicina Generale), il Ministero della Salute sta predisponendo un intervento normativo in materia di fabbisogni delle risorse umane del SSN e di accesso della professione medica al SSN la cui approvazione è prevista entro l'anno 2018. Come noto la qualità del sistema di cura prevede, inoltre, la piena attuazione del decreto 2 aprile 2015 n. 70, che definisce gli standard qualitativi, strutturali, quantitativi relativi all'assistenza ospedaliera, oltre che l'aderenza

[29] Art. 4 D.Lgs n. 75 del 2017.
[30] Art.1 co. 71,72 e 73, L. n. 191/2009.
[31] D. Lgs. n. 171/2016.
[32] Istituito ai sensi del D.P.C.M. del 14/11/2014.
[33] Di cui all'art. 9, co. 3, D.L. n. 66/2014.
[34] Monitorata dal competente Comitato permanente per la verifica dell'erogazione dei LEA nell'ambito della verifica annuale degli adempimenti cui sono tenute le Regioni per l'accesso alla quota premiale del finanziamento.

degli enti del servizio sanitario nazionale[35], al Programma Nazionale Esiti (PNE), con l'obiettivo di rendere omogenei su tutto il territorio nazionale la qualità, i volumi e gli esiti delle cure, coniugando l'efficienza economica con l'accessibilità dei servizi. Nella gestione dei LEA rientra anche il Piano Nazionale delle Cronicità, destinato ad assicurare ai quasi 24 milioni di persone che hanno una o più malattie croniche servizi adeguati ed omogenei in tutto il territorio nazionale. Il Governo intende varare un regolamento per individuare gli standard qualitativi, strutturali, tecnologici e quantitativi relativi all'assistenza territoriale, mentre è prevista entro dicembre 2018 l'adozione del Nuovo piano nazionale di governo delle liste d'attesa (P.N.G.L.A) in sostituzione del precedente, risalente ad oltre sei anni fa. Infine, ferma restando la garanzia degli equilibri economico-finanziari del SSN, sarà valutata una revisione della disciplina della partecipazione alla spesa sanitaria e delle esenzioni.

Una recente ricognizione effettuata dal Ministero della Salute ha rilevato un rilevante fabbisogno di interventi infrastrutturali in materia di edilizia sanitaria. Questi riguardano sia l'adeguamento antisismico (solo per le zone I e II) sia l'osservanza delle norme antincendio. Inoltre risulta necessario un adeguato ammodernamento tecnologico delle attrezzature a disposizione dei servizi sanitari regionali. Presso il Ministero della Salute, entro marzo 2019, si prevede l'insediamento di una 'cabina di regia' con il compito di selezionare le priorità del Paese, a partire dalle zone a maggiore rischio sismico, per implementare un piano pluriennale degli investimenti da realizzarsi nei prossimi anni. Anche per questi motivi è prevista la collaborazione e compartecipazione agli investimenti di altri soggetti istituzionali pubblici[36].

Famiglia e disabilità

Il quadro di riferimento degli interventi in tema di politiche familiari si inserisce in un contesto di severa crisi demografica. Il tasso di fecondità, secondo l'ultimo *Ageing Report* della Commissione Europea[37], prevede per l'Italia un valore pari a 1,42 nel 2030 e a 1,66 al termine dell'orizzonte di previsione, ovvero nel 2070. Altro dato di rilevanza è il tasso di dipendenza degli anziani, ovvero il rapporto tra la popolazione inattiva con più di 65 anni e gli occupati. Secondo i dati pubblicati nell'*Ageing Report,* questo tasso è previsto crescere dal 43,1 per cento nel 2016 al 68,5 per cento nel 2070 a livello europeo, e in Italia dal 58,3 del 2016 all'85,8 del 2070. Data la rilevanza delle dinamiche demografiche nel calcolo della componente di spesa dovuta all'invecchiamento della popolazione (pensioni, spesa sanitaria, *Long-Term Care*, Istruzione, Sussidi di disoccupazione) è opportuno intervenire per modificare le tendenze rappresentate dalle ultime proiezioni tenendo peraltro in considerazione la circostanza, evidenziata dalle stesse Istituzioni europee, che 'il basso tasso di fecondità in Italia è dovuto a una drastica diminuzione della propensione ad avere il secondo e i successivi figli', non essendo mutata la probabilità di avere il primo.

[35] Art 1 co. 521/547 della L. 28 dicembre 2015, n. 208.
[36] L. n.232/2016 art. 1 co. 602-603.
[37] https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf

Gli interventi in tema di politiche familiari saranno pertanto selettivamente orientati al sostegno alla genitorialità e al rilancio della natalità, agendo a tal fine sul versante fiscale, su quello dei servizi e delle prestazioni sociali.

Il Governo intende mettere in atto una serie di disposizioni per definire un sistema fiscale a misura di famiglia, alleggerendo il peso dell'imposizione tenendo conto del numero dei figli e della funzione sociale multidimensionale svolta dal nucleo familiare.

E' necessario, inoltre, potenziare la rete dei servizi a sostegno della famiglia e le agevolazioni per assicurarne la più ampia fruizione, con particolare riferimento agli asili nido e alle strutture, anche private, per l'assistenza all'infanzia, nonché promuovere la valorizzazione del ruolo di supporto svolto dai Consultori familiari e dai Centri per la famiglia.

In questa direzione occorre un coinvolgimento dei diversi livelli territoriali di governo, delle associazioni, e delle reti a sostegno delle famiglie nonché delle famiglie stesse. Nel potenziare i servizi territoriali bisogna dare impulso a forme di integrazione e *partnership* tra la sfera pubblica e mondo dell'associazionismo *no profit* delle imprese sociali; stimolare gli investimenti sociali; garantire la libera scelta dell'utente dei servizi pubblici, anche attraverso i *voucher* per i servizi alla persona; definire i livelli essenziali delle prestazioni che devono essere garantiti sull'intero territorio nazionale; razionalizzare l'ISEE.

Nell'ambito di un riordino del sistema dei sussidi e delle prestazioni sociali, occorre definire politiche strutturali e mirate, in grado di invertire la dinamica demografica avversa. In tale contesto, anche il Reddito di Cittadinanza giocherà un ruolo chiave nel sostegno alle famiglie disagiate e con disabili e con componenti in condizione di disabilità, mentre la 'pensione di cittadinanza' sarà prevista per le persone che vivono al di sotto della soglia minima di povertà e verrà modulata tenendo conto della situazione complessiva dei nuclei familiari, anche con riferimento alla presenza al loro interno di persone con disabilità o non autosufficienti.

Occorre, inoltre, rafforzare e innovare gli istituti a sostegno della maternità e a favore della conciliazione della vita privata e della vita professionale sia intervenendo in tema di congedi parentali sia introducendo nuove forme di incentivazione degli investimenti nel *welfare* familiare aziendale e di promozione, nel settore pubblico e privato, del lavoro agile.

Interventi mirati potranno essere adottati anche al fine di favorire i percorsi di autonomia e assunzione di responsabilità da parte dei giovani, come l'accesso alla casa, sia con riferimento al profilo di garanzie per i mutui immobiliari sia con riguardo all'offerta di edilizia residenziale pubblica e di *social housing*.

È, infine, necessario definire specifiche forme di tutela ai soggetti che, in conseguenza di crisi familiari, versano sempre più spesso in condizioni di vulnerabilità socio-economica, nonché ripristinare un'adeguata dotazione del Fondo per le politiche della famiglia, rivisitandone le finalità anche in relazione alle politiche per l'infanzia e l'adolescenza.

In tema di disabilità, l'Italia sconta un *gap* informativo rilevante, dal punto di vista del monitoraggio e dell'analisi statistica, correlato anche a un quadro normativo disorganico che, anche a causa della mancanza di una definizione giuridica univoca di disabilità e non auto-sufficienza, rende complessa l'esatta individuazione e la soluzione delle criticità nel settore. In tale contesto emergono,

inoltre, profili di natura equitativa connessi all'accesso e al livello delle diverse tipologie di sussidi, servizi e prestazioni erogati in favore delle persone con disabilità, cui si aggiungono ulteriori questioni di natura finanziaria, amministrativa e organizzativa che si riflettono sull'efficacia delle politiche pubbliche che in tale ambito si dipanano tra i diversi livelli di governo.

Il Governo intende pertanto presentare un disegno di legge per la riforma e il riordino della disciplina per la tutela e la promozione dei diritti delle persone con disabilità: una riforma strutturale, volta a una revisione legislativa complessiva inerente alle diverse tematiche delle prestazioni e dei servizi per l'inclusione sociale, educativa e occupazionale, dell'accessibilità, della non discriminazione, del diritto alla vita adulta e del contrasto alla segregazione, con il fine di superare la frammentazione normativa mediante la redazione di un apposito Codice della materia.

Tale intervento si collega a quanto disposto dalla Convenzione delle Nazioni Unite sui diritti delle persone con disabilità - nonché dall'articolo 26 della Carta dei diritti fondamentali dell'Unione Europea - che riconosce il diritto delle persone con disabilità di beneficiare di misure intese a garantirne l'autonomia, l'inserimento sociale e professionale e la partecipazione alla vita della comunità.

In questa direzione, sarà potenziata e resa più fruibile l'assistenza sanitaria domiciliare e sarà favorita l'inclusione scolastica e universitaria delle persone disabili, anche con iniziative di formazione a distanza. Si assicurerà un maggiore raccordo tra i diversi enti pubblici nella presa in carico delle persone con disabilità anche con il ricorso a carte dei servizi **che consentano di facilitare i rapporti con le pubbliche amministrazioni**.

In coerenza con gli altri interventi previsti in materia previdenziale e assistenziale, s'intende rafforzare le misure di sostegno agli invalidi, agendo al contempo sulle modalità di verifica dei soggetti che hanno effettivamente diritto ai relativi trattamenti, con azioni mirate laddove i dati mostrino delle anomalie.

Nella logica della semplificazione, saranno intraprese misure per la razionalizzazione del sistema di accertamento sanitario per il riconoscimento della condizione di disabilità, promuovendo misure quali le visite domiciliari di accertamento della disabilità da parte delle commissioni medico-legali, l'aggiornamento dell'elenco delle patologie esonerate da visite di revisione e controllo, interventi specifici per finanziare adeguatamente e disciplinare in modo compiuto il contratto fiduciario. Inoltre nella prospettiva dell'adozione del primo Piano triennale verrà incrementata la dotazione del Fondo per le non autosufficienze.

Altre misure riguarderanno il rafforzamento degli strumenti volti all'inclusione lavorativa, a partire dagli incentivi alle assunzioni dei lavoratori con disabilità. Per questo motivo sarà incrementato il Fondo per il diritto al lavoro dei disabili.

Saranno, inoltre, incrementati e resi strutturali gli stanziamenti di bilancio per il sostegno del ruolo di cura e di assistenza del *caregiver* familiare, in relazione al quale sono allo studio anche interventi per riconoscere allo studente, nell'ambito dei percorsi universitari, specifiche agevolazioni connesse all'attività di assistenza familiare. Si intende, infine, potenziare la dotazione del Fondo per l'assistenza delle persone con disabilità grave prive del sostegno familiare (cd. 'Dopo di noi'), nonché destinare apposite risorse per l'esercizio delle funzioni

relative all'assistenza per l'autonomia e la comunicazione personale degli alunni con disabilità.

In merito alle politiche antidroga è necessario un potenziamento della funzione di coordinamento interistituzionale del Dipartimento per le politiche antidroga della Presidenza del Consiglio con le amministrazioni a vario titolo coinvolte nel settore - anche ai fini di un migliore coordinamento dei flussi informativi - e la predisposizione di azioni mirate di informazione e prevenzione del fenomeno delle tossicodipendenze, specie in ambito scolastico.

In ordine alle politiche in materia di adozioni di minori italiani e stranieri, è necessario accelerare le attività istruttorie ai fini del rilascio del decreto di idoneità, assicurando una maggiore uniformità dei servizi resi sul territorio nazionale. Sono pertanto allo studio misure per razionalizzare, snellire e coordinare le attività di informazione e i processi di valutazione. Inoltre, dovranno essere intraprese azioni per definire un sistema di sostegno post adozione strutturale e capillare, attraverso misure che accompagnino le famiglie con interventi che investano una pluralità di competenze, da quelle giuridiche a quelle psicologiche, sociali e pedagogiche. E' altresì necessario intraprendere un utile percorso di razionalizzazione degli enti autorizzati per le adozioni, garantendo al contempo un'omogenea diffusione della loro operatività. Occorre, infine, rafforzare gli strumenti di sostegno economico per le coppie che concludono un percorso adottivo, nonché investire in progetti di cooperazione nei Paesi di origine, per sviluppare le competenze atte a garantire procedure più veloci e trasparenti.

Ambiente e energia

Le maggiori sfide che il Paese deve affrontare in tema ambientale sono l'inquinamento e i cambiamenti climatici, la desertificazione, lo sfruttamento eccessivo delle risorse naturali e la perdita di biodiversità. Più in particolare, sono 6 le sfide principali alle quali il Governo intende dare riposta nei prossimi anni: *i)* proseguire e rendere più ambiziosa la lotta ai cambiamenti climatici riducendo progressivamente i fattori inquinanti, specialmente nel settore della mobilità; *ii)* incrementare la salvaguardia della biodiversità terrestre e marina e assicurare una migliore e più coordinata gestione delle aree protette e del capitale naturale; *iii)* limitare il consumo del suolo, prevenire il rischio idrogeologico e valorizzare l'acqua come bene comune; *iv)* mettere in sicurezza il territorio attraverso la prevenzione e il contrasto dei danni ambientali; *v)* promuovere l'uso efficiente e sostenibile delle risorse, governare la transizione verso l'economia circolare e i 'rifiuti zero'; *vi)* diminuire progressivamente le infrazioni comminate all'Italia dall'Unione Europea in materia ambientale.

Per il raggiungimento di questi obiettivi il Governo terrà conto degli impegni e degli accordi assunti in ambito europeo, regionale ed internazionale e, a livello nazionale, proseguirà nel percorso di attuazione della Strategia Nazionale di Sviluppo Sostenibile.

Con riferimento alla lotta ai cambiamenti climatici, il Governo introdurrà norme per promuovere una maggiore diffusione di modelli di sviluppo sostenibile, la ricerca, l'innovazione e la formazione per lo sviluppo del lavoro ecologico oltre che iniziative riguardanti un regime fiscale di vantaggio a favore delle aziende che

implementano strategie di riduzione dell'inquinamento. Le misure attraverso cui conseguire questo obiettivo sono: *i)* lo sviluppo del lavoro ecologico e la '*decarbonizzazione*' e '*defossilizzazione*' della produzione; e *ii)* l'attuazione di norme di semplificazione amministrativa in tema ambientale. Sarà, inoltre, favorito l'utilizzo di fondi rotativi per il supporto delle politiche pubbliche e degli investimenti e l'implementazione delle misure per incentivare l'efficientamento energetico degli edifici. A quest'ultimo riguardo, un'attenzione particolare sarà rivolta all'edilizia residenziale pubblica. Il Governo si impegna a rendere operativo il Fondo nazionale per l'efficienza energetica e a sostenere presso tutte le sedi, anche internazionali, obiettivi più ambiziosi e vincolanti per la riduzione delle emissioni di CO_2 delle autovetture e dei veicoli commerciali leggeri nuovi. Sono tutti temi che dovranno trovare un'effettiva applicazione nel Piano Nazionale Integrato per l'Energia e il Clima in fase di definizione e da presentare alla Commissione UE entro la fine del 2019.

Delle iniziative riguardanti la mobilità sostenibile si è detto nel paragrafo sulle infrastrutture. Con riferimento alla qualità dell'aria, l'obiettivo è, in cooperazione con le Regioni, il contenimento delle emissioni del particolato PM 10 e del biossido di azoto NO2.

Ai fini della salvaguardia della biodiversità si interverrà sulla 'Legge-quadro sulle aree protette', per rafforzare il concetto centrale della 'conservazione della natura' valorizzando le realtà territoriali nell'ambito dello sviluppo ecosostenibile. Si dovranno stabilire piante organiche per gli Enti parco e una loro nuova *governance*. La prevenzione degli incendi, il contrasto al bracconaggio e al commercio illegale di specie protette saranno realizzati attraverso azioni quali il rafforzamento della cooperazione con le Forze di Polizia, l'installazione di sistemi di videosorveglianza e la modifica del codice penale.

E' inoltre obiettivo del Governo promuovere un'efficace integrazione del Capitale Naturale nelle valutazioni e nei sistemi di monitoraggio delle politiche, nei processi economici e nella pianificazione territoriale, contribuendo alla realizzazione degli obiettivi mondiali tracciati dall'Agenda 2030 per una crescita sostenibile.

Un'ulteriore linea di azione riguarderà la protezione del mare attraverso il rafforzamento della partecipazione ai processi internazionali di *governance* e a specifiche misure per limitare i rifiuti marini (*marine litter)* e per il recupero degli stessi e nuove procedure per l'autorizzazione alla raccolta della plastica, modificando il Codice dell'Ambiente.

È obiettivo del Governo garantire l'accesso all'acqua quale bene comune e diritto umano universale, anche avvalendosi degli strumenti normativi europei. Sarà rafforzata la tutela quali-quantitativa della risorsa e si incentiverà l'uso di sistemi per ridurre gli sprechi e le dispersioni con l'introduzione e la diffusione di nuove tecnologie e si incrementeranno gli investimenti di natura pubblica sul servizio idrico integrato.

Saranno introdotte regole e misure, anche strutturali, per il contrasto e la prevenzione del consumo del suolo e del dissesto idrogeologico, anche tramite il potenziamento del Geoportale Nazionale.

Ciò avverrà attraverso: un'adeguata politica di sostegno agli interventi di prevenzione e di manutenzione del territorio; l'aggiornamento della pianificazione di settore; azioni per la responsabilizzazione dei cittadini e delle Istituzioni sui

rischi connessi; la rigenerazione urbana; la pianificazione e realizzazione di infrastrutture verdi; il rilancio del patrimonio edilizio esistente; l'introduzione del bilancio ecologico comunale; il rafforzamento della *governance* delle aree marino-costiere, anche in relazione alla conservazione del capitale naturale.

Per quanto attiene alla sicurezza del territorio e della prevenzione e contrasto dei danni ambientali, il Governo intende: *i*) consolidare le misure già previste nell'ordinamento per prevenire e reprimere i reati ambientali con un inasprimento delle sanzioni previste della L. n. 68 del 2015[38]; *ii*) implementare l'attività di contrasto alle ecomafie in base al principio del 'chi inquina paga'.

Con riferimento all'economia circolare[39], il Governo ha recentemente attribuito[40] tale competenza al Ministero dell'Ambiente, fatte salve le competenze del Ministero dello Sviluppo Economico, inserendolo nel più ampio contesto dell'uso efficiente delle risorse.

A seguito dell'adozione del cd. 'pacchetto rifiuti - economia circolare' della UE, il Governo modificherà la normativa nazionale di riferimento in tema di gestione dei rifiuti[41] al fine di risolvere le problematiche che non ne hanno consentito una uniforme applicazione su tutto il territorio nazionale. Ugualmente andranno incrementate, anche tramite l'adozione dei decreti '*End of Waste*', le iniziative necessarie a costituire un ciclo virtuoso di prevenzione, riutilizzo e riciclo dei rifiuti, promuovendo l'economia circolare e la progettazione ambientalmente sostenibile dei prodotti, nonché l'adozione di specifiche norme per la realizzazione di centri di riparazione e riuso dei beni utilizzati, anche con l'eventuale introduzione di meccanismi fiscali premianti. La revisione del Programma Nazionale di Prevenzione dei Rifiuti mira a prevedere una forte riduzione del rifiuto prodotto, puntando in particolare alla drastica riduzione dell'utilizzo della plastica monouso. In tale ambito rientra anche il lancio della campagna di sensibilizzazione '*plastic free*' e l'iniziativa di eliminare in tutte le amministrazioni pubbliche l'uso di plastica, specialmente monouso.

L'attività dei Consorzi nazionali per il riciclaggio dei rifiuti verrà modificata al fine di verificare gli obiettivi di riciclaggio raggiunti nonché coordinare azioni volte al contrasto dei fenomeni illeciti legati al traffico nazionale e internazionale dei rifiuti. Sarà creata una Cabina di regia unica presso il Ministero dell'Ambiente

[38] Si tratta, in particolare, di: *i)* inasprire le sanzioni per i reati ambientali contravvenzionali già previsti dalla legge; *ii)* prevedere il sequestro e la confisca dei beni frutto di reati ambientali, come già previsto dall'ordinamento per i beni acquisiti dalla criminalità organizzata tramite attività illecite - una sorta di confisca allargata; *iii)* applicare un ordine di allontanamento, fino a 2 anni, nei confronti di chi si rende responsabile di trasporto abusivo, abbandono, sversamento e combustione illecita di rifiuti nei pressi di istituti scolastici, luoghi di cultura, parchi pubblici, mercati, siti turistici, ferrovie, aeroporti e stabilimenti balneari o nelle campagne; *iv)* introdurre la possibilità di arresto in flagranza differita per gli illeciti ambientali più gravi; *v)* inasprire le previsioni relative al delitto di combustione illecita di rifiuti e roghi tossici; riorganizzare il sistema e le competenze di polizia ambientale; *vi)* prevedere il sequestro dei beni per chi inquina e ritiene di non pagare.

[39] Intesa quale sistema ambientale ed economico in cui *'il valore dei prodotti, dei materiali e delle risorse è mantenuto quanto più a lungo possibile'* o recuperato (tramite il riuso e la riparazione dei prodotti, il riciclo e il recupero di materia) *'e la produzione di rifiuti è ridotta al minimo'* così come gli impatti sull'ambiente (cfr L'anello mancante - Piano d'azione dell'Unione Europea per l'economia circolare, COM 2015 614).

[40] Cfr. art. 2 D.L. 12 luglio 2018, n. 86 'Disposizioni urgenti in materia di riordino delle attribuzioni dei Ministeri dei beni e delle attività culturali e del turismo, delle politiche agricole alimentari e forestali e dell'ambiente e della tutela del territorio e del mare, nonchè in materia di famiglia e disabilità' che modifica il D.lgs. 30 luglio 1999, n. 300 all'art. 35, co. 2, lett. c).

[41] In particolare il D.lgs. n. 152/06.

relativa all'inquinamento da amianto con l'implementazione delle attività di rilevazione e bonifica, l'erogazione di specifiche agevolazioni per le attività di bonifica e l'individuazione dei siti di trattamento in accordo con le Regioni.

Il Governo intende proseguire nello sforzo di ridurre il numero delle infrazioni applicate all'Italia dall'Unione Europea, passate dalle 117 del 2014 alle 59 di oggi. Il 22 per cento delle infrazioni riguarda l'ambiente ed, in particolare, le tematiche dell'inquinamento dell'aria, dei rifiuti e del trattamento delle acque reflue urbane. Il Governo metterà in campo specifiche azioni per seguire ogni procedura e valutare i passi da compiere.

Politiche del Turismo

Il Governo ha ridefinito le attribuzioni relative al turismo, spostando la materia dal Ministero dei Beni e delle Attività Culturali al Ministero delle Politiche Agricole, Alimentari, Forestali e del Turismo[42] (MIPAAFT). Il turismo è un settore economico primario che contribuisce per il 10,4 per cento al PIL mondiale e sostiene 313 milioni di posti di lavoro (occupazione diretta e indiretta) con previsioni di crescita globale attorno al 3,4 per cento per anno in media. Ciò vale anche per l'Italia, dove nell'ultimo anno - per cause complessive ma anche specifiche del settore - il contributo totale del settore all'economia è stato pari al 13 per cento del PIL, con prospettive di crescita sempre più solide e impatti occupazionali che raggiungono il 14 per cento.

Il turismo all'interno del MiPAAFT si intende - secondo una visione sinergica sostanziale - come il linguaggio di valorizzazione concreta, reale, dinamica e aggiornata del contesto territoriale del Paese sotto il profilo agricolo e alimentare, rappresentandone al meglio le diversità e le specificità, stimolando e supportando le dinamiche evolutive del tessuto imprenditoriale e professionale di riferimento.

Dal punto di vista della *governance*, la legge prevede la creazione di un nuovo Dipartimento del Turismo all'interno del MiPAAFT che avrà un compito importante in quanto non si occuperà solo delle politiche del turismo, ma anche di politiche di promozione e valorizzazione dei territori in ottica enogastronomica, con azione integrata e di sostegno al settore nei suoi vari comparti professionali ed industriali.

Sul piano normativo diverse questioni verranno affrontate in ambito di Conferenza Stato Regioni, di concerto con i dicasteri competenti e sentite le principali categorie professionali ed industriali. Particolare attenzione verrà data al riordino della normativa relativa alle professioni turistiche e ai sistemi di agevolazione fiscale in essere (*Tax Credit* ristrutturazione e *Tax credit* digitalizzazione), nonché alla risoluzione delle problematiche afferenti le concessioni demaniali marittime alla luce della Direttiva Servizi UE (Direttiva *Bolkestein*).

Inoltre, nell'ambito del rinnovamento del sistema di classificazione alberghiera, sono previsti standard qualitativi più elevati, consoni e rispondenti

[42] D.M. n. 86/2018, convertito in con modificazioni dalla L. 9 agosto 2018, n. 97 (in G.U. 14/08/2018, n. 188).

alle reali esigenze di mercato e, parimenti, quadri migliorativi anche per l'esercizio del controllo. Verranno altresì promosse diverse misure come la definizione di un Codice Identificativo Unico, a supporto della lotta all'abusivismo nel settore ricettivo.

Il Governo ritiene fondamentale anche la creazione di un ambito di contrattazione con i Comuni per una ridefinizione organica della regolamentazione applicativa dell'imposta di soggiorno, come effettiva tassa di scopo a sostegno del turismo locale e nazionale. Allo stesso modo, particolare attenzione sarà dedicata all'approfondimento del regolamento sugli affitti brevi.

Nella programmazione finanziaria si partirà dalle linee di attività impostate dal Piano Strategico del Turismo 2017-2022 introducendo una prospettiva di integrazione con le politiche agricole (in prima istanza), per la definizione di un concetto più ampio e approfondito di *Made in Italy*. In tale contesto si intende porre particolare attenzione alle specificità del Sud Italia, definendo una serie di iniziative coordinate, di ampio respiro, imperniate sulla valorizzazione delle specificità territoriali, fondate sul binomio enogastronomia e turismo, sul mare, sulle coste ma anche e soprattutto sulle aree interne che, se sviluppate adeguatamente, devono diventare uno dei fattori di maggiore attrattività del nostro Paese.

Parte essenziale di questa nuova visione strategica sarà anche la revisione dell'approccio operativo e funzionale di ENIT, l'Agenzia Italiana del Turismo, che nel 2019 compirà 100 anni. L'obiettivo è di inserire ENIT in un contesto di coordinamento reale e non solo formale (esercitato con la vigilanza) in cui essa contribuisca a definire - e realizzi con successo - le linee di indirizzo relative alla promozione turistica ed all'internazionalizzazione del *Made in Italy*.

Verrà dunque rinegoziata la Convenzione Triennale sulla base di un piano operativo e finanziario che dovrà necessariamente tener conto del nuovo approccio strategico integrato di *Made in Italy*, in cui i territori verranno valorizzati prevalentemente nei loro aspetti enogastronomici, con degli effetti anche sulle leve di costruzione del prodotto turistico e - di riflesso - di *destination management*.

Collegata alle iniziative normative in ambito statistico, si intende avviare la trasformazione digitale della rilevazione dati e la relativa rielaborazione, nel contesto della diffusione del *wi-fi* a livello nazionale, con l'ambizione di costituire un contesto integrato di supporto anche alla digitalizzazione dell'offerta turistica.

Beni culturali

Il Governo, in coerenza con il dettato costituzionale, intende assicurare un impegno concreto e crescente sui temi della tutela e della valorizzazione dei beni culturali. Ciò anche al fine di promuovere l'avvio di organici processi cognitivi, educativi ed economici, orientati alla crescita, all'innovazione e alla integrazione sociale.

Nel quadro di interventi mirati per ottimizzare l'attuale organizzazione e la funzionalità delle strutture centrali e periferiche del MIBAC sarà intrapreso un piano straordinario di assunzioni, in modo da fronteggiare il grave deficit di organico. Ciò anche a seguito del trasferimento della materia del turismo ad altro

Dicastero (si veda paragrafo precedente) e in considerazione dei fabbisogni associati alle imminenti fuoriuscite di personale per quiescenza.

Gli obiettivi di **tutela dei beni culturali** di valorizzazione e fruizione dei beni culturali pubblici saranno perseguiti attraverso misure di varia natura: mappatura dei beni culturali abbandonati e non utilizzati; prevenzione del rischio per i siti archeologici; realizzazione di un Catalogo Unico Nazionale Digitale del patrimonio culturale; monitoraggio della gestione dei siti UNESCO italiani; sviluppo di reti museali; sperimentazione di card digitali per usufruire di beni ed attività culturali; valorizzazione del patrimonio culturale della moda e del design.

Valenza strategica assumerà il tema della sicurezza del patrimonio culturale, anche alla luce di eventi emergenziali verificatisi nel 2018. Attraverso l'implementazione dell'Unità per la sicurezza del patrimonio culturale[43] e nel contesto di iniziative che valorizzino opportunità rinvenienti dal contesto europeo, si intende modernizzare e potenziare il monitoraggio dei beni sul territorio a fine di tutela, individuazione e stima economica delle potenziali vulnerabilità. Ciò al fine di promuovere e realizzare interventi fondati sulla graduazione del rischio in rapporto alla disponibilità di risorse e all'utilizzo delle tecnologie digitali.

Per la gestione del patrimonio culturale nelle sue declinazioni di tutela, sicurezza, valorizzazione e fruizione si proseguirà nel senso della promozione di un piano di digitalizzazione del patrimonio culturale, anche attraverso azioni organiche e integrate per migliorare il controllo e la conoscenza capillare del territorio.

Nuove risorse saranno investite per la promozione della cultura tra i giovani, anche coinvolgendo le industrie culturali, e per incrementare - anche grazie ad un utilizzo migliore dei fondi europei e alla riforma del finanziamento statale degli Istituti culturali - progetti speciali fortemente avvertiti dai territori e il sostegno statale ad iniziative nei settori dell'arte contemporanea, dell'archeologia, dell'architettura, della riqualificazione delle periferie e dell'innovazione.

Particolare attenzione verrà rivolta allo spettacolo e al cinema, attraverso l'adozione di mirate misure di sostegno al Fondo Unico, nonché azioni per il risanamento delle Fondazioni Lirico Sinfoniche e il miglioramento dei criteri di assegnazione delle risorse, in particolare per lo spettacolo dal vivo.

Sul piano normativo si procederà all'adozione dei decreti attuativi della legge sullo spettacolo; alla predisposizione, nell'ambito dei lavori pubblici, delle Linee guida in materia di archeologia preventiva; alla definizione delle Linee guida per l'architettura; alla predisposizione di misure di rafforzamento delle funzioni di tutela; alla revisione del Codice dei Beni Culturali e del Paesaggio, anche per migliorare la capacità di prevenzione e il contrasto all'illegalità, nonché la capacità di valorizzare e mobilitare le vocazioni dei territori. In relazione a quest'ultimo punto verrà presentato un disegno di legge delega - collegato alla manovra di finanza pubblica per il 2019 - finalizzato al riordino della materia dello spettacolo e per la modifica del codice dei beni culturali.

In questo settore si colloca lo sforzo di rafforzare la capacità del Mezzogiorno di gestire progetti culturali, promuovere il *Made in Italy*, anche nei campi specifici

[43] Istituita con D.P.C.M. 1 Dicembre 2017, n. 238.

della Moda e del *Design* (e con il coinvolgimento degli Istituti Italiani di Cultura), sperimentare forme di comunicazione più avanzata per favorire una maggiore accessibilità nella fruizione dei beni culturali, portare nelle scuole e nelle Università progetti di promozione delle attività culturali. Quest'ultimo obiettivo verrà sviluppato anche grazie ad incentivi per la formazione continua e l'aggiornamento professionale degli operatori della cultura e per il rafforzamento dell'offerta formativa nelle Università.

Politiche agricole

Uno degli obiettivi chiave dell'azione di Governo è la semplificazione delle procedure, che dovrà estendersi a tutti i settori produttivi. Nel comparto agricolo questa esigenza è particolarmente avvertita e costituisce uno dei presupposti per liberare risorse da destinare a progetti di eccellenza e di qualità. Il primo passo verso la riduzione degli oneri burocratici dovrà investire il rapporto tra Governo e Regioni: per rendere più agevole e meno onerosa la conduzione delle imprese agricole nonché più snello ed efficace il sistema dei controlli verrà istituito un 'patto per la semplificazione', da sancire in sede di conferenza Stato-Regioni con l'indicazione dei risultati attesi e dei tempi. Questo obiettivo si affiancherà ad una riorganizzazione del Ministero, al fine di realizzare una struttura che favorisca una interlocuzione semplice e diretta con gli operatori, le associazioni e con tutte le istituzioni del sistema rafforzi ulteriormente la tutela del *Made in Italy* agroalimentare, la cui valorizzazione costituisce un'esigenza primaria, al fine di contrastare la contraffazione e rendere la produzione più sostenibile.

A tale proposito il supporto alla ricerca e alla formazione e il ricorso a strumentazioni sempre più sofisticate può costituire un importante ausilio alla verifica delle materie prime e della loro provenienza. Per supportare la formazione professionale è prevista la promozione di protocolli di cooperazione tra gli enti di ricerca, il mondo produttivo e gli istituti di formazione. Uno degli obiettivi, infatti, è quello di incidere sui processi formativi anche attraverso una riflessione sui percorsi di studio, in modo da creare un legame più stretto tra i programmi di ricerca e l'evoluzione concreta e reale del mondo agricolo.

Inoltre, per promuovere e valorizzare il *Made in Italy*, saranno enfatizzati i punti di forza dell'agroalimentare italiano: ricchezza di biodiversità, tradizione enogastronomica, patrimonio paesaggistico e culturale, capacità di innovare e di produrre cibi e vini unici al mondo. In questo contesto uno sforzo particolare sarà rivolto alla protezione delle indicazioni geografiche nel mondo e sul web, al contrasto all'*italian sounding* ad incoraggiare l'adozione di un sistema di etichettatura corretto e trasparente che garantisca una migliore tutela dei consumatori.

A queste misure saranno affiancate azioni di marketing territoriale e si renderanno operativi i 'distretti del cibo', con la creazione di un apposito Registro nazionale. Sarà anche rafforzato il Piano Strategico Nazionale sul Biologico, sarà dato avvio alle mense biologiche certificate nelle scuole, e attuate le nuove regole europee. Particolare attenzione dovrà essere prestata ai processi e alle attività di internazionalizzazione, finalizzati alla valorizzazione delle produzioni italiane nei mercati mondiali.

In campo forestale, il Governo porrà la massima attenzione alla strategia europea di sviluppo sostenibile applicata al settore forestale, anche orientando opportunamente le diverse politiche europee dalla fase post 2020, e proseguirà nell'applicazione del Decreto legislativo 34/2018 in accordo con le Regioni e le Province autonome.

Nei prossimi mesi il Governo sarà anche impegnato nell'affrontare il complesso e articolato negoziato per la riforma della Politica Agricola Comune (PAC). In questo processo sono trattati temi importanti, come la tutela del reddito degli agricoltori, che in Italia dipende per il 28 per cento dal sostegno della stessa PAC.

In questo senso il Governo è consapevole delle conseguenze negative che potrebbero derivare da una riduzione degli incentivi, con una possibile fuoriuscita di aziende dal circuito produttivo, effetti negativi sull'ambiente e sul tessuto sociale, soprattutto nelle aree più fragili.

In tale negoziato si ribadirà come il maggiore rigore del modello agricolo e alimentare europeo non debba rappresentare un elemento penalizzante per le imprese nel confronto internazionale, e si sosterrà la necessità di un Piano strategico europeo semplice ed adattabile alle diverse realtà, che tenga particolarmente conto della necessità di promuovere e sviluppare la competitività delle imprese.

La pesca marittima è un'attività di grande importanza per il Paese, ma principalmente soggetta alla normativa europea. Il Governo ritiene fondamentale sostenere e rafforzare gli strumenti a disposizione dell'Italia per promuovere l'interesse nazionale, anche attraverso un migliore utilizzo delle risorse finanziarie del Fondo europeo per gli affari marittimi e la pesca (FEAMP).

A livello nazionale l'attenzione alle filiere agricole è essenziale: a tal fine le azioni che si intende mettere in campo sono molteplici e vanno dal supporto all'aggregazione dei produttori agricoli - attraverso il riconoscimento delle Organizzazioni interprofessionali e le organizzazioni di produttori - alla garanzia di un percorso trasparente di formazione dei prezzi e di tracciabilità dei prodotti. Per questo motivi saranno creati strumenti per accorciare la filiera, far rispettare le norme contro le pratiche commerciali sleali e ridurre i tempi dei pagamenti.

A supporto delle filiere verrà affrontato anche il tema delle carenze infrastrutturali e della logistica. Particolare attenzione sarà inoltre rivolta all'agricoltura di precisione e alla sua utilizzabilità da parte delle aziende agricole, così da poter avviare un processo di modernizzazione delle stesse.

Riforme costituzionali

L'obiettivo di fondo delle riforme istituzionali in programma è il miglioramento della qualità delle decisioni da realizzare rendendo più ampia ed effettiva la partecipazione dei cittadini alla vita politica e favorendo una maggiore efficacia dell'attività del Parlamento. Gli interventi di riforma si concentreranno in particolare su:

- il potenziamento degli istituti di democrazia diretta, riconoscendo maggiori responsabilità decisionali ai cittadini, in particolare attraverso il rafforzamento dell'iniziativa legislativa popolare (con l'introduzione del

referendum propositivo), l'eliminazione del quorum strutturale nel referendum abrogativo e la rimozione degli ostacoli burocratici alla raccolta delle firme;
- la riduzione del numero dei parlamentari, con la diminuzione del numero dei deputati da 630 a 400 e dei senatori da 315 a 200. L'Italia attualmente è il Paese europeo con il numero più alto di parlamentari direttamente eletti dal popolo e la riduzione prospettata, oltre a consentire apprezzabili risparmi di spesa, rappresenta uno strumento essenziale per migliorare i processi decisionali della Camere, che potranno operare in modo più efficiente, per rispondere meglio e più tempestivamente alle esigenze dei cittadini;
- la soppressione del Consiglio nazionale dell'economia e del lavoro (CNEL);
- l'introduzione della possibilità di ricorrere alla Corte costituzionale rispetto alle deliberazioni assunte dalle Camere in materia di elezioni e cause di ineleggibilità e incompatibilità dei membri del Parlamento.

Autonomia differenziata

Una priorità è costituita dall'attuazione dell'articolo 116, terzo comma, della Costituzione concernente l'attribuzione di forme e condizioni particolari di autonomia alle Regioni a statuto ordinario. Sulla questione è già stato avviato un percorso con tre Regioni (Lombardia, Veneto ed Emilia Romagna) nel 2017 e nei primi mesi del 2018. Si tratta, quindi, di portare a compimento l'attuazione di disposizioni così rilevanti per il sistema delle autonomie territoriali del nostro Paese.

Sicurezza pubblica

Le azioni che il Governo intende perseguire riguardano: *i)* il contrasto dei flussi migratori irregolari, in una logica di condivisione delle responsabilità della difesa delle frontiere esterne dell'Unione Europea; *ii)* la lotta contro tutte le mafie e le organizzazioni criminali, anche attraverso nuovi strumenti, per colpirne le ricchezze illecitamente accumulate; *iii)* la revisione dell'ordinamento degli enti locali, per contrastare il condizionamento dei poteri criminali e la corruzione; *iv)* il potenziamento dell'innovazione tecnologica e l'introduzione delle modifiche ordinamentali per la lotta alla criminalità diffusa.

Con riferimento all'immigrazione, nel 2017 e nei primi sei mesi del 2018 si è registrato un trend in discesa degli sbarchi di migranti sul nostro territorio. Tale tendenza si è consolidata a partire da giugno 2018, da quando sono sbarcati 4.458 migranti a fronte di 21.850 sbarcati nello stesso periodo dell'anno precedente con una riduzione percentuale pari all'80 per cento.

Allo stato sono in trattazione presso le Autorità italiane circa 136.000 richieste di protezione internazionale. In base ai dati sulla concessione, solo il 7 per cento dei richiedenti asilo, a cui si aggiunge un ulteriore 4,2 per cento di migranti cui viene riconosciuta una protezione sussidiaria, ottiene il riconoscimento dello status di rifugiato. Il numero complessivo delle protezioni - incluse quelle umanitarie - ammonta, dopo i ricorsi, al 38,4 per cento del totale delle richieste di status di rifugiato.

Il Governo intende adottare un nuovo approccio nelle politiche di contenimento dei flussi migratori verso l'Europa, che vanno intercettati nei Paesi di partenza e transito. Inoltre, il problema deve essere gestito in una dimensione

europea. Il Governo intende rivedere il canale della protezione umanitaria, cui accedono anche persone che in base alla normativa europea sull'asilo non avevano i requisiti per la protezione internazionale al momento dell'ingresso nel nostro Paese e che, ora, permangono sul territorio con difficoltà di inserimento.

Con riferimento alla riforma del sistema di accoglienza, il Governo intende ridurre la durata delle procedure di esame delle domande di asilo e ridefinire i servizi di prima accoglienza riservati ai richiedenti asilo, ferme restando le particolari misure da assicurare alle categorie vulnerabili e gli interventi di accoglienza integrata (SPRAR). In tale contesto, il Governo procederà alla rideterminazione dei servizi assistenziali e delle modalità prestazionali nei centri di prima accoglienza, calibrandoli alle dimensioni e alle diverse tipologie di struttura, anche prevedendo per le piccole strutture modalità di erogazione 'in rete' dei servizi. Da ciò deriverà una notevole riduzione della spesa a carico dell'Erario. Il Ministero dell'Interno ha emanato una direttiva contenente le linee di intervento.

La gestione dei flussi migratori richiede la piena operatività dei Centri di permanenza per il rimpatrio (CPR), che attualmente hanno una disponibilità complessiva di 880 posti. Nuovi centri sono in corso di realizzazione. Altrettanto importante è l'implementazione delle misure, e delle relative risorse, per i rimpatri volontari assistiti (RVA), con il finanziamento anche di fondi europei (FAMI).

Con riferimento al contrasto alla criminalità organizzata e alle mafie, il Governo riconosce come strategica l'aggressione dei patrimoni illeciti. In tale contesto, risultano decisivi, oltre all'istituto della confisca allargata, il sistema delle misure di prevenzione patrimoniale. Il ruolo dell'Agenzia nazionale per l'amministrazione e la destinazione dei beni sequestrati e confiscati alla criminalità organizzata (ANBSC) è strategico. Nel corso degli anni tale agenzia ha incontrato non poche difficoltà sul piano dell'organizzazione e del funzionamento, disponendo ad esempio di poche decine di unità di personale, peraltro assegnato temporaneamente, a fronte di oltre 15.000 beni sottratti alle mafie. Sono allo studio norme per la semplificazione delle procedure in materia di gestione contabile e di sequestro e confisca dei beni, in modo da migliorarne le potenzialità; inoltre, il Governo rafforzerà tale ente in termini di organici, in particolare con riferimento a professionalità altamente specializzate e con competenza manageriale.

A tale riguardo, è in attesa di definitiva approvazione il Regolamento sull'organizzazione e la dotazione delle risorse umane e strumentali dell'Agenzia per consentire, in concreto, di colmare i vuoti in organico assicurando, da subito, una sua più efficiente operatività e una implementazione della dotazione organica che conterà 200 unità. Sono inoltre allo studio ulteriori ipotesi che permetteranno all'Agenzia di conseguire una più spiccata autonomia finanziaria, anche attraverso la vendita dei beni oggettivamente inutilizzabili e la gestione degli introiti derivanti dalla messa a reddito degli altri, attivando un circuito virtuoso di valorizzazione dei beni e delle aziende confiscate.

Con riferimento alle politiche dell'immigrazione e della sicurezza il Governo ha approvato a settembre 2018 un decreto-legge, descritto nel focus seguente.

FOCUS

I contenuti del 'Decreto Sicurezza e immigrazione'

A settembre 2018 il Consiglio dei Ministri ha approvato il D.L. 'Decreto Sicurezza e immigrazione' contenente norme per la protezione internazionale e l'immigrazione, la sicurezza pubblica, nonché misure per la funzionalità del Ministero dell'Interno e l'organizzazione e il funzionamento dell'Agenzia nazionale per l'amministrazione e la gestione dei beni sequestrati e confiscati alla criminalità organizzata (ANBSC).

Con riferimento alla **protezione internazionale e all'immigrazione**, il provvedimento mira ai seguenti obiettivi:

- contrastare più efficacemente l'immigrazione illegale, garantendo l'effettività dell'esecuzione dei provvedimenti di espulsione;
- disciplinare i casi speciali di permesso di soggiorno temporaneo per motivi umanitari,
- definire nuove regole in materia di revoca dello status di protezione internazionale in conseguenza dell'accertamento della commissione di gravi reati;
- ridurre il ricorso strumentale alla domanda di protezione internazionale per assicurare un'efficace e più rapida gestione delle procedure per il riconoscimento della protezione internazionale;
- razionalizzare il ricorso al Sistema di protezione per i titolari di protezione internazionale e per i minori stranieri non accompagnati;
- prevedere la revoca della cittadinanza acquisita dagli stranieri condannati in via definitiva per reati di terrorismo.

Al fine di conseguire questi obiettivi, il decreto prevede quanto segue:

- si introduce una tipizzazione dei casi di tutela complementare, con precisi requisiti per i soggetti interessati (i.e. vittime di grave sfruttamento lavorativo, di tratta, di violenza domestica, etc.), salvo il potere-dovere delle Commissioni territoriali di valutare l'eventuale sussistenza dei presupposti del principio di non respingimento ('non refoulement'), individuando i profili di rischio in cui il richiedente asilo incorrerebbe in caso di esecuzione del provvedimento di espulsione;
- si interviene, nel rispetto delle norme europee, sulle domande reiterate al solo scopo di impedire l'esecuzione imminente di un provvedimento di allontanamento. Si introduce, inoltre, una specifica procedura per le domande presentate in frontiera dopo che il cittadino straniero è stato fermato per avere eluso o tentato di eludere i controlli e si prevede l'ipotesi di trattenimento dei richiedenti asilo, strumentale all'accertamento dell'identità o della cittadinanza del richiedente.
- si amplia il catalogo di reati che, in caso di condanna definitiva, comportano il diniego o la revoca della protezione internazionale, inserendovi ipotesi delittuose di particolare gravità e che destano allarme sociale. Per tali reati si prevede, inoltre, in caso di condanna in primo grado, la sospensione del procedimento per la concessione della protezione e l'espulsione del cittadino straniero. Identica procedura è prevista nel caso in cui il soggetto imputato per tali reati, benché non ancora condannato, sia ritenuto di particolare pericolosità sociale;
- si introducono misure per assicurare l'effettività dei provvedimenti di rimpatrio di coloro che non hanno titolo a soggiornare nel territorio nazionale, prolungando da 90 a 180 giorni la durata massima del trattenimento dello straniero nei Centri di Permanenza per il Rimpatrio e prevedendo la possibilità di procedere per l'esecuzione dei lavori di costruzione o ristrutturazione di detti centri attraverso procedure negoziate, per lavori di importo inferiore alle soglie comunitarie in un arco temporale di 3 anni.

Con riferimento alla **sicurezza pubblica**, il decreto legge mira ai seguenti obiettivi: *i)* rafforzare i dispositivi a garanzia della sicurezza pubblica, con particolare riferimento alla minaccia del terrorismo e della criminalità organizzata di tipo mafioso; *ii)* migliorare il circuito informativo tra le Forze di Polizia e l'Autorità Giudiziaria e pervenire e contrastare le infiltrazioni criminali negli enti locali.

In particolare, il decreto prevede: *i)* l'estensione dei controlli attraverso dispositivi elettronici per particolari fattispecie di reato (i.e. maltrattamenti e *stalking*); *ii)* nuove prescrizioni in materia di contratti di noleggio di autoveicoli per la prevenzione di atti di terrorismo; *iii)* l'estensione dell'ambito di applicazione del divieto di accesso urbano (DASPO urbano), nonché

l'applicazione di quello relativo alle manifestazioni sportive anche a coloro che siano indiziati per reati di terrorismo; *iv*) un'apposita disposizione che consente anche alla Polizia Municipale di utilizzare in via sperimentale armi comuni ad impulso elettrico; *v*) misure finalizzate al contrasto del fenomeno delle occupazioni arbitrarie di immobili, attraverso l'inasprimento delle pene fissate nei confronti di promotori o organizzatori dell'invasione, nonché con la possibilità di disporre intercettazioni.

Infine, il decreto contiene norme per **migliorare l'efficienza e la funzionalità dell'ANBSC**, anche attraverso il rafforzamento della sua organizzazione. In particolare, vengono istituite 4 nuove sedi dell'Agenzia con la possibilità di vendere sul mercato gli immobili confiscati, impedendo che rimangano a carico dello Stato per un lungo periodo.

Il Governo ha completato la progettazione della piattaforma informatica e dell'infrastruttura tecnologica per la carta d'identità elettronica (CIE) e la conseguente implementazione e realizzazione è in fase di ultimazione. Entro il 31 dicembre 2018 è infatti prevista l'istallazione delle postazioni di lavoro dedicate alla CIE presso tutti i Comuni. Al 31 agosto 2018 sono state installate postazioni di lavoro presso 7.395 Comuni. Le CIE emesse alla stessa data risultano in totale 4.934.152.

Con riferimento al contrasto alla criminalità diffusa, il Governo attuerà gli strumenti normativi che sono intervenuti in materia di misure di prevenzione, testimoni di giustizia e sulla sicurezza delle città, misurandone l'efficacia anche nell'ottica di eventuali correttivi che possano migliorarne i risultati. Inoltre, assume rilievo la modernizzazione degli ordinamenti del personale delle Forze di Polizia, i cui ruoli sono stati ridisegnati dal decreto legislativo n. 95 del 2017 ma il cui processo di attuazione è tuttora in corso.

A partire dal 2015, si è registrata una generale e progressiva diminuzione degli indici di delittuosità. Tale risultato è ascrivibile anche all'introduzione dell'innovazione tecnologica. Per esempio, il 'sistema Mercurio', piattaforma tecnologica installata su circa 1.000 autovetture della Polizia di Stato per il controllo del territorio, è utilizzato per la video-sorveglianza in mobilità e per il servizio di lettura automatica delle targhe. Tale sistema sarà gradualmente esteso, entro il 2020, a tutti i veicoli della Polizia di Stato destinati al controllo del territorio in ambito nazionale.

Si procederà alla reingegnerizzazione del Sistema Informativo Elettorale (S.I.EL) per l'adeguamento delle infrastrutture tecnologiche al nuovo sistema di assegnazione dei seggi[44], anche in vista delle prossime elezioni europee.

Il Governo chiederà una delega al Parlamento per una revisione sistematica dell'ordinamento degli Enti Locali, che ridefinisca il complessivo assetto della materia, armonizzando le disposizioni originarie sia con la riforma del Titolo V della Costituzione del 2001 (L. Cost. n. 3/2001), sia con i numerosi interventi di settore succedutisi negli anni, in particolare la L. n. 56 del 2014 (cd. Legge Delrio) e gli interventi per la legalità territoriale.

[44] Introdotto dalla L. n. 165/2017.

Difesa

Per la tutela degli interessi strategici nazionali e per fronteggiare la complessità del cambiamento e i suoi impatti sulla sicurezza collettiva, il Governo intende sviluppare una Strategia Sistemica per la Sicurezza Nazionale che - oltre all'azione indispensabile svolta dalle Forze armate e dalla Difesa - preveda il coinvolgimento di tutte le componenti del Sistema Paese

A tal fine, andrà ricercata a livello nazionale la massima sinergia con gli altri ministeri, l'industria, il mondo accademico nonché i settori della ricerca di base e avanzata, al fine di consolidare meccanismi stabili di collaborazione. A livello internazionale si continuerà a operare nell'alveo delle organizzazioni e delle alleanze di tradizionale ancoraggio per la proiezione estera, contribuendo agli interventi necessari e vitali per la tutela degli interessi anche nazionali, prestando la massima attenzione nella destinazione delle relative risorse, a fronte dei costi associati.

Il Governo intende procedere ad una graduale trasformazione dello strumento militare, razionalizzando i sistemi di difesa, ad esclusione dei settori di ricerca e di utilizzo a scopi duali. A tal fine si procederà alla massima ottimizzazione delle risorse, eliminando sprechi ed inutili duplicazioni. L'obiettivo è evolvere verso uno strumento militare moderno, efficace, efficiente, economicamente sostenibile, da impiegare con oculatezza in relazione alle priorità strategiche dell'Italia.

Rimarranno quindi cruciali le cooperazioni, sia nell'ambito della struttura di difesa comune integrata della NATO, sia nel contesto della Politica di Sicurezza e Difesa Comune (PSDC) dell'UE. In particolare, nell'ambito della Cooperazione Strutturata Permanente (*Permanent Structured Cooperation* - PESCO), l'Italia intende sostenere e valorizzare le opportunità offerte dal Fondo Europeo della Difesa (*European Defence Fund* - EDF), che prevede finanziamenti sia per la ricerca tecnologica sia per lo sviluppo di capacità strategiche, nonché dal Programma Europeo di Sviluppo Industriale per la Difesa (*European Defence Industrial Development Programme* - EDIDP), finalizzato a supportare progetti di cooperazione industriale multilaterale tra aziende europee nel settore della Difesa.

Il Governo si impegnerà anche a sviluppare ulteriormente le politiche per l'innovazione e per la ricerca scientifica e tecnologica, con il contributo del mondo accademico, dell'Industria e del settore privato. In particolare, lavorerà per creare e integrare competenze specialistiche avanzate nel settore industriale, attraverso la formazione di centri di competenza ad alta specializzazione costituiti da Università/Ricerca e Industria (grandi e piccole-medie imprese), al fine di favorire il trasferimento tecnologico e l'innovazione nei processi produttivi, l'adozione e la diffusione delle tecnologie abilitanti. In linea con le esigenze di difesa, sicurezza e resilienza del Paese, verrà favorita l'adozione del paradigma '*Multipurpose-by-design*' che, nel recepire le esigenze operative delle Forze armate, proceda allo sviluppo di tecnologie abilitanti e correlate capacità militari a molteplice scopo.

Relativamente alla minaccia cibernetica, alto fattore di rischio per il Paese da cogliere anche come un'opportunità di investimenti, il Governo intende sviluppare programmi di acquisizione per accedere a strumenti operativi ad alto

contenuto tecnologico, al fine di preservare la protezione e la resilienza dei sistemi e delle reti strategiche nazionali.

Parimenti, nell'ambito della sicurezza energetica si opererà per il raggiungimento di elevate capacità di resilienza energetica, per la riduzione dei consumi e dei fabbisogni nonché per la produzione e l'approvvigionamento da fonti eco-sostenibili. Con particolare riferimento ai siti a valenza strategica, si esaminerà la possibilità di implementare distretti energetici intelligenti (*smart military district*), nei quali sia massimizzato il ricorso all'auto-consumo e ove la gestione dei flussi energetici avvenga in tempo reale, in un alveo certo di sicurezza cibernetica, in perfetta simbiosi con il binomio cyber security - *energy security*.

Compatibilmente con le risorse finanziarie disponibili, il Governo intende altresì sviluppare un approccio volto a fornire nuove opportunità, favorendo da un lato la possibilità di nuove assunzioni nelle Forze dell'Ordine appartenenti al Dicastero (Arma dei Carabinieri), dall'altro elaborando e sviluppando un nuovo piano delle assunzioni. Queste ultime avverranno nell'area sia operativa sia tecnico-industriale, formando i giovani sul territorio in sinergia con le istituzioni locali ed il mondo delle imprese che ruota intorno alla Difesa, in cui arsenali, stabilimenti, poli di mantenimento ed enti militari a carattere industriale dovranno rappresentare un'opportunità di sviluppo.

Il Governo procederà, inoltre, alla razionalizzazione dell'impiego delle risorse nelle spese militari, al fine di evitare sprechi e duplicazioni, anche con riferimento alla riforma del patrimonio immobiliare non più utile ai fini istituzionali. A tal riguardo, verrà assicurata l'ulteriore razionalizzazione delle strutture militari, eliminando quelle non più necessarie e accorpando, ove possibile, quelle che svolgono funzioni similari, in un'ottica di aggregazione interforze ed internazionale.

Infine si continuerà a sviluppare la cultura dell'efficacia, dell'efficienza e delle economie delle risorse, attraverso l'implementazione delle più moderne procedure di controllo di gestione.

TAVOLA IV.2– LE AZIONI STRATEGICHE DEL CRONOPROGRAMMA

	Ambiti	Area di *Policy*	Azioni	Tempi
1	Il debito e la finanza pubblica	Finanza pubblica	Riduzione del debito e prosecuzione riduzione deficit strutturale	2018-2020
2		Finanza pubblica	Revisione della spesa	2018-2020
3		Finanza pubblica	Riduzione dei ritardi dei pagamenti della Pubblica Amministrazione	2018-2020
4		Finanza pubblica	Rafforzamento della strategia di riduzione del debito attraverso privatizzazioni, dismissioni del patrimonio immobiliare e riforma delle concessioni	2018-2020
5	Tassazione, revisione della spesa e lotta alla evasione	Politiche fiscali	Riduzione della pressione fiscale per sostenere la crescita (*flat tax, tax expenditures*, accise, cuneo fiscale)	2018-2020
6		Politiche fiscali	Coordinamento, rafforzamento e semplificazione dell'amministrazione fiscale ('pace fiscale ')	2018-2020
7		Politiche fiscali	Investimenti in ICT e risorse umane a sostegno della lotta all'evasione fiscale e per favorire la *tax compliance*	2018-2020
8		Politiche fiscali	Ridurre le controversie tributarie e migliorare l'efficacia della riscossione	2018-2020
9	Credito	Banche e Credito	Proseguire la riduzione dello stock di crediti deteriorati	2018-2019
10		Banche e Credito	Riforma della disciplina delle crisi di impresa e dell'insolvenza (Legge Delega)	Entro il 2018
11		Banche e Credito	Amministrazione straordinaria delle grandi imprese in stato di insolvenza	Entro il 2018
12		Banche e Credito	Attrazione investimenti esteri e monitoraggio delle misure alternative al credito bancario	2018-2020
13	Lavoro, *welfare* e produttività	Lavoro e *welfare*	Rafforzamento dei servizi per il lavoro	2018-2020
14		Lavoro e *welfare*	Reddito di cittadinanza	2018-2020
15		Lavoro e *welfare*	Misure di sostegno alla famiglia e alla disabilità	2018-2020
16		Lavoro e *welfare*	Sostegno all'occupazione femminile e giovanile e politiche per il secondo percettore di reddito	2018-2020
17		Lavoro e *welfare*	Misure per rafforzare equità del sistema pensionistico	2018-2020
18		Lavoro e *welfare*	Disposizioni per la dignità dei lavoratori e delle imprese	2018-2020
19		Lavoro e *welfare*	White Jobs per il mercato del lavoro dei professionisti sanitari	2018-2020
20		Istruzione e competenze	Piano nazionale per la formazione dei docenti	2018-2020
21		Istruzione e competenze	Completare l'attuazione del Piano Nazionale Scuola Digitale	2018-2020
22		Istruzione e competenze	Piano nazionale per la scuola inclusiva	2018-2020
23		Istruzione e competenze	Programma nazionale per la ricerca	2018-2020
24	Investimenti e riequilibrio territoriale	Investimenti	Piano nazionale per gli investimenti pubblici e rafforzamento PPP	2018-2020
25		Investimenti	Adeguamento della normativa sugli appalti e monitoraggio dell'efficacia dei provvedimenti	2018-2020
26		Riequilibrio territoriale	Attuazione dei Patti per il Sud e sblocco investimenti	2018-2020
27		Riequilibrio territoriale	Credito d'imposta su investimenti privati e incentivazione spesa in conto capitale a favore del Mezzogiorno	2018-2020
28	Competitività	Competitività	Attuazione della riforma del sistema portuale e del Piano nazionale della portualità e della logistica	2018-2020
29		Competitività	Dissesto idrogeologico e rischio sismico (Casa Italia)	2018-2020
30		Competitività	Crescita e sviluppo imprese: Impresa 4.0 e contrasto alle delocalizzazioni	2018-2020
31		Competitività	Internazionalizzazione e competitività, protezione Made in Italy	2018-2020
32		Competitività	*Start up* e PMI innovative, *Blockchain e Intelligenza artificiale*	2018-2020
33		Competitività	Piano strategico del turismo e dei beni culturali	2018-2020
34		Competitività	Tutela biodiversità, mobilità sostenibile, servizio idrico integrato e attuazione misure per economia circolare	2018-2020
35		Competitività	Liberalizzazioni e concorrenza	2018-2020
36		Sanità	Attuazione Patto per la Salute e Patto per la Sanità digitale	2018-2020
37		PA	Semplificazioni normative e amministrative per imprese e cittadini	Entro il 2019
38		PA	Razionalizzazione delle società partecipate	Entro il 2019
39		PA	Riforma dei servizi pubblici locali in termini di qualità e affidamento	2018-2020
40		PA	Riforma della dirigenza pubblica	Entro il 2019
41		PA	Completare attuazione Agenda per la semplificazione, avviare Piano Triennale per l'ICT nella PA *cybersecurity*.	2018-2020
42		Giustizia	Riforma del processo penale e disciplina della prescrizione	2018-2019
43		Giustizia	Contrasto alla criminalità organizzata e ai patrimoni illeciti	2018-2020
44		Giustizia	Riforma detenzione	2018-2020
45		Giustizia	Reati contro la PA e lotta alla corruzione	2018-2020
46		Giustizia	Efficienza del processo civile	2018-2020
47		Immigrazione e sicurezza	Contrasto all'immigrazione irregolare e tutela sicurezza cittadino	2018-2020
48		Riforme Costituzionali	Riduzione parlamentari, soppressione CNEL, potenziamento strumenti democrazia diretta	2018-2020

APPENDICE

TAVOLA A1 - EFFETTI DEL DECRETO LEGGE N. 55 DEL 2018 SULL'INDEBITAMENTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
MAGGIORI RISORSE	91	82	16	58
Maggiori entrate	0	10	4	58
Proroga del pagamento dei contributi non versati nei territori colpiti dal sisma	*0*	*0*	*4*	*24*
Proroga sospensione e rateizzazione dei tributi sospesi nei territori colpiti dal sisma	*0*	*0*	*0*	*24*
Altro	*0*	*10*	*0*	*11*
Minori spese	91	72	12	0
Fondo per interventi strutturali di politica economica	*40*	*43*	*0*	*0*
Fondo speciale di parte corrente	*27*	*10*	*8*	*0*
Fondo per le esigenze indifferibili	*24*	*15*	*0*	*0*
Altro	*0*	*4*	*4*	*0*
UTILIZZO RISORSE	91	82	16	58
Minori entrate	88	78	8	0
Proroga del pagamento dei contributi non versati nei territori colpiti dal sisma	*39*	*36*	*0*	*0*
Proroga sospensione e rateizzazione dei tributi sospesi nei territori colpiti dal sisma	*34*	*35*	*1*	*0*
Altro	*14*	*7*	*7*	*0*
Maggiori spese	3	4	8	58
Fondo per interventi strutturali di politica economica	*0*	*0*	*4*	*58*
Altro	*3*	*4*	*4*	*0*
EFFETTO SULL'INDEBITAMENTO NETTO	*0*	*0*	*0*	*0*

Nota: eventuali imprecisioni derivano da arrotondamenti.

TAVOLA A2 - EFFETTI DEL DECRETO LEGGE N. 87 DEL 2018 SULL'INDEBITAMENTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
MAGGIORI RISORSE	165	523	508	512
Maggiori entrate	98	410	490	483
Aumento prelievo erariale unico (apparecchi da gioco AWP e VLT)	*40*	*234*	*318*	*351*
Aumento del contributo addizionale per i rinnovi dei contratti di lavoro a tempo determinato	*11*	*69*	*69*	*70*
Abolizione split payment per prestazioni rese alla PA da professionisti - rimborsi e compensazioni	*44*	*89*	*44*	*0*
Esonero contributivo previdenziale, fino a 3000 euro, per assunzioni giovani under 35 nel biennio 2019-2020 - effetti fiscali	*0*	*0*	*28*	*49*
Abrogazione agevolazioni fiscali e contributive alle società dilettantistiche lucrative	*3*	*12*	*10*	*10*
Modifiche alla disciplina del contratto di lavoro a tempo determinato - NASPI - effetti fiscali	*0*	*7*	*9*	*3*
Rinvio della decorrenza dell'obbligo della fatturazione elettronica per gli acquisti di carburante per autotrazione - effetti fiscali	*0*	*0*	*13*	*0*
Minori spese	67	112	18	29
Fondo speciale di parte corrente	*31*	*70*	*1*	*0*
Modifiche alla disciplina del contratto di lavoro a tempo determinato - NASPI	*0*	*0*	*15*	*28*
Fondo per le esigenze indifferibili	*20*	*0*	*0*	*0*
Fondo per interventi strutturali di politica economica	*4*	*19*	*0*	*0*
Altro	*12*	*24*	*1*	*1*
UTILIZZO RISORSE	161	494	508	512
Minori entrate	145	424	457	430
Divieto di pubblicità dei giochi per il contrasto al disturbo del gioco d'azzardo	*0*	*147*	*198*	*198*
Esonero contributivo previdenziale, fino a 3000 euro, per assunzioni giovani under 35 nel biennio 2019-2020	*0*	*32*	*112*	*163*
Abolizione split payment per prestazioni rese alla PA da professionisti	*79*	*159*	*79*	*0*
Modifiche alla disciplina del contratto di lavoro a tempo determinato	*5*	*46*	*50*	*50*
Aumento del contributo addizionale per i rinnovi dei contratti di lavoro a tempo determinato - effetti fiscali	*0*	*10*	*17*	*18*
Rinvio della decorrenza dell'obbligo della fatturazione elettronica per gli acquisti di carburante per autotrazione	*57*	*0*	*0*	*0*
Rinvio della decorrenza dell'obbligo della fatturazione elettronica per gli acquisti di carburante per autotrazione - effetti fiscali	*0*	*29*	*0*	*0*
Altro	*4*	*1*	*1*	*1*
Maggiori spese	16	70	51	82
Fondo per interventi strutturali di politica economica	*5*	*7*	*41*	*72*
Modifiche alla disciplina del contratto di lavoro a tempo determinato - NASPI	*8*	*51*	*0*	*0*
Fondo per interventi a favore delle società dilettantistiche	*3*	*12*	*10*	*10*
EFFETTO SULL'INDEBITAMENTO NETTO	4	29	0	0

Nota: eventuali imprecisioni derivano da arrotondamenti.

TAVOLA A3 - EFFETTI DEL DECRETO LEGGE N. 91 DEL 2018 SULL'INDEBITAMENTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)	2018	2019	2020	2021
MAGGIORI RISORSE	169	336	378	247
Maggiori entrate	0	0	0	0
Minori spese	169	336	378	247
Differimento al 2020 efficacia atti amministrativi relativi ad alcune spese in conto capitale	*140*	*320*	*350*	*220*
Riduzione del Fondo per i risparmiatori che hanno subito un danno ingiusto, non altrimenti risarcito in ragione della violazione degli obblighi di informazione, diligenza e correttezza	*25*	*0*	*0*	*0*
Altro	*4*	*16*	*28*	*27*
UTILIZZO RISORSE	169	335	378	247
Maggiori spese	169	335	378	247
Istituzione di un Fondo di sola cassa destinato a finanziare investimenti degli enti locali attraverso l'utilizzo dei risultati di amministrazione degli esercizi precedenti	*140*	*320*	*350*	*220*
Incremento Fondo per la stabilizzazione del tasso di interesse e di cambio in operazioni di export credit	*0*	*5*	*28*	*27*
Incremento del Fondo per la tutela stragiudiziale dei risparmiatori	*25*	*0*	*0*	*0*
Proroga delle misure urgenti per lo svolgimento dell'anno scolastico 2018/2019 nei territori colpiti dagli eventi sismici del 2016 e del 2017	*3*	*5*	*0*	*0*
Altro	*1*	*5*	*0*	*0*
EFFETTI SULL'INDEBITAMENTO NETTO	0	1	0	0

Nota: eventuali imprecisioni derivano da arrotondamenti.

È possibile scaricare la

Nota di Aggiornamento del
DOCUMENTO DI ECONOMIA E FINANZA 2018
dai siti Internet
www.mef.gov.it • www.dt.tesoro.it • www.rgs.mef.gov.it

ISSN: 2240-0702

Exhibit (5)

Report on Public Debt in 2017, dated July 26, 2018

MINISTERO DELL'ECONOMIA E DELLE FINANZE

RAPPORTO SUL DEBITO PUBBLICO 2017



www.dt.tesoro.it/it/debito_pubblico/

MINISTERO DELL'ECONOMIA E DELLE FINANZE

RAPPORTO SUL DEBITO PUBBLICO 2017

INDICE

INDICE DELLE TABELLE

INDICE DEI GRAFICI E DELLE FIGURE

I. OBIETTIVI DELLA GESTIONE DEL DEBITO PER IL 2017

I.1 GLI OBIETTIVI DEL TESORO E LA PRASSI INTERNAZIONALE IN TEMA DI GESTIONE DEL DEBITO

Gli obiettivi e i rischi della gestione del debito nella prassi internazionale

Come già richiamato nelle precedenti edizioni di questo rapporto, la gestione del debito pubblico del Tesoro è allineata alla migliore prassi internazionale, in piena coerenza quindi con le raccomandazioni delle principali istituzioni finanziarie multilaterali e le prassi seguite dai gestori del debito pubblico (detti DMO - *Debt Management Office* nella terminologia internazionale) dei paesi avanzati.

Le *best practice* internazionali si sono sviluppate nel tempo[1], grazie al contributo della condivisione e dell'analisi di esperienze avvenute in contesti economici e giuridici affatto diversi. Esse si basano sul riconoscimento unanime di una relazione inversa tra costo e rischio (di rifinanziamento e di tasso d'interesse) del debito, e pertanto definiscono gli obiettivi principali della gestione del debito pubblico in base alla necessità di:

- coprire le necessità di finanziamento dell'Amministrazione centrale;
- minimizzare i costi del debito contratto subordinatamente al mantenimento di livelli di rischio che - in un orizzonte temporale di medio-lungo periodo[2] - possano essere ritenuti accettabili;
- mantenere l'accesso al mercato domestico ed internazionale in una prospettiva di lungo periodo.

La relazione tra minimizzazione dei costi del debito e controllo dei rischi derivanti dalla struttura del debito stesso va inquadrata all'interno delle caratteristiche proprie della finanza pubblica. Infatti, i bilanci pubblici necessitano del massimo grado ottenibile di programmabilità e di certezza prospettica delle poste di bilancio, al fine di limitare il rischio di dover ricorrere

[1] A titolo di esempio, la prima edizione in 2 volumi dei *Green Books* dell'OCSE sul *Government Debt Management* venne pubblicata nel 1983. Seguirono altri aggiornamenti nel 1993, nel 2002 e nel 2005. Un riferimento importante rimangono le diverse edizioni delle Guidelines for Public Debt Management elaborate congiuntamente dalla Banca Mondiale e dal Fondo Monetario Internazionale, l'ultima delle quali è stata elaborata nel 2014 e pubblicata nel 2015 (si veda il testo all'indirizzo http://www.worldbank.org/content/dam/Worldbank/document/Debt/Revised%20Guidelines%20for%20Public%20Debt%20Management%202014_v2.pdf).

[2] L'edizione più recente delle linee guida del Fondo Monetario Internazionale e dalla Banca Mondiale sulla gestione del debito pubblico recita (pag. 17 del testo di cui al link sopra riportato): "*Il principale obiettivo della gestione del debito pubblico è assicurare che le esigenze di finanziamento del governo e il pagamento dei relativi obblighi siano realizzati ad un costo che nel medio-lungo termine risulti il più basso possibile, compatibile con un prudente grado di rischio... I Governi dovrebbero mirare a minimizzare i costi attesi per il servizio del debito...subordinatamente ad un livello di rischio che - in un orizzonte di medio-lungo periodo - risulti accettabile.*"

alla leva fiscale in termini significativi e in tempi ristretti per far fronte a spese impreviste (sforzo fiscale che risulterebbe in concreto tanto meno realizzabile, quanto più importanti ne fossero le dimensioni relative ed improvvisa la tempistica). Per tale motivo, le *best practice* internazionali, pur consapevoli della generale maggior onerosità dell'indebitamento a lunga scadenza e a tasso fisso, individuano in strutture di debito eccessivamente sbilanciate su durate brevi o su tassi variabili un fattore di sostanziale incremento della vulnerabilità di un Paese[3]. Tali strutture infatti possono risultare (apparentemente) appetibili per ridurre i costi del servizio del debito (e quindi il deficit) nel breve termine, ma comportano. in contropartita, un incremento sostanziale della volatilità della spesa per interessi e dei rischi di mercato insiti nel portafoglio di debito e quindi nel bilancio pubblico.

Le principali tipologie di rischio cui si trovano di fronte i gestori del debito pubblico appartengono alla categoria dei rischi di mercato ed includono i rischi di tasso d'interesse e di cambio, di rifinanziamento, di liquidità, di credito, operativo.

Come si vede, i vari rischi riconducono principalmente, sia pure con modalità diverse, all'eventualità che un aumento repentino del costo del debito ne comprometta la sostenibilità.

In concreto, l'esposizione di un portafoglio di debito pubblico ai rischi suddetti è in funzione della sua composizione, ed in particolare della proporzione tra debito a breve o a medio-lungo termine, tra tasso fisso e variabile, nonché della quota denominata in valuta estera. Un ulteriore, fondamentale elemento da tenere in considerazione nella valutazione dei suddetti rischi è l'esistenza ed il mantenimento di un mercato il più possibile vasto, liquido e profondo per il collocamento e lo scambio dei titoli di Stato.

Nelle condizioni normalmente prevalenti sui mercati finanziari, e prescindendo dal merito creditizio del singolo emittente, il costo del debito è più elevato per le scadenze più lunghe, che invece riducono maggiormente i rischi di rifinanziamento e di tasso. Quindi, per quanto riguarda tipologia di tasso e durata del debito, la scelta più prudente è in linea generale più costosa, mentre quella meno costosa espone a rischi maggiori. Poiché al gestore del debito pubblico è richiesto di perseguire l'obiettivo di ridurre il costo del debito *e nel contempo* di contenere i rischi di mercato, esso dovrà quindi, in concreto, confrontarsi con un *trade-off*, selezionando, tra le alternative effettivamente disponibili, quella combinazione costo-rischio che sia ritenuta soddisfacente[4] in relazione alle caratteristiche del portafoglio ed alle strategie complessive. Tale *trade-off* non risponde a criteri invariabili e validi per tutti i DMO, ma al contrario viene declinato differentemente dai gestori del debito pubblico di ciascun Paese, secondo le caratteristiche del relativo portafoglio, del mercato di riferimento e delle politiche fiscali perseguite: in Italia l'orientamento particolarmente prudenziale è stato dettato dall'ampiezza del debito (il terzo del mondo in valore

[3] Considerazioni al riguardo possono essere reperite in *Guide to the Debt Management Performance Assessment (DeMPA) Tool*, World Bank 2009.

[4] Le linee guida del Fondo Monetario Internazionale e dalla Banca Mondiale osservano al riguardo che "*Minimizzare il costo ignorando il rischio non può essere un obiettivo. Transazioni che mostrano costi di servizio del debito più bassi spesso inglobano rischi significativi per il governo e possono limitarne la capacità di ripagare i creditori. Pertanto la gestione del costo e del rischio implica un* trade-off".

assoluto), che non consente tattiche opportunistiche, ma deve privilegiare continuità, prevedibilità e strategie di lungo periodo.

Naturalmente, il compito assegnato al DMO di perseguire il contenimento del costo del debito subordinatamente al mantenimento ad un livello accettabile dei rischi sottesi alla struttura in essere non si esaurisce al momento dell'emissione ed in relazione alle condizioni di mercato allora esistenti, ma si realizza in un'azione continua anche successivamente all'emissione, in maniera dinamica e rispetto agli sviluppi del mercato.

Il Tesoro e le sedi di confronto internazionale sulla gestione del debito

Come già esposto, le *best practice* internazionali si sono formate dalla condivisione continua di esperienze tra i gestori di debito pubblico e gli altri soggetti o Istituzioni coinvolti. Il processo di individuazione e di calibrazione degli obiettivi del Tesoro beneficia di un costante stretto coordinamento internazionale con le competenti istituzioni estere e sovranazionali, oltre che di regolari contatti con gli investitori istituzionali domestici ed internazionali e con le agenzie di *rating*. Di seguito sono elencati le principali modalità con cui il Tesoro sviluppa il confronto internazionale sui temi inerenti la gestione del debito pubblico:

- Rapporti regolari con i DMO europei sono assicurati nell'ambito dell'apposito Sottocomitato (European Sovereign Debt Markets - ESDM) del Comitato economico-finanziario dell'Unione Europea, un organismo - quest'ultimo - con funzioni consultive per la Commissione Europea e per il Consiglio dell'Unione Europea, incaricato di delineare le azioni di coordinamento delle politiche economiche e finanziarie degli Stati Membri.
- Viene curata una regolare presenza nei gruppi di lavoro di istituzioni sovranazionali quali l'OCSE, il FMI e la Banca Mondiale. Il Tesoro partecipa altresì al Working Party on Public Debt Management (WPDM) dell'OCSE[5], che costituisce una sede stabile di confronto delle politiche e delle tecniche di gestione del debito pubblico tra i Paesi membri dell'Organizzazione, nonché al Government Borrowers' Forum organizzato annualmente dalla Banca Mondiale per condividere fra i circa 40 Paesi partecipanti esperienze concrete. Un riconoscimento implicito dello standing del Tesoro nella gestione del debito pubblico è costituito dal Public Debt Management Network[6], un'iniziativa congiunta promossa dall'OCSE, dalla Banca Mondiale e dal Dipartimento del Tesoro (quale unica Istituzione statale accanto alle due multilaterali) finalizzata alla condivisione di conoscenze ed informazioni sulle tematiche della gestione del debito pubblico.
- Un'altra fondamentale occasione di coordinamento istituzionale è rappresentata dalla partecipazione ai gruppi di lavoro statistici di Eurostat e dal contributo alla predisposizione delle notifiche semestrali nell'ambito della

[5] Il WPDM ha iniziato a riunirsi come Gruppo di lavoro di esperti nella gestione del debito pubblico in sede OCSE nel 1979. Il Tesoro contribuisce continuativamente ai lavori annuali del WPDM fin dal 1985 e fa parte del Comitato d'Indirizzo (*Steering Group*) costituito nel 2003. Attualmente i lavori del WPDM vedono la partecipazione dei DMO di tutti i 35 Paesi dell'OCSE nonché - come osservatori - del Fondo Monetario Internazionale, della Banca Mondiale e della Commissione Europea.

[6] Cfr. www.publicdebtnet.org

procedura per i disavanzi eccessivi (Excessive Deficit Procedure - EDP), in relazione soprattutto alla corretta registrazione delle poste direttamente connesse al debito pubblico secondo il sistema europeo armonizzato di contabilità nazionale (SEC - o ESA, adottando l'acronimo anglosassone). Il presidio di tali aspetti contabili consente di tenere sotto controllo ogni profilo rilevante, anche al di là delle generali considerazioni di carattere strettamente finanziario e di impatto diretto sul bilancio dello Stato.

- Infine, il Tesoro partecipa alle riunioni annuali dell'International Retail Debt Management Conference, formata da DMO di un ristretto numero di Paesi e specificatamente dedicata alle tematiche operative riguardanti il collocamento di titoli di Stato presso investitori non istituzionali, che ogni due anni si giova della collaborazione della Banca Mondiale per un confronto allargato a Paesi emergenti.

Il processo di elaborazione degli obiettivi di gestione del debito nel modello organizzativo adottato dal Tesoro

Incaricata della gestione del debito pubblico è la Direzione Seconda del Dipartimento del Tesoro.

Nella Direzione sono presenti le funzioni tipiche degli operatori dei mercati finanziari e che caratterizzano anche i DMO nei Paesi avanzati: le funzioni di *Front*, *Middle* e *Back Office*. Sono altresì presenti funzioni di predisposizione di documentazione legale, di comunicazione, di statistica, di relazione con istituzioni esterne, nonché attività informatiche e tutte le altre funzioni di carattere giuridico-amministrativo e contabile che sono comuni alla struttura ministeriale. Una nota illustrativa sintetica di tali funzioni e delle attività svolte, accompagnata da una descrizione grafica della struttura organizzativa della Direzione, è allegata al presente Rapporto.

L'individuazione e il monitoraggio degli obiettivi di gestione del debito sono svolti dagli uffici coinvolti nelle funzioni di *Middle Office*, che comprendono: a) le attività di analisi, che consentono di delineare il profilo di costo/rischio che deve delimitare l'operatività e di individuare le strategie di emissione e di copertura più opportune; b) le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici e il *reporting* istituzionale[7]; c) il monitoraggio del rischio di controparte, che determina alcuni vincoli da rispettare per la gestione del portafoglio derivati e per le operazioni di impiego della liquidità[8].

[7] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione del Debito Pubblico è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

[8] Le attività a diretto contatto con il mercato (*Front Office*) riguardano invece l'emissione del debito attraverso i programmi domestico ed estero, la gestione di breve termine della liquidità, le operazioni straordinarie di concambio e riacquisto nonché le operazioni in strumenti derivati. Funzionali allo svolgimento delle attività di *Front Office* sono il monitoraggio del mercato secondario dei titoli di Stato e la selezione e valutazione degli Specialisti in titoli di Stato.

I.2 IL QUADRO ISTITUZIONALE

Il debito totale delle Pubbliche Amministrazioni ricomprende le passività lorde consolidate di tutte le Amministrazioni centrali, degli Enti territoriali e degli Istituti previdenziali pubblici. Una nozione più ristretta coincide invece con l'ammontare dei titoli di Stato in circolazione e quindi riguarda i soli titoli emessi dallo Stato, sul mercato interno e su quello estero.

Questo Rapporto, come per gli scorsi anni[9], si riferisce a questa seconda, più circoscritta accezione, che peraltro è quella oggetto della normativa speciale rappresentata dal Testo Unico del Debito Pubblico[10] (TUDP). Al 31 dicembre 2017 il debito costituito dai titoli di Stato rappresentava circa l'84,5% del debito pubblico complessivo.

Le principali caratteristiche dei titoli di Stato in circolazione - scadenza, tipo di remunerazione, modalità e frequenza di emissione - sono riassunte nella Tabella I.1.

Le funzioni di *Back Office* comprendono la predisposizione dei decreti di emissione, di ogni altra documentazione relativa all'emissione di prestiti - quali i prospetti dei programmi di emissione internazionale (*Global Bond*, *Medium Term Note*) e degli altri titoli collocati con metodologie diverse dall'asta - e al perfezionamento di derivati. Il *Back Office* cura inoltre le attività relative alle procedure per l'esecuzione dei pagamenti.

Vi sono poi altre funzioni svolte dalla Direzione del debito pubblico. Tra queste, quelle che possono essere catalogate come funzioni di comunicazione: informazioni in tempo reale riguardanti l'attività di emissione; produzione di statistiche su struttura, dinamica e composizione dei titoli di Stato e del relativo mercato; produzione di statistiche in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali. Eventuali operazioni straordinarie di intervento sul debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

[9] Tutte le edizioni del Rapporto sul Debito pubblico sono reperibili all'indirizzo http://www.dt.tesoro.it/it/debito_pubblico/presentazioni_studi_relazioni/

[10] Testo Unico delle disposizioni legislative e regolamentari in materia di debito pubblico (Decreto del Presidente della Repubblica del 30 dicembre 2003, n.398).

TABELLA I.1: I TITOLI DI STATO DOMESTICI

	BOT	CTZ	CCT/CCTeu	BTP	BTP€i	BTP Italia
	Buoni Ordinari del Tesoro	Certificati del Tesoro Zero Coupon	Certificati di Credito del Tesoro	Buoni del Tesoro Pluriennali	Buoni del Tesoro Pluriennali Indicizzati all'inflazione europea	Buoni del Tesoro Pluriennali indicizzati all'inflazione italiana
Scadenza	3, 6, 12 mesi e inferiore a 12 mesi (BOT flessibili)	24 mesi	5, 7 anni	3,5,7,10,15,20, 30 e 50 anni	5,10,15,30anni	4,6,8 anni
Remunerazione	Emissione a sconto	Emissione a sconto	Cedole variabili semestrali indicizzate al tasso delle aste BOT 6 mesi o all'Euribor 6 mesi, eventuale scarto di emissione	Cedole fisse semestrali, eventuale scarto di emissione	Cedole semestrali indicizzate all'inflazione europea (indice HICP al netto dei tabacchi), eventuale scarto di emissione e rivalutazione del capitale a scadenza	Cedole semestrali indicizzate all'inflazione italiana (indice FOI al netto dei tabacchi), rivalutazione semestrale del capitale e premio fedeltà* a scadenza
Metodo di Emissione	Asta competitiva sul rendimento	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale con determinazione discrezionale di prezzo e quantità emessa	Asta marginale** con determinazione discrezionale di prezzo e quantità emessa	Asta marginale** con determinazione discrezionale di prezzo e quantità emessa	Attraverso il MOT (Borsa Italiana), il mercato elettronico al dettaglio
Frequenza di Emissione	Mensile	Mensile	Mensile	Mensile e in base alle condizioni di mercato per i BTP 15 e 30 anni	Mensile	Una/due volte l'anno

*) Per i risparmiatori individuali e altri affini che acquistano il titolo all'emissione durante la Prima Fase del periodo di collocamento.
**) Le prime tranche di nuovi BTP a lunga scadenza (superiore a 10 anni) o BTP€i possono essere offerte sul mercato tramite sindacato di collocamento.

L'attività di gestione del debito pubblico, per la quota parte riferita appunto al debito negoziabile sui mercati rappresentata dai titoli di Stato, è stata svolta in base a quanto previsto dall'Atto di indirizzo del Ministro, dalla Direttiva generale per l'azione amministrativa e la gestione del Ministero dell'Economia e delle Finanze (MEF) e dal "Decreto Cornice" per il 2017[11], il Decreto che delinea gli obiettivi di riferimento per lo svolgimento dell'attività amministrativa nel settore delle operazioni finanziarie volte alla gestione del debito pubblico. Quanto previsto in questi provvedimenti è stato poi tradotto in termini operativi nelle "Linee Guida della gestione del debito pubblico" per il 2017 (d'ora in poi "Linee Guida[12]").

[11] Decreto del 22 dicembre 2016 pubblicato nella Gazzetta Ufficiale n. 304 del 30 dicembre 2016.
[12] Le Linee Guida del Debito Pubblico sono pubblicate sul sito del Dipartimento del Tesoro - Direzione del Debito Pubblico del MEF all'indirizzo http://www.dt.mef.gov.it/it/debito_pubblico/presentazioni_studi_relazioni/

Anche per l'anno 2017 - come ampiamente illustrato nel primo "Rapporto sul debito pubblico" con riferimento al 2014 - l'Atto di indirizzo ha incluso tra le priorità politiche quella di proseguire"*...l'impegno nella gestione del debito pubblico volta a contenerne il costo e a stabilizzarne o prolungarne la vita media*" e la Direttiva generale ha tradotto tale priorità politica nei due obiettivi strategici di contenimento del costo del debito, con particolare attenzione al suo profilo costo/rischio, e monitoraggio e gestione del Conto disponibilità[13], mirati alla stabilizzazione del saldo.

Il Decreto Cornice per il 2017, analogamente agli anni precedenti, ha fornito maggiori dettagli circa gli strumenti operativi cui la Direzione del Debito Pubblico è autorizzata a far ricorso per il raggiungimento dei propri obiettivi. In particolare, all'art. 2 si prevede l'emissione di prestiti "*nel rispetto del limite stabilito annualmente dalla Legge di approvazione del bilancio di previsione dello Stato*", pari alla copertura dei titoli in scadenza nell'anno e, in aggiunta, al fabbisogno del Settore Statale, avendo cura di "*...contemperare l'esigenza di acquisire il gradimento dei mercati con quella di contenere il costo complessivo dell'indebitamento in un'ottica di medio-lungo periodo, considerata l'esigenza di protezione dal rischio di rifinanziamento e di esposizione a mutamenti dei tassi di interesse*".

A tal fine, nello stesso articolo sono stati fissati degli specifici intervalli percentuali in termini di composizione del debito alla fine del 2017, così articolati:

- BOT (titoli a breve termine) tra il 3% e l'8% (invariato rispetto all'anno precedente);
- BTP (titoli "nominali" a tasso fisso) tra il 60% ed il 75% (con un limite inferiore più elevato rispetto alla fascia tra il 55% ed il 75% fissata per l'anno precedente);
- CCT/CCTeu (titoli "nominali" a tasso variabile) tra il 5% ed il 10% (invariato rispetto all'anno precedente);
- CTZ non oltre il 4% (in leggera diminuzione rispetto al limite del 5% fissato per l'anno precedente);
- BTP€i e BTP Italia (titoli "reali") non oltre il 15% (invariato rispetto all'anno precedente).

Inoltre, relativamente ai titoli emessi sui mercati esteri, è stato stabilito che questi potessero essere emessi per un importo che, al netto dei rimborsi, non comportasse il superamento del 5% dei titoli in circolazione al termine del 2017 (invariato rispetto all'anno precedente).

Al fine di perseguire il "*contenimento del costo complessivo dell'indebitamento, la protezione dai rischi di mercato e di rifinanziamento e il buon funzionamento del mercato secondario dei Titoli di Stato*", l'art. 3 ha autorizzato, come negli anni precedenti, l'utilizzo di operazioni che intervengono sulla struttura del debito già in essere, vale a dire operazioni di riacquisto, scambio o rimborso anticipato di titoli, nonché operazioni in strumenti derivati.

[13] Le informazioni sulla natura del Conto disponibilità e sul contesto della connessa operatività sono fornite nel successivo Par. I.IV

Per contenere il rischio di credito derivante da queste ultime operazioni, l'art. 4 del Decreto Cornice ha individuato i criteri di affidabilità delle relative controparti, prevedendo inoltre la possibilità di porre in essere accordi finalizzati alla reciproca prestazione di garanzia (*collateral*).

Infine, con riferimento alla gestione del Conto disponibilità, l'art. 6 del Decreto Cornice ha stabilito che essa mira "*ad un'efficiente movimentazione delle giacenze liquide, in relazione alla strategia di emissione dei titoli di Stato, alle condizioni prevalenti sul mercato e ai vincoli imposti dalle disposizioni di politica monetaria*". La disciplina della movimentazione della liquidità del Tesoro e della selezione delle controparti che partecipano alle relative operazioni trova fondamento nel decreto ministeriale del 25 ottobre 2011.

In estrema sintesi, gli obiettivi assegnati alla gestione del Debito Pubblico dal Decreto Cornice, in termini di composizione "a tendere" per la fine del 2017, intendevano privilegiare le scadenze a medio-lungo termine e ridurre quelle a breve termine, in linea[14] quindi con le *best practice* internazionali. Lo scopo era di continuare a ridurre il rischio di tasso di interesse e di rifinanziamento, mantenendo la vita media dei titoli di Stato ad un livello almeno pari a quello del 2016[15], in un contesto di mercato tendenzialmente meno favorevole a quello realizzatosi nell'anno precedente. Nelle Linee Guida per il 2017, pertanto, in piena coerenza con i provvedimenti di cui sopra, il Tesoro si è impegnato specificatamente a:

1. calibrare le nuove scadenze dei titoli in emissione in modo che la vita media dello *stock* dei titoli di Stato rimanga almeno sui medesimi livelli;
2. incrementare moderatamente l'offerta di BOT, in considerazione del minore ammontare di scadenze di tale comparto del 2017, senza tuttavia modificarne sostanzialmente il peso percentuale rispetto all'anno precedente;
3. presentarsi al mercato con volumi complessivi più elevati, rispetto al 2016, di emissioni indicizzate all'inflazione dell'Eurozona, con una presenza diversificata su tutti i principali comparti e scadenze, includendo anche il potenziale lancio di un nuovo 10 anni indicizzato all'inflazione dell'Eurozona; per quanto riguarda i BTP Italia, le cui scadenze 2017 superavano i 39 miliardi, l'obiettivo era non solo di riproporre due collocamenti, ma anche di gestire il rilevante ammontare in scadenza - previa analisi di fattibilità - mediante operazioni di concambio e riacquisto;
4. offrire i CCTeu regolarmente su base mensile, e per volumi più elevati che nel 2016, anche per tenere conto delle ampie scadenze, ma non venendo meno all'obiettivo di contenere l'esposizione al rischio di tasso;
5. nell'ambito dei BTP nominali, accrescere in termini assoluti i volumi offerti sulle scadenze a 3 e 5 anni, ma con un lieve aumento della sola scadenza a 3 anni in proporzione alle emissioni annue, mantenendo le emissioni sulle scadenze a 7 e 10 su volumi in linea con quelli del 2016; sulle scadenze ancora più lunghe, diversificare l'offerta, anche grazie all'introduzione - avvenuta nel 2016 - delle due nuove scadenze a 20 e 50 anni, proponendo di

[14] Cfr. *supra*, I.1.

[15] Nel 2015 la vita media dello *stock* dei titoli di Stato era passata da 6,38 a 6,52 anni; nel 2016 aveva raggiunto 6,76 anni.

volta in volta i titoli che mostravano maggiore profondità di mercato e migliore qualità della domanda finale;

6. porre in essere un significativo ammontare di operazioni di concambio e riacquisto, al fine soprattutto di gestire il profilo delle scadenze del biennio 2018-2019 e, laddove possibile, anche dello stesso 2017, avendo anche cura di agevolare il processo di stabilizzazione e riduzione del debito, in linea con gli impegni programmatici di finanza pubblica;
7. per quanto riguarda i derivati, veniva prevista una gestione attiva del portafoglio di operazioni già in essere mirata a migliorarne la performance nel corrente contesto di mercato, prevedendo altresì la copertura di eventuali nuove emissioni in valuta estera tramite *cross currency swap*, in un contesto regolato da un sistema di garanzie bilaterali.

Durante il 2017, come negli anni precedenti, la Direzione del Debito Pubblico è stata pertanto chiamata a garantire che le emissioni necessarie per la copertura dei titoli in scadenza e del fabbisogno del Settore Statale dell'anno, e più in generale tutte le attività di gestione del debito, fossero tali da contenere il costo del debito con una particolare attenzione alle principali categorie di rischio da mantenere sotto controllo, contribuendo al tempo stesso a garantire un livello adeguato di stabilità e prevedibilità del saldo del Conto disponibilità.

I.3 IL CONTENIMENTO DEL COSTO DEL DEBITO CON ATTENZIONE AL PROFILO COSTO/RISCHIO

Il trade-off costo/rischio: le specificità del caso italiano

La normale gestione del *trade-off* tra costo e rischio, cui si è accennato sopra, prende le mosse dall'analisi di diverse strategie di emissione del debito, di cui viene calcolato innanzitutto il relativo costo, in termini di onere del servizio del debito, che a sua volta dipende dai tassi di interesse a cui vengono collocati i titoli su mercato. Di ogni strategia vengono anche esaminati i relativi rischi, che possono assumere molteplici dimensioni, così come molteplici sono le misure di rischio adottate[16].

Come già segnalato nei rapporti degli anni precedenti, in Italia la gestione del debito si è focalizzata in particolare su due rischi principali: quello di tasso di interesse, al fine di minimizzare l'impatto sull'onere del debito derivante dai movimenti dei tassi di interesse di mercato, e quello di rifinanziamento, con lo scopo di distribuire più uniformemente nel tempo le scadenze al fine di agevolare il collocamento di nuovo debito, presentandosi in questo modo sul mercato per volumi coerenti con la sua capacità di assorbimento ed evitando così rialzi indesiderati del costo di finanziamento.

Questo approccio alla gestione del debito, già di per sé in linea con la prassi internazionale, in Italia ha storicamente dovuto tener conto in passato - e si misura tuttora - con l'elevata dimensione del debito, in termini assoluti e in

[16] Per il dettaglio delle misure di costo e rischio si vedano i paragrafi successivi di questo capitolo.

rapporto al PIL, che necessariamente ha portato ad un atteggiamento ancora più prudenziale nei confronti del rischio, per due ordini di motivi.

Di questi, il primo - come già ampiamente rappresentato nelle scorse edizioni del Rapporto - è costituito dal fatto che, per l'Italia, una componente significativa del livello dei tassi di interesse all'emissione dei titoli di Stato è costituita dal premio per il rischio di credito richiesto dagli investitori per finanziare un soggetto altamente indebitato[17]. Tale componente è poco correlata al ciclo economico, a differenza di Paesi con debito più contenuto e merito di credito più elevato, per i quali i movimenti dei tassi d'interesse sul debito sono di gran lunga più coerenti con il ciclo economico, rendendo meno cruciale la gestione del rischio di tasso ai fini della dinamica del rapporto debito/PIL. In Italia, invece, il premio di rischio nel medio periodo tende ad essere correlato negativamente con la crescita economica, proprio per via della percezione della sostenibilità del debito. Per questo è necessario tendere ad una composizione del debito meno vulnerabile possibile rispetto agli andamenti dei tassi di interesse di mercato.

In secondo luogo, visto l'elevato debito, per l'Italia è più importante - rispetto ad altri Paesi - stabilizzare e rendere prevedibile la spesa per interessi, sia al fine di evitare il ricorso alla leva fiscale a seguito di eventuali *shock* sui tassi e sia per gestire più agevolmente gli impegni di finanza pubblica in funzione dei requisiti europei, basati in particolar modo sul controllo del deficit e della dinamica del debito.

Sotto tutti i profili sopra richiamati, da molti anni per l'Italia è quindi cruciale porre al centro della strategia di gestione del debito il controllo dei rischi di mercato, ed in particolare quelli di rifinanziamento e di tasso.

Le misure del rischio di rifinanziamento e gli strumenti per la sua gestione

L'indicatore di riferimento per quantificare la misura di questo rischio è quello della vita media dello *stock* di titoli di Stato: viene calcolata una media delle scadenze di tutti i titoli in circolazione, ponderata per il valore nominale[18] di ciascun titolo. Dopo una discesa che durava dal 2011, alla fine del 2014 la vita media del debito in titoli di Stato si era sostanzialmente stabilizzata, attestandosi a 6,38 anni, per iniziare poi nel 2015 una fase di risalita raggiungendo i 6,52 anni, divenuti poi 6,76 anni nel 2016.

In linea con l'Atto di indirizzo e la Direttiva del Ministro sopra menzionati, l'obiettivo di contenimento del costo del debito con attenzione al profilo

[17] A seguito dell'introduzione della moneta unica, la percezione e valorizzazione del rischio di credito per i Paesi con alto debito dell'Area Euro sono molto diminuite; tuttavia esse sono riemerse dopo l'inizio della crisi finanziaria globale del 2007-2008, e soprattutto con la successiva crisi del debito sovrano, dopo la quale gli *spread* di credito tra i Paesi ad alto debito e gli altri non sono ritornati ai livelli di allineamento precedenti la crisi.

[18] Per "valore nominale" viene utilizzata la definizione adottata nel Regolamento CE 479/2009 del 25 maggio 2009: "*....Il valore nominale di una passività in essere alla fine dell'anno è il valore facciale; Il valore nominale di una passività indicizzata corrisponde al valore facciale aumentato dell'incremento indicizzato del valore in conto capitale maturato alla fine dell'anno; le passività denominate in valuta estera sono convertite nella moneta nazionale al tasso di cambio rappresentativo del mercato in vigore l'ultimo giorno lavorativo di ciascun anno; ......le passività denominate in valuta estera e convertite mediante accordi contrattuali nella moneta nazionale sono convertite nella moneta nazionale al tasso convenuto nei predetti accordi*".

costo/rischio è stato quindi operativamente tradotto, anche nelle Linee Guida per il 2017, in termini di attuazione di una politica di emissione e gestione del debito volta a consolidare la vita media compatibilmente con le condizioni di mercato.

Parallelamente, la gestione del rischio di rifinanziamento doveva essere perseguita mediante una graduale riduzione dei volumi di titoli in scadenza negli anni di più elevata concentrazione dei rimborsi, rendendone il profilo maggiormente uniforme. In particolare, visto il profilo annuale delle scadenze a fine 2016 (Grafico I.1), nonché quello mensile fino al 2019 (Grafico I.2), è stata valutata la necessità di ridurre i volumi in scadenza non solo nel biennio 2018-2019, ma anche nei mesi più carichi del 2017[19], ponendo in essere operazioni di riacquisto e concambio focalizzate preferibilmente su titoli in scadenza in tale arco temporale e, ove possibile, calibrando opportunamente le emissioni di BOT.

GRAFICO I.1: PROFILO ANNUALE DELLE SCADENZE – TITOLI A MEDIO-LUNGO TERMINE IN ESSERE AL 31.12.2016 (milioni di euro)


220.000
200.000
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
BTP
BTP€i
BTP Italia
CCT
CTZ
Estero
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2039
2040
2041
2042
2043
2044
2045
2046
2047
2053-2063
2067

GRAFICO I.2: PROFILO MENSILE DELLE SCADENZE – TITOLI A MEDIO-LUNGO TERMINE PER GLI ANNI 2017-2019 IN ESSERE AL 31.12.2016 (milioni di euro)


50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
BTP
BTP€i
BTP Italia
CCT
CTZ
Estero
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
gen-18
feb-18
mar-18
apr-18
mag-18
giu-18
lug-18
ago-18
set-18
ott-18
nov-18
dic-18
gen-19
feb-19
mar-19
apr-19
mag-19
giu-19
lug-19
ago-19
set-19
ott-19
nov-19
dic-19

[19] Febbraio, maggio, giugno, agosto e novembre.

Inoltre, gli strumenti menzionati dovevano mirare anche a stabilizzare il saldo del Conto disponibilità, neutralizzando il più possibile le fluttuazioni di breve e brevissimo termine delle disponibilità liquide del Tesoro.

Le misure del rischio di tasso di interesse e gli strumenti per la sua gestione

Il rischio di tasso viene quantificato principalmente con tre misure che sono la *duration* (o durata finanziaria) l'*average refixing period* (tempo medio di "aggancio" dei tassi di interesse di mercato), nonché con il *Cost-at-Risk*, che fornisce una quantificazione del costo aggiuntivo massimo in termini di spesa per interessi in caso di scenari di tasso avversi, unitamente alla probabilità di dover effettivamente sostenere questo costo aggiuntivo, derivante a sua volta dalla probabilità di questi scenari avversi[20].

Il Decreto Cornice per il 2017 all'art. 2, comma 2, dispone di contenere il costo complessivo dell'indebitamento compatibilmente non solo con la protezione dal rischio di rifinanziamento ma in relazione all'esposizione ai mutamenti dei tassi di interesse. La situazione di mercato a fine 2016 evidenziava, d'altro canto, prospettive più incerte, soprattutto sul fronte dell'andamento dei tassi di interesse, rendendo più sfidante il raggiungimento di un ulteriore aumento di durata finanziaria ed *average refixing period,* rispetto a quanto conseguito nel 2016. Per riuscire a mantenere, se non a migliorare, il livello di questi indicatori di rischio l'attività di emissione doveva essere accompagnata da operazioni di intervento sull'esistente: riacquisti, concambi e strumenti derivati.

L'analisi del *Cost at Risk* (*CaR*) è stata invece utilizzata, per mezzo del modello sviluppato internamente ed in uso ormai da alcuni anni presso la Direzione del Debito Pubblico, denominato SAPE[21] (Software di Analisi dei Portafogli di Emissione), per individuare, con una determinata probabilità, un livello di costo atteso che non può essere ecceduto, nonché tutte quelle composizioni delle emissioni di titoli le cui combinazioni di costo/rischio si collochino su una frontiera efficiente, siano cioè tali da risultare dominanti - per un dato livello di costo o di rischio - rispetto ad ogni altra ipotetica composizione del portafoglio di emissioni.Per testare le caratteristiche di ipotetici portafogli di emissione si è proceduto a stimare per ciascuno di essi, su un dato periodo temporale futuro, sia il costo in termini di spesa per interessi, sia il suo rischio di tasso (*Cost-at-Risk*) calcolato in diversi possibili scenari di evoluzione dei tassi di interesse e di inflazione. La base dati per il debito in circolazione utilizzata da SAPE a fine 2016 era composta dai titoli domestici, titoli denominati in dollari USA e strumenti derivati. Considerati i vincoli sia sulle emissioni di titoli in dollari USA

[20] Vedasi il Focus "I principali indicatori quantitativi del rischio di tasso di interesse" a pag. 22 del Rapporto Annuale sul Debito Pubblico 2014, reperibile all'indirizzo già citato alla nota 9 di questo Capitolo.

[21] Il modello utilizzato dal Tesoro e lo sviluppo del software relativo furono avviati sulla base di un finanziamento MIUR all'Istituto Applicazioni del Calcolo del CNR (quale capofila di un gruppo che comprendeva anche le Università Bocconi, Statale di Milano e Tor Vergata di Roma); negli anni, ha poi visto diverse fasi di sviluppo gestite in collaborazione tra il citato Istituto del CNR ed il MEF, che negli ultimi anni si è avvalso anche del supporto analitico ed informatico di Sogei. Per una descrizione dettagliata del SAPE - Software di Analisi dei Portafogli di Emissione, si rinvia al relativo Focus di approfondimento contenuto a pag. 26 del Rapporto sul Debito Pubblico 2014, v. *supra*.

che su strumenti derivati per gli anni futuri si è ipotizzato che il rifinanziamento delle scadenze negli anni futuri avvenisse unicamente con titoli domestici e l'assenza di nuove operazioni in derivati per la gestione del rischio di tasso. Questa ipotesi non confligge con l'opportunità di considerare anche emissioni sotto programmi esteri, poiché queste sono vincolate a condizioni di costo generalmente migliori, o almeno pari, a quelle ottenibili con equivalenti strumenti domestici, quindi sostanzialmente indifferenti in simulazioni di emissioni future.

Il ruolo della strategia di emissione per la gestione del trade-off rischio di tasso/costo per il 2017

L'individuazione di una politica di emissione che abbia gli obiettivi di allungamento di vita media, *average refixing period* o della durata finanziaria, cioè di miglioramento degli indicatori di rischio di rifinanziamento e di tasso di interesse è da valutare sempre in combinazione con i maggiori costi che tale strategia comporta dovuta alla richiesta da parte del mercato di una remunerazione più elevata per titoli con scadenze maggiori. Pertanto, la programmazione del portafoglio di emissioni per l'anno doveva tener conto di questo *trade-off*, cioè della stima del costo marginale richiesto dal mercato per migliorare gli indicatori di rischio menzionati in precedenza. Per affrontare questo esercizio, in occasione della definizione delle "Linee Guide per l'anno 2017" alla fine del 2016, la Direzione del Debito Pubblico ha proceduto preliminarmente con l'individuazione di un set di possibili portafogli di emissione su titoli domestici, giudicati compatibili con le condizioni di mercato e le caratteristiche fondamentali della gestione del debito pubblico in Italia. Tali portafogli sono stati selezionati per la loro fattibilità, anche tenendo conto di analisi di mercato prodotte da centri di ricerca finanziaria, banche, banche centrali e altre istituzioni finanziarie.

Come condizione preliminare, tutti i portafogli dovevano consentire di finanziare:

a) le scadenze dei titoli a medio-lungo termine previste per il 2017 (pari ad oltre 217 miliardi di euro),
b) le scadenze dei BOT già in circolazione (pari a poco più di 107 miliardi di euro), insieme con quelle relative ai BOT emessi ed in scadenza in corso d'anno,
c) il fabbisogno di cassa del Settore Statale (previsto allora nella misura di poco inferiore ai 50 miliardi di euro rispetto alla NdaDEF del settembre 2016 oppure poco oltre 55 miliardi di euro rispetto al DBP di ottobre 2016), nonché garantire sufficienti disponibilità liquide del Tesoro, per provvedere a tutte le esigenze della gestione di cassa. Di seguito vengono riportate sinteticamente le caratteristiche degli otto portafogli analizzati:

GRAFICO I.3: PORTAFOGLI DI EMISSIONE ANALIZZATI PER L'ANNO 2017


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
A
B
C
D
E
F
G
H
I
CCTeu
Linker
BTP 15-50Y
BTP 3-10y
CTZ
BOT

Portafoglio A (o Portafoglio 2016): è la composizione delle emissioni domestiche adottata nel 2016, caratterizzata, in termini lordi, da un 38% circa di emissioni di BOT, pressoché equamente suddivise tra la scadenza annuale e la semestrale, meno del 5% di CTZ, poco più del 7% di CCTeu, quasi il 6,5% di titoli indicizzati (quota comprensiva di BTP€i e BTP Italia), e tutto il resto in BTP nominali. Fra questi, quasi il 15% rappresentato dai titoli più brevi del comparto (3 e 5 anni), il 17,6% dalle scadenze a 7 e 10 anni e, infine, una quota sul segmento a più lungo termine del 10,25%[22];

Portafoglio B: rispetto al Portafoglio 2016, vede un incremento considerevole della quota dei titoli indicizzati all'inflazione sia italiana che europea, in particolare sulle scadenze a cinque e dieci anni. Si è simulato un lieve aumento dei BOT e del BTP sulla scadenza triennale. Ad eccezione del comparto BTP a 7y e del CTZ che restano pressoché invariati, tutti gli altri segmenti subiscono delle riduzioni, particolarmente evidente nel segmento BTP decennale ma anche in quelli più lunghi; questo portafoglio, lungi dall'essere effettivamente praticabile vista la quota simulata di emissione sui comparti inflazione, è stato elaborato alla scopo di verificare ed evidenziare quale sarebbe l'impatto sul costo e sul rischio di un aumento dell'esposizione del debito all'inflazione (sia domestica che europea), con una riduzione analoga delle emissioni di titoli nominali a lungo termine, inclusa la scadenza decennale;

Portafoglio C: rispetto al Portafoglio A, si è mantenuta sostanzialmente invariata la quota di BOT ed azzerata la quota di emissione sui titoli indicizzati all'inflazione europea. Viceversa, l'ammontare che nel Portafoglio A era riservato ai titoli BTP€i viene collocato sui titoli BTP Italia. Inoltre viene ridotta la quota sui titoli con scadenze brevi (lievemente il CTZ ed il BTP a 3 anni mentre più consistentemente il BTP a 5 anni) ed incrementate le quote su titoli a più elevata scadenza ed in particolare i BTP a 10 e 15 anni. Con questo portafoglio si è cercato di cogliere gli effetti derivanti da un potenziale andamento divergente tra

[22] Il dettaglio delle emissioni 2016 è riportato nelle tabelle III.6.a e III.6.b nel successivo Cap. III.

inflazione europea e quella italiana, aumentando l'esposizione alla seconda rispetto alla prima, ma mantenendo un orientamento sulle scadenze a tasso fisso di medio lungo termine;

Portafoglio D: rispetto al Portafoglio A, vi è un azzeramento delle emissioni di BTP Italia a favore di quelle BTP€i nonché di CCT ed i segmenti BTP a 10 e 15 anni; in questo senso, le motivazioni sono speculari rispetto a quelle del portafoglio C;

Portafoglio E: è stato ipotizzato un portafoglio non dissimile dal Portafoglio A; tuttavia in questo portafoglio si è simulato un lieve incremento della quota BOT (soprattutto la componente annuale), del CTZ e del segmento BTP sulla scadenza a 3 anni compensato da una riduzione lieve dei segmenti lunghi ed extra-lunghi del comparto BTP. Con questo portafoglio si è cercato di simulare gli effetti di costo-rischio ribilanciando in modo lieve il peso delle emissioni dai comparti lunghi della curva BTP verso strumenti di breve termine fino all'area triennale;

Portafoglio F: rispetto ai Portafogli A ed E, vede un incremento sostanziale di BOT e CTZ, una riduzione ampia di tutto il comparto BTP, percentualmente più incisiva sulle scadenze più lunghe, ed una modesta ricomposizione degli indicizzati su BTP Italia; in questo caso si è selezionato un portafoglio molto esposto sugli strumenti a breve termine, per valutarne le proprietà in termini di potenziale incremento del rischio di tasso, a fronte di una quasi certa riduzione dei costi medi all'emissione;

Portafoglio G: rispetto al Portafoglio A, incorpora una ricomposizione del comparto BTP con lievi riduzioni dei segmenti a 3 e 5 anni sulla parte breve ed a 30 e 50 sulla parte lunga della curva a vantaggio dei segmenti a 10 e 15 anni, lasciando i BOT invariati e riducendo lievemente i CTZ . Il comparto inflazione è lievemente incrementato, in parte su BTP Italia ed in parte sui segmenti più lunghi dei titoli indicizzati all'inflazione europea. Si tratta di un portafoglio che tende a privilegiare i punti centrali della curva sottopesando marginalmente l'area 5 anni nominale ed i punti estremi della curva (30 e 50 anni) per testarne le proprietà in termini di variazione del rischio di tasso rispetto alla variazione attesa dei costi medi all'emissione;

Portafoglio H: rispetto al Portafoglio A, contempla una marcata riduzione delle emissioni sul comparto BOT ed un deciso ribilanciamento delle emissioni dai BTP nominali con scadenza fino a 7 anni in favore dei BTP e BTP€i lunghi, con scadenza superiore ai dieci anni; l'analisi di questo portafoglio vuole evidenziare gli effetti derivanti da una strategia di emissione fortemente sbilanciata sulla scadenze lunghe, in particolare quanto sarebbe l'aumento di costo eventualmente da sostenere per ottenere un allungamento di *duration* e vita media del debito, con evidenti benefici in termini di riduzione del rischio di tasso e di rifinanziamento;

L'analisi è stata svolta, per ogni portafoglio di emissione, su un orizzonte trentennale e ne sono stati esaminati gli effetti nel primo quadriennio 2017-2020.

Ai diversi portafogli di emissione sono stati applicati 200 scenari generati dal modello SAPE per la curva dei rendimenti italiana, le curve *zero coupon inflation swap*[23] per i titoli indicizzati all'inflazione italiana ed europea e l'Euribor semestrale. La generazione degli scenari dei tassi di interesse ha tenuto conto dell'informazione relativa alla durata del programma PSPP, che si sarebbe estesa sicuramente almeno fino al termine del 2017. La misura di costo utilizzata è stata quella dell'evoluzione attesa della spesa per interessi media mensile nel quadriennio considerato. Quella per il rischio è data dalla differenza tra l'evoluzione della spesa per interessi media mensile nel quadriennio che lascia solo un 5% di probabilità che questa possa essere più elevata e quella attesa di cui sopra (*Relative Cost-at-Risk*).

La larga parte dei portafogli esaminati (7 su 8) fornisce risultati in termini di costo-rischio molto simili tra loro con l'eccezione di quelli più estremi (F e H) che evidentemente sono stati scartati perché troppo rischiosi o costosi rispetto a portafogli alternativi.

Il Portafoglio E è risultato essere tra i più efficienti, nel senso che - con la sola eccezione del portafoglio B, largamente sbilanciato sul comparto inflazione - si è constatato come tutti gli altri consentano di conseguire un rischio minore, ma solo a prezzo di un costo atteso significativamente più elevato. E' il caso dei portafogli A, C, D, G e I.

Dall'uso del modello è quindi emerso che nel 2017, escludendo il portafoglio B (nel quale era stato simulato un incremento della quota collocata su titoli indicizzati all'inflazione tale da essere difficilmente assorbibile dal mercato senza creare un'alterazione del tasso di equilibrio tra la domanda e l'offerta), sarebbe stato ottimale incrementare lievemente la quota di BOT, CTZ e del segmento BTP sulla scadenza triennale, compensata da una riduzione lieve dei segmenti lunghi ed extra-lunghi del comparto BTP.

Il ruolo delle operazioni in derivati per la gestione del trade-off rischio di tasso/costo per il 2017

Come già evidenziato[24], l'obiettivo di contenere il costo subordinatamente al mantenimento di un livello accettabile dei rischi sottesi alla struttura esistente del debito, attribuito al gestore del debito pubblico dalle *best practices* internazionali, non si esaurisce al momento dell'emissione ed in relazione alle condizioni di mercato allora esistenti, ma si realizza concretamente, in maniera dinamica, in un'azione continua, anche successiva all'emissione. Tra gli strumenti che il gestore del debito pubblico ha a disposizione in epoca successiva all'emissione per intervenire su tali rischi vi sono, oltre alle operazioni di concambio e di riacquisto, i derivati di tasso d'interesse che consentono per l'appunto di contenere il rischio di tasso d'interesse, modificando la composizione

[23] Le curve *zero coupon inflation swap* sono comunemente usate per prezzare i contratti *swap* in cui due controparti si scambiano un flusso fisso nominale ed un flusso variabile indicizzato all'inflazione, in modo da avere uguaglianza dei valori attuali dei due flussi. Per il modello SAPE queste curve sono cruciali perché consentono di modellare le emissioni future di titoli indicizzati a partire dalle curve di rendimento nominali.

[24] Per una indispensabile, più ampia disamina degli obiettivi perseguiti con l'utilizzo di strumenti derivati in quest'ottica di gestione del debito vedasi *supra*, I.1 nonché i documenti ivi citati.

dei tassi senza cambiare le caratteristiche dei titoli collocati presso gli investitori[25]. Eventuali disallineamenti tra la struttura di portafoglio risultante dall'esito dei collocamenti sul mercato dei capitali e gli obiettivi gestionali ritenuti preferibili possono così essere colmati con l'uso dei derivati[26], aumentando l'aderenza dell'azione del gestore del debito agli obiettivi programmatici e svincolando in parte il raggiungimento di tali obiettivi dagli andamenti registrati in sede di collocamento. L'attività di emissione, specie nel caso italiano - considerata l'entità del debito - non può che essere gestita con continuità e prevedibilità, al fine di creare per i potenziali acquirenti dei titoli i presupposti tecnici dell'indispensabile liquidità dell'investimento. L'esecuzione delle operazioni in derivati, invece, è sganciata da un calendario prestabilito, potendo essere perfezionata in qualunque momento le condizioni di mercato consentano di soddisfare le specifiche esigenze del gestore del debito: esse in tal modo contribuiscono a rimuovere un fattore di rigidità nell'azione gestionale del DMO.

Il Decreto Cornice, nell'autorizzare l'utilizzo degli strumenti derivati, ha previsto che questi concorressero al raggiungimento degli obiettivi gestionali generali di contenimento del costo complessivo dell'indebitamento e di protezione dai rischi di mercato e di rifinanziamento, sulla base delle informazioni disponibili e delle condizioni di mercato.

Dal 2015, dopo la pubblicazione nel settembre 2014 delle nuove regole fissate da Eurostat per la registrazione contabile del valore di mercato di *swap* frutto di ristrutturazioni di *swap* preesistenti o dell'esercizio di *swaption*, l'utilizzo dei derivati nel quadro degli obiettivi di gestione del debito è stato assoggettato a ulteriori vincoli gestionali. Da tali regole, infatti, deriva che - limitatamente ai casi sopra riportati - tali operazioni abbiano un impatto sul livello dello *stock* di debito, ancorché meramente contabile, dato che non richiedono un effettivo ricorso al mercato. L'attività in derivati doveva pertanto complementare l'attività di emissione anche tenendo conto dei più generali obiettivi di finanza pubblica, alla luce dei riflessi contabili prodotti dalla normativa europea, continuando nel contempo a contribuire all'aumento dell'*average refixing period* e della durata finanziaria (*duration*) del debito[27].

[25] Per un riepilogo delle tipologie di operazioni in strumenti derivati utilizzate dalla Direzione del Debito del Dipartimento del Tesoro si rinvia alla sezione III.3 del Rapporto sul Debito Pubblico 2014, reperibile all'indirizzo riportato in nota 9 di questo Capitolo.

[26] Un documento redatto congiuntamente da esperti di *best practice* dell'OCSE, del FMI e della Banca Mondiale nel 2008 rilevava la prassi adottata in proposito da molti gestori del debito sovrano, sottolineando che "l'attuazione della strategia del debito può includere l'uso di derivati per separare le decisioni di finanziamento da quelle di composizione ottimale del portafoglio, ridurre il costo di indebitamento e gestire i rischi di portafoglio (in particolare il rischio di *refixing* del tasso di interesse e il rischio di rifinanziamento)": *"The implementation of the debt strategy may include the use of derivatives to separate funding decision from the optimal portfolio composition decision, reduce the cost of borrowing, and manage risks in the portfolio (in particular interest rate refixing risk and refinancing risk)". - OECD (2008) "Use of Derivatives for Debt Management and Domestic Debt Market Development: Key Conclusions"*, consultabile all'indirizzo http://www.oecd.org/fr/finances/dette-publique/39354012.pdf.

[27] Ai sensi della Legge finanziaria per il 2005 (Legge 30 dicembre 2004, n.311), sono stati stipulati alcuni contratti derivati riferiti a mutui attivi nei confronti di enti pubblici, trasferiti al Tesoro dal bilancio della Cassa Depositi e Prestiti a seguito della trasformazione di quest'ultima in società per azioni (articolo 5 del Decreto-Legge n. 269 del 2003 -c.d. collegato alla Legge finanziaria per il 2004- convertito, con modificazioni, dalla Legge n. 326 del 2003). L'importo nozionale di tali contratti è di poco superiore al 2% dell'intero portafoglio di derivati del Tesoro, come si mostra in dettaglio nella Tabella III.11 (Capitolo III). Questi contratti non rientrano nella gestione del debito e pertanto non sono oggetto del presente Rapporto.

Pertanto, nel 2017 l'attività di gestione delle passività e dei rischi di tasso d'interesse si è focalizzata sulla ristrutturazione di transazioni già presenti nel portafoglio derivati, per le quali si riscontravano elementi di criticità insorti a seguito delle citate modifiche statistico-contabili. In particolare, l'obiettivo perseguito è stato principalmente quello di intervenire su *swaption* con esercizio previsto nell'anno, al fine di ridurre l'incremento di debito derivante dalla generazione degli *off-market swap* ad esse sottesi, come previsto dal nuovo schema contabile armonizzato europeo SEC 2010.

Modalità di attuazione dell'obiettivo di contenimento del costo del debito con attenzione al profilo costo/rischio

In relazione agli obiettivi prefissati, la strategia del Tesoro nel 2017 si è declinata come segue nelle due fasi in cui si articola la gestione del debito:

Le scelte di emissione dei titoli domestici ed esteri

In coerenza con quanto annunciato nelle Linee Guida 2017, in considerazione degli obiettivi in termini di vita media, *duration* e *average refixing period* sopra menzionati e in virtù dei risultati provenienti dall'analisi del *trade-off* costo/rischio, la politica di emissione per il 2017, considerati i maggiori volumi da offrire al mercato rispetto al 2016, doveva mirare a:

a. calibrare le emissioni BOT in modo da ottenere uno *stock* di fine 2017 solo marginalmente più elevato di quello di un anno prima, mantenendo comunque inalterato il peso del comparto sul totale dei titoli di Stato, nonché assicurando la regolarità dei collocamenti a 6 e 12 mesi; sfruttare invece la flessibilità offerta dal ricorso ai BOT trimestrali o flessibili in caso di specifiche esigenze di cassa;
b. ritornare a proporre il CTZ con periodicità mensile , con l'obiettivo di non discostarsi troppo dal rinnovo dei volumi in scadenza;
c. aumentare moderatamente le emissioni di BTP a 3 e 5 anni per tener conto delle maggiori necessità del 2017, soprattutto incrementando lievemente il peso relativo del BTP a 3 anni;
d. mantenere il livello dei volumi emessi sui BTP a 7 e 10 anni, in un contesto di regolarità dei collocamenti e compatibilmente con le condizioni della domanda,;
e. sulle scadenze nominali a più lungo termine, diversificare l'offerta in funzione dell'evoluzione della domanda, approfittando della disponibilità di quattro scadenze: 15, 20, 30 e 50 anni e reagendo con flessibilità all'emergere di domanda di qualità sugli *off the run* di tale comparto, nell'intento di mantenere una presenza significativa in questo mercato;
f. mantenere continuità sulle emissioni di CCTeu sulla scadenza a 7 anni, incrementandone i volumi in emissione per tener conto delle scadenze dell'anno, senza però variarne significativamente il peso sullo stock complessivo a fine anno;
g. aumentare le emissioni di BTP€i rispetto all'anno precedente, sempre tenendo conto delle condizioni della domanda e ripartendo l'offerta tra le

varie scadenze, nella prospettiva di lanciare comunque un nuovo BTP€i a 10 anni;

h. proporre il BTP Italia in due collocamenti, ritornando alla scadenza di 6 anni, al fine di incoraggiare il rinnovo delle considerevoli scadenze soprattutto da parte dell'investitore retail, con la prospettiva, in ogni caso, di un forte ridimensionamento del comparto, dato che il nuovo meccanismo di emissione in due fasi distinte consente di controllare adeguatamente gli ammontari finali collocati;

i. valutare, in relazione alle condizioni di mercato e condizionatamente alla disponibilità di un sistema di collateralizzazione per gli *swap* di copertura del rischio di cambio, la possibilità di tornare ad emettere a valere sul Programma Global, in particolare sul mercato del dollaro; valutare l'opportunità di continuare ad emettere titoli del programma MTN per soddisfare la domanda di primari investitori istituzionali, in risposta a richieste specifiche e con un costo di finanziamento inferiore rispetto a quello degli analoghi strumenti domestici, evitando altresì ripercussioni negative sulle normali emissioni in formato pubblico.

Le operazioni di gestione del debito successive all'emissione

Come già accennato, per conseguire gli obiettivi sopra richiamati a valere sul portafoglio di debito in essere, il Tesoro può fare ricorso anche ad operazioni straordinarie di concambio e riacquisto di titoli di Stato e ad operazioni in derivati.

I concambi e i riacquisti sono strumenti di gestione del debito pubblico volti a contenere il rischio di rifinanziamento, rimodulando il profilo delle scadenze e favorendo al contempo la liquidità e l'efficienza del mercato secondario dei titoli di Stato. A differenza dell'ordinaria attività di emissione, l'esecuzione di tali operazioni non segue un calendario prestabilito, ma dipende dalle specifiche esigenze del Tesoro e dalle condizioni di mercato. La partecipazione alle operazioni straordinarie è riservata agli Specialisti in titoli di Stato.

In dettaglio, le operazioni di concambio consistono nell'emissione di un titolo a fronte del contestuale riacquisto di uno o più titoli in circolazione. Si tratta quindi di uno scambio tra titoli di Stato di diversa scadenza, che può favorire il contenimento del rischio di rifinanziamento. Per tali operazioni il Tesoro si può avvalere del sistema d'asta della Banca d'Italia o del sistema telematico di negoziazione.

Le operazioni di riacquisto sono invece interventi attraverso cui il Tesoro rimborsa anticipatamente titoli di Stato in circolazione. Le risorse finanziarie utilizzate a tal fine possono essere prelevate dalle giacenze del Conto disponibilità o ricorrendo al Fondo per l'ammortamento dei titoli di Stato. L'esecuzione dei riacquisti può avvenire tramite asta in Banca d'Italia o attraverso operazioni bilaterali.

Nelle Linee Guida per il 2017 si citavano pertanto le operazioni straordinarie di concambio e riacquisto tra gli strumenti a disposizione del Tesoro alla luce dell'elevata concentrazione di scadenze previste nel biennio 2018-2019 e, ove possibile, anche nel corso dello stesso 2017. Le Linee Guida precisavano inoltre che le operazioni di riacquisto avrebbero potuto realizzarsi anche direttamente sul

mercato regolamentato (come per le operazioni di concambio) e che sarebbero state anche mirate ad agevolare il processo di riduzione dello stock di debito in circolazione.

Infine, l'attività in derivati sarebbe consistita in una gestione attiva del portafoglio in essere, mirata a migliorarne la performance nel corrente contesto di mercato. Sarebbe stata altresì possibile la copertura di eventuali nuove emissioni in valuta estera tramite *cross currency swap*, condizionatamente alla completa definizione di un sistema bilaterale di garanzie.

I.4 MONITORAGGIO E GESTIONE DEL CONTO DISPONIBILITÀ MIRATI ALLA STABILIZZAZIONE DEL SALDO

Il Conto disponibilità per il servizio di Tesoreria

Il Tesoro, in collaborazione con la Banca d'Italia, gestisce la propria liquidità sulla base delle previsioni dei flussi di Tesoreria e delle relative giacenze. Tale gestione - denominata operatività OPTES - va anche incontro alle esigenze della BCE, che chiede di agevolare la politica monetaria attraverso un'efficiente previsione delle giacenze liquide detenute dalle istituzioni pubbliche presso le banche centrali nazionali dell'Eurozona.

In Italia, la liquidità in questione è custodita prevalentemente sul Conto disponibilità, il conto detenuto dal Tesoro presso la Banca d'Italia in cui sono registrati gli incassi e i pagamenti svolti nell'ambito del servizio di Tesoreria dello Stato. Il saldo di questo conto è, in sostanza, la sommatoria di tutti i conti aperti presso la Tesoreria[28]. In linea con la normativa comunitaria, che vieta alle Banche centrali degli Stati membri di concedere qualsiasi forma di finanziamento ai governi, il Conto non può presentare saldi a debito.

Il saldo del Conto disponibilità si distingue per una forte volatilità, dovuta sia alla molteplicità di soggetti che movimentano fondi presso la Tesoreria dello Stato, sia alla rilevanza di alcuni flussi, che si ripetono ciclicamente, di norma con cadenza mensile. In particolare, sul lato degli incassi, si ha un forte impatto delle entrate fiscali, concentrate in pochi giorni nella seconda metà del mese, mentre tra i pagamenti si distingue l'erogazione delle pensioni, che avviene in prevalenza il primo giorno lavorativo del mese. Anche le emissioni e - ancor più - le scadenze dei titoli di Stato possono determinare ampie fluttuazioni del Conto stesso.

Tali criticità hanno fatto sì che anche per il 2017, in continuità con gli anni precedenti, il Tesoro perseguisse per la gestione del Conto disponibilità l'obiettivo di conseguire *"un'efficiente movimentazione delle giacenze liquide, in relazione alla strategia di emissione dei titoli di Stato, alle condizioni prevalenti sul mercato e ai vincoli imposti dalle disposizioni di politica monetaria"*.

[28] Per un dettaglio maggiore si veda il Decreto Ministeriale n. 51961 del 26 giugno 2015 concernente l'individuazione dei depositi governativi costituiti presso la Banca d'Italia, in attuazione dell'articolo 5, comma 5, del D.P.R. n. 398/2003.

L'operatività OPTES

La gestione della liquidità - o *cash management* - consiste in una operatività quotidiana volta ad assicurare un adeguato livello di disponibilità liquide, in relazione ai molteplici movimenti della Tesoreria dello Stato. Questa attività è strettamente legata alla gestione del debito pubblico e costituisce lo strumento di raccordo tra le emissioni di titoli e le fluttuazioni giornaliere del Conto disponibilità. Come detto, il *cash management* avviene nell'ambito della cosiddetta operatività OPTES, che consiste nel monitoraggio dei saldi e flussi di tesoreria e nello svolgimento di operazioni di mercato monetario.

Il monitoraggio si basa su un continuo scambio di informazioni tra la Banca d'Italia e il MEF (Ragioneria Generale dello Stato e Dipartimento del Tesoro - Direzione del debito pubblico), con dati preventivi e consuntivi relativi a tutti gli incassi e pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e con la conseguente stima del saldo del Conto disponibilità. Gli scambi informativi prevedono aggiornamenti ripetuti nel corso di ciascun giorno lavorativo, con la finalità di stimare il saldo del Conto di fine giornata; le previsioni sulla liquidità del MEF e della Banca d'Italia includono inoltre scenari di più lungo periodo, condivisi con cadenza settimanale, con un orizzonte temporale coerente con le esigenze di politica monetaria.

L'utilizzo di strumenti di *cash management* consiste invece in un'operatività svolta sul mercato monetario, tramite aste quotidiane ed eventuali operazioni bilaterali, con cui il Tesoro di norma impiega la propria liquidità. Le disponibilità attive del Tesoro si compongono, quindi, sia della liquidità giacente sul Conto disponibilità, sia della consistenza degli impieghi effettuati verso gli intermediari finanziari con le quotidiane operazioni di tesoreria OPTES.

Il contesto regolamentare per la gestione della liquidità nel 2017

Nel corso del 2017 la gestione della liquidità è avvenuta in ottemperanza ai principi stabiliti nella Direttiva generale per l'azione amministrativa e la gestione del MEF, e alle indicazioni contenute nelle Linee Guida della gestione del Debito Pubblico per il 2017. In particolare, nella Direttiva generale si prevedeva che il monitoraggio e la gestione del Conto disponibilità, mirati alla stabilizzazione del saldo, dovessero essere basati sull'attento esame dell'andamento del conto stesso, sull'utilizzo di strumenti di *cash management* e sul monitoraggio del rischio di credito connesso a tali operazioni, tenendo conto delle strategie di emissione dei titoli di Stato. Le Linee Guida, inoltre, indicavano l'obiettivo di mantenere una costante presenza sul mercato monetario su scadenze a breve e brevissimo termine, attraverso una quotidiana operatività OPTES caratterizzata, prevalentemente, da aste o negoziazioni bilaterali di impiego della liquidità, con durata overnight o maggiore, in relazione alle esigenze di cassa e alle condizioni di mercato.

Non essendo intervenute modifiche al quadro normativo[29], per quanto attiene la gestione della liquidità, si è continuato a far riferimento al Decreto Cornice che rimanda sostanzialmente al decreto ministeriale del 25 ottobre 2011.

L'attività di *cash management* nell'anno in oggetto si è posta quindi in sostanziale continuità con l'anno precedente, in quanto permaneva il quadro regolamentare in vigore nel 2016 e si confermavano gli interventi di allentamento quantitativo promossi dalla BCE nel corso degli ultimi anni. L'operatività è stata principalmente orientata al contenimento degli effetti delle decisioni di politica monetaria che, tra l'altro, impongono una penalizzazione per i depositi governativi detenuti presso le banche centrali nazionali. Tali depositi sono assoggettati al tasso della *deposit facility*, se negativo, e al tasso EONIA per la sola quota che non eccede lo 0,04% del PIL (nel 2017 pari a 668 milioni per l'Italia). Anche il 2017 si prospettava dunque come un anno complesso per la gestione della liquidità, dovendo perseguire l'obiettivo di dare attuazione al contesto normativo delineato negli anni precedenti e, al tempo stesso, fronteggiando un mercato monetario di non facile interpretazione, con tassi stabilmente in territorio negativo da diversi anni.

[29] Per il dettaglio delle disposizioni in materia di gestione della liquidità si rinvia alle sezioni I.4 e IV.4 del Rapporto sul Debito Pubblico 2014 e alle medesime sezioni del Rapporto sul Debito Pubblico 2015.
Si vedano inoltre la Decisione BCE/2014/23 (https://www.ecb.europa.eu/ecb/legal/pdf/oj_jol_2014_168_r_0015_en_txt.pdf) e l'indirizzo BCE/2014/22 (https://www.ecb.europa.eu/ecb/legal/pdf/oj_jol_2014_168_r_0017_en_txt.pdf)

II. L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO ITALIANI NEL CONTESTO INTERNAZIONALE

II.1 LE POLITICHE MONETARIE E IL MERCATO MONETARIO DELL'AREA EURO

Le politiche monetarie dell'area euro

Il 2017 si è contraddistinto per il ritorno ad una crescita economica solida in tutti i Paesi dell'area dell'euro, nonostante il tasso di inflazione sia risultato ancora al di sotto del target fissato dalla BCE (inferiore ma prossimo al 2%), pur risultando in accelerazione rispetto all'anno precedente. Gli effetti dell'espansione economica e della risalita dell'occupazione non sono stati quindi tali da giustificare una correzione degli interventi di politica monetaria.

Infatti, nell'ultima riunione del 2016, il Consiglio direttivo della BCE aveva deciso di continuare gli acquisti previsti nell'ambito del programma APP (*Expanded Asset Purchase Programme*) ad un ritmo mensile di 80 miliardi di euro fino al marzo 2017, per poi proseguire almeno fino alla fine dell'anno ad un ritmo di 60 miliardi. Inoltre, nella stessa occasione, era stata confermata l'intenzione di lasciare invariati i tassi di riferimento della politica monetaria, fissati ai loro minimi storici. Tali decisioni sono state poi più volte confermate nelle riunioni del Consiglio direttivo svolte nel corso del 2017, in quanto è stato ritenuto "*necessario mantenere un grado molto elevato di accomodamento monetario per consentire l'accumularsi di spinte inflazionistiche di fondo e sostenere l'inflazione complessiva di medio periodo*". L'espansione economica che andava rafforzandosi nel corso dell'anno e la risalita dell'occupazione, infatti, non erano accompagnate da un corrispondente rialzo dei prezzi tale da giustificare una correzione degli interventi di politica monetaria.

Nel mese di ottobre 2017 il Consiglio direttivo della BCE ha deciso una riduzione del suddetto programma di acquisti stabilendo che a partire dal gennaio del 2018 gli acquisti netti proseguiranno ad un ritmo di 30 miliardi di euro mensili, dai precedenti 60. Tuttavia, il Consiglio direttivo ha anche ribadito che, in caso le condizioni lo richiedessero, sarebbe stato pronto ad incrementare nuovamente l'importo degli acquisti mensili, confermando, inoltre, che il capitale rimborsato dei titoli in scadenza già detenuti in portafoglio sarà reinvestito nei titoli di debito dello stesso Paese per un lungo periodo di tempo. Nel corso della medesima riunione, la BCE ha confermato che le operazioni di rifinanziamento principale continueranno ad essere condotte con aste a tasso fisso e con piena aggiudicazione degli importi richiesti almeno fino al 2019. Tale decisione, già ampiamente preventivata dagli operatori finanziari, non ha prodotto sostanziali mutamenti sul mercato monetario, sia in termini di variazione dei tassi a breve termine, sia in termini di mutamenti nella domanda e nell'offerta di liquidità sul

mercato. In occasione dell'ultima riunione dell'anno, la BCE ha poi confermato che il programma APP proseguirà al ritmo di 30 miliardi al mese fino alla fine di settembre 2018 o anche oltre se necessario. L'effetto complessivo di tutti gli interventi di espansione monetaria tuttora in atto è stato quello di incrementare ulteriormente la liquidità in eccesso rispetto alla riserva obbligatoria presente nell'Eurosistema - che a fine anno ha superato i 1.800 miliardi, contro i circa 1.200 miliardi di euro di fine 2016 - per effetto, principalmente, degli acquisti di titoli pubblici e della liquidità immessa nel sistema con le T-LTRO II[1] non ancora rimborsate. Complessivamente le varie misure di espansione monetaria hanno prodotto effetti diretti sui mercati finanziari, contribuendo a tenere bassi i principali tassi del mercato monetario e dei titoli di Stato e, come già detto, incrementando l'eccesso di liquidità presente nell'Eurosistema. A ciò si aggiungono effetti positivi indotti anche sul mercato del credito che, migliorando le condizioni di finanziamento per imprese e famiglie, ha sostenuto la crescita economica e il livello dei prezzi.

Il mercato monetario dell'area euro

Come detto, nel corso del 2017 i tassi di riferimento della politica monetaria non sono variati, rimanendo ancorati ai livelli decisi nella riunione del marzo 2016. Nello specifico, i tassi di interesse applicati sulle operazioni di rifinanziamento principale (*main refinancing operations*, MRO) permangono a 0%, i tassi per le operazioni di rifinanziamento marginale (*marginal lending facility, MLF*) sono fissati a 0,25% e il tasso di deposito marginale (*deposit facility, DF*) è rimasto a -0,40%.

GRAFICO II.1: CORRIDOIO DEI TASSI DI POLITICA MONETARIA DELLA BCE 2015-17 (valori percentuali)


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[1] Mediante le operazioni mirate di rifinanziamento a più lungo termine (*Targeted Longer-Term Refinancing Operations*, TLTRO) l'Eurosistema offre alle Banche finanziamenti con scadenze fino a quattro anni. Tali operazioni sono dirette a migliorare il funzionamento del meccanismo di trasmissione della politica monetaria, sostenendo l'erogazione del credito bancario all'economia reale. Sono state condotte due serie di operazioni la prima delle quali, composta di otto aste (TLTRO-I), è stata annunciata nel giugno 2014; la seconda, composta di quattro operazioni (TLTRO-II), nel marzo 2016.

Anche i principali tassi del mercato interbancario sono rimasti praticamente invariati per tutto l'anno. Il tasso EONIA (*Euro OverNight Index Average*) che, come noto, in situazioni caratterizzate da un eccesso di liquidità si avvicina al tasso di *deposit facility* e si muove parallelamente ad esso, ha oscillato su livelli intorno a -0,35% per quasi tutto l'anno, ad eccezione di un anomalo incremento di circa 10 p.b. alla fine di novembre, rientrato nel giro di pochi giorni.

L'abbondante liquidità e la conferma da parte della BCE che i tassi sarebbero rimasti su valori storicamente bassi ancora per un lungo periodo di tempo hanno avuto un effetto sui tassi *EURIBOR* (*EURo Inter Bank Offered Rate*), che si sono attestati su valori stabili e negativi per tutto il periodo considerato. Ad esempio, come si può osservare nel Grafico II.2, l'Euribor 3 mesi è rimasto costantemente intorno a -0,33% per l'intero anno.

GRAFICO II.2: ANDAMENTO DEI PRINCIPALI TASSI DEL MERCATO MONETARIO DEL 2017 (valori percentuali)


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Nell'ambito del mercato monetario, sta diventando sempre più importante l'attività degli operatori sul mercato dei pronti contro termine, i cui tassi di riferimento sono anch'essi in territorio ampiamente negativo, e la cui dinamica è influenzata dall'abbondante liquidità e dai tassi ufficiali, oltre che dalla ricerca da parte degli operatori di *collateral* di elevata qualità.

Come già evidenziato lo scorso anno, i tassi *Repo General Collateral* per i titoli emessi dai principali stati dell'area dell'euro si sono collocati per tutto l'anno su livelli negativi e - nel caso di Francia e Germania - addirittura su livelli ampiamente inferiori al tasso di deposito marginale. Nel 2017 ciò è avvenuto anche per il corrispondente tasso italiano, il quale si è anch'esso tenuto su valori pari o leggermente inferiori al tasso di deposito marginale, testimoniando come sul mercato monetario anche i titoli italiani vengono percepiti come *collateral* di buona qualità ed elevata liquidità.

II.2 I MERCATI OBBLIGAZIONARI DELL'AREA EURO

I mercati obbligazionari dell'area dell'euro nel corso del 2017 hanno manifestato un andamento largamente influenzato non solo dalla situazione macroeconomica europea, con i primi segnali di consolidamento della ripresa, ma anche dagli eventi geopolitici e dalla diversa evoluzione delle politiche monetarie adottate dai principali Paesi sviluppati. Il 2017 si apre in continuità con una tendenza che era già cominciata negli ultimi mesi del 2016 allorquando si è assistito ad un primo processo di inversione nel trend di discesa dei rendimenti dei titoli sovrani nell'Area Euro. Tale aumento è stato, da un lato, ascrivibile alla aspettativa degli investitori, poi effettivamente concretizzatasi, circa la decisione del Consiglio direttivo della BCE di dicembre 2016 di procedere *de facto* ad un allentamento delle misure di politica monetaria non convenzionali attraverso un prolungamento, ampiamento atteso dal mercato, del programma di acquisti "APP", inizialmente previsto concludersi in Marzo 2017, fino a Dicembre 2017, ma ad un ritmo ridotto da 80 a 60 miliardi al mese. Dall'altro lato, hanno influito due fattori provenienti dagli Stati Uniti: le decisioni della Fed del dicembre 2016 infatti non hanno solo comportato un aumento dei tassi di 0,25 punti base, ma hanno anche fornito l'indicazione su possibili ulteriori tre rialzi nel corso del 2017, contro la generale aspettativa del mercato di due soli rialzi. Il mercato ha reagito a tali notizie con un incremento che si è verificato non solo per i *Treasury* statunitensi ma anche per i tassi di interesse europei, a partire da quelli sulle scadenze intermedie (2-5 anni). L'altro elemento, di carattere prettamente politico, proveniente dagli USA sono state le elezioni presidenziali del 9 novembre, che hanno innescato aspettative di maggiori stimoli di politica fiscale negli USA con conseguenti revisioni a rialzo sulle aspettative di crescita e di inflazione.

L'andamento dei tassi dei titoli governativi dell'area euro nella prima parte del 2017 (Cfr. Grafico II.3), in continuità con quanto stava già verificandosi nelle ultime settimane del 2016, ha visto un marcato incremento dei rendimenti che è stato accompagnato da episodi prolungati di elevata volatilità giornaliera (ed infra-giornaliera). Come accennato, il motivo per cui si è consolidato un *trend* di risalita dei tassi dei titoli governativi è da ricercare nell'aspettativa di una fase più accelerata di ritiro degli stimoli monetari negli Stati Uniti accompagnata da un ritmo di crescita dell'economia talmente sostenuto da innescare aspettative inflattive sopite da anni. Questo effetto, accompagnato da un netto miglioramento delle condizioni congiunturali, in America quanto in Europa, ha pertanto sostenuto un aumento dei rendimenti dei titoli di Stato a partire dalla scadenze a 3/5 anni in poi. Per quanto riguarda, invece, l'incremento di volatilità e del premio per il rischio che si è osservato nei primi mesi del 2017, questi sono da ascrivere principalmente al contesto geopolitico interno: in Italia, all'esito del referendum costituzionale che ha portato alla formazione di una nuova compagine governativa con un chiaro orizzonte politico di più corto respiro; in Francia, all'approssimarsi dell'appuntamento per l'elezione del nuovo Presidente della Repubblica e successivamente del nuovo Parlamento. I maggiori rialzi si sono osservati sui titoli di Belgio, Italia e Spagna. Come si evince dal Grafico II.3, dall'agosto 2016 alla fine del primo trimestre 2017 il rendimento dei titoli

governativi europei è aumentato in media di oltre 50 punti base (nel caso dell'Italia anche di 100 punti base).

GRAFICO II.3: EVOLUZIONE DEI RENDIMENTI DEI TITOLI DI STATO EUROPEI - SCADENZA 10 ANNI (valori percentuali)


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01/10/2017
01/11/2017
01/12/2017

Naturalmente, anche il 2017, così come lo è stato il biennio 2015-2016, è stato caratterizzato dalle operazioni di *Quantitative Easing* della Banca Centrale Europea che, sebbene siano tornate ad un ritmo di acquisti netti mensili pari a 60 miliardi, rispetto agli 80 miliardi mensili oggetto di riacquisti fino a marzo, hanno contribuito a contenere i tassi di interesse su tutte le principali scadenze a medio-lungo termine, mentre su quelle molto brevi si è consolidato il profilo di tassi ampiamente negativi in virtù del livello del tasso sui depositi *overnight* della BCE fissato a -0,40 per cento fin dal marzo 2016. Va tuttavia specificato che, nel corso del 2017, la più ampia e sostenuta ripresa dell'economia europea ha posto le basi per un progressivo irrigidimento del tono della BCE verso una prospettiva di graduale riduzione di stimoli monetari, che si sono concretizzati in parte sia in occasione della riunione del Direttivo tenutasi il 9 marzo (quando il Presidente ha dichiarato che l'area dell'euro "*non corre più rischi di deflazione*" e non ha più ribadito il concetto che la BCE, se necessario, userà "*tutti gli strumenti disponibili all'interno del proprio mandato*" per il "*raggiungimento dei suoi obiettivi*"), sia durante il *meeting* del 8 giugno (quando dal comunicato è stato rimosso il riferimento alla possibilità di tassi "*più bassi*" rispetto ai valori correnti).

A partire dal secondo trimestre del 2017, i temi di fondo che hanno guidato i comportamenti degli investitori e l'andamento dei rendimenti dei titoli governativi europei sono cambiati radicalmente. L'esito delle elezioni presidenziali francesi ha prodotto un fortissimo riprezzamento dei titoli sovrani dell'eurozona, non solo francesi. Inoltre, in questo trimestre, oltre alla prosecuzione degli acquisti della BCE nell'ambito del programma PSPP, verso fine marzo è stata conclusa l'ultima delle operazioni TLTRO-II, uno degli strumenti di politica monetaria non convenzionale utilizzato dalla BCE per sostenere i prestiti delle banche al settore reale dell'economia. L'insieme di queste politiche ha

ulteriormente contribuito alla riduzione dei tassi, soprattutto nella parte breve della curva.

Successivamente, l'avvio del processo di *tapering*[2] da parte della FED e la conseguente normalizzazione della curva dei rendimenti americani, accompagnato da toni meno accomodanti della BCE che in Ottobre - oltre a comunicare la riduzione dell'ammontare mensile degli acquisti all'interno del programma PSPP da 60 a 30 miliardi di titoli al mese - è rimasta impegnata a contrastare un eccessivo apprezzamento dell'euro verso le altre principali divise, soprattutto il dollaro americano, hanno limitato la velocità e la linearità con cui i rendimenti, soprattutto sulle scadenze lunghe della curva, hanno proseguito nel loro corso di riduzione.

Ulteriori elementi all'attenzione degli investitori emersi nel secondo semestre sono stati la rapida risoluzione della crisi del Banco Popular Español, con l'acquisizione da parte di Santander, ed il proseguimento del processo di apprezzamento dell'euro. Sul finire del 2017 oltre ad un evento di natura politica come la crisi separatista spagnola e il successivo referendum, i mercati, ma soprattutto il settore bancario, sono stati influenzati in maniera significativa dalla pubblicazione delle linee guida della BCE in tema di crediti deteriorati (*non-performing-loans* o NPL). Per quelli nuovi, la BCE richiede livelli minimi di coperture prudenziali e comunque, a partire da gennaio 2018, una copertura completa dopo un massimo di 2 anni per quelli non garantiti (*unsecured*) e dopo un massimo di 7 anni per quelli garantiti (*secured*).

FOCUS

Dettagli sull'evoluzione del *Public Sector Purchase Programme* (PSPP) nel corso del 2017

Il *Public Sector Purchase Programme* (PSPP) è il programma di acquisto di obbligazioni emesse da amministrazioni centrali e agenzie pubbliche dei paesi dell'area dell'euro, nonché di istituzioni sovranazionali annunciato il 22 gennaio 2015 dal Consiglio Direttivo della Banca Centrale Europea[3]. Nella decisione di gennaio 2015, la BCE aveva stabilito un periodo di intervento almeno fino al settembre 2016, termine che è stato esteso sino a dicembre 2017 con la determinazione dell'8 dicembre 2016[4]. In tale sezione vengono rappresentate le principali modifiche al programma intervenute nel corso del 2017.

a) Con le decisioni di politica monetaria del 19 gennaio 2017[5]:

- Viene specificato che per quanto riguarda gli acquisti di titoli nel programma APP con un rendimento a scadenza inferiore alla *deposit facility* fissato dalla BCE (previsione contenuta nella decisione di politica monetaria dell'8 dicembre 2016), questi non riguarderanno i titoli che ricadono nel *Third Covered Bond Purchase Programme* (CBPP3), nell'*Asset-backed Securities Purchase Programme* (ABSPP) e nel *Corporate Sector Purchase Programme* (CSPP). Al contrario, i titoli acquistati nell'ambito del PSPP rientreranno in tale previsione, ma viene sottolineato come la priorità verrà data all'acquisto di titoli con un rendimento superiore al *deposit facility rate*.

[2] Nel descrivere l'attività della FED e della BCE, il termine *tapering* si riferisce al processo di riduzione graduale delle politiche monetarie non convenzionali ed in particolare dell'acquisto su larga scala (*Quantitative Easing*) di titoli di Stato o di altri *asset* finanziari allo scopo di fornire liquidità all'economia e stimolarne la crescita.

[3] Per gli approfondimenti sull'introduzione del PSPP, l'impatto di mercato e le modifiche effettuate nel corso del 2015 e del 2016, si vedano i focus relativi all'interno dei Rapporti sul Debito Pubblico 2015 e 2016.

[4] Una prima estensione del termine ultimo previsto per il Programma era inoltre già stata prevista con la determinazione del 10 marzo 2016, in cui la scadenza del programma era stata posticipata a marzo 2017.

[5] http://www.ecb.europa.eu/press/pr/date/2017/html/pr170119_1.en.html

b) Con le decisioni di politica monetaria del 26 ottobre 2017[6]:

- Il *Governing Council* stabilisce un'estensione della durata del piano di acquisti almeno fino alla fine di settembre 2018.
- Relativamente alla dimensione del programma di acquisti APP, viene annunciata la prosecuzione degli acquisti da parte della BCE al ritmo di 60 miliardi al mese fino alla fine del mese di dicembre 2017, mentre viene prevista una riduzione degli acquisti medi mensili da 60 a 30 miliardi di euro a partire dal 1° gennaio 2018 e fino alla fine di settembre 2018. Il Consiglio Direttivo della BCE si è definito ad ogni modo pronto ad incrementare il programma APP sia in termini di durata che di dimensione degli acquisti medi mensili nel caso in cui le condizioni sarebbero divenute meno favorevoli, o in cui le condizioni finanziarie si sarebbero mostrate incompatibili con un aggiustamento durevole del profilo dell'inflazione, coerentemente all'obiettivo di conseguire tassi di inflazione su livelli inferiori ma prossimi al 2% nel medio termine. Il grafico seguente mostra l'evoluzione degli acquisti mensili netti avutasi dall'inizio del programma (marzo 2015):

FIGURA 1: ACQUISTI MENSILI NETTI A VALERE SUI PROGRAMMI APP


PSPP
CSPP
CBPP3
ABSPP
Average
€ Bn
90
80
70
60
50
40
30
20
10
0
M A M J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D
2015
2016
2017

Fonte: elaborazione MEF su dati BCE

- Nella medesima decisione viene annunciato che, al fine di contribuire alla creazione di condizioni di liquidità favorevoli e di assicurare un'adeguata conduzione di politica monetaria, l'Eurosistema avrebbe reinvestito gli ammontari derivanti dalla scadenza delle attività investite nel programma APP per un periodo di tempo prolungato ed esteso oltre la scadenza del programma. Per quanto concerne i proventi derivanti dalla scadenza di titoli acquistati nell'ambito del PSPP, viene precisato che l'Eurosistema avrebbe reinvestito tali ammontari nell'acquisto di titoli pubblici emessi dallo stesso paese dei titoli in scadenza[7]; inoltre, tale operazione di reinvestimento sarebbe avvenuta in maniera flessibile e tempestiva, o direttamente nel mese stesso della scadenza o al più nei due mesi successivi, in base alle condizioni di mercato. Pertanto, gli acquisti medi

[6] http://www.ecb.europa.eu/press/pr/date/2017/html/ecb.mp171026.en.html

[7] Per quanto invece concerne il Programma di Acquisti in vigore per il Settore Privato, viene sottolineata l'assenza di una rigida connessione tra il paese con volumi in scadenza e paese di destinazione dei reinvestimenti, in quanto gli acquisti si dichiarano indirizzati largamente verso la capitalizzazione del mercato dei titoli *eligible*.

mensili avrebbero potuto subire significative oscillazioni a seconda delle tempistiche scelte per i reinvestimenti.

Per quanto riguarda l'attività svolta dalla BCE nell'ambito del PSPP sul mercato dei titoli di Stato italiani, nel 2017 il volume dei titoli di Stato italiani acquistati è stato pari a 117,120 miliardi di euro. Inoltre, dall'inizio del programma a fine 2017 il volume dei titoli italiani complessivamente acquistati dalla BCE risulta essere stato pari a 326,727 miliardi di euro[8]. Infine, lo stock di titoli italiani in possesso della BCE, al 31 dicembre 2017, presentava una vita media pari a 8,11 anni.

II.3 L'ANDAMENTO DEL MERCATO DEI TITOLI DI STATO ITALIANI

L'evoluzione della curva dei rendimenti

La dinamica dei tassi di rendimento dei titoli di Stato italiani (Grafico II.IV) nel 2017 è stata influenzata non solo dagli eventi geopolitici internazionali menzionati nel precedente capitolo, ma anche da fattori idiosincratici dei quali si darà di seguito una breve illustrazione, ed in particolare dall'evoluzione dello scenario politico ed economico.

Lo scenario politico nazionale già sul finire del 2016 ha iniziato a mutare radicalmente. I timori circa l'eventuale caduta dell'allora Governo in carica, in seguito ad un rapido aumento, nei sondaggi, dei consensi intorno ad un rigetto della riforma costituzionale ed il contestuale rischio di una successiva fase di stallo e di ingovernabilità, hanno portato gli investitori a limitare ulteriormente l'esposizione verso l'Italia, in alcuni casi alleggerendo posizioni su titoli precedentemente acquisite, in altri facendo mancare il supporto nelle fasi di discesa dei corsi dei titoli. Questo scenario ha trovato poi conferma nei primi mesi del 2017, con la successione di Gentiloni a Renzi in qualità di Presidente del Consiglio dei Ministri. Una delle prime sfide che il nuovo Governo ha dovuto affrontare sono state le conseguenze della riduzione di un *notch*[9] - da A (low) a BBB (high) - della valutazione del merito creditizio del Paese da parte dell'agenzia di *rating* DBRS, nel mese di gennaio. Tale decisione ha avuto, tra l'altro, un impatto anche sulle garanzie che le banche italiane devono fornire alla Banca centrale europea, aumentando *l'haircut*[10] che la BCE pratica sui titoli di Stato italiani dati in garanzia dalle banche quando chiedono liquidità. Alcuni dei motivi sottostanti la decisione dell'agenzia di *rating*, percepiti anche più ampiamente dagli investitori, sono stati i rischi circa il mancato proseguimento dell'azione nell'ambito delle riforme strutturali, l'elevato livello di NPL del sistema bancario e il rischio di mancato sostegno alla crescita economica.

[8] Tali importi sono espressi in termini di controvalore.

[9] Le valutazioni delle agenzie di *rating* sono espresse in valori alfanumerici che descrivono il posizionamento della valutazione stessa lungo i livelli di una scala di affidabilità creditizia. Un *notch* equivale ad un livello di differenza tra due valutazioni.

[10] Nel contesto dell'operatività della BCE con controparti bancarie, l'*haircut* è la riduzione del valore degli *asset* operata dalla BCE ai fini del calcolo del valore delle garanzie ricevute dalla BCE a fronte della liquidità accordata alle Banche stesse. A titolo d'esempio, un *haircut* del 20% comporta che a fronte dell'offerta in garanzia di titoli per un valore di 100 la liquidità accordabile sia pari ad 80. Gli *haircut* praticati dalla BCE si basano su parametri predeterminati che, per quanto riguarda il rischio di credito, considerano il *rating* rilasciato da 4 agenzie (Moody's, Standard & Poor's, FitchRatings e, appunto, DBRS).

Tuttavia, dopo un periodo di forte risalita dei tassi cominciato negli ultimi mesi del 2016 in concomitanza con l'appuntamento referendario, l'andamento dei rendimenti, su tutto lo spettro della curva, dalla parte più breve a quella ultralunga, ha fatto segnare un ritracciamento, riportando a fine gennaio il rendimento del BTP decennale in area 1,7%, dopo aver superato per diverse sedute di mercato anche il 2%.

Nei mesi successivi, il mercato ha risposto soprattutto a sollecitazioni politiche provenienti dalle imminenti elezioni presidenziali francesi. Vi era infatti una diffusa percezione tra gli investitori che potessero affermarsi partiti anti-UE. Questo ha provocato non solo un rialzo dei rendimenti, in Italia come in tutti gli altri Paesi Europei, ma anche un ritorno della volatilità, compresa quella infra-giornaliera. Il rendimento del titolo decennale *benchmark* ha raggiunto rapidamente il tasso del 2,4% circa, e, seppur con le menzionate oscillazioni che hanno fatto seguito ad ogni nuova notizia o sondaggio circa le intenzioni di voto degli elettori francesi, è rimasto su tali livelli per diverse settimane fino allo svolgimento delle elezioni, il cui risultato è stato accolto positivamente dagli investitori. Tuttavia, mentre i livelli assoluti dei rendimenti e gli *spread* si sono ridotti per tutti i Paesi europei, in Italia tale riduzione si è manifestata in modo più contenuto. Nonostante si fossero iniziati ad intravedere i segnali di una ripresa economica più solida del previsto (sia tramite gli indicatori di produzione economica sia quelli anticipatori di fiducia delle imprese e dei consumatori), tali da portare le principali istituzioni italiane ed internazionali a rivedere le loro previsioni per l'anno in corso, e sebbene il nuovo Governo in carica avesse avviato o portato a compimento misure ritenute necessarie dalla Commissione Europea e dai principali attori economici di rilievo per rimuovere alcune criticità del sistema economico italiano (quali ad esempio il DDL sulle procedure fallimentari e il DL sulla tutela del risparmio ed a supporto del settore creditizio), tra gli investitori hanno continuato a pesare maggiormente gli elementi di incertezza politica. Incertezza che è stata determinante anche per l'agenzia di *rating* Fitch quando il 21 aprile ha deciso di ridurre la propria valutazione del merito creditizio della Repubblica da BBB+ a BBB.

Dopo alcune sedute di forte *rally* del mercato nei primi giorni del mese di giugno (probabilmente basate su aspettative degli operatori circa un allontanamento del momento in cui la BCE avrebbe avviato il processo di normalizzazione della sua politica monetaria e grazie anche al salvataggio del Banco Popular da parte di Santander), nelle quali il decennale italiano si è portato all'1,9%, livello minimo che non registrava da circa 5 mesi, la curva dei rendimenti italiana ha ripreso un sentiero di innalzamento molto sostenuto, fino a riportare il tasso decennale sui massimi dell'anno in area 2,3% circa. Si è trattato di un periodo in cui gli investitori erano preoccupati della situazione bancaria italiana, ed in particolare delle banche venete (per le quali il Governo ha lavorato per porre in essere una soluzione a tutela dell'intero sistema del risparmio) e della Banca MPS (nuovo piano aziendale).

Dal mese di luglio in poi, il mercato italiano ha ripreso un tono più favorevole fino alla fine dell'anno, con un *trend* di medio periodo di discesa dei tassi, fino a raggiungere il minimo verso metà dicembre, con il titolo decennale *benchmark* che si è attestato sull'1,65%. Vari sono stati i fattori a supporto di tale cambiamento: innanzitutto, la diffusione di dati economici relativi alla produzione

industriale particolarmente incoraggianti e migliori delle aspettative; in secondo luogo, l'approvazione da parte della Commissione Europea del piano di ricapitalizzazione precauzionale del MPS con la successiva accettazione del piano di ristrutturazione; l'approvazione, da parte del Parlamento, della legge per il salvataggio delle due banche venete; infine, un contributo fondamentale al contenimento dei tassi sui titoli di Stato è da attribuire al graduale miglioramento della percezione del rischio di credito dell'Italia per via dell'evoluzione positiva del contesto macroeconomico e della finanza pubblica, con un deficit in progressiva riduzione ed un rapporto debito/PIL sostanzialmente stabilizzato[11]. Coerentemente con questi dati, che segnalavano un chiaro rafforzamento dei fondamentali dell'economia, l'agenzia di *rating* Standard and Poor's nel mese di ottobre ha innalzato di un *notch* il *rating* dell'Italia con *outlook* stabile, e questo ha dato luogo a dei primi effetti positivi, anche sul tono della domanda da parte di investitori stranieri, inclusi quelli asiatici.

Quale fattore che ha contribuito al tono positivo del mercato nell'ultimo trimestre si può menzionare anche la circostanza che il Tesoro nel mese di ottobre, con diversi mesi di anticipo, aveva praticamente raggiunto i suoi obiettivi di *funding* per l'intero 2017. Questo ha consentito di alleggerire i ritmi di emissione mensili e intraprendere una regolare e continua attività di operazioni di concambi e *buyback*, con l'obiettivo di iniziare a ridurre il peso delle scadenze per il 2018 e, marginalmente, per gli anni successivi. Le ultime sedute dell'anno, in un mercato già condizionato da scarsa liquidità per la minore partecipazione degli operatori e per la chiusura anticipata delle posizioni sui libri delle banche, sono state condizionate anche dall'annuncio delle elezioni politiche per il 4 marzo 2018, che ha riacceso i timori per la stabilità politica e dunque penalizzato i rendimenti dei BTP.

GRAFICO II.4: TASSI DI MERCATO SUI TITOLI DI STATO – 2-3-5-10-15-30-50 ANNI (valori percentuali)


3,75
3,50
3,25
3,00
2,75
2,50
2,25
2,00
1,75
1,50
1,25
1,00
0,75
0,50
0,25
0,00
-0,25
-0,50
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
2 year
3 year
5 year
10 year
15 year
30 year
50 year

[11] Vedasi Capitolo III.

Nel corso del 2017, tutti i tassi del segmento di scadenze fino a 2 anni sono rimasti stabilmente ed ampiamente in territorio negativo. Rispetto al 2016, quindi, lo spettro di scadenze in area negativa si è estesa dai dodici mesi fino ai 24 mesi, con *trend* decrescenti, fino a raggiungere un minimo verso metà dicembre con un rendimento del titolo con vita residua pari a due anni di circa -0,35%. In questo tratto di curva, quindi, l'andamento dei tassi è rimasto strettamente ancorato a quello dei tassi di riferimento fissati dalla BCE. Per quanto riguarda la scadenza a tre anni, il differenziale tra il punto della curva con scadenza triennale e il titolo a due anni nel 2017 si è progressivamente allargato, fino a raggiungere un livello di circa 35/40 punti base; tale misura appare abbastanza significativa, soprattutto se paragonata al 2016, in cui lo *spread* relativo tra i due punti era di pochi punti base. Tale differenziale è rimasto inalterato per tutto l'anno, salvo restringersi leggermente verso il mese di dicembre, quando anche il punto della curva con scadenza triennale è entrato in territorio di tassi negativi.

Analogamente, anche il punto della curva con scadenza a 5 anni ha mostrato segni di debolezza, iniziati già nel momento più acuto di volatilità sul finire del 2016, con il rendimento che è passato in poche sedute di mercato dallo 0,25% all'1,00%. Nel corso dell'anno, si è mantenuto sempre vicino a questi livelli salvo poi recuperare, come tutti gli altri punti della curva, nella seconda metà dell'anno, per attestarsi a fine 2017 sullo 0,75%.

Il punto decennale della curva, quello di riferimento per gli investitori domestici ed internazionali, anche nel 2017 ha mostrato come l'anno precedente un'evoluzione tendenzialmente in linea rispetto al punto a 5 anni, evidenziando mediamente uno *spread* tra le due scadenze intorno a 130 punti base.

Dall'analisi della pendenza della struttura a termine dei tassi italiani su tutto il tratto 2-10 anni (Cfr. Grafico II.5), si nota come questa, già a partire dalle ultime settimane del 2016, per i fattori politici già ampiamente descritti nel paragrafo precedente, abbia registrato un repentino aumento, passando da circa 145 punti base di fine ottobre 2016 fino a toccare i massimi verso metà 2017 intorno ai 240 punti base. Successivamente, quando si sono allentate le tensioni sui titoli governativi italiani nella seconda metà dell'anno, la pendenza in questione è lievemente ritracciata verso i 210 punti base per poi chiudere il 2017 nuovamente vicino ai massimi intorno a 235 punti base.

Dall'andamento della pendenza della curva nel tratto 2-10 anni risulta evidente, quindi, come l'azione della BCE, soprattutto nel mantenere le aspettative dei tassi di riferimento su livelli "*bassi per un periodo prolungato di tempo e comunque ben oltre la fine del programma di acquisti*", abbia influito positivamente soprattutto sulla parte breve della curva, che è restata ben ancorata su tassi negativi, mentre le tensioni di varia natura che hanno colpito il nostro mercato si sono riversate principalmente sul punto decennale rispetto a quello a due anni.

GRAFICO II.5: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 10 ANNI VS 2 ANNI (punti base)


270
240
210
180
150
120
90
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

Anche nel 2017, il comportamento del tratto a lungo termine della curva dei rendimenti italiani ha continuato il suo andamento sostanzialmente positivo, in corso fin dal 2015, anche grazie anche all'inclusione dei titoli fino alla scadenza trentennale nel programma PSPP. Infatti, sebbene il tasso del titolo *benchmark* trentennale sia passato da un livello di inizio 2017 vicino al 3% a livelli pari al 3,50% per tutto il primo semestre, il differenziale di rendimento rispetto al decennale in tale periodo si è mantenuto pressoché costante intorno ai 110 punti base, se non in leggera diminuzione.

GRAFICO II.6: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 30 ANNI VS 10 ANNI (punti base)


150
120
90
60
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

Da giugno in poi, l'andamento positivo del punto decennale della curva, testimoniato dall'andamento dello *spread* sul *Bund* - che è passato dai circa 200 punti base a circa 160 punti base, con un minimo a metà dicembre di circa 130 punti base - non è stato accompagnato da una *performance* di uguale intensità

anche da parte del punto trentennale della curva. Infatti il tasso del *benchmark* trentennale si è ridotto dal 3,50% al 3,30% circa (dopo aver toccato il minimo di 2,75% a metà dicembre), mentre la pendenza del tratto 10-30 si è gradualmente riportata dai 110 ai 120 punti base di inizio anno.

La robustezza del tratto lungo della curva italiana è indubbiamente un elemento che ha permesso al Tesoro di continuare anche nel 2017 ad emettere quantitativi importanti senza creare distorsioni o disequilibri tra offerta e domanda. In particolare, come si può notare nel Grafico II.7, anche la pendenza nel tratto di curva tra il 30 ed il 50 anni è stata particolarmente resiliente, registrando nel corso di tutto il 2017 persino una leggera diminuzione dai già contenuti livelli di inizio 2017 (circa 30 punti base), per chiudersi a fine anno a circa 20 punti base.

GRAFICO II.7: DIFFERENZIALE DI RENDIMENTO TITOLI DI STATO 50 ANNI VS 30 ANNI (punti base)


45
30
15
0
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

L'andamento del differenziale (*spread*) tra i titoli di Stato italiani e quelli tedeschi (Grafico II.8), come menzionato in precedenza, ha mostrato un profilo che in parte è confrontabile con quello dei tassi di rendimento assoluti ed in parte presenta dei profili specifici dovuti alla diversa percezione del rischio relativo tra i due paesi. Infatti, nella prima parte dell'anno, l'instabilità politica italiana, i problemi del sistema bancario italiano e la volatilità indotta dall'incertezza circa l'esito delle elezioni francesi con i suoi effetti di *spillover* sugli altri paesi *non-core* dell'area dell'euro, ha fatto sì che lo *spread*, così come i tassi assoluti della curva italiana, aumentassero in misura pressoché simile. Viceversa, nella seconda parte dell'anno, si è registrato un recupero dello *spread* rispetto ai titoli *benchmark* dell'area decennale tedesca maggiore rispetto alla riduzione dei rendimenti assoluti. Questo perché in aggiunta alla già menzionata riduzione percepita dagli investitori di alcuni fattori di rischio, i tassi assoluti dei titoli tedeschi hanno continuato un lento ma ininterrotto trend di aumento passando dallo 0,20% a circa lo 0,50% causato principalmente da ulteriori aspettative di accelerazione dell'economia tedesca.

GRAFICO II.8: DIFFERENZIALE DI RENDIMENTO BTP-*BUND*, OAT-*BUND* e *BONOS-BUND BENCHMARK* 10 ANNI (punti base)



Spread BTP-Bund
Spread SPGB-Bund
Spread FRTR- Bund
250
200
150
100
50
0
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

L'andamento del mercato secondario

Premessa generale

Nel 2017 il mercato secondario dei titoli di Stato è stato influenzato non solo dagli eventi economici e politici nazionali ed internazionali precedentemente menzionati, ma anche da fattori specifici del contesto economico e politico italiano, nonché da elementi propri dell'architettura del mercato italiano (il ruolo del *Market Making*, il funzionamento del mercato *Future*, il contributo del mercato *Repo* e degli *strip*) e delle interrelazioni con il mercato primario (regolarità e continuità di emissioni su titoli *benchmark* su più punti della curva).

Non va infine trascurato il ruolo che ha svolto anche nel 2017 la BCE, attraverso il suo programma di acquisto di titoli governativi, caratterizzato da modalità di acquisto regolari, prevedibili, sufficientemente trasparenti ed estese a tutto il profilo di scadenze della curva governativa fino al punto trentennale includendo, a partire dal 2017, i titoli con vita residua superiore ad un anno, in luogo dei due precedentemente in vigore. La BCE, principalmente tramite le banche centrali nazionali, ha svolto questa attività anche nel 2017 con estrema efficacia, sia pure riducendone, dal mese di aprile, il volume mensile complessivo da 80 a 60 miliardi di euro: infatti, non si sono riscontrate situazioni di scarsità di titoli tali da compromettere la liquidità del mercato secondario, anche grazie alla presenza del meccanismo di *Repo facility*[12].

Come si evidenzia nel successivo Grafico II.9, ciò ha sostenuto la domanda di titoli a lungo termine, comprimendo ai minimi storici i tassi a breve. Si è pertanto prodotto un irripidimento della curva dei rendimenti di titoli di Stato italiani, particolarmente marcato nella prima metà dell'anno, leggermente attenuatosi in

[12] Le *Repo facility* sono le operazioni di politica monetaria basate su pronti contro termine.

seguito, ma non nel comparto a più breve termine, dove i tassi negativi hanno continuato a ridursi.

GRAFICO II.9: CURVA DEI RENDIMENTI SUL MERCATO SECONDARIO


4,00%
3,00%
2,00%
1,00%
0,00%
-1,00%
3 mesi
2 anni
5 anni
7 anni
10 anni
15 anni
20 anni
25 anni
30 anni
50 anni
Fine dicembre '16
Fine giugno '17
Fine dicembre '17
3,56%
3,31%
3,02%
2,73%
2,44%
2,16%
2,00%
1,38%
0,87%
-0,07%
-0,29%
-0,41%
-0,58%
-0,14%
-0,15%
0,39%
-0,45%
0,67%
0,71%
0,62%
1,22%
1,10%
1,84%
2,30%
2,11%
2,61%
2,39%
2,91%
2,66%
3,22%
2,94%
3,41%
3,36%

Di seguito vengono rappresentati alcuni aspetti peculiari che si sono osservati sul mercato secondario dei titoli di Stato nel corso del 2017.

E' proseguito quel fenomeno, già osservato nel 2016, che vede titoli con scadenza ravvicinata ma con cedola molto diversa registrare *performance* differenti, soprattutto nel tratto di curva a partire dal punto decennale in poi. Si tratta del cosiddetto fenomeno di dislocazione tra titoli *high-* e *low-coupon* per i quali, specialmente durante le fasi prolungate di avversione al rischio, gli investitori prediligono titoli a bassa cedola in quanto richiedono un minor investimento, a parità di valore nominale negoziato, rispetto ai titoli ad alta cedola. Questo fenomeno, in alcuni casi non isolati, si è tradotto anche in una rinnovata e più dinamica attività riscontrabile sul mercato dei titoli *strip*[13] che, per definizione, sono titoli *zero coupon* e quindi ricercati proprio per avere un prezzo di mercato sotto la pari.

Un altro fenomeno particolarmente pronunciato che si è osservato nel corso del 2017, è stata la larga influenza sul corso delle quotazioni dei titoli governativi italiani da parte del mercato *Future*, il quale viene adoperato dagli operatori, sia *dealers* che investitori istituzionali, per "neutralizzare" il rischio riveniente dalle loro posizioni lunghe non solo su titoli di Stato italiani ma anche sugli altri Paesi altamente correlati con l'Italia come la Spagna, o raramente anche il Portogallo.

[13] Sono titoli che si originano esclusivamente sul mercato secondario attraverso la separazione di cedole e mantello (la quota capitale del titolo stesso), che assumono quindi una loro autonomia e vengono negoziati separatamente. Da precisare che tale operatività non comporta alcun effetto per l'emittente (il Tesoro), che corrisponde interessi e capitale alle scadenze dovute sul titolo originario senza modifiche alla procedura ordinaria.

Il mercato all'ingrosso *interdealer* ed il relativo contributo degli Specialisti in titoli di Stato

La piattaforma regolamentata MTS Italia, in cui operano esclusivamente *dealer* e *market maker* (cosiddetto mercato *interdealer*), è quella su cui il Tesoro attualmente monitora e valuta l'attività degli Specialisti in titoli di Stato sul mercato secondario all'ingrosso, e come tale rappresenta il punto di riferimento per analizzare le evoluzioni di questo segmento di mercato.

Il segmento a pronti

I volumi negoziati sulla piattaforma hanno registrato un andamento piuttosto volatile nel corso dei diversi mesi del 2017 e, rispetto al 2016, hanno fatto registrare una discreta riduzione, particolarmente evidente nei primi tre trimestri dell'anno (rispettivamente -27%, -21% e -30% rispetto al corrispondente trimestre dell'anno precedente) con un recupero di oltre il 37% nell'ultimo trimestre (sempre rispetto allo stesso trimestre del 2016). Pertanto, la dinamica dei volumi scambiati su MTS nel 2017 è stata per certi versi opposta a quella riscontrata nel 2016, quando gli effetti di instabilità politica e delle crisi bancarie avevano avuto ripercussioni nell'ultimo trimestre dell'anno. Per il 2017 invece, come ampiamente descritto in precedenza, l'avvio è stato piuttosto difficile per le irrisolte questioni politiche interne ed europee, mentre gli ultimi mesi dell'anno sono stati alquanto brillanti per effetto sia della forte ripresa economica - accompagnata anche dal miglioramento della valutazione del merito creditizio da parte di Standard and Poor's - sia per il dissiparsi dell'incertezza che si era addensata sul mondo bancario (Graf. II.10). I volumi assoluti scambiati nell'ultimo trimestre 2017 sono stati pari a oltre 415 miliardi di euro, valori che non si registravano da prima della crisi del debito sovrano, a testimonianza del rinnovato interesse per i titoli di Stato italiani da parte degli investitori i quali probabilmente hanno incrementato le posizioni nei loro portafogli che fino a quel momento avevano sottopesato titoli di Stato italiani.

Complessivamente, comunque, i volumi negoziati sul mercato *interdealer* nel 2017 si sono attestati su un valore di circa 1.200 miliardi di euro, di circa il 12% inferiore rispetto al 2016 e sostanzialmente in linea con i volumi complessivamente scambiati nel 2015.

GRAFICO II.10: VOLUMI MENSILI NEGOZIATI SULLA PIATTAFORMA MTS (milioni di euro)


2016
2017
somme dei volumi scambiati da tutte le controparti
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
Gen
Feb
Mar
Apr
Mag
Giu
Lug
Ago
Set
Ott
Nov
Dic

Nell'ambito dei vari comparti (Graf. II.11) - se si fa eccezione per i CCTeu e i BTP€i - si è registrato un decremento che per i BTP si è attestato lievemente sotto il 10%, mentre per BOT e CTZ su livelli superiori al 20%. Il comparto BTP€i nel 2017 ha fatto registrare ottime *performance* in termini di volumi scambiati, con un incremento rispetto al 2016 di oltre il 75%. Le ragioni di tale andamento sono da ricercare non solo nel progressivo miglioramento delle aspettative di inflazione, ma anche nel supporto che la BCE ha trasmesso al segmento, che nel biennio precedente aveva registrato livelli di attività molto modesti, tramite il suo programma di acquisti PSPP. Anche il CCTeu, sebbene con un'intensità decisamente inferiore, ha registrato una crescita dell'interesse da parte degli investitori, pari a +20% circa su base annua. Questa *performance* in termini di volumi è abbastanza naturale in contesti in cui gli investitori tendono a mantenere posizioni neutrali o avverse al rischio ed al merito creditizio italiano, grazie alle caratteristiche difensive e alla ridotta volatilità presentata dal titolo, e in generale da tutti i titoli *floater*. L'andamento infrannuale dei vari segmenti ricalca l'andamento dei volumi complessivi, con volumi in calo su tutti i comparti (fatta eccezione del comparto BTP€i) nel primo trimestre, una leggera ripresa nel secondo trimestre e poi nuovamente un calo abbastanza pronunciato nel terzo nei comparti brevi del BOT e CTZ e nel comparto BTP. L'ultimo trimestre, così come evidenziato nell'analisi dei volumi complessivi, è stato eccezionalmente positivo per tutti i settori analizzati, con una variazione rispetto al trimestre precedente pari ad oltre il 75% sulla totalità dei titoli di Stato (oltre il 37% in confronto allo stesso trimestre del 2016).

Nel corso del 2017 il mercato *interdealer* dei titoli governativi italiani si è confermato, nonostante il calo dei volumi scambiati, un mercato ampiamente liquido ed efficiente, pur non mancando diverse occasioni o fasi di mercato particolarmente critiche caratterizzate da rapidi prosciugamenti della liquidità, fenomeno quest'ultimo che conferma come la presenza continua della BCE attraverso il *QE* non abbia fondamentalmente alterato il processo di *price discovery* e degli equilibri del mercato, risultando quindi sostanzialmente neutrale rispetto ai naturali processi di formazione del prezzo.

GRAFICO II.11: VOLUMI TRIMESTRALI NEGOZIATI SU MTS, DISTINTI PER COMPARTO (milioni di euro)



400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
somme dei volumi scambiati da tutte le controparti
BOT
CTZ
CCTeu
BTP
BTPi
1°Q 2016
2°Q 2016
3°Q 2016
4°Q 2016
1°Q 2017
2°Q 2017
3°Q 2017
4°Q 2017

Andando a svolgere un'analisi per scadenza dei titoli scambiati, si può affermare che, nel corso del 2017, il calo dei volumi nei primi tre trimestri dell'anno si è concentrato nei comparti a breve e brevissima scadenza (quindi BOT, CTZ ed in parte anche il segmento BTP con scadenza residua fino ai due anni), mentre i titoli nominali ed indicizzati all'inflazione, nonché i CCTeu, con vita residua oltre ai due anni hanno registrato volumi sostanzialmente invariati, o solo in leggerissima riduzione per quelli compresi tra i due ed i sei anni. Situazione completamente rovesciata nell'ultimo trimestre dove, come detto, i volumi sono letteralmente balzati su tutti i segmenti fino all'area 12 anni, sebbene le variazioni in aumento siano state più elevate nei comparti più brevi della curva.

GRAFICO II.12: VOLUMI TRIMESTRALI NEGOZIATI SULLA PIATTAFORMA MTS PER SCADENZA (milioni di euro)


somma dei volumi scambiati da tutte le controparti
180.000
160.000
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
0-12mth
12mth-2y
2y-4y
4y-6y
6y-8y
8y-12y
12y-17y
17y-30y
1°Q 2016
2°Q 2016
3°Q 2016
4°Q 2016

Va tuttavia specificato che, nel secondo trimestre, il buon andamento degli scambi sui titoli con vita residua tra i 4 e gli 8 anni è da attribuire anche all'ampia partecipazione delle banche all'ultima operazione TLTRO condotta dalla BCE, a seguito della quale parte della liquidità è stata utilizzata per investimenti in titoli di Stato con durata almeno pari a quella dell'operazione stessa.

Al fine di valutare l'evoluzione generale della liquidità sul mercato secondario, si possono adottare una molteplicità di misure le quali, ciascuna da una propria prospettiva, evidenziano fenomeni specifici, essendo il concetto di liquidità esteso e monitorabile da angolature diverse. La misura più comune, che per semplicità ed immediatezza consente di ottenere una prima e immediata percezione del fenomeno, è il *bid-ask spread,* ossia il differenziale di quotazione tra il prezzo in acquisto ed il prezzo in vendita di ogni titolo presente sul mercato. Minore è il differenziale tra il prezzo in acquisto e in vendita di un titolo, maggiore risulta essere la liquidità del titolo stesso.

Di seguito sono riportate le rappresentazioni grafiche dell'andamento di questa misura per una serie di scadenze: gli effetti del deterioramento della liquidità che si erano manifestati sul finire del 2016 sono parzialmente proseguiti nelle prime settimane del 2017, per poi lentamente ritornare sui livelli medi del 2016 soprattutto sui segmenti brevi; per quanto riguarda i titoli a più lunga scadenza, il differenziale si è mantenuto piuttosto limitato. Come si evince,

infatti, dai grafici II.13.a, 13.b e 13.c, il *bid-ask spread*, dopo aver raggiunto il picco massimo nel mese di dicembre 2016, si è mantenuto su livelli molto elevati anche nel mese di gennaio e febbraio, per poi intraprendere un sentiero di riduzione pressoché continuo, sebbene in modo molto graduale. Per i comparti CCTeu, CTZ e sul punto BTP 10 anni, la normalizzazione rispetto alla media del 2016 è sostanzialmente raggiunta, mentre su tutti gli altri segmenti il *bid-ask spread* si attesta a fine 2017 ancora su livelli lievemente superiori. Un altro importante aspetto che si può desumere dai grafici seguenti è che sui segmenti BTP con scadenza 30 anni e 50 anni, i *bid-ask spread* - calcolati in punti base in modo da rendere confrontabili tali differenziali sulle diverse scadenze - sono costantemente inferiori a quelli delle scadenze a 15 e 20 anni. Questa specificità rappresenta la testimonianza che nel corso del 2017 il settore ultralungo della curva governativa dei titoli di Stato italiani è stato molto ben supportato dalla domanda degli investitori finali.

GRAFICO II.13.a: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU BTP 10, 15,20, 30 E 50 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS


BTP 10y
BTP 15y
BTP 20y
BTP 30y
BTP 50y
Punti base
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
gen-16
mar-16
mag-16
lug-16
set-16
nov-16
gen-17
mar-17
mag-17
lug-17
set-17
nov-17

GRAFICO II.13.b: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU CTZ, CCTeu, BTP 3, 5 E 7 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS


CCTeu
CTZ
BTP 3y
BTP 5y
BTP 7y
Punti base
3,0
2,5
2,0
1,5
1,0
0,5
0,0
gen-16
mar-16
mag-16
lug-16
set-16
nov-16
gen-17
mar-17
mag-17
lug-17
set-17
nov-17

Nel 2017, il segmento inflazione ha mostrato segnali di ripresa non solo sotto il profilo dei volumi scambiati che, come già commentato in precedenza, hanno visto un incremento rispetto al 2016 pari a circa il 75%, ma anche sotto il profilo dell'evoluzione del *bid-ask spread*. Infatti durante il 2016 il differenziale denaro-lettera sulle scadenze inflazione a 5 e 10 anni in media è oscillato intorno a valori compresi tra 3 e 7 punti base. Il 2017 è iniziato con *bid-offer* pari a circa 6 punti base su entrambe le scadenze che poi nel corso del 2017 si sono progressivamente ridotti fino a contrarsi ampiamente al di sotto dei 3 punti base. Pertanto sotto questo profilo di monitoraggio ed analisi della liquidità, va segnalato come il comparto inflazione pur presentando, in media, un differenziale denaro-lettera di alcuni punti base più ampio rispetto al comparto nominale, ha visto ridursi notevolmente questo differenziale, pertanto segnalando un ritorno ad un funzionamento del mercato in questo segmento su livelli soddisfacenti.

GRAFICO II.13.c: DIFFERENZIALE DENARO-LETTERA IN PUNTI BASE SU BTP€i 5 E 10 ANNI *BENCHMARK*, RILEVATO SULLA PIATTAFORMA MTS


BTP€i 5y
BTP€i 10y
Punti base
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
gen-16
mar-16
mag-16
lug-16
set-16
nov-16
gen-17
mar-17
mag-17
lug-17
set-17
nov-17

Al fine di misurare la liquidità sul mercato secondario è possibile adottare anche indicatori meno comuni ma più sofisticati, che sono in grado di tener conto non solo dell'ampiezza dei differenziali di quotazione in acquisto e vendita ma anche di altri aspetti, quali le variazioni di prezzo dipese da transazioni di importo rilevante o l'analisi della profondità delle quotazioni su entrambi i lati dell'*order book* di ogni titolo[14].

Si tratta, in particolare, della *Slope*, che misura il rapporto tra la differenza assoluta che intercorre tra la migliore e la peggiore quotazione di un dato titolo in dato istante e la differenza tra il volume totale di tutte le quotazioni nell'*order book* del titolo e il volume della migliore quotazione[15]. Rappresentato sotto forma

[14] Per *order book* si intende l'insieme delle proposte di negoziazione relative ad uno specifico titolo, presenti sul mercato in un certo istante e suddivise per proposte di acquisto e proposte di vendita, disposte rispettivamente in ordine decrescente e crescente.

[15] Tale misura è concettualmente molto simile al "*price impact*" anche se la *slope* è una misura calcolata sulla base delle proposte d'acquisto o vendita mentre il *price impact* si basa sia sulla proposte di prezzo che sull'attività di *trading*. Il *price impact* misura infatti la relazione che esiste tra un ordine di acquisto o vendita e la successiva variazione di prezzo in quotazione. Tuttavia, la letteratura sull'argomento sottolinea come il calcolo di quest'ultima misura non solo sia piuttosto complesso, in quanto necessita di una mole estremamente

di grafico, tale rapporto genera per ciascun lato dell'*order book* - denaro e lettera - una retta, che evidenzia l'andamento del prezzo in acquisto e vendita in funzione della quantità domandata o offerta dai *market maker*. L'indicatore misura pertanto l'incremento/decremento marginale del prezzo che sarà richiesto dal *dealer* per negoziare un'unità aggiuntiva rispetto alla quantità che risulta quotata sul *best price*. Pertanto, la relazione tra *slope* e liquidità del mercato è chiara: quanto più alto è l'indicatore (maggiore la pendenza della retta) minore è la liquidità di quel titolo. Al fine di ottenere un quadro il più possibile completo e al fine di ottenere la *slope* di un titolo per un giorno di negoziazione, viene calcolata la *slope* riferita a singoli ma numerosi istanti nello stesso giorno, e a partire da questi si calcola la media per costruire il dato di *slope* giornaliera.

GRAFICO II.13.d : *SLOPE* GIORNALIERA SU BTP 10 ANNI *BENCHMARK* (scala logaritmica) RILEVATA SULLA PIATTAFORMA MTS


0,50
0,05
gen-16
feb-16
mar-16
apr-16
mag-...
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-...
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

L'evoluzione dell'indicatore nel corso del 2017 fornisce indicazioni ulteriori rispetto al più immediato bid-ask spread, in quanto, nonostante il trend di fondo sia piuttosto simile, caratterizzato da un miglioramento continuo delle condizioni di liquidità, i picchi registrati non sono identici a quello del bid-ask spread. Per quanto riguarda la slope, la riduzione più evidente di liquidità si riscontra durante le preoccupazioni politiche e bancarie nel corso del mese di giugno e luglio e in prossimità della fine del 2017, quando tutti gli elementi di incertezza sia politica (interna e internazionale) che regolamentare (dal 2 gennaio 2018 tutti i mercati e gli intermediari devono seguire la nuova regolamentazione MIFIDII) sono risultati amplificati a causa della normale riduzione di liquidità causata dalla chiusura dei bilanci bancari e della minore attività degli investitori istituzionali e finali.

elevata di dati infragiornalieri, ma si basi anche su valutazioni soggettive tra cui: la soglia per determinare la quantità oltre la quale valutare l'impatto dello scambio sul prezzo; la determinazione del *lag* temporale entro cui si verifica la variazione di prezzo dovuta allo scambio; etc.

Il segmento pronti contro termine (Repo)

Il mercato dei contratti pronti contro termine sui titoli di Stato (anche detto mercato *Repo*) svolge un ruolo fondamentale di supporto per l'ordinato svolgimento delle negoziazioni sul mercato a pronti in quanto, grazie alla presenza di un mercato *Repo* efficiente, gli operatori (soprattutto i *market maker*) possono garantire al mercato una continua presenza in denaro e lettera su tutti i titoli, anche quando non sono in possesso dei titoli in portafoglio. Nel corso degli ultimi anni il legislatore europeo è intervenuto a più riprese e su diversi ambiti al fine di rivedere la disciplina in materia di regolamentazione e supervisione degli intermediari e dei mercati finanziari. Molti aspetti di questi interventi normativi hanno interessato l'attività sul mercato *Repo*[16], rendendone l'utilizzo maggiormente oneroso. Nonostante ciò, i volumi scambiati nel 2017 hanno subito un importante incremento rispetto al 2016, pari a circa il 18%. Del totale scambiato, il ruolo rivestito dai *market maker* è stato particolarmente importante, sebbene sia utile ricordare come la liquidità di questo comparto sia agevolata dalla partecipazione di una platea di soggetti estremamente più ampia rispetto ai *dealer* che operano sul segmento *cash* (cioè a pronti). Facendo una analisi per tipologia di contratto scambiato, rispetto al 2016, si può notare che tutte le tipologie principali hanno fatto registrare volumi in crescita, sebbene gli aumenti più importanti si siano verificati sui contratti *Overnight* e *Spot/Next*, rispettivamente per +23% e +22%, mentre i volumi scambiati sul contratto *Tomorrow/Next* hanno visto un aumento inferiore al 10% (Graf. II.14)[17].

[16] L'ultimo intervento in ordine temporale che ha attirato l'attenzione degli operatori per i possibili effetti negativi sul mercato *Repo* riguarda l'implementazione futura del NSFR (acronimo di *Net Stable Funding Ratio*) - che rappresenta un nuovo requisito di liquidità da rispettare con il quale si vuole spingere le banche a limitare l'eventuale squilibrio di liquidità tra le fonti di raccolta e le modalità di utilizzo di queste fonti per l'erogazione di finanziamenti. In particolare, ai fini di questo Rapporto, il tema all'attenzione degli operatori riguarda l'asimmetria regolamentare che, in assenza di modifiche all'assetto previsto della relativa disciplina, verrebbe ad esistere tra le modalità con cui, per le operazioni di durata inferiore a 6 mesi, le attività di prestito collateralizzato o *Repo* e le attività di finanziamento collateralizzato o *Reverse Repo* rispettivamente rientrerebbero nel computo degli ASF - *Available stable funding* senza invece rientrare nel computo dei RSF - *Required stable funding* (o viceversa).

[17] Il contratto *Tomorrow/Next* ha inizio il primo giorno successivo alla stipulazione e termina il giorno lavorativo successivo; il contratto *Spot/Next* ha inizio il secondo giorno successivo alla stipulazione e termina il giorno lavorativo successivo; il contratto *Overnight*, infine, ha inizio il giorno stesso della stipulazione, e termina il giorno lavorativo successivo.

GRAFICO II.14: VOLUMI NEGOZIATI MENSILI PER SCADENZA DI CONTRATTO SULLA PIATTAFORMA MTS (milioni di euro)


Milioni di Euro
1,8
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0,0
1/2017 2/2017 3/2017 4/2017 5/2017 6/2017 7/2017 8/2017 9/2017 10/2017 11/2017 12/2017
Overnight
Spot/Next
Tomorrow/Next

Gli Specialisti in titoli di Stato sulla piattaforma selezionata per la loro valutazione

Sulla piattaforma di negoziazione MTS, quella selezionata per la valutazione degli Specialisti[18], il peso di questi ultimi, valutato in termini di volumi scambiati sul totale dei volumi negoziati, è largamente dominante, con quote stabili che si sono avvicinate al 90%. La restante quota, di circa il 10%, è stata scambiata prevalentemente dagli altri *market maker* (non Specialisti)[19], sebbene con quote che nel corso degli anni si sono via via ridotte, passando da circa il 16% del 2012 a meno del 10% nel 2017. Una quota residuale inferiore all'1% è stata negoziata da operatori *dealer* non *Market Maker*.

GRAFICO II.15: VOLUMI ANNUALI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORMA MTS (%)


100
80
60
40
20
0
SPECIALISTI
MARKET MAKERS (DIVERSI DA SPECIALISTI)
ALTRI OPERATORI
2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

[18] Si ricorda che si tratta di una piattaforma *interdealer*, cioè di scambi tra intermediari, non con investitori finali.

[19] Ai sensi dell' art. 1 comma 5-*quater* del TUF per "*Market maker*" si intende un soggetto che si propone, nelle sedi di negoziazione e/o al di fuori delle stesse, su base continuativa, come disposto a negoziare per conto proprio acquistando e vendendo strumenti finanziari in contropartita diretta, ai prezzi dal medesimo definiti. La qualifica di *Market maker* è uno dei requisiti essenziali per poter chiedere di far parte della Lista degli operatori Specialisti ai sensi dell'art. 23 comma 1 del Decreto Ministeriale n. 216 del 2009.

L'attività di negoziazione con gli investitori finali da parte degli Specialisti in titoli di Stato

I volumi negoziati

Gli Specialisti svolgono un ruolo importantissimo non solo nel garantire liquidità al mercato *inter-dealer*, ma anche come canale distributivo dei titoli acquistati sul mercato primario alla clientela finale. E' per questo motivo che l'analisi dei volumi scambiati e dei flussi in acquisto e vendita per tipologia di investitore e per area geografica assume una rilevanza cruciale per il gestore del debito in merito alla comprensione di chi sono e cosa vogliono gli investitori in un particolare contesto di mercato. Questa importante attività di monitoraggio e di analisi viene condotta grazie alle informazioni raccolte tramite gli EMAR[20], un modello di *report* altamente standardizzato e condiviso a livello europeo, che gli stessi Specialisti compilano e nel quale rappresentano in modo sistematico tutta l'attività che essi svolgono con qualsiasi controparte, inclusa la loro clientela finale. Tale reportistica include inoltre le transazioni concluse sia mediante piattaforme di negoziazione che su base bilaterale, sia in formato elettronico che vocale. Dal 2014, questa reportistica contiene tutte le informazioni sui singoli scambi effettuati dagli Specialisti (*report trade by trade*), con l'indicazione, per ciascuno scambio, del titolo, della quantità, del Paese in cui ha sede la controparte, del tipo di controparte, della piattaforma o modalità di negoziazione.

A differenza della piattaforma regolamentata, sulla quale i volumi negoziati nel 2017 sono stati in riduzione, i volumi scambiati sulle altre piattaforme - elettroniche e non - hanno fatto registrare nel 2017 una ripresa significativa, soprattutto nella parte centrale dell'anno (Graf. II.15), con incrementi di circa il 30% nel secondo trimestre e del 15% nel terzo trimestre.

GRAFICO II.16: VOLUMI MENSILI NEGOZIATI DAGLI SPECIALISTI SU PIATTAFORME DIVERSE DA MTS (milioni di euro)


400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
2016
2017
Gen
Feb
Mar
Apr
Mag
Giu
Lug
Ago
Set
Ott
Nov
Dic

[20] *European Market Activity Report*. E' il *report* che sostituisce nella denominazione il precedente HRF - "*Harmonized Reporting Format*" - ma che nella sostanza è rimasto invariato.

Questo diverso andamento può essere attribuito al fatto che gli operatori, nei momenti di maggiore volatilità dei mercati, si avvalgono per la loro operatività maggiormente di *trade* non elettronici, con un conseguente parziale spostamento della loro attività su sedi diverse da MTS.

Gli scambi per tipologie di controparti

Come accennato in precedenza, le informazioni acquisite tramite le reportistiche EMAR, soprattutto a partire dal 2014 - quando è stato introdotto il formato *trade by trade* - hanno assunto una rilevanza informativa di non poco conto, in quanto permettono di condurre analisi molto approfondite sulle dinamiche in corso presso gli investitori in titoli di Stato. Tramite l'aggregazione delle informazioni contenute in questi *report* si riescono a monitorare i *trend* per comparto, per area geografica, per tipologia di investitore, nonché la liquidità presente sulle diverse piattaforme di negoziazione.

Relativamente all'evoluzione della domanda per tipologia di investitore, di seguito sono rappresentati i grafici con l'andamento dei volumi assoluti e delle quantità nette (acquisti meno vendite) scambiate dalle principali categorie di investitori - banche, fondi di investimento, fondi pensione e assicurazioni, fondi *hedge* - con gli Specialisti. Anche per il 2017, come si evince dal Grafico II.16, i principali investitori in titoli di Stato sono stati i fondi d'investimento e le banche, sia in termini di volumi assoluti che di flussi netti di acquisti. Tuttavia, rispetto agli anni passati, il sostanziale apporto delle banche come acquirenti netti è stato decisamente inferiore. Infatti, se si esclude il primo trimestre, nel quale ha probabilmente giocato un ruolo determinante l'operazione di TLTRO-II condotta dalla BCE, i restanti trimestri hanno visto flussi netti in acquisto da parte delle banche praticamente nulli. Andando ad analizzare nel dettaglio la ripartizione tra controparti bancarie italiane ed estere si nota come, se per le banche estere il flusso netto in acquisto è stato costante in ciascun trimestre e pari in media a circa 8 miliardi, per le banche italiane la media sull'anno è stata nulla, caratterizzata da un primo trimestre positivo per circa 20 miliardi e poi negativa per un importo simile nei restanti tre, soprattutto nell'ultimo trimestre. I fondi d'investimento invece hanno garantito un flusso netto positivo per circa 20 miliardi a trimestre.

I Fondi pensione e le Assicurazioni, pur mantenendo costanti i loro flussi di negoziazione in valore assoluto, hanno contribuito con quote percentuali modeste sul totale delle transazioni. In termini netti di acquisti/vendite, mentre il primo trimestre ha fatto registrare flussi netti negativi ed il secondo neutri, durante la seconda metà dell'anno i volumi sono stati positivi e tali da compensare l'andamento negativo dei primi due trimestri.

Infine, per quanto concerne il contributo da parte degli *hedge fund* sul totale delle negoziazioni, va evidenziato come questo comparto abbia via via nel tempo incrementato decisamente il suo peso sul totale delle transazioni effettuate, raggiungendo il picco del 18% del totale delle negoziazioni con clientela finale nel secondo trimestre del 2017. Data la natura dell'investitore, i flussi netti registrati nei vari trimestri sono stati molto volatili e non tali da far evidenziare nel 2017 una domanda netta complessiva positiva o negativa.

GRAFICO II.17: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI CONTROPARTE (milioni di euro) - GESTORI DI FONDI, BANCHE, FONDI PENSIONE ED ASSICURATIVI, *HEDGE FUND*


350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
IQ 2016 IIQ 2016 IIIQ 2016 IVQ 2016 IQ 2017 IIQ 2017 IIIQ 2017 IVQ 2017
Fondi d'investimento:Turnover
Fondi d'investimentos: quantità netta acquistata (Sdx)
140.000
120.000
100.000
80.000
60.000
40.000
20.000
0
-20.000
-40.000
-60.000
-80.000
-100.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
-8.000
-10.000
IQ 2016 IIQ 2016 IIIQ 2016 IVQ 2016 IQ 2017 IIQ 2017 IIIQ 2017 IVQ 2017
Hedge Funds:Turnover
Hedge Fund: quantità netta acquistata (Sdx)
300.000
250.000
200.000
150.000
100.000
50.000
0
30.000
25.000
20.000
15.000
10.000
5.000
0
-5.000
-10.000
-15.000
IQ 2016 IIQ 2016 IIIQ 2016 IVQ 2016 IQ 2017 IIQ 2017 IIIQ 2017 IVQ 2017
Banche: turnover
Banche: quantità netta acquistata (Sdx)
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
-3.000
-6.000
-9.000
-12.000
-15.000
4.800
4.200
3.600
3.000
2.400
1.800
1.200
600
0
-600
-1.200
-1.800
-2.400
-3.000
IQ 2016 IIQ 2016 IIIQ 2016 IVQ 2016 IQ 2017 IIQ 2017 IIIQ 2017 IVQ 2017
Assicurazioni/Fondi Pensione: turnover
Assicurazioni/Fondi Pensione: quantità netta acquistata (Sdx)

Gli scambi per area geografica di residenza delle controparti

Per quanto riguarda l'analisi dell'evoluzione della domanda per area geografica, suddivisa nelle due categorie di investitori italiani ed esteri, nel 2017 si sono osservate alcune divergenze (vedi Grafico II.17) di comportamento rispetto al 2016. Gli investitori italiani hanno scambiato volumi in linea con il profilo degli ultimi trimestri del 2016, cioè per volumi complessivi intorno ai 200 miliardi di euro a trimestre. Per quanto riguarda i flussi netti in acquisto, questi sono stati complessivamente in graduale riduzione rispetto al 2016, attestandosi su una media di poco inferiore ai 15 miliardi su base trimestrale. Per quanto riguarda gli investitori finali esteri, l'evoluzione dei volumi assoluti trimestrali scambiati ha mostrato un *trend* in leggera crescita rispetto al 2016. Tuttavia, l'aspetto più interessante da segnalare riguarda l'analisi dei flussi in acquisto netti che, rispetto al 2016, si sono mostrati in deciso aumento, attestandosi sull'anno su una media di circa 25 miliardi a trimestre.

GRAFICO II.18: VOLUMI TRIMESTRALI NEGOZIATI DAGLI SPECIALISTI PER TIPOLOGIA DI RESIDENZA GEOGRAFICA DELLA CONTROPARTE (milioni di euro)


350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
-50.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
-5.000
IQ 2016
IIQ 2016
IIIQ 2016
IVQ 2016
IQ 2017
IIQ 2017
IIIQ 2017
IVQ 2017
Italia:Turnover
Italia:Quantità netta acquistata (Sdx)
500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
IQ 2016
IIQ 2016
IIIQ 2016
IVQ 2016
IQ 2017
IIQ 2017
IIIQ 2017
IVQ 2017
Estero:Turnover
Estero:Quantità netta acquistata (Sdx)

L'Evoluzione del mercato dei BTP Future

Per quanto riguarda l'evoluzione delle quotazioni del *Future* sui titoli governativi italiani[21] sulla scadenza decennale (quella di gran lunga più liquida rispetto ai contratti sulle scadenze triennali e quinquennali), dal Grafico II.19 si nota come l'andamento del prezzo sia stato perfettamente correlato alla *performance* dei BTP *benchmark* decennali, sebbene non possano definirsi sporadici gli eventi in cui l'ampiezza di oscillazione del BTP *Future* sia stata più marcata di quella del titolo sottostante.

GRAFICO II.19: ANDAMENTO DEL PREZZO DEL *FUTURE* BTP E DEL RENDIMENTO DEL BTP *BENCHMARK* SU SCADENZA 10 ANNI (scala di destra invertita in %)


150
145
140
135
130
125
120
1
1,5
2
2,5
3
3,5
4
Prezzo BTP Future 10y
Rendimento BTP 10y (Sdx)
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

Nel 2017, inoltre, il contratto *Future* decennale sul BTP si è affermato come contratto di riferimento, utilizzato da parte degli operatori per coprire le proprie posizioni non solo sul sottostante italiano, ma anche su altri titoli governativi altamente correlati con i titoli italiani. In termini di volumi scambiati, non si osservano grandi differenze rispetto al 2016. Tuttavia, è interessante notare come, rispetto al 2016, il livello dell'*open interest*[22] abbia registrato, in modo alquanto evidente, un'ascesa costante per tutto il 2017, salvo brusche riduzioni in occasione del *roll*[23] del contratto (Graf. II.20).

[21] Le negoziazioni dei contratti *Future* su BTP si svolgono sulla piattaforma Eurex

[22] L'*open interest* rappresenta il numero di contratti *Future* in esistenza - e quindi non ancora chiusi - che vengono negoziati sul mercato. Si può definire dunque come la somma di tutte le posizioni lunghe o corte aperte sui BTP decennali via contratto *Future* in un specifico istante. Le fasi di forte salita normalmente indicano una tendenza in una medesima direzione di una fetta ampia di operatori.

[23] Il *roll* (o *rollover*) è l'operazione con cui si chiude un contratto *Future* in prossimità della sua scadenza, per aprirne una corrispondente su un contratto *Future* con scadenza successiva.

GRAFICO II.20: VOLUMI DI LOTTI SCAMBIATI E *OPEN INTEREST* DEL CONTRATTO BTP-*FUTURE* NEGOZIATI SULLA SCADENZA DECENNALE SUL MERCATO EUREX


Volumi scambiati
Open Interest
500.000
400.000
300.000
200.000
100.000
0
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

Il *Future* si conferma uno strumento utilizzato come mezzo di copertura dai rischi da parte di detentori di BTP e pertanto, essendo utilizzato come strumento di riduzione complessivo del rischio del portafoglio di investimento in titoli di Stato, agevola l'acquisto del debito italiano da parte di un *pool* di investitori sempre più ampio.

L'andamento del CDS sovrano italiano

GRAFICO II.21: ANDAMENTO DEL PREZZO DEI CDS DEI GOVERNATIVI ITALIA ($) SULLA SCADENZA 5 ANNI E DELLO *SPREAD* BTP-*BUND* 5 ANNI (in punti base)


200
180
160
140
120
100
80
60
40
20
0
ITALY CDS USD SR 5Y D14 Corp
Spread 5Y BTP
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17

Nel 2017, l'andamento del prezzo dei *Credit Default Swap* (d'ora in poi CDS) sui titoli sovrani italiani sulla scadenza a 5 anni (quotato nella valuta dei dollari americani), come si evince dal Grafico II.20, ha mostrato un andamento simile a

quello dello *spread* BTP-*Bund* sulla medesima scadenza quinquennale, con un allargamento durante il primo trimestre del 2017 e poi un restringimento nel resto del corso dell'anno. Va segnalato, tuttavia, che la volatilità dello *spread* BTP-*Bund* è risultata più contenuta rispetto a quella del CDS. In tal senso, il rischio di credito, presente in entrambe le linee rappresentate nel grafico, sembra essere più contenuto sul mercato obbligazionario rispetto a quello del contratto derivato *swap*. Una possibile spiegazione è imputabile alla presenza della BCE, che, come detto, si è proposta stabilmente in acquisto per volumi importanti, con evidenti effetti di contenimento e stabilizzazione dei differenziali di rendimento tra titoli interessati dalla stessa azione di acquisto.

III. LA GESTIONE DEL DEBITO PUBBLICO NEL 2017

III. 1 LA CONSISTENZA DEL DEBITO DELLE AMMINISTRAZIONI PUBBLICHE

Per debito consolidato delle pubbliche amministrazioni[1] ci si riferisce alle passività afferenti a tale settore registrate al valore nominale. Il calcolo di questo aggregato è basato sui criteri settoriali e metodologici di cui, in primo luogo, al Regolamento del Consiglio delle Comunità Europee n. 549 del 2013 relativo al sistema europeo di conti nazionali e regionali (SEC2010) e, più nello specifico, al Regolamento comunitario n. 479/2009 relativo alla Procedura dei Deficit Eccessivi (EDP), come emendato dai Regolamenti n. 679/2010 e n. 220/2014.

Le passività finanziarie considerate sono quelle dei depositi e monete, dei titoli obbligazionari e dei prestiti. Il comparto delle pubbliche amministrazioni si articola nei seguenti sottosettori: l'amministrazione centrale, le amministrazioni locali e gli enti previdenziali. Nel processo di consolidamento vengono eliminate le passività di debito che rappresentano contemporaneamente attività detenute da altri enti che appartengono alle amministrazioni pubbliche.

Il debito così calcolato si è attestato a circa 2.263 miliardi di euro alla fine del 2017, crescendo di circa 44 miliardi nel corso dei dodici mesi. Tale valore risente dell'impatto degli interventi a sostegno delle banche italiane in difficoltà, riguardante non solo la quota di risorse effettivamente spese a tal fine, ma anche ulteriori 7 miliardi che Eurostat ha ritenuto rientrassero comunque nella categoria dei prestiti non negoziabili. Per quanto riguarda il PIL, la crescita è stata del 2,1% in termini nominali, di cui l'1,5% la variazione in termini reali.

Quindi, secondo le stime della Banca d'Italia, il debito è risultato pari al 131,8% del PIL al 31 dicembre 2017, con una riduzione di circa lo 0,2% rispetto allo stesso aggregato misurato alla fine del 2016, un aumento dello 0,3% rispetto al 2015 e una sostanziale stabilità rispetto al 2014.

In merito agli strumenti finanziari contratti, al 31 dicembre 2017, il debito rappresentato da titoli negoziabili sia dell'amministrazione centrale che degli enti locali si è attestato all'84,5% del debito consolidato complessivo, sostanzialmente in linea con lo stesso dato al 2016, di cui il 94,4% emesso in forma di obbligazioni a medio-lungo termine. Di questi titoli, la quasi totalità è rappresentata dai titoli emessi dal Tesoro. Il debito non negoziabile rappresentato da prestiti è risultato pari circa il 7,9% del debito complessivo.

[1] La fonte per questo aggregato è rappresentata dalle pubblicazioni statistiche della Banca d'Italia.

GRAFICO III.1: EVOLUZIONE DEL RAPPORTO DEBITO/PIL


140%
130%
120%
110%
100%
90%
80%
70%
60%
101,9%
102,6%
99,8%
102,4%
112,5%
115,4%
116,5%
123,3%
129,0%
131,8%
131,5%
132,0%
131,8%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Oggetto di questo rapporto, come ricordato nei precedenti capitoli, è il debito rappresentato da titoli di Stato, nonché gli obiettivi e le azioni gestionali sviluppatesi nel corso del 2017.

E' opportuno ricordare che le emissioni di titoli di Stato sono effettuate per coprire il fabbisogno di cassa del Settore Statale, aggregato sostanzialmente coincidente con quello delle amministrazioni centrali, a meno di alcune limitate eccezioni, quali l'ANAS S.p.A., che l'ISTAT classifica all'interno delle amministrazioni centrali, mentre non è ricompresa nel Settore Statale.

Il tetto delle emissioni nette fissato annualmente nella Legge di Bilancio viene infatti calibrato in funzione delle esigenze di copertura del fabbisogno del Settore Statale, tenendo conto di tutti i rimborsi dei titoli e delle nuove emissioni (sia di breve che di medio e lungo termine), queste ultime registrate al valore effettivo di incasso (netto ricavo).

III.2 L'ATTIVITÀ IN TITOLI DI STATO

Scadenze e rimborsi dei titoli di Stato

Il volume dei titoli di Stato giunti a scadenza nel 2017 è stato pari a 368.293 milioni di euro; tale importo non comprende i titoli ritirati dal mercato nelle operazioni di concambio e riacquisto, tuttavia a tale somma devono essere aggiunti ulteriori 175 milioni, relativi ad un titolo in yen di cui possessori potevano richiedere il rimborso nel 2017, facoltà che è stata effettivamente attivata. In tal modo, l'importo complessivo dei rimborsi - al netto di concambi e riacquisti - ha raggiunto i 368.468 milioni, in aumento del 6,7 per cento rispetto ai 345.194 milioni di euro rimborsati nel 2016.

All'interno del comparto a breve termine, l'ammontare di BOT in scadenza è stato pari a 152.113 milioni di euro, volume in progressiva riduzione sia rispetto al

2016, in cui ne erano scaduti 160.655 milioni di euro, che rispetto al 2015, ove il rispettivo ammontare era stato di poco inferiore a 174.552 milioni di euro.

Per ciò che concerne il comparto dei titoli a medio-lungo termine, nel 2017 i rimborsi complessivi (al netto delle operazioni di concambio e riacquisto) sono stati pari a 219.712 milioni di euro, distinti in 212.998 milioni di titoli domestici e 3.357 milioni di titoli esteri. Tale comparto ha dunque registrato un significativo aumento rispetto al 2016, in cui l'equivalente valore era stato pari a 184.539 milioni, di cui 176.385 milioni di titoli domestici e 8.154 milioni di titoli esteri.

Agli ammontari sopra riportati devono essere sommati gli importi in conto capitale corrispondenti ai titoli riacquistati nelle operazioni di concambio e *buyback* (rappresentati da CTZ, BTP, BTP€i e CCTeu) con scadenza negli anni dal 2018 o successivi, che nel 2017 sono stati pari rispettivamente a 11.657 e 9.878 milioni di euro. Pertanto, il volume dei titoli complessivamente rimborsati nel 2017 ammonta a 390.015 milioni.

Tuttavia, considerando che per 599 milioni di euro sono state utilizzate le disponibilità del Fondo per l'ammortamento dei titoli di Stato, nel 2017 l'ammontare delle uscite per rimborso prestiti a carico dei capitoli di bilancio ordinari è stato pari a 389.416 milioni di euro.

Emissioni nette e copertura del fabbisogno

Le emissioni nette[2] dell'anno, ossia la copertura in termini di cassa realizzata collocando titoli di Stato, sono state pari a 41.150 milioni, di circa 11 miliardi di euro inferiori rispetto al saldo di cassa del Settore Statale (52.159 milioni) pubblicato nei documenti ufficiali di finanza pubblica[3].

Le disponibilità liquide del Tesoro, in riduzione per circa 13,7 miliardi, hanno finanziato la quota del saldo di cassa del Settore Statale non coperta attraverso le emissioni nette di titoli di Stato ed attraverso il saldo netto di altre forme di prestiti. Per queste ultime, che si attestano su un ammontare netto negativo pari a circa 2.700 milioni, si tratta di partite finanziarie debitorie diverse dai dai titoli di Stato, come ad esempio il rimborso dei Buoni Postali Fruttiferi (-950 milioni circa), cui devono aggiungersi la variazione delle giacenze dei conti di Tesoreria intestati a soggetti esterni alla P.A (-760 milioni circa)[4] e altre forme di passività finanziarie (-1.000 milioni circa).

[2] Le emissioni nette sono calcolate tramite differenza tra le emissioni e i rimborsi, rispettivamente valutati come segue: le emissioni al netto ricavo, con l'esclusione dei BOT che sono valutati al valore nominale (prezzo 100) in quanto la differenza rispetto a 100 è anticipata dalla Tesoreria dello Stato; i rimborsi sono valutati al valore nominale, con l'eccezione dei titoli riacquistati in concambio che sono calcolati al netto ricavo, così come i CTZ in quanto la componente interessi è già contenuta nel fabbisogno del Settore Statale; infine, le scadenze finanziate con il Fondo Ammortamento (pari a 599 milioni) non sono ovviamente incluse.

[3] Tale valore è ottenuto partendo dal saldo delle gestioni di bilancio e di tesoreria (52.514 milioni), rettificato per tener conto di talune poste che, pur non alterando la liquidità disponibile, incidono sulla variazione del debito pubblico e concorrono alla formazione del fabbisogno. Al saldo delle gestioni di bilancio e di tesoreria, in particolare, si aggiungono poste debitorie che non determinano movimentazioni di cassa pur modificando talune contabilizzazioni del bilancio dello Stato o della tesoreria statale.

[4] La variazione del saldo del conto di tesoreria intestato a Cassa Depositi e Prestiti è risultata positiva per circa un miliardo, ma tale incremento è stato più che compensato dalla variazione del saldo di altri conti intestati a soggetti esterni alla P.A.

TABELLA III.1: EMISSIONI, SCADENZE E COPERTURA DEL FABBISOGNO DEL SETTORE STATALE (milioni di euro)

	2017
Emissioni nominali (*)	427.059
Rimborsi nominali (*)	390.015
Emissioni al netto ricavo (*) (a)	431.990
Rimborsi ai fini del calcolo delle emissioni nette (*) (b)	390.840
Emissioni nette (*) (c) = (a) – (b)	41.150
Altre forme di copertura giacenti in Tesoreria dello Stato (f) = -(d) + (e) – (c)	-2.675
Totale coperture (c) + (f)	38.475
Saldo di cassa del Settore Statale (d)	-52.159
Variazione Conto Disponibilità del Tesoro 31-12-2017 vs 31-12-2016 (e)	-13.684

(*) Calcolate per l'intero anno con il criterio della data di regolamento, e non per data d'asta.

Gestione delle emissioni

La strategia di emissione definita dal Tesoro per il 2017 ha dovuto tenere conto di esigenze di finanziamento superiori rispetto a quelle degli anni più recenti: come già accennato, infatti, nei comparti a medio-lungo termine sono maturati oltre 30 miliardi di euro in più rispetto al volume di rimborsi del 2016, a cui, come sempre, si è aggiunto il fabbisogno di cassa annuo. Nel fronteggiare questo cospicuo fabbisogno e continuare a garantire l'ordinato funzionamento del mercato secondario dei titoli di Stato, il Tesoro si è avvalso di un'offerta ampia e diversificata degli strumenti di debito a disposizione, con una maggiore presenza sui comparti a più lungo termine, sfruttando anche le due nuove linee di BTP nominali, a 20 e a 50 anni, introdotte nel 2016.

Il volume dei titoli di Stato emessi nel 2017, al netto delle operazioni di concambio, è stato pari a 413.684 milioni di euro, con un aumento del 3,56% rispetto ai 399.449 milioni di euro emessi nel 2016.

TABELLA III.2 - TITOLI DI STATO EMESSI AL NETTO DELLE OPERAZIONI DI CONCAMBIO (milioni di euro)

	Totale 2016	I Trimestre 2017	II Trimestre 2017	III Trimestre 2017	IV Trimestre 2017	Totale 2017
Totali a breve termine (BOT)	152.694	46.398	39.000	38.442	27.760	151.601
Totali a medio-lungo termine	246.756	76.349	82.329	52.215	51.190	262.084
di cui: CTZ	18.991	8.250	8.354	6.156	5.900	28.660
BTP	170.219	54.580	52.457	37.660	28.458	173.155
BTP€i	12.422	5.469	3.706	2.938	1.438	13.550
BTP ITALIA	13.234	0	8.590	0	7.107	15.697
CCTeu	28.854	8.050	9.223	5.463	8.288	31.023
Titoli esteri	3.036	0	0	0	0	0
TOTALE	399.449	122.747	121.329	90.657	78.950	413.684

Prima di procedere al dettaglio dell'attività di ricorso al mercato è opportuno ricordare che la formazione del fabbisogno non è uniforme nel corso dell'anno. Tipicamente, fino al mese di maggio le spese eccedono significativamente le entrate, mentre dalla seconda metà di giugno fino ad agosto le scadenze dei versamenti fiscali portano ad un'eccedenza di entrate che aumenta in maniera cospicua la riserva di liquidità dello Stato. Da settembre fino a novembre riparte una netta prevalenza di spese sugli incassi, che fa esaurire le scorte di liquidità, poi reintegrate con i versamenti fiscali di fine anno. Queste fluttuazioni

consentono di evitare di emettere in alcuni cicli d'asta caratterizzati da ridotta liquidità sul mercato secondario dei titoli di Stato, come a metà agosto e metà dicembre. Talora, poi, la necessità di rispettare il tetto di emissioni nette fissato nella legge di bilancio o il profilo non problematico delle scadenze dei primi mesi dell'anno successivo, suggeriscono di cancellare anche alcune aste di fine novembre. Nel 2017, in particolare, oltre alla consueta cancellazione delle aste di metà mese dei titoli a medio-lungo termine di agosto e dicembre, a fine novembre non è stato emesso il BTP quinquennale.

Titoli domestici

BOT

Nel corso degli ultimi anni si è assistito ad una progressiva riduzione degli importi offerti sul comparto BOT, in un'ottica di strategica riduzione delle emissioni a breve termine volta all'allungamento della vita media del debito.

Le Linee guida per il 2017, invece, indicavano un leggero cambio di tendenza, con la previsione di un aumento delle emissioni in considerazione delle notevoli scadenze previste per l'anno in oggetto. Tuttavia, le condizioni di mercato hanno continuato a favorire la sottoscrizione di titoli a più lungo termine, per cui il peso percentuale dei BOT sul totale delle emissioni si è mantenuto su livelli prossimi a quelli registrati l'anno precedente. In continuità con gli scorsi anni, il Tesoro ha previsto di effettuare i collocamenti sulle tradizionali scadenze a 6 e 12 mesi, mentre i titoli con scadenze trimestrali o flessibili avrebbero potuto essere emessi solo in caso di specifiche esigenze di cassa. Nessuna modifica è intervenuta nelle procedure d'asta, in cui gli operatori esprimono le richieste in termini di rendimento (come da prassi sul mercato monetario), nella calendarizzazione dei collocamenti e per quanto riguarda la percentuale della riapertura riservata agli Specialisti, rimasta pari al 10% del quantitativo offerto nell'asta ordinaria. Anche nel 2017 il Tesoro ha mantenuto la facoltà di variare tale percentuale in ciascuna asta, ma solo in casi eccezionali, dovuti a particolari condizioni di mercato e di domanda da parte degli operatori, che peraltro non si sono verificate.

Rispetto a quanto ipotizzato nelle Linee guida, nel corso dell'anno il Tesoro ha effettuato emissioni lorde e nette sostanzialmente in linea con quelle dell'anno precedente, grazie ad una disponibilità di cassa che si è rivelata migliore del previsto e che ha consentito di far fronte ai considerevoli rimborsi, senza che fosse necessario un aumento delle emissioni a breve termine.

Nel 2017 sono stati emessi 151.601 milioni di euro di BOT, rispetto ai 152.694 milioni del 2016, con una marginale riduzione dell'importo collocato. Le emissioni lorde sulle due scadenze sono state leggermente superiori sul titolo annuale (75.000 per il BOT 6 mesi e 76.601 per il titolo a 12 mesi). Le emissioni nette sono state negative per il titolo semestrale (-1.088 milioni di euro), mentre sono state positive sull'annuale (+576 milioni di euro), che complessivamente hanno prodotto una riduzione pari 512 milioni sull'intero comparto. Nel corso dell'anno non si sono svolte aste di BOT trimestrali o flessibili.

L'ammontare complessivo dei BOT in circolazione è quindi marginalmente diminuito, con una quota a fine anno pari al 5,59% del totale dei titoli di Stato,

collocandosi all'interno dell'intervallo obiettivo definito nel Decreto Cornice per il 2017, che prevedeva una quota compresa tra il 3% e l'8%. Il calo percentuale rispetto all'anno precedente risulta comunque piuttosto modesto (5,74% nel 2016).

La politica monetaria espansiva della BCE ha continuato a dispiegare i suoi effetti anche nel 2017, contribuendo a tenere i tassi a breve termine su livelli storicamente bassi e ampiamente negativi, con un inevitabile impatto anche sui rendimenti medi in asta. Come già avvenuto l'anno precedente, tutti i collocamenti hanno fatto registrare tassi medi di aggiudicazione inferiori a zero su entrambe le scadenze. Il rendimento medio ponderato ha avuto una tendenza discendente comune alle due durate, facendo registrare a più riprese nuovi minimi storici. In particolare, il BOT a 6 mesi ha fatto registrare il rendimento più elevato nell'asta con regolamento ad inizio gennaio (-0,286%) e il più basso nell'asta di fine novembre (-0,457%), occasione in cui è stato toccato il minimo storico su questa scadenza. Per il BOT annuale l'andamento è risultato simile: il rendimento massimo è stato registrato nell'asta di metà marzo (-0,226%) per poi scendere gradualmente fino al minimo storico di dicembre (-0,407%). Nonostante la continua discesa dei tassi, la domanda degli operatori si è mantenuta costante per tutto il periodo e si è addirittura rafforzata nella seconda metà dell'anno. L'incremento della domanda è riscontrabile dall'analisi della variazione dei rapporti di copertura delle aste (*bid-to-cover ratio*). A fronte di importi offerti stabili rispetto al 2016, la media annuale del *bid-to-cover* è stato di 1,72 per i BOT semestrali e di 1,80 per gli annuali, contro l'1,65 e l'1,60 dell'anno precedente.

Da quanto desumibile dai dati periodicamente comunicati dagli Specialisti in titoli di Stato circa la provenienza della domanda dei BOT in asta, nel 2017 sono emerse notevoli oscillazioni stagionali della componente domestica, con una media, però, in rialzo; si è poi osservata la tendenza ad una graduale riduzione della partecipazione europea, controbilanciata da un incremento della componente asiatica, mentre trascurabile è rimasta la quota americana. In ogni caso, la domanda di investitori stranieri ha continuato a rappresentare oltre il 70% del totale.

Relativamente alla tipologia degli investitori interessati a questo segmento di mercato, banche e gestori di fondi hanno continuato ad essere i principali acquirenti; rispetto al 2016, si è inoltre rilevata una maggiore presenza di banche centrali ed altre istituzioni pubbliche e, in misura inferiore, anche di *hedge fund*.

Come detto, la domanda è aumentata nella seconda metà dell'anno, nonostante in quel periodo i tassi fossero scivolati addirittura sotto il tasso di *deposit facility*, che rappresenta il limite inferiore della remunerazione dei depositi bancari e governativi detenuti presso la Banca Centrale. È ipotizzabile che tale fenomeno sia dovuto alla ricerca da parte degli intermediari finanziari di titoli da utilizzare come collaterale sul mercato dei pronti contro termine.

GRAFICO III.2: RENDIMENTI DEI BOT A 6 E 12 MESI IN ASTA (punti percentuali)


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Tra i fattori che hanno determinato l'ulteriore abbassamento dei tassi in territorio negativo c'è sicuramente la decisione della BCE di mantenere inalterati i tassi ufficiali della politica monetaria per un lungo periodo di tempo e la prosecuzione del piano di acquisti di titoli di Stato della BCE che, come noto, pur non avendo ad oggetto titoli di durata inferiore ad un anno, produce degli effetti "indotti" anche sul comparto BOT.

La valutazione della performance in termini relativi del comparto a breve termine rispetto ai principali tassi di riferimento di mercato monetario può essere effettuata confrontando il rendimento medio ponderato in asta con il tasso di mercato interbancario di pari scadenza osservato il giorno dell'asta sulla curva Euribor. Dal successivo Grafico III.3 si nota che per tutto il 2017 la curva del BOT semestrale è rimasta al di sotto della curva Euribor di pari durata, che evidenzia un ridotto rischio di credito per i titoli governativi del comparto monetario italiano.

GRAFICO III.3: RENDIMENTO SEMPLICE DEI BOT A 6 M ED EURIBOR 6 M (tassi percentuali)


Rendimento semplice BOT 6 m
Tasso Euribor 6 mesi
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CTZ

Nel comparto a 24 mesi è stata ripristinata la cadenza mensile delle emissioni di CTZ, dopo che nel 2016 era stata adottata una frequenza d'asta bimestrale. Tale decisione ha permesso sia di fronteggiare meglio le situazioni di potenziale volatilità, migliorando la liquidità del comparto, sia di tenere conto delle recenti modifiche apportare al programma di acquisto di attività della BCE, con cui sono state ammesse le obbligazioni pubbliche con durata residua da uno a 2 anni, rendendo perciò acquistabili anche i CTZ.

Le emissioni di titoli a 24 mesi sono cresciute di oltre il 50%, passando dai 18.991 milioni di euro collocati nel 2016 ai 28.660 milioni di euro del 2017, mentre i volumi in scadenza si sono ridotti di circa 2 miliardi di euro per effetto della politica di riduzione delle emissioni sui comparti a breve termine perseguita negli anni più recenti. Nell'anno, il titolo aperto a fine novembre 2016 è stato riproposto fino ad aprile ed ha raggiunto un circolante di 15,1 miliardi di euro, mentre due nuove linee sono state aperte: a maggio il CTZ con scadenza 30 maggio 2019, riaperto fino all'asta di fine settembre, con un circolante finale di circa 12,2 miliardi di euro; ad ottobre il titolo con scadenza 30 ottobre 2019, che a fine anno registrava uno *stock* di 5,9 miliardi.

A conferma che la maggiore frequenza di emissione ha ottenuto l'apprezzamento del mercato, il *bid to cover ratio* medio dell'anno è stato decisamente migliore di quello del 2016 (1,81 contro 1,60), mostrando altresì una maggiore stabilità, pur in presenza di fluttuazioni: il rapporto di copertura più basso, registrato nell'asta di giugno, è stato pari a 1,56, mentre il più elevato si è avuto a novembre, con un valore di 2,19. Inoltre, nel 2017 sembra essersi molto attenuata la correlazione inversa tra importi offerti e *bid to cover ratio*: infatti, anche nelle aste di maggio e ottobre, in cui si è lanciato un nuovo titolo con offerta superiore a quella delle altre *tranche*, tale rapporto è rimasto abbastanza elevato, registrando in ottobre addirittura il secondo valore più elevato (2,02) dell'anno.

Relativamente alla provenienza geografica della domanda in prossimità dell'asta, si sono registrate molte fluttuazioni, con periodi di prevalenza domestica ed altri in cui è risultata dominante la componente estera, per lo più europea, anche se nella prima parte dell'anno è stata presente anche una piccola quota americana.

Grande variabilità ha presentato la composizione della domanda per tipologia di investitore, inizialmente largamente dominata dalle banche, ma successivamente bilanciata da una significativa presenza di fondi d'investimento, una modesta quota di *hedge fund* e, in chiusura d'anno, una non trascurabile componente di assicurazioni.

Come per i BOT, i rendimenti all'emissione sulla scadenza a 24 mesi sono risultati negativi, con un lieve rialzo al di sopra dello zero solo nell'asta di febbraio, in una fase di nervosismo dei mercati e di rifugio della domanda sulla scadenza biennale dei titoli di Stato tedeschi, che nello stesso periodo veniva scambiata a tassi ai minimi storici. Nel mese di novembre, in particolare, il rendimento all'emissione ha toccato di minimo storico assoluto per questo titolo (-0,337%).

GRAFICO III.4: RENDIMENTI ALL'EMISSIONE DEI CTZ NEL 2017 (tassi percentuali)


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Il circolante dei CTZ è cresciuto di 1.085 milioni di euro alla fine del 2017, rappresentando il 2,13% dello *stock* dei titoli di Stato, percentuale pressoché invariata rispetto al dato dell'anno prima.

BTP

Nel comparto dei BTP nominali, le emissioni lorde sono state pari a 173.155 milioni di euro, mentre nel 2016 il Tesoro aveva collocato 170.219 milioni di euro. Per quanto riguarda i titoli *on-the-run*, sono stati emessi 32.998 milioni sulla scadenza triennale, 36.404 milioni nel segmento a 5 anni, 29.762 milioni in quello a 7 anni, 35.747 milioni nell'area 10 anni, 10.434 milioni di titoli a 15 anni, 5.400 milioni nel segmento a 20 anni, 10.980 milioni in quello a 30 anni e 750 milioni del più recente BTP a 50 anni. Nello stesso anno, si sono svolte numerose riaperture di BTP non più in corso di emissione (*off-the-run*), collocando nove titoli con vita residua compresa tra i 3 e i 29 anni, per complessivi 10.680 milioni di euro.

Coerentemente con quando prospettato nelle Linee Guida, alla fine del 2017 le emissioni nette di BTP a 3 anni sono risultate positive e pari a 19.713 milioni di euro, dato anche il ridotto importo in scadenza. Tenendo anche conto delle *tranche* collocate di titoli originariamente più lunghi, ma con vita residua triennale, il peso di questo segmento è arrivato all'8,5% (v. tabella III.6.a), con una crescita di oltre il 2% rispetto all'anno precedente. Il BTP a 5 anni, invece, le cui emissioni nette sono state negative per 7.386 milioni di euro a causa di 43.790 milioni di rimborsi, ha mantenuto una quota solo di poco superiore a quella del 2016.

Per entrambe queste scadenze, nei primi mesi dell'anno si è conclusa l'offerta dei titoli lanciati nelle aste con regolamento ad ottobre 2016 e sono state aperte due nuove linee. In particolare, nell'asta di metà marzo 2017 si è chiuso il ciclo di emissione del BTP con scadenza 15 ottobre 2019, che ha raggiunto una dimensione finale di poco inferiore a 15,7 miliardi, mentre il BTP quinquennale con scadenza 1° novembre 2021 è stato riproposto fino all'asta regolata a inizio febbraio, in cui ha raggiunto un circolante di circa 14,4 miliardi di euro.

Relativamente alla scadenza triennale, tra aprile e settembre è stato offerto il BTP 18 aprile 2017/15 giugno 2020 (con prima cedola corta pagata il 15 giugno 2017), il quale si è chiuso con un ammontare complessivo di poco inferiore a 16,9 miliardi, mentre a metà ottobre è stata aperta la nuova linea con scadenza 15 ottobre 2020, che a fine anno aveva un circolante di circa 7,2 miliardi. Le oscillazioni dei rendimenti di mercato del 2017 si sono riflesse sui tassi cedolari annui: mentre il titolo aperto nel 2016 recava una cedola dello 0,05%, il BTP 15 giugno 2020 ne aveva una dello 0,35% e il BTP 15 ottobre 2020 una dello 0,20%.

I *bid to cover* in asta hanno oscillato tra un minimo di 1,37, registrato in aprile in corrispondenza del lancio del nuovo titolo con un importo piuttosto cospicuo (4.500 milioni) e poco prima del primo turno delle elezioni francesi, e un massimo di 1,86 nell'asta di metà settembre. La media dell'anno è risultata pari a 1,74.

Anche sulla scadenza quinquennale un titolo ha completato interamente il suo ciclo di emissione nel corso dell'anno: si tratta del BTP 1° marzo 2017/1° aprile 2022, con prima cedola corta pagata il 1° aprile 2017, lanciato nell'asta di fine febbraio (regolata il 1° marzo) e riaperto fino all'asta con regolamento a inizio luglio, con la quale è arrivato ad un circolante di 16,65 miliardi. L'altro nuovo BTP quinquennale è stato invece aperto a fine luglio (e regolato il 1° agosto) con scadenza 1° agosto 2022 e a fine anno aveva raggiunto una dimensione di poco inferiore ai 14,1 miliardi di euro. Il rapporto di copertura in asta dei BTP quinquennali è risultato generalmente inferiore a quello della scadenza triennale, con una media annua pari a 1,44, col minimo di 1,25 registrato nell'asta di fine febbraio e regolata a inizio marzo, in cui si offrivano 4 miliardi del nuovo titolo, e il massimo di 1,65 dell'asta di fine ottobre con regolamento 1° novembre.

Anche in questo caso i tassi cedolari hanno subito considerevoli oscillazioni: il BTP 1° aprile 2022 ha registrato un rialzo rilevante della cedola, che è stata fissata all'1,20% a fronte dello 0,35% del titolo precedente, mentre il BTP agosto 2022 ha inglobato una correzione al ribasso dei tassi di mercato, recando una cedola dello 0,90%.

Nel comparto a 7 anni, l'ordine di grandezza delle emissioni totali in valori assoluti, sia in termini lordi che netti (non registrandosi ancora scadenze su questo comparto), è risultato di poco inferiore a quello del 2016. In valori percentuali, la diminuzione è risultata un po' più marcata, pur rimanendo inferiore all'1%.

Anche per questa scadenza, ad inizio anno si è chiuso il ciclo di riaperture del BTP lanciato a settembre 2016, che con l'asta di metà febbraio ha raggiunto quasi i 14,4 miliardi di euro, per poi vedere due nuove emissioni nel corso del 2017. La prima, aperta nell'asta di metà marzo col BTP 1,85% 15/03/2017 - 15/05/2024 (prima cedola corta pagata a metà maggio 2017) si è chiusa nell'asta di metà luglio con un circolante complessivo di circa 15,1 miliardi; la seconda, lanciata a metà settembre col BTP 1,45% 15/09/2017 - 15/11/2024 (prima cedola corta pagata a metà novembre 2017), ha chiuso l'anno con un circolante di poco superiore ai 9 miliardi di euro.

Nel comparto a 10 anni, nonostante il rimborso di un BTP per 24 miliardi di euro nel mese di febbraio, si sono registrate emissioni nette positive per 11.350 milioni di euro (sempre considerando esclusivamente i titoli *on the run*). In considerazione del ruolo strategico che riveste il titolo decennale per la gestione del debito, le emissioni sono state mantenute su ammontari significativi, tali da

preservarne la consistenza rispetto allo *stock* del debito. Dopo l'ultima *tranche* del titolo con scadenza 1° dicembre 2026 emessa nell'asta di fine dicembre 2016 e regolata a inizio gennaio 2017, i due nuovi *benchmark* lanciati nell'anno sono stati il BTP 1° febbraio 2017/1° giugno 2027 e il BTP 4 luglio 2017/1° agosto 2027, rispettivamente con tasso cedolare annuo del 2,20% e del 2,05%. Per entrambi è stata prevista una prima cedola corta, commisurata al rateo di interessi decorso fino alla sua maturazione. Il BTP giugno 2027 ha chiuso l'anno con un circolante di poco superiore a 16,3 miliardi, mentre il BTP agosto 2027 ha raggiunto quasi i 17,7 miliardi. I rapporti copertura hanno oscillato tra il minimo di 1,28 dell'asta di lancio del nuovo *benchmark* a fine giugno (regolata il 4 luglio) al massimo di 1,71 dell'asta di fine settembre, regolata il 1° agosto. La media annua è stata pari a 1,47.

Sui segmenti a più lungo termine, il Tesoro ha adottato una politica di emissione volta a consolidare i risultati ottenuti nel 2016, quando era riuscito ad emettere circa il 10% del totale delle emissioni lorde, grazie ad una domanda solida, e allo stesso tempo offrendo titoli a tassi di interesse largamente inferiori a quelli storici del comparto. Nel 2017, pur in un contesto ancora favorevole, la domanda sull'ultra-lungo è risultata un po' meno brillante, soprattutto nella prima parte dell'anno per via delle incertezze originate dal possibile esito delle elezioni francesi. E di norma è proprio nei primi mesi dell'anno che gli investitori sono più propensi ad investire massicciamente, anche su scadenze molto lunghe. Sono stati comunque collocati quasi 34 miliardi di euro di titoli con durata di 15 anni o più, corrispondenti a circa l'8,2% delle emissioni complessive. Su questi comparti le emissioni si svolgono con regolarità, valutando di volta in volta quali tra le scadenze disponibili (15, 20, 30 e 50 anni) offrire al mercato e avvalendosi, come di consueto, di un sindacato di banche per il collocamento delle prime *tranche*.

Per favorire la partecipazione alle aste di titoli con scadenza superiore ai 10 anni, inoltre, il Tesoro si è riservato la facoltà di innalzare dal 15% al 20% la quota a disposizione degli Specialisti nella riapertura non competitiva del giorno successivo all'asta. A parte le aste degli ultimi mesi dell'anno, quando ormai larga parte del programma annuo di emissione era stato raggiunto, si è fatto ampio ricorso a tale facoltà.

Nel comparto a 15 anni, il Tesoro ha lanciato in gennaio il BTP 01/09/2016 - 01/09/2033, cedola del 2,45%, collocato tramite un sindacato costituito da cinque *lead manager* - Banca IMI S.p.A., Barclays Bank PLC, Crédit Agricole Corp. Inv. Bank, ING Bank N.V. e Royal Bank of Scotland PLC - nonché dai restanti Specialisti in titoli di Stato in qualità di co-*lead manager*. In particolare, il 25 gennaio sono stati regolati 6.000 milioni di euro, ad un prezzo di collocamento pari a 99,131 e corrispondente a un rendimento lordo annuo all'emissione del 2,530%.

Gli investitori che hanno partecipato all'operazione sono stati 210 per una domanda complessiva di circa 21,4 miliardi di euro. Oltre alla consueta rilevante porzione aggiudicata alle banche (40,8%), è risultata particolarmente rilevante la quota assegnata ad investitori dalle caratteristiche opposte: da un lato banche centrali ed istituzioni governative, che normalmente detengono stabilmente il titolo in portafoglio, dall'altro *hedge fund*, che invece movimentano più frequentemente i propri investimenti. Entrambe queste categorie si sono aggiudicate una quota di poco superiore al 17%. Un po' inferiore al solito la domanda di assicurazioni e fondi pensione, complessivamente intorno al 6%.

GRAFICO III.5: DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORI DEL BTP 1° settembre 2033


Istituzioni ufficiali
17,17%
Assicurazioni 3,40%
Hedge Fund 17,33%
Fondi pensione
2,62%
Altro 1,09%
Fondi
d'investimento
17,59%
Banche 40,81%

Ben diversificata la distribuzione geografica, con una quota rilevante assegnata a investitori domestici (circa 36%). Di rilievo, come di consueto, anche la quota sottoscritta da investitori residenti nel Regno Unito (circa 24,8%), seguiti per importanza dai nordamericani, mentre il resto dell'emissione è stato collocato in larga parte in Europa continentale, dove spicca la presenza di Germania/Austria, in cui è stato collocato il 10,3% dell'emissione. Solo residuale la porzione di altre regioni (0,7%), tuttavia interessante per la presenza di altri Paesi europei, di Medio Oriente, Asia e Sudamerica.

GRAFICO III.6: DISTRIBUZIONE PER AREA GEOGRAFICA DEL BTP 1° settembre 2033


Paesi Nordici 4,07%
Spagna 3,55%
Svizzera 2,53%
Francia 4,22%
Benelux 1,81%
Altra Europa 0,35%
Germania/Austria
10,32%
Altro 0,27%
USA / Canada
Regno Unito 24,76%
Italia 36,08%

Il titolo è poi stato riproposto tre volte nel corso dell'anno, nelle aste di metà mese di marzo, luglio e novembre, raggiungendo a fine anno un circolante di oltre 10,4 miliardi. Inoltre, nello stesso segmento di curva vi è stata l'emissione

dell'*off-the-run* 1° marzo 2030, di cui è stata emessa una *tranche* di 1.200 milioni di euro. I rapporti di copertura delle aste del nuovo BTP a 15 anni sono stati compresi tra l'1,60 di marzo e l'1,40 di luglio, con una media di 1,49.

Per soddisfare la domanda sulla scadenza ventennale si sono tenute, nel ciclo di metà mese, tre aste del BTP 1° settembre 2036, nei mesi di gennaio, aprile e settembre, portando il circolante a fine anno a 14,9 miliardi di euro. Il *bid to cover* medio di tali aste è stato 1,51, compreso tra il minimo di aprile (1,45) e il massimo di settembre (1,63). Sfruttando poi specifiche situazioni di domanda nel mese di febbraio è stato offerto il BTP con scadenza agosto 2039 (vita residua 22 anni circa), mentre in luglio è stata offerta una *tranche* del BTP con scadenza febbraio 2037; entrambi sono stati proposti nell'asta di metà mese ed originariamente erano titoli trentennali.

Sul segmento trentennale, dopo due aste condotte a febbraio e maggio che hanno portato il circolante del BTP 1°marzo 2047 ad oltre 15,7 miliardi di euro, nel mese di giugno si sono determinate le condizioni favorevoli per il lancio di un nuovo *benchmark*. Così, il 7 giugno 2017 è stato collocato, tramite un sindacato costituito da BNP Paribas, Citigroup Global Markets Ltd., Goldman Sachs Int. Bank, HSBC France e UniCredit S.p.A. in qualità di *lead manager* e dagli altri Specialisti in titoli di Stato come *co-lead manager*, il BTP 1° marzo 2017 - 1° marzo 2048, con cedola annua del 3,45%, pagata come sempre in due rate semestrali. L'operazione, regolata il successivo 14 giugno, è stata contraddistinta da un'ottima risposta da parte del mercato, essendo stati raccolti ordini per oltre 23,7 miliardi di euro. L'importo finale emesso è stato pari a 6.500 milioni di euro e il prezzo di collocamento è stato fissato pari a 98,956, corrispondente ad un rendimento lordo annuo all'emissione del 3,536%.

Hanno partecipato all'operazione circa 200 investitori e quasi metà del collocamento è stato sottoscritto da fondi d'investimento (44,9%), mentre le banche ne hanno sottoscritto circa un terzo (32,7%). Significativa, data la lunga durata, la quota di banche centrali e istituzioni governative, che hanno acquistato circa il 5,0% dell'importo emesso, mentre la presenza di fondi pensione e assicurazioni è risultata tutto sommato modesta. Ancora di rilievo l'allocazione agli *hedge fund* (13,6%), pur se ridimensionata rispetto a quanto registrato nell'emissione del nuovo BTP quindicennale emesso a inizio anno, segno di una maggiore fiducia complessiva del mercato dopo l'esito rassicurante delle elezioni francesi.

GRAFICO III.7: DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORE DEL BTP 1° MARZO 2048


Fondi d'investimento 44,90%
Banche 32,7%
Assicurazioni/ Fondi pensione 3,60%
Istituzioni Ufficiali 5,00%
Imprese non finanziarie 0,20%
Hedge Fund 13,60%

Nella distribuzione geografica del titolo è prevalsa la presenza di investitori esteri che si sono aggiudicati poco meno dei due terzi del collocamento contro una partecipazione domestica pari a circa il 36,2%. Tra gli investitori esteri, come di consueto è risultata di rilievo la quota sottoscritta da residenti in Gran Bretagna e Irlanda (31,8%), mentre in Europa continentale l'importo allocato in Germania/Austria (10,1%) è stato il più significativo, cui ha fatto riscontro la partecipazione di altri paesi, più frammentata e molto variegata (v. Graf. III.8). Al di fuori dell'Europa, un po' inferiore al solito l'aggiudicazione agli investitori nord-americani (circa il 6,1% dell'emissione) e molto modesta la quota assegnata a investitori asiatici (0,2%).

GRAFICO III.8: DISTRIBUZIONE PER AREA GEOGRAFICA DEL BTP 1° MARZO 2048


Francia 4,20%
Svizzera 2,90%
Altra Europa 3,00%
Asia/Australia 0,20%
Paesi Nordici 5,50%
Italia 36,20%
USA 6,10%
Germania/ Austria; 10,1%
Regno Unito/Irlanda 31,80%

Il nuovo titolo trentennale è poi stato riproposto nell'asta di metà ottobre e a fine anno registrava un circolante di oltre 8,2 miliardi di euro.

Per quanto riguarda la nuova scadenza cinquantennale, il BTP 1° marzo 2067, lanciato nell'ottobre 2016 a condizioni eccezionalmente favorevoli (rendimento all'emissione pari al 2,85%), ha risentito sensibilmente, in termini di prezzo sul secondario (anche a causa dell'elevata *duration*), del clima di mercato più cauto determinatosi, in prima battuta, a seguito dell'esito del referendum costituzionale in Italia e, successivamente, per le incertezze sulle elezioni francesi. Pertanto, il titolo è stato riproposto solo nell'asta di fine marzo, per un importo di 750 milioni. Il relativo circolante a fine anno era di 5.750 milioni.

Nel 2017 sono anche emerse diverse situazioni in cui la domanda di alcuni titoli non più in corso di emissione (*off-the-run*) non poteva essere adeguatamente soddisfatta sul mercato secondario, probabilmente anche per via degli acquisti operati dalla Banca Centrale nell'ambito del programma PSPP. Per evitare eccessivi disallineamenti di prezzo sul secondario e trarre profitto da migliori condizioni di finanziamento, il Tesoro ha allora offerto alcuni di questi titoli in asta, talora anche sostituendo il titolo in corso di emissione, quando questo mostrava, invece, minore attrattività.

In particolare, ciò è avvenuto nell'asta di fine dicembre 2016, che regolava il 2 gennaio 2017[5], in cui è stato offerto un titolo originariamente trentennale, ma con una vita residua di 10 anni, in luogo del BTP *on-the-run* decennale, per un importo abbastanza contenuto (1 miliardo in asta cui, nella riapertura riservata agli Specialisti, sono stati aggiudicati ulteriori 5 milioni). Talora, invece, il titolo in corso di emissione è stato affiancato da un *off-the-run* di analoga scadenza, ripartendo opportunamente l'offerta in modo da massimizzare l'efficacia dell'emissione: è quanto si è verificato nel caso della tranche di un BTP con vita residua di circa tre anni (originariamente un quinquennale), offerta nell'asta di metà febbraio congiuntamente al triennale in corso di emissione, e a fine febbraio, quando il BTP decennale *benchmark* è stato affiancato da una *tranche* di un vecchio decennale, con vita residua pari a circa 9 anni.

Sul segmento a più lungo termine, spesso l'offerta di *on-the-run* e *off-the-run* è stata realizzata proponendo una "forchetta" di importi minimo e massimo congiunta per due titoli. Questa modalità viene adottata quando si ha sentore di una domanda adeguata per i titoli in emissione, ma il contesto di mercato risente di numerosi fattori di incertezza, per cui è bene che l'emittente sfrutti maggiori spazi di flessibilità nella ripartizione dell'emissione. Tale scelta è stata effettuata a più riprese; in occasione dell'asta di metà febbraio, quando al trentennale in corso di emissione è stato affiancato un titolo con vita residua di circa 22 anni (il BTP 1° agosto 2039); nell'asta di metà marzo, quando il BTP quindicennale *on-the-run* è stato proposto congiuntamente ad una tranche del BTP 1° settembre 2046; a metà maggio, con l'offerta congiunta del trentennale in corso di emissione e il BTP 1° settembre 2044 (vita residua 27 anni circa); infine a metà luglio, col quindicennale *on-the-run* proposto unitamente al BTP 1° febbraio 2037 (originariamente un trentennale, ma con vita residua di circa 20 anni).

A metà aprile, come già accennato, è stato offerto nella medesima asta il BTP 1° marzo 2030 (vita residua 13 anni circa) insieme al titolo ventennale *on-the-run*,

[5] Tutte le aste di fine dicembre fanno già parte del programma di emissione dell'anno seguente, dato che vengono regolate il primo giorno lavorativo di gennaio.

ma senza indicazione congiunta degli importi assegnabili, in quanto la domanda su entrambi i titoli appariva ben definita.

Complessivamente, nel corso del 2017 sono stati emessi BTP nominali *off-the-run* per un ammontare complessivo pari a 10.680 milioni di euro.

Il rendimento medio ponderato all'emissione dei BTP nominali si è attestato a 0,23% per il titolo a 3 anni, 0,88% per quello a 5 anni, 1,52% per il comparto a 7 anni, 2,14% per il comparto a 10 anni, 2,59% per il BTP a 15 anni, 2,73% per il BTP a 20 anni, 3,46% per quello a 30 anni e, infine, 3,44% per il titolo a 50 anni. I rialzi, più o meno apprezzabili, si sono riscontrati durante le aste di febbraio e marzo per motivi ascrivibili, soprattutto, sia alle tensioni generalizzate sui titoli di Stato della periferia dell'area dell'euro, data l'incognita delle elezioni francesi, sia all'incertezza del quadro politico interno. A fine anno, invece, si è osservata una tendenza al ribasso piuttosto evidente su tutte le scadenze, con il rendimento del titolo triennale sceso perfino in territorio negativo. Complessivamente, nel corso del 2017, il rendimento medio ponderato dei BTP nominali, tenendo conto anche dei tassi all'emissione degli *off-the-run*, è risultato pari all'1,55%, contro l'1,14% registrato nel 2016.

GRAFICO III.9: RENDIMENTI IN ASTA DEI BTP CON SCADENZA FRA 3 E 10 ANNI – ANNO 2017 (valori percentuali)


BTP 3 anni
BTP 5 anni
BTP 7 anni
BTP 10 anni
3,00
2,50
2.00
1,50
1.00
0.50
0,00
-0,50
gen
feb
mar
apr
mag
giu
lug
ago
set
ott
nov
dic
1,77
2,37
2,28
2,25
2,29
2,15
2,16
2,16
2,09
2,19
1,86
1,73
1,15
1,59
1,90
1,69
1,65
1,35
1,57
1,52
1,53
1,21
0,54
0,92
1,11
1,04
1,04
0,88
0,81
0,88
0,84
0,83
0,58
0,06
0,25
0,37
0,47
0,37
0,15
0,23
0,05
0,15
-0,02

GRAFICO III.10: RENDIMENTI IN ASTA DEI BTP A LUNGO TERMINE – ANNO 2017 (valori percentuali)


15 anni
20 anni
30 anni
50 anni
4,00
3,50
3,00
2,50
2,00
1,50
50 anni; 3,44
3,43
3,32
3,54
3,33
2,87
2,84
2,74
2,77
2,53
2,38
gen
feb
mar
apr
mag
giu
lug
ago
set
ott
nov
dic

Nell'arco dei dodici mesi, il circolante dei BTP ha registrato un incremento pari a 68.135 milioni di euro. In termini percentuali, questi titoli rappresentavano il 71,80% dello *stock* dei titoli di Stato alla fine del 2017, rispetto al 69,65% registrato a dicembre 2016.

FOCUS

Caratteristiche della domanda in asta per i BTP nominali: analisi per classi di investitori ed aree geografiche

I dati forniti dagli Specialisti in titoli di Stato nell'ambito delle comunicazioni secondo lo schema armonizzato adottato nell'ambito del Sottocomitato ESDM (*European Sovereign Debt Markets*) mostrano i flussi osservati dal momento di annuncio di un'asta fino al giorno successivo all'asta medesima, in cui si colloca la tranche supplementare riservata agli Specialisti. Questi dati risultano particolarmente significativi per i BTP nominali e rappresentano una buona *proxy* della domanda in asta da parte degli investitori finali.

Dall'esame della Figura 2 si può osservare come l'evoluzione principale nella composizione della domanda abbia riguardato il considerevole aumento della presenza di *hedge fund* rispetto ai due anni precedenti, cui ha fatto riscontro, in media, una riduzione abbastanza marcata della componente bancaria, mentre molto meno sensibile è stata la diminuzione dei fondi d'investimento. È stata invece mediamente significativa la minore presenza di banche centrali[6] e altre istituzioni pubbliche, così come quella di imprese e investitori individuali. È opportuno sottolineare l'incremento osservato della componente *hedge fund* non è stato un fenomeno solo italiano, ma ha interessato la gran parte dei paesi europei.

[6] È bene ricordare che le banche centrali qui censite non sono quelle dell'Unione Europea, di per sé non incluse in questi flussi, in quanto i Trattati vietano loro l'acquisto diretto in asta. Pertanto non sono inclusi gli acquisti effettuati in ambito PSPP. Anche in caso di acquisti sul secondario (che in prossimità dell'asta potrebbero rientrare in queste statistiche), gli Specialisti non sono autorizzati dalla BCE a dare disclosure di tali flussi.

FIGURA 2 : COMPOSIZIONE PER TIPOLOGIA DI CONTROPARTE DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO - ANNI 2016-2017


100%
80%
60%
40%
20%
0%
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
Fondi gestione
Fondi Hedge
Compagnie assicurative
Banche
Banche Centrali ed altre entità pubbliche
Fondi pensione

Con riguardo alla ripartizione per provenienza geografica degli investitori, rispetto al 2016 emerge nettamente la riduzione della componente domestica, mentre si rileva, soprattutto da marzo in poi, una crescita importante di investitori europei, cui corrisponde pure un aumento della presenza americana ed una diminuzione degli investitori del resto del mondo (categoria all'interno della quale la componente asiatica è dominante).

La combinazione delle due serie di statistiche induce a ritenere che le banche italiane abbiano deciso di ridurre non marginalmente il loro portafoglio di BTP.

FIGURA 3 : COMPOSIZIONE PER AREA GEOGRAFICA DEGLI ORDINI PORTATI NELLE ASTE DEI BTP NOMINALI DA PARTE DEGLI SPECIALISTI IN TITOLI DI STATO - ANNI 2016-2017


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
gen-16
feb-16
mar-16
apr-16
mag-16
giu-16
lug-16
ago-16
set-16
ott-16
nov-16
dic-16
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
Italia
Europa
America
Resto del mondo

I titoli indicizzati all'inflazione: BTP€i e BTP Italia

BTP€i

Nel comparto indicizzato, sono stati proposti sia il BTP€i, titolo indicizzato all'inflazione europea misurata dall'indice IAPC (senza tabacchi), sia il BTP Italia, lo strumento finanziario indicizzato all'inflazione italiana misurata dall'indice FOI (senza tabacchi).

Nelle Linee Guida per il 2017 si prevedeva un ritorno al comparto inflazione per volumi in emissione lievemente più consistenti rispetto alle scadenze, soprattutto perché si stimava una domanda nel settore in crescita, a causa di un rinnovato *consensus* degli investitori e degli analisti nel prevedere una crescita dei livelli di inflazione, sostenuta dalla ripresa economica e dagli interventi - convenzionali e non - di politica monetaria. Tuttavia, nel corso dell'anno si è assistito, di fatto, ad una dinamica inflattiva molto moderata che si è riflessa sulle aspettative di inflazione[7], mantenendo quindi contenuta la domanda per i prodotti di investimento legati a questo indice. Pertanto, l'incremento di emissioni sul comparto non ha raggiunto dimensioni tali da compensare la scadenza di un titolo decennale, determinando emissioni nette negative per 2,7 miliardi.

In dettaglio, la riduzione più importante è avvenuta sul segmento a 5 anni, dove il quantitativo offerto in asta è stato di circa 2 miliardi inferiore rispetto al 2016. In tal senso, nonostante i livelli di *break-even-inflation* nel corso del 2017 si siano attestati su livelli intorno ai 70 punti base sul punto a 5 anni, la domanda per il comparto inflazione è stata più vivace sulla scadenza a 10 anni, sulla quale, come più ampiamente illustrato in seguito, il Tesoro è riuscito a collocare un nuovo *benchmark* tramite collocamento sindacato. Nei punti più lunghi a 15 e 30 anni, invece, i quantitativi offerti sono stati in linea o solo lievemente inferiori rispetto a quelli del 2016, nonostante i tassi reali presenti sul mercato siano stati di circa 20/30 punti base più elevati rispetto all'anno precedente e i livelli di *break-even-inflation* abbiano recuperato livelli più normali, aumentando progressivamente di 70 punti base nel segmento a 15 anni e di 40 punti base su quello a 30 anni.

Nei fatti, come riflesso di una domanda altalenante, sul versante dei rendimenti reali all'emissione, nel corso del 2017 non è emersa una tendenza univoca (v. Grafico III.11).

[7] Gli investitori per stimare le aspettative di inflazione prendono come proxy di riferimento il Forward 5y5y negoziato sul mercato.

GRAFICO III.11: RENDIMENTI REALI ALL'EMISSIONE DEI BTP€i (valori percentuali)


BTP €i 5 anni
BTP €i 10 anni
BTP €i 15 anni
BTP €i 30 anni
BTP €i off the run(vita residua 9a)
BTP €i 30 anni; 1,78
2,00
1,50
1,00
0,50
0,00
-0,50
1,22
1,32
1,36
1,17
1,21
1,24
1,32
0,97
0,83
0,37
0,14
0,03
0,23
gen
feb
mar
apr
mag
giu
lug
ago
set
ott
nov
dic

Il Tesoro è comunque riuscito ad emettere BTP€i in misura superiore all'anno precedente, con emissioni lorde che sono state, complessivamente, pari a 13.550 milioni di euro in termini nominali, contro i 12.422 milioni di euro collocati nel 2016, mentre è stato rimborsato un titolo decennale per un importo rivalutato pari a 16.019[8] milioni di euro. Nel dettaglio, per quanto riguarda i titoli *on-the-run*, sono stati collocati 2.895 milioni nel segmento a 5 anni, 6.859 milioni sul 10 anni, 2.326 milioni per la scadenza a 15 anni e 472 milioni su quella trentennale. Inoltre, il Tesoro ha riaperto due volte un titolo *off-the-run* (il BTP€i 15/03/2011 - 15/09/2026), con vita residua di 9 anni, per complessivi 998 milioni di euro. Il rapporto di copertura in asta è risultato molto più sensibile alle dimensioni dell'offerta rispetto ai titoli nominali, mostrando una netta correlazione inversa con gli importi in asta, a riprova della minore estensione della base di investitori in questo comparto. Il *bid to cover ratio,* infatti, è stato in media pari a 1,96, ma con oscillazioni piuttosto significative, andando da un minimo di 1,35 a un massimo di 2,72.

Pur con qualche variazione, la domanda in asta di questa categoria di titoli è stata abbastanza bilanciata tra la componente domestica e quella estera, quest'ultima con una netta prevalenza di investitori europei. Nel corso dell'anno si è manifestata la tendenza ad una riduzione della componente bancaria, cui si è contrapposto un aumento significativo dei fondi d'investimento e degli *hedge fund*.

Al di là dell'offerta in asta, realizzata offrendo di volta in volta i titoli maggiormente richiesti dal mercato, l'operazione più significativa si è tenuta sulla scadenza a 10 anni, con il collocamento nel mese di marzo del BTP€i 15/11/2016 - 15/05/2028, cedola reale dell'1,3%, per mezzo di un sindacato costituito da cinque *lead manager* - Deutsche Bank A.G., JP Morgan Securities PLC., Monte dei Paschi di Siena Capital Services Banca per le Imprese S.p.A., Société Générale Inv.

[8] Tale importo è dato dalla somma di 88,5 milioni rimborsati anticipatamente nell'ambito dell'operazione di concambio del mese di marzo e i residui 15.930 circa rimborsati alla scadenza di metà settembre (valori rivalutati per l'inflazione maturata).

Banking e UBS Ltd - e dai restanti Specialisti in titoli di Stato in qualità di *co-lead manager*. Il nuovo titolo è stato regolato il 14 marzo per un importo di 3.000 milioni di euro, a fronte di una domanda complessiva di circa 6,4 miliardi di euro espressa da 95 investitori. Il rendimento lordo annuo reale all'emissione è risultato dell'1,316%, dato il prezzo di collocamento di 99,878.

Dell'ammontare complessivamente emesso, circa il 45,2% è stato assegnato a fondi d'investimento, mentre le banche si sono aggiudicate circa il 22,8%. Una quota superiore al 13% è stata collocata presso investitori con un orizzonte di investimento di lungo periodo (fondi pensione e assicurazioni per il 4,5% e istituzioni ufficiali per l'8,7%), mentre la quota sottoscritta da *hedge fund*, così come registrato nel comparto dei BTP nominali, è stata del 18,8%, superiore alla norma osservata in passato. Peraltro, la maggiore presenza di questa categoria di investitori ha caratterizzato tutte le emissioni sindacate della prima metà del 2017 effettuate da sovrani dell'Eurozona (Francia, Belgio e Spagna).

GRAFICO III.12: DISTRIBUZIONE PER TIPOLOGIA DI INVESTITORI DEL BTPCi 15 MAGGIO 2028


Istituzioni Ufficiali 8,73%
Assicurazioni / Fondi pensione 4,50%
Fondi d'investimento 45,15%
Hedge Fund 18,80%
Banche 22,82%

La distribuzione geografica del collocamento ha visto un'elevata partecipazione di investitori residenti nel Regno Unito e Irlanda (39,6%). La quota collocata presso gli investitori domestici è risultata la seconda in termini di importanza, attestandosi al 35,4%. Tra gli altri investitori esteri, significativa è stata la quota allocata presso gli investitori residenti in Francia (6,7%), in Benelux (5,9%), nei Paesi nordici (2,7%), mentre è risultata molto parcellizzata la distribuzione in altri Stati europei. Al di fuori dell'Europa, gli investitori statunitensi si sono aggiudicati circa il 6,7% dell'emissione.

GRAFICO III.13: DISTRIBUZIONE PER AREA GEOGRAFICA DEL BTP €i 15 MAGGIO 2028


Iberia 1,17%
Paesi Nordici 2,67%
Benelux 5,93%
Germania / Austria / Svizzera 1,82%
Italia 35,38%
Francia 6,73%
USA 6,73%
Regno Unito/Irlanda 39,57%

BTP Italia

Per quanto riguarda il BTP Italia, il 2017 è stato caratterizzato da un importo record di scadenze. Infatti, venivano a maturazione le due emissioni del 2013, entrambe caratterizzate da una domanda particolarmente importante, soddisfatta al 100%, per un totale di oltre 39 miliardi di euro. La scadenza di novembre, in particolare, risultava particolarmente impegnativa, sia per l'importo (circa 22,3 miliardi di euro) sia per il fatto di posizionarsi in un mese e in una settimana in cui il livello di disponibilità liquide del Tesoro era abbastanza limitato. Come ampiamente illustrato nell'apposito paragrafo, per mitigare l'impatto di questa situazione, nel mese di aprile è stata condotta una specifica operazione di concambio.

Le emissioni di BTP Italia dell'anno sono state due, condotte in maggio e in novembre, ed hanno ricevuto una buona accoglienza, pur rimanendo contenute nell'ambito di importi non così rilevanti come quelli dei titoli in scadenza, in primo luogo perché il livello estremamente basso dei tassi cedolari ha disincentivato una partecipazione eccessiva da parte degli investitori *retail* (che comunque hanno continuato ad esprimere un notevole apprezzamento per questo titolo), ma anche perché il Tesoro ha ormai affinato una modalità di emissione che contingenta la domanda degli investitori istituzionali e consente di non dover più fronteggiare volumi in scadenza potenzialmente problematici.

Da segnalare che nel 2017, proprio per tenere conto della generale propensione del risparmiatore *retail* - primo destinatario di questo titolo - a non investire in strumenti di durata troppo lunga, dopo due anni in cui il titolo era stato proposto con una scadenza di 8 anni, si è tornati alla durata di 6 anni offerta già nel 2014. In questo modo, chi aveva investito nel 2013 in un BTP Italia

quadriennale era in qualche modo incoraggiato al rinnovo in un titolo con le medesime caratteristiche e più lungo di soli due anni.

In particolare, il 22 maggio è stata regolato il BTP Italia 22/05/2017 - 22/05/2023, il cui tasso cedolare reale definitivo è stato fissato a 0,45%, pagato in due cedole semestrali. L'importo emesso è stato pari a 8.590 milioni di euro e coincide con il controvalore dei contratti di acquisto validamente conclusi alla pari sul MOT (il Mercato Telematico delle Obbligazioni e Titoli di Stato di Borsa Italiana) attraverso Banca IMI S.p.A. e Unicredit S.p.A.

Il periodo di collocamento è stato, come ormai consueto, distinto in due fasi, di cui la prima - dedicata a investitori individuali e affini - si è svolta tra il 15 e il 17 maggio. Durante questa fase sono stati assegnati 3.190 milioni di euro, corrispondenti a un numero di contratti pari a 55.945, di cui il 49% quelli di importo inferiore ai 20.000 euro e l'82% i contratti fino a 50.000 euro. La quota di investitori individuali (58%) è risultata superiore a quella del *private banking* (42%), mentre per quanto riguarda la ripartizione geografica degli ordini ricevuti durante la prima fase, si stima che circa il 92% sia stato sottoscritto da investitori domestici contro l'8% collocato all'estero.

Nella seconda fase del collocamento, dedicata agli investitori istituzionali, che si è svolta il 18 maggio nell'arco di due ore, il numero delle proposte di adesione pervenute ed eseguite è stato pari a 427, per un controvalore emesso pari a 5.400 milioni di euro, a fronte di un totale richiesto di 7.041 milioni di euro. Il 66% del controvalore relativo a questa fase è stato collocato presso le banche, il 27% presso fondi d'investimento, il 3% presso banche centrali e istituzioni sovranazionali e la restante quota ripartita tra assicurazioni e altre istituzioni. Anche nella seconda fase, significativa è stata la presenza di investitori italiani, che hanno sottoscritto circa il 74% dell'emissione. Tra gli investitori esteri, le quote maggiori sono state sottoscritte da investitori residenti in Regno Unito e Irlanda (15%) e in Svizzera (5%), mentre il restante 6% è stato collocato presso investitori di altri paesi europei.

La seconda e ultima emissione di BTP Italia dell'anno è stata regolata il 20 novembre. L'importo emesso del titolo 20/11/2017 - 20/11/2023, che corrisponde un tasso cedolare reale definitivo dello 0,25%, è stato pari a 7.107 milioni di euro, coincidente con il controvalore complessivo dei contratti di acquisto sul MOT, collocati attraverso BNP Paribas e Monte dei Paschi di Siena Capital Services Banca per le Imprese S.p.A.

Nel corso della prima fase del collocamento, dal 13 al 15 novembre, sono stati conclusi 62.563 contratti, per un controvalore pari a 3.757 milioni di euro, di cui il 47% è stato di importo inferiore ai 20.000 euro mentre, se si considerano i contratti fino a 50.000 euro si arriva circa al 79% del totale relativo a questa fase. Per quanto riguarda le caratteristiche degli investitori, i soggetti individuali e il *private banking* hanno rappresentato una quota rispettivamente pari al 54% e al 46%. La ripartizione geografica ha visto una presenza di investitori domestici per circa il 98%, mentre il rimanente 2% è risultato collocato all'estero.

Nella seconda fase del collocamento, svoltasi il 16 novembre per circa 2 ore, il numero delle proposte di adesione eseguite è stato pari a 557, per un controvalore emesso pari a 3.350 milioni di euro, a fronte di un totale richiesto di 10.777 milioni di euro. La ripartizione per tipologia di investitori è stata la seguente: il 73% dell'ammontare è stato collocato presso le banche, il 17% ai fondi

d'investimento, una stessa quota del 4% è stata allocata sia ad assicurazioni sia a *hedge fund*, l'1% a Banche Centrali e istituzioni sovranazionali e il restante ad altre istituzioni. In questa fase del collocamento gli investitori italiani hanno sottoscritto circa l'84% del totale emesso, ma rilevante è stato anche l'ammontare di cui sono risultati aggiudicatari soggetti residenti in Regno Unito e Irlanda (circa il 13%). Il restante 3% dell'emissione relativa a questa fase è stato collocato presso investitori di altri paesi, principalmente europei.

La combinazione di scadenze ed emissioni ha fatto sì che nel corso del 2017 lo *stock* dei BTP Italia si riducesse di un importo pari a -23.632 milioni di euro. Alla fine dell'anno, questo titolo ha rappresentato il 3,48% dello *stock* complessivo dei titoli di Stato, rispetto al 4,82% registrato alla fine del 2016.

Nell'insieme, il comparto indicizzato costituito da BTP€i e da BTP Italia ha chiuso l'anno con uno *stock* rivalutato per l'inflazione pari a 213.228 milioni di euro, riducendosi del 10,16% rispetto ai 237.350 milioni di euro del 2016. Tale comparto ha rappresentato l'11,18% dei titoli di Stato alla fine del 2017, rispetto al 12,71% relativo all'anno prima.

Titoli a tasso variabile: CCTeu

Nel comparto del tasso variabile, si è registrato un ammontare di scadenze pari a circa 30 miliardi di euro (tra cui l'ultimo CCT con indicizzazione al tasso BOT a 6 mesi, scaduto a marzo), un volume considerevolmente superiore rispetto ai circa 13 miliardi di euro rimborsati l'anno prima. Tenendo conto anche della buona *performance* che questo comparto aveva fatto registrare nel corso del 2016, in termini di valutazione sul mercato secondario, il Tesoro nel 2017 ha incrementato le emissioni lorde di CCTeu, che sono risultate pari a 31.023 milioni di euro rispetto ai 28.854 milioni di euro del 2016.

Dopo aver chiuso con l'asta di fine marzo il titolo con scadenza 15 febbraio 2024, che ha raggiunto un circolante di poco inferiore a 15 miliardi, nell'anno sono state aperte due nuove linee: il CCTeu 15 aprile 2017 - 15 ottobre 2024, che ha terminato il suo ciclo con un volume di 13.750 milioni, e il CCTeu 15 ottobre 2017-15 aprile 2025, proposto nelle aste regolate a inizio di novembre e dicembre, che a fine anno ha raggiunto quasi i 6,6 miliardi di circolante. Da notare come le variazioni dei tassi di mercato abbiano significativamente pesato sulla fissazione dello *spread* sull'Euribor: mentre il titolo con scadenza febbraio 2024, lanciato a fine ottobre 2016, recava uno *spread* dello 0,75%, al CCTeu ottobre 2024, aperto a fine aprile - quando ancora non si era chiuso il ciclo delle elezioni presidenziali francesi - è stato assegnato uno *spread* del'1,10% e al CCTeu aprile 2025 uno dello 0,95%.

I CCTeu sono stati proposti sempre nella scadenza settennale, a fronte di una domanda vivace e sostenuta, anche se pure gli *off-the-run* sono stati oggetto di molto interesse, al punto che nell'asta di fine febbraio è stato proposto, congiuntamente al titolo in corso di emissione, il CCTeu 15 dicembre 2022. Il *bid-to-cover ratio* ha oscillato tra l'1,29 dell'asta di fine aprile e il 2,16 registrato sull'*off-the-run* proposto a fine febbraio, con una media pari all'1,57.

Riguardo alla composizione della domanda in asta, da quanto si evince dalle comunicazioni degli Specialisti, i CCTeu sono caratterizzati da una maggiore presenza di investitori italiani, che superano, anche se non di molto, gli esteri;

questi ultimi, peraltro, risultano quasi esclusivamente europei. Nel corso dell'anno si è osservata una graduale riduzione delle banche commerciali, compensata da un significativo incremento dei fondi d'investimento e da una presenza più modesta (ma significativa) di *hedge fund* (che nel 2016 erano pressoché assenti); da rilevare, inoltre, una quota non trascurabile di banche centrali e altre istituzioni ufficiali, limitatamente alla prima metà dell'anno.

Alla fine dell'anno, comunque, anche per effetto delle operazioni di concambio e di riacquisto, il circolante dei titoli a tasso variabile ha subito una limatura al ribasso di quasi 1,8 miliardi in valori assoluti e, in termini relativi, è passato dal 7,21% del 2016 al 6,97% dello *stock* complessivo di titoli di Stato a fine 2017.

Il relativo rendimento medio ponderato misurato all'emissione si è attestato allo 0,73%, in rialzo rispetto lo 0,54% registrato nel 2016.

GRAFICO III.14: RENDIMENTI ALL'EMISSIONE DEI CCTeu NEL 2017 (valori percentuali)


1,20
1,00
0,80
0,60
0,40
0,20
0,00
0,58
0,73
0,79
0,70
0,93
0,92
0,83
0,77
0,81
0,75
0,60
0,46
Off the run
(vita residua 5 anni); 0,53
GENNAIO
FEBBRAIO
MARZO
APRILE
MAGGIO
GIUGNO
LUGLIO
AGOSTO
SETTEMBRE
OTTOBRE
NOVEMBRE
DICEMBRE

Operazioni straordinarie

Nel corso del 2017 il Tesoro è stato particolarmente attivo sul fronte delle operazioni straordinarie, in termini sia di concambi, sia di riacquisti di titoli sul mercato miranti direttamente alla riduzione del debito.

Concambi

Per quanto riguarda i concambi sono state effettuate sei operazioni, di cui cinque, come di consueto, attraverso il sistema telematico di negoziazione, che consente di operare direttamente e in modo dinamico sulla piattaforma del mercato secondario regolamentato all'ingrosso (MTS). L'obiettivo principale è stato quello di smussare il profilo delle scadenze in un orizzonte futuro di circa tre anni. In particolare, sono stati oggetto di riacquisto anche titoli in scadenza entro lo stesso 2017, molto carico di rimborsi, come precedentemente accennato, soprattutto nella seconda metà dell'anno.

In secondo luogo, si è puntato a correggere i disallineamenti di prezzo sul mercato secondario, che possono influire in maniera negativa anche sull'attività di emissione in asta, offrendo in emissione titoli particolarmente richiesti.

I prezzi dei titoli proposti sono risultati sensibilmente superiori a quelli dei titoli riacquistati, permettendo, come ulteriore effetto, una riduzione netta del debito nominale complessivamente pari, a fine anno, a -2.867 milioni di euro[9]. E' bene sottolineare che, in condizioni ordinarie, la domanda per titoli con prezzi così elevati è abbastanza esigua, poiché la maggior parte degli operatori predilige strumenti con cedole allineate ai livelli correnti di mercato e, quindi, prezzi vicini alla pari. Tuttavia, la presenza della Banca Centrale in attuazione del PSPP ha generato un effetto di scarsità sul mercato, che ha reso questi titoli *off-the-run* insolitamente attraenti.

Ove possibile, si è cercato di offrire in emissione titoli con un circolante non troppo elevato, mentre la forte domanda ha rappresentato una costante, così come la presenza di tensioni sul mercato dei pronti contro termine, dovute alla scarsa disponibilità di tali titoli sul mercato. Per quanto riguarda i titoli in riacquisto, i parametri adottati nella scelta si sono focalizzati su circolanti elevati, prezzi prossimi o sotto la pari e scadenze in mesi caratterizzati da un'elevata concentrazione dei rimborsi.

I dettagli di ciascun concambio sono riportati nelle seguenti tabelle.

TABELLA III.3.A: OPERAZIONE DI CONCAMBIO TELEMATICO DEL 17/3/2017 (milioni di euro)

Data dell'asta	17/03/2017
Data di regolamento	21/03/2017
Titolo in emissione	BTP 01/08/2003 - 01/08/2034
Importo assegnato	1.368
Prezzo medio ponderato di aggiudicazione	125,369
Dietimi (gg.)	48

Titoli in riacquisto	Data emissione	scadenza	Cedola	Prezzo di riacquisto	Nominale riacquistato
BTP	01/02/2002	01/08/2017	5,25%	102,055	159,685
BTP€i	15/03/2006	15/09/2017	2,10%(1)	102	75,765
BTP	01/11/2012	01/11/2017	3,5	102,311	275,698
BTP	15/10/2014	15/01/2018	0,75%	100,795	429,081
BTP	01/08/2007	01/02/2018	4,50%	104,085	717,927
				Totale riacquistato	1.658,156

[9] In realtà, la somma degli impatti delle singole operazioni porterebbe ad una riduzione maggiore (-2.962 milioni), ma dato che nel concambio di marzo sono stati ritirati dal mercato circa 467 milioni di titoli con scadenza naturale nel 2017, l'effetto di minor debito a fine anno si limita a 2.867 milioni circa.

TABELLA III.3. B: OPERAZIONE DI CONCAMBIO TELEMATICO DEL 7/7/2017 (milioni di euro)

Data dell'asta	07/07/2017
Data di regolamento	11/07/2017
Titolo in emissione	BTP 01/02/2002 - 01/02/2033
Importo assegnato	1.807
Prezzo medio ponderato di aggiudicazione	136,432
Dietimi (gg.)	160

Titoli in riacquisto	Data emissione	scadenza	Cedola	Prezzo di riacquisto	Nominale riacquistato
CCTeu	15/04/2011	15/04/2018	0,758%(1)	100,825	453,260
BTP	01/02/2008	01/08/2018	4,50%	105,134	583,978
BTP	01/09/2013	01/12/2018	3,50%	105,202	518,682
BTP	01/02/2003	01/02/2019	4,25%	106,850	536,301
BTP	01/03/2009	01/09/2019	4,25%	109,000	252,840
				Totale riacquistato	**2.345,061**

(1) Cedola semestrale in corso

TABELLA III.3. C: OPERAZIONE DI CONCAMBIO TELEMATICO DEL 4/10/2017 (milioni di euro)

Data dell'asta	04/10/2017
Data di regolamento	06/10/2017
Titolo in emissione	BTP 01/11/1996 - 01/11/2026
Importo assegnato	2.000
Prezzo medio ponderato di aggiudicazione	143,451
Dietimi (gg.)	158

Titoli in riacquisto	Data emissione	scadenza	Cedola	Prezzo di riacquisto	Nominale riacquistato
BTP	02/04/2013	01/06/2018	3,50%	102,531	537,931
CCTeu	01/05/2013	01/11/2018	1,552%(1)	102,009	831,867
BTP	01/09/2008	01/03/2019	4,50%	106,683	287,738
BTP	01/07/2014	01/08/2019	1,50%	103,025	515,216
BTP	01/03/2009	01/09/2019	4,25%	108,390	582,270
				Totale riacquistato	**2.755,022**

(1) Cedola semestrale in corso

TABELLA III.3. D: OPERAZIONE DI CONCAMBIO TELEMATICO DEL 17/11/2017 (milioni di euro)

Data dell'asta	17/11/2017
Data di regolamento	21/11/2017
Titolo in emissione	BTP 01/02/2002 - 01/02/2033
Importo assegnato	2.000
Prezzo medio ponderato di aggiudicazione	142,711
Dietimi (gg.)	112

Titoli in riacquisto	Data emissione	scadenza	Cedola	Prezzo di riacquisto	Nominale riacquistato
BTP	01/02/2008	01/08/2018	4,50%	103,440	686,447
BTP	01/09/2013	01/12/2018	3,50%	104,018	576,222
BTP	01/02/2003	01/02/2019	4,25%	105,524	439,518
BTP	03/02/2014	01/05/2019	2,50%	104,070	750,770
BTP€i	15/03/2008	15/09/2019	2,35%(1)	106,945	248,905
				Totale riacquistato	**2.701,862**

(1) Cedola reale

TABELLA III.3. E: OPERAZIONE DI CONCAMBIO TELEMATICO DEL 15/12/2017 (milioni di euro)

Data dell'asta			15/12/2017		
Data di regolamento			19/12/2017		
Titolo in emissione			BTP 01/08/2007 - 01/08/2039		
Importo assegnato			2.000		
Prezzo medio ponderato di aggiudicazione			136,765		
Dietimi (gg.)			140		
Titoli in riacquisto	Data emissione	scadenza	Cedola	Prezzo di riacquisto	Nominale riacquistato
CTZ	30/03/2016	28/03/2018	-	100,137	550,420
CCTeu	15/04/2011	15/04/2018	0,726%(1)	100,405	360,932
BTP	01/02/2008	01/08/2018	4,50%	103,096	159,196
BTP	03/02/2014	01/05/2019	2,50%	103,913	344,820
BTP	01/07/2014	01/08/2019	1,50%	103,010	1.261,321
				Totale riacquistato	2.676,790

(1) Cedola semestrale in corso

Per tutte le operazioni sopra descritte, la differenza della vita residua che intercorre tra i titoli offerti in emissione (tra i 9 e i 22 anni) e quella dei titoli riacquistati (fino a 2 anni) ha determinato un allungamento della vita media del debito.

La sesta operazione di concambio ha presentato delle peculiarità rispetto alle precedenti. In questo caso, infatti, il concambio è stato condotto tramite la costituzione di un sindacato formato da due Specialisti in titoli di Stato - Banca IMI S.p.A. e UniCredit S.p.A. - ai quali è stato conferito un mandato per il riacquisto del BTP Italia 12/11/2013 - 12/11/2017, cedola reale annua del 2,15%, ritirato parzialmente dal mercato per 4,17 miliardi di euro, a fronte di una offerta complessiva pari a circa 7,1 miliardi di euro. Del suddetto importo, circa il 63% è stato riconsegnato da banche, il 34% da gestori di fondi, mentre il restante 3% da istituzioni sovranazionali e assicurazioni. La composizione geografica ha posto in evidenza che l'87% dell'offerta soddisfatta nella fase di riacquisto è pervenuta da investitori domestici, mentre tra gli investitori esteri la quota più significativa, pari a circa l'11%, è stata riacquistata da residenti nel Regno Unito. La quota residuale di circa il 2% è stata, infine, di provenienza francese e mediorientale.

Contestualmente, alle stesse banche è stato affidato il mandato mediante il quale sono stati collocati i BTP nominali con scadenze febbraio 2020, marzo 2025, novembre 2027 e marzo 2032 e il CCTeu luglio 2023, per un totale di 4,2 miliardi di euro, pressoché equamente distribuito tra i titoli oggetto dell'emissione. Questi ultimi sono stati sottoscritti per circa l'87% da banche, il 10% da *fund manager* e il restante 3% assegnato ad istituzioni sovranazionali. Dal punto di vista della provenienza geografica, la quota più elevata è stata collocata presso investitori domestici, che si sono aggiudicati circa l'81% del totale emesso. La partecipazione di maggior rilievo tra gli investitori esteri è stata rappresentata dai residenti in Regno Unito, destinatari di circa il 14% dell'emissione, mentre il restante è stato collocato presso investitori lussemburghesi (3,5%) e statunitensi (1,5%).

L'operazione si è resa opportuna in considerazione del fatto che non solo l'importo di BTP Italia da rimborsare era il più grande in assoluto per questa tipologia di titoli, ma che ciò si verificava in novembre - mese in cui la riserva di liquidità accumulata con gli introiti fiscali estivi si assottiglia fisiologicamente -

per la precisione il giorno 12 del mese stesso, quando tipicamente non si registrano entrate di rilievo né si regolano aste di emissione. Inoltre, il 1° novembre era già scaduto un BTP nominale per quasi 16 miliardi, al cui rimborso, peraltro, avevano concorso anche le risorse disponibili sul Fondo per l'ammortamento dei titoli di Stato.

TABELLA III.4: OPERAZIONE DI CONCAMBIO DEL 25/5/2017 (milioni di euro)

Data dell'asta				25/05/2017	
Data di regolamento				01/06/2017	
Titolo riacquistato				BTP 01/08/2007 - 01/08/2039	
Nominale riacquistato				4.170	
Prezzo di riacquisto				101,74	
Titoli emessi	Data emissione	scadenza	Cedola	Prezzo di collocamento	Importo assegnato
BTP	01/02/2004	01/02/2020	-	100,137	550,420
BTP	01/03/2009	01/03/2025	0,726%(1)	100,405	360,932
BTP	01/11/1997	01/11/2027	4,50%	103,096	159,196
BTP	01/03/2015	01/03/1932	2,50%	103,913	344,820
CCTeu	15/01/2016	15/07/2023	1,50%	103,010	1.261,321
				Totale emesso	4.200,000

(1) Cedola semestrale in corso

Operazioni di riduzione del debito

Utilizzo del Fondo per l'ammortamento dei titoli di Stato

Riguardo agli interventi di riduzione del debito, come sopra accennato, le risorse disponibili sul Fondo ammortamento (599 milioni di euro) sono state utilizzate a rimborso parziale del BTP 01/11/2012 - 01/11/2017. L'opzione del rimborso a scadenza ha permesso di massimizzare l'effetto di riduzione dello *stock* di debito esistente, rispetto ad un'operazione di riacquisto, dal momento che i corsi dei titoli sul mercato secondario risultavano quasi tutti sopra la pari, in molti casi anche significativamente. Si è dunque scelto di evitare un esborso di cassa aggiuntivo - quello pari alla differenza tra la quotazione di mercato e l'importo nominale, al quale i titoli vengono rimborsati - che non sarebbe andato a beneficio immediato dello scopo a cui il Fondo ammortamento è preordinato.

Le suddette disponibilità erano state generate, principalmente, dal rimborso delle quote capitale delle rate di ammortamento delle anticipazioni erogate dallo Stato a regioni ed enti locali a vario titolo[10], dalle commissioni versate a fronte della garanzia statale prestata sulle passività bancarie per fronteggiare situazioni di crisi, nonché dalle donazioni dei privati.

[10] Ripagamento dei debiti commerciali, ristrutturazione dei debiti del settore sanitario e simili (D.L. 35/2013, convertito con modificazioni dalla L. 64/2013; D.L. 102/2013, convertito con modificazioni dalla L. 124/2013; D.L. 66/2014, convertito con modificazioni dalla L. 89/2014).

Operazioni di riacquisto sul mercato

Una volta superata la scadenza del BTP Italia del 12 novembre (che, se pur ridotta dal concambio speciale del mese di maggio, era rimasta comunque superiore ai 18 miliardi) ed incassato il netto ricavo dell'emissione del nuovo BTP Italia regolato il 20 novembre, l'ampia disponibilità di cassa ha consentito di portare a termine diverse operazioni di riacquisto, sia con asta pubblica eseguita in Banca d'Italia, sia con operazioni di tipo bilaterale che prevedono il conferimento da parte del Tesoro di uno specifico incarico ad intermediari individuati tra gli Specialisti in titoli di Stato. Tale operatività, più intensa del solito (almeno con riguardo agli ultimi anni), è stata motivata dall'obiettivo di saldo del conto disponibilità di fine anno, che già nei numeri del DEF pubblicato nel mese di aprile era stato fissato intorno ai 30 miliardi. Ciò in quanto il 2018 è un anno caratterizzato da un volume di scadenze significativamente inferiore rispetto al 2017 e ben distribuito nei vari mesi. Non serviva, quindi eccedere nella riserva di liquidità, dato che questa, ai livelli di tassi negativi cui sono soggette le giacenze liquide per via della politica monetaria ultra-accomodante, rappresenta un costo.

Sono state, quindi, realizzate quattro operazioni di riacquisto: due con il meccanismo di asta competitiva in Banca d'Italia e due con negoziazione bilaterale. In particolare, il riacquisto mediante asta competitiva (cd. *Reverse auction*) prevede che il Tesoro possa riacquistare dagli operatori Specialisti più titoli contemporaneamente per importi complessivi considerevoli. Due giorni lavorativi prima dell'operazione sono annunciati i titoli oggetto del riacquisto e il meccanismo d'asta in Banca d'Italia è molto simile a quello delle aste ordinarie dei titoli di Stato. Una volta inserite le offerte, il Tesoro ha facoltà di escludere quelle presentate a prezzi non in linea col mercato. Trattandosi di un'asta competitiva, le offerte accettate sono regolate al prezzo indicato da ciascun operatore.

Le negoziazioni bilaterali, invece, sono procedure più snelle e sono utilizzate solitamente per il riacquisto di singoli titoli per importi più contenuti. In questo caso il Tesoro dà mandato ad uno Specialista indicando il titolo da riacquistare, l'ammontare massimo, lo *spread* sul prezzo di mercato e l'orizzonte temporale entro cui concludere l'operazione, mantenendo in ogni caso la facoltà di modificare le condizioni dell'incarico nel caso in cui le condizioni di mercato si modificassero.

Complessivamente, il 43% dei titoli riacquistati sono stati BTP, mentre il restante 57% ha riguardato CTZ e CCTeu. Anche per questa tipologia di operazioni i criteri di selezione dei titoli riacquistati sono stati i medesimi utilizzati nel concambio: titoli con scadenze concentrate in periodi impegnativi per i rimborsi e con prezzi non particolarmente alti, di norma molto vicini alla pari, al fine di amplificare l'effetto positivo sul debito. I titoli coinvolti nei riacquisti sono stati maggiormente quelli con scadenza nel 2018 e nel 2019, a cui si sono aggiunti un titolo dell'area 2020 e uno in scadenza nel 2021.

TABELLA III.5: RIEPILOGO DELLE OPERAZIONI DI RIACQUISTO DEL 2017 (importi nominali, milioni di euro)

Data regolamento	Titoli acquistati		Ammontare acquistato	Tipologia operazione
	Tipologia	Anno scadenza		
24/11/2017	BTP, CCTeu e CTZ	2018-19-21	5.503	Asta competitiva in Banca d'Italia
05/12/2017	CTZ	2019	700	Operazione bilaterale
11/12/2017	CTZ	2019	450	Operazione bilaterale
21/12/2017	BTP, CCTeu e CTZ	2018-19-20	3.225	Asta competitiva in Banca d'Italia
Totale riacquistato			9.878	

Grazie alla cospicua attività delle operazioni straordinarie, il Tesoro è riuscito a ridurre complessivamente lo *stock* di titoli in circolazione a fine anno, in termini nominali, di 12.735 milioni di euro - di cui 9.878 mln di euro attraverso i *buyback* e 2.857 milioni con i concambi -contro i 2.792 milioni dello scorso anno.

GRAFICO III.15: AMMONTARE RIACQUISTATO NELLE OPERAZIONI STRAORDINARIE – ANNI 2013-2017 (importi nominali, milioni di euro)


30.000
25.000
20.000
15.000
10.000
5.000
0
Concambio telematico
Concambio via sindacato
Riacquisto con Conto disponibilità
Riacquisto con Fondo ammortamento
2013
2014
2015
2016
2017

Titoli esteri

Nel corso del 2017 non hanno avuto luogo emissioni di titoli internazionali, mentre sono stati rimborsati complessivi 3.357 milioni di euro di titoli a medio - lungo termine.

Nel comparto Global, è scaduto un titolo nel mese di giugno, per un controvalore pari a 1.800 milioni di euro. Per quanto riguarda il comparto *medium term note* (EMTN), sono scaduti 1.210 milioni di euro di titoli a tasso fisso, mentre a maggio è stato rimborsato anticipatamente un titolo emesso in yen giapponesi, che aveva originariamente scadenza nel 2036, per un controvalore di 175 milioni di euro, a fronte dell'esercizio da parte del Tesoro di un'opzione di rimborso anticipato (*call*). Infine, i restanti 172 milioni di euro sono relativi alle rate di rimborso di alcuni ETMN con struttura ad ammortamento.

Il totale dei titoli esteri[11] in circolazione, denominati sia in euro che in valuta, si è ridotto per un importo pari a -3.642 milioni di euro nell'arco dei dodici mesi, rappresentando il 2,32% dello *stock* complessivo dei titoli di Stato, rispetto al 2,56% registrato alla fine del 2016.

L'assenza di emissioni nel formato Global è stata determinata essenzialmente dall'assetto ancora incompleto della disciplina delle garanzie bilaterali sulle esposizioni in derivati, i cui decreti attuativi sono stati emanati solo a dicembre. Poiché, infatti, i costi associati alle coperture di cambio, senza un regime di collateralizzazione bilaterale, avrebbero reso l'emissione in valuta (dollaro *in primis*) troppo costosa, è stato preferibile non accedere a questo canale di finanziamento.

Il comparto EMTN in euro, invece, funziona da tempo con un meccanismo a richiesta da parte di investitori istituzionali. Nel 2017 tale domanda non è emersa, probabilmente anche perché, con l'inserimento delle scadenze nominali a 20 e 50 anni, l'offerta di titoli in formato pubblico si è notevolmente ampliata e la curva italiana dei rendimenti è la più "popolata" tra quelle degli emittenti sovrani europei. Al contempo, anche sul segmento dei titoli indicizzati all'inflazione non sono emerse esigenze di investimento che non potessero essere soddisfatte da BTP€i e BTP Italia.

III. 3 LA GESTIONE DEL PORTAFOGLIO DI DERIVATI

Nel 2017 l'attività di gestione del portafoglio derivati si è concentrata sul miglioramento strutturale del portafoglio, che risentiva della situazione persistente di tassi eccezionalmente bassi, non prefigurabili all'epoca in cui le operazioni furono originariamente poste in essere. Si è trattato, quindi, di ristrutturare talune posizioni in essere.

Una prima ristrutturazione ha interessato una *receiver swaption* con scadenza marzo 2017: in caso di esercizio questa opzione avrebbe dato origine ad uno *swap*, di durata trentennale con nozionale pari a 2 miliardi di euro, sul quale il Tesoro avrebbe pagato annualmente il 3,795% e ricevuto il tasso variabile Euribor 6 mesi. Su quest'ultimo gravava una clausola di chiusura anticipata (*Early Termination Option*), esercitabile ogni 10 anni, con primo esercizio già nel 2017.

Visto il livello estremamente contenuto del tasso *swap* a 30 anni di mercato a inizio 2017, l'esercizio era praticamente certo, comportando un considerevole esborso per le casse dello Stato, stimato in circa 1,2 miliardi di euro per via dell'esercizio della clausola di estinzione anticipata. In ogni caso, anche qualora la banca avesse deciso di non chiudere anticipatamente l'*interest rate swap*, l'applicazione del manuale SEC 2010 avrebbe comunque generato un debito contabile di pari importo (in quanto l'IRS originato dall'esercizio dell'opzione, partendo con un valore di mercato negativo, era da considerarsi un *off-market swap*).

[11] Lo stock di titoli esteri include le emissioni obbligazionarie di ISPA, poi divenute passività dirette dello Stato ai sensi della legge finanziaria per il 2007.

In particolare, l'operazione di ristrutturazione è consistita in tre azioni: in primis, la controparte originaria ha ridotto il tasso *strike* della *swaption* di 5,5 punti base, dal 3,795% al 3,74%, a fronte dell'assegnazione dell'opzione così ristrutturata ad altra controparte; tale novazione soggettiva ha rappresentato il secondo intervento compiuto in ordine di tempo, ma strettamente connesso al precedente, che non si sarebbe realizzato senza la prospettiva della novazione. Infine, l'opzione con il nuovo tasso *strike* è stata rimodulata con la nuova banca posponendo la scadenza dell'opzione stessa di tre anni, dal marzo 2017 al marzo 2020, fissando il tasso *strike* definitivo al 3,805% e mantenendo la durata trentennale del sotteso *swap*.

Dal punto di vista meramente formale, la ristrutturazione di un'opzione si configura nel riacquisto dell'opzione in essere e nella vendita di una nuova; nel caso concreto, il premio per il riacquisto della vecchia risultava superiore rispetto a quello della nuova, per cui è stato necessario definire una rateizzazione del differenziale di premio. La struttura è stata, infatti, completata con quattro rate da 75 milioni che il Tesoro paga annualmente fino al 2020.

La nuova *swaption* potrà essere esercitata nel 2020 e tale posponimento ha consentito di ridurre in modo massiccio l'impatto sul bilancio dello Stato per l'anno 2017 (75 milioni di euro rispetto agli 1,2 miliardi stimati) e ha ritardato di tre anni l'eventuale entrata nell'*interest rate swap*, che risultava fuori mercato al momento di chiusura dell'operazione, ma che nel 2020 potrebbe presentarsi più vicino ad uno *swap* a mercato.

Un'altra ristrutturazione ha riguardato un *interest rate swap*, nato nel 2016 dall'esercizio di un'opzione, con nozionale da 1,5 miliardi di euro e con scadenza nel 2046, in cui il Tesoro pagava un tasso fisso del 4,317% e riceveva Euribor 6 mesi.

Su questo *swap*, il cui valore di mercato iniziale era già stato classificato come mutuo ai fini Eurostat (essendosi originato, come detto, dall'esercizio di una *swaption*) si è agito scomponendolo in tre parti: sulla prima, corrispondente a una parte significativa del *mark to market* corrente all'atto della ristrutturazione, è stato deciso di corrisponderne gradualmente il valore in rate trimestrali da 65 milioni a partire dal 2018 e fino al 2021. In tal modo si accelera il ripagamento di buona parte del mutuo contabile originatosi nel 2016.

Lo *swap* con scadenza 2046 così "alleggerito" è stato scomposto in due nuovi *swap*, entrambi con nozionale di 1,5 miliardi di euro: uno, con partenza immediata nel 2017 e scadenza nel 2022, su cui il tasso fisso per il Tesoro è stato ridotto di circa 130 punti base rispetto a quello dello *swap* originario (dal 4,317% al 3%), diminuendo così l'impatto sul fabbisogno di cassa di circa 20 milioni annui; il secondo, con partenza differita di 4,5 anni, in concomitanza con la scadenza del primo, caratterizzato da un meccanismo di *reset* del tasso fisso a pagare per il Tesoro. Al momento dell'esecuzione della ristrutturazione è stato determinato solo il primo tasso fisso allineato al tasso di mercato di pari scadenza (1,88%), da ridefinire con periodicità trimestrale per i flussi successivi. Inoltre, con la medesima cadenza, le controparti renderanno nullo il valore della posizione scambiandosi il suo valore di mercato: se tale valore sarà positivo, il Tesoro lo riceverà e il tasso fisso del trimestre sarà determinato ad un livello più elevato di quello precedente; viceversa in caso di valore negativo per il Tesoro. In altre parole, con periodicità trimestrale, si produrrà un bilanciamento tra il nuovo tasso

e il pagamento/incasso del *mark-to-market* in tale data; così si garantisce allo *swap* di mantenersi costantemente a mercato, al netto delle oscillazioni intra-trimestre.

Questa ristrutturazione ha avuto, inoltre, l'effetto positivo di ridefinire lo *stock* iniziale di debito contabile in funzione del valore della strategia post-rinegoziazione. Infatti, lo *swap* nato dall'esercizio della *swaption* nel 2016 avrebbe fatto registrare un debito contabile di 1,17 miliardi al 31 dicembre 2017 (nell'istante dell'esercizio dell'opzione era pari a 1,19 miliardi di euro), mentre post ristrutturazione si è riclassificato debito per 1,042 miliardi. Pertanto, grazie a tale ristrutturazione si è ottenuta una riduzione di debito per un totale di circa 132 milioni, ottenuta come differenza tra il debito ante ristrutturazione e quello post ristrutturazione; quest'ultimo si compone di due voci: 845 milioni (valore complessivo delle quote trimestrali) e 193,2 milioni (*mark-to-market* del primo IRS 2017-2022 al 3%).

Inoltre, alla luce di detta ristrutturazione, la controparte ha formalmente comunicato di non intendere avvalersi di una clausola di estinzione anticipata su un *interest rate swap*, con nozionale 2,5 miliardi di euro e scadenza nel 2034, esercitabile nel 2018, che produrrebbe, ove esercitata, un esborso non trascurabile (stimato in 1,38 miliardi di euro circa).

Vi è poi da segnalare che nel primo semestre del 2017 una controparte ha esercitato la facoltà di cancellare un *cross currency swap* Yen/Euro, che rappresentava la copertura di un'emissione da 125 miliardi di Yen con scadenza naturale nel maggio 2036, rimborsato anticipatamente nel maggio 2017 dal Tesoro (v. par. III.2), che si è avvalso di tale facoltà, prevista dalle condizioni finanziarie del titolo stesso.

Infine, nel corso del primo trimestre 2017, sono state esercitate da una medesima controparte quattro *swaption cash settled*, ossia con regolamento monetario, da 875 milioni di nozionale ciascuna e con sottesi *interest rate swap* tutti di durata quindicennale (scadenza nel 2032). L'accordo, posto in essere nel 2015, e descritto nel Rapporto sul debito pubblico relativo a tale anno, prevedeva che in caso di esercizio delle *swaption* avvenisse anche la partenza di quattro IRS, sempre a quindici anni, senza costi aggiuntivi. L'esercizio delle quattro opzioni, se da un lato ha generato il pagamento del loro valore di mercato alla controparte (circa 972 milioni di euro), dall'altro ha anche dato luogo a quattro nuovi *interest rate swap* a mercato di durata pari a 15 anni e medesimo nozionale delle opzioni. Il tasso fisso medio a pagare per il Tesoro su questo portafoglio, composto dai suddetti quattro *swap*, è molto contenuto: di poco inferiore all'1,184% e corrisponde al tasso di mercato di equilibrio (*mid swap*) al momento dell'esercizio.

III. 4 RISULTATI DELLA GESTIONE IN RELAZIONE AGLI OBIETTIVI

La composizione finale delle emissioni lorde dell'anno

Come già accennato, l'unica apprezzabile divergenza rispetto ai programmi di inizio anno nei volumi di emissione ha riguardato i BOT, le cui emissioni sono state limate anziché leggermente aumentate come previsto.

È stato invece confermato il leggero incremento del ricorso ai titoli biennali e triennali, accompagnato da una lieve riduzione del comparto a più lungo termine (v. Tabelle III.6.a e III.6.b).

TABELLA III.6.a: COMPOSIZIONE DELLE EMISSIONI 2015-2017 IN VALORE ASSOLUTO E PERCENTUALE ESCLUSI I CONCAMBI *

	Emissioni 2015	% sul totale	Emissioni 2016	% sul totale	Emissioni 2017	% sul totale
BOT mini	0	0,00%	0	0,00%	0	0,00%
BOT 3 mesi	0	0,00%	0	0,00%	0	0,00%
BOT 6 mesi	80.956	19,74%	76.669	19,19%	75.000	18,13%
BOT 12 mesi	83.174	20,28%	76.025	19,03%	76.601	18,52%
Commercial Paper	0	0,00%	0	0,00%	0	0,00%
Totale breve termine	**164.130**	**40,03%**	**152.694**	**38,23%**	**151.601**	**37,95%**
CTZ	27.388	6,68%	18.991	4,75%	28.660	6,93%
CCTeu	27.503	6,71%	28.854	7,22%	31.023	7,50%
BTP 3 anni	28.924	7,05%	25.215	6,31%	35.148	8,50%
BTP 5 anni	33.729	8,23%	33.747	8,45%	36.404	8,80%
BTP 7 anni	31.340	7,64%	31.328	7,84%	29.762	7,19%
BTP 10 anni	39.049	9,52%	38.977	9,76%	37.902	9,16%
BTP 15 anni	17.129	4,18%	11.410	2,76%	11.634	2,81%
BTP 20 anni	1.150	0,28%	10.105	2,53%	7.513	1,82%
BTP 30 anni	13.241	3,23%	14.436	3,61%	14.041	3,39%
BTP 50 anni	0	0,00%	5.000	1,25%	750	0,18%
BTP€i 5 anni	692	0,17%	4.942	1,24%	2.895	0,70%
BTP€i 10 anni	3.823	0,93%	4.082	1,02%	7.856	1,90%
BTP€i 15 anni	8.019	1,96%	2.691	0,67%	2.326	0,56%
BTP€i 30 anni	562	0,14%	707	0,18%	472	0,11%
BTP Italia	9.379	2,29%	13.234	3,31%	15.697	3,79%
Estero	4.000	0,98%	3.036	0,76%	0	0,00%
Totale medio-lungo termine	**245.927**	**59,97%**	**246.756**	**61,77%**	**262.084**	**63,35%**
TOTALE	410.057		399.449		413.684	

* I titoli off-the-run sono stati inseriti nella categoria di vita residua più prossima

TABELLA III.6.b: COMPOSIZIONE DELLE EMISSIONI 2015-2017 IN VALORE ASSOLUTO E PERCENTUALE INCLUSI I CONCAMBI *

	Emissioni 2015	% sul totale	Emissioni 2016	% sul totale	Emissioni 2017	% sul totale
BOT mini	0	0,00%	0	0,00%	0	0,00%
BOT 3 mesi	0	0,00%	0	0,00%	0	0,00%
BOT 6 mesi	80.956	19,49%	76.669	18,77%	75.000	17,56%
BOT 12 mesi	83.174	20,03%	76.025	18,61%	76.601	17,94%
Commercial Paper	0	0,00%	0	0,00%	0	0,00%
Totale breve termine	164.130	39,52%	152.694	37,38%	151.601	35,50%
CTZ	27.388	6,59%	18.991	4,65%	28.660	6,71%
CCTeu	29.503	7,10%	28.854	7,06%	31.923	7,48%
BTP 3 anni	28.924	6,96%	25.215	6,17%	35.898	8,41%
BTP 5 anni	33.729	8,12%	33.747	8,26%	36.404	8,52%
BTP 7 anni	31.340	7,55%	33.328	8,16%	30.612	7,17%
BTP 10 anni	40.712	9,80%	42.604	10,43%	40.652	9,52%
BTP 15 anni	18.703	4,50%	12.910	3,16%	17.759	4,16%
BTP 20 anni	1.150	0,28%	12.015	2,94%	9.513	2,23%
BTP 30 anni	13.241	3,19%	14.436	3,53%	14.041	3,29%
BTP 50 anni	0	0,00%	5.000	1,22%	750	0,18%
BTP€i 5 anni	692	0,17%	4.942	1,21%	2.895	0,68%
BTP€i 10 anni	3.823	0,92%	4.082	1,00%	7.856	1,84%
BTP€i 15 anni	8.019	1,93%	2.691	0,66%	2.326	0,54%
BTP€i 30 anni	562	0,14%	707	0,17%	472	0,11%
BTP Italia	9.379	2,26%	13.234	3,24%	15.697	3,68%
Estero	4.000	0,96%	3.036	0,74%	0	0,00%
Totale medio-lungo termine	251.164	60,48%	255.793	62,62%	275.458	64,50%
TOTALE	415.294		408.486		427.059	

* I titoli off-the-run sono stati inseriti nella categoria di vita residua più prossima

La composizione dello *stock* dei titoli a fine anno

La più evidente variazione della composizione dello *stock* dei titoli di Stato tra 2016 e 2017 riguarda senza dubbio i BTP, incrementantisi di oltre il 2%. A ciò fa riscontro l'ulteriore limatura, sia pure marginale, del peso dei BOT, dando evidenza che gli sviluppi della domanda hanno consentito di evitare un incremento del comparto a breve grazie al maggiore interesse per i BTP triennali.

In secondo luogo, emerge la contrazione del comparto degli indicizzati all'inflazione e, in particolare, il BTP Italia, che si è ridotto di oltre l'1,3%. Peraltro questo effetto era atteso, dato che non era pensabile, né auspicabile, un rinnovo integrale di questi titoli in scadenza nell'anno in esame. Anche i BTP€i hanno registrato una limatura del loro peso relativo, benché molto più contenuta, a riprova che le condizioni di mercato sono state influenzate da una dinamica dell'inflazione non unidirezionale, che ha reso incerte le aspettative e altalenante la domanda.

GRAFICO III.16: COMPOSIZIONE DELLO *STOCK* DI TITOLI DI STATO AL 31 DICEMBRE 2016 ED AL 31 DICEMBRE 2017


Estero in Euro
2,43%
Estero in valuta
0,13%
BOT
5,74%
CCT
0,42%
BTP Italia
(rivalutato)
4,82%
CCTeu
6,79%
BTP €i (rivalutato)
7,89%
CTZ
2,12%
BTP
69,65%
31.12.2016


Estero in valuta
0,11%
BTP Italia
(rivalutato)
3,48%
Estero in Euro
2,21%
BOT
5,59%
CCTeu
6,97%
BTP €i (rivalutato)
7,70%
CTZ
2,13%
BTP
71,80%
31.12.2017

L'esposizione al rischio di rifinanziamento e di tasso d'interesse

La riduzione dell'esposizione del portafoglio di debito ai rischi di rifinanziamento e di tasso d'interesse costituisce da molti anni uno degli obiettivi principali del Tesoro, in particolare tramite una progressiva ricomposizione della struttura del portafoglio verso il tasso fisso e l'allungamento della vita media dello *stock*. Il successivo Grafico III.17 mostra come tale strategia costituisca da decenni un obiettivo costantemente perseguito nel tempo, compatibilmente con i mutamenti delle condizioni di mercato e le dimensioni del portafoglio stesso.

GRAFICO III.17 : EVOLUZIONE DELLA STRUTTURA E DELLA VITA MEDIA DEL DEBITO DOMESTICO (in anni)


Tasso variabile
Tasso fisso
Indicizzato
Vita media
80%
70%
60%
50%
40%
30%
20%
10%
0%
8
7
6
5
4
3
2
1
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

Nelle Linee guida della gestione del debito per il 2017, viste le aspettative di un mercato tendenzialmente meno favorevole a fronte di necessità di finanziamento sensibilmente più elevate rispetto all'anno precedente, l'obiettivo di mantenere la vita media del debito agli stessi livelli di fine 2016 era parso già sufficientemente ambizioso. Di fatto, invece, l'intonazione complessivamente positiva del mercato ha consentito di andare oltre le aspettative e il Tesoro ha potuto evitare di incrementare l'offerta di BOT, assecondando la domanda vivace sul segmento a due-tre anni, in questo modo attenuando il rischio di rifinanziamento. Come si evince anche dal successivo Grafico III.18, ne è risultata una struttura del debito ancora più solida, in quanto meno esposta sia al rischio di rifinanziamento che al rischio di tasso di interesse. Ciò è frutto sia dell'attività di emissione che delle operazioni straordinarie di concambio e riacquisto illustrate in precedenza.

Vi sono, in particolare, alcuni indicatori specifici che consentono di analizzare l'evoluzione del rischio in un portafoglio di debito. Essi sono riportati nelle Tabelle III.7 e III.8 e consentono di analizzare gli andamenti recenti sotto diversi profili, riportando le principali misure sintetiche dell'esposizione dello *stock* di titoli di Stato al rischio di rifinanziamento e di tasso di interesse, quali risultanti delle scelte di politica di emissione e delle operazioni di concambio e riacquisto effettuate nel corso del 2017. Da tali indicatori si osserva come l'evoluzione di questi rischi risulti in linea con gli obiettivi illustrati nel Capitolo I, anche prescindendo dal contributo dell'operatività in derivati, che pure influisce su tali valori.

TABELLA III.7: VITA MEDIA DELLO *STOCK* DI TITOLI DI STATO (in anni)

	31/12/2015	31/12/2016	31/12/2017
Titoli domestici	6,38	6,62	6,78
Titoli esteri	11,01	12,07	11,88
Stock di titoli di Stato	6,52	6,76	6,90

TABELLA III.8: ANDAMENTO DI *DURATION* E ARP NEGLI ANNI 2015-2017 RELATIVAMENTE ALLO *STOCK* DI TITOLI DI STATO ANTE DERIVATI (in anni)

	Duration			ARP		
	31/12/2015	31/12/2016	31/12/2017	31/12/2015	31/12/2016	31/12/2017
Titoli domestici ante derivati	5,45	5, 50	5,47	5,39	5,62	5,74
Titoli esteri ante derivati	6,45	7,11	6,96	6,11	6,69	6,49
Stock titoli di Stato ante derivati	5,48	5,54	5,50	5,41	5,64	5,76

Con riferimento al rischio di rifinanziamento, va segnalato come la vita media complessiva di tutti i titoli di Stato al 31 dicembre 2017 sia risultata pari a 6,90 anni, in ulteriore aumento rispetto a quello del 31 dicembre 2016 (6,76 anni). Nel 2017, pertanto, la vita media del debito, che aveva attraversato una fase di progressiva riduzione dal 2011 al 2013, e si era sostanzialmente stabilizzata nel 2014, ha proseguito nella tendenza all'aumento avviata già nel corso del 2015 e proseguita nel 2016.

In relazione al rischio di tasso di interesse, invece, si deve rilevare una leggera diminuzione del valore della durata finanziaria (*duration*)[12] dello *stock* di titoli di Stato, che si è attestato a 5,50 anni al 31 dicembre 2017, mentre a fine 2016 risultava pari a 5,54 anni. Ciò è essenzialmente dovuto alla sensibilità di questo indicatore al livello dei tassi di mercato, più elevati alla fine del 2017 rispetto a quelli di fine 2016, sia con riferimento ai rendimenti dei titoli di Stato che ai tassi *swap*.

L'ARP (*Average Refixing Period*) riferito allo *stock* di titoli di Stato, al contrario, ha mantenuto un profilo crescente, passando dai 5,64 anni di fine 2016 ai 5,76 di fine 2017, segnalando un'associata riduzione del profilo di rischio del portafoglio.

L'andamento di quest'ultimo indicatore, peraltro, trova riscontro nel successivo Grafico III.18, che riporta l'evoluzione della struttura per scadenza residua dello *stock* di titoli di Stato al termine di ciascuno degli ultimi tre anni (esclusi BOT e *Commercial Paper*). In sintesi, quindi, il grafico mostra come in ogni esercizio la distribuzione del portafoglio per classi di scadenza residua si sia modificata, quale risultato della combinazione della struttura "originaria" dei titoli in scadenza nell'anno e della struttura delle scadenze dei titoli che nel

[12] Per informazioni più approfondite sul significato dei principali indicatori quantitativi del rischio di tasso di interesse (inclusi *Duration* e *Average refixing period*), si rimanda all'apposito focus presente nel RAD 2014 (pagine 22-23). Per ulteriori informazioni sui mutamenti metodologici adottati per il calcolo del contributo degli strumenti derivati alla *duration* e all'ARP del debito complessivo si rimanda al capitolo IV del RAD 2015, in particolare alle note 4 di pagina 81 e 5 di pagina 82. Le scorse edizioni del RAD sono reperibili all'indirizzo di cui alla nota 9 del Cap. I.

medesimo anno sono stati emessi. Si evidenzia in primo luogo la diminuzione dei titoli con scadenza residua inferiore a un anno, nonché la stabilità dei titoli con scadenza compresa tra 1 a 3 anni. Le quote di tutte le classi con vita residua maggiore di 3 anni sono in aumento ad eccezione del segmento compreso tra 7 e 10 anni. In sintesi, rispetto al 2016, nel corso del 2017 si è registrata una redistribuzione di poco superiore all'1% del profilo complessivo di scadenza residua, dalle classi di durata fino ai 5 anni verso quelle di durata maggiore. Più significativa ancora la riduzione della componente fino a 3 anni di vita residua, risultata pari ad oltre il 2%. L'andamento riflette lo sforzo pluriennale di riposizionamento sul medio-lungo termine.

GRAFICO III.18: SCADENZE PER CLASSI DI VITA RESIDUA ANNI 2015-2017


25%
20%
15%
10%
5%
0%
2015
2016
2017
< 1 anno
1 - 3 anni
> 3 - 5 anni
> 5 - 7 anni
> 7 - 10 anni
> 10 anni

Nota: lo *stock* dei titoli indicizzati all'inflazione tiene conto della rivalutazione del capitale maturata alla fine di ogni anno e i titoli in valuta sono valorizzati post *swap* di cambio.

La gestione del portafoglio di derivati nel corso del 2017 è stata anch'essa coerente con gli obiettivi assegnati. Il portafoglio di derivati ha, infatti, contribuito ad allungare la *duration* complessiva del debito nel corso del 2017, portandola dal livello di 5,50 ante *swap* a quello di 6,01 post *swap*, con un incremento pari a circa sei mesi, come illustrato dalla successiva tabella III.9.

Coerentemente, il portafoglio di derivati ha anche contribuito ad allungare l'*Average Refixing Period* del debito: alla fine del 2017 l'ARP complessivo post *swap* si è attestato a 6,25 anni, superiore al corrispondente valore ante *swap* di 5,76 anni di circa sei mesi e in aumento anche rispetto al valore di 6,21 anni post *swap* registrato al 31 dicembre 2016.

TABELLA III.9: ANDAMENTO DI *DURATION* E ARP NEGLI ANNI 2015-2017 RELATIVAMENTE ALLO *STOCK* DI TITOLI DI STATO POST DERIVATI (in anni)

	Duration			ARP		
	31/12/2015	31/12/2016	31/12/2017	31/12/2015	31/12/2016	31/12/2017
Titoli domestici post derivati	6,04	6,09	5,99	6,04	6,19	6,23
Titoli estero post derivati	6,55	7,13	7,05	6,5	7,07	6,96
Titoli di Stato post derivati	6,06	6,11	6,01	6,05	6,21	6,25

Evoluzione del valore di mercato degli *stock*

La ben nota relazione inversa tra l'andamento dei tassi e quello dei valori di mercato implica strutturalmente che, a parità di altre condizioni[13], al sopraggiungere di fasi di mercato connotate da tassi più bassi dei precedenti, assumano un valore di mercato negativo per il pagatore di tasso fisso e positivo per il percettore tutti gli strumenti finanziari a tasso fisso che siano stati regolati in passato a livelli più elevati. Ciò a prescindere dalla natura contrattuale dello strumento, cioè indipendentemente dal fatto che il tasso fisso sia pagato sui titoli emessi ovvero sia determinato in strumenti diversi, come i derivati.

Nella fase di mercato di fine 2017 - che, nonostante modesti rialzi rispetto al 2016, ha continuato a mostrare tassi di interesse a livelli così bassi da non avere precedenti storici - ciò ha comportato, di fatto, un valore attuale negativo di qualsiasi posizione di pagatore di tasso fisso che sia stata assunta in precedenza[14]. Conseguentemente, data la struttura di tasso dei relativi portafogli:

1. il *mark to market* del portafoglio di derivati è risultato negativo per 31,5 miliardi di euro al 31 dicembre 2017 contro i 38,3 miliardi di euro al 31 dicembre 2016. Prendendo in considerazione solo i derivati riferiti al debito[15] (vedi Tabella III.10), il valore di mercato è stato negativo per 31,3 miliardi di euro alla fine del 2017 contro i 37,9 miliardi di euro alla fine del 2016;
2. il valore di mercato dello *stock* di titoli di Stato (escluso l'effetto del portafoglio di derivati) nello stesso periodo è passato dai circa 2.106,0 miliardi di euro del 2016 ai 2.105,2 miliardi di euro a fine 2017. Una variazione, dunque, di poco rilievo. Al contrario, come evidenziato nella Tabella III.10, lo *stock* al valore nominale dei titoli di Stato è aumentato di circa 39,2 miliardi. Ne consegue che la differenza tra il valore di mercato e il valore nominale dello *stock* dei titoli di Stato, pari a circa 199 miliardi di euro alla fine del 2017 a fronte dei 239 miliardi circa di fine 2016, mostra un decremento di circa 40 miliardi di euro rispetto all'anno precedente. La sostanziale stabilità del valore di mercato dei titoli di Stato, che si è ridotto di soli 845 milioni, è quindi riconducibile a due fattori che hanno agito l'uno in senso opposto all'altro: da un lato l'incremento dello *stock* nominale di titoli per circa 39,2 miliardi di euro; dall'altro la riduzione, per circa 40 miliardi di euro, del relativo valore di mercato, conseguente all'incremento dei tassi di interesse governativi.

[13] I fenomeni qui descritti sono quelli inerenti alla componente dei tassi d'interesse di mercato, mentre le variazioni della componente dei tassi d'interesse che remunera il rischio di credito hanno ampiezza e direzione indipendenti da quelle dei tassi di mercato e quindi possono, in caso di cambiamenti molto significativi e/o durevoli degli *spread* di credito, amplificare o mitigare (a seconda della direzione del movimento dello spread di credito) gli effetti dei cambiamenti subìti dal mercato dei tassi.

[14] Come si vede, quindi, la semplice esistenza di un *mark to market* negativo (o positivo) non rappresenta per l'emittente né una perdita né un profitto, né tantomeno un indice del disvalore o della bontà della scelta di "fissare" il tasso o meno. La formazione e l'andamento del *mark to market* sono invece connessi al rapporto tra le caratteristiche del portafoglio (fissate via via nel tempo sulla base del noto *trade-off* tra costi e rischi, che il gestore del debito pubblico ha affrontato in relazione alle caratteristiche del portafoglio, alle capacità di assorbimento del mercato ed agli obiettivi fiscali del momento) ed il successivo andamento - del tutto esogeno - dei tassi di mercato. Per il gestore del debito pubblico, la scelta di "fissare" il tasso del debito è funzionale agli obiettivi di contenimento dei rischi per il bilancio pubblico, non a prendere posizione per "battere il mercato".

[15] Si escludono in questo caso i contratti derivati stipulati con riferimento ai mutui attivi ai sensi della Legge finanziaria per il 2005.

TABELLA III.10: ANDAMENTO DEL VALORE DI MERCATO DELLO *STOCK* DEI TITOLI DI STATO (milioni di euro)

	MTM	Valore nominale	MTM - Valore nominale
31/12/2017	2.105.186	1.906.389	198.798
31/12/2016	2.106.030	1.867.214	238.816
Variazione	-845	39.175	-40.018

L'andamento registrato dai valori di mercato dei due portafogli (derivati e titoli) riflette l'andamento delle curve dei tassi di interesse di riferimento: curva *swap* per il portafoglio derivati e curva dei rendimenti governativi per lo *stock* dei titoli di Stato. Tali curve possono muoversi in direzioni diverse e/o con variazioni e inclinazioni differenti, generando quindi effetti che da un anno all'altro possono divergere. Di seguito vengono riportate, con riferimento alle date del 31/12/2016 e 31/12/2017, la curva *swap* dei tassi in euro e la curva dei rendimenti dei titoli di Stato italiani (Grafico III.19). Entrambe le curve mostrano un fenomeno di irripidimento, con un abbassamento ulteriore del tratto a più breve termine e un aumento di livello dal 5 anni in poi per la curva governativa, e da 2 anni in poi per la curva *swap*. Peraltro la curva governativa ha risentito in alcuni segmenti - in particolare quello breve e medio (fino alla scadenza decennale) e quello ultra-lungo (oltre i trenta anni) - dell'effetto positivo del restringimento del premio richiesto dal mercato per il rischio di credito.

GRAFICO III.19: CURVE DEI TASSI *SWAP* IN EURO E CURVA DEI RENDIMENTI DEI TITOLI DI STATO ITALIANI


Curva tassi swap 31/12/2016
Curva tassi swap 31/12/2017
Curva rendimenti governativi 31/12/2016
Curva rendimenti governativi 31/12/2017
3,8
3,3
2,8
2,3
1,8
1,3
0,8
0,3
-0,2
-0,7
15Y
20Y
25Y
30Y
35Y
40Y
45Y
50Y

Fonte Bloomberg

Nella successiva Tabella III.11 sono rappresentati i nozionali e i valori di mercato dei segmenti in cui si può suddividere il portafoglio di strumenti derivati. Riguardo ai derivati sul debito, i *cross currency swap* sono riferiti alle emissioni denominate in valuta estera, mentre gli IRS di copertura sono riferiti alle emissioni di titoli del programma MTN denominate in euro. Inoltre, nella categoria "IRS di *duration*" sono comprese tutte le posizioni riconducibili alla strategia di protezione dal rialzo dei tassi di interesse, che, in alcuni casi, vedono associata agli IRS la vendita di *receiver swaption*. Il segmento degli "IRS ex-ISPA" ricomprende tutti i contratti derivati associati alle passività della società

Infrastrutture S.p.A., oggetto dell'accollo da parte del Tesoro disposto dalla Legge finanziaria per il 2007. Nella categoria "*Swaption*" sono rappresentate le *receiver swaption stand-alone*, ossia non collegate a IRS preesistenti.

Sono infine riportati i valori relativi ai derivati su attivi e al portafoglio complessivo.

TABELLA III.11: PORTAFOGLIO DI STRUMENTI DERIVATI - ANNI 2016 E 2017 (milioni di euro)

Strumenti derivati su debito

	31/12/2016				31/12/2017			
Strumento	Nozionale	in %	MTM	in %	Nozionale	in %	MTM	in %
IRS ex-ISPA	3.500	2,44%	-1.542	4,06%	3.500	2,76%	-1.349	4,31%
CCS (*Cross Currency Swap*)	8.992	6,26%	875	-2,31%	6.007	4,74%	196	-0,63%
IRS (*Interest Rate Swap*) di copertura	10.357	7,21%	808	-2,13%	10.115	7,98%	735	-2,35%
IRS (*Interest Rate Swap*) di *duration*	113.782	79,24%	-34.437	90,75%	103.627	81,71%	-28.528	91,13%
Swaption	6.959	4,85%	-3.650	9,62%	3.569	2,81%	-2.630	7,54%
Totale derivati su debito	143.590	100,00%	-37.946	100,00%	126.818	100,00%	-31.306	100,00%
Titoli di Stato in circolazione		1.867.214				1.906.389		
Derivati su debito/Titoli di Stato		7,69%				6,65%		

Strumenti derivati su attivi (legge finanziaria per il 2005)

Strumento	Nozionale	MTM	Nozionale	MTM
IRS (*Interest Rate Swap*)	2.341	-346	1.835	-232

Portafoglio strumenti derivati complessivo

Strumento	Nozionale	in %	MTM	in %	Nozionale	in %	MTM	in %
Derivati su debito	143.590	98,40%	-37.946	99,10%	126.818	98,57%	-31.306	99,26%
Derivati su attivi	2.341	1,60%	-346	0,90%	1.835	1,43%	-232	0,74%
Totale strumenti derivati	145.931	100%	-38.292	100%	128.653	100%	-31.538	100%

Nota: Il MtM riportato nella presente tabella è quello calcolato dal MEF per le proprie finalità gestionali e pertanto non corrisponde a quello pubblicato dalla Banca d'Italia nella Serie dei Conti finanziari in quanto in quest'ultima - avente invece finalità propriamente statistiche - una parte del MtM è riclassificata come debito, in applicazione del nuovo Manuale su disavanzo e debito pubblici emanato a seguito dell'entrata in vigore del Sistema Europeo dei Conti nazionali e regionali SEC 2010.

In dettaglio, nel corso del 2017 sono scaduti tre *CCS* a seguito della scadenza di corrispondenti emissioni denominate in valuta estera. Inoltre è stata chiusa una posizione di copertura - composta da un *CCS* e un *IRS* cancellabile - riferita a un titolo, sempre denominato in valuta estera (JPY), che è stato rimborsato anticipatamente, come segnalato al paragrafo III.3. Il nozionale complessivo dei quattro *CCS* è pari a circa 2,785 miliardi di euro, mentre quello dell'*IRS* cancellabile, incluso tra gli *IRS* di copertura e chiuso sempre a seguito del rimborso anticipato del titolo denominato in JPY di cui si è appena accennato, è pari a circa 203 milioni di euro. In merito agli *IRS* e alle *swaption* di macro-copertura del rischio di rialzo dei tassi, nel corso del 2017 sono scaduti cinque *IRS* per un nozionale complessivo di euro 16 miliardi di euro. Quattro nuovi *IRS*, con un nozionale complessivo pari a 3,5 miliardi di euro, sono nati in concomitanza con l'esercizio di quattro *swaption* avvenuto nel primo trimestre dell'anno e descritto

in precedenza in questo Capitolo. Inoltre un *IRS* con nozionale pari a 2,5 miliardi di euro è stato generato dall'esercizio di una *receiver swaption*, avvenuto sempre nel corso del 2017. Infine una posizione composta da un *IRS* per 1,5 miliardi di euro, un *IRS forward starting*, ossia con decorrenza differita, per altri 1,5 miliardi di euro e un insieme di rate trimestrali, da corrispondere alla controparte distribuite nel tempo per 845 milioni di euro, derivano dalla ristrutturazione di un *IRS* con nozionale pari a euro 1,5 miliardi di euro, come ampiamente dettagliato al paragrafo III.3. Tra le *receiver swaption* non collegate a *IRS* preesistenti, oltre all'esercizio delle quattro di cui si è accennato sopra, una *swaption* per un nozionale di 2 miliardi di euro è stata novata e poi ristrutturata, come illustrato in precedenza in questo Capitolo; da tale ristrutturazione è derivata anche la rateizzazione del differenziale di premio da corrispondere alla controparte nel tempo, con un valore nominale di 225 milioni di euro.

Riguardo agli strumenti derivati riferiti al debito, escludendo quindi le posizioni assunte ai sensi della Legge finanziaria per il 2005 sui mutui attivi, i due grafici seguenti mostrano l'evoluzione del nozionale anno per anno, a partire dal 31/12/2016 e dal 31/12/2017 fino all'ultima scadenza del portafoglio (2062), nell'ipotesi di esercizio di tutte le *swaption* presenti in portafoglio. Dopo l'anno 2050, l'ultimo in cui si registra la scadenza di un *IRS* con un nozionale di dimensioni rilevanti (due miliardi di euro), rimarrà solo una posizione riferita a un titolo del programma EMTN, con un nozionale di 250 milioni di euro, che scadrà appunto nel 2062. Molte scadenze, in termini di nozionale, si concentrano tra il 2018 e il 2019.

GRAFICO III.20: EVOLUZIONE PROSPETTICA DEL NOZIONALE DEL PORTAFOGLIO DI DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE *SWAPTIONS* (milioni di euro)


135.000
120.000
105.000
90.000
75.000
60.000
45.000
30.000
15.000
-
31/12/2016
31/12/2017
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050-2062

GRAFICO III.21: STRUTTURA PER SCADENZA DEL PORTAFOGLIO DI DERIVATI NELL'IPOTESI DI ESERCIZIO DELLE *SWAPTIONS* (milioni di euro)


16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
Derivati su titoli esteri 31/12/2016
Altri derivati 31/12/2016
Derivati su titoli esteri 31/12/2017
Altri derivati 31/12/2017
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
2048
2049
2050
2051-2062

Il costo del debito

Il costo medio ponderato delle nuove emissioni nel 2017 è aumentato lievemente, portandosi allo 0,68% dallo 0,55% del 2016. Come illustrato nel Capitolo II e nei paragrafi del presente Capitolo relativi all'attività di emissione, le condizioni di mercato per l'Italia sono risultate mediamente un po' meno favorevoli che nel 2016, pur consentendo un costo di finanziamento prossimo ai minimi storici.

GRAFICO III.22: COSTO MEDIO ALL'EMISSIONE DEI TITOLI DI STATO – ANNI 2005-2017


4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
2,47%
3,32%
4,14%
4,09%
2,18%
2,10%
3,61%
3,11%
2,08%
1,35%
0,70%
0,55%
0,68%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

In termini di cassa, il costo medio del debito, calcolato come rapporto tra gli interessi di cassa[16] pagati sui titoli di Stato nell'anno *t* sullo *stock* di titoli di Stato dell'anno *t-1*, nel 2017 è stato pari al 2,89%, che si raffronta col 3,16% del 2016. La riduzione da un anno all'altro è stata dunque pari allo 0,27%.

Includendo anche il complesso delle operazioni in derivati, il valore complessivo del costo di cassa del 2017 si porta al 3,07%, contro il 3,39% del 2016, con una riduzione, quindi, dello 0,32%. Coerentemente, risulta diminuito anche l'impatto del portafoglio derivati: 0,18%, inferiore quindi a quello registrato nell'anno precedente (0,23%).

La differenza di costo tra il portafoglio del debito *ante* e *post* derivati rappresenta il costo marginale sostenuto dal Tesoro per ottenere una *duration* più elevata (quindi una maggiore copertura del rischio di rialzo dei tassi di interesse) rispetto a quanto reso possibile dal solo ricorso alle emissioni obbligazionarie.

Alla fine del 2017, il tasso medio pagato sulle operazioni in derivati per la gestione della *duration* sullo *stock* del debito domestico era pari al 4,14%, in ulteriore diminuzione rispetto al 4,19% del 2016 ed al 4,35% del 2015[17]; alla stessa data, lo *stock* di debito emesso con cedole superiori al 4,14% era pari a circa 629 miliardi di euro, confermando quindi che il tasso medio pagato sulla quota di debito coperta da derivati di tasso d'interesse rientra ampiamente nei limiti del costo storico del debito a tasso fisso della Repubblica.

Vale la pena di ricordare che, nell'elaborazione delle previsioni di finanza pubblica contenute nei documenti programmatici, così come nel bilancio di previsione dello Stato, si tiene conto dell'effetto prodotto dai derivati con ipotesi di simulazione del tutto coerenti con il resto delle stime. Analogamente, anche tutti i dati di consuntivo contengono gli effetti di quanto incassato o speso in conseguenza dell'operatività in derivati.

GRAFICO III.23: COSTO MEDIO DELLO *STOCK* DI TITOLI DI STATO PRE E POST DERIVATI – ANNI 2005-2017


4,50
4,00
3,50
3,00
2,50
2,00
1,50
%
1,00
0,50
0,00

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
pre-derivati	4,12	4,11	4,27	4,29	3,79	3,61	3,75	3,85	3,73	3,70	3,39	3,16	2,89
post-derivati	4,06	4,15	4,31	4,37	3,85	3,73	3,88	4,09	3,90	3,89	3,55	3,39	3,07

[16] Non è possibile calcolare un simile rapporto sulla spesa per competenza economica (SEC 2010) poiché questa esclude per definizione i flussi delle operazioni in derivati.

[17] Il miglioramento è dovuto a due componenti:
- gli effetti delle ristrutturazioni effettuate nel corso dell'anno;
- la scadenza naturale di alcune operazioni.

III.5 LA GESTIONE DELLA LIQUIDITÀ DEL TESORO

L'attività di gestione della liquidità giacente sul Conto disponibilità - detta anche *cash management* - ha rivestito un ruolo sempre più rilevante all'interno della gestione del debito nonostante, negli ultimi tre anni, fattori endogeni ed esogeni non abbiano reso semplice l'espletamento dell'attività stessa.

Il contesto di mercato con cui il Tesoro si è dovuto rapportare non ha mostrato particolari segnali di cambiamento rispetto all'anno precedente. I tassi BCE, e in particolare quello della *Deposit facility* rimasto a quota -0,40%, non hanno subito variazioni rispetto all'anno 2016, con permanenza degli effetti delle politiche monetarie espansive adottate dalla BCE nell'ultimo triennio, le quali, se da un lato hanno portato beneficio al mercato dei titoli di Stato in termini di calo dei rendimenti e di aumento della domanda, dall'altro hanno prodotto innegabili difficoltà nella gestione della liquidità dello Stato. Infatti, in un contesto caratterizzato da domanda di liquidità minima e redditività negativa, il Tesoro si è trovato a dover movimentare fondi in quantità considerevoli. Pertanto, anche per l'anno 2017 l'operatività è stata sostanzialmente orientata al contenimento dei costi derivanti dalla forte penalizzazione applicata alle giacenze detenute in Banca d'Italia e da un mercato in cui i tassi negativi continuavano a rappresentare la regola.

Il Tesoro ha gestito tale liquidità tramite l'operatività OPTES che, come descritto nel capitolo I, prevede il monitoraggio dei saldi e dei flussi di tesoreria, attraverso un continuo scambio informativo tra il MEF e la Banca d'Italia, nonché l'utilizzo di strumenti di *cash management*, ossia aste quotidiane e operazioni bilaterali - di impiego o raccolta della liquidità sul mercato monetario - svolte con controparti selezionate.

Il monitoraggio del Conto disponibilità e l'andamento delle giacenze liquide giornaliere e mensili

Un'efficiente gestione della liquidità parte dal monitoraggio del Conto disponibilità e dallo studio dell'andamento dei saldi, a cadenza sia giornaliera che mensile.

Come premesso nel Capitolo I, l'attività si basa sul quotidiano scambio di informazioni tra le istituzioni del MEF (Ragioneria Generale dello Stato e Dipartimento del Tesoro) e la Banca d'Italia, con dati preventivi e consuntivi relativi a tutti gli incassi e i pagamenti che interessano i conti detenuti presso la Tesoreria dello Stato e la conseguente stima del saldo del Conto disponibilità.

Gli scambi previsionali sopra citati sono aggiornati dalla Banca d'Italia sei volte al giorno e validati dal MEF, al fine di stimare quotidianamente il saldo di fine giornata. Le istituzioni condividono, inoltre, uno scenario previsionale di più lungo termine, con aggiornamento settimanale e durata compresa tra 30 e 60 giorni. Quest'ultimo scambio informativo ha particolare importanza per la politica monetaria, in quanto il Tesoro comunica alla Banca d'Italia, e per suo tramite alla BCE, le sue previsioni riguardo gli impieghi della liquidità e le giacenze dei depositi governativi nel periodo considerato.

Nonostante la complessità dei flussi di Tesoreria, dovuta soprattutto alla molteplicità di soggetti che vi operano e alla rilevanza di alcuni movimenti, anche

per il 2017 il monitoraggio del Conto disponibilità ha dato risultati soddisfacenti in termini di capacità previsionale, con uno scarto medio giornaliero di poco superiore al 3%[18]. Grazie all'attività di monitoraggio e gestione del Conto disponibilità è stato quindi possibile conseguire una buona previsione dei saldi, nonostante in alcuni giorni del mese gli ingenti flussi di Tesoreria provochino variazioni del saldo di liquidità anche di diversi miliardi di euro. La forte volatilità del Conto nell'arco di un mese medio è illustrata nel grafico successivo, che mostra le oscillazioni osservate nel 2017, simili a quelle analizzate negli anni precedenti[19].

GRAFICO III.24: VARIAZIONI MEDIE INFRA-MENSILI DELLE DISPONIBILITÀ LIQUIDE DEL TESORO: SCARTI RISPETTO AL MINIMO DEL MESE – ANNO 2017 (milioni di euro)


25.000
20.000
15.000
10.000
5.000
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31
Giorno del mese

Come si può osservare dal Grafico III.24, in linea generale i saldi presentano un andamento discendente o comunque saldi bassi nella prima metà del mese a causa di ingenti pagamenti dal lato del fabbisogno (es. pagamento assegni previdenziali) per poi risalire da metà mese, con un picco nella terza settimana, soprattutto grazie agli incassi relativi alle entrate fiscali.

Queste oscillazioni repentine non facilitano il compito del *cash management*, in quanto il Tesoro deve detenere ingenti importi di liquidità anche per far fronte alle rilevanti scadenze dei titoli di Stato, che non sempre sono contestualmente bilanciate da altrettante emissioni, soprattutto per i titoli a medio e lungo termine. Infatti, secondo la prassi di mercato, le emissioni dei titoli diversi dai BOT vengono di norma distribuite in diverse *tranche* nel corso di alcuni mesi, mentre i relativi rimborsi avvengono in un'unica soluzione alla data di scadenza. Le oscillazioni illustrate nel precedente grafico sono quindi riconducibili anche

[18] Questo valore è calcolato come media delle variazioni percentuali (in valore assoluto) fra la previsione di giacenza del Conto disponibilità stimata alle ore 18 del giorno t-1 e il saldo effettivo registrato alle ore 9 del giorno t. Tale percentuale fornisce, quindi, una misura dell'errore medio di previsione commesso giornalmente.

[19] A questo proposito, si vedano le sezioni IV.4 dei Rapporti sul Debito Pubblico per gli anni 2014-16.

alle emissioni e, soprattutto, alle scadenze dei titoli, che talvolta contribuiscono, in particolare, al notevole calo di inizio e metà mese.

La volatilità del Conto non si registra soltanto a livello inframensile, ma anche all'interno dell'intero anno. A questo proposito, il successivo Grafico III.25 mostra gli scarti tra i saldi minimi e massimi osservati all'interno di ciascun mese degli anni 2016 e 2017; tale rilevazione restituisce risultati differenti da quelli del grafico precedente, che raccoglieva dati medi mensili e tendeva quindi ad attenuare parzialmente le oscillazioni (poiché i giorni di minimo e massimo non coincidono in tutti i mesi, soprattutto per fattori di calendario). Dall'analisi dei dati mensili si può affermare che la volatilità nell'anno 2017 è stata in linea all'anno precedente, in quanto lo scarto medio tra il minimo e il massimo mensile è risultato pari a circa 29,3 miliardi di euro, in leggera flessione rispetto ai circa 29,7 miliardi del 2016.

GRAFICO III.25: SCARTO TRA SALDO MASSIMO E MINIMO MENSILE DELLE DISPONIBILITÀ LIQUIDE DEL TESORO – ANNI 2016-17 (milioni di euro)


60.000
50.000
40.000
30.000
20.000
10.000
0
2016
2017
gennaio
febbraio
marzo
aprile
maggio
giugno
luglio
agosto
settembre
ottobre
novembre
dicembre

In generale, si nota un andamento mensile piuttosto simile all'anno precedente, con una significativa differenza a giugno e novembre, attribuibile alla diversa distribuzione delle scadenze dei titoli di Stato.

Tenuto conto delle ampie variazioni giornaliere e mensili determinate da forte volatilità di flussi in entrata e in uscita, non sempre allineate, il compito del *cash management* è, quindi, quello di impiegare sul mercato monetario una quantità di liquidità tale da ridurre le variazioni nette giornaliere e, allo stesso tempo, consentire al Tesoro di detenere un'adeguata provvista di liquidità, al fine prudenziale di fronteggiare rimborsi e pagamenti di considerevole entità.

L'operatività di *cash management* e il contesto di mercato

Come anticipato, il contesto di mercato del 2017 è stato fortemente condizionato dalle decisioni di politica monetaria della BCE. L'effetto di queste decisioni hanno avuto degli impatti non trascurabili sull'operatività di *cash management*. Infatti, l'abbondante disponibilità di liquidità sul mercato ha

causato una sostanziale carenza di domanda da parte degli operatori bancari, con conseguente maggiore liquidità giacente sul Conto disponibilità del Tesoro detenuto presso la Banca d'Italia. Ciò nonostante, per l'intero anno 2017 il Tesoro ha mantenuto la sua presenza sul mercato monetario attraverso aste di impiego giornaliere in sostanziale continuità con l'anno precedente.

Come si può notare dal successivo Grafico III.26, l'impiego medio alle aste OPTES del Tesoro è via via calato a partire dalle decisioni della BCE di giugno 2014, poi ulteriormente accentuato dall'introduzione del programma di acquisto dei titoli governativi e dalle successive estensioni dello stesso.

GRAFICO III.26 - IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE (milioni di euro)



6.000
5.000
4.000
3.000
2.000
1.000
0
Inizio rimborsi LTRO
Decisioni BCE del 5 giugno 2014
Prima asta TLTRO
Seconda asta TLTRO
Inizio QE BCE
Incremento acquisti QE
Riduzione acquisti QE
gen-14 feb-14 mar-14 apr-14 mag-14 giu-14 lug-14 ago-14 set-14 ott-14 nov-14 dic-14 gen-15 feb-15 mar-15 apr-15 mag-15 giu-15 lug-15 ago-15 set-15 ott-15 nov-15 dic-15 gen-16 feb-16 mar-16 apr-16 mag-16 giu-16 lug-16 ago-16 set-16 ott-16 nov-16 dic-16 gen-17 feb-17 mar-17 apr-17 mag-17 giu-17 lug-17 ago-17 set-17 ott-17 nov-17 dic-17

Il successivo Grafico III.27 mette invece a confronto il tasso medio ponderato alle aste OPTES con il tasso Eonia (*Euro OverNight Index Average*) per gli anni 2014-17. Come si può osservare, la progressiva riduzione dei tassi ufficiali da parte della BCE ha comportato la graduale riduzione dei rendimenti sul mercato monetario, mentre fino alla metà al 2014 era possibile osservare il temporaneo aumento dei tassi in corrispondenza della fine del mese, giorno in cui le controparti incrementavano la loro domanda di liquidità nei confronti del mercato, con conseguente rialzo dei rendimenti. Il progressivo aumento della liquidità presente nell'Eurosistema ha gradualmente fatto scomparire questa ciclicità.

GRAFICO III.27: ANDAMENTO DEI TASSI OVERNIGHT SUL MERCATO MONETARIO E ALLE ASTE OPTES - ANNI 2015-17 (tassi percentuali)


Tasso medio ponderato delle aste OPTES
Eonia
0,80
0,60
0,40
0,20
0,00
-0,20
-0,40
-0,60
gen-14
gen-14
feb-14
mar-14
apr-14
mag-14
giu-14
lug-14
ago-14
set-14
ott-14
nov-14
dic-14
gen-15
mar-15
apr-15
giu-15
lug-15
set-15
ott-15
dic-15
gen-16
mar-16
apr-16
giu-16
lug-16
ago-16
ott-16
nov-16
gen-17
feb-17
apr-17
mag-17
lug-17
ago-17
ott-17
nov-17

Il distacco osservabile tra il tasso EONIA ed il rendimento medio ponderato alle aste è attribuibile al livello del tasso minimo accettato (o tasso minimo accoglibile) dal Tesoro nelle medesime operazioni, che dal giugno 2014 al dicembre 2015 era stato mantenuto a zero. Quando nei mesi di dicembre 2015 e marzo 2016 sono stati annunciati due ulteriori tagli dei tassi di politica monetaria, per il Tesoro non è stato più possibile mantenere a zero il tasso minimo accoglibile e lo ha ridotto, mantenendolo tuttavia su livelli superiori a quelli prevalenti sul mercato per la medesima scadenza a un giorno. Di conseguenza per tutto il 2017, ad eccezione di rari episodi, il tasso medio ponderato si è mantenuto alcuni punti base sopra il tasso EONIA, appiattendosi sul livello del tasso minimo accettato.

L'impiego della liquidità del Tesoro

Gli strumenti di *cash management* a disposizione del Tesoro per l'impiego della liquidità giacente sul Conto disponibilità sono le aste *overnight* e le operazioni bilaterali di lunga scadenza.

Anche nel 2017, le aste OPTES di impiego si sono svolte quotidianamente con una quantità media giornaliera impiegata sulla scadenza *overnight* in linea con quella dell'anno precedente, 454 milioni di euro del 2017 contro 441 milioni del 2016. Si è confermato scarso il numero delle controparti attive in asta a causa del perdurare delle condizioni di elevata liquidità presente nel sistema.

Il grafico che segue mette in evidenza come l'impiego medio alle aste OPTES, su base mensile, si sia ridotto in modo drastico, proprio a partire dalla seconda metà dell'anno 2014.

GRAFICO III.28 - IMPIEGO MEDIO ALLE ASTE OPTES QUOTIDIANE – ANNI 2014-17 (milioni di euro)


6.000
5.000
4.000
3.000
2.000
1.000
0
2014
2015
2016
2017
gennaio
febbraio
marzo
aprile
maggio
giugno
luglio
agosto
settembre
ottobre
novembre
dicembre

Com'è noto, a partire dalla seconda metà del 2014, il Tesoro ha abolito il ricorso ai depositi vincolati accesi presso la Banca d'Italia, finalizzati a detenere la parte più stabile della liquidità del Tesoro, a seguito dell'entrata in vigore di importanti Decisioni della BCE che hanno penalizzato le giacenze detenute dai governi presso le banche centrali, rendendo questo strumento inutile per le finalità per cui era nato. Pertanto, il Tesoro è ricorso all'utilizzo di un altro strumento del *cash management*, ossia impiegare tale liquidità in operazioni bilaterali a lunga scadenza.

Come per le aste *overnight*, anche lo *stock* medio delle operazioni bilaterali si è ridotto, rimanendo tuttavia lo strumento di impiego maggiormente utilizzato; per l'anno 2017, infatti, è risultato pari a 29,7 miliardi, contro i circa 41 miliardi dell'anno precedente. Al contrario, la durata media delle suddette operazioni è incrementata, passando dai 27 giorni del 2016 ai 35 giorni del 2017. L'incremento della durata media, reso possibile anche dalla stabilizzazione dei saldi, ha permesso di limitare l'impatto dei tassi negativi, maggiormente marcato sulle scadenze a brevissimo termine.

Anche per il 2017, data l'ingente liquidità disponibile, il Tesoro non ha avuto necessità di ricorrere ad operazioni d'aste OPTES di raccolta.

GRAFICO III.29 DISTRIBUZIONE MEDIA DELLA LIQUIDITÀ PER TIPOLOGIA DI IMPIEGO – ANNO 2017 (milioni di euro e valori percentuali)


Impieghi in operazioni bilaterali
29.766
(62%)
Aste overnight
448
(1%)
Conto disponibilità
17.963
(37%)

Il Grafico III.29 sintetizza le tipologie di impiego della liquidità del Tesoro, secondo le ripartizioni osservate mediamente durante l'intero anno. Come già osservato lo scorso anno, in questa particolare situazione di mercato, gli impieghi in asta *overnight* sono stati assolutamente marginali e, al contrario, gran parte della liquidità è stata investita in operazioni bilaterali a più lungo termine (circa il 62% del totale). La restante liquidità è stata depositata sul Conto disponibilità, la cui giacenza media è salita al 37%.

Al fine di poter osservare l'andamento delle giacenze nel corso dell'anno, la successiva Tabella III.12 mostra la consistenza totale della liquidità del Tesoro alla fine di ciascun mese del 2017, con la ripartizione tra operazioni di mercato e Conto disponibilità.

TABELLA III.12 - CONTO DISPONIBILITÀ E IMPIEGHI DELLA LIQUIDITÀ DEL TESORO A FINE MESE - ANNO 2017 (milioni di euro)

Mese di riferimento	Saldo del Conto disponibilità detenuto presso la Banca d'Italia	Operazioni di liquidità OPTES (aste + operaz.bilaterali)	Totale disponibilità liquide del Tesoro
Gennaio	41.174	35.920	77.094
Febbraio	20.427	35.990	56.417
Marzo	17.902	36.160	54.062
Aprile	22.613	35.350	57.963
Maggio	28.108	30.340	58.448
Giugno	16.000	36.150	52.150
Luglio	49.198	35.900	85.098
Agosto	26.652	36.120	62.772
Settembre	15.348	36.110	51.458
Ottobre	17.128	35.310	52.438
Novembre	14.928	17.880	32.808
Dicembre	6.550	22.500	29.050

Dalla tabella si possono evidenziare tre situazioni differenti: a) un'alta giacenza del Conto disponibilità registrata nel corso del 2017, detenuta in larga misura a titolo prudenziale per far fronte agli ingenti rimborsi di titoli di Stato[20]; b) il picco, invece, del mese di luglio è determinato sia dall'andamento delle entrate fiscali che dall'assenza di rimborsi di titoli a medio-lungo termine; c) la riduzione delle disponibilità liquide del Tesoro riscontrabile nei mesi di novembre e dicembre 2017. Su quest'ultimo punto hanno influito diverse variabili: il rimborso di circa 45 miliardi di euro di titoli di Stato nel mese di novembre e le numerose operazioni straordinarie effettuate dal Tesoro concentrate in questi ultimi due mesi dell'anno[21], che hanno comportato non solo una riduzione dello *stock* del debito pubblico ma anche un corrispondente calo della liquidità del Conto disponibilità.

[20] Per il dettaglio si veda al Capitolo I il Grafico "Profilo mensile delle scadenze - titoli medio-lungo termine per gli anni 2017-2018".

[21] Su questo punto si veda anche il paragrafo "Le operazioni straordinarie di concambio e riacquisto".

Conclusioni

L'attività di *cash management* nel 2017 è stata - in linea con l'anno precedente - particolarmente impegnativa a causa del permanere delle difficili condizioni sul mercato monetario. Tuttavia, il Tesoro ha sempre garantito la sua quotidiana presenza sul mercato tramite l'operatività OPTES, al fine di ridurre, per quanto possibile, l'impatto dei tassi negativi sulle proprie disponibilità liquide. Ad ogni modo, seppur in presenza delle difficoltà sopra esposte, si rammenta come l'effetto di tassi di interesse bassi e delle altre misure di allentamento quantitativo sia complessivamente favorevole per la gestione del debito pubblico del nostro Paese.

ALLEGATO

LA STRUTTURA ORGANIZZATIVA DELLA DIREZIONE DEL DEBITO PUBBLICO PRESSO IL DIPARTIMENTO DEL TESORO

La Direzione Seconda del Dipartimento del Tesoro, dedicata alla gestione del debito pubblico, si articola in undici Uffici. Le competenze della Direzione sono svolte in stretta collaborazione istituzionale con altre strutture, tra cui altre Direzioni del Dipartimento del Tesoro, la Ragioneria Generale dello Stato e la Banca d'Italia. Le competenze della Direzione del Debito sono schematizzate, mediante raggruppamento per funzioni, nel grafico sotto riportato.

L'ORGANIZZAZIONE DELLA DIREZIONE DEL DEBITO PUBBLICO


Ministero
Dipartimento del
Direzione del Debito Pubblico
Comunicazione:
✓Statistiche titoli di Stato
Relazioni esterne:
OCSE)
✓ Eventuali operazioni
MIDDLE OFFICE
✓ Elaborazione di scenari di tasso di interesse
BACK OFFICE
✓ Decreti di emissione
✓Gestione della liquidità
✓Derivati

Nella Direzione sono presenti le funzioni tipiche degli operatori dei mercati finanziari e che caratterizzano di norma le unità istituzionali (*Debt Management Offices - DMO*) che si occupano di gestione del debito pubblico nei Paesi avanzati: le funzioni di *Front*, *Middle* e *Back Office*.

Il *Front Office* raggruppa tutte le attività a diretto contatto con il mercato. Esse riguardano, in primo luogo, tutte le attività di emissione che, avuto riguardo

delle esigenze di finanziamento e partendo dall'analisi di mercato finalizzata alle decisioni su tipologie dei titoli da offrire e su modalità e tempistica dei collocamenti, determinano l'operatività di mercato primario, a valere sia sul programma domestico che su quello estero. Sono inoltre comprese nelle attività di *Front Office* anche la gestione di brevissimo termine della liquidità e le operazioni straordinarie di concambio e riacquisto, nonché le operazioni in strumenti derivati.

Direttamente funzionali allo svolgimento delle attività di *Front Office* sono anche il monitoraggio del mercato secondario dei titoli di Stato nelle sue diverse componenti, nonché la selezione e valutazione degli Specialisti in titoli di Stato.

Le funzioni di Risk Management[1] sono svolte dal *Middle Office* e comprendono tutte le attività di analisi, incluse quelle legali e di mercato, che consentono di delineare i confini del profilo di costo/rischio che devono ispirare e/o delimitare l'operatività del Front Office. L'individuazione (da molti anni[2] basata su un apposito *software* che sulla base di un modello probabilistico consente analisi di *Cost-at-Risk*) di diversi portafogli di emissione con le rispettive combinazioni di costo e rischio serve così al *Front Office* per delineare le strategie di emissione e di copertura più opportune. Sempre tra le funzioni di Risk Management svolte rientra il monitoraggio del rischio di controparte, che determina i vincoli da rispettare sia per la gestione del portafoglio derivati che per le operazioni di impiego della liquidità.

Anche le previsioni pluriennali sulla spesa per interessi e sul debito della Pubblica Amministrazione per i documenti programmatici ed il *reporting* istituzionale[3] possono essere inquadrate nell'attività di *Middle Office*.

Le funzioni svolte dal *Back Office* comprendono la predisposizione dei decreti di emissione e l'attività, più strettamente contabile, relativa alle procedure per l'esecuzione puntuale dei pagamenti.

Alla base di ogni attività propria della gestione del debito si pongono le funzioni relative alla predisposizione della documentazione legale dei prestiti e dei derivati, nonché la redazione dei prospetti, sia dei programmi di emissione internazionale (*Global*, *MTN*) sia degli altri titoli collocati con metodologie diverse dall'asta. Analogamente, essendo la Direzione del debito pubblico inquadrata nel contesto amministrativo del Dipartimento del Tesoro, vi si svolgono tutte le altre funzioni di carattere giuridico-amministrativo e contabile che sono comuni alla struttura ministeriale.

Vi sono poi altre funzioni di cruciale importanza svolte dalla Direzione del debito pubblico. Tra queste, molto significative sono quelle che possono essere

[1] Per una disamina più dettagliata delle *best practice* in tema di *Sovereign Debt Portfolio Risk Management*, cfr. il *Working Paper* del Fondo Monetario Internazionale "*A Primer on managing Sovereign Debt-Portfolio Risks*", realizzato con la collaborazione di decine di DMOs, incluso il Tesoro.

[2] Cfr. le informazioni riferite al *software* SAPE - finanziato originariamente nel 2003 dal MIUR - riportate *supra*, Cap. I nonché alle pagg. 26 e ss. del Rapporto sul Debito pubblico 2014

[3] In particolare il Documento di Economia e Finanza (DEF) previsto dalla Legge 7 aprile 2011 n. 39 (dove il contributo della Direzione Seconda è incluso nella Parte Prima "Programma di Stabilità" e nella Parte Seconda "Analisi e Tendenze di Finanza Pubblica"), la Nota di Aggiornamento al DEF, il Documento Programmatico di Bilancio (DPB) istituito dal Regolamento UE n. 473/2013, l'Appendice alla c.d. Relazione trimestrale di cassa (con l'art. 14 della legge 196/2009 denominata Relazione sul conto consolidato di cassa delle Amministrazioni pubbliche), la Relazione al Parlamento sul Fondo per l'ammortamento dei titoli di Stato (allegata al Rendiconto generale dello Stato) di cui all'art. 44, comma 3 del D.P.R. 398/2003, la Relazione semestrale alla Corte dei Conti sulla gestione del debito pubblico di cui al D.M. 10/11/1995.

catalogate come funzioni di comunicazione, focalizzate sulle informazioni in tempo reale riguardanti l'attività di emissione, nonché le statistiche su struttura, dinamica e composizione del debito rappresentato dai titoli di Stato e dal relativo mercato. L'alimentazione del sito del debito pubblico è il canale principale di veicolazione di questa attività. Anche le statistiche prodotte in esito al monitoraggio del debito e dell'esposizione in derivati degli enti territoriali rientrano in questa funzione.

Oltre al suddetto monitoraggio, eventuali operazioni straordinarie di intervento su questioni relative al debito degli enti territoriali, disciplinate da specifiche norme, rappresentano un'altra funzione di cui la Direzione è investita.

Di grande rilievo è, inoltre, la funzione delle relazioni con istituzioni esterne, in particolare a livello internazionale, che comprende: la partecipazione al coordinamento a livello europeo dei gestori del debito pubblico nell'ambito di un apposito Sottocomitato (*European Sovereign Debt Markets - ESDM*) del Comitato economico-finanziario dell'Unione Europea; la partecipazione ai gruppi di lavoro statistici Eurostat e il contributo alla predisposizione delle notifiche semestrali nell'ambito della Procedura per i disavanzi eccessivi (*EDP*); la presenza nei diversi gruppi di lavoro in istituzioni sovranazionali, quali l'OCSE e il FMI; il *Network* tra il Tesoro italiano, l'OCSE e la Banca Mondiale per le tematiche di gestione del debito pubblico; i rapporti con gli investitori istituzionali e con le agenzie di rating[4].

Infine, l'attività informatica rappresenta una funzione trasversale che interessa tutti gli uffici, in quanto pressoché tutti i processi lavorativi della Direzione sono informatizzati; quelli comuni a tutta l'Amministrazione, con applicativi uniformi per il Dipartimento del Tesoro o per tutto il Ministero, e quelli specifici per il debito pubblico, con strumenti ed applicativi dedicati[5]. Questi ultimi sono strutturati sulla base delle esigenze della Direzione (si vedano ad esempio aspetti particolarmente significativi nell'elaborazione e nella gestione del SAPE - Software di Analisi dei Portafogli di Emissione illustrate nel Capitolo I) e sono alimentati sia internamente sia da flussi di dati provenienti dalla Banca d'Italia, dalla Monte Titoli S.p.A. - la società che garantisce il servizio di gestione accentrata dei titoli di Stato - o dalla società che gestisce il mercato telematico dei titoli di Stato (MTS S.p.A.).

[4] Per informazioni più dettagliate sulle varie sedi e modalità di confronto internazionale del Tesoro, si veda il Cap. I del presente Rapporto.

[5] Le attività di progettazione e manutenzione dei *database* e degli applicativi vengono svolte in collaborazione con l'ufficio di coordinamento informatico del Dipartimento del Tesoro e con SOGEI quale fornitore di architetture digitali e di servizi di assistenza. La Società Generale d'Informatica S.P.A. è la società di *Information Technology* posseduta al 100% dal Ministero dell'Economia e delle Finanze.

APPENDICE STATISTICA

LE FONTI DI INFORMAZIONE RIGUARDANTI IL DEBITO PUBBLICO DISPONIBILI SUL SITO DEL TESORO

Sul sito web del Tesoro è presente la Sezione specificatamente dedicata al Debito pubblico (http://www.dt.tesoro.it/it/debito_pubblico/index.html), contenente una vasta gamma di informazioni qualitative e quantitative su ognuno degli àmbiti di operatività inclusi nel presente Rapporto.

A titolo esemplificativo e non esaustivo, le informazioni pubblicate vanno dai calendari e comunicazioni di emissione ai risultati delle aste, dalle caratteristiche dei titoli alla normativa applicabile, dalla valutazione dell'attività degli Specialisti alle operazioni straordinarie, dalla liquidità disponibile a documenti di carattere generale come le varie edizioni del presente Rapporto o le Linee Guida per la gestione del debito pubblico.

Completa l'informazione disponibile una ricchissima Sezione di dati statistici (http://www.dt.tesoro.it/it/debito_pubblico/dati_statistici/) che contiene, a partire dal Bollettino Trimestrale, informazioni quantitative su tutti i comparti di attività del Debito pubblico, inclusi gli andamenti della composizione, delle cedole, dei rendimenti all'emissione e della vita media dei titoli di Stato, degli indicatori di rischio, del portafoglio derivati.

Il patrimonio di dati reso consultabile è perennemente aggiornato con l'evoluzione dell'attività, mantenendo altresì la disponibilità dei dati storici.

A completamento delle informazioni già presenti nel Rapporto, le pagine che seguono contengono una selezione di tabelle e grafici riguardanti alcune delle informazioni presenti sul sito.

TABELLE E GRAFICI

EMISSIONI LORDE SUL MERCATO AL VALORE NOMINALE – TITOLI CON DURATA FINO A DUE ANNI (milioni di euro)

	BOT				CTZ
	flessibili	3 mesi	6 mesi	12 mesi	24 mesi
gen-14			16.943	9.305	5.955
feb-14			8.618	8.000	2.875
mar-14			8.250	7.566	2.875
apr-14			7.700	7.500	3.500
mag-14			7.150	7.150	3.450
giu-14			8.250	7.150	2.875
lug-14			7.163	6.500	2.588
ago-14			7.500	7.700	3.074
set-14			7.700	9.075	2.902
ott-14			6.556	8.015	2.875
nov-14			6.104	6.500	
dic-14				6.011	
gen-15			15.400	8.413	4.977
feb-15			7.344	7.700	3.812
mar-15			7.062	6.502	2.300
apr-15			6.500	6.500	2.300
mag-15			6.000	7.142	2.278
giu-15			6.750	7.150	2.013
lug-15			7.150	7.067	
ago-15			6.750	6.000	3.672
set-15			6.500	7.500	2.300
ott-15			6.000	7.100	2.013
nov-15			5.500	6.600	1.725
dic-15				5.500	
gen-16			13.100	7.000	3.138
feb-16			6.875	6.500	
mar-16			6.600	6.600	3.428
apr-16			6.600	6.075	
mag-16			6.000	6.500	2.500
giu-16			6.406	6.500	
lug-16			6.488	6.500	2.875
ago-16			6.000	6.600	
set-16			6.600	6.750	2.500
ott-16			6.000	6.250	
nov-16			6.000	6.000	4.550
dic-16				4.750	
gen-17			13.000	7.700	2.500
feb-17			6.150	6.548	2.875
mar-17			6.500	6.500	2.875
apr-17			6.600	6.000	2.300
mag-17			6.000	7.150	3.554
giu-17			6.750	6.500	2.500
lug-17			6.500	6.750	2.300
ago-17			6.000	6.692	2.300
set-17			6.000	6.500	1.556
ott-17			6.000	6.000	3.900
nov-17			5.500	5.510	2.000
dic-17				4.750	

EMISSIONI LORDE SUL MERCATO AL VALORE NOMINALE – TITOLI CON DURATA SUPERIORE A DUE ANNI (milioni di euro)

	CCTeu	BTP €i				BTP								BTP Italia
	5-7 anni	5 anni	10 anni	15 anni	30 anni	3 anni	5 anni	7 anni	10 anni	15 anni	20 anni	30 anni	50 anni	4-6-8 anni
gen-14		1.250				4.808	3.450	2.875	2.875	1.957				
feb-14	1.685	1.150				4.025	5.200	2.875	3.450			1.725		
mar-14	1.113		4.500			3.608	3.186	2.300	4.250	1.725				
apr-14	3.251		975	540		3.564	3.000	2.760	3.750			1.412		20.565
mag-14	2.655	1.131				5.200	4.025	2.588	3.450	7.000				
giu-14	1.875		1.150			4.025	2.905	4.936	3.001			1.150		
lug-14	1.674	639		511		3.450	4.768	2.875	2.875	2.300				
ago-14	1.500						3.000		2.500					
set-14	1.725		966		525	2.457	2.875	2.500	4.001	2.000				
ott-14	3.807		665	485		4.128	2.875	2.300	3.450			1.438		7.506
nov-14	2.255					2.781	2.875	2.172	3.163	1.500				
dic-14	1.725						3.550		2.300					
gen-15	1.557	692			308	3.450	3.296	2.875	3.446	1.501		6.500		
feb-15	2.013			1.150		2.875	3.450	5.200	4.025	1.725				
mar-15	2.013		979	526		2.500	2.875	3.000	5.850	8.000		1.750		
apr-15	3.900		505			3.531	2.300	2.500	2.875					9.379
mag-15	2.588			467		3.087	4.069	2.500	2.000	750		750		
giu-15	2.300		895		225	2.502	2.809	2.300	2.875	778		947		
lug-15	2.779			817		2.858	1.725	2.285	3.331	1.725		1.599		
ago-15	2.013						2.208		2.855					
set-15	1.725		522			2.270	2.197	5.015	4.474			1.695		
ott-15	3.900			3.500		3.691	2.300	2.875	3.450	1.150				
nov-15	1.717			412		2.160	4.000	2.790	2.181					
dic-15	1.000						2.500		1.687					
gen-16	1.637		550			2.001	2.394	3.450	2.588	2.013				
feb-16	2.013			946		2.240	2.588	2.875	3.450			9.000		
mar-16	2.300				293	2.108	2.588	5.200	5.200	1.725				
apr-16	1.725		863			3.501	4.214	2.821	3.047		6.500	1.374		8.014
mag-16	3.771	3.000				2.548	2.293	2.723	2.501	1.500				
giu-16	2.300			805		2.000	2.502	3.000	3.002			1.259		
lug-16	2.013	1.150				2.069	2.875	2.504	2.875	1.251	1.750			
ago-16	2.300						2.300		5.850					
set-16	1847			939		2.000	3.231	4.000	3.365		1.250			
ott-16	2.300		669			4.000	4.001	2.506	2.875	2.065			5.000	5.220
nov-16	3.250	792			414	2.750	2.750	2.250	2.500			1.312		
dic-16	3.400						2.013		1.725					
gen-17	2.013			1.105		3.001	2.500	2.750	1.725	6.000	1.500			
feb-17	2.588	828				3.163	3.163	2.875	5.200			1.516		
mar-17	2.196		3.000			2.750	5.200	3.500	2.300	1.387				
apr-17	2.661	738		512		5.850	2.251	2.875	2.500		2.400		750	
mag-17	4.550		984		472	2.819	2.875	2.588	3.163			1.251		8.590
giu-17	2.013	539				2.875	3.450	3.450	3.163			6.500		
lug-17	1.725		1.438			2.838	2.875	2.695	5.047	1.471				
ago-17	1.725						4.891		2.588					
set-17	2.013	791		709		2.501	3.450	4.001	2.875		1.500			
ott-17	1.725		1.438			5.200	2.875	2.300	2.300			1.713		
nov-17	4.550					2.002	2.875	2.729	2.875	1.577				7.107
dic-17	2.013								2.013					

N.B. Non sono compresi i titoli collocati in occasione delle operazioni di concambio

EMISSIONI LORDE SUL MERCATO AL VALORE NOMINALE – RIAPERTURE TITOLI *OFF THE RUN* (milioni di euro)

	CCT	BTP€i			BTP			
	inf. a 7 anni	2 - 10anni	11 - 15 anni	16 - 30 anni	2 - 5 anni	6 - 10 anni	11 - 15 anni	16 - 30 anni
gen-14								
feb-14								
mar-14	1.187							827
apr-14								
mag-14								1.150
giu-14								
lug-14								
ago-14								
set-14								
ott-14								
nov-14								
dic-14								
gen-15								
feb-15								
mar-15								
apr-15		358					1.500	
mag-15		533						
giu-15								
lug-15								
ago-15								
set-15		564						
ott-15								
nov-15		614						1.150
dic-15								
gen-16		600						
feb-16							1.150	
mar-16		570						
apr-16							707	
mag-16							1.000	
giu-16								742
lug-16								
ago-16								
set-16								750
ott-16		832						
nov-16								605
dic-16	1.150							
gen-17						1.005		
feb-17		536			1.150			1.184
mar-17	1.254					1.150		1.562
apr-17					1.000		1.200	
mag-17								1.499
giu-17		461						
lug-17								929
ago-17								
set-17								
ott-17								
nov-17								
dic-17								

N.B. Non sono compresi i titoli collocati in occasione delle operazioni di concambio

RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE DEI TITOLI DI STATO (medie ponderate mensili)

	BOT		CTZ	CCTeu	BTP€i (*)				BTP								BTP Italia (*)
	6	12	24	5-7	5	10	15	30	3	5	7	10	15	20	30	50	4-6-8
	mesi	mesi	mesi	anni	anni	anni	anni	anni	anni	anni	anni	anni	anni	anni	anni	anni	anni
gen-14	0,714	0,735	1,194		2,26				1,51	2,71	3,17	4,11	4,26				
feb-14	0,456	0,676	0,822	1,79	2,01				1,41	2,43	3,02	3,81			4,59		
mar-14	0,505	0,592	0,707	1,56		3,43			1,12	2,14	2,71	3,42	3,85				
apr-14	0,595	0,589	0,786	1,30		3,16	3,32		0,93	1,88	2,44	3,29			4,27		2,10
mag-14	0,493	0,650	0,786	1,32	1,41				1,07	1,84	2,29	3,22	3,58				
giu-14	0,309	0,495	0,591	1,38		2,87			0,89	1,62	2,12	3,01			4,05		
lug-14	0,236	0,387	0,428	1,24	0,97		2,93		0,84	1,35	2,17	2,81	3,44				
ago-14	0,136	0,279	0,326	1,12						1,20		2,60					
set-14	0,232	0,271	0,385	1,16		2,31		3,57	0,52	1,10	1,71	2,39	3,03				
ott-14	0,379	0,301	0,692	1,08		2,50	2,78		0,70	1,06	1,71	2,45			3,66		1,49
nov-14	0,272	0,335		1,25					0,77	1,23	1,74	2,44	2,97				
dic-14		0,418		1,10						0,94		2,08					
gen-15	0,229	0,243	0,401	0,96	0,55			2,53	0,61	0,98	1,29	1,89	2,46		3,29		
feb-15	0,090	0,209	0,219	0,87			1,58		0,44	0,89	1,23	1,62	2,10				
mar-15	0,040	0,079	0,162	0,62		1,31	1,42		0,15	0,56	0,71	1,36	1,69		1,86		
apr-15	0,000	0,013	0,079	0,71		1,41			0,23	0,55	0,89	1,34					1,10
mag-15	0,004	0,027	0,062	0,76			2,05		0,32	0,63	1,31	1,40	2,32		2,92		
giu-15	0,060	0,061	0,204	0,78		2,14		3,27	0,50	0,85	1,76	1,83	2,77		3,36		
lug-15	0,007	0,124		1,08			2,02		0,48	1,25	1,60	2,35	2,63		3,24		
ago-15	0,007	0,011	0,166	0,67						0,77		1,83					
set-15	0,023	0,028	0,116	0,65		1,72			0,24	0,84	1,37	1,95			2,96		
ott-15	-0,055	0,023	-0,023	0,76			2,24		0,25	0,71	1,24	1,82	2,14				
nov-15	-0,112	-0,030	-0,095	0,59			1,91		0,11	0,53	0,98	1,48					
dic-15		-0,003		0,51						0,37		1,36					
gen-16	-0,059	-0,074	-0,113	0,42		1,35			0,02	0,57	0,99	1,59	2,03				
feb-16	-0,042	-0,032		0,47			1,95		0,11	0,42	1,05	1,44			2,76		
mar-16	-0,050	-0,068	-0,063	0,58				2,33	-0,05	0,44	0,79	1,50	1,84				
apr-16	-0,172	-0,081		0,44		1,34			0,05	0,34	0,82	1,24		2,30	2,49		1,14
mag-16	-0,262	-0,140	-0,137	0,59	0,71				0,04	0,49	0,87	1,51	1,99				
giu-16	-0,150	-0,122		0,53			1,79		0,08	0,40	0,83	1,42			2,49		
lug-16	-0,185	-0,176	-0,150	0,57	0,45				-0,04	0,33	0,63	1,35	1,57	1,88			
ago-16	-0,236	-0,190		0,38						0,26		1,24					
set-16	-0,257	-0,175	-0,216	0,32			1,50		-0,02	0,19	0,69	1,14		1,91			
ott-16	-0,295	-0,238		0,33		1,08			0,03	0,28	0,83	1,21	1,77			2,85	1,13
nov-16	-0,199	-0,217	-0,283	0,59	1,12			3,09	0,30	0,57	1,37	1,60			3,14		
dic-16		-0,196		0,99						0,91		1,97					
gen-17	-0,301	-0,250	-0,071	0,58			2,52		0,06	0,54	1,15	1,77	2,53	2,53			
feb-17	-0,294	-0,247	0,029	0,73	1,14				0,25	0,92	1,59	2,37			3,43		
mar-17	-0,294	-0,226	-0,085	0,79		2,50			0,37	1,11	1,90	2,28	2,87				
apr-17	-0,326	-0,239	-0,075	0,70	0,93		2,45		0,47	1,04	1,69	2,25		2,84		3,44	
mag-17	-0,358	-0,304	-0,078	0,93		2,23		3,08	0,37	1,04	1,65	2,29			3,32		1,16

giu-17	-0,372	-0,351	-0,167	0,92	0,64				0,15	0,88	1,35	2,15			3,54		
lug-17	-0,362	-0,352	-0,160	0,83		2,26			0,23	0,81	1,57	2,16	2,77				
ago-17	-0,356	-0,337	-0,139	0,77						0,88		2,16					
set-17	-0,382	-0,326	-0,220	0,81	0,69		2,52		0,05	0,84	1,52	2,09		2,74			
ott-17	-0,400	-0,334	-0,167	0,75		2,14			0,15	0,83	1,53	2,19			3,33		
nov-17	-0,436	-0,395	-0,337	0,60					-0,02	0,58	1,21	1,86	2,38				0,93
dic-17		-0,407		0,46								1,73					

N.B. Non sono compresi i titoli collocati in occasione delle operazioni di concambio

(*) Rendimento lordo comprensivo dell'aspettativa di inflazione al momento dell'emissione

VITA RESIDUA MEDIA PONDERATA DEI TITOLI DI STATO (mesi)

	BOT	CCT	CCTeu	CTZ	BTP ordinari	BTP indicizzati	BTP Italia	Estero (*)	TOTALE (*)
gen-14	4,96	17,85	41,64	12,14	91,36	102,29	37,64	127,41	76,52
feb-14	5,14	16,93	41,27	11,66	90,62	100,97	36,71	126,39	75,99
mar-14	5,11	20,87	40,64	11,05	89,72	100,78	35,69	125,03	75,84
apr-14	5,16	19,88	40,87	10,69	90,05	100,16	43,49	124,66	75,78
mag-14	5,03	18,90	40,77	12,19	89,57	98,76	42,47	123,72	75,81
giu-14	5,01	17,91	40,58	11,64	90,26	97,97	41,49	122,75	75,95
lug-14	4,89	16,89	40,08	10,98	90,27	96,92	40,47	124,13	75,72
ago-14	4,92	15,88	39,51	10,53	91,33	95,90	39,46	123,23	75,95
set-14	5,10	14,89	39,02	12,25	90,41	109,69	38,47	122,12	76,63
ott-14	5,18	13,87	39,72	11,69	89,62	108,86	40,18	122,16	76,07
nov-14	5,11	12,88	39,63	10,70	89,71	107,87	39,20	121,64	75,93
dic-14	4,92	16,84	39,26	12,44	88,83	106,85	38,18	121,95	76,62
gen-15	5,08	15,82	38,80	12,07	89,31	106,05	37,16	132,28	76,63
feb-15	5,21	14,90	38,59	11,95	89,92	105,44	36,24	133,64	76,85
mar-15	5,17	13,88	38,24	11,36	90,92	104,62	35,22	136,56	77,44
apr-15	5,13	12,90	39,24	10,78	91,28	103,59	39,79	136,62	77,53
mag-15	5,06	11,88	39,43	10,13	90,29	102,68	38,78	136,06	76,74
giu-15	5,09	10,89	39,47	12,22	90,70	102,18	37,80	138,20	77,47
lug-15	5,06	9,87	39,70	11,21	91,42	101,37	36,79	137,19	77,73
ago-15	5,01	8,85	39,50	11,06	92,20	100,35	35,77	136,18	77,82
set-15	5,14	12,00	39,70	10,56	91,55	99,27	34,78	135,08	77,71
ott-15	5,16	10,98	40,31	9,95	90,47	100,81	33,74	134,05	77,07
nov-15	5,11	9,99	40,01	9,28	90,77	100,08	32,75	133,05	76,98
dic-15	4,93	8,97	45,37	10,91	90,80	99,06	31,73	132,10	78,22
gen-16	5,07	7,95	44,97	10,44	89,92	98,20	30,71	135,32	77,21
feb-16	5,17	7,00	44,74	9,48	90,84	97,90	29,76	133,60	77,91
mar-16	5,15	5,98	44,63	9,42	90,07	97,45	30,92	132,41	77,47
apr-16	5,11	5,00	44,22	10,89	91,16	96,49	34,96	131,45	78,60
mag-16	5,06	3,98	44,75	10,54	91,45	95,11	33,94	133,80	78,65
giu-16	5,09	2,99	44,64	9,57	90,84	94,66	33,52	133,38	78,30
lug-16	5,10	7,00	44,32	9,24	90,00	93,46	32,51	140,33	78,17
ago-16	5,07	5,98	44,08	11,61	90,88	92,44	31,50	139,34	79,00
set-16	5,15	5,00	43,73	11,13	91,40	98,36	30,51	145,94	79,66
ott-16	5,14	3,98	43,43	10,11	92,28	97,46	39,29	144,50	81,07
nov-16	5,13	2,99	43,69	11,04	92,57	96,92	38,30	145,71	81,06
dic-16	4,92	1,97	43,64	10,02	92,63	95,90	37,28	144,82	81,06
gen-17	5,08	0,95	43,27	9,82	92,10	95,57	36,29	144,29	80,27
feb-17	5,16	0,03	43,17	13,05	93,18	94,55	35,36	143,43	81,17
mar-17	5,17	-	43,05	12,73	92,60	94,37	34,35	143,60	80,95
apr-17	5,14	-	42,83	12,23	91,91	93,53	41,14	142,74	81,00
mag-17	5,16	-	43,31	12,28	93,09	93,42	43,51	142,48	81,47
giu-17	5,18	-	45,98	11,95	94,34	92,37	44,58	147,28	82,69
lug-17	5,19	-	45,60	11,47	93,63	91,70	43,56	146,32	82,02
ago-17	5,17	-	45,09	14,60	94,08	90,68	42,54	145,33	82,46
set-17	5,20	-	44,68	13,87	93,07	99,87	41,55	145,06	82,30
ott-17	5,16	-	48,84	13,87	92,26	99,12	40,51	144,33	82,10
nov-17	5,08	-	49,58	13,36	92,72	98,28	53,92	143,50	83,04
dic-17	4,86	-	49,66	12,34	92,16	97,26	52,90	142,59	82,81

N.B. Non sono compresi i titoli collocati in occasione delle operazioni di concambio

RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE DEI TITOLI DI STATO – RIAPERTURE TITOLI *OFF THE RUN* (medie ponderate mensili)

	CCT	BTP€i(*)			BTP			
	inf. a 7 anni	2 – 10 anni	11 – 15 anni	16 - 30 anni	2 - 5 anni	6 - 10 anni	11 - 15 anni	16 - 30 anni
gen-14								
feb-14								
mar-14	1,43							4,01
apr-14								
mag-14								3,71
giu-14								
lug-14								
ago-14								
set-14								
ott-14								
nov-14								
dic-14								
gen-15								
feb-15								
mar-15								
apr-15		0,94					1,64	
mag-15		1,66						
giu-15								
lug-15								
ago-15								
set-15		1,08						
ott-15								
nov-15		1,06						2,67
dic-15								
gen-16		1,54						
feb-16							2,08	
mar-16		1,27						
apr-16							1,71	
mag-16							1,90	
giu-16								2,44
lug-16								
ago-16								
set-16								2,28
ott-16		1,34						
nov-16								3,05
dic-16	0,67							
gen-17						1,71		
feb-17		2,20			0,37			3,31
mar-17	0,53					2,05		3,42
apr-17					0,40		2,53	
mag-17								3,38
giu-17		1,72						
lug-17								2,93
ago-17								
set-17								
ott-17								
nov-17								
dic-17								

N.B. Non sono compresi i titoli collocati in occasione delle operazioni di concambio

(*) Rendimento lordo comprensivo dell'aspettativa di inflazione al momento dell'emissione.

BOT: RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE


0,0%
-0,1%
-0,2%
-0,3%
-0,4%
-0,5%
gen feb mar apr mag giu lug ago set ott nov dic gen feb mar apr mag giu lug ago set ott nov dic
2016
6 mesi
12 mesi
2017

CTZ: RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE


0,3%
0,2%
0,1%
0,0%
-0,1%
-0,2%
-0,3%
-0,4%
gen feb mar apr mag giu lug ago set ott nov dic gen feb mar apr mag giu lug ago set ott nov dic
2016
2017

BTP: RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE


4,0%
3,0%
2,0%
1,0%
0,0%
-1,0%
gen feb mar apr mag giu lug ago set ott nov dic gen feb mar apr mag giu lug ago set ott nov dic
2016
2017
3 anni
5 anni
7 anni
10 anni
15 anni
20 anni
30 anni
50 anni

BTP ITALIA E BTPCi - RENDIMENTI ATTESI


4,0%
3,0%
2,0%
1,0%
0,0%
4 anni
5 anni
10 anni
15 anni
30 anni
gen feb mar apr mag giu lug ago set ott nov dic gen feb mar apr mag giu lug ago set ott nov dic
2016
2017

CCTeu: RENDIMENTI COMPOSTI LORDI ALL'EMISSIONE


1,0%
0,8%
0,6%
0,4%
0,2%
0,0%
gen feb mar apr mag giu lug ago set ott nov dic gen feb mar apr mag giu lug ago set ott nov dic
2016
2017

***SPREAD* DEI TITOLI DECENNALI AREA EURO RISPETTO AL *BUND* (punti base)**


500
400
300
200
100
0
FRANCIA
SPAGNA
BELGIO
ITALIA
IRLANDA
PORTOGALLO
gen-17
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
dic-17

ASSET SWAP SPREAD (punti base)


Spread BTP 3 anni
Spread BTP 10 anni
Spread BTP 30 anni
250
200
150
100
50
0
-50
gen-17
gen-17
feb-17
mar-17
apr-17
mag-17
giu-17
lug-17
ago-17
set-17
ott-17
nov-17
dic-17
dic-17

ANDAMENTO MENSILE DELLA VITA RESIDUA MEDIA PONDERATA DEI TITOLI DI STATO (espressa in mesi)


84
82
80
78
76
74
2014
2015
2016
2017
gen-14
mar-14
mag-14
lug-14
set-14
nov-14
gen-15
mar-15
mag-15
lug-15
set-15
nov-15
gen-16
mar-16
mag-16
lug-16
set-16
nov-16
gen-17
mar-17
mag-17
lug-17
set-17
nov-17

Exhibit (6)

2019 Stability Programme
(Section I of the Economic and Financial Document of 2019, dated April 9, 2019)

MINISTERO DELL'ECONOMIA E DELLE FINANZE



DOCUMENTO DI ECONOMIA E FINANZA 2019

Sezione I Programma di Stabilità dell'Italia

MINISTERO DELL'ECONOMIA E DELLE FINANZE

DOCUMENTO DI ECONOMIA E FINANZA 2019

Sezione I Programma di Stabilità dell'Italia

Presentato dal Presidente del Consiglio dei Ministri
Giuseppe Conte

e dal Ministro dell'Economia e delle Finanze
Giovanni Tria

Deliberato dal Consiglio dei Ministri il 9 aprile 2019

PREMESSA

Il Documento di Economia e Finanza 2019, il primo del nuovo Governo, ripercorre i risultati conseguiti in dieci intensi mesi di attività e traccia le linee guida della politica di bilancio e di riforma che si intende attuare nel prossimo triennio. Il Governo ha pienamente realizzato il programma iniziale di riforma economica e sociale descritto a inizio autunno nella Nota di aggiornamento del DEF 2018. Ciò è avvenuto in un contesto economico internazionale ed europeo che si è fatto progressivamente più difficile e in presenza di periodi di tensione nel mercato dei titoli di Stato. Il Governo ha fronteggiato la situazione modificando il programma di bilancio per raggiungere alla fine dello scorso anno un accordo con la Commissione Europea che non ha precluso la realizzazione dei propri obiettivi di riforma e inclusione sociale.

Seppur in un contesto economico congiunturale profondamente cambiato e più complesso, con questo documento il Governo conferma gli obiettivi fondamentali della sua azione: ridurre progressivamente il gap di crescita con la media europea che ha caratterizzato l'economia italiana soprattutto nell'ultimo decennio e, al tempo stesso, il rapporto debito/PIL. A tal fine, la strategia dell'Esecutivo ribadisce il ruolo degli investimenti pubblici come fattore fondamentale di crescita, innovazione, infrastrutturazione sociale e aumento di competitività del sistema produttivo; l'azione di riforma fiscale in attuazione progressiva di un sistema di flat tax *come componente importante di un modello di crescita più bilanciato; il sostegno alle imprese impegnate nell'innovazione tecnologica e il rafforzamento contestuale della rete di protezione e inclusione sociale.*

La difficile situazione economica che abbiamo oggi di fronte si caratterizza per una caduta dell'attività manifatturiera che ha particolarmente colpito la Germania e l'Italia a causa sia della loro specializzazione produttiva sia della spiccata propensione all'esportazione. Le relazioni internazionali sono profondamente mutate negli ultimi due anni e l'andamento del commercio mondiale ne ha risentito in misura crescente. A ciò si sono aggiunti il rallentamento di alcune grandi economie emergenti, il deprezzamento dei rispettivi tassi di cambio, il protrarsi della incertezza sulla Brexit e i cambiamenti regolatori e tecnologici che hanno interessato l'industria dell'auto. Queste tendenze si sono risolte in un marcato rallentamento della crescita europea, cui si è associato il permanere di condizioni di bassa inflazione. Tali condizioni risultano più sfavorevoli per i Paesi maggiormente colpiti dalla crisi di inizio decennio, quali l'Italia.

In tale contesto, la performance del nostro paese mostra che l'occupazione e il valore aggiunto dei servizi hanno tenuto, ma ciò non è stato sufficiente ad assicurare un adeguato ritmo di crescita del Prodotto Interno Lordo. Il 2018 si è

chiuso con un incremento del PIL reale dello 0,9 per cento, su cui ha pesato la dinamica sfavorevole della seconda metà dell'anno che ha determinato anche un effetto di trascinamento lievemente negativo sul 2019. Come conseguenza delle mutate condizioni interne ed esterne, la proiezione di crescita tendenziale per quest'anno è stata rivista al ribasso, passando dall'1,0 per cento della previsione di fine anno allo 0,1 per cento del presente documento.

Il superamento di questa fase di bassa crescita nominale della nostra economia dipende dall'evoluzione dell'economia internazionale e dall'efficacia delle politiche di rilancio, sia macroeconomiche sia di riforma strutturale, che stiamo mettendo in campo.

È inoltre necessario un cambiamento a livello europeo per passare a un modello di crescita che, senza pregiudicare la competitività dei Paesi dell'Unione, si basi maggiormente sulla promozione della domanda interna. Gli altissimi surplus commerciali di alcuni paesi europei rappresentano squilibri macroeconomici che sono fonte di eccessiva esposizione a shock *esterni all'Unione, soprattutto in una fase storica in cui a livello globale si assiste a un possibile cambio di approccio rispetto al commercio internazionale e al multilateralismo. Pertanto, a livello europeo il Governo promuoverà una rivisitazione dell'approccio di politica economica, dalle regole di bilancio alla politica industriale, commerciale, degli investimenti e dell'innovazione.*

L'attuale fase di debolezza ciclica dell'economia rende necessario sostenere l'attività economica e in particolare gli investimenti pubblici e privati, che, pur in ripresa, nel 2018 sono risultati pari al 18 per cento del PIL, a fronte di livelli superiori al 20 per cento negli anni antecedenti la crisi.

Il Governo ha approntato due pacchetti di misure di sostegno agli investimenti. Il primo, il decreto-legge "Crescita", si concentra su misure di stimolo all'accumulazione di capitale e alla realizzazione di investimenti. Tra le altre misure si reintroduce, il super-ammortamento, rimodulato in modo da favorire le piccole e medie imprese, si sostituisce la mini-IRES con la riduzione delle aliquote delle imposte dirette sui redditi riconducibili agli utili trattenuti nell'impresa e si semplificano le procedure di fruizione dell'agevolazione patent box. *Le misure di sostegno agli investimenti privati sono accompagnate da un aumento delle risorse di bilancio per gli investimenti degli enti territoriali. Risorse che si sommano agli effetti positivi attesi in termini di maggiori investimenti attribuibili alle misure di sblocco degli avanzi introdotte con la Legge di bilancio per il 2019.*

Il secondo provvedimento, il decreto-legge "Sblocca cantieri", punta a invigorire la ripresa del settore delle costruzioni, snellendo la legislazione vigente in materia di aggiudicazione dei contratti, appalti integrati, subappalti, norme sulla progettazione, partenariato pubblico-privato e procedure di approvazione di varianti di progetto. Gli investimenti in costruzioni sono aumentati lo scorso anno

del 2,6 per cento e il numero dei permessi di costruzione è notevolmente salito. Il miglioramento del quadro di regolamentazione derivante dall'intervento legislativo, unitamente all'impegno del Governo ad aumentare le risorse per gli investimenti pubblici e agli incentivi per la ristrutturazione degli immobili, anche in chiave antisismica, dovrebbero pertanto creare le condizioni per una vera ripresa di un settore che resta cruciale per l'occupazione e l'andamento generale dell'economia.

Questi interventi hanno un impatto neutrale sulla finanza pubblica, a testimonianza dell'attenzione del Governo alla disciplina di bilancio. Nell'accordo di fine anno con la Commissione Europea, il Governo aveva indicato una previsione di indebitamento netto per il 2019 pari al 2 per cento del PIL. La Legge di Bilancio contiene una clausola che, in caso di deviazione dall'obiettivo di indebitamento netto, prevede il blocco di due miliardi di spesa pubblica. Sulla base delle nuove previsioni pubblicate in questo documento, tale scenario appare ora probabile. Il Governo attuerà pertanto tale riduzione di spesa.

*Per effetto dell'attivazione della riduzione di spesa prevista dalla legislazione vigente (che, quindi, non costituisce una 'manovra' aggiuntiva), il deficit di quest'anno è stimato al 2,4 per cento del PIL. In termini strutturali, ovvero al netto dell'andamento ciclico e delle misure temporanee, questo risultato darebbe luogo a una variazione dell'indebitamento di solo -0,1 punti percentuali. Tenendo conto della flessibilità concordata con la Commissione in relazione a spese straordinarie per il contrasto dei rischi idrogeologici e interventi straordinari sulle infrastrutture, nonché del livello negativo dell'*output gap*, il risultato di quest'anno rientrerebbe nei limiti del Patto di Stabilità e Crescita (PSC).*

Per gli anni successivi, il Programma di Stabilità traccia un sentiero di finanza pubblica che riduce gradualmente il deficit della PA fino all'1,5 per cento nel 2022, con una diminuzione di 0,3 punti percentuali all'anno che determina un miglioramento quasi equivalente del saldo strutturale. Secondo le nuove proiezioni ufficiali, il deficit strutturale scenderebbe dall'1,5 percento del PIL di quest'anno allo 0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale. Gli obiettivi programmatici tracciati nel Programma sono in linea con il dettato del PSC pur puntando a miglioramenti del saldo strutturale più contenuti in confronto a un'interpretazione letterale delle regole, come impongono le condizioni ancora difficili in cui versa la nostra economia e il recente indebolimento ciclico.

L'andamento previsto dell'inflazione e del deflatore del PIL per l'anno in corso e il prossimo triennio rimane improntato a una forte moderazione, rendendo più complesso il conseguimento di un'elevata crescita nominale e di una marcata riduzione del rapporto fra debito pubblico e PIL. Le nuove previsioni ufficiali

indicano per il 2019 un incremento del rapporto debito/PIL, che è già moderatamente aumentato lo scorso anno. Per i prossimi anni, il Programma di Stabilità mira a una riduzione del rapporto debito/PIL, che risulterebbe prossimo al 129 per cento nell'anno finale della previsione.

Per quanto riguarda gli obiettivi interni di politica di bilancio, lo scenario programmatico qui presentato prevede un aumento degli investimenti pubblici nel prossimo triennio, che dal 2,1 per cento del PIL registrato nel 2018 si porterebbero al 2,6 per cento del PIL nel 2022.

In linea con il Contratto di Governo, si intende inoltre continuare, nel disegno di Legge di Bilancio per il prossimo anno, il processo di riforma delle imposte sui redditi ("flat tax"*)* e di generale *semplificazione del sistema fiscale, alleviando l'imposizione a carico dei ceti medi. Questo nel rispetto degli obiettivi di finanza pubblica definiti in questo documento.*

Il profilo delineato per l'indebitamento netto, anche alla luce degli oneri necessari al rifinanziamento delle cd politiche invariate (missioni di pace, pubblico impiego, investimenti), richiederà l'individuazione di coperture di notevole entità. La legislazione vigente in materia fiscale viene per ora confermata nell'attesa di definire le misure alternative di copertura e di riforma fiscale nel corso dei prossimi mesi, in preparazione della Legge di Bilancio 2020.

La previsione di crescita del PIL nello scenario programmatico, pur influenzata dai vincoli di bilancio, è superiore a quella dello scenario tendenziale ad eccezione nell'anno finale, attestandosi allo 0,2 per cento per il 2019 per poi aumentare allo 0,8 per cento nei tre anni successivi (rispetto a uno scenario tendenziale che sconta tassi di crescita reale dello 0,6 per cento nel 2020, 0,7 per cento nel 2021 e 0,9 per cento nel 2022). Guardando alle più recenti previsioni delle istituzioni internazionali si osserva che, pur in un quadro di rallentamento, nel 2020 la nostra economia dovrebbe ridurre il divario di crescita rispetto alla media dei paesi dell'Area Euro e alle grandi economie europee (Francia e Germania).

In generale è opportuno ribadire quanto già affermato in passato, ovvero che le previsioni ufficiali sono e devono essere di natura prudenziale, poiché finalizzate alla costruzione di un quadro attendibile e condiviso di finanza pubblica. Il Governo punta a conseguire risultati ben più significativi in materia di crescita economica all'interno di un approccio attento alla dimensione del benessere equo e sostenibile.

Le riforme sono la via maestra per migliorare il potenziale di crescita dell'economia. Il Programma Nazionale di Riforma di quest'anno, il primo presentato dal nuovo Governo, ripercorre le diverse misure e riforme già intraprese ed espone la strategia per il prossimo triennio.

Il Governo ha dato la priorità all'inclusione sociale, al contrasto alla povertà, all'avvio al lavoro della popolazione inattiva e al miglioramento dell'istruzione e della formazione. Il Decreto Dignità punta a ridurre la precarietà del lavoro, disincentivando l'utilizzo eccessivo dei contratti a termine e promuovendo l'utilizzo di quelli a tempo indeterminato. Il Reddito di Cittadinanza ha la duplice finalità di contrasto alla povertà e di attivazione dei beneficiari in termini di ricerca del lavoro e di sentieri formativi.

La revisione del sistema pensionistico operata con 'Quota 100' intende consentire un accesso più agevole alla pensione, favorendo anche il ricambio generazionale e l'innovazione e la produttività di imprese e Amministrazioni pubbliche.

Il tema del lavoro continuerà ad avere un posto centrale nell'azione di politica economica del Governo dei prossimi anni, con l'obiettivo di garantire agli italiani condizioni d'impiego più dignitose e adeguate retribuzioni. Saranno oggetto di valutazione l'introduzione di un salario minimo orario per i settori non coperti da contrattazione collettiva e la previsione di trattamenti congrui per l'apprendistato nelle libere professioni. Si continuerà inoltre a lavorare per ridurre il cuneo fiscale sul lavoro e gli adempimenti burocratici, anche attraverso la digitalizzazione.

Lo sviluppo dell'economia richiede, accanto all'investimento in infrastrutture fisiche, anche un ampio sforzo nel campo dell'innovazione tecnologica e della ricerca. Il Governo predisporrà delle Strategie Nazionali per l'Intelligenza Artificiale e per la Blockchain. Risorse significative saranno investite nella diffusione della banda larga e nello sviluppo della rete 5G. Si sono inoltre rifinanziati gli strumenti del Piano Impresa 4.0 e per il supporto all'innovazione nelle piccole e medie imprese.

Il Governo rilancerà la politica industriale dell'Italia, con l'obiettivo non solo di rivitalizzare settori da tempo in crisi, ma anche di rendere l'Italia protagonista in industrie che sono al centro della transizione verso un modello di sviluppo sostenibile. Il passaggio a standard ecologici più elevati rappresenta una vera opportunità di crescita per l'Italia, che deve essere perseguita attraverso l'incentivazione alle attività di ricerca, progettazione e produzione di mezzi di trasporto a basso impatto ambientale nel nostro Paese. Il Governo rafforzerà il sostegno alla sperimentazione e adozione delle trasformazioni digitali e delle tecnologie abilitanti che offrano soluzioni per produzioni più sostenibili e circolari. La green finance *può fornire un importante contributo alla crescita di tali attività, e il Governo ne sosterrà lo sviluppo.*

Le semplificazioni amministrative saranno parte di un più generale provvedimento di accelerazione della crescita che il Governo intende varare nei prossimi mesi, che procederà alla ricognizione, tipizzazione e riduzione dei regimi abilitativi, individuando i procedimenti di autorizzazione non indispensabili ed eliminando tutti gli oneri amministrativi superflui.

L'efficienza della giustizia rappresenta un fattore decisivo per la ripresa economica e per rinnovare nei cittadini la fiducia nella legalità. In questo contesto sono stati attuati interventi diretti alla velocizzazione dei procedimenti giurisdizionali civili e penali, come la riforma organica delle procedure di insolvenza, cui si aggiungono le importanti risorse stanziate per risolvere le carenze di organico del personale amministrativo e della magistratura.

Inoltre, l'Italia si caratterizza ormai da anni per il declino delle nascite e la bassa partecipazione femminile al mercato del lavoro. Il Governo intende proseguire sulla strada dell'alleggerimento del carico fiscale e della destinazione di maggiori risorse a favore delle famiglie, con particolare riguardo a quelle numerose e con componenti in condizione di disabilità. Iniziative future verteranno prioritariamente sul riordino dei sussidi per la natalità e la genitorialità, la promozione del welfare *familiare aziendale, il miglioramento del sistema sanitario e delle relative infrastrutture.*

Infine, tra i principali obiettivi programmatici dell'azione di Governo vi è anche il sostegno all'istruzione scolastica e universitaria e alla ricerca attraverso misure atte a finanziarne lo sviluppo, con particolare attenzione al capitale umano e infrastrutturale.

In sintesi, l'obiettivo fondamentale del programma di Governo è il ritorno a una fase di sviluppo economico contraddistinta da un miglioramento dell'inclusione sociale e della qualità della vita, tale da garantire la riduzione della povertà e la garanzia dell'accesso alla formazione e al lavoro, agendo al contempo anche nell'ottica di invertire il trend demografico negativo. Sul versante della competitività, l'economia italiana sarà rafforzata dal miglioramento del contesto produttivo indotto dalla riduzione dei costi per le imprese, sia di tipo fiscale, sia più in generale inerenti il sistema burocratico.

Giovanni Tria

Ministro dell'Economia e delle Finanze

INDICE

INDICE DELLE TAVOLE

INDICE DELLE FIGURE

INDICE DEI BOX

I. QUADRO COMPLESSIVO E OBIETTIVI DI POLITICA DI BILANCIO

I.1 TENDENZE RECENTI E PROSPETTIVE PER L'ECONOMIA ITALIANA

L'economia italiana ha perso slancio durante lo scorso anno, registrando nel complesso una crescita del PIL reale dello 0,9 per cento, in discesa dall'1,7 per cento del 2017. Ai modesti incrementi dei primi due trimestri sono seguite, infatti, lievi contrazioni congiunturali del PIL nel terzo e quarto trimestre.

Nel complesso, gli indicatori economici sin qui disponibili e le stime di *nowcasting* con i modelli interni suggeriscono che la contrazione dell'attività economica si sia arrestata nel primo trimestre del 2019. In gennaio, i dati effettivi di occupazione, produzione industriale, esportazioni di merci e vendite al dettaglio hanno mostrato un notevole rimbalzo. D'altro canto, gli indici di fiducia di imprese e famiglie hanno continuato a flettere in gennaio e febbraio, riprendendo solo lievemente a marzo nei servizi e nelle costruzioni.

Le aspettative delle imprese restano improntate alla cautela, particolarmente nel caso del settore manifatturiero. A fronte di questi andamenti, nel quadro tendenziale, la previsione di crescita media del PIL in termini reali per il 2019 si attesta allo 0,1 per cento (1,0 per cento nello scenario del più recente documento ufficiale[1]). Tale stima risente del trascinamento negativo (-0,1 punti percentuali) dai dati trimestrali del 2018. Le prospettive risentono inoltre dell'attuale configurazione delle variabili esogene della previsione, tra cui una minore crescita attesa del commercio mondiale.

FIGURA I.1: PRODOTTO INTERNO LORDO (tasso di crescita percentuale)



PIL (variazione congiunturale annualizzata)
PIL (variazione tendenziale)
%
4
3
2
1
0
-1
-2
-3
-4
-5
4T11
2T12
4T12
2T13
4T13
2T14
4T14
2T15
4T15
2T16
4T16
2T17
4T17
2T18
4T18

Fonte: ISTAT.

[1] Aggiornamento del Quadro Macroeconomico e di Finanza Pubblica, dicembre 2018.

Per quanto riguarda il PIL nominale, la stima tendenziale prevista per il 2019 si attesta all'1,2 per cento. Alle dinamiche già evidenziate si aggiunge anche una limatura del deflatore del PIL, il cui incremento scende dall'1,1 all'1,0 per cento in presenza di deboli pressioni inflazionistiche.

Va segnalato che la nuova previsione tendenziale per il 2019 si basa sull'aspettativa di una graduale ripresa della crescita trimestrale del PIL, che da poco sopra lo zero nei primi due trimestri dell'anno si porterebbe ad un ritmo annualizzato dell'1,2 per cento nel secondo semestre.

Il rallentamento degli scorsi trimestri è stato principalmente dovuto alla forte flessione della crescita del commercio mondiale e ad una caduta della produzione industriale in Europa, in particolare in Germania. Le esportazioni di beni e servizi dell'Italia, dopo essere cresciute del 5,9 per cento in termini reali nel 2017, sono aumentate di solo l'1,9 per cento nel 2018. La caduta dell'export si è verificata a inizio 2018 e ha portato in corso d'anno ad una revisione al ribasso dei programmi di investimento delle imprese e ad una diminuzione della produzione industriale, che tuttavia è stata lievemente più contenuta di quella registrata in Germania.

A questi fattori esterni si è sommato a partire dal secondo trimestre un marcato rialzo dei rendimenti sui titoli di Stato, che si è accompagnato ad una maggiore cautela da parte di imprese e famiglie. La crescita dei consumi delle famiglie si è sostanzialmente arrestata a partire dal secondo trimestre, mentre gli investimenti fissi lordi si sono complessivamente ridotti nella seconda metà dell'anno, cosicché la loro crescita tendenziale è passata da una media del 5,7 per cento nel primo semestre a solo lo 0,9 per cento nella seconda metà dell'anno.

FIGURA I.2: INDICE PRODUZIONE INDUSTRIALE RELATIVO, ITALIA VS GERMANIA


130
120
110
100
90
mag-10 gen-11 set-11 mag-12 gen-13 set-13 mag-14 gen-15 set-15 mag-16 gen-17 set-17 mag-18 gen-19

Fonte: Elaborazioni MEF su dati Istat e Destatis.

I.2 SCENARIO MACROECONOMICO E FINANZA PUBBLICA TENDENZIALI

Le previsioni sull'andamento del commercio mondiale rilasciate dalle principali organizzazioni internazionali hanno subito anche recentemente una continua revisione al ribasso. Le aspettative di crescita per i principali partner commerciali dell'Italia sono positive, ma denotano un ritmo inferiore al 2018 e un minor traino del settore manifatturiero, anche a causa dell'incertezza sulle politiche commerciali degli USA e della Cina.

Per quanto riguarda i fattori interni, prima di considerare le più recenti iniziative di politica economica assunte dal Governo, discusse all'interno dello scenario programmatico, va rilevato il miglioramento delle condizioni finanziarie. I rendimenti sui titoli di Stato, ancorché elevati in rapporto ai dati di fondo dell'economia italiana, sono sensibilmente diminuiti rispetto ai mesi finali del 2018. Positiva anche l'evoluzione del mercato azionario, che ha recuperato gran parte delle perdite registrate nella seconda metà del 2018.

In questo contesto si deve inoltre tenere conto che le più importanti misure espansive previste dalla Legge di Bilancio 2019 cominceranno ad esercitare effetti di stimolo all'attività economica nei prossimi mesi. Dal mese di aprile è avviata l'erogazione dei benefici previsti dal Reddito di Cittadinanza (RdC). Ciò dovrebbe fornire uno stimolo ai consumi delle famiglie meno abbienti, che hanno una propensione al consumo più elevata della media. Pertanto, l'impatto sulla crescita congiunturale dei consumi delle famiglie è atteso a partire dal secondo trimestre di quest'anno. Considerato il ritardo con cui le altre principali variabili macroeconomiche rispondono all'aumento dei consumi, lo stimolo incrementale alla crescita del PIL persisterà per alcuni trimestri, influenzando anche la crescita media del PIL nel 2020. Nel complesso, il RdC dovrebbe innalzare la crescita del PIL reale di 0,2 punti percentuali sia nel 2019 che nel 2020; le modifiche al sistema previdenziale avrebbero un effetto neutrale quest'anno e aumenterebbero invece la crescita di 0,1 punti percentuali nel 2020[2].

La Legge di Bilancio 2019 prevede inoltre maggiori risorse per gli investimenti pubblici in confronto allo scorso anno, nonché la creazione di unità di coordinamento e progettazione per gli investimenti pubblici. Secondo il quadro tendenziale più aggiornato dei conti della PA, nel 2019 gli investimenti pubblici aumenteranno del 5,2 per cento. Nella previsione tendenziale si è ipotizzato che l'impulso di questo aumento si manifesti a partire dal secondo trimestre dell'anno. Nel complesso, l'aumento previsto nel quadro a legislazione vigente dovrebbe fornire un contributo alla crescita del PIL reale superiore a 0,1 punti percentuali.

Ciò detto, va sottolineato che la previsione di crescita del PIL per il 2019 è soggetta a rischi al ribasso, legati in particolare all'incertezza riguardante il commercio internazionale, alla minaccia del protezionismo, a fattori geopolitici e a cambiamenti di paradigma in industrie chiave quali l'auto e la componentistica.

[2] Cfr. il focus sulle caratteristiche e gli impatti macro dei due provvedimenti nel Capitolo II del presente documento.

TAVOLA I.1: QUADRO MACROECONOMICO TENDENZIALE SINTETICO (1) (variazioni percentuali, salvo ove non diversamente indicato)

	2018	2019	2020	2021	2022
PIL	0,9	0,1	0,6	0,7	0,9
Deflatore PIL	0,8	1,0	1,9	1,7	1,5
Deflatore consumi	1,1	1,0	2,3	1,8	1,5
PIL nominale	1,7	1,2	2,6	2,5	2,4
Occupazione (ULA) (2)	0,8	-0,2	0,2	0,5	0,6
Occupazione (FL) (3)	0,8	-0,3	-0,1	0,5	0,6
Tasso di disoccupazione	10,6	11,0	11,2	10,9	10,6
Tasso di disoccupazione al netto dell'effetto attivazione (4)	10,6	10,5	9,7	9,3	9,0
Bilancia partite correnti (saldo in % PIL)	2,6	2,6	2,5	2,5	2,5

(1) Eventuali imprecisioni derivano dagli arrotondamenti.
(2) Occupazione espressa in termini di unità standard di lavoro (ULA)
(3) Numero di occupati in base all'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL).
(4) Stima del tasso di disoccupazione al netto dell'effetto dell'attivazione di nuove forze lavoro incentivate dal reddito di cittadinanza.

Guardando oltre l'anno in corso, il profilo di crescita del PIL reale viene rivisto al ribasso anche per il biennio 2020-2021, sia pure in misura assai meno accentuata che per l'anno in corso. Il sentiero del PIL nominale scende in misura significativa in confronto alla precedente previsione ufficiale, il che riflette anche un abbassamento delle proiezioni del deflatore.

Se si confrontano le nuove previsioni con quelle del DEF 2018, la diversa configurazione delle variabili esogene pesa per la maggior parte della revisione al ribasso. All'interno delle esogene, le prospettive di crescita del resto del mondo e del commercio internazionale meno favorevoli sono il fattore più rilevante per il peggioramento della previsione, soprattutto per il 2019. Pesano anche in senso negativo, e solo fino al 2020, il tasso di cambio ponderato dell'euro e il prezzo del petrolio. Dal 2019 in poi incide negativamente e in misura crescente sulla revisione al ribasso l'elevato livello dello *spread* sui titoli di Stato.

Il tasso di crescita del PIL reale nel 2022, previsto per la prima volta, è cifrato allo 0,9 per cento. Questa previsione tiene conto del fatto che i principali previsori internazionali scontano una decelerazione della crescita mondiale su un orizzonte a tre-quattro anni e che è prassi consolidata quella di far convergere la previsione del PIL verso il tasso di crescita del prodotto potenziale laddove si guardi ad un orizzonte più lungo[3].

Per quanto riguarda il PIL nominale, la crescita accelererebbe dall'1,2 per cento nel 2019 al 2,6 per cento nel 2020 e quindi rallenterebbe lievemente al 2,5 per cento nel 2021 e al 2,4 per cento nel 2022.

[3] Le principali organizzazioni internazionali stimano un tasso di crescita potenziale del PIL reale italiano compreso fra lo 0,5 (Commissione Europea, previsione per il 2020 nell'Ageing Report 2018) e lo 0,8 per cento (Fondo Monetario Internazionale, Italy 2017 Article IV Consultation). Le questioni relative alla stima del prodotto potenziale secondo la metodologia comunitaria sono discusse nel paragrafo III.2 di questo documento.

La lettura della previsione tendenziale deve tenere conto del fatto che la legislazione vigente, come modificata dalla Legge di Bilancio 2019, prevede un aumento delle aliquote IVA a gennaio 2020 e a gennaio 2021, nonché un lieve rialzo delle accise sui carburanti a gennaio 2020. Secondo stime ottenute con il modello econometrico del Tesoro (ITEM), l'aumento delle imposte indirette provocherebbe una minore crescita del PIL in termini reali e un rialzo dell'inflazione - sia in termini di deflatore del PIL, sia di prezzi al consumo - rispetto ad uno scenario di invarianza fiscale. Questi impatti sarebbero concentrati negli anni 2020 e 2021, ma persisterebbero in minor misura anche nel 2022 tramite la struttura di ritardi di ITEM.

La previsione macroeconomica tendenziale è stata validata dall'Ufficio Parlamentare di Bilancio in data 25 marzo 2019.

Venendo alla previsione tendenziale di finanza pubblica, le proiezioni di indebitamento netto per il 2019-2022 sono state riviste alla luce del nuovo quadro macro e dei nuovi dati di consuntivo pubblicati dall'Istat[4]. Nel 2018 il saldo delle Amministrazioni pubbliche ha registrato un deficit del 2,1 per cento del PIL, in discesa dal 2,4 per cento del 2017. Il saldo primario (ovvero escludendo i pagamenti per interessi) si è attestato all'1,6 per cento del PIL, in miglioramento dall'1,4 per cento del 2017. Malgrado la stima del deficit nominale del 2018 sia superiore a quanto indicato nella previsione ufficiale di dicembre (che era pari a -1,9 per cento del PIL), la variazione del saldo strutturale (ovvero corretto per fattori ciclici e misure temporanee) nel 2018 risulta pari a zero, dopo aver registrato un peggioramento di 0,4 punti percentuali nel 2017.

Il rapporto debito/PIL nel 2018 è salito al 132,2 per cento, dal 131,4 del 2017. Tale dinamica è dovuta alla bassa crescita del PIL nominale e, per oltre 0,3 punti, all'aumento delle disponibilità liquide del Tesoro a fine anno.

Per quanto riguarda il 2019, l'indebitamento netto tendenziale è attualmente previsto al 2,4 per cento del PIL (2,0 per cento del PIL nell'aggiornamento del quadro presentato a dicembre). La revisione al rialzo riflette per 0,4 punti percentuali la minore crescita nominale prevista e per 0,1 punti una diversa valutazione di rimborsi e compensazioni d'imposta, mentre il blocco di due miliardi di spesa pubblica introdotto dalla Legge di Bilancio riduce l'indebitamento netto di circa 0,1 punti. Si ricorda che la norma prevede che la spesa in questione possa essere autorizzata a metà anno solo all'esito del controllo di coerenza dell'andamento dei conti pubblici con l'obiettivo programmatico del 2,0 per cento del PIL.

Il rapporto debito/PIL nel 2019 è stimato al 132,8 per cento del PIL, includendo proventi da privatizzazioni pari all'1 per cento del PIL. Ciò per l'effetto combinato di un differenziale sfavorevole fra costo medio implicito di finanziamento del debito e crescita nominale e una discesa del surplus primario all'1,2 per cento del PIL, dall'1,6 per cento dell'anno scorso.

[4] Istat, PIL e indebitamento delle AP: aggiornamento, 9 aprile 2019.

Nel corso del triennio 2020-2022, lo scenario di finanza pubblica a legislazione vigente si caratterizza per una discesa del deficit della PA al 2,0 per cento del PIL nel 2020 e all'1,8 per cento nel 2021, per poi chiudere all'1,9 per cento nel 2022. In corrispondenza di questi saldi nominali, il deficit strutturale si amplierebbe di 0,1 punti percentuali nel 2019, ma il rispetto dell'obiettivo in termini di saldo strutturale sarebbe comunque garantito considerando la clausola di flessibilità per eventi eccezionali concordata a fine anno con la Commissione Europea[5]. Esso migliorerebbe quindi di 0,4 punti nel 2020 e 0,2 punti nel 2021, per poi peggiorare di 0,1 punti nel 2022. Il principale motivo per cui i saldi in termini sia nominale che strutturale peggiorerebbero nel 2022 è che la pressione fiscale a legislazione vigente si ridurrebbe di 0,2 punti percentuali mentre la spesa per interessi salirebbe in rapporto al PIL al 3,9 per cento nel 2022 dal 3,7 per cento del 2021 a causa del rialzo previsto dei rendimenti sui titoli di Stato in emissione[6].

Il rapporto debito/PIL nello scenario tendenziale si ridurrebbe dal 132,8 per cento del 2019 al 131,7 per cento nel 2020, per poi attestarsi al 129,6 per cento nel 2022. La regola del debito non sarebbe soddisfatta né in chiave prospettica, né a posteriori, il che evidenzia la difficoltà di conseguire riduzioni consistenti del rapporto debito/PIL in presenza di bassa crescita nominale, rendimenti reali relativamente elevati e un surplus primario che resterebbe lievemente al disotto del 2 per cento del PIL anche nell'anno finale della proiezione.

Ciò detto, le proiezioni del rapporto debito/PIL debbono comunque essere contestualizzate, giacché l'attuazione del quadro di finanza pubblica qui tracciato porterebbe probabilmente ad una discesa dei rendimenti sui titoli di Stato, che migliorerebbe sia le stime di deficit, sia quelle relative al rapporto debito/PIL.

I.3 SCENARIO PROGRAMMATICO DI FINANZA PUBBLICA E PREVISIONI MACROECONOMICHE UFFICIALI

A fronte delle tendenze sin qui esposte, lo scenario programmatico rivede al rialzo alcune entrate in conto capitale e, al contempo, il rifinanziamento delle cosiddette politiche invariate.

Inoltre, contestualmente alla pubblicazione del presente Programma di Stabilità, il Governo ha approvato due decreti legge contenenti, rispettivamente, misure di stimolo agli investimenti privati e delle amministrazioni territoriali (D.L. 'Crescita') e misure volte a snellire le procedure di approvazione delle opere pubbliche e di progetti di costruzione privati (D.L. 'Sblocca Cantieri'). Le nuove misure sono illustrate in dettaglio nel Programma Nazionale di Riforma. L'impatto complessivo dei due provvedimenti sull'economia viene prudenzialmente stimato in 0,1 punti percentuali di crescita aggiuntiva del PIL reale nel 2019. La crescita

[5] L'accordo con la Commissione Europea considera spese di natura eccezionale per 0,18 punti percentuali di PIL, relative ad interventi di contrasto al dissesto idrogeologico e alla messa in sicurezza di viadotti, ponti e gallerie. La clausola di flessibilità deve in realtà essere applicata all'aggiustamento strutturale richiesto dal Patto di Stabilità e Crescita, che per il 2019 è di 0,6 punti percentuali di PIL secondo la Raccomandazione del Consiglio, ma si riduce a 0,25 punti in presenza delle condizioni cicliche illustrate nel presente documento. Cfr. paragrafo III.2 seguente.

[6] Com'è prassi consolidata, la spesa per interessi viene proiettata in base alle previsioni degli avanzi primari e dei titoli di Stato in scadenza unitamente a livelli di rendimento sui titoli in emissione calcolati come tassi a termine in base alla curva dei rendimenti osservata nel periodo precedente la chiusura della previsione.

del PIL nello scenario programmatico risulta pertanto pari allo 0,2 per cento in termini reali e all'1,2 per cento in termini nominali. In confronto alla previsione tendenziale, è soprattutto la componente degli investimenti fissi lordi a spiegare la maggiore crescita del PIL.

L'indebitamento netto programmatico della PA per il 2019 è confermato pari al 2,4 per cento del PIL. Il saldo strutturale peggiorerebbe di 0,1 punti percentuali, ma ciò non costituirebbe una deviazione significativa alla luce delle condizioni cicliche dell'economia e della già menzionata clausola per eventi eccezionali.

Per quanto riguarda il successivo triennio, lo scenario programmatico punta ad un indebitamento netto della PA pari al 2,1 per cento nel 2020 e quindi all'1,8 per cento nel 2021 e all'1,5 per cento nel 2022. Il saldo strutturale migliorerebbe di 0,2 punti percentuali di PIL nel 2020 e di 0,3 all'anno nel 2021 e nel 2022, scendendo dal -1,5 per cento del PIL nel 2019 al -0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale.

Lo scenario programmatico sconta maggiori investimenti pubblici in confronto al tendenziale, in misura crescente nel corso del triennio (le proiezioni a legislazione vigente già scontano un notevole aumento degli investimenti pubblici nel 2020). Gli investimenti pubblici salirebbero dal 2,1 per cento del PIL registrato nel 2018 fino al 2,6 per cento del PIL nel 2021 e 2022.

La legislazione vigente in materia fiscale viene confermata nell'attesa di definire misure alternative nel corso dei prossimi mesi, in preparazione della Legge di Bilancio 2020. Si prevedono, inoltre, aumenti aggiuntivi delle entrate nel 2021 e nel 2022, che deriverebbero principalmente da misure volte a rafforzare il contrasto all'evasione fiscale.

In aggiunta alle misure dal lato delle entrate, sarà anche attuato un programma di revisione organica della spesa pubblica, con effetti crescenti nel tempo.

TAVOLA I.2: QUADRO MACROECONOMICO PROGRAMMATICO SINTETICO (1) (variazioni percentuali, salvo ove non diversamente indicato)

	2018	2019	2020	2021	2022
PIL	0,9	0,2	0,8	0,8	0,8
Deflatore PIL	0,8	1,0	2,0	1,8	1,6
Deflatore consumi	1,1	1,0	2,3	1,9	1,6
PIL nominale	1,7	1,2	2,8	2,6	2,3
Occupazione ULA (2)	0,8	-0,1	0,3	0,6	0,5
Occupazione FL (3)	0,8	-0,2	0,1	0,6	0,6
Tasso di disoccupazione	10,6	11,0	11,1	10,7	10,4
Tasso di disoccupazione al netto dell'effetto attivazione (4)	10,6	10,5	9,6	9,0	8.8
Bilancia partite correnti (saldo in % PIL)	2,6	2,5	2,4	2,4	2,4

(1) Eventuali imprecisioni derivano da arrotondamenti.

(2) Occupazione espressa in termini di unità standard di lavoro (ULA).

(3) Numero di occupati in base all'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL).

(4) Stima del tasso di disoccupazione al netto dell'effetto dell'attivazione di nuove forze lavoro incentivate dal reddito di cittadinanza.

Lo snellimento delle procedure per appalti pubblici e costruzioni private e il più elevato livello degli investimenti pubblici del quadro programmatico, pur in presenza di misure di copertura finanziaria, assicurano un differenziale positivo di crescita del PIL in confronto allo scenario tendenziale pari a 0,2 punti percentuali nel 2020 e 0,1 punti nel 2021. Solo nell'ultimo anno della previsione, il 2022, la crescita del PIL risulterebbe inferiore a quella tendenziale per 0,1 punti percentuali, in ragione di un obiettivo di deficit più sfidante.

Per quanto riguarda l'osservanza delle regole di bilancio nazionali e del Patto di Stabilità e Crescita (PSC), si segnala la deviazione registrata nel 2018, anno in cui, come si è sopra illustrato, il saldo strutturale è rimasto invariato, a fronte di un miglioramento di 0,3 punti percentuali che il precedente Governo aveva negoziato con la Commissione Europea[7]. Quanto al 2019, considerato che le previsioni del Governo stimano una crescita inferiore a quella potenziale e un output gap negativo per più di 1,5 punti percentuali (-1,7 per la precisione), il miglioramento del saldo strutturale richiesto dal PSC sarebbe pari a 0,25 punti percentuali. Sottraendo da tale valore la clausola di 0,18 punti riconosciuta per eventi eccezionali, si ottiene un miglioramento richiesto di 0,07 punti. Rispetto a questo *benchmark*, la previsione di variazione del saldo strutturale del 2019 non è in deviazione significativa.

Infine, come descritto in dettaglio nel paragrafo III.2 di questo documento, gli obiettivi programmatici qui tracciati sono in linea con il dettato del PSC pur puntando in media a miglioramenti del saldo strutturale più contenuti in confronto ad un'interpretazione letterale delle regole.

Il rapporto debito/PIL nello scenario programmatico è previsto salire dal 132,2 per cento del 2018 al 132,6 per cento a fine 2019. Una graduale discesa è invece prevista per il prossimo triennio, al 131,3 per cento nel 2020, 130,2 per cento nel 2021 e infine al 128,9 per cento nel 2022.

La sostanziale *compliance* del programma di finanza pubblica qui tracciato con il braccio preventivo del PSC costituirà un fattore rilevante per la valutazione dell'osservanza della regola del debito da parte dell'Italia, che la Commissione Europea dovrà effettuare sulla base del consuntivo 2018.

[7] Il braccio preventivo del PSC avrebbe richiesto che, date le condizioni cicliche in cui l'Italia si trovava nel 2018, il saldo strutturale migliorasse di 0,6 punti percentuali. Nel 2017 la Commissione Europea decise tuttavia di applicare un margine di discrezionalità nel formulare la propria raccomandazione per la Raccomandazione del Consiglio relativa al 2018. Da ciò derivò l'indicazione di un miglioramento dello 0,3 per cento per il 2018.

TAVOLA I.3: INDICATORI DI FINANZA PUBBLICA (in percentuale del PIL) (1)

	2017	2018	2019	2020	2021	2022
QUADRO PROGRAMMATICO						
Indebitamento netto	-2,4	-2,1	-2,4	-2,1	-1,8	-1,5
Saldo primario	1,4	1,6	1,2	1,5	1,9	2,3
Interessi	3,8	3,7	3,6	3,6	3,7	3,8
Indebitamento netto strutturale (2)	-1,4	-1,4	-1,5	-1,4	-1,1	-0,8
Variazione del saldo strutturale	-0,4	0,0	-0,1	0,2	0,3	0,3
Debito pubblico (lordo sostegni) (3)	131,4	132,2	132,6	131,3	130,2	128,9
Debito pubblico (netto sostegni) (3)	128,0	128,8	129,4	128,1	127,2	125,9
Proventi da privatizzazioni	0,0	0,0	1,0	0,3	0,0	0,0
QUADRO TENDENZIALE						
Indebitamento netto	-2,4	-2,1	-2,4	-2,0	-1,8	-1,9
Saldo primario	1,4	1,6	1,2	1,6	1,9	2,0
Interessi	3,8	3,7	3,6	3,6	3,7	3,9
Indebitamento netto strutturale (2)	-1,4	-1,5	-1,6	-1,2	-1,0	-1,2
Variazione del saldo strutturale	-0,4	0,0	-0,1	0,4	0,2	-0,2
Debito pubblico (lordo sostegni) (3)	131,4	132,2	132,8	131,7	130,6	129,6
Debito pubblico (netto sostegni) (3)	128,0	128,8	129,5	128,5	127,6	126,6
MEMO: Aggiornamento del Quadro di Finanza Pubblica (dicembre 2018)						
Indebitamento netto tendenziale		-1,9	-2,0	-1,8	-1,5	
Indebitamento netto strutturale (2)		-1,1	-1,3	-1,2	-1,0	
Debito pubblico (4)		131,7	130,7	129,2	128,2	
MEMO: Nota Aggiornamento del DEF 2018 (settembre 2018)						
Indebitamento netto	-2,4	-1,8	-2,4	-2,1	-1,8	
Saldo primario	1,4	1,8	1,3	1,7	2,1	
Interessi	3,8	3,6	3,7	3,8	3,9	
Indebitamento netto strutturale (2)	-1,1	-0,9	-1,7	-1,7	-1,7	
Variazione del saldo strutturale	-0,2	0,2	-0,8	0,0	0,0	
Debito pubblico (5)	131,2	130,9	130,0	128,1	126,7	
PIL nominale tendenziale (val. assoluti x 1.000)	*1727,4*	*1757,0*	*1777,9*	*1823,3*	*1868,9*	*1914,5*
PIL nominale programmatico (val. assoluti x 1.000)	*1727,4*	*1757,0*	*1778,6*	*1828,4*	*1875,5*	*1918,9*

(1) Eventuali imprecisioni derivano da arrotondamenti.

(2) Al netto delle una tantum e della componente ciclica.

(3) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2018 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico Finanza pubblica, fabbisogno e debito del 15 marzo 2019). Le stime considerano proventi da privatizzazioni e altri proventi finanziari pari allo 1,0 per cento del PIL nel 2019, 0,3 per cento del PIL nel 2020 e 0 nei successivi anni. Inoltre si ipotizza una riduzione delle giacenze di liquidità del MEF dello 0,1 per cento del PIL per ciascun anno dal 2019 al 2021. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente documento.

(4) Al lordo delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. Le stime considerano proventi da privatizzazioni e ulteriori risparmi destinati al Fondo ammortamento pari all'1,0 per cento del PIL nel 2019 e allo 0,3 per cento del PIL nel 2020.

(5) Al lordo delle quote di pertinenza dell'Italia dei prestiti a Stati membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. Le stime considerano proventi da privatizzazioni e ulteriori risparmi destinati al Fondo ammortamento pari allo 0,3 per cento del PIL nel 2019 e nel 2020.

A completamento della manovra di bilancio, il Governo conferma i disegni di legge già indicati nel precedente documento programmatico e indica, altresì, quali disegni di legge collegati alla manovra di finanza pubblica per il 2020 i seguenti:

- Disegno di Legge di delega al Governo per l'adozione di disposizioni per il contrasto della violenza in occasione di manifestazioni sportive (Atto Camera 1603-TER);
- Disegno di Legge recante deleghe al Governo per il miglioramento della PA (Atto Senato 1122).

II. QUADRO MACROECONOMICO

II.1 L'ECONOMIA INTERNAZIONALE

L'andamento dell'economia mondiale nel 2018 è stato caratterizzato da un rallentamento della crescita dovuto principalmente ad un minor dinamismo del commercio internazionale, che aveva invece giocato un ruolo fortemente propulsivo nell'anno precedente.

Il rallentamento è stato innescato principalmente dall'acuirsi delle tensioni commerciali tra gli Stati Uniti e la Cina che, unitamente all'emergere di tensioni geopolitiche in altri rilevanti paesi e all'accresciuta instabilità socio-economica all'interno di alcuni paesi emergenti, hanno fortemente condizionato il clima di fiducia degli operatori economici e nei mercati finanziari portando all'adozione di strategie attendiste rispetto ai programmi di investimento in un contesto di crescente incertezza. Nella seconda metà dello scorso anno tali sviluppi hanno cominciato a dispiegare i loro effetti sulla domanda interna dei principali Paesi attraverso un sensibile calo degli investimenti e una moderazione dei consumi. Conseguentemente, l'attività manifatturiera, soprattutto quella rivolta alla produzione di beni di investimento, ha subito una battuta d'arresto, facendo risultare particolarmente esposte quelle economie che, come nel caso della Germania, sono tuttora altamente specializzate nel settore industriale.

FIGURA II.1: PMI GLOBALE COMPOSITO E COMMERCIO MONDIALE (indice; var. % a/a scala dx)


60
55
50
45
40
35
30
25
20
15
10
5
0
-5
-10
-15
-20
-25
PMI Globale composito
Commercio mondiale (scala dx)
gen-07
gen-09
gen-11
gen-13
gen-15
gen-17
gen-19

Fonte: CPB e Markit.

Le prospettive per l'industria rimangono deboli anche per l'anno in corso: l'indice PMI composito globale, esclusa l'area dell'euro, ha continuato a registrare una contrazione della produzione dell'attività manifatturiera, specie in quei paesi il cui ciclo economico appare ormai maturo. Appare più resiliente il settore dei servizi che ha comunque registrato una moderazione rispetto allo scorso anno e si attesta negli ultimi mesi poco al di sopra della soglia di espansione.

Secondo le ultime stime ufficiali del Fondo Monetario Internazionale, la crescita mondiale nel 2018 si sarebbe fermata al 3,6 per cento, dal 3,8 per cento registrato nell'anno precedente, con effetti negativi sull'anno in corso per effetto dell'accentuarsi del rallentamento nella seconda parte del 2018. Di conseguenza, le proiezioni aggiornate per il 2019, frutto del susseguirsi di revisioni al ribasso, prefigurano un'espansione più contenuta, al 3,3 per cento, legata principalmente all'indebolimento del ciclo nei Paesi avanzati (all'1,8 per cento, dal 2,2 per cento nel 2018).

Negli ultimi due anni l'economia statunitense ha beneficiato degli effetti di un forte stimolo fiscale avviatosi, peraltro, in una fase avanzata del ciclo espansivo. Tuttavia, in chiusura dello scorso anno si sono manifestati i primi segnali di affievolimento, prefigurando il rischio che il 2019 sia per gli Stati Uniti un anno di raffreddamento economico con un pesante debito pubblico in eredità. Nel 2018 l'economia statunitense ha continuato ad espandersi al ritmo sostenuto del 2,9 per cento, un tasso molto prossimo all'obiettivo governativo del 3 per cento, grazie al robusto contributo degli investimenti e all'incremento dei consumi, che hanno beneficiato di un mercato del lavoro in ottime condizioni con un tasso di disoccupazione stabile ai minimi storici intorno al 4 per cento. Anche le pressioni inflazionistiche sono rimaste sostanzialmente contenute grazie alla moderazione dei prezzi dei prodotti energetici che hanno portato l'inflazione al consumo ad attestarsi intorno all'1,7 per cento in chiusura d'anno. Tuttavia, il ritmo di crescita nella seconda metà del 2018 ha rallentato, offrendo minore slancio alle prospettive per l'anno in corso: nel 4T del 2018, il PIL è cresciuto su base annuale del 2,2 per cento, lievemente al di sotto delle attese e in decelerazione rispetto al risultato dei trimestri precedenti (rispettivamente 3,4 per cento nel 3T e 4,2 per cento nel 2T).

In quest'ottica la previsione del FMI indica una moderazione della crescita statunitense per l'anno in corso al 2,3 per cento, con un ulteriore rallentamento all'1,9 per cento nel 2020. Tali aspettative sono giustificate principalmente dall'affievolirsi dello stimolo indotto dalla politica fiscale degli ultimi due anni: il *Congressional Budget Office* (CBO) statunitense prevede un rallentamento del tasso di crescita dell'economia americana di 0,8pp per quest'anno e di ulteriori 0,6pp nell'anno successivo, indicando quali fattori di debolezza sia la diminuzione degli investimenti del settore privato, sia l'ampia riduzione della spesa federale, a partire dall'ultimo trimestre dell'anno in corso, prevista a legislazione vigente. Inoltre, secondo le valutazioni dello stesso CBO, già dallo scorso anno l'economia americana sta crescendo al di sopra del suo livello potenziale, generando pressioni al rialzo su salari, prezzi e tassi di interesse.

D'altra parte, il potenziale di crescita dell'economia americana potrebbe beneficiare del rimpatrio dei capitali delle multinazionali statunitensi incentivato dalla riforma fiscale: nel corso del 2018 si è registrato un calo di oltre 360 miliardi di dollari degli utili reinvestiti dalle multinazionali americane rispetto all'anno

precedente, che ha rappresentato la causa principale dell'ampia contrazione dei flussi di FDI verso le economie avanzate nel medesimo periodo (-40 per cento)[1]. Il guadagno effettivo in termini di ampliamento del potenziale di crescita dipenderà in ogni caso da come le multinazionali stesse decideranno di impiegare su territorio nazionale i capitali rimpatriati.

Le preoccupazioni innescate sui mercati finanziari da aspettative rialziste sui tassi di interesse in relazione alla sostenibilità dell'elevato debito pubblico federale sono state calmierate dalla decisione della FED di riconsiderare il sentiero di normalizzazione della politica monetaria: discostandosi dai due rialzi dei tassi di policy inizialmente previsti per l'anno in corso, il consenso all'interno del FOMC (il comitato che decide la politica monetaria) si è spostato verso il mantenimento dell'attuale livello del *Fed funds rate* al 2,25-2,5 per cento, annunciando che la normalizzazione del proprio bilancio terminerà il prossimo settembre, quando raggiungerà un valore di poco superiore ai 3.500 miliardi di dollari.

Sempre sul fronte delle economie avanzate, anche in Europa stanno emergendo, in misura anche più marcata, segnali di rallentamento del ciclo economico, con la crescita del PIL che si è fermata all'1,8 per cento nel 2018 rispetto al 2,3 per cento del 2017. Già a partire dai primi mesi dello scorso anno si è assistito ad un progressivo deterioramento della performance delle principali economie dell'area, innescato inizialmente dal venir meno della spinta propulsiva del commercio estero e trasferitosi nel corso dei mesi sulla domanda interna, soprattutto di investimenti privati. Poiché la moderazione ha riguardato principalmente il settore manifatturiero, a fronte di una dinamica più resiliente dei servizi, ne sono risultati maggiormente interessati paesi, quali la Germania e l'Italia, le cui economie sono a trazione industriale. Il clima di fiducia degli operatori economici europei e le relative scelte di investimento sono stati poi fortemente condizionati dall'incertezza che ha accompagnato gli sviluppi dell'uscita del Regno Unito dall'UE, ancora in corso di definizione.

Sul piano della politica monetaria, a fine 2018 si è conclusa la fase di espansione del bilancio della Banca Centrale Europea (BCE) mediante il programma di *Quantitative Easing* (QE), sebbene l'Istituto abbia confermato l'impegno a reinvestire il capitale rimborsato sui titoli in scadenza per un prolungato periodo di tempo, ovvero anche successivamente alla data del primo aumento dei tassi di policy. In presenza di segnali di indebolimento ciclico e di un tasso di inflazione persistentemente al di sotto dell'obiettivo del due per cento, soprattutto nella componente 'sottostante' (ovvero al netto degli alimentari freschi e dell'energia), la BCE ha risposto variando la *forward guidance* (ovvero le indicazioni che fornisce ai mercati circa la tempistica di un eventuale rialzo dei tassi) e annunciando nuove operazioni di rifinanziamento a lungo termine. Secondo le ultime dichiarazioni del Consiglio direttivo, un eventuale rialzo dei tassi di policy non avverrà prima della fine di quest'anno e comunque fintanto che si riterrà necessario garantire un ampio grado di accomodamento monetario. Inoltre, un supporto alla crescita sarà garantito anche attraverso nuove operazioni

1 UNCTAD "Investment Trade Monitor", gennaio 2019.

mirate di rifinanziamento a più lungo termine (TLTRO III), a partire da settembre 2019 e ogni tre mesi fino a marzo 2021, con scadenza a due anni, finalizzate a preservare condizioni favorevoli per il credito bancario.

Le ultime indagini sul clima di fiducia degli operatori indicano che nel breve termine l'area dell'euro rimarrà in una condizione di crescita lenta. Nei primi tre mesi del 2019 le indagini PMI segnalano, infatti, una contrazione del manifatturiero nei principali Paesi dell'area, che sembra destinata a protrarsi anche nel trimestre successivo e che non trova più compensazione adeguata nella tenuta del terziario: l'indicazione che desta maggiore preoccupazione risiede nell'impatto che la contrazione degli ordini inizia ad avere sui piani di investimento e sulle decisioni occupazionali delle imprese.

D'altra parte, tenuto conto che sulla performance degli ultimi mesi hanno inciso in misura rilevante fattori specifici e potenzialmente temporanei, quali lo shock sul comparto automobilistico indotto dalla revisione delle norme antiinquinamento e le tensioni sociali in Francia, in assenza di nuovi fattori esogeni, le economie europee potrebbero mostrare nei prossimi mesi una maggiore resilienza. È questo il caso dell'economia tedesca, di recente fortemente penalizzata dalla dinamica del settore auto, ma ancorata alla robusta tenuta dei suoi fondamentali: dopo mesi in peggioramento, a marzo l'indagine IFO, rilevazione diretta presso le imprese, pur confermando la debolezza del manifatturiero, lascia intravedere spazi di recupero per i prossimi mesi, con aspettative degli operatori di nuovo in miglioramento. Nel complesso le attese sono quindi orientate su scenari di crescita ancora modesta nell'anno in corso, con una graduale stabilizzazione del ciclo negli anni successivi. In prospettiva, le stime di crescita tracciate dal FMI indicano una moderazione della crescita dell'area dell'euro nell'anno in corso (all'1,3 per cento) e una leggera ripresa per il 2020 (1,5 per cento).

Si protraggono, invece, anche nel 2019 le pressioni sulla crescita globale esercitate dal rallentamento delle principali economie asiatiche. In particolare la Cina cattura l'attenzione degli osservatori, le cui aspettative già da tempo sono orientate verso un graduale raffreddamento del secondo motore economico mondiale. Nel corso del 2018, la dinamica del PIL cinese ha manifestato una graduale moderazione, più accentuata nella seconda parte dell'anno, che ha condotto ad una crescita media annua del 6,6 per cento dal 6,8 per cento del 2017 (risultato rivisto al ribasso dall'Istituto nazionale di statistica dall'iniziale 6,9 per cento). Si tratta del tasso di crescita medio annuo più basso dal 1990, sebbene lievemente superiore al target fissato ad inizio anno dal Governo (6,5 per cento). Su tale risultato ha indubbiamente inciso l'inasprirsi delle relazioni commerciali con gli Stati Uniti che, sia pure in misura più contenuta di quanto inizialmente annunciato, si è tradotto l'anno scorso in un progressivo inasprimento dei dazi sui beni di importazione.

Inoltre, la domanda interna e, in particolare, gli investimenti, hanno risentito della politica fiscale restrittiva per la riduzione dell'indebitamento, del controllo più rigoroso sull'iter di approvazione dei progetti di investimento pubblico a livello locale e della stretta sulle c.d. "*shadow banks*", entità di intermediazione esterne al circuito finanziario ufficiale, molto esposte in termini di rischi di credito. L'insieme di queste misure ha depresso la domanda interna portando la Banca centrale ad intervenire ad inizio 2019 per riequilibrare il mercato e favorire

l'erogazione di credito al settore privato attraverso un duplice canale. Da un lato, è stata disposta una forte iniezione di liquidità nel sistema bancario per la cifra record di 560 miliardi di yuan (83 miliardi di dollari); dall'altro, con il quinto intervento consecutivo in dodici mesi, è stata apportata una riduzione di 100 punti base dei coefficienti di riserva obbligatoria delle banche che dovrebbe aver liberato oltre cento miliardi di dollari per nuovi prestiti.

Anche la politica fiscale garantirà sostegno all'attività economica cinese: secondo quanto annunciato dal Premier Li Keqiang in apertura del Congresso nazionale del popolo, il taglio delle tasse e il sostegno all'occupazione, sotto pressione per la trasformazione dei processi produttivi, saranno due dei pilastri portanti delle strategie di politica economica per il prossimo futuro: l'obiettivo è la riduzione dell'imposizione fiscale a carico delle imprese affiancato al taglio dell'imposta sul valore aggiunto. Un ulteriore contributo arriverà dalle amministrazioni locali che potranno emettere nuovo debito per finanziare le infrastrutture. Nel complesso, le proiezioni dei principali previsori internazionali rimangono positive, prefigurando una graduale moderazione della crescita verso livelli sostenibili di medio-lungo periodo cui la Cina dovrebbe convergere anche grazie al graduale allineamento dei salari.

Anche il Giappone, la cui economia aveva ripreso slancio nel 2017 chiudendo in accelerazione di 0,8pp rispetto all'anno precedente, ha registrato un rallentamento della crescita del PIL che si stima si sia fermata allo 0,8 per cento nel 2018, accusando l'impatto dei pesanti disastri naturali che hanno colpito il Paese compromettendo l'attività economica nella seconda parte dell'anno. L'economia nipponica è peraltro tra quelle che maggiormente stanno risentendo delle tensioni commerciali internazionali: già dall'autunno dello scorso anno la flessione della domanda estera da parte della Cina sta danneggiando sensibilmente la dinamica dell'export nipponico con ripercussioni significative sull'attività industriale.

Secondo le più recenti indagini sul clima di fiducia delle imprese giapponesi, emerge una crescente preoccupazione degli operatori circa la riduzione degli ordini dalla Cina che sta portando ad un rallentamento complessivo degli investimenti produttivi, molti dei quali posposti o ridimensionati, soprattutto nel campo della robotica e dei macchinari industriali. In prospettiva, aumentano i timori che il rallentamento possa interessare anche i prossimi mesi, quando anche la politica fiscale potrebbe incidere negativamente sul ciclo economico essendo in programma un aumento delle imposte sui consumi che potrebbe portare ad una moderazione anche della domanda interna.

In questo contesto, sia il Governo che la Banca centrale hanno rivisto in peggioramento le proprie aspettative di crescita per l'anno in corso, pur senza esplicitare l'ipotesi di un rischio recessione. Sul fronte della politica monetaria questo si è tradotto nella conferma di una policy ancora accomodante, a tassi invariati e con l'impegno di ulteriori interventi qualora la dinamica economica dovesse richiederlo. Sul fronte della politica fiscale, già con il progetto di bilancio per l'anno in corso, il Governo si è impegnato ad adottare politiche espansive, rinviando al 2025 l'obiettivo di avanzo primario: per gli anni 2019-2020, infatti, l'impatto sul deficit - e conseguentemente anche quello macroeconomico - della stretta derivante dall'aumento dell'imposta sui consumi in programma ad ottobre sarà sostanzialmente neutralizzato dalla decisione di utilizzare metà delle

maggiori entrate per nuovi programmi di spesa. Le aspettative per l'anno in corso restano quindi nel complesso favorevoli, indicando una nuova accelerazione del tasso di crescita intorno all'1 per cento, grazie al contributo della domanda interna che dovrebbe beneficiare sia di nuove agevolazioni fiscali, sia dell'incremento dei salari, già avviato nella seconda metà del 2018 per effetto dei più ristretti margini di capacità produttiva.

A livello globale, quindi, le strategie di politica fiscale si differenzieranno in base alle condizioni congiunturali specifiche dei singoli Paesi, ma in nessun caso si prospettano interventi restrittivi di portata tale da pregiudicare l'espansione economica. Anche negli Stati Uniti, dove la riforma tributaria introdotta lo scorso anno ha di fatto più che esaurito lo spazio fiscale disponibile, si prevede[2] una politica di bilancio che potrà risultare moderatamente restrittiva solo nell'ultima parte dell'anno per effetto di una riduzione dei finanziamenti federali prevista a legislazione vigente. Verosimilmente, il Governo in carica punterà a conservare per l'inizio del prossimo anno i margini di manovra fiscale ancora disponibili in modo da poterli utilizzare con un timing utile a fornire un volano per la campagna elettorale delle prossime presidenziali 2020.

D'altro canto, anche la politica monetaria dovrebbe risultare nel complesso accomodante, tenuto conto della rimodulazione della strategia della FED e della conferma dell'attuale *stance* da parte di tutte le altre principali Banche centrali. Ciò alleggerisce anche le pressioni sui Paesi emergenti le cui economie, nel corso del 2018, hanno fortemente risentito dell'apprezzamento del dollaro innescato dai rialzi dei tassi di policy stabiliti dalla FED. L'atteggiamento accomodante delle Banche centrali sembra aver anche esercitato un effetto di forte stabilizzazione dei mercati, la cui volatilità resta tutto sommato contenuta nonostante i segnali negativi offerti dagli indicatori macroeconomici.

FIGURA II.2: RENDIMENTI DEI TITOLI DI STATO A 10 ANNI


4,0
3,5
3,0
2,5
2,0
1,5
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0,5
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-0,5
Italia
Stati Uniti
Germania
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lug-16
gen-17
lug-17
gen-18
lug-18
gen-19

Fonte: Bloomberg.

[2] CBO, "The Budget and Economic Outlook: 2019 to 2029", gennaio 2019.

La politica monetaria accomodante è resa possibile anche da tassi di inflazione che in apertura d'anno risultano bassi in pressoché tutte le economie avanzate per effetto di una sensibile riduzione del costo dei beni energetici, materializzatasi già negli ultimi mesi dello scorso anno, nonché come riflesso del rallentamento economico complessivo. In quasi tutti i Paesi, infatti, l'inflazione al consumo si attesta su livelli ben lontani dai target delle principali Banche centrali. Fanno eccezione soltanto gli Stati Uniti ed il Regno Unito, dove la crescita dei prezzi al consumo si sta attestando in media su livelli superiori al 2 per cento. D'altra parte, in tutte le economie avanzate la crescita dei salari si mantiene modesta, nonostante in molti di essi, in primis gli Stati Uniti, il mercato del lavoro abbia raggiunto risultati positivi ai massimi storici. Anche nei Paesi emergenti, l'inflazione, dopo un picco raggiunto non più tardi dello scorso ottobre, è crollata ai livelli minimi degli ultimi dieci anni come conseguenza del rallentamento economico globale. Ciò ha innescato aspettative di ribassi dei tassi di policy da parte delle Banche centrali, in primis in Paesi quali Russia e Messico, dopo i rialzi che sono stati introdotti nell'autunno dello scorso anno in concomitanza del picco di inflazione e di alcuni deprezzamenti localizzati.

Per quanto riguarda il mercato dei prodotti energetici e delle *commodities*, nel corso del 2018, dopo un'iniziale risalita dei prezzi dei combustibili, si è riscontrata una sensibile decelerazione, più accentuata sul finire dell'anno, per effetto di molteplici fattori. Da un lato, infatti, hanno esercitato pressioni al ribasso fattori di offerta quali lo scudo temporaneo concesso dagli Stati Uniti per otto grandi importatori di greggio rispetto alle sanzioni imposte all'Iran e la produzione record statunitense di shale oil; dall'altro, il rallentamento congiunturale ha prodotto una moderazione della domanda mondiale. A partire dall'inizio dell'anno, tuttavia, si sta manifestando nuovamente una tendenza al rialzo per effetto principalmente di restrizioni all'offerta derivanti dalla crisi in Venezuela e dal perdurare delle tensioni con l'Iran, rispetto al quale lo scudo temporaneo dalle sanzioni scadrà il prossimo 4 maggio.

FIGURA II.3: PREZZO DEL BRENT E FUTURES


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30
20
mar-16 set-16 mar-17 set-17 mar-18 set-18 mar-19 set-19 mar-20 set-20 mar-21 set-21 mar-22 set-22
Brent ($/barile)
Future - Brent

Fonte: Thomson Reuters Datastream.

Le tensioni che avevano interessato i mercati finanziari nel 2018, in particolare fino all'autunno dello scorso anno, sono sensibilmente rientrate dopo i recenti annunci di politica monetaria da parte delle Banche centrali dei principali Paesi avanzati che, come detto, si sono posizionate su un percorso molto più graduale di normalizzazione monetaria. Ciò ha offerto ossigeno anche ai Paesi emergenti i cui rendimenti sui titoli di debito sovrano e i relativi spread con i Paesi avanzati stanno gradualmente rientrando dopo i picchi registrati negli ultimi mesi del 2018. A seguito della flessione, le curve dei tassi si sono appiattite; in particolare quella degli Stati Uniti mostra ora una inclinazione leggermente negativa, andamento che normalmente denota prospettive di recessione. Tenuto conto della sostanziale stabilità degli indicatori di volatilità finanziaria sembra che al momento i mercati siano più focalizzati sulla *stance* accomodante della politica monetaria piuttosto che sul rischio di un rallentamento molto più accentuato o di recessione.

Rischi per la previsione

Negli ultimi mesi si è assistito ad un progressivo deterioramento delle aspettative degli osservatori internazionali, con uno sbilanciamento sempre più marcato al ribasso degli scenari di rischio. D'altra parte, dai più recenti segnali dal mondo economico sembra ravvisarsi un quadro meno fosco di quello che si prospettava negli ultimi mesi dello scorso anno. Di fatto, si osserva una situazione di incertezza tale da rendere più bilanciati gli scenari di rischio futuri.

L'incertezza sull'evoluzione del commercio internazionale continua a pesare sulle scelte di investimento e di produzione delle imprese. Se da un lato il 2019 si è aperto con segnali di distensione tra Stati Uniti e Cina, si teme che nel prossimo futuro possa materializzarsi un peggioramento dei rapporti commerciali tra l'America e l'Europa.

Le aspettative circa una dinamica più debole della domanda globale sono influenzate anche dalle preoccupazioni per un rallentamento a ritmi più rapidi del previsto delle principali economie mondiali, Stati Uniti, Cina e Europa. Tuttavia, gli ultimi dati macroeconomici per la Cina mostrano una tenuta della domanda interna e, per quanto riguarda l'export, una riorganizzazione dei flussi commerciali in area asiatica, che potrebbero determinare una maggiore stabilizzazione. La dinamica del PIL cinese dovrebbe inoltre beneficiare di politiche monetarie e fiscali nettamente favorevoli.

Rispetto al rallentamento dell'area euro, le prospettive sono di una moderazione della crescita ma i rischi di una vera e propria recessione appaiono relativamente contenuti: qualora si assistesse ad un recupero del commercio internazionale grazie ai progressi nelle trattative internazionali, la ripresa della domanda estera potrebbe supportare nuovamente le economie europee finora maggiormente penalizzate. D'altra parte, gli strumenti di politica monetaria ancora nell'effettiva disponibilità della BCE sono oggi molto più limitati di quelli che risultavano disponibili al momento della crisi dei debiti sovrani.

Sul piano dei mercati finanziari, le fibrillazioni registrate in chiusura del 2018 sono rientrate dopo gli annunci della BCE e, soprattutto, della FED. Tuttavia, se il rallentamento economico in atto dovesse risultare peggiore di quanto attualmente

atteso o eventi imprevisti portassero ad un repentino cambio delle aspettative, ciò potrebbe innescare brusche e pericolose correzioni sui mercati finanziari.

II.2 ECONOMIA ITALIANA

Nel 2018 l'economia italiana è cresciuta dello 0,9 per cento, in rallentamento rispetto all'anno precedente. Il PIL, dopo la modesta crescita del primo trimestre 2018 (0,2 per cento t/t), ha rallentato ulteriormente nel secondo trimestre (0,1 per cento t/t) per poi riportare una crescita lievemente negativa nella seconda metà dell'anno (-0,1 per cento t/t nel terzo e nel quarto trimestre). La domanda interna al netto delle scorte ha continuato ad espandersi, seppur a tassi inferiori rispetto al 2017, mentre le scorte hanno fornito un contributo nullo. Le esportazioni nette hanno invece sottratto 0,1 punti percentuali alla crescita per effetto delle tensioni commerciali globali.

Nel dettaglio delle componenti, la crescita dei consumi privati si è più che dimezzata (0,6 per cento da 1,5 per cento) nonostante la dinamica sostenuta del reddito disponibile reale, sospinta dai rinnovi contrattuali del comparto pubblico e le favorevoli condizioni di accesso al credito. La propensione al risparmio è infatti aumentata nel corso dell'anno raggiungendo un picco massimo nel 2T18 (8,5 per cento da 7,8 del 1T18) per poi scendere gradualmente e collocarsi al 7,6 per cento nel 4T18. In media la propensione al risparmio si attesta all'8,0 per cento, un valore inferiore alla media degli ultimi 10 anni (9,0 per cento). Sul rallentamento dei consumi può aver inciso la riduzione della ricchezza, che nel 4T18 ha subito una contrazione di circa 130 miliardi rispetto al 3T18; evidenze empiriche indicano infatti che variazioni della ricchezza finanziaria hanno un impatto sui consumi delle famiglie[3].

La situazione patrimoniale delle famiglie resta solida: il debito delle famiglie nel terzo trimestre del 2018 risultava stabile al 61,3 per cento del reddito disponibile, un livello nettamente inferiore alla media dell'area euro (94,8 per cento).[4] La sostenibilità del debito è stata favorita anche dal permanere di bassi tassi di interesse.

Con riferimento alla tipologia di spesa, la crescita del consumo dei beni ha eguagliato quella dei servizi (0,7 per cento). All'interno della categoria dei beni rallentano quelli durevoli mentre crescono più dello scorso anno i semidurevoli. I beni non durevoli si riducono rispetto allo scorso anno per effetto delle maggiori pressioni inflazionistiche.

È proseguita l'espansione degli investimenti (3,4 per cento), grazie alla tenuta registrata in media nella prima parte dell'anno. In controtendenza rispetto agli anni precedenti, si è fortemente ridimensionato il contributo della componente dei mezzi di trasporto in seguito alla contrazione del mercato dell'auto, che aveva

[3] In particolare la propensione marginale al consumo risente maggiormente di un calo o aumento della ricchezza finanziaria rispetto a variazioni della ricchezza reale. Si veda ad esempio Bassanetti A., Zollino F. (2010) The Effects of Housing and Financial Wealth on Personal Consumption: Aggregate Evidence for Italian Households. In: de Bandt O., Knetsch T., Peñalosa J., Zollino F. (eds) Housing Markets in Europe. Springer, Berlin, Heidelberg

[4] Banca d'Italia, Bollettino Economico, gennaio 2019.

trainato la ripresa negli anni precedenti. L'industria dell'auto e della componentistica italiana, che coinvolge più di 250.000 addetti (tra diretti e indiretti) e quasi 6000 imprese[5], nel 2018 ha infatti registrato un calo della produzione rispetto all'anno precedente (-3,4 per cento), così come a un calo del fatturato e degli ordinativi (rispettivamente -2,1 per cento e -2,4 per cento).

Gli investimenti in macchinari hanno rallentato il ritmo di crescita rispetto al 2017. Con riferimento al settore delle costruzioni, si è assistito ad un'accelerazione rispetto al 2017; gli investimenti in costruzioni sono stati trainati dalle abitazioni, mentre è risultato modesto l'incremento di quelli di natura infrastrutturale. Gli investimenti in abitazioni sono stati a loro volta sospinti dall'attività di recupero del patrimonio abitativo (manutenzione straordinaria) che arrivano oramai a rappresentare il 37 per cento del valore degli investimenti in costruzioni.[6]

Per quanto riguarda il mercato immobiliare, i prezzi delle abitazioni sono tornati in territorio negativo. Le rilevazioni più recenti[7] confermano che le quotazioni nel quarto trimestre del 2018 hanno continuato a ridursi (-0,2 per cento) e risultano più basse dello 0,6 per cento in confronto al corrispondente periodo del 2017. Nel complesso, i prezzi delle abitazioni esistenti sono scesi dell'1,0 per cento nel 2018, mentre quelli delle nuove abitazioni sono aumentati dell'1,0 per cento.[8] Le compravendite, che probabilmente hanno risentito positivamente della riduzione dei prezzi, hanno mostrato una contestuale ripresa nel corso del 2018.

Il settore delle costruzioni - in particolare quello immobiliare - resta un driver importante per la ripresa dell'economia, anche in ragione delle positive ricadute su consumi e occupazione. Inoltre, l'andamento delle quotazioni immobiliari ha un effetto diretto sulla ricchezza delle famiglie. I dati sulle consistenze di attività non finanziarie mostrano come le abitazioni costituiscano la quasi totalità della ricchezza reale delle famiglie[9]; un recupero delle quotazioni potrebbe avere un effetto favorevole sui consumi.

La domanda estera è risultata invece indebolita dal rallentamento degli scambi mondiali legato alle tensioni commerciali causate dall'inasprimento dei dazi all'importazione. Dopo il brusco calo nel 1T18, legato probabilmente all'incertezza derivante dall'annuncio dei dazi, le esportazioni sono tornate in territorio positivo ma senza raggiungere i picchi dell'anno precedente. Le importazioni hanno anch'esse rallentato in seguito all'indebolimento della domanda interna e in particolare del ciclo produttivo industriale.

Con riferimento all'offerta, l'industria manifatturiera ha continuato a crescere ma a tassi decisamente inferiori (2,1 per cento dal 3,6 per cento del

[5] Fonte: ANFIA
[6] Rapporto ANCE http://www.ance.it/docs/docDownload.aspx?id=48610
[7] Si veda: ISTAT, "Prezzi delle abitazioni", aprile 2018 e Banca d'Italia, "Bollettino Economico", aprile 2018.
[8] ISTAT, https://www.istat.it/it/archivio/228988
[9] Il patrimonio residenziale detenuto dalle Famiglie costituisce nel 2017 più del 92 per cento del valore residenziale complessivo, di cui 81 per cento relativo alle unità residenziali utilizzate come abitazione principale o seconde case. Il calo dei prezzi delle abitazioni ha determinato una riduzione del valore della ricchezza abitativa (-1,4 per cento in media annua nel periodo 2011-2017). Tale dinamica risulta tuttavia in rallentamento: -0,8 per cento nel 2017, da -1,3 per cento nel 2016. ISTAT, "Le attività non finanziarie dei settori istituzionali", marzo 2019.

2017). I dati di produzione industriale per il 2018 indicano un marcato rallentamento dell'indice (corretto per gli effetti di calendario) allo 0,8 per cento dal 3,6 per cento dell'anno precedente. Differenziate le dinamiche all'interno dei comparti: i beni strumentali e quelli di consumo non durevoli hanno registrato performance ancora positive seppur in decelerazione mentre la produzione di beni intermedi e di consumo durevoli si è ridotta. In particolare il settore dell'auto e componentistica ha registrato un forte calo della produzione rispetto all'anno precedente. Il settore delle costruzioni si conferma in graduale miglioramento, con una crescita che tuttavia è ancora debole (1,7 per cento). Torna in territorio positivo il valore aggiunto dell'agricoltura (settore che comunque ha un peso limitato sul PIL).

Il settore dei servizi si è dimostrato più resiliente di quello manifatturiero nel corso dell'anno, ma è risultato anch'esso in rallentamento, con una crescita del valore aggiunto nel 2018 più che dimezzata rispetto all'anno precedente (0,6 per cento rispetto all'1,4 per cento). All'interno dei vari comparti, tuttavia, la dinamica è stata disomogenea. Nel settore del commercio, dei servizi di alloggio e ristorazione, trasporto e magazzinaggio e in quello delle attività immobiliari la crescita resta favorevole (rispettivamente 1,9 per cento e 1,6 per cento) mentre il valore aggiunto delle attività finanziarie e assicurative e dei servizi di informazione e comunicazione torna in territorio negativo (-1,3 per cento e -2,7 per cento rispettivamente); le attività professionali sono solo lievemente positive (0,4 per cento).

Con riferimento alle imprese non finanziarie, nel 2018 è proseguito, seppur gradualmente, il calo della quota di profitto (definito dal rapporto tra risultato lordo di gestione e valore aggiunto) che raggiunge il valore di 41,6 (da 42,7 del 2017 e 43,3 del 2016). Gli ultimi dati pubblicati dalla Banca d'Italia relativi al terzo trimestre 2018 indicano che il debito delle imprese in percentuale del PIL ha registrato un ulteriore calo, collocandosi al 70,9 per cento (dal 71,1 per cento di fine giugno 2018)[10].

Nella prima metà del 2018 è proseguita la tendenza favorevole del mercato del lavoro, che si è invece parzialmente invertita nel secondo semestre. Nel complesso, la crescita degli occupati, quale rilevata dalla contabilità nazionale, è stata comunque pari allo 0,9 per cento, sospinta dall'occupazione dipendente, mentre gli indipendenti hanno continuato a ridursi per l'ottavo anno consecutivo. Le ore lavorate sono aumentate dell'1,1 per cento, quindi si è registrato un aumento delle ore lavorate pro-capite di 0,2 per cento, dopo il calo dello scorso anno.

In base ai risultati dell'indagine delle forze lavoro, l'occupazione cresce dello 0,8 per cento. Il tasso di occupazione sale al 58,5 per cento, a solo 0,1 punti di distanza dal picco del 2008. L'aumento è sospinto dai lavoratori dipendenti (1,2 per cento) a loro volta trainati esclusivamente dagli occupati a tempo determinato mentre per la prima volta dopo quattro anni si riducono gli occupati dipendenti a tempo indeterminato (-0,7 per cento). Con riferimento alla tipologia di orario, il lavoro a tempo pieno cresce a fronte di una lieve riduzione del part-time. Il part-time involontario continua invece ad aumentare (5,0 per cento) e

[10] Banca d'Italia, Bollettino Economico, gennaio 2019.

rappresenta il 64,1 per cento del totale del tempo parziale. Il miglioramento del mercato del lavoro si è riflesso nella riduzione del tasso di disoccupazione (al 10,6 dall'11,2 per cento). Altro fattore positivo il calo degli inattivi (-0,9 per cento) e degli scoraggiati (-11,5 per cento).

Dopo la moderazione degli anni scorsi sono tornati a crescere i redditi pro-capite (2,0 per cento dallo 0,3 per cento del 2017) per effetto del rinnovo dei contratti in molti comparti, tra cui il pubblico impiego, e del progressivo esaurirsi degli sgravi contributivi introdotti a partire dal 2015. Il costo del lavoro per unità di prodotto ha mostrato un sensibile recupero (1,9 per cento dal -0,5 per cento del 2017) in seguito alla sostanziale stabilità della produttività del lavoro.

L'inflazione è rimasta sostanzialmente sui livelli dell'anno precedente (1,2 per cento rispetto all'1,3 per cento) sempre sospinta dalle componenti volatili; risulta infatti più contenuta e in lieve decelerazione la componente di fondo rispetto all'anno precedente (0,7 per cento dallo 0,8 per cento). L'inflazione interna, misurata dal deflatore del PIL, ha invece lievemente accelerato (allo 0,8 per cento dallo 0,4 per cento) per effetto del rinnovo dei contratti della PA e del pagamento degli arretrati.

Commercio con l'estero

Nel corso del 2018 il profondo mutamento del quadro economico internazionale è stato in larga parte collegato all'ulteriore irrigidimento delle politiche commerciali, fenomeno già in corso dal 2012. La crisi di fiducia scaturita dalle nuove tariffe introdotte dagli Stati Uniti, soprattutto verso la Cina, ha generato ricadute negative sulla performance economica mondiale: il commercio e la produzione industriale globali sono entrambi cresciuti poco oltre il 3 per cento, decelerando rispettivamente di 1,4 e 0,3 punti percentuali rispetto al 2017[11]. L'incertezza dello scenario globale si è tradotta in un atteggiamento di attesa da parte delle imprese, come mostrato dagli indici PMI globali e in particolare dalla componente degli ordini esteri, determinando minori investimenti. Secondo le ultime stime dell'UNCTAD, anche nel 2018 gli investimenti diretti esteri (IDE) sono diminuiti, soprattutto verso l'Europa[12], in larga parte per effetto della riforma fiscale introdotta negli Stati Uniti per favorire il rimpatrio degli utili realizzati all'estero dalle multinazionali.

[11] Fonte: CPB Netherlands Bureau for Economic Policy Analysis, 'World Trade Monitor', 25 Marzo 2018.

[12] Nel 2018 si stima che gli IDE siano diminuiti del 19 per cento a livello mondiale, con una riduzione maggiore in Europa (-73 per cento) rispetto al Nord America (-13 per cento); risulterebbero invece in lieve aumento quelli verso le economie in via di sviluppo (3 per cento). (Fonte: UNCTAD, 'Investment Trends Monitor', Gennaio 2019).

FIGURA II.4: INDICI PMI E DI INCERTEZZA SULLE POLITICHE ECONOMICHE A LIVELLO GLOBALE


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PMI Globale composito
PMI Globale - Nuovi ordini esteri
Indice globale di incertezza sulle politiche economiche (scala dx)

Fonte: Markit, S.R. Baker, N. Bloom e S. J. Davis
www.PolicyUncertainty.com

In tale contesto, le statistiche di contabilità nazionale mostrano che, dopo aver registrato nel 2017 la migliore performance degli ultimi dieci anni (con un tasso di crescita prossimo al 6 per cento), nel 2018 le esportazioni dell'Italia sono aumentate di meno del 2 per cento, mostrando una moderazione più accentuata rispetto agli altri partner. Fra gli altri principali Paesi UE, le esportazioni della Francia hanno manifestato una maggiore tenuta (il tasso di crescita è stato pari al 3,0 per cento), pur frenando di 1,5pp. È invece più accentuata la decelerazione per la Germania e la Spagna, le cui vendite all'estero sono aumentate attorno al 2 per cento, rallentando rispettivamente di 2,6pp e di poco più di 3pp.

FIGURA II.5: ESPORTAZIONI DI BENI E SERVIZI DELL'ITALIA E DEI MAGGIORI PAESI EUROPEI (dati di contabilità nazionale, variazioni percentuali, dati in valore)


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Fonte: Eurostat.

Se si considerano i dati di commercio estero di beni, nel 2018 i tassi di crescita delle vendite della Germania, dell'Italia e della Spagna sono risultati pari o poco al di sopra del 3 per cento, dimezzandosi nel primo caso e decelerando di circa 5 punti percentuali per gli altri due paesi. Si è rivelato invece più stabile il risultato francese, con un incremento del 4 per cento, in flessione di poco più di mezzo punto percentuale. Come per gli altri partner europei, la variazione delle esportazioni in valore dell'Italia è stata sostenuta maggiormente dall'area europea (4,1 per cento dal 7,2 per cento del 2017) rispetto a quella extra-UE (1,7 dall'8,2 per cento), ambito in cui può aver influito una minore competitività di prezzo.

Tra i mercati esteri, in relazione alla quota sulle esportazioni complessive, gli Stati Uniti si confermano la destinazione più dinamica per i prodotti italiani (5 per cento), seguiti dalla Svizzera (8,7 per cento). Nell'area europea, sebbene in decelerazione, prosegue la tenuta delle esportazioni verso i maggiori partner, con un aumento del 3,6 per cento verso la Germania e del 4,5 per cento verso la Francia. Le vendite verso la Spagna crescono più del 3 per cento, ma frenano per oltre 7 punti percentuali; rallentano anche quelle verso il Regno Unito (all'1,1 dal 2,3 per cento dell'anno precedente), riflettendo le incertezze legate all'evoluzione della Brexit. Pesa invece la contrazione delle esportazioni verso le principali economie emergenti (Turchia, Russia e Cina) e, tra i paesi produttori di energia, è più che raddoppiata la riduzione delle vendite con l'area dell'OPEC (-7,6 per cento); si riducono anche le vendite verso il Mercosur, ma in misura più contenuta (di circa il 2 per cento).

FIGURA II.6: INDICI DI COMPETITIVITÀ DI PREZZO (indici gennaio 2017=100, calcolato sui prezzi dei prodotti manufatti)


106
104
102
100
98
96
94
92
90
Italia
Cina
Francia
Germania
Giappone
Spagna
Regno Unito
Stati Uniti
gen-17
apr-17
lug-17
ott-17
gen-18
apr-18
lug-18
ott-18

Fonte: elaborazioni su dati Banca d'Italia.

FIGURA II.7: ESPORTAZIONI DI BENI DELL'ITALIA VERSO I PRINCIPALI PAESI EUROPEI (indici gennaio 2017=100, dati destagionalizzati)


110
105
100
95
gen-17
mar-17
mag-17
lug-17
set-17
nov-17
gen-18
mar-18
mag-18
lug-18
set-18
nov-18
Germania
Francia
Spagna
Regno Unito

FIGURA II.8: ESPORTAZIONI DI BENI DELL'ITALIA VERSO I PRINCIPALI PAESI EXTRA-EUROPEI (indici gennaio 2017=100, dati destagionalizzati)


150
140
130
120
110
100
90
80
70
gen-17
mar-17
mag-17
lug-17
set-17
nov-17
gen-18
mar-18
mag-18
lug-18
set-18
nov-18
Stati Uniti
Svizzera
Turchia
Russia
Cina
OPEC
India

Fonte: elaborazioni basate su dati ISTAT Coeweb.

Guardando alle performance settoriali, rispetto al 2017, le esportazioni crescono per tutti i comparti, sebbene il farmaceutico e i trasporti presentino una moderazione più evidente. Le vendite di prodotti farmaceutici si sono accresciute del 4,7 per cento (decelerando di oltre 10 punti percentuali), con un aumento più robusto nell'area extra-europea (per oltre il 7 per cento), pur con riduzioni consistenti verso gli Stati Uniti (-6,5 per cento), la Turchia (-9,9 per cento) e la Russia (-7 per cento). Nel mercato europeo, l'incremento delle vendite è prossimo al 3 per cento, ma si registrano variazioni negative tra l'8 e il 9 per cento verso il Belgio e il Regno Unito.

Per il settore dei mezzi di trasporto, dopo cinque anni consecutivi di espansione, le vendite si sono ridotte (-0,1 per cento dal 7,2 per cento del 2017), in larga parte per la contrazione del comparto dell'auto (5,5 per cento dal 11,5 per cento dell'anno precedente) soprattutto nei mercati non europei (-15,1 per cento); le riduzioni di maggior peso si hanno negli Stati Uniti (-1,0 per cento), in Turchia (-28,4 per cento) e in Cina (-60,3 per cento). All'interno dell'UE il settore è invece cresciuto quasi del 3 per cento. Tra gli altri settori, l'incremento è attorno al 3 per cento per le esportazioni di prodotti chimici, di macchinari e di apparecchi elettrici, sebbene il primo abbia decelerato in misura più che doppia (per oltre 6 punti percentuali) rispetto agli altri due comparti. Accelerano leggermente le esportazioni di computer (al 6,7 per cento) e, tra i settori tipici del Made in Italy, quelle del comparto tessile mostrano una maggiore tenuta (3,3 per cento) rispetto ai beni alimentari, bevande e tabacco (2,5 per cento).

Nel complesso, il saldo commerciale dell'Italia (pari a circa 39 miliardi dai 47,6 miliardi nel 2017) rimane tra i più elevati dell'Unione Europea dopo quelli della Germania, dei Paesi Bassi e dell'Irlanda[13], pur toccando il valore più contenuto degli ultimi cinque anni. Il deficit della bilancia energetica sale a 42,6

[13] Fonte: Eurostat, 15 febbraio 2018.

miliardi, in aumento per oltre 10 miliardi rispetto all'anno precedente, per effetto delle maggiori importazioni e delle più elevate quotazioni dei beni energetici. I risultati in termini di saldo delle partite correnti rimangono positivi (2,8 per cento del PIL), restando sostanzialmente in linea con i due anni precedenti.

FOCUS

Performance delle esportazioni italiane: ostacoli e impatto degli shock esterni

Tra i diversi aspetti relativi alla performance delle esportazioni italiane, il recente Rapporto dell'ISTAT[14] riporta i fattori che hanno maggiormente influenzato l'attività delle imprese esportatrici e la trasmissione degli shocks esterni sulla performance settoriale. Per il 43 per cento delle aziende è migliorato il volume di affari, grazie ai maggiori investimenti e all'aumento dell'occupazione anche di personale ad elevata qualifica; tuttavia sale al 22 per cento (+2pp) la quota di aziende che ne rileva una diminuzione. Le imprese dell'industria (circa un terzo) ritengono che la concorrenza di aziende straniere è stato l'elemento che più ha compresso il fatturato estero, mentre per il 12,4 e l'11,1 per cento ritiene poco rilevanti la pressione sui prezzi da parte di altre società italiane o gli ostacoli burocratici (incluse le barriere tariffarie).

In un'ottica settoriale, la concorrenza nazionale rappresenta un fattore negativo, in particolare per i prodotti da minerali non metalliferi e della pelletteria; rimane presente la pressione esercitata da competitor esteri in diversi comparti (prodotti petroliferi, del legno, lavorazione di minerali non metalliferi, metallurgia, prodotti in metallo e i macchinari). Circa il 40 e il 20 per cento delle imprese operanti nei settori degli autoveicoli e della metallurgia rivela di aver risentito della 'guerra dei dazi'.

Passando all'effetto degli shocks economici sull'andamento settoriale, l'esame delle interconnessioni su scala internazionale, attraverso la *Social Network Analysis,* può consentire di determinare in che misura il settore estero italiano assorbe i mutamenti del ciclo economico o dell'avanzamento tecnologico. Indagando le relazioni dei settori esportatori italiani con la Germania, gli Stati Uniti e la Cina, per l'anno 2014, si evidenzia che quattro settori dell'industria (macchinari, chimica, autoveicoli, metallurgia e prodotti in metallo) hanno legami molto intensi sia in uscita sia in entrata con questi tre paesi. Altri comparti (costruzioni, prodotti da minerali non metalliferi e servizi sanitari) appaiono rilevanti per le vendite all'estero in relazione al loro elevato grado di interconnessione con i mercati considerati; appare invece meno importante il terziario.

In sintesi, i settori più avanzati dell'industria e del terziario italiani hanno un peso maggiore nelle connessioni con l'estero rispetto a quelle domestiche e sono più rilevanti le connessioni con la Germania e gli Stati Uniti. Per le costruzioni e i servizi (market e alla persona) è preponderante il ruolo nei legami intersettoriali su base nazionale.

Guardando alle prospettive di breve termine, permangono i rischi al ribasso del contesto internazionale legati all'incertezza delle relazioni commerciali cino-statunitensi, la cui più recente evoluzione potrebbe condurre ad una composizione. Rimane tuttavia aperto il confronto tra Stati Uniti ed UE, soprattutto sul settore degli autoveicoli che ben rappresenta i reciproci legami commerciali e all'interno del quale l'Italia costituisce il terzo paese esportatore per un valore di 4,6 miliardi di dollari nel 2018, dopo la Germania ed il Regno

[14] ISTAT, 'Rapporto sulla competitività dei settori produttivi', 25 Marzo 2019.

Unito[15]. Ulteriori opportunità potrebbero aprirsi con le recenti iniziative di confronto con la Cina, nella linea dei round negoziali già intrapresi dall'UE[16].

Andamento del credito

Nel corso del 2018 è proseguita la dinamica positiva dei prestiti al settore privato e le rilevazioni più recenti confermano l'espansione del credito anche all'inizio del 2019. I dati preliminari per il mese di gennaio, diffusi dalla Banca d'Italia, mostrano infatti un'offerta complessiva in aumento dell'1 per cento su base tendenziale, sospinta dalla prosecuzione della crescita del credito concesso alle famiglie (2,6 per cento a/a). Per le società non finanziarie tuttavia si è verificata una contrazione dei prestiti (-0,7 per cento su base annua) che ha interrotto la serie di incrementi iniziata a fine 2017.

I tassi d'interesse continuano a rimanere su livelli contenuti e stabili. A inizio 2019, il tasso armonizzato applicato alle famiglie per nuove concessioni legate all'acquisto di abitazioni è pari al 2,3 per cento, mentre quello applicato al credito al consumo è pari all'8,2 per cento. Per quanto riguarda i nuovi prestiti alle imprese, il tasso medio relativo alle concessioni al di sotto della soglia del milione di euro è di poco superiore al 2 per cento, mentre al di sopra di tale soglia il tasso è pari all'1,04 per cento.

FIGURA II.9: TASSI D'INTERESSE ALLE IMPRESE NON FINANZIARIE E ALLE FAMIGLIE (in %)


12
10
8
6
4
2
0
gen-09
gen-10
gen-11
gen-12
gen-13
gen-14
gen-15
gen-16
gen-17
gen-18
gen-19
Famiglie - mutui
Famiglie - credito al consumo
Società non finanziarie - fino a 1 mln di euro
Società non finanziarie - oltre 1 mln di euro

Note: I dati fanno riferimento ai tassi armonizzati applicati alle nuove concessioni in euro.
Fonte: Banca d'Italia.

La qualità del credito continua a migliorare e si è ulteriormente ridotta l'incidenza dei prestiti deteriorati. Si mantiene infatti sostenuta la contrazione

[15] Fonte: ACEA (European Automobile Manufacturers Association), 'EU-US automobile trade: Facts And Figures', 18 Marzo 2019.

[16] Fonte: European Commission, 'Report of the 20th round of negotiations for the EU-China Investment Agreement', 1 Marzo 2019 (http://trade.ec.europa.eu/doclib/docs/2019/march/tradoc_157772.pdf).

delle sofferenze, che in gennaio segnano una riduzione di oltre 32 punti percentuali su base tendenziale. In particolare, nel corso dell'ultimo anno le esposizioni deteriorate nei confronti delle società non finanziarie si sono ridotte poco sotto il 10 per cento del totale dei prestiti, (ritornando sui valori di fine 2013), mentre le sofferenze delle famiglie corrispondono a circa il 4 per cento dei prestiti, quota paragonabile a quella del 2011.

FIGURA II.10: SOFFERENZE VERSO RESIDENTI (in percentuale dei prestiti totali)


20
18
16
14
12
10
8
6
4
2
0
Famiglie consumatrici
Società non finanziarie (scala dx)
gen-09
gen-10
gen-11
gen-12.
gen-13
gen-14
gen-15
gen-16
gen-17
gen-18
gen-19

Fonte: Banca d'Italia.

La più recente indagine sul credito bancario nell'area dell'euro (*Bank Lending Survey*), pubblicata in gennaio, rileva un lieve irrigidimento nei criteri di offerta dei prestiti alle famiglie e alle imprese italiane. Per il primo trimestre dell'anno le attese degli intermediari suggeriscono politiche di offerta del credito sostanzialmente invariate. La domanda di prestiti da parte delle imprese ha registrato un incremento, al quale hanno contribuito soprattutto il basso livello dei tassi di interesse e la spesa connessa con scorte e capitale circolante. Allo stesso modo la domanda di mutui per l'acquisto di abitazioni da parte delle famiglie è in lieve aumento favorita dai tassi di interesse contenuti e dai prezzi delle abitazioni ancora bassi.

Prospettive per l'economia italiana

Scenario a legislazione vigente

Le informazioni più recenti di natura quantitativa e qualitativa confermano la prosecuzione di una fase ciclica debole per l'economia italiana ma in lieve miglioramento rispetto alla seconda metà del 2018. Gli indicatori disponibili confermano un quadro più fosco per il settore manifatturiero e più favorevole e resiliente per il settore dei servizi.

Le indagini sul clima di fiducia delle imprese manifatturiere mostrano una riduzione rispetto alla media del quarto trimestre. Nel primo trimestre sono anche

aumentate le scorte di prodotti finiti. Il PMI manifatturiero resta sotto la soglia di espansione da sei mesi. La produzione industriale a gennaio è aumentata oltre le attese (1,7 per cento m/m) dopo il calo registrato in dicembre; a livello settoriale si registra un forte aumento congiunturale nel comparto dell'energia e dei beni di consumo non durevoli. Tenuto conto delle informazioni più recenti si stima un andamento piatto della produzione industriale nel primo trimestre.

Riguardo il settore delle costruzioni, le ultime indicazioni sulla produzione mostrano deboli incrementi congiunturali. Indicazioni positive provengono dal settore residenziale ancora favorito dai tassi sulle nuove erogazioni di prestiti per l'acquisto di abitazioni; inoltre la fiducia è aumentata sensibilmente alla fine del 1T19, avvicinandosi ai massimi storici.

Passando al settore dei servizi, le stime più recenti prefigurano una modesta ripresa nel 1T19 dopo il lieve aumento registrato nel 4T18: gli indicatori congiunturali disponibili indicano un graduale aumento della fiducia; il PMI a febbraio è tornato al di sopra della soglia di espansione, a 50,4, e a marzo è salito ulteriormente a 53,1, confermando le indicazioni dell'indagine Istat.

Le indagini congiunturali sulla fiducia dei consumatori mostrano un progressivo calo dalla seconda metà del 2018 e hanno raggiunto in marzo 2019 il livello più basso dall'agosto 2017. I consumatori nella prima parte dell'anno beneficeranno di un maggiore potere d'acquisto grazie ad un livello dei prezzi al consumo ancora prossimo all'1 per cento (1,1 per cento a marzo); l'inflazione di fondo è invece ferma allo 0,5 per cento.

Riguardo la domanda estera, le indicazioni disponibili mostrano nel complesso una modesta crescita grazie alla tenuta del commercio estero extra-UE registrata su base annua. Segnali incoraggianti provengono dalle attese del fatturato dell'export in miglioramento nel primo trimestre 2019.

La crescita per il 2019 è rivista al ribasso 0,1 per cento in termini reali dall'1,0 per cento stimato lo scorso dicembre (si veda il riquadro 'Gli errori di previsione sul 2018 e la revisione delle stime per il 2019 e gli anni seguenti'). Nel 2020, 2021 e 2022, si stima che il tasso di crescita reale progredisca gradualmente e il PIL cresca dello 0,6 per cento nel 2020, dello 0,7 per cento nel 2021 e dello 0,9 per cento nel 2022. Nell'insieme, le previsioni per il 2019 e 2020 non si discostano sostanzialmente dalla media rilevata da Consensus Forecasts.

FOCUS

Gli errori di previsione sul 2018 e la revisione delle stime per il 2019 e gli anni seguenti[17]

Questo approfondimento ha lo scopo di analizzare la revisione delle previsioni di crescita rispetto a quelle formulate nell'Aggiornamento del Quadro Macroeconomico e di Finanza Pubblica pubblicato lo scorso dicembre.

In primo luogo si analizzano gli scostamenti tra i valori previsti per il 2018 e i dati di consuntivo pubblicati dall'ISTAT in marzo. Tali scostamenti sono visibili nella Tavola R1 (colonna c, errore di previsione). Ai fini dell'analisi si ricorda che le precedenti previsioni per il 2018 erano formulate a dicembre e includevano i risultati del terzo trimestre e che i dati ISTAT pubblicati a marzo includono anche le revisioni intervenute successivamente; il

[17] In questo riquadro si fa riferimento ai dati dei conti economici trimestrali pubblicati il 5 marzo 2019 che risultano corretti per i giorni lavorativi. Il dato annuale grezzo, cioè non corretto per le giornate di lavoro, della crescita del PIL 2018 risulta pari allo 0,9 per cento poiché vi sono state 3 giornate lavorative in più. Nel 2019 i giorni lavorativi sono gli stessi del 2018.

differenziale riportato nella **colonna c** è attribuibile quindi sia all'errore di previsione quarto trimestre dell'anno che alla revisione dei trimestri precedenti.

Con riferimento al PIL si può constatare che le previsioni sono risultate lievemente superiori ai dati di consuntivo ISTAT principalmente per effetto della performance del 4T18, peggiore delle attese. Come si evince dall'analisi delle componenti della domanda aggregata, che mostrano un dato di consuntivo degli investimenti peggiore delle attese, l'economia italiana è stata particolarmente penalizzata dal rallentamento del settore manifatturiero a livello globale e in particolare di quello tedesco. La produzione di beni di investimento in Italia è molto legata alla domanda mondiale e alle filiere in cui entra la Germania.

Per il 2019 è possibile formulare delle indicazioni sullo scenario tendenziale del DEF tenendo conto non solo dell'aggiornamento dei dati ma anche delle nuove ipotesi sullo scenario macroeconomico internazionale.

TAVOLA R1: PRINCIPALI VARIABILI DEL QUADRO MACROECONOMICO (dati destagionalizzati)

	2018			2019					
	Previsioni e risultati			Fattori motivanti dela revisione delle stime di crescita (differenze dei tassi di crescita)		Previsione		Delta previsione e altri fattori	
	Agg. Dicembre 2018	Consuntivo	*Errore di previsione*	Delta effetto trascinamento	Delta scenario internazionale	Agg. Dicembre 2018	*DEF 2019*	DEF - agg.dic. 18	*Altri fattori*
	a	b	c = b-a	d	e	f	*g*	h = g-f	*i=h-d-e*
PIL	0,9	0,8	-0,2	-0,2	-0,2	1,0	*0,1*	-0,81	-0,4
Importazioni di beni e servizi	1,9	1,8	-0,1	-0,3	-0,4	2,3	*2,3*	0,0	*0,7*
Spesa per consumi delle famiglie	0,6	0,6	0,0	0,0	0,0	0,8	*0,6*	-0,2	-0,2
Investimenti fissi lordi	4,0	3,2	-0,8	-0,4	0,1	2,5	*0,7*	-1,9	-1,5
Esportazioni di beni e servizi	0,9	1,4	0,5	0,4	-1,0	2,4	*2,1*	-0,3	*0,4*
Deflatore PIL	1,1	0,8	-0,3	-0,2	0,0	1,4	*0,9*	-0,4	-0,2
Deflatore consumi	1,1	1,1	0,0	0,0	0,2	1,4	*1,0*	-0,4	-0,6

La **colonna d** "Delta Effetto trascinamento" indica la differenza dell'effetto statistico di trascinamento del 2018 sul 2019 tra il valore stimato nell'ultimo aggiornamento ufficiale e il valore di consuntivo; in sostanza, tale valore mostra di quanto si modificherebbe la previsione annuale del 2019 per effetto dell'aggiornamento dei dati del 2018 a parità di precedenti ipotesi di crescita in ciascun trimestre del 2019. Per il PIL la variazione dell'effetto di trascinamento è negativa e pari a -0,2 punti percentuali. Sull'effetto trascinamento pesa il risultato inferiore alle attese del 4T18 (-0,1 per cento t/t). Risulta lievemente negativo anche il trascinamento sul tasso di crescita del deflatore del PIL con ripercussioni sulla stima del PIL nominale.

La revisione del quadro internazionale rispetto a dicembre viene esplicitata nella **colonna e** ("delta scenario internazionale") che ne mostra l'impatto sulle principali variabili stimato con il modello econometrico del Dipartimento del Tesoro. L'effetto del nuovo quadro internazionale è anch'esso negativo e risente della sensibile revisione al ribasso della domanda mondiale pesata per l'Italia.

In sintesi, l'effetto congiunto delle due variazioni spiega metà della revisione al ribasso del PIL come si evince dalla **colonna i** (c.d. altri fattori) che mostra la differenza tra l'effettiva revisione delle previsioni (colonna h = DEF-DBP) e l'ammontare di revisione suggerito dall'analisi dei dati. L'altra metà della revisione è legata a una dinamica prevista del PIL nel primo semestre 2019 ancora modesta, spiegata da un accresciuto livello di incertezza e dal

rallentamento del manifatturiero europeo, in particolare di quello tedesco, ancora non pienamente colto dalle variabili esogene internazionali.

La tavola R2 offre una sintesi degli impatti sulla crescita del PIL dell'evoluzione del contesto internazionale ponendolo a confronto con quanto ipotizzato nella Nota di aggiornamento di Dicembre 2018.

La dinamica della domanda estera pesata per l'Italia nell'ultimo trimestre del 2018 è risultata più debole rispetto a quanto si era prospettato a dicembre e le stime per il 2019 sono state riviste al ribasso dal 3,9 per cento al 2,3 per cento. Conseguentemente l'impatto negativo della domanda mondiale sulle esportazioni italiane e di conseguenza sul PIL, risulta maggiormente pronunciato nel 2019 con una riduzione della crescita dello 0,3 per cento nel 2019 e dello 0,1 per cento nel 2020. Nel 2021 si stima, invece, un decimo di punto di maggiore crescita.

Gli ultimi mesi del 2018 sono stati caratterizzati da una brusca caduta delle quotazioni del greggio terminata a dicembre, mentre nei primi mesi del 2019 si è assistito ad una risalita dei prezzi. La proiezione attuale basata sui contratti futures prevede una modesta riduzione del prezzo del petrolio fino al 2022. Rispetto a quanto prospettato a dicembre si ha invece un livello dei prezzi leggermente più alto su tutto l'orizzonte di previsione, soprattutto nel 2019 e 2020. Da ciò deriverebbe un impatto negativo di un decimo di punto per il PIL nel 2020.

Sul fronte dei tassi di cambio, nel 2018 si è osservato un deprezzamento dell'euro rispetto al dollaro, che sembra protrarsi anche nei primi mesi del 2019. Per la proiezione delle valute è stata adottata un'ipotesi tecnica che implica che il tasso di cambio resti invariato nel tempo e risulti pari alla media degli ultimi 10 giorni lavorativi. L'aggiornamento del tasso di cambio nominale effettivo rispetto a dicembre vede un maggiore deprezzamento dell'euro rispetto alle altre valute dello 0,6 per cento nel 2019. L'impatto macroeconomico risulta positivo di un decimo di punto percentuale sulla crescita del PIL nel 2019 e nel 2020.

Il profilo dei tassi d'interesse sui titoli di Stato risulta maggiormente accomodante per l'economia nel triennio 2019-2021. Inoltre si prospetta una riduzione del differenziale tra il BTP e il BUND decennale e un miglioramento delle condizioni del credito. Secondo le stime del modello econometrico questi effetti porterebbero un beneficio sulla crescita di due decimi di punto nel 2020, tre decimi nel 2021.

Complessivamente il nuovo contesto internazionale risulta meno favorevole rispetto alla nota di dicembre nel 2019 per effetto del rallentamento della domanda mondiale, compensata solo in parte dai benefici derivanti dal deprezzamento dell'euro. Secondo le stime del modello econometrico l'economia beneficerebbe di 4 decimi di punto sulla crescita nel 2021 per effetto del profilo più favorevole dei tassi d'interesse.

TAVOLA R2: EFFETTI SUL PIL DELLE IPOTESI SULLE ESOGENE INTERNAZIONALI (IMPATTO SUI TASSI DI CRESCITA)

	2018	2019	2020	2021
1. Commercio mondiale	0,0	-0,3	-0,1	0,1
2. Tasso di cambio nominale effettivo	0,0	0,1	0,1	0,0
3. Prezzo del petrolio	0,0	0,0	-0,1	0,0
3. Ipotesi tassi d'interesse	0,0	0,0	0,2	0,3

FOCUS

Un'analisi di rischio (o di sensitività) sulle variabili esogene

Lo scenario internazionale prospettato nel quadro macroeconomico tendenziale concorre in maniera determinante a designare l'evoluzione dell'economia italiana, notoriamente aperta con gli scambi con l'estero. La dinamica del commercio mondiale, il profilo dei tassi di cambio, le quotazioni petrolifere e le condizioni dei mercati finanziari delineano lo scenario internazionale di riferimento ed il profilo di queste variabili riflette metodi di proiezione di

norma impiegati presso i principali centri di previsione nazionale ed internazionale. Poiché l'andamento prospettato per queste variabili è caratterizzato da incertezza, appare opportuno offrire una valutazione di alcuni degli elementi di rischio insiti nel quadro tendenziale. Tramite il modello econometrico ITEM sono stati quindi simulati alcuni scenari alternativi con un profilo delle principali variabili esogene internazionali differente da quello prefigurato nel quadro tendenziale per poter valutare il possibile impatto sulla crescita dell'economia italiana. In particolare, sono stati disegnati quattro scenari alternativi ciascuno dei quali si focalizza su uno specifico elemento di rischio (positivo e negativo) per l'economia nazionale. Le prime tre simulazioni si riferiscono a variabili esogene del quadro internazionale: rispettivamente la domanda mondiale, il tasso di cambio nominale effettivo per l'Italia e il prezzo del petrolio.

L'ultimo semestre del 2018 è stato caratterizzato da un progressivo rallentamento del commercio mondiale che ha comportato una revisione al ribasso delle sue prospettive di crescita per il 2019. Si prefigura per l'anno in corso un tasso di crescita della domanda mondiale pesata per l'Italia del 2,3 per cento più contenuta rispetto sia a quella del 2018 sia a quanto indicato per quest'anno nell'ultima Nota di aggiornamento del DEF. In tale quadro la dinamica della domanda mondiale accelera nel 2020 (3,9 per cento), per poi stabilizzarsi nei due anni successivi (rispettivamente 3,8 e 3,7 per cento). Tuttavia l'incertezza sulle prospettive di crescita di alcune economie emergenti, induce a considerare uno scenario ulteriormente sfavorevole in cui il tasso di crescita della domanda mondiale pesata per l'Italia sia inferiore, rispetto al profilo delineato nello scenario di riferimento, di 3 decimi di punto nel 2019 e di un punto percentuale nei tre anni successivi[18].

Per quanto riguarda l'andamento dei tassi di cambio, nel quadro tendenziale si adotta l'ipotesi tecnica per cui i livelli dei tassi di cambio sono mantenuti costanti nell'orizzonte di previsione;[19] nello scenario alternativo si utilizzano invece i tassi di cambio bilaterali a termine alle diverse scadenze contrattuali fino al 2022 (*forward exchange rates*). Questo approccio dà luogo a un deprezzamento del tasso di cambio effettivo nominale inferiore nel 2019 rispetto a quanto prefigurato nello scenario di base (dello 0,7 e dello 0,4 per cento, rispettivamente). Nel triennio successivo vi sarebbe, invece, un apprezzamento dell'euro (inteso come variazione del tasso di cambio nominale effettivo) complessivo del 3,2 per cento rispetto alla invarianza prospettata nello scenario tendenziale.

Il terzo scenario di rischio riguarda le quotazioni del petrolio. Il profilo previsto nel quadro tendenziale si basa sui prezzi dei contratti *future* sul greggio e prospetta una graduale riduzione del prezzo del petrolio che nel 2019 è previsto a 64,8 dollari al barile fino a raggiungere i 61,7 dollari nel 2022. Nello scenario alternativo si ipotizzano livelli del prezzo del greggio in ogni anno superiori di 10 dollari rispetto ai livelli del quadro tendenziale a partire dal secondo trimestre 2019 (nel 2019, ad esempio, si ipotizza una quotazione del petrolio di 72 dollari al barile).

Infine, con riferimento alle condizioni finanziarie dell'economia viene considerato uno scenario più favorevole rispetto al quadro tendenziale. In particolare, si ipotizza uno scenario di maggior fiducia da parte dei risparmiatori e degli operatori finanziari in cui il tasso di rendimento dei BTP a dieci anni sarebbe inferiore di 100 punti base a partire dal secondo trimestre 2019 rispetto ai livelli corrispondenti del quadro di riferimento. In questo scenario, dunque, i livelli più contenuti dello spread BTP-Bund si traslerebbero, in parte, nei tassi di interesse applicati dalle banche rendendo maggiormente favorevoli le condizioni di credito verso i soggetti privati.

[18] Il nuovo profilo della domanda mondiale pesata per l'Italia è il risultato di una riduzione del tasso di crescita rispetto al trimestre precedente dello 0,25 per cento a partire dal 2° trimestre 2019.

[19] Si considera la media delle quotazioni giornaliere più recenti, quelle registrate negli ultimi dieci giorni lavorativi.

I risultati dell'analisi di sensibilità del quadro macroeconomico tendenziale ai diversi elementi di rischio sono riportati nella Tavola R1. La minore crescita della domanda mondiale indebolirebbe la dinamica delle esportazioni italiane e porterebbe ad una minore crescita del prodotto nel quadriennio 2019-2022. Nel 2022 il livello del PIL risulterebbe inferiore di circa 0,7 punti percentuali rispetto al corrispondente livello del quadro tendenziale. Anche l'apprezzamento dell'euro (in particolare del tasso di cambio nominale effettivo per l'economia italiana) e l'aumento del prezzo del petrolio costituiscono elementi di possibile freno alla crescita dei prossimi anni. Sul fronte delle condizioni finanziarie, l'ipotesi di scenario più favorevole associata a minori premi per il rischio richiesti dagli investitori si tradurrebbe in effetti favorevoli sul PIL nonché sui consumi e gli investimenti.

Per concludere, a causa dell'incertezza del quadro internazionale sono stati ipotizzati tre scenari di rischio che concorrono a indebolire il profilo di crescita dell'economia italiana tramite una domanda estera meno vivace o una dinamica meno favorevole del tasso di cambio e del prezzo del greggio. Il miglioramento delle condizioni finanziarie, al contrario, produrrebbe benefici che si trasmetterebbero in primo luogo alla domanda interna.

TAVOLA R1: EFFETTI SUL PIL DEGLI SCENARI DI RISCHIO (impatto sui tassi di crescita)

	2019	2020	2021	2022
Commercio mondiale	-0,1	-0,2	-0,2	-0,2
Tasso di cambio nominale effettivo	0,0	-0,2	-0,4	-0,3
Prezzo del Petrolio	-0,1	-0,3	-0,1	0,0
Ipotesi migliori condizioni finanziarie	0,0	0,3	0,4	0,4

La revisione al ribasso tiene conto anche di una valutazione sui rischi geopolitici di medio termine. Nell'ultimo anno di previsione il tasso di crescita del PIL è stimato sotto l'1 per cento: il maggior grado di incertezza della previsione, connesso ad un orizzonte temporale più lungo, rende infatti opportuna l'adozione di un approccio tecnico in base al quale il trend di crescita dell'economia converge verso quello del prodotto potenziale. Durante l'intero arco previsivo il principale motore della crescita sarebbe rappresentato dalla domanda interna, mentre la domanda estera fornirebbe un contributo marginalmente positivo solo a fine periodo.

Nello scenario tendenziale la spesa per consumi delle famiglie sarà sostenuta, a partire dalla fine del secondo trimestre 2019, dall'entrata in vigore delle due misure della L. n. 26/2019: il Reddito di Cittadinanza e il canale di pensionamento anticipato (c.d. Quota 100) grazie al ricambio generazionale degli occupati. L'effetto dei due provvedimenti sul PIL e sulle principali componenti è descritto nei due seguenti riquadri.

D'altra parte nel 2020-2021 l'effetto positivo dei due provvedimenti viene in parte ridimensionato dagli effetti dell'attivazione degli aumenti dell'IVA così come previsti nella Legge di Bilancio 2019. Nonostante non venga ipotizzata una traslazione completa sui prezzi, l'aumento dei prezzi al consumo inciderebbe sul reddito disponibile reale con ricadute sulla propensione al consumo: il tasso di risparmio si ridurrebbe lievemente, attestandosi poco sopra l'8 per cento a fine periodo.

Gli investimenti, in progressivo rallentamento dalla seconda metà del 2018, sono previsti solo in lieve crescita nel 2019 per poi tornare su un sentiero di espansione modesto negli anni successivi.

Per l'anno in corso la debolezza degli investimenti in macchinari risente del contesto globale incerto in particolare per le tensioni commerciali ancora in atto

tra USA e Cina. Inoltre potrebbero influire condizioni di erogazione del credito meno favorevoli. In gennaio, i dati sui prestiti alle imprese hanno riportato un segno negativo; inoltre nelle indagini sul credito bancario è emerso un lieve restringimento del credito alle imprese. Dal 2020 inciderebbe positivamente la ripresa dell'export.

Gli investimenti in costruzioni crescerebbero a tassi moderati grazie alla componente residenziale favorita dalla politica monetaria accomodante e dagli incentivi alla ristrutturazione.

Le esportazioni aumenterebbero in media a un tasso inferiore a quello dei mercati esteri rilevanti per l'Italia a causa dell'incertezza generata dalle tensioni commerciali. Anche le importazioni riporterebbero un profilo di crescita moderato in linea con la domanda interna. Il saldo delle partite correnti risulterebbe pari a 2,5 punti percentuali di PIL a fine periodo.

La dinamica del mercato del lavoro è influenzata dalla debole fase ciclica e dagli effetti della L. n.26 del 28 marzo 2019 sul Reddito di Cittadinanza e Quota 100. Il numero degli occupati di forze lavoro si riduce dello 0,3 per cento e torna in territorio positivo successivamente con una crescita dello 0,6 per cento a fine periodo. Nel 2019 prosegue l'aumento delle ore lavorate per occupato poiché si ipotizza solo una parziale sostituzione degli aderenti a quota 100 in fase di prima attuazione. Sia il Reddito di Cittadinanza che Quota 100 hanno un impatto sull'offerta di lavoro: il primo provvedimento porterà a un aumento delle forze di lavoro mentre il secondo agirà in senso opposto. Tenuto conto delle ipotesi adottate per le simulazioni e la fase ciclica debole, il tasso di disoccupazione è previsto in lieve aumento nel 2019 (11,0 per cento) e nel 2020 (11,2) e in progressiva riduzione fino a tornare sui livelli del 2018 a fine periodo. La dinamica dei salari pro-capite rallenterà nel 2019 rispetto al 2018 e resterà modesta nel triennio successivo. Il tasso di crescita del costo del lavoro per unità di prodotto, risentendo della moderata crescita della produttività, aumenterà in media dell'1 per cento nell'orizzonte di previsione (2019-2022).

L'inflazione resterà contenuta nel 2019 (1,0 per cento) per effetto della caduta dei prezzi dei beni energetici e del rallentamento della domanda interna. Nel 2020 e 2021 la crescita dei prezzi risente dell'aumento delle aliquote IVA.

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Una valutazione dell'impatto macroeconomico delle misure relative al Reddito di Cittadinanza

Lo scopo di questo riquadro è valutare gli effetti macroeconomici degli interventi in materia di reddito e pensione di cittadinanza adottati con il D.L. n. 4 del 28 gennaio 2019, convertito, con modificazioni, dalla L. n. 26 del 28 marzo 2019. Il Reddito di Cittadinanza è uno schema di sostegno al reddito per le famiglie in condizioni economiche di povertà, accompagnato da misure per favorire la partecipazione al mercato del lavoro dei beneficiari e il loro inserimento nel mondo del lavoro.

Il provvedimento definisce la platea di individui a cui è rivolto il beneficio, i requisiti economico-patrimoniali per potervi accedere e l'importo annuo dello stesso, che varia a seconda della composizione familiare, del reddito e del titolo di godimento della casa di abitazione. Nel 2019 le risorse di finanza pubblica stanziate con la Legge di Bilancio per l'intervento ammontano a 7,1 miliardi, di cui 5,6 miliardi per l'erogazione del Reddito di Cittadinanza, a cui si aggiungono 274 milioni per il proseguimento del Reddito di Inclusione. L'ammontare rimanente del fondo stanziato è stato considerato come maggiore spesa per il rafforzamento dei centri per l'impiego e delle politiche attive del lavoro. Nel

2020 e 2021 gli stanziamenti complessivi sono pari, rispettivamente, a 8,1 e 8,3 miliardi, di cui 7,2 e 7,4 miliardi per l'erogazione del beneficio e il resto per i centri per l'impiego e le politiche attive del lavoro. Un costo complessivo di 8,3 miliardi è previsto per il 2022 e per gli anni successivi.

Secondo le stime dell'Istat, i percettori del reddito e della pensione di cittadinanza potrebbero essere 2 milioni e 706 mila individui, di cui un milione e 791 mila in età da lavoro (16-64 anni); tra questi ultimi, il 57 per cento risulterebbe occupato o in cerca di occupazione. Poiché la fruizione del Reddito di Cittadinanza è condizionata allo svolgimento di attività di ricerca di lavoro, il provvedimento dovrebbe indurre sin dall'inizio un incremento della partecipazione al mercato del lavoro tramite il ricorso ai centri per l'impiego anche da parte di individui in precedenza inattivi sul mercato del lavoro. L'Istat ha stimato in 470 mila unità l'incremento dello stock di forze di lavoro associato all'introduzione dell'intervento.

La valutazione del Reddito di Cittadinanza in termini di impatto macroeconomico è stata effettuata con il modello econometrico ITEM. Nel disegno della simulazione si è proceduto nel modo seguente. L'erogazione del reddito e della pensione di cittadinanza è assimilata a un trasferimento corrente alle famiglie e si ipotizza un loro incremento rispetto allo scenario di base dal secondo trimestre del 2019. I costi per rafforzare i centri per l'impiego sono classificati come maggiore spesa pubblica per aumentare il numero degli addetti di queste strutture. Si ipotizza, poi, in linea con la stima dell'Istat, un incremento esogeno delle forze di lavoro rispetto allo scenario di base a partire dal secondo trimestre del 2019, che raggiunge nel secondo trimestre del 2020 le 470 mila unità e permane a tale livello negli anni successivi. Tale incremento avviene gradualmente, anche a causa delle caratteristiche tecniche dell'indagine campionaria dell'Istat sulle forze di lavoro, sulla quale si basano i dati statistici su occupazione e disoccupazione considerati nella previsione macroeconomica.

Nell'esercizio di valutazione sono state adottate alcune ipotesi aggiuntive. In primo luogo, si è ipotizzata una propensione marginale al consumo rispetto al reddito disponibile pari, sin dall'inizio, a 0,8. Tale livello coincide con quello implicito nel modello sebbene, in quest'ultimo, esso sia raggiunto più gradualmente nel corso del tempo. Tale scelta tiene conto dell'evidenza secondo cui gli individui meno abbienti, quelli a cui si rivolge la misura, hanno, anche nel breve periodo, una propensione al consumo più elevata di quella media e del fatto che ITEM, in quanto modello aggregato, non è in grado di cogliere l'eterogeneità dei comportamenti a seconda del reddito individuale. Inoltre, il provvedimento prevede penalizzazioni nel caso in cui l'erogazione mensile del beneficio economico non si traduca, nel mese stesso, in spesa per consumi. D'altro canto, un livello di 0,8 per la propensione al consumo risulta coerente con l'ipotesi che taluni beneficiari del sussidio possano accrescere la loro propensione al risparmio con riferimento ai redditi diversi dal Reddito di Cittadinanza.

Un altro aspetto riguarda l'andamento delle retribuzioni medie e dell'occupazione. In generale, un aumento esogeno della partecipazione al mercato del lavoro dovrebbe indurre un incremento del tasso di disoccupazione e, di conseguenza, una tendenza deflattiva per i salari. Nel modello concorrono a questo effetto sia l'aumento dell'offerta di lavoro rispetto allo scenario di base, sia il minor potere negoziale dei lavoratori in presenza di un più elevato tasso di disoccupazione. Nella simulazione del modello, tuttavia, si è ipotizzato di mantenere le retribuzioni invariate rispetto allo scenario di base per i primi due anni dell'orizzonte di simulazione, dato che l'aumento esogeno dell'offerta di lavoro associato alle iscrizioni ai centri per l'impiego è inizialmente di natura puramente statistica e si manifesterà in concreto nel corso del tempo. Al contrario, a partire dal terzo anno (2021), viene consentito alle retribuzioni di variare endogenamente nel modello; queste tendono a ridursi rispetto ai livelli dello scenario di base, anche perché i salari di ingresso dei nuovi occupati sono verosimilmente inferiori rispetto alla retribuzione media dell'economia. Ciò

avviene nonostante il provvedimento abbia stabilito una soglia minima di retribuzione (858 euro) rispetto alla quale valutare se una proposta di lavoro sia da ritenersi congrua e il suo rifiuto comporti la perdita del Reddito di Cittadinanza.

Inoltre, è ragionevole ipotizzare che il rafforzamento dei centri per l'impiego possa in parte migliorare il funzionamento del mercato del lavoro, concorrendo a generare dal terzo anno effetti positivi sull'occupazione in aggiunta a quelli rinvenibili dal primo anno con la maggior domanda aggregata innescata dall'intervento. L'incremento della quantità domandata di lavoro tende a far in parte riassorbire l'aumento del tasso di disoccupazione rispetto allo scenario di base e si accompagna comunque a livelli retributivi inferiori a quelli dello scenario di base. Nel medio-lungo periodo, si auspica che l'effetto delle politiche attive in termini di maggiore formazione, unitamente all'effetto di livello generato dal salario definito nel provvedimento per considerare congrua una proposta di lavoro, possano agire sulle retribuzioni portandole al di sopra dei livelli dello scenario di base. Questo implicherebbe una riduzione della platea dei fruitori del Reddito di Cittadinanza, in quanto una porzione maggiore degli occupati con redditi bassi percepirebbe un salario superiore a quello fissato come soglia per accedere alla misura di sostegno.

L'impatto macroeconomico dell'intervento sul Reddito di Cittadinanza è riportato nella Tavola R1. Il tasso di variazione percentuale del PIL si accrescerebbe rispetto allo scenario di base di 0,2 punti percentuali sia nel 2019 sia nel 2020 e di 0,1 punti percentuali nel 2021. Dopo quattro anni, nel 2022, il livello del prodotto risulterebbe superiore, rispetto a quello dello scenario di base, di 0,5 punti percentuali. Tenendo conto che il costo complessivo di finanza pubblica dell'intervento è pari ex-ante a circa 0,4 punti percentuali di PIL in ciascun anno, i risultati riportati nella Tavola riflettono un moltiplicatore implicito sul prodotto pari a 0,6 nel primo anno, a 1 nel secondo e a 1,1 nel terzo.

TAVOLA R1: UNA VALUTAZIONE DELL'IMPATTO MACROECONOMICO DEL REDDITO DI CITTADINANZA (differenze rispetto allo scenario di base nei tassi di variazione percentuali)

	2019	2020	2021	2022
PIL	0,2	0,2	0,1	0,0
Deflatore del PIL	0,1	0,0	0,0	0,0
Deflatore dei Consumi	0,0	0,0	0,1	0,0
Consumi	0,5	0,2	0,1	0,1
Investimenti	0,1	0,4	0,0	0,0
Esportazioni	0,0	0,0	0,0	0,0
Importazioni	0,1	0,4	0,0	0,2
Occupazione	0,1	0,2	0,4	0,4
Tasso di partecipazione (*)	0,4	1,2	1,3	1,5
Tasso di disoccupazione (*)	0,4	1,3	1,2	0,9

(*) Differenza rispetto allo scenario di base

A determinare questo effetto espansivo sui livelli di attività economica concorrono i consumi indotti dal più elevato reddito disponibile dovuto allo schema di sostegno al reddito e alla maggiore occupazione. Quest'ultima, nel 2022, risulterebbe maggiore di 1,1 punti percentuali rispetto ai livelli dello scenario di base, con un numero maggiore di occupati pari a circa 260 mila unità.[20] Riguardo al tasso di disoccupazione, esso si

[20] Tale incremento potrebbe ritenersi troppo ottimistico ove si tenesse conto delle evidenze empiriche recenti circa l'incidenza dei posti di lavoro vacanti sul numero degli occupati (*vacancy rate*) in Italia. Tale incidenza è pari infatti a circa 1,2 punti percentuali, un livello solo di poco inferiore al previsto incremento percentuale dell'occupazione nel quarto anno dell'orizzonte di simulazione (1,1 per cento). Si fa presente, tuttavia, che l'altra misura contenuta nel decreto in corso di conversione in legge, quella sulle pensioni, denominata "quota 100", potrebbe condurre, per sua natura, ad accrescere in modo sensibile il *vacancy rate* in concomitanza con le decisioni individuali di prepensionamento.

accrescerebbe, fino a raggiungere nel 2020 un livello superiore rispetto a quello dello scenario di base per 1,3 punti percentuali. Negli anni successivi tale divario si andrebbe gradualmente assottigliando.

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Una valutazione degli effetti macroeconomici delle misure in materia di pensioni

Il D.L. n. 4 del 28 gennaio 2019, convertito, con modificazioni, dalla L. n. 26 del 28 marzo 2019, contiene, oltre al Reddito di Cittadinanza, diverse misure in materia pensionistica. La principale modifica normativa riguarda il nuovo canale di accesso al trattamento pensionistico, con l'introduzione del requisito congiunto di anzianità contributiva non inferiore a 38 anni e un'età anagrafica di almeno 62 anni (c.d. "Quota 100"). La possibilità di anticipare il trattamento pensionistico mediante il meccanismo di "Quota 100" è consentita soltanto agli individui che maturano i requisiti indicati nel triennio 2019-2021. Inoltre, l'anzianità contributiva per l'accesso alla pensione anticipata viene ridotta di cinque mesi, portandola a 42 anni e 10 mesi per gli uomini e a 41 anni e 10 mesi per le donne. Si stabilisce anche che, fino all'anno 2026, tali requisiti non siano soggetti all'adeguamento connesso all'aumento della speranza di vita.[21] Nella relazione tecnica al decreto, sulla base di stime della propensione al pensionamento anticipato (*take-up rate*), viene tra l'altro previsto il maggior numero di trattamenti pensionistici alla fine di ciascun anno in relazione al provvedimento, unitamente al corrispondente onere annuale per la finanza pubblica. In particolare, il maggior numero di pensioni associate al provvedimento è stimato pari a 290 mila unità a fine 2019, 327 mila a fine 2020 e 356 e 296 mila, rispettivamente, a fine 2021 e 2022. Nei primi quattro anni la maggiore spesa ammonterebbe a 3,8 miliardi di euro nel 2019, 7,9 miliardi nel 2020, 8,4 miliardi nel 2021 e 7,9 miliardi nel 2022. Per i lavoratori dipendenti privati che fruiscono del pensionamento con i nuovi requisiti, occorre considerare anche l'erogazione anticipata del TFR devoluto al fondo di gestione tenuto dall'INPS. Gli effetti per la finanza pubblica relativi a questo aspetto configurano un onere di 585 milioni nel 2019 mentre risultano più contenuti nel 2020 e 2021; configurano invece un risparmio per gli anni successivi.

In questo riquadro si presentano i risultati di un esercizio di valutazione dell'impatto macroeconomico dell'intervento effettuato con il modello econometrico ITEM. L'incremento del numero dei trattamenti pensionistici è stato distribuito per tipologia di lavoratore beneficiario secondo le stime della relazione tecnica, che distingue, alla fine di ogni anno, i pensionamenti anticipati per i lavoratori dipendenti del settore privato, i lavoratori autonomi e i dipendenti pubblici. Con queste modalità è stata dunque imposta nel modello la riduzione esogena dell'occupazione per ciascuno dei tre comparti.

A parità di altre condizioni, la contrazione del numero degli occupati a seguito del nuovo canale di accesso al pensionamento porterebbe a una corrispondente riduzione delle forze di lavoro. Una riduzione di pari entità dell'occupazione e delle forze di lavoro spingerebbe al rialzo il tasso di disoccupazione rispetto allo scenario di base. Tuttavia, il turn-over generazionale, ovvero la sostituzione dei lavoratori che optano per la "quota 100" con nuovi assunti, spinge nella direzione opposta. Se ipotizziamo che i nuovi assunti provengano integralmente dai ranghi dei disoccupati, un tasso di sostituzione del 10 per cento sarebbe sufficiente a garantire l'invarianza del tasso di disoccupazione. Quindi, se,

[21] Rispetto alla data di maturazione del requisito, la L. 26/2019 prevede per i lavoratori del settore privato una finestra di tre mesi per l'accesso al pensionamento con prima decorrenza utile il 1° aprile 2019. Per gli addetti del settore pubblico la finestra è di sei mesi con prima decorrenza utile il 1° agosto 2019 (il 1° settembre per i soli lavoratori del comparto scuola). La legge contiene varie altre misure che incidono sulla spesa pensionistica. Tra queste, l'opzione donna, la proroga dell'APE sociale e la sospensione fino al 2026 dell'adeguamento all'aumento della speranza di vita dei requisiti per l'accesso alla pensione anticipata dei lavoratori precoci. Nella valutazione dell'impatto macroeconomico degli interventi in materia di pensioni, anche questi provvedimenti sono stati inclusi.

com'è plausibile, il turn-over generazionale sarà superiore al 10 per cento, il tasso di disoccupazione scenderà a parità di altre condizioni.

I risultati sono riportati nella Tavola R1. Il tasso di variazione percentuale del PIL si manterrebbe invariato nel 2019 rispetto allo scenario di base, aumenterebbe di 0,1 punti percentuali sia nel 2020 sia nel 2021 e rimarrebbe invariato nel 2022. Dopo quattro anni, nel 2022, il livello del prodotto risulterebbe quindi lievemente accresciuto di 0,2 punti percentuali rispetto allo scenario di base. All'andamento del PIL del 2019 contribuisce negativamente la riduzione del valore aggiunto del settore pubblico, misurato sulla base del numero degli occupati nella PA.

TAVOLA R1: UNA VALUTAZIONE DELL'IMPATTO MACROECONOMICO DELLE MISURE IN MATERIA PREVIDENZIALE (differenze rispetto allo scenario di base nei tassi di variazione percentuali)

	2019	2020	2021	2022
PIL	0,0	0,1	0,1	0,0
Deflatore del PIL	-0,1	0,0	0,1	0,2
Deflatore dei Consumi	-0,1	-0,1	0,1	0,2
Consumi	0,1	0,2	0,2	0,0
Occupazione	-0,3	-0,2	0,1	0,1
Tasso di partecipazione (*)	-0,1	-0,3	-0,3	-0,3
Tasso di disoccupazione (*)	-0,2	-0,6	-0,8	-0,9

(*) Differenza rispetto allo scenario di base.

La dinamica dell'occupazione nella seconda metà del 2019 risentirebbe della fuoriuscita dal mercato del lavoro degli aderenti al provvedimento e della loro parziale sostituzione con nuovi occupati. Il tasso di sostituzione è stimato dal modello ITEM e risulta pari a circa il 35 per cento. Negli anni successivi la percentuale di sostituzione stimata dal modello si attesta su valori tra il 70 e l'80 per cento dei pensionamenti anticipati.[22] La graduale riduzione del tasso di disoccupazione, rispetto allo scenario di base, raggiungerebbe i 0,9 punti percentuali nel quarto anno (il 2022). Ciò, unitamente al fatto che un minor tasso di disoccupazione genera una lieve pressione al rialzo sulle retribuzioni, concorrerebbe a produrre effetti positivi sui consumi privati, che, dopo tre anni, risulterebbero maggiori rispetto allo scenario di base di 0,5 punti percentuali.

I risultati ottenuti evidenziano un aumento della produttività del lavoro rispetto allo scenario base, che raggiunge 0,5 punti percentuali nel terzo anno. Tale incremento si ricondurrebbe ad una maggiore intensità di utilizzo del fattore lavoro, soprattutto all'inizio del periodo di simulazione. Successivamente, la graduale immissione di nuovi assunti nel processo produttivo riporterebbe la produttività verso i livelli dello scenario di base. Gli effetti sulla retribuzione media sono inizialmente negativi (per via del cambiamento di composizione degli occupati), mentre successivamente diventano positivi. Ciò si rifletterebbe anche sul tasso di variazione del deflatore del PIL, leggermente inferiore nel primo anno rispetto allo scenario di base, nullo nel secondo e positivo nel 2021 e nel 2022.

[22] Gli effetti del provvedimento relativo all'introduzione del Reddito di Cittadinanza e alla riforma dei centri per l'impiego, incluso nella L. 26/2019, dovrebbe generare un aumento dell'offerta di lavoro, concorrendo in tal modo a riempire le posizioni lavorative lasciate vacanti dai pensionamenti anticipati.

TAVOLA II.1: QUADRO MACROECONOMICO tendenziale (variazioni percentuali, salvo ove non diversamente indicato)

	2018	2019	2020	2021	2022
ESOGENE INTERNAZIONALI					
Commercio internazionale	3,8	2,5	3,7	3,8	3,9
Prezzo del petrolio (Brent, USD/barile, futures)	71,3	64,8	64,6	62,9	61,7
Cambio dollaro/euro	1,181	1,135	1,134	1,134	1,134
MACRO ITALIA (VOLUMI)					
PIL	0,9	0,1	0,6	0,7	0,9
Importazioni	2,3	2,2	2,5	2,5	2,5
Consumi finali nazionali	0,5	0,4	0,6	0,6	0,6
Consumi famiglie e ISP	0,6	0,6	0,6	0,7	0,8
Spesa della PA	0,2	-0,3	0,4	0,1	0,0
Investimenti	3,4	0,7	1,2	1,3	1,5
- macchinari, attrezzature e beni immateriali	2,1	0,1	1,1	1,3	1,6
- mezzi di trasporto	14,5	-1,4	1,3	1,4	1,4
- costruzioni	2,6	1,4	1,3	1,3	1,4
Esportazioni	*1,9*	*2,1*	*2,3*	*2,5*	*2,6*
p.m. saldo corrente bilancia pagamenti in % PIL	2,6	2,6	2,5	2,5	2,5
CONTRIBUTI ALLA CRESCITA DEL PIL (1)					
Esportazioni nette	-0,1	0,0	0,0	0,0	0,1
Scorte	0,0	-0,2	0,0	0,0	0,0
Domanda nazionale al netto delle scorte	1,0	0,4	0,7	0,7	0,8
PREZZI					
Deflatore importazioni	2,9	1,7	1,8	1,7	1,6
Deflatore esportazioni	1,7	1,4	1,7	1,6	1,6
Deflatore PIL	0,8	1,0	1,9	1,7	1,5
PIL nominale	*1,7*	*1,2*	*2,6*	*2,5*	*2,4*
Deflatore consumi	*1,1*	*1,0*	*2,3*	*1,8*	*1,5*
LAVORO					
Costo lavoro	2,0	1,2	1,3	1,2	1,6
Produttività (misurato su PIL)	0,1	0,3	0,4	0,3	0,3
CLUP (misurato su PIL)	1,9	0,9	0,9	1,0	1,3
Occupazione (ULA)	0,8	-0,2	0,2	0,5	0,6
Tasso di disoccupazione	10,6	11,0	11,2	10,9	10,6
Tasso di occupazione (15-64 anni)	*58,5*	*58,7*	*58,9*	*59,3*	*59,8*
p.m. PIL nominale (valori assoluti in milioni euro)	*1.756.982*	*1.777.899*	*1.823.329*	*1.868.945*	*1.914.457*

(1) Eventuali imprecisioni derivano dagli arrotondamenti.

(2) Fonte: ISTAT.

Nota: Il quadro macroeconomico relativo alle esogene internazionali è stato elaborato sulla base delle informazioni disponibili al 9 aprile 2019.

PIL e componenti in volume (valori concatenati anno di riferimento 2010), dati non corretti per i giorni lavorativi.

Scenario programmatico

Come descritto nel capitolo 1, lo scenario programmatico include gli effetti sull'economia italiana dei due decreti legge, presentati contestualmente al Programma di Stabilità, contenenti misure di stimolo agli investimenti privati e delle amministrazioni territoriali (D.L. 'Crescita') e misure volte a snellire le procedure di approvazione delle opere pubbliche (D.L. 'Sblocca Cantieri'). Lo scenario programmatico conferma la legislazione vigente in materia fiscale in attesa di definire misure alternative nel corso dei prossimi mesi, in preparazione

della Legge di Bilancio 2020. Si prevedono, inoltre, maggiori investimenti pubblici, soprattutto per il 2020 e 2021.

TAVOLA II.2: IPOTESI DI BASE

	2018	2019	2020	2021	2022
Tasso di interesse a breve termine (1)	n.d.	-0,01	0,85	1,75	2,39
Tasso di interesse a lungo termine	2,54	2,73	3,13	3,49	3,77
Tassi di cambio dollaro/euro	1,181	1,135	1,134	1,134	1,134
Variazione del tasso di cambio effettivo nominale	2,8	-0,7	0,0	0,0	0,0
Tasso di crescita dell'economia mondiale, esclusa UE	3,9	3,3	3,5	3,6	3,6
Tasso di crescita del PIL UE	1,9	1,5	1,7	1,6	1,6
Tasso di crescita dei mercati esteri rilevanti per l'Italia	3,9	2,3	3,9	3,8	3,7
Tasso di crescita delle importazioni in volume, esclusa UE	3,9	2,4	4,0	4,1	4,1
Prezzo del petrolio (Brent, USD/barile)	71,3	64,8	64,6	62,9	61,7

(1) Per tasso di interesse a breve termine si intende la media dei tassi previsti sui titoli di Stato a 3 mesi in emissione durante l'anno. Per tasso di interesse a lungo termine si intende la media dei tassi previsti sui titoli di Stato a 10 anni in emissione durante l'anno.

TAVOLA II.3a: PROSPETTIVE MACROECONOMICHE

	2018	2018	2019	2020	2021	2022
	Livello (1)	Variazioni %				
PIL reale	1.614.865	0,9	0,2	0,8	0,8	0,8
PIL nominale	1.756.982	1,7	1,2	2,8	2,6	2,3
COMPONENTI DEL PIL REALE						
Consumi privati (2)	969.098	0,6	0,6	0,7	0,7	0,6
Spesa della PA (3)	314.173	0,2	-0,4	0,8	0,1	-0,1
Investimenti fissi lordi	296.078	3,4	1,4	2,0	1,8	1,6
Scorte (in percentuale del PIL)		0,0	-0,2	0,0	0,0	0,0
Esportazioni di beni e servizi	517.576	1,9	2,1	2,3	2,4	2,6
Importazioni di beni e servizi	484.721	2,3	2,2	2,7	2,6	2,5
CONTIRIBUTI ALLA CRESCITA DEL PIL REALE						
Domanda interna	-	1,0	0,5	0,9	0,8	0,7
Variazione delle scorte	-	0,0	-0,2	0,0	0,0	0,0
Esportazioni nette	-	-0,1	0,0	-0,1	0,0	0,1

(1) Milioni.
(2) Spesa per consumi finali delle famiglie e delle istituzioni sociali private senza scopo di lucro al servizio delle famiglie (I.S.P.).
(3) PA= Pubblica Amministrazione.
Nota: eventuali imprecisioni derivano da arrotondamenti.

Gli effetti dei suddetti provvedimenti sull'economia comporteranno una crescita aggiuntiva del PIL di 0,1 punti percentuali nel 2019, 0,2 punti percentuali nel 2020 e 0,1 punti percentuali nel 2021. Per contro, nell'ultimo anno della previsione, il 2022, la crescita del PIL risulterebbe inferiore a quella tendenziale per 0,1 punti percentuali, in ragione di un obiettivo di deficit più sfidante e di misure di contenimento della spesa pubblica e di contrasto all'evasione fiscale.

Nel 2019 la crescita del PIL reale risulterà pertanto pari allo 0,2 per cento e nel triennio successivo allo 0,8 per cento. Rispetto al quadro macroeconomico tendenziale la maggiore crescita negli anni 2019-2021 proviene essenzialmente dalla componente degli investimenti fissi lordi.

TAVOLA II.3b: PREZZI

	2018 Livello	2018	2019	2020	2021	2022
Deflatore del PIL	108,8	0,8	1,0	2,0	1,8	1,6
Deflatore dei consumi privati	110,1	1,1	1,0	2,3	1,9	1,6
IPCA	102,5	1,1	1,0	2,3	1,9	1,6
Deflatore dei consumi pubblici	105,3	2,1	0,7	1,2	0,0	0,4
Deflatore degli investimenti	106,6	0,5	0,6	1,6	1,9	1,7
Deflatore delle esportazioni	107,8	1,7	1,4	1,7	1,7	1,6
Deflatore delle importazioni	106,0	2,9	1,7	1,8	1,7	1,5

TAVOLA II.3c: MERCATO DEL LAVORO

	2018 Livello	2018	2019	2020	2021	2022
Occupati di contabilità nazionale	25.335	0,9	-0,3	0,2	0,7	0,6
Monte ore lavorate	43.641.891	1,1	-0,2	0,3	0,7	0,6
Tasso di disoccupazione		10,6	11,0	11,1	10,7	10,4
Produttività del lavoro misurata sugli occupati	63.739	0,0	0,6	0,6	0,0	0,0
Produttività del lavoro misurata sulle ore lavorate	37,0	-0,2	0,4	0,5	0,1	0,1
Redditi da lavoro dipendente	706.934	3,3	1,3	1,8	1,9	2,2
Costo del lavoro	41.265	2,0	1,2	1,5	1,3	1,6

(1) Unità di misura: migliaia di unità per gli occupati di contabilità nazionale e il monte ore lavorate; euro a valori costanti per la produttività del lavoro; milioni di euro a valori correnti per i redditi da lavoro dipendente ed euro per il costo del lavoro.

TAVOLA II.3D: CONTI SETTORIALI

% PIL	2018	2019	2020	2021	2022
Accreditamento/indebitamento netto con il resto del mondo	2,3	2,3	2,2	2,1	2,1
Bilancia dei beni e servizi	2,5	2,5	2,3	2,3	2,4
Bilancia dei redditi primari e trasferimenti	-0,1	-0,1	-0,1	-0,1	-0,2
Conto capitale	-0,1	-0,1	-0,1	-0,1	-0,1
Indebitamento/surplus del settore privato	4,5	4,7	4,3	4,0	3,6
Indebitamento/surplus delle Amministrazioni Pubbliche	-2,1	-2,4	-2,1	-1,8	-1,5

III. INDEBITAMENTO NETTO E DEBITO PUBBLICO

III.1 DATI DI CONSUNTIVO E PREVISIONI A LEGISLAZIONE VIGENTE

Le stime provvisorie diffuse dall'ISTAT il 9 aprile collocano il rapporto tra l'indebitamento netto delle Amministrazioni pubbliche e il PIL al 2,1 per cento nel 2018, in miglioramento di circa 0,3 punti percentuali rispetto all'anno precedente. Tale stima si discosta dall'obiettivo di deficit rivisto all'1,9 per cento nell'aggiornamento al Quadro Macroeconomico e di Finanza Pubblica dello scorso dicembre.

Nel 2018, la stima preliminare dell'indebitamento netto delle Amministrazioni pubbliche è di circa 37,5 miliardi, segnando un miglioramento di quasi 4 miliardi rispetto al 2017. Il calo della spesa per interessi ha inciso per oltre 0,6 miliardi e il miglioramento dell'avanzo primario per circa 3,2 miliardi[1].

La spesa per interessi si è confermata in riduzione, sia pur contenuta, per il sesto anno consecutivo, collocandosi sui 64,9 miliardi. L'incidenza della spesa per interessi sul PIL è scesa dal 3,8 per cento del 2017 al 3,7 per cento nel 2018, una riduzione in linea con la previsione formulata a dicembre scorso.

L'avanzo primario si è collocato all'1,6 per cento del PIL nel 2018, lievemente al di sotto delle attese di dicembre scorso (1,8 per cento del PIL), registrando un miglioramento di circa 0,17 punti percentuali rispetto al 2017.

Il mantenimento di un avanzo primario elevato continua a rappresentare un fattore mitigatore della dinamica del rapporto debito pubblico/PIL. Secondo i dati più recenti pubblicati dalla Commissione Europea, l'Italia si conferma fra i Paesi con l'avanzo primario al di sopra della media registrata nell'Area dell'Euro e dell'Unione Europea, in entrambi i casi pari all'1,2 per cento del PIL[2]. Nel nostro Paese, il rapporto tra avanzo primario e PIL nel periodo 2010-2018 è stato in media tra i più elevati dell'Area dell'Euro, pari all'1,4 per cento.

[1] Le revisioni delle serie storiche eseguite dall'ISTAT per gli anni 2015-2017, dovute al consolidamento delle informazioni di base rispetto a quelle disponibili a settembre 2018 e ai cambiamenti del perimetro del settore delle Amministrazioni Pubbliche definiti da Eurostat, pur avendo migliorato in termini assoluti l'indebitamento netto del 2015 e 2016, e peggiorato quello del 2017, hanno lasciato invariato il rapporto al PIL.

[2] Dati AMECO.

Nel 2018, le entrate totali si sono attestate al 46,4 per cento del PIL, lievemente al di sotto del valore registrato nel 2017 (46,5 per cento). Le entrate correnti, pari al 46,2 per cento del PIL, riflettono l'aumento dei contributi sociali (+4,2 per cento) e delle imposte indirette (+2,1 per cento). La dinamica di queste ultime sconta l'andamento del gettito IVA nella componente di prelievo sugli scambi interni che ha beneficiato dell'ampliamento dell'ambito applicativo dello *split payment* alle operazioni effettuate nei confronti di tutte le pubbliche amministrazioni inserite nel conto economico consolidato, delle società controllate dalle pubbliche amministrazioni centrali e locali, nonché delle società quotate (D.L. n. 50/2017). Il gettito dell'IVA sulle importazioni registra, nel periodo, un incremento complessivo del 6,3 per cento per effetto dell'aumento del prezzo del petrolio.

Il comparto delle imposte dirette ha fatto registrare un calo dello 0,7 per cento. Il risultato è influenzato sia dalle consistenti entrate registrate nell'anno 2017, provenienti dalla rottamazione delle cartelle esattoriali, sia dagli effetti finanziari della riduzione di 3,5 punti percentuali dell'aliquota IRES[3], sia dalla proroga a giugno 2018, dei benefici fiscali riguardanti la maggiorazione nella deduzione degli ammortamenti per gli investimenti in beni strumentali nuovi e ad alto contenuto tecnologico (c.d. superammortamento e iperammortamento) prevista dalla Legge di Bilancio 2017. La riduzione del gettito ha risentito, inoltre, del calo delle entrate in conto capitale derivanti dall'emersione delle attività finanziarie e patrimoniali detenute all'estero.

La pressione fiscale nel 2018 si è attestata al 42,1 per cento, in linea con quella registrata l'anno precedente.

Nel 2018 la spesa primaria totale è aumentata rispetto all'anno precedente (+1,2 per cento), mentre la sua incidenza sul PIL si è ridotta di 0,2 punti percentuali. La spesa corrente primaria è aumentata in termini nominali (+2,6 per cento) rispetto all'anno precedente, e la sua incidenza sul PIL, pari al 41,6 per cento, è cresciuta di 0,4 punti percentuali, interrompendo la tendenza alla riduzione. L'aumento nominale è correlato agli acquisti diretti (i consumi intermedi sono cresciuti dell'1,2 per cento e le prestazioni sociali in natura sono aumentate del 2,2 per cento) e ai trasferimenti monetari (le prestazioni sociali in denaro sono aumentate del 2,2 per cento). I redditi da lavoro dipendente sono cresciuti del 3,1 per cento, sostenuti dalla dinamica dell'occupazione e delle retribuzioni lorde pro-capite nel 2018.

[3] Legge di Stabilità per il 2016.

TAVOLA III.1: EVOLUZIONE DEI PRINCIPALI AGGREGATI DELLE AMMINISTRAZIONI PUBBLICHE (1)

	2018		2019	2020	2021	2022
	Livello (2)	In % PIL	In % PIL			
Indebitamento netto secondo i settori della Pubblica Amministrazione						
1. Amministrazioni pubbliche	-37.505	-2,1	-2,4	-2,0	-1,8	-1,9
2. Amministrazioni centrali	-44.184	-2,5	-2,7	-2,2	-2,0	-2,1
3. Stato						
4. Amministrazioni locali	3.835	0,2	0,2	0,1	0,1	0,1
5. Enti previdenziali	2.844	0,2	0,1	0,1	0,1	0,1
Amministrazioni pubbliche						
6. Totale entrate	816.113	46,4	46,5	47,1	47,0	46,6
7. Totale spese	853.618	48,6	48,9	49,1	48,8	48,5
8. Indebitamento netto	-37.505	-2,1	-2,4	-2,0	-1,8	-1,9
9. Spesa per interessi	64.979	3,7	3,6	3,6	3,7	3,9
10. Avanzo primario	27.474	1,6	1,2	1,6	1,9	2,0
11. Misure una tantum (3)	1.665	0,1	0,1	0,1	0,1	0,1
Componenti del lato delle entrate						
12. Totale entrate tributarie	503.961	28,7	28,5	29,4	29,4	29,2
12a. Imposte indirette	253.607	14,4	14,5	15,6	15,7	15,6
12b. Imposte dirette	248.876	14,2	14,0	13,7	13,7	13,5
12c. Imposte in c/capitale	1.478	0,1	0,1	0,1	0,1	0,1
13. Contributi sociali	234.964	13,4	13,5	13,4	13,3	13,2
14. Redditi da proprietà	13.949	0,8	0,8	0,7	0,7	0,6
15. Altre entrate	63.239	3,6	3,7	3,6	3,6	3,6
15.a Altre entrate correnti	61.025	3,5	3,5	3,5	3,4	3,4
15.b Altre entrate in c/capitale	2.214	0,1	0,2	0,1	0,1	0,1
16. Totale entrate	816.113	46,4	46,5	47,1	47,0	46,6
p.m.: pressione fiscale		*42,1*	42,0	42,7	42,7	42,5
Componenti del lato della spesa						
17. Redd. lavoro dip. + Consumi intermedi	269.793	15,4	15,2	15,1	14,7	14,5
17a. Redditi da lavoro dipendente	171.826	9,8	9,7	9,5	9,3	9,1
17b. Consumi intermedi	97.967	5,6	5,5	5,6	5,4	5,4
18. Totale trasferimenti sociali	394.781	22,5	23,1	23,2	23,3	23,2
di cui: Sussidi di disoccupazione	*13.137*	*0,7*	*0,8*	*0,8*	*0,7*	*0,7*
18a. Trasferimenti sociali in natura	45.888	2,6	2,6	2,5	2,5	2,5
18b. Prestazioni sociali non in natura	348.893	19,9	20,5	20,7	20,8	20,7
19. Interessi passivi	64.979	3,7	3,6	3,6	3,7	3,9
20. Contributi alla produzione	26.113	1,5	1,5	1,5	1,5	1,4
21. Investimenti fissi lordi	37.081	2,1	2,2	2,4	2,4	2,5
22. Trasferimenti in c/capitale	20.839	1,2	1,0	1,0	1,0	0,9
23. Altre spese	40.032	2,3	2,3	2,2	2,2	2,2
23a. Altre spese correnti	39.587	2,3	2,3	2,2	2,2	2,1
23b. Altre spese in conto capitale	445	0,0	0,0	0,0	0,0	0,0
24. Totale spese	853.618	48,6	48,9	49,1	48,8	48,5
Spesa corrente primaria	*730.274*	*41,6*	*42,1*	*42,1*	*41,6*	*41,3*
Spesa totale primaria	*788.639*	*44,9*	*45,3*	*45,5*	*45,1*	*44,7*

(1) I valori espongono gli andamenti a legislazione vigente. Eventuali imprecisioni derivano da arrotondamenti.
(2) Valori in milioni.
(3) Il segno positivo indica misure una tantum a riduzione del deficit.

Nel 2018 la spesa in conto capitale ha registrato un calo, sia in termini nominali (-13,1 per cento) che in ragione di PIL (3,3 per cento, dal 3,9 per cento dell'anno precedente). I contributi agli investimenti hanno segnato un decremento pari al 24,9 per cento. Gli investimenti fissi lordi hanno registrato un calo in termini nominali del 4,3 per cento, contro il 2,2 per cento previsto lo scorso autunno. In percentuale di PIL il livello raggiunto è pari all'2,1 per cento, dal 2,2 per cento del 2017.

Il forte calo registrato nelle altre spese in conto capitale (-33,6 per cento), è correlato al venir meno nel 2018 degli interventi una tantum connessi al settore bancario nel 2017 in risposta alla crisi di alcuni istituti di credito italiani.

Per il 2019 le stime a legislazione vigente collocano l'indebitamento netto al 2,4 per cento del PIL, in peggioramento di circa 0,2 punti percentuali rispetto al 2018. Per i due anni successivi è previsto un miglioramento del *deficit*, fino a raggiungere l'1,8 per cento del PIL nel 2021, mentre nel 2022 si registrerebbe un lieve peggioramento, all'1,9 per cento del PIL. Il surplus primario, salirà dall'1,2 per cento del PIL nel 2019 fino al 2,0 per cento nel 2022. Gli interessi passivi sono previsti scendere al 3,6 per cento del PIL nel 2019 e nel 2020, per tornare a salire nel 2021 e 2022, rispettivamente al 3,7 e al 3,9 per cento del PIL.

Le entrate tributarie a legislazione vigente in rapporto al PIL sono attese scendere al 28,5 per cento nel 2019, per aumentare al 29,4 per cento per ciascuno degli anni 2020 e 2021 e diminuire al 29,2 per cento nell'anno successivo. La riduzione del 2019 sconta gli effetti dei provvedimenti introdotti con la Legge di Bilancio 2019[4] che ha previsto, tra l'altro, la disattivazione delle clausole di salvaguardia[5], l'estensione dell'ambito di applicazione del regime forfettario agevolato e la tassazione a favore delle imprese che reinvestono gli utili in beni strumentali e per l'incremento dell'occupazione nonché l'aumento della deducibilità dell'IMU sugli immobili strumentali e la proroga al 2019 delle detrazioni fiscali delle spese destinate all'efficientamento energetico.

Negli anni seguenti, la dinamica delle entrate tributarie risente delle disposizioni che hanno aggiornato dal 2020 gli aumenti automatici dell'IVA e delle accise, e anche l'obbligo della trasmissione elettronica dei corrispettivi all'Agenzia delle Entrate, nonché accordato la definizione agevolata delle contestazioni fiscali e delle controversie tributarie pendenti. In base alla legislazione vigente, le imposte indirette in rapporto al PIL saliranno dal 14,5 per cento nel 2019 al 15,6 per cento nel 2020 e al 15,7 per cento nel 2021, mentre torneranno sul livello del 15,6 per cento nel 2022. Le imposte dirette nel 2019 segneranno un lieve calo dello 0,1 per cento ma nel 2020 riprenderanno il sentiero di crescita. In rapporto al PIL, tuttavia, passeranno dal 14,0 per cento nel 2019 al 13,5 per cento del PIL a fine periodo.

I contributi sociali sono stimati crescere del 2,4 per cento nel 2019, mentre nel 2020 e 2021 la crescita rallenterà, con tassi di crescita pari all'1,5 per cento e all'1,7 per cento. Nel 2022 sono previsti crescere ad un ritmo più sostenuto, pari al 2,1 per cento. Tale andamento è l'effetto congiunto dell'andamento dei redditi

[4] Legge n. 145/2018.

[5] Rispetto alla legislazione vigente, si determinano effetti finanziari pari a circa 23 miliardi nel 2020 (circa 1,3 punti percentuali di PIL) e a 28,7 miliardi a decorrere dal 2021.

da lavoro dipendente, del venir meno degli effetti economici delle misure di esonero contributivo previste dalle Leggi di Stabilità 2015 e 2016 per le nuove assunzioni a tempo indeterminato, degli interventi di agevolazione per le assunzioni di giovani introdotti con la Legge di Bilancio 2018 e ai provvedimenti previsti dalla Legge di Bilancio 2019 in materia di occupazione. In rapporto al PIL, i contributi sociali saliranno al 13,5 per cento nel 2019 per scendere gradualmente al 13,2 per cento nel 2022.

La pressione fiscale è attesa ridursi di 0,1 punti percentuali nel 2019, collocandosi al 42,0 per cento del PIL. Nel 2020 e 2021 è prevista una ripresa al 42,7 per cento e un successivo calo al 42,5 per cento alla fine del periodo. La dinamica di crescita dal 2020 sconta gli effetti della prevista attivazione della clausola di salvaguardia.

Secondo le previsioni a legislazione vigente, l'incidenza della spesa totale primaria sul PIL segnerà cali progressivi, dal 45,3 per cento nel 2019 al 44,7 per cento nel 2022. La tendenza alla riduzione sarà favorita dal ridimensionamento della spesa corrente primaria, che passerà dal 42,1 per cento del PIL nel 2019 al 41,3 per cento del PIL nel 2022. I redditi da lavoro dipendente e i consumi intermedi sono attesi raggiugere rispettivamente il 9,1 e il 5,4 per cento del PIL nel 2022. Per i redditi da lavoro dipendente si prevede una crescita pari allo 0,4 per cento nel 2019 e dello 0,8 per cento nel 2020 mentre nei due anni successivi sono attesi, rispettivamente, un calo dello 0,2 per cento e una nuova crescita dello 0,6 per cento a fine periodo. Tale dinamica considera gli effetti dei rinnovi contrattuali e delle risorse stanziate dall'ultima legge di Bilancio, delle assunzioni in deroga, dei riflessi sull'occupazione pubblica della c.d. 'Quota 100' ed il venire meno nella legislazione vigente del finanziamento di alcune misure.

A fronte delle tendenze sin qui esposte, ed in particolare della revisione al rialzo della stima di indebitamento netto per l'anno in corso, il Governo intende attuare la procedura contenuta nella Legge di Bilancio 2019, in base alla quale due miliardi di euro di spesa resteranno congelati nella seconda metà dell'anno.

Nel triennio 2019-2021, la componente di spesa relativa alle prestazioni sociali non in natura, riflettendo anche gli effetti dell'entrata in vigore del Reddito di Cittadinanza prevista dalla Legge di Bilancio 2019[6] e delle misure agevolative per l'accesso al pensionamento anticipato (tra cui la c.d. 'Quota 100'), anch'essa introdotta dalla Legge di Bilancio 2019, crescerà nel triennio del 4,4 per cento nel 2019, del 3,5 per cento nel 2020 e del 2,9 per cento nel 2021.

L'evoluzione degli investimenti fissi lordi nei prossimi anni indica una ripresa dell'attività di spesa, con una crescita nominale del 5,2 per cento nel 2019 che raggiungerà il 10,3 per cento nel 2020. La dinamica rallenterà nei due anni successivi, con una crescita attesa del 6,3 per cento nel 2021 e del 3,2 per cento nel 2022. La Legge di Bilancio 2019 ha rifinanziato un fondo ad hoc, con uno stanziamento pluriennale di 43,6 miliardi nel periodo 2019-2033, a sostegno degli investimenti delle Amministrazioni centrali dello Stato per la realizzazione di opere che riducano il rischio idrogeologico e per il rilancio degli investimenti degli Enti territoriali attraverso lo sblocco degli avanzi di amministrazione per la

[6] D.L. n. 4/2019 convertito in legge dalla L. n. 26 del 28 marzo 2019: le misure per riformare il sistema pensionistico e introdurre il Reddito di Cittadinanza entreranno in vigore a partire dal 1° aprile 2019.

realizzazione di opere pubbliche e per la ricostruzione legata agli eventi sismici e alluvionali.

Nelle *Autumn Forecast* pubblicate dalla Commissione Europea a novembre 2018 l'indebitamento netto sul PIL dell'Italia era stimato all'1,9 per cento nel 2018, mentre i dati pubblicati il 9 aprile dall'ISTAT indicano un rapporto deficit/PIL pari al 2,1 per cento. Per il 2019 la stima del deficit della Commissione è stata del 2,9 per cento, mentre l'aggiornamento delle proiezioni di questo Documento indica un deficit al 2,4 per cento del PIL. In novembre la Commissione prevedeva una maggiore crescita del PIL reale nel 2019 (1,2 per cento), che ha peraltro rivisto al ribasso allo 0,2 per cento con le *Winter Forecast* lo scorso gennaio. Ciò tenderebbe a far peggiorare la stima di deficit. Per converso, le previsioni della Commissione non tenevano conto del successivo emendamento alla Legge di Bilancio presentato dal Governo con l'obiettivo di conseguire un minore livello di indebitamento netto. Le ipotesi sui pagamenti per interessi si basavano sui livelli molto elevati raggiunti dal mercato nello scorso ottobre. Nel 2020, secondo le stime a politiche invariate della Commissione, il saldo raggiungerà il -3,1 per cento del PIL pur con una crescita dell'economia dell'1,3 per cento poiché non vengono considerate le maggiori entrate derivanti dall'attivazione della clausola sull'IVA. Le *Winter Forecast* dello scorso gennaio hanno peraltro rivisto al ribasso anche la crescita del PIL nel 2020 (allo 0,8 per cento)[7].

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Le principali misure di rilancio degli investimenti pubblici nella manovra di finanza pubblica 2019-2021

La manovra di bilancio per il 2019-2021 pone tra i principali obiettivi dell'azione di Governo il rilancio degli investimenti pubblici. In questa direzione, le misure adottate prevedono un incremento delle risorse da destinare agli investimenti pubblici rispetto a quanto già previsto e, contestualmente, mirano a incentivare la programmazione e a rafforzare la capacità di progettazione e realizzazione degli investimenti, attraverso la rimozione di ostacoli amministrativi, normativi e la costituzione di apposite strutture di supporto.

Una quota rilevante delle risorse destinata agli investimenti e allo sviluppo del Paese è assegnata ai fondi per il finanziamento degli investimenti delle Amministrazioni centrali dello Stato e degli Enti territoriali. A favore del fondo delle Amministrazioni centrali, sono previsti complessivamente con la manovra di bilancio 43,6 miliardi di euro per gli anni dal 2019 al 2033, da ripartire sulla base di programmi settoriali presentati da ciascuna Amministrazione per le materie di propria competenza. In particolare, il fondo prevede stanziamenti per 0,7 miliardi nel 2019, 1,3 miliardi nel 2020 e 1,6 miliardi di euro nel 2021. Negli anni successivi, la dotazione di risorse aumenta di oltre 3 miliardi di euro in ciascun anno. Tale disposizione opera in continuità con le iniziative di potenziare gli investimenti pubblici già perseguite con le precedenti leggi di bilancio e si aggiunge a quanto già previsto dalla legge di bilancio per il 2017 e da quella per il 2018. Complessivamente, le risorse destinate al finanziamento di investimenti pubblici a livello centrale nel periodo 2017-2033 ammontano a oltre 124 miliardi di euro. Lo stanziamento di risorse finanziarie per un periodo temporale lungo concorre a favorire la programmazione di investimenti che, per loro natura, necessitano di un orizzonte pluriennale quali, ad esempio, le grandi infrastrutture, gli

[7] Il confronto delle previsioni a legislazione vigente del presente DEF con quelle più aggiornate della Commissione è svolto nel rispetto della Direttiva UE n. 85/2011.

interventi sul patrimonio pubblico (tra cui l'edilizia scolastica e sanitaria), la tutela del territorio, lo sviluppo di tecnologie di avanguardia, l'attività di ricerca, la sicurezza.

A favore degli Enti territoriali sono previsti complessivi 35,1 miliardi nel periodo 2019-2033 e 1,5 miliardi a decorrere dal 2034, per finanziare: lo "sblocco" degli avanzi di amministrazione delle Regioni e degli Enti territoriali (in termini di indebitamento netto della PA circa 0,4 miliardi nel 2020 e 0,7 miliardi nel 2021); piani di sicurezza pluriennali per la manutenzione e messa in sicurezza di strade e scuole; misure di premialità per gli investimenti delle Regioni e la revisione progettuale dei lavori della linea metropolitana C e il potenziamento e la manutenzione straordinaria delle linee metropolitane A e B e della rete stradale della città di Roma (complessivamente circa 1 miliardo nel 2019, 0,6 miliardi nel 2020 e 1,2 miliardi nel 2021). Sono previste, inoltre, maggiori risorse per l'edilizia sanitaria e l'ammodernamento tecnologico (4 miliardi dal 2021 al 2033) e per il potenziamento delle infrastrutture tecnologiche per i sistemi di prenotazione elettronica per l'accesso alle strutture sanitarie (0,4 miliardi nel triennio 2019-2021).

Accanto a tali misure, la manovra prevede risorse di conto capitale in relazione ad eventi emergenziali per complessivi 1,4 miliardi nel 2019 e 0,3 miliardi nel 2020. In tale ambito rientrano, tra l'altro, gli interventi per la ricostruzione dei territori interessati dagli eventi sismici, la prevenzione del rischio sismico, l'istituzione, presso la Presidenza del Consiglio, di un Fondo per gli investimenti delle Regioni e Province autonome colpite dalle alluvioni di settembre e ottobre 2018, la realizzazione di piani di sviluppo portuale, dell'intermodalità e dell'integrazione tra la città e il porto di Genova a seguito del crollo del viadotto Polcevera e il rifinanziamento del fondo per le emergenze nazionali. Ulteriori risorse sono previste per la mitigazione del rischio idraulico e idrogeologico (0,8 miliardi nel 2019, 0,9 miliardi sia nel 2020 che nel 2021) e l'attuazione di un primo stralcio del Piano nazionale di interventi nel settore idrico, già previsto dalla legge di bilancio del 2018 (0,1 miliardi annui dal 2019 al 2028).

Per la programmazione degli interventi da finanziare con il Fondo sviluppo e coesione sono, inoltre, previsti ulteriori stanziamenti pari a 4 miliardi di euro nel periodo 2019-2023.

Con l'obiettivo di dare impulso agli investimenti e ridurre i tempi di esecuzione delle opere pubbliche, con la legge di bilancio è stata disposta la costituzione di una struttura di missione denominata 'Investitalia' con il compito di coordinare le politiche del Governo in materia di investimenti pubblici e privati. La struttura dovrebbe operare alle dirette dipendenze del Presidente del Consiglio dei Ministri in raccordo con la cabina di regia già esistente, denominata "Strategia Italia". Allo scopo di assicurare un adeguato supporto alle amministrazioni pubbliche, si prevede, inoltre, l'istituzione di un'apposita struttura per la progettazione di beni ed edifici pubblici, di cui possono avvalersi le amministrazioni centrali e gli enti territoriali interessati.

Sono state, infine, introdotte delle modifiche volte ad adeguare l'impianto normativo e superare alcune difficoltà applicative connesse alla recente riforma del codice dei contratti pubblici. Si segnalano, in particolare, l'innalzamento da 1.000 a 5.000 euro della soglia al di sopra della quale le amministrazioni pubbliche devono ricorrere per i propri acquisti al mercato elettronico e la deroga alle procedure di affidamento dei contratti pubblici sotto la soglia di rilevanza europea (fino al 31 dicembre 2019, nelle more di una complessiva revisione del codice di contratti pubblici), che eleva la soglia prevista per l'affidamento di lavori con procedura diretta fino a 150.000 euro e consente di applicare la procedura negoziata per lavori da 150.000 fino a 350.000 euro.

III.2 PERCORSO PROGRAMMATICO DI FINANZA PUBBLICA

La programmazione di bilancio per i prossimi anni

A fronte delle tendenze sin qui esposte, lo scenario programmatico per il 2019 rivede al rialzo alcune entrate in conto capitale e, al contempo, il rifinanziamento delle cosiddette politiche invariate.

Inoltre, in parallelo alla pubblicazione del presente Programma di Stabilità, il Governo ha approvato due decreti legge contenenti, rispettivamente, misure di stimolo agli investimenti privati e delle amministrazioni territoriali (D.L. 'Crescita') e misure volte a snellire le procedure di approvazione delle opere pubbliche e di progetti di costruzione privati (D.L. 'Sblocca Cantieri'). Le nuove misure sono illustrate in dettaglio nel Programma Nazionale di Riforma. L'indebitamento netto della PA nel 2019 è confermato pari al 2,4 percento del PIL.

Per quanto riguarda il successivo triennio, lo scenario programmatico punta ad un indebitamento netto della PA pari al 2,1 per cento nel 2020 e quindi all'1,8 per cento nel 2021 e all'1,5 per cento nel 2022. Il saldo strutturale migliorerebbe di 0,2 punti percentuali di PIL nel 2020 e di 0,3 all'anno nel 2021 e nel 2022, scendendo dal -1,5 per cento del PIL nel 2019 al -0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale.

Lo scenario programmatico sconta maggiori investimenti pubblici in confronto al tendenziale, in misura crescente nel corso del triennio (le proiezioni a legislazione vigente già scontano un notevole aumento degli investimenti pubblici nel 2020). Gli investimenti pubblici salirebbero dal 2,1 per cento del PIL registrato nel 2018 fino al 2,6 per cento del PIL nel 2021 e 2022.

TAVOLA III.2: DIFFERENZE RISPETTO AL PRECEDENTE PROGRAMMA DI STABILITÀ

	2018	2019	2020	2021
TASSO DI CRESCITA DEL PIL REALE				
Programma di Stabilità 2018	1,5	1,4	1,3	1,2
Programma di Stabilità 2019	0,9	0,2	0,8	0,8
Differenza	-0,6	-1,2	-0,5	-0,4
INDEBITAMENTO NETTO (in % del PIL)				
Programma di Stabilità 2018	-1,6	-0,8	0,0	0,2
Programma di Stabilità 2019	-2,1	-2,4	-2,1	-1,8
Differenza	-0,5	-1,6	-2,1	-2,0
DEBITO PUBBLICO (in % del PIL)				
Programma di Stabilità 2018	130,8	128,0	124,7	122,0
Programma di Stabilità 2019	132,2	132,6	131,3	130,2
Differenza	1,3	4,6	6,6	8,2

1) Eventuali imprecisioni derivano dagli arrotondamenti. Previsioni a legislazione vigente per il Programma di Stabilità 2018, obiettivi programmatici per il Programma di Stabilità 2019.

La legislazione vigente in materia fiscale viene confermata nell'attesa di definire misure alternative nel corso dei prossimi mesi, in preparazione della Legge di Bilancio 2020. Si prevedono, inoltre, aumenti aggiuntivi delle entrate nel 2021 nel 2022, che deriverebbero principalmente da misure volte a rafforzare il contrasto all'evasione fiscale.

In aggiunta alle misure dal lato delle entrate, sarà anche attuato un programma di revisione organica della spesa pubblica, con effetti crescenti nel tempo.

TAVOLA III.3: SALDI DI CASSA DEL SETTORE STATALE E DEL SETTORE PUBBLICO (1)

	2018		2019	2020	2021	2022
	Livello (2)	In % del PIL	In % del PIL			
Saldo Settore pubblico	-41.107	-2,3	-3,2	-2,4	-2,1	-1,3
Amministrazioni centrali	-43.610	-2,5	-3,4	-2,5	-2,2	-1,9
Settore statale	-45.219	-2,6	-3,4	-2,5	-2,2	-1,9
Amministrazioni locali	2.504	0,1	0,1	0,1	0,1	0,1
Enti di previdenza	0	0,0	0,0	0,0	0,0	0,0

(1) La prima riga espone i valori programmatici, i restanti valori descrivono gli andamenti a legislazione vigente.
(2) Valori in milioni.

Risultati raggiunti in termini di saldo strutturale e di regola di spesa

Le regole europee prevedono che ciascuno Stato membro dell'Unione economica e monetaria consegua un obiettivo di saldo strutturale di medio termine (OMT) tale da garantire la sostenibilità delle finanze pubbliche ed il rispetto dei parametri di debito e deficit concordati a livello europeo anche durante le fluttuazioni cicliche dell'economia. La Legge 243/2012, che reca disposizioni per l'attuazione del pareggio di bilancio dell'art. 81 della Costituzione[8], ha identificato l'equilibrio dei bilanci con l'OMT[9]. Qualora il saldo di bilancio in termini strutturali previsto per l'anno in corso non corrisponda all'OMT, la legislazione italiana, in linea con il quadro europeo, prevede che il governo debba fissare un percorso di graduale avvicinamento teso a raggiungerlo.

Ciascuno Stato membro ha uno specifico obiettivo di saldo strutturale di medio termine calcolato ogni tre anni sulla base di una metodologia condivisa a livello europeo. Il valore risultante dalla revisione dell'OMT è considerato un livello minimo, pertanto gli Stati membri possono scegliere di perseguire degli obiettivi più ambiziosi. L'Italia fino ad oggi aveva scelto un obiettivo coincidente con il pareggio di bilancio in termini strutturali, sebbene, secondo i calcoli della metodologia ufficiale, l'OMT per il periodo 2017-2019 corrispondesse a un saldo strutturale pari a -0,5 per cento del PIL. A gennaio 2019 la Commissione Europea ha rivisto le stime dell'OMT di riferimento per il periodo 2020-2022. Per l'Italia il nuovo valore di riferimento è un avanzo strutturale pari a 0,5 per cento del PIL. La revisione è stata influenzata in modo determinante dal peggioramento delle previsioni di crescita economica nel lungo periodo e di quelle demografiche (con un aggravamento delle spese legate all'invecchiamento della popolazione, c.d. *cost of ageing*). Come conseguenza del ricalcolo, il presente Programma di Stabilità adotta il nuovo valore di 0,5 per cento di PIL come OMT di riferimento a

[8] Introdotto dalla Legge Costituzionale 1/2012.
[9] L. 243/2012 "Disposizioni per l'attuazione del principio del pareggio di bilancio ai sensi dell'articolo 81, sesto comma, della Costituzione", pubblicata nella G.U.n.12 del 15 gennaio 2013.

partire dall'anno fiscale 2020; per il 2019 il valore di riferimento su cui è valutato il percorso di avvicinamento corrisponde all'OMT 2017-2019 (pareggio di bilancio).

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La revisione triennale dell'Obiettivo di saldo strutturale di Medio Termine

Il regolamento EC 1466/97 sul "Rafforzamento della sorveglianza delle posizioni di bilancio nonché della sorveglianza e del coordinamento delle politiche economiche", come emendato nel 2011, prevede una revisione dell'OMT ogni tre anni, a seguito dell'aggiornamento dell'*Ageing Report*[10]. L'OMT è il più stringente fra tre differenti saldi strutturali che perseguono finalità diverse, ma complementari: i) il c.d. "*Minimum Benchmark*" (MB)[11]: il valore minimo di saldo strutturale che garantisce, con un elevato grado di probabilità, che in caso di recessione il deficit nominale non superi la soglia del 3% del PIL; ii) il c.d. "*Medium Term Objective Implicit Liabilities and Debt*" (MTOILD): il saldo di bilancio che garantisce la sostenibilità delle finanze pubbliche tenendo conto: a) dello sforzo necessario alla stabilizzazione del debito al 60% del PIL; b) per i paesi con un debito superiore al 60% del PIL, dello sforzo ulteriore necessario a portare il debito entro tale soglia; c) di una percentuale (33%) delle maggiori spese (*implicit liabilities*) legate all'invecchiamento della popolazione; infine, iii) per i paesi dell'Euro area il deficit strutturale non può scendere al di sotto del -1% del PIL (-0,5% per i firmatari del *Fiscal Compact*).

Nel calcolo del nuovo OMT per l'Italia il criterio più stringente corrisponde al MTOILD, (caso ii), calcolato come somma aritmetica delle tre componenti a), b) e c). Il passaggio da -0,5% a +0,5% è principalmente legato all'aggiornamento dell'indicatore che stima la dinamica della spesa pubblica legata all'invecchiamento della popolazione (c.d. *cost of ageing*), componente c. Tale componente in passato assumeva un valore negativo ed elevato, e andava a ridurre la somma delle tre componenti. Le nuove proiezioni di crescita e demografiche di lungo periodo hanno sensibilmente ridimensionato tale effetto positivo: il valore del *cost of ageing* è salito da -0,4 a 1,1.

Nell'ambito del braccio preventivo del Patto di Stabilità, durante il semestre europeo, la Commissione Europea valuta l'andamento del bilancio strutturale e la programmazione dei saldi pubblici per gli anni successivi e ne verifica la coerenza con il percorso di avvicinamento all'OMT nel medio periodo. La velocità di convergenza dipende dal livello iniziale del debito e dalle condizioni cicliche dell'economia, valutate sulla base della crescita reale e della distanza tra il PIL reale e quello potenziale specifico per ogni Paese. In caso di condizioni cicliche sfavorevoli, quanto più è ampio il divario - di segno negativo - tra prodotto effettivo e potenziale, tanto minore sarà lo sforzo di aggiustamento fiscale richiesto. Inoltre, a parità degli altri fattori, lo sforzo aumenta per i paesi con un rapporto debito/PIL superiore al 60 per cento.

[10] Commissione Europea, 2018 Ageing Report: Economic & Budgetary Projections for the 28 EU Member States (2016-2070): https://ec.europa.eu/info/publications/economy-finance/2018-ageing-report-economic-and-budgetary-projections-eu-member-states-2016-2070_en.

[11] Il *minimum benchmark* è soggetto ad una revisione annuale. Seguendo la metodologia di calcolo della Commissione, il MB per l'Italia è passato in pochi anni da -1.7 (stimato nel 2012) a -0.8 (valido per il 2019). In passato il valore nel MB ha oscillato in maniera rilevante. Problemi simili si sono manifestati anche per altri paesi europei, in genere quelli più soggetti alla crisi su un arco prolungato di tempo (es: Spagna, Grecia). Al fine di ottenere stime meno volatili del valore del MB, la Commissione in accordo con gli Stati Membri ha modificato la metodologia in uso per tenere maggiormente in conto la volatilità del ciclo economico dei vari Paesi. Il valore del MB per l'Italia nel 2020 ricalcolato attraverso la nuova metodologia è di -1.4. Si ricorda che il MB ha notevole rilevanza in quanto, oltre ad influire potenzialmente sull'OMT, incide sulla possibilità di ottenere una clausola di flessibilità per investimenti o riforme strutturali nel sentiero di aggiustamento verso l'OMT. Uno dei requisiti per la richiesta è infatti quello di conseguire nell'anno in corso un saldo strutturale migliore del MB.

Oltre alla coerenza con l'OMT, l'altro criterio utilizzato per la valutazione della programmazione di bilancio da parte della Commissione Europea è quello della regola della spesa. Tale criterio prescrive che il tasso di crescita dell'aggregato "rilevante" di spesa pubblica debba restare al di sotto di una certa soglia funzione del tasso di crescita medio del PIL potenziale. Si noti che eventuali divergenze rispetto al sentiero di avvicinamento all'OMT ed alla regola della spesa sono ritenute significative solo se maggiori di una soglia di tolleranza stabilita dal quadro fiscale europeo. Per maggiori dettagli si veda il Focus "La valutazione delle deviazioni significative rispetto al raggiungimento dell'OMT e della regola di spesa".

FOCUS

La valutazione delle deviazioni significative rispetto al raggiungimento dell'OMT e della regola di spesa

Il braccio preventivo del Patto di Stabilità e Crescita (PSC) prevede che il percorso di avvicinamento all'Obiettivo di Medio Periodo (OMT) venga valutato sulla base di due criteri: i) la variazione del saldo strutturale e ii) la regola di spesa.

Per quanto riguarda il criterio della **variazione del saldo strutturale**, l'entità annua dell'aggiustamento fiscale richiesto viene estrapolata sulla base di una matrice che tiene conto dei seguenti parametri[12]: i) le condizioni cicliche dell'economia come sintetizzate dall'*output gap* e dalla crescita reale; ii) il livello del rapporto debito/PIL; e iii) l'esistenza di rischi di medio periodo sulla sostenibilità delle finanze pubbliche valutati sulla base dell'indicatore S1[13]. Gli aggiustamenti annuali modulati sulla base delle condizioni cicliche possono essere ridotti per l'applicazione delle clausole di flessibilità[14], seguendo le indicazioni comunicate dalla Commissione nel gennaio del 2015.

La **matrice di convergenza verso l'OMT** prevede un aggiustamento di bilancio maggiore per gli Stati membri che si trovano in una congiuntura favorevole, ossia quando il loro divario tra prodotto effettivo e potenziale è stimato almeno pari a 1,5%. In tale condizione ciclica, gli Stati membri che presentano rischi per la sostenibilità di bilancio o il cui rapporto debito/PIL è superiore a 60 per cento, sono tenuti a prevedere un aggiustamento strutturale di bilancio almeno pari a 0,75 per cento del PIL (1 in caso di crescita reale superiore alla crescita potenziale). In periodi di congiuntura normale (quando il divario tra prodotto effettivo e potenziale è compreso tra -1,5 e +1,5 per cento), gli Stati con un alto livello di debito devono procedere ad un aggiustamento superiore allo 0,5 per cento del PIL. Nei periodi di congiuntura sfavorevole (ossia quando il divario tra prodotto effettivo e potenziale è compreso tra -3 e -1,5 per cento), l'aggiustamento richiesto è dello 0,25 per cento del PIL (0,5 in caso di crescita dell'economia superiore al potenziale). In periodi di congiuntura molto sfavorevole (un divario tra prodotto effettivo e potenziale compreso tra -4 e -3 per cento) gli Stati membri con alto debito devono fornire un aggiustamento di bilancio pari allo 0,25 per cento del PIL. In periodi di congiuntura eccezionalmente sfavorevole, intesi come periodi caratterizzati da un divario tra prodotto effettivo e potenziale inferiore a -4 per cento o in caso di contrazione del PIL reale, tutti gli Stati membri, a prescindere dal livello del debito, sono temporaneamente esentati dal compiere sforzi di bilancio.

[12] Si veda la matrice che specifica l'aggiustamento annuale verso l'OMT in base alla situazione del ciclo economico presentata nella Comunicazione della Commissione '*Making the best use of flexibility within the existing rules of the Stability and Growth Pact*' del 13 gennaio 2015.

[13] Ad esempio, in condizioni cicliche 'normali' rappresentate da un output gap compreso tra -1,5 per cento e 1,5 per cento del PIL potenziale, un Paese che presenta un rapporto debito/PIL superiore al 60 per cento e, sulla base di S1, rischi di sostenibilità medi, deve convergere al proprio OMT attraverso una riduzione del saldo strutturale superiore a 0,5 punti percentuali di PIL.

[14] La flessibilità viene concessa a fronte di riforme strutturali e di investimenti o a seguito di eventi non usuali al di fuori del controllo dei governi quali: gravi recessioni o terremoti oppure la materializzazione di spese legate al fenomeno dei migranti.

Le più recenti proiezioni di output gap della Commissione (contenute nell'*Autumn Forecast* 2018) stimano per l'Italia un output gap su valori superiori a -1,5 per cento di PIL potenziale già dal 2017. Per la Commissione quindi l'Italia beneficia di condizioni cicliche normali già da due anni. Di conseguenza, la matrice che quantifica gli aggiustamenti fiscali richiesti in funzione delle condizioni cicliche dell'economia e del livello di debito pubblico, prescriverebbe all'Italia un miglioramento del saldo strutturale per ciascun anno di almeno 0,6 punti percentuali di PIL. Nel caso in cui la distanza tra il saldo strutturale e il valore dell'OMT sia inferiore al requisito che scaturisce dalla matrice (come accaduto per l'Italia nel 2015) tale distanza viene presa a riferimento per l'aggiustamento necessario.[15]

Riguardo alla **regola di spesa**, i regolamenti europei[16] stabiliscono che, per i paesi che non hanno ancora conseguito il proprio OMT, l'aggregato di spesa di riferimento[17] possa crescere ad un tasso pari alla differenza tra il tasso di crescita medio del PIL potenziale[18] e il cosiddetto margine di convergenza. Il margine di convergenza è a sua volta calibrato in relazione alle condizioni cicliche dell'economia[19] ed ulteriormente rimodulato nel caso dell' applicazione delle clausole di flessibilità.

Si ricorda, infine, che la valutazione relativa al percorso di convergenza del saldo di bilancio strutturale verso l'OMT e all'andamento della spesa è effettuata sia sul singolo anno, sia sulla media biennale. Il Regolamento Europeo n.1466/97 prevede che nel valutare se la deviazione rispetto all'OMT e alla regola della spesa sia significativa, si applichi un margine di tolleranza. La deviazione deve essere almeno di 0,5 per cento di PIL su base annuale e 0,25 per cento di PIL su base biennale per risultare significativa ed attivare il braccio correttivo della procedura di deficit eccessivo. Ciò implica che se si sfrutta il margine di tolleranza rispetto al criterio annuale in un determinato anno, l'anno successivo occorra compensare con un maggiore sforzo strutturale.

A partire dal 2015 il miglioramento richiesto in termini di saldo strutturale è stato mitigato dai margini di flessibilità riconosciuti dalla Commissione Europea all'Italia per finanziare riforme strutturali, investimenti infrastrutturali e per far fronte ad eventi eccezionali che hanno comportato spese impreviste (quali disastri naturali e l'afflusso di migranti). Per una quantificazione dettagliata della flessibilità accordata si rimanda alla Tavola III.4.

[15] Per maggiori dettagli, si veda la pubblicazione annuale della Commissione Europea, Vademecum on the Stability and Growth Pact, 2018 Edition, Box 1.6 "Defining the appropriate adjustment path".

[16] Recepiti nella legislazione nazionale dalla L. n. 243/2012.

[17] Tale aggregato si ricava sottraendo, in ciascun anno, alla spesa pubblica totale: la spesa per interessi; la spesa per investimenti dell'anno in corso smussata per la dinamica dei precedenti quattro anni; la spesa per programmi UE finanziata dal bilancio comunitario; la componente ciclica dei sussidi di disoccupazione e la variazione delle Discretionary Revenue Measures.

[18] Il tasso di crescita medio del potenziale viene calcolato sulla base della metodologia della funzione di produzione concordata a livello europeo, considerando una media decennale delle *Forecast* della Commissione Europea centrata sull'anno in cui si esercita la valutazione stessa. La media decennale include pertanto i quattro anni precedenti a quello della valutazione e i cinque anni successivi (previsione di due anni e estrapolazione meccanica per i successivi tre).

[19] Per esempio, in condizioni cicliche 'normali', l'aggregato di spesa di riferimento deve ridursi in modo da assicurare un miglioramento annuale nel saldo strutturale che sia pari o superiore allo 0.6 per cento del PIL.

TAVOLA III.4: FLESSIBILITÀ ACCORDATA ALL'ITALIA NEL PATTO DI STABILITÀ

	2015	2016	2017	2018	2019	2020	2021	2022
Output gap DEF 2019 (% del PIL potenziale)	-4,34	-3,15	-1,80	-1,53	-1,72	-1,56	-1,63	-1,57
Condizioni cicliche	Eccezionalmente negative	Molto negative	Negative	Negative	Negative	Negative	Negative	Negative
Aggiustamento stimato sulla base delle condizioni cicliche e del livello del debito (p.p di PIL)	0,08	0,25	0,50	0,50	0,25	0,50	0,25	0,50
Flessibilità accordata (p.p di PIL) di cui:	0,03	0,83	0,39(1)	0,00	0,18	0,00	0,00	0,00
a) per attivazione delle clausole di flessibilità:								
riforme strutturali	0,00	0,50	0,00	0,00	0,00	0,00	0,00	0,00
investimenti	0,00	0,21	0,00	0,00	0,00	0,00	0,00	0,00
b) per attivazione delle clausole di eventi non usuali:								
rifugiati	0,03	0,06	0,16	0,00	0,00	0,00	0,00	0,00
costi di sicurezza	0,00	0,06	0,00	0,00	0,00	0,00	0,00	0,00
costi di salvaguardia e messa in sicurezza del territorio	0,00	0,00	0,19	0,00	0,18	0,00	0,00	0,00
Aggiustamento stimato modificato per le clausole di flessibilità e di eventi non usuali (p.p di PIL)	0,05	-0,58	0,11	0,50	0,07	0,50	0,25	0,50
Margine di discrezionalità				0,30				

(1) In ottemperanza alle procedure di calcolo stabilite dalla Commissione Europea, per il 2017 il calcolo della flessibilità accordata prende in considerazione il saldo strutturale a t-1, la distanza dall'OMT e le clausole concesse nell'ultimo triennio, risultando maggiormente favorevole della somma semplice delle clausole concesse per lo stesso anno.

FOCUS

La richiesta di flessibilità per eventi eccezionali: i primi interventi

Con l'Aggiornamento del quadro macroeconomico e di finanza pubblica di dicembre 2018, il Governo ha richiesto alla Commissione Europea di riconoscere all'Italia la flessibilità di bilancio per l'anno 2019 per un importo di circa 3,7 miliardi (corrispondente a poco meno dello 0,2 per cento del PIL), in relazione ad un piano straordinario di interventi tesi a contrastare il dissesto idrogeologico e a misure eccezionali volte alla messa in sicurezza della rete di collegamenti italiana. Si dà conto, di seguito, delle principali iniziative fino ad ora assunte.

Piano straordinario di interventi per mettere in sicurezza il territorio e la popolazione dai rischi collegati al dissesto idrogeologico: DPCM 'ProteggItalia'

Con DPCM 20 febbraio 2019 (cd. 'ProteggItalia') è stato adottato il "Piano nazionale per la mitigazione del rischio idrogeologico, il ripristino e la tutela della risorsa ambientale" avente la finalità di definire, fra l'altro, gli ambiti specifici e le misure di intervento, un quadro unitario concernente i fabbisogni, la ripartizione tra i suddetti ambiti e le misure di intervento, il sistema di governance e il cronoprogramma delle attività. Il DPCM prevede un Piano stralcio immediato per l'anno 2019 con gli interventi aventi carattere di urgenza e indifferibilità, fino alla concorrenza di un importo complessivo di 3 miliardi. Le risorse

finanziarie complessivamente disponibili ammontano ad oltre 14 miliardi. Per i primi 3,3 miliardi si è già provveduto al riparto annuale delle risorse ai Commissari delegati, prevedendo la possibilità di finanziare la sola progettazione da realizzare nel 2019 nonché modalità per semplificare e velocizzare le procedure, quali, per esempio, il trasferimento di una quota a titolo di anticipo del 30 per cento dell'assegnazione per l'anno 2019 e la riprogrammazione immediata delle risorse non utilizzate. Anche per gli interventi ordinari il Ministero dell'ambiente si è fatto proponente di misure normative di semplificazione e razionalizzazione delle procedure vigenti per accelerare i tempi delle autorizzazioni nazionali e regionali nonché per fronteggiare la carenza di progettazione e per rafforzare la *governance* in capo ai Commissari. Le misure di accelerazione introdotte sono volte a consentire la concreta realizzazione degli interventi per un ammontare di spesa previsto in circa 2,5 miliardi nel 2019.

Piano straordinario per la messa in sicurezza e manutenzione di infrastrutture della rete di collegamenti italiana

Nell'ambito del contratto di programma tra il Ministero delle infrastrutture e la società ANAS SpA 2016-2020, a seguito di una ricognizione dello stato di sicurezza della rete viaria nazionale, sono stati individuati gli interventi di manutenzione e di messa in sicurezza più urgenti, con particolare riguardo a ponti, viadotti e gallerie, con un piano di manutenzione straordinaria aggiuntivo per il triennio in corso di valore complessivo fra gli 1,7 e i 2 miliardi. A tali risorse si aggiungono quelle destinate alla messa in sicurezza della rete viaria e degli edifici pubblici del territorio assegnate direttamente a comuni e Regioni stanziate dalla Legge di bilancio per il 2019, che ammontano a poco meno di 2 miliardi complessivi sul triennio 2019-2021. Le misure descritte sono volte a consentire la realizzazione di interventi sulla rete per un ammontare di spesa previsto in circa 1 miliardo nel 2019.

Se il Consiglio, sulla base della valutazione della Commissione, ritiene che gli obiettivi di finanza pubblica debbano essere rafforzati, può invitare lo Stato Membro a modificare la programmazione attraverso una Raccomandazione della Commissione, come prescritto dagli Art. 5.2 e 9.2 del Regolamento Europeo n.1466/97.

A seguito della presentazione del Documento Programmatico di Bilancio 2019, la Commissione ha riscontrato una deviazione non significativa sia per il 2016 che per il 2017 dal percorso di avvicinamento all'OMT[20].

La prossima valutazione sul rispetto del percorso di avvicinamento all'OMT e della regola della spesa sarà effettuata dalla Commissione sulla base del presente Programma di Stabilità, che l'Italia, come gli altri Paesi Membri, invierà al Consiglio dell'Unione Europea e alla Commissione entro il 30 Aprile. In particolare, la Commissione valuterà il rispetto dell'OMT o la coerenza del percorso di aggiustamento verso tale obiettivo: i) *ex post* per il 2018; ii) sulla base dei dati disponibili per l'anno corrente, il 2019; e iii) *ex ante*, per i successivi tre anni (2020 - 2022).

[20] Commissione Europea, Report From The Commission - Italy. Report prepared in accordance with Article 126(3) of the Treaty on the Functioning of the European Union. COM(2018) 809 final. Si noti che nella valutazione ex post per il 2017, sono state riconosciute all'Italia le maggiori spese pari allo 0,4 per cento di PIL per gli interventi eccezionali e di natura urgente legati all'accoglienza dei migranti, la prevenzione antisismica e la tutela del territorio. In considerazione di ciò, lo sforzo fiscale necessario a raggiungere l'OMT nel 2017 è stato ridotto di pari ammontare.

Per il 2018, la Commissione ha confermato quanto già dichiarato a luglio 2017[21] ossia di voler applicare nel caso dell'Italia un 'margine di discrezionalità' all'aggiustamento fiscale necessario per conseguire l'OMT al fine di coniugare le esigenze di sostenibilità delle finanze pubbliche e di stabilizzazione dell'economia. In concreto, un aggiustamento fiscale pari allo 0,3 per cento del PIL sarà ritenuto adeguato per l'Italia in considerazione del fatto che uno sforzo fiscale maggiore avrebbe avuto severe implicazioni sulla ripresa economica[22].

In base ai dati diffusi dall'ISTAT il 9 aprile 2019[23], nel 2018 l'indebitamento netto della PA è stato pari al 2,1 per cento del PIL, superiore alla stima dell'1,9 per cento del PIL dichiarata nell'Aggiornamento del quadro macroeconomico e di finanza pubblica pubblicato a dicembre 2018. La variazione del saldo strutturale risulta invece essere pari a 0. La variazione si discosta dall'obiettivo programmato, in primo luogo per la componente nominale, per il verificarsi di spese in conto capitale superiori alle attese.

In termini strutturali ha giocato a sfavore anche una riduzione della correzione del saldo nominale per gli effetti del ciclo economico. La inattesa e drastica revisione verso il basso della previsione di crescita reale per gli anni successivi al 2018, ha portato ad una rettifica del profilo del PIL potenziale e dell'output gap. Ciò ha avuto un impatto consistente e non prevedibile sulla componente ciclica del saldo di bilancio per il 2018. Se la valutazione sul divario tra il PIL reale e quello potenziale per il 2018 fosse rimasta pari a -1,7 punti percentuali, come previsto nell'aggiornamento del Quadro Macroeconomico e di Finanza Pubblica presentato lo scorso dicembre, il saldo di bilancio strutturale sarebbe risultato pari a -1,3 per cento di PIL in luogo del -1,4 ottenuto con le nuove stime. Lo sforzo fiscale per il 2018 sarebbe stato quindi misurabile in 0,1 punti di PIL.

Infine, ad ulteriore deterioramento del saldo strutturale per il 2018 è intervenuta una variazione delle misure temporanee (c.d. misure *una tantum)* che devono essere scorporate dal saldo di bilancio perché non strutturali. Rispetto al DBP 2019, tali misure hanno registrato un aumento delle entrate ed una riduzione delle spese di natura *one off*.

Con riferimento al 2019, a seguito dell'interlocuzione con la Commissione e dell'accordo a cui si è pervenuti (si veda il Focus "Il dialogo con la Commissione Europea sul Documento Programmatico di Bilancio 2019") il Governo italiano si è impegnato a conseguire una variazione nulla del saldo strutturale di bilancio. L'obiettivo concordato tiene conto della programmazione di un piano straordinario

[21] Raccomandazione del Consiglio dell'Unione Europea dell'11 luglio 2017 sul Programma Nazionale di Riforma 2017 dell'Italia e che formula un parere del Consiglio sul Programma di Stabilità 2017 dell'Italia (2017/C 261/11): https://eur-lex.europa.eu/legal-content/IT/TXT/PDF/?uri=CELEX%3A32017H0809%2811%29

[22] All'interno dell'*opinion* sul DPB 2018, la Commissione ha richiesto al Governo 'di realizzare tale aggiustamento senza deviazioni di sorta in modo tale da coniugare le esigenze di stabilizzazione dell'economia con le sfide della sostenibilità delle finanze pubbliche'. Nel contesto delle Comunicazioni sull'implementazione del Semestre Europeo 2017, la Commissione ha ritenuto utile specificare che la valutazione sulla *compliance* con i requisiti del Patto di Stabilità e Crescita delle misure di bilancio da adottare per il 2018 sarebbe stata effettuata in base a un margine di discrezionalità al fine di tenere in considerazione l'obiettivo di raggiungere una *stance* fiscale in grado di rafforzare le prospettive di crescita e al contempo di garantire la sostenibilità delle finanze pubbliche nell'Area dell'Euro. Si veda il documento della Commissione Europea.

[23] ISTAT,
Pil e Indebitamento delle Ap: Aggiornamento ,9 aprile 2019: https://www.istat.it/it/archivio/229326

di interventi tesi a contrastare il dissesto idrogeologico e a mettere in sicurezza le infrastrutture della rete stradale quali viadotti, ponti e gallerie. Tali spese gravano sul bilancio del 2019 per circa lo 0,2 per cento del PIL. In ragione della loro natura eccezionale ed improcrastinabile, il Governo ha chiesto alla Commissione di riconoscere la flessibilità di bilancio per un pari ammontare, e si è riservato la possibilità di richiedere tale flessibilità anche per le spese eccezionali che affronterà successivamente al 2019[24]. La Commissione ha preso atto della richiesta dimostrandosi aperta ad accoglierla. Per il 2019 è stata concordata *ex ante* una flessibilità pari allo 0,18 per cento del PIL; nei prossimi mesi continuerà il confronto con la Commissione per gli anni successivi.

Il Ministero dell'Economia e delle Finanze stima che l'indebitamento netto per il 2019 si attesterà a 2,4 per cento del PIL. Una prima lettura della variazione del saldo strutturale vedrebbe un peggioramento del 0,1 per cento, dato migliore rispetto alle previsioni formulate dal governo in dicembre. Tale variazione è inferiore all'ammontare di spesa necessaria a realizzare gli interventi che hanno motivato la richiesta di flessibilità; l'impegno preso con la Commissione europea risulta dunque mantenuto. In aggiunta a ciò, l'aggiustamento strutturale richiesto da matrice sarebbe pari a 0,25 punti percentuali dovuto al fatto che le previsioni del Governo stimano una crescita reale inferiore a quella potenziale ed un output gap inferiore a -1,5 per cento. Tenendo conto della flessibilità concordata, l'aggiustamento richiesto sarebbe così ridotto a 0,07 (si veda la tavola III.4). Rispetto a tale *benchmark*, la deviazione strutturale per il 2019 risulterebbe non significativa.

Per gli anni successivi, a fronte di un ridimensionamento delle aspettative di crescita rispetto alle previsioni di dicembre, il saldo di bilancio nominale continua a riportare crescenti avanzi primari. A partire dal 2020 e per tutti gli anni successivi, In ragione della programmazione di bilancio illustrata all'inizio del paragrafo, il saldo strutturale è previsto migliorare; come evidenziato dalla tabella III.5. L'aggiustamento fiscale per il 2020 ammonta allo 0,2 per cento del PIL. Per gli anni 2021-2022 l'aggiustamento previsto è pari a 0,3 per ciascun'anno. Su tutto l'arco temporale del DEF l'Italia, pur non seguendo l'interpretazione più stringente dei criteri di convergenza verso l'OMT, non risulterà in deviazione eccessiva. Le attuali condizioni cicliche per conseguire una completa *compliance* con le regole richiederebbero interventi troppo restrittivi e controproducenti per l'economia; tuttavia verrà portato avanti un processo di miglioramento del saldo di bilancio sia in termini nominali che strutturali.

Ai fini del rispetto dei vincoli del c.d. braccio preventivo, è ritenuta condizione sufficiente risultare in deviazione non significativa rispetto al criterio di convergenza verso l'OMT. Nelle tavole sotto riportate, si ritiene comunque opportuno presentare la situazione della finanza pubblica programmatica per quanto riguarda la regola della spesa.

[24] Allegato n.4 della lettera inviata il 18 dicembre 2018 dal Governo Italiano alla Commissione Europea: Scheda che illustra la richiesta di flessibilità per aumentare la sicurezza delle infrastrutture viarie (strade e viadotti) e per mitigare i rischi idrogeologici: http://www.mef.gov.it/documenti-allegati/2018/Allegato_4_-_richiesta_di_flessibilitx.pdf.

In merito alla regola della spesa, per il 2019 la Commissione ha indicato un tasso di crescita nominale dell'aggregato della spesa non superiore al 0,1 per cento.

TAVOLA III.5: LA FINANZA PUBBLICA CORRETTA PER IL CICLO (in percentuale del PIL)

	2016	2017	2018	2019	2020	2021	2022
1. Tasso di crescita del PIL a prezzi costanti	1.1	1.7	0.9	0.2	0.8	0.8	0.8
2. Indebitamento netto	-2.5	-2.4	-2.1	-2.4	-2.1	-1.8	-1.5
3. Interessi passivi	3.9	3.8	3.7	3.6	3.6	3.7	3.8
4. Misure una tantum (2)	0.2	0.0	0.1	0.1	0.1	0.1	0.1
di cui: *Misure di entrata*	0.3	0.5	0.2	0.1	0.1	0.1	0.1
Misure di spesa	-0.1	-0.6	-0.1	0.0	0.0	0.0	0.0
5. Tasso di crescita del PIL potenziale	-0.1	0.3	0.6	0.4	0.7	0.8	0.7
Contributi dei fattori alla crescita potenziale:							
Lavoro	-0.1	0.2	0.4	0.1	0.3	0.3	0.1
Capitale	-0.1	0.0	0.1	0.1	0.1	0.2	0.2
Produttività Totale dei Fattori	0.0	0.1	0.1	0.2	0.3	0.3	0.4
6. Output gap	-3.1	-1.8	-1.5	-1.7	-1.6	-1.6	-1.6
7. Componente ciclica del saldo di bilancio	-1.7	-1.0	-0.8	-0.9	-0.8	-0.9	-0.9
8. Saldo di bilancio corretto per il ciclo	-0.8	-1.4	-1.3	-1.4	-1.2	-0.9	-0.7
9. Avanzo primario corretto per il ciclo	3.1	2.4	2.4	2.2	2.4	2.8	3.2
10. Saldo di bilancio strutturale (3)	-1.0	-1.4	-1.4	-1.5	-1.4	-1.1	-0.8
11. Avanzo primario strutturale (3)	2.9	2.4	2.3	2.1	2.2	2.6	3.1
12. Variazione saldo di bilancio strutturale	-0.9	-0.4	0.0	-0.1	0.2	0.3	0.3
13. Variazione avanzo primario strutturale	-1.1	-0.5	-0.1	-0.2	0.2	0.4	0.4

(1) Gli arrotondamenti alla prima cifra decimale possono determinare incongruenze tra i valori presentati in tabella
(2) Il segno positivo indica misure una tantum a riduzione del deficit.
(3) Corretto per il ciclo al netto delle misure una tantum e altre misure temporanee.

La revisione delle stime di crescita e dell'output gap e la richiesta della flessibilità per le spese legate al dissesto idrogeologico e agli interventi sulla rete viaria hanno portato a rimodulare il percorso di aggiustamento richiesto della spesa pubblica, consentendo un incremento fino a 1,3 per cento rispetto al valore dell'anno precedente. Dalle stime attuali, la spesa pubblica conseguirà nel 2019 un incremento dell'1,7 per cento, realizzando una deviazione non significativa su base annuale. La deviazione è significativa rispetto alla media 2018-2019, ma la distanza dal percorso suggerito, al netto dei margini di tolleranza, non è ampia. Per il 2020 risulta una piena *compliance* sul criterio annuale, mentre si riscontra una deviazione non significativa su quello biennale.

TAVOLA III.6: SPESE DA ESCLUDERE DALLA REGOLA DI SPESA

	2018		2019	2020	2021	2022
	Livello (1)	In % del PIL	In % del PIL			
Spese per programmi UE pienamente coperte da fondi UE	1.575	0,1	0,1	0,1	0,1	0,1
- di cui spese per Investimenti pienamente coperte da fondi UE	708	0,0	0,1	0,1	0,1	0,1
Componente ciclica della spesa per sussidi di disoccupazione (2)	933	0,1	0,1	0,1	0,0	0,0
Entrate discrezionali (3)	1.124	0,1	0,2	1,0	0,1	-0,1
Incrementi di entrata già individuati per legge	0,0	0,0	0,0	0,0	0,0	0,0

(1) Valori in milioni.
(2) La componente ciclica della spesa per sussidi di disoccupazione è stata calcolata con la metodologia attualmente utilizzata dalla Commissione Europea, sulla base dell'*unemployment gap*.
(3) Sono comprese le entrate discrezionali contributive.

TAVOLA III.7: SCENARIO A POLITICHE INVARIATE

	2018		2019	2020	2021	2022
	Livello (1)	In % del PIL	In % del PIL			
Totale entrate a politiche invariate	816.113	46,4	46,5	47,1	47,0	46,7
Totale spesa a politiche invariate	853.618	48,6	48,9	49,3	49,1	49,0
Voci di dettaglio della spesa						
Spese correnti	795.253	45,3	45,7	45,8	45,6	45,4
di cui:						
Redditi da lavoro dipendente	171.826	9,8	9,7	9,6	9,4	9,3
Consumi Intermedi	143.855	8,2	8,1	8,1	8,0	7,9
Spese in c/capitale	58.365	3,3	3,2	3,5	3,5	3,6
di cui:						
Investimenti fissi lordi	37.081	2,1	2,2	2,4	2,5	2,6
Contributi agli investimenti	13.899	0,8	0,7	0,8	0,8	0,8

(1) Valori in milioni.

Le Tavole sottostanti forniscono informazioni più dettagliate sulla convergenza all'OMT nello scenario programmatico e sul rispetto della regola di spesa.

TAVOLA III. 8: DEVIAZIONI SIGNIFICATIVE

Convergenza del saldo strutturale verso l'MTO	2016	2017	2018*	2019	2020 Programmatico	2020 Tendenziale
Indebitamento netto	-2,52	-2,39	-2,13	-2,37	-2,09	-1,97
Obiettivo di Medio Termine (MTO)	0,00	0,00	0,00	0,00	0,50	0,50
Saldo Strutturale	-1,02	-1,37	-1,40	-1,54	-1,36	-1,21
Variazione annuale del saldo strutturale(**)	-0,75	-0,36	-0,02	-0,14	0,17	0,36
Variazione richiesta del saldo strutturale	-0,58	0,11	0,30	0,07	0,50	0,50
Deviazione del saldo strutturale dalla variazione annuale richiesta (<0,5 pp)	-0,42	-0,47	-0,32	-0,21	-0,33	-0,14
Variazione media del saldo strutturale (su due anni)	-0,30	-0,55		-0,08	0,02	0,13
Variazione media richiesta	-0,26	-0,24		0,19	0,29	0,29
Deviazione del saldo strutturale dalla variazione media richiesta (<0,25 pp)	-0,04	-0,32		-0,27	-0,27	-0,16
Regola di spesa	2016	2017	2018*	2019	2020 Programmatico	2020 Tendenziale
Tasso di crescita dell'aggregato di spesa di riferimento (***) (%)	0,89	0,25	1,79	1,72	0,54	0,40
Benchmark modulato sulle condizioni cicliche prevalenti (***) (%)	1,29	-0,35	0,50	1,31	0,50	0,28
Deviazione dell'aggregato di spesa dalla variazione annuale richiesta (<0,5 p.p.)	0,10	-0,31	-0,56	-0,18	-0,02	-0,05
Deviazione dell'aggregato di spesa dalla variazione media richiesta su 2 anni (<0,25 p.p.)	0,27	-0,10		-0,37	-0,10	-0,13

* Nel 2018 la variazione richiesta è pari a 0,3 per margine di discrezionalità.
** Per quanto riguarda la valutazione della convergenza verso l'OMT e del rispetto della regola della spesa, in linea con le procedure concordate a livello comunitario, per gli anni precedenti al 2018 sono presi a riferimento i valori calcolati dalla Commissione Europea nei suoi esercizi di previsione.
*** In termini reali fino al 2017, nominali dal 2018

FOCUS

Il dialogo con la Commissione Europea sul Documento Programmatico di Bilancio 2019

Nel valutare il rispetto delle regole fiscali, a maggio 2018 la Commissione concluse che l'Italia non aveva rispettato il criterio di riduzione del debito. Sulla base delle previsioni

economiche pubblicate dalla Commissione Europea a primavera 2018 (Spring Forecast 2018), il debito pubblico dell'Italia sia per il 2016 che per il 2017 non risultava perseguire un sentiero di riduzione tale da garantire il conseguimento dell'obiettivo del rapporto debito/PIL al 60 per cento in 20 anni. Tale deviazione sembrava essere confermata anche per gli anni successivi: infatti, il rapporto debito/PIL previsto per il 2018 e il 2019 risultava superiore al valore di riferimento che avrebbe permesso il progressivo avvicinamento verso il target di debito fissato nel Patto di Stabilità e Crescita.

Come prescritto dall'Articolo 126, paragrafo 3 del Trattato sul funzionamento dell'Unione europea (di seguito Trattato), il Governo sottopose all'attenzione della Commissione alcuni fattori rilevanti che giustificavano la temporanea deviazione. In particolare: i) il miglioramento delle prospettive di crescita che avrebbe garantito una riduzione del debito, ii) il rispetto del percorso di aggiustamento verso l'OMT nel 2017; iii) il varo e l'implementazione di alcune importanti riforme strutturali che avrebbero rafforzato la crescita economica.

Nel report finale del 23 maggio 2018, la Commissione ritornò sul suo giudizio, concludendo che l'Italia rispettava il criterio del debito sebbene lo sforzo strutturale per il 2018 dovesse essere amplificato per non deviare dal sentiero dell'OMT. In quell'occasione la Commissione ribadì che sarebbe stata cruciale la valutazione *ex post* sul 2018 che si effettua nella primavera dell'anno successivo.

In occasione del Documento Programmatico di Bilancio (DPB) 2019, il Governo ha rivisto gli obiettivi di finanza pubblica nonché la strategia di programmazione economica in chiave più espansiva al fine di accompagnare la ripresa economica e rivitalizzare i consumi. Tale strategia evidenziò da subito un deterioramento del deficit strutturale per il 2019 di 0,9 per cento del PIL. Si ricorda che il 13 luglio 2018 il Consiglio dell'Unione Europea aveva raccomandato all'Italia un aggiustamento strutturale pari a 0,6 punti di PIL per il 2019. Nella prima valutazione del DPB, la Commissione riscontrò il mancato rispetto dell'aggiustamento necessario per l'avvicinamento all'OMT e il 23 Ottobre richiese una revisione della programmazione di bilancio attraverso un nuovo DBP. Il 13 novembre il Governo Italiano presentò alla Commissione una nuova versione del DPB dove confermava l'orientamento fiscale espansivo.

Il 21 novembre 2018 la Commissione adottò un secondo parere confermando l'esistenza di un'inosservanza particolarmente grave delle raccomandazioni rivolte dal Consiglio all'Italia e confermando il rischio di una deviazione significativa dal percorso di aggiustamento verso l'OMT per il 2018 e 2019. Poiché la programmazione di bilancio dell'Italia per il 2019 modificava in maniera sostanziale i fattori rilevanti analizzati nella precedente relazione di Maggio 2018, la Commissione Europea ha aggiornato la relazione a norma dell'Articolo 126, par.3 del Trattato. A seguito di quell'analisi, la Commissione modificò il suo giudizio sul rispetto del criterio del debito nel 2017 e propose l'apertura di una procedura di infrazione per debito eccessivo. Il 29 novembre il Comitato Economico e Finanziario formulò un parere a norma dell'Art.126, par.4 del Trattato, confermando le conclusioni della Commissione e auspicando un dialogo costruttivo tra la Commissione e le autorità italiane. Anche l'Eurogruppo del 3 dicembre condivise la valutazione della Commissione, raccomandando all'Italia di adottare le misure necessarie per conformarsi al Patto di Stabilità e Crescita e esprimendo il suo sostegno al dialogo in corso fra la Commissione e le autorità italiane.

Le intense negoziazioni tra la Commissione e il Governo hanno portato all'adozione di misure fiscali addizionali nella Legge di Stabilità 2019 tali da consentire alla Commissione di non aprire la procedura di infrazione. Nella lettera del 18 dicembre il Governo italiano ribadì la sua volontà di effettuare miglioramenti dei saldi finali contenuti nella legge di bilancio del 2019, in adesione ai rilievi della Commissione e di ulteriori valutazioni tecniche. In quella sede, il Governo chiese anche di usufruire della clausola di flessibilità per il 2019 per finanziare un piano di interventi straordinari tesi a contrastare il dissesto idrogeologico e a mettere in sicurezza le infrastrutture della rete di collegamenti italiana. Nella lettera di

risposta inviata il 19 Dicembre 2018, la Commissione prese atto delle misure di bilancio che il Governo italiano intendeva sottoporre al Parlamento come emendamento al progetto di legge di bilancio 2019. L'adozione di tali misure - compresa la clausola di salvaguardia che prevede l'accantonamento di 2 miliardi di euro ed il relativo sistema di monitoraggio dei conti - nella legge di bilancio 2019 (Legge n. 145 del 30 dicembre 2018) ha permesso quindi alla Commissione di non raccomandare l'avvio di una procedura per disavanzo eccessivo in questa fase. La Commissione continuerà la sua sorveglianza fiscale con particolare attenzione all'esecuzione del bilancio per il 2019, nel contesto del semestre europeo e del processo di coordinamento delle politiche economiche a livello europeo.

III.3 IMPATTO FINANZIARIO DELLE MISURE DEL PROGRAMMA NAZIONALE DI RIFORMA

I provvedimenti normativi considerati al fine di misurare l'impatto finanziario sono suddivise in dieci aree di policy. Si fa riferimento ai provvedimenti che hanno completato l'iter parlamentare da aprile 2018 a marzo 2019.

Gli effetti finanziari sono valutati in termini di maggiori/minori entrate e maggiori/minori spese sia per il Bilancio dello Stato, sia per la Pubblica Amministrazione (PA) e quantificati con riferimento ai relativi saldi. La quantificazione degli impatti delle misure, ad eccezione di alcuni casi, mette in luce 'costi' e 'benefici' delle misure per la finanza pubblica, prescindendo dalle coperture reperite in ogni provvedimento. L'impatto sul saldo del Bilancio dello Stato (saldo netto da finanziare)[25] è riportato, per ciascuna area, nella Tavola seguente, in cui sono inserite tutte le disposizioni che hanno effetto in termini di finanza pubblica relative al periodo di osservazione.

In particolare, per il triennio 2019 - 2021, gli aggiornamenti più significativi, dal punto di vista finanziario, risultano:

- maggiori spese complessive per circa 133 miliardi afferenti prevalentemente all'area 'Lavoro e Pensioni'. In particolare, si segnalano gli oneri per l'introduzione del 'Reddito di cittadinanza' e 'Quota 100', i due principali interventi a sostegno dell'occupazione, lotta alla povertà ed esclusione sociale. Tali disposizioni rispondono anche alla Raccomandazione UE n. 4/2018 relativa al lavoro ed alla povertà. Si segnalano anche le misure a favore del rilancio degli investimenti pubblici e il Fondo investimenti per gli Enti territoriali.
- minori spese per circa 16,6 miliardi per il Bilancio dello Stato. Tra le misure più rilevanti si segnala il concorso alla finanza pubblica delle regioni a statuto ordinario introdotto dalla Legge n. 145/2018 all'art. 1, comma 841 (area 'Infrastrutture e Sviluppo');
- minori entrate per circa 47,5 miliardi nel periodo in esame. Le misure che danno origine ai minori introiti per il Bilancio dello Stato fanno riferimento prevalentemente all'area 'Spesa pubblica e tassazione' e si riferiscono, tra l'altro, alla sterilizzazione delle clausole sull'aliquota IVA e sulle accise

[25] Tale scelta è dovuta principalmente alla rilevanza delle Amministrazioni centrali nella definizione e implementazione delle misure.

nell'anno 2019, all'abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI (che ha effetti significativi anche in termini di maggiori entrate) e all'adozione del regime contributivo forfettario di persone fisiche esercenti attività d'impresa, arte o professione (cd. '*Flat tax*').

- maggiori entrate per circa 50,8 miliardi sono riconducibili prevalentemente sia all'abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI che alle disposizioni della Legge di Bilancio relative agli aumenti delle aliquote IVA e delle accise (dal 2020).

TAVOLA III.9: IMPATTO FINANZIARIO DELLE MISURE NELLE GRIGLIE DEL PNR (in milioni)

	2019	2020	2021
Efficienza amministrativa			
Maggiori entrate	0	0	0
Maggiori spese	159	303	329
Minori entrate	0	0	0
Minori spese	9	7	7
Energia e ambiente			
Maggiori entrate	223	698	92
Maggiori spese	915	1.047	1.074
Minori entrate	105	1.116	959
Minori spese	36	83	36
Federalismo			
Maggiori entrate	0	415	222
Maggiori spese	0	12	10
Minori entrate	261	629	506
Minori spese	0	0	0
Infrastrutture e sviluppo			
Maggiori entrate	0	0	1
Maggiori spese	7.932	7.080	4.310
Minori entrate	2.502	2.511	10
Minori spese	2.723	1.956	330
Innovazione e Capitale umano			
Maggiori entrate	0	0	0
Maggiori spese	525	865	884
Minori entrate	0	0	0
Minori spese	88	396	423
Lavoro e pensioni			
Maggiori entrate	299	56	111
Maggiori spese	23.729	34.469	35.436
Minori entrate	175	523	817
Minori spese	1.073	2.085	2.942
Mercato dei prodotti e concorrenza			
Maggiori entrate	234	318	351
Maggiori spese	234	74	0
Minori entrate	150	201	201
Minori spese	0	0	0
Sistema finanziario			
Maggiori entrate	1.506	15	19
Maggiori spese	556	575	575
Minori entrate	45	195	184
Minori spese	165	3	2
Sostegno alle imprese			
Maggiori entrate	18	2.156	1.228
Maggiori spese	375	344	206
Minori entrate	388	2.664	3.018
Minori spese	391	396	398
Spesa pubblica e tassazione			
Maggiori entrate	11.261	12.255	19.275
Maggiori spese	2.478	4.791	3.925
Minori entrate	16.679	6.530	7.109
Minori spese	893	724	1.438

Nota: Gli effetti della L. n. 145/2018 (Bilancio di previsione dello Stato esercizio finanziario 2019 e Bilancio pluriennale 2019-2021) in termini di maggiori/minori entrate e maggiori/minori uscite si riferiscono solamente alla Sezione I.
Fonte: Elaborazioni RGS su dati degli allegati 3, delle Relazioni Tecniche e delle informazioni riportate in documenti ufficiali. Sono escluse le risorse dei programmi di azione e coesione e dei vari fondi destinati agli interventi a carattere europeo.

III.4 EVOLUZIONE DEL RAPPORTO DEBITO/PIL

I dati degli ultimi anni delineano un quadro di stabilizzazione del rapporto debito/PIL. A seguito delle revisioni statistiche sul livello del PIL e al perimetro della PA effettuate dall'ISTAT[26], e di quelle sullo stock del debito di fonte Banca d'Italia[27], il rapporto debito/PIL si è attestato al 131,4 per cento nel 2016 e 2017. Il dato del 2016 rimane invariato rispetto alla precedente stima di settembre di 131,4 per cento, mentre quello del 2017 è rivisto verso l'alto rispetto al precedente valore del 131,2 per cento del PIL.

Nel 2018, il rapporto debito/PIL è stimato in aumento di 0,8 punti percentuali rispetto al 2017. Il dato preliminare, pari a 132,2 per cento, risulta superiore all'obiettivo del 131,7 per cento indicato nell'aggiornamento al Quadro Macroeconomico e di Finanza Pubblica pubblicato a dicembre 2018 a seguito delle interlocuzioni con la Commissione Europea. Tale divergenza è dovuta a una crescita nominale inferiore alle attese, pari all'1,7 per cento rispetto al 2,1 per cento prefigurato a dicembre 2018.

L'aumento del rapporto debito/PIL per l'anno 2018 rispetto al 2017 è riconducibile all'aumento del fabbisogno del settore pubblico, ma anche all'incremento, per circa lo 0,32 per cento del PIL, delle disponibilità liquide del Tesoro, incremento ampiamente previsto nei precedenti documenti programmatici per tenere conto delle più elevate scadenze di titoli nel corso del 2019.

Alla dinamica osservata hanno contribuito altri fattori tecnici, quali gli scarti di emissione e il cosiddetto *up-lift*, ossia l'effetto di rivalutazione dei titoli indicizzati all'inflazione. I due fattori sono complessivamente in crescita rispetto al 2017, con un impatto pari quasi allo 0,4 per cento del PIL. Nel 2018, infatti, l'aumento dei tassi di emissione ha dato luogo ad un volume significativo di emissioni effettuate sotto la pari mentre la maggiore inflazione, italiana ed europea, verificatasi rispetto al precedente anno, ha contribuito ad aumentare l'entità della rivalutazione. Infine, anche l'anno 2018, come il 2017, non ha beneficiato di introiti da privatizzazioni che invece erano ipotizzati nei precedenti obiettivi programmatici.

Guardando alle determinanti del debito, si nota come l'aumento del rapporto debito/PIL del 2018 sia accompagnato da un rafforzamento dell'avanzo primario, stimato all'1,6 per cento del PIL, che mitiga l'effetto complessivo della componente *snow-ball* (che quantifica l'impatto automatico della differenza tra gli interessi e la crescita nominale del PIL sulla dinamica del rapporto debito/PIL) e dell'aggiustamento stock flussi. La risalita dell'effetto *snow-ball* è attribuibile alla crescita nominale più bassa rispetto al 2017, pur in presenza di un'incidenza degli interessi passivi in lieve calo, al 3,7 per cento del PIL.

[26] Comunicati ISTAT del 1 marzo 2019 'PIL e indebitamento AP', del 4 aprile 2019 'Conto trimestrale delle amministrazioni pubbliche, reddito e risparmio delle famiglie e profitti delle società' e del 9 aprile 2019 'PIL e indebitamento delle amministrazioni pubbliche: aggiornamento'.

[27] Comunicato stampa Banca d'Italia del 9 aprile 2019 'Revisione delle stime del debito delle Amministrazioni pubbliche per gli anni 2015-2018'. Rispetto ai dati diffusi nel Bollettino del 15 marzo 2019, l'ampliamento del perimetro della PA ha determinato, in particolare, una revisione al rialzo dello stock di debito per quasi 800 milioni nel 2016, oltre 5,6 miliardi nel 2017 e oltre 5,9 nel 2018.

Nel 2019, la previsione del rapporto debito/PIL è pari al 132,6 per cento, rinviando all'anno successivo l'inversione di tendenza attesa nell'aggiornamento al Quadro Macroeconomico e di Finanza Pubblica, con un aumento di circa 0,5 punti percentuali rispetto al 2018[28]. La revisione al rialzo (+2,0 punti percentuali) del rapporto debito/PIL rispetto alle ultime previsioni[29], risente in parte del più alto livello di debito per circa 0,2 punti percentuali, principalmente derivante dalle riclassificazioni ereditate dagli anni precedenti richiamate sopra, e per la parte rimanente del significativo rallentamento della crescita del PIL nominale dal 2,3 per cento stimato a dicembre 2018 all'attuale 1,2 per cento.

La giacenza di liquidità, che si prevede diminuire di circa lo 0,1 per cento del PIL, e le ipotesi di realizzazione di proventi da privatizzazioni, pari all'1 per cento del PIL, rimangono in linea con quanto indicato nell'aggiornamento del Quadro Macroeconomico e di Finanza pubblica pubblicato lo scorso dicembre.

FIGURA III.1: DETERMINANTI DEL DEBITO PUBBLICO (in percentuale di PIL)


Aggiustamento Stock - Flussi (SFA)
componente inflazione
Saldo Primario (+=disavanzo)
componente tasso di crescita reale
componente spesa per interessi
Variazione rispetto all'anno precedente
p.p. di PIL
6
4
2
0
-2
-4
-6
2016
2017
2018
2019
2020
2021
2022

Fonte: Dal 2019, previsioni scenario programmatico del DEF.

Nel 2019, l'accumulazione del debito è totalmente spiegata dall'effetto *snow-ball,* positivo e crescente a causa della crescita nominale in rallentamento e di una componente di spesa per interessi stabile al 3,6 per cento del PIL. Infatti, nel 2019, si prevede un'inversione di segno nella componente stock flussi, che risulta in riduzione di circa tre decimi di punto di PIL anche per effetto delle ipotesi sui proventi da privatizzazione.

L'inversione di tendenza della dinamica del rapporto debito/PIL è attesa nel 2020, con un valore pari al 131,3 per cento, per effetto di un netto calo previsto del fabbisogno del settore pubblico pari al 2,4 per cento del PIL (circa 0,7 punti percentuale di PIL in meno rispetto al 2019) e di una crescita nominale in accelerazione al 2,8 per cento. D'altra parte, nel 2020 l'avanzo primario è

[28] Eventuali imprecisioni derivano da arrotondamenti.
[29] Eventuali imprecisioni derivano da arrotondamenti.

previsto in miglioramento di circa 0,3 punti percentuali del PIL; mentre l'effetto *snow-ball* è atteso ridursi significativamente, grazie alla crescita del PIL nominale e alla stabilizzazione degli interessi. La diminuzione del livello del debito deriverà inoltre dall'ulteriore riduzione nelle disponibilità liquide del Tesoro per circa lo 0,1 per cento del PIL e dagli introiti previsti da privatizzazione e da altri proventi finanziari per 0,3 punti percentuali di PIL, in linea con quanto ipotizzato a dicembre 2018.

Nel 2021 si stima che il rapporto debito/PIL continuerà a scendere, attestandosi al 130,2 per cento. Il miglioramento rispetto al 2020 (circa 1,1 punti percentuali) è dovuto, a parità di altri fattori, alla riduzione del fabbisogno del settore pubblico di circa 0,4 punti percentuali del PIL[30] e alla crescita nominale attesa al 2,6 per cento. L'effetto *snow-ball* e la componente stock flussi contribuiranno all'aumento del rapporto debito/PIL mentre in direzione opposta agirà l'avanzo primario che continuerà a migliorare, invece, all'1,9 per cento del PIL.

Nel 2022 è attesa un'ulteriore discesa del rapporto debito/PIL, che si attesterà al 128,9 per cento, confermando la tendenza in riduzione che prende avvio nel 2020. La discesa sarà sostanzialmente in linea con l'anno precedente, nonostante la riduzione marcata del fabbisogno (per circa 0,8 punti percentuali del PIL) e una crescita nominale in leggera flessione al 2,3 per cento. La riduzione del rapporto debito/PIL rispetto all'anno precedente è spiegata da un aumento dell'avanzo primario, che raggiungerebbe il 2,3 per cento del PIL, da una ricomposizione dell'effetto complessivo dell'aggiustamento stock flussi e della componente *snow-ball*. In particolare, la diminuzione della componente stock flussi è attesa compensare quasi tutto l'aumento della componente *snow-ball* spiegato, a sua volta, da una risalita della spesa per interessi accompagnata alla minore crescita.

Al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM, il dato di consuntivo 2018 del rapporto debito/PIL è stato pari al 128,8 per cento del PIL e si stima che scenderà al 125,9 per cento del PIL nel 2022.

[30] Per un maggior dettaglio sulle previsioni del conto del settore pubblico si veda la Sezione II del DEF.

TAVOLA III.10: DETERMINANTI DEL DEBITO PUBBLICO (in percentuale del PIL) (1)

	2018	2019	2020	2021	2022
Livello (al lordo sostegni) (2)	132,2	132,6	131,3	130,2	128,9
Variazioni rispetto all'anno precedente	0,8	0,5	-1,3	-1,1	-1,3
Fattori che determinano le variazioni del debito pubblico:					
Avanzo primario (competenza economica)	-1,6	-1,2	-1,5	-1,9	-2,3
Effetto *snow-ball*	1,5	2,0	0,0	0,4	0,9
di cui: Interessi (competenza economica)	3,7	3,6	3,6	3,7	3,8
Aggiustamento *stock*-flussi	0,9	-0,3	0,2	0,4	0,1
di cui: Differenza tra cassa e competenza	0,2	0,4	0,0	0,0	-0,8
Accumulazione netta di asset finanziari (3)	0,2	-0,7	0,0	0,3	0,5
di cui: Introiti da privatizzazioni	0,0	-1,0	-0,3	0,0	0,0
Effetti di valutazione del debito	0,2	-0,1	0,2	0,2	0,3
Altro (4)	0,3	0,0	0,0	-0,1	0,0
p. m. : Tasso di interesse implicito sul debito	2,9	2,8	2,8	2,9	3,0

1) Eventuali imprecisioni derivano dagli arrotondamenti.
2) Al lordo delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2018 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 15 marzo 2019). Le stime considerano proventi da privatizzazioni e altri proventi finanziari pari all'1,0 per cento del PIL nel 2019, 0,3 per cento del PIL nel 2020 e 0 nei successivi anni. Inoltre, si ipotizza una riduzione delle giacenze di liquidità del MEF dello 0,1 per cento del PIL per ciascun anno dal 2019 al 2021. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente Documento.
3) Include gli effetti dei contributi per GLF e programma ESM.
4) La voce altro, residuale rispetto alle precedenti, comprende: variazioni delle disponibilità liquide del MEF; discrepanze statistiche; riclassificazioni Eurostat; contributi a sostegno dell'Area Euro previsti dal programma EFSF.

TAVOLA III.11: DEBITO DELLE AMMINISTRAZIONI PUBBLICHE PER SOTTOSETTORE (1) (in milioni e in percentuale del PIL)

	2018	2019	2020	2021	2022
Livello al lordo dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.321.957	2.359.097	2.401.013	2.442.577	2.473.609
in % PIL	132,2	132,6	131,3	130,2	128,9
Amministrazioni centrali (3)	2.245.888	2.285.396	2.329.784	2.373.801	2.407.326
Amministrazioni locali (3)	126.096	123.728	121.257	118.804	116.312
Enti di previdenza e assistenza (3)	126	126	126	126	126
Impatto dei sostegni in % PIL (4)	3,3	3,3	3,2	3,1	3,0
Livello al netto dei sostegni finanziari Area Euro (2)					
Amministrazioni pubbliche	2.263.726	2.300.866	2.342.915	2.384.872	2.416.404
in % PIL	128,8	129,4	128,1	127,2	125,9
Amministrazioni centrali (3)	2.187.656	2.227.164	2.271.686	2.316.096	2.350.121
Amministrazioni locali (3)	126.096	123.728	121.257	118.804	116.312
Enti di previdenza e assistenza (3)	126	126	126	126	126

1) Eventuali imprecisioni derivano dagli arrotondamenti.
2) Al lordo ovvero al netto delle quote di pertinenza dell'Italia dei prestiti a Stati Membri dell'UEM, bilaterali o attraverso l'EFSF, e del contributo al capitale dell'ESM. A tutto il 2018 l'ammontare di tali quote è stato pari a circa 58,2 miliardi, di cui 43,9 miliardi per prestiti bilaterali e attraverso l'EFSF e 14,3 miliardi per il programma ESM (cfr. Banca d'Italia, 'Bollettino statistico finanza pubblica, fabbisogno e debito' del 15 marzo 2019). Le stime considerano proventi da privatizzazioni e altri proventi finanziari pari all'1,0 per cento del PIL nel 2019, 0,3 per cento del PIL nel 2020 e 0 nei successivi anni. Inoltre, si ipotizza una riduzione delle giacenze di liquidità del MEF dello 0,1 per cento del PIL per ciascun anno dal 2019 al 2021. Lo scenario dei tassi di interesse utilizzato per le stime si basa sulle previsioni implicite derivanti dai tassi *forward* sui titoli di Stato italiani del periodo di compilazione del presente Documento.
3) Al lordo delle passività nei confronti degli altri sotto-settori.
4) Include gli effetti del contributo italiano a sostegno dell'Area Euro: contributi programma *Greek Loan Facility* (GLF), EFSF e ESM.

FIGURA III.2: EVOLUZIONE DEL RAPPORTO DEBITO/PIL (al lordo e al netto dei sostegni ai Paesi Euro)


% sul PIL
p.p di PIL
Var. del rapporto Debito/PIL (asse dx)
Debito/PIL (al lordo)
Debito/PIL (al netto)
140
135
130
125
120
115
110
105
100
12
10
8
6
4
2
0
-2
-4
2008
2010
2012
2014
2016
2018
2020
2022

Fonte: ISTAT e Banca d'Italia. Dal 2019, previsioni quadro programmatico.

III.5 LA REGOLA DEL DEBITO E GLI ALTRI FATTORI RILEVANTI

È importante assicurare la sostenibilità del debito pubblico e puntare ad una sua graduale riduzione, specialmente se in rapporto al PIL assume valori particolarmente elevati. In quest'ultime circostanze, il debito toglie risorse importanti alla finanza pubblica, in quanto allocate al pagamento degli interessi, e rappresenta un fardello per le generazioni future. L'obiettivo di riduzione del debito può essere conseguito da un lato investendo sulla crescita economica (dunque sul denominatore del rapporto), dall'altro migliorando il saldo di bilancio dei conti pubblici[31] attraverso un'attenta politica di bilancio.

All'interno dell'ordinamento europeo, la programmazione dei bilanci pubblici deve assicurare nel tempo il conseguimento di un rapporto debito/PIL pari al 60 per cento seguendo una regola che ne detta il profilo temporale di riduzione. La Commissione europea, nell'ambito del processo di sorveglianza, è chiamata a valutare il rispetto di tale regola come in generale prescritto dal Trattato sul funzionamento dell'Unione Europea (TFUE) (si veda il box "La regola del debito").

Nel corso degli ultimi anni, la profonda crisi economica e la debolezza della ripresa, in un contesto di bassa inflazione, sconsigliavano manovre di correzione fiscale troppo pronunciate che, in ultima analisi, sarebbero risultate deflattive e controproducenti in termini di dinamica del debito. Pertanto, da quando è stata istituita la regola, l'Italia ha raramente presentato una programmazione della finanza pubblica formalmente in linea con essa.

[31] Sulla dinamica del debito incidono anche i proventi in conto capitale e altre voci che riducono il fabbisogno delle amministrazioni pubbliche.

Dal 2015 la Commissione europea ha riscontrato che la dinamica del debito pubblico Italiano era - *prima facie* - non conforme con il rispetto della regola del debito. Più volte la Commissione, avendo aperto una interlocuzione con l'Italia, ha sostanzialmente recepito le ragioni addotte dai governi italiani per il mancato rispetto della regola del debito e ha ritenuto di non aprire una procedura di violazione. Giocavano a favore, secondo l'interpretazione della Commissione, il rispetto del braccio preventivo del Patto di Stabilità e Crescita e l'adozione e implementazione di riforme idonee ad aumentare il potenziale di crescita e a migliorare la sostenibilità del debito nel medio periodo. In un caso (nel 2017) però, la Commissione ha chiesto di effettuare una correzione strutturale ai conti pubblici per assicurare la convergenza verso l'OMT. La raccomandazione fu recepita dal Governo italiano che presentò, contestualmente all'adozione del DEF 2017, un pacchetto di misure in grado di ridurre il disavanzo strutturale[32].

FOCUS

La regola del debito

La regola del debito è stata introdotta nell'ordinamento europeo dal cosiddetto *Six Pack* ed è stata recepita a livello nazionale con la legge di attuazione del principio dell'equilibrio di bilancio in Costituzione (L. n. 243/2012). La disciplina fiscale sul debito è entrata completamente a regime nel 2015, dopo un periodo di transizione avviato per l'Italia nel 2012, con l'uscita dalla procedura per disavanzi eccessivi.

La regola del debito prevede che, per assicurare la riduzione ad un ritmo adeguato del rapporto debito/PIL verso la soglia del 60 per cento del PIL, la programmazione del bilancio pubblico rispettati almeno uno dei seguenti criteri:

a. la parte di debito in eccesso rispetto al valore di riferimento del 60 per cento del PIL deve essere ridotta su base annua di 1/20 della media dei valori dei tre anni antecedenti a quello in corso (criterio di tipo *backward-looking*) o nei due anni successivi a quello di riferimento (criterio di tipo *forward-looking*).

b. l'eccesso di debito rispetto al benchmark *backward-looking* sia attribuibile al ciclo economico (utilizzando un indicatore che esprime il rapporto debito/PIL che si sarebbe ottenuto se nei precedenti tre anni il numeratore venisse corretto per l'impatto del ciclo economico e il PIL nominale al denominatore fosse cresciuto allo stesso ritmo del prodotto potenziale).

A partire dal Programma di Stabilità del 2016, il rispetto della regola del debito sulla base del criterio *backward-looking* o quello corretto per il ciclo economico viene valutata interamente su dati consolidati notificati dall'ISTAT. La valutazione della regola del debito viene effettuata rispetto al benchmark più favorevole determinato sulla base dei criteri descritti sopra. Sulla base dei dati attuali, il benchmark più favorevole risulta essere quello *forward looking* in cui la *compliance* con la regola nell'anno di riferimento viene misurata quantificando il gap prodotto sulla base delle proiezioni del rapporto debito/PIL nei due anni successivi.

Se da una prima analisi vi è evidenza di non conformità con la regola del debito o del deficit, la Commissione prepara una relazione approfondita a norma dell'art. 126.3 del Trattato sul Funzionamento dell'Unione Europea (TFUE), nel quale vengono considerati tutti i fattori pertinenti[33] a giustificare la deviazione. In tale occasione il Paese sotto osservazione può far

[32] Misure contenute nel D.L. 50/2017 convertito in L. 96/2017, G.U.144/2017

[33] La normativa europea stabilisce, che la Commissione possa desistere dall'aprire una procedura per disavanzi eccessivi tenendo conto dell'esistenza di fattori rilevanti quali: le condizioni economiche di medio-termine, l'aderenza alle regole dettate dal patto di stabilità e crescita, la dinamica e la sostenibilità del debito

pervenire le proprie ragioni per motivare il mancato raggiungimento del risanamento fiscale richiesto. Nell'emettere un giudizio la Commissione può concludere che, in ragione di una valutazione complessiva, il Paese non risulti in deviazione e non raccomandi quindi l'apertura della procedura per disavanzo eccessivo.

A partire dal 2015, primo anno in cui la Commissione europea ha redatto il rapporto a norma dell'art.126.3 del Trattato nei confronti dell'Italia, la scelta di Governi italiani è stata quella di redigere e pubblicare un'analisi molto dettagliata dei fattori rilevanti per spiegare l'evoluzione del debito pubblico e il mancato raggiungimento del benchmark[34]. Per un riassunto dell'interlocuzione tra il 2015 e il 2017 si rimanda al box intitolato "la regola del debito e il rapporto sui fattori rilevanti" presente a pagina 52 della Nota di Aggiornamento al DEF 2018. La valutazione effettuata dalla Commissione Europea nel maggio 2018 viene trattata nel box seguente "giudizio della Commissione Europea sul rispetto della regola del debito".

La "finestra di valutazione" sul profilo del debito resta ancora aperta sul triennio 2017-2019. Nel maggio del 2018 la Commissione aveva riscontrato che nel 2017 lo stock di debito italiano era al di sopra della soglia di riferimento del 60 per cento del PIL stabilita dal Trattato. Allo stesso tempo, oltre a non raggiungere gli obiettivi di riduzione posti dalla regola del debito per il 2017, le proiezioni per gli anni 2018 e 2019 sembravano confermare il mancato rispetto dell'aggiustamento anche per gli anni successivi. Nel suo giudizio di primavera, la Commissione sosteneva che le condizioni cicliche dell'economia italiana erano migliorate e che quindi la debole ripresa economica non poteva più essere causa del mancato aggiustamento rispetto al *benchmark forward looking*. Veniva però preso atto del rispetto *ex post* nel 2017 del braccio preventivo del PSC relativamente alla convergenza verso l'OMT e si riconoscevano i progressi nell'adozione e implementazione delle riforme strutturali a sostegno della crescita. Sulla base di tali considerazioni, l'Italia non infrangeva la regola del debito. Tuttavia la Commissione raccomandava di conseguire un aggiustamento fiscale più marcato per il 2018, al fine di non deviare dal sentiero di convergenza verso l'OMT[35]. Una nuova valutazione sarebbe stata effettuata in occasione della presentazione del Documento Programmatico di Bilancio nell'ottobre 2018.

Il Documento Programmatico di Bilancio 2019, presentato nel mese di ottobre 2018, ha mostrato l'intenzione del Governo di seguire un approccio fiscale più espansivo rispetto ai saldi tendenziali, ovvero al quadro di finanza pubblica ereditato dalla precedente legislatura. La decisione proveniva dalla volontà di dare una graduale esecuzione al programma di Governo, finanziandone interventi di rilievo e particolarmente qualificanti, e di rilanciare la spesa per investimenti. Questo cambiamento della politica di bilancio ha portato la Commissione a mettere in discussione il suo giudizio circa il rispetto della regola del debito per il

pubblico nel medio periodo. Inoltre, ciascuno Stato membro può proporre al Consiglio e alla Commissione degli specifici fattori rilevanti a giustificazione della deviazione dal rispetto delle regole.

[34] Le analisi redatte dal Governo e i rapporti a norma dell'art 126(3) del Trattato possono essere consultate in ordine cronologico al seguente link: https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/corrective-arm-excessive-deficit-procedure/closed-excessive-deficit-procedures/italy_en.

[35] Raccomandazione del Consiglio dell'Unione Europea del 13 luglio 2018 sul programma nazionale di riforma 2018 dell'Italia e che formula un parere del Consiglio sul programma di stabilità 2018 dell'Italia: https://eur-lex.europa.eu/legal-content/IT/TXT/PDF/?uri=CELEX:32018H0910(11)&from=EN

2017. In particolare, la Commissione rilevava una deviazione significativa rispetto allo sforzo strutturale dello 0,6 per cento del PIL richiesto nel 2019 per convergere verso l'OMT.

Le riserve espresse da parte della Commissione hanno dato avvio ad una fase intensa di dialogo tra le due parti, come previsto dalla normativa europea (si rimanda al focus "Il dialogo con la Commissione Europea sul Documento Programmatico di Bilancio 2019" del par. III.2 pg. 42). Oltre alla richiesta di chiarimenti sul DPB, la Commissione ha ritenuto opportuno aggiornare il rapporto sui fattori rilevanti ai sensi dell'art. 126.3 del Trattato. A seguito di ciò l'Italia ha provveduto ad inviare un nuovo Documento Programmatico di Bilancio, in cui si ribadivano gli obiettivi di finanza pubblica, e a rispondere alla richiesta di motivare le ragioni per il non rispetto della regola del debito (si veda box "Il giudizio della Commissione Europea sul rispetto della regola del debito"). Il rapporto della Commissione di novembre 2018[36] redatto ai sensi dell'art. 126.3 del Trattato tuttavia concludeva che i fattori rilevanti addotti dall'Italia non erano sufficienti a motivare la deviazione dal percorso indicato dalla regola del debito. Di conseguenza, la Commissione riteneva giustificata l'apertura di una procedura per deficit eccessivo.

Il dialogo tra la Commissione e il Governo nelle settimane successive ha permesso di negoziare un nuovo percorso di finanza pubblica capace di conciliare le esigenze di sostenibilità della finanza pubblica con gli obiettivi del contratto di Governo[37]. Tale negoziazione ha portato a scongiurare l'apertura della procedura di infrazione e a rimandare la valutazione nella primavera del 2019 come previsto dal calendario del semestre europeo.

FOCUS

Il giudizio della Commissione Europea sul rispetto della regola del debito

Nella sua valutazione complessiva sull'evoluzione del debito pubblico italiano condotta ai sensi dell'art. 126.3 del TFUE e pubblicata a maggio 2018, la Commissione aveva concluso che il criterio del debito dovesse essere considerato al momento rispettato. La Commissione segnalava la necessità di attuare una maggiore correzione fiscale per il 2018 al fine di garantire il percorso di convergenza verso l'OMT. A novembre la Commissione ha ritenuto opportuno analizzare nuovamente il rispetto della regola del debito con un aggiornamento del rapporto a norma dell'art. 126.3 del Trattato. La revisione degli obiettivi di finanza pubblica in chiave espansiva contenuta nel Documento Programmatico di Bilancio 2019 aveva cambiato la base informativa sulla quale era stato emesso il giudizio di maggio 2018. In particolare, il peggioramento del deficit strutturale per il 2019 annunciato dal Governo andava nella direzione opposta rispetto al consolidamento fiscale indicato dalla disciplina europea.

In risposta, il Governo ha quindi addotto una serie di fattori rilevanti a supporto di una valutazione complessiva anche qualitativa della dinamica dei conti pubblici e del debito. Il primo fattore è la situazione congiunturale: nel 2018 l'area dell'Euro ha subito un rallentamento delle esportazioni e della produzione industriale, l'industria manifatturiera italiana è stata infatti colpita dal calo degli scambi internazionali e dall'ondata crescente di protezionismo. Tale situazione congiunturale si somma ad anni di debole crescita durante i

[36] Rapporto della Commissione Europea redatto ai sensi dell'art. 126.3 https://ec.europa.eu/info/sites/info/files/economy-finance/1263_commission_report_211118_-_italy_en_1.pdf

[37] Per un resoconto dettagliato, si veda il focus "Il dialogo con la Commissione Europea sul Documento Programmatico di Bilancio 2019" al paragrafo III.2.

quali le politiche fiscali restrittive hanno sì migliorato il numeratore del rapporto debito/PIL attraverso crescenti avanzi primari, ma non hanno contribuito a rivitalizzare il denominatore (ossia, il PIL nominale). Si è constata infatti la difficoltà dell'economia a ritornare al suo pieno potenziale, con alti tassi di disoccupazione e bassa inflazione. Il secondo fattore rilevante è incentrato sul fatto che l'economia italiana soffra di un output gap molto più ampio di quello rilevato dalla metodologia concordata a livello europeo. Considerando le stime del MEF, il bilancio strutturale sarebbe in linea con le previsioni della disciplina fiscale europea. Il terzo fattore rilevante è basato sull'urgenza di promuovere l'inclusione sociale e rivitalizzare gli investimenti pubblici. L'approccio espansivo della politica fiscale proposta nel DPB 2019 sostiene proprio misure cardine quali il reddito di cittadinanza e "quota 100", nonché importanti investimenti infrastrutturali. Le misure, non solo di natura fiscale, previste dal Governo puntano a stimolare sia il lato dell'offerta che quello della domanda aggregata. Un ulteriore fattore rilevante è il fatto che la sostenibilità del debito usando misure alternative di crescita potenziale, non sarebbe a rischio sia nel medio che nel lungo periodo. La natura del debito pubblico caratterizzata da lunga maturità e tassi fissi, è tale da assicurare una certa resilienza alla volatilità del mercato finanziario. Inoltre l'Italia ha un livello molto basso di passività implicite (*contingent liabilities*).

Nel suo giudizio finale la Commissione riteneva che i fattori pertinenti presentati dal Governo Italiano non fossero sufficienti a giustificare il mancato aggiustamento del debito pubblico. In particolare: i) il deterioramento delle condizioni macroeconomiche non giustificava il divario rispetto alla riduzione del debito stabilito dalla regola europea, dato una crescita del PIL nominale superiore al 2 per cento dal 2016; ii) le misure presentate dal Governo rappresentavano un passo indietro rispetto ad alcune riforme attuate di recente, *in primis* nell'area della spesa pensionistica; ed, infine, iii) i dati di previsione della Commissione e quelli contenuti nella programmazione del DBP2019 evidenziavano il rischio di una deviazione significativa rispetto la percorso di aggiustamento verso l'OMT raccomandato per il 2018 e il rischio del serio non conseguimento dell'aggiustamento strutturale per il 2019 pari a 0,6 per cento di PIL previsto dalla matrice di aggiustamento concordata nell'ambito del Patto di Stabilità e Crescita e raccomandato dal Consiglio al Governo Italiano. Nel complesso quindi la relazione finale suggeriva che il criterio del debito come definito dal Trattato e dal Regolamento CE n.1467/97 fosse da considerare non rispettata e che ciò giustificasse l'apertura di una procedura per deficit eccessivo.

L'evoluzione del rapporto debito/PIL evidenzia una diminuzione del gap rispetto al sentiero di rientro verso la soglia del 60 per cento nella configurazione *forward looking* per gli anni 2018 e 2019, e nella configurazione del debito corretto per il ciclo per il 2020. Nel dettaglio, il rispetto della regola per il 2018 è valutato sulla base della previsione del rapporto debito/PIL del 2020 che risulta pari a 131,3 per cento. La regola del debito segnala un percorso di avvicinamento che implicherebbe, nella configurazione *forward looking*, un rapporto debito/PIL pari a 125,1 per cento. Il gap rispetto al *benchmark forward looking* sarebbe quindi del 6,2 per cento del PIL (comunque più favorevole rispetto alle altre configurazioni della regola del debito). Allo stesso modo, la *compliance* della regola nel 2019 è valutata sulla configurazione *forward looking*. Nello scenario programmatico il rapporto debito/PIL risulterebbe pari al 130,2 per cento che rispetto ad un obiettivo da conseguire di 125,1 nel *benchmark forward looking* rappresenta una deviazione pari a 5,2 per cento. Nel 2020 la distanza del debito/PIL risulta minima nella configurazione del debito corretto per il ciclo, con un gap pari a 3,9 per cento.

TAVOLA III.12 RISPETTO DELLA REGOLA DEL DEBITO: CRITERIO FORWARD LOOKING E DEBITO CORRETTO PER IL CICLO

	Scenario					
	Tendenziale			Programmatico		
	2018	2019	2020	2018	2019	2020
Debito nell'anno t+2 (% del PIL)	131,7	130,6	129,6	131,3	130,2	128,9
Gap rispetto al benchmark forward looking (% del PIL)	6,5	5,4	4,9	6,2	5,2	4,4
Gap rispetto al debito corretto con il ciclo (% del PIL)	8,2	7,3	4,0	7,9	7,1	3,9

Resta dunque confermata la difficoltà a soddisfare la regola del debito pur in presenza di un percorso di aggiustamento del deficit di medio periodo sia in termini nominali che strutturali. La politica economica portata avanti dal Governo deve infatti affrontare un contesto di minore crescita nominale, causata dal peggioramento del quadro macro economico internazionale, ed un costo reale del debito ancora abbastanza elevato. Manovre di consolidamento che innalzino *ex-ante* il surplus primario si dimostrerebbero ancora una volta controproducenti, assumendo una natura pro-ciclica. Va comunque osservato che le proiezioni di crescita sono molto prudenziali e sono il riflesso di una drastica revisione delle prospettive del commercio internazionale che in futuro potrebbero essere riviste verso l'alto. Da non trascurare anche l'impatto delle riforme che saranno messe in atto nei prossimi mesi dal Governo. È poi plausibile ipotizzare una discesa dei rendimenti sui titoli di Stato. Un contesto più favorevole renderebbe molto più facile conseguire il rispetto della regola del debito.

FOCUS

Valutazione dell'impatto delle misure relative al Reddito di Cittadinanza e di Quota 100 sul PIL potenziale e sull'output gap

Secondo la normativa europea e nazionale vigente, l'output gap concorre alla quantificazione del saldo di bilancio corretto per gli effetti del ciclo economico e quindi alla stima del c.d. saldo strutturale. Quest'ultima è una grandezza cruciale nel valutare il rispetto da parte dei Paesi europei delle regole fiscali del Patto di Stabilità e Crescita dell'Unione Europea e di quelle vigenti in ambito nazionale (per l'Italia la Legge 243/2012). Una valutazione complessiva degli effetti sull'economia delle misure relative al Reddito di Cittadinanza (RDC) e alla c.d. Quota 100 (contenute nel D.L. n° 4/2019) è stata presentata in un focus del presente Programma di Stabilità e – in maniera più articolata – nel Programma Nazionale di Riforma, ai quali si rimanda. In questo focus si concentra l'attenzione sulla stima dell'impatto dei due provvedimenti sul prodotto potenziale e sull'output gap.

La valutazione è effettuata come segue: si calcolano il PIL potenziale e l'output gap (OG) corrispondenti allo scenario tendenziale (che include il RDC e Quota 100) e a scenari alternativi appositamente costruiti. Questi ultimi fanno riferimento a quadri macroeconomici ottenuti sottraendo allo scenario tendenziale gli effetti sull'economia delle misure citate stimati tramite il modello econometrico ITEM. Vengono separatamente considerati quadri macroeconomici che escludono l'impatto del RDC, di Quota 100 e di entrambe le misure. L'impatto sul PIL potenziale e sull'output gap è quindi calcolato come differenza tra le stime prodotte dallo scenario alternativo considerato e da quello tendenziale; ad esempio: *stima*

impatto su OG = OG scenario alternativo - OG tendenziale.

I calcoli effettuati seguono la metodologia ufficiale della funzione di produzione[38]. Una componente di valutazione è presente a monte dell'esercizio, in sede di stima degli impatti economici dei provvedimenti. I risultati ottenuti mostrano che nel complesso i provvedimenti hanno un effetto positivo sulla crescita potenziale; l'impatto non è immediato ma diffuso nel tempo. La misura più rilevante ai fini della vigilanza fiscale europea, tuttavia, non è il PIL potenziale, ma l'output gap; da questo punto di vista si stima che le due misure abbiano contribuito ad ampliarlo, ma in modo contenuto.

È importante sottolineare, infine, che gli effetti dei provvedimenti sulla crescita potenziale non sono immediatamente riscontrabili effettuando un confronto tra le stime relative al quadro macroeconomico tendenziale afferente al presente Programma di Stabilità e le stime presentate in precedenti documenti ufficiali. Il PIL potenziale è funzione di un quadro macroeconomico complessivo ed è influenzato dall'andamento del prodotto interno lordo, a sua volta funzione di un mutevole scenario esogeno di riferimento.

Le seguenti sezioni del Focus illustrano brevemente le caratteristiche della metodologia di stima del PIL potenziale e dell'output gap, per poi analizzare l'impatto delle misure, sia separatamente sia congiuntamente. Attenzione particolare è posta ai diversi caveat sottostanti le stime, la cui piena comprensione è fondamentale per cogliere l'incertezza delle stime puntuali presentate e l'intento prettamente indicativo dell'esercizio.

Stima del PIL potenziale e dell'output gap

Si definisce output gap la distanza tra il livello del prodotto reale (Y) di un'economia e il suo rispettivo potenziale ($\overline{Y}$), espressa in percentuale di quest'ultima grandezza. In formula:

$$\mathrm{YGAP} = \left(\frac{\mathrm{Y}}{\overline{\mathrm{Y}}} - 1\right) * 100 \qquad (1)$$

Il prodotto potenziale si configura come il massimo output ottenibile da un'economia senza incorrere in dinamiche inflazionistiche ed è quindi una variabile non osservabile ("latente") che necessita di un modello teorico per la sua stima. Il modello di stima del PIL potenziale messo a punto dalla Commissione Europea si basa su una funzione di produzione di tipo Cobb-Douglas. Il PIL dell'economia può essere rappresentato come prodotto pesato tra i fattori della produzione: il lavoro (L), il capitale (K) e la produttività totale dei fattori (TFP, c.d. residuo di Solow). In sintesi:

$$\mathrm{Y} = \mathrm{TFP} * \mathrm{L}^{\alpha} * \mathrm{K}^{1-\alpha} \qquad (2)$$

dove il peso del fattore lavoro (α) è posto uguale a 0.65.

Secondo la metodologia concordata a livello europeo, il fattore Lavoro è a sua volta così ottenuto:

$$\mathrm{L} = \left(\mathrm{POPW} * \mathrm{PART} * (1 - \mathrm{UR})\right) * \mathrm{HOURS} \qquad (3)$$

Dove POPW è la popolazione in età lavorativa (15-74), PART il tasso di partecipazione, UR il tasso di disoccupazione e HOURS le ore lavorate per occupato.

Per passare dal PIL reale al PIL potenziale, si sostituiscono ai valori effettivi (o previsti, per gli anni futuri) dei fattori della produzione i corrispettivi valori potenziali ottenuti attraverso dei filtri statistici che consentono di estrarne la componente di trend. Nel caso del fattore

[38] Si ricordi che la stima è sensibile alla scelta di alcuni parametri iniziali, quali le priors della TFP e i bounds del NAWRU.

lavoro, sono filtrate tutte le variabili della (3) tranne POPW. Il trend delle variabili PART e HOURS si ottiene attraverso un filtro di Hodrick-Prescott[39]. Per ottenere il trend del tasso di disoccupazione, invece, si utilizza un Filtro di Kalman in cui la scomposizione trend-ciclo è "indirizzata" da un'equazione che esplicita la relazione tra inflazione salariale e ciclo della disoccupazione (secondo il modello della c.d. curva di Phillips). Il valore così ottenuto corrisponde al NAWRU (Non-Accelerating Wage Rate of Unemployment), ovvero il tasso di disoccupazione a cui la teoria economica associa assenza di pressioni inflazionistiche. In sintesi:

$$\overline{L} = \left(POPW * \overline{PART} * (1 - NAWRU)\right) * \overline{HOURS} \quad (4)$$

Dove $\overline{L}$ è il lavoro potenziale e le altre variabili, con l'eccezione di POPW, sono le componenti di trend.

Il fattore Capitale non viene filtrato poiché si suppone che il massimo contributo al potenziale del Capitale è dato dal pieno utilizzo degli impianti dello stock di Capitale presente in un economia (quindi $K = \overline{K}$).

Per ottenere il livello potenziale della Produttività Totale dei Fattori si utilizza un filtro di Kalman bayesiano in cui la scomposizione trend/ciclo è guidata da una variabile composita di capacità utilizzata (CUBS).

Il prodotto potenziale è quindi dato da:

$$\overline{Y} = \overline{TFP} * \overline{L}^{\alpha} * K^{1-\alpha} \quad (5)$$

dove $\overline{TFP}$ è il trend della Produttività Totale dei Fattori.

Gli effetti del provvedimento utilizzando la metodologia ufficiale

Premesse metodologiche

Come premesso, l'impatto dell'adozione del D.L. n° 4/2019 sull'output gap è rilevante al fine di considerazioni sulla sorveglianza fiscale operata nell'ambito del semestre europeo. È l'output gap, infatti, a essere impiegato nella correzione del saldo di bilancio nominale per la componente ciclica e derivare il saldo strutturale. È particolarmente importante quindi valutare l'impatto su tale grandezza per l'anno di riferimento t (attualmente corrispondente al 2019) e quello successivo (2020): è questo il biennio oggetto di maggiore attenzione da parte della Commissione Europea. Sono rilevanti però anche gli effetti sull'anno t-1 (2018)[40] e sugli ultimi due anni dell'orizzonte di programmazione (2021-2022), per verificare la convergenza del saldo di bilancio strutturale verso l'Obiettivo di Medio Termine.

Un'altra premessa è che gli effetti dei provvedimenti si ripercuotono solo gradualmente sulle diverse componenti del prodotto potenziale (lavoro e produttività totale dei fattori, come da equazione (5), dal momento che un aumento delle variabili effettive si trasmette con ritardo sui loro valori di trend (generati dai filtri statistici). A titolo esemplificativo, la Figura A mostra che, considerando nel 2019 un aumento immediato e permanente del tasso di partecipazione, la sua componente di trend $(\overline{PART})$, contraddistinta da una linea tratteggiata, reagisce più lentamente; in nero sono rappresentati i valori dopo lo shock, in verde quelli iniziali. L'aumento della variabile di trend diventa di entità pari a quello della

[39] I valore del Lambda applicato dalla Commissione Europea per Filtrare PARTS e HOURS è pari a 10.

[40] Si ricordi che una revisione delle stime sulla crescita potenziale produce impatti sull'intero orizzonte di stima, non solo sugli anni oggetto di previsione.

variabile effettiva sottostante (PART) soltanto dopo 3 anni, nel 2021[41]. Il verificarsi del pieno impatto sulla variabile di trend sarebbe ulteriormente posticipato nel caso in cui lo shock su PART fosse modulato gradualmente nel tempo anziché mostrare un repentino innalzamento. Si osservi anche che il diverso valore del tasso di partecipazione implica un cambiamento della variabile filtrata anche nel passato (cioè negli anni precedenti al 2019).

FIGURA A: SERIE GREZZA DEL TASSO DI PARTECIPAZIONE (PART) CON SHOCK DI 2,5 PP E RELATIVA SERIE FILTRATA ($\overline{PART}$)


0,65
0,64
0,63
0,62
0,61
0,6
0,59
0,58
0,57
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
PART (+2.5 pp in 2019-2022)
$\overline{PART}$ (+2.5 pp in 2019-2022)
PART (scenario baseline)
$\overline{PART}$ (scenario baseline)

Fonte: Elaborazioni del MEF

Concentrando l'attenzione sull'output gap, come definito dalla (1) e osservando le equazioni dalla (2) alla (5), si può desumere che il divario tra Y e $\overline{Y}$ è il risultato dello scostamento tra ciascun fattore della produzione e il suo valore di trend.

Più precisamente, considerando che il capitale K è sempre eguale al suo valore potenziale, l'output gap si può scomporre nella somma di Labour gap e di TFP gap (espressi in logaritmi). A sua volta, il Labour gap può essere scomposto nella somma tra: scostamento tra ore lavorate reali e ore totali filtrate ($HOURS_{GAP}$), scostamento tra tasso di partecipazione reale e tasso di partecipazione filtrato ($PART_{GAP}$) e lo scostamento tra tasso di disoccupazione e NAWRU (corrispondente nella (6) a $UNEMPL_{GAP}$).

Pertanto, YGAP può essere rappresentato come segue:

$$YGAP = \alpha(HOURS_{GAP} + PART_{GAP} + UNEMPL_{GAP}) + TFP_{GAP} \quad (6)$$

Reddito di Cittadinanza

Utilizziamo quest'approccio per valutare, in primo luogo, gli effetti del Reddito di Cittadinanza. L'elemento premiante della misura sul lato dell'offerta consiste nell'introdurre nella forza lavoro una parte di lavoratori inattivi aumentando il tasso di partecipazione (PART) e, in parte, anche le ore lavorate per occupato (HOURS). Allo stesso tempo, tuttavia, la misura porterebbe anche a un aumento – quanto meno iniziale – del tasso di disoccupazione. Coloro che percepiscono il contributo economico devono dichiararsi disponibili a lavorare nell'immediato; a questo punto, cessando di essere inattivi e non

[41] Si osservi anche che la variazione di PART impatta anche sui valori passati della variabile $\overline{PART}$.

trovando immediatamente lavoro, verrebbero classificati come disoccupati[42].

Al fine di stimare gli impatti sul prodotto potenziale e sull'output gap del Reddito di Cittadinanza, utilizzando la metodologia ufficiale è stato stimato il prodotto potenziale relativo a un quadro macroeconomico che non include gli effetti del provvedimento. Le stime sono confrontate con quelle relative allo scenario tendenziale che, invece, include gli effetti del provvedimento. Gli effetti macroeconomici da "sottrarre" allo scenario tendenziale sono allineati con le valutazioni effettuate con il modello econometrico ITEM illustrate nel box del capitolo II intitolato "Una valutazione dell'impatto macroeconomico delle misure relative al Reddito di Cittadinanza".

La Tabella A riporta gli scostamenti tra le due stime di PIL potenziale e output gap attribuibili al provvedimento. Le prime due righe mostrano gli scostamenti tra tassi di crescita effettivi e potenziali dei due scenari, le restanti indicano gli scostamenti tra i livelli di output gap e delle diverse sotto-componenti.

TABELLA A: DIFFERENZA IN TERMINI DI CRESCITA REALE, CRESCITA POTENZIALE, OUTPUT GAP E SUE COMPONENTI, TRA GLI SCENARI CON E SENZA REDDITO DI CITTADINANZA

	2017	2018	2019	2020	2021	2022
Crescita Reale	0,0	0,0	0,2	0,2	0,1	0,0
Crescita Potenziale	0,1	0,2	0,2	0,0	0,4	0,2
Output gap	0,1	-0,1	-0,1	0,1	-0,2	-0,4
Labour gap	0,0	-0,2	-0,4	-0,2	-0,3	-0,3
Unemployment gap	0,2	0,1	-0,1	-0,5	-0,5	-0,4
Hours worked gap	0,0	0,0	0,0	0,0	0,0	0,0
Participation rate gap	-0,2	-0,3	-0,2	0,3	0,2	0,2
Tfp gap	0,1	0,1	0,3	0,3	0,1	-0,1

Lo scenario che include gli effetti del provvedimento presenta un tasso di crescita del PIL più elevato, del tutto allineato alla valutazione di ITEM, in media pari a circa allo 0,15 per cento nel periodo 2019-2021. Le variazioni del PIL potenziale non sono immediatamente allineate (anno per anno) a quelle del PIL sottostante e sono, sempre in media, di entità maggiore. Per il potenziale si riscontrano variazioni anche a ritroso, come si può vedere dalla differenza di 0,3 punti percentuali di crescita potenziale nel 2018 nello scenario che include gli effetti del Reddito di Cittadinanza.

L'output gap aumenta in valore assoluto diventando maggiormente negativo a partire dal 2017 e per tutto l'orizzonte previsivo (ad accezione del 2020). Con riferimento all'esercizio di scomposizione, l'ampliamento dell'output gap – denotato dai segni meno nella tabella A[43] – è ascrivibile all'aumento del Labour gap. All'interno di quest'ultimo, la componente che incide maggiormente è l'Unemployment gap. La Figura B mostra come, effettuando un confronto tra lo scenario macroeconomico che include il Reddito di Cittadinanza ("con RDC") ed uno alternativo in cui la misura non sussiste ("escluso RDC"), a un repentino aumento del tasso di disoccupazione corrisponde una variazione del NAWRU proporzionalmente minore. L'aumento della disoccupazione, maggiore dell'aumento del NAWRU si caratterizza come disoccupazione ciclica. Di contro, il Partecipation gap agisce nella direzione opposta all'Unemployment gap poiché il rilevante aumento del tasso di

[42] Le tre condizioni per essere classificato come in cerca di occupazione nella rilevazione armonizzata europea sulle forze di lavoro sono: 1) Non essere occupato (è occupato chi nella settimana di indagine ha svolto almeno un'ora di lavoro per la quale percepisce un compenso); 2) Aver cercato attivamente lavoro nelle ultime 4 settimane; 3) Essere disponibile a iniziare un lavoro entro due settimane dalla settimana di indagine.

[43] I numeri negativi indicano un ampliamento dell'output gap perché nel periodo considerato si parte da valori negativi, con un livello del PIL inferiore al suo potenziale.

partecipazione viene assegnato dal filtro HP alla componente ciclica (Figura C).

In gran parte della simulazione l'allargamento complessivo dell'output gap rispetto alla simulazione senza RDC è limitato da un restringimento del TFP gap. La valutazione a monte effettuata tramite il modello ITEM attribuisce al provvedimento una variazione positiva della produttività a seguito del suo effetto espansivo; più precisamente, l'aumento del PIL è maggiore – in una prima fase – dell'aumento dell'occupazione. Tuttavia, una volta calato nella metodologia della funzione di produzione, l'aumento di TFP risulta maggiore di quello della sua componente di trend.

FIGURA B: CONFRONTO TRA LA SERIE DEL TASSO DI DISOCCUPAZIONE NEGLI SCENARI CON E SENZA REDDITO DI CITTADINANZA E DELLE SERIE DEL NAWRU NEGLI SCENARI CON E SENZA REDDITO DI CITTADINANZA



14
13
12
11
10
%
9
8
7
6
5
4
Tasso di disoccupazione (escluso RdC)
NAWRU (escluso RdC)
Tasso di disoccupazione (con RdC)
NAWRU (con RdC)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Fonte: Elaborazioni del MEF

FIGURA C: CONFRONTO TRA LE SERIE GREZZE E FILTARTE DEL TASSO DI PARTECIPAZIONE NEGLI SCENARI CON E SENZA REDDITO DI CITTADINANZA



0,64
0,63
0,62
0,61
0,6
0,59
0,58
PART (con RdC)
PART (con RdC)
PART (escluso RdC)
PART (escluso RdC)
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Fonte: Elaborazioni del MEF

Quota 100

Il D.L. n° 4/2019, recante disposizioni urgenti in materia di Reddito di Cittadinanza e di pensioni, prevede anche l'introduzione di una misura che consente l'accesso al pensionamento ai lavoratori in possesso di almeno 38 anni di anzianità contributiva e 62 anni di età anagrafica (la cosiddetta Quota 100), riducendo quindi il requisito anagrafico.

Ai fini della valutazione sul potenziale, per meglio interpretare i risultati che si mostreranno,

si premettono alcune osservazioni sugli impatti del provvedimento sul mercato del lavoro. Una prima e immediata conseguenza è la riduzione del tasso di partecipazione nella fascia di età interessata dal provvedimento (c.d. lavoratori anziani) e, in mancanza di contemporanee assunzioni sostitutive, si assisterebbe ad una corrispondente riduzione dell'occupazione. Tuttavia, il numero di occupati tenderà a rialzarsi sia per un effetto di "rimpiazzo" dei lavoratori andati in pensione (effetto diretto), sia in ragione dell'impatto generale del provvedimento sull'economia (effetto indiretto).

Anche questa misura è stata valutata con ITEM (si veda il Focus del Capitolo II intitolato "Una valutazione degli effetti macroeconomici delle misure in materia di pensioni"). Facendo riferimento alle variabili che entrano nell'equazione (5), una prima indicazione è che è confermata una riduzione del fattore lavoro *L* (minore occupazione e riduzione del tasso di partecipazione). Tuttavia, quest'effetto è decrescente nel tempo (tra il 2019 e il 2022): in primo luogo, la minore partecipazione è gradualmente compensata da un recupero dei livelli occupazionali, secondariamente, già dal primo anno il tasso di disoccupazione si riduce[44]. Infine, il modello ITEM stima un effetto lievemente espansivo del provvedimento sulla crescita economica: il calo occupazionale osservato, combinato con un pur lieve aumento del PIL, genera di conseguenza un aumento di produttività (si ricordi la (2)).

Per valutare l'impatto sul prodotto potenziale e sull'output gap di Quota 100 è stato seguito lo stesso approccio utilizzato per il Reddito di Cittadinanza. Anche in questo caso si è costruito uno scenario alternativo al tendenziale utilizzando le valutazioni effettuate tramite ITEM. La Tabella B mostra gli effetti stimati come differenza tra le due stime delle variabili potenziali. Un primo risultato è che, nell'insieme, la riduzione di del fattore lavoro e l'aumento della TFP si compensano e gli effetti sul prodotto potenziale sono sostanzialmente neutrali, con un effetto leggermente negativo a fine periodo.

TABELLA B: DIFFERENZA IN TERMINI DI CRESCITA REALE, CRESCITA POTENZIALE, OUTPUT GAP E SUE COMPONENTI, TRA GLI SCENARI CON E SENZA QUOTA 100

	2017	2018	2019	2020	2021	2022
Crescita Reale	0,0	0,0	0,0	0,1	0,1	0,0
Crescita Potenziale	0,0	-0,1	-0,1	0,0	-0,1	-0,1
Output gap	-0,2	-0,1	-0,1	0,0	0,2	0,3
Labour gap	-0,1	0,1	0,0	-0,1	0,1	0,2
Unemployment gap	-0,2	-0,2	-0,1	0,1	0,3	0,3
Hours worked gap	0,0	0,0	0,0	0,0	0,0	0,0
Participation rate gap	0,1	0,2	0,1	-0,2	-0,2	-0,1
Tfp gap	-0,2	-0,2	-0,1	0,1	0,1	0,0

Anche in questo caso, di meno immediata lettura è quanto avviene in termini di output gap. Il risultato complessivo è che, mentre in una fase inziale si amplia, a fine periodo diminuisce in valore assoluto. Il restringimento dell'output gap - denotato da valori positivi nella tabella - è imputabile in buona misura a quanto avviene al Labour gap, e in special

[44] L'intuizione dietro quest'ultima affermazione diventa chiara osservando la seguente identità relativa al tasso di disoccupazione (UR): *UR=UNEMPL/ACTIVE=(ACTIVE-EMPLOYED)/ACTIVE (7)*

Restando invariato il numeratore (attivi e occupati si riducono dello stesso ammontare) la riduzione del denominatore (attivi) porta ad un aumento del tasso di disoccupazione. Tuttavia è sufficiente un contenuto aumento degli occupati per conseguire una riduzione del rapporto. Dato gli attuali livelli del tasso di disoccupazione e del numero di attivi, per ottenere una riduzione del tasso di disoccupazione a fronte del pensionamento di 350 mila effettivi, è sufficiente che il turnover copra almeno il 10% di questi lavoratori in uscita.

modo all'Unemployment gap. Lo scenario che include Quota 100 prevede, come anticipato, una progressiva riduzione del tasso di disoccupazione. Tuttavia, solo una parte della riduzione del tasso di disoccupazione è considerata strutturale (la riduzione del NAWRU è inferiore). Questa lettura da parte della metodologia della funzione di produzione tende a restringere l'Unemployment gap negli ultimi anni simulati. L'aumento della produttività segnalato dalle simulazioni contribuisce a innalzare il potenziale, contrastando gli effetti della componente lavoro[45]. Tuttavia, in termini di output gap, la componente legata alla TFP contribuisce a una sua chiusura: l'aumento di produttività viene considerato, in buona parte, ciclico dal filtro statistico utilizzato (il Kalman Filter).

FIGURA D: CONFRONTO TRA LE SERIE DEL TASSO DI DISOCCUPAZIONE E DEL NAWRU NEGLI SCENARI CON E SENZA QUOTA 100


14
12
10
8
6
4
2
0
UR (esclusoQ100)
UR (con Q100)
NAWRU (escluso Q100)
NAWRU (con Q100)
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

Fonte: Elaborazioni del MEF

Effetti congiunti e conclusioni

Se si considerano congiuntamente gli effetti di entrambe le misure (Reddito di Cittadinanza e Quota 100), sottraendo allo scenario tendenziale gli effetti complessivi dei due provvedimenti stimati tramite ITEM, si ottiene un risultato intermedio tra i due presentati. Gli effetti sul prodotto potenziale e sull'output gap tendono a compensarsi ma, come mostrato nella Tabella C, prevale un effetto favorevole sul tasso di crescita del potenziale e si osserva un allargamento dell'output gap nei primi anni analizzati e nel 2022.

TABELLA C: DIFFERENZA IN TERMINI DI CRESCITA REALE, CRESCITA POTENZIALE, OUTPUT GAP E SUE COMPONENTI, TRA GLI SCENARI CON E SENZA REDDITO DI CITTADINANZA E QUOTA 100

	2017	2018	2019	2020	2021	2022
Crescita Reale	0,0	0,0	0,2	0,2	0,2	0,0
Crescita Potenziale	0,1	0,1	0,1	0,0	0,3	0,2
Output gap	-0,2	-0,4	-0,2	0,0	0,0	-0,2
Labour gap	-0,1	-0,1	-0,3	-0,3	-0,2	0,0
Unemployment gap	0,0	0,0	-0,2	-0,4	-0,2	-0,1
Hours worked gap	0,0	0,0	0,0	0,0	0,0	0,0
Participation rate gap	0,0	-0,1	-0,1	0,1	0,1	0,1
Tfp gap	-0,2	-0,2	0,1	0,3	0,2	-0,2

Le stime presentate sono soggette a diversi caveat. In primo luogo si osserva che l'impatto

[45] In termini di effetti sul potenziale la maggiore produttività di trend compensa gli effetti della riduzione di offerta di lavoro. Da ciò deriva la risposta sostanzialmente neutrale cui si è appena accennato.

congiunto dei due provvedimenti non è lineare, ovvero i valori della Tabella C non sono esattamente pari alla somma delle Tabelle A e B. Questa è una caratteristica della metodologia sottostante la stima del potenziale. Occorre anche precisare che i risultati sono "base dependent", ovvero le differenze di potenziale osservate tra lo scenario di base (nel nostro caso il tendenziale) e quello di confronto dipendono dalla scelta dello scenario di base. Pertanto, partendo da un quadro macroeconomico diverso, pur applicando le stesse variazioni, cambierebbero i risultati ottenuti. Le stime sono anche funzione dell'intervallo temporale sul quale è calcolato il prodotto potenziale; tradizionalmente l'Italia, in un'ottica di programmazione di medio periodo, arriva all'anno t+3; la Commissione, invece, si ferma a t+1 (o a t+2 nel caso della c.d. Autumn Forecasts). Infine si ricorda la questione della scelta dei parametri iniziali per filtrare le variabili originali, quali le priors della TFP e i bounds del NAWRU. Le priors scelte sono coerenti con quelle utilizzate per stimare il PIL potenziale nel presente documento di programmazione. Non è qui presentata una sistematica analisi di confronto con i risultati ottenibili scegliendo priors diverse, tuttavia alcune prove effettuate conducono a risultati analoghi dal punto di vista qualitativo.

Gli impatti di medio-lungo periodo

Ai fini della valutazione dell'impatto delle misure in oggetto sul PIL potenziale, è necessario considerare gli effetti che i provvedimenti, in special modo il Reddito di Cittadinanza, avranno sulla stima del parametro di medio termine cui tenderebbe la disoccupazione strutturale (c.d. "àncora"[46] del NAWRU), parametro impiegato nella stima del PIL potenziale di breve e di medio periodo e nelle analisi di sostenibilità.

Specificamente, gli importi provenienti dal Reddito di Cittadinanza percepiti da individui catalogati come disoccupati che abbiano dichiarato un reddito da lavoro entro i cinque anni precedenti saranno presi in considerazione per il computo del tasso di sostituzione dei sussidi di disoccupazione, impiegato nella stima dell'àncora del NAWRU e positivamente correlato con essa. Impatto negativo sul livello della disoccupazione strutturale hanno invece le Active Labour Market Policies (ALMP), pure impiegate nel modello di stima dell'àncora, la cui portata è prevista crescere per effetto del provvedimento in esame. L'effetto congiunto delle due opposte tendenze potrà essere stimato con analisi ulteriori. Si ricorda infine che analisi sugli effetti del provvedimento, che prescindono dal contesto della stima dell'àncora del NAWRU, sono presentate nel Programma Nazionale di Riforma.

46 Nel medio periodo (t+10) il valore del NAWRU è fatto convergere a un parametro "àncora" ottenuto tramite una regressione panel che comprende 13 Paesi Membri dell'Unione Europea ("old Member States"). Tale parametro, ristimato in occasione di ogni Forecast round, incide sia sulla stima del NAWRU (e quindi del PIL potenziale e dell'output gap) di breve periodo, sia sugli indicatori di sostenibilità fiscale di medio-lungo periodo. Mentre il NAWRU corrisponde al tasso di disoccupazione in assenza di pressioni inflazionistiche, l'àncora rappresenterebbe il valore del tasso di disoccupazione strutturale di lungo periodo.

La regressione panel per ottenere l'àncora impiega sette variabili esplicative. Le variabili "strutturali" sono: Tasso di Sostituzione dei Sussidi di Disoccupazione, Cuneo Fiscale, Indicatore di Active Labour Market Policies, Union Density. Le variabili "non strutturali" sono: Produttività Totale dei Fattori, Tasso di Interesse Reale, Indicatore Ciclico del Settore Costruzioni.

IV. SENSITIVITÀ E SOSTENIBILITÀ DELLE FINANZE PUBBLICHE

IV.1 SCENARI DI BREVE PERIODO

La presente sezione contiene un'analisi di sensitività di breve periodo degli obiettivi di finanza pubblica rispetto a diversi shock di tipo macroeconomico. Si utilizzano diversi approcci. Nella prima parte viene presentata un'analisi di sensitività della spesa per interessi a shock sulla curva dei rendimenti. Successivamente, si mostrano gli effetti sul rapporto debito/PIL di shock che impattano simultaneamente sulla crescita economica, sul saldo primario e sulla curva dei rendimenti; l'analisi in questione è effettuata attraverso una simulazione stocastica dell'evoluzione del rapporto debito/PIL. Infine, ricorrendo ad una metodologia sviluppata dalla Commissione Europea, si valuta il rischio complessivo di stress fiscale per le finanze pubbliche; per far ciò si utilizza un indicatore di rischio che fornisce indicazioni sulla probabilità di crisi di natura fiscale e macro-finanziaria nel breve periodo (relativamente all'anno in corso e a quello immediatamente successivo).

Sensitività ai tassi di interesse

Il 2018 è stato un anno particolarmente impegnativo per la gestione del debito pubblico, il cui obiettivo è teso a garantire la copertura del fabbisogno del Settore Statale insieme al rifinanziamento dei titoli in scadenza in modo da conseguire un'efficiente combinazione rischio-rendimento. Infatti, in decisa discontinuità rispetto al 2017, il 2018 si è caratterizzato per il ruolo preponderante fatto registrare da eventi geopolitici sia internazionali che nazionali, manifestatisi soprattutto nel secondo semestre dell'anno. Il confronto tra USA e Cina in tema di dazi, con conseguente rallentamento del commercio mondiale, le vicende politiche che hanno caratterizzato la formazione del governo italiano dopo le elezioni nazionali del 4 marzo 2018 nonché l'elaborazione del programma del nuovo governo, hanno dato luogo a forti tensioni sul mercato dei titoli di Stato con conseguente allargamento del differenziale di rendimento rispetto ai principali paesi della zona euro e sensibile incremento nella volatilità dei prezzi dei titoli. Sebbene con diversa intensità, entrambi i fenomeni sono risultati persistenti per tutto il resto dell'anno con un impatto non marginale sull'attività di emissione di nuovo debito.

La composizione dello stock dei titoli di Stato a fine 2018 per larga parte presenta elementi di continuità rispetto all'andamento degli ultimi anni, anche se non mancano alcune differenze più marcate. Si conferma infatti la riduzione degli strumenti a breve termine come i BOT (per circa lo 0,1 per cento), mentre rispetto al precedente anno si è in presenza di una lieve crescita della quota dei titoli a medio e lungo temine (per circa lo 0,3 per cento), risultato di un rialzo della componente a medio termine e di una modesta riduzione di quella a lungo temine, nell'ambito della quale è stata realizzata tuttavia l'emissione di un nuovo *benchmark* BTP con scadenza 20 anni.

La componente dei titoli *linker* indicizzati all'inflazione, sia quelli legati all'indice HICP[1], ossia all'inflazione europea, che quelli legati all'indice FOI[2], ossia all'inflazione italiana, hanno registrato un lieve incremento (per circa lo 0,4 per cento), risultato dell'aumento della quota sia dei BTP Italia che dei BTP€i sul totale dello stock dei titoli di Stato. In effetti nel 2018 sono stati emessi due nuovi titoli BTP Italia (maggio e novembre 2018) e un nuovo BTP€i con scadenza a 5 anni (marzo 2018), a fronte di scadenze nulle, sebbene il comparto dei *linker* sia stato oggetto di riacquisti (circa 4,5 miliardi di euro), effettuati per alleggerire l'ammontare delle scadenze dei prossimi anni.

La componente a tasso variabile indicizzata all'*Euribor* a 6 mesi (CCTeu) rispetto allo scorso anno è diminuita (per circa lo 0, 4 per cento), come risultato delle condizioni del mercato che hanno consentito minori emissioni sul comparto (per circa l'1,5 per cento), a cui si sono associate scadenze (per circa 22 miliardi di euro) e riacquisti (per circa 5,5 miliardi).

In analogia con gli scorsi anni, i titoli esteri hanno registrato una diminuzione (per circa lo 0,2 per cento), come conseguenza della mancanza di nuove emissioni con formato internazionale nell'anno, dovute a condizioni di mercato non vantaggiose per tale tipologia di titoli, e dell'entità delle scadenze (per circa 3, 5 miliardi di euro).

A motivo delle turbolenze di mercato verificatesi nel corso del 2018, le emissioni effettuate, quantunque inferiori in valore assoluto rispetto al precedente anno, in virtù anche del minore volume di titoli in scadenza, si sono caratterizzate per alcuni elementi di discontinuità rispetto al 2017. Sono, infatti, aumentate le emissioni a breve termine (BOT) (per circa il 2,3 per cento), ma è soprattutto nell'ambito dei titoli a tasso fisso a medio-lungo termine che si è verificata una differente ricomposizione delle emissioni. Infatti, sebbene si sia registrato un aumento (per circa lo 0,69 per cento) degli strumenti con scadenza 2-3-5 anni, tuttavia contrariamente al 2017, si è emesso maggiormente sul comparto 7-10 anni (per circa l'1,37 per cento) e meno sul comparto con scadenza superiore a 10 anni (per circa il 2,6 per cento).

[1] Indice dei Prezzi al Consumo Armonizzato dell'area euro, al netto tabacchi.
[2] Indice nazionale dei prezzi al consumo per le Famiglie degli Operai ed Impiegati, al netto tabacchi.

La vita media complessiva dello stock di titoli di Stato al 31 dicembre 2018 è risultata pari a 6,78 anni in linea, sebbene in diminuzione, con il 2017, pari a 6,90 anni, e comunque tale da continuare a garantire un basso rischio di rifinanziamento del debito e di esposizione ad improvvisi incrementi dei tassi di emissione; *l'Average Refixing Period*[3], il principale indicatore utilizzato per la misura del rischio di tasso, si è solo leggermente ridotto dai 5,76 anni della fine del 2017 ai 5,67 anni della fine del 2018 (il dato comprensivo dei derivati è passato da 6,25 a 6,11 anni); la durata media finanziaria *(duration)* dello stock di titoli di Stato è passata da 5,5 anni di fine 2017 ai 5,3 anni di fine 2018 (il dato comprensivo dei derivati è passato da 6,01 a 5,79 anni). Il decremento nell'*ARP* è conseguenza della riduzione nella Vita Media del Debito, che in parte giustifica anche la diminuzione nella *duration*. Infatti, sebbene come indicato sopra tra il 2018 e il 2017 si sia assistito ad una riduzione dei CCTeu sullo stock del Debito Pubblico, tuttavia l'incremento dei tassi di interesse di mercato sui titoli di Stato italiani, associato alle minori emissioni sul comparto con scadenza 15-50 anni, ha più che controbilanciato l'effetto di riduzione della componente variabile, tanto da determinare la diminuzione della *duration* di cui sopra.

Anche per il 2018, in continuità con gli scorsi anni, tali indicatori indicano quindi che la politica di emissione ha consentito di confermare, nella sostanza, i risultati ottenuti negli scorsi anni in termini di riduzione dell'esposizione ai rischi di rifinanziamento e di interesse. A riprova di questo andamento è stata analizzata la sensitività ai tassi di interesse, indicatore che analizza gli effetti sulla spesa per interessi dei prossimi quattro anni (calcolata con il criterio di competenza economica SEC2010), derivanti da uno *shock* significativo sulla curva dei rendimenti dei titoli governativi. L'esercizio è stata condotto considerando l'intero stock dei titoli di Stato in circolazione e il portafoglio derivati in essere. Tenendo conto sia della composizione attuale dello stock dei titoli che di quella futura, derivante dalle ipotesi circa emissioni e gestione coerenti con quelle sottostanti le stime per la spesa per interessi, e ipotizzando una gestione passiva del portafoglio derivati in essere per i prossimi anni, è stato applicato uno *shock* permanente per i prossimi quattro anni di 100 punti base su tutta la curva dei rendimenti, nonché sul tasso *euribor*.

Il risultato fa registrare un incremento della spesa per interessi in rapporto al PIL pari allo 0,12 per cento nel primo anno, allo 0,27 per cento nel secondo anno, allo 0,39 per cento nel terzo anno e allo 0,51 per cento nel quarto anno. Questi risultati sono sostanzialmente in linea con quelli del DEF 2018, anche se con qualche lieve aumento[4]. Tali valori confermano pertanto come l'impatto sull'indebitamento netto di uno *shock* di mercato rilevante e permanente continui ad essere ampiamente diluito nel tempo.

[3] L'*Average Refixing Period* (*ARP*) misura il tempo medio con cui il debito recepisce i tassi di mercato. Per i titoli zero *coupon* o quelli a cedola fissa corrisponde alla vita residua. Per i titoli con cedola variabile corrisponde al tempo rimanente alla fissazione della cedola successiva.

[4] Va sottolineato che il confronto con i dati del DEF 2018 deve tenere conto del fatto che in quel documento l'esercizio venne svolto sullo stock dei titoli domestici, senza tenere conto dei titoli esteri e del portafoglio derivati. D'altra parte va ricordato che i titoli domestici al 31-12-2018 rappresentavano oltre il 97 per cento dello stock dei titoli in circolazione e che alla stessa data il nozionale del portafoglio derivati era pari al 5,6 per cento dello stesso stock.

Il costo medio all'emissione per l'anno 2018, pari a 1,07, è risultato in aumento non trascurabile rispetto a quello del 2017, pari a 0,68 per cento, per effetto del significativo aumento della curva dei rendimenti sui titoli di Stato italiani dalla metà di maggio in poi. Tuttavia questo nuovo livello risulta ancora molto contenuto in una prospettiva storica.

La spesa per interessi di tutte le Amministrazioni Pubbliche (PA), calcolata in base al criterio di competenza economica SEC 2010, nel 2018 si è attestata a poco meno di 65 miliardi di euro, in riduzione per circa 619 milioni di euro rispetto al dato complessivo del 2017.In termini di percentuale sul PIL la spesa per interessi della PA nel 2018 è stata pari al 3,7 per cento, in riduzione dello 0,1 per cento rispetto al precedente anno.

FIGURA IV.1: SPESA PER INTERESSI IN PERCENTUALE DEL PIL E COSTO MEDIO PONDERATO ALL'EMISSIONE


spesa per interessi
costo medio all'emissione
8
7
6
5
4
3
2
1
0
3,35
4,79
4,33
3,74
2,72
2,66
2,47
3,32
4,14
4,09
2,18
2,10
3,61
3,11
2,08
1,35
0,70
0,55
0,68
1,07
1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Fonte: Elaborazioni MEF.

Se si guarda alle varie componenti dell'aggregato delle Amministrazioni Centrali si nota come quella dei titoli domestici sia diminuita di circa 121 milioni di euro, quella dei titoli esteri per 66 milioni e quella dei Buoni Postali Fruttiferi (BPF) di competenza MEF per circa 582 milioni. In analogia con il 2017 la spesa per interessi relativa agli strumenti diversi dai titoli è invece aumentata, sebbene con minor intensità: gli interessi relativi alle giacenze liquide presso la Tesoreria dello Stato di enti non facenti parte delle PA hanno visto un incremento pari a circa 669 milioni di euro in parte controbilanciato dalla riduzione relativa agli altri interessi sui mutui a carico dello Stato, che in discontinuità con l'anno precedente, sono diminuiti di circa 336 milioni di euro.

FIGURA IV.2: EVOLUZIONE DEI TASSI DI RENDIMENTO SUI TITOLI DI STATO A 1, 5 E 10 ANNI


10y
1y
5y
3,6
3,2
2,8
2,4
2
1,6
1,2
0,8
0,4
0
-0,4
-0,8
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18
Jan-19
Feb-19
Mar-19

Fonte: Elaborazioni MEF.

FIGURA IV.3: DIFFERENZIALE DI RENDIMENTO BTP-BUND – BENCHMARK 10 ANNI


350
320
290
260
230
200
170
140
110
80
Dec-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Oct-18
Dec-18
Feb-19

Fonte: Elaborazioni MEF.

La riduzione nella spesa per interessi derivante dai titoli di Stato (domestici ed esteri) è stata di ridottissima entità, se comparata con quella verificatasi nel 2017 rispetto al 2016, che fu di circa 1,4 miliardi di euro. Come già descritto, le mutate condizioni nel mercato dei titoli di Stato hanno fatto si che il costo all'emissione del debito sia cresciuto significativamente nel 2018: le emissioni dei BOT e dei CTZ si sono realizzate con tassi positivi, mentre la maggior inflazione, sia europea che nazionale, ha avuto un effetto non trascurabile sui titoli ad essa indicizzati (BTP€i e BTP Italia); su tutto il comparto BTP nominale le emissioni sono avvenute a condizioni di costo in linea con gli incrementi dei tassi sul mercato secondario; solamente i CCTeu hanno fatto registrare una riduzione nella spesa per interessi, per circa 259 milioni di euro, a motivo delle minori emissioni e della scadenze verificatesi nel corso del 2018. Da queste considerazioni ne discende che, nonostante il sensibile incremento dei costi delle nuove emissioni avvenuto a partire

dalla seconda metà di maggio, gli oneri per interessi sullo stock di titoli di Stato ne hanno subito le conseguenze solo in termini di una minore riduzione rispetto a quella conseguita il precedente anno: questo risultato è da ascriversi quasi interamente alla struttura dei titoli in circolazione, la cui vita media consente di distribuire su un periodo lungo gli effetti di una fase di incremento repentino dei tassi di interesse richiesti dal mercato.

Le stime programmatiche circa l'evoluzione futura della spesa per interessi per il periodo 2019-2022, in continuità con la consueta metodologia, sono state elaborate sulla base di uno scenario dei tassi di interesse coerente con i tassi attesi impliciti nella curva dei rendimenti italiana (tassi *forward*) osservati nel periodo di predisposizione delle stime. Nell'arco temporale di stima, lo scenario ipotizza una crescita graduale dei tassi su tutte le scadenze, con una pendenza della curva dei rendimenti che tende a ridursi negli ultimi anni di previsione.

Le ipotesi sull'inflazione europea e italiana, necessarie per stimare l'impatto sulla spesa per interessi derivante dai titoli reali (BTP€i e BTP Italia), sono state assunte coerenti con il quadro macro programmatico.

Le previsioni sulle emissioni sono state elaborate in modo da garantire sia il rifinanziamento dei titoli in scadenza che il pagamento del fabbisogno di cassa del Settore Statale, la cui dinamica ipotizzata è in decremento nel periodo di stima: si passa dal 3,3 per cento del PIL del 2019 all'1,4 per cento del PIL del 2022.

La spesa per interessi di tutte le PA, secondo il criterio SEC 2010, nel 2019 è stimata in leggero decremento, per circa 996 milioni, rispetto al 2018, principalmente a motivo del risparmio derivante dai titoli di Stato indicizzati all'indice HICP, in virtù delle ipotesi sull'inflazione attesa. Nel 2020 la spesa per intessi risulta essere in linea con il precedente anno, essendo in percentuale al PIL pari al 3,6 per cento, ossia pari solo allo 0,1 per cento del PIL in più rispetto al 2019 in ragione dell'andamento dei tassi di interessi. Tale tendenza ad una crescita, sebbene contenuta, è confermata anche negli ultimi due anni, essendo pari allo 0,2 per cento di PIL sia nel 2021 che nel 2022, motivabile con l'effetto aumento dei tassi, con un volume di titoli in scadenza consistente in entrambi gli anni nonché con l'effetto cumulato dei Fabbisogni del Settore Statale del periodo di stima, che contribuiscono ad un aumento dello stock del debito a fine periodo di previsione.

Nel confronto con le stime elaborate per il DEF del 2018, quindi prima del significativo cambiamento delle condizioni di mercato intervenuto a metà maggio dello stesso anno, si osserva come tale aggregato a legislazione vigente sia salito di 0,1 punti percentuali di PIL nel 2019 e 2020, e di 0,2 punti percentuali nel 2022.

Simulazioni stocastiche della dinamica del debito

Al fine di fornire un'analisi di sensitività di breve periodo dell'andamento del rapporto debito/PIL sono state effettuate delle simulazioni stocastiche che incorporano la volatilità storica dei tassi di interesse, a breve e lungo termine, e della crescita economica in termini nominali. Le simulazioni sono state condotte mediante il metodo Montecarlo, applicando degli *shock* sui tassi di interesse e sulla crescita nominale alla dinamica del rapporto debito/PIL relativa allo scenario programmatico. Tali *shock* sono basati sulla volatilità storica dei rendimenti (a

breve e lungo termine) e del tasso di crescita del PIL nominale[5], e sono ottenuti eseguendo 2000 estrazioni a partire da una distribuzione normale con media zero e matrice di varianze-covarianze osservata nel periodo 1999-2018. Quest'approccio, pertanto, consente di tenere conto simultaneamente dell'incertezza insita nelle previsioni relative alla curva dei rendimenti e in quelle alla crescita economica. Più nel dettaglio, si ipotizzano due casistiche: nella prima, gli *shock* sui tassi di interesse hanno natura temporanea, nella seconda hanno natura permanente. Per quanto riguarda gli *shock* sulla crescita nominale (sempre temporanei), si assume che questi dispieghino i loro effetti anche sulla componente ciclica dell'avanzo primario. Come risultato, per ogni anno di proiezione del quadro macroeconomico e per ogni tipologia di *shock* sui tassi di interesse (temporaneo e permanente) è possibile identificare una distribuzione del rapporto debito/PIL rappresentata in termini probabilistici attraverso un *fan chart* (Figure IV.1A e 1B).

In caso di *shock* temporanei, il debito si distribuisce intorno a un valore mediano che è pari a circa il 129 per cento del PIL alla fine dell'orizzonte temporale. L'incertezza registrata sui risultati del 2022 è relativamente contenuta, come mostrato da una differenza di circa 15,4 punti percentuali tra il decimo e il novantesimo percentile della distribuzione risultante del debito previsto. Il rapporto debito/PIL mostrerebbe una tendenza a ridursi a partire dal 2019 per i primi quaranta percentili e a partire dal 2020 dal cinquantesimo all'ottantesimo percentile. Per gli *shock* più severi (che si collocano al di sopra del novantesimo percentile), il rapporto debito/PIL risulterebbe crescente, anche se lievemente.

Lo *shock* permanente determina una distribuzione più ampia dei valori del rapporto debito/PIL intorno allo scenario centrale, ma assume una dinamica simile a quella ottenuta con *shock* temporanei per i primi sessanta percentili. A partire dal novantesimo percentile la dinamica del rapporto debito/PIL risulterebbe crescente. Nel caso di *shock* permanenti l'incertezza registrata sui risultati del 2022 risulta più elevata, con una differenza di circa 17,6 punti percentuali tra il decimo e il novantesimo percentile della distribuzione.

Rispetto a quanto riportato nel DEF 2018, la differenza fondamentale nelle simulazioni è dovuta alla mutata previsione della dinamica del rapporto debito/PIL nello scenario *baseline*, mentre la distribuzione degli *shock* intorno a quest'ultimo resta di ampiezza analoga.

[5] Per approfondimenti sulla metodologia adottata, si veda Berti K., (2013), "Stochastic public debt projections using the historical variance-covariance matrix approach for EU countries", *Economic Papers 480*.

FIGURA IV.4A: PROIEZIONE STOCASTICA DEL RAPPORTO DEBITO/PIL CON SHOCK TEMPORANEI


140
130
120
110
2017 2018 2019 2020 2021 2022
p80_p90
p60_p80
p50_p60
p40_p50
p20_p40
p10_p20
baseline

FIGURA IV.4B: PROIEZIONE STOCASTICA DEL RAPPORTO DEBITO/PIL CON SHOCK PERMANENTI


140
130
120
110
2017 2018 2019 2020 2021 2022
p80_p90
p60_p80
p50_p60
p40_p50
p20_p40
p10_p20
baseline

Nota: I grafici riportano il 10°, 20°, 40°, 50°, 60°, 80° e 90° percentile della distribuzione del rapporto debito/PIL ottenuta con la simulazione stocastica.
Fonte: Elaborazione MEF.

Al fine di valutare gli effetti della maggiore volatilità dei tassi di interesse a breve e lungo termini osservata nel periodo post crisi sulla dinamica del rapporto debito/PIL, è stata replicata l'analisi stocastica restringendo l'arco temporale utilizzato per estrarre la matrice di varianza e covarianza dei tassi di interesse e della crescita nominale osservati. Il nuovo periodo preso in considerazione è compreso tra il 2008 e il 2018. Si è constatato che, sebbene la variabilità delle due serie dei tassi di interesse sia aumentata, quest'effetto è contrastato dalla diminuzione della variabilità della crescita nominale. Come risultato, la dispersione del rapporto debito/PIL intorno al valore mediano rimane sostanzialmente identica a quella delle simulazioni presentate.

Analisi complessiva dei rischi fiscali a breve termine

La Commissione Europea ha introdotto nella propria analisi di sostenibilità l'indicatore S0 al fine di identificare i rischi legati alla sostenibilità fiscale nel breve periodo. L'analisi si concentra sui rischi immediati, con un orizzonte temporale di circa 12 mesi. La metodologia si discosta da quella impiegata per quantificare i rischi nel medio e lungo periodo, descritta nelle prossime sezioni, perché non si prendono in considerazione gap di natura fiscale. Si fa riferimento, piuttosto, ad un indice composito di probabilità, costruito sulla base di un'ampia serie di variabili fiscali e finanziarie che in passato hanno dato prova di detenere un potere previsivo rispetto a episodi di stress (*early warning*).

Più precisamente, la metodologia per costruire l'indicatore S0[6] si basa su una tecnica statistica di estrazione del segnale applicata a 25 variabili. Per ciascuna di esse si stima un valore soglia il raggiungimento del quale massimizza la probabilità di prevedere l'evento. L'indicatore S0 è calcolato come una media ponderata delle variabili considerate (dove i pesi sono dati dalla rispettiva capacità predittiva); esistono due sotto-indici, uno fiscale ed uno finanziario. Il valore complessivo dell'indicatore S0 insieme a quello dei sotto-indici, messi a confronto con le rispettive soglie, sono utilizzati per misurare la probabilità di un imminente *shock*. In particolare, per l'indicatore S0, un valore superiore alla soglia indica un potenziale rischio nel breve periodo, mentre valori dei sotto-indici superiori alle soglie indicano un rischio concentrato nelle rispettive aree (fiscale o macro-finanziaria).

Con riferimento ai valori assunti dall'indicatore nel corso del tempo si può riferire che, dopo il picco raggiunto nel 2009 (0,58 il valore dell'indicatore complessivo S0), una successiva discesa, e un nuovo innalzamento nel 2012, la serie storica dell'indicatore ha evidenziato una marcata diminuzione fino al 2015 (0,19 il valore dell'indicatore complessivo S0). I valori dell'indicatore fino al 2015 non sono mostrati perché, a partire dal 2016, si è verificata una discontinuità nella metodologia; il set di variabili considerato è passato da 28 a 25 e i valori soglia di riferimento sono stati modificati, rendendo i risultati non pienamente confrontabili.

La Figura IV.5 mostra come per il 2017 i rischi di breve termine siano risultati contenuti e in calo rispetto all'anno precedente; questi risultati erano stati già commentati nello scorso Documento di Economia e Finanza. L'indice complessivo si attestava su un valore di 0,34 (rispetto allo 0,42 del 2016), e si manteneva al di sotto della soglia di 0,46, al di sopra della quale la probabilità del verificarsi di una crisi nell'anno successivo a quello di analisi sarebbe da considerarsi elevata. La componente fiscale segnava 0,40, al di sopra della soglia di 0,36 (ma in miglioramento rispetto allo 0,44 del 2016), mentre la componente macro-finanziaria non segnalava problematiche e si attestava su un valore di 0,31 (inferiore alla soglia di 0,49 e in netto miglioramento rispetto allo 0,40 del 2016), di fatto controbilanciando il rischio sul fronte fiscale, come evidenziato dalla *heat map* (tavola IV.1). I valori delle 25 variabili sono stati completamente aggiornati per il 2018, ma il valore dell'indicatore S0 non registra cambiamenti perché la posizione di ogni sotto-componente rispetto alle soglie critiche non è mutata. I risultati sono allineati con quanto riportato nel Fiscal Sustainability Report del 2018[7] della Commissione Europea.

[6] Berti, K., Salto, M. e Lequien, M., (2012), "An early-detection index of fiscal stress for EU countries", *European Economy Economic Papers n. 475*.
[7] Si veda: European Commission "Fiscal Sustainability Report 2018, Volume 2 - Country Analysis", Institutional Paper 094, https://ec.europa.eu/info/sites/info/files/economy-finance/ip094_en_vol_2.pdf.

FIGURA IV.5: L'INDICATORE S0 E LE SOTTOCOMPONENTI


0,50
0,45
0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,36
0,49
0,46
0,36
0,49
0,46
0,36
0,49
0,46
2016
2017
2018
Sotto Indicatore fiscale
Indicatore di competitività finanziaria
Indicatore complessivo S0

Fonte: Elaborazioni MEF su dati DEF 2019; AMECO; WEO; EUROSTAT.

TAVOLA IV.1: HEAT MAP SULLE VARIABILI SOTTOSTANTI AD S0 PER IL 2018

Rischio a breve da variabili fiscali	Indebitamento netto (%PIL)	Saldo primario (%PIL)	Saldo di bilancio corretto per il ciclo (%PIL)	Saldo primario stabilizzante (%PIL)	Debito pubblico lordo (%PIL)	Variazione del debito pubblico lordo (%PIL)	
	Debito pubblico netto (%PIL)	Fabbisogno lordo (%PIL)	Differenziale interessi-crescita	Variazione della spesa pubblica (%PIL)	Variazione dei consumi finali della PA (%PIL)	Debito pubblico a breve termine (%PIL)	
Rischio a breve da variabili macro-finanziarie	L1. Investimenti netti internazionali (%PIL)	L1. Risparmi netti delle famiglie (%PIL)	L1. Debito del settore privato (%PIL)	L1. Flusso di credito del settore privato (%PIL)	L1. Debito a breve delle società non finanziarie (%PIL)	L1. Debito a breve delle famiglie (%PIL) (*)	
	L1. Valore aggiunto del settore edile (%VA totale)	L1. Saldo di parte corrente (media mobile a 3 termini) (%PIL)	L1. Variazione (3 anni) del REER (basato sul deflatore dell'export)	L1. Variazione del costo del lavoro unitario nominale	Curva dei rendimenti	Tasso di crescita del PIL reale	PIL pro-capite in PPP (%US$)

Nota: i colori rosso e verde segnalano rispettivamente le variabili sopra e sotto la soglia ottimale, calcolata periodicamente dalla Commissione Europea e pubblicate nel *Debt Sustainability Monitor*. La sigla L1 sta ad indicare che la variabile è riportata con il valore ritardato di un periodo.
Fonte: Elaborazione MEF.

IV.2 SCENARI DI MEDIO PERIODO

In questa sezione si presenta un'analisi di sensitività sul profilo del rapporto debito/PIL basata su scenari di proiezione deterministici. Si utilizzano insiemi di ipotesi (scenari alternativi) che impattano in modo congiunto sulla crescita del PIL, sulla curva dei rendimenti e sui saldi primari di bilancio e consentono di estrapolare la dinamica del rapporto debito/PIL lungo un orizzonte che si estende fino al 2030.

Fino al 2022 lo scenario di riferimento (o *baseline*) coincide con il profilo del quadro programmatico del presente Documento di Economia e Finanza. Nel medio periodo la crescita economica è allineata a quella del PIL potenziale e il saldo primario in rapporto al PIL è mantenuto pari al valore previsto per il 2022; gli interessi annuali che, in aggiunta all'avanzo primario della PA, vengono utilizzati per stimare la dinamica del debito, sono calcolati con il modello SAPE del Tesoro che è alimentato dalla base dati dello stock dei titoli di stato attuale e previsionale. Il rapporto debito/PIL viene prolungato assumendo, come punto di partenza, la composizione e la struttura per scadenza dello *stock* di debito sottostante l'ultimo anno (2022) del DEF.

L'analisi di sensitività è finalizzata a delineare il possibile percorso alternativo della dinamica del debito nell'arco dei prossimi dieci anni ipotizzando diversi profili di crescita in relazione a diverse ipotesi sui tassi di interesse.

Pertanto, attorno allo scenario *baseline* vengono costruiti uno scenario ottimistico e uno pessimistico basati, in primo luogo, su ipotesi alternative di andamento della curva dei rendimenti dei titoli del debito pubblico. Nel breve periodo (orizzonte temporale del quadro macro DEF) l'impatto delle ipotesi di sensitività è stimato dal modello macroeconomico del Tesoro (ITEM). Innovando rispetto agli esercizi di sensitività presentati negli ultimi documenti programmatici, le variazioni dei tassi incidono endogenamente sulla crescita nominale e quindi sull'avanzo primario della PA[8]. Nel medio periodo le ipotesi sottostanti l'esercizio sono maggiormente stilizzate e condizionano la crescita del prodotto interno lordo ad ipotesi alternative esogene sul comportamento della produttività totale dei fattori (TFP) e del tasso strutturale di disoccupazione (NAWRU).

Venendo alle caratteristiche dei diversi scenari in termini di ipotesi sulla curva dei rendimenti, si rileva innanzitutto che lo scenario baseline recepisce i livelli attuali dei tassi di mercato e i conseguenti tassi forward impliciti nell'attuale curva dei rendimenti. Peraltro, nell'elaborazione delle stime, proprio in un'ottica prudenziale, è stata modificata, riportandola ai livelli medi presenti sul mercato dall'introduzione della scadenza 50 anni, la pendenza della curva dei rendimenti - calcolata a partire dai tassi forward - sulle scadenze molto lunghe che vanno dai 30 ai 50 anni. In altri termini, la generazione dei tassi futuri è stata depurata dall'attuale inversione tra 30 e 50 anni che di si avrebbe considerando esclusivamente i tassi *forward*, inversione che appunto non ha mai avuto riscontro negli effettivi dati di mercato di questi oltre due anni di esistenza della scadenza 50 anni.

Nello scenario ottimistico, si ipotizza una riduzione parallela di tutta la curva dei tassi titoli di Stato italiani di 100 punti base a fine 2019, per restare invariato nel periodo successivo. Di contro, nello scenario pessimistico la curva dei rendimenti si ipotizza subisca un innalzamento parallelo di 100 punti base a fine 2019 e per tutto l'orizzonte di previsione. Sia per le ipotesi di alta che di bassa crescita, a dicembre 2022 i tassi tornano a convergere al livello del baseline per restare da allora ancorati allo stesso.

[8] All'interno del modello econometrico del Dipartimento del Tesoro, un innalzamento dei tassi di lungo periodo, ipotizzando il permanere dei tassi tedeschi al livello del baseline, porta ad un aumento dello *spread*. Si innesca una restrizione finanziaria tramite il canale dei tassi praticati dalle banche alla clientela e ne conseguono effetti depressivi sulla domanda. Un abbassamento dei tassi, naturalmente, porta a conseguenze opposte.

FOCUS

Le ipotesi di sensitività nel medio periodo

Le simulazioni di medio periodo di seguito presentate includono:

Uno scenario di riferimento (baseline) che recepisce, negli anni 2019-2022, i tassi di crescita del PIL reale e potenziale del quadro macroeconomico sottostante il presente Documento di Economia e Finanza. Per gli anni successivi al 2022, in linea con la metodologia denominata "T+10" attualmente utilizzata dalla Commissione Europea e discussa in sede di EPC-Output Gap Working Group (OGWG), il tasso di crescita del prodotto potenziale viene proiettato in base al modello della funzione di produzione, estrapolando le variabili relative ai singoli fattori produttivi con tecniche statistiche (è il caso della Total Factor Productivity, TFP, che nel 2030 raggiunge un tasso di crescita pari circa allo 0,5 per cento) o assumendo che convergano nel 2030 verso parametri strutturali (è il caso del Non-Accelerating Wage Rate of Unemployment, NAWRU, che converge a un valore àncora pari a circa 9,76 per cento, come riportato alla tavola IV.29). L'output gap chiude linearmente nei tre anni successivi al 2022 (si azzera nel 2025). Sempre dal 2022, la curva dei rendimenti viene tenuta costante fino alla fine dell'orizzonte di previsione, mentre il tasso di crescita del deflatore del PIL e il tasso d'inflazione calcolato sull'indice dei prezzi al consumo convergono al 2,0 per cento nel 202510. Inoltre, coerentemente con l'ipotesi di politiche invariate, il saldo primario corretto per il ciclo del 2022 viene mantenuto costante sul livello di riferimento del 2,4 per cento del PIL fino al 2030.

Uno scenario pessimistico in cui si ipotizza un repentino aumento della curva dei rendimenti di circa 100 punti base rispetto al livello della curva dello scenario di riferimento. Tale shock viene riassorbito alla fine del 2022. Dal 2022, la curva dei rendimenti viene tenuta costante fino alla fine dell'orizzonte di previsione. Come conseguenza dell'innalzamento della curva dei tassi di interesse, rispetto al quadro di riferimento, la crescita del PIL decelera di 0,03 nel 2019, di 0,3 punti percentuali nel 2020 e di 0,4 nel 2021 e 202211. La serie del PIL potenziale per gli anni 2019-2022 si ottiene applicando la consueta metodologia della funzione di produzione concordata a livello europeo12. Dal 2022 il NAWRU è avviato su un sentiero di convergenza che si conclude nel 2030 su un valore di 1 punto percentuale superiore a quello dell'àncora dello scenario baseline, mentre il tasso di crescita della TFP converge a 0,5 punti percentuali al di sotto del livello registrato nello scenario baseline nel 2030, quindi a un valore negativo pari a 0. L'output gap si chiude linearmente al 2025. Per effetto della minore crescita, l'avanzo primario13 si riduce corrispondentemente negli anni 2019-2022 mentre successivamente viene mantenuto costante al suo livello strutturale fino alla fine dell'orizzonte di previsione. Il tasso di crescita del deflatore del PIL e il tasso d'inflazione dei prezzi al consumo convergono al 2,0 per cento nel 2025.

Uno scenario ottimistico in cui si ipotizza una repentina riduzione della curva dei rendimenti di 100 punti base rispetto al livello della curva dello scenario di riferimento. Tale shock viene riassorbito alla fine del 2022. Dal 2022, la curva dei rendimenti viene tenuta costante fino alla fine dell'orizzonte di previsione. Come conseguenza del decremento della curva dei tassi di interesse, rispetto al quadro di riferimento il PIL cresce di ulteriori 0,03 punti percentuali nel 2019, di 0,3 punti percentuali nel 2020 e di 0,4 nel 2021 e 2022. La serie del PIL potenziale per gli anni 2019-2022 si ottiene applicando la metodologia della funzione di

[9] Per maggiori dettagli sui metodi di convergenza ai valori strutturali si veda la Nota Metodologica allegata al DEF 2019 alla sezione III.4.

[10] Nei tre scenari di simulazione, il tasso d'inflazione è previsto invariabilmente convergere all'obiettivo di *policy* del 2 per cento, in ragione del fatto che il sentiero di crescita è sempre ipotizzato allinearsi a quello potenziale al 2025.

[11] Relativamente all'impatto delle ipotesi di sensitività nel breve periodo, il modello macroeconometrico del Tesoro (ITEM) stima che la variazione esogena dei tassi di interesse impatti sulla crescita economica tramite il canale della domanda interna, ovvero investimenti e consumi.

[12] Si veda a questo proposito la Nota Metodologica allegata al DEF 2019 alla sezione III.1.

[13] Per maggiori dettagli sulla metodologia di derivazione della serie alternativa dell'avanzo primario negli scenari di alta e bassa crescita si veda la Nota Metodologica allegata al DEF 2019 alla sezione III.3.

produzione concordata a livello europeo. Dal 2022 il NAWRU è avviato su un sentiero di convergenza che si conclude nel 2030 su un valore di 1 punto percentuale inferiore rispetto all'àncora dello scenario baseline, mentre il tasso di crescita della TFP converge a 0,5 punti percentuali al di sopra del livello registrato nello scenario baseline nel 2030, quindi a circa 1,0 per cento. L'output gap si chiude linearmente al 2025. Per effetto della maggiore crescita, l'avanzo primario aumenta corrispondentemente negli anni 2019-2022 mentre per gli anni successivi viene mantenuto costante al suo livello strutturale fino alla fine dell'orizzonte di previsione. Il tasso di crescita del deflatore del PIL e il tasso d'inflazione dei prezzi al consumo convergono al 2,0 per cento nel 2025.

La Tavola R.1 illustra schematicamente le caratteristiche degli shock applicati alle principali variabili macroeconomiche e di finanza pubblica sottostanti alla dinamica del rapporto debito/PIL.

TAVOLA R.1: SINTESI DEGLI SHOCK MACRO-FISCALI

	Scenario		
	Ottimistico	Riferimento	Pessimistico
Curva dei rendimenti	a) curva dei rendimenti dello scenario di riferimento ridotta linearmente di 100 bp da aprile a dicembre 2019. b) a dicembre 2022 convergenza a valori della curva dei rendimenti dello scenario di riferimento. Dal 2023 scenario baseline costante.	a) curva dei rendimenti scenario DEF programmatico (2019-2022) b) Dal 2023 curva dei rendimenti costante	a) curva dei rendimenti dello scenario di riferimento aumenta linearmente di 100 bp da aprile a dicembre 2019. b) a dicembre 2022 convergenza a valori della curva dei rendimenti dello scenario di riferimento. Dal 2023 scenario baseline costante.
PIL	a) -0.03 p.p. di crescita per il 2019; -0,3 p.p. per il 2020 e -0,4 per il 2021-2022 b) Convergenza dal 2022 al 2030 a un valore del NAWRU pari a 1 p.p. minore del *baseline* e a un tasso di crescita della TFP di 0,5 p.p. superiore al *baseline*.	a) scenario base della NADEF 2018-2021 b) Convergenza al 2030 a parametri dello scenario OGWG T+10 (NAWRU a 9,8%, tasso di crescita della TFP a 0,5%)	a) +0.03 p.p. di crescita per il 2019; +0,3 p.p. per il 2020 e +0,4 p.p. per il 2021-2022 b) Convergenza dal 2022 al 2030 a un valore del NAWRU pari a 1 p.p. maggiore del *baseline* e a un tasso di crescita della TFP di 0,5 p.p. inferiore al *baseline*.
Avanzo primario	a) rideterminazione avanzo primario sulla base delle elasticità (analisi di sensitività) nel periodo 2019-2022 b) nel 2023-2030 avanzo primario strutturale costante al livello del 2022	a) avanzo primario dello scenario NADEF programmatico (2019-2022) b) nel 2023-2030 avanzo primario strutturale costante al livello del 2022	a) rideterminazione avanzo primario sulla base delle elasticità (analisi di sensitività) nel periodo 2019-2022 b) nel 2023-2030 avanzo primario strutturale costante al livello del 2022
Inflazione	a) aumento come da scenario ottimistico negli anni 2019 - 2022 b) convergenza al 2% tra il 2022 e il 2025	a) scenario base dal 2019-2022 b) convergenza al 2% tra il 2022 e il 2025	a) riduzione come da scenario di bassa crescita negli anni 2019 - 2022 b) convergenza al 2% tra il 2022 e il 2025

La Tavola IV.2 riporta le stime delle principali variabili macroeconomiche e di finanza pubblica nei diversi scenari per il periodo 2019-2022 e i valori di convergenza al termine dell'orizzonte di previsione di medio periodo nel 2030.

TAVOLA IV.2: SENSITIVITA' ALLA CRESCITA (valori percentuali)

		2019	2020	2021	2022	Media 2023-2029	2030
	Scenario ottimistico	1,3	3,1	3,1	2,9	3,2	3,4
Tasso di crescita del PIL nominale	Scenario baseline	1,2	2,8	2,6	2,3	2,9	2,6
	Scenario pessimistico	1,2	2,5	2,1	1,7	2,7	1,8
	Scenario ottimistico	0,3	1,1	1,2	1,2	1,2	1,3
Tasso di crescita del PIL reale	Scenario baseline	0,2	0,8	0,8	0,8	0,9	0,6
	Scenario pessimistico	0,2	0,5	0,3	0,4	0,7	-0,1
	Scenario ottimistico	0,5	0,7	1,0	0,8	1,0	1,3
Tasso di crescita del PIL potenziale	Scenario baseline	0,4	0,7	0,8	0,7	0,8	0,6
	Scenario pessimistico	0,3	0,5	0,7	0,5	0,5	-0,1
	Scenario ottimistico	-1,7	-1,4	-1,2	-0,8	-0,1	0,0
Output gap	Scenario baseline	-1,7	-1,6	-1,6	-1,6	-0,2	0,0
	Scenario pessimistico	-1,6	-1,6	-2,0	-2,1	-0,4	0,0
	Scenario ottimistico	-2,3	-1,7	-1,0	-0,3	0,0	0,2
Indebitamento netto	Scenario baseline	-2,4	-2,1	-1,8	-1,5	-1,0	-0,7
	Scenario pessimistico	-2,4	-2,5	-2,7	-2,8	-2,0	-1,7
	Scenario ottimistico	-1,4	-1,0	-0,4	0,2	0,0	0,2
Indebitamento netto corretto per il ciclo	Scenario baseline	-1,4	-1,2	-0,9	-0,7	-0,8	-0,7
	Scenario pessimistico	-1,5	-1,6	-1,6	-1,6	-1,8	-1,7
	Scenario ottimistico	1,3	1,7	2,4	3,1	3,6	3,6
Avanzo primario	Scenario baseline	1,2	1,5	1,9	2,3	3,0	3,2
	Scenario pessimistico	1,2	1,3	1,4	1,5	2,5	2,7
	Scenario ottimistico	2,2	2,5	3,0	3,6	3,6	3,6
Avanzo primario corretto per il ciclo	Scenario baseline	2,2	2,4	2,8	3,2	3,2	3,2
	Scenario pessimistico	2,1	2,2	2,5	2,7	2,7	2,7
	Scenario ottimistico	2,7	2,7	2,7	2,7	3,3	3,6
Tasso di Interesse implicito	Scenario baseline	2,8	2,8	2,9	3,0	3,4	3,7
	Scenario pessimistico	2,8	2,9	3,1	3,3	3,6	3,7
	Scenario ottimistico	132,4	129,9	127,4	124,4	109,2	94,4
Debito Pubblico	Scenario baseline	132,6	131,3	130,2	128,9	117,2	106,6
	Scenario pessimistico	132,9	132,6	133,0	133,3	125,8	120,3

Sulla base delle ipotesi macroeconomiche e di finanza pubblica considerate, la Figura IV.6 conferma la tendenza alla riduzione del rapporto debito/PIL nel medio periodo nei tre scenari proposti, sebbene a ritmi differenti. Nello scenario di riferimento, il debito converge ad un livello pari a 106,6 per cento del PIL nel 2030 senza ridursi alla velocità richiesta dal *benchmark* della regola del debito. Nello scenario ottimistico, il rapporto debito/PIL, si ridurrebbe più rapidamente fino a raggiungere, nel 2030, un valore pari a 94,4 per cento del PIL, circa 12 punti percentuali al di sotto del dato dello scenario di base. Nello scenario pessimistico, invece, il rapporto debito/PIL, dopo aver raggiunto un picco di 133,3 nel 2022, entra in un sentiero decrescente fino ad arrivare a un valore di 120,3 nel 2030.

FIGURA IV.6: PROIEZIONE DI MEDIO TERMINE DEL RAPPORTO DEBITO/PIL NEGLI SCENARI ALTERNATIVI


145
135
125
115
105
95
85
75
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Debito baseline
Debito scenario ottimistico
Debito scenario pessimistico

Fonte: MEF.

IV.3 SCENARI DI LUNGO PERIODO

In questa sezione sono presentati i risultati dell'analisi di sostenibilità fiscale di medio-lungo periodo. L'analisi segue la metodologia elaborata in ambito EPC-WGA (*Economic Policy Committee - Working Group on Ageing*) per aggiornare le proiezioni relative alle spese connesse all'evoluzione demografica della popolazione. Le proiezioni utilizzano le proiezioni demografiche di Eurostat (con base 2015) e sulla base di alcune ipotesi macroeconomiche sottostanti (ad esempio sulla produttività del lavoro) aggiornano anche le proiezioni di PIL e di rapporto debito/PIL su un orizzonte di riferimento che arriva al 2070.

L'aggiornamento rispetto al precedente ciclo di valutazione (compreso tra il 2015 e il 2017), sia delle ipotesi macroeconomiche sia delle tendenze demografiche, ha sortito un impatto negativo sulla evoluzione del fattore lavoro nel lungo periodo e sul tasso di crescita del PIL. Di conseguenza si osserva, come già evidenziato nel Programma di Stabilità dello scorso anno, un marcato peggioramento del rapporto fra il totale della spesa connessa all'invecchiamento e PIL rispetto alle stime precedenti. Ciò nonostante resta confermata la sostenibilità nel lungo periodo delle finanze pubbliche italiane.

L'impatto dell'invecchiamento della popolazione sulla sostenibilità fiscale

Le previsioni di medio-lungo periodo della spesa pubblica per pensioni[14], sanità, *Long Term Care* (LTC), ammortizzatori sociali e istruzione, funzionali all'analisi

[14] Le previsioni sono elaborate nel presupposto che, come già ipotizzato nei documenti di finanza pubblica, l'istituto dell'anticipo finanziario a garanzia pensionistica (c.d. APE di mercato) sia qualificato e classificato in Contabilità nazionale quale prestito e non come trasferimento monetario diretto alle famiglie e, allo stesso modo, che quanto disposto dall'articolo 23 del DL n. 4/2019 in materia di accesso al credito per anticipo del TFS dei dipendenti pubblici sia qualificato e classificato in Contabilità nazionale quale prestito e non comporti una

della sostenibilità di medio-lungo periodo delle finanze pubbliche sono elaborate in linea con le indicazioni metodologiche definite a livello europeo in ambito EPC-WGA. Le suddette previsioni recepiscono i dati di contabilità nazionale fino al 2018. Per il quadriennio successivo, le previsioni di spesa inglobate nel quadro di finanza pubblica a legislazione vigente. Le ipotesi di scenario sono coerenti con il quadro macroeconomico tendenziale elaborato per il DEF 2019. Nel medio-lungo periodo, sono stati recepiti gli scenari di previsione definiti in ambito EPC-WGA per il *round* di previsione 2018 modificati per tenere conto dell'impatto sui tassi di permanenza al lavoro delle misure in materia pensionistica di natura strutturale adottate con il D.L. n. 4/2019 e opportunamente raccordati con gli scenari di breve periodo[15].

Le ipotesi demografiche si basano sullo scenario centrale elaborato dall'Eurostat, con base 2015. Tale scenario prevede per l'Italia: *i)* un flusso netto di immigrati di circa 190 mila unità medie annue, con un profilo crescente fino al 2040 e decrescente successivamente; *ii)* un livello della speranza di vita al 2070 pari a 86,9 anni per gli uomini e a 90,9 anni per le donne; iii) un tasso di fecondità totale al 2070 pari a 1,66.

Per quanto riguarda le variabili macroeconomiche, per il biennio 2017-2018, sono stati recepiti i dati di contabilità nazionale. Per il quadriennio 2019-2022 sono state invece adottate ipotesi di crescita, sia a prezzi costanti che a prezzi correnti, in linea con le indicazioni del quadro macroeconomico tendenziale della DEF 2019. Per il periodo successivo sono state recepite le ipotesi strutturali dello scenario *EPC-WGA baseline* 2018, modificate per recepire l'impatto sulla permanenza al lavoro delle misure strutturali adottate con il DL n.4/2019. Tali ipotesi sono state raccordate, nella fase transitoria, con le dinamiche di breve periodo[16].

Le dinamiche di lungo periodo delle variabili del quadro macroeconomico, come desunte dalle ipotesi concordate in ambito *EPC WGA* (scenario *EPC-WGA baseline* 2018), prevedono un tasso di variazione medio annuo della produttività reale del lavoro crescente fino al 2045, dove si attesta su un valore attorno all'1,6 per cento, per poi scendere a circa 1,5 per cento del PIL alla fine del periodo di previsione. Sul fronte occupazionale, il tasso di occupazione nella fascia di età 15-64 è previsto crescere dal 58,8 per cento del 2018 al 62,2 per cento del 2070. L'interazione delle suddette ipotesi con le dinamiche demografiche determina un tasso di crescita del PIL reale che si attesta, nel periodo 2023-2070, attorno all'1 per cento medio annuo. A partire dal 2025, il deflatore del PIL e il tasso di inflazione

riclassificazione come anticipo di trasferimento monetario diretto a famiglie anche a seguito di quanto previsto dall'articolo 24 del medesimo decreto-legge.

[15] Gli scenari di medio-lungo periodo definiti ai fini della predisposizione delle previsioni delle spese pubbliche *age-related* EPC-WGA 2018 sono stati pubblicati in *"The 2018 Ageing Report: Underlying Assumptions and Projection Methodologies" - European Commission Directorate-General for Economic and Financial Affairs* e anticipati agli Stati Membri a fine maggio 2017. Rispetto agli scenari dell'Ageing Report, le ipotesi sottostanti le proiezioni attuali sono state modificate per tenere conto dell'impatto sui tassi di partecipazione al mercato del lavoro della riduzione nell'anzianità di pensionamento di 9 mesi dovuta al blocco, per gli anni 2019-2026, degli adeguamenti per la speranza di vita del requisito di anzianità contributiva per il canale di pensionamento anticipato indipendente dall'età anagrafica così come previsto dal D.L. n.4/2019. Rispetto allo scenario WGA Baseline, i nuovi tassi di attività risultano essere inferiori di circa un decimo di punto percentuale.

[16] Le differenze occupazionali evidenziate nel 2022, nel confronto fra lo scenario EPC-WGA *baseline* e lo scenario macroeconomico di breve periodo del DEF 2019, sono state progressivamente azzerate. In particolare, sia i tassi di attività che i tassi di disoccupazione sono stati gradualmente riallineati nell'arco di un quinquennio. Per quanto riguarda la dinamica della produttività le ipotesi dello scenario EPC-WGA *baseline* sono state sostanzialmente confermate a partire dal 2022.

sono assunti pari al 2 per cento, valore raggiunto linearmente dall'1,5 per cento del 2022.

Le previsioni riportate nella Tavola IV.3 sono aggiornate sulla base del quadro normativo vigente, includendo sia gli interventi adottati con la Legge di Bilancio 2019 (Legge n. 145/2018) sia le misure in ambito previdenziale inserite nel D.L. n. 4/2019, attuativo delle disposizioni contenute nella Legge di Bilancio[17].

In particolare, le proiezioni della spesa pensionistica tengono conto degli interventi normativi contenuti nella legge di Bilancio 2019[18] (Legge n. 145/2018) tra i quali l'introduzione del nuovo regime di indicizzazione dei trattamenti pensionistici in vigore nel periodo 2019-2021 e l'applicazione nel quinquennio 2019-2024 dell'aliquota di riduzione per pensioni di importo superiore a 100.000 euro lordi. Inoltre, le proiezioni includono il complesso degli effetti delle disposizioni del D.L. n.4/2019 tra cui quelli derivanti dall'introduzione del nuovo canale di pensionamento anticipato "Quota 100" che, per gli anni 2019-2021, in presenza del requisito congiunto di un'età anagrafica non inferiore a 62 anni e di un'anzianità contributiva non inferiore a 38 anni, consente di accedere ai trattamenti pensionistici anche cumulando i periodi assicurativi non coincidenti presenti in due o più gestioni tra quelle indicate dalla norma e amministrate dall'INPS[19]. Infine, le proiezioni della spesa pensionistica inglobano, per il canale del pensionamento anticipato indipendente da requisiti anagrafici e per i cosiddetti lavoratori precoci, la disapplicazione degli adeguamenti alla speranza di vita per il periodo 2019-2026. Nel corso di questo intervallo temporale, la norma consente di accedere al pensionamento anticipato indipendentemente dall'età anagrafica avendo maturato un'anzianità contributiva non inferiore a 42 anni e 10 mesi per gli uomini e 41 anni e 10 mesi per le donne[20]. Per i lavoratori precoci[21] l'accesso ai trattamenti pensionistici è possibile una volta maturata un'anzianità contributiva di almeno 41 anni.

Per quanto riguarda la spesa sanitaria, la previsione sconta gli effetti finanziari connessi con lo slittamento al 2019 degli oneri per il mancato rinnovo, per il solo 2018, delle convenzioni per l'assistenza medico generica e per i professionisti della medicina ambulatoriale nonché degli oneri contrattuali, per il triennio 2016-2018,

[17] L'istituto del Reddito di Cittadinanza contenuto nel D.L. n. 4/2019 e convertito in legge il 27 marzo 2019, non viene classificato come una prestazione di ammortizzatore sociale. Esso rappresenta infatti una prestazione assistenziale di sostegno per famiglie in condizioni disagiate finalizzato anche al reinserimento nel mondo del lavoro e all'inclusione sociale, ed è compatibile con il reddito da attività lavorativa e con prestazioni concomitanti di ammortizzatori sociali. Per tale ragione, non entra nel calcolo dell'aggregato di spesa qui considerato che tiene conto delle voci dedicate a pensioni, sanità, *Long Term Care*, ammortizzatori sociali e istruzione.

[18] La legge di Bilancio n.145/2018 al comma 256 ha istituito il "Fondo per la revisione del sistema pensionistico anticipato e per incentivare l'assunzione di lavoratori giovani" la cui dotazione a regime è di 7000 milioni l'anno a partire dal 2024. I maggiori oneri che conseguono dalle disposizioni in ambito previdenziale del D.L. n.4/2019 hanno trovato copertura mediante il sostanziale azzeramento della dotazione dell'autorizzazione di spesa in esame fino al 2023. Negli anni seguenti, residuano a normativa vigente nella predetta autorizzazione di spesa delle somme crescenti fino a raggiungere un livello di circa 5 miliardi annui dal 2028. In questa sede tali stanziamenti residui non ancora normativamente definiti non sono attribuiti a interventi strutturali specifici in ambito pensionistico.

[19] La norma prevede un regime delle decorrenze (finestre mobili) differenziato di tre mesi per i lavoratori privati e di sei mesi per i lavoratori pubblici.

[20] Il diritto alla decorrenza del trattamento pensionistico si perfeziona trascorsi tre mesi dalla maturazione dei predetti requisiti.

[21] Anche per i lavoratori precoci, il diritto alla decorrenza del trattamento pensionistico si perfeziona trascorsi tre mesi dalla maturazione dei predetti requisiti.

per il solo personale dipendente dirigente a seguito della mancata sottoscrizione dei relativi contratti, così come previsto dalla Legge di Bilancio del 2018. La previsione sconta, inoltre, gli oneri per il rinnovo dei contratti e delle convenzioni per il triennio 2019-2021, ai sensi della Legge di Bilancio del 2019[22].

In materia di ammortizzatori sociali la previsione tiene anche conto del progressivo esplicarsi degli effetti di potenziamento delle tutele in materia di ammortizzatori sociali previsti dai decreti legislativi attuativi della Legge n. 183/2014 (in particolare i decreti legislativi n. 22/2015 e n. 148/2015).

Con riguardo del sistema scolastico, la previsione tiene conto degli oneri per il rinnovo dei contratti per il triennio 2019-2021, ai sensi della Legge di Bilancio del 2019, nonché delle differenti modalità di finanziamento dell'organico di fatto, i cui effetti vengono resi neutrali nel lungo periodo.

La Tavola IV.3 contiene le informazioni relative alle proiezioni della spesa per pensioni e per le altre prestazioni sociali. Sulla base delle nuove ipotesi demografiche e macroeconomiche, il totale della spesa connessa all'invecchiamento decresce lievemente da 27,9 per cento del PIL del 2015 al 27,7 per cento nel 2020. Successivamente, tale aggregato di spesa aumenta gradualmente fino ad attestarsi al picco del 30,9 per cento del PIL nel 2045. Nell'ultima parte dell'orizzonte di previsione il rapporto torna a ridursi attestandosi al 27 per cento del PIL nel 2070.

Relativamente alle singole componenti della spesa *age-related*, dopo l'aumento rilevato negli anni precedenti, dal 2015 il rapporto fra spesa pensionistica e PIL decresce per circa un triennio fino a raggiungere il 15,3 per cento nel 2018 grazie ad un andamento di crescita più favorevole e alla graduale prosecuzione del processo di innalzamento dei requisiti minimi di accesso al pensionamento. Successivamente, il rapporto riprende a crescere raggiungendo il 18,4 per cento nel 2042. Nella fase finale del periodo di previsione, il rapporto spesa/PIL si riduce rapidamente attestandosi al 14,7 per cento nel 2060 e al 13,8 per cento nel 2070.

Per quanto riguarda la spesa sanitaria, la previsione è stata effettuata sulla base della metodologia del *reference scenario*[23]. Tale metodologia recepisce, oltre agli effetti derivanti dall'invecchiamento demografico, anche gli effetti indotti da ulteriori fattori esplicativi in grado di incidere significativamente sulla dinamica della spesa sanitaria. Dopo una fase iniziale di riduzione per effetto delle misure di contenimento della dinamica della spesa, la previsione del rapporto fra spesa sanitaria e PIL presenta un profilo crescente a partire dal 2022 e si attesta attorno al 7,9 per cento nel 2060 e al 7,7 per cento del PIL nel 2070.

[22] Si rinvia, per maggior informazioni, all'analisi di dettaglio contenuta nel DEF 2019, sez. II.

[23] Il *reference scenario*, applicato dal 2023, prevede, in particolare, per la componente *acute* della spesa sanitaria: *i)* l'applicazione "parziale" della metodologia del *dynamic equilibrium*, secondo cui gli incrementi di speranza di vita si traducono in anni vissuti in buona salute in misura pari al 50 per cento (anziché 100 per cento come nel caso dell'applicazione "integrale"); *ii)* la dinamica del costo unitario (*unit cost*) "agganciata" al PIL pro capite; *iii)* l'elasticità del costo unitario rispetto al PIL pro capite superiore all'unità (si riduce linearmente nel periodo di previsione passando dall'1,1 iniziale ad 1 nel 2070). Per la componente *Long Term Care* della spesa sanitaria il *reference scenario* prevede: *i)* l'applicazione "parziale" della metodologia del *dynamic equilibrium*, come per la componente *acute* della spesa sanitaria; *ii)* la dinamica del costo unitario "agganciata" alla produttività; *iii)* l'elasticità del costo unitario alla produttività superiore all'unità (si riduce linearmente nel periodo di previsione passando dall'1,1 iniziale ad 1 nel 2070).

TAVOLA IV.3 SPESA PER PENSIONI SANITÀ ASSISTENZA AGLI ANZIANI ISTRUZIONE E INDENNITÀ DI DISUCCUPAZIONE (2010-2070)

	2010	2015	2020	2025	2030	2035	2040	2045	2050	2055	2060	2065	2070
Spesa Totale	49,9	50,3	49,1	49,9	51,9	54,0	55,5	56,4	56,3	55,5	55,0	54,5	54,2
di cui:													
- Spesa age-related	27,5	27,9	27,7	27,6	28,7	29,8	30,7	30,9	30,1	28,9	28,1	27,5	27,0
Spesa pensionistica	14,8	15,7	15,8	16,0	16,8	17,8	18,3	18,1	16,9	15,6	14,7	14,1	13,8
Spesa sanitaria	7,1	6,7	6,6	6,6	6,9	7,1	7,4	7,6	7,8	7,8	7,9	7,8	7,7
di cui LTC - sanitaria	0,8	0,7	0,7	0,7	0,7	0,8	0,9	0,9	1,0	1,1	1,1	1,1	1,1
LTC socio/assistenziale	1,0	1,0	1,0	1,1	1,1	1,2	1,2	1,3	1,5	1,6	1,6	1,6	1,6
Spesa per istruzione	3,9	3,6	3,5	3,3	3,2	3,1	3,1	3,3	3,3	3,4	3,4	3,3	3,4
Indennità disoccupazione	0,7	0,9	0,8	0,7	0,7	0,6	0,6	0,6	0,6	0,6	0,6	0,6	0,6
- Spesa per interessi	4,3	4,1	3,6	4,4	5,5	6,3	7,0	7,7	8,4	8,8	9,1	9,2	9,3
Entrate Totali	45,6	47,7	47,0	46,8	46,8	46,8	46,8	46,7	46,7	46,7	46,7	46,7	46,7
di cui: Redditi proprietari	0,6	0,7	0,7	0,5	0,5	0,5	0,5	0,5	0,5	0,5	0,5	0,4	0,4
IPOTESI (%)													
Tasso di crescita della produttività del lavoro	2,6	0,3	0,4	0,2	0,6	0,9	1,2	1,6	1,6	1,6	1,6	1,6	1,5
Tasso di crescita del PIL reale	1,7	0,9	0,6	0,8	0,3	0,4	0,5	1,1	1,3	1,6	1,2	1,4	1,1
Tasso di partecipazione maschile (20-64)	78,4	79,5	80,4	80,3	80,2	80,3	80,3	80,6	80,6	80,5	80,5	80,4	80,4
Tasso di partecipazione femminile (20-64)	54,6	57,8	60,7	62,6	63,7	64,2	64,5	64,6	64,7	64,7	64,7	64,7	64,8
Tasso di partecipazione totale (20-64)	66,3	68,6	70,5	71,4	72	72,3	72,5	72,8	72,8	72,8	72,8	72,8	72,8
Tasso di disoccupazione	8,4	11,9	11,2	9,3	8,5	8,1	7,8	7,6	7,4	7,4	7,3	7,3	7,3
Popolazione con 65+/totale popolazione	20,4	21,7	23,1	24,7	27,1	29,8	32,1	33,5	33,8	33,7	33,4	32,9	32,8
Indice di dipendenza degli anziani (65 e oltre/[20-64])	33,6	36,4	39,1	42,5	47,9	54,8	61,8	66,3	67,7	67,5	66,6	65,4	65,4

Note: (1) Per il quadriennio 2019-2022, sono state adottate ipotesi di crescita in linea con le indicazioni del quadro macroeconomico tendenziale sottostante il DEF 2019. Per il periodo successivo si adotta lo scenario che EPC-WGA ha predisposto per le previsioni di spesa *age-related* del round 2018. (2) Fino al 2018, la spesa per prestazioni sociali è riferita ai dati di Contabilità Nazionale. Per il periodo 2019-2022, i valori di previsione sono in linea con quelli sottostanti alla previsione del quadro di finanza pubblica. (3) La Legge di Bilancio n.145/2018 al comma 256 ha istituito il "Fondo per la revisione del sistema pensionistico anticipato e per incentivare l'assunzione di lavoratori giovani" la cui dotazione a regime è di 7000 milioni l'anno a partire dal 2024. I maggiori oneri che conseguono dalle disposizioni in ambito previdenziale del D.L. n.4/2019 hanno trovato copertura mediante il sostanziale azzeramento della dotazione dell'autorizzazione di spesa in esame fino al 2023. Negli anni seguenti, residuano a normativa vigente nella predetta autorizzazione di spesa delle somme crescenti fino a raggiungere un livello di circa 5 miliardi annui dal 2028. In questa sede tali stanziamenti residui non ancora normativamente definiti non sono attribuiti a interventi strutturali specifici in ambito pensionistico. (4) La previsione è effettuata con la metodologia del *reference scenario*. (5) Per il 2010 i dati non scontano la diversa contabilizzazione degli interessi passivi, interamente esclusi dall'aggregato di spesa sanitaria per un importo annuo compreso fra i 250-300 milioni. (6) L'aggregato comprende i livelli di istruzione ISCED 1-8 secondo la classificazione OECD (ISCED 2011 level). Non comprende la spesa per istruzione degli adulti (formazione permanente) e la scuola dell'infanzia (*pre-primary*). (7) Gli arrotondamenti alla prima cifra decimale possono determinare incongruenze con i valori presentati in tabella.
Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

La componente socio-assistenziale della spesa pubblica per assistenza di lungo corso (LTC) è composta per circa 4/5 dalle indennità di accompagnamento e per circa 1/5 dalle prestazioni socio-assistenziali erogate a livello locale[24]. Riguardo quest'ultima, la previsione del rapporto spesa/PIL è stata effettuata in accordo con le ipotesi sottostanti il *reference scenario* così come definito per la componente sanitaria della spesa per LTC.

[24] Per maggiori dettagli, si confronti Ministero dell'economia e delle finanze-RGS (2018), Rapporto n. 19, capitolo 4.

Relativamente alle indennità di accompagnamento (*cash benefits*), in considerazione della specificità della prestazione costituita da importi monetari erogati a favore del beneficiario e non dall'acquisto di beni e servizi, l'importo delle prestazioni è stato strutturalmente "agganciato" alla dinamica del PIL pro capite a partire dal 2023[25]. Dopo una fase iniziale di sostanziale stabilità, la componente socio-assistenziale della spesa per LTC presenta un profilo crescente in termini di PIL, che si protrae per l'intero periodo di previsione, attestandosi all'1,6 per cento nel 2070.

La proiezione della spesa per ammortizzatori sociali in rapporto al PIL passa dallo 0,7 per cento del 2010 allo 0,9 per cento del 2015, per poi scendere gradualmente ed attestarsi su un valore di circa 0,6 per cento a partire dalla seconda metà del periodo di previsione.

La proiezione della spesa per istruzione in rapporto al PIL[26] è coerente con l'aggregato di spesa definito in ambito *EPC WGA*. Il rapporto spesa/PIL presenta un andamento gradualmente decrescente che si protrae per circa un quindicennio. A partire dal 2022, tale riduzione è essenzialmente trainata dal calo degli studenti indotto dalle dinamiche demografiche. Il rapporto riprende a crescere leggermente nella parte finale del periodo di previsione attestandosi attorno al 3,4 per cento nel 2070.

FOCUS

Le tendenze di medio-lungo periodo del sistema pensionistico italiano

In attuazione delle disposizioni contenute nella Legge di Bilancio 2019 (Legge n. 145/2018), il Decreto Legge. n. 4/2019[27] ha istituito in via sperimentale e solo per il periodo 2019-2021 un nuovo canale di pensionamento anticipato a cui possono accedere tutti i lavoratori che presentino i seguenti requisiti congiunti: un'età anagrafica di almeno 62 anni e un'anzianità contributiva di almeno 38 anni.

La norma prevede regole di accesso al pensionamento differenziate per i lavoratori del settore privato e per quelli del settore pubblico. Per i primi, è previsto un posticipo della prima decorrenza utile dei trattamenti pensionistici pari a tre mesi a partire dalla data di maturazione dei suddetti requisiti congiunti. Per i lavoratori del settore pubblico, con l'eccezione del comparto scuola per il quale si applicano disposizioni specifiche, l'accesso ai trattamenti pensionistici si perfeziona decorsi 6 mesi dal conseguimento dei suddetti requisiti congiunti[28]. Il Decreto Legge n. 4/2019 prevede ulteriori interventi in materia

[25] In linea con le indicazioni metodologiche concordate in ambito EPC-WGA per la predisposizione del round di previsioni 2018, l'elasticità del costo unitario rispetto al PIL pro capite passa da 1,1 ad 1 nell'intero periodo di previsione.

[26] La definizione di spesa per istruzione concordata in ambito EPC-WGA comprende i livelli di istruzione ISCED da 1 a 8 secondo la classificazione ISCED 2011 (da 1 a 6 secondo la classificazione ISCED 1997), escludendo la scuola dell'infanzia (*pre-primary*), che corrisponde al livello ISCED 0, e la formazione permanente (Cfr. European Commission, Special Report n°1/2006). L'aggregato di spesa è costruito sui dati di fonte UNESCO/OECD/EUROSTAT (UOE). La previsione recepisce i dati UOE aggiornati all'anno finanziario 2015.

[27] Attuativo di quanto previsto dalla legge n. 145/2018 (legge di bilancio 2019) in termini di relativa programmazione finanziaria. La legge di Bilancio n.145/2018 al comma 256 ha istituito il "Fondo per la revisione del sistema pensionistico anticipato e per incentivare l'assunzione di lavoratori giovani" la cui dotazione a regime è di 7000 milioni l'anno a partire dal 2024. I maggiori oneri che conseguono dalle disposizioni in ambito previdenziale del D.L. n.4/2019 hanno trovato copertura mediante il sostanziale azzeramento della dotazione dell'autorizzazione di spesa in esame fino al 2023. Negli anni seguenti, residuano a normativa vigente nella predetta autorizzazione di spesa delle somme crescenti fino a raggiungere un livello di circa 5 miliardi annui dal 2028. In questa sede tali stanziamenti residui non ancora normativamente definiti non sono attribuiti a interventi strutturali specifici in ambito pensionistico.

[28] I trattamenti pensionistici conseguiti sulla base del nuovo canale di pensionamento anticipato con almeno 62 anni di età e almeno 38 anni di anzianità contributiva non sono cumulabili, fino al compimento dell'età

pensionistica. In particolare, la norma impone la riduzione al livello del 2018, ossia a 42 anni e 10 mesi per gli uomini e a 41 anni e 10 mesi per le donne, del requisito dell'anzianità contributiva per il canale di pensionamento anticipato indipendente dall'età anagrafica e il blocco, per il periodo 2019-2026, dei relativi adeguamenti alla speranza di vita. Anche a questo canale si applica il regime delle decorrenze per cui il diritto alla decorrenza del trattamento pensionistico si perfeziona trascorsi 3 mesi dal conseguimento del requisito di anzianità contributiva.

La disapplicazione degli adeguamenti alla speranza di vita per il periodo 2019-2026 è prevista anche per i cosiddetti lavoratori "precoci" i quali possono accedere al pensionamento una volta maturata un'anzianità contributiva di 41 anni[29]. Infine, il Decreto Legge n. 4/2019 potenzia la misura denominata "Opzione donna" prevedendo la possibilità per le lavoratrici che conseguano entro il 31 dicembre 2018 un'età anagrafica di 58 anni per le dipendenti e 59 anni per le lavoratrici autonome e almeno 35 anni di anzianità contributiva di accedere al pensionamento anticipato, con il calcolo del trattamento di quiescenza[30] interamente con il sistema contributivo.

Le nuove regole introdotte dal Decreto Legge n.4/2019 pur avendo un impatto finanziario significativo, hanno come finalità quella di rendere temporaneamente più agevole l'accesso al pensionamento anticipato.

Rimane confermata l'estensione, a partire dal 2012, del regime contributivo a tutti i lavoratori, compresi quindi quelli che, sulla base della precedente legislazione, avrebbero percepito una pensione calcolata secondo il regime retributivo (ossia coloro che al 31/12/1995 avevano più di 18 anni di contributi). Inoltre, in linea con gli assetti normativo-istituzionali presenti nella maggior parte dei Paesi europei, il sistema pensionistico italiano mantiene due canali di accesso al pensionamento[31]: *a)* il pensionamento di vecchiaia a cui si accede con almeno 20 anni di contributi versati e un requisito di età predefinito dalla legge che, per il 2019, è pari a 67 anni[32]; *b)* il pensionamento anticipato consentito, con 20 anni di contributi versati, fino a tre anni prima del requisito di età per il pensionamento di vecchiaia per i lavoratori assunti dopo il 1 gennaio 1996 e a condizione di aver maturato un importo del trattamento pensionistico sufficientemente elevato[33], oppure indipendentemente dall'età e dalla data di assunzione ma con un periodo di contribuzione più elevato.

A partire dal 2013, tutti i requisiti di età (inclusi quelli per l'accesso all'assegno sociale) e quello contributivo per l'accesso al pensionamento anticipato indipendentemente dall'età anagrafica sono indicizzati alle variazioni della speranza di vita misurata dall'ISTAT. Al di fuori di quanto recentemente stabilito dal Decreto Legge n. 4/2019, che ha previsto per il canale di pensionamento anticipato indipendente dall'età la disapplicazione per il periodo 2019-2026 degli adeguamenti per la speranza di vita, per tutti gli altri requisiti di accesso al pensionamento tali adeguamenti avvengono ogni due anni, in base ad una procedura

anagrafica della pensione di vecchiaia, con i redditi da lavoro dipendente o autonomo, a eccezione di quelli derivanti da lavoro autonomo occasionale nel limite di 5.000 euro lordi annui.

[29] Anche per i lavoratori precoci, il diritto alla decorrenza del trattamento pensionistico si perfeziona trascorsi tre mesi dalla maturazione dei predetti requisiti.

[30] La norma prevede anche il posticipo della prima decorrenza utile dei trattamenti pensionistici di 12 mesi dalla maturazione dei requisiti per le lavoratrici dipendenti e di 18 mesi per le lavoratrici autonome.

[31] Sono state altresì previste delle misure di salvaguardia, finalizzate a garantire una maggiore gradualità di applicazione della riforma del 2011, ovvero a tener conto di specificità in relazione alla prossimità al pensionamento e a situazioni di difficoltà connesse alla permanenza nel mercato del lavoro, casistiche tutte specificatamente individuate sul piano normativo.

[32] In aggiunta, per i lavoratori assunti dopo il 1 gennaio 1996, per i quali la pensione è interamente calcolata con il sistema contributivo, l'accesso al pensionamento di vecchiaia è soggetto anche al conseguimento di un importo minimo di pensione pari a 1,5 volte l'assegno sociale del 2012 rivalutato in base all'andamento del PIL.

[33] Per tali lavoratori, per i quali la pensione è interamente calcolata con il sistema contributivo, l'accesso al pensionamento anticipato è soggetto anche al conseguimento di un importo minimo di pensione pari a 2,8 volte l'assegno sociale rivalutato in base all'andamento del PIL.

interamente di natura amministrativa[34]. Inoltre, a partire dal 2013 il calcolo dei coefficienti di trasformazione[35] al momento del pensionamento è stato esteso fino all'età di del requisito di vecchiaia maggiorata di quattro anni.
Sulla base di tale assetto normativo, la figura sottostante mostra la previsione della spesa pensionistica in rapporto al PIL elaborata[36], a normativa vigente, sulla base dello scenario EPC-WGA *Baseline*[37].

FIGURA R.1: SPESA PUBBLICA PER PENSIONI IN PERCENTUALE DEL PIL


Normativa vigente
21
20
19
18
17
16
15
14
13
12
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
2062
2064
2066
2068
2070

Note: Lo scenario EPC-WGA Baseline recepisce, nel breve periodo, le indicazioni del quadro tendenziale del Programma di Stabilità 2019.
Fonte: Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

[34] L'adeguamento dei requisiti avente decorrenza 2016 (4 mesi ulteriori), in ottemperanza al dettato normativo (articolo 12, comma 12-bis, del decreto legge 31 maggio 2010, n. 78, convertito con modificazioni con legge 30 luglio 2010 n. 122) è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con decreto direttoriale del 16 dicembre 2014, pubblicato in GU il 30 dicembre 2014 e quello dei coefficienti di trasformazione con decreto direttoriale del 22 giugno 2015, pubblicato in GU il 6 luglio 2015. L'adeguamento dei requisiti avente decorrenza 2019 (5 mesi ulteriori), in ottemperanza al dettato normativo è stato adottato almeno dodici mesi prima della decorrenza dell'adeguamento medesimo con decreto direttoriale del 5 dicembre 2017, pubblicato in GU il 12 dicembre 2017. La normativa vigente prevede una clausola di garanzia in base alla quale il requisito anagrafico minimo di vecchiaia non potrà comunque essere inferiore ai 67 anni per coloro che maturano il diritto alla prima decorrenza utile del pensionamento a partire dal 2021. In ogni caso, sulla base delle previsioni demografiche ISTAT, il predetto obiettivo potrebbe essere assicurato già dal 2019.

[35] Anche il coefficiente di trasformazione viene adeguato con lo stesso calendario dell'adeguamento dei requisiti di accesso al pensionamento. L'adeguamento avente decorrenza dal 1° gennaio 2016 è stato adottato con decreto direttoriale del 22/06/2015, pubblicato in GU n° 154 del 6 luglio 2015 mentre l'adeguamento del 2019 è stato deliberato con decreto direttoriale del 15 maggio 2018, pubblicato in GU n. 131 dell'8 giugno 2018.

[36] Le previsioni sono elaborate nel presupposto che l'istituto dell'anticipo finanziario a garanzia pensionistica (c.d. APE di mercato) sia qualificato e classificato in Contabilità nazionale quale prestito e non come trasferimento monetario diretto alle famiglie e, allo stesso modo, che quanto disposto dall'articolo 23 del DL n. 4/2019 in materia di accesso al credito per anticipo del TFS dei dipendenti pubblici sia qualificato e classificato in Contabilità nazionale quale prestito e non comporti una riclassificazione come anticipo di trasferimento monetario diretto a famiglie anche a seguito di quanto previsto dall'articolo 24 del medesimo decreto legge.

[37] Le proiezioni della spesa pensionistica in rapporto al PIL scontano, per il quadriennio 2019-2022, le ipotesi di crescita, sia a prezzi costanti che a prezzi correnti del quadro macroeconomico tendenziale di breve periodo definito per il DEF 2019. Per il periodo successivo, sono state recepite le ipotesi strutturali dello scenario EPC-WGA baseline 2018, modificate per recepire l'impatto sulla permanenza al lavoro delle misure strutturali adottate con il DL 4/2019.

Dopo la crescita rilevata negli anni 2008-2014, imputabile esclusivamente al protrarsi delle fasi di recessione del ciclo economico, a partire dal 2015, grazie alla crescita economica più favorevole e in virtù della graduale prosecuzione del processo di innalzamento dei requisiti minimi di accesso al pensionamento e dell'applicazione, pro rata, del sistema di calcolo contributivo, il rapporto fra spesa pensionistica e PIL decresce per circa un triennio. Successivamente, il rapporto tra spesa pensionistica e PIL inizia una lunga fase di crescita che si protrae fino al 2042, anno in cui viene raggiunto il picco del 18,4 per cento. Tale aumento è spiegato, in una prima fase, in parte dal rallentamento della dinamica del prodotto interno lordo di breve periodo e di quello assunto nello scenario EPC-WGA *Baseline*[38] e, in parte, da un maggior ricorso al pensionamento, come conseguenza delle misure previste dal Decreto Legge n.4/2019. In una seconda fase, successiva al 2030, la crescita del rapporto tra spesa pensionistica e PIL è ascrivibile all'aumento del numero di pensioni rispetto al numero degli occupati dovuta all'ingresso in quiescenza delle generazioni del *baby boom* che viene solo in parte compensato dall'innalzamento dei requisiti minimi di accesso al pensionamento e dall'effetto di contenimento degli importi pensionistici esercitato dalla graduale applicazione del sistema di calcolo contributivo sull'intera vita lavorativa.

Dopo il picco del 2042, il rapporto tra spesa pensionistica e PIL scende rapidamente portandosi al 16,9 per cento nel 2050 e al 14,7 per cento nel 2060 fino a convergere al 13,8 per cento nel 2070 con una decelerazione pressoché costante nell'intero periodo. La rapida riduzione del rapporto fra spesa pensionistica e PIL, nella fase finale del periodo di previsione, è determinata dall'applicazione generalizzata del calcolo contributivo che si accompagna alla stabilizzazione, e successiva inversione di tendenza, del rapporto fra numero di pensioni e numero di occupati.

Tale andamento si spiega sia con la progressiva uscita delle generazioni del *baby boom* sia con l'adeguamento automatico dei requisiti minimi di pensionamento in funzione della speranza di vita.

La figura sottostante presenta la previsione della spesa pensionistica in rapporto al PIL a legislazione vigente ponendola a confronto con quella che si sarebbe avuta sulla base dei regimi antecedenti i principali interventi di riforma. Rispetto alla legislazione immediatamente precedente, le misure contenute nel D.L. n. 4/2019 e nella Legge di Bilancio per il 2019 (Legge n. 145/2018) incluse nello scenario a normativa vigente producono, nel periodo 2019-2036, un incremento di incidenza della spesa pensionistica in rapporto al PIL pari in media a circa 0,2 punti annui, con profilo progressivamente decrescente a partire dai primi anni di previsione, ove è più concentrata la maggiore incidenza della spesa in rapporto al PIL. Nel lungo periodo, grazie al complessivo processo di riforma attuato a partire dal 2004, l'età media al pensionamento (tenendo in considerazione sia l'età del pensionamento di vecchiaia che i requisiti per il pensionamento anticipato) aumenta da 60-61 durante il periodo 2006-2010 a circa 63 nel 2017, a 67 nel 2040 e poi a circa 68 nel 2050. Cumulativamente la minore incidenza della spesa in rapporto al PIL derivante dal complessivo processo di riforma avviato nel 2004 ammonta a circa 60 punti percentuali di PIL al 2060.

[38] Come già rappresentato in sede di Nota di Aggiornamento del DEF 2017, nell'ambito del DEF 2018 (Sezione I, Programma di Stabilità 2018) e nella Nota di Aggiornamento al DEF del 2018, lo scenario EPC-WGA *Baseline* elaborato per il round di previsione 2018 ha evidenziato per l'Italia significativi peggioramenti rispetto al precedente (round 2015), da ascrivere alla revisione del quadro demografico, da parte di Eurostat, e del quadro macroeconomico di medio periodo da parte della Commissione Europea.

FIGURA R.2: SPESA PUBBLICA PER PENSIONI IN RAPPORTO AL PIL SOTTO DIFFERENTI IPOTESI NORMATIVE


Normativa antecedente la L 243/2004
Normativa antecedente il DL 78/2010
Normativa antecedente il DL98/2011
Normativa antecedente il DL 201/2011
Normativa antecedente la L 232/2016
Normativa antecedente il DL 4/2019
Normativa vigente

Note: Lo scenario EPC-WGA Baseline recepisce, nel breve periodo, le indicazioni del quadro tendenziale del Programma di Stabilità 2019.
Fonte: Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

La dinamica del debito nel lungo periodo e gli indicatori di sostenibilità fiscale

L'utilizzo delle proiezioni di spesa *age-related* e di PIL nel lungo periodo, congiuntamente ad ulteriori ipotesi di finanza pubblica consente, sempre in conformità con la metodologia utilizzata dalla Commissione Europea nella sorveglianza fiscale, di derivare proiezione del debito fino al 2070. Seguendo un tale approccio si assume che le entrate fiscali si mantengano costanti in rapporto al PIL, al livello del 2022, lungo tutto l'orizzonte di previsione. La spesa pubblica invece, come già ricordato varia in funzione della dinamica della popolazione. Infine, il deflatore del PIL converge al 2,0 per cento dal 2023 e il tasso di interesse reale, partendo dal livello del 2022, converge al 3,0 per cento in dieci anni[39].

Come mostrato in Figura IV.7, le proiezioni di lungo periodo del debito/PIL nello scenario di riferimento del presente documento disegnano una dinamica crescente che prevede che il debito si attesti intorno al 193,1 per cento del PIL nel 2070. Si tratta di un esito peggiore rispetto alle proiezioni dello scenario nazionale che prevede un rapporto debito/PIL pari a 113,8 nel 2070.[40] Dal confronto tra lo scenario

[39] European Commission, 2017, The 2018 Ageing Report: Underlying assumptions and Projection Methodologies, European Economy, Institutional Papers, n. 65 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf).

[40] Le proiezioni di lungo periodo dello scenario nazionale si basano, per quanto concerne le ipotesi demografiche, sullo scenario mediano ISTAT, con base 2017. Tale scenario prevede: i) un flusso netto annuo di immigrati pari, mediamente, alle 165 mila unità; ii) un livello della speranza di vita al 2070 pari a 86,5 anni per gli uomini e a 90,6 anni per le donne; iii) un tasso di fecondità totale al 2070 pari all'1,61. Per quanto riguarda le variabili macroeconomiche, per il biennio 2016-2017, sono stati recepiti i dati di contabilità nazionale, e per il

nazionale e lo scenario DEF 2019 si evince una diversa dinamica del debito, derivante dalle ipotesi demografiche sottostanti la stima dell'evoluzione della spesa pubblica e dalla crescita economica. Come più volte evidenziato, l'aggiornamento dello scenario demografico in sede EPC-AWG congiuntamente alla revisione delle ipotesi macroeconomiche ha contribuito sensibilmente a modificare le dinamiche attese del rapporto debito/PIL.

FIGURA IV.7: RAPPORTO DEBITO/PIL SCENARI DI PROIEZIONE A CONFRONTO


250
200
150
100
50
0
% del PIL
Def2019
Scenario Nazionale
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
2049
2051
2053
2055
2057
2059
2061
2063
2065
2067
2069

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Lo scenario di base è utilizzato anche per calcolare gli indicatori di medio e lungo periodo (S1 e S2) utilizzati dalla Commissione europea per stimare l'aggiustamento necessario per il conseguire la c.d. sostenibilità fiscale tenendo conto anche dell'impatto delle passività implicite connesse all'invecchiamento della popolazione. In particolare, l'indicatore di medio periodo S1 misura l'aggiustamento del saldo primario strutturale da realizzare in termini cumulati nei cinque anni successivi all'ultimo anno di previsione, in modo da garantire, se mantenuto costante negli anni successivi, il raggiungimento di un livello di debito/PIL pari al 60 per cento entro quindici anni sostenendo anche i maggiori costi legati all'invecchiamento. A motivo della sua costruzione, l'indicatore S1 è parametrizzato rispetto all'obbiettivo di debito pubblico sancito nel Patto di Stabilità e Crescita. L'indicatore di sostenibilità di lungo periodo S2 mostra, invece, l'aggiustamento fiscale in termini di saldo primario strutturale che, se realizzato e

quadriennio 2019-2022, sono state adottate le proiezioni di crescita, sia a prezzi costanti che a prezzi correnti, del quadro macroeconomico tendenziale del DEF 2019. Per il periodo successivo, il quadro macroeconomico dello scenario nazionale sconta un tasso di crescita della produttività che gradualmente aumenta dallo 0,4 per cento del 2020 fino al picco dell'1,6 per cento del 2045 per poi scendere all'1,5 nell'ultima parte dell'orizzonte di previsione. Il tasso di attività, nella fascia di età 20-64 anni aumenta dal 68,6 per cento del 2015 al 76 per cento del 2070, mentre, alla fine del periodo di previsione, il tasso di disoccupazione converge al 5,5 per cento. Sulla base di tali ipotesi demografiche e macroeconomiche, il tasso di crescita del PIL reale si attesta intorno all'1,2 per cento medio annuo, nel lungo periodo, con un profilo tendenzialmente crescente nel primo decennio, decrescente nel ventennio successivo e in leggera ripresa nell'ultima parte del periodo di previsione. Per ulteriori dettagli si veda RGS, 2018, Rapporto sulle Tendenze di Medio-Lungo Periodo del Sistema Pensionistico e Socio-Sanitario, n.19

mantenuto dall'ultimo anno di previsione in poi, consentirebbe di conservare l'equilibrio intertemporale di bilancio su un orizzonte infinito.

Nell'interpretazione della Commissione, più alti e positivi i valori degli indicatori di sostenibilità S1 e S2, maggiore è l'aggiustamento fiscale richiesto per conseguire l'obbiettivo della sostenibilità del debito e quindi il rischio di sostenibilità fiscale. In ultima analisi, il rischio fiscale riflette l'iniziale saldo primario strutturale, il valore del debito attuale e le previsioni della dinamica dei costi di spesa pubblica legata all'invecchiamento. Entrambi gli indicatori sono basati sulle previsioni di crescita e di saldi di bilancio programmatici del DEF 2019 e incorporano le proiezioni a medio-lungo termine delle spese connesse all'invecchiamento.

La Tavola IV.5 riporta i risultati degli indicatori S1 e S2 e delle rispettive componenti stimati dal Ministero dell'Economia e delle Finanze negli ultimi Programmi di Stabilità e dalla Commissione Europea nel *Fiscal Sustainability Report*[41] e nel *Debt Sustainability Monitor*[42].

Il valore dell'indicatore S1 stimato dal Ministero dell'Economia e delle Finanze evidenzia un peggioramento rispetto ai documenti precedenti imputabile in larga misura all'aggiornamento delle proiezioni demografiche e alla revisione delle ipotesi macroeconomiche. La scomposizione di S1 per sotto-componenti mostra che il valore relativo alla misura dell'aggiustamento necessario a stabilizzare il rapporto debito/PIL al livello attuale è pari a -0,8 punti di PIL che quasi compensa la componente legata ai costi di invecchiamento della popolazione. La componente che maggiormente incide sull'indicatore è l'aggiustamento necessario a ridurre il rapporto debito/PIL dal suo livello iniziale al 60 per cento di PIL nel 2034. Tale componente presuppone un aggiustamento fiscale cumulato sul quinquennio 2022 - 2026 pari a 5,1 p.p. di PIL. Il valore complessivo dell'indicatore è pari al 6,1 p.p. di PIL, superiore alla soglia di alto rischio nel medio periodo fissata dalla metodologia europea a 2,5 p.p. di PIL.

L'indicatore S1 stimato dalla Commissione Europea e presentato nel *Fiscal Sustainability Report* 2018 diverge dall'indicatore stimato dal Ministero dell'Economia e delle Finanze principalmente per le diverse e più sfavorevoli previsioni di finanza pubblica e di condizioni macro economiche sottostanti[43]. Da notare che la previsione di finanza pubblica parte dall'ultimo anno dell'orizzonte temporale che per il MEF è il 2022, mentre per la Commissione coincide con il 2020. Nell'esercizio della Commissione l'avanzo primario strutturale di partenza è pari allo 0,4 per cento del PIL; nello stesso anno il Ministero dell'Economia e delle Finanze stima un avanzo primario strutturale di 2,2 per cento di PIL. Date queste considerazioni, secondo le stime della Commissione sarebbe necessario conseguire un avanzo primario strutturale cumulato nel periodo 2021 - 2025 pari a 9,4 punti percentuali di PIL, ossia un consolidamento annuo medio di circa 2 p.p., per

[41] European Commission, 2019, Fiscal Sustainability Report 2018, Institutional Papers 094. January 2019, disponibile su: https://ec.europa.eu/info/publications/economy-finance/fiscal-sustainability-report-2018_en

[42] European Commission, 2019, Debt Sustainability Monitor 2017, Institutional Papers 071. January 2018, disponibile su: https://ec.europa.eu/info/sites/info/files/economy-finance/ip071_en.pdf

[43] Le stime per S1 divergono anche per un diverso orizzonte temporale: l'obiettivo del debito/PIL al 60 per cento deve essere conseguito in quindici anni considerando l'anno base il 2019, mentre nel presente documento l'anno base è il 2019. Inoltre, la Commissione adotta una previsione a politiche invariate mentre nel DEF si utilizza lo scenario programmatico.

riportare il rapporto debito/PIL al 60 per cento nel 2033. Il costo di aggiustamento è dovuto per 4,9 p.p. alla distanza tra il rapporto debito/PIL attuale e l'obbiettivo da conseguire, per 2 p.p. alla stabilizzazione del rapporto debito/PIL data la posizione fiscale iniziale e per 1,6 p.p. al costo aggiuntivo dovuto al ritardo dell'aggiustamento fiscale. La maggiore spesa legata alle dinamiche demografiche peserebbe per circa 0,9 p.p. di PIL.

TAVOLA IV.4: INDICATORI DI SOSTENIBILITÀ (punti di PIL)

	DEF 2019	2018 Fiscal Sustainability Report	DEF 2018	Debt Sustainability Monitor 2017	DEF 2017	2015 Fiscal Sustainability Report	DEF 2016
Indicatore S1							
Aggiustamento totale	6,1	9,4	6,4	6,7	3,9	4,2	3,9
di cui:							
Per la stabilizzazione del rapporto debito/PIL	-0,8	2,0	-1,6	0,4	-2,8	-1,4	-2,8
Per il ritardo dell'aggiustamento	1,1	1,6	1,3	1,1	0,7	0,7	0,7
Per raggiungere il target del 60%	5,1	4,9	5,6	5,1	5,6	5,1	5,6
Per costi di invecchiamento	0,8	0,9	1,0	0,1	0,3	-0,2	0,3
Indicatore S2							
Aggiustamento totale	0,2	2,9	0,2	0,6	-1,9	-0,9	-1,9
di cui:							
Per la stabilizzazione del rapporto debito/PIL	-0,6	1,8	-1,3	0,5	-2,0	-0,8	-2,0
Per costi di invecchiamento	0,8	1,1	1,5	0,1	0,1	-0,1	0,1

Fonte: Elaborazione MEF.

Nel lungo periodo invece l'Italia si conferma in grado di far fronte ai suoi impegni debitori. Infatti, l'indicatore S2 utilizzato nella sorveglianza fiscale europea, sia nelle stime del Ministero dell'Economia e delle Finanze sia in quelle della Commissione, è molto lontano dalla soglia critica di alto rischio (caratterizzata da un consolidamento fiscale necessario di 6 p.p. di PIL). Il valore complessivo dell'indicatore S2 stimato dal Ministero dell'Economia e delle Finanze è pari a 0,2 per cento, inferiore alla soglia di 2 p.p. di PIL sotto alla quale un Paese è considerato a basso rischio nel lungo periodo. Questo valore è dovuto ai maggiori costi legati all'invecchiamento della popolazione. Per contro, il valore relativo alla componente che misura l'aggiustamento necessario a stabilizzare il rapporto debito/PIL al livello del 2022 è pari a - 0,6 punti di PIL. Nel *Fiscal Sustainability Report 2018,* la Commissione Europea stima invece come necessario un consolidamento fiscale cumulato di 2,9 p.p. di PIL del saldo primario strutturale per stabilizzare il rapporto debito/PIL nel lungo periodo e in condizioni di politiche invariate[44].

L'analisi di sensitività sulla dinamica del debito nel lungo periodo

Al fine di testare la robustezza della previsione del rapporto debito/PIL di lungo periodo nello scenario di riferimento a fronte dell'incertezza che lo caratterizza,

[44] Da questa edizione, il Fiscal Sustainability Report 2018 basa la valutazione della sostenibilità fiscale di lungo termine sull'utilizzo congiunto dell'analisi di sostenibilità del debito (DSA) e dell'indicatore S2. Nel complesso l'Italia risulta ora ad alto rischio; infatti, l'indicatore S2 segnala un livello di rischio medio (non più basso, come nell'edizione 2015 del Fiscal Sustainability Report) mentre la DSA segnala un alto rischio.

vengono costruiti alcuni scenari di sensitività che misurano la risposta del rapporto debito/PIL a *shock* di natura demografica, macroeconomica e fiscale. Gli scenari che seguono, quindi, replicano le ipotesi sottostanti gli esercizi di sensitività presentati nell'ultimo *2018 Ageing Report* della Commissione Europea.

Simulazioni rispetto alle variabili demografiche

L'invecchiamento della popolazione e i flussi migratori sono tra gli aspetti più critici che l'Italia dovrà affrontare nel corso dei prossimi decenni. A questo riguardo, assume particolare importanza valutare distintamente l'impatto delle principali determinanti dell'evoluzione demografica quali: i) l'aumento della speranza di vita; ii) l'andamento del tasso di fecondità della popolazione e iii) il flusso netto di immigrazione. Tali determinanti hanno un impatto sulla spesa pubblica e quindi sull'evoluzione del debito nel lungo periodo.

Nella Figura IV.8 è riportata l'evoluzione del debito nel lungo periodo a seguito dell'alterazione delle ipotesi sulle variabili demografiche di fertilità e longevità. Come già ricordato, le ipotesi demografiche dello scenario EPC-AWG prevedono per l'Italia: *i)* un livello della speranza di vita al 2070 pari a 86,9 anni per gli uomini e a 90,9 anni per le donne; ii) un tasso di fecondità totale al 2070 pari a 1,66. Ipotizzando uno scostamento dallo scenario baseline dovuto alla progressiva riduzione del tasso di fertilità del 20 per cento a partire dal 2019, l'effetto che si osserva è un aumento del rapporto debito/PIL che, in media, nell'orizzonte di proiezione 2023-2070 è pari a 2,9 punti di PIL, crescente a fine periodo. In uno scenario che sconta l'ipotesi di un progressivo incremento della speranza di vita alla nascita maggiore di circa 2 anni nel 2070 rispetto all'ipotesi dello scenario di riferimento, il rapporto debito/PIL si riduce, negli anni 2023-2070, in media di 6,6 punti di PIL rispetto allo scenario base.

FIGURA IV.8: SENSITIVITA' DEL DEBITO PUBBLICO A UN AUMENTO DELLA SPERANZA DI VITA E UNA RIDUZIONE DEL TASSO DI FERTILITÀ (in percentuale del PIL)


250
200
150
100
50
0
% del PIL
baseline
aumento speranza di vita alla nascita (+2 2070)
fertilità -20%
2020
2022
2024
2026
2028
2030
2032
2034
2036
2038
2040
2042
2044
2046
2048
2050
2052
2054
2056
2058
2060
2062
2064
2066
2068
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

In linea con le ipotesi concordate in seno ad EPC-AWG e sulla base di uno scenario demografico elaborato *ad hoc* da Eurostat, il flusso netto di immigrati è di circa 190 mila unità medie annue, con un profilo crescente fino al 2040 e decrescente successivamente. L'esercizio di sensitività ipotizza due scenari alternativi per il periodo 2023-2070: i) una diminuzione del 33 per cento del flusso netto medio annuo di immigrati rispetto all'ipotesi base, a partire dal 2019; ii) un aumento del 33 per cento del flusso netto di immigrati, sempre a partire dal 2019. L'evoluzione del debito pubblico nei due scenari alternativi è confrontata con quella dello scenario di riferimento nella Figura IV.9. A parità di saldo primario strutturale del 2022 e dato il livello del debito iniziale di partenza, un aumento del flusso netto migratorio del 33 per cento a partire dal 2019 permetterebbe di diminuire sensibilmente il rapporto debito/PIL rispetto al *baseline*, con una riduzione media di circa 18,5 punti di PIL nel periodo 2023-2070.

FIGURA IV.9: SENSITIVITA' DEL DEBITO PUBBLICO A UN AUMENTO/RIDUZIONE DEL FLUSSO NETTO DI IMMIGRATI (IN PERCENTUALE DEL PIL)


300
250
200
150
100
50
0
% del PIL
Baseline
immigrazione netta-33%
immigrazione netta+33%
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Per contro, la diminuzione del flusso netto migratorio dal 2019 avrebbe l'effetto di incrementare il debito, con un aumento medio rispetto al baseline di circa 20,5 punti di PIL tra il 2023 e il 2070.

Simulazioni rispetto alle variabili macroeconomiche

L'analisi di sensitività sulle variabili macroeconomiche mira a testare la robustezza delle proiezioni del rapporto debito/PIL rispetto ad ipotesi alternative su dinamiche più o meno favorevoli della *Produttività Totale dei Fattori* (TFP - *Total Factor Productivity*) e del tasso di occupazione totale.

Relativamente alla TFP, l'esercizio di simulazione prevede due scenari alternativi in cui si assume che la crescita della TFP sia, rispettivamente, più alta o più bassa di 0,4 punti percentuali (gradualmente a partire dal 2026 e a regime dal 2045) rispetto al dato dello scenario di base. Si ricorda che nello scenario baseline si assume un valore della crescita della produttività del lavoro per il 2020 pari a 0,5 punti percentuali, crescente fino ad attestarsi a 1,6 p.p. nel 2045. L'impatto sulla sostenibilità di una migliore (peggiore) dinamica della TFP risulta abbastanza ridotto

nel breve e medio periodo ma diviene consistente su un orizzonte più lungo (Figura IV.10). In caso di bassa crescita della TFP, il rapporto debito/PIL registrerebbe, nel periodo 2023-2070, valori superiori al *baseline* in media del 29,6 per cento del PIL, mentre nel caso di alta crescita della TFP il debito si ridurrebbe in media del 25,1 per cento del PIL vis-à-vis lo scenario *baseline*.

FIGURA IV.10: SENSITIVITA' DEL DEBITO PUBBLICO ALLE IPOTESI MACROECONOMICHE, MAGGIORE E MINORE CRESCITA DELLA PRODUTTIVITA' TOTALE DEI FATTORI (in percentuale del PIL)


Baseline
Alta TFP +0,4pp
Bassa TFP -0,4pp
% del PIL
350
300
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Un altro scenario di simulazione assume che il tasso di occupazione, calcolato sulla popolazione 20-64, a partire dal 2019, venga aumentato/diminuito gradualmente, rispetto all'ipotesi base, fino a 2 punti percentuali nel 2030, e mantenuto tale per il resto del periodo. Nel caso di una diminuzione del tasso di occupazione, la dinamica del rapporto debito/PIL presenterebbe un profilo superiore di circa 11,2 punti per cento del PIL rispetto al *baseline* nel periodo 2023-2070, mentre, parallelamente, un suo aumento farebbe ridurre in media il rapporto debito/PIL di circa 11,3 punti per cento del PIL rispetto al *baseline* (Figura IV.11).

FIGURA IV.11: SENSITIVITA' DEL DEBITO PUBBLICO ALLE IPOTESI MACROECONOMICHE, TASSO DI OCCUPAZIONE (in percentuale del PIL)


Baseline
Tasso di occupazione +2pp
Tasso di occupazione -2pp
% del PIL
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Simulazioni rispetto all'avanzo primario

Questa simulazione valuta la robustezza dei risultati di sostenibilità delle finanze pubbliche a fronte di un peggioramento dell'avanzo primario nel 2022. A tale fine, il valore dell'avanzo primario nello scenario di base del presente Documento di Economia e Finanza, pari al 2,3 per cento del PIL nel 2022, viene diminuito di 1 e di 2 punti di PIL, scendendo, rispettivamente, allo 1,3 e al 0,3 per cento (Figura IV.12).

FIGURA IV.12: SENSITIVITA' DEL DEBITO PUBBLICO ALL'AVANZO PRIMARIO (in percentuale del PIL)


Baseline 2,3%
1,3%
0,3%
% del PIL
400
350
300
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060
2065
2070

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

La dinamica del debito pubblico si modifica significativamente a seguito del peggioramento dell'avanzo primario al 2022. Si osserva infatti che, per un livello iniziale dell'avanzo primario ridotto di 1 punto per cento del PIL, il debito presenta, in media, un profilo superiore al baseline di circa 33,2 punti negli anni 2023-2070. Nel caso in cui l'avanzo primario del 2022 fosse ridotto permanentemente di 2 punti di PIL rispetto al baseline, il rapporto debito/PIL aumenterebbe in media di circa 66,8 punti nel periodo 2023-2070.

Simulazioni rispetto alle riforme pensionistiche

Questa sezione presenta una valutazione prospettica degli effetti finanziari attribuibili all'intensa stagione di riforme previdenziali dell'ultimo ventennio. Tali riforme hanno significativamente contribuito a ridurre i costi attesi legati all'invecchiamento della popolazione.

A questo proposito, la Figura IV.13 descrive le implicazioni sul rapporto debito/PIL dei vari interventi normativi adottati dal 2004 sino all'ultimo intervento approvato con il DL n. 4/2019 in virtù di un esercizio controfattuale che ridetermina il livello iniziale del debito e dell'avanzo primario nell'ipotesi di assenza della riforma pensionistica considerata.

FIGURA IV.13: L'IMPATTO DELLE RIFORME SUL RAPPORTO DEBITO/PIL (in percentuale del PIL)


Previsione a normativa vigente (baseline)
ante DL 04/19
ante L 232/16
ante DL 201/11
ante DL 98/11
ante DL 78/10
ante L 243/04
% del PIL
350
300
250
200
150
100
50
0
2020
2025
2030
2035
2040
2045
2050
2055
2060

Fonte: Elaborazioni MEF tramite il Modello di Previsione di Lungo Periodo della Ragioneria Generale dello Stato.

Al netto delle misure approvate a inizio anno 2019 e a fine 2016, che hanno comportato una lieve revisione verso l'alto delle previsioni di debito nel lungo periodo, tutti i precedenti interventi di riforma, dal 2004 in poi, hanno prodotto effetti nettamente riduttivi dell'incidenza della spesa pensionistica in rapporto al PIL rispetto alle previsioni a legislazione previgente, impattando pertanto sul valore attuale dei flussi di spesa attesi (si veda il Box "Le tendenze di medio-lungo periodo del sistema pensionistico italiano").

I risultati mostrano che nello scenario che sconta l'assenza delle riforme adottate a partire dal 2004, il rapporto debito/PIL aumenterebbe in modo consistente lungo tutto l'orizzonte di previsione attestandosi su livelli più alti rispetto a quelli dello scenario di riferimento, che invece incorpora gli effetti di tutte le riforme successivamente implementate.

FOCUS

Garanzie concesse dallo Stato

Al 31 dicembre 2018 lo stock di garanzie concesse dallo Stato ha raggiunto 74,4 miliardi, pari al 4,2 per cento del PIL. L'aumento di circa 6,5 miliardi rispetto l'anno precedente è ascrivibile prevalentemente all'aumento delle GACS (+6,3 miliardi) e delle garanzie per rischi non di mercato in favore di SACE (+5,8 miliardi). Hanno inoltre contribuito all'aumento le garanzie relative alle emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A. e quelle in favore delle famiglie per la prima casa e delle piccole e medie imprese, aumentate in totale di 7,3 miliardi rispetto al 2017. Nel complesso le garanzie concesse ad istituti del settore finanziario, inclusive di banche, GACS e quelle relative alla Cassa Depositi e Prestiti sono state pari a circa 21 miliardi (1,2 per cento del PIL), in diminuzione di 4,2 miliardi rispetto al 2017. In particolare, il venir meno delle garanzie a favore delle banche italiane (-12,5 miliardi) ha più che compensato l'aumento delle GACS.

TAVOLA R.1: GARANZIE PUBBLICHE (in milioni)

	2018	
	Livello	in % del PIL
Stock garanzie	74.379	4,2
di cui: settore finanziario	*20.850*	*1,2*

All'ammontare complessivo hanno contribuito le seguenti componenti:

- *Fondo centrale di garanzia per le piccole e medie imprese.* È uno strumento di politica industriale del Ministero dello Sviluppo Economico che fruisce della garanzia dello Stato e opera attraverso tre distinte modalità di intervento: garanzia diretta, concessa alle banche e agli intermediari finanziari; riassicurazione/controgaranzia su operazioni di garanzia concesse da Confidi e altri fondi di garanzia; cogaranzia concessa direttamente a favore dei soggetti finanziatori e congiuntamente ai Confidi e altri fondi di garanzia ovvero a fondi di garanzia istituiti nell'ambito dell'UE o da essa cofinanziati. Ha assunto un ruolo centrale negli interventi di politica economica in chiave anticiclica. Al 31 dicembre 2018, il debito residuo garantito risulta pari a circa 25.735 milioni.
- *TAV S.p.A.* Il Ministero dell'Economia e delle Finanze garantisce l'adempimento degli obblighi derivanti alle Ferrovie dello Stato S.p.A. nei confronti della TAV S.p.A., in relazione alla concessione, realizzazione e gestione del sistema Alta Velocità. Si tratta di una garanzia fideiussoria finalizzata a rendere possibile il reperimento sul mercato delle risorse finanziarie necessarie alla realizzazione della rete ad alta velocità. Al 31 dicembre 2018 il debito residuo garantito risulta pari a circa 1.352 milioni.
- *GACS (Garanzia sulla cartolarizzazione delle sofferenze).* È uno strumento che il Tesoro mette a disposizione degli operatori del credito e della finanza per favorire lo smaltimento delle sofferenze bancarie. Lo Stato garantisce soltanto le *tranche senior* dei portafogli di Non Performing Loans cartolarizzati, ovvero quelle più sicure, che sopportano per ultime le eventuali perdite derivanti da recuperi sui crediti inferiori alle attese: non si può procedere al rimborso delle tranche più rischiose, se non sono prima state integralmente rimborsate le *tranche senior* garantite dallo Stato. Il prezzo della garanzia è di mercato, come riconosciuto anche dalla Commissione Europea, che concorda sul fatto che lo schema non contempli aiuti di Stato distorsivi della concorrenza. Al 31 dicembre 2018, il debito residuo garantito è pari a 7.734 milioni.
- *Garanzie assunte dalle Amministrazioni locali.* I dati relativi alle garanzie prestate dagli enti locali sono forniti dalla Banca d'Italia, che li rileva attraverso le informazioni trasmesse, per mezzo delle segnalazioni di vigilanza, direttamente dagli istituti finanziari che ne beneficiano. Al 31 dicembre 2018, il debito residuo garantito risulta pari a circa 2.750 milioni
- *Banche italiane.* Tali garanzie sono concesse dallo Stato sulle passività delle banche italiane relativamente ai titoli obbligazionari emessi dagli istituti di credito. Al 31 dicembre 2018, il debito residuo garantito risulta pari a circa 8.616 milioni.
- *Emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A.*. Con Decreto del Ministro dell'Economia e delle Finanze n. 2545027 del 24 dicembre 2015, è stata concessa la garanzia dello Stato sulle emissioni obbligazionarie della Cassa Depositi e Prestiti S.p.A. per un ammontare massimo complessivo di 5 miliardi, al fine di assicurare il reperimento delle risorse per lo svolgimento dell'attività di finanziamento pubblico. Al 31 dicembre 2018, sono state concesse garanzie per l'importo complessivo di 4.500 milioni.
- *Fondo di garanzia per la prima casa* (art. 1, c. 48, lettera c della Legge di Stabilità 2014), che garantisce il 50 per cento dei mutui ipotecari per l'acquisto, la ristrutturazione e l'efficientamento energetico di immobili adibiti ad abitazione principale. Nel 2018, a fronte di 46.784 nuovi finanziamenti erogati dal sistema bancario per complessivi 5.230 milioni, sono state concesse nuove garanzie pari a circa 2.615 milioni, per cui le garanzie in essere risultano pari a 4.348 milioni.
- *Garanzia per i rischi non di mercato in favore di SACE.* Lo Stato riassicura, a titolo oneroso, quota parte dei rischi non di mercato già assunti da SACE S.p.A. per operazioni riguardanti settori strategici per l'economia italiana o società di rilevante interesse nazionale in termini di livelli occupazionali, di entità di fatturato o di ricadute per il sistema economico produttivo del Paese, che sono in grado di determinare in capo a SACE elevati rischi di concentrazione verso singole controparti, gruppi di controparti connesse o Paesi di destinazione e risultano pari a 18.944 milioni. La stima è preliminare in quanto basata su dati disponibili al 30 settembre 2018.

- *Garanzie dello Stato a favore dell'ILVA.* Le garanzie sono concesse su finanziamenti di importo fino a 400 milioni erogati dal sistema bancario in favore dell'organo commissariale di ILVA S.p.A., al fine della realizzazione degli investimenti necessari al risanamento ambientale, nonché di quelli destinati ad interventi a favore di ricerca, sviluppo e innovazione, formazione e occupazione. Al 31 dicembre 2018, sono state concesse garanzie per l'intero importo di 400 milioni.

Nel confronto con i principali partner europei, nel 2017 l'Italia si conferma tra i Paesi con il livello più basso di garanzie pubbliche. Lo stock di garanzie, come nella maggior parte dei Paesi UE, risulta inferiore rispetto al livello osservato nel biennio successivo alla crisi finanziaria del 2011, per il progressivo venir meno delle garanzie a favore del sistema finanziario, che erano risultate consistenti nei Paesi più colpiti dalla crisi. Nel 2017 l'Italia è tra i Paesi che hanno fatto minor ricorso alle garanzie per gestire la crisi finanziaria e solo una minima quota dello stock complessivo di garanzie è rivolta al settore bancario (circa l' 1,2 per cento del PIL a fronte del 3,9 per cento complessivo).

FIGURA R.1: GARANZIE PUBBLICHE NEI PAESI UE (% del PIL)


70
60
50
40
30
20
10
0
2012
2013
2014
2015
2016
2017
Austria
Germania
Lussemburgo
Belgio
Spagna
Grecia
Portogallo
Francia
Italia
Irlanda

Fonte: Eurostat.

V. QUALITÀ DELLE FINANZE PUBBLICHE

V.1 LE AZIONI INTRAPRESE E LINEE DI TENDENZA PER I PROSSIMI ANNI

Gli interventi adottati nel 2018

Nel corso del 2018 sono stati adottati diversi provvedimenti aventi carattere di urgenza. Tra questi, i principali prevedono ulteriori misure in favore delle popolazioni residenti nei territori interessati dagli eventi sismici del 2016 e del 2017, interventi per il contrasto del precariato e la salvaguardia dei livelli occupazionali e disposizioni in materia di semplificazione fiscale e proroghe di termini legislativi. Sono state, inoltre, previste specifiche misure per fronteggiare lo stato di emergenza a seguito del crollo del Viadotto Polcevera nella città di Genova, disposizioni in materia di protezione internazionale, immigrazione e sicurezza pubblica e interventi di sostegno e semplificazione per le imprese e per la pubblica amministrazione. Complessivamente, tali provvedimenti comportano, nell'arco temporale considerato, lievi effetti migliorativi per tutti i saldi di finanza pubblica (Tav. V.1).

TAVOLA V.1 - EFFETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA (al lordo degli oneri riflessi; valori in milioni;)

	2018	2019	2020	2021
D.L. n. 55/2018 (convertito dalla L. n. 89/2018)	0	0	0	0
D.L. n. 87/2018 (convertito dalla L. n. 96/2018)	4	29	0	0
D.L. n. 91/2018 (convertito dalla L. n. 108/2018)	0	1	0	0
D.L. n. 109/2018 (convertito dalla L. n. 130/2018)	30	15	12	16
D.L. n. 113/2018 (convertito dalla L. n. 132/2018)	3	8	9	7
D.L. n. 135/2018 (convertito dalla L. n. 12/2019)	0	0	1	0
INDEBITAMENTO NETTO	38	52	22	23
In % del PIL	*0,0*	*0,0*	*0,0*	*0,0*
FABBISOGNO	*8*	*42*	*22*	*23*
In % del PIL	*0,0*	*0,0*	*0,0*	*0,0*
SALDO NETTO DA FINANZIARE	*40*	*120*	*11*	*19*
In % del PIL	*0,0*	*0,0*	*0,0*	*0,0*

Nota: Eventuali imprecisioni derivano da arrotondamenti.

Le coperture (maggiori entrate e minori spese) ammontano a circa 0,7 miliardi nel 2018, 1,9 miliardi nel 2019, 1,5 miliardi nel 2020 e 1,4 miliardi nel 2021 (Tav. V.2). Gli interventi adottati (maggiori spese e minori entrate) ammontano a circa 0,7 miliardi nel 2018, 1,9 miliardi nel 2019, 1,5 miliardi nel 2020 e 1,4 miliardi nel 2021.

TAVOLA V.2 - EFFETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA (al lordo degli oneri riflessi; valori in milioni)

	2018	2019	2020	2021
Coperture	748	1.920	1.518	1.368
Maggiori entrate	181	523	627	674
Minori spese	567	1.397	890	694
- spese correnti	*274*	*585*	*301*	*258*
- spese in conto capitale	*292*	*811*	*590*	*436*
Interventi	710	1.868	1.496	1.346
Minori entrate	276	662	659	596
Maggiori spese	434	1.207	837	749
- spese correnti	*153*	*396*	*238*	*314*
- spese in conto capitale	*281*	*811*	*599*	*436*
Effetti indebitamento netto	38	52	22	23
Variazione netta entrate	*-95*	*-138*	*-32*	*78*
Variazione netta spese	*-133*	*-190*	*-53*	*55*
- spese correnti	*-121*	*-189*	*-63*	*55*
- spese in conto capitale	*-12*	*-1*	*10*	*0*

Nota: eventuali imprecisioni derivano da arrotondamenti.

Con riferimento ai sottosettori della PA (Tav. V.3), i provvedimenti adottati migliorano l'indebitamento netto delle Amministrazioni centrali. Tra le disposizioni rilevano quelle che stabiliscono l'incremento del prelievo erariale unico sugli apparecchi per il gioco d'azzardo collegati alla rete telematica, e delle riduzioni di alcuni fondi del bilancio dello Stato. Peggiorano lievemente il deficit delle Amministrazioni locali tra il 2019 e il 2021, principalmente le misure che dispongono: l'istituzione di un fondo di sola cassa destinato a finanziare investimenti degli Enti locali attraverso l'utilizzo dei risultati di amministrazione degli esercizi precedenti, interventi in materia di sicurezza urbana e lo stanziamento di risorse per la ricostruzione dei comuni colpiti dal sisma del 21 agosto 2017. Un impatto negativo si riscontra anche sul saldo di bilancio degli Enti di previdenza, ascrivibile agli effetti delle misure in materia di lavoro e occupazione.

TAVOLA V.3 - EFFETTI NETTI CUMULATI DEGLI ULTIMI PROVVEDIMENTI VARATI NEL 2018 SULL'INDEBITAMENTO NETTO DELLA PA PER SOTTOSETTORE (al lordo degli oneri riflessi; valori in milioni)

	2018	2019	2020	2021
AMMINISTRAZIONI CENTRALI	22	153	98	139
variazione netta entrate	-46	-85	53	167
variazione netta spese	-68	-238	-45	28
AMMINISTRAZIONI LOCALI	52	-19	-11	-41
variazione netta entrate	-6	-1	11	15
variazione netta spese	-58	18	22	56
ENTI DI PREVIDENZA	-36	-82	-65	-74
variazione netta entrate	-43	-53	-95	-103
variazione netta spese	-7	29	-30	-29
EFFETTI SULL'INDEBITAMENTO NETTO	38	52	22	23

Nota: eventuali imprecisioni derivano da arrotondamenti.

Diverse misure sono dirette a fronteggiare le esigenze emergenziali. A seguito del crollo di una sezione del Viadotto Polcevera nella città di Genova, sono state previste risorse per la predisposizione di un piano di interventi urgenti per la rimozione e lo smaltimento delle macerie, lo svolgimento delle attività di progettazione e ricostruzione dell'infrastruttura stradale e il ripristino del sistema viario nel capoluogo ligure[1].

Sono stati inoltre disposti interventi a beneficio delle popolazioni dei territori delle regioni Lazio, Marche, Umbria, Abruzzo e Campania interessati dai terremoti del 2016 e del 2017[2]. Si tratta, in particolare, di proroghe e sospensioni di adempimenti fiscali e contributivi, con la previsione, in alcuni casi, della possibilità di rateizzare la restituzione delle somme dovute. Allo stesso tempo è stato previsto il differimento dei termini di pagamento delle rate dei mutui in scadenza concessi dalla Cassa Depositi e Prestiti S.p.a. ai comuni terremotati. Al fine di consentire l'immediata esecuzione degli interventi di ripristino e messa in sicurezza delle tratte autostradali A24 e A25, resisi necessari in conseguenza degli eventi sismici degli ultimi anni, sono state anticipate agli anni 2018 e 2019 le risorse originariamente previste per le annualità 2022-2025[3].

Nel mercato del lavoro, con riferimento al settore privato, è stata ridotta la durata complessiva del contratto a tempo determinato da 36 mesi a 24 mesi ed è stato esteso l'esonero dal versamento del 50 per cento dei complessivi contributi previdenziali a carico dei datori di lavoro (con esclusione dei premi e contributi dovuti all'INAIL) che negli anni 2019 e 2020 assumono, con contratto di lavoro subordinato a tempo indeterminato a tutele crescenti, lavoratori che non abbiano compiuto il trentacinquesimo anno di età[4]. Il beneficio spetta per un periodo massimo di 36 mesi, nel limite massimo di importo pari a 3.000 euro su base annua. Per i rapporti di lavoro subordinato a termine, salvo i contratti di lavoro domestico, è stato previsto un incremento di 0,5 punti percentuali, per ciascun rinnovo del contratto, del contributo previdenziale addizionale, a finanziamento della prestazione NASpI, a carico del datore di lavoro pari all'1,4 per cento della retribuzione imponibile ai fini previdenziali[5].

In ambito fiscale sono state emanate varie disposizioni di semplificazione, tra le quali quella che prevede il rinvio al 1° gennaio 2019 della decorrenza dell'obbligo della fatturazione elettronica per gli acquisti di carburante per autotrazione effettuati presso impianti stradali di distribuzione da parte di soggetti passivi IVA, in modo da uniformare tale settore alle scadenze previste in materia dalla disciplina generale per gli altri soggetti privati. Sono stati estesi a tutti i produttori agricoli le disposizioni, attualmente previste per i soli soggetti residenti in zone montane, in materia di esonero dall'obbligo di comunicazioni IVA. È stato abolito il meccanismo dello *split payment* per le prestazioni di servizi resi alla pubblica amministrazione da parte dei professionisti[6]. Sempre in materia fiscale, al fine di contrastare

[1] D.L. n. 109/2018 cvt. con modificazioni dalla L. n. 130/2018.

[2] D.L. n. 55/2018 cvt. con modificazioni dalla L. n. 89/2018 e D.L. n. 109/2018 cvt. con modificazioni dalla L. n. 130/2018.

[3] D.L. n. 109/2018 cvt. con modificazioni dalla L. n. 130/2018.

[4] D.L. n. 87/2018 cvt. con modificazioni dalla L. n. 96/2018.

[5] Tra le altre misure nel mercato del lavoro, previste dal D.L. n. 87/2018, rientra anche quella che dispone l'incremento dei limiti minimi e massimi della misura dell'indennità in caso di licenziamento illegittimo.

[6] Ulteriori misure in tema di semplificazioni fiscali, per le quali non sono previsti effetti finanziari sul conto della PA, prevedono modifiche procedurali inerenti l'istituto dell'accertamento sintetico del reddito complessivo

fenomeni di elusione ed evasione dell'IVA nell'ambito di transazioni commerciali, il meccanismo dell'inversione contabile del tributo è stato esteso anche ai soggetti che mettono a disposizione di terzi l'uso di una piattaforma, un portale o mezzi analoghi per la vendita di prodotti elettronici[7]. Viene posticipata la decorrenza delle disposizioni che abrogavano la riduzione dell'IRES per alcuni enti del terzo settore[8].

Per limitare il fenomeno dei disturbi da gioco d'azzardo è stato imposto il divieto di qualsiasi forma di pubblicità, con qualsiasi mezzo effettuata, relativa a giochi e scommesse con vincite in denaro, stabilendo opportune misure sanzionatorie in caso di violazione[9].

In materia di sicurezza pubblica è stato previsto, tra l'altro, il potenziamento degli apparati tecnico-logistici della Polizia di Stato e del Corpo nazionale dei vigili del fuoco, l'istituzione di un fondo finalizzato ad adottare provvedimenti normativi per il riordino dei ruoli e delle carriere del personale delle Forze di polizia e delle Forze armate e l'incremento delle risorse destinate ai comuni per l'installazione di sistemi di videosorveglianza[10].

Per consentire il proseguimento, per l'anno 2018, delle attività di sostegno alle esportazioni italiane, è stato rifinanziato il Fondo impiegato per la stabilizzazione del tasso di interesse e di cambio in operazioni di *export credit*, la cui gestione è affidata a Simest S.p.a.[11]

Da ultimo, è stato prorogato al 30 giugno 2019 il termine per la restituzione del finanziamento a titolo oneroso concesso alla compagnia Alitalia S.p.a.[12] e, per l'anno 2019, è stato attribuito un contributo a favore dei comuni a titolo di ristoro del mancato gettito derivante dalla sostituzione dell'IMU sull'abitazione principale con la TASI su tutti gli immobili[13].

(cd. redditometro) e la revisione di alcune scadenze relative alla trasmissione dei dati delle fatture emesse e ricevute (c.d. spesometro) da parte dei soggetti passivi IVA.

[7] D.L. n. 135/2018 cvt. con modificazioni dalla L. n. 12/2019.

[8] L'abrogazione della riduzione dell'IRES a metà è stata prevista inizialmente dall'articolo 1, commi 51 e 52 della Legge di Bilancio 2019. La L. n. 12 febbraio 2019 di conversione in legge del D.L. n.135/2019 ha rinviato la decorrenza di tale abrogazione fino all'entrata in vigore di disposizioni, da individuare con successivi provvedimenti, a favore di soggetti che svolgono attività aventi finalità sociali con modalità non commerciali.

[9] D.L. n. 87/2018 cvt. con modificazioni dalla L. n. 96/2018.

[10] D.L. n. 113/2018 cvt. con modificazionidalla L. n. 132/2018 e D.L. n. 135/2018 cvt. con modificazioni dalla L. n. 12/2019.

[11] D.L. n. 91/2018 cvt. con modificazioni dalla L. n. 108/2018.

[12] D.L. n. 135/2018 cvt. con modificazioni dalla L. n. 12/2019. Trattandosi della proroga dei termini di restituzione del prestito di 900 milioni già previsto con il D.L. n. 50/2017 e con il D.L. n. 148/2017 la misura comporta effetti finanziari soltanto in termini di fabbisogno.

[13] D.L. n. 135/2018 cvt. con modificazioni dalla L. n. 12/2019.

TAVOLA V.4 - EFFETTI DEL DECRETO LEGGE N. 109 DEL 2018 SULL'INDEBITAMENTO DELLA PA (al lordo degli oneri riflessi ; valori in milioni)

	2018	2019	2020	2021
COPERTURE	210	502	199	130
Maggiori entrate	53	11	14	17
Acquisizione al bilancio delle sanzioni comminate dall'Autorità garante della concorrenza e del mercato	*49*	*0*	*0*	*0*
Agenzia nazionale per la sicurezza delle ferrovie e delle infrastrutture stradali e autostradali - effetti fiscali e contributivi	*0*	*6*	*9*	*9*
Altro	*4*	*5*	*4*	*8*
Minori spese	156	491	185	113
Riduzione Fondo investimenti	*33*	*185*	*67*	*50*
Variazione Fondo sviluppo e coesione	*50*	*142*	*0*	*0*
Riduzione Fondo contributi pluriennali	*52*	*50*	*20*	*0*
Riduzione Fondo interventi strutturali di politica economica	*0*	*10*	*50*	*21*
Riduzione Fondo speciale di parte capitale	*0*	*21*	*20*	*20*
Riduzione somme da corrispondere all'INAIL per realizzazione scuole innovative e poli per l'infanzia	*9*	*14*	*14*	*0*
Riduzione Fondo speciale di parte corrente	*0*	*33*	*1*	*1*
Altro	*12*	*37*	*14*	*21*
INTERVENTI	179	487	187	114
Minori entrate	17	29	29	0
Sospensione dei termini per il pagamento del canone Rai, dei contributi previdenziali ed assistenziali, dei premi per l'assicurazione obbligatoria e per la notifica delle cartelle di pagamento nei comuni colpiti dal sisma 21 agosto 2017	*7*	*28*	*28*	*0*
Zona Franco Urbana nella Città metropolitana di Genova per il sostegno alle imprese danneggiate dall'evento disastroso	*10*	*0*	*0*	*0*
Altro	*0*	*1*	*1*	*0*
Maggiori spese	162	458	159	114
Spese per la ricostruzione dell'infrastruttura e di ripristino del sistema viario a seguito del crollo di un tratto del viadotto Polcevera	*40*	*180*	*80*	*0*
Ripristino e messa in sicurezza delle tratte autostradali A24 ed A25 a seguito degli eventi sismici 2009, 2016 e 2017	*50*	*142*	*0*	*0*
Disposizioni in materia di trasporto pubblico locale, di autotrasporto e viabilità per la città di Genova	*26*	*43*	*0*	*0*
Incremento Fondo per gli interventi per la ricostruzione nei comuni di Casamicciola Terme, Forio e Lacco Ameno colpiti dal sisma 21 agosto 2017	*0*	*20*	*20*	*20*
Agenzia nazionale per la sicurezza delle ferrovie e delle infrastrutture stradali e autostradali	*0*	*14*	*22*	*22*
Incremento Fondo contributi pluriennali	*0*	*0*	*0*	*50*
Progettazione scuole innovative e poli per l'infanzia	*9*	*14*	*14*	*0*
Ottimizzazione dei flussi veicolari logistici nel porto di Genova	*8*	*15*	*7*	*0*
Altro	*30*	*30*	*16*	*21*
EFFETTI SULL'INDEBITAMENTO NETTO	30	15	12	16

Nota: eventuali imprecisioni derivano da arrotondamenti.

TAVOLA V.5 - EFFETTI DEL DECRETO LEGGE N. 113 DEL 2018 SULL'INDEBITAMENTO DELLA PA (al lordo degli oneri riflessi; valori in milioni)

	2018	2019	2020	2021
COPERTURE	101	128	145	147
Maggiori entrate	25	15	16	14
Fondo per il riordino dei ruoli e delle carriere del personale delle Forze di polizia e delle Forze armate - effetti fiscali e contributivi	*24*	*10*	*10*	*10*
Altro	*1*	*6*	*7*	*4*
Minori spese	76	112	128	133
Riduzione Fondo speciale di conto capitale	*17*	*64*	*74*	*74*
Riduzione Fondo contratti personale statale	*45*	*15*	*15*	*15*
Riduzione Fondo speciale di parte corrente	*5*	*6*	*5*	*5*
Altro	*9*	*27*	*34*	*39*
INTERVENTI	98	120	136	141
Minori entrate	22	7	7	7
Fondo contratti personale statale - effetti fiscali e contributivi	*22*	*7*	*7*	*7*
Maggiori spese	76	112	128	133
Acquisto e potenziamento dei sistemi informativi per il contrasto del terrorismo internazionale e per il finanziamento di interventi di manutenzione straordinaria e adattamento di strutture ed impianti - Polizia di Stato e VV.FF.	*15*	*49*	*49*	*49*
Fondo per il riordino dei ruoli e delle carriere del personale delle Forze di polizia e delle Forze armate	*50*	*20*	*20*	*20*
Misure per il potenziamento e la sicurezza delle strutture penitenziarie	*7*	*15*	*25*	*25*
Interventi in materia di sicurezza urbana: installazione di sistemi di videosorveglianza da parte dei Comuni	*0*	*10*	*17*	*27*
Altro	*4*	*18*	*17*	*12*
EFFETTI SULL'INDEBITAMENTO NETTO	3	8	9	7

Nota: eventuali imprecisioni derivano da arrotondamenti.

TAVOLA V.6 - EFFETTI DEL DECRETO LEGGE N. 135 DEL 2018 SULL'INDEBITAMENTO DELLA PA (al lordo degli oneri riflessi; valori in milioni)

	2018	2019	2020	2021
COPERTURE	12	351	273	274
Maggiori entrate	4	77	103	102
Contrasto ai fenomeni di elusione ed evasione IVA nell'ambito di transazioni commerciali, effettuate tramite piattaforme commerciali online	*0*	*72*	*86*	*86*
Altro	*4*	*5*	*17*	*16*
Minori spese	8	274	169	171
Riduzione Fondo per interventi strutturali di politica economica	*0*	*108*	*131*	*78*
Riduzione Fondo per far fronte ad esigenze indifferibili	*0*	*0*	*12*	*86*
Riduzione Fondo per il reddito di cittadinanza	*0*	*90*	*0*	*0*
Riduzione Fondo attuazione programma di Governo	*0*	*20*	*17*	*0*
Altro	*8*	*55*	*10*	*8*
INTERVENTI	12	351	272	274
Minori entrate	4	123	158	159
Rinvio decorrenza della riduzione delle agevolazioni IRES enti non commerciali	*0*	*118*	*158*	*158*
Altro	*4*	*4*	*0*	*1*
Maggiori spese	8	228	114	115
Incremento Fondo attuazione programma di Governo	*0*	*72*	*86*	*86*
Contributo ai Comuni per il ristoro del minor gettito in conseguenza dell'introduzione della TASI	*0*	*110*	*0*	*0*
Piano per la transizione energetica sostenibile	*0*	*1*	*16*	*15*
Incremento dei fondi per la sicurezza urbana	*0*	*20*	*0*	*0*
Altro	*8*	*25*	*12*	*14*
EFFETTI SULL'INDEBITAMENTO NETTO	0	0	1	0

Nota: eventuali imprecisioni derivano da arrotondamenti.

La manovra di finanza pubblica per il 2019-2021 e i primi interventi del 2019: gli effetti sui saldi

La manovra di finanza pubblica per il triennio 2019-2021 si compone delle disposizioni della Legge di Bilancio per il 2019[14], nonché degli effetti finanziari del Decreto Legge n. 119/2018[15] recante disposizioni urgenti in materia fiscale e finanziaria.

[14] L. n. 145/2018.
[15] Convertito con modificazioni dalla L. n. 136/2018.

Nel suo complesso, la manovra di finanza pubblica e i primi provvedimenti intrapresi nel 2019[16] (Tav. V.7) comportano un incremento dell'indebitamento netto di circa 11,5 miliardi nel 2019, 14,4 miliardi nel 2020 e 9,2 miliardi nel 2021. In termini di fabbisogno il peggioramento atteso è di circa 12,8 miliardi nel 2019, 15,6 miliardi nel 2020 e 9,5 miliardi nel 2021. Sul bilancio dello Stato si determina un aumento del saldo netto da finanziare di circa 19,5 miliardi nel 2019, 14,3 miliardi nel 2020 e nel 2021[17].

TAVOLA V.7 EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 E DEI PRIMI PROVVEDIMENTI DEL 2019 (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
Legge di Bilancio 2019 (L. n. 145/2018)	0	-11.586	-14.551	-9.290
D.L. n. 119/2018 (cvt. dalla L. n. 136/2018)	7	42	43	55
D.L. n. 4/2019 (cvt. dalla L. n. 26/2019)	0	7	77	54
INDEBITAMENTO NETTO	7	-11.537	-14.431	-9.180
In % del PIL	0,0	-0,6	-0,8	-0,5
FABBISOGNO	442	-12.822	-15.554	-9.542
In % del PIL	0,0	-0,7	-0,9	-0,5
SALDO NETTO DA FINANZIARE	177	-19.450	-14.315	-14.283
In % del PIL	0,0	-1,1	-0,8	-0,8

Nota: eventuali imprecisioni derivano da arrotondamenti.

Sul piano contabile le coperture finanziarie (maggiori entrate e minori spese) della manovra di finanza pubblica ammontano a circa 29,7 miliardi nel 2019, 34,9 miliardi nel 2020 e 40,3 miliardi nel 2021 (Tav. V.8). Gli interventi (minori entrate e maggiori spese), pari a circa 41,2 miliardi nel 2019, 49,4 miliardi nel 2020 e 49,5 miliardi nel 2021, sono finalizzati a sostenere la crescita economica, attraverso la riduzione della pressione fiscale e il rilancio degli investimenti pubblici e privati e a prevedere nuove misure in materia di previdenza e inclusione sociale, le cui modalità attuative sono definite con il Decreto Legge n. 4/2019 (Tav. V.8 bis) tramite l'impiego di risorse stanziate con la manovra in appositi fondi del bilancio dello Stato.

[16] Nel corso del 2019 sono stati emanati anche altri provvedimenti con effetti sostanzialmente neutrali sui saldi di finanza pubblica. Tra questi rientrano il D.L. n. 1/2019 cvt. con modificazioni dalla L. n. 16/2019, recante misure urgenti a sostegno della Banca Carige S.p.a. - Cassa di Risparmio di Genova e Imperia, il D.L. n. 22/2019, recante misure urgenti per assicurare sicurezza, stabilità finanziaria e integrità dei mercati, nonché tutela della salute e della libertà di soggiorno dei cittadini italiani e di quelli del Regno Unito, in caso di recesso di quest'ultimo dall'Unione europea e il D.L. n. 27/2019, recante disposizioni urgenti in materia di rilancio dei settori agricoli in crisi e di sostegno alle imprese agroalimentari colpite da eventi atmosferici avversi di carattere eccezionale e per l'emergenza nello stabilimento Stoppani, sito nel Comune di Cogoleto.

[17] Il diverso effetto sul fabbisogno e sul saldo netto da finanziare del bilancio dello Stato rispetto all'indebitamento netto deriva dai diversi criteri di contabilizzazione delle operazioni su tali aggregati e dal fatto che gli stessi fanno riferimento a diversi aggregati istituzionali.

TAVOLA V.8 EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
Coperture	1.797	29.691	34.862	40.276
Maggiori entrate	223	14.286	21.014	25.654
Minori spese	1.574	15.405	13.848	14.622
spese correnti	*1.047*	*7.864*	*9.672*	*10.495*
spese in conto capitale	*527*	*7.541*	*4.176*	*4.126*
Interventi	1.790	41.235	49.370	49.511
Minori entrate	565	18.229	12.804	13.871
Maggiori spese	1.225	23.006	36.566	35.640
spese correnti	*170*	*17.524*	*26.128*	*24.392*
spese in conto capitale	*1.055*	*5.482*	*10.439*	*11.248*
Effetti indebitamento netto	7	-11.544	-14.508	-9.235
Variazione netta entrate	*-342*	*-3.943*	*8.210*	*11.784*
Variazione netta spese	*-349*	*7.601*	*22.719*	*21.018*
spese correnti	*-877*	*9.660*	*16.456*	*13.897*
spese in conto capitale	*528*	*-2.059*	*6.263*	*7.122*

Nota: eventuali imprecisioni derivano da arrotondamenti.
La manovra di finanza pubblica 2019-2021 comprende gli effetti della Legge di Bilancio per il 2019 e del D.L. n. 119/2018 cvt. dalla L. n. 136/2018.

TAVOLA V.8-BIS EFFETTI DEL DECRETO LEGGE N. 4 DEL 2019 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
Coperture	0	11.204	16.594	17.309
Maggiori entrate	0	748	672	678
Minori spese	0	10.456	15.922	16.631
spese correnti	*0*	*10.447*	*15.922*	*16.631*
spese in conto capitale	*0*	*9*	*0*	*0*
Interventi	0	11.198	16.517	17.254
Minori entrate	0	14	170	278
Maggiori spese	0	11.183	16.347	16.976
spese correnti	*0*	*11.183*	*16.347*	*16.976*
spese in conto capitale	*0*	*0*	*0*	*0*
Effetti indebitamento netto	0	7	77	54
Variazione netta entrate	*0*	*734*	*502*	*400*
Variazione netta spese	*0*	*727*	*425*	*346*
spese correnti	*0*	*737*	*425*	*346*
spese in conto capitale	*0*	*-9*	*0*	*0*

Nota: eventuali imprecisioni derivano da arrotondamenti.

Con riferimento ai sottosettori della PA, la manovra e il Decreto Legge n. 4/2019 sono sostanzialmente neutrali sul saldo di bilancio delle Amministrazioni centrali nel 2019 e comportano un miglioramento di circa 3,6 miliardi nel 2020 e 8,5 miliardi nel 2021. Questo risultato dipende in larga parte dalla disattivazione delle clausole di salvaguardia per l'anno 2019 e dalla loro rideterminazione a decorrere dal 2020. Influiscono, inoltre, sul versante della spesa la revisione di alcuni trasferimenti e fondi del bilancio dello Stato e le risorse per il finanziamento degli investimenti delle Amministrazioni centrali dello Stato e per i rinnovi contrattuali e le assunzioni di personale nel settore statale.

I predetti provvedimenti comportano un aumento del disavanzo delle Amministrazioni locali di circa 1,2 miliardi nel 2019, 4,3 miliardi nel 2020 e 4,0 nel 2021, da imputare essenzialmente alle disposizioni dirette a stimolare il rilancio degli investimenti degli Enti territoriali.

L'impatto sul deficit degli Enti di previdenza è peggiorativo per circa 10,3 miliardi nel 2019, 13,8 miliardi nel 2020 e 13,7 nel 2021, a seguito della previsione di nuove modalità di pensionamento anticipato dei lavoratori e all'istituzione del reddito di cittadinanza.

TAVOLA V.9 EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 E DEI PRIMI PROVVEDIMENTI DEL 2019 SULL'INDEBITAMENTO NETTO DELLA PA PER SOTTOSETTORE (valori consolidati al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
AMMINISTRAZIONI CENTRALI	-209	-32	3.599	8.519
variazione netta entrate	*-241*	*-4.097*	*7.637*	*11.593*
variazione netta spese	*-32*	*-4.065*	*4.037*	*3.074*
AMMINISTRAZIONI LOCALI	298	-1.188	-4.258	-3.983
variazione netta entrate	*-1*	*1.084*	*456*	*77*
variazione netta spese	*-298*	*2.271*	*4.714*	*4.059*
ENTI DI PREVIDENZA	-81	-10.317	-13.773	-13.717
variazione netta entrate	*-100*	*-195*	*619*	*514*
variazione netta spese	*-19*	*10.122*	*14.392*	*14.231*
EFFETTI SULL'INDEBITAMENTO NETTO	7	-11.537	-14.431	-9.180

Nota: eventuali imprecisioni derivano da arrotondamenti.

La manovra di finanza pubblica per il 2019: le principali misure

La manovra di finanza pubblica (Tav. V.10) dispone una serie interventi finalizzati alla riduzione del carico fiscale per i cittadini e le imprese.

In tale direzione è prevista la completa disattivazione per il 2019 delle cosiddette clausole di salvaguardia (aumenti automatici delle aliquote IVA e delle accise sui carburanti) per complessivi 12,5 miliardi. Al contempo, si estende l'ambito di applicazione del regime fiscale forfettario agevolato, elevando a 65.000 euro la soglia di ricavi e compensi per l'accesso (in termini netti 0,3 miliardi nel 2019, 1,8 miliardi nel 2020 e 1,4 miliardi nel 2021) e, a favore degli imprenditori individuali e degli esercenti arti e professioni che percepiscono compensi compresi tra 65.000 e 100.000 euro, si introduce un'imposta sostitutiva delle attuali imposte sul reddito con aliquota unica al 20 per cento (circa 0,1 miliardi nel 2020 e a 1,13 miliardi nel 2021). A beneficio delle imprese è prevista una tassazione agevolata al 15 per cento sulla parte di reddito corrispondente agli utili reinvestiti in azienda per l'acquisto dei soli beni materiali strumentali (ad esclusione degli immobili e veicoli non strumentali) e per l'incremento dell'occupazione a tempo determinato e indeterminato (circa 1,9 miliardi nel 2020 e 1,8 miliardi nel 2021). Viene disposto, inoltre, l'aumento dal 20 per cento al 40 per cento della deducibilità ai fini IRES e

IRPEF dell'IMU versata per gli immobili strumentali (0,3 miliardi nel 2020 e 0,2 miliardi nel 2021).

Per favorire la competitività e lo sviluppo sono prorogate al 2019 le detrazioni fiscali per le spese relative agli interventi di efficientamento energetico, ristrutturazione edilizia, acquisto mobili e sistemazione a verde (circa 0,6 miliardi nel 2020 e 0,9 miliardi nel 2021), le agevolazioni riguardanti gli investimenti in beni materiali strumentali nuovi e immateriali funzionali alla trasformazione tecnologica delle imprese (c.d. iperammortamento), prevedendo al contempo una rimodulazione del beneficio fiscale riconosciuto, e quelle inerenti l'acquisto di beni immateriali strumentali rientranti nella categoria di particolari *software* (c.d. superammortamento) con un effetto complessivo di circa 0,4 miliardi nel 2020 e 0,8 miliardi nel 2021. È prevista, inoltre, limitatamente al triennio 2019-2021, la riduzione delle tariffe dei premi contro gli infortuni sul lavoro e le malattie professionali gestite dall'INAIL (in termini netti circa 0,4 miliardi nel 2019 e nel 2020 e 0,5 miliardi nel 2021).

In ambito previdenziale e assistenziale si prevede l'istituzione di appositi fondi finalizzati, rispettivamente, all'introduzione del reddito di cittadinanza e della pensione di cittadinanza (circa 7,1 miliardi nel 2019, 8,1 miliardi nel 2020 e 8,2 miliardi nel 2021), e alla definizione di ulteriori modalità di pensionamento anticipato (circa 4 miliardi nel 2019, 8,3 miliardi nel 2020 e 8,7 miliardi nel 2021). Il Decreto Legge n. 4/2019 ha individuato le misure attuative per erogare la spesa (per un maggior dettaglio vedasi paragrafo successivo).

In ambito sociale sono, inoltre, rifinanziati il fondo per le non autosufficienze e per il *caregiver* (0,1 miliardi annui dal 2019), quello per le politiche sociali (0,1 miliardi annui dal 2019) quello per le politiche per la famiglia (0,1 miliardi annui dal 2019) e quello per l'assistenza agli alunni con disabilità fisiche e sensoriali (0,1 miliardi annui nel periodo 2019-2021). Inoltre è esteso al 2019 l'assegno per la natalità - c.d. bonus bebè - (circa 0,2 miliardi nel 2019 e nel 2020).

Nel settore del pubblico impiego rilevano le risorse per la contrattazione collettiva nazionale del triennio 2019-2021 e i miglioramenti economici del personale delle amministrazioni centrali dello Stato (circa 0,7 miliardi nel 2019, 0,9 miliardi nel 2020 e 1,3 miliardi nel 2021 che al netto degli effetti fiscali e contributivi corrispondono a 0,3 miliardi nel 2019, 0,5 miliardi nel 2020 e 0,7 miliardi a decorrere dal 2021) e per le assunzioni di personale del settore statale (considerando anche gli oneri per l'espletamento delle procedure concorsuali circa 0,3 miliardi nel 2019, 0,9 miliardi nel 2020 e 1,1 miliardi nel 2021 che al netto degli effetti fiscali e contributivi corrispondono a 0,1 miliardi nel 2019, 0,5 miliardi nel 2020 e 0,6 miliardi nel 2021).

Per sostenere gli investimenti delle Amministrazioni centrali dello Stato è istituito un apposito fondo, da ripartire con uno o più decreti del Presidente del Consiglio dei Ministri, con un effetto in termini di indebitamento netto di circa 0,4 miliardi nel 2019, 1,2 miliardi nel 2020 e 1,7 miliardi nel 2021 (a fronte di stanziamenti di bilancio dello Stato di circa 43,6 miliardi nel periodo 2019-2033). Si prevedono, inoltre, spese per la mitigazione del rischio idraulico e idrogeologico (0,6 miliardi nel 2019, 0,8 miliardi nel 2020 e 0,9 miliardi nel 2021) e l'attuazione di un primo stralcio del Piano nazionale di interventi nel settore idrico già previsto dalla Legge di Bilancio del 2018 (0,1 miliardi annui dal 2019 al 2028).

Per rilanciare gli investimenti degli Enti territoriali è previsto: lo 'sblocco'degli avanzi di amministrazione delle Regioni e degli Enti territoriali (0,4 miliardi nel 2020 e 0,7 miliardi nel 2021); la riduzione per gli anni 2019 e 2020 del concorso alla finanza pubblica delle regioni a statuto ordinario disponendo la contestuale assegnazione di un contributo e l'obbligo di conseguire un valore positivo del saldo di bilancio (complessivamente circa 0,8 miliardi nel 2019, 1,7 miliardi nel 2020 e 1 miliardo nel 2021) e altri interventi per complessivi 0,9 miliardi nel 2019, 0,7 miliardi nel 2020 e 1,2 miliardi nel 2021, tra cui rientrano la manutenzione e messa in sicurezza di strade, scuole e le misure di premialità per gli investimenti delle regioni.

Sono altresì previste risorse per fronteggiare le emergenze e, in particolare, quelle relative agli eventi sismici e alluvionali degli ultimi anni, interventi per assicurare il sostegno alla popolazione della città di Genova per i danni provocati dal crollo del viadotto Polcevera e misure per la prevenzione del rischio sismico (complessivamente circa 1 miliardo nel 2019, 0,6 miliardi nel 2020 e 2021).

Infine, tra gli altri interventi sono rifinanziate, per il 2020, le missioni internazionali per 1,5 miliardi (1,1 miliardi al netto degli effetti fiscali e contributivi) e si introducono nuove misure per il ristoro dei risparmiatori che hanno subito un danno ingiusto a seguito dell'acquisto di strumenti finanziari emessi dalle banche sottoposte ad azione di risoluzione (in termini netti circa 0,05 miliardi nel 2019, 0,3 miliardi nel 2020 e 0,4 miliardi nel 2021 rispetto a corrispondenti stanziamenti di bilancio di circa 0,5 miliardi annui nel triennio).

TAVOLA V.10: EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
COPERTURE	1.797	29.691	34.862	40.276
Maggiori entrate	223	14.286	21.014	25.654
Revisione clausole IVA e accise carburanti	0	0	3.910	9.182
Abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI	0	5.332	3.112	3.116
Abrogazione ACE	0	228	2.373	1.453
Estensione del regime fiscale dei minimi ai soggetti con ricavi fino a 65.000 euro	0	232	2.150	1.229
Obbligo di memorizzazione e trasmissione elettronica dei corrispettivi	0	337	1.356	1.912
Rimodulazione deduzione ammortamenti avviamenti ed altre attività immateriali	0	1.308	926	658
Definizione agevolata dei carichi affidati all'agente della riscossione	0	37	1.083	1.385
Imposta sostitutiva per imprenditori individuali ed esercenti arti e professioni	0	0	280	1.918
Disposizioni in materia di giochi	0	768	695	695
Regolarizzazione delle infrazioni, inosservanze, irregolarità o adempimenti di natura formale	0	810	540	0
Web tax	0	150	600	600
Disciplina della deducibilità delle svalutazioni crediti in sede di prima applicazione dell'IFRS 9	0	1.170	0	0
Rideterminazione acconto imposta assicurazioni	0	832	0	320
Differimento al 2026 deducibilità quota 10% delle svalutazioni crediti	0	950	0	0
Proroga detrazioni per ristrutturazioni edilizie, interventi di riqualificazione energetica, sistemazione a verde e acquisto di mobili ed elettrodomestici	0	157	697	0
Rivalutazione valore partecipazioni non negoziate e terreni	0	341	185	185
Banda larga - maggiori introiti frequenze 5G	0	200	200	200
Cedolare secca sul reddito da locazione di immobili ad uso commerciale	0	0	396	203
Riduzione delle agevolazioni IRES per gli enti non commerciali	0	118	158	158
Aumento accise tabacchi	0	135	135	135
Revisione delle tariffe dei premi e contributi INAIL per l'assicurazione contro gli infortuni sul lavoro e le malattie professionali - effetti fiscali	0	0	174	147
Liti pendenti	0	78	104	104
Innalzamento delle aliquote dell'imposta sostitutiva sulla rideterminazione del valore dei terreni e delle partecipazioni	0	116	63	63
Imposta sull'acquisto dei veicoli inquinanti	0	62	74	74
Imposta per trasferimenti di denaro all'estero		63	63	63
Definizione agevolata dei processi verbali di constatazione	0	51	68	68
Modifica acconto cedolare secca sugli affitti	0	0	0	116
Saldo e stralcio dei carichi affidati all'agente della riscossione dal 2000 al 2017 per le persone fisiche con ISEE < 20.000 euro	0	43	43	17
Assunzioni centri per l'impiego - effetti fiscali e contributivi	0	150	150	228
Assunzioni nelle Amministrazioni statali - effetti fiscali e contributivi	0	127	449	547
Borse di studio medici specializzandi - effetti fiscali e contributivi	0	11	22	33
Esigenze emergenziali - effetti fiscali e contributivi	0	30	40	0
Fondo missioni internazionali - effetti fiscali e contributivi	41	0	350	0
Fondo per il finanziamento ordinario delle Università - effetti fiscali e contributivi	0	10	28	28
Rinnovo contratti personale statale 2019-2021 - effetti fiscali e contributivi	0	315	449	618
Riordino dei ruoli e delle carriere del personale delle forze di polizia e forze armate - effetti fiscali e contributivi	0	0	49	49
Altro	182	128	93	151

Nota: eventuali imprecisioni derivano da arrotondamenti.
La manovra di finanza pubblica 2019-2021 comprende gli effetti della Legge di Bilancio per il 2019 e del D.L. n. 119/2018 cvt. dalla L. n. 136/2018.

TAVOLA V.10 (SEGUE 1): EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
Minori spese	1.574	15.405	13.848	14.622
Fondo povertà (quota confluita nel Fondo per il reddito di cittadinanza)	0	2.198	2.158	2.130
Fondo investimenti Enti territoriali (riduzione per misure in favore degli EE.TT.)	0	1.080	2.342	2.249
Fondo per la riduzione della pressione fiscale	0	390	1.639	2.472
Riduzione del concorso alla finanza pubblica delle regioni a statuto ordinario (mancato trasferimento del contributo per rilanciare gli investimenti pubblici e conseguimento di un valore positivo del saldo di bilancio)	0	2.496	1.746	0
Raffreddamento indicizzazione pensioni	0	415	1.222	2.014
Misure di razionalizzazione della spesa dei ministeri	819	915	930	892
Riprogrammazione trasferimenti dello Stato	0	2.340	0	0
Riduzione fondo per l'attualizzazione dei contributi pluriennali	0	33	802	992
Fondo sviluppo e coesione	300	1.335	0	0
Razionalizzazione della spesa per la gestione dei centri per l'immigrazione	0	400	550	650
Dismissioni di immobili pubblici	0	950	150	150
Determinazione livello tendenziale del finanziamento del Servizio Sanitario Nazionale 2019-2021	0	0	175	1.000
Programmi complementari piani di azione e coesione	0	850	0	0
Modifica disciplina credito di imposta ricerca e sviluppo	0	0	300	300
Fondo per acquisto di servizi di pulizia nelle scuole	0	0	280	280
Abrogazione credito di imposta per i contribuenti IRAP senza lavoratori dipendenti	0	163	163	163
Riduzione dei trattamenti pensionistici superiori a 100.000 euro lordi annui	0	138	145	152
Riduzione delle risorse strutturali destinate dall'INAIL per il finanziamento dei progetti di investimento e formazione in materia di salute e sicurezza sul lavoro	0	110	100	100
Riduzione e riprogrammazione spese militari	0	103	120	76
Differimento assunzioni pubblico impiego	0	198	0	0
Fondo per il reddito di cittadinanza	0	0	0	160
Riduzione Fondo per le esigenze indifferibili	5	0	0	130
Fondo ristoro risparmiatori	0	26	26	26
Altro	451	1.264	999	686

Nota: eventuali imprecisioni derivano da arrotondamenti.
La manovra di finanza pubblica 2019-2021 comprende gli effetti della Legge di Bilancio per il 2019 e del D.L. n. 119/2018 cvt. dalla L. n. 136/2018.

TAVOLA V.10 (SEGUE 2): EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
INTERVENTI	1.790	41.235	49.370	49.511
Minori entrate	565	18.229	12.804	13.871
Sterilizzazione clausole IVA e accise carburanti	*0*	*12.472*	*0*	*0*
Estensione del regime fiscale dei minimi ai soggetti con ricavi fino a 65.000 euro	*0*	*563*	*3.971*	*2.603*
Abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI	*0*	*3.345*	*1.876*	*1.857*
Tassazione agevolata al 15% sulla parte di reddito corrispondente agli utili investiti in beni strumentali	*0*	*0*	*1.948*	*1.808*
Imposta sostitutiva per imprenditori individuali ed esercenti arti e professioni	*0*	*0*	*389*	*3.050*
Proroga detrazioni per ristrutturazioni edilizie, interventi di riqualificazione energetica, sistemazione a verde e acquisto di mobili ed elettrodomestici	*0*	*121*	*1.292*	*887*
Revisione delle tariffe dei premi e contributi INAIL per l'assicurazione contro gli infortuni sul lavoro e le malattie professionali	*0*	*410*	*525*	*600*
Raffreddamento indicizzazione pensioni - effetti fiscali	*0*	*162*	*477*	*786*
Proroga dell' iper ammortamento e del super-ammortamento	*0*	*0*	*405*	*810*
Cedolare secca sul reddito da locazione di immobili ad uso commerciale	*0*	*261*	*369*	*367*
Deducibilità fino al 40% ai fini IRES ed IRPEF dell'IMU per gli immobili strumentali	*0*	*0*	*290*	*167*
Abrogazione aumento accise carburanti	*0*	*141*	*146*	*148*
Definizione agevolata dei carichi affidati all'agente della riscossione	*355*	*20*	*13*	*11*
Regolarizzazione delle infrazioni, inosservanze, irregolarità o adempimenti di natura formale	*0*	*130*	*130*	*130*
Rideterminazione acconto imposta assicurazioni	*0*	*0*	*320*	*0*
Disciplina della deducibilità delle svalutazioni crediti in sede di prima applicazione dell'IFRS 9	*0*	*0*	*130*	*130*
Revisione della disciplina delle perdite fiscali riportabili	*0*	*143*	*12*	*102*
Esigenze emergenziali	*0*	*119*	*86*	*35*
Imposta sul consumo dei prodotti succedanei del tabacco	*0*	*70*	*70*	*70*
Riduzione dei trattamenti pensionistici superiori a 100.000 euro lordi annui - effetti fiscali	*0*	*62*	*65*	*68*
Altre misure di sostegno agli investimenti	*0*	*10*	*48*	*38*
Saldo e stralcio dei carichi affidati all'agente della riscossione dal 2000 al 2017 per le persone fisiche con ISEE < 20.000 euro	*0*	*5*	*5*	*25*
Differimento assunzioni pubblico impiego - effetti fiscali e contributivi	*0*	*97*	*0*	*0*
Misure di razionalizzazione della spesa dei ministeri - effetti fiscali e contributivi	*6*	*11*	*34*	*34*
Altro	*204*	*87*	*201*	*146*

Nota: eventuali imprecisioni derivano da arrotondamenti.
La manovra di finanza pubblica 2019-2021 comprende gli effetti della Legge di Bilancio per il 2019 e del D.L. n. 119/2018 cvt. dalla L. n. 136/2018.

TAVOLA V.10 (SEGUE 3): EFFETTI DELLA MANOVRA DI FINANZA PUBBLICA 2019-2021 SULL'INDEBITAMENTO NETTO DELLA PA (valori al lordo degli oneri riflessi; milioni)

	2018	2019	2020	2021
Maggiori spese	1.225	23.006	36.566	35.640
*Fondo per il reddito di cittadinanza**	0	7.100	8.055	8.317
*Fondo per la revisione del sistema pensionistico**	0	3.968	8.336	8.684
Fondo investimenti Enti territoriali	0	1.080	2.342	2.249
Fondo per la riduzione della pressione fiscale	0	390	1.639	2.472
Fondo investimenti Amministrazioni centrali	0	415	1.185	1.700
Riduzione del concorso alla finanza pubblica delle Regioni a statuto ordinario e compensazione sentenza n. 103/2018	0	2.496	2.496	0
Rinnovo contratti personale statale 2019-2021	0	650	925	1.275
Misure a favore degli Enti Territoriali per la manutenzione e la messa in sicurezza di territori e infrastrutture pubbliche	0	882	655	1.234
Contributo alle Regioni a statuto ordinario per rilanciare gli investimenti pubblici	0	800	908	1.033
Assunzioni nelle Amministrazioni statali	0	267	929	1.128
Incremento Fondo pe l'attualizzazione dei contributi pluriennali	0	0	700	900
Esigenze emergenziali	0	959	583	560
Fondo per investimenti finalizzati alla mitigazione del rischio idraulico e idrogeologico	0	600	800	900
Utilizzo del risultato di amministrazione per gli Enti territoriali	0	0	404	711
Riprogrammazione trasferimenti dello Stato	640	100	600	440
Fondo missioni internazionali	130	0	1.450	0
Fondo ristoro risparmiatori	0	75	325	425
Altre misure di sostegno agli investimenti	0	207	213	216
Rifinanziamento Fondo speciale di parte corrente	0	146	148	179
Fondo per il finanziamento ordinario delle Università	0	60	159	159
Fondo politiche sociali	0	120	120	120
Bonus bebè	0	204	240	0
Rifinanziamento Fondo speciale di conto capitale	0	48	124	135
Fondo di garanzia per le PMI	435	0	0	0
Attuazione di un primo stralcio del Piano nazionale di interventi nel settore idrico	0	100	100	100
Fondo non autosufficienze	0	100	100	100
Fondo politiche per la famiglia	0	100	100	100
Implementazione delle infrastrutture tecnologiche per i sistemi di prenotazione elettronica per l'accesso alle strutture sanitarie	0	75	125	100
Fondo attuazione Direttive UE	0	75	100	100
Assunzione centri per l'impiego	0	0	0	160
Contributo alle Regioni per l'assistenza all'autonomia degli alunni disabili	0	100	100	100
Riordino dei ruoli e delle carriere del personale delle forze di polizia e forze armate	0	0	100	100
Incremento Fondo per le esigenze indifferibili	0	14	11	102
Borse di studio medici specializzandi e formazione specialistica	0	33	55	78
Fondo per il funzionamento delle istituzioni scolastiche	0	0	174	80
Credito d'imposta per le spese di formazione	0	0	250	0
Obbligo di memorizzazione e trasmissione elettronica dei corrispettivi - credito di imposta	0	36	196	0
Contributi per l'acquisto di veicoli elettrici, ibridi e a bassa emissione Co2	0	70	70	70
Finanziamento dei programmi di edilizia sanitaria	0	0	0	100
Fondo per la messa in sicurezza dei ponti sul bacino del fiume Po	0	50	50	50
Proroga Fondo per il contrasto della povertà educativa minorile	0	55	55	55
Fondo attuazione programma di Governo	0	44	17	58
Programmi complementari piani di azione e coesione	0	0	150	150
Programma di riqualificazione energetica degli immobili della Pubblica Amministrazione	0	25	40	40
Servizi di manutenzione e decoro nelle scuole e incremento limite di spesa per acquisto materiali di pulizia	0	94	10	10
Contributo al Consiglio Nazionale delle ricerche	0	30	30	30
Incremento fondo per il potenziamento delle iniziative in materia di sicurezza urbana	0	25	15	15
Ricerca sanitaria	0	10	25	20
Altro	20	1.402	1.356	1.083
EFFETTI SULL'INDEBITAMENTO NETTO	7	-11.544	-14.508	-9.235

Nota: eventuali imprecisioni derivano da arrotondamenti. La manovra di finanza pubblica 2019-2021 comprende gli effetti della Legge di bilancio per il 2019 e del D.L .119/2018 convertito dalla L. 136/2018.
* Sulle modalità di utilizzo dei fondi si veda la tavola V.11

I primi provvedimenti adottati nel 2019: l'introduzione del reddito di cittadinanza e nuove forme di pensionamento anticipato

Nel mese di gennaio 2019 è stato emanato il provvedimento[18] che dà attuazione all'istituto del Reddito di Cittadinanza e individua nuove modalità di accesso al pensionamento anticipato (Tav. V.11).

Il Reddito di Cittadinanza (5,6 miliardi nel 2019, 7,2 miliardi nel 2020 e 7,4 miliardi nel 2021) si concreta in un sussidio che comprende due componenti: una reddituale, di integrazione del reddito rispetto ad una determinata soglia, e una di sostegno alla spesa per i canoni di locazione delle famiglie non proprietarie di immobili. L'importo del beneficio è variabile a seconda della numerosità del nucleo familiare e non può superare complessivamente i 9.360 euro annui (moltiplicato per il corrispondente parametro della scala di equivalenza, ridotto per il valore del reddito familiare) né essere inferiore a 480 euro annui ed ha una durata continuativa massima di 18 mesi, rinnovabile dopo un mese di sospensione. La prestazione assume la denominazione di pensione di cittadinanza per i nuclei familiari composti esclusivamente da uno o più componenti di età pari o superiore a 67 anni, adeguata agli incrementi della speranza di vita. In entrambi i casi i nuclei familiari dei soggetti beneficiari dovranno possedere un indicatore della situazione economica equivalente (ISEE) inferiore a 9.360 euro, un valore del patrimonio immobiliare, come definito a fini ISEE, non superiore a 30.000 euro e un valore del patrimonio mobiliare, come definito a fini ISEE, non superiore a una soglia di euro 6.000, accresciuto in ragione del numero dei componenti il nucleo familiare.

I beneficiari del Reddito di Cittadinanza devono aderire a un percorso di reinserimento (lavorativo, di completamento degli studi, di formazione professionale, etc.) e accettare almeno una di tre offerte di lavoro congrue. Nei limiti delle predette risorse autorizzate, previo apposito accantonamento, sono previsti esoneri contributivi per le aziende che assumono un beneficiario del Reddito di Cittadinanza e incentivi, sia per gli enti di formazione che prendono in carico un beneficiario e lo conducono ad un'effettiva assunzione, sia per i soggetti che avviano un lavoro autonomo nei primi 12 mesi di fruizione della prestazione. Sono adottate apposite disposizioni per consentire l'avvio del reddito di cittadinanza e l'attuazione di un piano straordinario di potenziamento dei centri per l'impiego e delle politiche attive del lavoro. Per tali finalità si autorizza l'ANPAL Servizi spa a procedere alla stipula di contratti di collaborazione e alla stabilizzazione del proprio personale già dipendente a tempo determinato e vengono incrementate le risorse per il suo funzionamento. Contestualmente sono previste assunzioni di personale, da parte delle regioni e delle province autonome, da destinare ai centri per l'impiego per i quali viene altresì stabilita una rimodulazione delle risorse precedentemente disposte per il loro potenziamento dalla legge di bilancio (complessivamente gli effetti di tali misure ammontano a circa 0,29 miliardi nel 2019, 0,42 miliardi nel 2020 e 0,36[19] miliardi nel 2021, che, al netto degli effetti fiscali e contributivi, corrispondono a circa 0,2 miliardi annui nel 2019 e nel 2020 e a 0,3 miliardi nel 2021).

[18] Si tratta del D.L. n. 4/2019, cvt. con modificazioni dalla Legge n. 26/2019.

[19] A tale importo, sulla base di quanto previsto dall'articolo 1, comma 258 della L. n. 145/2018, si aggiungono 0,16 miliardi dal 2021 destinati ad assunzioni di personale presso i centri per l'impiego.

Ulteriori reclutamenti riguardano l'INPS e sono finalizzati a consentire lo svolgimento delle attività di verifica dei requisiti dei beneficiari e il monitoraggio dell'erogazione del Reddito di Cittadinanza (circa 0,15 miliardi nel triennio che, al netto degli effetti fiscali e contributivi, ammontano a circa 0,08 miliardi).

Contestualmente all'introduzione del Reddito di Cittadinanza, dal mese di aprile 2019 il reddito di inclusione (REI) non può più essere riconosciuto né rinnovato. Di conseguenza, per il soddisfacimento delle richieste del REI già presentate precedentemente all'entrata in vigore del Reddito di Cittadinanza si determinano oneri per circa 0,3 miliardi nel biennio 2019-2020.

In materia previdenziale si disciplina, in via sperimentale per il triennio 2019-2021, il diritto a conseguire la pensione anticipata in presenza del requisito anagrafico pari a 62 anni e di un'anzianità contributiva minima di 38 anni, disponendo, al contempo, apposite norme che regolano la decorrenza del trattamento e la possibilità di cumulo con i redditi da lavoro e prevedendo il blocco dal 2019 fino al 2026 dell'adeguamento alla speranza di vita del requisito contributivo per l'accesso alla pensione anticipata indipendentemente dall'età anagrafica, con contestuale posticipo di tre mesi dal 2019 della prima decorrenza utile del trattamento pensionistico dalla data di maturazione del requisito contributivo medesimo (complessivamente, considerati anche gli effetti dell'anticipo del TFR dei lavoratori che accedono a tale tipologia di pensionamento anticipato, circa 4,2 miliardi nel 2019, 7,9 miliardi nel 2020 e 8,4 miliardi nel 2021).

Si riconosce, altresì, la possibilità, per i soggetti rientranti nel sistema di calcolo contributivo, di riscattare in tutto o in parte, nella misura massima di cinque anni, periodi precedenti non coperti da contribuzione presso forme di previdenza obbligatoria, prevedendo la rateizzazione dei versamenti contributivi fino a 120 mesi e una detraibilità dell'onere del 50 per cento in cinque quote annuali.

Viene esteso il regime opzionale di pensionamento anticipato delle donne (c.d. opzione donna)[20] alle lavoratrici che maturano, entro il 31 dicembre 2018 un'anzianità contributiva pari o superiore a 35 anni e un'età anagrafica pari o superiore a 58 anni (per le lavoratrici dipendenti) e a 59 anni (per le lavoratrici autonome), con conseguenti effetti finanziari di circa 0,25 miliardi nel 2019, 0,4 miliardi nel 2020 e 0,5 miliardi nel 2021.

Si prevede inoltre la proroga al 31 dicembre 2019 dell'APE sociale (circa 0,1 miliardi nel 2019, 0,2 miliardi nel 2020 e 0,17 miliardi nel 2021), la detassazione del trattamento di fine servizio dei dipendenti pubblici (0,2 miliardi complessivi nel biennio 2020-2021) e il blocco dal 2019 fino al 2026 dell'adeguamento alla speranza di vita del requisito contributivo per l'accesso alla pensione anticipata indipendentemente dall'età anagrafica dei lavoratori c.d. 'precoci', introducendo, anche in questo caso, dal 2019 un regime delle decorrenze con posticipo di tre mesi rispetto alla data di maturazione del requisito contributivo medesimo (circa 0,13 miliardi complessivi nel triennio considerato). Si dispone infine che, per l'anno 2019, il 50 per cento dell'incremento dell'addizionale comunale sui diritti di imbarco sia devoluto a favore del Fondo di solidarietà del trasporto aereo (0,13 miliardi nel 2019).

[20] In tali casi il trattamento pensionistico è determinato interamente con il sistema contributivo ed è previsto il posticipo della prima decorrenza utile del trattamento pensionistico medesimo di 12 mesi per le lavoratrici dipendenti e di 18 mesi per le lavoratrici autonome dalla data di maturazione dei requisiti.

TAVOLA V.11: EFFETTI DEL DECRETO LEGGE 4 DEL 2019 SULL'INDEBITAMENTO DELLA PA (valori in milioni; al lordo degli oneri riflessi)

	2018	2019	2020	2021
COPERTURE	0	11.204	16.594	17.309
Maggiori entrate	0	748	672	678
Disposizioni in materia di giochi	*0*	*407*	*377*	*356*
Assunzione centri per l'impiego - effetti fiscali e contributivi	*0*	*58*	*136*	*147*
Erogazione anticipata del TFR devoluto al Fondo di tesoreria - effetti fiscali	*0*	*152*	*20*	*4*
Piano straordinario di potenziamento dei centri per l'impiego e delle politiche attive - effetti fiscali e contributivi	*0*	*78*	*63*	*24*
Facoltà di riscatto periodi non coperti da contribuzione - effetti fiscali	*0*	*17*	*35*	*54*
Assunzioni INPS - effetti fiscali e contributivi	*0*	*24*	*24*	*24*
Opzione donna - effetti fiscali	*0*	*0*	*0*	*48*
Altro	*0*	*13*	*18*	*21*
Minori spese	0	10.456	15.922	16.631
Riduzione Fondo per il reddito di cittadinanza	*0*	*6.366*	*7.490*	*7.880*
Riduzione Fondo per la revisione del sistema pensionistico	*0*	*3.968*	*8.336*	*8.684*
Assunzione centri per l'impiego	*0*	*10*	*0*	*0*
Altro	*0*	*112*	*96*	*66*
INTERVENTI	0	11.198	16.517	17.254
Minori entrate	0	14	170	278
Detassazione indennità di fine servizio	*0*	*0*	*75*	*93*
Assunzione centri per l'impiego - effetti fiscali e contributivi	*0*	*5*	*0*	*147*
Disposizioni in materia di giochi - recupero maggiorazione acconti PREU 2019	*0*	*0*	*70*	*0*
Facoltà di riscatto periodi non coperti da contribuzione	*0*	*8*	*18*	*29*
Altro	*0*	*1*	*7*	*9*
Maggiori spese	0	11.183	16.347	16.976
Reddito e pensioni di cittadinanza	*0*	*5.633*	*7.159*	*7.391*
Trattamento di pensione anticipata con requisito anagrafico e contributivo 62/38 e blocco fino al 2026 dell'adeguamento del requisito contributivo alla speranza di vita per l'accesso alla pensione anticipata	*0*	*3.781*	*7.860*	*8.397*
Opzione donna	*0*	*250*	*396*	*538*
Assunzione centri per l'impiego	*0*	*120*	*280*	*304*
Erogazione anticipata del TFR devoluto al Fondo di tesoreria	*0*	*585*	*75*	*14*
Proroga APE sociale	*0*	*98*	*199*	*168*
Piano straordinario di potenziamento dei centri per l'impiego e delle politiche attive	*0*	*160*	*130*	*50*
Reddito di inclusione - mancato riconoscimento da aprile 2019	*0*	*274*	*8*	*0*
Assunzioni INPS	*0*	*50*	*50*	*50*
Lavoratori precoci - blocco fino al 2026 dell'adeguamento del requisito contributivo alla speranza di vita per l'accesso alla pensione anticipata	*0*	*31*	*54*	*50*
Fondo di solidarietà trasporto aereo	*0*	*125*	*0*	*0*
Fondo per interventi strutturali di politica economica	*0*	*0*	*117*	*0*
ANPAL servizi spa - stabilizzazioni di personale e spese di funzionamento	*0*	*21*	*11*	*6*
Centri di assistenza fiscale in convenzione con l'INPS	*0*	*35*	*0*	*0*
Altro	*0*	*21*	*8*	*10*
EFFETTI SULL'INDEBITAMENTO NETTO	0	7	77	54

Nota: eventuali imprecisioni derivano da arrotondamenti.

FOCUS

Contrasto all'evasione fiscale

Nel corso del 2018 sono stati riscossi dall'Agenzia delle Entrate oltre 16 miliardi dalle 'ordinarie' attività di controllo, l'11 per cento in più rispetto al 2017 (14,5 miliardi). Di questi, 11,25 miliardi derivano dai versamenti diretti su atti emessi dall'Agenzia (+10 per cento), circa 1,8 miliardi sono il frutto dell'attività di promozione della compliance (+38 per cento), 3,1 miliardi il recupero derivante dalla riscossione coattiva (+4 per cento) di competenza.

Di contro, si registra una variazione negativa del 46 per cento riferita al recupero derivante da misure 'straordinarie' pari a 3 miliardi contro i 5,6 del 2017. Di questi, 100 milioni (-87 per cento rispetto al 2017) derivano dalla definizione agevolata delle controversie tributarie , 2,59 miliardi (-41 per cento rispetto al 2017) derivano dalla 'rottamazione' delle cartelle riferite all'Agenzia delle Entrate, 300 milioni (-25 per cento rispetto al 2017) dalla *voluntary disclosure* e 50 milioni dalla definizione agevolata di cui all'articolo 2 del D.L. n. 119/2018.

Complessivamente nel corso del 2018 l'attività di recupero dell'evasione ha fatto registrare incassi per un ammontare pari a 19,2 miliardi, con una riduzione del 4,5 per cento circa rispetto al 2017 (vedi Figura R.1).

FIGURA R.1: RISULTATI DELLA LOTTA ALL'EVASIONE: ENTRATE TRIBUTARIE ERARIALI E NON ERARIALI (in milioni)


25.000
20.000
15.000
10.000
5.000
0
2013
2014
2015
2016
2017
2018

Fonte: Agenzia delle Entrate.

Il Governo ha posto grande attenzione alla strategia complessiva per assicurare la *tax compliance*, focalizzando i propri sforzi sull'attuazione della delega fiscale per un fisco trasparente, equo e orientato alla crescita (Legge n. 23 del 2014) e sul cambiamento di approccio nei confronti dei contribuenti. In generale, le attività di contrasto all'evasione fiscale sono state orientate sia a potenziare e valorizzare il confronto preventivo tra fisco e contribuente, con l'intento di migliorare la propensione all'adempimento spontaneo (c.d. *effetto indiretto* dell'attività di contrasto dell'evasione fiscale), sia a recuperare gettito attraverso l'attività di accertamento e controllo (c.d. *effetto diretto* dell'attività di contrasto dell'evasione fiscale).

Con l'obiettivo di rispondere all'esigenza di mutare approccio alle modalità di gestione del fisco e dei rapporti con i contribuenti e tenuto altresì conto delle risultanze dei rapporti redatti dall'OCSE e dal FMI sullo stato dell'amministrazione finanziaria italiana, nel corso del 2018, l'Agenzia delle Entrate ha innovato profondamente il suo impianto organizzativo. Il nuovo assetto, che risponde ad esigenze di maggiore efficienza, ha previsto, tra l'altro, la creazione,

nell'ambito della Divisione contribuenti, di tre Direzioni centrali, ciascuna preposta a una specifica tipologia di soggetti (persone fisiche, enti non commerciali e lavoratori autonomi; piccole e medie imprese; grandi contribuenti). Questa soluzione, che consente di superare il precedente approccio funzionale, nel quale l'organizzazione era disegnata in ragione della tipologia di processo, a vantaggio di un approccio per tipologia di soggetto, è destinata a favorire la consulenza e un'azione di controllo più mirata e dunque più efficace. Sempre in quest'ottica, i compiti delle tre Direzioni Centrali non sono più circoscritti alla tradizionale funzione di indirizzo e coordinamento delle attività di accertamento e controllo, ma, coerentemente con la nuova impostazione che si intende dare a tali attività, si estendono anche alla consulenza, all'interpello e al contenzioso, venendo così a coprire l'intera gestione del rapporto fiscale nei confronti delle diverse tipologie di contribuenti.

In attuazione della delega fiscale e ai fini di monitorare e produrre una stima ufficiale dell'evasione fiscale e contributiva[21], il Governo è tenuto a: i) presentare annualmente, nel quadro della procedura di bilancio, un rapporto sui risultati conseguiti in materia di misure di contrasto all'evasione tributaria e contributiva; ii) avvalersi, per la redazione di tale rapporto, dei risultati della 'Relazione sull'economia non osservata e sull'evasione fiscale e contributiva' redatta dalla Commissione istituita ad hoc con decreto del Ministro dell'Economia e delle Finanze[22]. Con questa Relazione viene stimata l'ampiezza e la diffusione dell'evasione fiscale e contributiva e determinata una stima ufficiale dell'ammontare delle entrate sottratte al bilancio pubblico.

La stima ufficiale dell'ammontare delle entrate tributarie e contributive sottratte al bilancio pubblico calcola il *tax gap* come il divario (*gap*) tra le imposte e i contributi effettivamente versati e quelle che i contribuenti avrebbero dovuto versare in un regime di perfetto adempimento agli obblighi tributari e contributivi previsti a legislazione vigente. Sulla base di prassi consolidate e condivise a livello internazionale, la Commissione ha quantificato il *tax gap* delle principali imposte e dei contributi, distinguendo, ove possibile, tra il *tax gap* al netto dei mancati versamenti (*assessment gap*) e quello dovuto ai mancati versamenti (*collected gap*).

Sulla base degli ultimi dati disponibili, relativi al 2016, l'evasione tributaria e contributiva è stata stimata in 107.522 milioni, di cui la sola evasione tributaria[23] è pari a 96.330 milioni; in media, nel periodo 2014-2016, l'evasione tributaria e contributiva è pari a 108.977 milioni, e la sola componente tributaria[24] risulta pari a 97.607 milioni. L'incremento del *tax gap* nel 2016 rispetto al 2015 è pari a 709 milioni, mentre la propensione al *gap* si è ridotta di 0,1 punti percentuali, passando dal 21,2 per cento nel 2015 al 21,1 per cento nel 2016; in particolare, aumenta di 412 milioni il *tax gap* dell'IVA e si riduce di 297 milioni quello relativo all'IRAP. Risultano in aumento il *tax gap* IRES (di circa 989 milioni) e quello dell'IRPEF di circa 1,2 miliardi (con una riduzione di -115 milioni per i lavoratori dipendenti e un aumento di 1,3 miliardi per lavoratori autonomi e imprese). Inoltre, rispetto al 2015, si registrano una riduzione della propensione all'evasione dell'IRPEF, pari a -0,1 punti percentuali sia per lavoratori autonomi e imprese che per i lavoratori dipendenti irregolari, e una riduzione della propensione all'evasione dell'IRAP di 0,4 punti percentuali; la propensione all'evasione dell'IRES, invece, aumenta di 1,8 punti percentuali.

Ulteriori miglioramenti del *tax gap* sono attesi nei prossimi anni a seguito delle nuove misure di contrasto all'evasione fiscale e contributiva introdotte con i più recenti provvedimenti.

A partire dal 1° gennaio 2019 è entrato in vigore l'obbligo della fatturazione elettronica tra tutti i soggetti IVA (B2B) e nei confronti dei consumatori finali (B2C) introdotto con la Legge di Bilancio 2018. Con questo provvedimento, l'obbligo di fatturazione elettronica, già previsto

[21] Art. 3 L. n. 23/2014.
[22] Art. 10-*bis*.1 L. n. 196/2009, introdotto dal D.Lgs. n. 160/2015.
[23] Il dato riportato è considerato al netto della Tasi.
[24] Il dato riportato è considerato al netto della Tasi.

dal 2015 per le operazioni commerciali con la Pubblica Amministrazione (B2G) e dal 1° luglio 2018 per i subappalti pubblici e il settore degli oli minerali, risulta notevolmente esteso.

La fatturazione elettronica obbligatoria attraverso il Sistema di Interscambio consente all'Amministrazione finanziaria di acquisire in tempo reale le informazioni contenute nelle fatture emesse e ricevute fra operatori, consentendo alle autorità tributarie di effettuare controlli tempestivi e automatici della coerenza fra l'IVA dichiarata e quella versata, e imprimendo un impulso alla digitalizzazione e alla semplificazione amministrativa.

Sotto il profilo del contrasto alle frodi IVA, prima dell'introduzione di tale obbligo, servivano circa 18 mesi all'Amministrazione fiscale per accertare l'esistenza di un operatore inadempiente. La disponibilità immediata delle fatture elettroniche consente di ridurre questo lasso di tempo a tre mesi, in modo tale da poter contrastare più rapidamente, rispetto al passato, le possibili '*catene fraudolente*' di operatori economici, incrementando l'efficacia di tali azioni di contrasto. L'effetto atteso dall'introduzione dell'obbligo della fatturazione elettronica è principalmente la riduzione dell'evasione da omessa dichiarazione (evasione senza consenso). L'efficacia di tale strumento può essere attestata dalle prime analisi del rischio basate su *e-fatture* e dati del portale Fatture e corrispettivi che, in poco più di due mesi del 2019, hanno accertato un complesso sistema di frodi messo in atto attraverso false fatturazioni tra società cartiere, intercettando e inibendo falsi crediti Iva per importi significativi.

In aggiunta, la fatturazione elettronica obbligatoria presenta molteplici vantaggi: automatismi degli obblighi di conservazione delle fatture, efficientamento dei processi contabili integrati coi sistemi di fatturazione, disponibilità di dati puntuali (non solo di riepilogo IVA) e in tempo reale, con la possibilità di attivare un confronto pre-dichiarativo costante con i contribuenti, miglioramento della trasparenza mettendo a disposizione le fatture nel portale fatture e corrispettivi presente nel sito *internet* dell'Agenzia delle Entrate.

Il Decreto Fiscale[25] rafforza il quadro legislativo vigente in materia di fatturazione elettronica, prevedendo l'obbligo di memorizzazione e trasmissione telematica dei corrispettivi all'Agenzia delle Entrate per le transazioni effettuate al consumo finale (B2C). Il nuovo obbligo è previsto dal 1° luglio 2019 per le imprese con un volume d'affari superiore a 400.000 euro e dal 1° gennaio 2020 per le altre imprese.

L'introduzione del nuovo obbligo è accompagnata da misure volte alla semplificazione degli adempimenti amministrativi e dal riconoscimento di un credito d'imposta pari al 50 per cento dei costi sostenuti per l'adeguamento o la sostituzione dei misuratori fiscali, per un massimo di 250 euro in caso di acquisto e di 50 euro in caso di adattamento, e per ogni strumento.

All'introduzione dell'obbligo di trasmissione telematica dei corrispettivi è collegata la 'lotteria degli scontrini'. Per partecipare alla lotteria, i clienti devono comunicare il loro codice fiscale ai venditori, che trasmetteranno i dati relativi all'acquisto all'Agenzia delle Entrate. La misura è volta a contrastare l'evasione da omessa certificazione dei corrispettivi realizzata con il consenso del compratore e del venditore mediante l'introduzione di un 'contrasto di interessi' tra le controparti della transazione economica che dovrebbe stimolare la *tax compliance*.

Con il 'Decreto Dignità'[26], inoltre, si è inteso semplificare e ridurre gli oneri amministrativi a carico dei contribuenti senza indebolire gli strumenti di contrasto all'evasione finora adottati. L'istituto del redditometro sarà oggetto di revisione al fine di orientarlo al contrasto all'evasione fiscale in modo più efficace: saranno individuati nuovi elementi indicativi di capacità contributiva, sentiti l'ISTAT e le associazioni maggiormente rappresentative dei consumatori.[27]

[25] Decreto Legge 23 ottobre 2018 n. 119 - Disposizioni urgenti in materia fiscale e finanziaria.
[26] Decreto Legge 12 luglio 2018 n. 87 - Disposizioni urgenti per la dignità dei lavoratori e delle imprese.
[27] Altre misure previste dal 'Decreto Dignità' a favore dei cittadini e delle imprese sono stati: rinvio della scadenza dello spesometro; abrogazione dello *split payment* per i professionisti; rinvio dell'obbligo della fatturazione elettronica per i distributori stradali di carburanti.

L'introduzione degli ISA (indici sintetici di affidabilità fiscale), in sostituzione degli studi di settore e dei parametri, risponde alla esigenza di rafforzare il carattere collaborativo della relazione tra fisco e contribuente, incentivando la *tax compliance*, la trasparenza e il dialogo.[28]

Gli ISA sono elaborati con una metodologia basata su analisi di dati e informazioni relativi a più periodi d'imposta e rappresentano, con riferimento al singolo periodo di imposta, il posizionamento di ogni contribuente rispetto all'affidabilità dei suoi comportamenti fiscali. È una media semplice del risultato dell'applicazione degli indicatori elementari di affidabilità e di anomalia ed assume un valore compreso da 1 a 10.

La visualizzazione degli esiti dell'applicazione degli indicatori elementari e dell'indice sintetico di affidabilità consente al contribuente, che presenta un grado di affidabilità basso, di modificare per tempo i propri comportamenti al fine di migliorare il proprio profilo contabile e reddituale già in sede di dichiarazione dei redditi, con riflessi anche in ordine all'accesso a molteplici benefici premiali. È previsto, infatti, nei casi di alto grado di affidabilità, un meccanismo di premialità basato su uno o più livelli.

Il Governo punta, inoltre, a consolidare la *governance* dell'amministrazione fiscale, attraverso un rafforzamento del coordinamento generale e un miglioramento della gestione strategica in seno alle Agenzie, in linea con un'impostazione di contrasto all'evasione che privilegi le attività in grado di incentivare l'assolvimento degli obblighi tributari e favorisca l'emersione spontanea delle basi imponibili rispetto ai tradizionali interventi di controllo e accertamento ex post. Questo obiettivo deve essere conseguito anche attraverso la semplificazione e la digitalizzazione degli adempimenti, la riduzione del *tax gap* e il miglioramento del sistema della riscossione.

L'attività di contrasto di fenomeni evasivi ed elusivi degli obblighi fiscali è stata, infine, potenziata anche mediante una sempre più efficace cooperazione amministrativa sul piano internazionale. In particolare, l'entrata in vigore dello standard internazionale (*Common Reporting Standard* - CRS), per lo scambio automatico di informazioni sulle attività finanziarie detenute all'estero dai contribuenti residenti in ciascuna delle 92 giurisdizioni che hanno aderito, alla data del 17 agosto 2017, ad accordi internazionali, rappresenta uno strumento di grande rilevanza operativa e consente alle amministrazioni fiscali degli Stati aderenti di ricevere informazioni sui conti finanziari detenuti all'estero al 31 dicembre di ogni anno, entro il 1° ottobre dell'anno successivo. L'avvio del primo scambio automatico di dati finanziari tra autorità fiscali è avvenuto nel settembre 2017 tra 47 giurisdizioni che avevano il quadro giuridico nazionale e internazionale in linea con il nuovo standard internazionale. Altre 53 giurisdizioni si sono impegnate a effettuare il primo scambio di informazioni entro il 30 settembre 2018. La rete delle giurisdizioni aderenti al CRS si è successivamente ampliata includendo anche 8 giurisdizioni che si sono impegnate a scambiare entro il 30 settembre 2019 o 2020, oltre a 45 Paesi in via di sviluppo che, pur aderendo alla rete CRS, non hanno ancora definito la data di effettivo avvio dello scambio. Per quanto riguarda l'Italia, la rete internazionale comprende, ad oggi, 103 partner che si sono impegnati a trasmettere i dati CRS. La qualità dei dati è particolarmente elevata tenuto conto degli obblighi di *due diligence* che impegnano gli intermediari finanziari che inviano le informazioni alle amministrazioni fiscali ad applicare le regole stabilite dallo standard CRS per individuare i beneficiari dei conti finanziari; tali regole sono ispirate alle norme antiriciclaggio internazionali. I dati di fonte estera possono essere utilizzati ai fini dell'analisi del rischio di evasione, mediante l'incrocio con i dati fiscali presenti in Anagrafe tributaria.

[28] L'articolo 9-bis del Decreto Legge 24 aprile 2017, n. 50, convertito, con modificazioni, dalla Legge 21 giugno 2017, n. 96, ha introdotto la disciplina degli indici sintetici di affidabilità fiscale (ISA). Successivamente l'art. 1, comma 931, della Legge di Bilancio 2018 (L. n. 205/2017) ha stabilito che gli indici sintetici di affidabilità fiscale si applicano a partire dal periodo di imposta in corso al 31 dicembre 2018, sostituendo gli studi di settore e i parametri.

FOCUS

Aiuto Pubblico allo Sviluppo (APS)

Sulla base di stime preliminari, nel 2018 l'APS italiano dovrebbe essersi attestato su 4,24 miliardi, pari allo 0,24 per cento del Reddito Nazionale Lordo (RNL), in calo rispetto ai 5,2 miliardi registrati nel 2017. Tale flessione è attribuibile in larga misura al sensibile decremento delle spese destinate all'accoglienza temporanea in Italia dei rifugiati e dei richiedenti asilo.

Tenuto conto di tali dati, ancora provvisori, il Governo conferma l'esigenza di un riallineamento dell'Italia agli standard internazionali in materia di APS, proseguendo il percorso di avvicinamento all'obiettivo dello 0,7 per cento del RNL fissato nel 2015 dall'Agenda 2030 per lo Sviluppo Sostenibile.

Al riguardo, si ribadisce l'esigenza di assicurare, con una prospettiva pluriennale, graduali incrementi degli stanziamenti assegnati alle amministrazioni dello Stato per interventi di cooperazione allo sviluppo, in linea con quanto previsto dall'art. 30 della Legge n. 125 del 2014, con particolare riferimento alle risorse assegnate al Ministero degli Affari Esteri e della Cooperazione Internazionale (MAECI) per attività di cooperazione allo sviluppo.

Al contempo, si riafferma la necessità di promuovere un maggiore coordinamento delle politiche pubbliche nel settore della cooperazione internazionale, con l'obiettivo di migliorare la qualità e la coerenza dell'azione dell'Italia in tema di APS valorizzando, in particolare, gli strumenti previsti dalla Legge n. 125/2014.

VI. ASPETTI ISTITUZIONALI DELLE FINANZE PUBBLICHE

VI.1 RECENTI SVILUPPI NORMATIVI IN TEMA DI RIFORMA DEL BILANCIO DELLO STATO

Successivamente alla presentazione del Documento di Economia e Finanza 2018 sono proseguiti gli adempimenti attuativi per il completamento della riforma del bilancio dello Stato.

In particolare, lo scorso settembre è stato emanato un provvedimento correttivo[1] delle disposizioni riguardanti la struttura del bilancio dello Stato e la disciplina delle gestioni contabili operanti in tesoreria.

Le principali innovazioni introdotte riguardano:

- la previsione di un prospetto, allegato alla legge di bilancio che, con riferimento a ciascun Ministero, riporti la distinzione della spesa in oneri inderogabili, fattori legislativi e adeguamento al fabbisogno, distintamente per gli stanziamenti di parte corrente e di conto capitale;
- l'iter di aggiornamento delle 'azioni' che potrà avvenire, sia nella fase di sperimentazione sia successivamente, con decreto del Ministro dell'Economia e delle Finanze, consentendo comunque ai decreti di variazioni di bilancio, conseguenti all'approvazione di nuove leggi, di istituire nuove azioni e modificare quelle esistenti. Inoltre, si è stabilito che le Note integrative al bilancio dello Stato dovranno essere redatte con riferimento specificatamente alle azioni e non alle unità elementari di bilancio (capitoli di bilancio);
- un affinamento delle norme di flessibilità e di regolamentazione di alcune situazioni contabili a ridosso della chiusura di esercizio;
- la predisposizione, in relazione alle entrate finalizzate, di un allegato conoscitivo al rendiconto generale dello Stato, per ciascun Ministero e per unità elementare del bilancio dell'entrata e della spesa, che illustri le entrate affluite e le spese sostenute nell'esercizio in relazione ai servizi e alle attività prestati dalle Amministrazioni centrali a favore di soggetti pubblici o privati, con separata indicazione di ciascuna voce di spesa;
- la revisione della disciplina dei c.d. 'fondi scorta', istituiti nei bilanci dei Ministeri cui sono attribuite funzioni in materia di difesa nazionale, ordine pubblico e sicurezza e soccorso, volti a soddisfare le esigenze inderogabili, mediante anticipazione di risorse finanziarie in favore delle strutture preposte a tali funzioni per sopperire alle momentanee deficienze di cassa;
- la ricognizione e gestione amministrativa delle gestioni contabili delle Amministrazioni centrali detenute presso il sistema bancario e postale;

[1] Si tratta del Decreto Legislativo 12 settembre 2018, n. 116, pubblicato sulla Gazzetta Ufficiale n. 235 del 9 ottobre 2018 che ha recato modifiche al Decreto Legislativo 12 maggio 2016, n. 90 relativo al completamento della revisione della struttura del bilancio dello Stato.

- la riformulazione dei principi contabili al fine di renderli coerenti con la nuova impostazione delineata con la riforma e, in particolare, con il nuovo concetto di impegno di spesa e con quello relativo all'accertamento qualificato dell'entrata;
- l'istituzione, presso il Ministero dell'Economia e delle Finanze, di un comitato deputato alla definizione degli indirizzi metodologici per l'adozione del bilancio di genere.

A fine 2018, inoltre, è stato emanato il provvedimento[2] che definisce la struttura del piano dei conti integrato delle Amministrazioni centrali dello Stato. Questo strumento consente di introdurre, previa sperimentazione, un sistema di contabilità integrata mediante affiancamento a fini conoscitivi della contabilità economico-patrimoniale alla contabilità finanziaria. Lo scopo è quello di assicurare l'armonizzazione dei sistemi contabili delle diverse Amministrazioni pubbliche, rafforzare il consolidamento, nelle fasi di previsione, gestione e rendicontazione, delle informazioni contabili e garantirne una maggiore tracciabilità e trasparenza. È in corso di pubblicazione sulla Gazzetta Ufficiale il decreto Ministeriale che disciplina la sperimentazione della contabilità integrata e del nuovo piano dei conti integrato, al fine di valutarne gli effetti prima della definitiva adozione.

Nell'ottica del potenziamento del bilancio di cassa dal 1° gennaio 2019 è entrato in vigore il nuovo concetto di impegno contabile, in base al quale l'obbligazione giuridicamente perfezionata è imputata contabilmente agli esercizi in cui diventa esigibile. Parallelamente sono in corso di svolgimento le attività per la sperimentazione del nuovo concetto di accertamento qualificato che prevede l'iscrizione delle entrate nel bilancio di previsione dello Stato in relazione all'ammontare che si presume di riscuotere nell'anno[3].

Una più ampia e dettagliata trattazione di tali argomenti è illustrata nel Rapporto sullo stato di attuazione della riforma della contabilità e finanza pubblica allegato al presente Documento di programmazione.

VI.2 LE REGOLE DI BILANCIO PER LE AMMINISTRAZIONI LOCALI

La regola dell'equilibrio di bilancio

Nel 2018 il legislatore, anche a seguito delle sentenze della Corte Costituzionale n. 247/2017 e n. 101/2018, ha proceduto ad una forte semplificazione della regola di finanza pubblica che prevede il concorso delle regioni, delle province autonome di Trento e di Bolzano, delle città metropolitane, delle province e dei comuni, al raggiungimento dell'obiettivo di indebitamento perseguito a livello nazionale nel rispetto del Patto di Stabilità e

[2] Si tratta del decreto del Presidente della Repubblica 12 novembre 2018, n. 140, pubblicato sulla Gazzetta Ufficiale n. 299 del 27 dicembre 2018.

[3] Il Decreto del Ministro dell'Economia e delle Finanze del 25 maggio 2018, pubblicato sulla Gazzetta Ufficiale n. 210 del 10 settembre 2018 disciplina le modalità e i tempi della sperimentazione del nuovo concetto di accertamento qualificato.

Crescita. Tale regola, introdotta nel 2012, riformata nel 2016[4] e quindi resa operativa dalle norme poste dalla Legge di Bilancio 2017[5], individuava un unico saldo non negativo in termini di competenza tra entrate finali e spese finali, al netto delle voci attinenti all'accensione o al rimborso di prestiti e all'avanzo o disavanzo di amministrazione, sia nella fase di previsione che di rendiconto. La riforma del 2016 aveva, inoltre, ampliato le possibilità di finanziamento degli investimenti sul territorio consentendo il finanziamento, oltre che attraverso il ricorso al debito, anche tramite l'utilizzo dei risultati d'amministrazione degli esercizi precedenti (avanzi pregressi) e l'inclusione nel saldo non negativo tra entrate e spese finali del Fondo Pluriennale Vincolato (FPV), al netto della quota finanziata da debito, sia tra le entrate sia tra le spese[6].

Con la sentenza n. 247 del 29 novembre 2017, la Corte Costituzionale, pur dichiarando non fondate le questioni di legittimità costituzionale avanzate dalle regioni sull'articolo 1, comma 1, lettera b), della Legge n. 164 del 2016 (saldo non negativo tra le entrate e le spese finali), ha fornito un'interpretazione in base alla quale l'avanzo di amministrazione e il FPV non possono essere limitati nel loro utilizzo, manifestando, di fatto, in più punti della sentenza, la predilezione per i principi contabili e gli equilibri di bilancio disciplinati dal Decreto Legislativo n. 118 del 2011 in materia di riforma/armonizzazione contabile. Secondo la Corte Costituzionale, infatti, il D. Lgs. n. 118/2011, che richiede tra l'altro il rispetto dell'equilibrio di bilancio di competenza finale e di parte corrente e l'equilibrio finale di cassa per tutte le amministrazioni territoriali, è in grado di assicurare agli enti territoriali la piena attuazione degli articoli 81 e 97 della Costituzione e il loro concorso agli obiettivi di finanza pubblica.

Se da un lato il superamento del c.d. '*doppio binario*' (ovvero l'esistenza degli equilibri introdotti sia dal Decreto Lgs. n. 118/2011 sia dalla L. n. 243/2012 così come riformata dalla L. n. 164/2016) costituisce una semplificazione per gli enti territoriali e un incentivo per rilanciare gli investimenti sul territorio, dall'altro avrebbe potuto rappresentare un rischio in termini di impatto sull'indebitamento netto.

L'attuazione a regime della richiamata sentenza della Corte Costituzionale ha reso necessario, pertanto, il rinvenimento di risorse, in termini di fabbisogno e indebitamento netto, ai sensi della legge di contabilità e finanza pubblica[7] che prevede che '*il Ministro dell'economia e delle finanze, allorché riscontri che l'attuazione di leggi rechi pregiudizio al conseguimento degli obiettivi di finanza pubblica, assume tempestivamente le conseguenti iniziative legislative al fine di assicurare il rispetto dell'articolo 81 della Costituzione. La medesima procedura è applicata in caso di sentenze definitive di organi giurisdizionali e della Corte Costituzionale recanti interpretazioni della normativa vigente suscettibili di determinare maggiori oneri, fermo restando quanto disposto in materia di personale dall'articolo 61 del Decreto Legislativo 30 marzo 2001, n. 165*'. Le

[4] L. n. 164/2016 attuativa della riforma costituzionale prevista dalla L. Cost. n. 1/2012, che ha rivisto il Capo IV della L. n. 243/2012.

[5] L. n. 232/2016, art. 1, c. 466.

[6] Tale fondo è costituito da risorse già accertate nell'esercizio in corso ma destinate al finanziamento di obbligazioni passive in esercizi successivi

[7] L. n. 196/2009, art. 17, c. 13.

relative coperture finanziarie sono state individuate, quindi, dal D.L. n. 91/2018[8] e dall'articolo 1, comma 826 della Legge di Bilancio 2019[9].

Per le regioni a statuto ordinario, tenendo conto dell'accordo sancito dalla Conferenza Stato regioni del 15 ottobre 2018, concernente il '*concorso regionale alla finanza pubblica, rilancio degli investimenti pubblici e assenso sul riparto del fondo per il finanziamento degli investimenti e lo sviluppo infrastrutturale del paese, in attuazione delle sentenze della Corte Costituzionale*', è stato previsto il rinvio al 2021 delle nuove regole di finanza pubblica. In particolare, le regioni hanno concordato l'applicazione delle sentenze della Corte Costituzionale n. 247/2017 e n. 101/2018 in materia di pieno utilizzo dell'avanzo di amministrazione a decorrere dall'anno 2021, al fine di conservare la possibilità di ricorrere al saldo positivo di finanza pubblica[10] per realizzare una parte del concorso alla manovra previsto a loro carico[11], pari a 2.496,2 milioni per il 2019 e 1.746,2 milioni nel 2020. In attuazione dell'accordo 15 ottobre 2018 la Legge di Bilancio 2019[12] ha previsto che le regioni a statuto ordinario concorrano alla finanza pubblica attraverso un saldo positivo di 1.696,2 milioni nel 2019 e di 837,8 nel 2020.

A decorrere dal 2019 (dal 2021 per le regioni a statuto ordinario), il nuovo quadro delineato dal legislatore prevede per tutti gli enti territoriali:

- il rispetto degli equilibri di bilancio (risultato di competenza dell'esercizio non negativo, finale e di parte corrente, ed equilibrio di cassa finale) e degli altri principi contabili introdotti dal D. Lgs. n. 118/2011 e, di conseguenza, il definitivo superamento del richiamato 'doppio binario';
- una semplificazione degli adempimenti di monitoraggio e certificativi, che consente di utilizzare in modo più efficiente le proprie risorse umane;
- la possibilità di programmare le proprie risorse finanziarie nel medio-lungo periodo per assicurare il rilancio degli investimenti sul territorio, anche attraverso l'utilizzo senza limiti degli avanzi di amministrazione e dei fondi vincolati pluriennali.

In un'ottica di sostenibilità di medio-lungo periodo e di finalizzazione del ricorso al debito, sono mantenuti fermi i principi generali, in particolare:

- il ricorso all'indebitamento da parte degli enti territoriali è consentito esclusivamente per finanziare spese di investimento, nei limiti previsti dalla legge dello Stato;
- le operazioni di indebitamento devono essere accompagnate da piani di ammortamento di durata non superiore alla vita utile dell'investimento, dove sono evidenziati gli oneri da sostenere e le fonti di copertura nei singoli esercizi finanziari.

[8] Previsto dall'articolo 13, comma 4.
[9] L. n. 145/2018.
[10] L. n. 232/2016, art. 1, c. 466 (Legge di Bilancio 2017).
[11] Dall'articolo 46, comma 6, del D.L. n. 66/2014.
[12] L'articolo 1, comma 841.

Essendo venuti meno, per effetto dell'entrata in vigore della Legge di Bilancio 2019, gli adempimenti a carico degli enti territoriali relativi al monitoraggio e alla certificazione degli andamenti di finanza pubblica previgenti[13], la verifica sugli andamenti della finanza pubblica in corso d'anno sarà effettuata attraverso il Sistema informativo sulle operazioni degli enti pubblici (SIOPE)[14], anche al fine di semplificare gli adempimenti a carico degli enti; mentre il controllo successivo verrà operato attraverso le informazioni trasmesse alla Banca Dati delle Amministrazioni Pubbliche (BDAP), istituita presso il MEF[15]. Al fine di assicurare l'invio da parte degli enti territoriali delle informazioni riferite ai bilanci di previsione ed ai rendiconti di gestione è stato previsto, inoltre, un sistema sanzionatorio (blocco assunzioni di personale e, per i soli enti locali, blocco trasferimenti, fino all'invio dei dati contabili[16]). Ciò al fine di assicurare un tempestivo monitoraggio sugli andamenti di finanza pubblica.

La semplificazione che discende dall'applicazione delle richiamate sentenze della Corte Costituzionale e le misure previste dalle ultime Leggi di Bilancio contribuiranno a rilanciare gli investimenti delle amministrazioni locali, il cui contributo alla crescita reale degli investimenti della PA è stato quasi sempre negativo dalla crisi del 2009.

FIGURA VI.1: INDEBITAMENTO NETTO E DEBITO DELLE AMMINISTRAZIONI LOCALI (IN PERCENTUALE DEL PIL) CONTRIBUTI ALLA CRESCITA REALE DEGLI INVESTIMENTI FISSI LORDI DELLA PA (dati a prezzi 2010)


10
5
0
-5
-10
-15
07 08 09 10 11 12 13 14 15 16 17
Enti di Previdenza
Amministrazioni locali
Amministrazioni centrali
PA (tasso di crescita reale)
0,6
0,4
0,2
0,0
-0,2
-0,4
-0,6
11,0
9,5
8,0
6,5
5,0
3,5
2,0
0,5
-1,0
07 08 09 10 11 12 13 14 15 16 17 18
Indebitamento netto
Debito lordo (asse dx)

Fonte: Elaborazioni su dati Istat e Banca d'Italia.

[13] L. n. 232/2016, art. 1, c. 469.
[14] Introdotto dall'art. 28 della L. n. 289/2002, come disciplinato dall'art. 14 della L. n. 196/2009.
[15] Prevista dall'art.13 della L. n. 196 del 2009.
[16] Articolo 9, comma 1-quinquies, D.L. n. 113/2016 (blocco assunzioni personale) e art.161, c. 4, D. Lgs. n. 267/2000 (blocco trasferimenti per enti locali).

Per favorire gli investimenti sul territorio, la Legge di Bilancio 2019[17] rafforza, infatti, le misure in materia di investimenti delle amministrazioni locali avviate nel biennio 2017-2018. I primi interventi sono stati indirizzati al finanziamento della progettazione definitiva ed esecutiva dei comuni della zona a rischio sismico 1 (estesa alla zona a rischio sismico 2 nel 2018)[18], per un ammontare pari a 5 milioni per il 2017, 25 milioni per il 2018 e 30 milioni per il 2019), con la Legge di Bilancio 2018 sono stati previsti, poi, contributi agli investimenti per opere pubbliche di messa in sicurezza degli edifici e del territorio, nel limite complessivo di 150 milioni per il 2018, 300 milioni per il 2019 e 400 milioni per il 2020.

La Legge di Bilancio 2019, nell'individuare il comparto e l'iter di individuazione degli enti beneficiari, prevede le seguenti misure finanziarie aggiuntive nel medio-lungo periodo[19]:

- contributi ai comuni per piccole opere, nel limite complessivo di 400 milioni per il 2019 (art. 1, c. da 107 a 114);
- contributi per la realizzazione di opere pubbliche per la messa in sicurezza degli edifici e del territorio in favore delle regioni a statuto ordinario, nel limite complessivo di 135 milioni annui per il periodo 2021-2025, 270 milioni per il 2026, 315 milioni annui per il periodo 2027-2032 e 360 milioni per il2033 (art. 1, c. da 134 a 138);
- contributi per la realizzazione di opere pubbliche per la messa in sicurezza degli edifici e del territorio in favore dei comuni, nel limite complessivo di 250 milioni annui per il periodo 2021-2025, 400 milioni per il 2026, 450 milioni annui per il periodo 2027-2031 e 500 milioni per il 2032 (art. 1, c. da 139 a 148);
- contributi per edilizia sanitaria, nel limite complessivo di 100 milioni annui per ciascuno degli anni 2021 e 2022, 300 milioni annui per il triennio 2023-2025, 400 milioni annui per il periodo 2026-2031, 300 milioni per il 2032 e 200 milioni per il 2033 (art. 1, c. 555 e 556);
- contributo per le province delle regioni a statuto ordinario per strade e scuole, per un importo complessivo di 250 milioni annui per il periodo 2019-2033 (art. 1, c. 889 e 890);
- contributi per investimenti delle regioni a statuto ordinario, pari a 800 milioni per l'anno 2019, 908 milioni per il 2020, 1.033 milioni annui per il biennio 2021-2022 e 468 milioni per il 2033 (art.1, c. 833 e ss.);
- contributi per investimenti nell'ambito degli Accordi con le autonomie speciali, per un importo complessivo nel periodo 2019-2033 pari a 2.486 milioni (art.1, c. 126 e c. 875 e ss.);
- contributi per messa in sicurezza dei ponti, per un importo complessivo di 50 milioni annui per il periodo 2019-2023 (art. 1, c. 891);
- contributi per interventi di ripristino straordinario della piattaforma stradale della grande viabilità e per la revisione progettuale del completamento della

[17] L. n. 145/2018.
[18] Prevista dall'articolo 41-bis del D.L. n. 50/2017.
[19] A tali misure vanno aggiunte, tra l'altro, le ulteriori risorse previste dal comma 95 (Fondo investimenti amministrazioni centrali) e dal comma 1028 (Rischio idrogeologico).

Metro linea C a favore di Roma Capitale, nel limite complessivo di 95 milioni per il 2019, 85 milioni per il 2020 e 20 milioni il 2021 (art. 1, c. 931 e 933).

Il Patto per la Salute e i Tetti alla spesa farmaceutica

La spesa delle regioni per la sanità è soggetta alla disciplina contenuta nel Patto per la Salute, un'intesa avente un orizzonte temporale triennale, negoziata tra Stato, regioni e Province Autonome di Trento e Bolzano. Dal 2000 attraverso tali intese, i soggetti istituzionali coinvolti concordano l'ammontare delle risorse da destinare al finanziamento del Servizio Sanitario Nazionale (SSN) al fine di garantire le risorse necessarie alla programmazione di medio periodo, fissando gli strumenti di *governance* del settore e le modalità di verifica degli stessi.

A fronte del finanziamento statale al SSN, si richiede alle regioni di assicurare l'equilibrio nel settore sanitario, tramite l'integrale copertura di eventuali disavanzi. In caso di deviazione dall'equilibrio sono previste misure correttive automatiche, quali l'aumento dell'imposta addizionale regionale sul reddito delle persone fisiche e dell'IRAP e il divieto di sostituzione del personale in quiescenza (*turn over*). Strumento essenziale della *governance* è l'obbligo di presentare un Piano di rientro se il settore sanitario regionale presenta un deficit superiore ad una certa soglia fissata per legge ovvero se, pur in presenza di un deficit inferiore alla suddetta soglia, la regione non dispone di mezzi di copertura, oppure se la regione presenta rilevanti carenze nella qualità delle cure[20]. All'interno del Piano sono programmate le misure da mettere in atto al fine di ripristinare la posizione di pareggio di bilancio su un orizzonte temporale di tre anni e la definizione degli strumenti di monitoraggio e verifica della sua attuazione. La normativa prevede, infine, il commissariamento della funzione sanitaria, qualora il Piano di rientro non sia redatto in modo adeguato o non sia attuato nei tempi e nei modi previsti. Recentemente è stata introdotta l'incompatibilità tra il ruolo di Commissario e l'esercizio di qualsiasi incarico istituzionale nella regione commissariata[21]. Dal 2016, la presentazione dei Piani di rientro è obbligatoria anche per le aziende ospedaliere, incluse quelle universitarie, gli Istituti di ricovero e cura di natura pubblica e degli altri enti che erogano prestazioni di ricovero e cura, che presentino squilibri di un certo rilievo tra costi e ricavi[22] o non rispettino parametri di qualità ed efficacia delle cure[23].

L'ultimo Patto per la Salute è stato stipulato il 10 luglio 2014 ed è relativo al triennio 2014-2016. Nell'accordo è stato definito il livello del finanziamento cui concorre lo Stato e sono stati affrontati aspetti relativi all'organizzazione e alla regolamentazione del SSN. Il Patto è stato recepito nella Legge di Stabilità per il 2015. Per gli anni successivi al 2016 gli interventi normativi più recenti hanno ridefinito il livello di finanziamento del SSN, pur in assenza di un nuovo accordo. In particolare, la Legge di Bilancio 2019 ha definito il livello del finanziamento del

[20] La soglia, fissata al 5 per cento, è data dal rapporto tra il deficit nominale regionale e l'importo totale delle risorse assegnate dallo Stato per il finanziamento del servizio sanitario regionale.

[21] Art. 25-septies del D.L. n. 119/2018, convertito dalla L. n. 136/2018.

[22] Scostamento tra costi e ricavi superiore al 7 per cento dei ricavi oppure pari ad almeno 7 milioni in valore assoluto.

[23] Art. 1, c. 521-536, L. n. 208/2015 (Legge di Stabilità 2016).

SSN per il triennio 2019-2021[24] rispettivamente in 114.474, 116.474 e 117.974 milioni subordinando, tuttavia, l'accesso agli incrementi previsti per gli anni 2020 e 2021, rispetto al 2019, alla stipula di un nuovo Patto per la Salute per il periodo 2019-2021. Le disposizioni individuano anche i principali ambiti di intervento che dovranno essere oggetto del Patto. Sono attualmente in corso le interlocuzioni tra Amministrazioni centrali e regioni al fine di raggiungere una condivisione sulle tematiche.

A partire dal 2017, una quota del livello di finanziamento del fabbisogno sanitario nazionale standard, pari a 1 miliardo, è vincolata alla spesa per l'acquisto di particolari tipi di farmaci di cui 500 milioni per farmaci innovativi e 500 milioni per farmaci oncologici.

I vincoli sulla spesa farmaceutica, modificati in modo sostanziale dalla Legge di Bilancio 2017, sono confermati. In particolare, i tetti vigenti risultano fissati nella misura del 7,96 per cento del livello del finanziamento del SSN con riferimento alla spesa farmaceutica convenzionata[25] e nella misura del 6,89 per cento con riferimento alla spesa farmaceutica per acquisti diretti[26].

In caso di sforamento dei tetti è tuttora vigente il meccanismo automatico di correzione (c.d. *payback*). Se viene superato il tetto della spesa farmaceutica convenzionata, la parte eccedente deve essere coperta dalla catena degli operatori del settore farmaceutico (produttori, grossisti, farmacie); eventuali eccedenze di spesa rispetto al tetto della spesa farmaceutica per acquisti diretti sono addebitate per il 50 per cento alle regioni e il restante 50 per cento alle aziende farmaceutiche. Con la Legge di Bilancio 2019 sono state introdotte, a decorrere dal 2019, modalità semplificate per la determinazione del *payback* della spesa farmaceutica per acquisti diretti, che tra l'altro prevedono che l'Agenzia italiana del farmaco (AIFA) si avvalga dei dati desunti dalle fatture elettroniche ai fini del monitoraggio della spesa. Ciò dovrebbe rendere più affidabili le informazioni di base e dovrebbe quindi consentire di evitare o quanto meno limitare il contenzioso che le aziende farmaceutiche hanno promosso a partire dal 2013. La definitiva regolazione del contenzioso pregresso dovrebbe invece essere assicurata dalle disposizioni introdotte dal Decreto Legge n. 135/2018, convertito dalla Legge n. 12/2019[27], che prevedono che qualora entro il 30 aprile 2019 le aziende farmaceutiche versino in entrata al bilancio dello Stato l'importo complessivo di 2.378 milioni di euro, al lordo delle somme già versate riferite al periodo 2013-2017, il contenzioso relativo alle suddette annualità si intenda estinto per cessata materia del contendere.

[24] Art. 1, c. 514, 518 e 526, L. n. 145/2018 (Legge di Bilancio 2019).

[25] La spesa farmaceutica convenzionata indica la spesa riferibile ai farmaci rimborsabili, al lordo delle quote di partecipazione alla spesa a carico degli assistiti, distribuiti attraverso le farmacie pubbliche e private convenzionate.

[26] La spesa farmaceutica per acquisti diretti indica la spesa riferibile ai farmaci acquistati direttamente dalle aziende sanitarie, erogati in ospedalieri oppure distribuiti direttamente dalle medesime aziende sul territorio. Tale distribuzione può avvenire anche attraverso specifici accordi con le farmacie convenzionate. La quota di spesa pari a un miliardo destinata, a partire dal 2017, ai farmaci innovativi ed oncologici è esclusa dal computo dei tetti.

[27] Art. 9-bis, c. 3-6.

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ISSN: 2239-0928

Exhibit (7)

2019 National Reform Programme
(Section III of the Economic and Financial Document of 2019, dated April 9, 2019)

MINISTERO DELL'ECONOMIA E DELLE FINANZE



DOCUMENTO DI ECONOMIA E FINANZA 2019

Sezione III **Programma Nazionale di Riforma**

MINISTERO DELL'ECONOMIA E DELLE FINANZE

DOCUMENTO DI ECONOMIA E FINANZA 2019

Sezione III Programma Nazionale di Riforma

Presentato dal Presidente del Consiglio dei Ministri
Giuseppe Conte

e dal Ministro dell'Economia e delle Finanze
Giovanni Tria

Deliberato dal Consiglio dei Ministri il 9 aprile 2019

PREMESSA

Il Documento di Economia e Finanza 2019, il primo del nuovo Governo, ripercorre i risultati conseguiti in dieci intensi mesi di attività e traccia le linee guida della politica di bilancio e di riforma che si intende attuare nel prossimo triennio. Il Governo ha pienamente realizzato il programma iniziale di riforma economica e sociale descritto a inizio autunno nella Nota di aggiornamento del DEF 2018. Ciò è avvenuto in un contesto economico internazionale ed europeo che si è fatto progressivamente più difficile e in presenza di periodi di tensione nel mercato dei titoli di Stato. Il Governo ha fronteggiato la situazione modificando il programma di bilancio per raggiungere alla fine dello scorso anno un accordo con la Commissione Europea che non ha precluso la realizzazione dei propri obiettivi di riforma e inclusione sociale.

Seppur in un contesto economico congiunturale profondamente cambiato e più complesso, con questo documento il Governo conferma gli obiettivi fondamentali della sua azione: ridurre progressivamente il gap di crescita con la media europea che ha caratterizzato l'economia italiana soprattutto nell'ultimo decennio e, al tempo stesso, il rapporto debito/PIL. A tal fine, la strategia dell'Esecutivo ribadisce il ruolo degli investimenti pubblici come fattore fondamentale di crescita, innovazione, infrastrutturazione sociale e aumento di competitività del sistema produttivo; l'azione di riforma fiscale in attuazione progressiva di un sistema di flat tax come componente importante di un modello di crescita più bilanciato; il sostegno alle imprese impegnate nell'innovazione tecnologica e il rafforzamento contestuale della rete di protezione e inclusione sociale.

La difficile situazione economica che abbiamo oggi di fronte si caratterizza per una caduta dell'attività manifatturiera che ha particolarmente colpito la Germania e l'Italia a causa sia della loro specializzazione produttiva sia della spiccata propensione all'esportazione. Le relazioni internazionali sono profondamente mutate negli ultimi due anni e l'andamento del commercio mondiale ne ha risentito in misura crescente. A ciò si sono aggiunti il rallentamento di alcune grandi economie emergenti, il deprezzamento dei rispettivi tassi di cambio, il protrarsi della incertezza sulla Brexit e i cambiamenti regolatori e tecnologici che hanno interessato l'industria dell'auto. Queste tendenze si sono risolte in un marcato rallentamento della crescita europea, cui si è associato il permanere di condizioni di bassa inflazione. Tali condizioni risultano più sfavorevoli per i Paesi maggiormente colpiti dalla crisi di inizio decennio, quali l'Italia.

In tale contesto, la performance del nostro paese mostra che l'occupazione e il valore aggiunto dei servizi hanno tenuto, ma ciò non è stato sufficiente ad assicurare un adeguato ritmo di crescita del Prodotto Interno Lordo. Il 2018 si è chiuso con un incremento del PIL reale dello 0,9 per cento, su cui ha pesato la dinamica sfavorevole della seconda metà dell'anno che ha determinato anche un

effetto di trascinamento lievemente negativo sul 2019. Come conseguenza delle mutate condizioni interne ed esterne, la proiezione di crescita tendenziale per quest'anno è stata rivista al ribasso, passando dall'1,0 per cento della previsione di fine anno allo 0,1 per cento del presente documento.

Il superamento di questa fase di bassa crescita nominale della nostra economia dipende dall'evoluzione dell'economia internazionale e dall'efficacia delle politiche di rilancio, sia macroeconomiche sia di riforma strutturale, che stiamo mettendo in campo.

È inoltre necessario un cambiamento a livello europeo per passare a un modello di crescita che, senza pregiudicare la competitività dei Paesi dell'Unione, si basi maggiormente sulla promozione della domanda interna. Gli altissimi surplus commerciali di alcuni paesi europei rappresentano squilibri macroeconomici che sono fonte di eccessiva esposizione a shock esterni all'Unione, soprattutto in una fase storica in cui a livello globale si assiste a un possibile cambio di approccio rispetto al commercio internazionale e al multilateralismo. Pertanto, a livello europeo il Governo promuoverà una rivisitazione dell'approccio di politica economica, dalle regole di bilancio alla politica industriale, commerciale, degli investimenti e dell'innovazione.

L'attuale fase di debolezza ciclica dell'economia rende necessario sostenere l'attività economica e in particolare gli investimenti pubblici e privati, che, pur in ripresa, nel 2018 sono risultati pari al 18 per cento del PIL, a fronte di livelli superiori al 20 per cento negli anni antecedenti la crisi.

Il Governo ha approntato due pacchetti di misure di sostegno agli investimenti. Il primo, il decreto-legge "Crescita", si concentra su misure di stimolo all'accumulazione di capitale e alla realizzazione di investimenti. Tra le altre misure si reintroduce, il super-ammortamento, rimodulato in modo da favorire le piccole e medie imprese, si sostituisce la mini-IRES con la riduzione delle aliquote delle imposte dirette sui redditi riconducibili agli utili trattenuti nell'impresa e si semplificano le procedure di fruizione dell'agevolazione patent box. Le misure di sostegno agli investimenti privati sono accompagnate da un aumento delle risorse di bilancio per gli investimenti degli enti territoriali. Risorse che si sommano agli effetti positivi attesi in termini di maggiori investimenti attribuibili alle misure di sblocco degli avanzi introdotte con la Legge di bilancio per il 2019.

Il secondo provvedimento, il decreto-legge "Sblocca cantieri", punta a invigorire la ripresa del settore delle costruzioni, snellendo la legislazione vigente in materia di aggiudicazione dei contratti, appalti integrati, subappalti, norme sulla progettazione, partenariato pubblico-privato e procedure di approvazione di varianti di progetto. Gli investimenti in costruzioni sono aumentati lo scorso anno del 2,6 per cento e il numero dei permessi di costruzione è notevolmente salito. Il miglioramento del quadro di regolamentazione derivante dall'intervento legislativo, unitamente all'impegno del Governo ad aumentare le risorse per gli investimenti pubblici e agli incentivi per la ristrutturazione degli immobili, anche

in chiave antisismica, dovrebbero pertanto creare le condizioni per una vera ripresa di un settore che resta cruciale per l'occupazione e l'andamento generale dell'economia.

Questi interventi hanno un impatto neutrale sulla finanza pubblica, a testimonianza dell'attenzione del Governo alla disciplina di bilancio. Nell'accordo di fine anno con la Commissione Europea, il Governo aveva indicato una previsione di indebitamento netto per il 2019 pari al 2 per cento del PIL. La Legge di Bilancio contiene una clausola che, in caso di deviazione dall'obiettivo di indebitamento netto, prevede il blocco di due miliardi di spesa pubblica. Sulla base delle nuove previsioni pubblicate in questo documento, tale scenario appare ora probabile. Il Governo attuerà pertanto tale riduzione di spesa.

Per effetto dell'attivazione della riduzione di spesa prevista dalla legislazione vigente (che, quindi, non costituisce una 'manovra' aggiuntiva), il deficit di quest'anno è stimato al 2,4 per cento del PIL. In termini strutturali, ovvero al netto dell'andamento ciclico e delle misure temporanee, questo risultato darebbe luogo a una variazione dell'indebitamento di solo -0,1 punti percentuali. Tenendo conto della flessibilità concordata con la Commissione in relazione a spese straordinarie per il contrasto dei rischi idrogeologici e interventi straordinari sulle infrastrutture, nonché del livello negativo dell'output gap, il risultato di quest'anno rientrerebbe nei limiti del Patto di Stabilità e Crescita (PSC).

Per gli anni successivi, il Programma di Stabilità traccia un sentiero di finanza pubblica che riduce gradualmente il deficit della PA fino all'1,5 per cento nel 2022, con una diminuzione di 0,3 punti percentuali all'anno che determina un miglioramento quasi equivalente del saldo strutturale. Secondo le nuove proiezioni ufficiali, il deficit strutturale scenderebbe dall'1,5 percento del PIL di quest'anno allo 0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale. Gli obiettivi programmatici tracciati nel Programma sono in linea con il dettato del PSC pur puntando a miglioramenti del saldo strutturale più contenuti in confronto a un'interpretazione letterale delle regole, come impongono le condizioni ancora difficili in cui versa la nostra economia e il recente indebolimento ciclico.

L'andamento previsto dell'inflazione e del deflatore del PIL per l'anno in corso e il prossimo triennio rimane improntato a una forte moderazione, rendendo più complesso il conseguimento di un'elevata crescita nominale e di una marcata riduzione del rapporto fra debito pubblico e PIL. Le nuove previsioni ufficiali indicano per il 2019 un incremento del rapporto debito/PIL, che è già moderatamente aumentato lo scorso anno. Per i prossimi anni, il Programma di Stabilità mira a una riduzione del rapporto debito/PIL, che risulterebbe prossimo al 129 per cento nell'anno finale della previsione.

Per quanto riguarda gli obiettivi interni di politica di bilancio, lo scenario programmatico qui presentato prevede un aumento degli investimenti pubblici nel prossimo triennio, che dal 2,1 per cento del PIL registrato nel 2018 si porterebbero al 2,6 per cento del PIL nel 2022.

In linea con il Contratto di Governo, si intende inoltre continuare, nel disegno di Legge di Bilancio per il prossimo anno, il processo di riforma delle imposte sui redditi ("flat tax") e di generale semplificazione del sistema fiscale, alleviando l'imposizione a carico dei ceti medi. Questo nel rispetto degli obiettivi di finanza pubblica definiti in questo documento.

Il profilo delineato per l'indebitamento netto, anche alla luce degli oneri necessari al rifinanziamento delle cd politiche invariate (missioni di pace, pubblico impiego, investimenti), richiederà l'individuazione di coperture di notevole entità. La legislazione vigente in materia fiscale viene per ora confermata nell'attesa di definire le misure alternative di copertura e di riforma fiscale nel corso dei prossimi mesi, in preparazione della Legge di Bilancio 2020.

La previsione di crescita del PIL nello scenario programmatico, pur influenzata dai vincoli di bilancio, è superiore a quella dello scenario tendenziale ad eccezione nell'anno finale, attestandosi allo 0,2 per cento per il 2019 per poi aumentare allo 0,8 per cento nei tre anni successivi (rispetto a uno scenario tendenziale che sconta tassi di crescita reale dello 0,6 per cento nel 2020, 0,7 per cento nel 2021 e 0,9 per cento nel 2022). Guardando alle più recenti previsioni delle istituzioni internazionali si osserva che, pur in un quadro di rallentamento, nel 2020 la nostra economia dovrebbe ridurre il divario di crescita rispetto alla media dei paesi dell'Area Euro e alle grandi economie europee (Francia e Germania).

In generale è opportuno ribadire quanto già affermato in passato, ovvero che le previsioni ufficiali sono e devono essere di natura prudenziale, poiché finalizzate alla costruzione di un quadro attendibile e condiviso di finanza pubblica. Il Governo punta a conseguire risultati ben più significativi in materia di crescita economica all'interno di un approccio attento alla dimensione del benessere equo e sostenibile.

Le riforme sono la via maestra per migliorare il potenziale di crescita dell'economia. Il Programma Nazionale di Riforma di quest'anno, il primo presentato dal nuovo Governo, ripercorre le diverse misure e riforme già intraprese ed espone la strategia per il prossimo triennio.

Il Governo ha dato la priorità all'inclusione sociale, al contrasto alla povertà, all'avvio al lavoro della popolazione inattiva e al miglioramento dell'istruzione e della formazione. Il Decreto Dignità punta a ridurre la precarietà del lavoro, disincentivando l'utilizzo eccessivo dei contratti a termine e promuovendo l'utilizzo di quelli a tempo indeterminato. Il Reddito di Cittadinanza ha la duplice finalità di contrasto alla povertà e di attivazione dei beneficiari in termini di ricerca del lavoro e di sentieri formativi.

La revisione del sistema pensionistico operata con 'Quota 100' intende consentire un accesso più agevole alla pensione, favorendo anche il ricambio generazionale e l'innovazione e la produttività di imprese e Amministrazioni pubbliche.

Il tema del lavoro continuerà ad avere un posto centrale nell'azione di politica economica del Governo dei prossimi anni, con l'obiettivo di garantire agli italiani condizioni d'impiego più dignitose e adeguate retribuzioni. Saranno oggetto di valutazione l'introduzione di un salario minimo orario per i settori non coperti da contrattazione collettiva e la previsione di trattamenti congrui per l'apprendistato nelle libere professioni. Si continuerà inoltre a lavorare per ridurre il cuneo fiscale sul lavoro e gli adempimenti burocratici, anche attraverso la digitalizzazione.

Lo sviluppo dell'economia richiede, accanto all'investimento in infrastrutture fisiche, anche un ampio sforzo nel campo dell'innovazione tecnologica e della ricerca. Il Governo predisporrà delle Strategie Nazionali per l'Intelligenza Artificiale e per la Blockchain. Risorse significative saranno investite nella diffusione della banda larga e nello sviluppo della rete 5G. Si sono inoltre rifinanziati gli strumenti del Piano Impresa 4.0 e per il supporto all'innovazione nelle piccole e medie imprese.

Il Governo rilancerà la politica industriale dell'Italia, con l'obiettivo non solo di rivitalizzare settori da tempo in crisi, ma anche di rendere l'Italia protagonista in industrie che sono al centro della transizione verso un modello di sviluppo sostenibile. Il passaggio a standard ecologici più elevati rappresenta una vera opportunità di crescita per l'Italia, che deve essere perseguita attraverso l'incentivazione alle attività di ricerca, progettazione e produzione di mezzi di trasporto a basso impatto ambientale nel nostro Paese. Il Governo rafforzerà il sostegno alla sperimentazione e adozione delle trasformazioni digitali e delle tecnologie abilitanti che offrano soluzioni per produzioni più sostenibili e circolari. La green finance può fornire un importante contributo alla crescita di tali attività, e il Governo ne sosterrà lo sviluppo.

Le semplificazioni amministrative saranno parte di un più generale provvedimento di accelerazione della crescita che il Governo intende varare nei prossimi mesi, che procederà alla ricognizione, tipizzazione e riduzione dei regimi abilitativi, individuando i procedimenti di autorizzazione non indispensabili ed eliminando tutti gli oneri amministrativi superflui.

L'efficienza della giustizia rappresenta un fattore decisivo per la ripresa economica e per rinnovare nei cittadini la fiducia nella legalità. In questo contesto sono stati attuati interventi diretti alla velocizzazione dei procedimenti giurisdizionali civili e penali, come la riforma organica delle procedure di insolvenza, cui si aggiungono le importanti risorse stanziate per risolvere le carenze di organico del personale amministrativo e della magistratura.

Inoltre, l'Italia si caratterizza ormai da anni per il declino delle nascite e la bassa partecipazione femminile al mercato del lavoro. Il Governo intende proseguire sulla strada dell'alleggerimento del carico fiscale e della destinazione

di maggiori risorse a favore delle famiglie, con particolare riguardo a quelle numerose e con componenti in condizione di disabilità. Iniziative future verteranno prioritariamente sul riordino dei sussidi per la natalità e la genitorialità, la promozione del welfare familiare aziendale, il miglioramento del sistema sanitario e delle relative infrastrutture.

Infine, tra i principali obiettivi programmatici dell'azione di Governo vi è anche il sostegno all'istruzione scolastica e universitaria e alla ricerca attraverso misure atte a finanziarne lo sviluppo, con particolare attenzione al capitale umano e infrastrutturale.

In sintesi, l'obiettivo fondamentale del programma di Governo è il ritorno a una fase di sviluppo economico contraddistinta da un miglioramento dell'inclusione sociale e della qualità della vita, tale da garantire la riduzione della povertà e la garanzia dell'accesso alla formazione e al lavoro, agendo al contempo anche nell'ottica di invertire il trend demografico negativo. Sul versante della competitività, l'economia italiana sarà rafforzata dal miglioramento del contesto produttivo indotto dalla riduzione dei costi per le imprese, sia di tipo fiscale, sia più in generale inerenti il sistema burocratico.

Giovanni Tria

Ministro dell'Economia e delle Finanze

INDICE 2019

APPENDICE

INDICE DELLE TAVOLE, DELLE FIGURE E DEI BOX

TAVOLE

FIGURE

BOX

I. LA STRATEGIA DI RIFORMA DEL GOVERNO

I.1 GLI OBIETTIVI DI RIFORMA DEL GOVERNO

La strategia di riforma del Governo si basa sul 'Contratto per il Governo del cambiamento' firmato dai *leader* politici della coalizione nel maggio dello scorso anno. Una prima versione del programma di riforma è stata presentata nella Nota di Aggiornamento del DEF 2018 a fine settembre. Il presente documento la amplia e approfondisce, evidenziando le molteplici azioni già intraprese dal Governo in tema di lavoro, inclusione sociale, previdenza, tassazione e funzionamento della Pubblica Amministrazione (PA).

Il Contratto di Governo formula ambiziosi obiettivi in campo economico e sociale, dal contrasto alla povertà all'alleggerimento dell'imposizione fiscale e alla maggiore flessibilità dei pensionamenti; dal controllo dell'immigrazione alla qualità del lavoro e al miglioramento delle condizioni socio-economiche degli italiani.

Il Governo si è posto l'obiettivo di accrescere l'inclusione sociale, riducendo la povertà, avviando al lavoro la popolazione inattiva e migliorando l'istruzione e la formazione. Il Decreto Dignità, approvato dal Parlamento la scorsa estate, ha introdotto misure tese a ridurre la precarietà del lavoro, disincentivando l'utilizzo eccessivo dei contratti a termine e promovendo l'utilizzo di quelli a tempo indeterminato. Il Reddito di Cittadinanza (RdC) è uno strumento con una duplice finalità: di contrasto alla povertà e sostegno alle famiglie, ai giovani e agli anziani (con la Pensione di Cittadinanza); ma, anche, di attivazione dei beneficiari in termini di ricerca del lavoro e di sentieri formativi. Rispetto a quest'ultima finalità è molto importante il ruolo dei Centri per l'Impiego (CpI), che saranno potenziati con investimenti in risorse umane e tecnologiche e diventeranno il perno di questa nuova politica sociale.

La revisione del sistema pensionistico operata con la cd 'Quota 100' consente a lavoratori con lunghe storie contributive di accedere più agevolmente alla pensione anticipata, favorendo il ricambio generazionale e migliorando l'innovazione e la produttività delle imprese e dell'Amministrazione pubblica.

Il tema del lavoro continuerà ad avere un posto centrale nell'azione di politica economica del Governo dei prossimi anni, con l'obiettivo di garantire agli italiani condizioni d'impiego più dignitose e adeguate retribuzioni. Tra gli interventi che potrebbero essere oggetto di valutazione rientrano l'introduzione di un salario minimo orario per i settori non coperti da contrattazione collettiva e la previsione di trattamenti congrui per l'apprendistato nelle libere professioni. Inoltre, si lavorerà per ridurre il cuneo fiscale sul lavoro e gli adempimenti burocratici per i datori di lavoro, anche attraverso la digitalizzazione.

Un'altra area prioritaria per la politica economica e le riforme è quella delle infrastrutture e degli investimenti pubblici. L'anno scorso gli investimenti dell'Amministrazione pubblica hanno toccato un nuovo minimo dell'1,9 per cento in rapporto al PIL, da una media del 3,0 per cento nel decennio precedente la crisi del debito sovrano nel 2011. Il declino delle opere pubbliche ha avuto un forte effetto depressivo sull'attività economica.

Inoltre, come evidenziato drammaticamente dal crollo del viadotto Morandi a Genova, le infrastrutture del Paese hanno urgente bisogno di manutenzione e modernizzazione. La ripresa degli investimenti deve coinvolgere non solo i vari livelli dell'Amministrazione pubblica, ma anche le società partecipate o titolari di concessioni pubbliche. La Legge di Bilancio per il 2019 finanzia la creazione di unità di coordinamento per lo sviluppo delle infrastrutture e il supporto alle amministrazioni territoriali nell'attività di progettazione e gestione dei progetti. Opportuni cambiamenti organizzativi e regolatori saranno inoltre introdotti onde rimuovere gli ostacoli burocratici e legali che negli ultimi anni hanno frenato le opere pubbliche.

L'imposizione fiscale è un'altra area prioritaria di riforma. L'obiettivo del Governo è di ridurre la pressione fiscale su famiglie e imprese.

Il Governo, in linea con il Contratto di Governo, intende inoltre continuare, nel disegno di Legge di Bilancio per il prossimo anno, il processo di riforma delle imposte sui redditi ('flat tax') e di generale semplificazione del sistema fiscale, alleviando l'imposizione a carico dei ceti medi. Questo nel rispetto degli obiettivi di finanza pubblica definiti nel Programma di Stabilità (sezione I del DEF).

La prima fase della riforma fiscale è già stata attuata con la Legge di Bilancio per il 2019, che ha innalzato a 65.000 euro il limite di reddito per il cd 'regime dei minimi' soggetto ad aliquota del 15 per cento. Con lo stesso provvedimento è stato introdotto, a decorrere dal 2020, un regime sostitutivo di IRPEF e IRAP, con aliquota del 20 per cento, per le persone fisiche esercenti attività d'impresa o lavoro autonomo e con redditi fra i 65.000 e i 100.000 euro. Inoltre, per incentivare gli investimenti, le imprese potranno beneficiare di una riduzione dell'aliquota IRES e IRPEF applicabile agli utili non distribuiti. La disciplina è stata modificata dal Decreto crescita.

La politica fiscale non può ovviamente prescindere dalla sostenibilità delle finanze pubbliche. Da ormai trent'anni il debito pubblico vincola le politiche economiche e sociali dell'Italia. A prescindere dalle regole di bilancio, è necessario ridurre gradualmente il rapporto debito/PIL per rafforzare la fiducia degli investitori in titoli di Stato e abbattere gli oneri per interessi. I rendimenti a cui lo Stato si indebita sono un termometro della fiducia nel Paese e nelle sue finanze pubbliche. Inoltre, essi giocano un ruolo cruciale nel determinare le condizioni di finanziamento per le banche e le aziende italiane. Una marcata discesa dei rendimenti è essenziale per la completa realizzazione del programma di politica economica del Governo. È questa la motivazione principale dell'accordo che il Governo ha raggiunto con la Commissione Europea a dicembre, in cui è stato confermato l'impegno a ridurre gradualmente l'indebitamento netto dell'Amministrazione pubblica e a migliorare il saldo strutturale di bilancio.

Il taglio delle aliquote d'imposta favorirà la crescita dell'economia e, quindi, del gettito fiscale. Tuttavia, allo scopo di ridurre l'indebitamento sarà anche necessario compiere un paziente lavoro di revisione della spesa corrente dell'Amministrazione pubblica e delle agevolazioni fiscali. Tale lavoro porterà a un primo pacchetto di misure già nella Legge di Bilancio per il 2020.

Lo sviluppo dell'economia richiede anche un ampio sforzo nel campo dell'innovazione tecnologica e della ricerca. Il Governo concluderà il lavoro per la predisposizione delle Strategie Nazionali per l'Intelligenza Artificiale e per la *Blockchain*, entrambe elaborate con il supporto di esperti. Accanto alla pianificazione strategica proseguiranno le sperimentazioni sull'utilizzo di queste tecnologie. Si intende inoltre partecipare attivamente al programma 'Europa Digitale', che si indirizzerà all'intelligenza artificiale, alla sicurezza informatica,

alle competenze digitali, alla digitalizzazione dell'Amministrazione pubblica e ai super-computer.

Risorse significative saranno investite nella diffusione della banda larga e si promuoverà lo sviluppo della rete 5G; l'obiettivo strategico per i prossimi anni risiede nella creazione delle condizioni per un efficace lancio commerciale e per la diffusione di questa innovativa tecnologia. Sul fronte strategico il Governo sarà impegnato nella realizzazione del Piano aree grigie e nella strutturazione di strumenti operativi di sostegno della domanda di servizi digitali.

Sono stati rifinanziati gli strumenti del Piano 'Impresa 4.0', tra i quali la Nuova Sabatini per il supporto all'innovazione nelle piccole e medie imprese (PMI). Il Governo ha avviato un processo di rivisitazione delle misure di incentivazione, affinché siano maggiormente calibrate sul tessuto produttivo costituito prevalentemente da piccole imprese, al fine di favorire l'acquisizione e lo sviluppo delle competenze necessarie per saper gestire e applicare le nuove tecnologie. A tal fine è stato approvato il Decreto legge recante misure per la crescita economica, il rilancio degli investimenti privati e la tutela del *Made in Italy*.

È inoltre operativo il Fondo Nazionale per l'Innovazione, una cabina di regia in grado di riunire le risorse pubbliche e private dedicate al tema strategico dell'innovazione che opererà nel settore del *venture capital*.

Il Governo rilancerà la politica industriale dell'Italia, con l'obiettivo non solo di rivitalizzare settori da tempo in crisi, come ad esempio il trasporto aereo, ma anche di rendere l'Italia protagonista in industrie che sono al centro della transizione verso un modello di sviluppo sostenibile, in primo luogo la produzione di mezzi di trasporto a basso impatto ambientale. La mobilità sostenibile riguarda l'industria del ciclo e motociclo, l'auto, la componentistica, gli autobus e i treni. Il passaggio a standard ecologici più elevati deve essere accompagnato dall'incentivazione ad attività di ricerca, progettazione e produzione di mezzi di trasporto nel nostro Paese. Il Governo rafforzerà il sostegno alla sperimentazione e adozione delle trasformazioni digitali e delle tecnologie abilitanti che offrano soluzioni per produzioni più sostenibili e circolari. La *green finance* può fornire un importante contributo alla crescita di tali attività, e il Governo ne sosterrà lo sviluppo. Il quadro regolamentare in cui si iscriveranno gli interventi è il Piano Nazionale Integrato per l'Energia e il Clima la cui proposta è stata presentata alla Commissione Europea a gennaio 2019.

L'azione di riforma si concentrerà anche sulle semplificazioni amministrative. A tal riguardo sarà importante procedere alla ricognizione, tipizzazione e riduzione dei regimi abilitativi, individuando i procedimenti autorizzatori ritenuti non indispensabili ed eliminando tutti gli oneri amministrativi non necessari.

A un clima d'affari più avanzato, trasparente e attrattivo mirano anche la riforma del Codice dei Contratti Pubblici e il potenziamento dei controlli anticorruzione a cui si associa l'opera di accelerazione degli investimenti infrastrutturali operata dal Decreto legge 'Sblocca cantieri'.

L'efficienza della giustizia rappresenta un fattore decisivo per la ripresa economica e per rinnovare nei cittadini la fiducia nella legalità. Il Governo è impegnato sin dall'inizio del suo mandato a rendere l'amministrazione della giustizia più efficiente, con interventi diretti alla velocizzazione dei procedimenti giurisdizionali civili e penali. Rilevano in questo ambito i passi avanti nella riforma della giustizia civile e penale e la riforma organica delle procedure di insolvenza, accompagnati da importanti risorse per risolvere le carenze di organico del personale amministrativo e della magistratura.

L'Italia si caratterizza ormai da anni per il declino delle nascite e la bassa partecipazione femminile al mercato del lavoro. Dopo i primi interventi già adottati in materia di rifinanziamento del Fondo per le politiche della famiglia, proroga e potenziamento dell'assegno di natalità, aumento del 'bonus nido' ed estensione del congedo obbligatorio in favore dei padri, occorre che le politiche di sostegno siano ulteriormente potenziate. Analogamente, debbono essere incrementati gli sforzi in favore dei giovani che, stentando a trovare collocamento, sono indotti a ritardare la formazione di nuovi nuclei familiari. Il RdC interviene con efficacia a favore delle famiglie povere, con un beneficio modulato secondo la composizione del nucleo familiare. Il Governo intende proseguire sulla strada dell'alleggerimento del carico fiscale sulle famiglie e destinare maggiori risorse finanziarie al servizio delle stesse, con particolare riguardo a quelle numerose e con componenti in condizione di disabilità. Iniziative future verteranno prioritariamente sul riordino dei sussidi per la natalità e la genitorialità, la promozione del *welfare* familiare aziendale e il miglioramento del sistema scolastico e sanitario e delle relative infrastrutture.

In sintesi, l'obiettivo fondamentale del programma di Governo è il ritorno ad una fase di sviluppo economico e di miglioramento dell'inclusione sociale e della qualità della vita, in cui risultano centrali la riduzione della povertà e la garanzia dell'accesso alla formazione e al lavoro, agendo al contempo anche nell'ottica di invertire il *trend* demografico negativo. Sul versante della competitività, l'economia italiana sarà rafforzata attraverso l'innovazione e la riduzione dei costi per le imprese, sia palesi, come la tassazione e gli oneri fiscali, sia occulti e forse più distorsivi, come la burocrazia e i tempi della giustizia.

A completamento della manovra di bilancio, il Governo conferma i disegni di legge già indicati nei precedenti documenti programmatici e indica, altresì, quali disegni di legge collegati alla manovra di finanza pubblica per il 2020 i seguenti: i) Disegno di Legge di delega al Governo per l'adozione di disposizioni per il contrasto della violenza in occasione di manifestazioni sportive (Atto Camera 1603-TER); ii) Disegno di Legge recante deleghe al Governo per il miglioramento della PA (Atto Senato 1122).

TAVOLA I.1– LE AZIONI STRATEGICHE DEL CRONOPROGRAMMA				
	Ambiti	Area di *Policy*	Azioni	Tempi
1	Il debito e la finanza pubblica	Finanza pubblica	Prosecuzione della convergenza verso il pareggio strutturale	2019-2022
2		Finanza pubblica	Revisione della spesa	2019-2022
3		Finanza pubblica	Riduzione dei ritardi dei pagamenti della Pubblica Amministrazione	2019-2022
4		Finanza pubblica	Rafforzamento della strategia di riduzione del debito attraverso privatizzazioni, dismissioni del patrimonio immobiliare e riforma delle concessioni	2019-2022
5	Tassazione revisione della spesa e lotta alla	Politiche fiscali	Riduzione della pressione fiscale per sostenere la crescita (*flat tax, tax expenditures*, costo del lavoro)	2019-2022
6		Politiche fiscali	Coordinamento, rafforzamento e semplificazione dell'amministrazione fiscale ('pace fiscale')	2019-2022
7		Politiche fiscali	Investimenti in ICT e risorse umane a sostegno del contrasto all'evasione favorendo la *tax compliance*	2019-2022
8		Politiche fiscali	Ridurre le controversie tributarie e migliorare l'efficacia della riscossione	2019-2022
9	Credito	Banche e Credito	Proseguire la riduzione dello stock di crediti deteriorati	2019-2022
10		Banche e Credito	Riforma della disciplina delle crisi di impresa e dell'insolvenza e amministrazione straordinaria delle grandi imprese (Legge Delega)	2019
11		Banche e Credito	Attrazione investimenti esteri e rafforzamento delle misure alternative al credito bancario	2019-2022
12	Lavoro, *welfare* e produttività	Lavoro e *welfare*	Riforma delle politiche attive del lavoro	2019-2022
13		Lavoro e *welfare*	Reddito di Cittadinanza	2019
14		Lavoro e *welfare*	Misure di sostegno alla famiglia e alla disabilità	2019-2022
15		Lavoro e *welfare*	Sostegno all'occupazione femminile e giovanile e politiche per il secondo percettore di reddito	2019-2022
16		Lavoro e *welfare*	Misure per rafforzare l'equità del sistema pensionistico	2019
17		Lavoro e *welfare*	Disposizioni per contrastare il precariato	2018
18		Lavoro e *welfare*	*White Jobs* per il mercato del lavoro dei professionisti sanitari	2019-2022
19		Istruzione e competenze	Piano nazionale per la formazione dei docenti	2019-2022
20		Istruzione e competenze	Completare l'attuazione del Piano Nazionale Scuola Digitale	2018-2022
21		Istruzione e competenze	Rafforzamento dell'inclusione scolastica	2019-2022
22		Istruzione e competenze	Programma nazionale per la ricerca	2019-2022
23	Investimenti e riequilibrio territoriale	Investimenti	Piano nazionale per gli investimenti pubblici e rafforzamento PPP ('Strategia Italia', 'Investitalia', 'Centrale per la progettazione delle opere pubbliche', contratto standard PPP)	2019
24		Investimenti	Adeguamento della normativa sugli appalti per il rilancio degli investimenti (delega per riforma Codice dei Contratti Pubblici - Decreto legge 'Sblocca cantieri')	2019-2022
25		Riequilibrio territoriale	Investimenti privati e incentivazione spesa in conto capitale a favore del Mezzogiorno (ZES)	2019-2022
26	Competitività	Competitività	Attuazione della riforma del sistema portuale e del Piano nazionale della portualità e della logistica	2019-2022
27		Competitività	Crescita e sviluppo imprese innovative e *start up* e tutela del *Made in Italy*	2019-2022
28		Competitività	Internazionalizzazione, competitività e misure per la crescita economica)	2019
29		Competitività	Fondo Nazionale Innovazione, *Blockchain* e Intelligenza artificiale	2019-2022
30		Competitività	Piano strategico del turismo	2019-2022
31		Ambiente	Dissesto idrogeologico e rischio sismico (Decreto 'emergenze', Fondo per gli investimenti degli enti territoriali, Disegno di legge 'Proteggi Italia')	2019-2022
32		Ambiente	Tutela biodiversità, mobilità sostenibile, servizio idrico integrato e attuazione misure per economia circolare, incentivazione della produzione di energia da fonti rinnovabili (D.M. FER1 e FER2)	2019-2022
33		Concorrenza	Liberalizzazioni e concorrenza	2019-2020
34		Concorrenza	*Class action*	2019
35		Sanità	Attuazione Patto per la Salute e Patto per la Sanità digitale	2019-2022
36		PA	Semplificazioni normative e amministrative per imprese e cittadini (Legge delega)	2019-2020
37		PA	Misure per l'efficienza della PA (Disegno di legge 'Concretezza' e deleghe in materia di semplificazioni e codificazioni)	2019-2020
38		PA	Razionalizzazione delle società partecipate	2019
39		PA	Riforma dei servizi pubblici locali in termini di qualità e affidamento	2019-2022
40		PA	Riforma della dirigenza pubblica (Legge Delega per il miglioramento della PA)	2019-2020
41		Giustizia	Riforma del processo penale e disciplina della prescrizione	2019
42		Giustizia	Contrasto alla criminalità organizzata e ai patrimoni illeciti	2019
43		Giustizia	Riforma della detenzione	2019-2022
44		Giustizia	Reati contro la PA e lotta alla corruzione ('Spazzacorrotti')	2019
45		Giustizia	Efficienza del processo civile	2019
46		Giustizia	Legge sulla legittima difesa	2019
47		Immigrazione e sicurezza	Contrasto all'immigrazione irregolare e tutela sicurezza cittadino	2018
48		Riforme Costituzionali	Riduzione parlamentari, potenziamento strumenti democrazia diretta	2019-2022

I.2 LA RISPOSTA ALLE RACCOMANDAZIONI DEL CONSIGLIO

Le Raccomandazioni rivolte nel 2018 all'Italia da parte del Consiglio Europeo ruotano intorno a quattro aree principali (vedi Tavola I.2):

- la politica fiscale nella sua accezione più ampia, ovvero la politica di bilancio, la riduzione del rapporto debito/PIL, la revisione della spesa pubblica e la riforma della tassazione;
- il funzionamento della giustizia, la gestione delle aziende partecipate dalla PA e la promozione della concorrenza nel settore privato;
- il risanamento del sistema bancario e il miglioramento dell'accesso delle imprese ai mercati finanziari;
- il miglioramento delle politiche attive del lavoro, sia come sostegno alla ricerca di lavoro, sia come formazione; il sostegno all'occupazione femminile e alla famiglia; l'aumento delle risorse per ricerca, innovazione, digitalizzazione e infrastrutture.

Per quanto riguarda la politica di bilancio, il programma del Governo condivide l'enfasi sulla riduzione del debito ma opta per un miglioramento del saldo strutturale più graduale rispetto alla Raccomandazione del Consiglio che implicherebbe un'eccessiva restrizione di bilancio. Il Governo ritiene, infatti, che considerazioni di carattere sociale debbano ricevere altrettanta attenzione dei saldi di bilancio nella definizione della politica economica. Dal punto di vista della politica fiscale, in linea con il Contratto di Governo, la progressiva introduzione della *flat tax* ridurrà il cuneo fiscale sul lavoro e sarà coperta da una riduzione delle spese fiscali, salvaguardando quelle destinate al sostegno alla famiglia e alle persone con disabilità. Ciò è coerente con quanto da tempo raccomandato dalla Commissione Europea e dall'OCSE. Il Governo non ritiene opportuno in questa fase rivedere l'imposizione sugli immobili, già oggetto di numerosi cambiamenti legislativi negli ultimi anni. Dal lato delle uscite, come sopra accennato, si continuerà l'opera di revisione della spesa pubblica con l'obiettivo di ridurre il rapporto fra spesa corrente e PIL e di aumentare la spesa per investimenti. Anche questo è pienamente coerente con quanto ripetutamente suggerito dalla Commissione e dall'OCSE.

La seconda area delle Raccomandazioni attiene al funzionamento della giustizia, alla gestione delle società partecipate e alla promozione della concorrenza nel settore privato. In quest'ambito, in dicembre, il Parlamento ha approvato una nuova legge per il contrasto dei reati contro l'Amministrazione pubblica, che innalza le pene per reati di corruzione, introducendo altre rilevanti modifiche normative, sia di carattere sostanziale sia processuale, al fine di potenziare l'attività di prevenzione, accertamento e repressione dei reati contro la PA, oltre a modificare la disciplina della prescrizione, bloccandone il decorso dopo la sentenza di primo grado, e a rafforzare la trasparenza dei partiti politici. Il Governo è inoltre al lavoro su un disegno di legge delega per la riforma del processo civile mirata alla semplificazione e alla riduzione dei tempi dei processi e alla riforma del processo penale, al fine di garantirne la ragionevole durata e l'effettività. Nel campo del diritto della crisi d'impresa, il Decreto legislativo di riforma organica è stato approvato dando luogo alla formazione di un codice. Sempre in tema di rafforzamento del servizio della giustizia va rilevata l'adozione, nella Legge di Bilancio per il 2019, di misure concernenti l'incremento delle risorse a disposizione per il personale del ruolo della magistratura e di quello amministrativo non dirigenziale. La tutela e la promozione di un'equa concorrenza,

la revisione delle concessioni pubbliche e il potenziamento delle agenzie di supervisione dei settori regolamentati saranno oggetto di nuove iniziative legislative e di politica economica.

Quanto alla terza Raccomandazione, che concerne il sistema bancario e la disponibilità di finanziamenti per le imprese, il risanamento degli istituti di credito e lo smaltimento dei prestiti in sofferenza proseguono a ritmo sostenuto. Si metterà, inoltre, in campo un piano che faciliti lo smaltimento dei crediti deteriorati ma non ancora in sofferenza. A fine marzo il Governo ha approvato un decreto per garantire la stabilità finanziaria, economica e degli investimenti, che prevede il mantenimento, con alcune modifiche, dello schema di concessione della garanzia dello Stato sulla cartolarizzazione di sofferenze (GACS). La riforma delle banche popolari è in fase di attuazione, con solo marginali modifiche alla tempistica, mentre quella del credito cooperativo è sostanzialmente conclusa. L'accesso ai finanziamenti per le PMI sarà ulteriormente migliorato con il sostegno ai fondi di *venture capital* e un maggiore orientamento dei Programmi Individuali di Risparmio (PIR) verso le PMI.

Passando infine al lavoro, alla ricerca e alle infrastrutture, il Governo è già intervenuto con il Decreto Dignità per ridurre l'abuso dei contratti di lavoro a termine e tutelare maggiormente i lavoratori con contratti a tempo indeterminato nell'eventualità di licenziamenti. Il RdC rafforzerà il contrasto alla povertà e le politiche attive del lavoro, grazie anche a maggiori risorse finanziarie per i CpI e per l'ANPAL. La riforma del *welfare* consentirà il pensionamento anticipato di lavoratori che hanno conseguito un elevato numero di anni di contribuzione, creando spazi per l'assunzione di giovani. Le risorse pubbliche destinate all'istruzione, alla ricerca, alla diffusione dell'innovazione, digitalizzazione e interconnessione nei processi produttivi (Piano 'Impresa 4.0') e alla diffusione delle competenze informatiche sono state complessivamente incrementate, anche a livello qualitativo. Infine, come già ampiamente argomentato, il rilancio e lo sviluppo delle infrastrutture saranno oggetto di un ampio sforzo, sia organizzativo, sia finanziario.

TAVOLA I. 2- RACCOMANDAZIONI PER IL 2018 E AZIONI IMPLEMENTATE

Area di *policy*	Raccomandazioni 2018	Misure previste o implementate
Finanza pubblica e *Spending Review*	Racc. 1- Assicurare che il tasso di crescita nominale della spesa pubblica primaria netta non superi lo 0,1 per cento nel 2019, corrispondente a un aggiustamento strutturale annuo dello 0,6 per cento del PIL. [...]	Nello scenario programmatico, l'indebitamento netto della PA è confermato pari al 2,4 per cento del PIL nel 2019, al 2,1 per cento nel 2020 e quindi all'1,8 per cento nel 2021 e all'1,5 per cento nel 2022. Il saldo strutturale peggiorerebbe di 0,1 punti percentuali quest'anno, ma risulterebbe in lieve miglioramento al netto della clausola per eventi eccezionali. Nei prossimi tre anni, il saldo strutturale migliorerebbe di 0,2 punti percentuali di PIL nel 2020 e di 0,3 all'anno nel 2021 e nel 2022, scendendo dal -1,5 per cento del PIL nel 2019 al -0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale. In sintesi, gli obiettivi programmatici sono in linea con il dettato del PSC.
Privatizzazioni e debito pubblico	Racc. 1- [...] Utilizzare entrate straordinarie per accelerare la riduzione del rapporto debito pubblico/PIL. [...]	Il rapporto debito/PIL nello scenario programmatico è previsto salire dal 132,1 per cento del 2018 al 132,6 per cento a fine 2019. Una graduale discesa è invece prevista per il prossimo triennio, al 131,4 per cento nel 2020, 130,4 per cento nel 2021 e infine al 129,2 per cento nel 2022. Per il 2018 i proventi derivanti dalle vendite di immobili pubblici dovrebbero ammontare a 825 milioni. Nel triennio 2019-2021 il programma straordinario di dismissioni immobiliari prevede un ammontare di 1,25 miliardi, oltre agli 1,84 già previsti. Confermati introiti da privatizzazioni e da altri proventi finanziari per circa 1 punto percentuale del PIL nel 2019 e dello 0.3 per cento nel 2020.
Politica fiscale	Racc. 1 - [...] Spostare la pressione fiscale dal lavoro, in particolare riducendo le agevolazioni fiscali e riformando i valori catastali non aggiornati. Intensificare gli sforzi per ridurre l'economia sommersa, in particolare potenziando i pagamenti elettronici obbligatori mediante un abbassamento dei limiti legali per i pagamenti in contanti. [...]	Approvata la *flat tax* : per piccole imprese, professionisti e artigiani (con ricavi fino a 65.000 euro) si semplifica il vigente regime fiscale forfetario agevolato con aliquota del 15 per cento e esenzione dal versamento dell'IVA e da ogni adempimento. Dal 2020 viene introdotto un regime sostitutivo delle imposte dirette e dell'IRAP, con aliquota al 20 per cento per i soggetti con ricavi compresi tra 65 e 100 mila euro. Riduzione IRES/IRPEF per chi investe e assume: riduzione di 9 punti percentuali delle aliquote dell'IRES e dell'IRPEF sui redditi corrispondenti agli utili reinvestiti in azienda, destinati all'incremento degli investimenti in beni materiali strumentali nuovi (a esclusione degli immobili e veicoli non strumentali) e all'incremento occupazionale (per i nuovi contratti a tempo indeterminato e a tempo determinato). Tale misura è stata modificata con il Decreto Crescita, che prevede che le imprese (ad esclusione delle banche) potranno beneficiare di una riduzione di aliquota per la parte del reddito d'impresa commisurato agli utili non distribuiti, a prescindere dalla destinazione specifica degli utili all'interno dell'azienda (si veda *focus* sul Decreto Crescita). Introdotta una nuova imposta con un'aliquota pari al 3 per cento che si applica ai ricavi delle grandi imprese che forniscono determinati servizi digitali (*web tax*), per ripristinare l'equità della tassazione. I premi di assicurazione INAIL pagati dalle imprese contro gli infortuni e le malattie professionali per il triennio 2019-2021 sono ridotti. Dal 1° gennaio 2019 obbligo di fattura elettronica sia tra operatori che tra operatori e consumatori finali. Si opererà in ottica di una graduale riduzione della pressione fiscale sulle famiglie e conseguentemente del cuneo fiscale sul lavoro.
Povertà	Racc. 1 - [...] Ridurre il peso delle pensioni di vecchiaia nella spesa pubblica al fine di creare margini per altra spesa sociale.	Introdotta la Pensione di Cittadinanza quale misura di contrasto alla povertà per le persone anziane.

TAVOLA I. 2- RACCOMANDAZIONI PER IL 2018 E AZIONI IMPLEMENTATE

Area di *policy*	Raccomandazioni 2018	Misure previste o implementate
Giustizia civile	Racc. 2 - Ridurre la durata dei processi civili in tutti i gradi di giudizio razionalizzando e facendo rispettare le norme di disciplina procedurale, incluse quelle già prese in considerazione dal legislatore. [...]	Potenziato il processo telematico: sono in corso le gare per lo sviluppo dei sistemi dell'area civile e penale e per l'assistenza. La riforma del rito civile è in fase avanzata di elaborazione e propone una radicale semplificazione del processo civile monocratico tratteggiando un unico rito semplificato, da mutuare, nelle opzioni di fondo, anche in grado d'appello. La riforma sarà varata nelle forme di una delega al Governo. Si renderà più spedita la riduzione dei tempi della giustizia mediante l'assunzione straordinaria di contingenti significativi di personale non dirigenziale.
Giustizia penale e corruzione	Racc. 2 - [...] Aumentare l'efficacia della prevenzione e repressione della corruzione riducendo la durata dei processi penali e attuando il nuovo quadro anticorruzione. [...].	Nella giustizia penale gli interventi hanno riguardato la certezza della pena e il riordino di talune categorie di reati; è allo studio una riforma del processo penale che ne garantisca la ragionevole durata. Approvato un disegno di legge che esclude dall'ambito di applicabilità del giudizio abbreviato i delitti puniti con la pena dell'ergastolo. Approvata la Legge anticorruzione ('Spazzacorrotti') che assicura una maggiore incisività all'azione di contrasto dei reati contro la PA attraverso molteplici interventi che si muovono sul piano del diritto sostanziale e su quello investigativo e processuale. La stessa legge ha riformato la disciplina della prescrizione impedendone il decorso dopo la pronuncia della sentenza di primo grado. In tal modo si è inteso restituire effettività all'azione di accertamento e repressione dei reati.
Riforma della P.A.	Racc. 2 - [...] Assicurare il rispetto del nuovo quadro normativo per le imprese di proprietà pubblica e accrescere l'efficienza e la qualità dei servizi pubblici locali. [...]	La ricognizione straordinaria delle partecipazioni detenute dalle PA procede: il 90 per cento dei circa 10.500 enti tenuti ad effettuare la ricognizione straordinaria ha provveduto alla trasmissione del piano di razionalizzazione.
Concorrenza	Racc. 2 - [...] Affrontare le restrizioni alla concorrenza, in particolare nel settore dei servizi, anche mediante una nuova legge annuale sulla concorrenza.	Sono previste nuove iniziative legislative per la tutela e la promozione di un'equa concorrenza, la revisione delle concessioni pubbliche e il potenziamento delle autorità di regolazione. Inserita la disciplina dell'azione di classe nel codice di procedura civile e ampliato l'ambito d'applicazione dello strumento.
Servizi finanziari e sistema bancario	Racc. 3 - Mantenere il ritmo della riduzione dell'elevato stock di crediti deteriorati e sostenere ulteriori misure di ristrutturazione e risanamento dei bilanci delle banche, anche per gli istituti di piccole e medie dimensioni, e attuare tempestivamente la riforma in materia di insolvenza. Migliorare l'accesso delle imprese ai mercati finanziari.	Approvato il Decreto legislativo che introduce il nuovo Codice della crisi d'impresa e dell'insolvenza. Le principali finalità del Codice sono: consentire una diagnosi precoce dello stato di difficoltà delle imprese e salvaguardare la capacità imprenditoriale di coloro che vanno incontro a un fallimento di impresa dovuto a particolari contingenze. È stato prorogato lo schema di concessione della garanzia dello Stato sui titoli senior emessi nell'ambito di operazioni di cartolarizzazione di crediti classificati in sofferenza (GACS) ed è in corso di approvazione la nuova normativa che lo conferma per 24 mesi, prorogabili di altri 12. È in fase conclusiva la riforma delle popolari e delle banche di credito cooperativo. Sono stati potenziati gli strumenti di agevolazione degli investimenti in *venture capital*. Potenziato il Fondo di Garanzia per le PMI, la Nuova Sabatini e rafforzata la disciplina dei PIR aumentando la quota di investimenti qualificati da destinare a fondi di *venture capital* fino a portarla al 3,5 per cento. Introdotte agevolazioni finanziarie per le PMI, in coerenza con il Piano 'Impresa 4.0', per la trasformazione digitale e misure per il sostegno alla capitalizzazione delle PMI attraverso agevolazioni per programmi di investimento aziendale.

TAVOLA I. 2- RACCOMANDAZIONI PER IL 2018 E AZIONI IMPLEMENTATE

Area di *policy*	Raccomandazioni 2018	Misure previste o implementate
Lavoro	Racc. 4 - Accelerare l'attuazione della riforma delle politiche attive del lavoro per garantire parità di accesso a servizi di assistenza nella ricerca di lavoro e alla formazione. Incoraggiare la partecipazione delle donne al mercato del lavoro attraverso una strategia globale, razionalizzando le politiche di sostegno alle famiglie ed estendendo la copertura delle strutture di assistenza all'infanzia. [...]	Approvato il decreto che introduce il RdC, quale misura di politica attiva del lavoro e contrasto alla povertà. Vengono potenziati i Cpi, anche tramite l'autorizzazione alle assunzioni da parte delle Regioni. A sostegno della famiglia la Legge di Bilancio per il 2019 ha rifinanziato il fondo per le non autosufficienze (0,1 miliardi annui dal 2019), quello per le politiche sociali (0,12 miliardi annui dal 2019) e quello per le politiche per la famiglia (0,1 miliardi annui dal 2019).
Istruzione e ricerca	Racc. 4 - [...] Promuovere la ricerca, l'innovazione, le competenze digitali e le infrastrutture mediante investimenti meglio mirati e accrescere la partecipazione all'istruzione terziaria professionalizzante.	Prorogato per il 2019 l'iperammortamento, per agevolare gli investimenti in beni materiali e immateriali funzionali alla trasformazione tecnologica delle imprese. Rimodulati gli incentivi fiscali del Piano 'Impresa 4.0' e prorogato il credito di imposta per la formazione 4.0. Reintrodotto per il 2019 il superammortamento per beni strumentali nuovi. Credito di imposta in R&S. Introdotti interventi per favorire il *venture capital* e sgravi fiscali per investimenti in *start up* innovative. Istituite le Società di Investimento Semplice per favorire la raccolta di capitali fino ad un massimo di 25 milioni per fondi di *venture capital*. Interventi per rendere operativo il Fondo Nazionale innovazione con una dotazione iniziale di 1 miliardo. Interventi per rendere operativo il Fondo per favorire lo sviluppo delle tecnologie e delle applicazioni di Intelligenza Artificiale, *Blockchain* e *Internet of Things*. Si modificano le disposizioni che facilitano il 'rientro dei cervelli' (c.d 'impatriati' e ricercatori o docenti che trasferiscono la residenza in Italia) estendendo i benefici previsti a partire dall'anno di imposta 2020.

I.3 IL PROGRAMMA DI SUPPORTO PER LE RIFORME STRUTTURALI DELLA COMMISSIONE EUROPEA

Da luglio 2015 è stato istituito lo *Structural Reform Support Service* (SRSS), con la funzione principale di coadiuvare i Paesi dell'UE nel disegno e nell'implementazione delle riforme strutturali attraverso il relativo Programma di supporto (*Structural Reform Support Programme* - SRSP).

Il Programma di supporto SRSP è stato finanziato[1] per 142,8 milioni da stanziare nel periodo 2017-2020, importo successivamente aumentato di 80 milioni[2]. A questo ammontare possono sommarsi i contributi aggiuntivi volontari degli Stati Membri (a loro stesso beneficio).

Il supporto - attivato su richiesta dei Paesi interessati - è offerto con varie modalità, ricorrendo a propri esperti, ad esperti di altre Direzioni Generali della Commissione ed esperti provenienti da altri Stati Membri che abbiano già implementato con successo le riforme di interesse.

A livello di Stato membro il coordinamento del Programma avviene attraverso un'Autorità di coordinamento nazionale - identificata per l'Italia presso la Presidenza del Consiglio dei Ministri.

Il Programma SRSP è stato avviato nel 2017 ed è giunto alla sua terza edizione. Per il 2017, l'Italia ha presentato 11 richieste di supporto di cui 9 sono state finanziate, per un *budget* complessivo di poco più di 1,2 milioni. Per il 2018, sono

[1] Con il Regolamento UE n. 2017/825.
[2] Con emendamento di cui al Regolamento UE n. 2018/1671

state presentate 15 richieste di cui 8 sono state finanziate, per un totale di 1,34 milioni.

Per il 2019 sono state presentate 33 bozze di progetti, un numero significativamente superiore rispetto ai periodi di programmazione precedenti e circa il doppio rispetto alla precedente edizione. Con decisione del 27 febbraio u.s. sono stati approvati 19 dei 33 progetti italiani con il relativo programma di lavoro, ai quali è stato concesso un finanziamento di circa 6,8 milioni. I progetti presentati, di grande rilievo politico e qualità tecnica, assorbono una quota del *budget* complessivo assegnato al programma molto superiore alla quota prevista per l'Italia sulla base delle precedenti allocazioni tra gli Stati Membri.

Per il prossimo periodo di programmazione 2021-2027 la Commissione intende portare avanti, rafforzandolo, il supporto alle riforme strutturali del precedente periodo di programmazione. A tal fine, nell'ambito della Proposta per il Quadro Finanziario Pluriennale Post-2020, è stato inserito un Programma di supporto alle riforme (il ***Reform Support Programme***, RSP) dotato di un *budget* di 25 miliardi, oltre ad uno strumento denominato 'Funzione per la stabilizzazione degli investimenti' (*European Investment Stabilisation Function*).

Il RSP, che è a carattere volontario e non prevede co-finanziamento da parte degli Stati Membri, ha la finalità di offrire ai Paesi interessati il sostegno per attuare le riforme prioritarie per il Paese e comprende tre elementi:

1. il ***Reform Delivery Tool*** (RDT) con un *budget* di 22 miliardi e l'obiettivo di offrire sostegno finanziario alle riforme identificate nel contesto del Semestre Europeo e disponibile per tutti gli Stati Membri;
2. il ***Technical Support Instrument***, con un *budget* di 0,85 miliardi, che rappresenta una continuazione, in versione rafforzata, del Programma di sostegno alle Riforme Strutturali (SRSP) di cui sopra, per dare a tutti gli Stati Membri interessati il supporto tecnico all'implementazione di un più ampio spettro di riforme che include, oltre a quelle previste nel Semestre Europeo, altre priorità nazionali;
3. il ***Convergence Facility***, cui sono assegnati 2,16 miliardi e che ha l'obiettivo di concedere sostegno finanziario e tecnico ai Paesi che intendono aderire all'euro.

La capacità dimostrata dall'Italia di presentare un numero consistente di progetti di alta qualità è importante in vista della partecipazione attiva al ***Reform Support Program*** proposto per la programmazione post-2020[3]. In base alla proposta di Regolamento presentata dalla Commissione[4] il contributo finanziario massimo del *Reform Delivery Tool* per ciascuno Stato Membro è definito, allo stato attuale, in base alla popolazione del Paese e legato, ai fini dell'assegnazione, alle proposte di impegni di riforma. Sulla base dei criteri stabiliti l'Italia risulta al terzo posto in termini di importo massimo. Rientrano tra le riforme interessate all'applicazione del RDT per il 2019: la riforma dei CpI, il rafforzamento delle politiche attive del lavoro e la riforma della tassazione ambientale (vedi Tavola I.3).

[3] Allo stato attuale dei negoziati non si può escludere che la dotazione di risorse del *Reform Delivery Tool* venga allocata come uno dei pilastri di base del bilancio dell'area euro, nell'ambito del processo di rafforzamento dell'UEM: https://www.consilium.europa.eu/en/policies/emu-deepening/.

[4] COM/2018/391.

TAVOLA I.3- CONTRIBUTI FINANZIARI DEL PROGRAMMA SRSP CONCESSI NEL 2019

Aree prioritarie	Misure di supporto	Tempi di implementazione
1 - Gestione dei beni e della finanza pubblica, processo di bilancio, gestione del debito ed amministrazione delle entrate.	Sostegno all'implementazione della riforma dei criteri contabili ISPAS/EPSAS (*follow-up*).	2T/2019-2T/2020
	Miglioramento della valutazione delle politiche fiscali connesse all'IVA ed alle accise (*follow-up*)	2T/2019-2T/2020
2 - Riforme istituzionali e funzionamento efficiente ed orientato al servizio della Pubblica Amministrazione (incluse, se necessarie, misure di: *i*) semplificazione della regolazione; *ii*) di effettività della *rule of law* e del sistema giudiziario; *iii*) rafforzamento dell'anti-corruzione, dell'anti-riciclaggio e dell'anti-frode).	Innovazione delle procedure di reclutamento dei dipendenti pubblici.	3T/2019-3T/2020
	Sostegno all'implementazione della Strategia Nazionale Digitale (*follow-up*).	2T/2019-1T/2020
	Sviluppo e miglioramento del coordinamento nazionale ai fini della prevenzione della corruzione.	2T/2019-2T/2020
	Definizione di nuove priorità per i fondi comunitari e miglioramento del loro assorbimento a livello locale.	2T/2019-2T/2020
3 - Ambiente imprenditoriale (in particolare per delle PMI), reindustrializzazione, sviluppo del settore privato e degli investimenti, partecipazione pubblica nelle imprese, processo di privatizzazione, commercio internazionale ed investimenti diretti esteri, concorrenza e *public procurement*, politiche settoriali di sviluppo sostenibile e supporto all'innovazione ed alla digitalizzazione.	Sostegno alle Zone Economiche Speciali (ZES) nel Mezzogiorno (*follow-up*).	2T/2019-2T/2020
	Potenziamento del Registro Nazionale degli Aiuti di Stato, in particolare per quanto concerne le capacità di certificazione e di *accountability*.	2T/2019-2T/2020
	'*Rating Control Audit*' - sviluppo di un modello di razionalizzazione e semplificazione dei controlli sulle imprese.	2T/2019-2T/2020
	Sviluppo di un modello regolatorio per affrontare le emergenze nel settore dei trasporti.	2T/2019-2T/2021
4 - Istruzione e programmi di qualificazione professionale, politiche del mercato del lavoro (inclusi il dialogo sociale, la creazione del lavoro, la lotta alla povertà, la promozione dell'inclusione sociale, la sicurezza sociale ed i sistemi di *welfare*), il sistema sanitario, e le politiche di coesione, di asilo, di migrazione e di controllo delle frontiere.	Miglioramento della *performance* e riforma dei Cpl.	2T/2019-2T/2020
	Rafforzamento del sistema delle politiche attive del lavoro.	2T/2019-4T/2019
	Sostegno per il rafforzamento della *governance* inter istituzionale della lotta al caporalato.	2T/2019-2T/2021
	Misure di sostegno per implementare il Piano nazionale per l'integrazione dei titolari del diritto di asilo (*follow-up*).	4T/2019-2T/2021
5- Politiche per l'implementazione delle azioni: *i*) contro i cambiamenti climatici; *ii*) per la promozione dell'efficienza energetica; *iii*) per la diversificazione delle fonti di energia; *iv*) per il settore agricolo e della pesca e lo sviluppo sostenibile delle aree rurali.	Sostegno all'elaborazione di un quadro legale e tecnico per lo sviluppo dei '*Power Purchase Agreement*' per il mercato dell'energia da fonti rinnovabili.	2T/2019-2T/2020
	Miglioramento della tassazione ambientale in Italia.	1T/2019-1T/2020
6 - Politiche per il settore finanziario (inclusa la promozione: *i*) dell'educazione finanziaria; *ii*) della stabilità finanziaria; *iii*) dell'accesso alla finanza e al credito per l'economia reale), la produzione, la fornitura ed il controllo di qualità dei dati e delle statistiche e delle politiche finalizzate al contrasto all'evasone fiscale.	Miglioramento della capacità di attrazione dei capitali nella gestione dei beni immobili pubblici.	2T/2019-3T/2020
	Miglioramento della protezione dei consumatori e dell'educazione finanziaria.	2T/2019-2T/2020
	Miglioramento: *i*) dell'efficienza dell'infrastruttura IT per la gestione dell'insolvenza; *ii*) delle procedure di esecuzione e del sistema di raccolta dati; *iii*) dell'organizzazione della giustizia civile per la gestione dell'insolvenza e delle procedure di esecuzione.	2T/2019-2T/2021
Contributo totale stimato per il 2019		6.788.000 euro

II. SCENARIO MACROECONOMICO E IMPATTO DELLE RIFORME

II.1 IL QUADRO MACROECONOMICO TENDENZIALE E PROGRAMMATICO

L'economia italiana ha registrato nel complesso una crescita del PIL reale dello 0,9 per cento, inferiore all'1,7 per cento del 2017. Ai modesti incrementi dei primi due trimestri del 2018 sono seguite, infatti, lievi contrazioni congiunturali del PIL nel terzo e quarto trimestre.

A fronte di questi andamenti, nel quadro tendenziale, la previsione di crescita media del PIL in termini reali per il 2019 si attesta allo 0,1 per cento (1,0 per cento nello scenario del più recente documento ufficiale[5]). Per quanto riguarda il PIL nominale, la stima tendenziale prevista per il 2019 si attesta all'1,2 per cento. Il profilo di crescita del PIL viene rivisto al ribasso anche per il biennio 2020-2021, sia pure in misura assai meno accentuata che per l'anno in corso.

Le stime tendenziali incorporano le più importanti misure espansive previste dalla Legge di Bilancio per il 2019 che cominceranno ad esercitare effetti di stimolo all'attività economica nei prossimi mesi. In particolare, dal mese di aprile è avviata l'erogazione dei benefici previsti dal RdC. Ciò dovrebbe fornire uno stimolo ai consumi delle famiglie meno abbienti, caratterizzati da una propensione al consumo più elevata della media (cfr. paragrafo successivo).

La Legge di Bilancio per il 2019 prevede inoltre maggiori risorse per gli investimenti pubblici in confronto all'anno scorso, nonché la creazione di unità di coordinamento e progettazione per gli investimenti pubblici.

Se si confrontano le nuove previsioni con quelle del DEF 2018, la diversa configurazione delle variabili esogene pesa per la maggior parte della revisione al ribasso. All'interno delle esogene, le prospettive di crescita del resto del mondo e del commercio internazionale meno favorevoli sono il fattore più rilevante per l'abbassamento della previsione, soprattutto per il 2019. Dal 2019 in poi incide negativamente e in misura crescente sulla revisione al ribasso l'elevato livello dello *spread* sui titoli di Stato.

La lettura della previsione tendenziale deve tenere conto del fatto che la legislazione vigente, come modificata dalla Legge di Bilancio per il 2019, prevede un aumento delle aliquote IVA a gennaio 2020 e a gennaio 2021, nonché un lieve rialzo delle accise sui carburanti a gennaio 2020.

Inoltre, in parallelo alla pubblicazione del presente Documento di Economia e Finanza, il Governo ha approvato due decreti legge contenenti misure di stimolo agli investimenti privati e delle amministrazioni territoriali (Decreto legge 'Crescita') e misure volte a snellire le procedure di approvazione delle opere pubbliche (Decreto legge 'Sblocca Cantieri'). Le misure sono illustrate in dettaglio

[5] Aggiornamento del Quadro Macroeconomico e di Finanza Pubblica, Dicembre 2018.

nel Capitolo III. La crescita del PIL nello scenario programmatico risulta pertanto pari a 0,2 per cento in termini reali e 1,2 per cento in termini nominali. In confronto alla previsione tendenziale, è soprattutto la componente degli investimenti fissi lordi a spiegare la maggiore crescita del PIL.

Per quanto riguarda il successivo triennio, lo scenario programmatico conferma la legislazione vigente in materia fiscale nell'attesa di definire misure alternative nel corso dei prossimi mesi.

Lo scenario programmatico comprende anche maggiori investimenti pubblici in confronto al tendenziale, in misura crescente nel corso del triennio (le proiezioni a legislazione vigente già scontano un notevole aumento degli investimenti pubblici nel 2020). Gli investimenti pubblici salirebbero dal 2,1 per cento del PIL registrato nel 2018 fino al 2,6 per cento del PIL nel 2022.

In aggiunta alle misure dal lato delle entrate, la copertura delle maggiori spese in conto capitale e il miglioramento del saldo strutturale nel 2022 in confronto alla legislazione vigente verranno conseguiti tramite riduzioni di spesa corrente che, grazie ad un programma di revisione organica della spesa pubblica, salirebbero da 2 miliardi nel 2020 (ammontare invariato rispetto al 2019) a 5 miliardi nel 2021 e 8 miliardi (cumulati) nel 2022.

TAVOLA II.1: SINTESI DEL QUADRO MACROECONOMICO TENDENZIALE (1)
(variazioni percentuali, salvo ove non diversamente indicato)

	2018	2019	2020	2021	2022
PIL	0,9	0,1	0,6	0,7	0,9
Deflatore PIL	0,8	1,0	1,9	1,7	1,5
Deflatore consumi	1,1	1,0	2,3	1,8	1,5
PIL nominale	1,7	1,2	2,6	2,5	2,4
Occupazione ULA (2)	0,8	-0,2	0,2	0,5	0,6
Occupazione FL (3)	0,8	-0,3	-0,1	0,5	0,6
Tasso di disoccupazione	10,6	11,0	11,2	10,9	10,6
Tasso di disoccupazione al netto dell'effetto attivazione (4)	10,6	10,5	9,7	9,3	9,0
Bilancia partite correnti (saldo in % PIL)	2,6	2,6	2,5	2,5	2,5

(1) Eventuali imprecisioni derivano da arrotondamenti.
(2) Occupazione espressa in termini di unità standard di lavoro (ULA).
(3) Numero di occupati in base all'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL).
(4) Stima del tasso di disoccupazione al netto dell'effetto dell'attivazione di nuove forze lavoro incentivate dal Reddito di Cittadinanza.

TAVOLA II.2: SINTESI DEL QUADRO MACROECONOMICO PROGRAMMATICO (1)
(variazioni percentuali, salvo ove non diversamente indicato)

	2018	2019	2020	2021	2022
PIL	0,9	0,2	0,8	0,8	0,8
Deflatore PIL	0,8	1,0	2,0	1,8	1,6
Deflatore consumi	1,1	1,0	2,3	1,9	1,6
PIL nominale	1,7	1,2	2,8	2,6	2,3
Occupazione ULA (2)	0,8	-0,1	0,3	0,6	0,5
Occupazione FL (3)	0,8	-0,2	0,1	0,6	0,6
Tasso di disoccupazione	10,6	11,0	11,1	10,7	10,4
Tasso di disoccupazione al netto dell'effetto attivazione (4)	10,6	10,5	9,6	9,0	8,8
Bilancia partite correnti (saldo in % PIL)	2,6	2,5	2,4	2,4	2,4

(1) Eventuali imprecisioni derivano da arrotondamenti.
(2) Occupazione espressa in termini di unità standard di lavoro (ULA).
(3) Numero di occupati in base all'indagine campionaria della Rilevazione Continua delle Forze Lavoro (RCFL).
(4) Stima del tasso di disoccupazione al netto dell'effetto dell'attivazione di nuove forze lavoro incentivate dal Reddito di Cittadinanza.

Si prevedono, inoltre, aumenti aggiuntivi delle entrate, pari allo 0,1 per cento del PIL nel 2021 e allo 0,4 per cento del PIL nel 2022 in confronto allo scenario

tendenziale, che deriverebbero principalmente dal contrasto all'evasione fiscale. Per maggiori dettagli si rimanda al Programma di Stabilità.

II.2 L'IMPATTO DEL REDDITO DI CITTADINANZA E DELLE MISURE PREVIDENZIALI DEL DECRETO LEGGE N. 4/2019

In questo paragrafo si valutano gli effetti delle riforme strutturali per l'economia italiana documentando i risultati di simulazioni condotte con i modelli econometrici in uso al Dipartimento del Tesoro. Nella parte iniziale si documenta l'impatto macroeconomico degli interventi in materia di RdC e pensioni[6]. L'esercizio di valutazione è stato condotto con il modello ITEM.

Il RdC è un programma di sostegno al reddito per contrastare condizioni economiche di povertà. L'erogazione del trasferimento è accompagnata da interventi per promuovere la partecipazione al mercato del lavoro e favorire l'inserimento nel mondo del lavoro dei percettori del beneficio. Riguardo al sistema pensionistico, la principale modifica normativa ha riguardato il nuovo canale di accesso al trattamento di pensione, con l'introduzione del requisito congiunto di anzianità contributiva non inferiore a 38 anni e un'età anagrafica di almeno 62 anni (cd 'Quota 100').

Le norme sul RdC stabiliscono i requisiti economici e patrimoniali per accedere al beneficio e l'ammontare annuo del sussidio, che dipende dalla composizione familiare, dal reddito e dal titolo di godimento della casa di abitazione. Il costo dell'intervento a carico della finanza pubblica ammonta a 7,1 miliardi nel 2019, come previsto nella Legge di Bilancio per il 2019. Questo ammontare è stato attribuito per 5,6 miliardi per l'erogazione del RdC, a cui si aggiungono 274 milioni per il proseguimento del reddito di inclusione ed il resto per il potenziamento dei CpI e di altre strutture pubbliche con compiti in materia di politiche per il lavoro. Nel 2020 e 2021 le risorse stanziate per l'intervento sono pari, rispettivamente, a 8,1 e 8,3 miliardi, di cui 7,2 e 7,4 miliardi per il RdC. Anche nel 2022 e gli anni successivi lo stanziamento complessivo ammonta a 8,3 miliardi.

L'ISTAT ha diffuso stime[7] secondo cui il numero dei percettori del reddito e della pensione di cittadinanza ammonterebbe a 2 milioni e 706 mila individui, di cui un milione e 791 mila sarebbero in età lavorativa (16-64 anni). Di questi ultimi, il 57 per cento sarebbe occupato o in cerca di occupazione. Poiché i meccanismi di condizionalità per accedere al RdC sono basati soprattutto sull'effettuazione di attività di ricerca di lavoro, la riforma dovrebbe dar luogo a un aumento della partecipazione al mercato del lavoro tramite il ricorso ai CpI anche da parte di individui prima inattivi. Secondo l'ISTAT l'aumento delle forze di lavoro riconducibile all'introduzione del RdC sarebbe pari a 470 mila unità.

La simulazione dell'intervento con il modello ITEM è stata condotta con le seguenti ipotesi. Il reddito e la pensione di cittadinanza sono equiparati a un trasferimento corrente alle famiglie e il corrispondente aggregato viene accresciuto rispetto allo scenario base a partire dal secondo trimestre del 2019. Sono state

[6] Adottati con il Decreto legge n.4 del 28 gennaio 2019, convertito, con modificazioni, dalla Legge n. 26 del 28 marzo 2019.

[7] Cfr. 'Esame del disegno di legge n. 1080 - Conversione in legge del Decreto-legge 28 gennaio 2019 n. 4, recante disposizioni urgenti in materia di reddito di cittadinanza e di pensioni', Audizione dell'Istituto nazionale di statistica, Dott. Roberto Monducci, Direttore del Dipartimento per la produzione statistica. 11a Commissione, Senato della Repubblica, Roma, 4 febbraio 2019.

anche considerate le spese per potenziare i CpI e le altre politiche attive del lavoro. Inoltre, in coerenza con la stima dell'ISTAT, si ipotizza dal secondo trimestre del 2019 un graduale aumento delle forze di lavoro rispetto allo scenario base, che raggiunge le 470 mila unità nel secondo trimestre del 2020 e si mantiene a tale livello negli anni successivi. Il profilo graduale dell'aumento tiene conto delle caratteristiche tecniche dell'indagine campionaria dell'ISTAT sulle forze di lavoro, da cui si desumono le informazioni statistiche sull'occupazione e la disoccupazione considerate nei quadri di previsione macroeconomica.

Nel disegno della simulazione si è inoltre fatto ricorso alle seguenti ipotesi aggiuntive. Per la propensione marginale al consumo rispetto al reddito disponibile, si è ipotizzato, sin dall'inizio, un valore pari a 0,8. Esso coincide con quello risultante dal modello sebbene, in quest'ultimo, lo stesso valore sia raggiunto con qualche ritardo temporale. Tale ipotesi è in linea con l'evidenza empirica secondo cui gli individui meno abbienti, quelli a cui si rivolge la misura, hanno, anche nel breve periodo, una propensione al consumo più elevata di quella media. Inoltre, la scelta tiene conto del fatto che ITEM, in quanto modello aggregato, non coglie l'eterogeneità dei comportamenti individuali a seconda del reddito. Peraltro, il provvedimento contempla penalizzazioni se l'erogazione mensile del beneficio economico non si traduce in acquisti di beni e servizi nel mese stesso. D'altra parte, una propensione al consumo pari a 0,8, comunque inferiore all'unità, tiene conto della possibilità che alcuni percettori del trasferimento accrescano la loro propensione al risparmio con riferimento ai redditi diversi dal RdC.

Altre ipotesi riguardano l'andamento delle retribuzioni medie e dell'occupazione. Un aumento esogeno della partecipazione al mercato del lavoro induce, di norma, un incremento del tasso di disoccupazione e una riduzione delle retribuzioni medie. A determinare questo effetto in ITEM rispetto allo scenario base è principalmente l'aumento dell'offerta di lavoro. Tuttavia, per i primi due anni dell'orizzonte di simulazione, si è scelto di mantenere le retribuzioni medie invariate rispetto allo scenario base, dato che l'aumento esogeno dell'offerta di lavoro associato alle iscrizioni ai CpI è inizialmente di natura puramente statistica e si manifesterà in concreto nel corso del tempo. Ciò premesso, a partire dal terzo anno (il 2021) ai salari viene consentito di modificarsi endogenamente nel modello e questi diminuiscono rispetto ai livelli dello scenario base. La riduzione dei salari si verifica nonostante il provvedimento abbia fissato una soglia minima di retribuzione, pari a 858 euro, affinché una proposta di lavoro sia da ritenere congrua e il suo rifiuto comporti la perdita del trasferimento.

Un'ultima ipotesi, infine, è che il potenziamento dei CpI contribuisca a migliorare il funzionamento del mercato del lavoro, determinando dal terzo anno effetti positivi sull'occupazione in aggiunta a quelli emersi già dal primo anno grazie all'incremento di domanda aggregata innescato dal provvedimento. L'aumento della quantità domandata di lavoro fa in parte riassorbire l'aumento del tasso di disoccupazione rispetto allo scenario base e si accompagna comunque a un livello medio dei salari inferiore a quello dello scenario base. È da auspicare che, nel medio-lungo periodo, l'effetto delle politiche attive nella forma di una maggiore offerta di formazione, unitamente all'effetto di livello generato dal salario definito nel provvedimento per considerare congrua una proposta di lavoro, possano agire sulle retribuzioni portandole al di sopra dei livelli dello scenario base. Questo implicherebbe una riduzione della platea dei beneficiari del RdC, in quanto una frazione maggiore degli occupati con redditi bassi percepirebbe una retribuzione superiore a quella fissata come soglia per accedere al trasferimento.

Nella Tavola II.3 si riportano le stime dell'impatto macroeconomico dell'intervento sul RdC. Il PIL si accrescerebbe rispetto allo scenario base di 0,2 punti percentuali nel 2019 e di 0,4 punti percentuali nel 2020. Nel 2021 e 2022 il livello del prodotto risulterebbe superiore, rispetto a quello corrispondente dello scenario base, di 0,5 punti percentuali. Tenendo presente che l'onere complessivo di finanza pubblica per il provvedimento sul RdC è pari ex-ante a circa 0,4 punti percentuali di PIL in ciascun anno, i risultati della Tavola riflettono un moltiplicatore implicito sul prodotto pari a 0,6 nel primo anno, a 1 nel secondo e a 1,1 nel terzo.

L'effetto espansivo sul PIL è determinato in modo significativo dai maggiori consumi. Questi sono indotti dal più elevato reddito disponibile dovuto sia al programma di sostegno al reddito sia alla maggiore occupazione. Quest'ultima, nel 2022, risulterebbe maggiore di 1,1 punti percentuali rispetto ai livelli dello scenario base, con un numero maggiore di occupati pari a circa 260 mila unità[8]. Si può ipotizzare che tale incremento nell'occupazione, riconducibile in parte alla maggiore fluidità del mercato del lavoro indotta dal potenziamento dei CpI, risulti più pronunciato per le fasce di individui con minori competenze ed esperienza, il che si accompagnerebbe a un calo della produttività media del lavoro rispetto allo scenario base. È quanto emerge per il 2022, in cui il prodotto per occupato risulterebbe inferiore di 0,6 punti percentuali rispetto allo scenario base. Il tasso di disoccupazione si accrescerebbe fino a raggiungere nel 2020 un livello superiore rispetto allo scenario base di 1,3 punti percentuali. Tale divario si andrebbe gradualmente a ridurre negli anni successivi.

[8] Tale incremento potrebbe ritenersi troppo ottimistico alla luce delle evidenze empiriche recenti per l'Italia sull'incidenza dei posti di lavoro vacanti sul numero degli occupati (*vacancy rate*). Tale incidenza è pari infatti a circa 1,2 punti percentuali, un livello solo di poco inferiore all'incremento percentuale dell'occupazione dell'1,1 per cento previsto nel 2022. È, tuttavia, utile tenere presente che l'altra riforma contenuta nella legge, quella sul trattamento di pensione anticipata (cd 'Quota 100'), dovrebbe verosimilmente condurre a un aumento non trascurabile del *vacancy rate* in concomitanza con le decisioni individuali di pensionamento anticipato.

TAVOLA II.3 : UNA VALUTAZIONE DELL'IMPATTO MACROECONOMICO DEL REDDITO DI CITTADINANZA (scostamenti percentuali rispetto allo scenario base)

	2019	2020	2021	2022
PIL	0,2	0,4	0,5	0,5
Deflatore del PIL	0,1	0,1	0,1	0,2
Deflatore dei Consumi	0,0	0,0	0,1	0,1
Consumi	0,5	0,6	0,7	0,8
Investimenti	0,1	0,4	0,5	0,4
Esportazioni	0,0	0,0	0,0	-0,1
Importazioni	0,1	0,5	0,6	0,8
Occupazione	0,1	0,3	0,6	1,1
Tasso di partecipazione (*)	0,4	1,2	1,3	1,5
Tasso di disoccupazione (*)	0,4	1,3	1,2	0,9

(*) Differenza rispetto allo scenario base
Nota: I risultati della tabella sono espressi in termini di scostamento percentuale rispetto ai livelli della simulazione di base, che corrispondono ai valori cumulati delle differenze nei tassi di variazione percentuali, metrica utilizzata nel relativo *focus* nel cap. II del Programma di Stabilità.

A integrazione dei risultati delle simulazioni sul RdC condotte con il modello ITEM, il paragrafo successivo propone una valutazione con il modello dinamico di equilibrio generale QUEST dell'impatto degli interventi che accompagnano l'introduzione del RdC. Tale esercizio si differenzia da quello fin qui illustrato in quanto pone l'enfasi sugli effetti di lungo periodo delle misure strutturali inserite nel Decreto legge per assicurare un miglior funzionamento del mercato del lavoro.

Riguardo l'impatto dei provvedimenti in ambito previdenziale, con le misure in materia di accesso alla pensione anticipata mediante il meccanismo di 'Quota 100' la possibilità di anticipare il trattamento pensionistico è consentita soltanto agli individui che maturano i requisiti indicati nel triennio 2019-2021. Inoltre, l'anzianità contributiva per accedere alla pensione anticipata viene ridotta di cinque mesi, portandola a 42 anni e 10 mesi per gli uomini e a 41 anni e 10 mesi per le donne[9].

La relazione tecnica al Decreto legge, utilizzando evidenze sulla propensione al pensionamento anticipato (*take-up rate*), fornisce tra l'altro una stima del maggior numero di trattamenti pensionistici alla fine di ciascun anno in relazione al provvedimento, unitamente al corrispondente costo annuale per la finanza pubblica. In particolare, il maggior numero di pensioni associate al provvedimento è stimato pari a 290 mila unità a fine 2019, 327 mila a fine 2020 e 356 e 296 mila, rispettivamente, a fine 2021 e 2022. Nei primi quattro anni la maggiore spesa ammonterebbe a 3,8 miliardi nel 2019, 7,9 miliardi nel 2020, 8,4 miliardi nel 2021 e 7,9 miliardi nel 2022. Riguardo i lavoratori dipendenti privati che accedono al pensionamento con i nuovi requisiti, è anche da considerare l'erogazione anticipata del TFR devoluto al fondo di gestione tenuto dall'INPS. Gli effetti per la finanza pubblica legati a questo aspetto comportano un onere di 585 milioni nel 2019 mentre sono più contenuti nel 2020 e 2021; comportano invece un risparmio per gli anni successivi.

[9] Si stabilisce anche che, fino al 2026, tali requisiti non siano soggetti all'adeguamento connesso all'aumento della speranza di vita. Rispetto alla data di maturazione del requisito, il Decreto legge n. 4/2019 prevede per i lavoratori del settore privato una finestra di tre mesi per l'accesso al pensionamento con prima decorrenza utile il 1° aprile 2019. Per gli addetti del settore pubblico la finestra è di sei mesi con prima decorrenza utile il 1° agosto 2019 (il 1° settembre per i soli lavoratori del comparto scuola). Il Decreto legge contiene vari altri provvedimenti che incidono sulla spesa pensionistica (opzione donna, proroga dell'APE sociale, sospensione fino al 2026 dell'adeguamento all'aumento della speranza di vita dei requisiti per l'accesso alla pensione anticipata dei lavoratori precoci) e anch'essi sono stati considerati nell'esercizio di valutazione degli effetti macroeconomici qui presentato.

Nel disegno della simulazione l'aumento del numero dei trattamenti pensionistici è stato distribuito tra le diverse tipologie di lavoratore beneficiario sulla base delle stime della relazione tecnica, che distingue, alla fine di ogni anno, i pensionamenti anticipati per i lavoratori dipendenti del settore privato, per gli autonomi e per i dipendenti pubblici. La corrispondente riduzione esogena dell'occupazione in ciascuno dei tre comparti è stata dunque imposta nel modello usando queste elaborazioni.

Il calo del numero degli occupati a seguito del nuovo canale di accesso al trattamento pensionistico porterebbe a una corrispondente riduzione delle forze di lavoro. In generale, una pari diminuzione dell'occupazione e delle forze di lavoro sospingerebbe al rialzo il tasso di disoccupazione rispetto allo scenario base. Tuttavia, il turn-over generazionale, ovvero il grado di sostituzione dei lavoratori che optano per la 'Quota 100' con lavoratori neoassunti, preme nella direzione opposta. In particolare, ove si ipotizzi che i nuovi assunti provengano integralmente dal pool dei disoccupati, un tasso di sostituzione del 10 per cento sarebbe sufficiente a garantire l'invarianza del tasso di disoccupazione. Pertanto, se il turn-over generazionale fosse maggiore del 10 per cento, allora, a parità di altre condizioni, il tasso di disoccupazione calerebbe.

I risultati sono riportati nella Tavola II.4. Rispetto allo scenario base, il PIL rimarrebbe invariato nel 2019 e 2020 e risulterebbe superiore di 0,2 punti percentuali sia nel 2021 sia nel 2022. Concorre al leggero calo del PIL del 2019 anche la riduzione del valore aggiunto del settore pubblico, misurato sulla base del numero degli occupati nella PA.

L'andamento dell'occupazione nella seconda metà del 2019 rifletterebbe la fuoriuscita degli aderenti al provvedimento dal mercato del lavoro e la loro parziale sostituzione con nuovi assunti, stimata dal modello ITEM in circa il 35 per cento. Negli anni successivi, il tasso di sostituzione stimato dal modello risulterebbe compreso tra il 70 e l'80 per cento dei pensionamenti anticipati[10]. La graduale diminuzione del tasso di disoccupazione rispetto allo scenario base sarebbe di 0,9 punti percentuali nel 2022. Questa evoluzione, insieme al fatto che un minor tasso di disoccupazione spinge al rialzo le retribuzioni, contribuirebbe a generare effetti positivi sui consumi privati, che, dopo tre anni, sarebbero su livelli superiori per 0,4 punti percentuali rispetto allo scenario base.

I risultati delle simulazioni di questo provvedimento mettono in luce un incremento della produttività del lavoro rispetto allo scenario base, che raggiungerebbe 0,5 punti percentuali nel secondo anno. In parte, tale aumento rifletterebbe una maggiore intensità di utilizzo del fattore lavoro, soprattutto all'inizio del periodo di simulazione. Successivamente, la graduale immissione nel processo produttivo di lavoratori di nuova assunzione ricondurrebbe la produttività verso i livelli dello scenario base. Mentre gli effetti sui salari medi sono inizialmente negativi (per via del cambiamento di composizione degli occupati), in seguito essi divengono positivi. Ciò si rifletterebbe anche sul deflatore del PIL, leggermente inferiore rispetto allo scenario base di 0,1 punti percentuali nel primo e nel secondo anno, invariante nel terzo e superiore nel 2022 in misura pari allo 0,1 per cento.

[10] È ragionevole ipotizzare che gli effetti del provvedimento relativo all'introduzione del reddito di cittadinanza e alla riforma dei CpI determinino un aumento della partecipazione al mercato del lavoro, contribuendo così a colmare i posti di lavoro lasciati vacanti dai pensionamenti anticipati.

TAVOLA II.4 – UNA VALUTAZIONE DELL'IMPATTO MACROECONOMICO DELLE MISURE IN MATERIA PREVIDENZIALE (scostamenti percentuali rispetto allo scenario base)

	2019	2020	2021	2022
PIL	0,0	0,0	0,2	0,2
Deflatore del PIL	-0,1	-0,1	0,0	0,1
Deflatore dei Consumi	-0,1	-0,1	-0,1	0,1
Consumi	0,1	0,2	0,4	0,4
Investimenti	0,1	0,1	0,1	0,1
Esportazioni	0,0	0,1	0,0	0,0
Importazioni	0,0	-0,1	0,2	0,3
Occupazione	-0,3	-0,5	-0,4	-0,3
Tasso di partecipazione (*)	-0,1	-0,3	-0,3	-0,3
Tasso di disoccupazione (*)	-0,2	-0,6	-0,8	-0,9

(*) Differenza rispetto allo scenario base
Nota: I risultati della tabella sono espressi in termini di scostamento percentuale rispetto ai livelli della simulazione di base, che corrispondono ai valori cumulati delle differenze nei tassi di variazione percentuali, metrica utilizzata nel relativo *focus* nel cap. II del Programma di Stabilità.

Nella Tavola II.5 si riportano le stime di impatto con riferimento a entrambi i provvedimenti contenuti nel Decreto legge n. 4/2019: quello sul RdC e quello in materia di trattamento di pensione anticipata. Rispetto allo scenario base, il PIL crescerebbe di 0,2 punti percentuali nel 2019, 0,4 punti nel 2020 e di 0,7 e 0,6 punti, rispettivamente, nel 2021 e nel 2022. Tra gli aggregati della domanda aggregata risulta pronunciata la variazione positiva dei consumi privati rispetto allo scenario base, che raggiunge 1,2 punti percentuali nel 2022. Il tasso di disoccupazione nel 2020 aumenterebbe di 0,7 punti percentuali rispetto allo scenario base; nei due anni successivi, tuttavia, tale incremento tenderebbe a riassorbirsi. Dopo un'iniziale riduzione dell'occupazione rispetto allo scenario base (pari a -0,2 punti percentuali nel 2019 e 2020), questa si accrescerebbe, risultando superiore di 0,8 punti percentuali nel 2022.

TAVOLA II.5 – UNA VALUTAZIONE DELL'IMPATTO MACROECONOMICO COMPLESSIVO DELLE MISURE IN MATERIA DI REDDITO DI CITTADINANZA E DI PREVIDENZA (scostamenti percentuali rispetto allo scenario base)

	2019	2020	2021	2022
PIL	0,2	0,4	0,7	0,6
Deflatore del PIL	0,0	0,0	0,1	0,3
Deflatore dei Consumi	-0,1	-0,1	0,0	0,2
Consumi	0,5	0,9	1,1	1,2
Investimenti	0,1	0,5	0,6	0,5
Esportazioni	0,0	0,1	0,0	-0,1
Importazioni	0,1	0,4	0,8	1,1
Occupazione	-0,2	-0,2	0,3	0,8
Tasso di partecipazione (*)	0,3	0,9	1,0	1,1
Tasso di disoccupazione (*)	0,3	0,7	0,3	0,0

(*) Differenza rispetto allo scenario base
Nota: I risultati della tabella sono espressi in termini di scostamento percentuale rispetto ai livelli della simulazione di base, che corrispondono ai valori cumulati delle differenze nei tassi di variazione percentuali, metrica utilizzata nei relativi *focus* nel cap. II del Programma di Stabilità.

Una valutazione con il modello QUEST dell'impatto della riforma dei Centri per l'Impiego e delle politiche attive

In questo paragrafo si valutano gli effetti macroeconomici delle misure orientate al rafforzamento dei CpI e degli altri enti coinvolti nella gestione del RdC e delle politiche di integrazione sul mercato del lavoro[11].

Nel periodo 2019-21, le risorse di finanza pubblica stanziate per i CpI e le altre strutture pubbliche preposte alle politiche del lavoro ammontano a quasi 1 miliardo all'anno (ottenuto come differenza tra lo stanziamento del fondo della Legge di Bilancio per il 2019 e quanto attribuito ai trasferimenti per il RdC nel Decreto legge n.4/19). L'impegno finanziario è lo stesso anche per gli anni successivi poiché il carattere della misura si configura come permanente. Si tratta di un incremento di spesa annuale pari a poco meno dello 0,05 per cento del PIL[12].

Le misure previste interessano direttamente i soggetti abili al lavoro beneficiari del RdC. Nel quadro delle esperienze dei paesi europei, l'erogazione del beneficio è infatti condizionata all'attivazione lavorativa e alla partecipazione ad iniziative di formazione professionale con la presa in carico dei beneficiari del RdC e le proposte di un percorso di inclusione o inserimento al lavoro. Il successo del RdC dipende in modo sostanziale dall'efficienza dei CpI e degli altri enti pubblici coinvolti determinato dalla capacità di riorganizzazione e dall'utilizzo delle nuove risorse messe a disposizione[13].

Secondo le stime dell'ISTAT, i CpI e gli altri enti dovrebbero farsi carico di circa 1,5 milioni di persone che possono essere ripartite come segue: *i)* circa 600 mila persone tra quelle attualmente in cerca di occupazione; *ii)* 470 mila inattivi che, per beneficiare del RdC, entrerebbero attivamente nel mercato del lavoro; *iii)* 428 mila attualmente occupati, ma con un basso reddito (cd '*working poor*'). In realtà, la popolazione che trarrebbe un vantaggio dalle politiche attive del lavoro è più ampia e dovrebbe comprendere tutta la popolazione attiva (inclusi i disoccupati e gli occupati[14]) che beneficerebbe, tra l'altro, di una migliorata efficienza del processo di transizione da un impiego all'altro.

Gli effetti macroeconomici associati alla misura possono essere identificati attraverso tre canali, ciascuno rivolto a specifici beneficiari.

In primo luogo, la maggiore partecipazione aumenta l'offerta di lavoro e con essa il numero di occupati, spingendo verso il basso i salari (effetto partecipazione). L'effetto di partecipazione coinvolgerebbe le 470 mila persone che andrebbero ad accrescere il numero di attivi nel mercato del lavoro. L'inserimento di questi lavoratori sarebbe mediato dai CpI. Si noti che l'effetto negativo sulle retribuzioni, verrebbe calmierato dall'introduzione del RdC e dal meccanismo del salario congruo che, di fatto, costituirebbero una sorta di salario minimo dal lato dell'offerta (innalzando il salario di riserva).

[11] Queste misure sono contenute nel Decreto legge n. 4 del 28 gennaio 2019, convertito in Legge n. 26 del 28 marzo 2019.

[12] Come riportato nell'audizione dell'ISTAT al Senato del 4 febbraio 2019, le spese destinate ai servizi pubblici per l'impiego in Italia sono attualmente pari allo 0,04 per cento del PIL, rispetto allo 0,36 per cento della Germania, allo 0,25 per cento della Francia e allo 0,14 per cento della Spagna (fonte: EUROSTAT sui servizi per il mercato del lavoro, dati 2015).

[13] Le problematiche associate ai CpI sono individuate e discusse dall'indagine ANPAL condotta tra dicembre 2016 e agosto 2017 (si vedano le audizioni del Presidente ANPAL alla Commissione Lavoro Pubblico e Privato, Previdenza Sociale del Senato della Repubblica del 18 luglio 2018 e del 5 febbraio 2019).

[14] In questo caso la platea dei potenziali interessati sarebbe di 3,7 milioni di persone. Il dato è ottenuto sommando agli attuali 2.809 mila in cerca di occupazione (Fonte ISTAT, quarto trimestre 2018) l'incremento previsto (470 mila) e i lavoratori a basso reddito (428 mila).

In secondo luogo, la misura avrà un impatto sui percettori del RdC coinvolti nelle attività di formazione professionale, quindi, con diversa intensità, su 1,5 milioni di persone. A questi si potrebbe aggiungere una quota, anche consistente, di disoccupati, che pur non percependo il RdC, potrebbero essere interessati a partecipare alle attività di formazione a prescindere dall'erogazione del RdC. Questo si dovrebbe tradurre in un incremento delle competenze dei lavoratori e, quindi, della loro produttività (effetto formazione).

In terzo luogo, la misura dovrebbe ridurre le frizioni negli aggiustamenti del mercato del lavoro e favorire l'incontro tra la domanda e l'offerta migliorando occupabilità e mobilità dei lavoratori (effetto di miglioramento del meccanismo di 'search & matching', S&M, nel mercato del lavoro). Questo effetto dovrebbe interessare tutti i disoccupati e in un'ottica allargata e tutta la popolazione attiva.

In linea con l'analisi prima esposta, l'esercizio di valutazione dell'impatto macroeconomico della riforma dei CpI e del rafforzamento delle politiche attive sul mercato del lavoro è stato effettuato con il modello di equilibrio economico generale dalla Commissione Europea QUEST[15]. La trasposizione delle misure puntuali di politica economica in un modello macroeconomico aggregato implica necessariamente un alto grado di semplificazione che si traduce in ipotesi di lavoro. Le simulazioni effettuate si basano sulle seguenti assunzioni:

- coerentemente con le stime di ITEM del paragrafo precedente, si è ipotizzato un incremento esogeno delle forze di lavoro rispetto allo scenario di base tale da generare un incremento di 1,2 punti percentuali del tasso di partecipazione. L'incremento della partecipazione è stato distribuito per tipologia di lavoratore in modo proporzionale alle quote osservate tra gli inattivi, per cui ha riguardato principalmente i lavoratori non qualificati (56 per cento) e mediamente qualificati (42 per cento), mentre ha un impatto modesto sui lavoratori altamente qualificati (2 per cento)[16];
- si è considerato che le persone precedentemente inattive che si riavvicinano al mercato del lavoro a seguito all'introduzione del RdC sono lavoratori scoraggiati o che, in ogni caso, senza la misura, non avrebbero cercato o non sarebbero stati in grado di cercare un lavoro[17]. Quindi, si è ipotizzato che una loro inclusione effettiva nel mercato del lavoro renda necessaria un'intermediazione da parte dei CpI con diversi livelli di efficacia, misurata come il suo effettivo impatto sull'offerta di lavoro[18]. Si sono ipotizzati tre scenari: *i*) efficacia limitata, con l'assunzione che i CpI riescano ad

[15] Si è utilizzata la versione QUEST3RD2016 sviluppata dalla Commissione per l'Italia (cfr. F. D'Auria, A. Pagano, M. Ratto e J. Varga in '*A comparison of structural reform scenarios across the EU member states*' (*Economic Papers* 392, Dicembre 2009, *European Commission DG for Economic and Financial Affairs*).

[16] Nelle simulazioni, i lavoratori con maggiori competenze (*high skilled*) sono il segmento di popolazione in grado di lavorare nel settore R&S (laureati in discipline scientifiche); i lavoratori a con meno competenze (*low skilled*) sono, invece, i non diplomati (classificazione 0-2 ISCED). Il residuo rappresenta i lavoratori con una qualifica lavorativa media (*medium skilled*). La distinzione è funzionale a considerare gli effetti delle competenze in un modello con crescita semi-endogena.

[17] Sulle difficolta della 'riattivazione' degli inattivi si veda, per esempio. l'audizione del Presidente dell'ANPAL alla Commissione Lavoro Pubblico e Privato, Previdenza Sociale del Senato della Repubblica del 5 febbraio 2019.

[18] La scelta di considerare diversi livelli di efficacia è prudenziale ed in linea con le osservazioni circa le possibili criticità emerse nelle audizioni al provvedimento. Occorre infatti notare che la valutazione dell'efficacia potenziale dei CpI è complessa, poiché dipende solo in parte da fattori di spesa. L'efficacia è fortemente influenzata da fattori di riorganizzazione dei CpI, l'introduzione di tecnologie digitali, la formazione del personale, l'armonizzazione del livello dei servizi nei territori e il coordinamento tra le strutture coinvolte nel processo, incluse le Regioni. Sul punto si veda per esempio il Monitoraggio dei servizi per il lavoro 2017 dell'ANPAL. Le stesse osservazioni sono presenti nel *Country Report* 2019 dell'OCSE.

intermediare in modo efficace[19] solo il 20 per cento dell'aumento delle forze di lavoro; *ii*) efficacia media, con l'assunzione che solo la metà dell'aumento delle forze di lavoro sia efficacemente intermediato; *iii*) efficacia piena, con l'assunzione che tutti i nuovi attivi vengano intermediati in modo efficace;

- si è considerato che l'introduzione del RdC e del meccanismo del salario congruo rappresentino una variazione del salario di riserva (ossia l'introduzione, di fatto, di una sorta di salario minimo per i lavoratori a bassa qualifica)[20];
- l'effetto legato alla partecipazione ad iniziative di formazione professionale è stato formalizzato come una modifica delle competenze dei lavoratori. La specializzazione è stata considerata alla stregua di una variazione delle competenze equivalente al conseguimento di un attestato di specializzazione[21]. Si ipotizza che l'intervento sia efficace per l'8 per cento circa dei potenziali destinatari (*low skilled* disoccupati)[22];
- l'effetto di un miglioramento dell'incontro tra domanda ed offerta di lavoro è stato simulato ipotizzando una variazione dei costi di ricerca, che hanno un effetto sulla disutilità marginale a lavorare[23]. Si è ipotizzata una variazione del costo di ricerca che può essere approssimativamente tradotta in un obiettivo di aumento dell'efficienza del *matching* del 10 per cento circa che rappresenta una misura della probabilità di occupare un posto vacante (*vacancy*) [24];
- l'oggetto della simulazione riguarda solamente l'effetto strutturale delle politiche attive del mercato del lavoro e del rafforzamento dei CpI, in tutte le simulazioni non si è quindi considerato l'effetto congiunturale dovuto alla maggiore spesa associata alle misure contenute nel provvedimento, che sono invece descritte in precedenza e simulate con il modello ITEM.

[19] Per efficace si intende garantire una probabilità di trovare lavoro ai nuovi attivi pari a quella degli attuali disoccupati. Si noti che da ciò non deriva che attraverso i CpI il 20 per cento dei nuovi attivi troverà un'occupazione ma solo che la richiesta sia intermediata a prescindere dall'esito della stessa. L'ipotesi di bassa efficacia si basa sull'osservazione prudenziale in base alla quale in media meno di un quarto delle persone in cerca di lavoro si è rivolto ai CpI (cfr. Audizione del Presidente dell'ISTAT Giorgio Alleva alla XI Commissione del Senato della Repubblica Roma, 18 luglio 2018).

[20] Si è assunto che l'introduzione del RdC corrisponda ad un incremento di circa il 20 per cento del salario di riserva dei lavoratori con meno competenze (*low skilled*). La variazione del salario di riserva è stata ottenuta considerando l'impatto della spesa prevista per il RdC. Dal momento che non tutta la spesa collegata al RdC ha un impatto sul salario di riserva, si è considerato l'effetto ottenuto con un terzo di questa (circa 2,5 miliardi), ovvero della parte non a beneficio degli inattivi e degli attuali occupati.

[21] In QUEST, ciò corrisponde ad una modifica delle quote di lavoratori a bassa e media qualifica.

[22] La valutazione dell'impatto della misura è complessa. Considerando che le azioni di formazione si rivolgeranno principalmente ai disoccupati a bassa qualifica che percepiranno il RdC (per i quali sono obbligatorie), ma che a queste possano partecipare anche quelli che non lo percepiscono, la platea degli interessati potenziali è individuata in quella dei disoccupati con basse competenze. Il valore utilizzato è coerente con gli effetti di incremento di spesa utilizzati nelle simulazioni della riforma dell'istruzione, (legge n. 107/2015) descritta nella Appendice al PNR 2017 (pag.143, in cui si ipotizzava uno *shift* dei lavoratori *low skilled* in *medium skilled* pari al 2,5 per cento). In sintesi viene simulata una variazione dei *low skilled in medium skilled* pari allo 0,3 per cento per un impegno di circa 200 milioni.

[23] In QUEST, gli effetti di S&M possono essere approssimati utilizzando i costi di ricerca di lavoro. In '*Matching efficiency in the labour market*', presentato al LIME QUEST Workshop del 14 giugno 2017, si confrontano i risultati ottenuti con REMS 2 (un modello DSGE con *search frictions* alla Mortensent e Pissarides) con quelli ottenuti di QUEST (modificando il costo di ricerca). Le due simulazioni generano risultati quasi equivalenti. REMS è descritto in J. Bosca, A. Diaz, R. Domenech, J. Ferri, E. Perez e L. Puch '*A rational expectations model for simulation and policy evaluation of the Spanish economy*', SERIEs, 1(1-2), 2010.

[24] L'impatto della variazione dei costi di ricerca del lavoro sull'efficienza del S&M è calibrato usando le simulazioni effettuate con REMS 2 e QUEST (cfr. nota precedente).

L'impatto dell'intervento sulle principali variabili macroeconomiche è descritto nelle tavole sottostanti e fa riferimento agli effetti dopo 6 anni dall'introduzione delle misure[25].

La Tavola II.6 riporta l'impatto strutturale delle misure nelle diverse ipotesi descritte in precedenza. Le colonne (a), (b) e (c) mostrano l'impatto dell'effetto di partecipazione considerando che l'efficacia dei CpI sia, rispettivamente, bassa, media oppure piena[26]. Le colonne (d) ed (e) mostrano gli effetti marginali rispetto allo scenario (c) associati alle attività di formazione (d) e al miglioramento dell'incontro tra domanda ed offerta (e).

L'impatto della misura sull'occupazione, assumendo che abbia una bassa efficacia e non incida sulla formazione e il *matching*, è pari al 0,17 per cento. Qualora risulti invece pienamente efficace e coinvolga nell'inclusione nel mercato del lavoro tutte le persone attivate dal RdC comporterebbe un maggiore incremento dell'occupazione pari al 1,25 per cento[27]. L'impatto marginale della formazione è valutato in un aumento di occupazione dello 0,16 per cento, mentre quello legato al miglioramento dell'incontro tra domanda e offerta di lavoro è più rilevante e pari allo 0,49 per cento. Gli effetti sul PIL e sul consumo sono in linea con la variazione dell'occupazione. Infine, per quanto riguarda gli effetti deflattivi sui salari occorre notare che sono piuttosto modesti.

Nelle simulazioni, l'incremento dell'occupazione avviene a seguito di un aumento del tasso di partecipazione, per cui non necessariamente comporta una riduzione del tasso di disoccupazione. Negli scenari (a)-(c), il tasso di disoccupazione aumenta con diversa intensità e in generale per ridurlo occorre un miglioramento dell'efficienza del S&M.

Per avere una visione complessiva dell'impatto delle misure di politica economica, la Tavola II.7 somma gli effetti ottenuti tramite i tre canali (partecipazione, formazione e *matching*) descritti in modo separato nella Tavola II.6.

Assumendo che i canali di partecipazione, formazione e *matching* operino simultaneamente, l'impatto strutturale complessivo sull'occupazione può essere quantificato in un aumento che va dallo 0,82 per cento nell'ipotesi disegnata nello scenario con bassa efficacia della misura (colonna (f)) al massimo effetto pari ad un aumento dell'1.90 per cento, nel caso in cui sia pienamente efficace (colonna (h)).

La Figura II.1 descrive infine gli effetti sulla composizione della variazione dell'occupazione per competenze. Questo fa riferimento agli scenari delineati nella Tavola II.6 e descrive la ripartizione percentuale degli aumenti di occupazione per tipologia di occupato. L'aumento di occupazione che caratterizza lo scenario (a) coinvolge soprattutto i lavoratori *medium skilled* che rappresentano Il 73 per cento dei posti di lavoro creati. Al crescere dell'efficacia dell'intervento dei CpI, la quota di lavoratori *low skilled* interessata agli aumenti di occupazione diventa sempre più

[25] Si noti che non assumendo una variazione graduale dei parametri, i risultati riportati nella tabella potrebbero essere osservati in un orizzonte più lungo. D'altro canto, la tavola sottostima prudenzialmente gli effetti finali in quanto in un orizzonte più lungo di sei anni si otterrebbero effetti leggermente maggiori.

[26] L'efficacia dei CpI è stata formalizzata introducendo una differenza tra l'aumento di offerta di lavoro potenziale ed effettiva coerentemente con le ipotesi descritte che caratterizzano le simulazioni (a) e (b).

[27] La valutazione si concentra sugli effetti sull'offerta di lavoro. Quindi potrebbe sottostimare l'impatto in quanto non considera gli incentivi ad assumere da parte delle imprese collegati al RdC. D'altro canto questi incentivi potrebbero spiazzare le assunzioni di soggetti che non percepiscono il RdC. Si ricorda anche che nella valutazione delle misure non si considera l'impatto congiunturale via domanda aggregata (cfr. ipotesi 6).

rilevante passando dal 23 per cento dello scenario (a) al 55 per cento dello scenario (c)[28].

L'effetto di formazione naturalmente è in favore dei lavoratori con competenze medie in quanto si è assunto che la formazione favorisca il passaggio di una parte dei lavoratori da *low skilled* a *medium skilled*. Questi ultimi passano dal 42 per cento dello scenario (c) al 51 per cento dello scenario (d). Il miglioramento del S&M non ha, invece, rilevanti effetti sulla composizione (gli scenari (c) ed (e) sono pressoché identici). In generale, l'impatto relativo sui lavoratori ad alta qualifica è minimo, posto che essi rappresentano una quota minoritaria degli inattivi coinvolti dal provvedimento e si è ipotizzato che la formazione non abbia effetti su di loro[29].

Si precisa che i risultati qui presentati dipendono fortemente dalle ipotesi adottate. Con riferimento all'occupazione, l'effetto di attivazione del RdC nel medio termine potrà essere di notevole rilevanza. Anche ipotizzando una media efficacia e che non si attivino i canali di formazione e miglioramento del S&M, il tasso di occupazione salirebbe di quasi 0,6 punti percentuali. Questo effetto sarebbe più che triplicato se si raggiungessero i parametri di piena efficacia in termini di partecipazione, formazione e *matching*. In questo caso, il tasso di occupazione salirebbe di quasi 2 punti percentuali dopo sei anni. La valutazione macroeconomica conferma che il successo dell'insieme di misure di attivazione contenute nel Decreto legge n. 4/2019 dipende in larga misura da quale sarà l'efficienza dei CpI e il loro coordinamento a livello nazionale.

TAVOLA II. 6: IMPATTO MACROECONOMICO DELLA RIFORMA DEI CPI (SCOSTAMENTI PERCENTUALI RISPETTO ALLO SCENARIO BASE)

	Partecipazione			Formazione	*Matching*
	Bassa efficacia (a)	Media efficacia (b)	Piena efficacia (c)	(d)	(e)
PIL	0,14	0,45	0,97	0,23	0,37
Consumi	0,12	0,39	0,84	0,21	0,21
Investimenti	0,08	0,29	0,62	0,16	0,24
Occupazione	0,17	0,57	1,25	0,16	0,49
Salario reale	-0,05	-0,18	-0,39	0,06	-0,15
Tasso disoccupazione	1,36	1,00	0,42	-0,06	-0,43

TAVOLA II. 7: IMPATTO MACROECONOMICO AGGREGATO DELL'EFFETTO DELLA PARTECIPAZIONE, FORMAZIONE E MATCHING (scostamenti percentuali rispetto lo scenario base)

	Bassa efficacia (f)	Media efficacia (g)	Piena efficacia (h)
PIL	0,74	1,05	1,57
Consumi	0,54	0,81	0,26
Investimenti	0,48	0,69	1,02
Occupazione	0,82	1,22	1,90
Salario reale	-0,14	-0,27	-0,48
Tasso disoccupazione	0,87	0,51	-0,07

Legenda: la prima colonna (f) è la somma delle colonne (a), (d) ed (e) della Tavola II.6; la seconda colonna (g) riporta la somma delle colonne (b)+(d)+(e). La terza (h) rappresenta l'effetto massimo potenziale della misura, ottenuto come somma delle colonne (c)+(d)+(e)

[28] Si noti che, poiché al crescere dell'efficacia si creano più posti di lavoro, non cresce solo la quota di *low skilled* occupati, ma anche il loro numero in valore assoluto.

[29] Si ricorda che i lavoratori *high skilled* sono, in questo contesto, quelli laureati in materie scientifiche potenzialmente in grado di lavorare nel settore R&S.

FIGURA II.1: Ripartizione percentuale dell'aumento di occupazione PER tipologiA di occupatO


3,6%
73,0%
23,4%
2,3%
47,6%
50,0%
2,1%
42,4%
55,5%
0,1%
51,1%
48,8%
2,1%
42,3%
55,7%
(a) Efficacia bassa
(b) Efficacia media
(c) Efficacia piena
(d) Formazione
(e) Matching
Bassa qualifica
Qualifica media
Alta qualifica

II.3 L'IMPATTO FINANZIARIO DELLE MISURE DEL PROGRAMMA NAZIONALE DI RIFORMA

Le griglie allegate al PNR[30] sono suddivise e pubblicate in dieci aree di policy. Esse contengono sia gli aggiornamenti di misure varate negli anni precedenti, sia nuove misure d'intervento emerse nel corso dell'esame dei provvedimenti che hanno completato l'iter parlamentare da aprile 2018 a marzo 2019.

Nelle griglie, le misure sono analiticamente descritte in termini normativi e finanziari. Gli effetti finanziari sono valutati in termini di maggiori/minori entrate e maggiori/minori spese sia per il Bilancio dello Stato, sia per la PA e quantificati con riferimento ai relativi saldi. La quantificazione degli impatti delle misure nelle griglie, ad eccezione di alcuni casi, mette in luce 'costi' e 'benefici' delle misure per la finanza pubblica, prescindendo dalle coperture reperite in ogni provvedimento. L'impatto sul saldo del Bilancio dello Stato (saldo netto da finanziare)[31] è riportato, per ciascuna area, nella Tavola II.8 in cui sono inserite tutte le disposizioni che hanno effetto in termini di finanza pubblica relative al periodo di osservazione.

In particolare, per il triennio 2019 - 2021, gli aggiornamenti più significativi dal punto di vista finanziario, risultano:

- maggiori spese complessive per circa 133 miliardi afferenti prevalentemente all'area 'Lavoro e Pensioni'. In particolare, si segnalano gli oneri per l'introduzione del RdC e del beneficio 'Quota 100', i due principali interventi a sostegno dell'occupazione, lotta alla povertà ed esclusione sociale. Tali disposizioni rispondono anche alla raccomandazione UE n. 4/2018 relativa al

[30] Cfr. 'Guida alla lettura delle griglie', ibidem http://www.rgs.mef.gov.it/VERSIONE-I/attivita_istituzionali/previsione/contabilita_e_finanza_pubblica/documento_di_economia_e_finanza/

[31] Tale scelta è dovuta principalmente alla rilevanza delle Amministrazioni centrali nella definizione e implementazione delle misure. Per analizzare gli impatti in termini di indebitamento netto, si consulti la colonna 'Impatto sul bilancio pubblico' per ciascuna area di *policy* presente nelle 10 griglie associate alla sezione del DEF 2019 'PNR- I provvedimenti organizzati per area di intervento (griglie).

lavoro ed alla povertà. Si segnalano anche le misure a favore del rilancio degli investimenti pubblici e il Fondo investimenti per gli Enti territoriali.

- minori spese per circa 16,6 miliardi per il Bilancio dello Stato. Tra le misure più rilevanti si segnala il concorso alla finanza pubblica delle regioni a statuto ordinario introdotto dalla Legge n. 145/2018 all'art. 1, comma 841 (area 'Infrastrutture e Sviluppo');
- minori entrate per circa 47,5 miliardi nel periodo in esame. Le misure che danno origine ai minori introiti per il Bilancio dello Stato fanno riferimento prevalentemente all'area 'Spesa pubblica e tassazione' e si riferiscono, tra l'altro, alla sterilizzazione delle clausole sull'aliquota IVA e sulle accise nell'anno 2019, all'abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI (che ha effetti significativi anche in termini di maggiori entrate) e all'adozione del regime contributivo forfettario di persone fisiche esercenti attività d'impresa, arte o professione (*flat tax*).
- maggiori entrate per circa 50,8 miliardi sono riconducibili prevalentemente sia all'abrogazione del regime opzionale dell'imposta sul reddito d'impresa IRI che alle disposizioni della Legge di Bilancio per il 2019 relative agli aumenti delle aliquote IVA e delle accise (dal 2020).

TAVOLA II.8 - IMPATTO FINANZIARIO DELLE MISURE NELLE GRIGLIE DEL PNR (in milioni di euro)

	2019	2020	2021
Efficienza amministrativa			
Maggiori entrate	0,0	0,0	0,0
Maggiori spese	159,3	303,2	329,2
Minori entrate	0,2	0,2	0,2
Minori spese	8,7	6,7	7,0
Energia ed Ambiente			
Maggiori entrate	222,6	697,6	92,2
Maggiori spese	914,9	1.047,1	1.073,7
Minori entrate	105,4	1.116,0	959,4
Minori spese	36,3	82,8	36,3
Federalismo			
Maggiori entrate	0,0	414,8	221,7
Maggiori spese	0,0	12,0	9,7
Minori entrate	260,8	628,7	505,5
Minori spese	0,0	0,0	0,0
Infrastrutture e sviluppo			
Maggiori entrate	0,0	0,0	1,0
Maggiori spese	7.931,6	7.079,6	4.310,4
Minori entrate	2.502,1	2.510,7	9,9
Minori spese	2.723,0	1.956,2	330,0
Innovazione e Capitale umano			
Maggiori entrate	0,0	0,0	0,0
Maggiori spese	524,7	864,9	884,0
Minori entrate	0,0	0,0	0,0
Minori spese	87,7	396,2	422,5
Lavoro e pensioni			
Maggiori entrate	298,9	55,8	111,2
Maggiori spese	23.729,2	34.469,1	35.436,2
Minori entrate	174,7	523,1	816,7
Minori spese	1.072,8	2.084,5	2.942,1
Mercato dei prodotti e concorrenza			
Maggiori entrate	234,3	318,2	351,0
Maggiori spese	234,5	74,5	0,5
Minori entrate	149,5	200,5	200,5
Minori spese	0	0	0
Sistema finanziario			
Maggiori entrate	1.505,5	14,6	18,8
Maggiori spese	556,2	574,5	574,5
Minori entrate	44,6	194,7	184,1
Minori spese	164,5	3,2	1,7
Sostegno alle imprese			
Maggiori entrate	17,7	2.155,7	1.228,3
Maggiori spese	375,4	344,3	206,0
Minori entrate	388,4	2.664,1	3.017,8
Minori spese	390,8	396,4	398,1
Spesa Pubblica e tassazione			
Maggiori entrate	11.260,9	12.254,7	19.275,2
Maggiori spese	2.478,1	4.791,3	3.924,5
Minori entrate	16.679,4	6.530,2	7.108,6
Minori spese	893,2	724,0	1.438,4

Nota: Gli effetti della Legge n. 145/2018 (Bilancio di previsione dello Stato esercizio finanziario 2019 e Bilancio pluriennale 2019-2021) in termini di maggiori/minori entrate e maggiori/minori uscite si riferiscono solamente alla Sezione I.

Fonte: Elaborazioni RGS su dati degli allegati 3, delle Relazioni Tecniche e delle informazioni riportate in documenti ufficiali. Sono escluse le risorse dei programmi di azione e coesione e dei vari fondi destinati agli interventi a carattere europeo.

III. LE PRINCIPALI LINEE DI INTERVENTO DEL PROGRAMMA DI GOVERNO

III.1 FINANZA PUBBLICA E TASSAZIONE

La Finanza Pubblica tendenziale e programmatica

Per quanto riguarda il 2019, l'indebitamento netto tendenziale è previsto pari al 2,4 per cento del PIL. Nell'aggiornamento di dicembre esso era proiettato al 2,0 per cento del PIL. La revisione al rialzo riflette per 0,4 punti percentuali la minore crescita nominale prevista e per 0,1 punti una diversa valutazione di rimborsi e compensazioni d'imposta. Va tuttavia ricordato che la Legge di Bilancio per il 2019[32] ha congelato due miliardi di spesa corrente dei ministeri, che possono essere autorizzati a metà anno solamente nell'eventualità che la previsione ufficiale di indebitamento netto risulti ancora in linea con l'obiettivo originario del 2,0 per cento del PIL. L'attuazione di questa clausola riduce il deficit tendenziale di 0,1 punti percentuali.

Il rapporto debito/PIL tendenziale nel 2019 è stimato al 132,8 per cento del PIL, includendo proventi da privatizzazioni pari all'1 per cento del PIL.

Nello scenario programmatico, l'indebitamento netto della PA è confermato pari al 2,4 per cento del PIL nel 2019, scenderebbe al 2,1 per cento nel 2020 e quindi all'1,8 per cento nel 2021 e all'1,5 per cento nel 2022. Il saldo strutturale peggiorerebbe di 0,1 punti percentuali quest'anno, ma risulterebbe in lieve miglioramento al netto della clausola per eventi eccezionali. Nei prossimi tre anni, il saldo strutturale migliorerebbe di 0,2 punti percentuali di PIL nel 2020 e di 0,3 all'anno nel 2021 e nel 2022, scendendo dal -1,5 per cento del PIL nel 2019 al -0,8 per cento nel 2022, in linea con una graduale convergenza verso il pareggio strutturale[33].

In sintesi, gli obiettivi programmatici qui tracciati sono in linea con il dettato del PSC pur puntando in media a miglioramenti del saldo strutturale più contenuti in confronto ad un'interpretazione letterale delle regole.

Il rapporto debito/PIL nello scenario programmatico è previsto salire dal 132,2 per cento del 2018 al 132,6 per cento a fine 2019. Una graduale discesa è invece prevista per il prossimo triennio, al 131,3 per cento nel 2020, 130,2 per cento nel 2021 e infine al 128,9 per cento nel 2022.

La sostanziale *compliance* del programma di finanza pubblica con il braccio preventivo del PSC dovrebbe costituire un fattore rilevante per la valutazione dell'osservanza della regola del debito da parte dell'Italia, che la Commissione

[32] Legge n. 145/2018.

[33] Va menzionato che, soprattutto a seguito delle proiezioni contenute nel Rapporto sull'Invecchiamento 2018, la Commissione Europea ha rivisto l'Obiettivo di Medio Termine minimo dell'Italia da -0,5 per cento a +0,5 per cento del PIL. Una stretta aderenza al PSC richiederebbe pertanto il conseguimento di un surplus strutturale nel medio termine.

Europea dovrà effettuare sulla base del consuntivo 2018. Per maggiori dettagli si rimanda al Programma di Stabilità.

Tassazione e contrasto all'evasione

L'obiettivo del Governo è assicurare una graduale ripartenza della crescita economica nel corso del 2019, in un quadro di coesione e inclusione sociale, senza deviare in modo significativo da un percorso di disciplina di bilancio. La pressione fiscale, che nel 2018 si è attestata al 42,1 per cento del PIL, rimane elevata ma il Governo intende agire per ridurla gradualmente su famiglie e imprese, renderla più favorevole alla crescita e contrastare l'evasione e l'elusione fiscale.

La riduzione della pressione fiscale sui redditi - operativa da quest'anno per imprenditori individuali e lavoratori autonomi - avrà un ruolo centrale nella creazione di un clima più favorevole alla crescita.

Questa riduzione è stata introdotta attraverso l'estensione del regime forfetario (fino a 65.000 euro di ricavi), sostitutivo di IRPEF e IRAP, che assoggetta all'aliquota del 15 per cento una base imponibile forfettizzata applicando ai ricavi coefficienti di redditività differenziati per attività economica. I soggetti che aderiscono a questo regime agevolato sono anche esentati dal versamento dell'IVA. Inoltre, a partire dal 1°gennaio 2020, un'imposta sostitutiva dell'IRPEF e dell'IRAP con aliquota del 20 per cento sarà applicata a imprenditori individuali e lavoratori autonomi con ricavi compresi tra 65.000 e 100.000 euro.

Per incentivare gli investimenti, con il Decreto Crescita, le imprese potranno beneficiare di una riduzione dell'aliquota IRES e IRPEF applicabile agli utili non distribuiti (si veda il *focus* sul Decreto Crescita).

Il contrasto all'evasione, fondamentale nell'assicurare l'equità del prelievo e tutelare la concorrenza tra le imprese, sarà perseguito potenziando tutti gli strumenti a disposizione dell'amministrazione finanziaria, in particolare sfruttando l'applicazione di nuove tecnologie per effettuare controlli mirati.

FOCUS

La quantificazione del *Tax Gap*

La relazione sull'economia non osservata e sull'evasione fiscale e contributiva - elaborata da un'apposita Commissione istituita presso il MEF - ha l'obiettivo di fornire una stima ufficiale delle entrate tributarie e contributive sottratte al bilancio pubblico attraverso la misurazione del *gap* tra le imposte e i contributi effettivamente versati e quelli che i contribuenti avrebbero dovuto versare in un regime di perfetto adempimento agli obblighi tributari e contributivi previsti a legislazione vigente. Per il 2018, è stato allargato lo spettro delle voci prese in considerazione e sono state migliorate le metodologie di stima, per pervenire a risultati ancora più accurati e dettagliati, consentendo così di elevare dal 76 all'87,5 per cento la quota di imposte per le quali è stato valutato il *tax gap*[34]. In media, per il triennio 2014-2016 - per il quale si dispone di stime complete per tutte le imposte e contributi considerati - si osserva un *gap* complessivo pari a circa 109 miliardi, di cui 97,6 miliardi di mancate entrate tributarie e 11,4 miliardi di mancate entrate contributive.

Nel complesso, l'evasione fiscale e contributiva è quantificata per il 2016 in 107.522 milioni, con un incremento di 709 milioni (+0,7 per cento) rispetto al 2015. Tale andamento è dovuto all'aumento (al netto della TASI) di 1.147 milioni dell'evasione fiscale (+1,2 per cento rispetto al 2015) e alla diminuzione per 438 milioni di quella contributiva (-4 per cento rispetto al

[34] Ciò pone l'Italia in una posizione di primato in ambito OCSE per ciò che concerne la valutazione del *tax gap*, anche in termini di tempestività delle stime.

2015). Rispetto al 2015, si registrano un aumento del *tax gap* per l'IVA di 412 milioni e una riduzione di quello relativo all'IRAP di -297 milioni. Si registra anche un aumento relativo all'IRES (989 milioni), e un incremento del *tax gap* dell'IRPEF di circa 1.226 milioni, di cui una riduzione di 115 milioni per i lavoratori dipendenti irregolari e un incremento di 1.341 milioni per lavoratori autonomi e le imprese. Si registra anche una riduzione del *tax gap* da locazioni di 434 milioni rispetto al 2015.

Nel triennio 2014-2016 la propensione al gap[35] diminuisce, passando dal 22,8 per cento al 21,1 per cento. In particolare, l'anno d'imposta 2016 registra un record negativo nella propensione al *gap* delle imposte. Rispetto al 2015, si registrano una riduzione della propensione al *gap* IRPEF per i lavoratori autonomi e le imprese (pari a -0,1 punti percentuali), per le locazioni (pari a -4,6 punti percentuali) e per il canone RAI (-26,7 punti percentuali). Al contrario, si registra un incremento della propensione al gap per l'IRES (1,8 punti percentuali) e per le accise sui prodotti energetici (0,9 punti percentuali). Variazioni contenute si osservano per la propensione al *gap* dell'IRPEF per i lavoratori dipendenti irregolari e per l'IMU.

Le stime del sommerso economico non consentono di quantificare direttamente il *gap* del gettito derivante dal non completo adempimento degli obblighi fiscali e per questo motivo è importante distinguere tra le seguenti componenti: *i)* il mancato gettito derivante da errori dei contribuenti; *ii)* gli omessi versamenti rispetto a quanto risulta in base alle dichiarazioni; *iii)* le mancate entrate fiscali e contributive ascrivibili al divario tra le imposte e i contributi effettivamente versati e le imposte e i contributi che si sarebbero dovuti versare in un regime di perfetto adempimento. L'individuazione delle tre componenti del *gap* rappresenta un aspetto centrale nella definizione delle misure di *policy*. A seconda del tipo di fenomeno, infatti, occorre impiegare differenti leve per ridurne l'entità: l'attività di prevenzione e contrasto per l'evasione intenzionale, la semplificazione e l'offerta di servizi innovativi (come ad esempio le dichiarazioni precompilate) per intercettare gli errori nella compilazione delle dichiarazioni ed interventi economici ad ampio spettro per fronteggiare le crisi di liquidità.

Nel 2019, la Commissione continuerà a monitorare l'applicazione dei recenti interventi adottati per la prevenzione e il contrasto dell'evasione, come l'inserimento del canone RAI nella bolletta elettrica e la fatturazione elettronica, anche tenendo conto delle attività di studio sollecitate dall'Unione Europea e dall'OCSE, unitamente alle raccomandazioni provenienti dal Fondo Monetario Internazionale.

Da gennaio 2019 è entrato a regime l'obbligo di fatturazione elettronica tra operatori economici, associato a misure di semplificazione fiscale e di riduzione degli oneri amministrativi a carico dei contribuenti[36]. Già nel primo mese di operatività sono più che raddoppiate le fatture elettroniche inviate all'Agenzia delle Entrate: i dati mostrano un *trend* in forte ascesa, con 228 milioni di *file* inviati da parte di oltre 2,3 milioni di operatori[37].

I dati che si renderanno disponibili a seguito dell'avvio della fatturazione elettronica obbligatoria saranno integrati - a partire da luglio 2019, per i soggetti con volume d'affari superiore a 400.000 euro[38] - da quelli rilevati attraverso la

[35] La propensione al *gap* è data dal rapporto tra l'ammontare del *tax gap* e il gettito teorico: una riduzione di tale rapporto equivale a un miglioramento della *tax compliance* e viceversa.

[36] Per semplificarne l'avvio, sono esonerati dall'obbligo di fatturazione elettronica i soggetti che applicano il regime forfettario (Legge n. 398 del 1991), se nel periodo d'imposta precedente hanno conseguito dall'esercizio di attività commerciali proventi per un importo non superiore a 65.000 euro. Inoltre, non saranno applicate sanzioni se la fattura elettronica è emessa con ritardo ma entro il termine utile per far concorrere l'imposta ivi indicata alla liquidazione del periodo di competenza (mensile o trimestrale); le sanzioni sono, invece, ridotte dell'80 per cento se la fattura, emessa tardivamente, partecipa alla liquidazione periodica del mese o trimestre successivo a quello di competenza. Infine, per il periodo d'imposta 2019, le fatture i cui dati sono da inviare al sistema tessera sanitaria, ai fini dell'elaborazione della dichiarazione dei redditi precompilata, non possono essere emesse in formato elettronico. Con il Decreto Crescita, l'obbligo di fatturazione elettronica è esteso anche alle operazioni con la Repubblica di San Marino.

[37] Dati dell'Agenzia delle Entrate a febbraio 2019.

[38] Per tutti gli altri contribuenti si partirà il 1° gennaio 2020.

trasmissione telematica dei corrispettivi relativi alle transazioni verso consumatori finali. Le basi dati alimentate dai nuovi flussi informativi saranno utilizzate per incentivare l'adempimento spontaneo dei contribuenti, attraverso comunicazioni per la promozione della *compliance* inviate ai cittadini, ai professionisti e alle imprese. Esse saranno incrociate con i dati delle dichiarazioni dei redditi per potenziare l'efficacia dei controlli.

Gli interventi individuati tramite la procedura di *spending review* del ciclo 2018-2020, per il conseguimento dell'obiettivo di risparmio pari a 1 miliardo strutturale in termini di indebitamento netto, determinano effetti permanenti anche negli anni successivi, già scontati nel quadro tendenziale di finanza pubblica a legislazione vigente. Per il 2018, l'attività di monitoraggio degli interventi è stata completata e le risultanze sono illustrate in maniera dettagliata in allegato al presente Documento di Economia e Finanza. In particolare, sulla base delle evidenze contabili e delle informazioni contenute nelle relazioni di spesa trasmesse da ciascun Ministero, si dà conto dello stato di attuazione dei singoli interventi e del conseguimento del risparmio atteso, illustrando le motivazioni di eventuali scostamenti rispetto alle previsioni iniziali e azioni correttive apportate.

Con il Decreto Fiscale (si veda *focus* successivo) sono state introdotte disposizioni volte ad agevolare la chiusura delle posizioni debitorie aperte, per consentire all'attività di riscossione ordinaria di riprendere con sempre maggiore efficienza. Lo stesso obiettivo viene perseguito con riguardo al contenzioso, favorendo la chiusura delle liti pendenti. Nel 2019 sarà valutata la possibilità di introdurre misure simili anche per le posizioni debitorie delle imprese.

Il medesimo decreto fiscale ha disposto che dal 1°luglio 2019 il **processo telematico** diventerà obbligatorio anche in materia tributaria, così come già avvenuto per il processo civile e per quello amministrativo. I dati statistici mostrano che la digitalizzazione del processo tributario ha già prodotto risultati significativi: infatti, nel primo trimestre 2019, oltre il 54 per cento di tutti gli atti e documenti è depositato in formato digitale presso le Commissioni tributarie provinciali e regionali tramite l'apposito applicativo *web*. Per una completa digitalizzazione del settore, è in corso lo sviluppo dell''applicativo per la redazione della sentenza e degli altri provvedimenti in formato digitale. A ciò si aggiunge l'analisi e la realizzazione dell'applicativo che permetterà lo svolgimento dell'udienza a distanza con notevoli vantaggi di natura organizzativa ed economica. Il processo della digitalizzazione della giustizia tributaria riguarda una giurisdizione che ha un notevole impatto economico per cittadini e imprese. Infatti, il valore economico delle controversie tributarie attivate nel 2018 è stato pari ad oltre 24 miliardi, mentre il valore dei giudizi pendenti, nei due gradi di giudizio al 31 dicembre del medesimo anno si attesta a circa 43 miliardi. Pur rilevando il dimezzamento delle pendenze nell'ultimo decennio (2008-2018), la litigiosità fiscale - con l'ingente impegno in termini di risorse pubbliche umane e finanziarie che comporta - rimane elevata[39]. Pertanto, al fine di individuare i correttivi più adeguati per migliorare ulteriormente il sistema della giustizia tributaria nel suo complesso, si prevede di istituire un tavolo tecnico presso il Ministero dell'Economia e delle Finanze (MEF) a cui parteciperanno tutti gli attori del processo tributario.

[39]La litigiosità fiscale rimane elevata nonostante il percorso virtuoso intrapreso negli ultimi anni: nel triennio 2016-2018, i dati relativi all'andamento del contenzioso, i ricorsi e gli appelli presentati hanno subito una diminuzione di oltre il 9 per cento. Inoltre, i tempi di definizione delle controversie nei due gradi di giudizio dinanzi alle Commissioni tributarie si sono ridotti, attestandosi sui 4 anni.

FOCUS

Gli interventi fiscali della Legge di Bilancio per il 2019 e del Decreto Fiscale e le misure di semplificazione fiscale

Le principali misure fiscali della Legge di Bilancio per il 2019 hanno riguardato la sterilizzazione degli aumenti dell'IVA nel 2019 e le misure finalizzate a sostenere la crescita economica, attraverso la riduzione della pressione fiscale per famiglie e imprese e il rilancio degli investimenti pubblici e privati. Sono state, inoltre, introdotte misure di inclusione sociale per contrastare le diseguaglianze e misure per semplificare e razionalizzare gli adempimenti fiscali, nonché limitare gli effetti distorsivi della tassazione sull'economia. In relazione alle politiche per la crescita inclusiva, quali il RdC e le pensioni di cittadinanza, nonché al pensionamento anticipato si rinvia ai relativi *focus* successivi[40].

Per il 2019 è sterilizzato l'aumento dell'aliquota IVA ridotta del 10 per cento e dell'aliquota IVA ordinaria del 22 per cento, con un impatto di circa 12,5 miliardi. L'incremento dell'aliquota ordinaria dell'IVA, nella misura di 3,2 punti percentuali, è rinviato al 2020. È altresì rinviato al 2021 l'ulteriore incremento di 1,3 punti percentuali e in pari misura per ciascuno degli anni successivi. L'incremento dell'aliquota ridotta di 3 punti percentuali è rinviato all'anno 2020 (per maggiori dettagli si veda il Programma di Stabilità). Inoltre, la Legge di Bilancio per il 2019 amplia l'ammissibilità dell'attuale regime fiscale semplificato ai lavoratori autonomi a basso reddito e alle piccole imprese. Sono finanziate anche misure di incentivazione supplementari per gli investimenti privati in capitale, umano e non, e nell'innovazione. In particolare:

- **regime fiscale forfetario agevolato:** tutti i soggetti che beneficiano del cd 'regime dei minimi' (contribuenti con ricavi o compensi fino a un massimo di 65.000 euro), potranno beneficiare di un regime fiscale caratterizzato da forfettizzazione della base imponibile, tassazione sostitutiva di IRPEF e IRAP con aliquota del 15 per cento, esclusione dal campo di applicazione IVA e significative semplificazioni contabili e in termini di adempimenti;
- **imposta sostitutiva del 20 per cento per imprese e lavoratori autonomi:** dal 1° gennaio 2020 è introdotta un'imposta sostitutiva delle imposte sui redditi e dell'IRAP, con aliquota al 20 per cento, per gli imprenditori individuali, gli artisti e i professionisti con ricavi compresi tra 65.000 e 100.000 euro, che non ricadono nel regime forfettario;
- **riduzione IRES/IRPEF per chi investe e assume**: riduzione di 9 punti percentuali delle aliquote dell'IRES e dell'IRPEF sui redditi corrispondenti agli utili reinvestiti in azienda, destinati all'incremento degli investimenti in beni materiali strumentali nuovi (a esclusione degli immobili e veicoli non strumentali) e all'incremento occupazionale (per i nuovi contratti a tempo indeterminato e a tempo determinato). Tale misura è stata modificata con il Decreto Crescita, che prevede che le imprese potranno beneficiare di una riduzione dell'aliquota IRES applicabile agli utili non distribuiti, a prescindere dalla destinazione specifica degli utili all'interno dell'azienda (si veda il *focus* sul Decreto Crescita);
- i nuovi **premi di assicurazione INAIL** contro gli infortuni e le malattie professionali, in vigore per il triennio 2019-2021, prevedono una riduzione dei tassi medi pagati dalle imprese. La revisione dei premi ha riguardato l'aggiornamento del nomenclatore, il ricalcolo dei tassi medi e il meccanismo di oscillazione del tasso per andamento infortunistico[41];

[40] Per finanziare le pensioni di cittadinanza e il reddito di cittadinanza, contrastare l'esclusione sociale e potenziare i CpI, è stato istituito un Fondo - con uno stanziamento di circa 7,1 miliardi nel 2019, oltre 8 miliardi per il 2020-2021, e 7 miliardi circa dal 2022, che ingloba parte delle risorse dedicate alla lotta alla povertà. Un ulteriore Fondo, costituito da circa 4 miliardi nel 2019 e oltre 8 miliardi nel successivo biennio, è destinato a finanziare altre modalità di pensionamento anticipato e misure per incentivare l'assunzione di giovani lavoratori.

[41] Il nomenclatore tariffario, che attribuisce ai vari tipi di attività tassi differenziati in funzione dello specifico rischio lavorativo, è stato reso più aderente agli attuali fattori di rischio, ridefinendo lavorazioni già previste dalle tariffe precedenti, istituendo nuove voci di tariffa relative a lavorazioni ancora in fase di sviluppo e a nuove modalità organizzative del lavoro, e introducendo cicli tecnologici che si sono diffusi nell'ultimo ventennio ma che

- **riporto delle perdite per i soggetti IRPEF**: per superare l'asimmetria nel trattamento fiscale delle perdite delle imprese in contabilità semplificata e di quelle in contabilità ordinaria, viene riconosciuta, a tutti i soggetti IRPEF, la possibilità di riportare le perdite agli esercizi successivi, nel limite dell'80 per cento dei redditi conseguiti in tali esercizi, per l'intero importo che vi trova capienza;
- **iperammortamento**: è stato prorogato per il 2019, riproponendo, sia pure con alcune rimodulazioni, gli incentivi fiscali già sperimentati nel quadro del Piano 'Impresa 4.0'. In particolare, per gli investimenti fino a 2,5 milioni, la maggiorazione è aumentata dal 150 per cento al 170 per cento;
- **credito di imposta formazione 4.0**: è prorogata al 2019 anche l'applicazione del credito d'imposta per le spese in attività di formazione, svolte per acquisire o consolidare la conoscenza delle tecnologie previste dal Piano 'Impresa 4.0' ed i cui importi sono modulati in base alla dimensione delle imprese;
- 5 milioni per l'anno 2019 e 75 milioni per ciascuno degli anni 2020 e 2021 sono destinati a favore delle agevolazioni concesse nell'ambito del **contratto di sviluppo**, che rappresenta il principale strumento agevolativo dedicato al sostegno di programmi di investimento produttivi strategici ed innovativi di grandi dimensioni nei settori industriale, turistico e della tutela ambientale;
- **imposta sui servizi digitali (cd *web tax*)**: per ripristinare l'equità della tassazione delle grandi multinazionali del web, in linea con i criteri che guidano le discussioni in corso in sede UE e rispettando i vincoli di non discriminazione previsti dai Trattati, viene introdotta una nuova imposta con aliquota pari al 3 per cento che si applica ai ricavi delle grandi imprese che forniscono determinati servizi digitali basati sull'utilizzo di un'interfaccia digitale, e che abbiano congiuntamente due condizioni relative ai ricavi: un ammontare complessivo di ricavi, ovunque realizzati nell'anno solare, non inferiore a 750 milioni; un ammontare di ricavi da servizi digitali, realizzato sul territorio dello Stato nell'anno solare, non inferiore a 5,5 milioni. Per l'attuazione della misura è necessaria l'adozione di un Decreto ministeriale;
- **abrogazione IRI e ACE e rimodulazione credito di imposta in R&S**: le importanti revisioni in materia di tassazione sulle piccole imprese e sugli utili reinvestiti hanno consentito una razionalizzazione di altre misure finalizzate al medesimo scopo. Viene prevista, in particolare, l'abrogazione dell'Imposta sul Reddito Imprenditoriale (IRI) e l'introduzione del regime agevolato per le piccole imprese e per i lavoratori autonomi. L'IRI non era ancora entrata in vigore e, essendo un regime opzionale, aveva l'effetto di mantenere un doppio sistema di tassazione, aumentando la complessità del sistema tributario italiano. A partire dal 2019 viene eliminata, inoltre, la misura di Aiuto alla Crescita Economica (ACE), sostituita con un incentivo al reinvestimento degli utili verso investimenti produttivi. Modificato, infine, il credito d'imposta per spese di ricerca e sviluppo, con l'abbassamento della quota agevolabile (salvo specifiche ipotesi) dal 50 al 25 per cento, nonché dell'importo massimo per impresa da 20 a 10 milioni.
- **revisione della tassazione sui giochi**: viene disposto l'incremento, a decorrere dal 1° gennaio 2019, dell'1,35 per cento e dell'1,25 per cento delle aliquote del prelievo erariale unico (PREU) applicabili, rispettivamente, agli apparecchi cd *new slot* e *video-lottery*. Inoltre è aumentata l'aliquota dell'imposta unica sui giochi a distanza (dal 20 al 25 per cento del margine lordo, ossia della differenza fra raccolta e premi restituiti ai giocatori), sulle scommesse a quota fissa su rete fisica (dal 18 al 20 per cento) e a distanza (dal 22 al 24 per cento) e sulle scommesse simulate (dal 20 al 22 per cento);
- proroga al 2019 delle detrazioni per **interventi di efficienza energetica** (50 per cento e 65 per cento, nei limiti di spesa già previsti per il 2018), **ristrutturazione edilizia** (50 per cento delle spese sostenute entro il limite massimo di 96.000 euro per unità

non esistevano ancora all'epoca dell'ultima revisione. Per la determinazione dei tassi medi nazionali sono stati presi in considerazione i dati relativi all'andamento infortunistico nel triennio 2013-2015.

immobiliare) e per l'acquisto di **mobili e grandi elettrodomestici** (50 per cento delle spese finalizzate all'arredo di unità immobiliari oggetto di ristrutturazione edilizia). È, inoltre, prorogata per il 2019 anche la detrazione IRPEF del 36 per cento (fino a un limite di spesa di 5.000 euro per ciascuna unità immobiliare) per le spese sostenute per **interventi di sistemazione a verde**;

- introdotta, su base opzionale, la **cedolare secca** al 21 per cento sui redditi da locazione relativi a locali commerciali fino a 600 mq di superficie, percepiti da persone fisiche al di fuori dell'esercizio di un'attività di impresa o di arti e professioni, in relazione a nuovi contratti stipulati nel 2019;
- **rivalutazione dei terreni e delle partecipazioni**: è prevista anche per il 2019 la facoltà di rideterminare i valori dei terreni (sia agricoli sia edificabili) e delle partecipazioni in società non quotate possedute da persone fisiche e società semplici. L'imposta sostitutiva si applica sul maggior valore attribuito ai terreni e alle partecipazioni a seguito di un'apposita perizia.

I principali interventi del Decreto Fiscale[42] sono volti a migliorare il rapporto con il contribuente, sia attraverso l'istituto dell'interpello, sia con la cd 'pacificazione fiscale', volta a consentire la chiusura delle pendenze col fisco. In particolare:

- per le imprese che intendono effettuare **nuovi investimenti nel territorio dello Stato**, è ridotta da 30 a 20 milioni la soglia di investimenti per i quali è possibile presentare l'istanza di interpello. L'obiettivo è quello di ampliare la platea dei soggetti ammessi a fruire dell'istituto, che mira a rendere l'Italia maggiormente competitiva per gli investitori attraverso la definizione di regole fiscali certe e trasparenti;
- si prevede la **definizione con modalità agevolata dei processi verbali di constatazione** consegnati entro il 24 ottobre 2018 (data di entrata in vigore del decreto), nonché **di avvisi di accertamento, avvisi di rettifica e di liquidazione, atti di recupero,** notificati entro la stessa data non impugnati e ancora impugnabili. La definizione prevede il pagamento delle somme complessivamente dovute per le sole imposte, senza le sanzioni, gli interessi e gli eventuali accessori e si perfeziona con il versamento in un'unica soluzione o della prima rata entro il termine stabilito. La rateizzazione è ammessa fino a un massimo di venti rate trimestrali di pari importo[43];
- è disposto l'**annullamento automatico dei debiti tributari fino a 1000 euro** (comprensivo di capitale, interessi e sanzioni) affidati agli agenti della riscossione dal 1° gennaio 2000 al 31 dicembre 2010. L'annullamento è effettuato alla data del 31 dicembre 2018, per consentire il regolare svolgimento dei necessari adempimenti tecnici e contabili.

In materia di semplificazioni degli adempimenti per le imprese, il Decreto Fiscale è intervenuto stabilendo che:

- l'Agenzia delle Entrate, a partire dal 2020, nell'ambito di un programma di assistenza *on line* metta a disposizione di tutti i soggetti passivi IVA residenti e stabiliti in Italia le bozze dei **registri delle fatture emesse e delle fatture ricevute** nonché delle liquidazioni periodiche IVA e della dichiarazione IVA annuale. Per i soggetti che convalidano o integrano i dati proposti, viene meno l'obbligo di tenuta dei registri, fatta eccezione per i soggetti in contabilità semplificata;
- è obbligatoria la memorizzazione elettronica e la trasmissione telematica all'Agenzia delle Entrate dei dati relativi ai **corrispettivi giornalieri**, per i soggetti che effettuano operazioni di commercio al minuto. L'obbligo decorre dal 1° gennaio 2020 per la generalità dei soggetti ed è anticipato al 1° luglio 2019 per i soggetti con un volume d'affari superiore a 400 mila euro.

[42] Decreto legge n. 119/2018.

[43] La definizione dei processi verbali di constatazione si perfeziona con la presentazione della dichiarazione integrativa e il versamento in un'unica soluzione o della prima rata entro il 31 maggio 2019.

Infine, il disegno di legge sulle semplificazioni fiscali, attualmente all'esame del Parlamento, ha l'obiettivo di modificare il calendario e gli adempimenti dichiarativi e comunicativi. Tra le novità:

- il divieto all'amministrazione finanziaria di chiedere ai contribuenti, in sede di controllo formale delle dichiarazioni dei redditi, dati e informazioni già in possesso della stessa;
- l'ampliamento dell'ambito operativo del versamento unitario F24 con le conseguenti possibilità di compensazione, estendendone l'applicazione all'imposta sulle successioni e donazioni, all'imposta di registro, all'imposta ipotecaria, all'imposta catastale, alle tasse ipotecarie, all'imposta di bollo, ai tributi speciali e ai tributi locali (comprese le tariffe per la prestazione di servizi), nonché ai relativi accessori, interessi e sanzioni, compresi gli oneri e le sanzioni dovuti per l'inosservanza della normativa catastale;
- un regime alternativo al rilascio delle dichiarazioni d'intento relative all'IVA, volto a semplificare gli adempimenti degli operatori;
- il versamento dell'addizionale comunale IRPEF effettuato dai sostituti d'imposta cumulativamente per tutti i comuni di riferimento;
- la diffusione da parte dell'amministrazione finanziaria degli applicativi informatici, modelli, istruzioni e in genere degli strumenti necessari ad assolvere correttamente gli adempimenti richiesti ai contribuenti con congruo anticipo, prima dell'inizio del periodo d'imposta interessato e comunque non oltre sessanta giorni prima del termine assegnato al contribuente per l'adempimento;
- il contraddittorio tra il contribuente e l'ufficio finanziario come fase endo-procedimentale obbligatoria in tutti i procedimenti di controllo fiscale.

III.2 INVESTIMENTI E INFRASTRUTTURE

Investimenti pubblici

Sul fronte degli investimenti pubblici l'impegno primario del Governo è invertire la tendenza negativa in atto da molti anni e peggiorata ulteriormente dall'inizio della crisi. A questo scopo è essenziale procedere innanzitutto ad una rivisitazione del quadro normativo e delle procedure amministrative, per meglio promuovere la pianificazione e la gestione degli investimenti da parte dalla PA, favorendo le partnership con il settore privato.

L'attuazione delle iniziative in questo settore ha preso avvio con la Legge di Bilancio per il 2019. In primo luogo, il Governo ha istituito un Fondo finalizzato al rilancio degli investimenti delle amministrazioni centrali dello Stato e allo sviluppo del Paese; con una dotazione complessiva è di 43,6 miliardi per gli anni dal 2019 al 2033, e con una quota destinata alla realizzazione, allo sviluppo e alla sicurezza di sistemi di trasporto pubblico di massa.

È stato, inoltre, istituito un Fondo per gli investimenti degli enti territoriali, con una dotazione complessiva di circa 35,1 miliardi fino al 2033 e 1,5 miliardi annui a partire dal 2034. Il Fondo è destinato ai settori dell'edilizia pubblica, della manutenzione della rete viaria, del dissesto idrogeologico, delle bonifiche, della prevenzione del rischio sismico e della valorizzazione dei beni culturali e ambientali. Per l'anno 2019 sono stati assegnati ai Comuni contributi pari a 400 milioni, tenendo conto della quota stabilita per fascia di popolazione[44].

[44] Tali Comuni devono dare inizio ai lavori entro il 15 maggio 2019, pena la revoca del contributo.

Infine, è stato disposto un rifinanziamento complessivo del Fondo per lo sviluppo e la coesione (FSC) per 4 miliardi, nella misura di 800 milioni per ciascun anno dal 2019 al 2023. Conseguentemente, la dotazione del Fondo risulta di 6,4 miliardi nel 2019, 6,8 miliardi nel 2020, 7 miliardi nel 2021 e 26,9 miliardi nel 2022 e anni successivi.

L'esperienza di questi anni mostra, tuttavia, che stanziare i fondi non basta per la realizzazione di opere pubbliche di rilevanza strategica secondo tempi e modalità che rispettino gli standard di efficienza. L'efficacia della spesa per la formazione di capitale pubblico, l'impatto sulla crescita e la qualità della vita dipendono anche dalla capacità della PA di selezionare, avviare e completare entro tempi ragionevoli progetti ad alta redditività economica e sociale[45]. Le carenze nella selezione e valutazione dei progetti e gli ostacoli all'efficacia della spesa pubblica per investimenti risiedono non solo in vincoli di bilancio, ma anche in una serie di fattori di natura legale, burocratica e organizzativa che si sono accumulati nel corso degli anni. Fra di essi vanno menzionate: la perdita di competenze tecniche e progettuali delle pubbliche amministrazioni (in particolare di quelle locali, anche a causa del protrarsi del blocco del *turn over*), le carenze nella valutazione economica e finanziaria e nel monitoraggio dei progetti, la difficile interazione tra le amministrazioni centrali e territoriali, nonché la complessità del recente Codice dei Contratti Pubblici.

A questo scopo, è stata istituita[46] la cabina di regia **'Strategia Italia'**[47] i cui compiti sono: *i*) verificare lo stato di attuazione di piani e programmi di investimento infrastrutturale e adottare le iniziative idonee a superare eventuali ostacoli e ritardi; *ii*) verificare lo stato di attuazione degli interventi connessi a fattori di rischio per il territorio - quali dissesto idrogeologico, vulnerabilità sismica degli edifici pubblici, situazioni di particolare degrado ambientale necessitanti attività di bonifica - e prospettare possibili rimedi. Questa struttura ha un ruolo di impulso e di proposta nei confronti del Consiglio dei Ministri e del CIPE.

La cabina di regia dovrà interagire con le due nuove strutture tecniche create con la Legge di Bilancio per il 2019: 'Investitalia' e la Centrale per la progettazione di beni ed edifici pubblici.

'Investitalia' è una struttura di missione temporanea (con durata non superiore a quella del Governo in carica) per il supporto alle attività del Presidente del Consiglio dei Ministri relative al coordinamento delle politiche del Governo in materia di investimenti pubblici e privati[48]. I suoi compiti sono: *i)* l'analisi e la valutazione di programmi di investimento riguardanti le infrastrutture materiali e immateriali; *ii)* la valutazione delle esigenze di ammodernamento delle infrastrutture delle pubbliche amministrazioni; *iii*) la verifica degli stati di avanzamento dei progetti infrastrutturali; *iv*) l'elaborazione di studi di fattibilità economico-giuridica di progetti di investimento; *v*) l'individuazione di soluzioni operative in materia di investimento; *vi*) l'affiancamento delle pubbliche

[45] Tra lo stanziamento delle risorse e l'effettiva consegna dell'opera conclusa, per esempio, è stato stimato che passino in media due anni per lavori di ammontare inferiore a 100.000 euro e fino a quindici anni per lavori di valore superiore a 100 milioni.

[46] Con il Decreto legge n. 109/2018 (Decreto Genova) cvt. in Legge n. 130/2018. Il Decreto del Presidente del Consiglio dei Ministri ad hoc è stato emanato a febbraio 2019.

[47] È presieduta dal Presidente del Consiglio dei Ministri e composta dai Ministri dell'Economia e delle Finanze, delle Infrastrutture e dei Trasporti, dell'Ambiente, dal Ministro per il Sud e dal Ministro per gli Affari Regionali e le Autonomie e integrata dai Ministri interessati alle materie trattate nonché dai rappresentanti delle autonomie locali.

[48] Il DPCM è stato adottato a febbraio 2019.

amministrazioni nella realizzazione dei piani e programmi di investimento; *vii*) l'individuazione degli ostacoli nella realizzazione degli investimenti; *viii*) l'elaborazione di soluzioni, anche normative, finalizzate alla crescita degli investimenti.

La '**Centrale per la progettazione delle opere pubbliche**' è una struttura di supporto alle amministrazioni centrali e periferiche che deve: *i*) favorire lo sviluppo e l'efficienza della progettazione e degli investimenti pubblici, contribuendo *ii*) alla valorizzazione, all'innovazione tecnologica, all'efficientamento energetico e ambientale nella progettazione e nella realizzazione di edifici e beni pubblici, oltre che *iii*) alla progettazione degli interventi di realizzazione e alla manutenzione, ordinaria e straordinaria, di edifici e beni pubblici[49].

In tale contesto si colloca l'attività dei Provveditorati delle opere pubbliche, che vivono attualmente una condizione di sottoutilizzo rispetto al loro potenziale, per la riduzione progressiva di risorse umane patita nell'ultimo decennio. Nel decreto-crescita si dispone, quindi, il potenziamento dei Provveditorati con l'immissione di cento unità di personale di alta professionalità (ingegneri e progettisti). Ciò contribuirà a rafforzare l'autonoma capacità progettuale di queste articolazioni periferiche del MIT e ad accrescere la loro funzione di sostegno alle autonomie territoriali e locali nella realizzazione delle infrastrutture.

Il Governo intende, inoltre, valorizzare il **Partenariato Pubblico-Privato (PPP)**, con la definizione di un contratto standard PPP che è già ad uno stadio avanzato di elaborazione. Unitamente alla matrice dei rischi e al capitolato di gestione, esso fornirà una guida alle pubbliche amministrazioni per la strutturazione in dettaglio delle operazioni di PPP e la redazione dei relativi atti e documenti negoziali, con il fine di accrescere la competitività del Paese a livello internazionale, migliorare le capacità tecniche e negoziali delle pubbliche amministrazioni, limitare il ricorso alle varianti in corso d'opera e favorire la 'bancabilità' dell'operazione.

Per ridare slancio agli appalti pubblici, favorire la crescita economica e superare le incertezze interpretative sollevate dagli *stakeholders*, si è ritenuto necessario apportare delle modifiche non marginali al **Codice dei Contratti Pubblici** attraverso il Decreto Sblocca Cantieri e la delega al Governo per la semplificazione del Codice stesso (si veda *focus*). La delega mira a ridurre i tempi di realizzazione delle opere pubbliche, promuovere una maggiore efficienza nelle procedure di programmazione, di affidamento, di gestione e di esecuzione degli appalti pubblici, assicurando al contempo una maggiore trasparenza ed efficienza delle amministrazioni ed un coordinamento delle disposizioni legislative vigenti, in modo da facilitarne l'applicazione e la intelligibilità. Il Decreto Sblocca Cantieri si prefigge l'obiettivo della semplificazione delle procedure di aggiudicazione e il conseguente sblocco e/o accelerazione delle stesse, l'apertura del mercato degli appalti pubblici alle PMI e una maggiore flessibilità procedurale volta alla promozione della concorrenza.

[49] Il DPCM che ne definisce il funzionamento non è stato ancora emanato. Tra le attività già in corso di realizzazione finalizzate a rafforzare e rendere più efficienti le procedure di valutazione ex ante dei progetti per le opere pubbliche, si segnala la firma di due protocolli da parte del Ministero delle Infrastrutture e dei Trasporti per assistenza tecnica nell'ambito del cd. Piano Juncker per i sotto-settori: trasporto rapido di massa (Trasporto pubblico locale), strade, autostrade e ferrovie ad alta percorrenza. Il supporto tecnico viene fornito *dall'Advisory Hub* in seno alla Banca Europea degli Investimenti.

FOCUS

La razionalizzazione del Codice dei Contratti Pubblici e il Decreto 'Sblocca-cantieri'

Tra le deleghe approvate dal Consiglio dei Ministri a febbraio 2019 vi è anche quella per la **semplificazione**, la razionalizzazione, il riordino, il coordinamento e l'integrazione della normativa **in materia di contratti pubblici**. La norma dovrà portare alla riforma del Codice dei contratti pubblici nel termine di due anni. La delega dovrà esercitarsi, tra l'altro, nel rispetto dei seguenti principi:

- garantire o migliorare la coerenza giuridica e sistematica della normativa vigente in materia;
- restituire alle disposizioni semplicità e chiarezza di linguaggio;
- assicurare l'efficienza e la tempestività delle procedure di programmazione, di affidamento, di gestione e di esecuzione degli appalti pubblici e dei contratti di concessione al fine di ridurre e rendere certi i tempi di realizzazione delle opere pubbliche;
- eliminare i rinvii a strumenti di normazione secondaria;
- prevedere discipline differenziate applicabili ai contratti pubblici di lavori, servizi e forniture di importo inferiore alle soglie di rilevanza comunitaria;
- promuovere la responsabilità delle stazioni appaltanti, anche per assicurare maggiore flessibilità nell'utilizzo delle procedure di scelta del contraente;
- razionalizzare i metodi di risoluzione delle controversie, anche alternativi ai rimedi giurisdizionali;
- riordinare e riorganizzare l'attuale disciplina concernente le centrali di committenza e i soggetti aggregatori;
- prevedere l'obbligo per le pubbliche amministrazioni di rendere facilmente conoscibili e accessibili le informazioni, i dati da fornire e la relativa modulistica;
- armonizzare, semplificare e razionalizzare la disciplina dei controlli, ad eccezione di quelli fiscali, sulle imprese e i professionisti;
- prevedere l'obbligo, per le pubbliche amministrazioni, di procedere al monitoraggio e al controllo telematico a consuntivo del rispetto dei tempi di conclusione dei procedimenti amministrativi di competenza;
- diffondere la cultura digitale e favorire la partecipazione di cittadini e imprese ai procedimenti amministrativi, innanzitutto attraverso dispositivi mobili.

I decreti legislativi attuativi della delega sono adottati entro un anno dall'entrata in vigore della legge e i regolamenti esecutivi entro due anni.
Per evitare che questo percorso piuttosto lungo di riforma non favorisca una ripresa del settore, le modifiche riguarderanno non solo i settori ordinari e speciali, ma anche la difesa e la sicurezza.

Con il Decreto **legge 'Sblocca Cantieri'**, approvato dal CdM ad aprile 2019, sono apportate modifiche al Codice dei Contratti Pubblici, in grado di ridare slancio agli appalti pubblici, favorendo la crescita economica. Tra le principali misure vi sono:

- la possibilità, per le stazioni appaltanti, di affidare i lavori sulla base di un progetto definitivo semplificato (e non di quello esecutivo) per interventi di manutenzione ordinaria o straordinaria; il progetto semplificato dovrà contenere, tra le altre cose, una relazione generale, un piano sicurezza ed un'analisi dei costi;
- l'ampliamento delle modalità di affidamento per i Comuni non capoluoghi di Provincia;
- la verifica da parte del responsabile (ai fini dell'ammissione e della permanenza degli operatori ai mercati elettronici) dell'esistenza di motivi di esclusione, su un campione significativo di operatori economici; i soggetti che gestiscono mercati elettronici possono sostituire il Documento di Gara Unico Europeo (DGUE) con formulari standard;
- un nuovo regime delle soglie per la normativa riguardante gli appalti, con l'introduzione di un regime semplificato per i contratti sotto soglia. In particolare per i lavori:: *i)* rimane

invariata la prima soglia (infra 40.000 euro), con affidamento diretto, senza consultazione di operatori; *ii)* la seconda soglia è innalzata da 150 mila euro a 200 mila, e sono ridotti il numero degli operatori economici da consultare, portandoli da dieci a tre; *iii)* fino a 5 milioni si applica per tutti la procedura aperta, con il criterio del prezzo più basso e l'esclusione automatica dell'operatore in caso di offerta anomala; *iv)* la facoltà, per le stazioni appaltanti, di esaminare le offerte prima della verifica della documentazione relativa al possesso dei requisiti generali, di idoneità e capacità degli offerenti. In questo caso esse verificano che non ricorrano motivi di esclusione del miglior offerente;

- viene semplificato il meccanismo della determinazione della soglia di anomalia, garantendo un maggior livello di snellezza procedurale e un maggior contenimento dei ribassi;
- la riduzione, da 90 a 60 giorni, del termine per il rilascio dei pareri obbligatori da parte del Consiglio superiore dei lavori pubblici;
- la possibilità che le varianti di valore fino al 50 per cento del progetto possano essere approvate direttamente dal soggetto aggiudicatore, mentre per quelle di valore superiore interviene il CIPE;
- il ripristino temporaneo, per le opere i cui progetti definitivi siano approvati entro il 31 dicembre 2020, dell'affidamento congiunto della progettazione e dell'esecuzione dei lavori;
- l'innalzamento fino a 15 anni della durata dei certificati rilasciati alle imprese esecutrici dalle stazioni appaltanti;
- viene garantita maggiore discrezionalità alla stazione appaltante ai fini della determinazione dei punteggi in caso di offerta economicamente più vantaggiosa in base alle caratteristiche e peculiarità di ogni singolo appalto, sopprimendo il riferimento che stabilisce un tetto massimo per il punteggio economico;
- in tema di subappalto: *i*) è eliminato il divieto per l'affidatario di subappaltare a soggetti che abbiano partecipato alla gara; *ii*) è soppresso l'obbligo di indicare la terna di subappaltatori in sede di offerta; *iii)* è introdotta la possibilità che il subappalto superi la quota del 30 per cento dell'importo complessivo del contratto di lavori, servizi e forniture, dei lavori subappaltabili, con la possibilità per la stessa stazione appaltante di prevedere nel bando che i lavori subappaltabili possano spingersi fino al 50 per cento dell'importo complessivo del contratto;
- l'ampliamento del novero dei soggetti che possono qualificarsi come promotori nelle operazioni di PPP;
- la semplificazione della disciplina degli interventi strutturali in zone sismiche, prevedendo una differenziazione tra interventi 'rilevanti' e di 'minore rilevanza';
- la nomina da parte del Presidente del Consiglio dei Ministri, su proposta del Ministro delle infrastrutture e dei trasporti, di uno o più Commissari straordinari per gli interventi infrastrutturali ritenuti prioritari; tali Commissari sono individuabili anche nell'ambito delle società a prevalente capitale pubblico. L'approvazione dei progetti da parte dei Commissari straordinari, d'intesa con i Presidenti delle regioni e delle province autonome territorialmente competenti, sostituisce, ad ogni effetto di legge, ogni autorizzazione, parere, visto e nulla-osta occorrenti per l'avvio o la prosecuzione dei lavori, fatta eccezione per quelli relativi alla tutela di beni culturali e paesaggistici. Per l'esecuzione degli interventi, i Commissari straordinari possono essere abilitati ad assumere direttamente le funzioni di stazione appaltante e operano in deroga alle disposizioni di legge in materia di contratti pubblici.

Va, da ultimo, ricordata la modifica[50] dell'articolo 8 del Codice dei Contratti Pubblici, prevedendo che gli operatori economici siano esclusi dalla partecipazione alla procedura d'appalto per dubbia integrità o affidabilità, qualora l'appaltatore: *i*) abbia tentato di influenzare indebitamente il processo decisionale della stazione appaltante, o di ottenere informazioni riservate a fini di un proprio vantaggio, oppure abbia fornito informazioni false o fuorvianti, suscettibili di influenzare le decisioni sull'esclusione, la selezione o l'aggiudicazione, ovvero abbia omesso le informazioni dovute ai fini del corretto svolgimento della procedura di selezione; *ii*) abbia dimostrato significative o persistenti carenze nell'esecuzione di un precedente contratto di appalto o di concessione che ne hanno causato la risoluzione per inadempimento ovvero la condanna al risarcimento del danno o altre sanzioni comparabili.

Infrastrutture e mobilità

La strategia del Governo in ambito infrastrutturale è rivolta a dare priorità ad una rete di piccole opere diffuse, con particolare attenzione a viabilità e sicurezza di ponti, gallerie e strade interne. Gli obiettivi primari sono: *i*) la promozione del trasporto ferroviario regionale nella logica dell'intermodalità; *ii*) la riduzione del numero di vittime della strada; *iii*) la promozione della mobilità sostenibile; *iv*) il sostegno all'edilizia pubblica.

A ciò si affianca la volontà di portare a compimento gli investimenti di carattere strategico seguendo *standard* rigorosi di efficienza e di economicità. A questo scopo, la Struttura Tecnica di Missione del MIT ha completato l'analisi costi-benefici di alcune grandi opere e prosegue nella sua attività di monitoraggio e vigilanza sulla realizzazione delle infrastrutture stesse.

Nel trasporto ferroviario il completamento dell'Alta Velocità può essere coerente con la manutenzione delle infrastrutture esistenti attraverso innovazioni tecnologiche che consentano di diminuire i tempi di percorrenza sulle medie distanze. Per le ferrovie regionali, il Governo promuoverà una stretta collaborazione con le Regioni nel monitoraggio della rete, prevedendo la possibilità di affidare a Rete Ferroviaria Italiana (RFI) alcuni tratti oggi gestiti dalle Regioni[51]. Il primo passo verso quest'obiettivo è stato fatto con l'adozione del Decreto Interministeriale MIT/MEF 16 aprile 2018 che, in attuazione del Decreto Legge n. 50/2017, individua le linee ferroviarie regionali di rilevanza per la rete ferroviaria nazionale.

Inoltre l'azione di Governo intende migliorare l'accessibilità alla rete ferroviaria mediante lo sviluppo del piano di riqualificazione delle stazioni.

L'Autorità di Regolazione dei Trasporti (ART) ha adottato indicazioni e prescrizioni relative alle procedure adottate dal gestore dell'infrastruttura (RFI S.p.A.) per modulare l'orario di servizio sulle esigenze degli utenti e regolare la circolazione, nonché sulla trasparenza informativa nei confronti delle imprese ferroviarie anche in relazione al grado di utilizzazione della capacità ed alla gestione della saturazione della rete. Ha altresì prescritto la pubblicazione degli

[50] Con l'articolo 5 del Decreto legge n. 135/2018, cvt. Legge n. 12/2019.

[51] Al fine di estendere anche alla rete regionale gli elevatissimi standard di sicurezza di cui beneficia la rete gestita da RFI grazie alla tecnologia ETRMS, benchmark a livello europeo.

indici-obiettivo di puntualità, nonché i valori di consuntivo riferiti all'anno precedente, adottando una chiara definizione dei relativi criteri di misurazione.

Al fine di incentivare le Regioni ad efficientare la programmazione dei servizi di **trasporto pubblico locale** e regionale il Ministero procederà ad una ripartizione delle risorse del fondo nazionale per la contribuzione dello stato agli oneri sostenuti dalle Regioni a statuto ordinario per i servizi di trasporto pubblico locale anche ferroviario. Tale ripartizione prevedrà l'applicazione di premialità/penalità mediante la verifica di indicatori quali i ricavi da traffico, i corrispettivi da contratto di servizio ed i passeggeri trasportati. Le penalità e primalità in parola saranno applicate tenendo conto di dati economici e trasportistici trasmessi in via telematica ed in forma certificata dalle aziende di settore all'osservatorio sul TPL. Inoltre, sono stati stanziati 300 milioni per nuovi mezzi navali destinati al trasporto pubblico locale. Il piano permetterà di migliorare il livello di servizio e ridurre, entro il 2024, l'età media della flotta dagli attuali 20 a 10,6 anni. Queste misure sul trasporto pubblico locale contribuiscono all'obiettivo generale del Governo di stabilire standard minimi di efficienza e di qualità su base nazionale, anche rafforzando la collaborazione con l'ART.

Saranno altresì attivati i programmi di sviluppo dei sistemi di trasporto rapido di massa mediante la verifica di progetti per la realizzazione di metropolitane, filovie e tramvie e la successiva ripartizione delle risorse assegnate a valere sul fondo investimenti. Lo sviluppo dei sistemi in parola è strettamente connesso all'applicazione da parte dei comuni con oltre 100.000 abitanti e delle città metropolitane dei Piani Urbani Mobilità Sostenibile (PUMS), definiti con criteri uniformi sull'intero territorio nazionale. Misure di incentivazione per l'acquisto di mezzi meno inquinanti sono previste per i veicoli commerciali con portata al di sopra delle 3,5 tonnellate. Al riguardo è previsto un piano di incentivazione che porterà ad una sostituzione dei veicoli euro 3 con contestuale attuazione di misure disincentivanti per i veicoli più inquinanti.

Con riferimento alla **mobilità sostenibile**, l'obiettivo del Governo è di ridurre progressivamente il numero degli autoveicoli con motori diesel e benzina, al fine di contenere le emissioni inquinanti e conseguire gli obiettivi dell'Accordo di Parigi sui cambiamenti climatici. Un passo in tal senso si è compiuto con l'approvazione del Piano strategico della mobilità sostenibile che ha destinato 3,7 miliardi al ricambio del parco-bus con mezzi a basso impatto. Dal 2019 al 2033 saranno rinnovati 2.000 autobus l'anno, oltre a 250 treni (questi ultimi entro il 2022)[52]. Coerentemente, per favorire la riconversione, la Legge di Bilancio per il 2019 ha riconosciuto, nel triennio 2019-2021, un contributo economico in misura differenziata per importi che vanno da 1.500 a 6.000 euro, ai soggetti che acquistano e immatricolano in Italia un veicolo non inquinante[53]. La misura è affiancata dalla contestuale istituzione, per gli anni 2019-2021, di un'imposta progressiva che grava sugli acquisti di veicoli nuovi con emissioni di CO_2 che eccedono la soglia di 160 gr/km.

[52] Oltre 250 treni saranno sostituiti con le risorse stanziate dall'art. 1, comma 866 della LS 2016 (640 mln per il periodo 2019-2022) nonché con le risorse del FSC di cui alle delibere CIPE n. 25/2016, n. 54/2016 e n. 12/2018 (oltre 800 mln per il periodo 2018/2021). Inoltre, sono stati stanziati 300 milioni del Fondo investimenti di cui all'art. 1, comma 140, della LB 2017 per l'acquisto di nuovi mezzi navali.

[53] Con emissioni di CO2 che non eccedono la soglia di 70 gr/km. Sono incentivati solo gli acquisti di veicoli che hanno un costo massimo di 50.000 euro, IVA esclusa. Il contributo è corrisposto dal venditore all'acquirente mediante sconto sul prezzo di acquisto e recuperato dallo stesso venditore sotto forma di credito d'imposta. Il contributo statale è maggiorato in presenza della rottamazione di un veicolo vetusto.

Nella direzione della sostenibilità ambientale si muove anche il decreto, approvato nel novembre scorso, sulla progettazione e realizzazione di un sistema nazionale di ciclovie turistiche[54] per le quali la Legge di Bilancio per il 2019 ha messo a disposizione 2 milioni nel 2019. L'integrazione con altre forme di mobilità sarà ottenuta con il sostegno al *car* e *bike sharing* e con la costruzione di parcheggi intermodali in prossimità delle stazioni ferroviarie metropolitane e degli autobus.

La proposta di **Piano Nazionale Integrato Energia e Clima** inviata alla Commissione Europea punta alla riduzione dei carburanti inquinanti nei trasporti e all'incremento della mobilità elettrica, per raggiungere la quota di 1,6 milioni di auto elettriche nel 2030. Con il Piano Nazionale Infrastrutturale per la Ricarica dei veicoli alimentati a energia elettrica sono previsti circa 70 milioni per la realizzazione di reti infrastrutturali per la ricarica e interventi di recupero del patrimonio edilizio mirati allo sviluppo delle medesime reti. La Legge di Bilancio per il 2019 ha anche introdotto una nuova detrazione fiscale per l'acquisto e la posa in opera di infrastrutture di ricarica domestiche dei veicoli alimentati ad energia elettrica.

In tema di **sicurezza**, il Governo ha recentemente approvato un Disegno di legge delega per modificare il Codice della Strada. L'obiettivo è di assicurare una maggiore tutela della sicurezza stradale; semplificare gli adempimenti a carico delle persone con disabilità che necessitano di apportare modifiche ai propri autoveicoli; conseguire la razionalizzazione, la proporzionalità e l'efficacia degli istituti sanzionatori; riorganizzare le disposizioni del Codice e, infine, predisporre provvedimenti concernenti la progettazione e la costruzione di infrastrutture stradali e di arredi urbani finalizzati alla sicurezza degli utilizzatori di veicoli a due ruote e degli altri dispositivi per la mobilità personale.

In materia di sicurezza stradale, l'ART è stata designata organismo nazionale, imparziale e indipendente[55], competente a valutare la conformità dei requisiti da rispettare in materia di diffusione delle informazioni e dei dati concernenti le aree di parcheggio destinate agli automezzi pesanti e sulla viabilità. Venendo alla circolazione dei veicoli generalmente considerata, il MIT ha messo in campo una strategia che mira alla massima semplificazione degli adempimenti burocratici e alla penalizzazione di condotte elusive delle prescrizioni di circolazione stradale[56].

[54] Decreto 29 novembre 2018. In attuazione delle leggi di Bilancio 2016 (art. 1, comma 640) e 2017 (art. 1, comma 144), è stato emanato il Decreto Ministero delle Infrastrutture e dei trasporti 29 novembre 2018, con cui sono state stanziate risorse nazionali per complessivi 362 milioni circa dal 2016 al 2024. Questa grande opera, che ha visto la partecipazione di città, regioni, associazioni e Stato, include con priorità i percorsi Verona-Firenze (Ciclovia del Sole), Venezia-Torino (Ciclovia VENTO), da Caposele (AV) a Santa Maria di Leuca (LE) attraverso la Campania, la Basilicata e la Puglia (Ciclovia dell'acquedotto pugliese), Grande raccordo anulare delle biciclette (GRAB) di Roma, ciclovia del Garda, ciclovia Trieste - Lignano Sabbiadoro - Venezia, ciclovia Sardegna, ciclovia Magna Grecia (Basilicata, Calabria, Sicilia), ciclovia Tirrenica e ciclovia Adriatica.

[55] Ai sensi dei Regolamenti delegati (UE) n. 885/2013 e n. 886/2013.

[56] Si iscrivono in questa strategia complessiva: a) l'esterovestizione delle targhe: in particolare, con la modifica dell'articolo 93 del codice della strada si è posto fine al fenomeno della circolazione in Italia di veicoli (anche adibiti ad attività di autotrasporto di persone e di cose) recanti targa straniera, spesso intestati a prestanome residenti all'estero, ma di fatto nella disponibilità di soggetti residenti o comunque stabilmente domiciliati in Italia, con la conseguente elusione del bollo auto e dell'imposta provinciale dovuta per l'iscrizione nel pubblico registro automobilistico. In particolare, è stato vietato a chi ha stabilito la residenza in Italia da oltre 60 giorni, di circolare con un veicolo immatricolato all'estero; b) la portabilità della targa: si sta operando per dare attuazione all'articolo 100, comma 3-bis, del codice della strada, prevedendo che le targhe dei veicoli, dei motoveicoli e dei rimorchi siano personali e non possano essere abbinate contemporaneamente a più di un veicolo, ma debbano essere trattenute dal titolare in caso di trasferimento di proprietà, costituzione di usufrutto, stipulazione di locazione con facoltà di acquisto, esportazione all'estero e cessazione o sospensione dalla circolazione; c) la c.d targa "personalizzata": è intenzione del MIT dettare regole puntuali per consentire, nel rispetto delle codificazioni alfanumeriche esistenti, l'emissione di targhe connotate da sequenze di elementi personalizzanti anche la fine di incentivarne la portabilità.

Altra iniziativa strategica in ambito di semplificazione degli adempimenti amministrativi a carico dei cittadini in ambito di motorizzazione è l'attuazione del documento unico di circolazione, che potrebbe offrire l'occasione di rideterminare il bollo auto.

In materia di concessioni autostradali, l'obiettivo del MIT è riequilibrare i rapporti tra interessi pubblici e privati e implementare le nuove regole con cui l'ART ha approvato il sistema tariffario di pedaggio basato sul *price cap* con determinazione dell'indicatore di produttività a cadenza quinquennale, per l'affidamento delle concessioni di alcune tratte autostradali. Il sistema tariffario di pedaggio si caratterizza, tra l'altro, per la previsione di una componente tariffaria di gestione, di una componente di costruzione e di una componente per gli oneri di concessione. È inoltre prevista maggiore trasparenza contabile rispetto al regime previgente, con la chiara individuazione delle attività pertinenti e dei criteri di ammissibilità dei costi e degli investimenti. Il sistema prevede regole per la determinazione del capitale investito netto e del relativo tasso di remunerazione, per la corretta individuazione della dinamica tariffaria e per la regolazione della produttività, con previsione di meccanismi incentivanti e di penalità, relativamente ai livelli della qualità del servizio e degli investimenti. Sono, infine, definiti gli obblighi di separazione contabile e di contabilità regolatoria, nonché un meccanismo di *revenue sharing* volto a limitare gli extra ricavi del concessionario.

Più in generale, la strategia del Governo nell'ambito delle **infrastrutture autostradali** è volta alla realizzazione di una rete efficiente, razionale e sostenibile, soprattutto nel senso dell'armonico sviluppo della rete viaria già realizzata. Nell'ambito di tale strategia, acquistano una rinnovata centralità la coerenza e l'attendibilità economico-finanziaria dei Piani economico-finanziari (PEF) delle concessioni in corso di approvazione, al fine di evitare, anche prospetticamente, fenomeni di aggravio dell'onere a carico della fiscalità generale in costanza di affidamenti non supportati da idonee risorse private. Detta strategia è altresì volta all'affidamento delle concessioni autostradali[57].

Particolare riguardo verrà infine dato alla **sicurezza** dell'infrastruttura autostradale, anche nell'ottica di un superamento progressivo dell'approccio emergenziale che ha caratterizzato l'intervento dei precedenti Governi, nella prospettiva dell'adozione di misure quadro orientate ad un complessivo innalzamento dei livelli generali di affidabilità dell'infrastruttura. L'applicazione delle più moderne tecnologie di monitoraggio delle infrastrutture stradali e autostradali è considerata un obiettivo prioritario del Governo[58].

Secondo quanto previsto anche dal Disegno di legge per la prevenzione e il contrasto del dissesto idrogeologico (cosiddetto 'Proteggi Italia'), il Governo lavorerà per innovare l'attuale quadro normativo in tema di dissesto idrogeologico, operando un ampliamento e un rafforzamento degli attuali poteri dei commissari di governo e una semplificazione e velocizzazione delle procedure di finanziamento, esecuzione e realizzazione degli interventi di messa in sicurezza del territorio. Il DPCM prevede un Piano stralcio immediato per l'anno 2019 con gli interventi aventi carattere di urgenza e indifferibilità, fino alla concorrenza di un importo

[57] In particolare là dove sia necessario un maggior intervento pubblico e comunque nel solco delle possibilità già delineate dall'art. 13-bis del decreto legge n. 148 del 2017, con moduli procedimentali innovativi, anche nella forma della valorizzazione dell'*in house providing*.

[58] Al riguardo acquista particolare rilievo l'utilizzo di appositi sensori idonei ad una continua mappatura, anche dei correlati dati geospaziali, delle infrastrutture e ad una continuativa mappature dei rischi strutturali legati all'esercizio delle stesse nelle diverse condizioni.

complessivo di 3 miliardi. Le risorse finanziarie complessivamente disponibili ammontano ad oltre 14 miliardi. Per i primi 3,3 miliardi si è già provveduto al riparto annuale delle risorse ai Commissari delegati, prevedendo la possibilità di finanziare la sola progettazione da realizzare nel 2019 nonché modalità per semplificare e velocizzare le procedure.

A inizio aprile, il Consiglio dei Ministri ha approvato in esame preliminare un Disegno di legge per la mitigazione del dissesto idrogeologico e la salvaguardia del territorio che attribuisce ai Presidenti delle Regioni designati quali Commissari contro il dissesto idrogeologico il compito di predisporre un programma d'azione triennale per la mitigazione del rischio e per la salvaguardia del territorio, nel quale vengono riportate la descrizione tecnica e le singole stime di costo. Si consente inoltre il ricorso all'affidamento della progettazione esecutiva e dell'esecuzione di lavori sulla base del progetto definitivo, indipendentemente dall'importo dei lavori, nel rispetto di quanto previsto dalle norme europee sugli appalti pubblici. Il testo del disegno di legge verrà trasmesso alla Conferenza permanente per i rapporti tra lo Stato, le Regioni e le Province autonome di Trento e di Bolzano per l'acquisizione del parere di competenza.

FOCUS

Decreto 'emergenze' e Legge di Bilancio per il 2019.

Il Decreto legge n. 109/2018 (convertito con la Legge n. 130/2018) introduce disposizioni volte a velocizzare le operazioni di demolizione e ricostruzione del viadotto Morandi a Genova, a sostenere i soggetti danneggiati dal crollo, nonché dirette a intraprendere ogni iniziativa necessaria al ripristino della funzionalità dei servizi pubblici e delle infrastrutture. Inoltre, il decreto introduce misure urgenti aventi ad oggetto gli eventi calamitosi che hanno colpito l'Italia centrale e l'isola di Ischia, già oggetto di interventi normativi. Infine, per uscire dalla logica emergenziale, il Governo ha approvato norme con finalità di prevenzione, volte al monitoraggio delle infrastrutture a rischio[59].

Il decreto ha, fra l'altro, modificato le norme istitutive dell'Autorità di regolazione dei trasporti estendendone le competenze in materia autostradale, anche alle concessioni in essere. In esecuzione di tali disposizioni, l'Autorità ha avviato[60] un procedimento volto a definire il sistema tariffario applicabile a ciascuna concessione, che si concluderà a fine giugno 2019 dopo la consultazione pubblica degli *stakeholders*.

In tema di sicurezza delle infrastrutture e dei trasporti, al fine di rafforzare le misure di prevenzione e di garantire la piena sicurezza nella mobilità e nei trasporti, si introducono nuove norme che prevedono l'istituzione di una Agenzia di Vigilanza per la Sicurezza delle strade e autostrade, con parallelo ampliamento degli organici tecnici del Ministero delle Infrastrutture e dei Trasporti (MIT) dedicati ai controlli di sicurezza, e la creazione di una

[59] Viene istituita la figura del Commissario straordinario per consentire di procedere alla celere ricostruzione delle infrastrutture danneggiate, nonché per attuare ogni misura idonea a superare le conseguenze degli eventi dannosi. Alle imprese danneggiate dal crollo è riconosciuto un contributo finalizzato alla mitigazione dei pregiudizi sofferti, fermo restando i diritti risarcitori nei confronti degli eventuali responsabili. Sono, altresì, introdotte misure di facilitazione fiscale per le imprese genovesi e per la piena ripresa dei traffici portuali, prevedendo l'istituzione di una zona franca urbana (ZFU) per il 2019 (con uno stanziamento annuo di 50 milioni annui nel 2019 e nel 2020 e l'estensione fino al 31 dicembre 2019 in base alla Legge di Bilancio per il 2019) e di una zona logistica semplificata (ZLS) per il porto e il retroporto. Sono state disposte anche agevolazioni volte a esentare i fabbricati inagibili a seguito del crollo del viadotto Polcevera e il sisma del 2017. Previste anche misure immediate per favorire la viabilità e i collegamenti in entrata e in uscita da Genova, anche potenziando il trasporto pubblico locale, con uno stanziamento di 8 milioni nel 2018, 15 nel 2019 e 7 nel 2020 (Legge di Bilancio per il 2019). Un totale di 200 milioni di euro andranno, nei prossimi 4 anni, all'Autorità di Sistema Portuale del Mare Ligure occidentale ed è affidata al Commissario straordinario anche l'ottimizzazione dei flussi logistici del porto. Alla Liguria sono stati assegnati anche 8 milioni per interventi di progettazione e ripristino di opere a mare danneggiate dagli eventi calamitosi del 29 e 30 ottobre 2018.

[60] Delibera ART n. 16/2019

banca dati sulle opere pubbliche per monitorarne, tra l'altro, i parametri di sicurezza utilizzando sistemi tecnologici innovativi.

Per i fini sopra indicati la Legge di Bilancio per il 2019[61] ha stanziato 740 milioni per il 2019 e 2.900 per il biennio 2020-2021 (43.600 milioni complessivi nel periodo 2019-2033) per l'istituzione del Fondo Investimenti delle Amministrazioni Centrali. Una parte del fondo sarà destinata allo sviluppo e messa in sicurezza dei sistemi di trasporto pubblico di massa. A febbraio 2019 è stato firmato un primo Decreto del Presidente del Consiglio dei Ministri di riparto, che assegna 19 miliardi ad interventi di messa in sicurezza del territorio nazionale e impulso al trasporto (locale e nazionale). Si prevede un monitoraggio ad hoc delle risorse impiegate in quest'ambito.

Ulteriori 400 milioni per il 2019[62] sono stati previsti come contributi ai Comuni fino a 20.000 abitanti per la messa in sicurezza di scuole, strade, edifici pubblici e patrimonio culturale, con particolare riferimento a viadotti, ponti, gallerie, ecc. Gli interventi riguardano opere che presentino specifiche necessità di manutenzione. Il piano sarà trattato alla stregua di un intervento emergenziale, utilizzando procedure previste dalla legislazione vigente - in particolare la procedura negoziata - che consentono di ridurre significativamente i tempi necessari per l'affidamento dei lavori.

Alla messa in sicurezza delle infrastrutture stradali saranno destinati anche 5 milioni annui nel biennio 2019-2020, nell'ambito dell'aggiornamento del contratto di programma di ANAS S.p.A. Ulteriori risorse saranno assegnate ad Abruzzo, Lazio, Marche ed Umbria per l'adeguamento antisismico degli edifici e per gli interventi infrastrutturali[63].

Il ruolo di **ferrovie, porti ed aeroporti** è essenziale per lo sviluppo dell'economia. Con riferimento ai porti e, in particolare, allo scambio con il trasporto per ferrovia e su strada, RFI ed ANAS dovranno potenziare le infrastrutture di adduzione e di ultimo miglio, in modo da ridurre le esternalità negative ed i tempi di permanenza delle merci nei porti. Va in questa direzione quanto previsto dalla Legge di Bilancio per il 2019 secondo cui - nell'ambito del contratto di programma 2017-2021 tra MIT e RFI - dovranno essere destinati 100 milioni annui nel 2019-2020 alla realizzazione di connessioni ferroviarie, valorizzando soprattutto collegamenti con porti e aeroporti.

L'ART ha adottato[64] prime misure di regolazione per garantire l'accesso equo e non discriminatorio alle infrastrutture portuali, anche al fine di concorrere al miglioramento dell'efficienza delle gestioni ed alla trasparenza delle condizioni di accesso ai mercati del settore. Le misure riguardano, tra l'altro, la concessione di aree e banchine portuali, le autorizzazioni allo svolgimento delle operazioni portuali, la vigilanza sulle tariffe delle operazioni e dei servizi portuali.

Il ruolo dei **Porti** è essenziale per lo sviluppo dell'economia nazionale e richiede azioni di *policy* finalizzate al recupero della competitività economica del 'sistema mare' in termini di produttività ed efficienza. Le azioni intraprese e quelle da intraprendere attengono quindi, in via principale, al monitoraggio degli effetti della riforma della Legge n. 84/1994, per lo snellimento delle procedure amministrative in tema di ordinamento portuale, di analisi degli investimenti pubblici e della

[61] Cfr. commi 95-96 Legge n. 145/2018.

[62] Cfr. articolo 1, commi 107-114 (Contributo per i piccoli investimenti dei comuni), Legge n. 145/2018.

[63] Ulteriori interventi finalizzati alla messa in sicurezza sono: i) gli interventi di edilizia sanitaria (100 milioni annui nel periodo 2021-2022); ii) l'utilizzo del risultato di amministrazione da parte degli enti territoriali (404 milioni nel 2020 e 711 nel 2021); iii) gli investimenti delle Province per la manutenzione di strade e scuole (250 milioni annui nel periodo 2019-2033 con un importo complessivo pari a 3,75 miliardi). Tali investimenti saranno finanziati con il fondo per il rilancio degli investimenti degli enti territoriali con 2,78 miliardi nel 2019 e 4,4 nel biennio 2020-2021.

[64] Delibera ART n. 57/2018 del 30 maggio 2018

promozione di nuove politiche commerciali dei porti. L'obiettivo è promuovere lo sviluppo delle reti di trasferimento e di logistica, sia nell'ambito del bacino del Mediterraneo, sia in proiezione extra-mediterranea. A tale tema è poi connessa l'esigenza di una revisione della *governance* delle Autorità di sistema portuale, accompagnata da interventi puntuali in tema di concessioni portuali e di tassazione delle operazioni riferite ai traffici marittimi.

Risorse adeguate saranno investite per attrezzare i porti con aree retro-portuali capaci di garantire lo sdoganamento delle merci in loco e il trasbordo su altre modalità, in particolare sulla rete ferroviaria, data la sua maggiore sostenibilità ambientale.

Il Governo intende, inoltre, investire nella portualità, sia, attraverso misure che rinnovino e potenzino la ricettività in termini di nuove strutture (opere di difesa, dighe, moli, banchine, spazi operativi) o in termini di efficientamento delle esistenti, anche con tecnologie che ne migliorino la sostenibilità ambientale. Sia attraverso la necessaria manutenzione, ordinaria e straordinaria, di arredi, impianti e soprattutto dei fondali dei nostri bacini, necessitanti di un continuo approfondimento dei fondali affinché possa essere garantito l'approdo e la manovrabilità delle navi in tutta sicurezza. Ritiene altresì che questo sforzo infrastrutturale globale debba essere accompagnato dal miglioramento dell'intermodalità, mediante l'effettiva connessione col tessuto trasportistico a terra, stradale e soprattutto ferroviario, nonché con le vie d'acqua interne navigabili, talune delle quali dichiarate di interesse strategico nazionale.

Nel **settore aeroportuale** gli interventi previsti tendono a migliorare la connettività, innanzitutto delle aree remote e disagiate del Paese, poco servite da collegamenti aerei interconnessi con le altre modalità di trasporto. Pertanto, gli investimenti saranno indirizzati a garantire infrastrutture e servizi aerei efficienti ai territori minori. Inoltre, verrà assicurata una corretta competizione dei vettori che operano negli aeroporti nazionali con il superamento delle situazioni di monopolio di fatto e il miglioramento della qualità dei servizi resi ai viaggiatori. La Legge di Bilancio per il 2019 ha destinato complessivi 25 milioni negli anni 2019-2020 per la ristrutturazione e la messa in sicurezza dell'aeroporto di Reggio Calabria e 9 milioni complessivi nel periodo 2019-2021 per quello di Crotone. L'ART si accinge a completare la revisione dei modelli di regolazione tariffaria adottati nel 2014 e già oggetto di un aggiornamento nel 2017, sviluppando ulteriormente gli strumenti per l'ottimizzazione dell'efficienza delle gestioni ed il contenimento dei costi per gli utenti, stimolando la concorrenza tra i diversi scali aeroportuali. La procedura di revisione ha preso avvio da una *call for input*, proseguirà con una consultazione degli *stakeholders* e si concluderà a settembre 2019.

Infine, saranno adottate misure per aumentare le conoscenze specialistiche in tema infrastrutturale, con l'attivazione di nuovi percorsi professionali negli istituti superiori, di corsi di laurea triennale e magistrale, di master e corsi di formazione professionale post laurea e corsi di dottorato per le attività scientifiche legati alla ricerca e alla formazione nel campo della logistica marittima, dell'intermodalità e dell'autotrasporto.

In relazione alla **programmazione del territorio** e allo sviluppo economico, il Governo ha approvato un disegno di legge delega in materia edilizia e di governo del territorio che ricomprende anche l'urbanistica. Ciò, al fine di consentire, anche attraverso una significativa semplificazione procedimentale, la celere ripresa dell'attività edilizia, per superare le criticità del settore e senza tralasciare

opportune misure di minimizzazione del consumo di suolo. In particolare, il quadro normativo di riferimento, una volta sistematizzato, in una visione prospettica di effettivo recupero e riqualificazione di aree dismesse o degradate, alternativi al consumo di nuovo suolo, potrà rappresentare una straordinaria occasione per rilanciare gli investimenti e offrire nuove opportunità per incentivare programmi, soprattutto nelle aree urbanizzate, specialmente periferiche, e nei tessuti consolidati.

Infine, il MIT, in stretto coordinamento con il MEF, sta valutando l'individuazione di modelli innovativi di finanziamento delle infrastrutture atti a fronteggiare i principali problemi che la prassi in materia denota: protrazione imprevedibile dei tempi di realizzazione delle opere, dovuta a contenzioso ed al fallimento degli affidatari; conseguente mancata emissione degli 'stati di avanzamento dei lavori' (SAL) con corrispondente formazione di ingenti economie; complessità delle procedure di reiscrizione dei fondi perenti a bilancio. In tal senso, detti Ministeri intendono procedere all'individuazione di forme evolutive del processo di spesa pubblica, che tengano conto delle esigenze di celere realizzazione delle opere e, al contempo, si avvantaggino dell'intrinseca valutazione dei costi e dei ricavi, connessi a ciascun intervento, che la contabilità economico-patrimoniale è più idonea a rilevare, nell'ottica di un complessivo efficientamento del sistema di finanziamento delle opere pubbliche.

FOCUS

Obiettivi Strategici del Governo

La strategia del Governo è volta a far fronte ai fabbisogni del Paese in termini di completamento delle connessioni, di miglioramento della viabilità, di sicurezza delle infrastrutture e degli spostamenti; il tutto in un'ottica di approccio sistemico che guardi alle interrelazioni che esistono con i settori dell'energia, delle telecomunicazioni e del digitale, dell'ambiente.

In tale contesto le politiche strategiche del MIT si fondano su **quattro pilastri,** accompagnati da una serie di **pacchetti di interventi** prioritari che ne costituiscono la concreta realizzazione. Essi costituiscono le fondamenta per una politica infrastrutturale che si rivolge ai cittadini, sostenendone gli spostamenti da e per i luoghi di lavoro e di istruzione, riducendo le differenze di accessibilità territoriale, e alle imprese, ottimizzando la catena logistica, aumentando la competitività dei territori e riducendone le esternalità negative sulla qualità dell'aria e sulla congestione del sistema viario.

Il primo pilastro è quello della **sicurezza e manutenzione**: l'urgenza di rilanciare gli investimenti sulle opere utili va di pari passo con la necessità stringente di mettere in sicurezza le infrastrutture per la mobilità quotidiana, anche attraverso la promozione di una vera e propria cultura della conservazione e valorizzazione del nostro patrimonio. In tale prospettiva, il Governo ha impegnato risorse per attivare la prima fase del programma ispettivo sulla rete stradale transeuropea nazionale, finalizzato alla redazione di una relazione ispettiva che fornirà un quadro chiaro delle criticità della rete e consentirà un programma mirato di interventi di manutenzione volto al miglioramento della sicurezza stradale.

Garantire la sicurezza e programmare la manutenzione è reso più semplice dall'impiego delle tecnologie e del digitale, che possono apportare vantaggi in tutto il ciclo di vita delle infrastrutture. È anche per questo che **digitalizzazione e innovazione** costituiscono il secondo pilastro strategico: governare la trasformazione digitale del settore delle infrastrutture, dei trasporti e della mobilità accompagnandone lo sviluppo attraverso una *governance* integrata con le politiche energetiche, ambientali, territoriali, industriali e intervenendo a supporto delle aree e dei gruppi sociali più esposti agli effetti negativi del cambiamento.

Il cambiamento passa per un forte stimolo a forme di mobilità alternativa: la **mobilità elettrica, attiva e sostenibile,** che costituisce il terzo pilastro della strategia del MIT. Questo nasce dal riconoscimento della crescente preferenza di cittadini e imprese per modalità di

trasporto sostenibili, tanto per gli spostamenti quotidiani quanto per quelli occasionali e di tempo libero, che si traduce nella pianificazione integrata con le città e con i gestori dell'infrastruttura elettrica. L'ambito della mobilità sostenibile e sicura è diventato parte integrante della strategia del MIT e del complesso delle politiche infrastrutturali per i trasporti e la logistica. La politica infrastrutturale nazionale si pone l'obiettivo di potenziare ed integrare i sistemi di trasporto pubblico locale e nazionale, facendo perno, in particolare, su **sistemi di trasporto rapido di massa** (metropolitane e tram), mobilità ciclo-pedonale e sfruttando le potenzialità che vengono dalle innovazioni digitali applicate alla mobilità urbana ed extraurbana per sviluppare i servizi di mobilità condivisa (es. *car-sharing* e *bike-sharing*).

Trasformare la mobilità nazionale significa trasformare il proprio settore in una piattaforma di soluzioni elettriche, e quindi garantire la mobilità elettrica non solo per gli spostamenti a breve-raggio. Ciò richiede che il Paese sia dotato di una Infrastruttura energetica distribuita e quindi ri-orientare le politiche e le priorità energetiche del Paese. Inoltre, l'alternativa elettrica implica un enorme cambiamento nel concetto stesso di "prodotto auto", nel suo utilizzo, nella sua proprietà, in particolare se coniugata con le funzioni di guida autonoma. La nuova stagione della mobilità sostenibile esige, dunque, un set di misure per favorire lo *shift* modale non solo nell'ambito del trasporto delle persone ma anche delle merci e, più in generale, una coerenza con le politiche urbane attraverso l'utilizzo sempre più stringente di strumenti di pianificazione integrati. Per creare le condizioni più favorevoli allo sviluppo della mobilità attiva e sostenibile, il Governo agirà anche sul fronte della sicurezza, soprattutto in ambito urbano e, quindi, favorirà, anche con provvedimenti normativi di vario livello, tutte quelle misure, come ad esempio strumenti per la moderazione del traffico e della velocità, che incentivano la mobilità attiva anche in conseguenza di un'accresciuta percezione di sicurezza da parte del cittadino.

Un quadro normativo complesso, che richiede tempi di adattamento troppo lunghi rispetto ai ritmi della trasformazione in atto, è spesso di ostacolo alle sinergie che favorirebbero lo sviluppo di politiche infrastrutturali moderne ed efficienti. È, pertanto, necessario accompagnare questo processo con uno sforzo diretto ad assicurare **legalità e semplificazione** del quadro regolatorio[65].

Lo **Sviluppo Economico** è il fine verso il quale convergono tutti gli obiettivi strategici del MIT, a conferma del fatto che le infrastrutture sono da considerare non il fine, bensì lo strumento per il perseguimento di finalità più ampie e trasversali di sviluppo economico e sociale. Le politiche infrastrutturali guardano quindi al soddisfacimento delle esigenze dell'Italia che lavora e che produce, non solo rafforzando i servizi di mobilità per persone e merci, ma anche occupandosi attivamente del sostegno nella formazione delle competenze che saranno richieste nel futuro prossimo, attraverso un processo di *capacity building* che coinvolga il settore in tutte le sue articolazioni.

Proprio il tema dello sviluppo economico sostenibile ha portato al varo del Piano degli interventi nel settore idrico e del correlato Piano straordinario previsti dalla legge di Bilancio 2018 e rifinanziati nell'ambito della Legge di bilancio 2019 per circa 1,5 miliardi per il prossimo decennio. I Piani sopra citati sono finalizzati alla realizzazione di interventi urgenti in stato di progettazione definitiva ed esecutiva, riguardanti gli invasi multi-obiettivo e i risparmi di acqua negli usi agricoli e civili, nell'ottica di mitigare i danni connessi al fenomeno della siccità ed implementare i necessari parametri di sicurezza delle dighe.

Il ruolo di porti ed aeroporti è essenziale per lo sviluppo dell'economia. Con riferimento ai porti e, in particolare, allo scambio con il trasporto per ferrovia e su

[65] Proprio il tema della semplificazione si lega in maniera indissolubile con quello della già citata digitalizzazione: ecco perché, nell'ambito del MIT sono stati avviati progetti di implementazione e completamento tra semplificazione amministrativa e processi digitali per operare in modalità nativamente digitale, così da assicurare la qualità dell'azione amministrativa e dei servizi on-line, garantire concretamente il diritto di accesso ai dati e ai documenti e abbattere i costi amministrativi connessi ancora a iter procedimentali lunghi, ridondanti e costosi. L'obiettivo, dunque, è quello di contribuire al "governo" del Paese attraverso dati di qualità, aggiornati, completi, accessibili e, soprattutto, aperti.

strada, rete ferroviaria italiana ed ANAS dovranno potenziare le infrastrutture di adduzione e di ultimo miglio, in modo da ridurre le esternalità negative ed i tempi di permanenza delle merci nei porti. Va in questa direzione quanto previsto dalla Legge di Bilancio per il 2019 secondo cui - nell'ambito del contratto di programma 2017-2021 tra MIT e RFI - dovranno essere destinati 100 milioni annui nel 2019-2020 alla realizzazione di connessioni ferroviarie, valorizzando soprattutto collegamenti con porti e aeroporti.

Risorse adeguate saranno investite per attrezzare i porti con aree retroportuali capaci di garantire lo sdoganamento delle merci in loco e il trasbordo su altre modalità, in particolare sulla rete ferroviaria, data la sua maggiore sostenibilità ambientale.

L'ART ha adottato[66] prime misure di regolazione per garantire l'accesso equo e non discriminatorio alle infrastrutture portuali, anche al fine di concorrere al miglioramento dell'efficienza delle gestioni ed alla trasparenza delle condizioni di accesso ai mercati del settore. Le misure riguardano, tra l'altro, la concessione di aree e banchine portuali, le autorizzazioni allo svolgimento delle operazioni portuali, la vigilanza sulle tariffe delle operazioni e dei servizi portuali.

Risorse adeguate saranno investite per attrezzare i porti con aree retro-portuali capaci di garantire lo sdoganamento delle merci in loco e il trasbordo su altre modalità, in particolare sulla rete ferroviaria, data la sua maggiore sostenibilità ambientale.

Nel settore aeroportuale, gli interventi previsti tendono a migliorare la connettività, innanzitutto delle aree remote e disagiate del paese, poco servite da collegamenti aerei interconnessi con le altre modalità di trasporto. Pertanto, gli investimenti saranno indirizzati verso la riduzione degli attuali squilibri, per garantire infrastrutture e servizi aerei efficienti ai territori minori. Inoltre, verrà assicurata una corretta competizione dei vettori che operano negli aeroporti nazionali con il superamento delle situazioni di monopolio di fatto e il miglioramento della qualità dei servizi resi ai viaggiatori. La legge di bilancio per il 2019 ha destinato 25 milioni in due anni per la ristrutturazione e la messa in sicurezza dell'aeroporto di Reggio Calabria e 9 milioni in tre anni per quello di Crotone. Infine, saranno adottate misure per aumentare le conoscenze specialistiche in tema infrastrutturale, con l'attivazione di nuovi percorsi professionali negli istituti superiori, di corsi di laurea triennale e magistrale, di master e corsi di formazione professionale post laurea e corsi di dottorato per le attività scientifiche accademiche legati alla ricerca e alla formazione nel campo della logistica marittima, dell'intermodalità e dell'autotrasporto.

La Legge di Bilancio per il 2019 ha destinato 25 milioni in due anni per la ristrutturazione e la messa in sicurezza dell'aeroporto di Reggio Calabria e 9 milioni in tre anni per quello di Crotone. L'ART si accinge a completare la revisione dei modelli di regolazione tariffaria adottati nel 2014 e già oggetto di un aggiornamento nel 2017, sviluppando ulteriormente gli strumenti per l'ottimizzazione dell'efficienza delle gestioni ed il contenimento dei costi per gli utenti, stimolando la concorrenza tra i diversi scali aeroportuali. La procedura di revisione ha preso avvio da una una *call for input*, proseguirà con una consultazione degli *stakeholders* e si concluderà a settembre 2019.

[66] Delibera ART n. 57/2018 del 30 maggio 2018

A tutto ciò si affianca la volontà di portare a compimento gli investimenti strategici seguendo standard rigorosi di efficienza. A questo scopo, la Struttura tecnica di missione del MIT, che svolge funzioni di sorveglianza, ha completato l'analisi costi-benefici di alcune grandi opere e prosegue nella sua attività di monitoraggio e vigilanza sulla realizzazione delle infrastrutture stesse.

Rete idrica, edilizia pubblica e prevenzione rischi sismici

Le **infrastrutture idriche** saranno riqualificate per farsi carico del tema della crescente scarsità dell'acqua, connessa anche alla frequente alternanza di eventi siccitosi e di fenomeni alluvionali. Dopo l'intesa raggiunta in Conferenza unificata è stato adottato[67] il Piano straordinario riguardante gli invasi multi-obiettivo e il risparmio di acqua negli usi agricoli e civili e sono stati sbloccati circa 250 milioni per finanziare 30 opere nel settore idrico. Gli investimenti di completamento degli invasi rivestono una particolare importanza in quanto hanno un basso impatto ambientale, possono essere cantierabili in poco tempo e realizzabili da imprese locali[68]. Gli interventi inseriti nel Piano permetteranno di alimentare territori importanti dal punto di vista agricolo o densamente abitati e, quindi, con un rilevante fabbisogno in termini di acqua potabile.

Per il potenziamento delle infrastrutture idriche è stato anche istituito un apposito Fondo di Garanzia; il relativo decreto, su cui si è raggiunta l'intesa in Conferenza Unificata, è in fase di adozione. Oltre alle infrastrutture del servizio idrico integrato (acquedotti o impianti fognari e di depurazione) il Fondo di Garanzia riguarderà anche gli investimenti sulle dighe. Le modalità di accesso al Fondo saranno definite dall'Autorità di settore.

La Legge di Bilancio per il 2019 ha messo a disposizione un miliardo per finanziare l'attuazione di un primo stralcio del Piano nazionale di interventi nel settore idrico, in corso di approvazione, nonché la progettazione di interventi strategici dello stesso. La procedura per la predisposizione e l'attuazione del Piano è stata modificata con una preferenza per gli interventi caratterizzati da sinergie e complementarietà.

È obiettivo del Governo garantire l'accesso all'acqua quale bene comune e diritto umano universale, anche avvalendosi degli strumenti normativi europei. Sarà rafforzata la tutela quali-quantitativa della risorsa e si incentiverà l'uso di sistemi per ridurre gli sprechi e le dispersioni con l'introduzione e la diffusione di nuove tecnologie e si incrementeranno gli investimenti di natura pubblica sul servizio idrico integrato. Al riguardo, un progetto di legge in materia di gestione pubblica e partecipativa del ciclo integrale delle acque (A.C. n.773) è all'esame della Camera dei Deputati.

Con riferimento all'edilizia pubblica, si guarda al *Building Information Modeling* (BIM) per ottenere una più efficiente ed innovativa pianificazione, realizzazione e gestione delle costruzioni con un risparmio potenziale fino a 30 miliardi negli appalti pubblici. Il Governo intende rendere operativa tale piattaforma digitale in tutta l'attività di progettazione e monitoraggio realizzata

[67] Il Piano è stato adottato con decreto del Ministro dei Trasporti e delle Infrastrutture, di concerto con il Ministro delle politiche agricole, alimentari, forestali e del turismo, nelle more della definizione del Piano nazionale di interventi del settore idrico, previsto dalla Legge di Bilancio per il 2018, e in fase di completamento.

[68] Gli interventi sono valutati attraverso un set di indicatori molto semplice, e quindi, condivisibile da parte delle amministrazioni locali e da parte degli altri *stakeholders*.

dal Ministero delle Infrastrutture e dei Trasporti (MIT) e dalle stazioni appaltanti[69]. In questo comparto è stato emanato un decreto di riparto tra le Regioni di 321 milioni per l'attuazione del programma di recupero e razionalizzazione di immobili ed alloggi di **edilizia residenziale pubblica**. Le risorse saranno destinate ad interventi di manutenzione straordinaria, il cui importo non superi i 50.000 euro per ogni singolo alloggio. Si potrà dunque intervenire su oltre 20 mila unità di edilizia residenziale pubblica mediante l'adeguamento sismico, impiantistico e l'efficientamento energetico. Rispetto al passato si fissano nuovi criteri per la ripartizione e tempi certi per la realizzazione degli interventi.

Proseguiranno le azioni di mitigazione del **rischio sismico** - attraverso interventi e misure di messa in sicurezza del patrimonio abitativo - e di miglioramento del patrimonio energetico, promuovendo altresì una cultura della conoscenza e della prevenzione. Si opererà attraverso misure specifiche, quali: *i*) finanziamento per le verifiche di vulnerabilità e i progetti di adeguamento delle scuole in zone a rischio sismico 1 e 2: sono stati finora finanziati 875 interventi proposti dagli Enti locali, suddivisi fra verifiche di vulnerabilità e progettazioni di adeguamento sismico; *ii*) 10 cantieri pilota per sensibilizzare i territori ad intervenire sulla messa in sicurezza di edifici pubblici esistenti. I progetti si svolgeranno in Comuni scelti su tutto il territorio nazionale, con l'effettuazione di interventi di messa in sicurezza antisismica su edifici di proprietà pubblica ad uso residenziale; *iii*) Casa Sicura 'Portale sisma bonus' per agevolare la conoscenza e la fruizione della detrazione concessa ai proprietari di immobili, adibiti sia ad abitazione, sia ad attività produttive, per interventi di adeguamento antisismico. Il portale telematico permette di semplificare adempimenti e procedure per proprietari e professionisti, restituendo, al contempo, all'amministrazione informazioni e dati sul ricorso alle agevolazioni fiscali e sul miglioramento delle caratteristiche antisismiche degli edifici in esito agli interventi effettuati.

Un accordo tra il MIT e Casa Italia prevede interventi per 6 milioni per la realizzazione di interventi di prevenzione sismica sulle cd infrastrutture puntuali, come ospedali e caserme.

III.3 PARTECIPAZIONI PUBBLICHE E PATRIMONIO PUBBLICO

Valorizzazione del patrimonio immobiliare e dei beni demaniali

La Legge di Bilancio per il 2019 conferma il ruolo primario della valorizzazione del patrimonio immobiliare pubblico nella strategia economica e di bilancio del Governo, sia per l'equilibrio dei saldi di finanza pubblica - prevedendo[70] un programma straordinario di dismissioni immobiliari per 1,25 miliardi nel triennio 2019-2021, oltre agli 1,84 miliardi già previsti a legislazione vigente - sia per il contributo all'incremento degli investimenti pubblici che potrà derivare dall'istituzione della Centrale per la progettazione di beni ed edifici pubblici[71].

[69] A questo riguardo, è essenziale digitalizzare i processi amministrativi del MIT, garantendone anche una maggiore trasparenza, con l'istituzione di un registro degli ingressi. A tal fine è stato anche istituito un tavolo tecnico *ad hoc* composto da professionisti del settore.

[70] Art. 1, co.422 e seguenti.

[71] Art. 1, co. 162 e seguenti.

Due norme della Legge di Bilancio per il 2019 potranno favorire un'accelerazione delle attività di valorizzazione correnti: la prima, incentivando le procedure di varianti urbanistiche e variazioni nella destinazione d'uso degli immobili destinati alla cessione, che possono essere dirette o mediate da Fondi immobiliari; la seconda, favorendo lo sviluppo e l'efficienza della progettazione e degli investimenti pubblici finalizzati alla rigenerazione/ristrutturazione degli immobili in uso alle pubbliche amministrazioni. Nell'ambito del programma di dismissioni previsto dalla Legge di Bilancio per il 2019, possono essere ricompresi:

- immobili di proprietà dello Stato, non utilizzati per finalità istituzionali, individuati con uno o più decreti del MEF, su proposta dell'Agenzia del Demanio;
- immobili di proprietà dello Stato in uso al Ministero della difesa, diverso dall'abitativo, non più necessari alle proprie finalità istituzionali e suscettibili di valorizzazione, individuati con uno o più decreti del Ministro della Difesa, sentita l'Agenzia del Demanio;
- immobili statali per i quali sia stata presentata ed accolta dall'Agenzia del Demanio la richiesta di attribuzione[72], ma per i quali l'Ente richiedente non abbia adottato la prescritta delibera, salvo l'adozione della stessa entro trenta giorni dalla data di entrata in vigore della medesima legge;
- immobili ad uso diverso da quello abitativo di proprietà di altre amministrazioni pubbliche, diverse dagli enti territoriali[73].

Sulla base della ricognizione annuale del MEF, il valore patrimoniale dei fabbricati pubblici censiti, pari a circa 1 milione di unità catastali, è stimato in 284 miliardi. Esso è per la maggior parte (78 per cento) riconducibile a fabbricati utilizzati direttamente dalla PA (circa 222 miliardi) e quindi non disponibili, nel breve-medio termine, per progetti di valorizzazione e dismissione. Il restante 22 per cento è dato in uso, a titolo gratuito o oneroso, a privati (48 miliardi), oppure risulta non utilizzato (12 miliardi) o in ristrutturazione (2 miliardi).

Al 31 dicembre 2018, i beni statali affidati all'Agenzia del Demanio risultano pari complessivamente a 42.866 immobili, fabbricati e terreni, per un valore di circa 60,82 miliardi. In termini di valore, l'85 per cento è costituito da immobili in uso governativo, circa il 12 per cento da beni del demanio storico-artistico e altro patrimonio indisponibile e solo il restante 3 per cento da patrimonio disponibile. Le azioni avviate dall'Agenzia del demanio sugli immobili utilizzati a fini istituzionali sono orientate ad una gestione economica più efficiente, attraverso la razionalizzazione degli spazi in uso e la rinegoziazione dei contratti di locazione. Si tenga conto che le locazioni passive per la PA centrale ammontavano per l'anno 2014 a oltre 900 milioni.

Negli ultimi anni sono stati fatti investimenti che hanno permesso di recuperare immobili pubblici abbandonati e rilasciare progressivamente gli immobili privati per i quali venivano pagati canoni di affitto significativi. A seguito di tale processo, nel 2018 la spesa per canoni complessiva si è ridotta attestandosi a circa 800 milioni. Al completamento degli interventi programmati si prevede di ottenere un risparmio, a regime, di circa 200 milioni rispetto alla spesa sostenuta al 31 dicembre 2014[74].

[72] Ai sensi dell'art. 56-bis Decreto legge n. 69/2013.

[73] Come definite ai sensi dell'art. 1, co. 2, Decreto legge n. 165/2001.

[74] L'Agenzia del Demanio, con la medesima finalità di conseguire un risparmio sui costi di affitto del consistente portafoglio immobiliare a suo tempo dismesso e riassunto in locazione dallo Stato, è impegnata nella definizione delle esigenze allocative conseguenti alla scadenza dei contratti di locazione relativi al Fondo Immobili Pubblici (a fine 2022) e al Fondo Patrimonio Uno (a fine 2023).

L'Agenzia del Demanio, anche a seguito del rafforzamento della propria struttura tecnica, si propone di gestire nei prossimi anni 2,3 miliardi - già stanziati dalle vigenti leggi di bilancio- di cui circa 1,1 miliardi per la riqualificazione sismica ed energetica degli immobili statali e 1,2 miliardi destinati alla razionalizzazione degli usi governativi per l'abbattimento della spesa per locazione passiva. Le prime iniziative per la riduzione del rischio sismico sono state avviate dall'Agenzia a dicembre 2018, con la pubblicazione di 24 bandi di gara per oltre 800 immobili distribuiti in 15 Regioni, prevalentemente nelle zone a più alto rischio sismico, per un totale di circa 1,6 milioni di mq ed un importo complessivo di circa 58 milioni per le indagini di vulnerabilità sismica ed energetica (audit), i progetti di fattibilità tecnico ed economica (PFTE) e, in alcuni casi, anche la progettazione definitiva ed esecutiva. Il Piano per la riduzione del rischio sismico sta proseguendo nel 2019 con la pubblicazione di ulteriori bandi per analisi conoscitive dei beni e progettazioni e si attuerà anche con il progressivo avvio delle successive fasi di esecuzione dei relativi interventi di adeguamento/miglioramento sismico, secondo le priorità che emergeranno in esito allo svolgimento dei servizi richiesti e fino a concorrenza della disponibilità dei fondi stanziati.

Per quanto riguarda l'attuazione del federalismo demaniale[75], l'Agenzia del Demanio ha effettuato 5.244 trasferimenti di immobili nell'ambito di quello ordinario e 150 trasferimenti con il federalismo culturale[76]. La valorizzazione degli immobili pubblici ha avuto un'ulteriore spinta dallo sviluppo dei fondi immobiliari gestiti da INVIMIT Sgr, società interamente partecipata dal MEF. Gli immobili pubblici apportati a detti fondi, al 31 dicembre 2018, hanno un valore in termini di *Asset Under Management*, pari a circa 1.385,1 milioni[77]. A fronte di tali apporti sono state emesse quote che verranno successivamente collocate sul mercato. I proventi generati dalla vendita delle quote dei fondi negli anni in cui le stesse saranno realizzate, se facenti riferimento agli immobili dello Stato potranno essere versati all'entrata del bilancio dello Stato e riassegnate al Fondo per l'Ammortamento di titoli di Stato, mentre quelle relative agli immobili degli altri enti verranno contabilizzati a riduzione del debito dell'ente, contribuendo in tal modo al contenimento del debito pubblico consolidato.

Concessioni

L'attuale panorama delle concessioni di beni e servizi è assai variegato a causa di una frammentazione delle competenze - tra amministrazioni centrali e territoriali - nonché di una regolazione spesso obsoleta, che investe le procedure di rilascio delle concessioni, i parametri di determinazione dei canoni concessori e i relativi meccanismi di riscossione. Con poche eccezioni, il denominatore comune è la scarsa redditività delle concessioni per l'Erario. I canoni imposti non sono, in numerosi casi, correlati ai profitti che i beni dati in concessione producono in capo ai concessionari. Inoltre, può accadere che questi ultimi godano, attraverso il sistema tariffario, di rendimenti garantiti e molto al di sopra di quelli di mercato, anche per

[75] Previsto all'art. 56-bis Decreto legge n. 69/2013, cvt. in legge n. 98/2013.

[76] Ex art. 5 co. 5 Decreto legislativo n. 85/2010.

[77] In particolare:107,9 milioni per il fondo i3-INAIL, 256 milioni per il fondo i3-Regione Lazio, 75,9 milioni per il fondo i3- Università, 80,8 milioni per il Comparto 8-quater e 64 milioni per il Comparto 8-ter del fondo i3-Sviluppo Italia; 284 milioni per il fondo i3-Inps, 17,4 milioni per il fondo i3-Silver, 488,3 milioni per il fondo i3-Patrimonio Italia e 10,8 milioni per il fondo i3-Valore Italia.

effetto di limiti nelle capacità di controllo da parte dei soggetti pubblici competenti sui livelli degli investimenti previsti/effettuati. Il Governo si propone pertanto di avviare approfondimenti specifici, coinvolgendo le amministrazioni competenti al rilascio e al controllo delle concessioni, le autorità di regolazione ed esperti indipendenti dei vari settori, in modo da promuovere idonee strategie di intervento. I maggiori introiti che potrebbero derivarne sono, allo stato attuale, difficilmente quantificabili. È ipotizzabile, tuttavia, che efficaci interventi abbiano impatti positivi per la finanza pubblica.

Il Governo studierà un'ipotesi in cui maggiori proventi generati dalla razionalizzazione delle concessioni potrebbero afferire al Fondo di Ammortamento del Debito Pubblico, unitamente ai maggiori proventi delle dismissioni immobiliari e delle alienazioni di quote di società partecipate. Nell'ambito dello stesso processo, parte dei maggiori introiti riferibili alle concessioni rilasciate dalle amministrazioni locali potrebbero essere vincolati alla riduzione del loro indebitamento. Ciò contribuirebbe alla realizzazione dei proventi da dismissioni attualmente incorporati nelle proiezioni del debito pubblico.

Riforma delle società partecipate

Il processo di riforma delle società partecipate è stato avviato con l'emanazione, a giugno 2016, del Testo Unico in materia di società a partecipazione pubblica[78], con lo scopo di ridurre il ricorso, da parte degli enti pubblici, allo strumento societario per l'erogazione di servizi; in questo ambito, nel Testo Unico sono stati definiti specifici criteri qualitativi e quantitativi entro i quali è ammessa la detenzione di partecipazioni in società da parte di una PA.

In base a quanto previsto dalla normativa di riforma, le amministrazioni pubbliche hanno effettuato, entro il 30 settembre 2017, una ricognizione straordinaria delle partecipazioni detenute, individuando quelle da sottoporre a misure di razionalizzazione. Gli esiti di tale ricognizione sono stati comunicati al Dipartimento del Tesoro del MEF, attraverso l'applicativo informatico *Partecipazioni*[79].

Tale processo di ricognizione straordinaria ha evidenziato la detenzione, da parte di circa 8.200 enti, di più di 32.000 partecipazioni, riconducibili a circa 5.700 società.

In questo contesto, per 7.845 partecipazioni le amministrazioni pubbliche hanno individuato varie misure di razionalizzazione, fra le quali la cessione a titolo oneroso di circa 3.100 partecipazioni, da realizzare, in virtù di specifica disposizione del Testo Unico, entro il 30 settembre 2018. Al fine di verificare l'effettiva implementazione di questo profilo della riforma, la struttura del MEF di indirizzo, monitoraggio e controllo sull'attuazione del Testo Unico ha attivato una speciale rilevazione di dati per censire le alienazioni effettivamente avvenute e riscontrarne il relativo introito finanziario.

La rilevazione ha evidenziato l'avvenuta alienazione, alla data del 30 settembre 2018, di 572 partecipazioni (circa il 18 per cento del totale delle alienazioni programmate) che hanno generato un introito pari a 419 milioni. Per le

[78] Decreto legislativo n. 175/2016.

[79] L'applicativo Partecipazioni è stato realizzato dal Dipartimento del Tesoro nell'ambito del progetto *Patrimonio della PA*, avviato per la ricognizione degli *asset* delle Amministrazioni pubbliche, ai sensi dell'art. 2, co. 222, della Legge n. 191 del 2009.

restanti partecipazioni, alla medesima data, le operazioni di alienazione erano ancora da avviare o in corso oppure si erano concluse negativamente (ad es. per asta pubblica andata deserta).

Alla luce di ciò, nel rispetto del quadro ordinamentale vigente, sarà rafforzato il coordinamento con gli altri soggetti coinvolti nell'attuazione del Testo Unico (come la Corte dei conti) per promuovere un maggiore livello di adempimento alle disposizioni della riforma.

In quest'ottica, va segnalato che le pubbliche amministrazioni hanno effettuato, entro il 31 dicembre 2018, la razionalizzazione periodica delle partecipazioni detenute alla data del 31 dicembre 2017. La trasmissione alla struttura di monitoraggio dei piani di razionalizzazione periodica, nonché dei dati relativi a tali partecipazioni, è attualmente in corso attraverso il citato applicativo 'Partecipazioni'[80].

III.4 GIUSTIZIA E PUBBLICA AMMINISTRAZIONE

Giustizia

Negli ultimi anni è stato gradualmente eroso il consistente arretrato dei procedimenti civili pendenti e questo *trend* positivo si conferma anche per il 2018: se alla fine del 2017 erano circa 3.572.870 le cause civili pendenti, alla data del 31 dicembre 2018 il totale nazionale dei fascicoli pendenti è risultato pari a 3.460.764[81].

Tuttavia, i tempi necessari per risolvere le cause civili rimangono tra i più elevati dell'UE, in tutte le fasi del processo. Il permanere delle criticità dovute alla durata dei processi (ultra-annuale in Cassazione, ultra-biennale in Appello e ultra-triennale in Tribunale) induce la necessità di programmare interventi normativi idonei a garantire una più celere definizione delle controversie e una più significativa riduzione delle pendenze.

A tal fine si metteranno in campo molteplici azioni, sia in campo penale sia in ambito civile, accompagnate da investimenti strutturali per far fronte alle carenze di organico per magistrati e personale amministrativo[82]. Verrà inoltre potenziato il processo telematico: sono già in corso di svolgimento le relative gare per lo sviluppo dei sistemi dell'area civile e penale e per l'assistenza.

[80] La legge n. 145/2018 (legge di bilancio 2019) ha introdotto taluni interventi modificativi del TUSP che ne hanno modificato l'ambito di operatività. In particolare, è stata concessa la possibilità di mantenere fino al 2021 le partecipazioni che le Amministrazioni pubbliche avrebbero dovuto alienare entro il 2018, in base ai risultati della revisione straordinaria effettuata ai sensi dell'art. 24 del TUSP (art. 1, comma 723), qualora sia riscontrato per le stesse un utile medio positivo nel triennio precedente."

[81] Al netto dell'attività del giudice tutelare, degli accertamenti tecnici preventivi in materia previdenziale e delle verbalizzazioni di dichiarazioni giurate.

[82] Già nel corso del 2018 sono state adottate numerose iniziative per far fronte alle carenze di personale, sia consentendo l'ingresso di nuove professionalità e favorendo la riqualificazione, la formazione e la progressione del personale amministrativo, sia aumentando le piante organiche degli uffici del personale di magistratura. Va inoltre rilevata l'adozione, nella Legge di Bilancio per il 2019, di misure concernenti l'incremento delle risorse del personale di magistratura, attraverso l'ampliamento della dotazione organica di 600 unità, nonché del personale amministrativo non dirigenziale presso gli uffici giudiziari (2903 unità). In continuità con tali provvedimenti e per far fronte alle scoperture di organico derivanti dai pensionamenti, in deroga al blocco delle assunzioni previsto nella stessa Legge di Bilancio per il 2019, è stata introdotta una disciplina di semplificazione delle procedure di reclutamento del personale amministrativo e una correlata anticipazione del termine fissato in bilancio per l'assunzione del medesimo personale.

Le evidenze statistiche e le esperienze comparate, valutate in funzione della stretta connessione esistente tra la competitività del Paese, come percepita dagli investitori internazionali, e i tempi della giustizia, suggeriscono di intervenire sul processo civile: il testo di **riforma del rito civile**, in fase avanzata di elaborazione, propone una radicale semplificazione del processo civile monocratico tratteggiando un unico rito semplificato modellato sullo schema procedimentale del rito sommario di cognizione, con alcune integrazioni ispirate al rito del lavoro. Il disegno di legge conterrà anche la delega al Governo per la riforma complessiva del Codice di procedura civile, al fine di introdurre analoghi meccanismi semplificatori per le cause riservate alla decisione del tribunale in composizione collegiale e per il giudizio dinanzi al giudice di pace e di secondo grado[83]. Il rito semplificato si ispira ai principi del *case management*, con l'intento di realizzare un processo nel quale sia consentito al giudice e alle parti di modulare tempi ed adempimenti processuali sulla base dell'effettiva complessità della controversia e delle reali esigenze difensive.

L'intervento di riforma investirà anche gli istituti della mediazione obbligatoria e della negoziazione assistita. Con riferimento alla mediazione obbligatoria, l'obiettivo è di mantenerla come condizione di procedibilità solo nei settori in cui si è dimostrata efficace, come ad esempio i patti di famiglia, i diritti reali, l'affitto d'azienda, le controversie in materia successoria. Nell'ambito della procedura di negoziazione assistita, invece, si prevede la possibilità di svolgere attività istruttoria e di utilizzare - nel caso in cui non si pervenga ad una soluzione transattiva - gli elementi di prova ottenuti nel giudizio che si andrà ad instaurare, con effetti positivi sulla sua durata. L'attuazione di tali misure risponderebbe alla fondamentale esigenza di garantire una giustizia sicuramente più efficiente, nel solco delle richieste derivanti dalle rilevazioni internazionali e, in particolare, dal rapporto *Doing Business* della Banca Mondiale.

Nell'anno appena trascorso pari attenzione è stata dedicata anche al settore della **giustizia penale**, con interventi che hanno interessato sia profili normativi di carattere sostanziale e processuale, sia fondamentali profili organizzativi indispensabili per potenziare l'efficienza del processo.

Le principali direttrici di intervento sono state individuate nella necessità di garantire il rispetto dei principi costituzionali della certezza della pena e della ragionevole durata del processo, nonché nel riordino di talune categorie di reati, in particolare, di quelli contro la PA. Alcuni di questi obiettivi sono stati raggiunti con l'adozione della Legge per il **contrasto della corruzione** (cd 'Spazzacorrotti'), in cui si rivedono istituti quali la pena accessoria, l'interdizione dai pubblici uffici per alcuni reati contro la PA e l'incapacità a contrattare con essa in presenza di tali reati (per i dettagli si veda *focus*).

Con la stessa legge, si è inoltre provveduto a una rivisitazione complessiva della **prescrizione**, non limitata ai reati contro la PA, nella consapevolezza che una riforma seria ed equilibrata dell'istituto costituisca una priorità per il sistema giudiziario[84].

È allo studio, inoltre, un Disegno di legge delega di riforma della disciplina del processo penale, con l'obiettivo di assicurare la ragionevole durata del processo e

[83] La delega sarà esercitata con l'adozione dei relativi decreti legislativi entro giugno 2019.

[84] Nell'anno 2017 i procedimenti prescritti sono stati 125.551, dei quali il 25,8 per cento in grado di appello, con un'incidenza del 9,4 per cento sul totale dei procedimenti, in crescita rispetto al 2016 (8,7 per cento). I dati del primo semestre 2018 confermano l'incidenza percentuale del 9,4 per cento.

recuperare l'efficienza dell'intero sistema, nel rispetto delle regole del 'giusto processo' di cui il codice del 1988 è espressione positiva. Il tavolo tecnico istituito presso il Ministero della Giustizia sta procedendo in un costante confronto con le categorie professionali interessate (magistrati e avvocati) e con gli studiosi del processo penale, focalizzando l'attenzione su interventi in grado di calmierare il carico giudiziario, attraverso la riattivazione o la rimodulazione di meccanismi processuali deflattivi e l'adozione di misure che consentano di semplificare e velocizzare il procedimento penale.

La Camera dei Deputati ha, inoltre, approvato un Disegno di legge che esclude dall'ambito di applicabilità del giudizio abbreviato i delitti puniti con la pena dell'ergastolo, come ad esempio quelli di omicidio aggravato, sequestro di persona e strage. La norma non incide sulle garanzie e sui diritti della difesa: se infatti, in sede di udienza preliminare si rende ammissibile il giudizio abbreviato, l'imputato può chiederlo entro 15 giorni.

FOCUS

Misure per il contrasto dei reati contro la pubblica amministrazione, nonché in materia di prescrizione del reato e in materia di trasparenza dei partiti e movimenti politici (Legge 'Spazzacorrotti').

La Legge n.3/2019 è intervenuta sulla disciplina della lotta alla corruzione incidendo sia sugli istituti di diritto sostanziale sia sugli aspetti processuali connessi alla repressione dei reati contro la PA. La legge modifica inoltre la disciplina della prescrizione[85] e introduce una serie di disposizioni in materia di trasparenza e controllo dei partiti e dei movimenti politici.

La prima parte del testo riguarda i reati contro la PA e la disciplina della prescrizione del reato; per quanto riguarda il primo aspetto, tra le novità di maggiore rilievo vanno segnalate:

- l'interdizione perpetua dai pubblici uffici e l'incapacità in perpetuo di contrarre con la PA per coloro che sono stati condannati ad oltre 2 anni di reclusione. L'interdizione e il divieto di contrarre vanno, invece, da 5 a 7 anni se viene inflitta la reclusione per un tempo non superiore a due anni e da 1 a 5 anni se ricorrono le circostanze attenuanti previste dal Codice Penale;
- si stabilisce che la sospensione condizionale e la riabilitazione non producono effetti sulle pene accessorie dell'interdizione dai pubblici uffici e dell'incapacità di contrattare con la PA. Per quanto riguarda la riabilitazione, decorsi almeno 7 anni dalla stessa, la pena accessoria perpetua è dichiarata estinta in caso di buona condotta;
- l'incapacità di contrarre con la PA è introdotta anche come misura interdittiva, che si applica all'imputato prima della condanna;
- viene inasprita la pena per i delitti di corruzione per l'esercizio della funzione e di appropriazione indebita;
- viene modificata la disciplina della riparazione pecuniaria conseguente a condanne per reati contro la PA, in particolare estendendo l'obbligo di pagamento anche al privato corruttore;
- viene prevista una causa di non punibilità per colui che collabora con la giustizia, a patto che vi sia una confessione spontanea che intervenga prima che l'interessato abbia notizia di una indagine a suo carico e comunque entro 4 mesi dalla commissione del reato;
- si prevede la possibilità di perseguire, senza una richiesta del Ministro della Giustizia e in assenza di una denuncia di parte, i cittadini italiani o stranieri che commettono alcuni reati contro la PA all'estero;
- si introduce la figura dell'agente sotto copertura nelle operazioni di polizia anche per i reati conto la PA (come previsto dalla Convenzione Onu del 2003);
- viene consentito l'utilizzo delle intercettazioni, anche mediante dispositivi elettronici portatili (cd Trojan) nei procedimenti per reati contro la PA;

[85] L'entrata in vigore della riforma della prescrizione è fissata al 1 gennaio 2020.

- si consente al giudice dell'impugnazione di accertare la responsabilità dell'imputato nonostante la prescrizione del reato al fine di provvedere comunque alla confisca allargata del denaro o dei beni frutto dell'illecito;
- il 'millantato credito' viene abrogato come fattispecie autonoma di reato ed assorbito nel 'traffico di influenze illecite';
- i reati di corruzione tra privati e istigazione alla corruzione tra privati diventano perseguibili d'ufficio, senza la necessità di una querela da parte della vittima;

Per quanto riguarda la prescrizione, la legge introduce le seguenti novità:

- in caso di reato continuato, il provvedimento individua nel giorno di cessazione della continuazione il termine di decorrenza della prescrizione;
- viene sospeso il corso della prescrizione dalla data di pronuncia della sentenza di primo grado (sia di condanna che di assoluzione) o dal decreto di condanna, fino alla data di esecutività della sentenza che definisce il giudizio o alla data di irrevocabilità del citato decreto.

La seconda parte del provvedimento reca disposizioni volte a rafforzare la **trasparenza dei partiti e dei movimenti politici**, con particolare riguardo alle erogazioni effettuate in loro favore ed alle candidature presentate alle consultazioni elettorali.

Centrale è anche il tema del diritto della crisi d'impresa: a gennaio 2019, è stato approvato il decreto legislativo di attuazione della 'delega[86] al Governo per la riforma delle discipline della crisi di impresa e dell'insolvenza', con l'obiettivo di realizzare un moderno sistema dell'insolvenza, incentivare l'emersione tempestiva della crisi anche mediante il ricorso a misure premiali, agevolare l'esdebitazione anche dei piccoli imprenditori e dei consumatori e favorire soluzioni della crisi incentrate sulla prosecuzione dell'attività aziendale (per i dettagli si veda *focus*).

FOCUS

Codice della crisi di impresa e dell'insolvenza[87]

Il Decreto legislativo n.14/2019 ha dato attuazione alla legge delega per la riforma delle discipline della crisi di impresa e dell'insolvenza approvata ad ottobre 2017. Il Codice - destinato a sostituire integralmente la legge fallimentare del 1942 - introduce una disciplina organica della materia, finora frammentata in diversi provvedimenti, per realizzare un sistema unitario e coerente dell'insolvenza che consenta una migliore tutela del ceto creditorio ed offra all'imprenditore una seconda opportunità. Tra le novità di maggiore rilievo vanno segnalate:

- la sostituzione del termine fallimento con quello di liquidazione giudiziale per evitare la stigmatizzazione sociale e personale che il concetto di fallimento evoca ed affermare una nuova cultura dell'insolvenza come evenienza fisiologica nel ciclo vitale di un'impresa, da prevenire ed eventualmente regolare al meglio;
- l'introduzione di una fase preventiva di allerta che può risolversi in un vero e proprio servizio di composizione assistita della crisi, attraverso il ricorso a procedure di natura non giudiziale e confidenziale gestite da organismi appositamente costituiti presso ciascuna Camera di Commercio[88]. La disciplina introduce misure premiali per l'imprenditore che faccia emergere tempestivamente la situazione di crisi e prevede un sistema di controlli e segnalazioni interno all'impresa oltre a un obbligo di segnalazione a carico dell'Agenzia delle entrate e dell'Inps. Per facilitare l'emergere dei primi sintomi di crisi, sono state apportate delle modifiche al Codice Civile, come la previsione, a carico dell'imprenditore, di dotare la propria impresa di un sistema informativo interno idoneo e la reintroduzione dell'obbligo per le s.r.l. che raggiungano determinati limiti dimensionali di dotarsi del collegio sindacale;

[86] Legge 19 ottobre 2017 n. 155.
[87] Decreto legislativo n. 14/2019.
[88] OCRI, organismi di composizione della crisi d'impresa.

- la creazione della figura di un giudice specializzato per le procedure concorsuali delle grandi imprese: è stata attribuita ai tribunali sede delle sezioni specializzate in materia di imprese la competenza per le procedure di amministrazione straordinaria e per le procedure che riguardano gruppi di imprese di rilevanti dimensioni. Viene inoltre prevista l'istituzione presso il Ministero della Giustizia di un apposito albo dei curatori, commissari giudiziali e liquidatori;
- la razionalizzazione dell'istituto del concordato preventivo nell'intento di favorire il ricorso al concordato in continuità aziendale, quale strumento di conservazione dell'impresa. Il concordato liquidatorio diviene invece ammissibile nei soli casi in cui è previsto l'apporto di risorse esterne che aumentino in misura apprezzabile la soddisfazione dei creditori;
- viene esteso l'ambito applicativo dell'istituto dell'accordo di ristrutturazione con intermediari finanziari: si prevede che il debitore possa avvalersi di tale strumento anche con riguardo a creditori diversi da quelli finanziari, purché portatori di interessi omogenei, allo scopo di favorire un processo decisionale più rapido;
- nelle insolvenze di minore portata, per facilitare l'accesso all'esdebitazione, si prevede che la liberazione dai debiti abbia luogo di diritto – cioè senza la pronuncia di un apposito provvedimento del giudice - ferma la possibilità per i creditori di opporsi;
- è stata rivista la disciplina della composizione delle crisi da sovraindebitamento[89]: data la quasi totale disapplicazione di questo istituto nel nostro Paese, si è deciso di conferirgli maggiore peso, per dare al debitore nuove opportunità nel mondo del lavoro, evitando di precludergli ogni prospettiva futura. Poiché alla determinazione di una situazione di sovraindebitamento del consumatore concorre spesso il creditore, mediante la violazione di specifiche regole di condotta, si è previsto di responsabilizzare il soggetto concedente il credito attraverso la predisposizione di sanzioni principalmente di tipo processuale;
- introduzione di misure per la crisi e l'insolvenza dei gruppi di imprese per colmare una grave lacuna dell'attuale legge fallimentare che ignora del tutto il fenomeno. La nuova disciplina introduce delle disposizioni volte a consentire lo svolgimento di una procedura unitaria per la trattazione della crisi e dell'insolvenza delle plurime imprese del gruppo, individuando, ove possibile, un unico tribunale competente nonché un assetto unitario degli organi della procedura;
- l'assoggettamento dell'imprenditore agricolo alle procedure di sovraindebitamento, compresa una procedura liquidatoria semplificata - la liquidazione controllata - per tenere conto della specificità dell'attività agricola, soggetta non solo ai rischi legati all'andamento del mercato, ma anche a quelli dell'ambiente naturale.

Infine, si sta intervenendo per migliorare le condizioni e il funzionamento del **sistema penitenziario**, con l'obiettivo di realizzare un processo di riqualificazione che permetta di superare le carenze strutturali delle carceri. Particolare impegno si sta rivolgendo alla razionalizzazione e modernizzazione del patrimonio demaniale in uso all'Amministrazione penitenziaria, con l'obiettivo sia di conferire adeguate condizioni di dignità e vivibilità ai detenuti e agli operatori in carcere, sia di contrastare l'emergenza del sovraffollamento[90].

Funzionale all'esigenza di assicurare un apprezzabile grado di sicurezza e dignitose condizioni di permanenza all'interno degli istituti detentivi è anche il tema del personale dell'amministrazione penitenziaria. A tal fine la Legge di Bilancio per il 2019 consentirà l'assunzione di nuovo personale dirigenziale, tecnico e amministrativo, oltre a numerose unità del Corpo di polizia penitenziaria.

[89] Questa procedura riguarda i soggetti esclusi dal fallimento che non riescano più a fronteggiare i loro debiti come gli imprenditori privi dei requisiti dimensionali per poter fallire e i cd debitori civili (i comuni cittadini ad esempio).

[90] Tale impegno si è tradotto, da ultimo, nella adozione di misure specifiche in materia di edilizia penitenziaria contenute nel decreto semplificazione.

Pubblica Amministrazione

Nel recente passato si è assistito a riforme della PA che ancora oggi stentano a manifestare i propri risultati, sia in termini di qualità dei servizi sia in termini di riduzione dei costi amministrativi e burocratici. Il Governo intende agire in maniera mirata per rispondere alla disomogeneità che caratterizza le realtà delle pubbliche amministrazioni in Italia, che si muovono con diverse velocità e diversi gradi di efficienza. Il provvedimento che risponde a questa esigenza è il Disegno di legge[91] recante 'Interventi per la concretezza delle azioni delle pubbliche amministrazioni e la prevenzione dell'assenteismo[92]'. Con questa misura si intendono individuare soluzioni concrete per garantire l'efficienza delle pubbliche amministrazioni, il miglioramento immediato dell'organizzazione amministrativa e l'incremento della qualità dei servizi erogati dalle stesse (per i dettagli si veda *focus*).

Tale esigenza investe sia il livello centrale che la PA locale, motore dello sviluppo territoriale, per la quale è necessario ripensare le procedure di risanamento finanziario sbloccando contemporaneamente il *turn over* e rafforzando le competenze della dirigenza locale.

FOCUS

Misure per l'efficienza della PA (Disegno di legge 'Concretezza')[93]

Ad ottobre 2018 è stato approvato il Disegno di legge contenente misure volte a favorire l'efficienza delle Pubbliche Amministrazioni per prevenire il fenomeno dell'assenteismo nonché per garantire assunzioni mirate e favorire il ricambio generazionale in tempi rapidi. Il Decreto legge risponde all'obiettivo di modernizzare la PA, circoscrivendone le aree di improduttività e valorizzandone le numerose punte di eccellenza. A questo scopo, il provvedimento contiene misure per il miglioramento dell'efficienza della PA e degli strumenti di verifica dell'osservanza dell'orario di lavoro dei dipendenti pubblici e misure per la rimodulazione delle risorse destinate al trattamento economico accessorio dei dipendenti pubblici e di quelle relative a nuove assunzioni, con la determinazione a questo scopo di modalità semplificate.

Più in dettaglio, il disegno di legge prevede:

- l'istituzione, presso il Dipartimento della Funzione Pubblica, del 'Nucleo della Concretezza' con il compito di assicurare la concreta realizzazione delle misure indicate in un apposito Piano triennale per il miglioramento dell'efficienza della PA. Il Piano dovrà contenere: i) le azioni dirette a garantire la corretta applicazione delle disposizioni in materia di organizzazione e funzionamento delle Pubbliche Amministrazioni e la conformità dell'attività amministrativa ai principi di imparzialità e buon andamento; ii) misure per implementare l'efficienza delle Pubbliche Amministrazioni, con indicazione dei tempi per la realizzazione delle azioni correttive; iii) le modalità di svolgimento delle attività del Nucleo nei confronti delle Regioni, degli enti strumentali regionali, degli enti del Servizio sanitario regionale e degli enti locali;
- l'introduzione di strumenti di verifica biometrica dell'identità e di videosorveglianza degli accessi (impronte digitali o iride) in sostituzione dei diversi sistemi di rilevazione automatica attualmente in uso, per verificare le presenze dei lavoratori pubblici;
- l'adeguamento dei fondi destinati al trattamento economico accessorio del personale dipendente della PA in proporzione al numero delle nuove assunzioni;
- la sostituzione dei buoni pasto erogati sulla base delle Convenzioni BP 7 e BPE 1, stipulate da Consip S.p.A. e risolte per inadempimento;
- la possibilità, per le Amministrazioni dello Stato, per le agenzie e per gli enti pubblici non economici, di assumere personale a tempo indeterminato in misura pari al 100 per cento del personale cessato dal servizio nell'anno precedente. Le assunzioni dovranno essere

[91] Collegato alla Legge di Bilancio per il 2019.
[92] Approvato dal Consiglio dei Ministri il 25 ottobre 2018 e attualmente all'esame del Parlamento.
[93] AC 1433.

rivolte prioritariamente a figure professionali con elevate competenze in specifiche materie quali la digitalizzazione, la semplificazione dei processi e dei procedimenti amministrativi, la gestione dei fondi strutturali, la contrattualistica pubblica, la qualità dei servizi pubblici, il controllo di gestione e l'attività ispettiva;

- la possibilità, per le predette amministrazioni, di procedere, nel triennio 2019-2021, all'effettuazione di assunzioni, mediante scorrimento delle graduatorie ovvero tramite apposite procedure concorsuali indette in deroga alla normativa vigente in materia di mobilità del personale e senza la necessità della preventiva autorizzazione, da svolgersi secondo procedure semplificate e più celeri.

Con il Decreto legge in materia di semplificazioni[94], si è inteso introdurre misure volte a ridurre i costi per cittadini e imprese attraverso procedure amministrative telematiche uniformi sul territorio, eliminando incertezze applicative e facilitando la fruizione dei servizi e l'attività di impresa (per i dettagli si veda *focus*).

FOCUS

Misure in materia di semplificazioni

A febbraio è stato convertito in legge il Decreto legge n. 135/2018 che introduce misure in materia di sostegno e semplificazione per le imprese e la PA prevedendo:

- modifiche al Codice di Procedura Civile in materia di esecuzione forzata nei confronti dei soggetti creditori della PA. In pratica, il debitore ha la possibilità di sostituire i beni pignorati con una somma monetaria comprensiva delle spese di esecuzione e dell'importo dovuto al creditore pignorante e agli altri creditori eventualmente intervenuti a titolo di capitale, interessi e spese. Inoltre il debitore può continuare ad abitare l'immobile pignorato in attesa dell'espropriazione forzata;
- disposizioni in materia di semplificazione e accelerazione delle procedure negli appalti pubblici sotto la soglia comunitaria (in particolare si modificano i motivi di esclusione dell'operatore economico dalla partecipazione alle procedure d'appalto (per maggiori dettagli si veda focus sui contratti pubblici);
- la soppressione del sistema di controllo della tracciabilità dei rifiuti (SISTRI) a partire dal 1° gennaio 2019; conseguentemente, non sono dovuti i contributi a carico degli operatori iscritti per il funzionamento del sistema. Fino alla definizione ed alla piena operatività di un nuovo sistema di tracciabilità dei rifiuti organizzato e gestito direttamente dal Ministero dell'Ambiente, i soggetti obbligati all'iscrizione al SISTRI garantiscono la tracciabilità dei rifiuti effettuando i tradizionali adempimenti (anche in formato digitale) previsti dal Decreto legislativo n. 152/2006;
- ai fini dell'attuazione degli obiettivi di cui all'Agenda Digitale Italiana anche in coerenza con gli obiettivi dell'Agenda Digitale Europea, la gestione della piattaforma tecnologica per l'interconnessione e l'interoperabilità tra la PA e i prestatori di servizi di pagamento abilitati[95], così come lo svolgimento dei compiti che la riguardano, sono trasferiti dall'AgID ad una società per azioni interamente partecipata dallo Stato, da costituirsi entro centoventi giorni, sulla base di direttiva del Presidente del Consiglio (per l'indicazione degli obiettivi) e di decreto del medesimo Presidente (per la definizione di criteri e modalità);

Il 28 febbraio, inoltre, il Consiglio dei Ministri ha approvato dieci disegni di legge contenenti deleghe al Governo in materia di semplificazione e codificazioni. I disegni di legge, che fanno seguito e superano, ampliandone la portata, il disegno di legge in materia di semplificazione approvato in via preliminare dal Consiglio dei ministri a dicembre 2018, recano disposizioni in

[94] Approvato dal Consiglio dei Ministri il 12 dicembre 2018 (Decreto legge n. 135/2018) e convertito, con modificazioni, dalla Legge n. 12/2019

[95] La piattaforma ha lo scopo di assicurare l'autenticazione dei soggetti interessati all'operazione da svolgere in tutta la gestione del processo di pagamento. Infatti la disciplina vigente dispone che i soggetti abilitati eseguono pagamenti a favore delle PA attraverso l'utilizzo della piattaforma. Le PA sono obbligate ad accettare, tramite la piattaforma, i pagamenti spettanti a qualsiasi titolo attraverso sistemi di pagamento elettronico e consentono di effettuare pagamenti elettronici tramite la piattaforma anche per il pagamento spontaneo di tributi.

materia di: *i)* semplificazione e codificazione in diversi settori[96] tra cui attività economiche e sviluppo economico, energia e fonti rinnovabili, edilizia e governo del territorio, ambiente, acquisto di beni e servizi da parte delle pubbliche amministrazioni, cittadinanza e innovazione digitale, prevenzione della corruzione, giustizia tributaria e sistema tributario e contabile dello Stato, tutela della salute. Si prevede l'istituzione, presso la Presidenza del Consiglio dei ministri, di una Commissione permanente cui è attribuito il compito di assicurare in concreto l'attuazione delle misure di semplificazione, nonché il riordino dell'Unità per la semplificazione istituita con il Decreto legge n. 181/2006; *ii)* contratti pubblici, al fine di rendere la normativa più semplice e chiara, nonché a limitarne le dimensioni e i rinvii alla normazione secondaria; *iii)* revisione del Codice Civile per quel che riguarda i contratti, i rapporti tra le parti, la successione e la responsabilità contrattuale ed extracontrattuale; *iv)* agricoltura con disposizioni che modificano, tra l'altro, la normativa di regolazione dei mercati per assicurare il funzionamento delle regole della concorrenza e favoriscono la crescita dimensionale delle imprese agricole, lo sviluppo dell'imprenditoria giovanile e l'ammodernamento delle filiere agroalimentari; *v)* turismo, al fine di riorganizzare e coordinare le disposizioni per settori omogenei o per specifiche attività o gruppi di attività mediante l'aggiornamento del Codice che disciplina l'ordinamento e il mercato del turismo; *vi)* disabilità al fine di promuovere, tutelare e garantire il pieno ed eguale godimento dei diritti umani e delle libertà fondamentali da parte della persona con disabilità e porre le condizioni affinché sia effettivamente rimosso qualsiasi ostacolo che ne limiti o impedisca la piena e libera partecipazione alla vita economica, sociale e culturale della Nazione; *vii)* lavoro, prevedendo, tra l'altro, una semplificazione degli adempimenti posti in capo al datore di lavoro in ordine agli obblighi di formazione per quanto riguarda l'apprendistato e l'introduzione di disposizioni in materia di servizi per l'impiego e di politiche del lavoro al fine di razionalizzare le funzioni e i compiti in capo al Ministero del lavoro e delle politiche sociali; *viii)* istruzione, università, alta formazione artistica musicale e coreutica e di ricerca con l'introduzione di una serie di disposizioni che riguardano ad esempio, la razionalizzazione, anche attraverso fusioni o soppressioni, di enti, agenzie, organismi comunque denominati, ma anche la modifica della disciplina degli organi collegiali territoriali della scuola, in modo da definirne competenze e responsabilità, eliminando duplicazioni e sovrapposizione di funzioni; *ix)* ordinamento militare, con l'obiettivo di ridurre le disposizioni legislative per migliorare la qualità della regolazione e rendere effettiva la semplificazione organizzativa e procedimentale dell'amministrazione; *x)* spettacolo, con la redazione di un apposito 'Codice dello spettacolo'- contenente una nuova disciplina complessiva dello spettacolo dal vivo nelle sue diverse espressioni, al fine di conferire al settore un assetto più efficace, organico e conforme ai principi di semplificazione delle procedure amministrative e ottimizzazione della spesa e volto a migliorare la qualità artistico-culturale delle attività, incentivandone la produzione, l'innovazione, nonché la fruizione da parte della collettività - e con la modifica del Codice dei beni culturali e del paesaggio al fine di consentire un riordino sistematico della materia e del necessario adeguamento alle riforme intervenute successivamente all'emanazione del Codice, come il Codice dei contratti pubblici e quello del terzo settore.

Nella PA è necessario ripartire dalla dirigenza, rimasta esclusa dalla recente riforma del lavoro pubblico, riconoscendo il merito, favorendo la formazione continua, anche nel settore delle tecnologie digitali, stimolando il raggiungimento degli obiettivi e definendo chiaramente i criteri di valutazione della *performance*. In tal modo i responsabili dei processi e le figure manageriali e dirigenziali saranno spinti a stimolare il cambiamento e a promuoverlo, contribuendo a migliorare il sistema che coordinano. Questo avverrà in ogni ambito e settore della PA e rappresenterà la chiave di valutazione dei dipendenti pubblici.

[96] Gli altri settori sono: energia e fonti rinnovabili, edilizia e governo del territorio, ambiente, servizio civile universale e soccorso alpino, obblighi di pubblicità, trasparenza, diffusione di informazioni da parte della PA, tutela della salute.

FOCUS

Riforma della Pubblica Amministrazione e della dirigenza pubblica

Il Consiglio dei Ministri del 14 febbraio 2019 ha approvato il Disegno di legge '*Deleghe al Governo per il miglioramento della Pubblica Amministrazione*', che delega il Governo, entro 18 mesi dall'approvazione da parte del Parlamento, ad adottare uno o più decreti legislativi per il miglioramento della PA, con particolare riguardo a una complessiva riforma del lavoro pubblico. L'obiettivo del provvedimento è di individuare soluzioni concrete per garantire l'efficienza, il miglioramento dell'organizzazione amministrativa e l'incremento della qualità dei servizi erogati dalle PA, in primo luogo mediante una riforma del rapporto di lavoro pubblico che punti alla valorizzazione del merito, della competenza e delle capacità organizzative e relazionali del personale. In particolare, il disegno di legge interviene sui seguenti aspetti: *i*) accesso al pubblico impiego, al fine di ridefinire, anche mediante la riduzione dei tempi e dei costi delle procedure concorsuali, le modalità di accesso al pubblico impiego, compreso quello alla dirigenza; *ii*) merito e premialità, aggiornando i sistemi di misurazione e valutazione della *performance* organizzativa delle PA e della qualità dei servizi erogati ai cittadini, assicurando il riconoscimento e la valorizzazione del merito dei dipendenti pubblici rispetto al contributo prestato, anche in funzione del conferimento, rinvio o revoca degli incarichi dirigenziali; nonché individuando specifici percorsi di carriera per il personale, dirigenziale e non, più meritevole; *iii*) dirigenza pubblica, al fine di incentivare la qualità della prestazione lavorativa dei dirigenti, incrementandone la produttività e migliorando l'immagine e l'efficienza della PA; *iv*) razionalizzazione delle procedure di mobilità del personale pubblico e della disciplina degli incarichi ad essi conferibili, favorendo lo scambio di professionalità all'interno della PA e, al contempo, limitando, al fine di salvaguardare la funzionalità della PA, il numero e la tipologia di incarichi autorizzabili; *v)* contrattazione collettiva del pubblico impiego, al fine di ridefinire gli ambiti di intervento della legge, della contrattazione collettiva e della contrattazione individuale, nella disciplina del rapporto di lavoro del personale, valorizzando il principio per cui i dipendenti sono al servizio esclusivo della Nazione. Gli interventi normativi relativi al reclutamento e alla selezione del personale mirano a rendere maggiormente attrattivo il settore pubblico, attraverso la promozione del concorso unico come strumento di reclutamento con cui ridurre i tempi e i costi che le singole amministrazioni impiegano per la selezione del nuovo personale. Le misure si collocano nel quadro, più generale, volto a garantire la continuità nel reclutamento di personale in possesso di conoscenze, competenze e attitudini necessarie a rispondere ai nuovi bisogni, tenuto conto delle evoluzioni tecnologiche, delle nuove modalità di prestazione lavorativa e dell'esigenza di orientare le nuove figure professionali al risultato piuttosto che al mero adempimento della prestazione lavorativa. Con specifico riguardo alla riforma del sistema di misurazione e valutazione della performance organizzativa e individuale, nel disegno di legge si prevede: *i*) l'obbligo dei dirigenti di adeguare la propria prestazione lavorativa nella sede di lavoro alle esigenze dell'organizzazione e dell'incarico dirigenziale svolto, nonché a quelle connesse con la corretta gestione e il necessario coordinamento delle risorse umane, anche mediante la presenza quotidiana nella sede di lavoro; *ii*) l'istituzione di un sistema nazionale di valutazione della *performance* coordinato dal Dipartimento della Funzione Pubblica, finalizzato anche all'individuazione e condivisione delle *best pratices* in materia di gestione del ciclo della *performance*; *iii*) il coinvolgimento degli utenti in rapporto diretto con la PA; *iv*) l'utilizzazione di soggetti - anche estranei alla PA - in possesso di un'effettiva competenza in materia di organizzazione amministrativa e di gestione delle risorse umane – nella fase di definizione degli obiettivi, così come in quella del monitoraggio e della valutazione dei risultati conseguiti; v) la riconsiderazione della responsabilità disciplinare e dirigenziale in un'ottica di rielaborazione, razionalizzazione e aggiornamento delle previsioni riguardanti le condotte censurabili, che tenga conto anche della rinnovata valorizzazione di quanto accertato dai sistemi di valutazione.

È intenzione del Governo puntare ad un progressivo ma urgente ricambio generazionale nella PA, che necessita di esperti in digitalizzazione, in razionalizzazione e semplificazione dei processi amministrativi, in qualità dei servizi

e gestione dei fondi strutturali. A tal fine sarà essenziale ripartire dallo snellimento delle procedure di accesso tramite concorso.

Il cambiamento della PA costituisce il presupposto e il sostegno per altre azioni di governo (si pensi alle semplificazioni per le *start up*, per l'accesso ai fondi, per i permessi alle imprese, per l'erogazione dei servizi, etc.): nell'interazione con la PA, il cittadino dovrà ricorrere sempre più a strumenti digitali per accedere a servizi essenziali come la sanità, il fisco, la previdenza, la mobilità, i servizi anagrafici. In questo senso rivestiranno un ruolo primario le azioni a sostegno della digitalizzazione degli enti della PA, che al momento vede delle amministrazioni molto avanzate a fronte di molte altre realtà non ancora preparate alla rivoluzione digitale.

In attesa che sia completato l'iter parlamentare dei provvedimenti citati - e anche in funzione della loro successiva applicazione - sono in fase di attuazione una serie di misure della Legge di Bilancio per il 2019 di definizione e qualificazione del mercato del lavoro pubblico. Tali misure tendono a contemperare l'esigenza di un effettivo ricambio generazionale nel pubblico impiego con quella del potenziamento dell'azione e della capacità amministrativa e gestionale delle pubbliche amministrazioni. A tale scopo, con riferimento alle amministrazioni dello Stato, agli enti pubblici non economici e alle agenzie nazionali:

- è stato rifinanziato l'apposito Fondo[97] destinato a fronteggiare, in aggiunta alle ordinarie risorse assunzionali, le indifferibili esigenze di servizio di particolare rilevanza e urgenza;
- sono stati confermati e ampliati gli ambiti organizzativi e funzionali (già individuati dal Disegno di legge Concretezza) meritevoli di un immediato e consistente potenziamento strategico; alle amministrazioni destinatarie viene chiesto di indirizzare prioritariamente le politiche di reclutamento, in particolare quelle finanziate con il suddetto Fondo, verso professionalità con competenze in materie strategiche alle esigenze della PA[98];
- è stata temporaneamente inibita la possibilità di effettuare assunzioni di personale a tempo indeterminato con decorrenza giuridica ed economica anteriore al 15 novembre 2019. Dal 1 gennaio 2019 sarà possibile per le amministrazioni effettuare il *turn over* al 100 per cento del personale cessato;
- viene rimodulata la disciplina delle graduatorie esistenti dei concorsi per l'accesso al pubblico impiego al fine di ripristinare gradualmente l'ordinaria durata triennale della validità. Per le nuove procedure si prevede di utilizzare le graduatorie esclusivamente per la copertura dei posti messi a concorso, al fine di assicurare una programmazione delle politiche di reclutamento coerente con modelli professionali più attuali e adeguati;
- fatta salva l'esigenza di professionalità specifiche, le procedure concorsuali autorizzate a valere sulle risorse del Fondo di cui sopra e in relazione a figure professionali omogenee, sono svolte mediante **concorsi pubblici unici**: questi sono organizzati dal Dipartimento della funzione pubblica della Presidenza del Consiglio dei ministri[99], possono essere espletati con modalità semplificate

[97] Art. 1, co. 365, lett. b), della Legge 11 dicembre 2016, n. 232

[98] In particolare: digitalizzazione; razionalizzazione e semplificazione dei processi e dei procedimenti amministrativi; qualità dei servizi pubblici; gestione dei fondi strutturali e della capacità di investimento; contrattualistica pubblica; controllo di gestione e attività ispettiva; tecnica di redazione degli atti normativi e analisi e verifica di impatto della regolamentazione; monitoraggio degli andamenti di finanza pubblica e di bilancio.

[99] Per il tramite della Commissione per l'attuazione del Progetto di Riqualificazione delle Pubbliche Amministrazioni (RIPAM)

(definite con un apposito decreto anche in deroga all'attuale disciplina in materia), sono effettuate senza il previo svolgimento delle procedure preliminari[100].

Per le **procedure di reclutamento centralizzate sottoposte al sistema del concorso unico** (di cui sopra) il decreto - in corso di adozione - dispone: *i)* la creazione di un sistema integrato di reclutamento fondato su una metodologia e una struttura permanente di copertura dei fabbisogni delle pubbliche amministrazioni; *ii)* l'adeguamento della disciplina nazionale alle modalità di selezione del personale attualmente utilizzata dall'EPSO *(European Personnel Selection Office)*; *iii)* il supporto tecnologico e il monitoraggio delle procedure concorsuali e di assunzione attraverso il Sistema informativo nazionale a supporto delle politiche di reclutamento (in fase di sviluppo); *iv)* il ricorso ad un ente terzo per l'organizzazione e gestione delle procedure di selezione. L'obiettivo è quello di migliorare l'efficacia, la trasparenza e l'imparzialità delle procedure, attraverso la loro standardizzazione e il ricorso ad un quadro professionale di riferimento e di selezione attuale ed omogeneo. Contestualmente si sta completando l'attuazione delle misure previste dal Decreto legislativo in materia di definizione dei fabbisogni di personale da parte delle pubbliche amministrazioni[101].

III.5 SOSTEGNO ALLE IMPRESE E INNOVAZIONE

Sostegno alle imprese e al *Made in Italy*

Le politiche che il Governo sta mettendo in campo per il sostegno alle attività produttive incidono su una molteplicità di ambiti, che vanno dalla fiscalità alla semplificazione amministrativa, alla tutela delle imprese in crisi. A queste politiche si associano le misure dirette a rafforzare il contesto nel quale le imprese operano; tra queste si intende dare priorità a: *i*) la tutela del *Made in Italy*; *ii*) la promozione dell'internazionalizzazione delle imprese italiane; *iii)* il rafforzamento del *venture capital* e del Piano 'Impresa 4.0'; *iv)* la promozione dell'innovazione tecnologica; *v)* la tutela delle PMI; *vi)* il pagamento dei debiti della PA; *vii)* il contrasto alle violazioni delle norme e degli abusi nell'utilizzo dei fondi pubblici; *viii)* lo sviluppo delle aree sottoutilizzate; *ix)* la tutela dell'ambiente e le energie alternative.

In tale ottica, il Governo ha approvato un Decreto legge che introduce misure urgenti per la crescita economica, in particolare, sgravi e incentivi fiscali, disposizioni per il rilancio degli investimenti privati e norme per la tutela del *Made in Italy*.

[100] Previste dall'art. 30 del Decreto legislativo n. 165 del 30 marzo 2001.

[101] Decreto legislativo n.75/2017. I fabbisogni sono stati correlati (al momento in via sperimentale) al quadro professionale omogeneo, univoco e coerente agli standard internazionali della classificazione delle professioni ISTAT-CP2011. In tal modo è stato individuato, per ciascuno ambito organizzativo/funzionale, un quadro di competenze professionali oggettivo, attuale e complementare ai diversi ordinamenti professionali contrattuali sulla base dei quali si stanno definendo le procedure concorsuali per il reclutamento semplificato oggetto del sistema del concorso unico.

FOCUS

Decreto legge - Misure urgenti per la crescita economica

Il decreto legge approvato dal Consiglio dei Ministri ed in corso di definizione contiene misure per fiscali per la crescita economica, misure per il rilancio degli investimenti privati ed altre misure per la crescita.

Le misure principali, alle quali si può ascrivere un impatto sulla crescita economica già nel 2019 o comunque un effetto sugli investimenti a medio lungo termine, sono le seguenti:

- **Superammortamento**: viene reintrodotto da aprile 2019 il super-ammortamento (130 per cento) per beni strumentali nuovi fino a 2,5 milioni, con particolare riferimento al segmento delle PMI. Il beneficio riguarda gli investimenti complessivi effettuati dal 10 aprile 2019 e fino a dicembre 2019, con consegna fino al 30 giugno 2020.
- **Mini-IRES**: in sostituzione della riduzione di 9 punti percentuali dell'aliquota delle imposte sui redditi IRES al 15 per cento introdotta dalla Legge di Bilancio per il 2019, legata all'incremento di investimenti e dell'occupazione, le imprese (ad esclusione delle banche) potranno beneficiare di una riduzione di aliquota per la parte del reddito d'impresa commisurato agli utili non distribuiti, a prescindere dalla destinazione specifica degli utili all'interno dell'azienda.
- **IMU**: è prevista un graduale aumento della deducibilità dell'IMU dalle imposte sui redditi per le imprese dotate di immobili strumentali, rafforzando la precedente misura introdotta con la Legge di Bilancio per il 2019.
- ***Patent Box***: eliminazione dell'obbligo di *ruling* ai fini della fruizione del regime di *Patent Box* (confronto con l'amministrazione finanziaria nella fase di controllo).
- **'Rientro dei cervelli'**: Si apportano modifiche alle disposizioni che facilitano il 'rientro dei cervelli' (cd 'impatriati' e ricercatori o docenti) estendendo i benefici previsti a coloro che trasferiscono la residenza in Italia a partire dall'anno di imposta 2020. Nello specifico, si semplificano le condizioni per accedere al regime fiscale di favore, si introducono maggiori agevolazioni (la riduzione dell'imponibile passa dal 50 al 70 per cento) per ulteriori 5 periodi di imposta in presenza di specifiche condizioni, si estende il regime di favore anche ai soggetti che avviano un'impresa. Per docenti e ricercatori si incrementa la durata del regime di favore fiscale (da 4 a 6 anni), prolungandola in caso di specifiche condizioni.
- **Regime dei forfettari**: Si semplifica la gestione degli adempimenti fiscali dei dipendenti di datori di lavoro che applicano il regime forfetario, introducendo l'obbligo per questi ultimi di effettuare le ritenute alla fonte sui redditi di lavoro dipendente e assimilati.
- **Incentivi per la valorizzazione edilizia**: per la rigenerazione urbana, si interviene sul regime fiscale applicabile all'impresa che acquista, anche in permuta, vecchi edifici, a condizione di rinnovarli (entro i 10 anni successivi) e reimmetterli sul mercato con caratteristiche energetiche e sismiche migliorate. A tali imprese si applicherà, in via temporanea sino al 31 dicembre 2021, un regime di tassazione agevolata con imposte di registro, ipotecarie e catastali in misura fissa di 200 euro ciascuna[102].
- **Sisma bonus**: consiste nella detrazione fiscale del 75 per cento o dell'85 per cento (a seconda che la riduzione del rischio sismico determini il passaggio a uno o due classi di rischio inferiore) del prezzo di acquisto dell'immobile – viene esteso anche ai Comuni ricadenti nelle zone a rischio sismico 2 e 3.
- **Trattamento fiscale di strumenti finanziari convertibili**: I benefici che a legislazione vigente sono attribuiti alle banche e assicurazioni – in materia di neutralità fiscale dei maggiori o minori valori derivanti dalla conversione obbligatoria in *equity* di titoli di debito - vengono estesi anche ad altri soggetti IRES.
- **Efficientamento energetico e rischio sismico**: I soggetti che sostengono spese per interventi di efficientamento energetico e rischio sismico, possono ricevere un contributo, anticipato dal fornitore che ha effettuato l'intervento, sotto forma di sconto. Il contributo

[102] Attualmente l'imposta di registro è pari al 9 per cento del valore dell'immobile, mentre quella ipotecaria e catastale sono pari a 100 euro.

è recuperato dal fornitore sotto forma di credito d'imposta, da utilizzare in compensazione.

- **Aggregazioni d'imprese**: previsto il riconoscimento fiscale gratuito del maggior valore attribuito all'avviamento, ai beni strumentali materiali ed immateriali, per effetto dell'imputazione del disavanzo da concambio che dovesse emergere in sede di operazioni di aggregazione aziendale effettuate nel periodo 2019-2022.
- **Piattaforme digitali:** per favorire la *compliance* in materia di IVA sulla vendita di beni tramite piattaforme digitali, viene richiesto a queste ultime di trasmettere i dati delle vendite effettuate per loro tramite.
- **Estensione 'Rottamazione-Ter'**: Possibilità per gli enti territoriali di definizione agevolata delle proprie entrate non riscosse, a seguito di provvedimenti di ingiunzione fiscale, stabilendo l'esclusione delle sanzioni.
- **Modifica della disciplina assunzionale nelle Regioni a Statuto Ordinario**: per potenziare le assunzioni negli enti territoriali, si semplifica il metodo di calcolo del parametro di riferimento della spesa per il personale fissandolo in base alla sostenibilità finanziaria e non più al *turn over*.
- Si delinea un **Piano grandi investimenti** nelle zone economiche speciali (ZES), che renderà più attrattivo l'investimento in queste zone, con una dotazione di 50 milioni per il 2019 150 milioni per il 2020 e 100 per il 2021.

Per quanto riguarda gli **investimenti privati**, tra le misure che il Governo intende mettere in campo rientrano:

- **Fondo Centrale di Garanzia (FCG)**: istituzione di una apposita sezione per la concessione di garanzie destinate alla copertura dei finanziamenti erogati a medie imprese e *Small Mid Cup* per investimenti in beni materiali. Questa disposizione mira a stimolare gli investimenti a lungo termine (con finanziamenti di durata ultra decennale) raddoppiando inoltre il valore dell'investimento massimo ammissibile (5 milioni anziché i 2,5 previsti attualmente).
- **Fondo di Garanzia per la prima casa**[103]: rifinanziamento con l'attribuzione di 100 milioni nel 2019 e riduzione degli accantonamenti a copertura del rischio (dal 10 all'8 per cento dell'importo garantito).
- **Nuova Sabatini**: innalzamento del tetto massimo del finanziamento ammesso al contributo (dai 2 milioni attuali a 4 milioni); erogazione del contributo in un'unica soluzione anziché in sei rate e introduzione di semplificazioni procedurali, stabilendo che i controlli sulle dichiarazioni rilasciate dalle imprese per ottenere i contributi, oggi preventivi, diventino successivi. Inoltre viene previsto un incremento del contributo ordinariamente spettante per gli investimenti agevolati secondo lo schema della Nuova Sabatini, nel caso in cui le imprese si impegnino a sottoscrivere aumenti di capitale sociale.
- **Sostegno alla capitalizzazione**: agevolazioni per programmi di investimento aziendale per sostenere la patrimonializzazione delle PMI, consistenti in un finanziamento a tasso zero erogato all'impresa in cofinanziamento con una banca e un contributo correlato a un finanziamento ordinario bancario, con eventuale garanzia del Fondo, utilizzando lo schema della Nuova Sabatini.
- **Tempi massimi di pagamento tra le imprese private**: al fine di stimolare la riduzione dei tempi di pagamento tra privati, le imprese dovranno dichiarare in bilancio sociale i tempi di pagamento verso privati, evidenziando quelli eccedenti i termini di legge.
- **Cartolarizzazioni**: si interviene con una serie di modifiche alla legge quadro per facilitare le operazioni di trasferimento delle inadempienze probabili (UTP), mediante società veicolo di appoggio, prevedendo anche la possibilità per le società di cartolarizzazione di intervenire a sostegno dei debitori ceduti, attraverso la concessione di finanziamenti.

[103] Le garanzie vengono concesse in misura massima del 50 per cento della quota capitale di mutui ipotecari non superiori a 250.000 euro.

- **Sblocco degli investimenti idrici al Sud**: si prevedono una serie di disposizioni per snellire e accelerare la procedura di liquidazione dell'Ente per lo sviluppo dell'irrigazione e la trasformazione fondiaria in Puglia e Lucania (EIPLI)[104].
- **Dismissioni immobiliari enti territoriali**: estensione agli enti territoriali del perimetro dei soggetti che possono contribuire al piano di cessione degli immobili pubblici.
- **Agevolazioni R&S per processi di economia circolare**: contributo alla spesa e finanziamento agevolato a fronte di progetti di R&S nell'ambito dell'economia circolare per la riconversione produttiva, per costi ammissibili di importo compreso tra 500mila e 2 milioni.
- **Società di Investimento Semplice** (SIS): introdotto un nuovo tipo di veicolo societario che potrà investire solo in *start up* non quotate, per favorire la raccolta di capitali fino ad un massimo di 25 milioni per fondi di *venture capital*.
- **Semplificazioni per la definizione dei Patti Territoriali e dei Contratti d'Area**: con conseguente liberazione di risorse finanziarie da destinare a interventi territoriali mirati.
- **Nuove imprese a tasso zero**: Revisione della misura per l'autoimprenditorialità a prevalente partecipazione giovanile e femminile, con l'obiettivo di rafforzarne l'utilizzo, attraverso l'allargamento dei requisiti di ammissibilità (imprese costituite da 60 mesi), l'aumento delle spese ammissibili (90 per cento) per un importo massimo innalzato a 3 milioni, aumento della durata del mutuo agevolato (10 anni rispetto agli 8 precedenti), cumulabilità con altre misure esistenti.
- ***Smart and Start***: semplificazione dell'iter agevolativo e revisione del mix di agevolazioni concedibili, accompagnata da un più ampio coinvolgimento degli enti territoriali.
- **Trasformazione tecnologica e digitale dei processi produttivi delle imprese**: agevolazioni finanziarie, per imprese di micro, piccola e media dimensione concesse, in coerenza con il Piano 'Impresa 4.0', nella misura massima del 50 per cento dei costi ammissibili per un progetto strutturato di trasformazione tecnologica e digitale di un valore di almeno 200 mila euro.
- **Efficientamento energetico e sviluppo territoriale sostenibile**: contributi in favore delle amministrazioni comunali, nel limite massimo di 500 milioni per il 2019, per la realizzazione di progetti relativi a investimenti per l'efficientamento energetico e lo sviluppo territoriale sostenibile.

Cosi come per altri settori, la **tutela del '*Made in Italy*'** passa innanzitutto per la lotta alla contraffazione e alle violazioni dei marchi[105], dei brevetti e dei connessi diritti di proprietà intellettuale legittimamente acquisiti.

Le imprese esportatrici beneficeranno anche delle misure di promozione dell'internazionalizzazione, che dovranno portare ad un aumento degli esportatori stabili e del fatturato da esportazioni. Al riguardo, con la Legge di Bilancio per il 2019 è stato disposto lo stanziamento di 90 milioni per il 2019 e di 20 milioni per il 2020, per il potenziamento del Piano straordinario per la promozione del *Made in Italy* e l'attrazione degli investimenti in Italia. In particolare, il nuovo Piano straordinario per il *Made in Italy* stanzia per il 2019 un totale di 140 milioni (i 90 stanziati dalla Legge di Bilancio per il 2019 più 50 milioni di fondi perenti) per finanziare nuove strategie ritenute più adatte alle esigenze delle PMI: la partecipazione alle fiere viene finanziata in misura ridotta rispetto al passato, mentre si punta ad aumentare i finanziamenti per le iniziative di comunicazione e alla creazione di spazi espositivi permanenti da allestire in alcune grandi piazze internazionali.

[104] La procedura è già disciplinata dal Decreto legge n. 201/2011.

[105] Incluse le denominazioni di origine e delle indicazioni geografiche (DOP e IGP) agroalimentari, del vino e delle bevande spiritose.

Inoltre, il Decreto Crescita, al fine di tutelare e promuovere il ***Made in Italy***, introduce norme per il contrasto all'*Italian sounding* e incentivi al deposito di brevetti e marchi. È previsto un contrassegno *Made in Italy* concesso dallo Stato ai produttori, unitamente ad un'agevolazione del 50 per cento per le spese sostenute per la tutela legale dei prodotti nazionali.

Nella **promozione delle *start up* innovative** uno strumento importante è rappresentato dal sostegno all'imprenditorialità giovanile, anche attraverso le semplificazioni amministrative (come l'utilizzo di strumenti ICT) e la riduzione dei costi per tutta la durata dell'iscrizione della società nella sezione speciale del registro delle imprese.

È stata ampliata la platea dei potenziali destinatari della misura 'Resto al Sud'[106] per la costituzione di nuove imprese da parte di giovani imprenditori nelle Regioni del Mezzogiorno, elevando l'età massima da 35 a 45 anni e sopprimendo l'esclusione delle attività libero professionali dalle attività beneficiarie del finanziamento. L'importo finanziato massimo è di 50 mila euro, dei quali il 35 per cento è un'erogazione a fondo perduto e il 65 per cento un prestito a tasso zero da rimborsare in otto anni.

Le politiche a sostegno delle aziende sono particolarmente orientate verso le micro e piccole imprese perché minori sono le dimensioni, maggiore è la difficoltà di accesso alle informazioni e ai servizi, anche in considerazione dei costi connessi alla gestione. Nell'ambito della rivisitazione di tutte le misure di incentivazione alle imprese, è stato pubblicato un portale web[107] grazie al quale gli imprenditori possono trovare tutte le informazioni relative alle misure nazionali di incentivazione disponibili.

Con riferimento all'autotrasporto, sono state adottate misure contro l'abusivismo e per le semplificazioni amministrative nell'ambito delle revisioni sui veicoli[108]. Inoltre, si prevede un rimborso pari al 50 per cento delle spese sostenute (che devono essere documentate) per il conseguimento della patente e delle relative abilitazioni professionali per i soggetti con meno di 35 anni e che sono assunti con regolare contratto di lavoro subordinato a tempo indeterminato[109]. Sarà, inoltre, applicata la nuova disciplina sul distacco dei lavoratori e si rafforzerà il controllo sulle operazioni di cabotaggio svolte in Italia dai vettori stranieri. Saranno costituiti tavoli di lavoro per impostare i contenuti di forme di incentivazione per l'aggregazione delle imprese di autotrasporto e proseguire le politiche di incentivazione finalizzate allo svecchiamento del parco veicolare a sostegno della competitività all'acquisto di veicoli a carburanti alternativi o *dual fuel*.

Al contempo, si prevedono azioni per rendere l'Italia un paese più agile per gli investitori esteri: a tal fine il Governo agirà sulle **semplificazioni amministrative** per l'avvio di impresa, l'ottenimento di permessi edilizi, il trasferimento della proprietà immobiliare e il pagamento delle imposte (per queste ultime si veda il *focus* sugli interventi fiscali della Legge di Bilancio per il 2019 e del Decreto fiscale).

[106] Decreto legge n. 91/2017.

[107] https://www.incentivi.gov.it/

[108] In particolare, la Legge di Bilancio per il 2019 estende anche alle officine private la possibilità di effettuare revisioni sui veicoli di massa superiore alle 3,5 tonnellate con esclusione dei veicoli destinati al trasporto di merci pericolose, o anche di prodotti deperibili in regime di temperatura controllata.

[109] Allo stesso tempo all'impresa di autotrasporto spetta una detrazione d'imposta pari all'ammontare dei rimborsi erogati nel limite di 1.500 euro ogni anno.

Altre misure riguarderanno la riduzione dei costi energetici, il commercio transfrontaliero e la risoluzione delle dispute commerciali.

A livello di fondi disponibili, per lo sviluppo delle tecnologie emergenti (Intelligenza artificiale, *Blockchain*, *Internet of Things*) e del *wi-fi* il CIPE ha destinato, a ottobre 2018, 100 milioni. Inoltre, con la Legge di Bilancio per il 2019 è stato istituito un Fondo per favorire lo sviluppo delle tecnologie e delle applicazioni di Intelligenza Artificiale, *Blockchain* e *Internet of Things*, con una dotazione di 15 milioni annui dal 2019 al 2021.

Tenuto conto del riscontro positivo, il Governo ha altresì confermato alcune misure del Piano 'Impresa 4.0' migliorandone alcuni aspetti e puntando sulla digitalizzazione delle PMI, anche in base alle istanze raccolte presso le associazioni di categoria. Inoltre, è in fase di costituzione un gruppo di lavoro dedicato, che coinvolge tutti gli attori dell'ecosistema, dalle istituzioni ai centri di ricerca, dalle Università fino alle *start up*.

Alle PMI è stato attribuito un contributo a fondo perduto per l'acquisizione di consulenze specialistiche finalizzate a sostenere i processi di trasformazione tecnologica e digitale attraverso le tecnologie abilitanti previste dal Piano 'Impresa 4.0' (*Voucher manager*). I criteri di riparto del contributo a fondo perduto sono stati ridefiniti in senso più favorevole alle micro e piccole imprese.

A febbraio 2019 è stato adottato da parte del Ministero dello Sviluppo Economico il decreto (i cui effetti sono ancora sospesi in attesa del giudizio della Corde dei Conti) che incrementa di 150 milioni il Fondo per la crescita sostenibile, indirizzando le risorse al sostegno di iniziative di ricerca e sviluppo nei settori applicativi della Strategia nazionale di specializzazione intelligente relativi a 'Fabbrica intelligente', 'Agrifood' e 'Scienze della vita'.

Il Governo prosegue nel sostenere l'accesso al credito delle imprese attraverso il rafforzamento del **Fondo di Garanzia delle PMI** (nel 2018 sono state presentate 129.380 domande con 19,3 miliardi di investimenti) e della sezione speciale dedicata alla micro-imprenditorialità. Con il Decreto legge in materia di sostegno e semplificazione per le imprese e per la PA[110] è stata prevista l'istituzione di una sezione speciale, con una dotazione di 50 milioni, dedicata a interventi di garanzia in favore di PMI in difficoltà nella restituzione delle rate di finanziamenti già contratti con banche e intermediari finanziari che, al contempo, sono titolari di crediti nei confronti delle PA. Il Decreto Crescita è ulteriormente intervenuto per ampliare l'operatività del Fondo di Garanzia (per i dettagli si veda il *focus* sul Decreto Crescita). Inoltre, verrà istituita una Banca per gli Investimenti con garanzia esplicita dello Stato, che funga da cabina di regia e promuova una razionalizzazione degli strumenti volti a favorire l'accesso al credito e del fondo di garanzia per le PMI.

Gli sportelli unici per l'impresa, già esistenti a livello territoriale, verranno potenziati e questo consentirà di monitorare il livello di spesa delle risorse pubbliche disponibili, soprattutto dei fondi europei.

È, inoltre, stata rifinanziata la Nuova Sabatini con 48 milioni per il 2019, 96 milioni per ciascuno degli anni dal 2020-2023 e 48 milioni per il 2024. Tale misura di sostegno è volta alla concessione alle micro, piccole e medie imprese di finanziamenti agevolati per investimenti in nuovi macchinari, impianti e attrezzature, compresi gli investimenti in beni strumentali Industria 4.0, e di un

[110] Decreto legge n.135/2018 cvt in legge n. 12/2019.

correlato contributo statale in conto impianti rapportato agli interessi calcolati sui predetti finanziamenti. Con il Decreto Crescita è stato innalzato il tetto massimo di finanziamento ammesso al contributo e sono state introdotte delle semplificazioni procedurali (si veda *focus* sul Decreto Crescita).

È stata incrementata la spesa - di 1,1 milioni per l'anno 2019, di 41 milioni per il 2020 e di 70,4 milioni per il 2021 - per le agevolazioni concesse nell'ambito del contratto di sviluppo, che rappresenta il principale strumento agevolativo per programmi di investimento produttivi strategici ed innovativi di grandi dimensioni nei settori industriale, turistico e della tutela ambientale.

Le PMI beneficeranno anche della modifica della disciplina del Codice dei Contratti Pubblici, a cui potranno accedere più facilmente. Tali modifiche saranno anche orientate a rendere più efficienti i pagamenti della PA e a facilitare l'estensione della compensazione tra crediti e debiti della PA.

Parimenti rilevante è il contrasto al fenomeno delle delocalizzazioni. Il Governo ha previsto[111] la revoca dei benefici per le imprese italiane ed estere operanti nel territorio nazionale (beneficiarie di aiuti di Stato per investimenti produttivi) che delocalizzano in Paesi esteri (sia in ambito UE che extra UE) l'attività economica specificamente incentivata, o una sua parte, e la decadenza dalla fruizione di specifici benefici (connessi ad una valutazione dell'impatto occupazionale) per le imprese che non garantiscono il mantenimento dei livelli occupazionali nei siti produttivi incentivati.

La tutela della concorrenza sarà rafforzata grazie alla nuova legge annuale in materia, che il Governo intende approvare.

Il Senato, inoltre, ha approvato definitivamente il Disegno di legge che inserisce la disciplina dell'azione di classe[112] nel codice di procedura civile. Viene ampliato l'ambito d'applicazione dell'azione di classe sia in termini soggettivi - rendendola sempre esperibile da parte di ciascun componente della classe, nonché delle organizzazioni o associazioni senza scopo di lucro che hanno come scopo la tutela dei suddetti diritti[113] - sia in termini oggettivi, prevedendo che l'azione può essere portata avanti a tutela delle situazioni soggettive maturate a fronte di condotte lesive, per l'accertamento della responsabilità e la condanna al risarcimento del danno e alle restituzioni. I destinatari dell'azione di classe sono le imprese e gli enti gestori di servizi pubblici o di pubblica utilità mentre il giudice competente è quello della sezione specializzata in materia di impresa. Infine, il Disegno di Legge incide anche su altri aspetti della disciplina riconoscendo ad esempio, che l'adesione all'azione di classe possa avvenire anche dopo la sentenza che definisce il giudizio e favorendo il ricorso alle tecnologie ICT ai fini della pubblicità della procedura.

Infine verranno riviste le misure di agevolazione alle aree sottoutilizzate nella misura in cui si siano rivelate poco efficaci e verranno impegnate le risorse europee assegnate dalla Programmazione comunitaria 2014-2020.

Innovazione e competitività

È di vitale importanza per il Paese investire sull'innovazione e sulla tecnologia, per recuperare un *gap* consistente sul digitale, sull'offerta di servizi innovativi, sulla penetrazione della banda larga e sulle competenze digitali. La centralità

[111] Con il Decreto Dignità.
[112] Attualmente contenuta nel Codice del Consumo (Decreto legislativo n. 206/2005)
[113] Iscritte in un elenco tenuto dal Ministero della Giustizia.

dell'innovazione tecnologica e dell'adeguato supporto a tutta la filiera delle imprese innovative è essenziale per garantire al Paese la possibilità di crescere, competere, generare nuove opportunità di lavoro qualificato, creare e distribuire nuova ricchezza in maniera uniforme su tutto il territorio nazionale.

In questa prospettiva è essenziale lavorare inserendosi nel programma 'Europa Digitale', con il quale la Commissione Europea intende investire 9,2 miliardi per lo sviluppo di settori chiave per l'innovazione (Supercomputer, Intelligenza Artificiale, Cybersicurezza, competenze digitali, trasformazione digitale della P.A.). Un settore di particolare interesse è quello della tecnologia *blockchain*, sempre più centrale nello sviluppo del digitale, tanto a livello di iniziativa privata quanto nel settore pubblico. Essa sta attirando investimenti significativi a livello globale e proponendo questioni regolatorie particolarmente rilevanti.

Con l'approvazione del Decreto legge Semplificazioni, l'Italia è tra i primi Paesi europei a offrire una prima cornice normativa alla tecnologia *Blockchain* e agli *smart contract*[114]. L'Agenzia per l'Italia Digitale (AgID) è tenuta a individuare i relativi standard tecnici entro 90 giorni dalla data di entrata in vigore della legge di conversione. L'obiettivo della nuova disciplina è quello di abilitare nuovi modelli di *business* fondati sulla sperimentazione delle tecnologie emergenti, in sintonia con il percorso che si sta svolgendo a livello europeo nell'ambito della '*Blockchain Partnership Initiative*' cui l'Italia ha aderito a fine settembre 2018. Sempre in questo ambito, a gennaio 2019, è stata istituita presso il MISE una commissione di esperti con il compito di elaborare una strategia nazionale sulla tecnologia *blockchain* e sui registri distribuiti. Si è insediata presso lo stesso Ministero anche una commissione di esperti chiamati a redigere una Strategia nazionale sull'intelligenza artificiale per definire la prospettiva italiana rispetto a quanto negoziato a livello europeo, nell'ambito del piano coordinato sull'Intelligenza Artificiale.

La creazione di un contesto imprenditoriale migliore e più favorevole agli investimenti richiede, inoltre, azioni per **facilitare l'accesso al credito** e la protezione degli investitori di minoranza, oltre a rendere meno costosa la gestione delle insolvenze. Un'attenzione particolare è posta al potenziamento degli strumenti di agevolazione degli investimenti in *venture capital*.

FOCUS

Misure per l'innovazione e il *venture capital*

Con la Legge di Bilancio per il 2019 sono state poste le basi per la piena operatività del Fondo Nazionale Innovazione (FNI), attraverso una cabina di regia che ha l'obiettivo di riunire e moltiplicare risorse pubbliche e private dedicate al tema strategico dell'innovazione. Il Fondo Nazionale Innovazione è un soggetto SGR multifondo che opera esclusivamente attraverso lo strumento operativo di intervento del *venture capital*, ovvero investimenti diretti e indiretti in minoranze qualificate nel capitale di imprese innovative con Fondi generalisti, verticali o Fondi di Fondi, a supporto di *start up*, *scale up* e PMI innovative. FNI ha tra le proprie missioni anche quella di presidiare le tecnologie ed i mercati emergenti più innovativi, garantendo alle *start up* e PMI innovative tutto il supporto strategico necessario in una logica di sistema. È considerata una missione strategica per il Paese sostenere tutto il ciclo del '*Technology*

[114] È un programma per elaboratore che opera su Tecnologie basate su registri distribuiti e la cui esecuzione vincola automaticamente due o più parti sulla base di effetti predefiniti dalle stesse. Sono definite Tecnologie basate su registri distribuiti: le tecnologie e i protocolli informatici che usano un registro condiviso, distribuito, replicabile, accessibile simultaneamente, tali da consentire la registrazione, la convalida, l'aggiornamento e l'archiviazione di dati. Gli *smart contract* soddisfano il requisito della forma scritta anche per l'ammissibilità come prova in procedimenti giudiziali.

Transfer' e del raccordo tra ricerca ed impresa, come tra università e mercato. FNI contribuisce all'idea di sviluppo, direttamente e indirettamente, puntando a effettuare e suscitare investimenti per complessivi 5 miliardi in 5 anni, generando in parallelo lavoro qualificato a moltiplicatore 5.

L'obiettivo primario dell'iniziativa del Governo è la risoluzione di un fallimento di mercato del capitale di rischio in Italia, portando rapidamente il Paese verso i livelli di investimenti in innovazione dei maggiori Paesi europei. La nascita del Fondo Nazionale Innovazione è un investimento strutturale sul capitale umano, sulle tecnologie più innovative, sulla missione strategica per l'interesse nazionale di generare nuove grandi imprese globali, stimando una rinnovata capacità di attrazione di nuove risorse sul tessuto delle migliori PMI italiane.

La misura non è isolata: si accompagna alla rimodulazione dei PIR, e alle altre agevolazioni fiscali previste per gli investimenti in *venture capital*, *start up* e PMI innovative (per i dettagli si veda il paragrafo Sostegno alle imprese).

A tale scopo, con la Legge di Bilancio per il 2019 è stata modificata la disciplina dei PIR, introducendo due vincoli di destinazione all'investimento delle risorse per favorire l'investimento in capitale di rischio delle imprese non quotate e agevolarne la crescita dimensionale. In particolare, al fine di canalizzare il risparmio raccolto con i PIR verso il sistema produttivo, è stato previsto che il PIR debba investire una quota pari ad almeno il 3,5 per cento del totale in strumenti finanziari ammessi alle negoziazioni sui sistemi multilaterali di negoziazione (es. AIM, EuroTLX, ExtraMOT), ed emessi da piccole e medie imprese[115] e un altro 3,5 per cento in quote o azioni di Fondi per il *venture capital*[116]. Inoltre, sono state incrementate dal 30 per cento al 40 per cento le detrazioni ai fini IRPEF e le deduzioni ai fini IRES per gli investimenti effettuati in *start up* e piccole e medie imprese innovative. La deducibilità ai fini IRES arriva al 50 per cento se l'investimento è pari all'intero capitale della *start up* e se la partecipazione è mantenuta per almeno 3 anni.

Si tratta di misure che configurano un '*Innovation Act*' che ha l'obiettivo di sbloccare la crescita del Paese. Verranno implementate nuove misure, tra cui: *i)* modulazione analoga ai PIR per gli ELTIF (*European Long-Term Investments*); *ii)* nascita delle società di investimento semplice (SIS) per semplificare con un tetto massimo di 25 milioni, l'avvio di nuovi soggetti investitori focalizzati sulla fase *seed* e del cd *technology transfer*; *iii)* avvio di una nuova *policy* nell'accesso al *public procurement* a favore di *start up* e PMI innovative; *iv)* misure e iniziative di sblocco degli investimenti in ricerca applicata, *technology transfer* e formazione per colmare il *gap* e fornire alle PMI le risorse oggi insufficienti per la loro evoluzione tecnologica e capacità competitiva su larga scala.

Tra le politiche legate all'innovazione un ruolo trainante è svolto dalla Strategia nazionale per Banda Ultra Larga e dallo sviluppo della tecnologia 5G, essenziali per la crescita del Paese. L'obiettivo della Strategia è quello di: garantire entro il 2020 la copertura con reti ultraveloci oltre i 100 Mbps ad almeno l'85 per cento della popolazione italiana; estendere la copertura ad almeno 30 Mbps alla restante quota della popolazione italiana e la copertura oltre i 100 Mbps a tutte le sedi/edifici pubblici, poli industriali, aree di interesse economico e concentrazione demografica, nonché alle principali località turistiche e agli snodi logistici.

Negli ultimi anni gli attori pubblici interessati e gli operatori del settore hanno contribuito alla realizzazione degli obiettivi prefissati. Nei prossimi anni tali risultati andranno rafforzati, anche semplificando la *governance* del settore, attualmente dispersa tra una molteplicità di soggetti. Il miglioramento della *governance* ridurrebbe le problematiche legate allo stanziamento e all'utilizzo integrale delle

[115] Come definite dalla raccomandazione 2003/361/CE della Commissione, del 6 maggio 2003.

[116] È in via di definizione un decreto del MiSE, di concerto con il MEF, per individuare criteri e modalità per l'attuazione delle nuove disposizioni (che dovranno essere compatibili con le regole europee sugli aiuti di Stato), prevedendo, contestualmente, che esse si applicheranno ai PIR costituiti dal 1° gennaio 2019.

risorse disponibili, andando a incidere sull'unitarietà e sulla velocità nell'attuazione della Strategia Nazionale.

A dicembre 2018, Infratel[117] ha aggiudicato il terzo bando di gara per la costruzione della rete pubblica per la banda ultra larga in Puglia, Calabria e Sardegna, che prevede uno stanziamento pubblico di 103 milioni. I cittadini interessati dagli interventi previsti nel terzo bando sono oltre 378 mila, più di 317 mila le unità immobiliari negli 882 Comuni coinvolti[118]. La rete sarà data in concessione per 20 anni e rimarrà di proprietà pubblica. Ad oggi sono stati avviati circa 1.300 cantieri e per il 2019 è prevista l'apertura di ulteriori 2.000 cantieri per la copertura di circa 1,3 milioni di utenze.

Con il Decreto Semplificazioni è stato approvato un pacchetto di misure volte a ridurre i costi dell'installazione di reti di comunicazione elettronica a banda ultralarga e a semplificare il rilascio delle autorizzazioni.

In particolare, sono state introdotte disposizioni per la semplificazione nel rilascio delle autorizzazioni, soprattutto per quanto riguarda quelle archeologiche e la cablatura con banda ultralarga dei condomini.

Infine, è stato chiarito che i Comuni e gli enti locali non possano imporre agli operatori oneri amministrativi ulteriori rispetto a quelli previsti dal Codice delle comunicazioni elettroniche.

Il Comitato di indirizzo e monitoraggio sulle attività di potenziamento della rete infrastrutturale pubblica per la banda ultra larga (Comitato di indirizzo Infratel) - recentemente attivato - ha evidenziato anche la necessità di sostegno alla domanda per l'attivazione di servizi Banda Ultra Larga, con particolare attenzione alle scuole, alle PMI, ai CpI ed ai cittadini, anche per sensibilizzare la società civile ad una connettività inclusiva.

Un'ulteriore attività, fondamentale per la realizzazione della Strategia Nazionale, riguarda la definizione della seconda parte del Piano Nazionale Banda Ultra larga con l'intervento nelle aree grigie. A tale riguardo è necessario impegnare i fondi previsti nella delibera CIPE[119], previa ripresa del dialogo in materia con la Commissione Europea.

Il Governo è impegnato nello sviluppo del 5G attraverso la sperimentazione, l'adozione ed il rilascio di nuovi servizi e, in prospettiva, l'introduzione di piattaforme digitali di nuova generazione. La procedura di gara per l'assegnazione delle frequenze è stata avviata ed è stato istituito un tavolo di coordinamento, 'Tavolo TV 4.0', tra tutti i soggetti interessati al fine di assicurare che il percorso di trasformazione del sistema radiotelevisivo e il trasferimento delle frequenze nella banda 700 MHz avvenga senza ritardi rispetto alle scadenze stabilite, assicurando gli obiettivi di bilancio e le legittime esigenze di tutti gli attori coinvolti[120]. In seguito si provvederà a migliorare l'allocazione e l'utilizzo dello

[117] Infratel Italia SpA è la società *in house* del MISE, controllata da INVITALIA, tramite la quale il MISE attua la Strategia Italiana per la Banda ultra larga.

[118] Oggetto del bando è la progettazione, realizzazione, manutenzione e gestione in modalità *wholesale* di una rete passiva ed attiva di accesso, che consenta di fornire servizi agli utenti finali a 100Mbps in *download* e 50Mbps in *upload* per almeno il 70 per cento delle unità immobiliari nel *Cluster* C e di almeno 30Mbps in *download* e 15 Mbps in *upload* per le restanti unità immobiliari del *Cluster* C e per quelle del *Cluster* D. Sedi della PA, scuole, presidi sanitari, distretti industriali saranno raggiunti da connessioni oltre i 100Mbps indipendentemente dal *Cluster* di appartenenza.

[119] Delibera CIPE 7 agosto 2017, n. 71 che ha completato la dotazione delle risorse per il piano Banda Ultra Larga, assegnando al Mise gli ulteriori 1,3 miliardi del Fondo Sviluppo e Coesione (FSC) già individuati nella delibera CIPE 65 del 2015 per raggiungere tutti gli obiettivi della Strategia BUL.

[120] Con la Legge di Bilancio per il 2019 è stato rivisto il piano della banda 700, fondamentale per lo sviluppo del 5G, prevedendo: 1) un risparmio di costi per i cittadini che non dovranno cambiare le antenne per la ricezione

spettro, anche al fine di reperire ulteriori risorse finanziarie per il bilancio pubblico. Riguardo i poteri speciali che lo Stato può utilizzare in difesa di *asset* strategici ('*Golden Power*'[121]), la normativa esistente è stata innovata con l'introduzione di un nuovo articolo che include le reti di telecomunicazione elettronica a banda larga con tecnologia 5G tra i settori di rilevanza strategica per il sistema di difesa e sicurezza nazionale[122]. Il meccanismo di tutela dello Stato scatterà in questo caso anche per le forniture di materiali e servizi (se posti in essere con soggetti esterni all'Unione Europea) e non solo nei casi di acquisizioni di partecipazioni azionarie.

Per stimolare la domanda di servizi digitali è stato dato ulteriore impulso al piano WiFi.Italia.IT[123], con cui il governo si impegna a rendere l'Italia un Paese 4.0.

Per la realizzazione di questo obiettivo, è stato avviato il progetto 'Piazza Wifi Italia' che permetterà a tutti i cittadini di connettersi, gratuitamente e in modo semplice tramite l'applicazione dedicata, a una rete *wi-fi* libera e diffusa su tutto il territorio nazionale. I Comuni possono fare richiesta di punti *wi-fi* direttamente online, registrandosi sulla piattaforma dedicata di Infratel. A tal fine è stato previsto un nuovo stanziamento di 45 milioni (che si aggiungono agli 8 milioni inizialmente disponibili) che permetterà di portare nuove aree *wi-fi* gratuite in tutti i Comuni italiani, con priorità per quelli con popolazione inferiore a 2.000 abitanti.

Occorre potenziare l'integrazione tra rete fisica e 5G, concentrando l'attenzione non solo sulla domanda domestica e i centri urbani, ma rafforzando la capacità di fornire connettività nelle aree del Paese dove più forte è la presenza di imprese e la vocazione a programmi di ricerca e sviluppo.

Per favorire la fibra si punta all'incentivazione e all'utilizzo di servizi e prodotti da parte di aziende e privati, anche attraverso nuovi modelli di sperimentazione e partenariato a 'zero burocrazia per l'innovazione' in specifiche aree del Paese (aree sulle quali misurarsi anche in termini di profili su aiuti di Stato e su vincoli/opportunità per le imprese che accedano alle risorse).

III.6 SETTORE BANCARIO E FINANZIARIO

Riduzione dei crediti deteriorati

Il Governo si è posto come obiettivo primario quello di rendere pienamente effettivo il principio costituzionale della tutela del risparmio. Le misure introdotte nel corso della legislatura si ispirano dunque a tale finalità[124].

dei canali RAI regionali; 2) un riassetto complessivo del sistema delle frequenze TV che tutela le TV locali, rendendo al contempo disponibili più frequenze per gli operatori nazionali (storici e nuovi entranti) che saranno messe a gara a novembre 2019; 3) la destinazione di frequenze dedicate per lo sviluppo della radio digitale; 4) più risorse per i cittadini per l'acquisto di *decoder* e *smart* TV a partire dal 2019.

[121] Decreto legge n. 21/2012.

[122] Decreto legge 'Brexit', n. 22/2019.

[123] http://wifi.italia.it/it/home/#ilprogetto

[124] Un primo intervento in tal senso è stato già realizzato con il Decreto legge 25 luglio 2018 n. 91, convertito con modificazioni con legge 21 settembre 2018, n. 108, che ha avviato il processo di rimborso a favore dei risparmiatori che hanno subito un danno ingiusto, in ragione della violazione degli obblighi di informazione, diligenza, correttezza e trasparenza previsti dal testo unico delle disposizioni in materia di intermediazione finanziaria, di cui al Decreto legislativo 24 febbraio 1998, n. 58, nella prestazione dei servizi e delle attività di investimento relativi alla sottoscrizione e al collocamento di strumenti finanziari emessi da banche aventi sede legale in Italia sottoposte ad azione di risoluzione ai sensi del Decreto legislativo 16 novembre 2015, n. 180, o comunque poste in liquidazione coatta amministrativa, dopo il 16 novembre 2015 e prima della data del 1 gennaio 2018. A tale intervento provvisorio è seguita la previsione nella Legge di Bilancio per il 2019 di un intervento indennitario a favore di risparmiatori danneggiati dalle medesime banche poste in liquidazione coatta

L'Italia sta fattivamente contribuendo alla discussione in corso a livello europeo sul completamento dell'Unione bancaria e dell'Unione del mercato dei capitali, per rafforzare l'UEM rivedendo nel contempo alcune delle modalità stabilite negli anni passati.

A livello nazionale è necessario proseguire con l'azione di rafforzamento del sistema e di riduzione dei crediti deteriorati intrapresa dal sistema bancario italiano.

Nel 2018 l'incidenza dei crediti deteriorati sul totale dei finanziamenti erogati dalle banche italiane ha continuato a ridursi, sia al lordo sia al netto delle rettifiche, raggiungendo a dicembre rispettivamente l'8,7 e il 4,3 per cento (dai livelli di 11,5 e 6,1 per cento nel 2017). Alla diminuzione hanno contribuito il calo del flusso dei nuovi crediti deteriorati sul totale dei finanziamenti (che ha raggiunto un minimo storico) e l'attuazione dei piani di cessione delle posizioni in sofferenza. Le condizioni di offerta del credito restano buone, sebbene siano presenti alcuni segnali di indebolimento. In base alle risposte delle banche italiane che hanno preso parte all'indagine sul credito bancario nell'area dell'euro (*euro-area bank lending survey*) nel terzo trimestre 2018 gli standard creditizi sono rimasti accomodanti, fatta eccezione per un leggero inasprimento dei termini e delle condizioni generali dei contratti. Ciò è confermato anche dalle indagini presso le imprese, le quali hanno riportato condizioni accomodanti sui mutui, nonostante un progressivo restringimento nella seconda parte del 2018. In base agli ultimi dati disponibili (gennaio 2019) i prestiti al settore privato non finanziario, corretti per tener conto delle cartolarizzazioni e degli altri crediti ceduti e cancellati dai bilanci bancari, sono diminuiti dello 0,7 per cento su base annuale; la crescita del credito alle famiglie resta invece stabile al 2,6 per cento. Il costo del credito non ha sostanzialmente risentito delle tensioni sullo spread. Il tasso medio di interesse sui nuovi prestiti alle imprese era pari all'1,5 per cento a gennaio, mentre quello sui prestiti alle famiglie per l'acquisto di abitazioni era al 2 per cento. Rispetto al mese di maggio 2018, quando le tensioni sui titoli pubblici hanno cominciato a manifestarsi, entrambi i tassi sono aumentati di 0,1 punti percentuali circa [125].

Un ruolo significativo nella riduzione dei crediti deteriorati va ascritto al Decreto legge[126] con il quale è stato autorizzato, a seguito della positiva decisione della Commissione Europea, uno schema per la concessione della garanzia dello Stato sulla cartolarizzazione di crediti classificati come sofferenze nel bilancio delle banche e degli intermediari finanziari. La misura, che non è qualificata come aiuto di Stato, aveva l'obiettivo di consentire l'avvio di un mercato secondario concorrenziale per la cessione di tali crediti deteriorati[127]. Il contributo di questa misura allo sviluppo di un mercato secondario dei crediti deteriorati può essere considerato significativo, anche se l'obiettivo di un mercato completo non può ancora ritenersi raggiunto. Pertanto la misura è stata confermata[128], introducendo talune modifiche ritenute opportune alla luce dell'esperienza operativa maturata,

amministrativa mediante apposito Fondo indennizzo risparmiatori (FIR) istituito dall'art. 1, co. 493, della legge n.145/2018.

[125] I dati sono tratti da: Banca d'Italia, Banche e moneta: serie nazionali - gennaio 2019.

[126] Decreto legge n.18/2016.

[127] Nei tre anni di operatività dello schema (scaduti il 6 marzo 2019), l'ammontare lordo di sofferenze oggetto di cartolarizzazione risulta di circa 50 miliardi e il valore nominale della *tranche senior* assistita dalla garanzia pubblica è di circa 10 miliardi.

[128] Decreto legge 'Brexit', n. 22/2019.

sempre nell'ottica di un adeguato bilanciamento fra la tutela del garante Stato e la compatibilità con logiche di mercato.

La nuova autorizzazione è subordinata alla positiva decisione della Commissione europea, che sarà chiamata a valutare che la misura non contenga elementi di aiuto.

Le riforme delle banche cooperative e delle banche popolari - che hanno previsto la trasformazione in società per azioni delle banche popolari e il consolidamento delle banche di credito cooperativo (BCC) oppure la loro adesione ad uno schema di Protezione Istituzionale - sono state implementate. Tutte le banche popolari sono state trasformate in società per azioni, fatta eccezione per due (per una delle quali la procedura è stata sospesa, essendo in corso un appello alla Corte di Giustizia UE). Il Decreto Crescita ha prorogato al 2020 il limite temporale per la trasformazione in SpA.

La riforma delle BCC è completa: circa 230 banche si sono consolidate in 2 grandi gruppi[129] significativi ai sensi del regolamento UE n. 1024 /2013 che istituisce il Meccanismo di vigilanza unico: sono quindi assoggettati alla vigilanza diretta della Banca Centrale Europea e nel corso del 2019 verranno assoggettate ad una *asset quality review*. Come consentito dalle più recenti modifiche della legge di riforma del settore bancario cooperativo, le BCC della Regione Alto Adige stanno costituendo un sistema di garanzia istituzionale (IPS - *Institutional Protection Scheme*).

Infine il Governo intende dedicare un'attenzione specifica all'utilizzo delle nuove tecnologie e, a tal proposito, è stato istituito presso il MEF, un Comitato di Coordinamento per il Fintech. Si tratta di settori nei quali i progressi richiedono cooperazione internazionale, per cui sarà assicurata una partecipazione attiva ai lavori dell'Unione Europea e degli organismi internazionali competenti per il miglioramento continuo degli standard internazionali in materia finanziaria.

III.7. LAVORO, EDUCAZIONE, *WELFARE* E LOTTA ALLA POVERTÀ

Lavoro e *welfare*

Il Governo è impegnato in un'azione di miglioramento dell'inclusione sociale, lotta al precariato, incentivazione del lavoro giovanile e femminile.

Il principale strumento messo in campo per accompagnare gli inoccupati nel mondo del lavoro è il RdC[130] (per il dettaglio si veda *focus*). Il RdC ha un duplice scopo: *i)* sostenere il reddito di chi si trova al di sotto della soglia ISEE di 9.630 euro; *ii)* fornire un incentivo a rientrare nel mercato del lavoro, attraverso la previsione di un percorso formativo vincolante, e dell'obbligo di accettare almeno una delle prime tre proposte di lavoro eque e non lontane dal luogo di residenza del lavoratore.

[129] Uno ha come capogruppo ICCREA mentre l'altro ha come capogruppo Cassa Centrale Banca.
[130] Introdotto con il Decreto legge n. 4/2019.

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Il Reddito di cittadinanza

Il RdC è stato istituito con il Decreto legge n. 4/2019 come una misura di politica attiva del lavoro a garanzia del diritto al lavoro e di contrasto alla povertà, alla disuguaglianza e all'esclusione sociale. Per i nuclei familiari in cui tutti i componenti hanno 67 anni o più[131] il RdC assume la denominazione di Pensione di cittadinanza (PdC) e rappresenta una misura di contrasto alla povertà per le persone anziane. Per il finanziamento delle due misure la Legge di Bilancio per il 2019 ha previsto l'istituzione del Fondo per il Reddito di Cittadinanza, con dei limiti di spesa pari a 7,1 miliardi nel 2019, 8,055 miliardi nel 2020, 8,317 miliardi annui dal 2021. Le risorse copriranno anche il potenziamento dei Cpl.

Il RdC è una misura rivolta al nucleo familiare e viene erogato a cittadini o residenti in Italia da almeno 10 anni (di cui gli ultimi due in modo continuativo), sulla base di indicatori reddituali e patrimoniali. I **requisiti** richiesti sono i seguenti:

- un Indicatore della Situazione Economica Equivalente (ISEE) inferiore a 9.360 euro;
- un reddito familiare misurato attraverso l'indicatore della situazione reddituale (ISR), inferiore a 6.000 euro annui moltiplicato per la scala di equivalenza di composizione familiare; ovvero 7.560 euro (per i nuclei familiari proprietari di abitazione di residenza in cui tutti i componenti hanno età maggiore o uguale a 67 anni, successivamente adeguata agli incrementi della speranza di vita) o 9.360 euro (per i nuclei familiari residenti in un'abitazione in locazione);
- un patrimonio immobiliare, diverso dalla casa di abitazione, con valore inferiore a 30.000 euro in Italia o all'estero; un valore del patrimonio mobiliare non superiore a 6.000 euro, incrementato di 2.000 per ogni componente il nucleo familiare successivo al primo, fino ad un importo massimo di 10.000 incrementato di 1.000 euro per ogni figlio successivo al secondo e di 5000 per ogni componente con disabilità, o 7.500 per ogni componente con disabilità grave o non autosufficiente;
- i componenti del nucleo familiare non devono essere intestatari o avere disponibilità di veicoli immatricolati per la prima volta negli ultimi 6 mesi, autoveicoli di cilindrata superiore a 1600 cc o motoveicoli di cilindrata superiore a 250 cc immatricolati per la prima volta negli ultimi 2 anni, navi o imbarcazioni da diporto;
- sono esclusi dal RdC: *i)* i detenuti per tutto il periodo della pena e gli individui ricoverati in istituti di cura di lunga degenza a carico dello Stato o di altra amministrazione pubblica; *ii)* i componenti che hanno dato dimissioni volontarie per i 12 mesi successivi alla cessazione del rapporto di lavoro, eccetto che nell'ipotesi di giusta causa.

Possono invece usufruire del RdC coloro che godono di NASpI e di altre forme di sostegno al reddito (compresa la DIS-COLL).

Il **beneficio economico** viene differenziato in funzione dell'età dei componenti e della proprietà o meno della casa di abitazione e si compone di due elementi:

- un'integrazione al reddito familiare fino a 6.000 euro annui, moltiplicati per la scala di equivalenza (per i nuclei familiari proprietari non costituiti di soli anziani di età superiore ai 67 anni) o 7.560 euro (per i nuclei di soli anziani di età superiore ai 67 anni);
- un contributo per le spese di affitto pari al canone annuo previsto dal contratto di locazione, fino ad un massimo di 3.360 euro annui o 1.800 euro annui nel caso di nuclei familiari costituiti di soli anziani di età superiore ai 67 anni; in alternativa, i nuclei familiari residenti in abitazione di proprietà possono beneficiare di un contributo alla rata mensile del mutuo fino ad un massimo di 1.800 euro annui .

La **scala di equivalenza** è diversa da quella ISEE ed attribuisce in punteggio di 1 per il primo adulto (18 anni o più), 0,4 per ogni altro adulto e 0,2 per ogni minore di 18 anni fino a

[131] Oppure per i nuclei familiari in cui sono presenti, anche, persone con disabilità gravi o non autosufficienti.

massimo di 2,1[132]. Il RdC viene corrisposto dal mese successivo a quello in cui si effettua la richiesta e ha **durata pari a 18 mesi**. Può essere rinnovato dopo la sospensione di un mese, interruzione che non si applica per le PdC.

Il riconoscimento del RdC è associato ad aiuti all'**attivazione** e ad un sistema di **condizionalità**. I soggetti **disoccupati o inattivi**, in grado di lavorare e non impegnati in corsi di formazione devono presentare una dichiarazione di immediata disponibilità al lavoro e ad un percorso di formazione o inclusione sociale. Sono esonerati da tale obbligo i percettori di PdC o i beneficiari di RdC di età pari o superiore a 65 anni, i disabili e i componenti con carichi di cura di minori di tre anni ovvero di disabili gravi o non autosufficienti.

Entro 30 giorni dal riconoscimento del RdC, il richiedente viene convocato dai CpI se nel nucleo familiare è presente almeno un componente che: *i)* è disoccupato da meno di due anni; *ii)* ha meno di 29 anni; iii) sia beneficiario di NASpI o di altro ammortizzatore sociale; *iv)* abbia già sottoscritto un Patto di servizio con i CpI; *v)* non abbia sottoscritto un progetto personalizzato con i CpI.

I **beneficiari non esonerati stipulano il Patto per il lavoro** che prevede:

- la registrazione presso il Sistema Informativo del Reddito di Cittadinanza e la consultazione quotidiana della piattaforma digitale dedicata al RdC;
- lo svolgimento di atti di ricerca attiva del lavoro;
- il consenso a svolgere corsi di formazione e riqualificazione professionale;
- il sostenimento di colloqui psicoattitudinali e prove di selezione;
- l'accettazione di almeno una di tre offerte di lavoro congrue.

I **beneficiari che non sono in grado di lavorare** vengono convocati dai servizi dei comuni dedicati al contrasto alla povertà. In questo caso viene sottoscritto un **Patto per l'Inclusione sociale**, dopo una valutazione del bisogno multidimensionale e l'individuazione di percorsi specifici di reinserimento sociale.

Si ha decadenza dal RdC quando uno dei componenti del nucleo familiare non effettui una dichiarazione di immediata disponibilità al lavoro, non sottoscriva il Patto per il Lavoro o per l'Inclusione sociale, non partecipi all'attività di formazione o ai progetti utili per la comunità[133]. Decadono anche coloro che rifiutano, entro il primo periodo, 3 offerte congrue, dove la congruità viene stabilità in base alle esperienze e competenze maturate, all'adeguatezza della remunerazione[134] e in base alla distanza dalla residenza (100 km nei primi 12 mesi, 250 km dopo i primi 12 mesi e in tutto il territorio nazionale alla terza offerta[135]).

I datori di lavoro che comunicano la disponibilità ad assumere beneficiari di RdC vengono corrisposti degli incentivi, compatibili ed aggiuntivi con altri incentivi già previsti:

[132] Il valore massimo per famiglia sale a 2,2 nel caso di nuclei con componenti con disabilità grave o non autosufficienti. Inoltre, tale scala si applica soltanto alla componente di reddito familiare, mentre il contributo per l'affitto e per il mutuo non variano al variare del numero di componenti del nucleo beneficiario.

[133] Si decade, inoltre, se un componente del nucleo viene trovato, nel corso di attività ispettive, a svolgere lavoro dipendente o di collaborazione continuata e continuativa, in condizioni irregolari o attività di lavoro autonomo non comunicate. Coloro che forniscono false dichiarazioni ovvero omettono delle informazioni sono puniti con reclusione da 2 a 6 anni. L'omessa comunicazione delle variazioni di reddito o del patrimonio è punita con la reclusione da 1 a 3 anni. Al momento della condanna definitiva il beneficiario è tenuto alla restituzione di quanto indebitamente percepito.

[134] La remunerazione si considera congrua se è almeno pari al beneficio massimo fruibile da un solo individuo (780 euro), inclusa l'integrazione per la locazione, maggiorata del 10 per cento.

[135] Nel caso di nuclei con disabili non si potrà mai eccedere i 100 km; per i nuclei con minori la distanza non potrà eccedere i 250 km nei primi 2 anni di godimento del beneficio. Inoltre, per le offerte sull'intero territorio nazionale il beneficiario continua a percepire il beneficio per ulteriori 3 mesi, che diventano 12 nel caso di nuclei con minori o con disabili.

- un **esonero contributivo**[136] per le assunzioni a tempo pieno e indeterminato pari alla differenza tra 18 mesi di RdC e le mensilità già percepite dal beneficiario assunto. La metà della differenza è destinata al soggetto privato accreditato, sempre nella forma di sgravio contributivo, se l'assunzione avviene tramite esso;
- un **beneficio addizionale** di 6 mensilità per i beneficiari che avviano un'attività di lavoro autonomo o un'impresa - anche in forma societaria - nei primi 12 mesi di fruizione;
- l'**assegno di ricollocazione**[137] fino a dicembre 2021 per i beneficiari da utilizzare per un'assistenza intensiva e l'affiancamento di un tutor nella ricerca di un'occupazione da parte del CpI o di un ente accreditato ai servizi per il lavoro.

L'incentivo contributivo è cumulabile con le altre misure incluse nella Legge di Bilancio per il 2019, ed in particolare: *i)* l'incentivo contributivo triennale per gli *under*-35 residenti nel Mezzogiorno che, per le assunzioni che avranno luogo nel 2019 e nel 2020, è pari al 50 per cento dei complessivi contributi previdenziali datoriali nel limite massimo di 3.000 euro annui per un periodo massimo di 36 mesi[138]; *ii)* l'incentivo contributivo annuale per gli *under*-35 o gli *over*-35 disoccupati da più di 6 mesi residenti nel Mezzogiorno, per le assunzioni che avranno luogo nel 2019 e nel 2020, pari al 100 per cento dei complessivi contributi previdenziali datoriali nel limite massimo di 8.060 euro annui per un periodo massimo di 12 mesi; *iii)* l'incentivo contributivo annuale totale per i laureati *under*-30 con laurea magistrale, ottenuta dal 1° gennaio 2018 al 30 giugno 2019 con una votazione pari a 110 e lode entro la durata legale del corso di studi, o i possessori di dottorato di ricerca *under*-34 per 12 mesi fino a un massimo di 8.000 euro annui. La cumulabilità del RdC con le iniziative di lavoro autonomo da parte dei percettori è relativa ai finanziamenti destinati alle nuove attività imprenditoriali nel Mezzogiorno previsti nella misura 'Resto al Sud', da parte dei residenti fino a 46 anni (finanziamento a fondo perduto fino al 35 per cento dei costi programmati e a tasso zero per il 65 per cento con la garanzia del Fondo di Garanzia per le PMI).

L'attuazione efficace dell'obbligo formativo e della effettiva partecipazione al mercato del lavoro, alla base del RdC, richiede il rafforzamento qualitativo e quantitativo dei CpI (per i dettagli si veda *focus*), tenendo anche conto del necessario coordinamento con il livello regionale. Due sono gli aspetti più rilevanti che si dovranno definire: *i)* individuare le competenze da formare, funzionali allo sviluppo delle diverse Regioni; *ii)* definire un sistema di tracciabilità dei fondi destinati alla ristrutturazione dei CpI.

La ristrutturazione dei CpI punta a rendere omogenee le prestazioni fornite, e realizzare una rete capillare in tutto il territorio nazionale. Nella Legge di Bilancio per il 2019 è stato previsto un piano di assunzioni di personale qualificato per realizzare tale rete. È stato, inoltre, costituito il Sistema Informativo del RdC ed è previsto lo sviluppo di servizi avanzati per le imprese per facilitare l'attività di ricollocazione dei disoccupati. Infine, sono state stanziate risorse per assicurare un adeguamento dei locali dei CpI anche dal punto di vista strutturale.

[136] L'importo non può essere inferiore a 780 euro mensili per cinque mensilità nel caso di prima erogazione del RdC ed è pari, comunque, a 5 mensilità nel caso di rinnovo. Il beneficiario non viene licenziato nei primi 24 mesi senza giusta causa o giustificato motivo.

[137] L'ammontare dell'assegno di ricollocazione va da 250 a 5.000 euro; il finanziamento è coperto da somme già stanziate dal Decreto legislativo n. 150/2015.

[138] Le Regioni coinvolte sono Abruzzo, Molise, Campania, Basilicata, Sicilia, Puglia, Calabria e Sardegna. Le disposizioni normative sono le seguenti: art.1, commi 100 e seguenti della Legge n. 205/2017 e art.1-bis del Decreto legge n. 87/2018 cvt. in Legge n. 87/2018.

Il RdC opera in via completamente digitale, riducendo tempi, costi e possibilità di frodi. Nel contempo la piena interoperabilità delle banche dati a disposizione dello Stato e dei CpI consentirà l'incontro in tempo reale della domanda e dell'offerta di lavoro.

FOCUS

Riforma dei Centri per l'Impiego e delle politiche attive del lavoro

Nell'ambito del RdC un ruolo fondamentale è svolto dal potenziamento dei CpI e delle politiche attive del lavoro. Nel nuovo assetto normativo la doppia piattaforma denominata Sistema Informativo del Reddito di Cittadinanza[139] costituisce il nuovo portale per la registrazione dei posti vacanti da parte delle imprese. La registrazione sarà favorita dalla possibilità di poter accedere ad uno sgravio contributivo pari alla differenza tra le 18 mensilità previste e quelle già godute dal beneficiario nel caso di un'assunzione a tempo indeterminato di quest'ultimo.

L'offerta di lavoro aumenterà per via dell'obbligo del beneficiario del RdC maggiorenne, non occupato e non impegnato nella frequenza di corsi di studio a sottoscrivere la dichiarazione di immediata disponibilità (DID) e aderire al Patto per il Lavoro o al Patto per l'Inclusione Sociale. Inoltre, i beneficiari sono tenuti ai seguenti obblighi:

- collaborare con l'operatore addetto alla redazione del bilancio delle competenze, ai fini della definizione del Patto per il Lavoro;
- registrarsi sull'apposita piattaforma digitale e consultarla quotidianamente;
- svolgere ricerca attiva del lavoro secondo le modalità definite nel Patto per il Lavoro;
- accettare di essere avviato ai corsi di formazione o riqualificazione professionale, ovvero progetti per favorire l'auto-imprenditorialità;
- sostenere i colloqui psicoattitudinali e le eventuali prove di selezione finalizzate all'assunzione;
- accettare almeno una di tre offerte di lavoro congrue e, nel caso di rinnovo, la prima offerta utile di lavoro congrua.

La maggior domanda di servizi da parte dei lavoratori e delle imprese sarà fronteggiata grazie al rafforzamento dei CpI, che include l'assunzione di 4.000 unità di personale da parte delle Regioni[140]. Inoltre, nell'ambito del Piano triennale straordinario di potenziamento dei CpI e delle politiche attive del lavoro, sono stati stanziati 340 milioni nell'arco del triennio 2019-2021, di cui 270 milioni per l'assunzione di ulteriori professionalità, ovvero i cd '*navigator*'[141]. Tali interventi si aggiungono, peraltro, al 'Piano di rafforzamento dei servizi e delle politiche attive del lavoro' adottato nella Conferenza Unificata Stato-Regioni del 21 Dicembre 2017, con l'assunzione di 3.000 unità nel 2020, 4.600 nel 2021.

Gli interventi di potenziamento dei servizi per l'impiego prevedono anche il coinvolgimento dei soggetti privati accreditati a livello regionale e nazionale[142]. Tali soggetti al momento ammontano a 1.098 operatori con 5.318 sedi operanti su tutto il territorio nazionale. I soggetti accreditati possono ottenere il 50 per cento dello sgravio contributivo in caso di assunzione a tempo indeterminato ottenuta con la loro intermediazione.

I beneficiari del RdC che accederanno ai CpI saranno oggetto di una dettagliata procedura di profilazione quantitativa, secondo una metodologia messa a punto dall'ANPAL nell'ambito del programma 'Garanzia Giovani'. Inoltre, l'ANPAL ha definito, in accordo con le Regioni, le 'Linee guida per la profilazione qualitativa'[143]; un sistema di profilazione qualitativa è in via di definizione ed è stato sperimentato su un campione di CpI attraverso l'utilizzo del sistema

[139] Ex art. 6, Decreto legge n. 4/2019. Una piattaforma, gestita dall'ANPAL, coordina i CpI. L'altra è gestita dal MLPS e coordina i Comuni.
[140] Ex art. 1, co. 258, Legge n. 148/2018.
[141] Ex art. 12, co. 3, Decreto legge n. 4/2019.
[142] Ex art. 12, Decreto legislativo n. 150/2015.
[143] Ex Deliberazione n. 19/2018.

'PIAAC *on line*'. Questo consentirà di definire in maniera standardizzata alcuni profili di competenze possedute dai *jobseeker*.

L'ANPAL, sta elaborando, in collaborazione con le Regioni, il *set* di indicatori '*KPI Indicators*', che confluiscono nel Sistema Informativo Centrale (SIU). Si tratta, in particolare di indicatori relativi a: *i*) completezza e tempestività delle informazioni trasmesse dai sistemi regionali al sistema centrale; *ii*) numero di utenti registrati distinti per varie tipologie di *target*; *iii*) numero di patti di servizio e tipologia di politica attiva; transizioni dei presi in carico nello stato di occupazione dopo partecipazione a politica attiva; *iv*) numero di *vacancy* e soddisfazione dell'utenza. I dati verranno resi pubblici su una *dashboard*, seguendo il modello suggerito dal PES-network[144], in modo da consentire un confronto trasparente e condiviso delle informazioni sulle *performance* regionali ed innescare un meccanismo virtuoso di miglioramento continuo delle prestazioni.

Nell'ambito del RdC, si prevede una forte integrazione tra il sistema dei Cpl e i servizi di contrasto alla povertà dei Comuni, attraverso la sottoscrizione del Patto per il Lavoro e del Patto per l'Inclusione Sociale. A questo fine, verrà istituito presso il Ministero del Lavoro e delle Politiche Sociali il 'Sistema Informativo Unitario dei Servizi Sociali' (SIUSS) per il coordinamento delle municipalità e per la condivisione delle informazioni sia tra le amministrazioni centrali e i servizi territoriali sia, nell'ambito dei servizi territoriali, tra i Cpl e i servizi sociali[145].

Di particolare importanza per il successo delle politiche attive del lavoro è anche la certificazione delle competenze professionali. Al riguardo, nel 2018 si sono fatti importanti progressi a livello nazionale, con l'approvazione del Decreto Interministeriale dell'8 gennaio che istituisce il Quadro Nazionale delle Qualificazioni. Inoltre, è stato avviato il processo di definizione delle 'Linee guida del Sistema Nazionale di Certificazione delle Competenze per gli enti pubblici titolari' dei servizi di individuazione e validazione e certificazione. In tal modo, si porta a compimento l'iter attuativo del Decreto Legislativo n. 13/2013, andando a definire i livelli essenziali dei servizi di individuazione, validazione e certificazione delle competenze a complemento dei LEP dei servizi per il lavoro.

Inoltre, l'ANPAL ha avviato alcune azioni rilevanti per potenziare il sistema formativo:

- rafforzamento e accompagnamento alla realizzazione dell'apprendistato di primo livello (sistema duale) e di terzo livello, compreso il progetto in collaborazione con il '*Federal Institute for Vocational Education and Training*' (BIBB) tedesco[146], di formazione dei tutor aziendali e formativi, sia le nuove linee-guida sui tirocini extracurriculari;
- sperimentazione dello strumento di *self assessment* 'PIAAC *on line*' realizzato presso i Cpl e nell'indagine Excelsior sui fabbisogni professionali condotta da UNIONCAMERE.

Il RdC sarà completato dall'introduzione del salario minimo legale, che garantirà un minimo retributivo legale sufficiente ad assicurare a sé e alla famiglia un'esistenza libera e dignitosa a norma dell'articolo 36, comma 1 della Costituzione. A questo riguardo, si deve sottolineare che al momento il principio costituzionale trova attuazione attraverso: *i*) l'applicazione in sede giurisdizionale dei minimi contrattuali dei CCNL; *ii*) l'uso del salario dei CCNL come criterio ai fini dell'ammissibilità e dell'aggiudicazione dei lavori negli appalti pubblici; *iii*) l'uso del salario dei CCNL come criterio di fissazione dei corrispettivi del lavoro nelle società cooperative.

[144] Cfr. https://ec.europa.eu/social/main.jsp?catId=1100&langId=en .
[145] Ex art. 6, Decreto legge n. 4/2019.
[146] Cfr. https://www.bibb.de/en/40.php e https://www.venetolavoro.it/fitt-english .

FOCUS

Il Salario Minimo Orario

Con la proposta di legge[147] che istituisce il salario minimo orario il Governo si pone l'obiettivo di far corrispondere ai lavoratori una retribuzione complessiva proporzionata e sufficiente alla quantità e qualità del lavoro prestato, nel rispetto di quanto previsto dall'articolo 36 della Costituzione. Si tratta di un intervento di sostegno a garanzia dell'efficacia generale dei trattamenti salariali minimi previsti già nei contratti nazionali comparativamente più rappresentativi.

In base alla proposta di legge il salario minimo non deve essere inferiore a quanto previsto dal contratto collettivo nazionale[148] in vigore per il settore e per la zona nella quale si eseguono le prestazioni di lavoro, e comunque non inferiore a 9 euro lordi l'ora.

La finalità complessiva dell'intervento è quella di offrire una protezione più efficace ai lavoratori a basso salario, conservando alle parti sociali il ruolo di autorità salariali. L'importo legale costituirà, al riguardo, un criterio per risolvere il conflitto tra diversi CCNL applicabili al caso specifico o il problema dell'assenza di un CCNL: nel primo caso prevale il CCNL stipulato dalle organizzazioni datoriali e sindacali più rappresentative vigente per la categoria; nel secondo caso si fa riferimento al contratto collettivo territoriale stipulato dalle organizzazioni comparativamente più rappresentative o, nell'eventualità di una sua mancanza, al minimo di 9 euro l'ora.

Il salario minimo estende la tutela della retribuzione anche a lavoratori oggi non coperti dai CCNL, applicandosi anche ai collaboratori con l'eccezione delle prestazioni intellettuali, delle attività effettuate dai membri di organi di amministrazione e controllo delle società e dai partecipanti a collegi e commissioni, oltre che delle collaborazioni istituzionali.

La riforma del sistema pensionistico prevede, per chi matura i requisiti nel triennio 2019-2021, un nuovo canale di accesso al pensionamento anticipato in presenza dei requisiti congiunti, anagrafico e contributivo, di 62 anni di età e di 38 anni di contributi e la disapplicazione per il periodo 2019-2026 dell'adeguamento agli incrementi della speranza di vita del requisito contributivo per l'accesso al pensionamento anticipato indipendentemente dall'età anagrafica (si veda *focus* seguente).

FOCUS

Il trattamento di pensione anticipata 'Quota 100'

Il Decreto legge n. 4/2019 istituisce il trattamento di pensione anticipata 'Quota 100' Tale diritto viene introdotto, in via sperimentale, per il triennio 2019-2021, in presenza di un'età anagrafica di almeno 62 anni e un'anzianità contributiva minima di 38 anni. Sono ammessi i lavoratori dipendenti, pubblici o privati, e gli autonomi iscritti a forme pensionistiche obbligatorie gestite dall'INPS.

L'accesso al trattamento pensionistico mediante questo canale di uscita sarà consentito a coloro che maturano i requisiti entro il 2021. La decorrenza della pensione potrà avvenire anche negli anni successivi al 2021.

La pensione assicurata dallo schema 'Quota 100' non è cumulabile, fino al compimento dell'età anagrafica della pensione di vecchiaia, con i redditi da lavoro dipendente o autonomo, a eccezione di quelli derivanti da lavoro autonomo occasionale nel limite di 5.000 euro lordi annui.

Per l'accesso alle prestazioni con 'Quota 100', sono previste diverse finestre rispetto alla data di maturazione del requisito[149].

[147] Cfr. AS 658 attualmente in discussione al Senato e non ancora approdato all'Assemblea in prima lettura. Altri disegni di legge di contenuto simile sono stati presentati sia al Senato, sia alla Camera.

[148] Stipulato dalle associazioni dei datori e dei prestatori di lavoro più rappresentative sul piano nazionale.

[149] I lavoratori del comparto privato possono andare in pensione 3 mesi dopo il raggiungimento dei requisiti, con prima decorrenza utile 1° aprile 2019. Per i lavoratori del settore pubblico la finestra è 6 mesi dopo, con prima

Oltre alla pensione anticipata 'Quota 100' il Decreto legge prevede altri interventi in materia pensionistica:

- la riduzione dell'anzianità contributiva per l'accesso al pensionamento anticipato indipendente dall'età anagrafica, che a decorrere dal primo gennaio 2019 e fino a tutto il 2026 sarà pari a 42 anni e 10 mesi per gli uomini e 41 anni e 10 mesi per le donne, per effetto della prevista disapplicazione dell'adeguamento di tali requisiti. È comunque previsto, dal 2019, un posticipo della prima decorrenza utile dei trattamenti pensionistici a partire dalla data di maturazione dei requisiti pari a tre mesi;
- il diritto al trattamento pensionistico anticipato (c.d. 'Opzione donna') per le lavoratrici che maturino entro il 31 dicembre 2018 alcuni requisiti (58 anni per le dipendenti e 59 anni per le lavoratrici autonome e 35 anni di età contributiva), con calcolo dell'assegno con il sistema contributivo[150];
- il blocco fino al 2026 dell'adeguamento alla speranza di vita per la pensione anticipata dei lavoratori precoci che usufruiscono del requisito agevolato di 41 anni di contributi a partire dal 2019. È comunque previsto, dal 2019, un posticipo della prima decorrenza utile dei trattamenti pensionistici a partire dalla data di maturazione dei requisiti pari a tre mesi.

Lo stesso Decreto legge prevede anche la proroga fino a tutto il 2019 della prestazione assistenziale denominata APE sociale e un meccanismo di correzione della spesa connessa con un monitoraggio (mensile per il 2019 e trimestrale per gli anni seguenti) da parte dell'INPS del numero di domande e degli oneri prospettici ai fini della garanzia dei saldi programmati di finanza pubblica.

Il RdC e 'Quota 100' seguono ad altri importanti interventi nel mercato del lavoro, in particolare quelli operati con il Decreto Dignità[151] approvato ad agosto 2018, con il quale si punta a scoraggiare l'utilizzo di talune tipologie contrattuali per ridurre la crescente precarizzazione.

Il decreto affronta anche il tema delle delocalizzazioni, assicurando che le aziende destinatarie di incentivi e aiuti statali restituiscano quanto ricevuto a titolo di fondi e trasferimenti pubblici in caso di trasferimento degli stabilimenti in altri Paesi. I dati recenti sul mercato del lavoro sembrano offrire indicazioni confortanti sull'efficacia del provvedimento.

decorrenza utile 1° agosto 2019, con eccezione del comparto scuola, per il quale continuano a valere specifiche disposizioni. Sono fatte salve le norme vigenti che prevedono requisiti più favorevoli per l'accesso alla pensione rispetto a quelli previsti dal Decreto legge n. 4/2019. Sono, inoltre, esclusi dal nuovo istituto il personale militare delle Forze Armate, il personale della Polizia, Polizia Penitenziaria e Guardia di Finanza e il personale operativo del Corpo Nazionale dei Vigili del Fuoco.

[150] La norma prevede il posticipo della prima decorrenza utile dei trattamenti pensionistici di 12 mesi dalla maturazione dei requisiti per le lavoratrici dipendenti e di 18 mesi per le lavoratrici autonome.

[151] Decreto legge n. 87/2018.

FOCUS

Tendenze recenti dell'occupazione alla luce del Decreto legge n. 87/2018 (Decreto Dignità)

A giugno 2018 è stato emanato il Decreto legge n. 87/2018 (*Decreto Dignità*) al fine di: *a*) stabilizzare i lavoratori e contrastare la precarietà, *b*) salvaguardare i livelli occupazionali e *c*) potenziare i CpI. Esso è stato convertito con modificazioni dalla Legge n. 96 del 9 agosto 2018.

In base ai primi risultati pubblicati dall'ISTAT, a gennaio 2019 la stima degli occupati è in lieve crescita rispetto a dicembre (+0,1 per cento, pari a +21 mila unità), con un andamento determinato da un aumento consistente dei dipendenti permanenti (+56 mila), mentre si osserva un calo dei dipendenti a termine (-16 mila) e degli indipendenti (-19 mila). La crescita coinvolge esclusivamente gli uomini (+27 mila) mentre risultano in lieve calo le donne (-6 mila).

A gennaio 2019, la stima delle persone in cerca di occupazione ha registrato un aumento dello 0,6 per cento (+15 mila), concentrato quasi esclusivamente sugli uomini e le persone oltre i 35 anni. Il tasso di disoccupazione è rimasto stabile rispetto al 10,5 per cento.

La stima degli inattivi tra i 15 e i 64 anni a gennaio è in lieve calo (-0,2 per cento, pari a -22 mila unità). La diminuzione coinvolge solo gli uomini (-33 mila) e si concentra tra i 25-49enni (-48 mila). Il tasso di inattività è rimasto, comunque, stabile al 34,3 per cento per il terzo mese consecutivo.

Nel trimestre novembre 2018-gennaio 2019, l'occupazione ha registrato un lieve calo rispetto ai tre mesi precedenti (-0,1 per cento, pari a -19 mila unità). La flessione riguarda gli uomini e le persone tra i 15 e i 49 anni dipendenti a termine e indipendenti, mentre si registra un segnale positivo per i dipendenti permanenti. Nel trimestre è emerso anche un aumento delle persone in cerca di occupazione (+1,3 per cento, pari a +35 mila) mentre diminuiscono gli inattivi (-0,4 per cento, -53 mila).

Per contrastare il precariato si procederà anche all'estensione dell'equo compenso[152] e della normativa in vigore sul lavoro accessorio, al fine di regolamentare questo tipo di rapporto di lavoro (come baby-sitter e il lavoro agricolo stagionale non inquadrabile in nessun contratto di lavoro) e tutelare la dignità del lavoratore.

Si sta operando sul fronte degli incentivi alla genitorialità, con una valutazione degli strumenti in vigore ed una rivisitazione di quelli non pienamente efficaci. In particolare, verrà favorita la costituzione di una rete di centri dedicati (per esempio, asili nido e centri estivi) ed introdotta una politica fiscale che favorisca le famiglie con figli.

Infine, un'azione riguarderà anche il miglioramento della sicurezza sui luoghi di lavoro, rispetto alla quale il Governo opererà per modificare il Testo Unico sulla Sicurezza, prevedendo adempimenti semplificati per le PMI ed aumentando le risorse da destinare al personale addetto ai controlli e alla verifica della corretta applicazione delle normative in materia. La Legge di Bilancio per il 2019[153] ha previsto misure per il contrasto del fenomeno del lavoro sommerso e irregolare e la tutela della salute e della sicurezza nei luoghi di lavoro, attraverso: *i)* l'assunzione di 930 unità di personale nel triennio 2019-2021 da parte dell'Ispettorato Nazionale per il Lavoro con un costo complessivo di 4,6 milioni; *ii)* l'aumento del 10 e 20 per cento (con un raddoppio in caso di recidiva) delle sanzioni per le violazioni più gravi della legislazione sul lavoro e sociale.

[152] Introdotto con l'art. 19-quaterdecies del Decreto legge n. 148/2017 (Decreto fiscale).
[153] Cfr. art. 1, co. 445, Legge n. 145/2018 (Legge di Bilancio per il 2019).

Istruzione e ricerca

Nel settore scolastico è necessario procedere alla redazione di un Testo Unico che sistematizzi in maniera organica le molte norme che riguardano la scuola e consenta un'opera di semplificazione legislativa complessiva. Tale riordino della legislazione andrà di pari passo con un piano strategico di interventi diretti a migliorare la qualità e l'efficacia del sistema di istruzione.

Con il disegno di legge sulle semplificazioni, approvato dal Governo a febbraio 2019, è prevista una delega nel settore dell'istruzione finalizzata a razionalizzare enti, agenzie, organismi e a modificare la disciplina degli organi collegiali territoriali della scuola, per eliminare sovrapposizioni di funzioni e definire chiaramente compiti e responsabilità (si veda *focus* sulle misure in materia di semplificazioni).

Il Governo proseguirà gli sforzi diretti a limitare l'abbandono scolastico, mediante misure mirate all'incremento e all'arricchimento dell'offerta formativa. Saranno utilizzati nuovi strumenti per l'aggiornamento continuo e la valorizzazione professionale del corpo docente. Per questi ultimi una misura essenziale riguarda le modalità di accesso alla professione di docente anche al fine di affrontare il problema dei trasferimenti, che attualmente limita un'adeguata continuità didattica. La Legge di Bilancio per il 2019 ha rivisto le norme per il reclutamento dei docenti di tutti gli ordini e i gradi della scuola, rendendo più snella e agevole la procedura concorsuale con l'obiettivo di accelerare l'ingresso nel mondo del lavoro. Al concorso per l'accesso all'insegnamento potranno partecipare i laureati che hanno sostenuto, all'università, esami di didattica e pedagogia per almeno 24 crediti. I vincitori entreranno subito nel ruolo. I concorsi saranno banditi con regolarità, nelle Regioni e per le discipline dove ci saranno posti vacanti. I vincitori del concorso avranno la garanzia del posto nella Regione scelta, con un vincolo di permanenza di cinque anni introdotto a tutela dell'interesse degli alunni alla continuità didattica.

Viene inoltre abrogata la chiamata diretta per i docenti di tutti gli ordini e gradi di istruzione: gli insegnanti saranno sempre titolari su una scuola, alla quale saranno assegnati in base a criteri oggettivi e trasparenti.

Con il decreto in materia di sostegno e semplificazioni per le imprese e la PA (Decreto legge n. 135/2018), è stata fissata l'immissione in ruolo entro settembre 2019 dei candidati ammessi al corso-concorso per dirigenti scolastici.

Sono state introdotte alcune modifiche alla precedente legge di riforma della scuola[154], in particolare, al nuovo esame di Stato al termine del secondo ciclo di istruzione[155]. In base al decreto recentemente approvato[156] è stato differito di un anno l'obbligo, ai fini dell'ammissione all'Esame di Stato, dello svolgimento della prova nazionale Invalsi; con lo stesso decreto è stata differita di un anno l'obbligatorietà - ai fini dell'ammissione all'esame di Stato - dello svolgimento del monte ore di alternanza scuola-lavoro previsto.

Per quanto concerne l'**alternanza scuola-lavoro** - il cui nome è stato modificato in 'Percorsi per le competenze trasversali' dalla Legge di Bilancio per il 2019 - essa sarà rivista nelle sue Linee guida. La stessa legge prevede la riduzione dell'orario minimo obbligatorio: 90 ore nei Licei (ora sono 200), 150 nei Tecnici e

[154] Legge n. 107/2015 c.d. La Buona Scuola.
[155] Come definito dal Decreto legislativo 13 aprile 2017 n. 62.
[156] Decreto legge 25 luglio 2018, n. 91, cvt. in Legge 21 settembre 2018, n. 108.

210 nei Professionali (attualmente 400), al fine di privilegiare percorsi di formazione di maggiore qualità. Gli istituti potranno comunque aumentare l'orario, in coerenza con i loro obiettivi formativi.

Tale modifiche tengono conto del fatto che le opportunità di collocamento professionale, nonché la connessa capacità di assumere un ruolo attivo nel lavoro e nel proprio contesto sociale, dipende non solo da competenze strettamente tecniche ma, in ugual misura, dall'acquisizione di abilità e competenze trasversali (*soft skills* o *character skill*). In quest'ottica si è quindi ritenuta necessaria una ridefinizione dei documenti tecnici di accompagnamento all'attuazione delle attività di alternanza scuola-lavoro seguendo il principio della valorizzazione delle competenze trasversali.

Ai fini dell'**ampliamento dell'offerta formativa** saranno intraprese misure per assicurare il reclutamento dei docenti con titoli idonei all'insegnamento della lingua inglese, della musica e dell'educazione motoria nella scuola primaria anche utilizzando, nell'ambito delle risorse di organico disponibili, docenti abilitati all'insegnamento per la scuola primaria in possesso di competenze certificate. Saranno dunque oggetto di valutazione nuove classi di concorso e i requisiti per accedere all'insegnamento di dette discipline nella scuola primaria.

Importanti risorse sono state stanziate con un decreto di novembre 2018[157] per l'ampliamento dell'offerta formativa: 16,7 milioni destinati, oltre che a migliorare l'offerta formativa - con il coinvolgimento dei territori - anche allo sport[158] e alle emergenze educative. In particolare 6 milioni serviranno a garantire il diritto allo studio e il miglioramento dell'offerta nelle aree del Paese caratterizzate da un maggior disagio economico e sociale e in quelle colpite da gravi fenomeni naturali o eventi eccezionali. Le risorse serviranno, ad esempio, per sostenere le scuole colpite dagli eventi sismici del 2016 e del 2017, nonché dal crollo del viadotto Polcevera di Genova. Altri 2 milioni vengono destinati a ripristinare le dotazioni laboratoriali delle scuole in caso di danni derivati da eventi imprevisti o atti vandalici.

Altre azioni riguardano il **sistema integrato di educazione ed istruzione.** La precocità d'ingresso nel sistema di istruzione è riconosciuta come misura capace di accrescere il successo formativo nel corso della vita: in tal senso per garantire il successo formativo di ciascuno studente si presterà maggiore attenzione alle esigenze della fascia 0-3 anni.

Va quindi integrata l'attuale normativa[159] prestando maggiore considerazione alle esigenze di educazione prescolare, in particolare nelle Regioni che ad oggi presentano un accesso ai servizi educativi per l'infanzia inferiore alla media nazionale. In questo senso si conferma il valore delle 'sezioni primavera', mentre occorre introdurre, nell'ambito delle risorse a legislazione vigente, una misura di perequazione che incrementi il Fondo nazionale relativo al sistema integrato.

La **lotta alla dispersione scolastica**, obiettivo fondamentale del Paese nel quadro europeo, passa anche per un incremento delle opportunità formative sul territorio. In questo senso sono state avviate, per il tramite dei Fondi Europei, una serie di misure per il potenziamento delle competenze di base e per la lotta alla dispersione anche attraverso offerte formative in spazi e tempi ulteriori rispetto

[157] Decreto ministeriale n. 721 del 14 novembre 2018.

[158] Campionati sportivi studenteschi, avviamento della pratica sportiva nella scuola primaria, sperimentazione didattica in favore degli studenti-atleti per consentire loro di coniugare studio e sport.

[159] Decreto legislativo 13 aprile 2017, n. 65.

alle ordinarie attività didattiche. A tal fine la Legge di Bilancio per il 2019 ha incrementato il **tempo pieno** e prolungato, prevedendo 2.000 posti aggiuntivi nella Scuola primaria.

Con particolare riguardo agli strumenti per una **educazione inclusiva** e di qualità per tutti, sono allo studio diverse misure per garantire le prestazioni e i servizi necessari per raggiungere la piena inclusione scolastica e assicurare il diritto allo studio agli studenti diversamente abili o con bisogni educativi speciali.

In funzione di questo sarà anche rafforzata la formazione iniziale dei docenti di sostegno, definendo degli indicatori per misurare la qualità dei processi di inclusione in ogni scuola anche al fine di ottimizzare le risorse e ridurre le disparità regionali, nell'ottica dell'armonizzazione del servizio su tutto il territorio nazionale.

Per l'inclusione degli alunni con disabilità è stato costituito un gruppo di lavoro specifico per l'implementazione delle misure attuative previste nella normativa in vigore[160]. Tale approccio è finalizzato a consentire la piena integrazione delle alunne e degli alunni con disabilità, sulla base dei propri bisogni individuali e nell'ottica dell'autonomia, della partecipazione sociale e del miglioramento delle *performance*.

Nel corso del 2018 è stata data attuazione al **Piano Nazionale Scuola Digitale** secondo le tempistiche programmate. Uno stimolo importante alla realizzazione del Piano verrà dal pacchetto di misure approvate con il Decreto ministeriale n. 721/2018. Esso prevede interventi per 35 milioni, destinati a: *i*) finanziare la progettazione e la creazione di ambienti di apprendimento capaci di integrare nella didattica l'utilizzo di tecnologie all'avanguardia (22 milioni per le scuole statali di ogni ordine e grado); *ii*) le scuole delle aree a rischio (oltre 2 milioni); *iii*) potenziare la formazione dei docenti e le competenze degli studenti sulle metodologie didattiche legate al Piano Scuola Digitale (7,5 milioni); *iv*) Premio nazionale scuola digitale (1,5 milioni); *v*) promuovere l'innovazione didattica e digitale sul territorio (1,7 milioni). L'obiettivo è di rilanciare il Piano Nazionale per la Scuola Digitale, migliorandolo e mettendo le scuole nelle condizioni di governare il cambiamento valorizzando il contributo delle nuove tecnologie.

A seguito della firma del decreto è stato pubblicato un avviso da 22 milioni destinato alle scuole statali per finanziare la progettazione e creazione di ambienti di apprendimento capaci di integrare nella didattica l'utilizzo di tecnologie all'avanguardia. Per valutare l'attuazione del Piano sarà costituito, inoltre, un Comitato scientifico di esperti per monitorarne l'andamento e proporre aggiustamenti alla strategia generale o a singole azioni.

A gennaio 2019 sono state individuate le 60 scuole situate in aree a rischio alle quali saranno destinati 2 milioni per la creazione di ambienti digitali di apprendimento[161]. Tale misura contribuirà a contrastare la dispersione scolastica grazie al fatto che le scuole beneficiarie sono state individuate tra quelle con i più alti indici di disagio negli apprendimenti, di status socio-economico familiare, di deprivazione territoriale e di abbandono scolastico.

[160] Decreto legislativo n. 13 aprile 2017, n. 66.

[161] Ciascuna scuola riceverà 35.000 euro per la realizzazione di laboratori e 30.000 euro per la formazione del personale scolastico alla didattica innovativa. Saranno 57.000 gli alunni coinvolti e 6.500 i docenti che beneficeranno della formazione. A livello territoriale, 21 istituti si trovano al Nord (13 in Lombardia, 6 in Piemonte, 2 in Liguria), 8 al Centro (tutti nel Lazio) e 31 al Sud (10 in Campania, 9 in Sicilia, 7 in Puglia, 4 in Calabria e 1 in Basilicata).

La Legge di Bilancio per il 2019 ha istituito delle *équipe* formative territoriali, una *task force* di 120 docenti, distribuiti su tutto il territorio nazionale, che si occuperanno di coadiuvare le scuole nell'innovazione metodologica e didattica, con particolare riguardo alle nuove tecnologie. I 120 docenti saranno distaccati e presteranno servizio presso scuole polo dedicate. Il loro compito sarà quello di promuovere, presso le scuole del territorio di riferimento, la cultura dell'innovazione didattica e metodologica.

Tra le misure per la **sicurezza degli edifici scolastici**, il MIUR, in collaborazione con l'Agenzia Spaziale Italiana e il Consiglio Nazionale delle Ricerche, ha avviato una mappatura satellitare degli edifici scolastici per poter verificare eventuali spostamenti degli stessi al fine di avviare tempestivamente i controlli. Sul portale del Ministero sono attualmente disponibili in chiaro tutti i dati presenti nell'anagrafe dell'edilizia scolastica.

A ottobre 2018 sono stati messi a disposizione degli enti locali 36 milioni destinati alla progettazione di scuole innovative (9 milioni all'anno, per il prossimo triennio), poli per l'infanzia e sicurezza degli edifici.

Infine, è stato siglato il provvedimento di ripartizione dei fondi che consente di erogare complessivamente circa 23 milioni per l'ampliamento dei percorsi formativi degli **Istituti Tecnici Superiori** (ITS) per l'anno 2018/2019. Gli ITS sono una realtà su cui il Governo intende puntare in maniera decisa, avendo dimostrato chiaramente la loro efficacia nell'assicurare uno sbocco lavorativo ai propri diplomati. Verranno incentivati nuovi percorsi di Istruzione Tecnica Superiore in sinergia con le scuole superiori tecniche e professionali, il mondo del lavoro, le imprese, le micro realtà locali, le università, le filiere produttive. La creazione di nuovi ITS sul territorio nazionale permetterà un raccordo mirato al mondo del lavoro e darà nuovo impulso alla ricerca.

Nel **settore universitario** sono allo studio misure per agevolare l'accesso alla *no tax area* al fine di ampliare la platea di studenti beneficiari dell'esenzione dal pagamento delle tasse universitarie e consentire a un numero sempre maggiore di studenti di accedere alla formazione universitaria e all'Alta formazione artistica musicale e coreutica. È prevista, inoltre, la stabilizzazione da parte delle Regioni del Fondo integrativo statale per la concessione di borse di studio per gli studenti meritevoli ma privi di mezzi e la semplificazione delle procedure amministrative necessarie all'erogazione delle borse di studio. Si procederà, infine, alla revisione del sistema di accesso ai corsi a numero programmato, attraverso l'adozione di un modello che assicuri procedure idonee a orientare gli studenti verso le loro effettive attitudini.

La Legge di Bilancio per il 2019 ha messo a disposizione risorse per l'assunzione di circa 1.500 nuovi ricercatori di tipo b. Si tratta di una misura per i giovani, che potranno inserirsi in un percorso che li vedrà impegnati in attività di ricerca e di insegnamento, col passaggio, dopo tre anni, al ruolo di professore associato. Previste anche assunzioni ulteriori, sia di ricercatori che di docenti. Per i ricercatori confermati a tempo indeterminato si prevede il passaggio nei ruoli di professore associato. Si prevede anche un incremento di 100 milioni all'anno, a partire dal 2020, per il Fondo di finanziamento ordinario delle Università. Un primo incremento di 40 milioni è previsto già per il 2019.

Il Governo punta sul rafforzamento delle attività di ricerca, come leva per rilanciare l'economia agendo sia sui rispettivi fondi di finanziamento, sia per la ridefinizione dei criteri di finanziamento. Al riguardo sono in fase di avvio i lavori per l'aggiornamento del **Programma Nazionale per la Ricerca 2015-2020**, che

affronti in maniera unitaria le diverse problematiche che caratterizzano il settore dell'alta formazione e della ricerca e che rafforzi gli investimenti pubblici e al contempo incentivi la partecipazione delle PMI anche attraverso un'azione di stimolo del tessuto imprenditoriale. Mediante il PNR 2015-2020 vigente il Governo ha garantito la piena attuazione alle azioni di recente avvio sulla Strategia Nazionale di Specializzazione Intelligente (SNSI) e sul rafforzamento delle Infrastrutture di Ricerca già individuate dal Piano Nazionale per le Infrastrutture di Ricerca (PNIR) affinché possano configurarsi come attrattori delle attività di ricerca nazionali e internazionali.

Le risorse potranno derivare dalla collaborazione diffusa tra enti e mondo delle imprese, anche incentivando l'utilizzo dello strumento del partenariato pubblico - privato. Si introdurranno anche delle semplificazioni nei processi di acquisto di beni e servizi nel mondo della ricerca. Ulteriori risorse sono attese da finanziamenti europei, ed in particolare dalla partecipazione alle azioni del Programma Quadro 2014-2020 in materia di ricerca e innovazione *Horizon 2020*.

Saranno intraprese misure per migliorare la crescita professionale dei ricercatori, incentivando sia il sistema di reclutamento (con un piano straordinario di assunzioni) sia le progressioni di carriera degli accademici e dei ricercatori degli enti di ricerca. Sono inoltre allo studio proposte per creare le condizioni affinché i giovani talenti possano rientrare in Italia e disporre di infrastrutture fisiche e tecnologiche adeguate e finanziate in maniera costante, nelle quali poter continuare a sviluppare l'attività scientifica.

Il Governo proseguirà gli sforzi diretti a sostenere un'ampia e qualificata partecipazione del nostro sistema della ricerca e dell'innovazione alle iniziative finanziate, o cofinanziate, dalla Commissione Europea e massimizzare i benefici del ritorno finanziario. Particolare attenzione è rivolta verso le infrastrutture e le iniziative di ricerca di grande rilievo ed impatto per la società, come l'infrastruttura europea per il calcolo ad alte prestazioni, al fine di consolidare l'impegno organizzativo e politico profuso finora, valorizzare gli investimenti già effettuati e accedere agli stanziamenti previsti dalla UE.

Contemporaneamente, il Governo si impegnerà nella fase di negoziazione del prossimo Programma Quadro 2021-2027 per la ricerca e l'innovazione, *Horizon Europe*, con l'obiettivo di giungere ad un accordo sui contenuti che possa riconoscere, tra gli obiettivi politici a strategici, anche le principali priorità nazionali e possa garantire una partecipazione ampia ed efficace attraverso un regolamento più snello e aderente agli interessi nazionali.

Per garantire l'innovazione nella didattica - e in particolare quella digitale - saranno poste in essere una serie di misure utili a qualificare l'offerta formativa *on line* e telematica delle università.

Infine nel settore dell'**Alta Formazione Artistica e Musicale (AFAM)** si procederà al completamento del processo di riforma del sistema di reclutamento, si valuterà un possibile piano di riassetto complessivo del sistema e di riordino dell'offerta formativa, definendo i criteri per l'attivazione dei corsi di specializzazione e di formazione.

Un passo avanti importante in questo senso si è compiuto a febbraio con la firma di due decreti[162] interministeriali MIUR-MEF riguardanti le procedure di

[162] Si tratta di due dei tre decreti attuativi previsti dal Decreto legge n. 50/2017, che all'art.22 bis prevedeva la statizzazione e razionalizzazione delle istituzioni dell'alta formazione artistica, musicale e coreutica non statali.

statizzazione delle istituzioni dell'alta formazione artistica, musicale e coreutica non statali e i criteri di ripartizione delle risorse dedicate. Nelle more del completamento di tale processo, a ottobre 2018, erano stati ripartiti 9 milioni per il finanziamento degli Istituti superiori musicali non statali (7 milioni) e delle Accademie storiche non statali di belle arti (2 milioni)[163].

Sanità

Numerose sono le sfide che il settore sanitario si troverà ad affrontare nei prossimi anni. Tra queste: *i)* gestire l'invecchiamento della popolazione e della forza lavoro in un contesto di decrescita demografica; *ii*) garantire l'erogazione dei Livelli Essenziali di Assistenza (LEA) in modo uniforme su tutto il territorio nazionale; *iii)* governare l'evoluzione della domanda in condizioni complesse e con più patologie; *iv)* realizzare una migliore integrazione tra i sistemi sanitari, di assistenza sociale e di sostegno; *v)* aumentare la promozione e la prevenzione della salute; *vi)* prepararsi ai cambiamenti derivanti dal progresso scientifico e dalla innovazione tecnologica.

In questo contesto, le principali azioni da intraprendere in tema sanitario riguardano: il personale; il miglioramento della *governance* della spesa sanitaria; la promozione dell'innovazione e della ricerca; il monitoraggio e l'aggiornamento dei LEA; gli investimenti nell'edilizia sanitaria e l'ammodernamento tecnologico delle attrezzature.

Le **politiche per il personale** saranno orientate alla corretta individuazione dei relativi fabbisogni[164], con l'obiettivo imprescindibile di aggiornare i parametri di riferimento previsti dalla legislazione vigente[165]. In coerenza con il livello del finanziamento programmato per il SSN[166], il Decreto Crescita ha rivisto i limiti di spesa previsti dalla legislazione vigente in materia di assunzioni di personale del SSN. Tali disposizioni rispondono alla necessità di non pregiudicare l'erogazione dei livelli essenziali di assistenza e sono finalizzate anche a superare la carenza di personale nel SSN, determinatasi negli anni a seguito del blocco del *turnover*. Saranno inoltre completati i processi di assunzione e stabilizzazione del personale; in tale contesto va evidenziato l' aumento delle borse di studio a favore della formazione dei giovani medici nell'ambito della medicina generale e delle specializzazioni disposto con la Legge di Bilancio per il 2019. È inoltre intenzione del Governo proporre una modifica della normativa in materia di dirigenza sanitaria[167]. Con il Decreto legge Semplificazione, in relazione alla carenza dei medici di medicina generale, è stato consentito, fino al 31 dicembre 2021, ai laureati in medicina e chirurgia abilitati all'esercizio professionale, di partecipare all'assegnazione degli incarichi convenzionali[168] e, quindi, l'inserimento nelle graduatorie regionali. Inoltre il Governo intende rivedere le norme introdotte dal

[163] Il finanziamento statale complessivamente assegnato fino ad ora è di 17,7 milioni per i 18 Istituti superiori musicali non statali; 4 milioni per le 5 Accademie di belle arti non statali 'storiche'.

[164] Art. 4 D.Lgs n. 75 del 2017.

[165] Art.1 co. 71,72 e 73, Legge n. 191/2009.

[166] Stabilito dall'art. 1, co. 514, della Legge di Bilancio per il 2019 e con quanto disposto dal co. 516, lett. c) del medesimo art. 1 che ha previsto che l'aggiornamento del parametro di riferimento relativo al costo del personale debba essere una delle misure di programmazione da definirsi in sede di sottoscrizione del Patto della Salute 2019-2021.

[167] Decreto legislativo n. 171/2016.

[168] L'assegnazione è, in ogni caso, subordinata rispetto a quella dei medici in possesso del relativo diploma e agli altri medici aventi, a qualsiasi titolo, diritto all'inserimento nella graduatoria regionale.

predetto decreto, integrandole per poter giungere ad una revisione del sistema di formazione di medicina generale e realizzare una riforma delle specializzazioni mediche.

Rispetto alla *governance* della spesa sanitaria, il Tavolo tecnico di lavoro sui farmaci e i dispositivi medici[169] ha elaborato due distinti documenti di programmazione. In particolare, rispetto alla farmaceutica, il documento licenziato dal Tavolo ha preso in esame alcune questioni estremamente rilevanti, e ha elaborato proposte concrete di miglioramento e semplificazione del sistema, per garantire la trasparenza, il risparmio di spesa e la tutela dei cittadini. La Legge di Bilancio per il 2019, ha modificato le procedure di calcolo dello sforamento del tetto per la spesa farmaceutica relativa agli acquisti diretti e l'aggiornamento dei criteri per la determinazione dei prezzi dei farmaci. Inoltre l'AIFA ha recepito tali indicazioni attraverso il proprio piano di attività per il 2019. In materia di dispositivi medici invece, il documento redatto dal Tavolo tecnico incentra la gestione della domanda e dell'offerta sull'*Health Technology Assessment* (HTA)[170]. La Legge di Bilancio per il 2019 è intervenuta sulle norme per la determinazione dello sforamento del tetto di spesa dei dispositivi medici nonché in merito ai sistemi di sorveglianza e ai relativi registri, rendendo obbligatoria la loro tenuta. Si segnala inoltre l'avvio della sperimentazione del Registro nazionale delle protesi mammarie nonché la collaborazione tra Ministero della Salute, Istituto Superiore di Sanità e Regioni per l'implementazione del registro degli impianti protesici nonché dei dispositivi medici impiantabili.

È previsto inoltre nel 2019 l'adeguamento dei criteri per la contrattazione del prezzo dei farmaci al fine di renderli aderenti agli attuali livelli di innovazione del mercato. Infine, nell'ambito del Comitato Guida del Tavolo dei Soggetti Aggregatori[171], saranno definite specifiche direttive per l'acquisizione delle categorie merceologiche (sanitarie)[172], in modo da rendere maggiormente trasparenti e condivise le migliori esperienze.

A questo riguardo, la Legge di Bilancio per il 2019[173] ha introdotto una nuova disciplina di monitoraggio della spesa farmaceutica per acquisti diretti e del relativo *payback*. In particolare, viene previsto che il monitoraggio della spesa e il calcolo della quota di mercato di ciascun produttore vengano effettuati sulla base delle fatture elettroniche emesse nell'anno solare di riferimento accertate dall'AIFA. Il ripiano dell'eventuale disavanzo rispetto agli obiettivi sarà a carico per il 50 per cento delle aziende produttrici secondo le rispettive quote di mercato, e per l'altro 50 per cento delle Regioni in cui si è determinato lo sforamento del tetto di spesa[174].

Nell'ambito della ricerca in campo farmacologico[175] sono stati individuati i componenti del Gruppo di progetto di ricerca relativo alle nuove tecnologie CAR-T (*Chimeric Antigens Receptor Cells-T*) per la cura di alcuni tumori del sangue.

[169] Istituito con Decreto ministeriale 30 luglio 2018.
[170] Strumento che favorisce lo sviluppo e l'innovazione, salvaguardando la sostenibilità dei sistemi sanitari universalistici e qualificando i processi di cura.
[171] Istituito ai sensi del Decreto del Presidente del Consiglio dei Ministri del 14/11/2014.
[172] Di cui all'art. 9, co. 3, Decreto legge n. 66/2014.
[173] Art. 1, co. 574-583, Legge n. 145/2018.
[174] Per quanto riguarda il ripiano dello sforamento relativo agli anni dal 2013 al 2017, fino al recupero integrale delle somme previste a carico delle aziende produttrici, sia il tetto della spesa per acquisti diretti sia quello per la farmaceutica convenzionata restano parametrati al livello 2018. Per quanto riguarda lo sforamento dei tetti per l'acquisto di farmaci innovativi, il ripiano sarà a carico di ciascuna azienda in proporzione alla propria quota di mercato.
[175] Decreto ministeriale 11 marzo 2019.

In tema di digitalizzazione si segnala l'intesa in Conferenza Stato-Regioni concernente l'istituzione dell'Anagrafe Nazionale dei Vaccini nonché i provvedimenti attuativi volti all'implementazione del Fascicolo Sanitario Elettronico in tutte le Regioni. A questi si aggiungono i provvedimenti finalizzati alla realizzazione del sistema di interconnessione dei sistemi informativi del SSN che consentiranno di tracciare il percorso seguito dal paziente attraverso le strutture sanitarie e i diversi livelli assistenziali del territorio nazionale. Si estenderà anche al settore veterinario il sistema informativo per la tracciabilità dei medicinali ad uso umano.

Al fine di garantire l'erogazione dei Livelli di Assistenza[176] e consentirne la continuità nell'erogazione nell'ambito delle attività ospedaliere a rischio interruzione (in particolare a quelle inerenti l'emergenza ospedaliera e territoriale nonché della Medicina Generale), il Ministero della Salute sta predisponendo un intervento normativo in materia di fabbisogni delle risorse umane del SSN e di accesso della professione medica al SSN. A questo riguardo, la Legge di Bilancio per il 2019 prevede che venga sottoscritto il nuovo Patto per la Salute 2019-2021, da concordare con le Regioni[177] e che, in tale contesto, si terrà conto della valutazione dei fabbisogni del personale del Servizio Sanitario Nazionale (SSN) e dei riflessi sulla programmazione della formazione di base e specialistica e sulle necessità assunzionali, ivi comprendendo l'aggiornamento del parametro di riferimento relativo al personale. La Legge di Bilancio per il 2019 prevede anche l'incremento delle risorse per i contratti di formazione specialistica dei medici con maggiori finanziamenti per circa 330 milioni nel quinquennio 2019-2023.

Peraltro, il Patto prevede anche: i) la revisione del sistema di compartecipazione alla spesa sanitaria a carico degli assistiti; ii) il rispetto degli obblighi di programmazione a livello nazionale e regionale, con particolare riferimento alla cronicità e alle liste d'attesa; iii) l'implementazione di infrastrutture e modelli organizzativi finalizzati alla realizzazione del sistema di interconnessione dei sistemi informativi del SSN, tenendo conto delle infrastrutture già disponibili nell'ambito del Sistema Tessera Sanitaria e del fascicolo sanitario elettronico; iv) la promozione della ricerca in ambito sanitario; v) il miglioramento dell'efficienza e dell'appropriatezza nell'uso dei fattori produttivi e l'ordinata programmazione del ricorso agli erogatori privati accreditati secondo indicatori oggettivi e misurabili; vi) la valutazione del fabbisogno di interventi infrastrutturali di ammodernamento tecnologico.

Come noto la qualità del sistema di cura prevede, inoltre, la piena attuazione del decreto[178] che definisce gli standard qualitativi, strutturali, quantitativi relativi all'assistenza ospedaliera, oltre che l'aderenza degli enti del servizio SSN[179] al Programma Nazionale Esiti (PNE), con l'obiettivo di rendere omogenei su tutto il territorio nazionale la qualità, i volumi e gli esiti delle cure, coniugando l'efficienza economica con l'accessibilità dei servizi. Nella gestione dei LEA rientra anche il Piano Nazionale delle Cronicità, destinato ad assicurare ai quasi 24 milioni di persone che hanno una o più malattie croniche servizi adeguati ed omogenei in tutto il territorio nazionale. Inoltre, il Governo intende varare un regolamento per

[176] Monitorata dal competente Comitato permanente per la verifica dell'erogazione dei LEA nell'ambito della verifica annuale degli adempimenti cui sono tenute le Regioni per l'accesso alla quota premiale del finanziamento.

[177] Esso si pone come requisito necessario di accesso per gli anni 2020 e 2021 all'incremento del livello del finanziamento rispetto al valore stabilito per l'anno 2019.

[178] Del 2 aprile 2015 n. 70

[179] Art 1 co. 521/547 della Legge 28 dicembre 2015, n. 208.

individuare gli standard qualitativi, strutturali, tecnologici e quantitativi relativi all'assistenza territoriale.

A dicembre la Conferenza Stato - Regioni ha sancito l'Intesa sullo schema di decreto interministeriale che istituisce il nuovo sistema di garanzia per il monitoraggio dell'assistenza sanitaria. Dando esecuzione a quanto previsto nel citato decreto, sarà possibile valutare i Sistemi sanitari regionali secondo una metodologia che consentirà un'analisi molto più dettagliata rispetto all'attuale 'griglia LEA'.

A febbraio è stato approvato in Conferenza Stato-Regioni[180], il nuovo Piano Nazionale per il Governo delle Liste di Attesa 2019-2021 (PNGLA) al fine di creare un nuovo modello più efficiente e aggiornato con regole più semplici e tempi certi per le prestazioni sanitarie e incrementare il grado di efficienza e di appropriatezza di utilizzo delle risorse disponibili. Le principali caratteristiche del Piano sono: *i*) accesso informatico alle agende di prenotazione delle strutture pubbliche e private accreditate e della libera professione intramuraria, da parte dei sistemi informativi aziendali e regionali; *ii*) obbligo delle Regioni e delle Province Autonome di varare entro 60 giorni il proprio piano; *iii*) previsione dei tempi massimi di attesa di tutte le prestazioni ambulatoriali e in regime di ricovero, prevedendo, per esempio, l'utilizzo delle grandi apparecchiature di diagnostica per immagini per almeno l'80 per cento della loro capacità produttiva; *iv*) i direttori generali delle aziende sanitarie saranno valutati anche in base al superamento delle criticità legate ai lunghi tempi di attesa, che costituiscono un elemento prioritario della loro valutazione rientrante negli obiettivi di salute connessi agli adempimenti dei LEA. Peraltro, alla riduzione delle liste di attesa la Legge di Bilancio per il 2019 destina 350 milioni nel triennio 2019-2021 per l'implementazione e l'ammodernamento delle infrastrutture tecnologiche dei sistemi di prenotazione elettronica per l'accesso alle strutture sanitarie.

Per la piena attuazione del PNGLA verrà istituito l'Osservatorio Nazionale sulle Liste di Attesa il quale, oltre ad affiancare Regioni e Province Autonome nell'implementazione del Piano, provvederà a monitorare l'andamento degli interventi previsti, rilevare le criticità e fornire indicazioni per uniformare comportamenti, superare le disuguaglianze e rispondere in modo puntuale ai bisogni dei cittadini.

Una recente ricognizione effettuata dal Ministero della Salute ha rilevato un significativo fabbisogno di interventi infrastrutturali in materia di edilizia sanitaria. Questi riguardano sia l'adeguamento antisismico (solo per le zone I e II) sia l'osservanza delle norme antincendio. La Legge di Bilancio per il 2019 prevede un Fondo finalizzato al rilancio degli investimenti delle amministrazioni centrali dello Stato e allo sviluppo del Paese, nell'ambito del quale il Ministero della Salute intende destinare 900 milioni nel periodo 2019-2033, per i settori della ricerca e dell'edilizia sanitaria[181]. Inoltre risulta necessario un adeguato ammodernamento tecnologico delle attrezzature a disposizione dei servizi sanitari regionali[182]. In proposito, si evidenzia che la Legge di Bilancio per il 2019 ha incrementato di 4

[180] Entro 60 giorni le Regioni e le Province Autonome dovranno recepire l'Intesa e adottare il loro Piano Regionale di Governo delle Liste di Attesa (PRGLA).

[181] In merito all'edilizia sanitaria, a cui è destinata la parte più importante del Fondo, gli interventi riguarderanno principalmente l'adeguamento antisismico e in minor misura l'osservanza delle norme antincendio.

[182] Rilevato in seguito ad una indagine della Direzione della programmazione sanitaria del Ministero della Salute per individuare il fabbisogno per il triennio 2018-2020 riferito alle tecnologie oggetto del flusso ministeriale di cui al Decreto del 22 aprile 2014.

miliardi nel periodo 2021-2033 le risorse destinate al programma pluriennale di investimenti nel settore sanitario[183]. Presso il Ministero della Salute, si prevede l'insediamento di una 'cabina di regia' con il compito di selezionare le priorità del Paese, a partire dalle zone a maggiore rischio sismico, per implementare un piano pluriennale degli investimenti da realizzarsi nei prossimi anni. Anche per questi motivi è prevista la collaborazione e compartecipazione agli investimenti di altri soggetti istituzionali pubblici[184]. È in corso di predisposizione il Piano nazionale di prevenzione 2020-2025, su cui andrà sancita l'Intesa con le Regioni e le Province autonome di Trento e Bolzano.

Infine, il Ministero della Salute intende procedere al riassetto e alla riforma della normativa in materia di sperimentazione clinica dei medicinali per uso umano, nonché al riordino della disciplina sui comitati etici.

Famiglia e disabilità

Il quadro di riferimento degli interventi in tema di politiche familiari si inserisce in un contesto di severa crisi demografica. Secondo l'ultimo *Ageing Report* della Commissione Europea[185], il tasso di fecondità per l'Italia è stimato all'1,42 nel 2030 e a 1,66 al termine dell'orizzonte di previsione, stabilito nel 2070. Altro dato di rilevanza è il tasso di dipendenza degli anziani, ovvero il rapporto tra la popolazione inattiva con più di 65 anni e gli occupati. Secondo i dati pubblicati nell'*Ageing Report*, questo tasso è previsto crescere dal 43,1 per cento nel 2016 al 68,5 per cento nel 2070 a livello europeo, e in Italia dal 58,3 del 2016 all'85,8 del 2070. Data la rilevanza delle dinamiche demografiche nel calcolo della componente di spesa dovuta all'invecchiamento della popolazione (pensioni, spesa sanitaria, *Long-Term Care*, Istruzione, Sussidi di disoccupazione) gli interventi per il rilancio demografico costituiscono una priorità dell'agenda di Governo.

Il Governo intende pertanto proseguire nell'attuazione di politiche volte a invertire le tendenze demografiche avverse e lo squilibrio generazionale nonché a favorire la partecipazione delle donne al mercato del lavoro. In questa direzione, occorre anzitutto garantire un contesto ordinamentale in grado di superare la frammentazione degli attuali strumenti di sostegno, definendo politiche strutturali efficaci ed incisive di promozione della natalità e dell'occupazione femminile, riordinando al contempo, nel contesto della collaborazione tra i livelli di Governo, il sistema dei servizi e delle prestazioni sociali, anche al fine di definire un nuovo piano di sviluppo dei servizi socio-educativi per la prima infanzia.

L'intendimento del Governo è quello di razionalizzare i diversi istituti vigenti in favore delle famiglie, al fine di pervenire ad un sistema più semplice e coordinato delle diverse misure di sostegno di natura assistenziale e fiscale, che tenga conto della situazione effettiva di ciascun nucleo familiare e garantisca, secondo una logica coerente, interventi complementari e integrati nei diversi ambiti della fiscalità, dei sussidi monetari, dell'assistenza all'infanzia, dei servizi alla persona, della conciliazione e delle pari opportunità, valorizzando al contempo le forme di collaborazione e *partnership* tra la sfera pubblica e il mondo dell'associazionismo *no profit*. In tale complessiva operazione di riordino e semplificazione, andranno

[183] Art 1, co. 555, Legge n. 145/2018.
[184] Legge n.232/2016 art. 1 co. 602-603.
[185] https://ec.europa.eu/info/sites/info/files/economy-finance/ip065_en.pdf

valutati gli impatti sinora conseguiti dalle politiche familiari in tema di rilancio demografico e occupazione femminile, al fine di ridisegnare il sistema di sostegno alle famiglie bilanciando in modo adeguato gli interventi diretti, la rete di assistenza e gli investimenti nel *welfare* familiare.

Il Governo, nell'ambito della Legge di Bilancio per il 2019, ha iniziato a porre in essere una serie di disposizioni selettivamente orientate al sostegno della genitorialità e della natalità. Sono stati stanziati oltre 444 milioni al fine di prorogare gli assegni previsti per ogni figlio nato o adottato dai nuclei familiari con Isee fino a 25 mila euro, incrementandone gli importi in misura pari al 20 per cento per ogni figlio successivo al primo, in linea anche con gli indirizzi della Commissione Europea. È stata inoltre aumentata del 50 per cento la misura dell'assegno destinato al pagamento delle rette per la frequenza di asili nido pubblici o privati autorizzati, ovvero per forme di assistenza presso la propria abitazione nelle famiglie con bambini affetti da gravi patologie croniche.

Al potenziamento degli interventi e della rete dei servizi a sostegno della famiglia risponde anche la nuova disciplina del Fondo per le politiche della famiglia, il cui stanziamento strutturale è stato elevato a oltre 100 milioni annui. Le risorse del Fondo saranno prioritariamente destinate a sostenere iniziative di conciliazione del tempo di vita e di lavoro, nonché di promozione del *welfare* familiare aziendale, in relazione al quale è stato avviato un apposito tavolo di confronto con le imprese finalizzato ad individuare le *best practice* in materia[186].

È stato incrementato anche il Fondo per la solidarietà alle vittime di crimini domestici, sia per favorire l'erogazione di borse di studio e iniziative di orientamento, formazione e supporto per l'inserimento lavorativo, sia per il sostegno e l'aiuto economico delle famiglie affidatarie[187].

Sempre in tema di minori, di infanzia e di adolescenza a valere sul medesimo Fondo potranno essere previsti interventi a tutela di situazioni di vulnerabilità socio-economica, con particolare attenzione al disagio minorile, anche con riferimento al contrasto del *cyberbullismo*, a favore del quale è anche stata già avviata una campagna istituzionale di sensibilizzazione. Ulteriori risorse pari a 55 milioni annui per il triennio 2019-2021 sono state altresì destinate al rifinanziamento degli interventi, per il tramite della fondazioni bancarie, di contrasto della povertà educativa minorile.

In favore delle famiglie numerose è stata, inoltre, ridisciplinata e finanziata la Carta della famiglia, che consentirà ai nuclei familiari con tre o più figli conviventi di età non superiore a 26 anni di usufruire di sconti sull'acquisto di beni o servizi e agevolazioni di carattere tariffario, pari ad almeno il 5 per cento del prezzo offerto al pubblico, concessi dai soggetti pubblici e privati che aderiranno all'iniziativa. Alle famiglie numerose con tre o più figli, di cui almeno uno nato a partire dal 2019, verrà altresì concesso l'uso del 50 per cento dei terreni demaniali agricoli o incolti e abbandonati, nonché la possibilità di ottenere un mutuo senza interessi per un importo sino a 200.000 euro per l'acquisto della prima casa in prossimità del terreno.

[186] Fra le nuove finalizzazioni del Fondo si ricordano altresì: la valorizzazione del ruolo dei Centri per la famiglia; il sostegno dei genitori separati e divorziati; la prevenzione di ogni abuso sessuale nei confronti dei minori e il contrasto della pedofilia e della pornografia minorile.

[187] Le risorse del Fondo potranno essere utilizzate per finanziare progetti volti ad assicurare adeguati percorsi di protezione e supporto ai minori vittime di violenza assistita e di sostegno, anche di natura economica, ai minori orfani di crimini domestici e alle loro famiglie, affidatarie o adottive.

Sul piano delle misure volte a promuovere un migliore equilibrio tra vita professionale e vita familiare sono stati previsti due ulteriori interventi in materia di congedo di maternità e di paternità. Quanto al primo, in favore della madre lavoratrice è stata introdotta una modalità più flessibile di fruizione del congedo in base alla quale è oggi consentito, su base facoltativa, di fruire dell'intero periodo di cinque mesi di astensione obbligatoria dal lavoro dopo l'evento del parto[188]. Per il secondo intervento, sono stati stanziati oltre 60 milioni per l'anno 2019 al fine di prorogare il congedo obbligatorio per il padre lavoratore dipendente, elevandone la durata sino a sei giorni[189].

Maggiori opportunità di conciliazione dei tempi di vita e di lavoro sono, infine, riconducibili alle modifiche introdotte in tema di *smart working*, che garantiranno lo svolgimento dell'attività lavorativa in modalità agile con priorità per le madri lavoratrici nei tre anni successivi alla conclusione del congedo di maternità, ovvero in maniera continuativa per i lavoratori con figli in condizioni di disabilità che necessitino di assistenza permanente.

Nel quadro delle nuove finalità del Fondo per le politiche della famiglia, una attenzione particolare è stata esplicitata anche in relazione alle misure di sostegno alla componente anziana dei nuclei familiari. Da questo punto di vista, è prevista un'azione di coordinamento fra le amministrazioni ai diversi livelli di Governo tesa, da un lato, a favorire la costruzione del contributo Italiano al processo di monitoraggio delle azioni e strategie in materia all'interno del processo ONU del *Madrid International Plan of Action on Ageing* (MIPAA) e, dall'altro, a contribuire ad una possibile modellizzazione degli interventi sociali a livello territoriale.

Infine, nell'ambito delle politiche in favore della famiglia può essere annoverata anche l'istituzione di un Fondo per le politiche antidroga[190].

In tema di disabilità, la Convenzione ONU del 2006, ratificata dal nostro Paese, ha avviato un vero e proprio cambio di paradigma, anche culturale, nell'approccio al tema della disabilità, fornendone una lettura improntata ad una nuova visione culturale, scientifica e giuridica, impegnando gli Stati membri ad implementare interventi che da una modalità settoriale e speciale, approdino ad un approccio globale per la costruzione di una società pienamente inclusiva e di un ambiente a misura di tutti. In questo senso, la Convenzione mira a garantire il pieno godimento dei diritti umani e delle libertà fondamentali da parte delle persone con disabilità in situazione di eguaglianza con gli altri per garantirne la piena inclusione all'interno della società. Per tali ragioni il Governo, sin dal suo insediamento, ha profuso uno sforzo organizzativo e finanziario particolarmente significativo. L'istituzione di una apposita struttura governativa che ha consentito di migliorare le capacità di indirizzo e coordinamento delle politiche in favore delle persone in condizione di disabilità, che saranno oggetto di un ampio intervento di riforma strutturale. Il Consiglio dei Ministri ha, infatti, deliberato, nello scorso mese di febbraio, un disegno di legge delega, collegato alla manovra di finanza pubblica,

[188] Previa attestazione medica che l'esercizio di tale opzione non arrechi pregiudizio alla salute della gestante e del nascituro.

[189] Uno dei quali è facoltativo, previo accordo con la madre e in sua sostituzione, in relazione al periodo di astensione obbligatoria spettante alla madre medesima.

[190] Il Fondo è destinato a finanziare progetti sperimentali diretti all'attivazione di specifici interventi nelle scuole secondare di primo e secondo grado, all'identificazione precoce delle condizioni di vulnerabilità e dell'uso occasionale delle sostanze stupefacenti e al supporto educativo e formativo in favore delle famiglie e del personale scolastico, con l'obiettivo di prevenire l'uso delle droghe e ridurre i tempi di accesso alle cure per coloro che ne fanno uso.

che mira a riformare e riordinare la disciplina per la tutela e la promozione dei diritti delle persone con disabilità tramite una revisione complessiva volta a superare - attraverso un apposito Codice della materia - la frammentazione normativa esistente e dare sostanza ad un nuovo modo di relazionarsi alla persona con disabilità[191]. Al fine di promuovere, tutelare e garantire il pieno ed eguale godimento dei diritti e delle libertà fondamentali da parte della persona con disabilità e porre le condizioni affinché sia effettivamente rimosso qualsiasi ostacolo che ne limiti o impedisca la piena e libera partecipazione alla vita economica, sociale e culturale, la delega al Governo prevede l'intervento in più ambiti settoriali, tra i quali: definizione della condizione di disabilità; disciplina dei benefici; promozione della vita indipendente e contrasto dell'esclusione sociale; percorsi di abilitazione e riabilitazione, diritto all'istruzione e alla formazione professionale; inserimento nel mondo del lavoro e tutela dei livelli occupazionali ed, infine, accessibilità e diritto alla mobilità.

A fianco di tale intervento di più ampio respiro, con la Legge di Bilancio per il 2019 sono state approntate una serie di prime misure specifiche. Nella prospettiva dell'adozione del primo Piano triennale, è stata anzitutto incrementata di 100 milioni annui la dotazione del Fondo per le non autosufficienze, che si attesta ora a regime a 550 milioni annui, cui potranno aggiungersi le risorse rinvenienti dal contrasto alla indebita fruizione dei benefici per l'invalidità civile, per il quale si intendono rafforzare selettivamente i controlli. Contestualmente, è stata ripristinata, dopo il taglio operato dal precedente Governo, l'originaria dotazione del Fondo per l'assistenza alle persone con disabilità grave prive del sostegno familiare ('Fondo dopo di noi'), cui sono assegnate risorse pari a 56,1 milioni annui che dovranno essere impiegate dalle Regioni per programmi di assistenza mirata che richiedono una capacità progettuale innovativa che deve essere adeguatamente sviluppata.

Al fine di promuovere l'inclusione lavorativa, è stato rifinanziato il Fondo per il diritto al lavoro delle persone con disabilità, che potranno altresì beneficiare delle procedure per l'assunzione previste nell'ambito del provvedimento istitutivo del RdC. Quest'ultimo istituto è stato peraltro modellato prevedendo dei correttivi alla scala di equivalenza in favore dei nuclei familiari con componenti in condizione di disabilità grave o non autosufficienti, i quali avranno anche diritto ad accedere con minori vincoli alla PdC.

È stata inoltre aumentata, con risorse di carattere strutturale, la dotazione del Fondo per il sostegno del ruolo di cura e di assistenza del *caregiver* familiare, nonché rifinanziata, per un importo di 300 milioni nel triennio 2019-2021, la dotazione del Fondo per l'esercizio delle funzioni relative all'assistenza per l'autonomia e la comunicazione personale degli alunni con disabilità.

Ai fini dell'inclusione scolastica, è stata disposta, nell'arco del triennio 2019-2021, l'assunzione di 40 mila insegnanti di sostegno e sono state stanziate risorse per la formazione di tali docenti sulla Lingua italiana dei segni (LIS), in relazione alla quale è stato anche istituito un apposito fondo per la diffusione dei relativi servizi di interpretariato.

Ulteriori misure hanno riguardato l'innalzamento delle detrazioni fiscali in favore delle persone ipovedenti per il mantenimento dei cani guida, nonché quelle per i giovani affetti da disturbi specifici dell'apprendimento. In tema di

[191] Come richiesto dalla citata Convenzione delle Nazioni Unite.

accessibilità, è stata avviata, grazie anche ad uno specifico stanziamento di bilancio, la procedura per l'attivazione e diffusione, anche attraverso la sinergia con l'INPS, della Carta europea della disabilità, tessera unica che sarà rilasciata alle persone con disabilità e che permetterà loro l'accesso a una serie di servizi in regime di reciprocità con gli altri Paesi dell'Unione Europea[192]. È stato, inoltre, istituito un Fondo ad hoc volto a finanziare interventi finalizzati all'innovazione tecnologica di strutture, contrassegno e segnaletica per la mobilità delle persone con disabilità.

Sul piano programmatico, il Governo, nelle more dell'approvazione parlamentare della suddetta Legge delega, intende: proseguire nel potenziamento delle risorse destinate alla promozione dei diritti delle persone con disabilità; adottare il primo Piano triennale per la non autosufficienza, nel cui ambito addivenire anche ad una definizione e migliore classificazione della condizione di non autosufficienza; dare attuazione, completandola, alla disciplina in materia di *caregiver* familiare; rafforzare l'assistenza sanitaria domiciliare; promuovere l'inclusione scolastica e universitaria, anche con iniziative di formazione a distanza; assicurare un maggiore raccordo tra i diversi enti pubblici nella presa in carico delle persone con disabilità; semplificare il sistema di accertamento sanitario per il riconoscimento della condizione di disabilità; promuovere l'aggiornamento dell'elenco delle patologie esonerate da visite di revisione e controllo; finanziare e disciplinare in modo compiuto il contratto fiduciario.

Particolare cura dovrà essere posta nel rafforzamento del sistema informativo, al fine di assicurare più avanzate attività di monitoraggio, raccolta dati e analisi statistica funzionali all'individuazione delle più efficaci politiche di settore, anche in vista dell'attuazione del secondo Programma d'Azione biennale per la promozione dei diritti e l'integrazione delle persone con disabilità, predisposto dall'Osservatorio sulla condizione delle persone con disabilità, e dell'adozione del terzo Programma d'azione.

Infine, per rafforzare la capacità delle amministrazioni pubbliche di rispondere ai bisogni sociali dei cittadini è stato approvato il Decreto del Presidente del Consiglio dei Ministri del 21 dicembre 2018 che regola il funzionamento e l'accesso al Fondo di innovazione sociale, i cui destinatari sono le Città Metropolitane e i comuni capoluogo di Provincia che presenteranno, in risposta ad apposito avviso, progetti sperimentali di innovazione sociale con il coinvolgimento del settore privato. I progetti sperimentali dovranno presentare un insieme coordinato di attività per la realizzazione di interventi nel settore dell'inclusione sociale, animazione culturale e lotta alla dispersione scolastica, con particolare attenzione alle donne e ai giovani.

[192] Come il nostro Paese infatti, anche altri Paesi dell'Unione Europea hanno aderito su base volontaria alle iniziative adottate per il raggiungimento degli obiettivi della Strategia dell'Unione Europea 2010-2020 in materia di disabilità.

III.8. ALTRE RIFORME

Ambiente e energia

Le maggiori sfide che il Paese deve affrontare in tema ambientale sono l'inquinamento e i cambiamenti climatici, la desertificazione, lo sfruttamento eccessivo delle risorse naturali e la perdita di biodiversità. Più in particolare, sono 7 le sfide principali alle quali il Governo intende dare riposta nei prossimi anni: *i)* ridurre ulteriormente le concentrazioni degli inquinanti atmosferici per assicurare un ambiente più salubre ai cittadini; *ii)* proseguire e rendere più ambiziosa la lotta ai cambiamenti climatici riducendo progressivamente i gas ad effetto serra, specialmente nel settore della mobilità; *iii)* incrementare la salvaguardia della biodiversità terrestre e marina e assicurare una migliore e più coordinata gestione delle aree protette e del capitale naturale; *iv)* limitare il consumo del suolo, prevenire il rischio idrogeologico e valorizzare l'acqua come bene comune; *v)* mettere in sicurezza il territorio attraverso la prevenzione e il contrasto dei danni ambientali; *vi)* promuovere l'uso efficiente e sostenibile delle risorse, governare la transizione verso l'economia circolare e i 'rifiuti zero'; *vii)* diminuire progressivamente le infrazioni comminate all'Italia dall'Unione Europea in materia ambientale.

Per il raggiungimento di questi obiettivi il Governo terrà conto degli impegni e degli accordi assunti in ambito europeo, regionale ed internazionale e, a livello nazionale, proseguirà nel percorso di attuazione della Strategia Nazionale di Sviluppo Sostenibile.

Con riferimento alla lotta ai cambiamenti climatici, il Governo introdurrà norme per promuovere una maggiore diffusione di modelli di sviluppo sostenibile, la ricerca, l'innovazione e la formazione per lo sviluppo del lavoro ecologico oltre che iniziative riguardanti un regime fiscale di vantaggio a favore delle aziende che implementano strategie di riduzione dell'inquinamento. Le misure attraverso cui conseguire questo obiettivo sono: *i)* lo sviluppo del lavoro ecologico e la '*decarbonizzazione*' e '*defossilizzazione*' della produzione; e *ii)* l'attuazione di norme di semplificazione amministrativa in tema ambientale. Sarà, inoltre, favorito l'utilizzo di fondi rotativi per il supporto delle politiche pubbliche e degli investimenti e l'implementazione delle misure per incentivare l'efficientamento energetico degli edifici. A quest'ultimo riguardo, un'attenzione particolare sarà rivolta all'edilizia residenziale pubblica. Il Governo si impegna a rendere operativo il Fondo nazionale per l'efficienza energetica e a sostenere presso tutte le sedi, anche internazionali, obiettivi più ambiziosi e vincolanti per la riduzione delle emissioni di CO_2 delle autovetture e dei veicoli commerciali leggeri nuovi. Sono tutti temi che troveranno un'effettiva applicazione nel Piano Nazionale Integrato per l'Energia e il Clima la cui proposta è stata presentata alla Commissione UE a gennaio 2019.

Delle iniziative riguardanti la mobilità sostenibile si è detto nel paragrafo sulle infrastrutture. Con riferimento alla riduzione dell'inquinamento atmosferico, il Governo promuoverà sempre maggiori sinergie tra i settori che cooperano al miglioramento della qualità dell'aria, in particolare assicurando la coerenza tra le politiche che possono avere effetti sui livelli degli inquinanti quali quelle relative ai trasporti, all'energia e all'agricoltura: l'obiettivo è, in cooperazione con le Regioni, il contenimento delle emissioni del particolato PM10 e del biossido di azoto NO_2.

Al fine di promuovere l'uso efficiente e sostenibile delle risorse e la decarbonizzazione della produzione, nonché garantire continuità agli investimenti nel settore della produzione di energia da fonti rinnovabili, sono in fase di emanazione due decreti per l'incentivazione dell'energia elettrica prodotta da fonti rinnovabili (Decreti ministeriali FER1 e FER2), nelle more del recepimento della nuova direttiva europea sull'utilizzo delle fonti rinnovabili. In particolare, la bozza di decreto FER1 - che incentiverà la produzione di energia elettrica da impianti eolici, fotovoltaici, idroelettrici, e da gas residuati da processi di depurazione - che è stata notificata alla Commissione Europea per la verifica di compatibilità con la normativa sugli aiuti di Stato, dopo aver ottenuto il concerto del Ministero dell'Ambiente e dopo aver sentito la Conferenza Unificata, e si prevede verrà adottato entro aprile 2019.

In tema di salvaguardia della biodiversità, a livello internazionale si continuerà a contribuire positivamente alla definizione del Quadro Generale per la biodiversità post 2020 della Convenzione sulla Diversità Biologica, mentre a livello nazionale si perseguirà la piena implementazione della Rete Natura 2000 e dei relativi obiettivi di conservazione, per rafforzare il concetto centrale della 'conservazione della natura' valorizzando le realtà territoriali nell'ambito dello sviluppo ecosostenibile. In particolare, si opererà per rafforzare il coordinamento delle procedure di approvazione degli strumenti di pianificazione e regolamentazione, nonché per stabilire piante organiche per gli Enti parco e una loro nuova *governance*. La prevenzione degli incendi, il contrasto al bracconaggio e al commercio illegale di specie protette saranno realizzati attraverso azioni quali il rafforzamento della cooperazione con le Forze di Polizia, l'installazione di sistemi di videosorveglianza e la modifica del codice penale.

È inoltre obiettivo del Governo promuovere un'efficace integrazione del Capitale Naturale nelle valutazioni e nei sistemi di monitoraggio delle politiche, nei processi economici e nella pianificazione territoriale, contribuendo alla realizzazione degli obiettivi mondiali tracciati dall'Agenda 2030 per una crescita sostenibile e dedicando una particolare attenzione al processo di programmazione economica europea 2021-2027.

Un'ulteriore linea di azione riguarderà la protezione del mare attraverso il rafforzamento della partecipazione ai processi internazionali di *governance*, con particolare riferimento ai processi per la formulazione di un 'Patto Globale per l'Ambiente' (GPE) e dell'Accordo attuativo per la Protezione della Biodiversità al di fuori delle giurisdizioni nazionali (BBNJ) e a specifiche misure per limitare i rifiuti marini (*marine litter*) e per il recupero degli stessi, in particolare favorendo il conferimento a terra dei rifiuti accidentalmente raccolti in mare nel corso delle attività di pesca, semplificando le procedure per le attività di bonifica dei fondali e avviando una filiera per il riciclo ed il recupero degli attrezzi di pesca. La realizzazione di queste attività passerà anche attraverso una revisione delle norme vigenti per l'autorizzazione alla raccolta della plastica, modificando il Codice dell'Ambiente. Sempre ai fini della *governance* sostenibile del mare, proseguirà l'attuazione della Pianificazione Spaziale Marittima quale strumento cardine per assicurare la sostenibilità ambientale dell'uso del mare e delle sue risorse.

Ad aprile, il Consiglio dei Ministri ha approvato un disegno di legge per la promozione del recupero dei rifiuti in mare e per l'economia circolare che disciplina la gestione e il riciclo dei rifiuti raccolti accidentalmente e volontariamente in mare e che intende favorire la diffusione di comportamenti virtuosi per prevenire il fenomeno dell'abbandono dei rifiuti, prevedendo l'attribuzione di una

certificazione ambientale agli imprenditori ittici che si impegnino a utilizzare materiali a ridotto impatto ambientale, partecipino a campagne di pulizia del mare o conferiscano rifiuti accidentalmente pescati. Al fine di evitare che i costi della gestione di tali rifiuti gravino esclusivamente sui pescatori e sugli utenti dei porti è previsto che siano coperti con una specifica componente prelievo sui rifiuti che attualmente può essere rappresentato sia da una tassa che da una tariffa avente natura corrispettiva. Il testo verrà trasmesso alla Conferenza unificata per l'acquisizione del parere di competenza.

Il Governo punterà ad una **gestione sostenibile del suolo** occupato, attraverso un'adeguata politica che promuova la rigenerazione urbana, mediante regole semplici e cogenti contro il consumo del suolo, controlli efficaci e sanzioni. Inoltre, verranno stabilizzati l''ecobonus' e il 'sisma bonus' con l'introduzione di tipologie di certificazioni capaci di garantire i crediti e la predisposizione di contratti differenziati per tipologie d'intervento, in grado di semplificare le attività delle amministrazioni locali. Altre misure, anche strutturali, per rafforzare il contrasto e la prevenzione del consumo del suolo si baseranno su: *i)* un'adeguata politica di sostegno agli interventi di prevenzione e di manutenzione del territorio; *ii)* l'aggiornamento della pianificazione di settore; *iii)* azioni per la responsabilizzazione dei cittadini e delle Istituzioni sui rischi connessi; *iv)* la rigenerazione urbana; *v)* la pianificazione e realizzazione di infrastrutture verdi; *vi)* il rilancio del patrimonio edilizio esistente; *vii)* l'introduzione del bilancio ecologico comunale; *viii)* il rafforzamento della *governance* delle aree marino-costiere, anche in relazione alla conservazione del capitale naturale.

Per quanto attiene alla **sicurezza del territorio** e della prevenzione e contrasto dei danni ambientali, il Governo intende: *i*) consolidare le misure già previste nell'ordinamento per prevenire e reprimere i reati ambientali con un inasprimento delle sanzioni previste della L. n. 68 del 2015[193]; *ii*) implementare l'attività di contrasto alle ecomafie in base al principio del 'chi inquina paga'.

Con riferimento all'**economia circolare**[194], il Governo ha recentemente attribuito[195] tale competenza al Ministero dell'Ambiente (MATTM), fatte salve le competenze del MISE, inserendolo nel più ampio contesto dell'uso efficiente delle risorse.

Si segnala a questo proposito che il MATTM, di concerto con il MISE, ha definito un quadro di monitoraggio per l'economia circolare a livello nazionale, assicurandone la complementarietà con quello proposto dalla Commissione Europea. Gli indicatori scelti non sono da considerarsi esaustivi ma rappresentano

[193] Si tratta, in particolare, di: *i)* inasprire le sanzioni per i reati ambientali contravvenzionali già previsti dalla legge; *ii)* prevedere il sequestro e la confisca dei beni frutto di reati ambientali, come già previsto dall'ordinamento per i beni acquisiti dalla criminalità organizzata tramite attività illecite - una sorta di confisca allargata; *iii)* applicare un ordine di allontanamento, fino a 2 anni, nei confronti di chi si rende responsabile di trasporto abusivo, abbandono, sversamento e combustione illecita di rifiuti nei pressi di istituti scolastici, luoghi di cultura, parchi pubblici, mercati, siti turistici, ferrovie, aeroporti e stabilimenti balneari o nelle campagne; *iv)* introdurre la possibilità di arresto in flagranza differita per gli illeciti ambientali più gravi; *v)* inasprire le previsioni relative al delitto di combustione illecita di rifiuti e roghi tossici; riorganizzare il sistema e le competenze di polizia ambientale; *vi)* prevedere il sequestro dei beni per chi inquina e ritiene di non pagare.

[194] Intesa quale sistema ambientale ed economico in cui 'il valore dei prodotti, dei materiali e delle risorse è mantenuto quanto più a lungo possibile' o recuperato (tramite il riuso e la riparazione dei prodotti, il riciclo e il recupero di materia) 'e la produzione di rifiuti è ridotta al minimo' così come gli impatti sull'ambiente (cfr L'anello mancante - Piano d'azione dell'Unione Europea per l'economia circolare, COM 2015 614).

[195] Cfr. art. 2 Decreto legge 12 luglio 2018, n. 86 'Disposizioni urgenti in materia di riordino delle attribuzioni dei Ministeri dei beni e delle attività culturali e del turismo, delle politiche agricole alimentari e forestali e dell'ambiente e della tutela del territorio e del mare, nonchè in materia di famiglia e disabilità' che modifica il Decreto legislativo 30 luglio 1999, n. 300 all'art. 35, co. 2, lett. c).

una prima proposta per favorire l'avvio di un processo di confronto tra istituzioni e imprese per analizzare la performance del nostro paese sul tema e individuare le migliori soluzione per il sistema Italia[196]. Inoltre il Governo, nell'ambito del Programma Operativo Nazionale (PON) *Governance* e Capacità Istituzionale 2014-2020, ha avviato il 'Progetto CReIAMO PA - Competenze e reti per l'integrazione ambientale e per il miglioramento delle organizzazioni della PA' con il quale intende contribuire al miglioramento della capacità amministrativa centrale e regionale in tema di sostenibilità ambientale. Fra le linee d'intervento del Progetto si segnala quella relativa a 'Modelli e strumenti per la transizione verso un'economia circolare' che ha come obiettivo specifico il miglioramento della capacità delle Regioni di programmare e gestire i processi di transizione dei sistemi produttivi e territoriali locali verso l'economia circolare.

A seguito dell'adozione del cd 'pacchetto rifiuti - economia circolare' della UE, il Governo modificherà la normativa nazionale di riferimento in tema di gestione dei rifiuti[197] al fine di risolvere le problematiche che non ne hanno consentito una uniforme applicazione su tutto il territorio nazionale. Al riguardo, dal 1° gennaio 2019 è in vigore la soppressione del sistema di controllo della tracciabilità dei rifiuti (SISTRI), disposta con il Decreto Semplificazione; fino alla definizione ed alla piena operatività di un nuovo sistema di tracciabilità dei rifiuti i soggetti obbligati garantiscono la tracciabilità dei rifiuti effettuando i tradizionali adempimenti (per maggiori dettagli si veda *focus* sulle misure in materia di semplificazione).
Ugualmente andranno incrementate, anche tramite l'adozione dei decreti '*End of Waste*', le attività volte alla facilitazione delle autorizzazioni relative alla cessazione della qualifica di rifiuto, al fine di costituire un ciclo virtuoso di prevenzione, riutilizzo e riciclo dei rifiuti, promuovendo l'economia circolare e la progettazione ambientalmente sostenibile dei prodotti, nonché l'adozione di specifiche norme per la realizzazione di centri di riparazione e riuso dei beni utilizzati, anche con l'eventuale introduzione di meccanismi fiscali premianti. A tal fine, il Governo, con la Legge di Bilancio per il 2019, ha introdotto un credito d'imposta nella misura del 36 per cento delle spese sostenute dalle imprese per l'acquisto di prodotti riciclati ottenuti da materiali provenienti dalla raccolta differenziata degli imballaggi in plastica nonché per l'acquisto di imballaggi biodegradabili e compostabili o derivati dalla raccolta differenziata della carta e dell'alluminio[198].

Il Decreto Crescita ha previsto agevolazioni a sostegno di progetti di R&S mirati a favorire la transizione verso un'economia circolare a basse emissioni di carbonio.

La revisione del Programma Nazionale di Prevenzione dei Rifiuti inoltre, prevede una forte riduzione del rifiuto prodotto, puntando in particolare alla drastica riduzione dell'utilizzo della plastica monouso. In tal senso il Governo, con la Legge di Bilancio per il 2019, invita i produttori ad adottare, su base volontaria e in via sperimentale dal gennaio 2019 fino al dicembre 2023, una serie di iniziative per la riduzione dei prodotti di plastica monouso ed istituisce un fondo presso il

[196] Il primo Rapporto nazionale sull'economia circolare 2019 (Redatto da *Circular economy network*. https://circulareconomynetwork.it/conferenza-nazionale-economia-circolare/) pone l'Italia al primo posto in Europa per quanto riguarda la *performance* sull'economia circolare. Rispetto alle 5 economie europee più importanti il suo indice complessivo di circolarità (ovvero il valore attribuito secondo il grado di uso efficiente delle risorse, utilizzo di materie prime seconde e innovazione nelle categorie produzione, consumo, gestione rifiuti) è pari a 103. Distanziati gli altri Paesi: Regno Unito (90), Germania (88), Francia (87), Spagna (81).

[197] In particolare il Decreto legislativo n. 152/06.

[198] Nel limite di 20.000 euro per ciascun beneficiario e per complessivi un milione di euro annui per gli anni 2020 e 2021.

Ministero dell'Ambiente destinato a finanziare attività di studio e verifica tecnica e monitoraggio da parte dei competenti istituti di ricerca. In tale ambito rientra anche l'implementazione della campagna di sensibilizzazione *'plastic free'* e l'iniziativa di eliminare in tutte le amministrazioni pubbliche l'uso di plastica, specialmente monouso.

L'attività dei Consorzi nazionali per il riciclaggio dei rifiuti verrà modificata al fine di verificare gli obiettivi di riciclaggio raggiunti nonché coordinare azioni volte al contrasto dei fenomeni illeciti legati al traffico nazionale e internazionale dei rifiuti[199]. Sarà creata una Cabina di regia unica presso il MATTM relativa all'inquinamento da amianto per l'implementazione delle attività di rilevazione e bonifica, l'erogazione di specifiche agevolazioni per le attività di bonifica e l'individuazione dei siti di trattamento in accordo con le Regioni.

A gennaio 2019 è stata inviata alla Commissione Europea la Proposta di Piano nazionale integrato per l'Energia ed il Clima (PNIEC)[200], strutturato secondo 5 dimensioni: decarbonizzazione, efficienza energetica, sicurezza energetica, mercato interno dell'energia, ricerca, innovazione e competitività.

I principali obiettivi dello strumento sono: una percentuale di produzione di energia da FER nei Consumi Finali Lordi di energia pari al 30 per cento, in linea con gli obiettivi previsti per l'Italia dalla UE e una quota di energia da FER nei Consumi Finali Lordi di energia nei trasporti del 21,6 per cento, a fronte del 14 per cento previsto dalla UE. Inoltre, il Piano prevede una riduzione dei consumi di energia primaria rispetto allo scenario PRIMES 2007 del 43 per cento a fronte di un obiettivo UE del 32,5 per cento e la riduzione dei gas a effetto serra rispetto al 2005 per tutti i settori non ETS del 33 per cento a fronte di un obiettivo UE del 30 per cento.

Il Governo intende proseguire nello sforzo di ridurre il numero totale delle infrazioni applicate all'Italia dall'Unione Europea, passate dalle 117 del 2014 alle 74 di oggi. Il 23 per cento delle infrazioni riguarda l'ambiente ed, in particolare, le tematiche dell'inquinamento dell'aria, dei rifiuti e del trattamento delle acque reflue urbane. Il Governo metterà in campo specifiche azioni per seguire ogni procedura e valutare i passi da compiere.

Politiche del Turismo

Il Governo ha ridefinito le attribuzioni relative al turismo, spostando la materia dal Ministero dei Beni e delle Attività Culturali al Ministero delle Politiche Agricole, Alimentari, Forestali e del Turismo[201] (MIPAAFT).

Il MIPAAFT considera il turismo - secondo una visione sinergica sostanziale - come valorizzazione concreta, reale, dinamica e aggiornata del territorio del Paese sotto il profilo agricolo e alimentare, rappresentandone al meglio le diversità e le specificità, stimolando e supportando il tessuto imprenditoriale e professionale di riferimento.

[199] Sarà promosso l'ingresso di nuovi consorzi nella gestione di particolari tipologie di rifiuto, in ottemperanza a quanto previsto dal principio di responsabilità estesa del produttore, anche attraverso la semplificazione delle norme di inizio attività e della costituzione di sistemi individuali e collettivi di gestione di tipologie multiple di rifiuto.

[200] Come previsto dal Regolamento del Parlamento Europeo e del Consiglio 2016/0375 sulla *Governance* dell'Unione dell'energia.

[201] Decreto ministeriale n. 86/2018, convertito in con modificazioni dalla Legge 9 agosto 2018, n. 97 (in G.U. 14/08/2018, n. 188).

Dal punto di vista della *governance*, la legge prevede la creazione di un nuovo Dipartimento del Turismo all'interno del MiPAAFT che avrà un compito importante in quanto non si occuperà solo delle politiche del turismo, ma anche di politiche di promozione e valorizzazione dei territori in ottica enogastronomica, con azione integrata e di sostegno al settore nei suoi vari comparti professionali ed industriali.

Sul piano normativo diverse questioni verranno affrontate in ambito di Conferenza Stato Regioni, di concerto con i dicasteri competenti e sentite le principali categorie professionali ed industriali. Particolare attenzione verrà data al riordino della normativa relativa alle professioni turistiche e ai sistemi di agevolazione fiscale in essere (*Tax Credit* ristrutturazione e *Tax credit* digitalizzazione), nonché alla risoluzione delle problematiche afferenti le concessioni demaniali marittime alla luce della Direttiva Servizi UE (Direttiva *Bolkestein*).

Inoltre, nell'ambito del rinnovamento del sistema di classificazione alberghiera, sono previsti standard qualitativi più elevati, consoni e rispondenti alle reali esigenze di mercato e, parimenti, quadri migliorativi anche per l'esercizio del controllo. Verranno altresì promosse diverse misure come la definizione di un Codice Identificativo Unico, a supporto della lotta all'abusivismo nel settore ricettivo.

Il Governo ritiene fondamentale anche la creazione di un ambito di contrattazione con i Comuni per una ridefinizione organica della regolamentazione applicativa dell'imposta di soggiorno, al fine di dotare i Comuni stessi di un efficace sistema di accertamento, utilizzando eventualmente banche dati già esistenti.

Nella programmazione finanziaria si partirà dalle linee di attività impostate dal Piano Strategico del Turismo 2017-2022 introducendo una prospettiva di integrazione con le politiche agricole (in prima istanza), per la definizione di un concetto più ampio e approfondito di *Made in Italy*. In tale contesto si intende porre particolare attenzione alle specificità del Sud Italia, definendo una serie di iniziative coordinate, di ampio respiro, imperniate sulla valorizzazione delle specificità territoriali, fondate sul binomio enogastronomia e turismo, sul mare, sulle coste ma anche e soprattutto sulle aree interne che, se sviluppate adeguatamente, devono diventare uno dei fattori di maggiore attrattività del nostro Paese.

Parte essenziale di questa nuova visione strategica sarà anche la revisione dell'approccio operativo e funzionale di ENIT, l'Agenzia Italiana del Turismo, che nel 2019 compirà 100 anni. L'obiettivo è di inserire ENIT in un contesto di coordinamento reale e non solo formale (esercitato con la vigilanza) in cui essa contribuisca a definire - e realizzi con successo - le linee di indirizzo relative alla promozione turistica ed all'internazionalizzazione del *Made in Italy*.

Verrà dunque rinegoziata la Convenzione Triennale sulla base di un piano operativo e finanziario che dovrà necessariamente tener conto del nuovo approccio strategico integrato di *Made in Italy*.

Collegata alle iniziative normative in ambito statistico, si intende avviare la trasformazione digitale della rilevazione dati e la relativa rielaborazione, nel contesto della diffusione del *wi-fi* a livello nazionale, con l'ambizione di costituire un contesto integrato di supporto anche alla digitalizzazione dell'offerta turistica.

Beni culturali

Il Governo, in coerenza con il dettato costituzionale, intende assicurare un impegno concreto e crescente sui temi della tutela e della valorizzazione dei beni culturali. Ciò anche al fine di promuovere l'avvio di organici processi cognitivi, educativi ed economici, orientati alla crescita, all'innovazione e alla integrazione sociale.

Nel quadro di interventi mirati per ottimizzare l'attuale organizzazione e la funzionalità delle strutture centrali e periferiche del MIBAC sarà intrapreso un piano straordinario di assunzioni, in modo da fronteggiare il grave deficit di organico. Ciò anche a seguito del trasferimento della materia del turismo ad altro Dicastero (si veda paragrafo precedente) e in considerazione dei fabbisogni di personale.

Gli obiettivi di tutela dei beni culturali di valorizzazione e fruizione dei beni culturali pubblici saranno perseguiti attraverso misure di varia natura: *i)* mappatura dei beni culturali abbandonati e non utilizzati; prevenzione del rischio per i siti archeologici; *ii)* realizzazione di un Catalogo Unico Nazionale Digitale del patrimonio culturale; *iii)* monitoraggio della gestione dei siti UNESCO italiani; *iv)* sviluppo di reti museali; *v)* sperimentazione di *card* digitali per usufruire di beni ed attività culturali; *vi)* valorizzazione del patrimonio culturale della moda e del *design*.

Valenza strategica assumerà il tema della sicurezza del patrimonio culturale, anche alla luce di eventi emergenziali verificatisi nel 2018. Attraverso l'implementazione dell'Unità per la sicurezza del patrimonio culturale[202] e nel contesto di iniziative che valorizzino opportunità rinvenienti dal contesto europeo, si intende modernizzare e potenziare il monitoraggio dei beni sul territorio a fine di tutela, individuazione e stima economica delle potenziali vulnerabilità. Ciò al fine di promuovere e realizzare interventi fondati sulla graduazione del rischio in rapporto alla disponibilità di risorse e all'utilizzo delle tecnologie digitali.

Per la tutela, sicurezza, valorizzazione e fruizione si proseguirà nel senso della promozione di un piano di digitalizzazione del patrimonio culturale, anche attraverso azioni organiche e integrate per migliorare il controllo e la conoscenza capillare del territorio.

Nuove risorse saranno investite per la promozione della cultura tra i giovani, anche coinvolgendo le industrie culturali, e per incrementare - anche grazie ad un utilizzo migliore dei fondi europei e alla riforma del finanziamento statale degli Istituti culturali - progetti speciali fortemente avvertiti dai territori e il sostegno statale ad iniziative nei settori dell'arte contemporanea, dell'archeologia, dell'architettura, della riqualificazione delle periferie e dell'innovazione.

Particolare attenzione verrà rivolta allo spettacolo e al cinema, attraverso l'adozione di misure di sostegno al Fondo Unico, nonché azioni per il risanamento delle Fondazioni Lirico Sinfoniche e il miglioramento dei criteri di assegnazione delle risorse, in particolare per lo spettacolo dal vivo.

Sul piano normativo con il disegno di legge sulle semplificazioni, si vuole introdurre, attraverso la redazione di un 'Codice dello spettacolo', una nuova disciplina complessiva dello spettacolo dal vivo nelle sue diverse espressioni. L'obiettivo è conferire al settore un assetto più efficace, organico e conforme ai principi di semplificazione delle procedure amministrative e ottimizzazione della

[202] Istituita con Decreto del Presidente del Consiglio dei Ministri 1 Dicembre 2017, n. 238.

spesa e volto a migliorare la qualità artistico-culturale delle attività, incentivandone la produzione, l'innovazione, nonché la fruizione da parte della collettività. Inoltre, una delle deleghe prevede l'adozione di disposizioni di modifica del Codice dei beni culturali e del paesaggio[203], al fine di consentire un riordino sistematico della materia e l'adeguamento alle riforme intervenute successivamente all'emanazione del Codice.

In questo ambito si colloca lo sforzo di rafforzare la capacità del Mezzogiorno di gestire progetti culturali, promuovere il *Made in Italy*, anche nei campi specifici della moda e del *design* (e con il coinvolgimento degli Istituti Italiani di Cultura), sperimentare forme di comunicazione più avanzata per favorire una maggiore accessibilità nella fruizione dei beni culturali, portare nelle scuole e nelle Università progetti di promozione delle attività culturali. Quest'ultimo obiettivo verrà sviluppato anche grazie ad incentivi per la formazione continua e l'aggiornamento professionale degli operatori della cultura e per il rafforzamento dell'offerta formativa nelle Università.

Politiche agricole

Uno degli obiettivi chiave dell'azione di Governo è la semplificazione delle procedure, che dovrà estendersi a tutti i settori produttivi. Nel comparto agricolo questa esigenza è particolarmente avvertita e costituisce uno dei presupposti per liberare risorse da destinare a progetti di eccellenza e di qualità. Il primo passo verso la riduzione degli oneri burocratici sarà l'attuazione della delega in materia prevista dal disegno di legge sulle semplificazioni approvato a febbraio dal Governo, volta a migliorare la competitività e la sostenibilità delle filiere produttive attraverso le seguenti misure: *i)* rivedere e semplificare gli adempimenti amministrativi a carico delle imprese agricole connessi all'erogazione dell'aiuto o sostegno regionale, nazionale ed europeo nell'ambito della Politica Agricola Comune; *ii)* semplificare i procedimenti amministrativi di competenza degli enti territoriali, con l'obiettivo di facilitare l'avvio dell'attività economica agricola; *iii)* rivedere e semplificare la normativa in materia di regolazione dei mercati al fine di assicurare un corretto funzionamento delle regole di concorrenza del mercato ed un'equa ripartizione dei margini lungo la filiera; *iv)* potenziare il sistema di rilevazione dei prezzi e dei costi di produzione delle imprese al fine di assicurare una maggiore trasparenza nelle relazioni di mercato; *v)* favorire la crescita dimensionale delle imprese agricole, lo sviluppo dell'imprenditoria giovanile e l'ammodernamento delle filiere agroalimentari con l'obiettivo anche di assicurare un maggiore coordinamento degli strumenti di incentivazione vigenti; *vi)* riordinare la disciplina delle frodi agroalimentari nonché le sanzioni vigenti in materia di regimi di qualità dei prodotti agricoli e alimentari; *vii)* istituire un sistema unico di controlli in materia di qualità dei prodotti e di produzioni a qualità regolamentata (quali le denominazioni di origine e le indicazioni geografiche registrate ai sensi della vigente normativa europea), al fine di evitare duplicazioni, di tutelare maggiormente i consumatori e di eliminare gli ostacoli al commercio e le distorsioni della concorrenza.

Questi obiettivi si affiancheranno ad una riorganizzazione del Ministero, al fine di realizzare una struttura che favorisca una interlocuzione semplice e diretta con

[203] Decreto legislativo n.42/2004

gli operatori, le associazioni e tutte le istituzioni del sistema che rafforzi ulteriormente la tutela del *Made in Italy* agroalimentare, *in primis* delle denominazioni di origine e delle indicazioni geografiche, la cui protezione (nazionale, europea e internazionale), promozione e valorizzazione costituiscono un'esigenza primaria, al fine di contrastare la contraffazione e rendere la produzione più sostenibile.

A tale proposito il supporto alla ricerca e alla formazione e il ricorso a strumentazioni sempre più sofisticate può costituire un importante ausilio alla verifica delle materie prime e della loro provenienza. Per supportare la formazione professionale è prevista la promozione di protocolli di cooperazione tra gli enti di ricerca, il mondo produttivo e gli istituti di formazione. Uno degli obiettivi, infatti, è quello di incidere sui processi formativi anche attraverso una riflessione sui percorsi di studio, in modo da creare un legame più stretto tra i programmi di ricerca e l'evoluzione concreta e reale del mondo agricolo.

Inoltre, per promuovere e valorizzare il *Made in Italy*, saranno enfatizzati i punti di forza dell'agroalimentare italiano: ricchezza di biodiversità, tradizione enogastronomica, patrimonio paesaggistico e culturale, capacità di innovare e di produrre cibi e vini unici al mondo. In questo contesto uno sforzo particolare sarà rivolto alla protezione delle indicazioni geografiche nel mondo e sul web, al contrasto all'*Italian sounding* e all'adozione di un sistema di etichettatura corretto e trasparente che garantisca una migliore tutela dei consumatori.

A queste misure saranno affiancate azioni di marketing territoriale e si renderanno operativi i 'distretti del cibo', con la creazione di un apposito Registro nazionale. Sarà anche rafforzato il Piano Strategico Nazionale sul Biologico, sarà dato avvio alle mense biologiche certificate nelle scuole, saranno attuate le nuove regole europee e verrà incrementata la superficie agricola biologica nazionale. Particolare attenzione dovrà essere prestata ai processi e alle attività di internazionalizzazione, finalizzati alla valorizzazione delle produzioni italiane nei mercati mondiali.

In campo forestale, il Governo porrà la massima attenzione alla strategia europea di sviluppo sostenibile applicata al settore forestale, redigendo la prima Strategia forestale nazionale in armonia con l'analogo documento europeo, anche orientando opportunamente le diverse politiche europee dalla fase post 2020.

Nei prossimi mesi il Governo sarà anche impegnato nell'affrontare il complesso e articolato negoziato per la riforma della Politica Agricola Comune (PAC) , nel cui contesto sono trattati temi particolarmente importanti, da cui dipende la tutela del reddito degli agricoltori.

In questo senso il Governo è consapevole delle conseguenze negative che potrebbero derivare da una riduzione degli incentivi, con una possibile fuoriuscita di aziende dal circuito produttivo, effetti negativi sull'ambiente e sul tessuto sociale, soprattutto nelle aree più fragili.

In tale negoziato si ribadirà come il maggiore rigore del modello agricolo e alimentare europeo non debba rappresentare un elemento penalizzante per le imprese nel confronto internazionale, e si sosterrà la necessità di un Piano strategico semplice ed adattabile alle diverse realtà, che tenga particolarmente conto della necessità di promuovere e sviluppare la competitività delle imprese.

Con riferimento alla necessità di aumentare la competitività delle imprese agricole e al contempo garantire una maggiore tutela dei consumatori, il Governo intende porre particolare attenzione al miglioramento della sostenibilità e della competitività delle diverse filiere zootecniche nazionali. L'obiettivo si potrà

concretizzare attraverso un disciplinare unico sul benessere animale, a cui gli allevatori potranno aderire su base volontaria, avvalendosi anche del contributo che potrà essere offerto dalla PAC.

La pesca marittima è un'attività di grande importanza per il Paese, ma principalmente soggetta alla normativa europea. Il Governo ritiene fondamentale sostenere e rafforzare gli strumenti a disposizione dell'Italia per promuovere l'interesse nazionale, anche attraverso un migliore utilizzo delle risorse finanziarie del Fondo europeo per gli affari marittimi e la pesca (FEAMP).

A livello nazionale l'attenzione alle filiere agricole è essenziale: a tal fine le azioni che si intende mettere in campo sono molteplici e vanno dal supporto all'aggregazione dei produttori agricoli - attraverso il riconoscimento delle organizzazioni di produttori, delle associazioni delle organizzazioni di produttori e delle organizzazioni interprofessionali - alla garanzia di un percorso trasparente di formazione dei prezzi e di tracciabilità dei prodotti. Per questo motivo saranno creati strumenti per accorciare la filiera, far rispettare le norme contro le pratiche commerciali sleali e ridurre i tempi dei pagamenti.

A supporto delle filiere verrà affrontato anche il tema delle carenze infrastrutturali e della logistica. Particolare attenzione sarà inoltre rivolta all'agricoltura di precisione e alla sua utilizzabilità da parte delle aziende agricole, così da poter avviare un processo di modernizzazione delle stesse.

Riforme costituzionali

L'obiettivo di fondo delle riforme costituzionali in discussione è rappresentato dal miglioramento della qualità delle decisioni attraverso una più ampia ed effettiva partecipazione dei cittadini alla vita politica e una maggiore efficacia delle attività delle Camere. Gli interventi di riforma all'esame del Parlamento riguardano in particolare:

- **la riduzione del numero dei parlamentari**: la proposta di legge costituzionale di modifica degli articoli 56, 57 e 59 della Costituzione, approvata in prima deliberazione dal Senato e ora all'esame della Camera dei deputati[204], interviene sulla disciplina del numero dei parlamentari, il più alto a livello europeo per quelli direttamente eletti dal popolo, prevedendo la diminuzione dei deputati da 630 a 400 e dei senatori da 315 a 200. La revisione costituzionale, oltre a determinare positivi risultati in termini di riduzione delle spese, mira a favorire un miglioramento dei processi decisionali delle Camere, rendendoli più tempestivi ed efficaci;
- **il rafforzamento degli istituti di democrazia diretta**: con la proposta di legge costituzionale approvata in prima deliberazione alla Camera dei deputati e ora all'esame del Senato[205], si introduce un'iniziativa legislativa popolare rinforzata, con la finalità di riconoscere maggiori responsabilità decisionali ai cittadini e valorizzare il ruolo del Parlamento nell'elaborazione di proposte in grado di rispondere alle questioni poste dagli elettori. La medesima proposta modifica anche la disciplina del referendum abrogativo prevista dall'articolo 75 della Costituzione, sostituendo il *quorum* strutturale con un *quorum*

[204] Atto Camera n. 1585.
[205] Atto Senato n. 1089.

approvativo, al fine di incentivare la partecipazione alle consultazioni referendarie.

Autonomia differenziata

L'articolo 116, terzo comma, della Costituzione riconosce la possibilità per le Regioni a statuto ordinario di richiedere ulteriori forme e condizioni particolari di autonomia in alcuni ambiti, tra i quali rientrano tutte le materie di competenza legislativa concorrente oltre ad alcune di competenza esclusiva dello Stato come l'organizzazione della giustizia di pace, le norme generali sull'istruzione e la tutela dell'ambiente, dell'ecosistema e dei beni culturali. Lo scorso anno, Lombardia, Veneto ed Emilia-Romagna hanno attivato questo percorso sottoscrivendo con il Governo tre accordi che prevedono un'intesa decennale. Il Consiglio dei Ministri ha recentemente analizzato il contenuto delle intese siglate, avviando il percorso che porterà le tre regioni interessate ad ottenere maggiore autonomia.

Sicurezza pubblica

Le azioni che il Governo intende perseguire riguardano: *i)* il contrasto dei flussi migratori irregolari, in una logica di condivisione delle responsabilità della difesa delle frontiere esterne dell'Unione Europea; *ii)* la lotta contro tutte le mafie e le organizzazioni criminali, anche attraverso nuovi strumenti, per colpirne le ricchezze illecitamente accumulate; *iii)* la revisione dell'ordinamento degli enti locali, per contrastare il condizionamento dei poteri criminali e la corruzione; *iv)* il potenziamento dell'innovazione tecnologica e l'introduzione delle modifiche ordinamentali per la lotta alla criminalità diffusa.

Con riferimento all'immigrazione, nel 2017 e nei primi sei mesi del 2018 si è registrato un *trend* in discesa degli sbarchi di migranti sul nostro territorio. Tale tendenza si è consolidata a partire da giugno 2018, da quando sono sbarcati 4.458 migranti a fronte di 21.850 sbarcati nello stesso periodo dell'anno precedente con una riduzione percentuale pari all'80 per cento.

Il Governo intende adottare un nuovo approccio nelle politiche di contenimento dei flussi migratori verso l'Europa, che vanno intercettati nei Paesi di partenza e transito. Inoltre, il problema deve essere gestito in una dimensione europea. Il Governo intende rivedere il canale della protezione umanitaria, cui accedono anche persone che in base alla normativa europea sull'asilo non avevano i requisiti per la protezione internazionale al momento dell'ingresso nel nostro Paese e che, ora, permangono sul territorio con difficoltà di inserimento.

Il Governo ha avviato la riforma del sistema di accoglienza, ferme restando le particolari misure da assicurare alle categorie vulnerabili e gli interventi di accoglienza integrata (SPRAR). La gestione dei flussi migratori richiede la piena operatività dei Centri di permanenza per il rimpatrio (CPR), che attualmente hanno una disponibilità complessiva di 880 posti. Nuovi centri sono in corso di realizzazione. Altrettanto importanti sono le misure, e le relative risorse, per i rimpatri volontari assistiti (RVA), con il finanziamento anche di fondi europei (FAMI). Con riferimento alle politiche dell'immigrazione e della sicurezza il Governo ha approvato a settembre 2018 un Decreto legge, descritto nel *focus* seguente.

FOCUS

I contenuti del 'Decreto Sicurezza e Immigrazione'

A settembre 2018 il Consiglio dei Ministri ha approvato il Decreto legge su 'Sicurezza e immigrazione' contenente norme per la protezione internazionale e l'immigrazione, la sicurezza pubblica, nonché misure per la funzionalità del Ministero dell'Interno e l'organizzazione e il funzionamento dell'Agenzia nazionale per l'amministrazione e la gestione dei beni sequestrati e confiscati alla criminalità organizzata (ANBSC).

Con riferimento alla **protezione internazionale e all'immigrazione**, il provvedimento mira ai seguenti obiettivi:

- contrastare più efficacemente l'immigrazione illegale, garantendo l'effettività dell'esecuzione dei provvedimenti di espulsione;
- disciplinare i casi speciali di permesso di soggiorno temporaneo per motivi umanitari;
- definire nuove regole in materia di revoca dello status di protezione internazionale in conseguenza dell'accertamento della commissione di gravi reati;
- ridurre il ricorso strumentale alla domanda di protezione internazionale per assicurare un'efficace e più rapida gestione delle procedure per il riconoscimento della protezione internazionale;
- razionalizzare il ricorso al Sistema di protezione per i titolari di protezione internazionale e per i minori stranieri non accompagnati;
- prevedere la revoca della cittadinanza acquisita dagli stranieri condannati in via definitiva per reati di terrorismo.

Al fine di conseguire questi obiettivi, il decreto prevede quanto segue:

- si introduce una tipizzazione dei casi di tutela complementare, con precisi requisiti per i soggetti interessati (i.e. vittime di grave sfruttamento lavorativo, di tratta, di violenza domestica, etc.), salvo il potere-dovere delle Commissioni territoriali di valutare l'eventuale sussistenza dei presupposti del principio di non respingimento ('non refoulement'), individuando i profili di rischio in cui il richiedente asilo incorrerebbe in caso di esecuzione del provvedimento di espulsione;
- si interviene, nel rispetto delle norme europee, sulle domande reiterate al solo scopo di impedire l'esecuzione imminente di un provvedimento di allontanamento. Si introduce, inoltre, una specifica procedura per le domande presentate in frontiera dopo che il cittadino straniero è stato fermato per avere eluso o tentato di eludere i controlli e si prevede l'ipotesi di trattenimento dei richiedenti asilo, strumentale all'accertamento dell'identità o della cittadinanza del richiedente;
- si amplia il catalogo di reati che, in caso di condanna definitiva, comportano il diniego o la revoca della protezione internazionale, inserendovi ipotesi delittuose di particolare gravità e che destano allarme sociale. Per tali reati si prevede, inoltre, in caso di condanna in primo grado, la sospensione del procedimento per la concessione della protezione e l'espulsione del cittadino straniero. Identica procedura è prevista nel caso in cui il soggetto imputato per tali reati, benché non ancora condannato, sia ritenuto di particolare pericolosità sociale;
- si introducono misure per assicurare l'effettività dei provvedimenti di rimpatrio di coloro che non hanno titolo a soggiornare nel territorio nazionale, prolungando da 90 a 180 giorni la durata massima del trattenimento dello straniero nei Centri di Permanenza per il Rimpatrio e prevedendo la possibilità di procedere per l'esecuzione dei lavori di costruzione o ristrutturazione di detti centri attraverso procedure negoziate, per lavori di importo inferiore alle soglie comunitarie in un arco temporale di 3 anni.

Con riferimento alla **sicurezza pubblica**, il Decreto legge mira ai seguenti obiettivi: *i)* rafforzare i dispositivi a garanzia della sicurezza pubblica, con particolare riferimento alla minaccia del terrorismo e della criminalità organizzata di tipo mafioso; *ii)* migliorare il circuito informativo tra le Forze di Polizia e l'Autorità Giudiziaria e pervenire e contrastare le infiltrazioni criminali negli enti locali.

In particolare, il decreto prevede: *i)* l'estensione dei controlli attraverso dispositivi elettronici per particolari fattispecie di reato (i.e. maltrattamenti e *stalking*); *ii)* nuove prescrizioni in materia di

contratti di noleggio di autoveicoli per la prevenzione di atti di terrorismo; *iii*) l'estensione dell'ambito di applicazione del divieto di accesso urbano (DASPO urbano), nonché l'applicazione di quello relativo alle manifestazioni sportive anche a coloro che siano indiziati per reati di terrorismo; *iv*) un'apposita disposizione che consente anche alla Polizia Municipale di utilizzare in via sperimentale armi comuni ad impulso elettrico; *v*) misure finalizzate al contrasto del fenomeno delle occupazioni arbitrarie di immobili, attraverso l'inasprimento delle pene fissate nei confronti di promotori o organizzatori dell'invasione, nonché con la possibilità di disporre intercettazioni.

Infine, il decreto contiene norme per **migliorare l'efficienza e la funzionalità dell'ANBSC**, anche attraverso il rafforzamento della sua organizzazione. In particolare, vengono istituite 4 nuove sedi dell'Agenzia con la possibilità di vendere sul mercato gli immobili confiscati, impedendo che rimangano a carico dello Stato per un lungo periodo.

Con riferimento al contrasto alla criminalità organizzata e alle mafie, il Governo riconosce come strategica l'aggressione dei patrimoni illeciti. In tale contesto, risultano decisivi, oltre all'istituto della confisca allargata, il sistema delle misure di prevenzione patrimoniale. Il ruolo dell'Agenzia nazionale per l'amministrazione e la destinazione dei beni sequestrati e confiscati alla criminalità organizzata (ANBSC) è strategico. Nel corso degli anni tale agenzia ha incontrato non poche difficoltà sul piano dell'organizzazione e del funzionamento, disponendo ad esempio di poche decine di unità di personale, peraltro assegnato temporaneamente, a fronte di oltre 15.000 beni sottratti alle mafie. Sono state emanate norme per la semplificazione delle procedure in materia di gestione contabile e di sequestro e confisca dei beni, in modo da migliorarne le potenzialità, come pure il rafforzamento di tale ente in termini di organico. A tale riguardo, è in vigore da ottobre 2018 il Regolamento sull'organizzazione e la dotazione delle risorse umane e strumentali dell'Agenzia per consentire, in concreto, di colmare i vuoti in organico assicurando, da subito, una sua più efficiente operatività e una implementazione della dotazione organica che conterà 200 unità. Sono inoltre state introdotte norme che permettono all'Agenzia di conseguire una più spiccata autonomia finanziaria, anche attraverso la vendita dei beni oggettivamente inutilizzabili e la gestione degli introiti derivanti dalla messa a reddito degli altri, attivando un circuito virtuoso di valorizzazione dei beni e delle aziende confiscate.

Sempre in tema di contrasto alla criminalità, è stata approvata dal Parlamento la legge che modifica il Codice Penale in tema di **legittima difesa**. Il provvedimento modifica, in particolare, gli articoli su legittima difesa domiciliare ed eccesso colposo, su alcuni reati contro il patrimonio (furto in abitazione e con strappo, rapina) e sul delitto di violazione di domicilio, con l'intento di rafforzare le tutele per colui che reagisce ad una violazione del domicilio. In relazione alla fattispecie della legittima difesa domiciliare, la modifica consiste nella specificazione che si considera 'sempre' sussistente il rapporto di proporzionalità tra la difesa e l'offesa. Inoltre, il disegno di legge propone l'inasprimento delle pene previste per il reato di furto in abitazione, elevando la pena detentiva (da 3 a 4 anni il minimo e da 6 a 7 anni il massimo), per il reato di rapina (elevando la reclusione minima da 4 a 5 anni, mentre la massima resta a 10 anni).

Il Governo ha completato la progettazione della piattaforma informatica e dell'infrastruttura tecnologica per la carta d'identità elettronica (CIE) e la conseguente implementazione e realizzazione è in fase di ultimazione. Al 31 agosto 2018 sono state installate postazioni di lavoro presso 7.395 Comuni. Le CIE emesse alla stessa data risultano in totale 4.934.152.

Con riferimento al contrasto alla criminalità diffusa, il Governo attuerà gli strumenti normativi che sono intervenuti in materia di misure di prevenzione,

testimoni di giustizia e sulla sicurezza delle città, misurandone l'efficacia anche nell'ottica di eventuali correttivi che possano migliorarne i risultati. Inoltre, assume rilievo la modernizzazione degli ordinamenti del personale delle Forze di Polizia, i cui ruoli sono stati ridisegnati dal decreto legislativo n. 95 del 2017 ma il cui processo di attuazione è tuttora in corso, con il Disegno di legge delega in materia di semplificazioni (si veda *focus*).

Un Disegno di legge recante disposizioni per il contrasto alla violenza in occasione di manifestazioni sportive è all'esame della Camera dei Deputati. Esso contiene, tra l'altro, una delega al Governo per l'adozione di un testo unico in materia di prevenzione e di contrasto dei fenomeni di violenza connessi alle manifestazioni sportive.

Si procederà alla reingegnerizzazione del Sistema Informativo Elettorale (S.I.EL) per l'adeguamento delle infrastrutture tecnologiche al nuovo sistema di assegnazione dei seggi[206], anche in vista delle prossime elezioni europee.

Il Governo chiederà una delega al Parlamento per una revisione sistematica dell'ordinamento degli Enti Locali, che ridefinisca il complessivo assetto della materia, armonizzando le disposizioni originarie sia con la riforma del Titolo V della Costituzione del 2001[207], sia con i numerosi interventi di settore succedutisi negli anni[208], e gli interventi per la legalità territoriale.

Difesa

Il Governo intende migliorare e rendere più efficiente il settore della Difesa, assegnando un'elevata priorità al tema della sicurezza attraverso uno Strumento militare efficace moderno.

Per fronteggiare adeguatamente la complessità dei cambiamenti già in atto, il Governo intende ottimizzare e sostenere le capacità indispensabili di cui le Forze Armate devono disporre - quale passo necessario per mettere il Paese nelle migliori condizioni per confrontarsi con le moderne minacce e i rischi alla sicurezza. Sarà necessario elaborare una Strategia Generale Nazionale di Sicurezza che possa costituire quel caposaldo istituzionale su cui la Difesa potrà basare i propri obiettivi e fare in modo che anche l'Italia si doti della sua prima *'Grand Strategy'*.

Il Governo rimane fortemente impegnato a profondere ogni sforzo per assicurare il più efficace e virtuoso utilizzo dei fondi assegnati alla Difesa, nonché a garantire i livelli di finanziamento necessari alla modernizzazione delle Forze armate, al fine di preservarne ed accrescerne le capacità operative ed adeguare, progressivamente, la dimensione del nostro sforzo economico-finanziario agli impegni assunti in ambito NATO e UE.

In particolare, a livello internazionale, si continuerà ad operare nell'alveo delle organizzazioni e delle alleanze di tradizionale ancoraggio per la proiezione estera, contribuendo agli interventi necessari per la tutela degli interessi nazionali, prestando la massima attenzione nella destinazione delle relative risorse, a fronte dei costi associati. In tale quadro, rimarranno cruciali le cooperazioni, sia nell'ambito della struttura di difesa comune integrata della NATO, sia nel contesto della Politica di Sicurezza e Difesa Comune (PSDC) dell'UE. Nello specifico, nell'ambito della Cooperazione Strutturata Permanente (*Permanent Structured*

[206] Introdotto dalla Legge n. 165/2017.
[207] Legge Costituzionale n. 3/2001.
[208] In particolare la Legge n. 56 del 2014 (Legge Delrio).

Cooperation - PESCO), l'Italia intende sostenere e valorizzare le opportunità offerte dal Fondo Europeo della Difesa (*European Defence Fund* - EDF), che prevede finanziamenti sia per la ricerca tecnologica sia per lo sviluppo di capacità strategiche, nonché dal Programma Europeo di Sviluppo Industriale per la Difesa (*European Defence Industrial Development Programme* - EDIDP), finalizzato a supportare progetti di cooperazione industriale multilaterale tra aziende europee nel settore della Difesa.

Inoltre, ferma restando l'imperativa necessità di assicurare la difesa del Paese, degli spazi euro/atlantici e il contributo alla gestione delle crisi internazionali - che rappresenta il *focus* della Difesa - in base alle recenti esperienze e alle tendenze future, è verosimile che si continuerà ad assistere ad un incremento qualitativo e quantitativo delle attività, svolte dalle Forze armate, connesse allo svolgimento di compiti specifici in circostanze di pubblica calamità ed in altri casi di straordinaria necessità ed urgenza, in supporto e in concorso alle altre Amministrazioni dello Stato.

Tale tendenza impone la ricerca della massima sinergia con tutti gli attori interessati, al fine di promuovere e consolidare il concetto di Duplice Uso Sistemico delle Forze armate - ovvero 'l'approccio preventivo volto a ottenere uno Strumento militare che sia capace di meglio integrarsi con la componente civile, per compiti sia militari che non militari, a supporto della collettività e quale contributo alla resilienza nazionale' - rendendo sistematici i positivi effetti derivanti dall'utilizzo delle competenze e delle capacità a duplice uso di cui la Difesa già dispone. Al riguardo, il paradigma del *multipurpose-by-design*, quale nuovo processo di sviluppo di capacità militari concepite non per compiti esclusivamente militari costituirà il principale fattore abilitante di questo nuovo approccio. Il Governo si impegnerà anche a promuovere ulteriormente le politiche per l'innovazione e per la ricerca scientifica e tecnologica, con il contributo del mondo accademico, dell'industria e del settore privato. In particolare, lavorerà per creare e integrare competenze specialistiche avanzate nel settore industriale, attraverso la formazione di centri di competenza ad alta specializzazione costituiti da Università/ricerca e industria (grandi e piccole-medie imprese), al fine di favorire il trasferimento tecnologico e l'innovazione nei processi produttivi, l'adozione e la diffusione delle tecnologie abilitanti. In linea con le esigenze di difesa, sicurezza e resilienza del Paese, verrà pertanto favorita l'adozione del già citato *multipurpose-by-design*. Relativamente alla minaccia cibernetica, alto fattore di rischio per il Paese da cogliere anche come un'opportunità di investimenti, il Governo intende sviluppare programmi di acquisizione per accedere a strumenti operativi ad alto contenuto tecnologico, al fine di preservare la protezione e la resilienza dei sistemi e delle reti strategiche nazionali.

Parimenti, nell'ambito della sicurezza energetica, si opererà per il raggiungimento di elevate capacità di resilienza energetica, per la riduzione dei consumi e dei fabbisogni nonché per la produzione e l'approvvigionamento da fonti eco-sostenibili. Con particolare riferimento ai siti a valenza strategica, si esaminerà la possibilità di implementare distretti energetici intelligenti (*smart military district*), nei quali sia massimizzato il ricorso all'auto-consumo e ove la gestione dei flussi energetici avvenga in tempo reale, in un alveo certo di sicurezza cibernetica, in perfetta simbiosi con il binomio *cyber security - energy security*.

Inoltre, dovranno proseguire gli sforzi per razionalizzare il parco infrastrutturale militare, eliminando le infrastrutture non più necessarie e accorpando, ove possibile, quelle che svolgono funzioni similari e promuovendone

una progressiva e più bilanciata distribuzione su tutto il territorio nazionale, con particolare riferimento al Sud e alle aree di maggiore reclutamento del personale. In tale contesto, le soluzioni individuate dovranno privilegiare - nel processo di analisi degli impatti - gli elementi finanziari e gestionali procedendo all'alienazione ovvero alla valorizzazione del patrimonio immobiliare non più necessario.

Massima attenzione continuerà poi ad essere rivolta al personale, militare e civile, che rappresenta la risorsa fondamentale della Difesa, proseguendo l'azione di salvaguardia della salute e la tutela della sicurezza, la valorizzazione della condizione e delle professionalità di tutte le categorie[209].

Inoltre, a fronte del progressivo invecchiamento del personale civile e militare della Difesa, oltre allo sblocco del *turn over*, resta centrale procedere a nuove assunzioni.

Infine si continuerà a sviluppare la cultura dell'efficacia, dell'efficienza e delle economie delle risorse, attraverso l'implementazione delle più moderne procedure di controllo di gestione.

[209] Il Governo intende anche perseguire la compiuta regolamentazione dell'esercizio dell'associazionismo sindacale del personale delle Forze armate e dei corpi di polizia ad ordinamento militare.

IV. FONDI STRUTTURALI

Nel 2018, la riforma della *governance* nazionale delle politiche di coesione (comunitaria e nazionale) - avviata con la Legge n.125/2013 - è stata rafforzata dal Parlamento con la conversione del Decreto legge 12 luglio 2018, n. 86, che stabilisce gli specifici ruoli delle competenti strutture della Presidenza del Consiglio.

Ciò assume particolare rilevanza in considerazione degli impegni che il Dipartimento per le politiche di coesione (DPCoe) e l'Agenzia per la coesione territoriale (ACT) sono chiamati a portare avanti nel corso del 2019, con particolare riferimento al presidio dell'attuazione della programmazione 2014-2020 e la fitta agenda del negoziato con la Commissione europea e gli altri *partner* europei per il ciclo di programmazione post-2020.

Nel quadro della programmazione 2007-2013, lo scorso anno è proseguito il confronto con i servizi della Commissione europea al fine di addivenire alla chiusura formale e al pagamento del saldo richiesto entro il 31 marzo 2017.

Tutte le azioni messe in campo, di consolidamento delle relazioni con le Autorità di gestione (AdG) dei programmi operativi regionali e nazionali e di cooperazione rafforzata, con il coinvolgimento della Commissione europea, hanno consentito di registrare alla data del 31 marzo 2017 una certificazione complessiva di spesa pari a 46,2 miliardi, a fronte di risorse programmate pari a 45,8 miliardi, corrispondenti al 101 per cento del totale programmato.

Con riferimento alla programmazione 2014-2020, nell'ambito dell'obiettivo 'Investimenti in favore della crescita e dell'occupazione', l'Italia ha programmato un valore complessivo di investimenti pari a 53,3 miliardi - incluso il cofinanziamento nazionale - impegnati in 51 programmi, di cui 12 programmi nazionali e 39 programmi regionali. L'importo delle risorse programmate tiene conto sia dell'adeguamento tecnico del Quadro Finanziario Pluriennale (QFP) 2014-2020 per l'anno 2017, che ha assegnato all'Italia 1.645 milioni (in tale occasione sono stati assegnati all'Italia anche 343 milioni all'Iniziativa occupazione giovani - IOG), a cui si sono aggiunti 800 milioni di co-finanziamento nazionale, sia della riduzione del tasso di cofinanziamento nazionale di alcuni Programmi operativi, nazionali e regionali, relativamente ad alcune regioni meno sviluppate e in transizione. In coerenza con i Regolamenti e con l'Accordo di partenariato, la programmazione 2014-2020 è stata distribuita su 11 obiettivi tematici (OT) a sostegno della crescita.

La programmazione 2014-2020 è caratterizzata da significative innovazioni regolamentari al fine di accrescerne l'orientamento ai risultati. L'introduzione, nell'attuale ciclo di programmazione, delle condizionalità ex ante (art. 19 del Regolamento 1303/2013), quali pre-requisiti all'attuazione, ha prodotto effetti molto positivi: ha contribuito a una rapida definizione di piani e strategie in molti settori importanti per lo sviluppo, l'ambiente e l'innovazione sociale - indicando così obiettivi e priorità - in coerenza con l'*acquis* comunitario. Il processo che ha condotto al loro soddisfacimento ha, inoltre, prodotto una diffusa crescita nelle competenze e un maggior coordinamento tra i vari livelli di governo.

Con riferimento specifico ai Piani di Rafforzamento Amministrativo (PRA), nell'ambito della prima fase PRA, avviata a partire da luglio 2014, sono stati redatti e approvati tutti i 29 Piani nei quali, complessivamente, sono stati previsti oltre 900 interventi, suddivisi in tre tipologie: interventi di semplificazione legislativa e procedurale, interventi sul personale ed interventi sugli strumenti trasversali e sulle funzioni comuni. I PRA prima fase hanno rappresentato un'esperienza più che positiva per l'Italia, primo fra tutti i Paesi UE ad adottarli. La seconda fase dei Piani, avviata nel mese di novembre 2017, è proseguita con la relativa istruttoria da parte dell'ACT e la validazione finale da parte della Commissione europea, nel mese di settembre 2018. Al 31 dicembre u.s., tutte le Amministrazioni avevano un proprio Piano validato (che sono passati da 29 a 30 a seguito della costituzione dell'Agenzia Nazionale Politiche Attive Lavoro - ANPAL e dell'assegnazione a quest'ultima del PON 'Iniziativa Occupazione Giovani' e del PON 'Sistemi di politiche attive per l'occupazione') e stanno ora procedendo a fornire informazioni riguardo ai primi monitoraggi quadrimestrali.

Nel 2018 tutti i Programmi operativi nazionali e regionali cofinanziati sono entrati nella piena operatività. La spesa complessiva certificata al 31 dicembre 2018 per i 51 Programmi FESR e FSE è stata pari a 9,7 miliardi, ovvero il 18,3 per cento delle risorse a disposizione per il periodo 2014-2020, di cui 6,2 miliardi a valere sul bilancio UE.

TABELLA IV.1: SPESA CERTIFICATA PER GRUPPI DI REGIONI AL 31.12.2018 (*)

Categoria di Regioni/Fondo	Risorse programmate	Spese certificate	
	a	b	b/a
In transizione	2.733,81	412,65	15,1%
FESR	1.800,65	273,51	15,2%
FSE	933,15	139,14	14,9%
Meno sviluppate	32.947,56	5.327,31	16,2%
FESR	24.429,39	4.134,98	16,9%
FSE	8.518,17	1.192,33	14,0%
Più sviluppate	14.805,38	2.862,36	19,3%
FESR	7.288,73	1.300,83	17,8%
FSE	7.516,66	1.561,52	20,8%
Intero territorio	2.785,35	1.146,03	41,1%
IOG	2.785,35	1.146,03	41,1%
Totale	**53.272,10**	**9.748,35**	**18,3%**

(*) Importi in milioni di euro comprensivi del cofinanziamento del Fondo di rotazione.
Fonte: Agenzia Coesione Territoriale

Il livello di spesa certificata pertanto supera globalmente in maniera significativa il *target* n+3 complessivo previsto pari a 8,1 miliardi. Il *target* è stato pienamente raggiunto da 48 Programmi operativi, mentre solo 3 Programmi non hanno raggiunto gli obiettivi di spesa: il POR Valle d'Aosta, e i PON Ricerca e innovazione e Inclusione sociale. A ciò è associato un rischio di disimpegno pari allo 0,5 per cento del *target* previsto (26 milioni in termini assoluti), che si riferisce ai 24,6 milioni del PON Inclusione e a 1,4 milioni del POR Valle d'Aosta e riguarda esclusivamente risorse del FSE. Le risorse non certificate sul PON Ricerca e innovazione, per un importo di 45 milioni, non sarebbero a rischio disimpegno a seguito della richiesta di eccezione per la presenza di ricorsi giudiziari; si tratta di uno dei casi previsti dai regolamenti comunitari e che non comporta perdite di risorse.

Dalla tabella seguente, che riporta la spesa certificata e il costo delle operazioni selezionate per obiettivo tematico, si rileva che sono state selezionate operazioni per quasi 39 miliardi, pari a circa il 73 per cento delle risorse complessivamente programmate.

TABELLA IV.2: OPERAZIONI SELEZIONATE E SPESA CERTIFICATA PER OT AL 31.12.2018 (*)

OT	Obiettivo tematico	Risorse programmate	Costo operazioni selezionate		Spese certificate	
		a	b	b/a	c	c/a
1	Ricerca e Innovazione	6.012,82	5.305,76	88,2%	860,41	14,3%
2	Agenda digitale	2.331,84	1.789,05	76,7%	392,79	16,8%
3	Competitività sistema produttivo	6.112,05	4.753,97	77,8%	1.072,23	17,5%
4	*Low carbon economy*	5.213,18	4.294,58	82,4%	839,64	16,1%
5	Clima e rischi ambientali	1.581,08	1.636,36	103,5%	277,73	17,6%
6	Valorizzazione Ambiente e Cultura	4.055,75	3.850,08	94,9%	736,45	18,2%
7	Reti infrastrutturali e mobilità	3.384,84	2.657,76	78,5%	773,72	22,9%
8	Occupazione	8.935,16	5.072,50	56,8%	2.384,76	26,7%
9	Inclusione sociale	5.726,04	3.120,89	54,5%	665,12	11,6%
10	Istruzione e formazione	6.962,31	4.579,58	65,8%	1.268,78	18,2%
11	Capacità amministrativa	1.218,21	776,58	63,7%	148,51	12,2%
AT	Assistenza tecnica	1.738,81	1.107,02	63,7%	328,21	18,9%
Totale		53.272,10	38.944,12	73,1%	9.748,35	18,3%

** Negli assi multiobiettivo la ripartizione delle variabili è calcolata sulla base delle quote degli obiettivi all'interno di quell'asse*

Fonte: Agenzia Coesione Territoriale: Interventi in attuazione - dati consolidati in BDU-IGRUE al 31 ottobre 2018

In termini di operazioni selezionate, gli OT sostenuti dal FESR si trovano, al 31 dicembre 2018, a uno stadio più avanzato rispetto agli OT finanziati dal FSE (OT9 e OT10). In particolare, si notano risultati positivi in relazione agli OT di maggiore impatto sulla struttura del sistema economico. La selezione degli interventi mostra già un certo *overbooking* per l'OT 5 (Clima e rischi ambientali), dove il rapporto tra il valore delle operazioni selezionate e le risorse programmate è pari al 103,5 per cento. Molto elevato (al 94,9 per cento) è anche il valore di tale indicatore per un altro obiettivo ambientale, l'OT 6 (Valorizzazione ambiente e cultura). L'OT1 (Ricerca e innovazione), a fronte del basso livello di spesa certificata, registra un rapporto tra valore delle operazioni selezionate e le risorse programmate di ben 15 punti superiore alla media (88,2 per cento vs il 73,1),

I dati riportati in tabella relativi ai livelli di certificazione, segnalano che gli OT 'Occupazione' e 'Reti infrastrutturali e mobilità' hanno un avanzamento della spesa maggiore della media (questo vale, in maniera minore anche per l'assistenza tecnica). Relativamente all'OT 'Occupazione', il buon risultato si spiega anche con il fatto che i programmi FSE (che contribuiscono a tale OT) sono stati adottati nel 2014, a differenza dei programmi FESR adottati nel 2015, e godono pertanto di un più lungo periodo di attuazione. Per quanto riguarda invece l'OT 7 (Reti infrastrutturali e mobilità), che ha conseguito risultati superiori alla media anche in termini di operazioni selezionate (78,5 per cento) il 22,9 per cento di spese

certificate è trainato probabilmente dagli interventi ferroviari, in continuità con il ciclo di programmazione precedente. Gli OT che registrano invece livelli di spesa meno performanti sono l'OT 9 (Inclusione sociale), l'OT 11 (Capacità amministrativa) e l'OT 1 (Ricerca e innovazione); per quest'ultimo OT, che come è stato detto ha ottimi risultati in termini di operazioni selezionate, le difficoltà di certificazione sono causate da elementi esogeni che rallentano le procedure di spesa nonostante il buon andamento delle fasi precedenti (in particolare hanno pesato i numerosi ricorsi giudiziari che hanno ostacolato anche il raggiungimento del *target* di spesa del relativo PON).

Molto interessante è l'analisi dei dati di attuazione, sulle operazioni selezionate, a livello di Campo d'intervento (CI) che permette di individuare i progressi in corso sui aspetti economici e sociali fondamentali e strutturalmente necessari ad uno sviluppo più duraturo, socialmente equo e sostenibile. Tra gli interventi sostenuti dal FESR, meritano di essere segnalati i buoni risultati in ambito di sostegno alla PMI (rappresentati dai campi d'intervento CI 64 'Processi di ricerca e innovazione nelle PMI...' e CI 1 'Investimenti produttivi generici nelle piccole e medie imprese'). Sempre in ambito FESR, avanzamenti significativi si osservano anche sui temi ambientali (valorizzati dai Campi d'intervento CI 87 'Misure di adattamento ai cambiamenti climatici, prevenzione e gestione dei rischi...'; CI 22 'Trattamento delle acque reflue'; CI 13 'Rinnovo di infrastrutture pubbliche sul piano dell'efficienza energetica...' e CI 43 'Infrastrutture e promozione di trasporti urbani puliti...').

In ambito FSE, gli avanzamenti di maggior rilievo sono registrati nei campi d'intervento: CI 103 'Inserimento sostenibile dei giovani nel mercato del lavoro...'; CI 115 'Riduzione e prevenzione dell'abbandono scolastico...'; CI 102 'Accesso all'occupazione per le persone in cerca di lavoro e le persone inattive...' e CI 109 'Inclusione attiva...'.

Nei prossimi mesi, particolare attenzione verrà posta ai valori degli indicatori inseriti nel *performance framework*, che è lo strumento volto a misurare l'efficacia dell'attuazione e consiste nell'indicazione, a livello di ciascun asse di programma, di indicatori finanziari e di risultato (e/o procedurali) conseguiti al 31 dicembre 2018 (tappa intermedia) e da conseguire al 31 dicembre 2023. L'erogazione della riserva di efficacia, pari complessivamente al 6 per cento del valore di ciascun programma, è subordinata alla verifica del raggiungimento dei *target* alla tappa intermedia. Tale verifica è condotta sui dati di spesa riportati nelle Relazioni annuali di attuazione, da approvarsi entro il 30 giugno 2019. In tale ambito, Dipartimento, Agenzia e Ragioneria dello Stato (IGRUE) hanno istituito un gruppo di lavoro per assicurare omogeneità e qualità dei dati inseriti dalle AdG dei Programmi.

Il *target* per il 2019 richiede un livello di certificazione della spesa sui Programmi europei pari a 8,5 miliardi a valere sui Fondi SIE, che corrisponde, secondo le stime dell'ACT, a 13,3 miliardi includendo il cofinanziamento nazionale. Il monitoraggio dell'avanzamento finanziario della Politica di coesione, assicurato dalla Banca dati unitaria (BDU) ai sensi della L. 147/2013 art. 1 comma 245, riporta che, al 31 dicembre 2018, gli interventi pubblici relativi ai fondi strutturali registrano un valore complessivo di impegni ammessi pari a 21,4 miliardi (fondi UE più cofinanziamento nazionale), indicando un buon livello di nuove spese potenzialmente certificabili nei prossimi mesi.

La Strategia nazionale per le aree interne è andata avanti nei mesi scorsi secondo il percorso definito nell'AdP. La Strategia, sostenuta dai fondi SIE e dalle risorse nazionali, si prefigge di fermare e invertire nel prossimo decennio la forte perdita demografica e l'invecchiamento della popolazione di queste aree che rappresentano il 30,6 per cento del territorio nazionale. Le 72 aree selezionate sono

composte da 1.077 Comuni per 2.072.718 abitanti e un territorio di 51.366 kmq; ogni area, in media, è composta da 29.400 abitanti e 15 comuni. Durante il 2018, è stato completato il processo di definizione delle prime 23 strategie d'area finanziate con la Legge di Stabilità per il 2014 (cd aree prototipali); al contempo, è stato concluso il percorso di co-progettazione, con approvazione della strategia, per 11 aree finanziate con le risorse della legge di stabilità per il 2015 e di una area terremotata dell'Italia centrale che ha avuto risorse con la legge di stabilità 2016. Il 57,7 per cento dei Comuni è classificato come Periferico e Ultra-Periferico. Nello stesso periodo sono stati firmati 12 Accordi di Programma Quadro, di cui sei nel del 2018. Per l'attuazione della strategia l'Italia ha stanziato 281,18 milioni di risorse ordinarie. Al 31 dicembre 2018, risultano approvate le Strategie definitive in 34 aree, per un totale di investimenti di 565,8 milioni, con il 62 per cento di investimenti in favore di progetti di sviluppo e il 38 per cento di investimenti per il miglioramento dei servizi alla persona (mobilità, istruzione e trasporti). Alle risorse programmate in tali aree, grazie anche alla sinergia generata con la Strategia, hanno contribuito 365,83 milioni rinvenienti dalla programmazione 2014-2020 dei fondi SIE.

FOCUS

Individuazione dei programmi di spesa in conto capitale delle amministrazioni centrali ai sensi dell'art. 7-bis del Decreto legge n. 243/2016.

I principi per il riequilibrio territoriale[210] sono diretti a sostenere l'efficacia delle azioni inerenti alla rimozione del gap infrastrutturale sul territorio nazionale. La disposizione di legge prevede che venga assegnata annualmente alle Regioni del Mezzogiorno, il 34 per cento degli investimenti ordinari nazionali delle Amministrazioni centrali. La quota corrisponde alla popolazione residente nel Mezzogiorno sul totale della popolazione italiana ed è assegnata su base demografica.

Il Ministro per il Sud cura l'applicazione del principio di assegnazione differenziale di risorse aggiuntive a favore delle suddette Regioni (come definito dalla legge nazionale per il Fondo per lo sviluppo e la coesione e dagli accordi con l'Unione Europea per i Fondi Strutturali e di Investimento europei).

La Legge di Bilancio per il 2019[211] è intervenuta con delle modifiche che hanno ricompreso, nell'ambito di applicazione del vincolo di ripartizione territoriale a beneficio delle Regioni del Mezzogiorno, i Contratti di programma tra il Ministero delle Infrastrutture e dei Trasporti e, rispettivamente, ANAS e RFI; inoltre, è stata innovata la procedura con la quale sono individuati annualmente gli stanziamenti ordinari di spesa in conto capitale rilevanti ai fini dell'applicazione della norma.

In attesa del decreto attuativo, che deve essere emanato entro il 30 giugno 2019, che stabilisca le modalità con le quali verificare se le amministrazioni centrali si siano conformate all'obiettivo, si riporta di seguito l'elenco dei programmi di spesa ordinaria in conto capitale per l'anno 2019, individuati in via sperimentale.

[210] Contenuti nell'art.7-bis del Decreto legge n. 243/2016, 'Principi per il riequilibrio territoriale'.
[211] Art.1, co. 597-599, Legge n. 145/2018, che ha modificato ed integrato il citato art. 7-bis.

TAVOLA: PROGRAMMI DI SPESA ORDINARIA IN CONTO CAPITALE DELLE AMMINISTRAZIONI CENTRALI
A) Fondo finalizzato al rilancio degli investimenti delle amministrazioni centrali dello Stato e allo sviluppo del Paese, di cui all'articolo 1, commi 95, 96 e 98 della Legge 30 dicembre 2018, n. 145.
B) Ministero della Salute
1) Programmazione del Servizio Sanitario Nazionale (SSN) per l'erogazione dei livelli essenziali di assistenza (in relazione alle somme da destinare al finanziamento di interventi di edilizia sanitaria per ampliamento, la riqualificazione, l'adeguamento e la messa a norma delle strutture ospedaliere); 2) Programma sistemi informativi per la tutela della salute e il governo del SSN (in relazione al finanziamento di cui all'articolo 1, comma 510, della Legge 30 dicembre 2018, n. 145, concernente le spese in conto capitale per l'ammodernamento delle infrastrutture tecnologiche relative ai sistemi di prenotazione elettronica per l'accesso alle strutture sanitarie, finalizzati alla riduzione delle liste d'attesa delle prestazioni sanitarie).
C) Ministero delle Infrastrutture e dei Trasporti
1) Programma politiche abitative, urbane e territoriali (in relazione al programma recupero edilizia residenziale pubblica, comuni e IACP); 2) Programma opere strategiche, edilizia statale e interventi speciali e per pubbliche calamità (in relazione: a) al fondo opere - spese per la costruzione, sistemazione, manutenzione e completamento di edifici pubblici statali etc.; b) al fondo progetti - costruzione, sistemazione, manutenzione e completamento di edifici pubblici statali etc.); 3) Programma sistemi idrici, idraulici ed elettrici (in relazione al fondo opere - piano straordinario invasi); 4) Programma sistemi stradali, autostradali ed intermodali (in relazione a: a) fondo opere - rifinanziamento di contributi in conto impianti da corrispondere all'Anas per la realizzazione etc.; b) fondo opere - rifinanziamento di contributi all'Anas per la presa in carico dei tratti stradali dismessi etc.); 5) Programma sviluppo e sicurezza della mobilità stradale (in relazione al fondo per l'accessibilità e la mobilità delle persone con disabilità); 6) Programma sistemi ferroviari, sviluppo e sicurezza del trasporto ferroviario (relativamente al fondo opere - interventi in favore di grandi stazioni); 7) Programma sviluppo e sicurezza della mobilità locale (in relazione a: a) rifinanziamento del contributo per l'ammodernamento tecnologico dei sistemi di sicurezza di ferrovie e materiale rotabile; b) interventi per la messa in sicurezza delle ferrovie non interconnesse); 8) Programma diritto alla mobilità e sviluppo dei sistemi di trasporto (in relazione a: a) rifinanziamento del fondo per le infrastrutture portuali; b) somme da assegnare per l'accesso agli impianti portuali; c) spese per miglioramento competitività porti italiani e trasferimento ferroviario e modale nei sistemi portuali); 9) Programma ordine pubblico e sicurezza (in relazione a somme da assegnare per la manutenzione straordinaria); 10) Contratti di programma tra il Ministero delle Infrastrutture e dei Trasporti e ANAS S.p.A. e contratti di programma tra il Ministero delle Infrastrutture e dei Trasporti e Rete ferroviaria italiana Spa, e relativi aggiornamenti.
D) Ministero della Giustizia
1) Programma Amministrazione Penitenziaria (in relazione a: a) manutenzione straordinaria degli immobili - fondo opere; b) servizio delle industrie e delle bonifiche agrarie degli istituti di prevenzione e di pena; c) spese per l'acquisto di attrezzature e impianti; d) spese per acquisto di attrezzature e apparecchiature non informatiche, di mobilio e di dotazioni librarie); 2) Programma Giustizia Civile e Penale (in relazione a: a) spese per l'acquisto e l'installazione di opere prefabbricate, strutture e impianti, nonché per l'acquisto, l'ampliamento, la ristrutturazione, il restauro e la manutenzione straordinaria di immobili sia per gli uffici dell'amministrazione centrale che per quelli giudiziari; b) spese relative alla progettazione, alla ristrutturazione, all'ampliamento ed alla messa in sicurezza delle strutture giudiziarie ubicate nelle regioni Campania, Puglia, Calabria e Sicilia).
E) Ministero dell'Interno
1) Programma elaborazione, quantificazione e assegnazione delle risorse finanziarie da attribuire agli enti locali (in relazione al finanziamento di cui all'articolo 1, comma 139 della Legge 30 dicembre 2018, n. 145, concernente risorse per consentire la realizzazione di opere pubbliche per la messa in sicurezza degli edifici e del territorio, da destinare ai Comuni per il tramite del Ministero dell'Interno).
F) Ministero dell'Istruzione, dell'Università e della Ricerca
1) Programmazione e coordinamento dell'istruzione scolastica (in relazione al Fondo Unico per l'Edilizia scolastica)

V. INTERLOCUZIONI ISTITUZIONALI CON LE REGIONI E LE PROVINCE AUTONOME NELLA PREPARAZIONE DEL PNR

Le Regioni e le Province autonome conferiscono un apporto indispensabile per lo sviluppo e la crescita del Paese. Per tale ragione, anche in occasione della redazione del PNR 2019 è stato effettuato l'esercizio di consultazione e raccolta dei contributi relativi all'implementazione delle riforme a livello territoriale, configurando così il PNR come uno strumento di *governance* multilivello, come richiesto dalle Linee guida europee. Nel contributo al PNR 2019 confluiscono i provvedimenti normativi, regolativi e attuativi relativi all'anno 2018, segnalati da tutte le Regioni: si tratta di interventi di riforma attuati nell'arco dell'anno in continuità o in rafforzamento di azioni strutturali a favore dello sviluppo economico, sociale e occupazionale. Nella sintesi che segue vengono riportate le principali macro-misure emerse dall'analisi dei contributi regionali, in relazione agli ambiti di azione descritti nella parte del PNR 2019 relativa alle misure nazionali. Per il dettaglio degli interventi si rimanda alla 'Griglia consuntiva degli interventi', al documento 'Contributo delle Regioni e Province Autonome al PNR 2018' e all'Elenco delle *best practices* regionali[212].

Come avvenuto per gli anni precedenti, tutte le Regioni hanno redatto un contributo relativo allo stato d'implementazione delle riforme attuate in risposta alle Raccomandazioni specifiche per l'Italia (CSR) e ai *Target* della Strategia Europa 2020; le misure individuate sono state quindi ricondotte ai Risultati Attesi (RA) - derivanti dall'Accordo di Partenariato per la Programmazione dei Fondi SIE 2014-2020 - compiendo un esercizio di raccordo tra Semestre Europeo e politica di coesione. Nella logica di coerente inserimento della programmazione regionale nel più ampio contesto globale, le misure e i RA sono stati anche ricondotti a specifici obiettivi o sotto *target* per lo sviluppo sostenibile dell'Agenda 2030 (*Sustainable Development Goals*, SDGs): con questo esercizio il contributo delle Regioni al PNR 2019 intende sostenere la strategia di sviluppo sostenibile globale, in modo da farne la naturale continuazione della Strategia Europa 2020 dell'UE. Nell'elaborare il contributo delle Regioni si è tenuto anche conto delle evidenze riportate dalla Commissione Europea nella Relazione per Paese relativa all'Italia (*Country Report*) del 27 febbraio 2019, relativi alla valutazione dei progressi in materia di riforme strutturali, prevenzione e correzione degli squilibri macroeconomici nell'ambito del Semestre europeo 2019.

In risposta alla Raccomandazione 1, le Regioni hanno inteso promuovere la stabilità macroeconomica attraverso misure di riduzione del rapporto debito pubblico/PIL, in particolare: utilizzando entrate regionali; impiegando misure di revisione della spesa pubblica come parte integrante del processo di bilancio; riorientando la spesa a sostegno degli investimenti. Al fine di sostenere e

[212] Consultabili sul sito della Conferenza delle Regioni http://www.regioni.it/pnr.

promuovere attività atte a migliorare la competitività delle imprese operanti sul territori regionali, hanno promosso azioni in favore della riduzione del carico fiscale o della revisione delle agevolazioni fiscali. La maggioranza delle Regioni ha adottato sistemi di attività per la riduzione dell'economia sommersa, unitamente a misure a sostegno della lotta all'evasione fiscale e al contrasto del lavoro sommerso, mediante potenziamento delle strutture tributarie per la regolazione dei tributi catastali, convenzioni con Agenzia delle entrate, normazione delle agevolazioni destinate alle imprese.

La lettura della Raccomandazione 2 porta a distinguere tra più piani di analisi, in corrispondenza dei temi chiave indicati dal *Country Report*.

Riguardo l'efficienza della PA: sono state assunte iniziative per razionalizzare e garantire maggiore efficienza alla struttura organizzativa, adottati Piani e regolamenti volti alla ridefinizione dell'organizzazione e della *performance* e all'assegnazione di nuove competenze; create strutture ad hoc con funzioni di monitoraggio e controllo interno sull'attività amministrativa e gestionale della Regione e di verifica della rispondenza agli obiettivi di legislatura.

Per quanto attiene al miglioramento della capacità amministrativa nella gestione dei fondi della Politica di coesione (come richiesto all'Italia nel Rapporto Paese) tra le varie attività si segnala l'attuazione della II fase dei Piani di Rafforzamento amministrativo attraverso l'adozione dei nuovi PRA, che coinvolgono sia le strutture regionali impegnate nelle fasi di programmazione, gestione, controllo, monitoraggio e valutazione dei Programmi Operativi sia i beneficiari. Le amministrazioni regionali, inoltre, hanno dato ulteriore impulso alla razionalizzazione delle proprie partecipazioni nelle società pubbliche per migliorane l'efficienza e conseguire risparmi sui connessi costi di funzionamento, operando in più settori (informatico, trasporti, formazione e lavoro, ambiente).

Per quanto riguarda le misure di contrasto alla corruzione, rilevano i Piani Triennali di Prevenzione della Corruzione e per la Trasparenza impostati per assicurare una costante e progressiva implementazione di strategie volte ad innalzare i livelli di trasparenza, legalità e integrità dell'azione amministrativa, in coordinamento e connessione con i Piani della Performance. Sono state inoltre istituite ed attivate le misure volte a prevenire e combattere i conflitti di interesse. Nel settore degli acquisti pubblici, considerato tra le aree più a rischio corruttivo, sono stati istituiti appositi tavoli regionali di supporto agli enti del territorio ed individuati responsabili dell'applicazione della normativa in materia di prevenzione della corruzione e trasparenza nei contratti pubblici. Sono stati utilizzati strumenti di carattere pattizio per definire cornici di sicurezza e siglate intese con le Prefetture, finalizzate all'incremento delle misure di contrasto all'infiltrazione mafiosa in specifici settori come quello delle costruzioni.

Al fine di migliorare l'efficienza e la qualità delle prestazioni del sistema giudiziario, ad integrazione delle riforme portate avanti a livello nazionale, sono stati sviluppati anche modelli organizzativi integrati di sistemi informativi, informatici e linguistici, atti a semplificare ed accelerare i procedimenti decisori e conciliativi di definizione delle controversie, nonché sviluppate piattaforme di interoperabilità per garantire la gestione digitale e telematica dei flussi documentali fra uffici giudiziari e enti territoriali.

Per ridurre i tempi di definizione del contenzioso sono state, altresì, costituite apposite strutture di staff a supporto dei magistrati, mediante l'attivazione di tirocini presso gli organi di giustizia.

Sul versante delle imprese e degli enti del Terzo settore sono state promosse iniziative dirette ad incentivare l'introduzione di principi di responsabilità sociale e l'utilizzo di schemi di bilancio sociale.

Per promuovere pratiche sostenibili in tema di appalti pubblici sono stati adottati Piani di azione per l'attuazione del *Green Public Procurement* in tutto il comparto pubblico locale[213].

Tra i temi chiave individuati nel *Country Report* 2019 relativamente alla Raccomandazione 2 si ritrovano anche altri settori di azione in cui si sono concentrati i maggiori progressi, finalizzati al miglioramento della produttività aggregata dell'Italia. Gli investimenti infrastrutturali, molti dei quali riconducibili ai temi dell'Agenda Digitale, rappresentano un rilevante onere per le Regioni che si trovano a dover ridurre i divari digitali nei territori e a diffondere la connettività in banda ultra larga. L'offerta di servizi pubblici digitali e la digitalizzazione dei processi amministrativi ha raggiunto nel 2018 un ulteriore grado di maturazione nelle Regioni, con la duplice finalità di agevolare la qualità dell'offerta della PA nei confronti di cittadini e imprese. Si è assistito contestualmente ad una diffusione di *data center* unici e allo sviluppo del mercato elettronico della PA. Per rispondere ai richiami europei in materia di concorrenza ed integrazione del mercato unico, il miglioramento dei fattori strutturali - fondamentali per aumentare la produttività - si è tradotto nelle Regioni in investimenti pubblici nel campo dei trasporti soprattutto ferroviari e navali, della distribuzione di energia, gas e acqua, anche mediante l'apporto di tecnologie avanzate. Sono stati anche introdotti incentivi per elevare la competitività dei servizi professionali, come input per altre attività imprenditoriali.

Tra gli interventi per la competitività territoriale funzionali ad un contesto imprenditoriale favorevole, nel 2018 si è ulteriormente rafforzata nelle Regioni l'adozione di modulistica unificata e standardizzata per l'avvio di attività produttive e sono maturati processi decisionali più semplici e rapidi per le autorizzazioni. L'intento delle Regioni, soprattutto nel settore del commercio al dettaglio e della distribuzione di carburanti, è stato quello di favorire procedure semplificate per l'accesso al mercato. Ulteriori misure, come ad esempio la creazione di zone economiche speciali (ZES), istituite dalle norme nazionali, si sono diffuse e consolidate in tutte le Regioni meno sviluppate e in transizione del Mezzogiorno. Sul tema degli investimenti molti gli interventi di riforma segnalati dalle Regioni finalizzati al raggiungimento dei *target* ambientali della Strategia Europa 2020, per i quali tradizionalmente le Regioni declinano misure di intervento a favore della mobilità sostenibile, dell'efficientamento energetico, delle infrastrutture verdi. Tutte misure che segnalano anche l'impegno delle Regioni per l'attuazione dell'economia circolare in tutti i suoi aspetti.

Riguardo alla Raccomandazione 3, le Regioni hanno risposto evidenziando i sistemi tradizionalmente predisposti per favorire l'accesso al credito per le piccole e medie imprese sul territorio, anche mediante agevolazioni a sostegno della crescita produttiva. In tal senso hanno segnalato misure finalizzate al

[213] In particolare sono stati costituiti *help desk*, laboratori tecnici sugli acquisti verdi; programmi e progetti pilota di acquisti verdi, disposizioni attuative delle norme regionali/provinciali in materia di applicazione dei criteri ambientali minimi (CAM) ai contratti pubblici nel settore dei servizi di progettazione, nonché bandi per l'assegnazione di premi per le pubbliche amministrazioni e per il migliore prodotto/servizio e processo/tecnologia per lo sviluppo sostenibile destinato alle imprese

potenziamento del sistema delle garanzie pubbliche attraverso la costituzione di specifici fondi di garanzia diretta per il rilancio degli investimenti[214].

Rispetto alla Raccomandazione 4, rilevante anche per il *target* sull'occupazione della Strategia Europa 2020, è stata in primo luogo confermata la centralità dei servizi per il lavoro: nel 2018 le Regioni hanno compiuto una scelta organizzativa strategica in merito alla *governance* complessiva del mercato del lavoro, mediante il passaggio del personale dei CpI nei ranghi regionali o presso gli enti strumentali deputati alla gestione dei servizi per l'impiego, operando una profonda riflessione sull'assetto di competenze programmatorie e gestionali in materia di politiche attive all'interno del territorio regionale. In riposta a quanto rilevato nel *Country Report* in merito ai limitati progressi nella qualificazione dei servizi per il lavoro, grazie alla collaborazione tra Stato, Regioni e Province autonome, nel 2018 sono stati adottati due provvedimenti fondamentali riguardanti, rispettivamente, gli indirizzi in materia di politica attiva del lavoro e la specificazione dei livelli essenziali delle prestazioni (LEP) dei servizi per il lavoro[215] e la definizione dei criteri comuni in materia del sistema di accreditamento dei servizi per il lavoro[216].

Sul versante delle politiche attive, si conferma nel 2018 l'approccio ad una programmazione integrata degli interventi in materia di politiche del lavoro, attraverso l'utilizzo di risorse regionali, nazionali e europee destinate all'incremento e alla salvaguardia dei livelli occupazionali, mediante la definizione congiunta di politiche di attivazione, incentivi e altre misure di rafforzamento dell'occupabilità. Anche nel 2018 le Regioni hanno fatto ricorso a strumenti di assistenza all'inserimento lavorativo, tramite progetti di presa in carico personalizzata delle diverse categorie di soggetti nel mercato del lavoro, tra cui i disoccupati di lunga durata, le persone in condizione di vulnerabilità sociale, le persone con disabilità, i lavoratori coinvolti dalla crisi occupazionale, gli immigrati. Al contempo, si confermano gli incentivi alle imprese per l'assunzione e/o la stabilizzazione dei soggetti in situazione di maggiore precarietà professionale, nonché i contributi finalizzati all'avvio di impresa e/o lavoro autonomo.

Sono stati attivati interventi sul versante formativo tesi ad accrescere le competenze professionali ed a riqualificare i lavoratori in settori emergenti o strategici per lo sviluppo produttivo del territorio. Si conferma, infine, il forte impegno regionale per favorire l'adattabilità del lavoro e per contrastare le situazioni di crisi economica e produttiva, coniugando interventi a salvaguardia dei livelli occupazionali con misure per favorire la ricollocazione professionale, il rilancio delle attività e la crescita del territorio.

Per quanto riguarda il persistere di un basso livello di occupazione femminile - riportato dal *Country Report* - va sottolineato che tutte le Regioni hanno intensificato gli interventi per: accrescere le competenze e supportare con adeguate politiche attive l'avvicinamento/reinserimento delle donne nel mercato del lavoro; rafforzare una rete di servizi territoriali in grado di rispondere alle molteplici esigenze di cura che, di fatto, si frappongono e possono impedire il lavoro

[214] Attraverso l'istituzione di fondi specifici per l'erogazione di prestiti e/o garanzie alle PMI, per sostenere le attività collaborative di R&S per lo sviluppo di nuove tecnologie sostenibili, di nuovi prodotti e servizi e per Aiuti per agevolare gli investimenti in macchinari, impianti e beni intangibili, nonché per fornire supporto all'accompagnamento dei processi di riorganizzazione e ristrutturazione aziendale; la strutturazione di Protocolli d'intesa per favorire l'accesso al credito delle piccole imprese e micro imprese.

[215] Decreto ministeriale n. 4/2018, ex art. 2 del Decreto legislativo n.150/2015.

[216] Decreto ministeriale n. 3/2018, ex art. 12, comma 1 del Decreto legislativo n.150/2015.

femminile; sviluppare meccanismi, anche di tipo fiscale, tesi ad incentivare l'occupazione delle donne.

Sono inoltre da segnalare, nello specifico, le azioni di contrasto al caporalato ed allo sfruttamento lavorativo in agricoltura, anche mediante lo scambio informativo e la condivisione delle banche dati per rendere più efficace l'azione di prevenzione ed efficiente l'azione di vigilanza.

Parimenti sono stati definiti protocolli di collaborazione tra soggetti pubblici e privati che si occupano dei temi della sicurezza e della regolarità delle condizioni di lavoro e dell'integrazione lavorativa, per promuovere la cultura della legalità e della sicurezza nei luoghi di lavoro[217].

Sempre in risposta alla Raccomandazione 4 - congiuntamente con le azioni attuate rispetto ai *target* 6 e 7 della Strategia Europa 2020 dedicati al capitale umano - le Regioni hanno intrapreso robuste misure a supporto della formazione (certificazione delle competenze, digitalizzazione dei processi di produzione, azioni formative per occupati, inoccupati e disoccupati) sia per innalzare il livello di istruzione della popolazione adulta, sia per accrescere le competenze della forza lavoro e agevolare la mobilità e l'inserimento/reinserimento lavorativo. Sul versante istruzione, hanno intensificato le azioni contro l'abbandono scolastico a favore del miglioramento delle competenze chiave degli allievi, sostenendo la diffusione e qualificazione dell'offerta di istruzione e formazione tecnica e professionale. La maggioranza delle Regioni ha attivato Percorsi ITS, Poli tecnico-professionali e percorsi annuali di Istruzione e Formazione Tecnica Superiore (IFTS) e si è adoperata massicciamente per l'innalzamento dei livelli di competenze, di partecipazione e di successo formativo nell'istruzione universitaria e/o equivalente.

Si segnala infine, come azioni riconducibili al *target* 8 di Europa 2020 sul contrasto alla povertà e la lotta all'esclusione sociale, che tutte le Regioni hanno proseguito il percorso, avviato negli ultimi anni, di adozione di modelli di protezione sociale basati su misure strutturali di tipo continuativo, che superano dunque la logica degli interventi spot di natura 'emergenziale'. Tra i numerosi interventi di riforma segnalati, nel 2018 sono stati messi a punto Piani di contrasto alla povertà - redatti secondo una logica integrata che agisce sulle diverse dimensione di vulnerabilità (istruzione, sicurezza, salute, abitazione, assistenza sociale, ecc.) - e definiti i livelli essenziali di accesso ai servizi e alle prestazioni sociali[218].

[217] Tra questi protocolli di collaborazione inter-istituzionale si ricordano quelli per monitorare, verificare e sostenere le esperienze di tirocinio, con azioni dirette a prevenire e sanzionare eventuali abusi/usi distorti dell'istituto.

[218] Allo scopo di promuovere un maggiore livello di sinergia tra attori e misure (economiche, sociali, sanitarie e di politica attiva del lavoro) in favore delle persone in condizione di povertà, sono state attivate Reti Regionali per la protezione e l'inclusione sociale incaricate della programmazione degli interventi di contrasto alla povertà e all'esclusione sociale in una logica coordinata che veda la cooperazione tra Regioni, Enti Locali, Enti del terzo settore e *stakeholder* territoriali.

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